AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 2, 2009


                                      REGISTRATION NOS. 333-160722 and 811-04001


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               ----------------

                                    FORM N-4



            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933



                         PRE-EFFECTIVE AMENDMENT NO. 1                      [X]



                        POST-EFFECTIVE AMENDMENT NO.                        [_]



                                       AND

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940




                               AMENDMENT NO. 139                            [X]



                      METROPOLITAN LIFE SEPARATE ACCOUNT E

                           (EXACT NAME OF REGISTRANT)

                       METROPOLITAN LIFE INSURANCE COMPANY

                               (NAME OF DEPOSITOR)


                 200 PARK AVENUE, NEW YORK, NEW YORK 10166
             (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)


                 DEPOSITOR'S TELEPHONE NUMBER: (212) 578-9414


                     NAME AND ADDRESS OF AGENT FOR SERVICE:

                            James L. Lipscomb, Esq.
                  Executive Vice President and General Counsel
                      Metropolitan Life Insurance Company
                                200 Park Avenue
                               New York, NY 10166


                                    COPY TO:

                          Mary Thornton Payne, Esquire

                         Sutherland Asbill & Brennan LLP
                          1275 Pennsylvania Avenue, N.W.
                           Washington, D.C. 20004-2415


                      APPROXIMATE DATE OF PROPOSED FILING:

As soon as possible after the effective date of this registration statement.

The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall thereafter become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered: Individual Variable Annuity Contracts.

-------------------------------------------------------------------------------
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

                              ZENITH ACCUMULATOR

                     INDIVIDUAL VARIABLE ANNUITY CONTRACTS
                                   ISSUED BY
                      METROPOLITAN LIFE INSURANCE COMPANY


                       SUPPLEMENT DATED NOVEMBER 9, 2009

        TO THE PROSPECTUS DATED APRIL 30, 1999 AS ANNUALLY SUPPLEMENTED

1. COMBINATION OF THE SEPARATE ACCOUNTS


Effective November 9, 2009, the Company combined The New England Variable Account (the "Former Separate Account") with and into Metropolitan Life Separate Account E (the "Separate Account"). The Separate Account was established on September 27, 1983 and is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.


In connection with the combination of the Former Separate Account with and into the Separate Account (the "Combination"), we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. All references in your Prospectus to the Former Separate Account now refer to the Separate Account.

The Combination does not affect you in any way. More particularly:

    . There are no changes in our obligations or your rights and benefits under the Contract as a result of the Combination.

    . Your Contract Value is not affected by the Combination and no charges have been or will be imposed in connection therewith.

    . The Eligible Funds available under your Contract have not changed as a result of the Combination.

    . Your Contract Value is allocated to the same Eligible Funds (with the same Accumulation Unit values or Annuity Unit values) as it was before the Combination.

    . The Combination does not result in any federal income tax consequences to you.

After the Combination, the financial statements will report assets and liabilities on a combined basis. The financial statements also will combine any subaccounts that invest in the same Eligible Funds and illustrate unit values as a range.

If you have any questions, please contact us at 1-800-777-5897.

2. INVESTMENTS OF THE VARIABLE ACCOUNT

Each Eligible Fund has different investment objectives and risks. The Eligible Fund prospectuses contain more detailed information on each Eligible Fund's investment strategy, investment advisers and its fees. You may obtain an Eligible Fund prospectus by calling 1-800-777-5897 or through your registered representative. You should read the prospectuses for the Eligible Funds carefully. We do not guarantee the investment results of the Eligible Funds.

3. OTHER INFORMATION

    A. CONFORMITY WITH STATE AND FEDERAL LAWS

The Prospectus describes all material features and benefits of the Contract. The language in the Prospectus determines your rights under the federal securities laws.

    B. METROPOLITAN LIFE INSURANCE COMPANY DESCRIPTION

In the "INVESTMENT PERFORMANCE INFORMATION" section of the prospectus, delete the last paragraph (regarding membership in the Insurance Marketplace Standards Association).


    C. DISTRIBUTION OF CONTRACTS

New England Securities principal executive offices are located at 1095 Avenue of the Americas, New York, NY 10036.


       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

                     METROPOLITAN LIFE SEPARATE ACCOUNT E

                              ZENITH ACCUMULATOR

                     INDIVIDUAL VARIABLE ANNUITY CONTRACTS

                 ISSUED BY METROPOLITAN LIFE INSURANCE COMPANY

                      STATEMENT OF ADDITIONAL INFORMATION
                                   (PART B)


                               NOVEMBER 9, 2009



   This Statement of Additional Information is not a prospectus. This Statement of Additional Information relates to the Prospectus dated April 30, 1999 (as annually supplemented) and should be read in conjunction therewith. A copy of the Prospectus dated April 30, 1999, the supplement dated November 9, 2009, and any previous supplements may be obtained by writing to New England Securities Corporation ("New England Securities"), 1095 Avenue of the Americas, New York, NY 10036.





ZAVA-1109

                               TABLE OF CONTENTS


                                                                         PAGE
                                                                         -----
  HISTORY...............................................................  II-3
  INVESTMENT ADVICE.....................................................  II-3
  DISTRIBUTION OF THE CONTRACTS.........................................  II-6
  CALCULATION OF PERFORMANCE DATA.......................................  II-7
  CALCULATION OF YIELDS.................................................  II-8
  NET INVESTMENT FACTOR.................................................  II-9
  ANNUITY PAYMENTS...................................................... II-10
  HYPOTHETICAL ILLUSTRATIONS OF ANNUITY INCOME PAYOUTS.................. II-11
  HISTORICAL ILLUSTRATIONS OF ANNUITY INCOME PAYOUTS.................... II-12
  TAX STATUS OF THE CONTRACTS........................................... II-12
  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM......................... II-13
  LEGAL MATTERS......................................................... II-13
  FINANCIAL STATEMENTS FOR METROPOLITAN LIFE SEPARATE ACCOUNT E AND
    FINANCIAL STATEMENTS FOR THE NEW ENGLAND VARIABLE ACCOUNT...........     1
  FINANCIAL STATEMENTS FOR METROPOLITAN LIFE INSURANCE COMPANY..........    F1

                                    HISTORY


   Effective November 9, 2009, Metropolitan Life Insurance Company (the "Company") combined the New England Variable Account (the "Former Separate Account") with and into Metropolitan Life Separate Account E a separate account of Metropolitan Life Insurance Company (the "Separate Account"). In connection with the combination of the Former Separate Account with and into the Separate Account, the assets of the Former Separate Account were transferred to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. The Separate Account was first established on September 27, 1983 and meets the definition of a separate account under the federal securities laws, and complies with the provisions of the Investment Company Act of 1940, as amended. The Contracts were not available until September, 1988. Sales of the Contracts have been discontinued. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company.


                               INVESTMENT ADVICE

   The Separate Account invests in the Portfolios of the Metropolitan Series Fund, Inc. ("Metropolitan Fund"), the Met Investors Series Trust, and other, unaffiliated open-end management investment companies that serve as investment vehicles for variable life and variable annuity separate accounts. MetLife Advisers, LLC ("MetLife Advisers"), as the Adviser to the Metropolitan Fund, may, from time to time, replace the subadviser of a Portfolio with a new subadviser. A number of subadviser changes have been made with respect to the Portfolios in which the Separate Account invests.

   MetLife Advisers (formerly known as New England Investment Management, Inc. which was formerly known as TNE Advisers, Inc.) became the investment Adviser to the Portfolios of the Metropolitan Fund on May 1, 2001. Prior to May 1, 2001, Metropolitan Life Insurance Company was the investment Adviser for all Portfolios of the Metropolitan Fund. On May 1, 2009, MetLife Advisers became the investment adviser to the Portfolios of the Met Investors Series Trust.

   MetLife Advisers was also the investment Adviser to each of the Series of the New England Zenith Fund ("Zenith Fund") until May 1, 2003, the date on which each Series became a Portfolio of the Metropolitan Fund. MetLife Advisers had been the Adviser to all Series of the Zenith Fund since 1994, with the following exceptions: in the case of the Back Bay Advisors Money Market Series (formerly, the State Street Research Money Market Portfolio, currently, the BlackRock Money Market Portfolio), the Back Bay Advisors Bond Income Series (formerly, the State Street Research Bond Income Portfolio, currently, the BlackRock Bond Income Portfolio), the Westpeak Value Growth Series (formerly, the Westpeak Growth and Income Series, which was formerly the FI Structured Equity Portfolio, and is currently the FI Value Leaders Portfolio), the Loomis Sayles Small Cap Series (currently, the Loomis Sayles Small Cap Core Portfolio) and the Loomis Sayles Avanti Growth Series (currently, the Harris Oakmark Focused Value Portfolio), MetLife Advisers became the Adviser on May 1, 1995; in the case of the Capital Growth Series (currently, the Zenith Equity Portfolio), MetLife Advisers became the Adviser on May 1, 2001.

   Met Investors Advisory (formerly known as Met Investors Advisory Corp., which was formerly known as Security First Investment Management) became the Investment Adviser for the Portfolios of the Met Investors Series Trust on February 12, 2001. On May 1, 2009, Met Investors Advisory, LLC merged with and into MetLife Advisers.

   The following is the subadviser history of the Metropolitan Fund Portfolios that, prior to May 1, 2003, were Series of the Zenith Fund:

   The subadviser to the FI Value Leaders Portfolio (formerly, the FI Structured Equity Portfolio, which was formerly the Westpeak Growth and Income Series, which was formerly the Westpeak Value Growth Series) was Westpeak Investment Advisors, L.P. until May 1, 2002, when Fidelity Management & Research Company became the subadviser. The subadviser to the BlackRock Money Market Portfolio (formerly, the State Street Research

Money Market Portfolio, which was formerly the Back Bay Advisors Money Market Series) and the BlackRock Bond Income Portfolio (formerly, the State Street Research Bond Income Portfolio, which was formerly the Back Bay Advisors Bond Income Series) was Back Bay Advisors, L.P. until July 1, 2001, when State Street Research & Management Company became the subadviser; BlackRock Advisors, Inc. became the subadviser on January 31, 2005; and BlackRock Advisors, LLC became the subadviser on September 28, 2006. The subadviser to the MFS Total Return Portfolio (formerly, the Back Bay Advisors Managed Series) was Back Bay Advisors, L.P. until July 1, 2001 when Massachusetts Financial Services Company became the subadviser. The subadviser to the Met/Artisan Mid Cap Value Portfolio (formerly, the Harris Oakmark Focused Value Portfolio, which was formerly, the Harris Oakmark Mid Cap Value Series, which was formerly the Goldman Sachs Midcap Value Series, which was formerly the Loomis Sayles Avanti Growth Series) was Loomis, Sayles and Company, L.P. until May 1, 1998, when Goldman Sachs Asset Management, a separate operating division of Goldman Sachs & Co., became the subadviser; Harris Associates L.P. became the subadviser on May 1, 2000; and Artisan Partners Limited Partnership became the subadviser on May 1, 2009. The subadviser to the Balanced Portfolio (which merged into the MFS Total Return Portfolio of the Metropolitan Fund on April 30, 2004, and was formerly the Loomis Sayles Balanced Series) was Loomis, Sayles and Company, L.P. until May 1, 2000, when Wellington Management Company, LLP became the subadviser. The subadviser to the Westpeak Stock Index Series (which was replaced by the MetLife Stock Index Portfolio Class A on April 27, 2001, and was formerly known as the Stock Index Series) was Back Bay Advisors L.P. until August 1, 1993, when Westpeak Investment Advisors, L.P. became the subadviser. The subadviser to the BlackRock Legacy Large Cap Growth Portfolio (formerly, the State Street Research Large Cap Growth Portfolio which was formerly the Alger Equity Growth Portfolio) was Fred Alger Management, Inc. until May 1, 2004 when State Street Research & Management Company became the subadviser; BlackRock Advisors, Inc. became the subadviser on January 31, 2005; and BlackRock Advisors, LLC became the subadviser on September 28, 2006. Effective May 4, 2009, the FI Large Cap Portfolio merged with and into the BlackRock Legacy Large Cap Growth Portfolio.

   Prior to May 1, 2002, Capital Growth Management Limited Partnership was the subadviser to the Zenith Equity Portfolio. As of May 1, 2002, Capital Growth Management Limited Partnership ceased to be the subadviser to the Zenith Equity Portfolio and at that time, Zenith Equity Portfolio became a "fund of funds" that invests equally in three other Portfolios: the FI Value Leaders Portfolio and the Jennison Growth Portfolio of the Metropolitan Fund and the Pioneer Fund Portfolio of the Met Investors Series Fund, Inc. (On or about May 1, 2009, the Capital Guardian U.S. Equity Portfolio of the Metropolitan Fund merged with and into the Pioneer Fund Portfolio of the Met Investors Series Trust.) The subadvisers to these Portfolios are: Pyranis Global Advisors, LLC, Jennison Associates, LLC and Pioneer Investment Management, Inc., respectively.

   On April 30, 2004, the MFS Research Managers Portfolio merged with and into the MFS Investors Trust Portfolio of the Metropolitan Fund.

   On May 1, 2006, the MFS Investors Trust Portfolio of the Metropolitan Fund merged with and into the Legg Mason Value Equity Portfolio of the Met Investors Series Trust.

   On April 30, 2007, BlackRock Large Cap Portfolio (formerly, BlackRock Investment Trust Portfolio) of the Metropolitan Fund merged with and into BlackRock Large-Cap Core Portfolio of the Met Investors Series Trust.

   The following is the subadviser history of the remaining Metropolitan Fund
Portfolios:

   MetLife Investment Advisors Company, LLC replaced Metropolitan Life Insurance Company as the subadviser to the Barclays Capital Aggregate Bond Index Portfolio (formerly, the Lehman Brothers(R) Aggregate Bond Index Portfolio), the MetLife Stock Index Portfolio, the MetLife Mid Cap Stock Index Portfolio, the Morgan Stanley EAFE(R) Index Portfolio and the Russell 2000(R) Index Portfolio on May 1, 2007; Metropolitan Life Insurance Company had been the subadviser to these Portfolios since May 1, 2001. The subadviser to the FI International Stock Portfolio (formerly, the Putnam International Stock Portfolio, which was formerly the Santander International Stock Portfolio) was Santander Global Advisors, Inc. until January 24, 2000, when Putnam Investment Management, LLC became the subadviser until December 16, 2003, when Fidelity Management & Research became the subadviser. The subadviser to the Morgan Stanley International Magnum Equity Series (which was replaced by the Putnam

International Stock Portfolio (currently known as the FI International Stock Portfolio) on December 1, 2000, and was formerly known as the Draycott International Equity Series) was Draycott Partners, Ltd. until May 1, 1997, when Morgan Stanley Asset Management Inc. became the subadviser.

   On April 28, 2003, the Janus Growth Portfolio of the Metropolitan Fund merged with and into the Janus Aggressive Growth Portfolio of the Met Investors Series Trust.

   On April 30, 2004, the FI Mid Cap Opportunities Portfolio merged with and into the Janus Mid Cap Portfolio, which was immediately renamed the FI Mid Cap Opportunities Portfolio and prior to May 1, 2004, Janus Capital Management LLC was the subadviser to this Portfolio. Immediately following the merger, Fidelity Management & Research Company replaced Janus Capital Management LLC as the subadviser to the FI Mid Cap Opportunities Portfolio.

   The sub-adviser to the BlackRock Aggressive Growth Portfolio (formerly, the State Street Research Aggressive Growth Portfolio), the BlackRock Strategic Value Portfolio (formerly, the State Street Research Aurora Portfolio), the BlackRock Diversified Portfolio (formerly, the State Street Research Diversified Portfolio), the BlackRock Large Cap Core Portfolio (formerly, the BlackRock Large Cap Portfolio, which was formerly, the BlackRock Investment Trust Portfolio and previously to that, the State Street Research Investment Trust Portfolio), and the BlackRock Large Cap Value Portfolio (formerly, the State Street Research Large Cap Value Portfolio) was State Street Research & Management Company until January 31, 2005, when BlackRock Advisors, Inc. became the sub-adviser; and BlackRock Advisors, LLC became the subadviser on September 28, 2006. The sub-adviser to the Oppenheimer Global Equity Portfolio (formerly, the Scudder Global Equity Portfolio) was Deutsche Investment Management Americas Inc. until May 1, 2005 when OppenheimerFunds, Inc. became the sub-adviser.

   On April 29, 2005, the Met/Putnam Voyager Portfolio (formerly, the Putnam Large Cap Growth Portfolio) merged with and into the Jennison Growth Portfolio.

   The subadviser to the Western Asset Management U.S. Government Portfolio (formerly, Salomon Brothers U.S. Government Portfolio) and the Western Asset Management Strategic Bond Opportunities Portfolio (formerly, Salomon Brothers Strategic Bond Opportunities) was Salomon Brothers Asset Management until May 1, 2006, when Western Asset Management Company became the subadviser.

   The subadviser to the Julius Baer International Stock Portfolio (formerly FI International Stock Portfolio) was Fidelity Management & Research Company until January 7, 2008, when Julius Baer Investment Management LLC became the subadviser.

   On April 30, 2007, the BlackRock Large Cap Portfolio (formerly, the BlackRock Investment Portfolio which was formerly the State Street Research Investment Trust Portfolio) of the Metropolitan Fund merged with and into the BlackRock Large-Cap Core Portfolio of the Met Investors Series Trust.

   The subadviser to the MFS(R) Value Portfolio (formerly Harris Oakmark Large Cap Value Portfolio) was Harris Associates L.P. until January 7, 2008, when Massachusetts Financial Services Company became the subadviser.

   The subadviser to the FI Large Cap Portfolio, FI Mid Cap Opportunities Portfolio and the FI Value Leaders Portfolio was Fidelity Management & Research Company until April 28, 2008, when Pyranis Global Advisors, LLC became the subadviser.

   The subadviser to the Loomis Sayles Small Cap Growth Portfolio (formerly, the Franklin Templeton Small Cap Growth Portfolio) was Franklin Advisers, Inc. until January 5, 2009, when Loomis, Sayles & Company, L.P. became the subadviser.

   The subadviser to the Artio International Stock Portfolio (formerly, the Julius Baer International Stock Portfolio) was Julius Baer Investment Management LLC until May 1, 2009, when Artio Global Management LLC became the subadviser.

   The following is the Adviser (I.E., the "subadviser") history of the Met Investors Series Trust:

   The subadviser to the T. Rowe Price Mid-Cap Growth Portfolio (formerly, the MFS Mid Cap Growth Portfolio) was Massachusetts Financial Services Company until January 1, 2003, when T. Rowe Price Associates, Inc. became the subadviser. The subadviser to the Harris Oakmark International Portfolio (formerly, State Street Research Concentrated International Portfolio) was State Street Research & Management Company until December 31, 2002 and Harris Associates L.P. became the subadviser effective January 1, 2003.

   The sub-adviser to the RCM Technology Portfolio (formerly, the RCM Global Technology Portfolio, which was formerly, the PIMCO PEA Innovation Portfolio which was formerly, the PIMCO Innovation Portfolio), was PEA Capital LLC until January 15, 2005, when RCM Capital Management, LLC became the sub-adviser.

   The subadviser to the Lazard Mid-Cap Portfolio (formerly, Met/AIM Mid-Cap Core Equity Portfolio) was A I M Capital Management, Inc. until December 19, 2005, when Lazard Asset Management LLC became the subadviser.

   The subadviser to the Legg Mason Partners Aggressive Growth Portfolio (formerly the Legg Mason Aggressive Growth Portfolio which was formerly the Janus Aggressive Growth Portfolio, which was formerly, the Janus Growth Portfolio) was Janus Capital Management, LLC until October 1, 2006 when ClearBridge Advisors, LLC became the subadviser.

   The subadviser to the Clarion Global Real Estate Portfolio (formerly Neuberger Berman Real Estate Portfolio) was Neuberger Berman Management Inc., until April 28, 2008, when ING Clarion Real Estate Securities L.P. became the subadviser.

   On September 2, 2008 SSgA Funds Management, Inc. replaced Gallatin Asset Management, Inc. as the subadviser to the SSgA Growth and Income ETF Portfolio (formerly, the Cyclical Growth and Income ETF Portfolio) and the SSgA Growth Portfolio (formerly, the Cyclical Growth ETF Portfolio).

                         DISTRIBUTION OF THE CONTRACTS


   New England Securities Corporation ("Distributor") serves as principal underwriter for the Contracts. Distributor is a Massachusetts corporation organized in 1968 and an indirect, wholly owned subsidiary of the Company, and its home address is located at 1095 Avenue of the Americas, New York, NY 10036. Distributor is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of Financial Services Regulatory Authority (FINRA). Distributor offers the Contracts through its sales representatives. Distributor is not a member of the Securities Investor Protection Corporation. Distributor also may enter into selling agreements with other broker-dealers ("selling firms") and compensate them for their services. Sales representatives are appointed as our insurance agents.


   Distributor received sales compensation with respect to the Contracts in the following amounts during the periods indicated:

                                        AGGREGATE AMOUNT OF COMMISSIONS
                   AGGREGATE AMOUNT OF   RETAINED BY DISTRIBUTOR AFTER
                   COMMISSIONS PAID TO PAYMENTS TO ITS REGISTERED PERSONS
      FISCAL YEAR     DISTRIBUTOR*             AND SELLING FIRMS
      -----------  ------------------- ----------------------------------
         2008.....      $173,897                       $0
         2007.....      $255,118                       $0
         2006.....      $370,229                       $0

* Includes sales compensation paid to registered persons of Distributor.

   Distributor passes through commissions it receives to selling firms for their sales and does not retain any portion of it in return for its services as distributor for the Contracts. However, under the distribution agreement with Distributor, we pay the following sales expenses: sales representative training allowances; deferred compensation and insurance benefits of registered persons; advertising expenses; and all other expenses of distributing the Contracts. We also pay for Distributor's operating and other expenses.

                        CALCULATION OF PERFORMANCE DATA

                          AVERAGE ANNUAL TOTAL RETURN

   We may provide illustrations to show hypothetical Average Annual Total Returns for each Sub-Account based on the actual investment experience of the Sub-Accounts, the Metropolitan Fund, the Met Investors Series Trust, the American Funds Insurance Series and the Variable Insurance Products Fund. THIS INFORMATION DOES NOT INDICATE OR REPRESENT FUTURE PERFORMANCE. Average Annual Total Returns will be provided for a Sub-Account for 1, 5 and 10 years, or for a shorter period, if applicable.

   We base calculations of Average Annual Total Return on the assumption that a single investment of $1,000 was made at the beginning of each period. The returns do not reflect the effect of any premium tax charge, which applies in certain states, and which would reduce the average annual total returns.

   The Average Annual Total Return is related to Surrender Value and is calculated as follows. The amount of the assumed $1,000 purchase payment for a Contract issued at the beginning of the period is divided by the Accumulation Unit Value of each Sub-Account at the beginning of the period shown to arrive at the number of Accumulation Units purchased. The total number of Units held under the Contract at the beginning of the last Contract Year covered by the period shown is multiplied by the Accumulation Unit Value at the end of the last Contract Year covered by the period shown to arrive at the Contract Value on that date. This Contract Value is then reduced by the applicable Contingent Deferred Sales Charge and by a factor that reflects the portion of the $30 Administration Contract Charge which would be deducted upon surrender at the end of the last Contract year in the period to arrive at the Surrender Value. The Average Annual Total Return is the annual compounded rate of return which would produce the Surrender Value on that date. In other words, the Average Annual Total Return is the rate which, when added to 1, raised to a power reflecting the number of years in the period shown, and multiplied by the initial $1,000 investment, yields the Surrender Value at the end of the period. The Accumulation Unit Values used for this purpose reflect an average per unit charge for the $30 Administration Contract charge. The Average Annual Total Returns assume that no premium tax charge has been deducted.

   Sub-Account Average Annual Total Return, which is calculated in accordance with the SEC standardized formula, uses the inception date of the Sub-Account through which the Eligible Fund is available. Eligible Fund Total Return adjusted for Contract charges, which is non-standard performance, uses the inception date of the Eligible Fund, and therefore may reflect periods prior to the availability of the corresponding Sub-Account under the Contract. For non-standard performance, if there is a partial year included in the reporting period, we reflect only a pro rata portion of the average per unit Administration Contract charge factor for that partial year. THIS INFORMATION DOES NOT INDICATE OR REPRESENT FUTURE PERFORMANCE.

   Certain portfolios of the Metropolitan Fund and Met Investors Series have been managed by different investment advisers or investment subadvisers. Accordingly, performance may reflect the management of previous advisers or subadvisers. For prior subadvisory history see "INVESTMENT ADVICE" on page II-3.

   As discussed in the prospectus in the section entitled "Investment Performance Information," the Separate Account may illustrate historical investment performance by showing the Percentage Change in Unit Value and the Annual Effective Rate of Return of each Sub-Account of the Separate Account for every calendar year since inception of the corresponding Eligible Funds to the date of the illustration and for the 10, 5 and 1 year periods and the year-to-date period ending with the date of the illustration. Such illustrations do not reflect the impact of any Contingent Deferred Sales Charge, premium tax charge, or the annual $30 Administration Contract Charge. The method of calculating the Percentage Change in Unit Value is described in the prospectus under "Investment Experience Information." The Annual Effective Rate of Return in these illustrations is calculated by dividing the Unit Value at the end of the period by the Unit Value at the beginning of the period, raising this quantity to the power of 1/n (where n is the number of years in the period), and then subtracting 1.

   We may also show daily unit values for each Sub-Account in advertising and sales literature, including our website.

                             CALCULATION OF YIELDS

MONEY MARKET YIELD

From time to time, we may quote in advertisements and sales literature the current yield for the BlackRock Money Market Sub-account for a 7-day period in a manner that does not take into consideration any realized or unrealized gains or losses on shares of the underlying Eligible Fund or on its respective portfolio securities. The current yield is computed by: (a) determining the net change (exclusive of realized gains and losses on the sales of securities and unrealized appreciation and depreciation) at the end of the 7-day period in the value of a hypothetical account under a Contract having a balance of one Accumulation Unit at the beginning of the period, (b) dividing such net change in Sub-account value by the Sub-account value at the beginning of the period to determine the base period return; and (c) annualizing this quotient on a 365-day basis. The net change in Sub- account value reflects: (1) net income from the Eligible Fund attributable to the hypothetical account; and (2) charges and deductions imposed under the Contract which are attributable to the hypothetical account. The charges and deductions include the per unit charges for the hypothetical account for: (1) the Separate Account annual expense charge (1.35%) and (2) the annual $30 Administration Contract Charge. For purposes of calculating current yield for a Contract, an average per unit Administration Contract Charge is used.

The current yield will be calculated according to the following formula:

                    Current Yield = ((NCF-ES)/UV) x (365/7)

Where:

NCF = the net change in the value of the Eligible Fund (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) for the 7-day period attributable to a hypothetical account having a balance of one Accumulation Unit.

ES = per unit expenses for the hypothetical account for the 7-day period.

UV = the unit value on the first day of the 7-day period.

We may also quote the effective yield of the BlackRock Money Market Sub-account for the same 7-day period, determined on a compounded basis. The effective yield is calculated by compounding the unannualized base period return according to the following formula:

                 Effective Yield = (1 + ((NCF-ES)/UV))365/7-1

Where:

NCF = the net change in the value of the Eligible Fund (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) for the 7-day period attributable to a hypothetical account having a balance of one Accumulation Unit.

ES = per unit expenses of the hypothetical account for the 7-day period.

UV = the unit value for the first day of the 7-day period.

   Because of the charges and deductions imposed under the Contract, the yield for the BlackRock Money Market Sub-account will be lower than the yield for the corresponding underlying Eligible Fund. The yields on amounts held in the BlackRock Money Market Sub-account normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The actual yield for the sub-account is affected by changes in interest rates on money market securities, average portfolio maturity of the underlying Eligible Fund, the types and qualities of portfolio securities held by the Eligible Fund, and the Eligible Fund's operating expenses. Yields on amounts held in the BlackRock Money Market Sub-account may also be presented for periods other than a 7-day period.

OTHER SUBACCOUNT YIELDS

From time to time, we may quote in sales literature or advertisements the current annualized yield of one or more of the Sub-accounts (other than the BlackRock Money Market Sub-account) for a Contract for a 30-day or one-month period. The annualized yield of a Sub-account refers to income generated by the Sub-account over a specified 30-day or one-month period. Because the yield is annualized, the yield generated by the Sub-account during the 30-day or one-month period is assumed to be generated each period over a 12-month period. The yield is computed by: (1) dividing the net investment income of the Eligible Fund attributable to the Sub-account units less sub-account expenses for the period; by (2) the maximum offering price per unit on the last day of the period times the daily average number of units outstanding for the period; then (3) compounding that yield for a 6-month period; and then (4) multiplying that result by 2. The charges and deductions include the per unit charges for the hypothetical account for: (1) the Separate Account annual expense charge (1.35%); and (2) the annual $30 Administration Contract Charge. For purposes of calculating the 30-day or one-month yield, an average per unit Administration Contract Charge is used.

The 30-day or one-month yield is calculated according to the following formula:

                  Yield = 2 x ((((NI-ES)/(U x UV)) + 1)/6-/1)

Where:

NI = net investment income of the Eligible Fund for the 30-day or one-month period attributable to the Sub-account's units.

ES = expenses of the Sub-account for the 30-day or one-month period.

U = the average number of units outstanding.

UV = the Accumulation Unit Value at the close of the last day in the 30-day or one-month period.

Because of the charges and deductions imposed under the Contracts, the yield for a Sub-account will be lower than the yield for the corresponding Eligible Fund. The yield on the amounts held in the Sub-accounts normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. A Sub-account's actual yield is affected by the types and quality of portfolio securities held by the corresponding Eligible Fund, and its operating expenses.

                             NET INVESTMENT FACTOR

   The net investment factor ("Net Investment Factor") for each sub-account is determined on each day on which the New York Stock Exchange is open for trading as follows:

      (1) The net asset value per share of the Eligible Fund held in the sub-account determined as of the close of regular trading on the New York Stock Exchange on a particular day;

      (2) Plus the per share amount of any dividend or capital gains distribution made by the Eligible Fund since the close of regular trading on the New York Stock Exchange on the preceding trading day.

      (3) Is divided by the net asset value per share of the Eligible Fund as of the close of regular trading on the New York Stock Exchange on the preceding trading day; and

      (4) Finally, the daily charges for the Administration Asset Charge and Mortality and Expense Risk Charge that have accumulated since the close of regular trading on the New York Stock Exchange on the preceding trading day are subtracted. (See "Administration Charges, Contingent Deferred Sales Charge and Other Deductions" in the prospectus.) On an annual basis, the total deduction for such charges equals 1.35% of the daily net asset value of the Separate Account.

                               ANNUITY PAYMENTS

   At annuitization, the Contract Value is applied toward the purchase of variable annuity payments. The amount of these payments will be determined on the basis of (i) annuity purchase rates not lower than the rates set forth in the Life Income Tables contained in the Contract that reflect the age of the Payee at annuitization, (ii) the assumed investment return selected, (iii) the type of payment option selected, and (iv) the investment performance of the Eligible Fund selected.

   When a variable payment option is selected, the Contract proceeds will be applied at annuity purchase rates, which vary depending on the particular option selected and the age of the Payee, to calculate the initial payment. We will fix the annuity payments in amount and duration by the annuity payment option selected, and by the age and sex of the Payee. For contracts issued in situations involving an employer-sponsored plan subject to ERISA, we fix annuity payments in amount and duration using the same criteria except we do not take into account the sex of the Payee. The impact of the choice of option and the sex and age of the Payee on the level of annuity payments is described in the prospectus under "Amount of Variable Annuity Payments."

   The amount of the initial payment is determined by applying the applicable annuity purchase rate to the amount applied from each sub-account to provide the annuity. This initial payment is converted into annuity units, the number of which remains constant. Each annuity payment is in an amount equal to that number of annuity units multiplied by the applicable annuity unit value for that payment (described below). The applicable annuity unit value for each sub-account will change from day to day depending upon the investment performance of the sub-account, which in turn depends upon the investment performance of the Eligible Fund in which the sub-account invests.

   The selection of an assumed investment return ("Assumed Investment Return") will affect both the initial payment and the amount by which subsequent payments increase or decrease. The initial payment is calculated on the assumption that the Net Investment Factors applicable to the Contract will be equivalent on an annual basis to a net investment return at the Assumed Investment Return. If this assumption is met following the date any payment is determined, then the amount of the next payment will be exactly equal to the amount of the preceding payment. If the actual Net Investment Factors are equivalent to a net investment return greater than the Assumed Investment Return, the next payment will be larger than the preceding one; if the actual Net Investment Factors are equivalent to a net investment return smaller than the Assumed Investment Return, then the next payment will be smaller than the preceding payment. The definition of the Assumed Investment Return, and the effect of the level of the Assumed Investment Return on the amount of payments is explained in the prospectus under "Amount of Variable Annuity Payments."

   The number of annuity units credited under a variable payment option is determined as follows:

      (1) The proceeds under a deferred Contract, or the net purchase payment under an immediate Contract, are applied at the Company's annuity purchase rates for the selected Assumed Investment Return to determine the initial payment. (The amount of Contract Value or Death Proceeds applied will be reduced by any applicable Contingent Deferred Sales Charge, Administration Contract Charge and the amount of any outstanding loan plus accrued interest.)

      (2) The number of annuity units is determined by dividing the amount of the initial payment by the applicable annuity unit value(s) next determined following the date of application of proceeds (in the case of a deferred Contract) or net purchase payment (in the case of an immediate Contract.)

   The dollar amount of the initial payment will be determined as described above. The dollar amount of each subsequent payment is determined by multiplying the number of annuity units by the applicable annuity unit value which is determined at least 14 days before the payment is due.

   The value of an annuity unit for each Sub-account depends on the Assumed Investment Return and on the Net Investment Factors applicable at the time of valuation. The initial annuity unit values were set at $1.00 effective on or about the date on which shares of the corresponding Eligible Funds were first publicly available. The Net

Investment Factor and, therefore, changes in the value of an annuity unit under a variable payment option, reflect the deduction of the Mortality and Expense Risk Charge and Administration Asset Charge. (See "Net Investment Factor" above.)

   The annuity unit value for each Sub-account is equal to the corresponding annuity unit value for the sub-account previously determined multiplied by the applicable Net Investment Factor for that sub-account for the New York Stock Exchange trading day then ended, and further multiplied by the assumed interest factor ("Assumed Interest Factor") for each day of the valuation period. The Assumed Interest Factor represents the daily equivalent of the Contract's annual Assumed Investment Return. In the calculation of annuity unit values, the Assumed Interest Factor has the effect of reducing the Net Investment Factor by an amount equal to the daily equivalent of the Contract's Assumed Investment Return. The result of this adjustment is that if the Net Investment Factor for a valuation period is greater (when expressed as an annual net investment return) than the Assumed Investment Return, the annuity unit value will increase. If the Net Investment Factor for the period is less (when expressed as an annual net investment return) than the Assumed Investment Return, the annuity unit value will decrease. At an Assumed Investment Return of 3.5%, the Assumed Interest Factor is .9999058. The Assumed Interest Factor for a 5% Assumed Investment Return is computed on a consistent basis.

   Transfers among the variable subaccounts will be made by converting the number of annuity units being transferred to the number of annuity units of the subaccount to which the transfer is made, so that the next annuity payment, if it were made at that time, would be the same amount that it would have been without the transfer. Thereafter, annuity payments will reflect changes in the value of the new annuity units.

             HYPOTHETICAL ILLUSTRATIONS OF ANNUITY INCOME PAYOUTS

   We may provide illustrations to show how variable annuity payments under the Contract change with investment performance over an extended period of time. The illustrations show how annuity income payments would vary over time if the return on assets in the selected portfolios were a uniform gross annual rate of return of up to 10%. One of the gross rates illustrated is 0%. The values would be different from those shown if the actual returns averaged the illustrated rates but fluctuated over and under those averages throughout the years.

   The illustrations reflect the Contract charges applicable to the Contract and take into account the Eligible Funds' management fees and other operating expenses. The annuity payments illustrated are on a pre-tax basis. The Federal income tax treatment of annuity income considerations is generally described in the section of your current prospectus entitled "FEDERAL INCOME TAX CONSIDERATIONS".

   When part of the Contract Value has been allocated to the fixed annuity income option, the guaranteed minimum annuity income payment resulting from this allocation is also shown. The illustrated variable annuity income payments are determined through the use of standard mortality tables and an assumed Investment Return of 3.5% per year. Thus, actual performance greater than 3.5% per year will result in increasing annuity income payments and actual performance less than 3.5% per year will result in decreasing annuity income payments. The Company offers an alternative Assumed Interest Rate of 5% which you may select. Fixed annuity income payments remain constant. Initial annuity income payments under a fixed annuity income payout are generally higher than initial payments under a variable income payout option.

   The illustrations may show the income payments for more than one hypothetical constant Assumed Investment Return. Of course, actual investment performance will not be constant and may be volatile. Actual income amounts would differ from those shown if the actual rate of return averaged the rate shown over a period of years, but also fluctuated above or below those averages for individual contract years.

   We may also illustrate the growth and value of a specified purchase payment or payments prior to annuitization based on hypothetical returns. In these illustrations we may use any assumed gross annual rate up to 12%.

              HISTORICAL ILLUSTRATIONS OF ANNUITY INCOME PAYOUTS

   We may also provide illustrations to show how variable annuity income payments under the Contract change with investment performance over an extended period of time. In comparison with hypothetical illustrations based on a uniform annual rate of return, these tables use historical annual returns to illustrate that annuity income payments vary over time based on fluctuations in annual returns.

   The illustrations reflect the daily charge to the sub-accounts for assuming mortality and expense risks, which is equivalent to an annual charge of .95% (1.20% for certain sub-accounts) and the daily administrative charge which is equivalent to an annual charge of .40%. The amounts shown in the table also take into account the actual Eligible Funds' management fees and operating expenses. Actual fees and expenses of the Eligible Funds associated with your Contract may be more or less than the historical fees, will vary from year to year, and will depend on how you allocate your Contract Value. See the section in your current prospectus entitled "Expense Table" for more complete details. The annuity income payments illustrated are on a pre-tax basis. The Federal income tax treatment of annuity income considerations is generally described in the section of your current prospectus entitled "FEDERAL INCOME TAX CONSIDERATIONS."

   The illustrations reflect the performance from the year of inception of the Selected Eligible Fund(s). The historical variable annuity income payments are based on an assumed investment return. If the Assumed Investment Return (AIR) is 3.5%, then actual performance greater than 3.5% per year results in an increased annuity income payment and actual performance less than 3.5% per year results in a decreased annuity income payment. The Company offers an alternative Assumed Investment Return of 5%. An AIR of 3.5% will result in a lower initial payment than a 5% AIR. Similarly, an AIR of 5% will result in a higher initial payment than a 3.5% AIR. The illustrations are based on the current annuity purchase rates used by the Company. The rates may differ at the time you annuitize.

   The illustrations show the amount of the first payment for each year shown. During each year, the payments would vary to reflect fluctuations in the actual rate of return on the Eligible Funds.

                          TAX STATUS OF THE CONTRACTS

   Tax law imposed several requirements that variable annuities must satisfy in order to receive the tax treatment normally accorded to annuity contracts.

   DIVERSIFICATION REQUIREMENTS.  Section 817 of the Internal Revenue Code
(Code) requires that the investments of each investment division of the separate account underlying the Contracts be "adequately diversified" in order for the Contracts to be treated as annuity contracts for Federal income tax purposes. It is intended that each investment division, through the fund in which it invests, will satisfy these diversification requirements.

   If underlying fund shares are sold directly to tax-qualified retirement plans that later lose their tax-qualified status or to non-qualified plans, the separate accounts investing in the fund may fail the diversification requirements of Section 817, which could have adverse tax consequences for variable Contract Owners, including losing the benefit of tax deferral.

   REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for Federal income tax purposes, Section 72(s) of the Code generally requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of the death of an Owner of the Contract (or on the death of, or change in, any primary annuitant where the Contract is owned by a non-natural person). Specifically, section 72(s) requires that (a) if any Owner dies on or after the annuity starting date, but prior to the time the entire interest in the Contract has been distributed, the entire interest in the Contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such Owner's death; and (b) if any Owner dies prior to the annuity starting date, the entire interest in the Contract will be distributed within five years after the date of such Owner's death. These requirements will be considered satisfied as to any portion of an Owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the Owner's death. The designated beneficiary refers to a natural person designated by the Owner as a beneficiary and to whom ownership of the Contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased Owner, the Contract may be continued with the surviving spouse as the new Owner.

   The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

   Other rules may apply to Qualified Contracts.

                 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


   The financial statements of each of the Investment Divisions of Metropolitan Life Separate Account E and Sub-Accounts of The New England Variable Account included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.



   The consolidated financial statements of Metropolitan Life Insurance Company and subsidiaries (the "Company") included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph regarding changes in the Company's method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008, and its method of accounting for deferred acquisition costs and for income taxes as required by accounting guidance adopted on January 1, 2007), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                                 LEGAL MATTERS

   The SEC requires the Eligible Funds' Board of Trustees (or Directors) to monitor events to identify conflicts that may arise from the sale of shares to variable life and variable annuity separate accounts of affiliated and, if applicable, unaffiliated insurance companies and to Qualified Plans, if applicable. Conflicts could arise as a result of changes in state insurance law or Federal income tax law, changes in investment management of any portfolio of the Eligible Funds, or differences between voting instructions given by variable life and variable annuity contract owners and Qualified Plans, for example. If there is a material conflict, the Boards of Trustees (or Directors) will have an obligation to determine what action should be taken, including the removal of the affected sub-account(s) from the Eligible Fund(s), if necessary. If the Company believes any Eligible Fund action is insufficient, the Company will consider taking other action to protect Contract Owners. There could, however, be unavoidable delays or interruptions of operations of the Separate Account that the Company may be unable to remedy.

ANNUAL REPORT

DECEMBER 31, 2008

METROPOLITAN LIFE SEPARATE ACCOUNT E

OF

METROPOLITAN LIFE INSURANCE COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Contract Owners of
Metropolitan Life Separate Account E
and the Board of Directors of
Metropolitan Life Insurance Company:

We have audited the accompanying statements of assets and liabilities of Metropolitan Life Separate Account E (the "Separate Account") of Metropolitan Life Insurance Company (the "Company") comprising each of the individual Investment Divisions listed in Appendix A as of December 31, 2008, the related statements of operations for each of the periods presented in the year then ended, and the statements of changes in net assets for each of the periods presented in the two years then ended. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2008, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Investment Divisions constituting the Separate Account of the Company as of December 31, 2008, the results of their operations for each of the periods presented in the year then ended, and the changes in their net assets for each of the periods presented in the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, FL
March 31, 2009
(November 2, 2009 as to Note 7)

APPENDIX A

MSF BlackRock Diversified Investment Division
MSF BlackRock Aggressive Growth Investment
Division
MSF MetLife Stock Index Investment Division
MSF Julius Baer International Stock Investment
Division
MSF FI Mid Cap Opportunities Investment Division
MSF T. Rowe Price Small Cap Growth Investment
Division
MSF Oppenheimer Global Equity Investment Division
MSF MFS Value Investment Division
MSF Neuberger Berman Mid Cap Value Investment
Division
MSF T. Rowe Price Large Cap Growth Investment
Division
MSF Lehman Brothers Aggregate Bond Index
Investment Division
MSF Morgan Stanley EAFE Index Investment Division
MSF Russell 2000 Index Investment Division
MSF Jennison Growth Investment Division
MSF BlackRock Strategic Value Investment Division
MSF MetLife Mid Cap Stock Index Investment
Division
MSF Franklin Templeton Small Cap Growth
Investment Division
MSF BlackRock Large Cap Value Investment Division
MSF BlackRock Bond Income Investment Division
MSF BlackRock Money Market Investment Division
MSF Davis Venture Value Investment Division
MSF Loomis Sayles Small Cap Investment Division
MSF Harris Oakmark Focused Value Investment
Division
MSF Western Asset Management Strategic Bond
Opportunities Investment Division
MSF Western Asset Management U.S. Government
Investment Division
MSF FI Value Leaders Investment Division
MSF MFS Total Return Investment Division
MSF BlackRock Legacy Large Cap Growth Investment
Division
MSF MetLife Conservative Allocation Investment
Division
MSF MetLife Conservative to Moderate Allocation
Investment Division
MSF MetLife Moderate Allocation Investment
Division
MSF MetLife Moderate to Aggressive Allocation
Investment Division
MSF MetLife Aggressive Allocation Investment
Division
MSF FI Large Cap Investment Division
Fidelity VIP Money Market Investment Division
Fidelity VIP Equity-Income Investment Division

Fidelity VIP Growth Investment Division
Fidelity VIP Investment Grade Bond Investment
Division
Calvert Social Balanced Investment Division
Calvert Social Mid Cap Growth Investment Division
MIST Lord Abbett Bond Debenture Investment
Division
MIST MFS Research International Investment
Division
MIST T. Rowe Price Mid Cap Growth Investment
Division
MIST PIMCO Total Return Investment Division
MIST RCM Technology Investment Division
MIST Lazard Mid Cap Investment Division
MIST Met/AIM Small Cap Growth Investment
Division
MIST Harris Oakmark International Investment
Division
MIST Oppenheimer Capital Appreciation Investment
Division
MIST Legg Mason Partners Aggressive Growth
Investment Division
MIST Third Avenue Small Cap Value Investment
Division
MIST Clarion Global Real Estate Investment Division
MIST Legg Mason Value Equity Investment Division
MIST SSgA Growth ETF Investment Division
MIST SSgA Growth and Income ETF Investment
Division
MIST PIMCO Inflation Protected Bond Investment
Division
MIST Janus Forty Investment Division
MIST BlackRock Large Cap Core Investment Division
Variable B Investment Division
Variable C Investment Division
MIST American Funds Balanced Allocation
Investment Division
MIST American Funds Growth Allocation Investment
Division
MIST American Funds Moderate Allocation
Investment Division
MIST Met/Templeton Growth Investment Division
MIST Met/Franklin Income Investment Division
MIST Met/Franklin Mutual Shares Investment
Division
MIST Met/Franklin Templeton Founding Strategy
Investment Division
American Funds Growth Investment Division
American Funds Growth-Income Investment Division
American Funds Global Small Capitalization
Investment Division
American Funds Bond Investment Division

This page is intentionally left blank.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 2008

                                                     MSF BLACKROCK
                                                       DIVERSIFIED
                                               INVESTMENT DIVISION
                                               -------------------
ASSETS:
  Investments at fair value                          $ 719,505,429
  Other receivables                                             --
  Due from Metropolitan Life Insurance Company                  --
                                               -------------------
       Total Assets                                    719,505,429
                                               -------------------
LIABILITIES:
  Other payables                                                --
  Due to Metropolitan Life Insurance Company                 1,088
                                               -------------------
       Total Liabilities                                     1,088
                                               -------------------
NET ASSETS                                           $ 719,504,341
                                               ===================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units                 $ 713,987,022
  Net assets from contracts in payout                    5,517,319
                                               -------------------
       Total Net Assets                              $ 719,504,341
                                               ===================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                            MSF BLACKROCK   MSF METLIFE STOCK     MSF JULIUS BAER      MSF FI MID CAP
                                        AGGRESSIVE GROWTH               INDEX INTERNATIONAL STOCK       OPPORTUNITIES
                                      INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
                                      ------------------- ------------------- ------------------- -------------------
ASSETS:
  Investments at fair value                 $ 344,652,538     $ 1,968,763,192       $ 168,220,428       $ 254,905,268
  Other receivables                                    --                  --                  --                  --
  Due from Metropolitan
     Life Insurance Company                           219                  --                  --                  --
                                      ------------------- ------------------- ------------------- -------------------
       Total Assets                           344,652,757       1,968,763,192         168,220,428         254,905,268
                                      ------------------- ------------------- ------------------- -------------------
LIABILITIES:
  Other payables                                      287                  --                  --                  --
  Due to Metropolitan
     Life Insurance Company                         1,599               1,502               1,512               1,822
                                      ------------------- ------------------- ------------------- -------------------
       Total Liabilities                            1,886               1,502               1,512               1,822
                                      ------------------- ------------------- ------------------- -------------------
NET ASSETS                                  $ 344,650,871     $ 1,968,761,690       $ 168,218,916       $ 254,903,446
                                      =================== =================== =================== ===================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units        $ 344,361,801     $ 1,954,212,854       $ 167,959,495       $ 254,467,741
  Net assets from contracts in payout             289,070          14,548,836             259,421             435,705
                                      ------------------- ------------------- ------------------- -------------------
       Total Net Assets                     $ 344,650,871     $ 1,968,761,690       $ 168,218,916       $ 254,903,446
                                      =================== =================== =================== ===================

The accompanying notes are an integral part of these financial statements.

                                                                  MSF NEUBERGER                              MSF LEHMAN
  MSF T. ROWE PRICE     MSF OPPENHEIMER                          BERMAN MID CAP   MSF T. ROWE PRICE  BROTHERS AGGREGATE
   SMALL CAP GROWTH       GLOBAL EQUITY       MSF MFS VALUE               VALUE    LARGE CAP GROWTH          BOND INDEX
INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
      $ 136,697,805       $ 137,023,864       $ 215,869,154       $ 280,524,425       $ 131,352,473       $ 759,755,215
                287                  --                  --                  --                  --                  --
                 --                  --                  --                  --                  --                  --
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
        136,698,092         137,023,864         215,869,154         280,524,425         131,352,473         759,755,215
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
                 --                  --                  --                  --                  --                  --
              1,902               1,560               1,696               1,422               1,606               1,354
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
              1,902               1,560               1,696               1,422               1,606               1,354
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
      $ 136,696,190       $ 137,022,304       $ 215,867,458       $ 280,523,003       $ 131,350,867       $ 759,753,861
=================== =================== =================== =================== =================== ===================
      $ 136,501,041       $ 136,937,895       $ 213,342,591       $ 280,334,846       $ 128,149,305       $ 757,702,477
            195,149              84,409           2,524,867             188,157           3,201,562           2,051,384
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
      $ 136,696,190       $ 137,022,304       $ 215,867,458       $ 280,523,003       $ 131,350,867       $ 759,753,861
=================== =================== =================== =================== =================== ===================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                       MSF MORGAN STANLEY    MSF RUSSELL 2000        MSF JENNISON       MSF BLACKROCK
                                               EAFE INDEX               INDEX              GROWTH     STRATEGIC VALUE
                                      INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
                                      ------------------- ------------------- ------------------- -------------------
ASSETS:
  Investments at fair value                 $ 308,390,976       $ 182,882,674        $ 23,642,653       $ 254,884,699
  Other receivables                                    --                  --                  --                  --
  Due from Metropolitan
     Life Insurance Company                            --                  --                  --                  --
                                      ------------------- ------------------- ------------------- -------------------
       Total Assets                           308,390,976         182,882,674          23,642,653         254,884,699
                                      ------------------- ------------------- ------------------- -------------------
LIABILITIES:
  Other payables                                       --                  --                  --                  --
  Due to Metropolitan
     Life Insurance Company                         2,155               2,072               1,379               2,031
                                      ------------------- ------------------- ------------------- -------------------
       Total Liabilities                            2,155               2,072               1,379               2,031
                                      ------------------- ------------------- ------------------- -------------------
NET ASSETS                                  $ 308,388,821       $ 182,880,602        $ 23,641,274       $ 254,882,668
                                      =================== =================== =================== ===================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units        $ 308,150,781       $ 182,715,962        $ 23,633,034       $ 254,818,572
  Net assets from contracts in payout             238,040             164,640               8,240              64,096
                                      ------------------- ------------------- ------------------- -------------------
       Total Net Assets                     $ 308,388,821       $ 182,880,602        $ 23,641,274       $ 254,882,668
                                      =================== =================== =================== ===================

The accompanying notes are an integral part of these financial statements.

                           MSF FRANKLIN
        MSF METLIFE TEMPLETON SMALL CAP       MSF BLACKROCK       MSF BLACKROCK       MSF BLACKROCK   MSF DAVIS VENTURE
MID CAP STOCK INDEX              GROWTH     LARGE CAP VALUE         BOND INCOME        MONEY MARKET               VALUE
INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
      $ 231,340,931        $ 27,325,305       $ 139,486,479       $ 398,661,239        $ 66,589,774       $ 337,855,946
                 --                  --                  --                  --                  --                  --
                 --                  --                  --                  --                  --                  --
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
        231,340,931          27,325,305         139,486,479         398,661,239          66,589,774         337,855,946
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
                 --                  --                  --                  --                  --                  --
              1,683               2,170               1,936               1,457               1,145               1,785
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
              1,683               2,170               1,936               1,457               1,145               1,785
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
      $ 231,339,248        $ 27,323,135       $ 139,484,543       $ 398,659,782        $ 66,588,629       $ 337,854,161
=================== =================== =================== =================== =================== ===================
      $ 231,139,386        $ 27,279,163       $ 139,447,626       $ 397,682,471        $ 66,588,629       $ 337,446,404
            199,862              43,972              36,917             977,311                  --             407,757
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
      $ 231,339,248        $ 27,323,135       $ 139,484,543       $ 398,659,782        $ 66,588,629       $ 337,854,161
=================== =================== =================== =================== =================== ===================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                                                                MSF WESTERN ASSET
                                                                   MSF HARRIS          MANAGEMENT   MSF WESTERN ASSET
                                        MSF LOOMIS SAYLES     OAKMARK FOCUSED      STRATEGIC BOND          MANAGEMENT
                                                SMALL CAP               VALUE       OPPORTUNITIES     U.S. GOVERNMENT
                                      INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
                                      ------------------- ------------------- ------------------- -------------------
ASSETS:
  Investments at fair value                  $ 87,082,317       $ 153,232,980       $ 198,914,713       $ 189,118,116
  Other receivables                                    --                  --                  --                  --
  Due from Metropolitan
     Life Insurance Company                            --                  --                  --                  --
                                      ------------------- ------------------- ------------------- -------------------
       Total Assets                            87,082,317         153,232,980         198,914,713         189,118,116
                                      ------------------- ------------------- ------------------- -------------------
LIABILITIES:
  Other payables                                       --                  --                  --                  --
  Due to Metropolitan
     Life Insurance Company                         1,952               1,791               1,864               1,770
                                      ------------------- ------------------- ------------------- -------------------
       Total Liabilities                            1,952               1,791               1,864               1,770
                                      ------------------- ------------------- ------------------- -------------------
NET ASSETS                                   $ 87,080,365       $ 153,231,189       $ 198,912,849       $ 189,116,346
                                      =================== =================== =================== ===================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units         $ 86,915,470       $ 153,185,271       $ 198,807,784       $ 188,999,088
  Net assets from contracts in payout             164,895              45,918             105,065             117,258
                                      ------------------- ------------------- ------------------- -------------------
       Total Net Assets                      $ 87,080,365       $ 153,231,189       $ 198,912,849       $ 189,116,346
                                      =================== =================== =================== ===================

The accompanying notes are an integral part of these financial statements.

                                              MSF BLACKROCK         MSF METLIFE         MSF METLIFE
       MSF FI VALUE       MSF MFS TOTAL    LEGACY LARGE CAP        CONSERVATIVE     CONSERVATIVE TO         MSF METLIFE
            LEADERS              RETURN              GROWTH          ALLOCATION MODERATE ALLOCATION MODERATE ALLOCATION
INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
       $ 52,448,466        $ 92,085,896        $ 52,573,233       $ 165,880,716       $ 506,345,374     $ 1,210,837,752
                 --                  --                  --                  --                  --                  --
                156                  --                  --                  --                  --                  --
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
         52,448,622          92,085,896          52,573,233         165,880,716         506,345,374       1,210,837,752
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
                 --                  --                  --                  --                  --                  --
              1,736               1,022               1,245               1,062               1,028                 907
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
              1,736               1,022               1,245               1,062               1,028                 907
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
       $ 52,446,886        $ 92,084,874        $ 52,571,988       $ 165,879,654       $ 506,344,346     $ 1,210,836,845
=================== =================== =================== =================== =================== ===================
       $ 52,423,622        $ 91,994,567        $ 52,545,219       $ 165,879,619       $ 506,013,089     $ 1,210,212,099
             23,264              90,307              26,769                  35             331,257             624,746
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
       $ 52,446,886        $ 92,084,874        $ 52,571,988       $ 165,879,654       $ 506,344,346     $ 1,210,836,845
=================== =================== =================== =================== =================== ===================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                                MSF METLIFE
                                                MODERATE TO           MSF METLIFE                      FIDELITY VIP MONEY
                                      AGGRESSIVE ALLOCATION AGGRESSIVE ALLOCATION    MSF FI LARGE CAP              MARKET
                                        INVESTMENT DIVISION   INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
                                      --------------------- --------------------- ------------------- -------------------
ASSETS:
  Investments at fair value                   $ 974,542,332          $ 54,042,897         $ 5,660,708        $ 14,823,293
  Other receivables                                      --                    --                  --                  --
  Due from Metropolitan
     Life Insurance Company                              --                    --                  --                  --
                                      --------------------- --------------------- ------------------- -------------------
       Total Assets                             974,542,332            54,042,897           5,660,708          14,823,293
                                      --------------------- --------------------- ------------------- -------------------
LIABILITIES:
  Other payables                                         --                    --                  --                  --
  Due to Metropolitan
     Life Insurance Company                             919                 1,131                 809                  13
                                      --------------------- --------------------- ------------------- -------------------
       Total Liabilities                                919                 1,131                 809                  13
                                      --------------------- --------------------- ------------------- -------------------
NET ASSETS                                    $ 974,541,413          $ 54,041,766         $ 5,659,899        $ 14,823,280
                                      ===================== ===================== =================== ===================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units          $ 971,933,929          $ 52,809,047         $ 5,659,899        $ 14,823,280
  Net assets from contracts in payout             2,607,484             1,232,719                  --                  --
                                      --------------------- --------------------- ------------------- -------------------
       Total Net Assets                       $ 974,541,413          $ 54,041,766         $ 5,659,899        $ 14,823,280
                                      ===================== ===================== =================== ===================

The accompanying notes are an integral part of these financial statements.

                                               FIDELITY VIP
       FIDELITY VIP                        INVESTMENT GRADE      CALVERT SOCIAL      CALVERT SOCIAL    MIST LORD ABBETT
      EQUITY-INCOME FIDELITY VIP GROWTH                BOND            BALANCED      MID CAP GROWTH      BOND DEBENTURE
INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
       $ 57,286,750        $ 65,868,929        $ 17,363,023        $ 39,626,374         $ 7,315,075       $ 173,953,713
                 --                  --                  --                  --                  --                  --
                  3                   7                  --                  --                  --                  --
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
         57,286,753          65,868,936          17,363,023          39,626,374           7,315,075         173,953,713
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
                 --                  --                  --                  --                  --                  --
                 --                  --                   1                 624                  66               1,775
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
                 --                  --                   1                 624                  66               1,775
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
       $ 57,286,753        $ 65,868,936        $ 17,363,022        $ 39,625,750         $ 7,315,009       $ 173,951,938
=================== =================== =================== =================== =================== ===================
       $ 57,286,753        $ 65,868,936        $ 17,363,022        $ 39,625,750         $ 7,315,009       $ 173,796,839
                 --                  --                  --                  --                  --             155,099
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
       $ 57,286,753        $ 65,868,936        $ 17,363,022        $ 39,625,750         $ 7,315,009       $ 173,951,938
=================== =================== =================== =================== =================== ===================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                        MIST MFS RESEARCH  MIST T. ROWE PRICE    MIST PIMCO TOTAL            MIST RCM
                                            INTERNATIONAL      MID CAP GROWTH              RETURN          TECHNOLOGY
                                      INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
                                      ------------------- ------------------- ------------------- -------------------
ASSETS:
  Investments at fair value                 $ 169,988,355       $ 116,816,618       $ 481,435,223        $ 52,973,484
  Other receivables                                    --                  --                  --                  --
  Due from Metropolitan
     Life Insurance Company                            --                  --                  --                  --
                                      ------------------- ------------------- ------------------- -------------------
       Total Assets                           169,988,355         116,816,618         481,435,223          52,973,484
                                      ------------------- ------------------- ------------------- -------------------
LIABILITIES:
  Other payables                                       --                  --                  --                  --
  Due to Metropolitan
     Life Insurance Company                         1,690               1,753               1,492               1,888
                                      ------------------- ------------------- ------------------- -------------------
       Total Liabilities                            1,690               1,753               1,492               1,888
                                      ------------------- ------------------- ------------------- -------------------
NET ASSETS                                  $ 169,986,665       $ 116,814,865       $ 481,433,731        $ 52,971,596
                                      =================== =================== =================== ===================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units        $ 169,933,571       $ 116,761,148       $ 481,159,353        $ 52,965,789
  Net assets from contracts in payout              53,094              53,717             274,378               5,807
                                      ------------------- ------------------- ------------------- -------------------
       Total Net Assets                     $ 169,986,665       $ 116,814,865       $ 481,433,731        $ 52,971,596
                                      =================== =================== =================== ===================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 2008

                                                MIST HARRIS                          MIST LEGG MASON
        MIST LAZARD        MIST MET/AIM             OAKMARK     MIST OPPENHEIMER PARTNERS AGGRESSIVE   MIST THIRD AVENUE
            MID CAP    SMALL CAP GROWTH       INTERNATIONAL CAPITAL APPRECIATION              GROWTH     SMALL CAP VALUE
INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION  INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
------------------- ------------------- ------------------- -------------------- ------------------- -------------------
       $ 36,152,911        $ 19,718,856       $ 167,005,190         $ 19,599,325        $ 15,531,861         $ 5,140,822
                 --                  --                  --                   --                  --                  --
                 --                  --                  --                   --                  --                  --
------------------- ------------------- ------------------- -------------------- ------------------- -------------------
         36,152,911          19,718,856         167,005,190           19,599,325          15,531,861           5,140,822
------------------- ------------------- ------------------- -------------------- ------------------- -------------------
                 --                  --                  --                   --                  --                  --
              1,856               2,092               1,686                1,428               1,469                 377
------------------- ------------------- ------------------- -------------------- ------------------- -------------------
              1,856               2,092               1,686                1,428               1,469                 377
------------------- ------------------- ------------------- -------------------- ------------------- -------------------
       $ 36,151,055        $ 19,716,764       $ 167,003,504         $ 19,597,897        $ 15,530,392         $ 5,140,445
=================== =================== =================== ==================== =================== ===================
       $ 36,121,798        $ 19,716,343       $ 166,948,830         $ 19,596,084        $ 15,528,150         $ 5,140,445
             29,257                 421              54,674                1,813               2,242                  --
------------------- ------------------- ------------------- -------------------- ------------------- -------------------
       $ 36,151,055        $ 19,716,764       $ 167,003,504         $ 19,597,897        $ 15,530,392         $ 5,140,445
=================== =================== =================== ==================== =================== ===================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                      MIST CLARION GLOBAL     MIST LEGG MASON    MIST SSGA GROWTH    MIST SSGA GROWTH
                                              REAL ESTATE        VALUE EQUITY                 ETF      AND INCOME ETF
                                      INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
                                      ------------------- ------------------- ------------------- -------------------
ASSETS:
  Investments at fair value                 $ 153,314,432        $ 14,232,931         $ 6,835,860         $ 8,768,518
  Other receivables                                    --                  --                  --                  --
  Due from Metropolitan
     Life Insurance Company                            --                  --                  --                  --
                                      ------------------- ------------------- ------------------- -------------------
       Total Assets                           153,314,432          14,232,931           6,835,860           8,768,518
                                      ------------------- ------------------- ------------------- -------------------
LIABILITIES:
  Other payables                                       --                  --                  --                  --
  Due to Metropolitan
     Life Insurance Company                         1,413               1,558               1,278               1,067
                                      ------------------- ------------------- ------------------- -------------------
       Total Liabilities                            1,413               1,558               1,278               1,067
                                      ------------------- ------------------- ------------------- -------------------
NET ASSETS                                  $ 153,313,019        $ 14,231,373         $ 6,834,582         $ 8,767,451
                                      =================== =================== =================== ===================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units        $ 153,231,167        $ 14,228,972         $ 6,834,582         $ 8,767,451
  Net assets from contracts in payout              81,852               2,401                  --                  --
                                      ------------------- ------------------- ------------------- -------------------
       Total Net Assets                     $ 153,313,019        $ 14,231,373         $ 6,834,582         $ 8,767,451
                                      =================== =================== =================== ===================

The accompanying notes are an integral part of these financial statements.

         MIST PIMCO                                                                                       MIST AMERICAN
INFLATION PROTECTED                          MIST BLACKROCK                                              FUNDS BALANCED
               BOND    MIST JANUS FORTY      LARGE CAP CORE          VARIABLE B          VARIABLE C          ALLOCATION
INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
      $ 184,376,932       $ 139,406,933       $ 589,512,738        $ 14,787,959         $ 1,191,323        $ 63,742,012
                 --                  --                  --                  --                  --                  --
                 --                  --                  --                  --                  18                  --
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
        184,376,932         139,406,933         589,512,738          14,787,959           1,191,341          63,742,012
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
                 --                  --                  --                  --                  --                  --
              1,197               1,238               1,969                  33                   1                 926
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
              1,197               1,238               1,969                  33                   1                 926
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
      $ 184,375,735       $ 139,405,695       $ 589,510,769        $ 14,787,926         $ 1,191,340        $ 63,741,086
=================== =================== =================== =================== =================== ===================
      $ 184,284,351       $ 139,397,786       $ 585,878,899        $ 14,419,000         $ 1,191,340        $ 63,732,012
             91,384               7,909           3,631,870             368,926                  --               9,074
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
      $ 184,375,735       $ 139,405,695       $ 589,510,769        $ 14,787,926         $ 1,191,340        $ 63,741,086
=================== =================== =================== =================== =================== ===================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONCLUDED)
DECEMBER 31, 2008

                                            MIST AMERICAN       MIST AMERICAN
                                             FUNDS GROWTH      FUNDS MODERATE  MIST MET/TEMPLETON   MIST MET/FRANKLIN
                                               ALLOCATION          ALLOCATION              GROWTH              INCOME
                                      INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
                                      ------------------- ------------------- ------------------- -------------------
ASSETS:
  Investments at fair value                  $ 99,007,477       $ 116,912,607         $ 2,168,441         $ 8,487,795
  Other receivables                                    --                  --                  --                  --
  Due from Metropolitan
     Life Insurance Company                            --                  --                  --                  --
                                      ------------------- ------------------- ------------------- -------------------
       Total Assets                            99,007,477         116,912,607           2,168,441           8,487,795
                                      ------------------- ------------------- ------------------- -------------------
LIABILITIES:
  Other payables                                       --                  --                  --                  --
  Due to Metropolitan
     Life Insurance Company                           778                 756                 584                 803
                                      ------------------- ------------------- ------------------- -------------------
       Total Liabilities                              778                 756                 584                 803
                                      ------------------- ------------------- ------------------- -------------------
NET ASSETS                                   $ 99,006,699       $ 116,911,851         $ 2,167,857         $ 8,486,992
                                      =================== =================== =================== ===================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units         $ 98,998,409       $ 116,911,851         $ 2,167,857         $ 8,486,992
  Net assets from contracts in payout               8,290                  --                  --                  --
                                      ------------------- ------------------- ------------------- -------------------
       Total Net Assets                      $ 99,006,699       $ 116,911,851         $ 2,167,857         $ 8,486,992
                                      =================== =================== =================== ===================

The accompanying notes are an integral part of these financial statements.

                      MIST MET/FRANKLIN                                              AMERICAN FUNDS
  MIST MET/FRANKLIN  TEMPLETON FOUNDING      AMERICAN FUNDS      AMERICAN FUNDS        GLOBAL SMALL      AMERICAN FUNDS
      MUTUAL SHARES            STRATEGY              GROWTH       GROWTH-INCOME      CAPITALIZATION                BOND
INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
        $ 4,603,107        $ 19,767,715       $ 745,810,114       $ 506,871,758       $ 312,336,430       $ 126,246,128
                 --                  --                  --                  --                  --                  --
                 --                  --                   6                  --                  --                  --
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
          4,603,107          19,767,715         745,810,120         506,871,758         312,336,430         126,246,128
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
                 --                  --                  --                  --                  --                  --
                687                 767               1,492               1,769               2,064               1,591
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
                687                 767               1,492               1,769               2,064               1,591
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
        $ 4,602,420        $ 19,766,948       $ 745,808,628       $ 506,869,989       $ 312,334,366       $ 126,244,537
=================== =================== =================== =================== =================== ===================
        $ 4,602,420        $ 19,766,948       $ 745,503,582       $ 506,667,199       $ 312,223,823       $ 125,965,099
                 --                  --             305,046             202,790             110,543             279,438
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
        $ 4,602,420        $ 19,766,948       $ 745,808,628       $ 506,869,989       $ 312,334,366       $ 126,244,537
=================== =================== =================== =================== =================== ===================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

                                               MSF BLACKROCK          MSF BLACKROCK      MSF METLIFE STOCK        MSF JULIUS BAER
                                                 DIVERSIFIED      AGGRESSIVE GROWTH                  INDEX    INTERNATIONAL STOCK
                                         INVESTMENT DIVISION    INVESTMENT DIVISION    INVESTMENT DIVISION    INVESTMENT DIVISION
                                         ---------------------- ---------------------- ---------------------- ----------------------
INVESTMENT INCOME:
      Dividends                                 $ 27,018,369                   $ --           $ 51,500,668            $ 7,448,696
                                         ---------------------- ---------------------- ---------------------- ----------------------
EXPENSES:
      Mortality and expense risk
        charges                                    9,990,738              5,679,708             28,209,867              2,530,568
      Administrative charges                       1,934,314              1,124,822              5,686,906                525,038
                                         ---------------------- ---------------------- ---------------------- ----------------------
        Total expenses                            11,925,052              6,804,530             33,896,773              3,055,606
                                         ---------------------- ---------------------- ---------------------- ----------------------
           Net investment income (loss)
 .                                                15,093,317             (6,804,530)            17,603,895              4,393,090
                                         ---------------------- ---------------------- ---------------------- ----------------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 10,620,443                     --            115,182,656             29,538,566
      Realized gains (losses) on sale of
        investments                              (16,558,882)             5,954,871            (10,758,603)              (886,827)
                                         ---------------------- ---------------------- ---------------------- ----------------------
           Net realized gains (losses)            (5,938,439)             5,954,871            104,424,053             28,651,739
                                         ---------------------- ---------------------- ---------------------- ----------------------
      Change in unrealized gains
        (losses) on investments                 (287,815,793)          (306,582,797)        (1,329,511,835)          (171,494,955)
                                         ---------------------- ---------------------- ---------------------- ----------------------
      Net realized and unrealized gains
        (losses) on investments                 (293,754,232)          (300,627,926)        (1,225,087,782)          (142,843,216)
                                         ---------------------- ---------------------- ---------------------- ----------------------
      Net increase (decrease) in net
        assets resulting from operations      $ (278,660,915)        $ (307,432,456)      $ (1,207,483,887)        $ (138,450,126)
                                         ====================== ====================== ====================== ======================


(a) For the period April 28, 2008 to December 31, 2008.

The accompanying notes are an integral part of these financial statements.

                                                                                            MSF NEUBERGER
     MSF FI MID CAP    MSF T. ROWE PRICE        MSF OPPENHEIMER                            BERMAN MID CAP      MSF T. ROWE PRICE
      OPPORTUNITIES     SMALL CAP GROWTH          GLOBAL EQUITY        MSF MFS VALUE                VALUE       LARGE CAP GROWTH
INVESTMENT DIVISION  INVESTMENT DIVISION    INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION    INVESTMENT DIVISION
-------------------- ---------------------- -------------------- -------------------- ---------------------- --------------------
        $ 1,790,311                 $ --            $ 4,214,154          $ 5,386,703          $ 3,155,724              $ 915,588
-------------------- ---------------------- -------------------- -------------------- ---------------------- --------------------
          4,693,738            1,950,592              2,061,385            3,135,585            4,767,535              2,080,861
            945,685              397,878                426,165              655,703            1,009,668                423,344
-------------------- ---------------------- -------------------- -------------------- ---------------------- --------------------
          5,639,423            2,348,470              2,487,550            3,791,288            5,777,203              2,504,205
-------------------- ---------------------- -------------------- -------------------- ---------------------- --------------------
         (3,849,112)          (2,348,470)             1,726,604            1,595,415           (2,621,479)            (1,588,617)
-------------------- ---------------------- -------------------- -------------------- ---------------------- --------------------
                 --           37,901,589              7,583,669           66,077,544            5,561,514             11,191,091
        (11,078,849)           1,687,795                207,176          (52,583,794)          (8,728,012)             1,095,906
-------------------- ---------------------- -------------------- -------------------- ---------------------- --------------------
        (11,078,849)          39,589,384              7,790,845           13,493,750           (3,166,498)            12,286,997
-------------------- ---------------------- -------------------- -------------------- ---------------------- --------------------
       (311,831,109)        (119,226,170)          (110,012,034)        (136,212,289)        (253,817,998)          (111,120,466)
-------------------- ---------------------- -------------------- -------------------- ---------------------- --------------------
       (322,909,958)         (79,636,786)          (102,221,189)        (122,718,539)        (256,984,496)           (98,833,469)
-------------------- ---------------------- -------------------- -------------------- ---------------------- --------------------
     $ (326,759,070)       $ (81,985,256)        $ (100,494,585)      $ (121,123,124)      $ (259,605,975)        $ (100,422,086)

==================== ====================== ==================== ==================== ====================== ====================



The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

                                                    MSF LEHMAN
                                            BROTHERS AGGREGATE  MSF MORGAN STANLEY       MSF RUSSELL 2000           MSF JENNISON
                                                    BOND INDEX          EAFE INDEX                  INDEX                 GROWTH
                                           INVESTMENT DIVISION INVESTMENT DIVISION    INVESTMENT DIVISION    INVESTMENT DIVISION
                                           ------------------- ---------------------- ---------------------- ----------------------
INVESTMENT INCOME:
      Dividends                                   $ 39,809,989        $ 11,590,326            $ 2,804,071              $ 771,181
                                           ------------------- ---------------------- ---------------------- ----------------------
EXPENSES:
      Mortality and expense risk
        charges                                      9,652,038           4,430,182              2,551,572                353,872
      Administrative charges                         2,064,201             941,637                533,480                 72,294
                                           ------------------- ---------------------- ---------------------- ----------------------
        Total expenses                              11,716,239           5,371,819              3,085,052                426,166
                                           ------------------- ---------------------- ---------------------- ----------------------
           Net investment income (loss)             28,093,750           6,218,507               (280,981)               345,015
                                           ------------------- ---------------------- ---------------------- ----------------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
     Realized gain distributions                            --          16,975,278             12,237,216              2,781,644
     Realized gains (losses) on sale of
        investments                                  1,849,939           6,342,547             (4,186,063)              (918,511)
                                           ------------------- ---------------------- ---------------------- ----------------------
           Net realized gains (losses)               1,849,939          23,317,825              8,051,153              1,863,133
                                           ------------------- ---------------------- ---------------------- ----------------------
     Change in unrealized gains (losses)
        on investments                               4,218,222        (246,513,229)          (103,961,893)           (16,802,485)
                                           ------------------- ---------------------- ---------------------- ----------------------
     Net realized and unrealized gains
        (losses) on investments                      6,068,161        (223,195,404)           (95,910,740)           (14,939,352)
                                           ------------------- ---------------------- ---------------------- ----------------------
     Net increase (decrease) in net assets
        resulting from operations                 $ 34,161,911      $ (216,976,897)         $ (96,191,721)         $ (14,594,337)
                                           =================== ====================== ====================== ======================

(a) For the period April 28, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

                                                   MSF FRANKLIN
      MSF BLACKROCK           MSF METLIFE   TEMPLETON SMALL CAP         MSF BLACKROCK         MSF BLACKROCK         MSF BLACKROCK
    STRATEGIC VALUE   MID CAP STOCK INDEX                GROWTH       LARGE CAP VALUE           BOND INCOME          MONEY MARKET
INVESTMENT DIVISION   INVESTMENT DIVISION   INVESTMENT DIVISION   INVESTMENT DIVISION   INVESTMENT DIVISION   INVESTMENT DIVISION
--------------------- --------------------- --------------------- --------------------- --------------------- -------------------
        $ 1,618,807           $ 4,087,062                  $ --           $ 1,103,197          $ 24,088,191           $ 1,336,821
--------------------- --------------------- --------------------- --------------------- --------------------- -------------------
          4,046,687             3,319,815               408,667             1,954,164             4,957,805               660,999
            845,522               702,923                87,026               427,823             1,029,922               130,332
--------------------- --------------------- --------------------- --------------------- --------------------- -------------------
          4,892,209             4,022,738               495,693             2,381,987             5,987,727               791,331
--------------------- --------------------- --------------------- --------------------- --------------------- -------------------
         (3,273,402)               64,324              (495,693)           (1,278,790)           18,100,464               545,490
--------------------- --------------------- --------------------- --------------------- --------------------- -------------------
         38,408,944            29,914,462             3,996,634             3,028,129                    --                    --
        (27,068,109)           (2,636,748)           (2,146,790)           (4,568,986)           (3,943,949)                   --
--------------------- --------------------- --------------------- --------------------- --------------------- -------------------
         11,340,835            27,277,714             1,849,844            (1,540,857)           (3,943,949)                   --
--------------------- --------------------- --------------------- --------------------- --------------------- -------------------
       (183,469,412)         (158,842,520)          (21,285,688)          (74,651,878)          (37,593,526)                   --
--------------------- --------------------- --------------------- --------------------- --------------------- -------------------
       (172,128,577)         (131,564,806)          (19,435,844)          (76,192,735)          (41,537,475)                   --
--------------------- --------------------- --------------------- --------------------- --------------------- -------------------
     $ (175,401,979)       $ (131,500,482)        $ (19,931,537)        $ (77,471,525)        $ (23,437,011)            $ 545,490
===================== ===================== ===================== ===================== ===================== ===================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

                                                                                                            MSF WESTERN ASSET
                                                                                              MSF HARRIS           MANAGEMENT
                                             MSF DAVIS VENTURE    MSF LOOMIS SAYLES      OAKMARK FOCUSED       STRATEGIC BOND
                                                         VALUE            SMALL CAP                VALUE        OPPORTUNITIES
                                           INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION
                                           -------------------- -------------------- -------------------- ----------------------
INVESTMENT INCOME:
      Dividends                                    $ 5,540,163                 $ --            $ 569,427         $ 10,427,758
                                           -------------------- -------------------- -------------------- ----------------------
EXPENSES:
      Mortality and expense risk
        charges                                      5,011,666            1,235,937            2,641,484            2,789,113
      Administrative charges                         1,098,371              266,543              559,987              658,444
                                           -------------------- -------------------- -------------------- ----------------------
        Total expenses                               6,110,037            1,502,480            3,201,471            3,447,557
                                           -------------------- -------------------- -------------------- ----------------------
           Net investment income (loss)               (569,874)          (1,502,480)          (2,632,044)           6,980,201
                                           -------------------- -------------------- -------------------- ----------------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
     Realized gain distributions                     2,678,826           19,326,180           30,079,740            1,609,895
     Realized gains (losses) on sale of
        investments                                  1,640,660           (6,188,727)         (21,516,510)          (7,267,684)
                                           -------------------- -------------------- -------------------- ----------------------
           Net realized gains (losses)               4,319,486           13,137,453            8,563,230           (5,657,789)
                                           -------------------- -------------------- -------------------- ----------------------
     Change in unrealized gains (losses)
        on investments                            (231,226,504)         (62,154,742)        (147,799,720)         (46,018,322)
                                           -------------------- -------------------- -------------------- ----------------------
     Net realized and unrealized gains
        (losses) on investments                   (226,907,018)         (49,017,289)        (139,236,490)         (51,676,111)
                                           -------------------- -------------------- -------------------- ----------------------
     Net increase (decrease) in net assets
        resulting from operations               $ (227,476,892)       $ (50,519,769)      $ (141,868,534)       $ (44,695,910)
                                           ==================== ==================== ==================== ======================

(a) For the period April 28, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

        MSF WESTERN                                                  MSF BLACKROCK            MSF METLIFE          MSF METLIFE
   ASSET MANAGEMENT         MSF FI VALUE        MSF MFS TOTAL     LEGACY LARGE CAP           CONSERVATIVE      CONSERVATIVE TO
    U.S. GOVERNMENT              LEADERS               RETURN               GROWTH             ALLOCATION  MODERATE ALLOCATION
INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION    INVESTMENT DIVISION  INVESTMENT DIVISION
-------------------- -------------------- -------------------- ---------------------- -------------------- --------------------
        $ 8,760,641          $ 1,277,760          $ 4,173,113            $ 119,226            $ 1,517,398          $ 5,707,345
-------------------- -------------------- -------------------- ---------------------- -------------------- --------------------
          2,287,821              809,148            1,143,384              659,426              1,778,530            5,756,840
            501,135              178,347              250,200              140,745                395,768            1,291,836
-------------------- -------------------- -------------------- ---------------------- -------------------- --------------------
          2,788,956              987,495            1,393,584              800,171              2,174,298            7,048,676
-------------------- -------------------- -------------------- ---------------------- -------------------- --------------------
          5,971,685              290,265            2,779,529             (680,945)              (656,900)          (1,341,331)
-------------------- -------------------- -------------------- ---------------------- -------------------- --------------------
                 --            8,061,678            9,384,954                   --              1,336,303            5,952,859
           (819,931)          (5,190,297)          (4,122,629)            (670,672)            (1,989,311)          (4,147,809)
-------------------- -------------------- -------------------- ---------------------- -------------------- --------------------
           (819,931)           2,871,381            5,262,325             (670,672)              (653,008)           1,805,050
-------------------- -------------------- -------------------- ---------------------- -------------------- --------------------
         (9,157,472)         (39,737,354)         (37,985,168)         (25,252,337)           (26,911,119)        (135,592,725)
-------------------- -------------------- -------------------- ---------------------- -------------------- --------------------
         (9,977,403)         (36,865,973)         (32,722,843)         (25,923,009)           (27,564,127)        (133,787,675)
-------------------- -------------------- -------------------- ---------------------- -------------------- --------------------
       $ (4,005,718)       $ (36,575,708)       $ (29,943,314)       $ (26,603,954)         $ (28,221,027)      $ (135,129,006)
==================== ==================== ====================  ====================  ==================== ====================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

                                                                          MSF METLIFE
                                                   MSF METLIFE            MODERATE TO              MSF METLIFE
                                           MODERATE ALLOCATION  AGGRESSIVE ALLOCATION    AGGRESSIVE ALLOCATION     MSF FI LARGE CAP
                                           INVESTMENT DIVISION    INVESTMENT DIVISION      INVESTMENT DIVISION  INVESTMENT DIVISION
                                           -------------------- ------------------------ ---------------------- --------------------
INVESTMENT INCOME:
      Dividends                                   $ 10,446,088            $ 6,763,637                $ 404,948                 $ --
                                           -------------------- ------------------------ ---------------------- --------------------
EXPENSES:
      Mortality and expense risk
        charges                                     14,169,702             12,117,556                  728,064               65,013
      Administrative charges                         3,221,046              2,745,922                  168,902               14,333
                                           -------------------- ------------------------ ---------------------- --------------------
        Total expenses                              17,390,748             14,863,478                  896,966               79,346
                                           -------------------- ------------------------ ---------------------- --------------------
           Net investment income (loss) .           (6,944,660)            (8,099,841)                (492,018)             (79,346)
                                           -------------------- ------------------------ ---------------------- --------------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
     Realized gain distributions                    16,703,877             18,062,072                2,063,244                   --
     Realized gains (losses) on sale of
        investments                                 (7,178,153)            (8,626,491)              (2,535,486)            (422,031)
                                           -------------------- ------------------------ ---------------------- --------------------
           Net realized gains (losses)               9,525,724              9,435,581                 (472,242)            (422,031)
                                           -------------------- ------------------------ ---------------------- --------------------
     Change in unrealized gains (losses)
        on investments                            (459,107,249)          (488,346,641)             (34,425,691)          (3,050,418)
                                           -------------------- ------------------------ ---------------------- --------------------
     Net realized and unrealized gains
        (losses) on investments                   (449,581,525)          (478,911,060)             (34,897,933)          (3,472,449)
                                           -------------------- ------------------------ ---------------------- --------------------
     Net increase (decrease) in net assets
        resulting from operations               $ (456,526,185)        $ (487,010,901)           $ (35,389,951)        $ (3,551,795)
                                           ====================  ======================  ====================== ====================

(a) For the period April 28, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

                                                                     FIDELITY VIP
 FIDELITY VIP MONEY        FIDELITY VIP                          INVESTMENT GRADE         CALVERT SOCIAL         CALVERT SOCIAL
             MARKET       EQUITY-INCOME  FIDELITY VIP GROWTH                 BOND               BALANCED         MID CAP GROWTH
INVESTMENT DIVISION INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION    INVESTMENT DIVISION    INVESTMENT DIVISION
------------------- -------------------- -------------------- ---------------------- ---------------------- ----------------------
          $ 476,603         $ 2,129,862            $ 849,577            $ 838,805            $ 1,323,064                   $ --
------------------- -------------------- -------------------- ---------------------- ---------------------- ----------------------
            119,158             688,428              829,189              145,233                514,857                 78,075
             32,060             162,538              194,141               38,947                 98,266                 20,922
------------------- -------------------- -------------------- ---------------------- ---------------------- ----------------------
            151,218             850,966            1,023,330              184,180                613,123                 98,997
------------------- -------------------- -------------------- ---------------------- ---------------------- ----------------------
            325,385           1,278,896             (173,753)             654,625                709,941                (98,997)
------------------- -------------------- -------------------- ---------------------- ---------------------- ----------------------
                 --              98,851                   --               16,287                739,130                 71,879
                 --          (3,150,137)          (1,666,048)            (226,613)              (864,803)               137,442
------------------- -------------------- -------------------- ---------------------- ---------------------- ----------------------
                 --          (3,051,286)          (1,666,048)            (210,326)              (125,673)               209,321
------------------- -------------------- -------------------- ---------------------- ---------------------- ----------------------
                 --         (45,260,016)         (61,901,896)          (1,252,833)           (19,774,020)            (4,605,855)
------------------- -------------------- -------------------- ---------------------- ---------------------- ----------------------
                 --         (48,311,302)         (63,567,944)          (1,463,159)           (19,899,693)            (4,396,534)
------------------- -------------------- -------------------- ---------------------- ---------------------- ----------------------
          $ 325,385       $ (47,032,406)       $ (63,741,697)          $ (808,534)         $ (19,189,752)          $ (4,495,531)
=================== ==================== ==================== ====================== ====================== ======================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

                                              MIST LORD ABBETT    MIST MFS RESEARCH     MIST T. ROWE PRICE       MIST PIMCO TOTAL
                                                BOND DEBENTURE        INTERNATIONAL         MID CAP GROWTH                 RETURN
                                           INVESTMENT DIVISION  INVESTMENT DIVISION    INVESTMENT DIVISION    INVESTMENT DIVISION
                                           -------------------- ---------------------- ---------------------- ----------------------
INVESTMENT INCOME:
      Dividends                                    $ 9,549,645          $ 3,794,193               $ 34,818           $ 19,697,044
                                           -------------------- ---------------------- ---------------------- ----------------------
EXPENSES:
      Mortality and expense risk
        charges                                      2,406,692            2,279,297              1,758,111              5,557,903
      Administrative charges                           518,876              493,740                373,804              1,211,971
                                           -------------------- ---------------------- ---------------------- ----------------------
        Total expenses                               2,925,568            2,773,037              2,131,915              6,769,874
                                           -------------------- ---------------------- ---------------------- ----------------------
           Net investment income (loss) .            6,624,077            1,021,156             (2,097,097)            12,927,170
                                           -------------------- ---------------------- ---------------------- ----------------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
     Realized gain distributions                     3,402,995           20,792,461             19,219,639             12,454,035
     Realized gains (losses) on sale of
        investments                                 (5,171,820)         (10,709,339)            (4,202,691)              (966,377)
                                           -------------------- ---------------------- ---------------------- ----------------------
           Net realized gains (losses)              (1,768,825)          10,083,122             15,016,948             11,487,658
                                           -------------------- ---------------------- ---------------------- ----------------------
     Change in unrealized gains (losses)
        on investments                             (51,664,533)        (134,576,886)           (91,290,543)           (31,136,212)
                                           -------------------- ---------------------- ---------------------- ----------------------
     Net realized and unrealized gains
        (losses) on investments                    (53,433,358)        (124,493,764)           (76,273,595)           (19,648,554)
                                           -------------------- ---------------------- ---------------------- ----------------------
     Net increase (decrease) in net assets
        resulting from operations                $ (46,809,281)      $ (123,472,608)         $ (78,370,692)          $ (6,721,384)
                                           ==================== ====================== ====================== ======================

(a) For the period April 28, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

                                                                       MIST HARRIS                                      MIST LEGG
           MIST RCM     MIST LAZARD MID        MIST MET/AIM                OAKMARK        MIST OPPENHEIMER         MASON PARTNERS
         TECHNOLOGY                 CAP    SMALL CAP GROWTH          INTERNATIONAL    CAPITAL APPRECIATION      AGGRESSIVE GROWTH
INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION    INVESTMENT DIVISION     INVESTMENT DIVISION    INVESTMENT DIVISION
------------------- ------------------- ---------------------- ---------------------- ----------------------- ----------------------
       $ 11,522,149           $ 542,619                $ --            $ 4,338,583               $ 957,085                $ 1,631
------------------- ------------------- ---------------------- ---------------------- ----------------------- ----------------------
            922,802             577,127             303,981              2,716,255                 303,117                237,758
            194,037             125,169              64,909                594,454                  64,883                 49,506
------------------- ------------------- ---------------------- ---------------------- ----------------------- ----------------------
          1,116,839             702,296             368,890              3,310,709                 368,000                287,264
------------------- ------------------- ---------------------- ---------------------- ----------------------- ----------------------
         10,405,310           (159,677)            (368,890)             1,027,874                 589,085               (285,633)
------------------- ------------------- ---------------------- ---------------------- ----------------------- ----------------------
         24,250,593           4,182,174           2,565,478             44,083,954               7,574,969                184,416
       (12,556,603)         (5,872,170)          (1,261,796)           (25,719,969)             (2,109,855)            (1,593,479)
------------------- ------------------- ---------------------- ---------------------- ----------------------- ----------------------
         11,693,990         (1,689,996)           1,303,682             18,363,985               5,465,114             (1,409,063)
------------------- ------------------- ---------------------- ---------------------- ----------------------- ----------------------
       (69,324,906)        (22,366,432)         (13,977,407)          (150,086,242)            (21,467,507)            (8,851,362)
------------------- ------------------- ---------------------- ---------------------- ----------------------- ----------------------
       (57,630,916)        (24,056,428)         (12,673,725)          (131,722,257)            (16,002,393)           (10,260,425)
------------------- ------------------- ---------------------- ---------------------- ----------------------- ----------------------
     $ (47,225,606)      $ (24,216,105)       $ (13,042,615)        $ (130,694,383)          $ (15,413,308)         $ (10,546,058)
=================== =================== ====================== ====================== ======================= ======================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

                                             MIST THIRD AVENUE  MIST CLARION GLOBAL      MIST LEGG MASON       MIST SSGA GROWTH
                                               SMALL CAP VALUE          REAL ESTATE         VALUE EQUITY                    ETF
                                           INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION    INVESTMENT DIVISION
                                           -------------------- -------------------- ---------------------- ----------------------
INVESTMENT INCOME:
      Dividends                                       $ 43,813          $ 3,892,248             $ 31,064              $ 145,069
                                           -------------------- -------------------- ---------------------- ----------------------
EXPENSES:
      Mortality and expense risk
        charges                                         55,093            2,476,280              243,454                104,631
      Administrative charges                            14,932              538,345               51,357                 22,690
                                           -------------------- -------------------- ---------------------- ----------------------
        Total expenses                                  70,025            3,014,625              294,811                127,321
                                           -------------------- -------------------- ---------------------- ----------------------
           Net investment income (loss) .              (26,212)             877,623             (263,747)                17,748
                                           -------------------- -------------------- ---------------------- ----------------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
     Realized gain distributions                       400,695           22,702,185              994,313                209,116
     Realized gains (losses) on sale of
        investments                                   (182,577)         (18,120,212)          (2,135,384)              (990,603)
                                           -------------------- -------------------- ---------------------- ----------------------
           Net realized gains (losses)                 218,118            4,581,973           (1,141,071)              (781,487)
                                           -------------------- -------------------- ---------------------- ----------------------
     Change in unrealized gains (losses)
        on investments                              (2,248,427)        (118,403,745)         (15,608,813)            (3,117,487)
                                           -------------------- -------------------- ---------------------- ----------------------
     Net realized and unrealized gains
        (losses) on investments                     (2,030,309)        (113,821,772)         (16,749,884)            (3,898,974)
                                           -------------------- -------------------- ---------------------- ----------------------
     Net increase (decrease) in net assets
        resulting from operations                 $ (2,056,521)      $ (112,944,149)       $ (17,013,631)          $ (3,881,226)
                                           ==================== ==================== ====================== ======================

(a) For the period April 28, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

                              MIST PIMCO
   MIST SSGA GROWTH  INFLATION PROTECTED                            MIST BLACKROCK
     AND INCOME ETF                 BOND     MIST JANUS FORTY       LARGE CAP CORE             VARIABLE B             VARIABLE C
INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION    INVESTMENT DIVISION    INVESTMENT DIVISION
-------------------- -------------------- -------------------- ---------------------- ---------------------- ----------------------
          $ 109,437          $ 5,854,935          $ 6,531,461          $ 5,958,649              $ 155,183               $ 12,822
-------------------- -------------------- -------------------- ---------------------- ---------------------- ----------------------
             75,008            1,824,970            1,492,091            8,124,593                196,021                  5,701
             16,139              394,774              319,606            1,706,770                     --                     --
-------------------- -------------------- -------------------- ---------------------- ---------------------- ----------------------
             91,147            2,219,744            1,811,697            9,831,363                196,021                  5,701
-------------------- -------------------- -------------------- ---------------------- ---------------------- ----------------------
             18,290            3,635,191            4,719,764           (3,872,714)               (40,838)                 7,121
-------------------- -------------------- -------------------- ---------------------- ---------------------- ----------------------
            131,513              320,536            2,834,948           39,534,457              1,013,703                 83,754
           (268,529)          (4,288,676)          (5,851,116)         (35,311,954)            (1,125,232)               (73,333)
-------------------- -------------------- -------------------- ---------------------- ---------------------- ----------------------
           (137,016)          (3,968,140)          (3,016,168)           4,222,503               (111,529)                10,421
-------------------- -------------------- -------------------- ---------------------- ---------------------- ----------------------
         (2,073,544)         (24,763,988)         (89,296,980)        (388,077,399)            (9,765,246)              (789,938)
-------------------- -------------------- -------------------- ---------------------- ---------------------- ----------------------
         (2,210,560)         (28,732,128)         (92,313,148)        (383,854,896)            (9,876,775)              (779,517)
-------------------- -------------------- -------------------- ---------------------- ---------------------- ----------------------
       $ (2,192,270)       $ (25,096,937)       $ (87,593,384)      $ (387,727,610)          $ (9,917,613)            $ (772,396)
==================== ==================== ==================== ====================== ====================== ======================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

                                              MIST AMERICAN           MIST AMERICAN           MIST AMERICAN
                                             FUNDS BALANCED            FUNDS GROWTH          FUNDS MODERATE      MIST MET/TEMPLETON
                                                 ALLOCATION              ALLOCATION              ALLOCATION                  GROWTH
                                    INVESTMENT DIVISION (A) INVESTMENT DIVISION (A) INVESTMENT DIVISION (A) INVESTMENT DIVISION (A)
                                    ----------------------- ----------------------- ----------------------- -----------------------
INVESTMENT INCOME:
      Dividends                                 $ 2,304,273             $ 4,270,046             $ 4,181,122                $ 10,214
                                    ----------------------- ----------------------- ----------------------- -----------------------
EXPENSES:
      Mortality and expense risk
        charges                                     245,102                 438,549                 427,600                   7,085
      Administrative charges                         53,725                  97,640                  99,046                   1,614
                                    ----------------------- ----------------------- ----------------------- -----------------------
        Total expenses                              298,827                 536,189                 526,646                   8,699
                                    ----------------------- ----------------------- ----------------------- -----------------------
           Net investment income
             (loss)                               2,005,446               3,733,857               3,654,476                   1,515
                                    ----------------------- ----------------------- ----------------------- -----------------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     3,594                   1,805                   3,738                      --
      Realized gains (losses) on
         sale of investments                       (358,964)               (122,267)               (641,768)                (15,247)
                                    ----------------------- ----------------------- ----------------------- -----------------------
           Net realized gains
             (losses)                              (355,370)               (120,462)               (638,030)                (15,247)
                                    ----------------------- ----------------------- ----------------------- -----------------------
     Change in unrealized gains
        (losses) on investments                 (15,004,519)            (33,400,127)            (19,899,584)               (414,664)
                                    ----------------------- ----------------------- ----------------------- -----------------------
     Net realized and unrealized
        gains (losses) on
        investments                             (15,359,889)            (33,520,589)            (20,537,614)               (429,911)
                                    ----------------------- ----------------------- ----------------------- -----------------------
     Net increase (decrease) in net
        assets resulting from
        operations                            $ (13,354,443)          $ (29,786,732)          $ (16,883,138)             $ (428,396)
                                    ======================= ======================= ======================= =======================

(a) For the period April 28, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

                                                      MIST MET/FRANKLIN                                              AMERICAN FUNDS
      MIST MET/FRANKLIN       MIST MET/FRANKLIN      TEMPLETON FOUNDING      AMERICAN FUNDS      AMERICAN FUNDS        GLOBAL SMALL
                 INCOME           MUTUAL SHARES                STRATEGY              GROWTH       GROWTH-INCOME      CAPITALIZATION
INVESTMENT DIVISION (A) INVESTMENT DIVISION (A) INVESTMENT DIVISION (A) INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
----------------------- ----------------------- ----------------------- ------------------- ------------------- -------------------
              $ 198,175               $ 133,573               $ 360,930         $ 8,975,866        $ 12,171,191                $ --
----------------------- ----------------------- ----------------------- ------------------- ------------------- -------------------
                 31,776                  16,937                  81,105          13,531,776           8,860,379           6,554,948
                  7,128                   3,810                  18,171           2,560,241           1,678,026           1,231,688
----------------------- ----------------------- ----------------------- ------------------- ------------------- -------------------
                 38,904                  20,747                  99,276          16,092,017          10,538,405           7,786,636
----------------------- ----------------------- ----------------------- ------------------- ------------------- -------------------
                159,271                 112,826                 261,654         (7,116,151)           1,632,786         (7,786,636)
----------------------- ----------------------- ----------------------- ------------------- ------------------- -------------------
                     --                      --                      --         125,268,695          48,212,765          74,424,271
               (70,887)                (88,815)               (491,774)         (5,200,771)         (4,557,224)        (15,163,370)
----------------------- ----------------------- ----------------------- ------------------- ------------------- -------------------
               (70,887)                (88,815)               (491,774)         120,067,924          43,655,541          59,260,901
----------------------- ----------------------- ----------------------- ------------------- ------------------- -------------------
            (1,092,658)             (1,009,260)             (3,971,896)       (709,244,939)       (378,490,687)       (424,560,153)
----------------------- ----------------------- ----------------------- ------------------- ------------------- -------------------
            (1,163,545)             (1,098,075)             (4,463,670)       (589,177,015)       (334,835,146)       (365,299,252)
----------------------- ----------------------- ----------------------- ------------------- ------------------- -------------------
          $ (1,004,274)             $ (985,249)           $ (4,202,016)     $ (596,293,166)     $ (333,202,360)     $ (373,085,888)
======================= ======================= ======================= =================== =================== ===================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONCLUDED)
FOR THE YEAR ENDED DECEMBER 31, 2008

                                                                          AMERICAN FUNDS
                                                                                    BOND
                                                                     INVESTMENT DIVISION
                                                                     ----------------------
INVESTMENT INCOME:
      Dividends                                                              $ 7,955,225
                                                                     ----------------------
EXPENSES:
      Mortality and expense risk charges                                       2,004,966
      Administrative charges                                                     374,723
                                                                     ----------------------
        Total expenses                                                         2,379,689
                                                                     ----------------------
           Net investment income (loss)                                        5,575,536
                                                                     ----------------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                                                401,502
      Realized gains (losses) on sale of investments                          (4,434,590)
                                                                     ----------------------
           Net realized gains (losses)                                        (4,033,088)
                                                                     ----------------------
     Change in unrealized gains (losses) on investments                      (18,645,250)
                                                                     ----------------------
     Net realized and unrealized gains (losses) on investments               (22,678,338)
                                                                     ----------------------
     Net increase (decrease) in net assets resulting from operations       $ (17,102,802)
                                                                     ======================

(a) For the period April 28, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

This page is intentionally left blank.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                               MSF BLACKROCK DIVERSIFIED    MSF BLACKROCK AGGRESSIVE GROWTH
                                                     INVESTMENT DIVISION                INVESTMENT DIVISION
                                        ----------------------------------- ----------------------------------
                                                 2008               2007             2008              2007
                                        ---------------- ------------------ ---------------- -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)           $ 15,093,317       $ 16,065,357     $ (6,804,530)     $ (8,385,967)
  Net realized gains (losses)              (5,938,439)         1,268,342        5,954,871       (12,628,626)
  Change in unrealized gains (losses)
     on investments                      (287,815,793)        38,016,540     (306,582,797)      138,463,003
                                        ---------------- ------------------ ---------------- -----------------
     Net increase (decrease) in net
       assets resulting from operations  (278,660,915)        55,350,239     (307,432,456)      117,448,410
                                        ---------------- ------------------ ---------------- -----------------
CONTRACT TRANSACTIONS:
  Purchase payments received from
     contract owners                       24,704,198         34,492,312       17,604,963        18,380,390
  Net transfers (including fixed
     account)                             (88,624,056)       (64,493,300)     (15,626,557)      (19,707,441)
  Contract charges                           (247,978)          (197,218)        (126,350)          (63,737)
  Transfers for contract benefits and
     terminations                        (108,043,331)      (138,486,147)     (51,440,348)      (71,882,619)
                                        ---------------- ------------------ ---------------- -----------------
     Net increase (decrease) in net
       assets resulting from
       contract transactions             (172,211,167)      (168,684,353)     (49,588,292)      (73,273,407)
                                        ---------------- ------------------ ---------------- -----------------
     Net increase (decrease) in
       net assets                        (450,872,082)      (113,334,114)    (357,020,748)       44,175,003
NET ASSETS:
  Beginning of period                   1,170,376,423      1,283,710,537      701,671,619       657,496,616
                                        ---------------- ------------------ ---------------- -----------------
  End of Period                         $ 719,504,341    $ 1,170,376,423    $ 344,650,871     $ 701,671,619
                                        ================ ================== ================ =================

(a) For the period April 30, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

           MSF METLIFE STOCK INDEX    MSF JULIUS BAER INTERNATIONAL STOCK      MSF FI MID CAP OPPORTUNITIES
               INVESTMENT DIVISION                    INVESTMENT DIVISION               INVESTMENT DIVISION
------------------------------------- -------------------------------------- ---------------------------------
           2008               2007             2008                  2007             2008             2007
------------------ ------------------ ---------------- --------------------- ---------------- ----------------
   $ 17,603,895       $ (9,187,992)     $ 4,393,090            $ (763,697)    $ (3,849,112)    $ (7,428,116)
    104,424,053        143,574,138       28,651,739            32,254,914      (11,078,849)       4,502,884
 (1,329,511,835)        (1,489,352)    (171,494,955)           (5,978,087)    (311,831,109)      49,089,439
------------------ ------------------ ---------------- --------------------- ---------------- ----------------
 (1,207,483,887)       132,896,794     (138,450,126)           25,513,130     (326,759,070)      46,164,207
------------------ ------------------ ---------------- --------------------- ---------------- ----------------
    149,382,855        218,891,625       13,237,983            16,493,302       23,375,440       31,368,010
    (34,246,583)       (94,831,231)       3,139,416               975,048      (23,722,006)     (37,971,819)
     (2,373,862)        (1,407,086)        (212,040)             (110,022)        (173,747)         (98,524)
   (265,918,103)      (338,425,280)     (19,997,672)          (26,933,596)     (47,253,012)     (72,069,102)
------------------ ------------------ ---------------- --------------------- ---------------- ----------------
   (153,155,693)      (215,771,972)      (3,832,313)           (9,575,268)     (47,773,325)     (78,771,435)
------------------ ------------------ ---------------- --------------------- ---------------- ----------------
 (1,360,639,580)       (82,875,178)    (142,282,439)           15,937,862     (374,532,395)     (32,607,228)
  3,329,401,270      3,412,276,448      310,501,355           294,563,493      629,435,841      662,043,069
------------------ ------------------ ---------------- --------------------- ---------------- ----------------
$ 1,968,761,690    $ 3,329,401,270    $ 168,218,916         $ 310,501,355    $ 254,903,446    $ 629,435,841
================== ================== ================ ===================== ================ ================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                        MSF T. ROWE PRICE SMALL CAP GROWTH     MSF OPPENHEIMER GLOBAL EQUITY
                                                       INVESTMENT DIVISION               INVESTMENT DIVISION
                                        ------------------------------------- ---------------------------------
                                                 2008                 2007             2008             2007
                                        ---------------- -------------------- ---------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)           $ (2,348,470)        $ (2,997,386)     $ 1,726,604       $ (491,281)
  Net realized gains (losses)              39,589,384           16,625,280        7,790,845       12,387,285
  Change in unrealized gains (losses)
     on investments                      (119,226,170)           6,111,024     (110,012,034)         820,107
                                        ---------------- -------------------- ---------------- ----------------
     Net increase (decrease) in net
       assets resulting from operations   (81,985,256)          19,738,918     (100,494,585)      12,716,111
                                        ---------------- -------------------- ---------------- ----------------
CONTRACT TRANSACTIONS:
  Purchase payments received from
     contract owners                       10,068,797           12,737,806       12,848,181       17,320,537
  Net transfers (including fixed
     account)                              (6,804,195)         (16,854,175)     (16,076,796)        (361,809)
  Contract charges                           (115,685)             (62,090)        (174,941)         (98,152)
  Transfers for contract benefits and
     terminations                         (16,610,254)         (25,351,633)     (17,226,558)     (22,876,530)
                                        ---------------- -------------------- ---------------- ----------------
     Net increase (decrease) in net
       assets resulting from
       contract transactions              (13,461,337)         (29,530,092)     (20,630,114)      (6,015,954)
                                        ---------------- -------------------- ---------------- ----------------
     Net increase (decrease) in
       net assets                         (95,446,593)          (9,791,174)    (121,124,699)       6,700,157
NET ASSETS:
  Beginning of period                     232,142,783          241,933,957      258,147,003      251,446,846
                                        ---------------- -------------------- ---------------- ----------------
  End of Period                         $ 136,696,190        $ 232,142,783    $ 137,022,304    $ 258,147,003
                                        ================ ==================== ================ ================

(a) For the period April 30, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

                   MSF MFS VALUE    MSF NEUBERGER BERMAN MID CAP VALUE    MSF T. ROWE PRICE LARGE CAP GROWTH
             INVESTMENT DIVISION                   INVESTMENT DIVISION                   INVESTMENT DIVISION
----------------------------------- ------------------------------------- -------------------------------------
         2008               2007             2008                 2007             2008                 2007
---------------- ------------------ ---------------- -------------------- ---------------- --------------------
  $ 1,595,415       $ (2,564,069)    $ (2,621,479)        $ (5,332,759)    $ (1,588,617)        $ (2,261,620)
   13,493,750         28,665,779       (3,166,498)          39,308,463       12,286,997            8,469,711
 (136,212,289)       (46,344,683)    (253,817,998)         (24,173,672)    (111,120,466)          11,263,963
---------------- ------------------ ---------------- -------------------- ---------------- --------------------
 (121,123,124)       (20,242,973)    (259,605,975)           9,802,032     (100,422,086)          17,472,054
---------------- ------------------ ---------------- -------------------- ---------------- --------------------
   14,141,395         27,554,369       29,444,351           53,972,583       13,277,073           22,701,745
  (34,011,958)       (19,751,620)     (45,505,737)          (6,120,832)     (14,766,706)          10,058,513
     (368,139)          (237,026)        (655,333)            (406,236)        (247,368)            (138,333)
  (26,358,402)       (35,997,224)     (35,806,410)         (48,279,009)     (16,431,009)         (20,815,134)
---------------- ------------------ ---------------- -------------------- ---------------- --------------------
  (46,597,104)       (28,431,501)     (52,523,129)            (833,494)     (18,168,010)          11,806,791
---------------- ------------------ ---------------- -------------------- ---------------- --------------------
 (167,720,228)       (48,674,474)    (312,129,104)           8,968,538     (118,590,096)          29,278,845
  383,587,686        432,262,160      592,652,107          583,683,569      249,940,963          220,662,118
---------------- ------------------ ---------------- -------------------- ---------------- --------------------
$ 215,867,458      $ 383,587,686    $ 280,523,003        $ 592,652,107    $ 131,350,867        $ 249,940,963
================ ================== ================ ==================== ================ ====================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                        MSF LEHMAN BROTHERS AGGREGATE BOND INDEX     MSF MORGAN STANLEY EAFE INDEX
                                                             INVESTMENT DIVISION               INVESTMENT DIVISION
                                        ------------------------------------------- ---------------------------------
                                                 2008                       2007             2008             2007
                                        ---------------- -------------------------- ---------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)           $ 28,093,750               $ 27,362,699      $ 6,218,507      $ 2,607,791
  Net realized gains (losses)               1,849,939                   (404,477)      23,317,825       27,272,800
  Change in unrealized gains (losses)
     on investments                         4,218,222                 20,257,126     (246,513,229)       9,221,141
                                        ---------------- -------------------------- ---------------- ----------------
     Net increase (decrease) in net
       assets resulting from operations    34,161,911                 47,215,348     (216,976,897)      39,101,732
                                        ---------------- -------------------------- ---------------- ----------------
CONTRACT TRANSACTIONS:
  Purchase payments received from
     contract owners                       81,547,758                116,092,922       39,371,294       55,950,828
  Net transfers (including fixed
     account)                            (212,460,336)                (3,505,979)      19,649,741       13,656,333
  Contract charges                         (1,639,802)                  (854,973)        (728,158)        (414,241)
  Transfers for contract benefits and
     terminations                         (78,347,983)               (71,998,691)     (31,892,326)     (33,634,789)
                                        ---------------- -------------------------- ---------------- ----------------
     Net increase (decrease) in net
       assets resulting from
       contract transactions             (210,900,363)                39,733,279       26,400,551       35,558,131
                                        ---------------- -------------------------- ---------------- ----------------
     Net increase (decrease) in
       net assets                        (176,738,452)                86,948,627     (190,576,346)      74,659,863
NET ASSETS:
  Beginning of period                     936,492,313                849,543,686      498,965,167      424,305,304
                                        ---------------- -------------------------- ---------------- ----------------
  End of Period                         $ 759,753,861              $ 936,492,313    $ 308,388,821    $ 498,965,167
                                        ================ ========================== ================ ================

(a) For the period April 30, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

        MSF RUSSELL 2000 INDEX               MSF JENNISON GROWTH     MSF BLACKROCK STRATEGIC VALUE
           INVESTMENT DIVISION               INVESTMENT DIVISION               INVESTMENT DIVISION
--------------------------------- --------------------------------- ---------------------------------
         2008             2007            2008              2007             2008             2007
---------------- ---------------- --------------- ----------------- ---------------- ----------------
   $ (280,981)    $ (1,446,422)      $ 345,015        $ (361,921)    $ (3,273,402)    $ (6,106,252)
    8,051,153       41,165,557       1,863,133         3,465,841       11,340,835       74,178,804
 (103,961,893)     (48,379,022)    (16,802,485)          584,283     (183,469,412)     (93,057,997)
---------------- ---------------- --------------- ----------------- ---------------- ----------------
  (96,191,721)      (8,659,887)    (14,594,337)        3,688,203     (175,401,979)     (24,985,445)
---------------- ---------------- --------------- ----------------- ---------------- ----------------
   18,435,587       29,589,065       2,030,431         2,393,131       18,351,008       31,811,011
  (16,672,694)     (16,516,508)       (497,604)       (1,938,137)     (55,251,752)     (37,823,921)
     (322,584)        (197,386)        (41,242)          (18,053)        (470,307)        (298,964)
  (19,764,389)     (26,251,384)     (3,107,521)       (3,477,236)     (33,968,285)     (47,816,109)
---------------- ---------------- --------------- ----------------- ---------------- ----------------
  (18,324,080)     (13,376,213)     (1,615,936)       (3,040,295)     (71,339,336)     (54,127,983)
---------------- ---------------- --------------- ----------------- ---------------- ----------------
 (114,515,801)     (22,036,100)    (16,210,273)          647,908     (246,741,315)     (79,113,428)
  297,396,403      319,432,503      39,851,547        39,203,639      501,623,983      580,737,411
---------------- ---------------- --------------- ----------------- ---------------- ----------------
$ 182,880,602    $ 297,396,403    $ 23,641,274      $ 39,851,547    $ 254,882,668    $ 501,623,983
================ ================ =============== ================= ================ ================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                        MSF METLIFE MID CAP STOCK INDEX    MSF FRANKLIN TEMPLETON SMALL CAP GROWTH
                                                    INVESTMENT DIVISION                        INVESTMENT DIVISION
                                        ---------------------------------- ------------------------------------------
                                                 2008              2007            2008                       2007
                                        ---------------- ----------------- --------------- --------------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)               $ 64,324      $ (2,399,831)     $ (495,693)                $ (691,372)
  Net realized gains (losses)              27,277,714        25,969,992       1,849,844                  5,569,080
  Change in unrealized gains (losses)
     on investments                      (158,842,520)       (3,036,301)    (21,285,688)                (3,224,364)
                                        ---------------- ----------------- --------------- --------------------------
     Net increase (decrease) in net
       assets resulting from operations  (131,500,482)       20,533,860     (19,931,537)                 1,653,344
                                        ---------------- ----------------- --------------- --------------------------
CONTRACT TRANSACTIONS:
  Purchase payments received from
     contract owners                       26,059,854        36,022,381       3,125,912                  4,698,335
  Net transfers (including fixed
     account)                              (8,049,268)        5,298,018      (2,681,386)                (1,335,069)
  Contract charges                           (457,080)         (251,883)        (56,454)                   (36,985)
  Transfers for contract benefits and
     terminations                         (24,968,694)      (27,293,304)     (3,104,229)                (4,643,900)
                                        ---------------- ----------------- --------------- --------------------------
     Net increase (decrease) in net
       assets resulting from
       contract transactions               (7,415,188)       13,775,212      (2,716,157)                (1,317,619)
                                        ---------------- ----------------- --------------- --------------------------
     Net increase (decrease) in
       net assets                        (138,915,670)       34,309,072     (22,647,694)                   335,725
NET ASSETS:
  Beginning of period                     370,254,918       335,945,846      49,970,829                 49,635,104
                                        ---------------- ----------------- --------------- --------------------------
  End of Period                         $ 231,339,248     $ 370,254,918    $ 27,323,135               $ 49,970,829
                                        ================ ================= =============== ==========================

(a) For the period April 30, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

 MSF BLACKROCK LARGE CAP VALUE         MSF BLACKROCK BOND INCOME        MSF BLACKROCK MONEY MARKET
           INVESTMENT DIVISION               INVESTMENT DIVISION               INVESTMENT DIVISION
--------------------------------- --------------------------------- ---------------------------------
         2008             2007             2008             2007            2008              2007
---------------- ---------------- ---------------- ---------------- --------------- -----------------
 $ (1,278,790)    $ (1,158,735)    $ 18,100,464      $ 9,330,646       $ 545,490       $ 1,240,721
   (1,540,857)      14,560,354       (3,943,949)         316,835              --                --
  (74,651,878)     (10,520,877)     (37,593,526)      13,745,787              --                --
---------------- ---------------- ---------------- ---------------- --------------- -----------------
  (77,471,525)       2,880,742      (23,437,011)      23,393,268         545,490         1,240,721
---------------- ---------------- ---------------- ---------------- --------------- -----------------
   18,981,250       37,894,427       23,499,633       30,024,041      13,046,919         7,979,964
  (15,489,005)      18,731,715      (52,081,296)        (480,978)     23,963,759         9,181,845
     (388,450)        (231,298)        (469,327)        (252,069)       (185,403)          (74,151)
  (12,285,767)     (12,584,935)     (48,651,239)     (49,521,709)    (11,026,713)       (7,953,205)
---------------- ---------------- ---------------- ---------------- --------------- -----------------
   (9,181,972)      43,809,909      (77,702,229)     (20,230,715)     25,798,562         9,134,453
---------------- ---------------- ---------------- ---------------- --------------- -----------------
  (86,653,497)      46,690,651     (101,139,240)       3,162,553      26,344,052        10,375,174
  226,138,040      179,447,389      499,799,022      496,636,469      40,244,577        29,869,403
---------------- ---------------- ---------------- ---------------- --------------- -----------------
$ 139,484,543    $ 226,138,040    $ 398,659,782    $ 499,799,022    $ 66,588,629      $ 40,244,577
================ ================ ================ ================ =============== =================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                               MSF DAVIS VENTURE VALUE      MSF LOOMIS SAYLES SMALL CAP
                                                   INVESTMENT DIVISION              INVESTMENT DIVISION
                                        --------------------------------- --------------------------------
                                                 2008             2007            2008             2007
                                        ---------------- ---------------- --------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)             $ (569,874)    $ (3,658,051)   $ (1,502,480)    $ (1,587,012)
  Net realized gains (losses)               4,319,486       13,529,472      13,137,453       16,524,548
  Change in unrealized gains (losses)
     on investments                      (231,226,504)       5,503,204     (62,154,742)      (4,729,355)
                                        ---------------- ---------------- --------------- ----------------
     Net increase (decrease) in net
       assets resulting from operations  (227,476,892)      15,374,625     (50,519,769)      10,208,181
                                        ---------------- ---------------- --------------- ----------------
CONTRACT TRANSACTIONS:
  Purchase payments received from
     contract owners                       42,071,562       65,094,903      10,287,011       14,598,757
  Net transfers (including fixed
     account)                             (10,280,401)      27,571,230      (4,889,572)      22,095,701
  Contract charges                           (893,254)        (499,823)       (230,932)        (108,462)
  Transfers for contract benefits and
     terminations                         (34,101,223)     (38,127,120)     (7,877,048)      (7,592,169)
                                        ---------------- ---------------- --------------- ----------------
     Net increase (decrease) in net
       assets resulting from
       contract transactions               (3,203,316)      54,039,190      (2,710,541)      28,993,827
                                        ---------------- ---------------- --------------- ----------------
     Net increase (decrease) in
       net assets                        (230,680,208)      69,413,815     (53,230,310)      39,202,008
NET ASSETS:
  Beginning of period                     568,534,369      499,120,554     140,310,675      101,108,667
                                        ---------------- ---------------- --------------- ----------------
  End of Period                         $ 337,854,161    $ 568,534,369    $ 87,080,365    $ 140,310,675
                                        ================ ================ =============== ================

(a) For the period April 30, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

                                      MSF WESTERN ASSET MANAGEMENT        MSF WESTERN ASSET MANAGEMENT
MSF HARRIS OAKMARK FOCUSED VALUE      STRATEGIC BOND OPPORTUNITIES                     U.S. GOVERNMENT
             INVESTMENT DIVISION               INVESTMENT DIVISION                 INVESTMENT DIVISION
----------------------------------- --------------------------------- -----------------------------------
         2008               2007             2008             2007             2008               2007
---------------- ------------------ ---------------- ---------------- ---------------- ------------------
 $ (2,632,044)      $ (3,325,568)     $ 6,980,201      $ 3,641,983      $ 5,971,685        $ 2,549,785
    8,563,230         65,624,422       (5,657,789)         518,285         (819,931)           (52,907)
 (147,799,720)       (92,557,316)     (46,018,322)       3,005,180       (9,157,472)         3,365,489
---------------- ------------------ ---------------- ---------------- ---------------- ------------------
 (141,868,534)       (30,258,462)     (44,695,910)       7,165,448       (4,005,718)         5,862,367
---------------- ------------------ ---------------- ---------------- ---------------- ------------------
   12,574,688         24,230,605       15,099,587       28,710,601       15,467,794         21,400,555
  (38,094,970)       (34,302,290)     (47,971,334)       3,019,494      (22,859,916)         6,575,430
     (333,316)          (234,647)        (500,339)        (270,312)        (377,747)          (199,786)
  (22,284,498)       (34,850,717)     (21,551,659)     (21,904,854)     (17,737,642)       (17,299,476)
---------------- ------------------ ---------------- ---------------- ---------------- ------------------
  (48,138,096)       (45,157,049)     (54,923,745)       9,554,929      (25,507,511)        10,476,723
---------------- ------------------ ---------------- ---------------- ---------------- ------------------
 (190,006,630)       (75,415,511)     (99,619,655)      16,720,377      (29,513,229)        16,339,090
  343,237,819        418,653,330      298,532,504      281,812,127      218,629,575        202,290,485
---------------- ------------------ ---------------- ---------------- ---------------- ------------------
$ 153,231,189      $ 343,237,819    $ 198,912,849    $ 298,532,504    $ 189,116,346      $ 218,629,575
================ ================== ================ ================ ================ ==================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                MSF FI VALUE LEADERS             MSF MFS TOTAL RETURN
                                                 INVESTMENT DIVISION              INVESTMENT DIVISION
                                        ------------------------------- --------------------------------
                                                2008            2007            2008             2007
                                        --------------- --------------- --------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)             $ 290,265      $ (623,886)    $ 2,779,529      $ 1,005,876
  Net realized gains (losses)              2,871,381      12,430,708       5,262,325        6,491,858
  Change in unrealized gains (losses)
     on investments                      (39,737,354)     (9,357,778)    (37,985,168)      (4,331,514)
                                        --------------- --------------- --------------- ----------------
     Net increase (decrease) in net
       assets resulting from operations  (36,575,708)      2,449,044     (29,943,314)       3,166,220
                                        --------------- --------------- --------------- ----------------
CONTRACT TRANSACTIONS:
  Purchase payments received from
     contract owners                       5,196,456      11,256,138       8,378,399       14,117,632
  Net transfers (including fixed
     account)                            (10,124,537)     (8,558,454)    (11,747,735)      16,438,537
  Contract charges                          (158,711)       (101,501)       (125,933)         (66,006)
  Transfers for contract benefits and
     terminations                         (5,173,997)     (5,783,360)    (12,082,869)     (14,010,581)
                                        --------------- --------------- --------------- ----------------
     Net increase (decrease) in net
       assets resulting from
       contract transactions             (10,260,789)     (3,187,177)    (15,578,138)      16,479,582
                                        --------------- --------------- --------------- ----------------
     Net increase (decrease) in
       net assets                        (46,836,497)       (738,133)    (45,521,452)      19,645,802
NET ASSETS:
  Beginning of period                     99,283,383     100,021,516     137,606,326      117,960,524
                                        --------------- --------------- --------------- ----------------
  End of Period                         $ 52,446,886    $ 99,283,383    $ 92,084,874    $ 137,606,326
                                        =============== =============== =============== ================

(a) For the period April 30, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

                                                                                                        MSF METLIFE
MSF BLACKROCK LEGACY LARGE CAP GROWTH    MSF METLIFE CONSERVATIVE ALLOCATION    CONSERVATIVE TO MODERATE ALLOCATION
                  INVESTMENT DIVISION                    INVESTMENT DIVISION                    INVESTMENT DIVISION
---------------------------------------- -------------------------------------- --------------------------------------
        2008                     2007             2008                  2007             2008                  2007
--------------- ------------------------ ---------------- --------------------- ---------------- ---------------------
  $ (680,945)              $ (399,948)      $ (656,900)         $ (1,061,879)    $ (1,341,331)         $ (4,659,633)
    (670,672)               1,538,667         (653,008)              965,067        1,805,050             1,602,284
 (25,252,337)               2,970,884      (26,911,119)            3,629,986     (135,592,725)           12,421,508
--------------- ------------------------ ---------------- --------------------- ---------------- ---------------------
 (26,603,954)               4,109,603      (28,221,027)            3,533,174     (135,129,006)            9,364,159
--------------- ------------------------ ---------------- --------------------- ---------------- ---------------------
   9,937,303                6,406,504       37,196,841            28,995,189      128,333,557           149,527,563
  21,122,408               21,296,807       54,103,485            49,841,700       73,794,760           130,511,391
    (141,242)                 (36,246)        (458,059)             (114,345)      (1,662,525)             (477,730)
  (3,751,687)              (1,891,131)     (14,295,878)           (6,478,951)     (39,499,877)          (20,763,150)
--------------- ------------------------ ---------------- --------------------- ---------------- ---------------------
  27,166,782               25,775,934       76,546,389            72,243,593      160,965,915           258,798,074
--------------- ------------------------ ---------------- --------------------- ---------------- ---------------------
     562,828               29,885,537       48,325,362            75,776,767       25,836,909           268,162,233
  52,009,160               22,123,623      117,554,292            41,777,525      480,507,437           212,345,204
--------------- ------------------------ ---------------- --------------------- ---------------- ---------------------
$ 52,571,988             $ 52,009,160    $ 165,879,654         $ 117,554,292    $ 506,344,346         $ 480,507,437
=============== ======================== ================ ===================== ================ =====================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                                                                    MSF METLIFE
                                           MSF METLIFE MODERATE ALLOCATION    MODERATE TO AGGRESSIVE ALLOCATION
                                                       INVESTMENT DIVISION                  INVESTMENT DIVISION
                                        ------------------------------------- ------------------------------------
                                                   2008               2007             2008                2007
                                        ------------------ ------------------ ---------------- -------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)             $ (6,944,660)     $ (11,313,159)    $ (8,099,841)       $ (9,797,793)
  Net realized gains (losses)                 9,525,724          1,849,234        9,435,581           2,102,401
  Change in unrealized gains (losses)
     on investments                        (459,107,249)        22,083,653     (488,346,641)          8,665,318
                                        ------------------ ------------------ ---------------- -------------------
     Net increase (decrease) in net
       assets resulting from operations    (456,526,185)        12,619,728     (487,010,901)            969,926
                                        ------------------ ------------------ ---------------- -------------------
CONTRACT TRANSACTIONS:
  Purchase payments received from
     contract owners                        361,325,978        461,716,037      331,653,787         476,251,298
  Net transfers (including fixed
     account)                               140,505,258        326,048,153       75,077,331         254,492,847
  Contract charges                           (5,380,587)        (1,539,452)      (5,703,525)         (1,529,410)
  Transfers for contract benefits and
     terminations                           (72,125,708)       (40,016,196)     (45,344,739)        (25,732,472)
                                        ------------------ ------------------ ---------------- -------------------
     Net increase (decrease) in net
       assets resulting from
       contract transactions                424,324,941        746,208,542      355,682,854         703,482,263
                                        ------------------ ------------------ ---------------- -------------------
     Net increase (decrease) in
       net assets                           (32,201,244)       758,828,270     (131,328,047)        704,452,189
NET ASSETS:
  Beginning of period                     1,243,038,089        484,209,819    1,105,869,460         401,417,271
                                        ------------------ ------------------ ---------------- -------------------
  End of Period                         $ 1,210,836,845    $ 1,243,038,089    $ 974,541,413     $ 1,105,869,460
                                        ================== ================== ================ ===================

(a) For the period April 30, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

MSF METLIFE AGGRESSIVE ALLOCATION                 MSF FI LARGE CAP         FIDELITY VIP MONEY MARKET
              INVESTMENT DIVISION              INVESTMENT DIVISION               INVESTMENT DIVISION
------------------------------------ -------------------------------- ---------------------------------
        2008                 2007           2008              2007            2008              2007
--------------- -------------------- -------------- ----------------- --------------- -----------------
  $ (492,018)          $ (810,266)     $ (79,346)        $ (61,888)      $ 325,385         $ 552,205
    (472,242)           1,588,548       (422,031)          395,196              --                --
 (34,425,691)            (689,990)    (3,050,418)         (283,973)             --                --
--------------- -------------------- -------------- ----------------- --------------- -----------------
 (35,389,951)              88,292     (3,551,795)           49,335         325,385           552,205
--------------- -------------------- -------------- ----------------- --------------- -----------------
  17,148,110           27,945,493      1,545,503         1,983,618       5,171,349         4,184,569
  (5,381,218)          14,979,959      1,918,722         1,405,648         482,877         2,068,392
    (195,743)             (87,418)        (9,750)           (4,026)             --                --
  (4,825,585)          (3,432,067)      (259,893)         (247,620)     (6,842,344)       (2,299,314)
--------------- -------------------- -------------- ----------------- --------------- -----------------
   6,745,564           39,405,967      3,194,582         3,137,620      (1,188,118)        3,953,647
--------------- -------------------- -------------- ----------------- --------------- -----------------
 (28,644,387)          39,494,259       (357,213)        3,186,955        (862,733)        4,505,852
  82,686,153           43,191,894      6,017,112         2,830,157      15,686,013        11,180,161
--------------- -------------------- -------------- ----------------- --------------- -----------------
$ 54,041,766         $ 82,686,153    $ 5,659,899       $ 6,017,112    $ 14,823,280      $ 15,686,013
=============== ==================== ============== ================= =============== =================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                           FIDELITY VIP EQUITY-INCOME              FIDELITY VIP GROWTH
                                                  INVESTMENT DIVISION              INVESTMENT DIVISION
                                        -------------------------------- --------------------------------
                                                2008             2007            2008             2007
                                        --------------- ---------------- --------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)           $ 1,278,896      $ 1,046,382      $ (173,753)      $ (163,160)
  Net realized gains (losses)             (3,051,286)      11,907,756      (1,666,048)      (1,450,619)
  Change in unrealized gains (losses)
     on investments                      (45,260,016)     (11,883,023)    (61,901,896)      32,118,226
                                        --------------- ---------------- --------------- ----------------
     Net increase (decrease) in net
       assets resulting from operations  (47,032,406)       1,071,115     (63,741,697)      30,504,447
                                        --------------- ---------------- --------------- ----------------
CONTRACT TRANSACTIONS:
  Purchase payments received from
     contract owners                       4,098,015        6,313,998       5,078,607        6,213,300
  Net transfers (including fixed
     account)                             (7,893,736)      (3,383,132)     (4,836,817)      (3,516,281)
  Contract charges                            (4,158)          (2,473)         (5,790)          (3,264)
  Transfers for contract benefits and
     terminations                        (12,354,578)     (15,733,391)    (15,920,623)     (15,773,382)
                                        --------------- ---------------- --------------- ----------------
     Net increase (decrease) in net
       assets resulting from
       contract transactions             (16,154,457)     (12,804,998)    (15,684,623)     (13,079,627)
                                        --------------- ---------------- --------------- ----------------
     Net increase (decrease) in
       net assets                        (63,186,863)     (11,733,883)    (79,426,320)      17,424,820
NET ASSETS:
  Beginning of period                    120,473,616      132,207,499     145,295,256      127,870,436
                                        --------------- ---------------- --------------- ----------------
  End of Period                         $ 57,286,753    $ 120,473,616    $ 65,868,936    $ 145,295,256
                                        =============== ================ =============== ================

(a) For the period April 30, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

FIDELITY VIP INVESTMENT GRADE BOND           CALVERT SOCIAL BALANCED     CALVERT SOCIAL MID CAP GROWTH
               INVESTMENT DIVISION               INVESTMENT DIVISION               INVESTMENT DIVISION
------------------------------------- --------------------------------- ---------------------------------
        2008                  2007            2008              2007           2008               2007
--------------- --------------------- --------------- ----------------- -------------- ------------------
   $ 654,625             $ 598,208       $ 709,941         $ 788,459      $ (98,997)        $ (118,491)
    (210,326)             (195,328)       (125,673)        3,631,755        209,321            502,588
  (1,252,833)              269,086     (19,774,020)       (3,428,909)    (4,605,855)           694,117
--------------- --------------------- --------------- ----------------- -------------- ------------------
    (808,534)              671,966     (19,189,752)          991,305     (4,495,531)         1,078,214
--------------- --------------------- --------------- ----------------- -------------- ------------------
   1,425,519             2,169,532       4,397,353         5,149,832        995,743          1,129,029
  (1,120,254)            1,761,065      (3,439,822)       (1,959,599)      (464,588)          (172,737)
      (1,850)                 (901)         (9,478)           (4,869)        (1,897)              (956)
  (3,015,146)           (3,161,109)     (4,311,562)       (5,063,221)    (1,010,202)        (1,701,983)
--------------- --------------------- --------------- ----------------- -------------- ------------------
  (2,711,731)              768,587      (3,363,509)       (1,877,857)      (480,944)          (746,647)
--------------- --------------------- --------------- ----------------- -------------- ------------------
  (3,520,265)            1,440,553     (22,553,261)         (886,552)    (4,976,475)           331,567
  20,883,287            19,442,734      62,179,011        63,065,563     12,291,484         11,959,917
--------------- --------------------- --------------- ----------------- -------------- ------------------
$ 17,363,022          $ 20,883,287    $ 39,625,750      $ 62,179,011    $ 7,315,009       $ 12,291,484
=============== ===================== =============== ================= ============== ==================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                          MIST LORD ABBETT BOND DEBENTURE    MIST MFS RESEARCH INTERNATIONAL
                                                      INVESTMENT DIVISION                INVESTMENT DIVISION
                                          ---------------------------------- ----------------------------------
                                                   2008              2007             2008              2007
                                          ---------------- ----------------- ---------------- -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)              $ 6,624,077       $ 9,148,394      $ 1,021,156         $ (11,903)
  Net realized gains (losses)                (1,768,825)        3,190,944       10,083,122        31,869,601
  Change in net unrealized gains (losses)
     on investments                         (51,664,533)         (686,059)    (134,576,886)      (13,386,442)
                                          ---------------- ----------------- ---------------- -----------------
     Net increase (decrease) in net
       assets resulting from operations     (46,809,281)       11,653,279     (123,472,608)       18,471,256
                                          ---------------- ----------------- ---------------- -----------------
CONTRACT TRANSACTIONS:
  Purchase payments received from
     contract owners                         14,897,180        25,910,027       25,234,016        21,537,076
  Net transfers (including fixed
     account)                               (25,903,425)       23,575,253       77,754,240        31,543,550
  Contract charges                             (369,669)         (194,314)        (388,580)         (153,465)
  Transfers for contract benefits and
     terminations                           (18,743,525)      (20,893,544)     (16,091,620)      (11,678,263)
                                          ---------------- ----------------- ---------------- -----------------
     Net increase (decrease) in net
       assets resulting from
       capital transactions                 (30,119,439)       28,397,422       86,508,056        41,248,898
                                          ---------------- ----------------- ---------------- -----------------
     Net increase (decrease) in
       net assets                           (76,928,720)       40,050,701      (36,964,552)       59,720,154
NET ASSETS:
  Beginning of period                       250,880,658       210,829,957      206,951,217       147,231,063
                                          ---------------- ----------------- ---------------- -----------------
  End of period                           $ 173,951,938     $ 250,880,658    $ 169,986,665     $ 206,951,217
                                          ================ ================= ================ =================

(a) For the period April 30, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

MIST T. ROWE PRICE MID CAP GROWTH           MIST PIMCO TOTAL RETURN              MIST RCM TECHNOLOGY
              INVESTMENT DIVISION               INVESTMENT DIVISION              INVESTMENT DIVISION
------------------------------------ --------------------------------- --------------------------------
         2008                2007             2008             2007            2008             2007
---------------- ------------------- ---------------- ---------------- --------------- ----------------
 $ (2,097,097)       $ (1,788,325)    $ 12,927,170      $ 9,144,952    $ 10,405,310       $ (837,550)
   15,016,948          12,178,140       11,487,658        1,288,205      11,693,990        5,327,861
  (91,290,543)          8,019,597      (31,136,212)      17,341,489     (69,324,906)      11,395,210
---------------- ------------------- ---------------- ---------------- --------------- ----------------
  (78,370,692)         18,409,412       (6,721,384)      27,774,646     (47,225,606)      15,885,521
---------------- ------------------- ---------------- ---------------- --------------- ----------------
   16,188,261          16,682,150       46,531,152       37,666,246       7,165,246        5,651,466
   (2,749,720)         50,271,696         (835,353)      23,826,828     (10,252,475)      42,844,704
     (282,748)           (115,826)        (865,178)        (358,856)       (143,210)         (49,813)
  (10,979,968)        (11,087,494)     (45,534,684)     (38,060,773)     (6,314,641)      (5,825,384)
---------------- ------------------- ---------------- ---------------- --------------- ----------------
    2,175,825          55,750,526         (704,063)      23,073,445      (9,545,080)      42,620,973
---------------- ------------------- ---------------- ---------------- --------------- ----------------
  (76,194,867)         74,159,938       (7,425,447)      50,848,091     (56,770,686)      58,506,494
  193,009,732         118,849,794      488,859,178      438,011,087     109,742,282       51,235,788
---------------- ------------------- ---------------- ---------------- --------------- ----------------
$ 116,814,865       $ 193,009,732    $ 481,433,731    $ 488,859,178    $ 52,971,596    $ 109,742,282
================ =================== ================ ================ =============== ================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                   MIST LAZARD MID CAP     MIST MET/AIM SMALL CAP GROWTH
                                                   INVESTMENT DIVISION               INVESTMENT DIVISION
                                          ------------------------------- ---------------------------------
                                                  2008            2007            2008              2007
                                          --------------- --------------- --------------- -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)              $ (159,677)     $ (721,656)     $ (368,890)       $ (412,459)
  Net realized gains (losses)               (1,689,996)      6,328,624       1,303,682         1,693,769
  Change in net unrealized gains (losses)
     on investments                        (22,366,432)    (10,867,276)    (13,977,407)        1,033,409
                                          --------------- --------------- --------------- -----------------
     Net increase (decrease) in net
       assets resulting from operations    (24,216,105)     (5,260,308)    (13,042,615)        2,314,719
                                          --------------- --------------- --------------- -----------------
CONTRACT TRANSACTIONS:
  Purchase payments received from
     contract owners                         3,679,314      10,349,741       2,097,548         3,471,663
  Net transfers (including fixed
     account)                              (10,769,913)     16,611,588      (1,042,539)        3,891,707
  Contract charges                            (105,540)        (67,121)        (52,169)          (28,460)
  Transfers for contract benefits and
     terminations                           (3,639,958)     (5,423,509)     (1,822,394)       (2,041,432)
                                          --------------- --------------- --------------- -----------------
     Net increase (decrease) in net
       assets resulting from
       capital transactions                (10,836,097)     21,470,699        (819,554)        5,293,478
                                          --------------- --------------- --------------- -----------------
     Net increase (decrease) in
       net assets                          (35,052,202)     16,210,391     (13,862,169)        7,608,197
NET ASSETS:
  Beginning of period                       71,203,257      54,992,866      33,578,933        25,970,736
                                          --------------- --------------- --------------- -----------------
  End of period                           $ 36,151,055    $ 71,203,257    $ 19,716,764      $ 33,578,933
                                          =============== =============== =============== =================

(a) For the period April 30, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

MIST HARRIS OAKMARK INTERNATIONAL    MIST OPPENHEIMER CAPITAL APPRECIATION    MIST LEGG MASON PARTNERS AGGRESSIVE GROWTH
              INVESTMENT DIVISION                      INVESTMENT DIVISION                           INVESTMENT DIVISION
------------------------------------ ---------------------------------------- ---------------------------------------------
         2008                2007            2008                     2007            2008                          2007
---------------- ------------------- --------------- ------------------------ --------------- -----------------------------
  $ 1,027,874        $ (1,972,075)      $ 589,085               $ (246,562)     $ (285,633)                   $ (357,794)
   18,363,985          51,059,188       5,465,114                1,257,595      (1,409,063)                    3,721,188
 (150,086,242)        (60,237,702)    (21,467,507)                 765,329      (8,851,362)                   (2,932,855)
---------------- ------------------- --------------- ------------------------ --------------- -----------------------------
 (130,694,383)        (11,150,589)    (15,413,308)               1,776,362     (10,546,058)                      430,539
---------------- ------------------- --------------- ------------------------ --------------- -----------------------------
   18,727,670          53,021,208       4,947,027                4,328,193       1,655,761                     2,546,882
  (66,985,279)          7,757,092       2,884,069               11,491,711      (1,908,648)                   (4,288,505)
     (528,826)           (366,595)        (59,769)                 (21,343)        (32,138)                      (20,581)
  (18,466,945)        (26,091,782)     (1,838,981)              (1,269,835)     (2,072,152)                   (2,284,387)
---------------- ------------------- --------------- ------------------------ --------------- -----------------------------
  (67,253,380)         34,319,923       5,932,346               14,528,726      (2,357,177)                   (4,046,591)
---------------- ------------------- --------------- ------------------------ --------------- -----------------------------
 (197,947,763)         23,169,334      (9,480,962)              16,305,088     (12,903,235)                   (3,616,052)
  364,951,267         341,781,933      29,078,859               12,773,771      28,433,627                    32,049,679
---------------- ------------------- --------------- ------------------------ --------------- -----------------------------
$ 167,003,504       $ 364,951,267    $ 19,597,897             $ 29,078,859    $ 15,530,392                  $ 28,433,627
================ =================== =============== ======================== =============== =============================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                          MIST THIRD AVENUE SMALL CAP VALUE    MIST CLARION GLOBAL REAL ESTATE
                                                        INVESTMENT DIVISION                INVESTMENT DIVISION
                                          ------------------------------------ ----------------------------------
                                                 2008                  2007             2008              2007
                                          -------------- --------------------- ---------------- -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)              $ (26,212)            $ (15,655)       $ 877,623      $ (1,335,789)
  Net realized gains (losses)                 218,118               422,644        4,581,973        55,323,936
  Change in net unrealized gains (losses)
     on investments                        (2,248,427)             (750,746)    (118,403,745)     (118,107,390)
                                          -------------- --------------------- ---------------- -----------------
     Net increase (decrease) in net
       assets resulting from operations    (2,056,521)             (343,757)    (112,944,149)      (64,119,243)
                                          -------------- --------------------- ---------------- -----------------
CONTRACT TRANSACTIONS:
  Purchase payments received from
     contract owners                        1,567,519             2,139,108       17,586,427        49,142,054
  Net transfers (including fixed
     account)                                (728,237)              103,227      (23,516,824)      (51,930,785)
  Contract charges                            (12,458)               (7,188)        (480,511)         (323,450)
  Transfers for contract benefits and
     terminations                            (188,065)             (178,231)     (17,017,274)      (25,326,696)
                                          -------------- --------------------- ---------------- -----------------
     Net increase (decrease) in net
       assets resulting from
       capital transactions                   638,759             2,056,916      (23,428,182)      (28,438,877)
                                          -------------- --------------------- ---------------- -----------------
     Net increase (decrease) in
       net assets                          (1,417,762)            1,713,159     (136,372,331)      (92,558,120)
NET ASSETS:
  Beginning of period                       6,558,207             4,845,048      289,685,350       382,243,470
                                          -------------- --------------------- ---------------- -----------------
  End of period                           $ 5,140,445           $ 6,558,207    $ 153,313,019     $ 289,685,350
                                          ============== ===================== ================ =================

(a) For the period April 30, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

  MIST LEGG MASON VALUE EQUITY             MIST SSGA GROWTH ETF    MIST SSGA GROWTH AND INCOME ETF
           INVESTMENT DIVISION              INVESTMENT DIVISION                INVESTMENT DIVISION
--------------------------------- -------------------------------- ----------------------------------
        2008              2007           2008              2007           2008                2007
---------------     ------------- --------------      ------------ --------------      --------------
  $ (263,747)       $ (465,531)      $ 17,748         $ (97,814)      $ 18,290           $ (56,745)
  (1,141,071)          586,474       (781,487)          459,096       (137,016)            205,403
 (15,608,813)       (2,491,612)    (3,117,487)         (182,242)    (2,073,544)            (44,450)
--------------- ----------------- -------------- ----------------- -------------- -------------------
 (17,013,631)       (2,370,669)    (3,881,226)          179,040     (2,192,270)            104,208
--------------- ----------------- -------------- ----------------- -------------- -------------------
   1,663,185         2,901,470        934,339         1,764,431      1,700,934             589,417
     244,342        (1,181,490)    (2,216,753)        7,249,580      4,499,417           1,742,162
     (36,722)          (27,047)       (19,268)           (8,024)       (10,892)             (4,020)
  (1,947,635)       (2,610,329)      (562,120)         (298,018)      (432,037)           (212,118)
--------------- ----------------- -------------- ----------------- -------------- -------------------
     (76,830)         (917,396)    (1,863,802)        8,707,969      5,757,422           2,115,441
--------------- ----------------- -------------- ----------------- -------------- -------------------
 (17,090,461)       (3,288,065)    (5,745,028)        8,887,009      3,565,152           2,219,649
  31,321,834        34,609,899     12,579,610         3,692,601      5,202,299           2,982,650
--------------- ----------------- -------------- ----------------- -------------- -------------------
$ 14,231,373      $ 31,321,834    $ 6,834,582      $ 12,579,610    $ 8,767,451         $ 5,202,299
=============== ================= ============== ================= ============== ===================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                          MIST PIMCO INFLATION PROTECTED BOND                 MIST JANUS FORTY
                                                          INVESTMENT DIVISION              INVESTMENT DIVISION
                                          -------------------------------------- --------------------------------
                                                   2008                  2007             2008          2007(A)
                                          ---------------- --------------------- ---------------- ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)              $ 3,635,191              $ 90,291      $ 4,719,764      $ (119,143)
  Net realized gains (losses)                (3,968,140)              104,897       (3,016,168)         52,778
  Change in net unrealized gains (losses)
     on investments                         (24,763,988)            2,068,740      (89,296,980)      2,096,211
                                          ---------------- --------------------- ---------------- ---------------
     Net increase (decrease) in net
       assets resulting from operations     (25,096,937)            2,263,928      (87,593,384)      2,029,846
                                          ---------------- --------------------- ---------------- ---------------
CONTRACT TRANSACTIONS:
  Purchase payments received from
     contract owners                         31,685,042             6,010,072       34,749,493       3,387,129
  Net transfers (including fixed
     account)                               148,648,965            21,883,320      151,241,251      45,615,571
  Contract charges                             (287,963)              (24,928)        (247,240)        (11,996)
  Transfers for contract benefits and
     terminations                           (12,536,689)           (1,853,211)      (9,256,481)       (508,494)
                                          ---------------- --------------------- ---------------- ---------------
     Net increase (decrease) in net
       assets resulting from
       capital transactions                 167,509,355            26,015,253      176,487,023      48,482,210
                                          ---------------- --------------------- ---------------- ---------------
     Net increase (decrease) in
       net assets                           142,412,418            28,279,181       88,893,639      50,512,056
NET ASSETS:
  Beginning of period                        41,963,317            13,684,136       50,512,056              --
                                          ---------------- --------------------- ---------------- ---------------
  End of period                           $ 184,375,735          $ 41,963,317    $ 139,405,695    $ 50,512,056
                                          ================ ===================== ================ ===============

(a) For the period April 30, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

   MIST BLACKROCK LARGE CAP CORE                        VARIABLE B                        VARIABLE C
             INVESTMENT DIVISION               INVESTMENT DIVISION               INVESTMENT DIVISION
----------------------------------- --------------------------------- --------------------------------
         2008             2007(A)           2008              2007           2008              2007
---------------- ------------------ --------------- ----------------- -------------- -----------------
 $ (3,872,714)      $ (9,155,867)      $ (40,838)        $ 202,018        $ 7,121          $ 26,269
    4,222,503            859,655        (111,529)         (596,216)        10,421           514,899
 (388,077,399)        11,649,148      (9,765,246)        2,121,375       (789,938)         (407,879)
---------------- ------------------ --------------- ----------------- -------------- -----------------
 (387,727,610)         3,352,936      (9,917,613)        1,727,177       (772,396)          133,289
---------------- ------------------ --------------- ----------------- -------------- -----------------
   24,192,864         19,373,709          13,944            18,364          7,765             7,542
  (59,319,532)     1,161,274,973        (312,772)         (605,844)       (16,729)               --
     (141,355)          (121,743)             --                --             (3)               --
  (84,967,697)       (86,405,776)     (3,069,126)       (5,141,649)      (260,895)         (162,239)
---------------- ------------------ --------------- ----------------- -------------- -----------------
 (120,235,720)     1,094,121,163      (3,367,954)       (5,729,129)      (269,862)         (154,697)
---------------- ------------------ --------------- ----------------- -------------- -----------------
 (507,963,330)     1,097,474,099     (13,285,567)       (4,001,952)    (1,042,258)          (21,408)
1,097,474,099                 --      28,073,493        32,075,445      2,233,598         2,255,006
---------------- ------------------ --------------- ----------------- -------------- -----------------
$ 589,510,769    $ 1,097,474,099    $ 14,787,926      $ 28,073,493    $ 1,191,340       $ 2,233,598
================ ================== =============== ================= ============== =================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                         MIST                 MIST                 MIST                 MIST
                                               AMERICAN FUNDS       AMERICAN FUNDS       AMERICAN FUNDS        MET/TEMPLETON
                                          BALANCED ALLOCATION    GROWTH ALLOCATION  MODERATE ALLOCATION               GROWTH
                                          INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION
                                          -------------------- -------------------- -------------------- --------------------
                                                       2008(B)              2008(B)              2008(B)              2008(B)
                                          -------------------- -------------------- -------------------- --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                    $ 2,005,446          $ 3,733,857          $ 3,654,476              $ 1,515
  Net realized gains (losses)                        (355,370)            (120,462)            (638,030)             (15,247)
  Change in net unrealized gains (losses)
     on investments                               (15,004,519)         (33,400,127)         (19,899,584)            (414,664)
                                          -------------------- -------------------- -------------------- --------------------
     Net increase (decrease) in net
       assets resulting from operations           (13,354,443)         (29,786,732)         (16,883,138)            (428,396)
                                          -------------------- -------------------- -------------------- --------------------
CONTRACT TRANSACTIONS:
  Purchase payments received from
     contract owners                               20,399,671           44,728,651           55,277,073            1,419,225
  Net transfers (including fixed
     account)                                      57,701,640           85,395,049           81,208,138            1,195,992
  Contract charges                                    (48,734)            (167,615)             (83,463)                (615)
  Transfers for contract benefits and
     terminations                                    (957,048)          (1,162,654)          (2,606,759)             (18,349)
                                          -------------------- -------------------- -------------------- --------------------
     Net increase (decrease) in net
       assets resulting from
       capital transactions                        77,095,529          128,793,431          133,794,989            2,596,253
                                          -------------------- -------------------- -------------------- --------------------
     Net increase (decrease) in
       net assets                                  63,741,086           99,006,699          116,911,851            2,167,857
NET ASSETS:
  Beginning of period                                      --                   --                   --                   --
                                          -------------------- -------------------- -------------------- --------------------
  End of period                                  $ 63,741,086         $ 99,006,699        $ 116,911,851          $ 2,167,857
                                          ==================== ==================== ==================== ====================

(a) For the period April 30, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

                                                MIST MET/FRANKLIN
  MIST MET/FRANKLIN      MIST MET/FRANKLIN              TEMPLETON
             INCOME          MUTUAL SHARES      FOUNDING STRATEGY               AMERICAN FUNDS GROWTH
INVESTMENT DIVISION    INVESTMENT DIVISION    INVESTMENT DIVISION                 INVESTMENT DIVISION
---------------------- ---------------------- ---------------------- -----------------------------------
             2008(B)                2008(B)                2008(B)            2008               2007
---------------------- ---------------------- ---------------------- ---------------- ------------------
          $ 159,271              $ 112,826              $ 261,654     $ (7,116,151)      $ (8,363,917)
            (70,887)               (88,815)              (491,774)     120,067,924        110,648,389
         (1,092,658)            (1,009,260)            (3,971,896)    (709,244,939)        19,967,396
---------------------- ---------------------- ---------------------- ---------------- ------------------
         (1,004,274)              (985,249)            (4,202,016)    (596,293,166)       122,251,868
---------------------- ---------------------- ---------------------- ---------------- ------------------
          3,156,930              1,617,727              6,348,315       96,162,669        134,836,516
          6,495,653              4,035,016             17,837,792      (13,106,689)        43,118,590
             (2,542)                (2,626)               (27,546)      (1,949,415)        (1,086,508)
           (158,775)               (62,448)              (189,597)     (78,643,259)       (90,455,120)
---------------------- ---------------------- ---------------------- ---------------- ------------------
          9,491,266              5,587,669             23,968,964        2,463,306         86,413,478
---------------------- ---------------------- ---------------------- ---------------- ------------------
          8,486,992              4,602,420             19,766,948     (593,829,860)       208,665,346
                 --                     --                     --    1,339,638,488      1,130,973,142
---------------------- ---------------------- ---------------------- ---------------- ------------------
        $ 8,486,992            $ 4,602,420           $ 19,766,948    $ 745,808,628    $ 1,339,638,488
====================== ====================== ====================== ================ ==================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONCLUDED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                            AMERICAN FUNDS GROWTH-INCOME    AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION
                                                     INVESTMENT DIVISION                           INVESTMENT DIVISION
                                          --------------------------------- ---------------------------------------------
                                                   2008             2007             2008                         2007
                                          ---------------- ---------------- ---------------- ----------------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)              $ 1,632,786        $ 781,367     $ (7,786,636)                 $ 9,669,296
  Net realized gains (losses)                43,655,541       43,381,433       59,260,901                   75,232,113
  Change in net unrealized gains (losses)
     on investments                        (378,490,687)     (15,278,624)    (424,560,153)                  11,944,938
                                          ---------------- ---------------- ---------------- ----------------------------
     Net increase (decrease) in net
       assets resulting from operations    (333,202,360)      28,884,176     (373,085,888)                  96,846,347
                                          ---------------- ---------------- ---------------- ----------------------------
CONTRACT TRANSACTIONS:
  Purchase payments received from
     contract owners                         50,078,692       85,617,553       46,769,230                   66,364,141
  Net transfers (including fixed
     account)                               (51,145,220)      30,496,560      (49,975,080)                 109,813,093
  Contract charges                           (1,165,979)        (679,011)        (938,640)                    (532,280)
  Transfers for contract benefits and
     terminations                           (59,045,300)     (68,668,111)     (39,194,424)                 (44,986,297)
                                          ---------------- ---------------- ---------------- ----------------------------
     Net increase (decrease) in net
       assets resulting from
       capital transactions                 (61,277,807)      46,766,991      (43,338,914)                 130,658,657
                                          ---------------- ---------------- ---------------- ----------------------------
     Net increase (decrease) in
       net assets                          (394,480,167)      75,651,167     (416,424,802)                 227,505,004
NET ASSETS:
  Beginning of period                       901,350,156      825,698,989      728,759,168                  501,254,164
                                          ---------------- ---------------- ---------------- ----------------------------
  End of period                           $ 506,869,989    $ 901,350,156    $ 312,334,366                $ 728,759,168
                                          ================ ================ ================ ============================

(a) For the period April 30, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

           AMERICAN FUNDS BOND
           INVESTMENT DIVISION
---------------------------------
         2008             2007
---------------- ----------------
  $ 5,575,536      $ 9,998,163
   (4,033,088)         883,331
  (18,645,250)      (8,588,996)
---------------- ----------------
  (17,102,802)       2,292,498
---------------- ----------------
   16,082,255       40,924,014
  (39,970,690)      89,559,631
     (285,165)        (129,859)
  (12,106,920)      (9,239,302)
---------------- ----------------
  (36,280,520)     121,114,484
---------------- ----------------
  (53,383,322)     123,406,982
  179,627,859       56,220,877
---------------- ----------------
$ 126,244,537    $ 179,627,859
================ ================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

Metropolitan Life Separate Account E (the "Separate Account"), a separate account of Metropolitan Life Insurance Company (the "Company"), was established by the Company's Board of Directors on September 27, 1983 to support operations of the Company with respect to certain variable annuity contracts (the "Contracts"). The Company is a direct wholly-owned subsidiary of MetLife, Inc., a Delaware corporation. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and exists in accordance with the regulations of the New York Department of Insurance.

The Separate Account is divided into Investment Divisions, each of which is treated as an individual accounting entity for financial reporting purposes. Each Investment Division invests in shares of the corresponding portfolio, series, or fund (with the same name) of registered investment management companies (the "Trusts"), which are presented below:

Metropolitan Series Fund, Inc. ("MSF")*
Fidelity Variable Insurance Products ("Fidelity VIP")
Calvert Variable Series, Inc. ("Calvert")

Met Investors Series Trust ("MIST")*
American Funds Insurance Series ("American Funds")

* See Note 3 for discussion of additional information on related party transactions.

The assets of each of the Investment Divisions of the Separate Account are registered in the name of the Company. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Separate Account's assets applicable to the Contracts is not chargeable with liabilities arising out of any other business the Company may conduct.

Purchase payments, less any applicable charges, applied to the Separate Account are invested in one or more Investment Divisions in accordance with the selection made by the contract owner. The following Investment Divisions were available for investment as of December 31, 2008:

MSF BlackRock Diversified Investment Division*
MSF BlackRock Aggressive Growth
Investment Division*
MSF MetLife Stock Index Investment Division*
MSF Julius Baer International Stock
Investment Division*
MSF FI Mid Cap Opportunities Investment Division*
MSF T. Rowe Price Small Cap Growth
Investment Division*
MSF Oppenheimer Global Equity
Investment Division*
MSF MFS Value Investment Division*
MSF Neuberger Berman Mid Cap Value
Investment Division*
MSF T. Rowe Price Large Cap Growth
Investment Division*
MSF Lehman Brothers Aggregate Bond Index
Investment Division*
MSF Morgan Stanley EAFE Index
Investment Division*
MSF Russell 2000 Index Investment Division*
MSF Jennison Growth Investment Division*
MSF BlackRock Strategic Value Investment Division*
MSF MetLife Mid Cap Stock Index
Investment Division*

MSF Franklin Templeton Small Cap Growth
Investment Division*
MSF BlackRock Large Cap Value
Investment Division*
MSF BlackRock Bond Income Investment Division*
MSF BlackRock Money Market Investment Division*
MSF Davis Venture Value Investment Division*
MSF Loomis Sayles Small Cap Investment Division*
MSF Harris Oakmark Focused Value
Investment Division*
MSF Western Asset Management Strategic Bond
Opportunities Investment Division*
MSF Western Asset Management U.S. Government
Investment Division*
MSF FI Value Leaders Investment Division*
MSF MFS Total Return Investment Division*
MSF BlackRock Legacy Large Cap Growth
Investment Division*
MSF MetLife Conservative Allocation
Investment Division*
MSF MetLife Conservative to Moderate Allocation
Investment Division*
MSF MetLife Moderate Allocation
Investment Division*
MSF MetLife Moderate to Aggressive Allocation
Investment Division*

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

1. ORGANIZATION -- (CONTINUED)

MSF MetLife Aggressive Allocation
Investment Division*
MSF FI Large Cap Investment Division*
Fidelity VIP Money Market Investment Division
Fidelity VIP Equity-Income Investment Division
Fidelity VIP Growth Investment Division
Fidelity VIP Investment Grade Bond
Investment Division
Calvert Social Balanced Investment Division
Calvert Social Mid Cap Growth Investment Division
MIST Lord Abbett Bond Debenture
Investment Division*
MIST MFS Research International
Investment Division*
MIST T. Rowe Price Mid Cap Growth
Investment Division*
MIST PIMCO Total Return Investment Division*
MIST RCM Technology Investment Division*
MIST Lazard Mid Cap Investment Division*
MIST Met/AIM Small Cap Growth
Investment Division*
MIST Harris Oakmark International
Investment Division*
MIST Oppenheimer Capital Appreciation
Investment Division*
MIST Legg Mason Partners Aggressive Growth
Investment Division*
MIST Third Avenue Small Cap Value
Investment Division
MIST Clarion Global Real Estate Investment Division*

MIST Legg Mason Value Equity Investment Division*
MIST SSgA Growth ETF Investment Division*
MIST SSgA Growth and Income ETF
Investment Division*
MIST PIMCO Inflation Protected Bond
Investment Division*
MIST Janus Forty Investment Division*
MIST BlackRock Large Cap Core
Investment Division*
Variable B Investment Division (a)
Variable C Investment Division (a)
Variable D Investment Division**
MIST American Funds Balanced Allocation
Investment Division (b)*
MIST American Funds Growth Allocation
Investment Division (b)*
MIST American Funds Moderate Allocation
Investment Division (b)*
MIST Met/Templeton Growth Investment Division (b)*
MIST Met/Franklin Income Investment Division (b)*
MIST Met/Franklin Mutual Shares
Investment Division (b)*
MIST Met/Franklin Templeton Founding Strategy
Investment Division (b)*
American Funds Growth Investment Division
American Funds Growth-Income Investment Division
American Funds Global Small Capitalization
Investment Division
American Funds Bond Investment Division

(a) Variable B Investment Division and Variable C Investment Division only invest in the BlackRock Large Cap Core Portfolio.

(b) This Investment Division began operations during the year ended December 31, 2008.

* This Investment Division invests in two or more share classes within the underlying portfolio, series, or fund of the Trusts that may assess 12b-1 fees.

** This Investment Division had no net assets as of December 31, 2008.


The following Investment Division ceased operations during the year ended December 31, 2008:

Fidelity VIP Overseas Investment Division

The operations of the Investment Divisions were affected by the following changes that occurred during the year ended December 31, 2008:

NAME CHANGES:

OLD NAME

FI International Stock Portfolio
Harris Oakmark Large Cap Value Portfolio
Neuberger Berman Real Estate Portfolio
Cyclical Growth ETF Portfolio
Cyclical Growth and Income ETF Portfolio

NEW NAME

Julius Baer International Stock Portfolio
MFS Value Portfolio
Clarion Global Real Estate Portfolio
SSgA Growth ETF Portfolio
SSgA Growth and Income ETF Portfolio

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

 1. ORGANIZATION -- (CONCLUDED)

SUBSTITUTION:

OLD NAME
Fidelity VIP Overseas Portfolio

NEW NAME
MFS Research International Portfolio

This report is prepared for the general information of the contract owners and is not an offer of units of the Separate Account or shares of the Separate Account's underlying investments. It should not be used in connection with any offer except in conjunction with the prospectus for the Separate Account products offered by the Company and the prospectus of the underlying portfolio, series, or fund which collectively contain all the pertinent information, including additional information on charges and expenses.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
The financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") applicable to variable annuity separate accounts registered as unit investment trusts.

SECURITY TRANSACTIONS
Security transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.

SECURITY VALUATION
The Investment Divisions' investment in shares of the portfolio, series or fund of the Trusts is valued at fair value based on the closing net asset value or price per share as determined by the Trusts as of the end of the year. All changes in fair value are recorded as changes in unrealized gains (losses) on investments in the statements of operations of the applicable Investment Divisions.

FEDERAL INCOME TAXES
The operations of the Separate Account form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited under the Contracts. Accordingly, no charge is being made to the Separate Account for federal income taxes. The Company will periodically review the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Contracts.

ANNUITY PAYOUTS
Net assets allocated to Contracts in the payout period are computed according to industry standard mortality tables. The assumed investment return is 4.0 percent. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Separate Account by the Company to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

PURCHASE PAYMENTS
Purchase payments received from contract owners by the Company are credited as accumulation units as of the end of the valuation period in which received, as provided in the prospectus, and are reported as contract transactions on the statements of changes in net assets of the applicable Investment Divisions.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

2. SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

NET TRANSFERS
Funds transferred by the contract owner into or out of the Investment Divisions within the Separate Account or into and out of the fixed account (an investment option in the Company's general account) are recorded on a net basis as net transfers in the statements of changes in net assets of the applicable Investment Divisions.

USE OF ESTIMATES
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS
In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, FAIR VALUE MEASUREMENTS ("SFAS 157"). SFAS 157 defines fair value, establishes a consistent framework for measuring fair value, establishes a fair value hierarchy based on the observability of inputs used to measure fair value, and requires enhanced disclosures about fair value measurements.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available. The Separate Account has categorized its assets based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. SFAS 157 defines the input levels as follows:

Level 1 Unadjusted quoted prices in active markets for identical assets.
Level 2 Quoted prices in markets that are not active or inputs that are observable either directly or indirectly.
Level 3 Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets.

Effective January 1, 2008, the Separate Account adopted SFAS 157 and applied the provisions of the statement prospectively to assets measured at fair value. The adoption of SFAS 157 had no impact on the fair value of items measured at fair value. Each Investment Division invests in shares of open-end mutual funds which calculate a daily net asset value based on the value of the underlying securities in its portfolios. As a result, and as required by law, shares of open-end mutual funds are purchased and redeemed at their quoted daily net asset values as reported by the Trusts at the close of each business day. On that basis, the fair value measurements of all shares held by the Separate Account are reported as Level 1.

Effective January 1, 2007, the Company adopted FASB Interpretation ("FIN") No. 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. The adoption of FIN 48 had no impact on the financial statements of each of the Investment Divisions.

FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT
In December 2007, the FASB issued SFAS No. 160, NONCONTROLLING INTERESTS IN CONSOLIDATED FINANCIAL STATEMENTS -- AN AMENDMENT OF ACCOUNTING RESEARCH BULLETIN NO. 51 ("SFAS 160"). SFAS 160 defines and establishes accounting and reporting standards for noncontrolling interests in a subsidiary. The pronouncement is effective for fiscal years beginning on or after December 15, 2008. The Separate Account believes the adoption of SFAS 160 will have no material impact on the financial statements of each of the Investment Divisions.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

3. EXPENSES AND RELATED PARTY TRANSACTIONS

The following annual Separate Account charges are asset-based charges and assessed through a daily reduction in unit values, which are recorded as expenses in the accompanying statements of operations of the applicable Investment Divisions:

MORTALITY AND EXPENSE RISK -- The mortality risk assumed by the Company is the risk that those insured may die sooner than anticipated and therefore, the Company will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is where expenses incurred in issuing and administering the Contracts will exceed the amounts realized from the administrative charges assessed against the Contracts. In addition, the charge compensates the Company for the risk that the investor may live longer than estimated and the Company would be obligated to pay more in income payments than anticipated.

ADMINISTRATIVE -- The Company has responsibility for the administration of the Contracts and the Separate Account. Generally, the administrative charge is related to the maintenance, including distribution, of each contract and the Separate Account.

OPTIONAL DEATH BENEFIT RIDER -- For an additional charge, the total death benefit payable may be increased based on the earnings in the Contracts.

EARNINGS PRESERVATION BENEFIT -- For an additional charge, the Company will provide this additional death benefit.

The table below represents the range of effective annual rates for each respective charge for the year ended December 31, 2008:

Mortality & Expense Risk      0.50% - 1.95%
Administrative                0.20% - 0.75%
Optional Death Benefit Rider  0.10% - 0.35%
Earnings Preservation Benefit         0.25%


The above referenced charges may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular contract.

A contract administrative charge which ranges from $15 to $30 is assessed on an annual basis for Contracts with a value of less than $50,000. In addition, most Contracts impose a surrender charge which ranges from 0% to 9% if the contract is partially or fully surrendered within the specified surrender charge period. For those contract owners who choose optional living benefit riders, these charges range from 0.50% to 0.85% of the account value and are charged at each contract anniversary date. These charges are assessed through the redemption of units and are recorded as contract charges in the accompanying statements of changes in net assets of the applicable Investment Divisions.

Certain investments in the various portfolios, series or funds of the MIST and MSF Trusts hold shares which are managed by Met Investors Advisory, LLC and MetLife Advisers, LLC, respectively. Both act in the capacity of investment advisor and are indirect affiliates of the Company.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

4. STATEMENTS OF INVESTMENTS

                                                                                              FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2008            DECEMBER 31, 2008
                                                          ------------------------- ----------------------------
                                                                                          COST OF       PROCEEDS
                                                               SHARES      COST ($) PURCHASES ($) FROM SALES ($)
                                                          ----------- ------------- ------------- --------------
MSF BlackRock Diversified Investment Division              54,617,928   907,609,273    45,087,013    191,584,079
MSF BlackRock Aggressive Growth Investment Division        22,069,314   490,040,072    28,616,380     85,008,825
MSF MetLife Stock Index Investment Division                90,104,943 2,773,315,903   373,666,668    394,035,200
MSF Julius Baer International Stock Investment Division    21,675,036   252,462,758    64,836,503     34,736,511
MSF FI Mid Cap Opportunities Investment Division           27,148,363   551,464,098    27,999,049     79,620,798
MSF T.Rowe Price Small Cap Growth Investment Division      15,211,188   188,061,407    53,716,410     31,624,141
MSF Oppenheimer Global Equity Investment Division          13,859,613   190,946,769    23,990,058     35,309,014
MSF MFS Value Investment Division                          23,336,662   303,676,535   422,602,198    401,525,577
MSF Neuberger Berman Mid Cap Value Investment Division     25,645,694   485,031,631    41,223,336     90,805,990
MSF T.Rowe Price Large Cap Growth Investment Division      14,544,598   187,740,027    31,234,408     39,799,387
MSF Lehman Brothers Aggregate Bond Index
  Investment Division                                      69,120,592   735,271,920    87,581,047    270,387,251
MSF Morgan Stanley EAFE Index Investment Division          33,242,398   404,771,217    97,565,734     47,970,284
MSF Russell 2000 Index Investment Division                 20,712,934   264,358,861    37,540,411     43,907,260
MSF Jennison Growth Investment Division                     3,035,109    34,777,134    10,629,672      9,118,484
MSF BlackRock Strategic Value Investment Division          30,257,143   473,776,766    50,297,906     86,500,688
MSF MetLife Mid Cap Stock Index Investment Division        26,846,917   343,519,939    73,776,346     51,212,219
MSF Franklin Templeton Small Cap Growth
  Investment Division                                       4,870,291    47,401,727     9,183,968      8,398,306
MSF BlackRock Large Cap Value Investment Division          16,187,709   205,720,849    26,179,692     33,611,465
MSF BlackRock Bond Income Investment Division               3,908,438   421,442,715    43,427,845    103,029,140
MSF BlackRock Money Market Investment Division                665,897    66,589,774    43,053,217     16,708,901
MSF Davis Venture Value Investment Division                15,623,592   464,195,811    57,869,676     58,963,087
MSF Loomis Sayles Small Cap Investment Division               654,814   144,723,673    40,599,608     25,485,644
MSF Harris Oakmark Focused Value Investment Division        1,463,351   324,244,718    40,381,441     61,071,027
MSF Western Asset Management Strategic Bond Opportunities
  Investment Division                                      19,322,104   240,936,003    23,651,523     69,984,449
MSF Western Asset Management U.S. Government
  Investment Division                                      15,914,707   193,694,797    26,620,980     46,156,172
MSF FI Value Leaders Investment Division                      494,312    92,274,847    16,488,161     18,396,619
MSF MFS Total Return Investment Division                      860,284   123,267,740    23,829,672     27,243,128
MSF BlackRock Legacy Large Cap Growth
  Investment Division                                       3,160,634    73,525,174    40,630,729     14,144,435
MSF MetLife Conservative Allocation Investment Division    17,708,772   187,936,534   113,458,233     36,232,161
MSF MetLife Conservative to Moderate Allocation
  Investment Division                                      57,183,023   621,137,481   208,097,968     42,520,312
MSF MetLife Moderate Allocation Investment Division       144,627,796 1,622,856,884   479,458,462     45,374,051
MSF MetLife Moderate to Aggressive Allocation
  Investment Division                                     123,804,297 1,430,781,892   405,984,101     40,338,642
MSF MetLife Aggressive Allocation Investment Division       7,415,874    86,226,241    22,794,112     14,476,932
MSF FI Large Cap Investment Division                          705,907     8,808,567     5,155,248      2,047,914
Fidelity VIP Money Market Investment Division              14,823,280    14,823,280     9,682,602     10,545,336
Fidelity VIP Equity-Income Investment Division              4,346,491    99,074,180     2,863,971     17,640,683
Fidelity VIP Growth Investment Division                     2,799,360   110,989,916     2,819,342     18,677,724
Fidelity VIP Investment Grade Bond Investment Division      1,466,472    18,733,373     2,169,562      4,210,381
Calvert Social Balanced Investment Division                31,751,873    60,031,315     3,869,488      5,783,602
Calvert Social Mid Cap Growth Investment Division             385,207     9,215,751       759,417      1,267,414
MIST Lord Abbett Bond Debenture Investment Division        17,956,747   218,249,398    29,006,792     49,098,656
MIST MFS Research International Investment Division        23,052,818   300,420,419   136,896,946     28,574,770
MIST T. Rowe Price Mid Cap Growth Investment Division      22,340,825   187,449,209    54,497,629     35,198,504
MIST PIMCO Total Return Investment Division                41,793,545   486,365,745   125,798,557    101,121,088
MIST RCM Technology Investment Division                    22,409,365   105,186,043    65,698,216     40,586,730
MIST Lazard Mid Cap Investment Division                     5,239,743    67,716,137    10,818,769     17,631,702
MIST Met/AIM Small Cap Growth Investment Division           2,387,042    31,618,602     8,174,938      6,797,117
MIST Harris Oakmark International Investment Division      19,691,069   327,340,069    61,278,066     83,418,905

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

4. STATEMENTS OF INVESTMENTS -- (CONTINUED)

                                                                                             FOR THE YEAR ENDED
                                                           AS OF DECEMBER 31, 2008            DECEMBER 31, 2008
                                                          ------------------------ ----------------------------
                                                                                         COST OF       PROCEEDS
                                                              SHARES      COST ($) PURCHASES ($) FROM SALES ($)
                                                          ---------- ------------- ------------- --------------
MIST Oppenheimer Capital Appreciation Investment Division  5,032,577    39,606,434    19,700,302      5,603,253
MIST Legg Masson Partners Aggressive Growth
  Investment Division                                      3,427,326    26,640,754     3,190,925      5,648,781
MIST Third Avenue Small Cap Value Investment Division        501,543     7,803,982     2,205,786      1,192,361
MIST Clarion Global Real Estate Investment Division       20,796,228   310,983,799    51,035,334     50,883,101
MIST Legg Masson Value Equity Investment Division          3,108,430    30,408,247     5,946,599      5,292,395
MIST SSgA Growth ETF Investment Division                     877,515     9,956,136     6,502,946      8,139,317
MIST SSgA Growth and Income ETF Investment Division        1,036,467    10,753,782     8,469,569      2,561,921
MIST PIMCO Inflation Protected Bond Investment Division   18,813,729   207,080,301   218,891,357     47,425,877
MIST Janus Forty Investment Division                       3,193,231   226,607,703   208,769,119     24,727,106
MIST BlackRock Large Cap Core Investment Division         88,457,126   965,940,990    57,111,837    141,685,139
Variable B Investment Division                             2,217,085    24,257,801     1,456,015      3,851,068
Variable C Investment Division                               178,608     1,957,310       105,147        284,113
MIST American Funds Balanced Allocation
  Investment Division (a)                                  9,346,337    78,746,531    81,113,022      2,007,527
MIST American Funds Growth Allocation
  Investment Division (a)                                 16,124,995   132,407,605   133,400,837        870,967
MIST American Funds Moderate Allocation
  Investment Division (a)                                 15,630,028   136,812,192   143,227,822      5,773,863
MIST Met/Templeton Growth Investment Division (a)            328,551     2,583,105     2,723,099        124,748
MIST Met/Franklin Income Investment Division (a)           1,078,500     9,580,452    10,183,632        532,292
MIST Met/Franklin Mutual Shares Investment Division (a)      711,452     5,612,367     6,099,113        397,932
MIST Met/Franklin Templeton Founding Strategy
  Investment Division (a)                                  2,836,114    23,739,611    26,869,498      2,638,114
American Funds Growth Investment Division                 22,416,897 1,173,128,636   232,376,665    111,760,237
American Funds Growth - Income Investment Division        21,023,300   740,126,811    88,105,607     99,537,072
American Funds Global Small Capitalization
  Investment Division                                     28,316,994   612,279,968   131,845,435    108,545,588
American Funds Bond Investment Division                   13,473,441   152,350,276    20,882,376     51,185,694

(a) For the period April 28, 2008 to December 31, 2008.

This page is intentionally left blank.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. SCHEDULES OF UNITS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                  MSF BLACKROCK DIVERSIFIED    MSF BLACKROCK AGGRESSIVE GROWTH
                                        INVESTMENT DIVISION                INVESTMENT DIVISION
                                  ---------------------------- ----------------------------------
                                        2008           2007          2008                 2007
                                  ------------- -------------- ------------- --------------------
Units beginning of year           32,591,838     37,524,987    17,334,970           19,462,810
Units issued and transferred
  from other funding options       1,570,068      2,028,793     2,309,757            1,899,154
Units redeemed and transferred to
  other funding options           (7,288,010)    (6,961,942)   (3,874,623)          (4,026,994)
                                  ------------- -------------- ------------- --------------------
Units end of year                 26,873,896     32,591,838    15,770,104           17,334,970
                                  ============= ============== ============= ====================

                                  MSF T. ROWE PRICE SMALL CAP GROWTH    MSF OPPENHEIMER GLOBAL EQUITY
                                                 INVESTMENT DIVISION              INVESTMENT DIVISION
                                  ------------------------------------- --------------------------------
                                        2008                    2007          2008               2007
                                  ------------- ----------------------- ------------- ------------------
Units beginning of year           14,098,367              15,920,124    12,316,636         12,575,044
Units issued and transferred
  from other funding options       2,479,685               1,915,838     1,899,108          2,561,031
Units redeemed and transferred to
  other funding options           (3,382,144)             (3,737,595)   (3,093,641)        (2,819,439)
                                  ------------- ----------------------- ------------- ------------------
Units end of year                 13,195,908              14,098,367    11,122,103         12,316,636
                                  ============= ======================= ============= ==================

                                         MSF LEHMAN BROTHERS
                                        AGGREGATE BOND INDEX    MSF MORGAN STANLEY EAFE INDEX
                                         INVESTMENT DIVISION              INVESTMENT DIVISION
                                  ----------------------------- --------------------------------
                                         2008           2007          2008               2007
                                  -------------- -------------- ------------- ------------------
Units beginning of year            66,587,191     63,513,866    29,199,070         27,068,654
Units issued and transferred
  from other funding options       11,337,645     16,275,832     9,431,489          8,563,431
Units redeemed and transferred to
  other funding options           (26,142,197)   (13,202,507)   (6,974,572)        (6,433,015)
                                  -------------- -------------- ------------- ------------------
Units end of year                  51,782,639     66,587,191    31,655,987         29,199,070
                                  ============== ============== ============= ==================

                                                                             MSF FRANKLIN TEMPLETON
                                  MSF METLIFE MID CAP STOCK INDEX                  SMALL CAP GROWTH
                                              INVESTMENT DIVISION               INVESTMENT DIVISION
                                  ---------------------------------- ---------------------------------
                                        2008                 2007                2008          2007
                                  ------------- -------------------- ------------------- -------------
Units beginning of year           21,967,595           21,158,755           4,412,289     4,513,538
Units issued and transferred
  from other funding options       7,017,189            5,855,629           1,018,324     1,308,087
Units redeemed and transferred to
  other funding options           (7,134,822)          (5,046,789)         (1,265,852)   (1,409,336)
                                  ------------- -------------------- ------------------- -------------
Units end of year                 21,849,962           21,967,595           4,164,761     4,412,289
                                  ============= ==================== =================== =============

(a) For the period April 30, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.

   MSF METLIFE STOCK INDEX    MSF JULIUS BAER INTERNATIONAL STOCK    MSF FI MID CAP OPPORTUNITIES
       INVESTMENT DIVISION                    INVESTMENT DIVISION             INVESTMENT DIVISION
----------------------------- -------------------------------------- -------------------------------
       2008           2007          2008                     2007          2008              2007
-------------- -------------- ------------- ------------------------ ------------- -----------------
 74,008,454     78,739,098    14,317,870               14,686,869    29,442,363        33,093,245
 13,292,097     11,437,841     3,248,960                3,053,936     4,661,771         3,515,845
(16,798,601)   (16,168,485)   (3,363,030)              (3,422,935)   (7,072,057)       (7,166,727)
-------------- -------------- ------------- ------------------------ ------------- -----------------
 70,501,950     74,008,454    14,203,800               14,317,870    27,032,077        29,442,363
============== ============== ============= ======================== ============= =================

              MSF MFS VALUE    MSF NEUBERGER BERMAN MID CAP VALUE    MSF T. ROWE PRICE LARGE CAP GROWTH
        INVESTMENT DIVISION                   INVESTMENT DIVISION                   INVESTMENT DIVISION
------------------------------ ------------------------------------- -------------------------------------
         2008          2007          2008                    2007          2008                    2007
---------------- ------------- ------------- ----------------------- ------------- -----------------------
   26,877,885    28,712,177    21,798,028              21,851,504    16,111,584              15,304,972
   28,540,796     4,447,517     4,225,513               5,323,061     3,256,264               4,485,821
  (32,339,327)   (6,281,809)   (6,133,180)             (5,376,537)   (4,590,105)             (3,679,209)
---------------- ------------- ------------- ----------------------- ------------- -----------------------
   23,079,354    26,877,885    19,890,361              21,798,028    14,777,743              16,111,584
================ ============= ============= ======================= ============= =======================

  MSF RUSSELL 2000 INDEX         MSF JENNISON GROWTH    MSF BLACKROCK STRATEGIC VALUE
     INVESTMENT DIVISION         INVESTMENT DIVISION              INVESTMENT DIVISION
--------------------------- --------------------------- --------------------------------
      2008          2007          2008          2007          2008               2007
------------- ------------- ------------- ------------- ------------- ------------------
16,225,570    16,898,875     7,214,781     7,806,353    24,340,161         26,813,221
 3,592,749     3,730,066     2,358,802     1,879,643     2,536,977          3,331,355
(4,589,199)   (4,403,371)   (2,738,140)   (2,471,215)   (6,514,456)        (5,804,415)
------------- ------------- ------------- ------------- ------------- ------------------
15,229,120    16,225,570     6,835,443     7,214,781    20,362,682         24,340,161
============= ============= ============= ============= ============= ==================

MSF BLACKROCK LARGE CAP VALUE    MSF BLACKROCK BOND INCOME    MSF BLACKROCK MONEY MARKET
          INVESTMENT DIVISION          INVESTMENT DIVISION           INVESTMENT DIVISION
-------------------------------- ---------------------------- -----------------------------
      2008               2007          2008           2007          2008            2007
------------- ------------------ ------------- -------------- ------------- ---------------
15,330,139         12,384,350    14,060,432     15,090,608     1,760,491       1,356,596
 4,115,564          7,436,184     1,741,698      2,184,760     2,316,615       3,231,801
(4,688,694)        (4,490,395)   (4,163,033)    (3,214,936)   (1,226,869)     (2,827,906)
------------- ------------------ ------------- -------------- ------------- ---------------
14,757,009         15,330,139    11,639,097     14,060,432     2,850,237       1,760,491
============= ================== ============= ============== ============= ===============

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. SCHEDULES OF UNITS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                   MSF DAVIS VENTURE VALUE    MSF LOOMIS SAYLES SMALL CAP
                                       INVESTMENT DIVISION            INVESTMENT DIVISION
                                  --------------------------- ------------------------------
                                        2008          2007          2008             2007
                                  ------------- ------------- ------------- ----------------
Units beginning of year           14,389,463    13,009,427     3,903,502        3,097,546
Units issued and transferred
  from other funding options       3,292,968     3,872,272     1,343,637        1,743,664
Units redeemed and transferred to
  other funding options           (3,364,798)   (2,492,236)   (1,409,854)        (937,708)
                                  ------------- ------------- ------------- ----------------
Units end of year                 14,317,633    14,389,463     3,837,285        3,903,502
                                  ============= ============= ============= ================

                                    MSF FI VALUE LEADERS        MSF MFS TOTAL RETURN
                                     INVESTMENT DIVISION         INVESTMENT DIVISION
                                  ------------------------- ---------------------------
                                       2008         2007          2008          2007
                                  ------------ ------------ ------------- -------------
Units beginning of year           3,074,825    3,178,325     4,423,374     3,947,313
Units issued and transferred
  from other funding options        558,627      885,843       878,398     2,124,715
Units redeemed and transferred to
  other funding options            (933,238)    (989,343)   (1,525,625)   (1,648,654)
                                  ------------ ------------ ------------- -------------
Units end of year                 2,700,214    3,074,825     3,776,147     4,423,374
                                  ============ ============ ============= =============

                                                                       MSF METLIFE MODERATE TO
                                  MSF METLIFE MODERATE ALLOCATION        AGGRESSIVE ALLOCATION
                                              INVESTMENT DIVISION          INVESTMENT DIVISION
                                  ---------------------------------- ----------------------------
                                         2008                2007           2008          2007
                                  -------------- ------------------- -------------- -------------
Units beginning of year           101,678,257          40,790,100     87,197,888    32,440,518
Units issued and transferred
  from other funding options       58,400,383          68,491,394     48,526,982    60,993,434
Units redeemed and transferred to
  other funding options           (19,526,363)         (7,603,237)   (15,800,869)   (6,236,064)
                                  -------------- ------------------- -------------- -------------
Units end of year                 140,552,277         101,678,257    119,924,001    87,197,888
                                  ============== =================== ============== =============

                                  FIDELITY VIP EQUITY-INCOME       FIDELITY VIP GROWTH
                                         INVESTMENT DIVISION       INVESTMENT DIVISION
                                  ----------------------------- -------------------------
                                       2008             2007         2008         2007
                                  ------------ ---------------- ------------ ------------
Units beginning of year           2,280,472        2,516,843    2,815,092    3,115,761
Units issued and transferred
  from other funding options        149,353          203,145      217,136      248,119
Units redeemed and transferred to
  other funding options            (520,848)        (439,516)    (593,655)    (548,788)
                                  ------------ ---------------- ------------ ------------
Units end of year                 1,908,977        2,280,472    2,438,573    2,815,092
                                  ============ ================ ============ ============

(a) For the period April 30, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.

                                    MSF WESTERN ASSET MANAGEMENT                  MSF WESTERN ASSET
MSF HARRIS OAKMARK FOCUSED VALUE    STRATEGIC BOND OPPORTUNITIES         MANAGEMENT U.S. GOVERNMENT
             INVESTMENT DIVISION             INVESTMENT DIVISION                INVESTMENT DIVISION
----------------------------------- ------------------------------- ----------------------------------
      2008                  2007          2008              2007                 2008          2007
------------- --------------------- ------------- ----------------- -------------------- -------------
 9,230,377            10,325,748    13,871,667        13,411,635           12,931,474    12,285,154
 1,173,786             1,508,297     1,878,681         3,944,551            2,737,586     3,655,065
(2,663,049)           (2,603,668)   (4,715,101)       (3,484,519)          (4,293,783)   (3,008,745)
------------- --------------------- ------------- ----------------- -------------------- -------------
 7,741,114             9,230,377    11,035,247        13,871,667           11,375,277    12,931,474
============= ===================== ============= ================= ==================== =============

         MSF BLACKROCK LEGACY                                           MSF METLIFE CONSERVATIVE TO
             LARGE CAP GROWTH    MSF METLIFE CONSERVATIVE ALLOCATION            MODERATE ALLOCATION
          INVESTMENT DIVISION                    INVESTMENT DIVISION            INVESTMENT DIVISION
-------------------------------- -------------------------------------- ------------------------------
            2008         2007          2008                     2007           2008            2007
------------------- ------------ ------------- ------------------------ -------------- ---------------
       2,051,563    1,062,045    10,371,872                3,839,929     40,868,924      18,680,783
       2,604,014    1,803,770    13,680,062                9,812,634     26,817,721      27,398,440
      (1,462,476)    (814,252)   (6,732,851)              (3,280,691)   (12,034,622)     (5,210,299)
------------------- ------------ ------------- ------------------------ -------------- ---------------
       3,193,101    2,051,563    17,319,083               10,371,872     55,652,023      40,868,924
=================== ============ ============= ======================== ============== ===============

MSF METLIFE AGGRESSIVE ALLOCATION       MSF FI LARGE CAP                FIDELITY VIP MONEY MARKET
              INVESTMENT DIVISION    INVESTMENT DIVISION                      INVESTMENT DIVISION
------------------------------------ ---------------------------------- ----------------------------
      2008                   2007                   2008        2007        2008             2007
------------- ---------------------- ---------------------- ----------- ----------- ----------------
 6,357,316              3,386,241                336,491     161,937     933,116          692,783
 2,837,150              5,153,864                447,117     357,810     820,715          709,939
(2,137,471)            (2,182,789)              (200,010)   (183,256)   (889,768)        (469,606)
------------- ---------------------- ---------------------- ----------- ----------- ----------------
 7,056,995              6,357,316                583,598     336,491     864,063          933,116
============= ====================== ====================== =========== =========== ================

FIDELITY VIP INVESTMENT GRADE BOND             CALVERT SOCIAL BALANCED    CALVERT SOCIAL MID CAP GROWTH
               INVESTMENT DIVISION                 INVESTMENT DIVISION              INVESTMENT DIVISION
------------------------------------- ----------------------------------- --------------------------------
    2008                      2007                   2008         2007       2008                  2007
----------- ------------------------- ---------------------- ------------ ---------- ---------------------
 841,730                   809,998              2,076,677    2,131,161    395,084               419,490
 115,424                   255,582                241,535      242,560     50,976                64,306
(226,932)                 (223,850)              (360,113)    (297,044)   (68,130)              (88,712)
----------- ------------------------- ---------------------- ------------ ---------- ---------------------
 730,222                   841,730              1,958,099    2,076,677    377,930               395,084
=========== ========================= ====================== ============ ========== =====================

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. SCHEDULES OF UNITS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                  MIST LORD ABBETT BOND DEBENTURE    MIST MFS RESEARCH INTERNATIONAL
                                              INVESTMENT DIVISION                INVESTMENT DIVISION
                                  ---------------------------------- ----------------------------------
                                        2008                 2007          2008                 2007
                                  ------------- -------------------- ------------- --------------------
Units beginning of year           14,655,505           13,210,287    11,282,779            8,960,338
Units issued and transferred
  from other funding options       2,578,677            5,584,210     9,440,974            6,831,762
Units redeemed and transferred to
  other funding options           (4,741,533)          (4,138,992)   (4,523,716)          (4,509,321)
                                  ------------- -------------------- ------------- --------------------
Units end of year                 12,492,649           14,655,505    16,200,037           11,282,779
                                  ============= ==================== ============= ====================

                                       MIST LAZARD MID CAP    MIST MET/AIM SMALL CAP GROWTH
                                       INVESTMENT DIVISION              INVESTMENT DIVISION
                                  --------------------------- --------------------------------
                                        2008          2007         2008                2007
                                  ------------- ------------- ------------ -------------------
Units beginning of year            4,506,764     3,342,852    2,078,620           1,763,663
Units issued and transferred
  from other funding options         914,591     3,858,453      660,028           1,074,623
Units redeemed and transferred to
  other funding options           (1,667,018)   (2,694,541)    (719,875)           (759,666)
                                  ------------- ------------- ------------ -------------------
Units end of year                  3,754,337     4,506,764    2,018,773           2,078,620
                                  ============= ============= ============ ===================

                                  MIST THIRD AVENUE SMALL CAP VALUE    MIST CLARION GLOBAL REAL ESTATE
                                                INVESTMENT DIVISION                INVESTMENT DIVISION
                                  ------------------------------------ ----------------------------------
                                      2008                     2007          2008                 2007
                                  ----------- ------------------------ ------------- --------------------
Units beginning of year            372,086                  263,473    17,742,339           19,640,662
Units issued and transferred
  from other funding options       171,322                  167,104     4,117,105            7,389,239
Units redeemed and transferred to
  other funding options           (122,897)                 (58,491)   (5,532,628)          (9,287,562)
                                  ----------- ------------------------ ------------- --------------------
Units end of year                  420,511                  372,086    16,326,816           17,742,339
                                  =========== ======================== ============= ====================

                                                MIST PIMCO
                                  INFLATION PROTECTED BOND        MIST JANUS FORTY
                                       INVESTMENT DIVISION     INVESTMENT DIVISION
                                  --------------------------- -----------------------
                                        2008          2007         2008    2007 (A)
                                  ------------- ------------- ------------ ----------
Units beginning of year            3,447,591     1,228,621      277,193         --
Units issued and transferred
  from other funding options      21,376,141     3,473,734    1,467,296    315,406
Units redeemed and transferred to
  other funding options           (8,361,267)   (1,254,764)    (412,716)   (38,213)
                                  ------------- ------------- ------------ ----------
Units end of year                 16,462,465     3,447,591    1,331,773    277,193
                                  ============= ============= ============ ==========

(a) For the period April 30, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.

MIST T. ROWE PRICE MID CAP GROWTH      MIST PIMCO TOTAL RETURN          MIST RCM TECHNOLOGY
              INVESTMENT DIVISION          INVESTMENT DIVISION          INVESTMENT DIVISION
------------------------------------ ---------------------------- ----------------------------
      2008                   2007           2008          2007           2008          2007
------------- ---------------------- -------------- ------------- -------------- -------------
19,400,128             13,821,848     36,359,366    34,594,371     15,828,573     9,455,156
 7,623,987             10,477,347     13,053,983     9,056,677      8,905,954    11,593,727
(7,267,237)            (4,899,067)   (13,330,282)   (7,291,682)   (10,671,821)   (5,220,310)
------------- ---------------------- -------------- ------------- -------------- -------------
19,756,878             19,400,128     36,083,067    36,359,366     14,062,706    15,828,573
============= ====================== ============== ============= ============== =============

                                                     MIST OPPENHEIMER           MIST LEGG MASON PARTNERS
MIST HARRIS OAKMARK INTERNATIONAL                CAPITAL APPRECIATION                  AGGRESSIVE GROWTH
              INVESTMENT DIVISION                 INVESTMENT DIVISION                INVESTMENT DIVISION
------------------------------------ ----------------------------------- ----------------------------------
      2008                   2007                   2008         2007                 2008          2007
------------- ---------------------- ---------------------- ------------ -------------------- -------------
18,591,597             16,996,340              2,700,894    1,339,707            3,543,970     4,041,330
 2,823,899              8,930,126              1,859,039    1,844,509              814,073       771,652
(6,843,654)            (7,334,869)            (1,113,758)    (483,322)          (1,143,983)   (1,269,012)
------------- ---------------------- ---------------------- ------------ -------------------- -------------
14,571,842             18,591,597              3,446,175    2,700,894            3,214,060     3,543,970
============= ====================== ====================== ============ ==================== =============

MIST LEGG MASON VALUE EQUITY                MIST SSGA GROWTH ETF    MIST SSGA GROWTH AND INCOME ETF
         INVESTMENT DIVISION                 INVESTMENT DIVISION                INVESTMENT DIVISION
------------------------------- ----------------------------------- ----------------------------------
      2008              2007                   2008         2007         2008                  2007
------------- ----------------- ---------------------- ------------ ------------ ---------------------
 3,317,525         3,401,505              1,055,765      322,952      447,213               266,996
 1,091,490           834,740                687,413    1,277,923      904,088               382,080
(1,046,774)         (918,720)              (877,334)    (545,110)    (332,855)             (201,863)
------------- ----------------- ---------------------- ------------ ------------ ---------------------
 3,362,241         3,317,525                865,844    1,055,765    1,018,446               447,213
============= ================= ====================== ============ ============ =====================

MIST BLACKROCK LARGE CAP CORE             VARIABLE B                           VARIABLE C
          INVESTMENT DIVISION    INVESTMENT DIVISION                  INVESTMENT DIVISION
-------------------------------- ---------------------- ----------- ------------------------
      2008            2007 (A)                  2008        2007          2008       2007
------------- ------------------ ---------------------- ----------- ------------- ----------
25,948,608                 --                167,124     202,085        11,081     11,969
 1,401,574         29,704,228                  5,794     198,288            52     11,620
(5,030,748)        (3,755,620)               (30,897)   (233,249)       (1,824)   (12,508)
------------- ------------------ ---------------------- ----------- ------------- ----------
22,319,434         25,948,608                142,021     167,124         9,309     11,081
============= ================== ====================== =========== ============= ==========

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. SCHEDULES OF UNITS -- (CONCLUDED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                 MIST                   MIST                   MIST                   MIST
                                       AMERICAN FUNDS         AMERICAN FUNDS         AMERICAN FUNDS          MET/TEMPLETON
                                  BALANCED ALLOCATION      GROWTH ALLOCATION    MODERATE ALLOCATION                 GROWTH
                                  INVESTMENT DIVISION    INVESTMENT DIVISION    INVESTMENT DIVISION    INVESTMENT DIVISION
                                  ---------------------- ---------------------- ---------------------- ----------------------
                                              2008 (B)               2008 (B)               2008 (B)               2008 (B)
                                  ---------------------- ---------------------- ---------------------- ----------------------
Units beginning of year                            --                     --                     --                     --
Units issued and transferred
  from other funding options                9,842,135             16,499,825             17,024,075                358,964
Units redeemed and transferred to
  other funding options                      (754,414)              (938,717)            (1,822,218)               (29,196)
                                  ---------------------- ---------------------- ---------------------- ----------------------
Units end of year                           9,087,721             15,561,108             15,201,857                329,768
                                  ====================== ====================== ====================== ======================

                                                                                AMERICAN FUNDS
                                  AMERICAN FUNDS GROWTH-INCOME     GLOBAL SMALL CAPITALIZATION
                                           INVESTMENT DIVISION             INVESTMENT DIVISION
                                  ------------------------------- -------------------------------
                                        2008              2007              2008          2007
                                  ------------- ----------------- ----------------- -------------
Units beginning of year            7,633,730         7,224,552        20,755,088    17,064,435
Units issued and transferred
  from other funding options       1,243,960         1,704,021         5,550,856     9,127,468
Units redeemed and transferred to
  other funding options           (1,835,019)       (1,294,843)       (6,868,998)   (5,436,815)
                                  ------------- ----------------- ----------------- -------------
Units end of year                  7,042,671         7,633,730        19,436,946    20,755,088
                                  ============= ================= ================= =============

(a) For the period April 30, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.

               MIST                   MIST           MET/FRANKLIN
       MET/FRANKLIN           MET/FRANKLIN              TEMPLETON
             INCOME                 MUTUAL      FOUNDING STRATEGY       AMERICAN FUNDS GROWTH
INVESTMENT DIVISION    INVESTMENT DIVISION    INVESTMENT DIVISION         INVESTMENT DIVISION
---------------------- ---------------------- ---------------------- ---------------------------
            2008 (B)               2008 (B)               2008 (B)         2008          2007
---------------------- ---------------------- ---------------------- ------------- -------------
                 --                     --                     --     7,732,180     7,208,741
          1,206,547                816,893              3,381,640     1,808,157     1,796,074
           (144,504)              (120,026)              (572,940)   (1,736,454)   (1,272,635)
---------------------- ---------------------- ---------------------- ------------- -------------
          1,062,043                696,867              2,808,700     7,803,883     7,732,180
====================== ====================== ====================== ============= =============

     AMERICAN FUNDS BOND
     INVESTMENT DIVISION
---------------------------
      2008          2007
------------- -------------
11,482,973     3,656,960
 2,881,266    12,266,710
(5,330,692)   (4,440,697)
------------- -------------
 9,033,547    11,482,973
============= =============

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS

The following table is a summary of unit values and units outstanding for the Contracts, net investment income ratios, and expense ratios, excluding expenses for the underlying portfolio, series, or fund for each of the five years in the period ended December 31, 2008:

                                                        AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                   ---------- --------------------------- --------------------------------------------------
                                              UNIT VALUE(1)               INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                  LOWEST TO           NET        INCOME        LOWEST TO        LOWEST TO
                                        UNITS   HIGHEST ($)    ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                   ---------- ------------- ------------- ------------- ---------------- -------------------
MSF BlackRock Diversified     2008 26,873,896 10.30 - 38.07   719,504,341          2.84      0.95 - 2.30 (26.68) - (25.50)
  Investment Division         2007 32,591,838 13.83 - 51.10 1,170,376,423          2.58      0.95 - 2.30      3.20 - 4.90
                              2006 37,524,987 13.19 - 48.72 1,283,710,537          2.46      0.95 - 2.30      7.76 - 9.49
                              2005 43,701,026 12.04 - 44.49 1,364,024,142          1.59      0.95 - 2.30      0.48 - 2.09
                              2004 49,414,541 11.80 - 43.58 1,509,148,475          1.89      0.95 - 2.30      5.75 - 8.00
MSF BlackRock Aggressive      2008 15,770,104  8.20 - 32.04   344,650,871            --      0.95 - 2.30 (47.08) - (46.24)
  Growth Investment Division  2007 17,334,970 17.53 - 59.59   701,671,619            --      0.95 - 2.30    17.49 - 19.44
                              2006 19,462,810 14.68 - 49.89   657,496,616            --      0.95 - 2.30      4.04 - 5.72
                              2005 22,315,188 13.88 - 47.19   713,800,758            --      0.95 - 2.30      7.94 - 9.67
                              2004 25,212,280 12.66 - 43.03   735,674,081            --      0.95 - 2.30     9.86 - 11.94
MSF MetLife Stock Index       2008 70,501,950  8.29 - 32.55 1,968,761,690          1.90      0.50 - 2.30 (38.69) - (37.51)
  Investment Division         2007 74,008,454 13.38 - 52.14 3,329,401,270          1.00      0.50 - 2.30      2.58 - 4.55
                              2006 78,739,098 12.91 - 49.92 3,412,276,448          1.96      0.50 - 2.30   (2.44) - 14.72
                              2005 84,618,319 11.56 - 43.55 3,217,216,070          1.56      0.95 - 2.30      2.02 - 4.01
                              2004 85,759,354 11.11 - 41.93 3,155,883,032          0.83      0.50 - 2.30      7.71 - 9.78
MSF Julius Baer International 2008 14,203,800  9.13 - 13.15   168,218,916          3.04      0.95 - 2.30 (45.51) - (44.65)
  Stock Investment Division   2007 14,317,870 16.68 - 23.76   310,501,355          1.01      0.95 - 2.30      7.55 - 9.29
                              2006 14,686,869 15.35 - 21.74   294,563,493          1.40      0.95 - 2.30    13.58 - 15.41
                              2005 13,964,525 13.72 - 18.84   246,270,129          0.58      0.95 - 1.25    14.93 - 16.95
                              2004 13,332,626 11.94 - 16.11   203,820,632          1.28      0.95 - 2.30    13.55 - 17.11
MSF FI Mid Cap Opportunities  2008 27,032,077   6.27 - 9.95   254,903,446          0.38      0.50 - 2.30 (56.45) - (55.57)
  Investment Division         2007 29,442,363 14.24 - 22.13   629,435,841          0.12      0.65 - 2.30      5.64 - 7.63
                              2006 33,093,245 13.33 - 20.62   662,043,069          0.01      0.65 - 2.30     9.00 - 11.13
                              2005 37,066,246 12.04 - 18.61   672,025,922            --      0.65 - 2.30      4.27 - 6.21
                              2004 41,657,278 11.44 - 17.57   715,717,082          0.49      0.65 - 2.30    12.01 - 16.38
MSF T. Rowe Price Small Cap   2008 13,195,908  8.98 - 11.11   136,696,190            --      0.50 - 2.30 (37.77) - (36.61)
  Growth Investment Division  2007 14,098,367 14.43 - 17.54   232,142,783            --      0.50 - 2.30      7.03 - 9.15
                              2006 15,920,124 13.48 - 16.09   241,933,957            --      0.50 - 2.30     1.28 - 12.45
                              2005 16,882,027 13.31 - 15.24   250,349,096            --      0.65 - 2.30     0.65 - 10.22
                              2004 17,980,002 12.30 - 13.86   243,468,250            --      0.65 - 2.30     5.98 - 10.41
MSF Oppenheimer Global        2008 11,122,103  9.53 - 12.89   137,022,304          2.09      0.65 - 2.30 (41.92) - (40.75)
  Equity Investment Division  2007 12,316,636 16.24 - 21.82   258,147,003          1.06      0.95 - 2.30      3.83 - 5.49
                              2006 12,575,044 15.47 - 20.69   251,446,846          2.50      0.95 - 2.30    13.71 - 15.53
                              2005 12,088,855 14.88 - 17.91   210,571,508          0.54      0.95 - 2.30    13.36 - 15.13
                              2004 11,372,844 12.93 - 15.56   172,750,812          1.57      0.95 - 2.30    11.68 - 15.47
MSF MFS Value                 2008 23,079,354  7.75 - 10.00   215,867,458          1.81      0.50 - 2.30 (30.75) - (29.89)
  Investment Division         2007 26,877,885 11.83 - 15.16   383,587,686          0.70      0.50 - 2.30   (6.22) - (4.51)
                              2006 28,712,177 12.48 - 15.88   432,262,160          0.69      0.50 - 2.30    15.16 - 17.35
                              2005 31,545,152 11.58 - 13.45   408,151,596          0.64      0.60 - 2.30   (3.87) - (1.98)
                              2004 29,629,917 11.85 - 13.75   395,114,883          0.46      0.60 - 2.30     7.27 - 10.72

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                              AS OF DECEMBER 31                              FOR THE YEAR ENDED DECEMBER 31
                                   ---------- ----------------- ----------- --------------------------------------------------
                                                  UNIT VALUE(1)             INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                      LOWEST TO         NET        INCOME        LOWEST TO        LOWEST TO
                                        UNITS       HIGHEST ($)  ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                   ---------- ----------------- ----------- ------------- ---------------- -------------------
MSF Neuberger Berman Mid Cap  2008 19,890,361      7.50 - 15.13 280,523,003          0.70      0.50 - 2.30 (48.68) - (47.74)
  Value Investment Division   2007 21,798,028     14.47 - 28.95 592,652,107          0.44      0.50 - 2.30      0.83 - 2.67
                              2006 21,851,504     14.20 - 28.20 583,683,569          0.41      0.50 - 2.30     8.67 - 10.64
                              2005 21,232,326     12.86 - 25.48 517,299,339          0.24      0.50 - 2.30     9.39 - 11.20
                              2004 16,214,942     14.37 - 22.61 358,032,635          0.22      0.95 - 2.30    11.76 - 21.78
MSF T. Rowe Price Large Cap   2008 14,777,743       7.93 - 9.53 131,350,867          0.47      0.50 - 2.30 (43.33) - (42.26)
  Growth Investment Division  2007 16,111,584     13.96 - 16.51 249,940,963          0.35      0.50 - 2.30      6.66 - 8.60
                              2006 15,304,972     12.95 - 14.90 220,662,118          0.27      0.95 - 2.30    10.30 - 15.81
                              2005 15,057,106     11.90 - 13.29 194,650,515          0.50      0.95 - 2.30      2.31 - 5.61
                              2004 14,178,974     11.45 - 12.58 174,634,867          0.19      0.95 - 2.30     7.30 - 10.18
MSF Lehman Brothers           2008 51,782,639     11.80 - 15.77 759,753,861          4.54      0.50 - 2.30      3.22 - 5.30
  Aggregate Bond Index        2007 66,587,191     11.31 - 15.00 936,492,313          4.39      0.50 - 2.30      4.22 - 6.18
  Investment Division         2006 63,513,866     10.74 - 14.13 849,543,686          4.21      0.50 - 2.30      1.48 - 3.45
                              2005 58,769,971     10.42 - 13.68 768,286,065          3.67      0.50 - 2.30    (0.48) - 1.39
                              2004 46,560,646     11.21 - 13.50 607,563,120          2.63      0.50 - 2.30      0.17 - 3.46
MSF Morgan Stanley EAFE Index 2008 31,655,987      8.69 - 12.27 308,388,821          2.79      0.50 - 2.30 (43.52) - (42.46)
  Investment Division         2007 29,199,070     15.38 - 21.38 498,965,167          1.87      0.50 - 2.30      7.99 - 9.97
                              2006 27,068,654     14.24 - 19.48 424,305,304          1.62      0.50 - 2.30    22.65 - 24.81
                              2005 24,828,115     11.61 - 15.64 314,544,224          1.52      0.50 - 2.30    10.33 - 12.43
                              2004 21,202,631     10.52 - 13.94 241,576,840          0.73      0.50 - 2.30    14.75 - 18.74
MSF Russell 2000 Index        2007 15,229,120     10.64 - 12.78 182,880,602          1.15      0.50 - 2.30 (35.19) - (33.93)
  Investment Division         2007 16,225,570     16.25 - 19.36 297,396,403          0.85      0.50 - 2.30   (3.95) - (2.15)
                              2006 16,898,875     16.66 - 19.79 319,432,503          0.75      0.50 - 2.30    14.88 - 17.20
                              2005 15,924,763     14.26 - 16.92 259,430,466          0.71      0.50 - 2.30      1.97 - 3.80
                              2004 15,279,970     13.77 - 16.30 242,131,144          0.47      0.50 - 2.30    13.80 - 16.85
MSF Jennison Growth           2008  6,835,443       3.14 - 8.69  23,641,274          2.33      0.95 - 2.30 (38.02) - (37.02)
  Investment Division         2007  7,214,781      5.07 - 13.79  39,851,547          0.35      0.95 - 2.30     8.84 - 10.62
  (Commenced 5/1/2005)        2006  7,806,353      4.65 - 12.47  39,203,639            --      0.65 - 2.30      0.20 - 2.09
                              2005  7,462,775      4.64 - 12.25  37,114,974            --      0.65 - 2.30     9.94 - 11.90
MSF BlackRock Strategic Value 2008 20,362,682      9.21 - 13.25 254,882,668          0.42      0.50 - 2.30 (39.96) - (38.86)
  Investment Division         2007 24,340,161     15.09 - 21.67 501,623,983          0.22      0.50 - 2.30   (5.89) - (4.17)
                              2006 26,813,221     15.78 - 22.61 580,737,411          0.24      0.50 - 2.30    13.79 - 15.98
                              2005 28,603,886     13.65 - 19.26 538,301,526            --      0.65 - 2.30      1.57 - 3.51
                              2004 29,576,684     13.23 - 18.67 542,389,566            --      0.65 - 2.30    11.83 - 14.57
MSF MetLife Mid Cap Stock     2008 21,849,962      9.08 - 11.21 231,339,248          1.30      0.50 - 2.30 (37.83) - (36.70)
  Index Investment Division   2007 21,967,595     14.45 - 18.38 370,254,918          0.66      0.50 - 2.30      5.06 - 7.08
                              2006 21,158,755     13.61 - 16.55 335,945,846          1.09      0.50 - 2.30     7.32 - 13.52
                              2005 19,346,717     13.72 - 15.07 283,308,837          0.61      0.65 - 2.30     6.82 - 11.38
                              2004 16,857,835     12.53 - 13.53 223,266,641          0.52      0.60 - 2.30    11.33 - 15.05
MSF Franklin Templeton        2008  4,164,761       6.04 - 7.63  27,323,135            --      0.50 - 2.30 (42.68) - (41.60)
  Small Cap Growth            2007  4,412,289     10.52 - 13.09  49,970,829            --      0.50 - 2.30      1.93 - 3.79
  Investment Division         2006  4,513,538     10.33 - 12.64  49,635,104            --      0.60 - 2.30      1.88 - 9.11
                              2005  4,244,927      9.63 - 11.60  43,057,929            --      0.60 - 2.30      2.03 - 9.46
                              2004  3,958,098      9.44 - 11.19  38,943,339            --      0.60 - 2.30     8.68 - 23.51

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                               AS OF DECEMBER 31                              FOR THE YEAR ENDED DECEMBER 31
                                    ---------- ----------------- ----------- --------------------------------------------------
                                                   UNIT VALUE(1)             INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                       LOWEST TO         NET        INCOME        LOWEST TO        LOWEST TO
                                         UNITS       HIGHEST ($)  ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                    ---------- ----------------- ----------- ------------- ---------------- -------------------
MSF BlackRock Large Cap Value  2008 14,757,009       8.84 - 9.97 139,484,543          0.61      0.50 - 2.30 (36.59) - (35.43)
  Investment Division          2007 15,330,139     13.85 - 15.43 226,138,040          0.83      0.50 - 2.30      0.77 - 2.61
                               2006 12,384,350     13.60 - 15.04 179,447,389          0.86      0.50 - 2.30    16.41 - 18.54
                               2005  5,368,892     11.74 - 12.53  66,157,275          0.81      0.95 - 2.30      3.18 - 5.01
                               2004  4,308,811     11.18 - 11.97  50,981,319            --      0.95 - 2.30     1.54 - 12.29
MSF BlackRock Bond Income      2008 11,639,097     12.00 - 57.90 398,659,782          5.19      0.50 - 2.30   (5.86) - (4.05)
  Investment Division          2007 14,060,432     12.54 - 60.40 499,799,022          3.18      0.50 - 2.30      3.60 - 5.60
                               2006 15,090,608     11.91 - 57.26 496,636,469          5.68      0.50 - 2.30      1.78 - 3.74
                               2005 16,263,054     11.51 - 54.04 499,970,297          3.88      0.65 - 2.30    (0.16) - 1.73
                               2004 16,511,060     11.35 - 53.22 479,529,727          4.02      0.60 - 2.30    (6.04) - 3.77
MSF BlackRock Money Market     2008  2,850,237     19.01 - 25.45  66,588,629          2.52      0.95 - 2.30      0.26 - 1.89
  Investment Division          2007  1,760,491     19.19 - 25.08  40,244,577          4.85      0.95 - 2.30      2.43 - 4.04
                               2006  1,356,596     18.95 - 24.22  29,869,403          4.59      0.95 - 2.30      2.26 - 3.83
                               2005  1,240,999     18.53 - 23.43  26,441,007          2.48      0.95 - 2.30     0.34 - 12.20
                               2004  1,089,932     18.26 - 23.09  22,990,726          0.86      0.95 - 2.30    (1.46) - 0.05
MSF Davis Venture Value        2008 14,317,633      8.24 - 26.21 337,854,161          1.17      0.50 - 2.30 (40.90) - (39.74)
  Investment Division          2007 14,389,463     13.80 - 43.56 568,534,369          0.65      0.50 - 2.30      1.96 - 3.90
                               2006 13,009,427     13.39 - 41.95 499,120,554          0.69      0.50 - 2.30    11.71 - 13.84
                               2005  9,616,873     11.80 - 36.05 327,836,546          0.55      0.65 - 2.30      7.52 - 9.60
                               2004  6,061,573     12.62 - 32.99 191,013,088          0.49      0.65 - 2.30     6.99 - 11.58
MSF Loomis Sayles Small Cap    2008  3,837,285      9.57 - 25.38  87,080,365            --      0.50 - 2.30 (37.52) - (36.38)
  Investment Division          2007  3,903,502     15.16 - 39.88 140,310,675          0.03      0.50 - 2.30     9.07 - 11.07
                               2006  3,097,546     13.75 - 35.91 101,108,667            --      0.50 - 2.30    13.76 - 15.82
                               2005  1,880,156     11.90 - 30.17  53,640,656            --      0.95 - 2.30      4.28 - 5.97
                               2004  1,424,451     12.66 - 28.47  38,635,528            --      0.95 - 2.30    12.61 - 15.30
MSF Harris Oakmark Focused     2008  7,741,114      6.58 - 21.92 153,231,189          0.23      0.50 - 2.30 (47.36) - (46.40)
  Value Investment Division    2007  9,230,377     12.31 - 40.90 343,237,819          0.47      0.50 - 2.30   (9.20) - (7.54)
                               2006 10,325,748     13.34 - 44.24 418,653,330          0.22      0.50 - 2.30     9.63 - 11.61
                               2005 11,283,242     11.97 - 39.14 413,672,421          0.02      0.95 - 2.30      7.22 - 9.06
                               2004  9,659,217     10.99 - 35.89 327,616,615          0.03      0.60 - 2.30      7.27 - 9.90
MSF Western Asset Management   2008 11,035,247      9.63 - 20.08 198,912,849          4.03      0.50 - 2.30 (17.16) - (15.56)
  Strategic Bond Opportunities 2007 13,871,667     11.50 - 23.81 298,532,504          2.59      0.50 - 2.30      1.33 - 3.36
  Investment Division          2006 13,411,635     11.23 - 23.07 281,812,127          4.83      0.50 - 2.30      2.46 - 4.38
                               2005 11,262,819     10.79 - 21.59 228,960,440          2.72      0.95 - 2.30      0.23 - 1.89
                               2004  7,027,888     18.05 - 21.19 141,477,434          2.86      0.95 - 2.30      2.39 - 6.12
MSF Western Asset Management   2008 11,375,277     10.72 - 18.49 189,116,346          4.17      0.50 - 2.30   (2.80) - (1.03)
  U.S. Government              2007 12,931,474     10.92 - 18.68 218,629,575          2.53      0.50 - 2.30      1.66 - 3.51
  Investment Division          2006 12,285,154     10.63 - 18.04 202,290,485          3.09      0.50 - 2.30      1.53 - 3.38
                               2005 10,976,124     10.30 - 17.46 176,329,793          1.22      0.50 - 2.30    (0.89) - 0.92
                               2004  7,714,000     14.41 - 17.30 124,306,910          1.09      0.50 - 2.30      0.46 - 2.49
MSF FI Value Leaders           2008  2,700,214      8.41 - 22.06  52,446,886          1.69      0.50 - 2.30 (40.49) - (39.40)
  Investment Division          2007  3,074,825     13.99 - 36.41  99,283,383          0.73      0.50 - 2.30      1.56 - 3.42
                               2006  3,178,325     13.63 - 35.20 100,021,516          0.81      0.50 - 2.30     9.13 - 11.10
                               2005  1,911,983     12.53 - 30.30  54,642,394          0.98      0.95 - 2.30      5.45 - 9.66
                               2004    856,897     11.43 - 27.67  22,597,417          1.05      0.95 - 2.30     9.66 - 14.30

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                            AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                      ----------- --------------------------- --------------------------------------------------
                                                  UNIT VALUE(1)               INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                      LOWEST TO           NET        INCOME        LOWEST TO        LOWEST TO
                                            UNITS   HIGHEST ($)    ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                      ----------- ------------- ------------- ------------- ---------------- -------------------
MSF MFS Total Return             2008   3,776,147  9.72 - 42.76    92,084,874          3.55      0.50 - 2.30 (24.12) - (22.74)
  Investment Division            2007   4,423,374 12.67 - 55.35   137,606,326          1.94      0.50 - 2.30      1.74 - 3.60
                                 2006   3,947,313 12.31 - 53.42   117,960,524          3.32      0.50 - 2.30     9.40 - 11.38
                                 2005   3,604,722 11.12 - 47.08    98,990,430          1.80      0.60 - 2.30      0.51 - 2.24
                                 2004   2,312,843 10.94 - 46.05    71,298,072          0.03      0.60 - 2.30     6.22 - 10.33
MSF BlackRock Legacy             2008   3,193,101  8.74 - 22.70    52,571,988          0.20      0.50 - 2.30 (38.14) - (37.01)
  Large Cap Growth               2007   2,051,563 13.98 - 33.08    52,009,160          0.01      0.95 - 2.30    15.73 - 17.59
  Investment Division            2006   1,062,045 11.95 - 28.26    22,123,623            --      0.95 - 2.30      1.51 - 3.57
                                 2005     640,982 11.67 - 27.51    13,090,953          0.15      0.95 - 2.30      4.35 - 6.06
                                 2004   1,424,451 11.06 - 26.07     5,610,216            --      0.95 - 2.30    (4.31) - 9.68
MSF MetLife Conservative         2008  17,319,083   9.23 - 9.86   165,879,654          0.94      0.50 - 2.30 (16.34) - (14.82)
  Allocation Investment Division 2007  10,371,872 11.03 - 11.58   117,554,292            --      0.50 - 2.30      3.16 - 5.04
  (Commenced 5/1/2005)           2006   3,839,929 10.70 - 11.02    41,777,525          2.77      0.50 - 2.30      4.47 - 6.36
                                 2005   1,232,690 10.24 - 10.35    12,700,366          0.57      0.95 - 2.30      2.32 - 3.35
MSF MetLife Conservative to      2008  55,652,023   8.77 - 9.37   506,344,346          1.08      0.50 - 2.30 (23.38) - (21.99)
  Moderate Allocation            2007  40,868,924 11.45 - 12.01   480,507,437            --      0.50 - 2.30      2.42 - 4.29
  Investment Division            2006  18,680,783 11.18 - 11.52   212,345,204          2.17      0.50 - 2.30      6.94 - 8.88
  (Commenced 5/1/2005)           2005   4,525,054 10.45 - 10.58    47,629,824          0.68      0.95 - 2.30      4.35 - 5.44
MSF MetLife Moderate             2008 140,552,277   8.30 - 8.87 1,210,836,845          0.80      0.50 - 2.30 (30.26) - (28.99)
  Allocation Investment Division 2007 101,678,257 11.91 - 12.49 1,243,038,089          0.03      0.50 - 2.30      1.96 - 3.82
  (Commenced 5/1/2005)           2006  40,790,100 11.68 - 12.03   484,209,819          1.42      0.50 - 2.30     9.30 - 11.28
                                 2005   8,136,943 10.68 - 10.80    87,493,424          0.73      0.95 - 2.30      6.40 - 7.38
MSF MetLife Moderate to          2008 119,924,001   7.83 - 8.37   974,541,413          0.60      0.50 - 2.30 (36.60) - (35.44)
  Aggressive Allocation          2007  87,197,888 12.36 - 12.97 1,105,869,460          0.04      0.50 - 2.30      1.48 - 3.33
  Investment Division            2006  32,440,518 12.18 - 12.55   401,417,271          0.96      0.50 - 2.30    11.63 - 13.65
  (Commenced 5/1/2005)           2005   5,478,129 10.91 - 11.02    60,142,308          0.68      0.95 - 2.30      9.03 - 9.29
MSF MetLife Aggressive           2008   7,056,995   7.36 - 7.86    54,041,766          0.57      0.50 - 2.30 (41.81) - (40.75)
  Allocation Investment Division 2007   6,357,316 12.64 - 13.27    82,686,153          0.11      0.50 - 2.30      0.91 - 2.75
  (Commenced 5/1/2005)           2006   3,386,241 12.53 - 12.91    43,191,894          0.83      0.50 - 2.30    13.04 - 15.08
                                 2005     659,010 11.08 - 11.20     7,348,718          0.65      0.95 - 2.30     9.78 - 10.72
MSF FI Large Cap                 2008     583,598  8.86 - 10.73     5,659,899            --      0.50 - 2.05 (46.07) - (45.22)
  Investment Division            2007     336,491 16.43 - 19.14     6,017,112          0.01      0.95 - 2.05      1.61 - 2.96
  (Commenced 5/1/2006)           2006     161,937 15.92 - 18.31     2,830,157            --      0.95 - 2.20      3.62 - 5.00
Fidelity VIP Money Market        2008     864,063         17.15    14,823,280          3.01             0.95             2.05
  Investment Division            2007     933,116         16.80    15,686,013          5.07             0.95             4.12
                                 2006     692,783         16.14    11,180,161          4.94             0.95             3.90
                                 2005     398,745         15.53     6,200,922          3.16             0.95             2.05
                                 2004     508,676         15.22     7,739,157          1.12             0.95             0.20
Fidelity VIP Equity-Income       2008   1,908,977         30.01    57,286,753          2.34             0.95           (43.19)
  Investment Division            2007   2,280,472         52.83   120,473,616          1.76             0.95             0.57
                                 2006   2,516,843         52.53   132,207,499          3.39             0.95            19.07
                                 2005   2,814,629         44.12   124,173,091          1.64             0.95             4.84
                                 2004   3,181,549         42.08   133,865,570          1.52             0.95             9.02

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                AS OF DECEMBER 31                              FOR THE YEAR ENDED DECEMBER 31
                                     ---------- ----------------- ----------- --------------------------------------------------
                                                    UNIT VALUE(1)             INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                        LOWEST TO         NET        INCOME        LOWEST TO        LOWEST TO
                                          UNITS       HIGHEST ($)  ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                     ---------- ----------------- ----------- ------------- ---------------- -------------------
Fidelity VIP Growth             2008  2,438,573             27.01  65,868,936          0.78             0.95           (47.67)
  Investment Division           2007  2,815,092             51.61 145,295,256          0.83             0.95            25.76
                                2006  3,115,761             41.04 127,870,436          0.41             0.95             5.85
                                2005  3,645,885             38.77 141,359,911          0.50             0.95             4.82
                                2004  4,247,099             36.99 157,101,539          0.26             0.95             8.19
Fidelity VIP Investment Grade   2008    730,222             23.78  17,363,022          4.32             0.95            (4.16)
  Bond Investment Division      2007    841,730             24.81  20,883,287          3.91             0.95             3.36
                                2006    809,998             24.00  19,442,734          4.10             0.95             3.37
                                2005    896,213             23.22  20,803,805          3.69             0.95             1.27
                                2004    942,267             22.93  21,620,889          4.15             0.95             0.88
Calvert Social Balanced         2008  1,958,099     15.95 - 20.92  39,625,750          2.49      0.50 - 1.55 (32.38) - (31.67)
  Investment Division           2007  2,076,677     23.59 - 30.84  62,179,011          2.41      0.50 - 1.55      1.17 - 2.24
                                2006  2,131,161     23.31 - 30.39  63,065,563          2.32      0.50 - 1.55      7.10 - 8.23
                                2005  2,181,124     21.77 - 28.29  60,311,328          1.79      0.50 - 1.55      4.05 - 5.13
                                2004  2,197,291     20.92 - 27.11  58,294,718          1.72      0.50 - 1.55      0.28 - 7.70
Calvert Social Mid Cap Growth   2008    377,930             19.35   7,315,009            --             0.95           (37.78)
  Investment Division           2007    395,084             31.11  12,291,484            --             0.95             9.12
                                2006    419,490             28.51  11,959,917            --             0.95             5.87
                                2005    466,889             26.93  12,565,055            --             0.95            (0.52)
                                2004    506,064             27.07  13,688,933            --             0.95             8.28
MIST Lord Abbett Bond           2008 12,492,649      9.89 - 17.31 173,951,938          4.30      0.50 - 2.30 (20.46) - (19.01)
  Debenture Investment Division 2007 14,655,505     12.30 - 21.37 250,880,658          5.19      0.50 - 2.30      4.11 - 6.02
                                2006 13,210,287     11.69 - 20.16 210,829,957          6.45      0.50 - 2.30      6.70 - 8.65
                                2005 11,143,052     10.79 - 17.43 159,818,940          4.90      0.65 - 2.30    (0.83) - 3.23
                                2004  9,177,096     12.27 - 21.73 125,736,304          3.67      0.65 - 2.30      3.58 - 7.68
MIST MFS Research International 2008 16,200,037      9.48 - 19.76 169,986,665          1.75      0.50 - 2.30 (44.34) - (42.65)
  Investment Division           2007 11,282,779     16.84 - 19.49 206,951,217          1.32      0.50 - 2.30    10.70 - 12.72
                                2006  8,960,338     15.21 - 17.32 147,231,063          1.54      0.50 - 2.30    23.65 - 29.56
                                2005  4,118,785     12.30 - 13.77  54,271,700          0.56      0.95 - 2.30    12.23 - 15.67
                                2004  2,756,605     10.81 - 11.91  31,718,709            --      0.95 - 2.30  (14.39) - 18.63
MIST T. Rowe Price Mid Cap      2008 19,756,878       5.41 - 9.65 116,814,865          0.02      0.50 - 2.30 (41.12) - (40.05)
  Growth Investment Division    2007 19,400,128      9.18 - 16.14 193,009,732          0.10      0.50 - 2.30    14.93 - 17.05
                                2006 13,821,848      7.99 - 13.82 118,849,794            --      0.50 - 2.30      3.73 - 5.64
                                2005 11,533,257      7.70 - 13.09  94,663,044            --      0.50 - 2.30    11.89 - 13.73
                                2004  8,669,095      6.87 - 11.51  63,001,217            --      0.95 - 2.30    11.63 - 17.14
MIST PIMCO Total Return         2008 36,083,067     11.49 - 14.17 481,433,731          3.85      0.50 - 2.30   (1.88) - (0.01)
  Investment Division           2007 36,359,366     11.59 - 14.18 488,859,178          3.35      0.50 - 2.30      5.11 - 7.15
                                2006 34,594,371     10.91 - 13.25 438,011,087          2.71      0.50 - 2.30      2.13 - 4.13
                                2005 33,143,919     10.57 - 12.74 406,268,866          0.02      0.50 - 2.30    (0.05) - 1.76
                                2004 24,585,923     11.61 - 12.52 298,386,525          7.25      0.50 - 2.30      0.83 - 4.42
MIST RCM Technology             2008 14,062,706       3.27 - 8.73  52,971,596         13.66      0.50 - 2.30 (45.76) - (44.73)
  Investment Division           2007 15,828,573       6.02 - 8.14 109,742,282            --      0.50 - 2.30    25.82 - 30.86
                                2006  9,455,156       4.68 - 6.24  51,235,788            --      0.50 - 2.30      2.83 - 4.82
                                2005  9,833,932       4.55 - 5.97  51,898,685            --      0.95 - 2.30     8.57 - 10.35
                                2004 11,146,560       4.19 - 5.41  54,272,225            --      0.95 - 2.30   (6.49) - 15.20

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                AS OF DECEMBER 31                              FOR THE YEAR ENDED DECEMBER 31
                                     ---------- ----------------- ----------- --------------------------------------------------
                                                    UNIT VALUE(1)             INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                        LOWEST TO         NET        INCOME        LOWEST TO        LOWEST TO
                                          UNITS       HIGHEST ($)  ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                     ---------- ----------------- ----------- ------------- ---------------- -------------------
MIST Lazard Mid Cap             2008  3,754,337      7.71 - 10.18  36,151,055          1.00      0.50 - 2.30 (39.71) - (38.61)
  Investment Division           2007  4,506,764     12.66 - 16.48  71,203,257          0.42      0.60 - 2.30   (4.93) - (3.30)
                                2006  3,342,852     13.18 - 16.84  54,992,866          0.36      0.95 - 2.30    12.05 - 13.87
                                2005  2,877,414     11.76 - 14.81  41,868,418          0.21      0.95 - 2.30      5.63 - 7.40
                                2004  2,505,486     10.95 - 13.82  34,153,806            --      0.95 - 2.30     7.34 - 13.37
MIST Met/AIM Small Cap          2008  2,018,773      8.69 - 10.34  19,716,764            --      0.50 - 2.30 (40.13) - (39.03)
  Growth Investment Division    2007  2,078,620     14.54 - 16.96  33,578,933            --      0.50 - 2.30     8.53 - 10.51
                                2006  1,763,663     13.18 - 15.26  25,970,736            --      0.60 - 2.30    11.55 - 13.48
                                2005  1,475,123     11.68 - 13.45  19,296,323            --      0.60 - 2.30      5.85 - 7.60
                                2004  1,153,716     10.86 - 12.50 142,129,409            --      0.60 - 2.30      4.15 - 8.60
MIST Harris Oakmark             2008 14,571,842      9.41 - 12.13 167,003,504          1.70      0.50 - 2.30 (42.23) - (41.11)
  International                 2007 18,591,597     16.12 - 20.62 364,951,267          0.83      0.50 - 2.30   (3.38) - (1.50)
  Investment Division           2006 16,996,340     16.51 - 20.96 341,781,933          2.25      0.50 - 2.30    25.93 - 28.37
                                2005  9,989,980     12.90 - 16.11 158,028,315          0.05      0.95 - 2.30    11.65 - 13.40
                                2004  4,686,847     11.70 - 14.23  65,755,444          0.01      0.95 - 2.30    12.68 - 19.58
MIST Oppenheimer Capital        2008  3,446,175       5.12 - 7.08  19,597,897          3.52      0.50 - 2.30 (47.17) - (46.21)
  Appreciation                  2007  2,700,894      9.70 - 13.22  29,078,859          0.01      0.50 - 2.30    11.68 - 13.72
  Investment Division           2006  1,339,707      8.74 - 11.66  12,773,771          0.12      0.95 - 2.20      5.28 - 6.80
                                2005    448,382      8.36 - 10.93   4,043,647          0.02      0.95 - 2.05      3.23 - 3.55
                                2004         42       8.34 - 8.44         357          0.74      1.15 - 1.45      4.89 - 5.24
MIST Legg Mason Partners        2008  3,214,060       4.40 - 7.43  15,530,392          0.01      0.95 - 2.30 (40.44) - (39.53)
  Aggressive Growth             2007  3,543,970      7.38 - 12.29  28,433,627          0.12      0.95 - 2.30    (0.07) - 1.63
  Investment Division           2006  4,041,330      7.39 - 12.09  32,049,679            --      0.95 - 2.30   (3.91) - (2.50)
                                2005  3,428,990      7.69 - 12.41  28,090,437            --      0.95 - 2.30    10.93 - 12.78
                                2004  2,835,847      6.93 - 11.00  20,717,976            --      0.95 - 2.30     6.11 - 10.53
MIST Third Avennue Small Cap    2008    420,511     11.92 - 12.78   5,140,445          0.72      0.50 - 1.55 (30.91) - (30.17)
  Value Investment Division     2007    372,086     17.25 - 18.31   6,558,207          0.92      0.50 - 1.55   (4.52) - (3.51)
                                2006    263,473     18.07 - 18.97   4,845,048          0.40      0.50 - 1.55    11.39 - 12.57
                                2005    138,389     16.22 - 16.46   2,276,433            --      1.15 - 1.55    13.74 - 14.15
                                2004     27,952     14.26 - 14.42     403,590          0.43      1.15 - 1.55    24.54 - 25.07
MIST Clarion Global Real Estate 2008 16,326,816       1.60 - 9.78 153,313,019          1.70      0.50 - 2.30 (43.01) - (41.94)
  Investment Division           2007 17,742,339      2.76 - 16.85 289,685,350          0.99      0.50 - 2.30 (16.95) - (15.35)
                                2006 19,640,662      3.27 - 19.92 382,243,470          0.93      0.50 - 2.30    34.50 - 37.01
                                2005 11,156,645      2.39 - 14.51 159,988,876            --      0.95 - 2.30    10.69 - 12.61
                                2004  4,508,731     12.76 - 12.89  57,896,986          3.20      0.95 - 2.30    27.56 - 28.90
MIST Legg Mason Value Equity    2008  3,362,241       3.82 - 4.46  14,231,373          0.14      0.95 - 2.30 (55.65) - (54.86)
  Investment Division           2007  3,317,525       8.61 - 9.88  31,321,834            --      0.95 - 2.30   (8.06) - (6.61)
  (Commenced 5/1/2006)          2006  3,401,505      9.36 - 10.58  34,609,899          0.08      0.95 - 2.30    10.59 - 12.34
MIST SSgA Growth ETF            2008    865,844       7.63 - 8.09   6,834,582          1.48      0.50 - 2.30 (34.50) - (33.30)
  Investment Division           2007  1,055,765     11.65 - 12.13  12,579,610            --      0.50 - 2.30      3.20 - 5.09
  (Commenced 5/1/2006)          2006    322,952     11.30 - 11.50   3,692,601          1.65      0.95 - 2.20    11.38 - 12.93
MIST SSgA Growth and Income     2008  1,018,446       8.32 - 8.83   8,767,451          1.56      0.50 - 2.30 (26.77) - (25.43)
  ETF Investment Division       2007    447,213     11.37 - 11.84   5,202,299            --      0.50 - 2.30      2.99 - 4.87
  (Commenced 5/1/2006)          2006    266,996     11.05 - 11.23   2,982,650          2.24      0.95 - 2.20     9.30 - 10.72

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                             AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                      ---------- ----------------------------- --------------------------------------------------
                                                   UNIT VALUE(1)               INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                       LOWEST TO           NET        INCOME        LOWEST TO        LOWEST TO
                                           UNITS     HIGHEST ($)    ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                      ---------- --------------- ------------- ------------- ---------------- -------------------
MIST PIMCO Inflation Protected   2008 16,462,465   10.58 - 11.78   184,375,735          3.63      0.50 - 2.30   (9.01) - (7.23)
  Bond Investment Division       2007  3,447,591   11.63 - 12.70    41,963,317          1.70      0.65 - 2.30     8.27 - 10.36
  (Commenced 5/1/2006)           2006  1,228,621   10.74 - 11.51    13,684,136            --      0.65 - 2.30    (1.89) - 0.00
MIST Janus Forty
  Investment Division            2008  1,331,773  80.39 - 175.43   139,405,695          4.92      0.50 - 2.30 (43.32) - (42.29)
  (Commenced 4/30/2007)          2007    277,193 141.84 - 304.58    50,512,056            --      0.50 - 2.30    27.14 - 29.47
MIST BlackRock Large Cap Core
  Investment Division            2008 22,319,434    9.08 - 61.28   589,510,769          0.70      0.50 - 2.30 (38.74) - (37.62)
  (Commenced 4/30/2007)          2007 25,948,608   14.57 - 95.85 1,097,474,099            --      0.60 - 2.30      3.94 - 5.74
Variable B Investment Division   2008    142,021  30.10 - 111.12    14,787,926          0.71             1.00 (37.74) - (37.59)
                                 2007    167,124  48.23 - 178.48    28,073,493          1.59             1.00      5.57 - 6.09
                                 2006    202,085  45.46 - 169.07    32,075,445          1.35             1.00            13.22
                                 2005    256,179  39.84 - 149.63    34,430,948          1.11             1.00      2.64 - 4.24
                                 2004    280,320  38.22 - 145.78    35,610,341          0.76             1.00      7.09 - 9.21
Variable C Investment Division   2008      9,309 111.12 - 139.06     1,191,340          0.73             1.00 (37.74) - (37.12)
                                 2007     11,081 178.48 - 221.14     2,233,598          1.54             1.00      5.57 - 6.63
                                 2006     11,969 169.07 - 207.39     2,255,006          1.36             1.00            13.61
                                 2005     16,427 149.63 - 181.74     2,530,897          1.22             1.00      2.64 - 3.66
                                 2004     16,427 145.78 - 175.32     2,571,598          0.45             1.00     9.21 - 10.31
MIST American Funds Balanced
  Allocation Investment Division
  (Commenced 4/28/2008)          2008  9,087,721     6.97 - 7.06    63,741,086          6.96      0.50 - 2.30 (30.31) - (29.41)
MIST American Funds Growth
  Allocation Investment Division
  (Commenced 4/28/2008)          2008 15,561,108     6.32 - 6.40    99,006,699          7.24      0.50 - 2.30 (36.79) - (35.97)
MIST American Funds Moderate
  Allocation Investment Division
  (Commenced 4/28/2008)          2008 15,201,857     7.64 - 7.74   116,911,851          6.90      0.50 - 2.30 (23.62) - (22.63)
MIST Met/Templeton Growth
  Investment Division
  (Commenced 4/28/2008)          2008    329,768     6.54 - 6.61     2,167,857          1.01      0.50 - 2.30 (34.60) - (33.90)
MIST Met/Franklin Income
  Investment Division
  (Commenced 4/28/2008)          2008  1,062,043     7.94 - 8.01     8,486,992          4.42      0.95 - 2.30 (20.62) - (19.88)
MIST Met/Franklin Mutual Shares
  Investment Division
  (Commenced 4/28/2008)          2008    696,867     6.57 - 6.64     4,602,420          5.65      0.50 - 2.30 (34.29) - (33.59)
MIST Met/Franklin Templeton
  Founding Strategy
  Investment Division
  (Commenced 4/28/2008)          2008  2,808,700     7.01 - 7.06    19,766,948          3.23      0.95 - 2.30 (29.93) - (29.44)

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONCLUDED)

6. FINANCIAL HIGHLIGHTS -- (CONCLUDED)

                                                         AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                  ---------- ----------------------------- --------------------------------------------------
                                               UNIT VALUE(1)               INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                   LOWEST TO           NET        INCOME        LOWEST TO        LOWEST TO
                                       UNITS     HIGHEST ($)    ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                  ---------- --------------- ------------- ------------- ---------------- -------------------
American Funds Growth        2008  7,803,883   8.50 - 114.72   745,808,628          0.81      0.50 - 2.30 (45.39) - (44.33)
  Investment Division        2007  7,732,180  15.36 - 206.31 1,339,638,488          0.81      0.50 - 2.30     9.50 - 11.62
                             2006  7,208,741  13.81 - 185.02 1,130,973,142          0.85      0.50 - 2.55     5.17 - 11.04
                             2005  5,817,927  12.65 - 165.46   843,004,006          0.74      0.60 - 2.30     8.32 - 15.21
                             2004  4,245,543 100.66 - 143.62   542,082,661          0.20      0.85 - 2.30     3.61 - 11.54
American Funds Growth-Income 2008  7,042,671    8.27 - 86.49   506,869,989          1.67      0.50 - 2.30 (39.42) - (38.25)
  Investment Division        2007  7,633,730  13.47 - 140.21   901,350,156          1.55      0.50 - 2.30      2.38 - 4.25
                             2006  7,224,552  12.99 - 134.49   825,698,989          1.64      0.50 - 2.55     9.93 - 16.07
                             2005  6,416,996  11.36 - 115.07   648,646,801          1.42      0.60 - 2.30    (1.34) - 4.93
                             2004  5,181,523  76.86 - 109.66   506,094,791          1.02      0.85 - 2.30      4.85 - 9.44
American Funds Global Small  2008 19,436,946    9.59 - 17.36   312,334,366            --      0.50 - 2.30 (54.70) - (53.82)
  Capitalization             2007 20,755,088   20.82 - 37.63   728,759,168          2.98      0.50 - 2.30    18.36 - 20.64
  Investment Division        2006 17,064,435   17.31 - 31.23   501,254,164          0.46      0.50 - 2.55    20.10 - 23.25
                             2005 12,642,767   14.09 - 25.17   304,247,953          0.88      0.60 - 2.30    21.12 - 24.46
                             2004  8,037,895   18.07 - 20.25   156,789,112            --      0.85 - 2.30    11.42 - 35.71
American Funds Bond          2008  9,033,547   12.39 - 15.47   126,244,537          5.09      0.50 - 2.30  (11.64) - (9.94)
  Investment Division        2007 11,482,973   14.02 - 17.18   179,627,859          8.58      0.50 - 2.30      0.71 - 2.66
  (Commenced 5/1/2006 )      2006  3,656,960   13.92 - 16.74    56,220,877          0.65      0.50 - 2.55      3.55 - 6.42

(1) The Company sells a number of variable annuity products which have unique combinations of features and fees that are charged against the contract owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.

(2) These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Divisions from the underlying portfolio, series, or fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the Investment Division is affected by the timing of the declaration of dividends by the underlying portfolio, series, or fund in which the Investment Division invests.

(3) These amounts represent the annualized contract expenses of each of the applicable Investment Divisions, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying portfolio, series, or fund have been excluded.

(4) These amounts represent the total return for the period indicated, including changes in the value of the underlying portfolio, series, or fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. The total return is presented as a range of minimum to maximum returns, based on minimum and maximum returns within each product grouping of the applicable Investment Divisions.

7. SUBSEQUENT EVENT

The Company anticipates merging The New England Variable Account, which is another separate account of the Company, with and into the Separate Account on or about November 9, 2009, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Contracts.

ANNUAL REPORT

DECEMBER 31, 2008

  THE NEW ENGLAND VARIABLE ACCOUNT OF METROPOLITAN LIFE INSURANCE COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Contract Owners of
The New England Variable Account
and the Board of Directors of
Metropolitan Life Insurance Company:

We have audited the accompanying statements of assets and liabilities of The New England Variable Account (the "Separate Account") of Metropolitan Life Insurance Company (the "Company") comprising each of the individual Sub-Accounts listed in Appendix A as of December 31, 2008, the related statements of operations in the year then ended, and the statements of changes in net assets for each of the periods presented in the two years then ended. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2008, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Sub-Accounts constituting the Separate Account of the Company as of December 31, 2008, the results of their operations in the year then ended, and the changes in their net assets for each of the periods presented in the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, FL
March 31, 2009
(November 2, 2009 as to Note 7)

APPENDIX A

MSF Zenith Equity Sub-Account
MSF BlackRock Bond Income Sub-Account
MSF BlackRock Money Market Sub-Account
MSF MFS Total Return Sub-Account
MSF Harris Oakmark Focused Value Sub-Account
MSF FI Value Leaders Sub-Account
MSF Loomis Sayles Small Cap Sub-Account
MSF Western Asset Management U.S. Government
Sub-Account
MSF BlackRock Legacy Large Cap Growth
Sub-Account
MSF Davis Venture Value Sub-Account
MSF Western Asset Management Strategic Bond
Opportunities Sub-Account
MSF Julius Baer International Stock Sub-Account
MSF Jennison Growth Sub-Account
MSF FI Mid Cap Opportunities Sub-Account
MSF Russell 2000 Index Sub-Account
MSF MetLife Stock Index Sub-Account
MSF MetLife Mid Cap Stock Index Sub-Account
MSF Morgan Stanley EAFE Index Sub-Account
MSF Lehman Brothers Aggregate Bond Index
Sub-Account
MSF Neuberger Berman Mid Cap Value Sub-Account
MSF Franklin Templeton Small Cap Growth
Sub-Account
MSF BlackRock Large Cap Value Sub-Account
MSF MFS Value Sub-Account
MSF BlackRock Strategic Value Sub-Account
MSF T. Rowe Price Large Cap Growth Sub-Account
MSF T. Rowe Price Small Cap Growth Sub-Account
MSF Oppenheimer Global Equity Sub-Account
MSF BlackRock Aggressive Growth Sub-Account
MSF BlackRock Diversified Sub-Account
MSF MetLife Conservative Allocation Sub-Account
MSF MetLife Conservative to Moderate Allocation
Sub-Account
MSF MetLife Moderate Allocation Sub-Account
MSF MetLife Moderate to Aggressive Allocation
Sub-Account
MSF MetLife Aggressive Allocation Sub-Account
MSF FI Large Cap Sub-Account
Fidelity VIP Equity-Income Sub-Account
MIST Lord Abbett Bond Debenture Sub-Account
MIST PIMCO Total Return Sub-Account
MIST RCM Technology Sub-Account
MIST T. Rowe Price Mid Cap Growth Sub-Account
MIST MFS Research International Sub-Account
MIST Lazard Mid Cap Sub-Account
MIST Met/AIM Small Cap Growth Sub-Account
MIST Harris Oakmark International Sub-Account

MIST Legg Mason Partners Aggressive Growth
Sub-Account
MIST Clarion Global Real Estate Sub-Account
MIST Oppenheimer Capital Appreciation Sub-Account
MIST Legg Mason Value Equity Sub-Account
MIST SSgA Growth ETF Sub-Account
MIST PIMCO Inflation Protected Bond Sub-Account
MIST BlackRock Large Cap Core Sub-Account
MIST Janus Forty Sub-Account
American Funds Growth Sub-Account
American Funds Growth-Income Sub-Account
American Funds Global Small Capitalization
Sub-Account
American Funds Bond Sub-Account

This page is intentionally left blank.

THE NEW ENGLAND VARIABLE ACCOUNT
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 2008

                                                 MSF MSF BLACKROCK MSF BLACKROCK      MSF MFS
                                       ZENITH EQUITY   BOND INCOME  MONEY MARKET TOTAL RETURN
                                         SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT
                                       ------------- ------------- ------------- ------------
ASSETS:
  Investments at fair value             $ 78,903,623  $ 25,816,169  $ 27,124,339 $ 25,708,229
  Due from Metropolitan Life Insurance
     Company                                      --            26             7            3
                                       ------------- ------------- ------------- ------------
       Total Assets                       78,903,623    25,816,195    27,124,346   25,708,232
                                       ------------- ------------- ------------- ------------
LIABILITIES:
  Other payables                                  --            --            --           --
  Due to Metropolitan Life Insurance
     Company                                     102           115            94          182
                                       ------------- ------------- ------------- ------------
       Total Liabilities                         102           115            94          182
                                       ------------- ------------- ------------- ------------
NET ASSETS                              $ 78,903,521  $ 25,816,080  $ 27,124,252 $ 25,708,050
                                       ============= ============= ============= ============
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units    $ 75,000,921  $ 23,267,178  $ 26,351,998 $ 23,643,406
  Net assets from contracts in payout      3,902,600     2,548,902       772,254    2,064,644
                                       ------------- ------------- ------------- ------------
       Total Net Assets                 $ 78,903,521  $ 25,816,080  $ 27,124,252 $ 25,708,050
                                       ============= ============= ============= ============

The accompanying notes are an integral part of these financial statements.

THE NEW ENGLAND VARIABLE ACCOUNT
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                                                                          MSF WESTERN ASSET
                                       MSF HARRIS OAKMARK        MSF FI MSF LOOMIS SAYLES        MANAGEMENT
                                            FOCUSED VALUE VALUE LEADERS         SMALL CAP   U.S. GOVERNMENT
                                              SUB-ACCOUNT   SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT
                                       ------------------ ------------- ----------------- -----------------
ASSETS:
  Investments at fair value                  $ 10,671,604   $ 8,843,839      $ 15,035,058       $ 3,755,194
  Due from Metropolitan Life Insurance
     Company                                           --            --                --                --
                                       ------------------ ------------- ----------------- -----------------
       Total Assets                            10,671,604     8,843,839        15,035,058         3,755,194
                                       ------------------ ------------- ----------------- -----------------
LIABILITIES:
  Other payables                                       --            --                --                --
  Due to Metropolitan Life Insurance
     Company                                          118           183                91                56
                                       ------------------ ------------- ----------------- -----------------
       Total Liabilities                              118           183                91                56
                                       ------------------ ------------- ----------------- -----------------
NET ASSETS                                   $ 10,671,486   $ 8,843,656      $ 15,034,967       $ 3,755,138
                                       ================== ============= ================= =================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units         $ 10,244,049   $ 8,504,153      $ 14,690,311       $ 3,439,748
  Net assets from contracts in payout             427,437       339,503           344,656           315,390
                                       ------------------ ------------- ----------------- -----------------
       Total Net Assets                      $ 10,671,486   $ 8,843,656      $ 15,034,967       $ 3,755,138
                                       ================== ============= ================= =================

The accompanying notes are an integral part of these financial statements.

                                         MSF WESTERN ASSET
          MSF BLACKROCK     MSF DAVIS MANAGEMENT STRATEGIC     MSF JULIUS BAER MSF JENNISON MSF FI MID CAP
LEGACY LARGE CAP GROWTH VENTURE VALUE   BOND OPPORTUNITIES INTERNATIONAL STOCK       GROWTH  OPPORTUNITIES
            SUB-ACCOUNT   SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT  SUB-ACCOUNT    SUB-ACCOUNT
----------------------- ------------- -------------------- ------------------- ------------ --------------
           $ 18,314,445  $ 28,394,090          $ 8,044,815         $ 3,283,000    $ 184,432      $ 297,903
                     --            --                   --                  --           --             --
----------------------- ------------- -------------------- ------------------- ------------ --------------
             18,314,445    28,394,090            8,044,815           3,283,000      184,432        297,903
----------------------- ------------- -------------------- ------------------- ------------ --------------
                     --            --                   --                  --           --             --
                    110            76                  121                 104           63            122
----------------------- ------------- -------------------- ------------------- ------------ --------------
                    110            76                  121                 104           63            122
----------------------- ------------- -------------------- ------------------- ------------ --------------
           $ 18,314,335  $ 28,394,014          $ 8,044,694         $ 3,282,896    $ 184,369      $ 297,781
======================= ============= ==================== =================== ============ ==============
           $ 17,821,234  $ 27,294,157          $ 7,423,955         $ 3,117,254    $ 157,036      $ 288,152
                493,101     1,099,857              620,739             165,642       27,333          9,629
----------------------- ------------- -------------------- ------------------- ------------ --------------
           $ 18,314,335  $ 28,394,014          $ 8,044,694         $ 3,282,896    $ 184,369      $ 297,781
======================= ============= ==================== =================== ============ ==============

The accompanying notes are an integral part of these financial statements.

THE NEW ENGLAND VARIABLE ACCOUNT
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                       MSF RUSSELL MSF METLIFE MSF METLIFE MID CAP MSF MORGAN STANLEY
                                        2000 INDEX STOCK INDEX         STOCK INDEX         EAFE INDEX
                                       SUB-ACCOUNT SUB-ACCOUNT         SUB-ACCOUNT        SUB-ACCOUNT
                                       ----------- ----------- ------------------- ------------------
ASSETS:
  Investments at fair value            $ 1,249,068 $ 9,305,897         $ 1,147,009        $ 1,201,121
  Due from Metropolitan Life Insurance
     Company                                    --           3                  --                 --
                                       ----------- ----------- ------------------- ------------------
       Total Assets                      1,249,068   9,305,900           1,147,009          1,201,121
                                       ----------- ----------- ------------------- ------------------
LIABILITIES:
  Other payables                                --          --                  --                 --
  Due to Metropolitan Life Insurance
     Company                                    73         224                 114                 40
                                       ----------- ----------- ------------------- ------------------
       Total Liabilities                        73         224                 114                 40
                                       ----------- ----------- ------------------- ------------------
NET ASSETS                             $ 1,248,995 $ 9,305,676         $ 1,146,895        $ 1,201,081
                                       =========== =========== =================== ==================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units   $ 1,243,484 $ 8,868,853         $ 1,106,863        $ 1,153,700
  Net assets from contracts in payout        5,511     436,823              40,032             47,381
                                       ----------- ----------- ------------------- ------------------
       Total Net Assets                $ 1,248,995 $ 9,305,676         $ 1,146,895        $ 1,201,081
                                       =========== =========== =================== ==================

The accompanying notes are an integral part of these financial statements.

                                  MSF
 MSF LEHMAN BROTHERS NEUBERGER BERMAN MSF FRANKLIN TEMPLETON   MSF BLACKROCK     MSF MFS   MSF BLACKROCK
AGGREGATE BOND INDEX    MID CAP VALUE       SMALL CAP GROWTH LARGE CAP VALUE       VALUE STRATEGIC VALUE
         SUB-ACCOUNT      SUB-ACCOUNT            SUB-ACCOUNT     SUB-ACCOUNT SUB-ACCOUNT     SUB-ACCOUNT
-------------------- ---------------- ---------------------- --------------- ----------- ---------------
         $ 2,166,378      $ 2,179,089              $ 211,385       $ 426,459   $ 602,515     $ 4,209,982
                  --               --                     --              --          --              --
-------------------- ---------------- ---------------------- --------------- ----------- ---------------
           2,166,378        2,179,089                211,385         426,459     602,515       4,209,982
-------------------- ---------------- ---------------------- --------------- ----------- ---------------
                  --               --                     --              --          --              --
                 165              120                    130              32         140              41
-------------------- ---------------- ---------------------- --------------- ----------- ---------------
                 165              120                    130              32         140              41
-------------------- ---------------- ---------------------- --------------- ----------- ---------------
         $ 2,166,213      $ 2,178,969              $ 211,255       $ 426,427   $ 602,375     $ 4,209,941
==================== ================ ====================== =============== =========== ===============
         $ 1,989,746      $ 2,146,033              $ 193,320       $ 426,427   $ 573,458     $ 3,963,858
             176,467           32,936                 17,935              --      28,917         246,083
-------------------- ---------------- ---------------------- --------------- ----------- ---------------
         $ 2,166,213      $ 2,178,969              $ 211,255       $ 426,427   $ 602,375     $ 4,209,941
==================== ================ ====================== =============== =========== ===============

The accompanying notes are an integral part of these financial statements.

THE NEW ENGLAND VARIABLE ACCOUNT
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                       MSF T. ROWE PRICE MSF T. ROWE PRICE MSF OPPENHEIMER     MSF BLACKROCK
                                        LARGE CAP GROWTH  SMALL CAP GROWTH   GLOBAL EQUITY AGGRESSIVE GROWTH
                                             SUB-ACCOUNT       SUB-ACCOUNT     SUB-ACCOUNT       SUB-ACCOUNT
                                       ----------------- ----------------- --------------- -----------------
ASSETS:
  Investments at fair value                    $ 686,257         $ 157,044       $ 347,570         $ 169,521
  Due from Metropolitan Life Insurance
     Company                                          --                --              --                --
                                       ----------------- ----------------- --------------- -----------------
       Total Assets                              686,257           157,044         347,570           169,521
                                       ----------------- ----------------- --------------- -----------------
LIABILITIES:
  Other payables                                      --                --              --                --
  Due to Metropolitan Life Insurance
     Company                                          73                64              22                43
                                       ----------------- ----------------- --------------- -----------------
       Total Liabilities                              73                64              22                43
                                       ----------------- ----------------- --------------- -----------------
NET ASSETS                                     $ 686,184         $ 156,980       $ 347,548         $ 169,478
                                       ================= ================= =============== =================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units           $ 686,184         $ 156,980       $ 347,548         $ 169,478
  Net assets from contracts in payout                 --                --              --                --
                                       ----------------- ----------------- --------------- -----------------
       Total Net Assets                        $ 686,184         $ 156,980       $ 347,548         $ 169,478
                                       ================= ================= =============== =================

The accompanying notes are an integral part of these financial statements.

                               MSF METLIFE             MSF METLIFE
               MSF METLIFE CONSERVATIVE TO MSF METLIFE MODERATE TO MSF METLIFE
MSF BLACKROCK CONSERVATIVE        MODERATE    MODERATE  AGGRESSIVE  AGGRESSIVE
  DIVERSIFIED   ALLOCATION      ALLOCATION  ALLOCATION  ALLOCATION  ALLOCATION
  SUB-ACCOUNT  SUB-ACCOUNT     SUB-ACCOUNT SUB-ACCOUNT SUB-ACCOUNT SUB-ACCOUNT
------------- ------------ --------------- ----------- ----------- -----------
    $ 169,902    $ 519,353     $ 1,059,646 $ 2,724,932   $ 902,885   $ 489,371
            1           --               2          --          --          --
------------- ------------ --------------- ----------- ----------- -----------
      169,903      519,353       1,059,648   2,724,932     902,885     489,371
------------- ------------ --------------- ----------- ----------- -----------
           --           --              --          --          --          --
           68           59              23           2          69          54
------------- ------------ --------------- ----------- ----------- -----------
           68           59              23           2          69          54
------------- ------------ --------------- ----------- ----------- -----------
    $ 169,835    $ 519,294     $ 1,059,625 $ 2,724,930   $ 902,816   $ 489,317
============= ============ =============== =========== =========== ===========
    $ 169,835    $ 519,294     $ 1,059,625 $ 2,724,930   $ 902,816   $ 489,317
           --           --              --          --          --          --
------------- ------------ --------------- ----------- ----------- -----------
    $ 169,835    $ 519,294     $ 1,059,625 $ 2,724,930   $ 902,816   $ 489,317
============= ============ =============== =========== =========== ===========

The accompanying notes are an integral part of these financial statements.

THE NEW ENGLAND VARIABLE ACCOUNT
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                            MSF FI  FIDELITY VIP MIST LORD ABBETT   MIST PIMCO
                                         LARGE CAP EQUITY-INCOME   BOND DEBENTURE TOTAL RETURN
                                       SUB-ACCOUNT   SUB-ACCOUNT      SUB-ACCOUNT  SUB-ACCOUNT
                                       ----------- ------------- ---------------- ------------
ASSETS:
  Investments at fair value               $ 95,492  $ 19,784,901      $ 1,571,758  $ 6,590,113
  Due from Metropolitan Life Insurance
     Company                                     6            --               --           --
                                       ----------- ------------- ---------------- ------------
       Total Assets                         95,498    19,784,901        1,571,758    6,590,113
                                       ----------- ------------- ---------------- ------------
LIABILITIES:
  Other payables                                --            --               --           --
  Due to Metropolitan Life Insurance
     Company                                    66           185              135           62
                                       ----------- ------------- ---------------- ------------
       Total Liabilities                        66           185              135           62
                                       ----------- ------------- ---------------- ------------
NET ASSETS                                $ 95,432  $ 19,784,716      $ 1,571,623  $ 6,590,051
                                       =========== ============= ================ ============
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units      $ 95,432  $ 18,964,640      $ 1,523,255  $ 6,400,109
  Net assets from contracts in payout           --       820,076           48,368      189,942
                                       ----------- ------------- ---------------- ------------
       Total Net Assets                   $ 95,432  $ 19,784,716      $ 1,571,623  $ 6,590,051
                                       =========== ============= ================ ============

The accompanying notes are an integral part of these financial statements.

   MIST RCM MIST T. ROWE PRICE MIST MFS RESEARCH MIST LAZARD     MIST MET/AIM MIST HARRIS OAKMARK
 TECHNOLOGY     MID CAP GROWTH     INTERNATIONAL     MID CAP SMALL CAP GROWTH       INTERNATIONAL
SUB-ACCOUNT        SUB-ACCOUNT       SUB-ACCOUNT SUB-ACCOUNT      SUB-ACCOUNT         SUB-ACCOUNT
----------- ------------------ ----------------- ----------- ---------------- -------------------
  $ 289,630        $ 1,331,692      $ 14,331,540   $ 280,605        $ 204,980         $ 2,377,325
         --                 --                --          --                2                  --
----------- ------------------ ----------------- ----------- ---------------- -------------------
    289,630          1,331,692        14,331,540     280,605          204,982           2,377,325
----------- ------------------ ----------------- ----------- ---------------- -------------------
         --                 --                --          --               --                  --
         32                108               179          99               49                  67
----------- ------------------ ----------------- ----------- ---------------- -------------------
         32                108               179          99               49                  67
----------- ------------------ ----------------- ----------- ---------------- -------------------
  $ 289,598        $ 1,331,584      $ 14,331,361   $ 280,506        $ 204,933         $ 2,377,258
=========== ================== ================= =========== ================ ===================
  $ 289,598        $ 1,300,018      $ 13,861,008   $ 269,003        $ 203,872         $ 2,329,689
         --             31,566           470,353      11,503            1,061              47,569
----------- ------------------ ----------------- ----------- ---------------- -------------------
  $ 289,598        $ 1,331,584      $ 14,331,361   $ 280,506        $ 204,933         $ 2,377,258
=========== ================== ================= =========== ================ ===================

The accompanying notes are an integral part of these financial statements.

THE NEW ENGLAND VARIABLE ACCOUNT
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                         MIST LEGG MASON
                                                PARTNERS MIST CLARION GLOBAL     MIST OPPENHEIMER MIST LEGG MASON
                                       AGGRESSIVE GROWTH         REAL ESTATE CAPITAL APPRECIATION    VALUE EQUITY
                                             SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT     SUB-ACCOUNT
                                       ----------------- ------------------- -------------------- ---------------
ASSETS:
  Investments at fair value                    $ 103,622           $ 920,138            $ 136,474       $ 155,643
  Due from Metropolitan Life Insurance
     Company                                          --                  --                   --              --
                                       ----------------- ------------------- -------------------- ---------------
       Total Assets                              103,622             920,138              136,474         155,643
                                       ----------------- ------------------- -------------------- ---------------
LIABILITIES:
  Other payables                                      --                  --                   --              --
  Due to Metropolitan Life Insurance
     Company                                          29                 102                   23              20
                                       ----------------- ------------------- -------------------- ---------------
       Total Liabilities                              29                 102                   23              20
                                       ----------------- ------------------- -------------------- ---------------
NET ASSETS                                     $ 103,593           $ 920,036            $ 136,451       $ 155,623
                                       ================= =================== ==================== ===============
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units           $ 103,304           $ 911,944            $ 136,451       $ 155,623
  Net assets from contracts in payout                289               8,092                   --              --
                                       ----------------- ------------------- -------------------- ---------------
       Total Net Assets                        $ 103,593           $ 920,036            $ 136,451       $ 155,623
                                       ================= =================== ==================== ===============

The accompanying notes are an integral part of these financial statements.

                MIST PIMCO
  MIST SSGA      INFLATION MIST BLACKROCK  MIST JANUS AMERICAN FUNDS AMERICAN FUNDS
 GROWTH ETF PROTECTED BOND LARGE CAP CORE       FORTY         GROWTH  GROWTH-INCOME
SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT
----------- -------------- -------------- ----------- -------------- --------------
   $ 10,331    $ 1,646,561      $ 171,538   $ 628,272    $ 6,257,643    $ 3,960,679
          5             --             --          65              2              1
----------- -------------- -------------- ----------- -------------- --------------
     10,336      1,646,561        171,538     628,337      6,257,645      3,960,680
----------- -------------- -------------- ----------- -------------- --------------
         --             --             --          --             --             --
         44             38             46         106            163             46
----------- -------------- -------------- ----------- -------------- --------------
         44             38             46         106            163             46
----------- -------------- -------------- ----------- -------------- --------------
   $ 10,292    $ 1,646,523      $ 171,492   $ 628,231    $ 6,257,482    $ 3,960,634
=========== ============== ============== =========== ============== ==============
   $ 10,292    $ 1,646,523      $ 169,614   $ 619,929    $ 6,134,889    $ 3,863,821
         --             --          1,878       8,302        122,593         96,813
----------- -------------- -------------- ----------- -------------- --------------
   $ 10,292    $ 1,646,523      $ 171,492   $ 628,231    $ 6,257,482    $ 3,960,634
=========== ============== ============== =========== ============== ==============

The accompanying notes are an integral part of these financial statements.

THE NEW ENGLAND VARIABLE ACCOUNT
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONCLUDED)
DECEMBER 31, 2008

                                               AMERICAN FUNDS
                                                 GLOBAL SMALL AMERICAN FUNDS
                                               CAPITALIZATION           BOND
                                                  SUB-ACCOUNT    SUB-ACCOUNT
                                               -------------- --------------
ASSETS:
  Investments at fair value                       $ 2,950,536      $ 731,308
  Due from Metropolitan Life Insurance Company             --             --
                                               -------------- --------------
       Total Assets                                 2,950,536        731,308
                                               -------------- --------------
LIABILITIES:
  Other payables                                           --             --
  Due to Metropolitan Life Insurance Company              100             68
                                               -------------- --------------
       Total Liabilities                                  100             68
                                               -------------- --------------
NET ASSETS                                        $ 2,950,436      $ 731,240
                                               ============== ==============
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units              $ 2,904,762      $ 731,240
  Net assets from contracts in payout                  45,674             --
                                               -------------- --------------
       Total Net Assets                           $ 2,950,436      $ 731,240
                                               ============== ==============

The accompanying notes are an integral part of these financial statements.

This page is intentionally left blank.

THE NEW ENGLAND VARIABLE ACCOUNT
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

                                                      MSF    MSF BLACKROCK    MSF BLACKROCK      MSF MFS
                                            ZENITH EQUITY      BOND INCOME     MONEY MARKET TOTAL RETURN
                                              SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT  SUB-ACCOUNT
                                            ---------------- ---------------- ------------- ---------------
INVESTMENT INCOME:
      Dividends                               $ 3,356,358      $ 1,639,542        $ 741,347  $ 1,288,857
                                            ---------------- ---------------- ------------- ---------------
EXPENSES:
      Mortality and expense risk
        charges                                 1,152,778          291,194          254,046      327,767
      Administrative charges                      486,843          123,302          103,885      138,660
                                            ---------------- ---------------- ------------- ---------------
        Total expenses                          1,639,621          414,496          357,931      466,427
                                            ---------------- ---------------- ------------- ---------------
           Net investment income (loss)         1,716,737        1,225,046          383,416      822,430
                                            ---------------- ---------------- ------------- ---------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 858,077               --               --    2,797,708
      Realized gains (losses) on sale of
        investments                            (2,813,932)        (162,873)              --     (603,666)
                                            ---------------- ---------------- ------------- ---------------
           Net realized gains (losses)         (1,955,855)        (162,873)              --    2,194,042
                                            ---------------- ---------------- ------------- ---------------
     Change in unrealized gains (losses)
        on investments                        (56,654,432)      (2,526,416)              --  (11,771,442)
                                            ---------------- ---------------- ------------- ---------------
     Net realized and unrealized
        gains (losses) on investments         (58,610,287)      (2,689,289)              --   (9,577,400)
                                            ---------------- ---------------- ------------- ---------------
     Net increase (decrease) in net assets
        resulting from operations           $ (56,893,550)    $ (1,464,243)       $ 383,416 $ (8,754,970)
                                            ================ ================ ============= ===============

The accompanying notes are an integral part of these financial statements.

           MSF                                          MSF WESTERN ASSET                 MSF
HARRIS OAKMARK           MSF FI    MSF LOOMIS SAYLES           MANAGEMENT    BLACKROCK LEGACY        MSF DAVIS
 FOCUSED VALUE    VALUE LEADERS            SMALL CAP      U.S. GOVERNMENT    LARGE CAP GROWTH    VENTURE VALUE
   SUB-ACCOUNT      SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT      SUB-ACCOUNT
----------------- ---------------- -------------------- -------------------- ------------------- ----------------
      $ 77,014        $ 279,668                 $ --            $ 200,912           $ 135,552        $ 669,736
----------------- ---------------- -------------------- -------------------- ------------------- ----------------
       183,688          131,312              220,523               42,432             275,255          444,041
        77,539           55,399               92,961               17,953             116,073          187,377
----------------- ---------------- -------------------- -------------------- ------------------- ----------------
       261,227          186,711              313,484               60,385             391,328          631,418
----------------- ---------------- -------------------- -------------------- ------------------- ----------------
      (184,213)          92,957             (313,484)             140,527            (255,776)          38,318
----------------- ---------------- -------------------- -------------------- ------------------- ----------------
     2,373,140        1,519,367            3,989,226                   --                  --          278,789
    (1,959,671)        (946,892)            (875,239)              (4,707)            215,143        1,537,629
----------------- ---------------- -------------------- -------------------- ------------------- ----------------
       413,469          572,475            3,113,987               (4,707)            215,143        1,816,418
----------------- ---------------- -------------------- -------------------- ------------------- ----------------
   (11,146,449)      (7,365,417)         (12,886,105)            (205,427)        (12,114,037)     (23,550,007)
----------------- ---------------- -------------------- -------------------- ------------------- ----------------
   (10,732,980)      (6,792,942)          (9,772,118)            (210,134)        (11,898,894)     (21,733,589)
----------------- ---------------- -------------------- -------------------- ------------------- ----------------
 $ (10,917,193)    $ (6,699,985)       $ (10,085,602)           $ (69,607)      $ (12,154,670)   $ (21,695,271)
================= ================ ==================== ==================== =================== ================

The accompanying notes are an integral part of these financial statements.

THE NEW ENGLAND VARIABLE ACCOUNT
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

                                              MSF WESTERN ASSET
                                           MANAGEMENT STRATEGIC        MSF JULIUS BAER    MSF JENNISON    MSF FI MID CAP
                                             BOND OPPORTUNITIES    INTERNATIONAL STOCK          GROWTH     OPPORTUNITIES
                                                    SUB-ACCOUNT            SUB-ACCOUNT     SUB-ACCOUNT       SUB-ACCOUNT
                                           ----------------------- ---------------------- --------------- -----------------
INVESTMENT INCOME:
      Dividends                                       $ 454,426              $ 173,416         $ 7,084             $ 728
                                           ----------------------- ---------------------- --------------- -----------------
EXPENSES:
      Mortality and expense risk
        charges                                         101,814                 51,246           2,615             6,125
      Administrative charges                             43,062                 21,638           1,110             2,585
                                           ----------------------- ---------------------- --------------- -----------------
        Total expenses                                  144,876                 72,884           3,725             8,710
                                           ----------------------- ---------------------- --------------- -----------------
           Net investment income (loss) .               309,550                100,532           3,359            (7,982)
                                           ----------------------- ---------------------- --------------- -----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                        67,047                668,147          24,427                --
      Realized gains (losses) on sale of
        investments                                    (193,075)                28,126         (44,716)          (10,048)
                                           ----------------------- ---------------------- --------------- -----------------
           Net realized gains (losses)                 (126,028)               696,273         (20,289)          (10,048)
                                           ----------------------- ---------------------- --------------- -----------------
     Change in unrealized gains (losses)
        on investments                               (1,946,888)            (3,824,986)       (103,478)         (418,111)
                                           ----------------------- ---------------------- --------------- -----------------
     Net realized and unrealized
        gains (losses) on investments                (2,072,916)            (3,128,713)       (123,767)         (428,159)
                                           ----------------------- ---------------------- --------------- -----------------
     Net increase (decrease) in net assets
        resulting from operations                  $ (1,763,366)          $ (3,028,181)     $ (120,408)       $ (436,141)
                                           ======================= ====================== =============== =================

The accompanying notes are an integral part of these financial statements.

                                           MSF                                                            MSF
MSF RUSSELL     MSF METLIFE    METLIFE MID CAP    MSF MORGAN STANLEY     MSF LEHMAN BROTHERS NEUBERGER BERMAN
 2000 INDEX     STOCK INDEX        STOCK INDEX            EAFE INDEX    AGGREGATE BOND INDEX    MID CAP VALUE
SUB-ACCOUNT     SUB-ACCOUNT        SUB-ACCOUNT           SUB-ACCOUNT             SUB-ACCOUNT      SUB-ACCOUNT
-------------- --------------- ------------------ --------------------- -------------------- -------------------
   $ 18,832       $ 292,529           $ 24,627              $ 57,695               $ 108,843         $ 23,030
-------------- --------------- ------------------ --------------------- -------------------- -------------------
     17,514         136,709             18,608                19,559                  23,603           38,469
      7,374          57,725              7,842                 8,256                   9,988           16,214
-------------- --------------- ------------------ --------------------- -------------------- -------------------
     24,888         194,434             26,450                27,815                  33,591           54,683
-------------- --------------- ------------------ --------------------- -------------------- -------------------
     (6,056)         98,095             (1,823)               29,880                  75,252          (31,653)
-------------- --------------- ------------------ --------------------- -------------------- -------------------
     96,850         633,993            203,421                88,713                      --           51,878
   (116,802)        (40,440)           (68,291)              (12,207)                  4,727         (403,046)
-------------- --------------- ------------------ --------------------- -------------------- -------------------
    (19,952)        593,553            135,130                76,506                   4,727         (351,168)
-------------- --------------- ------------------ --------------------- -------------------- -------------------
   (682,331)     (7,057,141)          (879,249)           (1,164,852)                  6,936       (1,967,594)
-------------- --------------- ------------------ --------------------- -------------------- -------------------
   (702,283)     (6,463,588)          (744,119)           (1,088,346)                 11,663       (2,318,762)
-------------- --------------- ------------------ --------------------- -------------------- -------------------
 $ (708,339)   $ (6,365,493)        $ (745,942)         $ (1,058,466)               $ 86,915     $ (2,350,415)
============== =============== ================== ===================== ==================== ===================

The accompanying notes are an integral part of these financial statements.

THE NEW ENGLAND VARIABLE ACCOUNT
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

                                                          MSF
                                           FRANKLIN TEMPLETON      MSF BLACKROCK        MSF MFS      MSF BLACKROCK
                                             SMALL CAP GROWTH    LARGE CAP VALUE          VALUE    STRATEGIC VALUE
                                                  SUB-ACCOUNT        SUB-ACCOUNT    SUB-ACCOUNT        SUB-ACCOUNT
                                           --------------------- ------------------ -------------- ------------------
INVESTMENT INCOME:
      Dividends                                          $ --            $ 6,338       $ 17,199           $ 39,933
                                           --------------------- ------------------ -------------- ------------------
EXPENSES:
      Mortality and expense risk
        charges                                         4,039              7,006          8,810             66,281
      Administrative charges                            1,683              2,949          3,717             28,007
                                           --------------------- ------------------ -------------- ------------------
        Total expenses                                  5,722              9,955         12,527             94,288
                                           --------------------- ------------------ -------------- ------------------
           Net investment income (loss) .              (5,722)            (3,617)         4,672            (54,355)
                                           --------------------- ------------------ -------------- ------------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      51,065             15,601        218,770            724,573
      Realized gains (losses) on sale of
        investments                                   (83,342)           (52,782)      (283,179)          (995,069)
                                           --------------------- ------------------ -------------- ------------------
           Net realized gains (losses)                (32,277)           (37,181)       (64,409)          (270,496)
                                           --------------------- ------------------ -------------- ------------------
     Change in unrealized gains (losses)
        on investments                               (179,280)          (239,759)      (307,490)        (2,829,473)
                                           --------------------- ------------------ -------------- ------------------
     Net realized and unrealized
        gains (losses) on investments                (211,557)          (276,940)      (371,899)        (3,099,969)
                                           --------------------- ------------------ -------------- ------------------
     Net increase (decrease) in net assets
        resulting from operations                  $ (217,279)        $ (280,557)    $ (367,227)      $ (3,154,324)
                                           ===================== ================== ============== ==================

The accompanying notes are an integral part of these financial statements.

                                                                                                    MSF METLIFE
MSF T. ROWE PRICE    MSF T. ROWE PRICE    MSF OPPENHEIMER        MSF BLACKROCK    MSF BLACKROCK    CONSERVATIVE
 LARGE CAP GROWTH     SMALL CAP GROWTH      GLOBAL EQUITY    AGGRESSIVE GROWTH      DIVERSIFIED      ALLOCATION
      SUB-ACCOUNT          SUB-ACCOUNT        SUB-ACCOUNT          SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT
-------------------- -------------------- ------------------ -------------------- ---------------- ---------------
          $ 3,717                 $ --           $ 11,804                 $ --          $ 6,380         $ 5,912
-------------------- -------------------- ------------------ -------------------- ---------------- ---------------
           11,284                2,352              5,609                2,196            2,187           5,758
            4,750                  990              2,361                  924              920           2,424
-------------------- -------------------- ------------------ -------------------- ---------------- ---------------
           16,034                3,342              7,970                3,120            3,107           8,182
-------------------- -------------------- ------------------ -------------------- ---------------- ---------------
          (12,317)              (3,342)             3,834               (3,120)           3,273          (2,270)
-------------------- -------------------- ------------------ -------------------- ---------------- ---------------
           71,091               48,865             23,786                   --            2,762           5,424
          (88,169)             (40,818)           (36,218)              (4,293)         (12,941)        (31,193)
-------------------- -------------------- ------------------ -------------------- ---------------- ---------------
          (17,078)               8,047            (12,432)              (4,293)         (10,179)        (25,769)
-------------------- -------------------- ------------------ -------------------- ---------------- ---------------
         (566,902)            (113,088)          (271,365)            (134,662)         (58,136)        (83,011)
-------------------- -------------------- ------------------ -------------------- ---------------- ---------------
         (583,980)            (105,041)          (283,797)            (138,955)         (68,315)       (108,780)
-------------------- -------------------- ------------------ -------------------- ---------------- ---------------
       $ (596,297)          $ (108,383)        $ (279,963)          $ (142,075)       $ (65,042)     $ (111,050)
==================== ==================== ================== ==================== ================ ===============

The accompanying notes are an integral part of these financial statements.

THE NEW ENGLAND VARIABLE ACCOUNT
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

                                                 MSF METLIFE                    MSF METLIFE
                                             CONSERVATIVE TO     MSF METLIFE    MODERATE TO    MSF METLIFE
                                                    MODERATE        MODERATE     AGGRESSIVE     AGGRESSIVE
                                                  ALLOCATION      ALLOCATION     ALLOCATION     ALLOCATION
                                                 SUB-ACCOUNT     SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT
                                         --- ------------------ --------------- -------------- --------------
INVESTMENT INCOME:
      Dividends                                     $ 15,510        $ 27,707       $ 10,903        $ 4,333
                                         ---------------------- --------------- -------------- --------------
EXPENSES:
      Mortality and expense risk
        charges                                       11,660          33,657         15,178          7,656
      Administrative charges                           4,909          14,171          6,390          3,223
                                         --- ------------------ --------------- -------------- --------------
        Total expenses                                16,569          47,828         21,568         10,879
                                         --- ------------------ --------------- -------------- --------------
           Net investment income (loss)    .          (1,059)        (20,121)       (10,665)        (6,546)
                                             ------------------ --------------- -------------- --------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     16,589          45,635         29,984         25,427
      Realized gains (losses) on sale of
        investments                                   (7,879)       (157,270)      (134,966)      (107,152)
                                         --- ------------------ --------------- -------------- --------------
           Net realized gains (losses)                 8,710        (111,635)      (104,982)       (81,725)
                                         --- ------------------ --------------- -------------- --------------
     Change in unrealized gains (losses)
        on investments                              (277,643)     (1,078,490)      (507,315)      (308,682)
                                         --- ------------------ --------------- -------------- --------------
     Net realized and unrealized
        gains (losses) on investments               (268,933)     (1,190,125)      (612,297)      (390,407)
                                         --- ------------------ --------------- -------------- --------------
     Net increase (decrease) in net assets
        resulting from operations                 $ (269,992)   $ (1,210,246)    $ (622,962)    $ (396,953)
                                         ====================== =============== ============== ==============

The accompanying notes are an integral part of these financial statements.

     MSF FI     FIDELITY VIP    MIST LORD ABBETT      MIST PIMCO       MIST RCM    MIST T. ROWE PRICE
  LARGE CAP    EQUITY-INCOME      BOND DEBENTURE    TOTAL RETURN     TECHNOLOGY        MID CAP GROWTH
SUB-ACCOUNT      SUB-ACCOUNT         SUB-ACCOUNT     SUB-ACCOUNT    SUB-ACCOUNT           SUB-ACCOUNT
-------------- ---------------- ------------------- --------------- -------------- ---------------------
       $ --        $ 740,306            $ 94,744       $ 305,788       $ 51,696                  $ --
-------------- ---------------- ------------------- --------------- -------------- ---------------------
      1,325          314,666              20,945          72,819          4,176                20,578
        557          132,809               8,806          30,709          1,758                 8,687
-------------- ---------------- ------------------- --------------- -------------- ---------------------
      1,882          447,475              29,751         103,528          5,934                29,265
-------------- ---------------- ------------------- --------------- -------------- ---------------------
     (1,882)         292,831              64,993         202,260         45,762               (29,265)
-------------- ---------------- ------------------- --------------- -------------- ---------------------
         --           37,009              34,344         197,265        109,546               276,055
     (5,032)      (1,999,743)            (64,127)         (1,283)       (66,229)             (196,251)
-------------- ---------------- ------------------- --------------- -------------- ---------------------
     (5,032)      (1,962,734)            (29,783)        195,982         43,317                79,804
-------------- ---------------- ------------------- --------------- -------------- ---------------------
    (74,621)     (15,604,451)           (471,115)       (507,150)      (357,785)           (1,092,352)
-------------- ---------------- ------------------- --------------- -------------- ---------------------
    (79,653)     (17,567,185)           (500,898)       (311,168)      (314,468)           (1,012,548)
-------------- ---------------- ------------------- --------------- -------------- ---------------------
  $ (81,535)   $ (17,274,354)         $ (435,905)     $ (108,908)    $ (268,706)         $ (1,041,813)
============== ================ =================== =============== ============== =====================

The accompanying notes are an integral part of these financial statements.

THE NEW ENGLAND VARIABLE ACCOUNT
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

                                           MIST MFS RESEARCH    MIST LAZARD        MIST MET/AIM    MIST HARRIS OAKMARK
                                               INTERNATIONAL        MID CAP    SMALL CAP GROWTH          INTERNATIONAL
                                                 SUB-ACCOUNT    SUB-ACCOUNT         SUB-ACCOUNT            SUB-ACCOUNT
                                           -------------------- -------------- ------------------- ----------------------
INVESTMENT INCOME:
      Dividends                                     $ 40,405        $ 5,588                $ --               $ 85,400
                                           -------------------- -------------- ------------------- ----------------------
EXPENSES:
      Mortality and expense risk
        charges                                       37,343          5,367               3,366                 41,878
      Administrative charges                          15,734          2,267               1,411                 17,655
                                           -------------------- -------------- ------------------- ----------------------
        Total expenses                                53,077          7,634               4,777                 59,533
                                           -------------------- -------------- ------------------- ----------------------
           Net investment income (loss) .            (12,672)        (2,046)             (4,777)                25,867
                                           -------------------- -------------- ------------------- ----------------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                    232,746         45,201              35,948                838,727
      Realized gains (losses) on sale of
        investments                                 (338,061)      (137,747)            (20,418)              (981,337)
                                           -------------------- -------------- ------------------- ----------------------
           Net realized gains (losses)              (105,315)       (92,546)             15,530               (142,610)
                                           -------------------- -------------- ------------------- ----------------------
     Change in unrealized gains (losses)
        on investments                              (893,786)      (152,124)           (165,442)            (2,036,674)
                                           -------------------- -------------- ------------------- ----------------------
     Net realized and unrealized
        gains (losses) on investments               (999,101)      (244,670)           (149,912)            (2,179,284)
                                           -------------------- -------------- ------------------- ----------------------
     Net increase (decrease) in net assets
        resulting from operations               $ (1,011,773)    $ (246,716)         $ (154,689)          $ (2,153,417)
                                           ==================== ============== =================== ======================

The accompanying notes are an integral part of these financial statements.

               MIST                                                                                         MIST PIMCO
LEGG MASON PARTNERS    MIST CLARION GLOBAL        MIST OPPENHEIMER    MIST LEGG MASON      MIST SSGA         INFLATION
  AGGRESSIVE GROWTH            REAL ESTATE    CAPITAL APPRECIATION       VALUE EQUITY     GROWTH ETF    PROTECTED BOND
        SUB-ACCOUNT            SUB-ACCOUNT             SUB-ACCOUNT        SUB-ACCOUNT    SUB-ACCOUNT       SUB-ACCOUNT
---------------------- ---------------------- ----------------------- ------------------ -------------- -----------------
               $ --               $ 31,569                 $ 8,124            $ 1,045          $ 345          $ 38,126
---------------------- ---------------------- ----------------------- ------------------ -------------- -----------------
              2,647                 16,508                   2,359              2,704            215            12,088
              1,113                  6,952                     992              1,138             90             5,089
---------------------- ---------------------- ----------------------- ------------------ -------------- -----------------
              3,760                 23,460                   3,351              3,842            305            17,177
---------------------- ---------------------- ----------------------- ------------------ -------------- -----------------
             (3,760)                 8,109                   4,773             (2,797)            40            20,949
---------------------- ---------------------- ----------------------- ------------------ -------------- -----------------
              2,612                186,497                  65,021             14,245            518             2,107
           (100,231)              (553,987)                (68,257)           (47,100)        (5,704)          (12,569)
---------------------- ---------------------- ----------------------- ------------------ -------------- -----------------
            (97,619)              (367,490)                 (3,236)           (32,855)        (5,186)          (10,462)
---------------------- ---------------------- ----------------------- ------------------ -------------- -----------------
            (19,838)              (429,280)               (141,199)          (179,886)        (4,447)         (183,743)
---------------------- ---------------------- ----------------------- ------------------ -------------- -----------------
           (117,457)              (796,770)               (144,435)          (212,741)        (9,633)         (194,205)
---------------------- ---------------------- ----------------------- ------------------ -------------- -----------------
         $ (121,217)            $ (788,661)             $ (139,662)        $ (215,538)      $ (9,593)       $ (173,256)
====================== ====================== ======================= ================== ============== =================

The accompanying notes are an integral part of these financial statements.

THE NEW ENGLAND VARIABLE ACCOUNT
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONCLUDED)
FOR THE YEAR ENDED DECEMBER 31, 2008

                                             MIST BLACKROCK     MIST JANUS    AMERICAN FUNDS    AMERICAN FUNDS
                                             LARGE CAP CORE          FORTY            GROWTH     GROWTH-INCOME
                                                SUB-ACCOUNT    SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT
                                         --- ----------------- -------------- ----------------- -----------------
INVESTMENT INCOME:
      Dividends                                     $ 1,286       $ 28,457          $ 78,694          $ 98,155
                                         --------------------- -------------- ----------------- -----------------
EXPENSES:
      Mortality and expense risk
        charges                                       2,119          6,845           134,423            77,524
      Administrative charges                            964          2,870            44,390            25,519
                                         --- ----------------- -------------- ----------------- -----------------
        Total expenses                                3,083          9,715           178,813           103,043
                                         --- ----------------- -------------- ----------------- -----------------
           Net investment income (loss)    .         (1,797)        18,742          (100,119)           (4,888)
                                             ----------------- -------------- ----------------- -----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                    11,432         12,355         1,249,505           418,019
      Realized gains (losses) on sale of
        investments                                 (11,444)       (72,326)         (292,521)         (215,082)
                                         --- ----------------- -------------- ----------------- -----------------
           Net realized gains (losses)                  (12)       (59,971)          956,984           202,937
                                         --- ----------------- -------------- ----------------- -----------------
     Change in unrealized gains (losses)
        on investments                             (111,338)      (476,912)       (6,825,845)       (3,143,976)
                                         --- ----------------- -------------- ----------------- -----------------
     Net realized and unrealized
        gains (losses) on investments              (111,350)      (536,883)       (5,868,861)       (2,941,039)
                                         --- ----------------- -------------- ----------------- -----------------
     Net increase (decrease) in net assets
        resulting from operations                $ (113,147)    $ (518,141)     $ (5,968,980)     $ (2,945,927)
                                         ===================== ============== ================= =================

The accompanying notes are an integral part of these financial statements.

AMERICAN FUNDS
  GLOBAL SMALL    AMERICAN FUNDS
CAPITALIZATION              BOND
   SUB-ACCOUNT       SUB-ACCOUNT
----------------- -----------------
          $ --          $ 45,303
----------------- -----------------
        70,525             9,091
        23,300             3,030
----------------- -----------------
        93,825            12,121
----------------- -----------------
       (93,825)           33,182
----------------- -----------------
       791,920             1,847
      (900,076)          (18,911)
----------------- -----------------
      (108,156)          (17,064)
----------------- -----------------
    (3,918,138)         (102,134)
----------------- -----------------
    (4,026,294)         (119,198)
----------------- -----------------
  $ (4,120,119)        $ (86,016)
================= =================

The accompanying notes are an integral part of these financial statements.

THE NEW ENGLAND VARIABLE ACCOUNT
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                       MSF ZENITH                   MSF BLACKROCK                   MSF BLACKROCK
                                                           EQUITY                     BOND INCOME                    MONEY MARKET
                                                      SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT
                                    -------------------------------- ------------------------------- -------------------------------
                                            2008             2007            2008            2007            2008            2007
                                    --------------- ---------------- --------------- --------------- --------------- ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)       $ 1,716,737     $ (1,083,540)    $ 1,225,046       $ 792,855       $ 383,416       $ 853,281
  Net realized gains (losses)         (1,955,855)       4,384,590        (162,873)        305,677              --              --
  Change in unrealized gains
     (losses) on investments         (56,654,432)       4,680,470      (2,526,416)        702,760              --              --
                                    --------------- ---------------- --------------- --------------- --------------- ---------------
     Net increase (decrease)
       in net assets resulting
       from operations               (56,893,550)       7,981,520      (1,464,243)      1,801,292         383,416         853,281
                                    --------------- ---------------- --------------- --------------- --------------- ---------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners              1,688,514        2,174,828         438,273         761,722         468,109         512,998
  Net transfers (including
     fixed account)                   (4,526,031)      (7,163,948)     (1,482,122)        210,737      19,876,880       7,805,672
  Contract charges                      (125,783)        (156,348)        (21,356)        (23,639)        (21,387)        (20,964)
  Transfers for contract benefits
     and terminations                (23,651,330)     (41,959,944)     (7,690,714)    (10,638,250)    (15,415,504)    (12,207,615)
                                    --------------- ---------------- --------------- --------------- --------------- ---------------
     Net increase (decrease)
       in net assets resulting from
       contract transactions         (26,614,630)     (47,105,412)     (8,755,919)     (9,689,430)      4,908,098      (3,909,909)
                                    --------------- ---------------- --------------- --------------- --------------- ---------------
     Net increase (decrease)
       in net assets                 (83,508,180)     (39,123,892)    (10,220,162)     (7,888,138)      5,291,514      (3,056,628)
NET ASSETS:
  Beginning of period                162,411,701      201,535,593      36,036,242      43,924,380      21,832,738      24,889,366
                                    --------------- ---------------- --------------- --------------- --------------- ---------------
  End of period                     $ 78,903,521    $ 162,411,701    $ 25,816,080    $ 36,036,242    $ 27,124,252    $ 21,832,738
                                    =============== ================ =============== =============== =============== ===============

(a) For the period April 30, 2007 to December 31, 2007.

The accompanying notes are an integral part of these financial statements.

                     MSF MFS              MSF HARRIS OAKMARK                           MSF FI               MSF LOOMIS SAYLES
                TOTAL RETURN                   FOCUSED VALUE                    VALUE LEADERS                       SMALL CAP
                 SUB-ACCOUNT                     SUB-ACCOUNT                      SUB-ACCOUNT                     SUB-ACCOUNT
------------------------------- ------------------------------- -------------------------------- -------------------------------
        2008            2007            2008            2007           2008              2007            2008            2007
--------------- --------------- --------------- --------------- -------------- ---------------- --------------- ---------------
   $ 822,430       $ 441,824      $ (184,213)     $ (289,176)      $ 92,957         $ (86,376)     $ (313,484)     $ (453,130)
   2,194,042       3,426,194         413,469      11,132,839        572,475         2,347,641       3,113,987       4,699,031
 (11,771,442)     (2,200,883)    (11,146,449)    (13,345,820)    (7,365,417)       (1,477,027)    (12,886,105)       (526,462)
--------------- --------------- --------------- --------------- -------------- ---------------- --------------- ---------------
  (8,754,970)      1,667,135     (10,917,193)     (2,502,157)    (6,699,985)          784,238     (10,085,602)      3,719,439
--------------- --------------- --------------- --------------- -------------- ---------------- --------------- ---------------
     430,624         693,612         316,135         772,265        180,736           308,795         366,445         674,946
  (2,442,435)       (701,807)     (2,396,012)     (3,929,485)    (1,033,544)       (1,071,499)     (1,493,201)       (677,018)
     (26,907)        (32,260)        (15,302)        (22,870)       (11,859)          (15,682)        (18,992)        (23,777)
  (7,563,531)    (12,302,776)     (4,795,455)    (11,302,086)    (3,395,630)       (5,464,337)     (5,497,586)     (9,076,162)
--------------- --------------- --------------- --------------- -------------- ---------------- --------------- ---------------
  (9,602,249)    (12,343,231)     (6,890,634)    (14,482,176)    (4,260,297)       (6,242,723)     (6,643,334)     (9,102,011)
--------------- --------------- --------------- --------------- -------------- ---------------- --------------- ---------------
 (18,357,219)    (10,676,096)    (17,807,827)    (16,984,333)   (10,960,282)       (5,458,485)    (16,728,936)     (5,382,572)
  44,065,269      54,741,365      28,479,313      45,463,646     19,803,938        25,262,423      31,763,903      37,146,475
--------------- --------------- --------------- --------------- -------------- ---------------- --------------- ---------------
$ 25,708,050    $ 44,065,269    $ 10,671,486    $ 28,479,313    $ 8,843,656      $ 19,803,938    $ 15,034,967    $ 31,763,903
=============== =============== =============== =============== ============== ================= =============== ===============

The accompanying notes are an integral part of these financial statements.

THE NEW ENGLAND VARIABLE ACCOUNT
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                    MSF WESTERN ASSET MANAGEMENT            MSF BLACKROCK LEGACY                  MSF DAVIS VENTURE
                                                 U.S. GOVERNMENT                LARGE CAP GROWTH                              VALUE
                                                     SUB-ACCOUNT                     SUB-ACCOUNT                        SUB-ACCOUNT
                                    ------------------------------- ------------------------------- --------------------------------
                                           2008             2007            2008            2007            2008               2007
                                    -------------- ---------------- --------------- --------------- --------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)        $ 140,527         $ 97,018      $ (255,776)     $ (473,337)       $ 38,318         $ (391,914)
  Net realized gains (losses)            (4,707)          (8,615)        215,143      (3,618,024)      1,816,418          7,983,183
  Change in unrealized gains
     (losses) on investments           (205,427)          88,481     (12,114,037)     10,575,323     (23,550,007)        (4,884,349)
                                    -------------- ---------------- --------------- --------------- --------------- ----------------
     Net increase (decrease)
       in net assets resulting
       from operations                  (69,607)         176,884     (12,154,670)      6,483,962     (21,695,271)         2,706,920
                                    -------------- ---------------- --------------- --------------- --------------- ----------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners               146,753          121,795         432,965         669,013         794,513          1,415,923
  Net transfers (including
     fixed account)                    (137,855)          35,145      (1,953,455)     (1,984,120)     (2,455,623)          (865,962)
  Contract charges                       (2,564)          (3,097)        (26,971)        (31,487)        (36,864)           (47,637)
  Transfers for contract benefits
     and terminations                (1,430,430)      (2,389,509)     (6,102,126)    (11,701,640)    (11,907,148)       (22,047,303)
                                    -------------- ---------------- --------------- --------------- --------------- ----------------
     Net increase (decrease)
       in net assets resulting from
       contract transactions         (1,424,096)      (2,235,666)     (7,649,587)    (13,048,234)    (13,605,122)       (21,544,979)
                                    -------------- ---------------- --------------- --------------- --------------- ----------------
     Net increase (decrease)
       in net assets                 (1,493,703)      (2,058,782)    (19,804,257)     (6,564,272)    (35,300,393)       (18,838,059)
NET ASSETS:
  Beginning of period                 5,248,841        7,307,623      38,118,592      44,682,864      63,694,407         82,532,466
                                    -------------- ---------------- --------------- --------------- --------------- ----------------
  End of period                     $ 3,755,138      $ 5,248,841    $ 18,314,335    $ 38,118,592    $ 28,394,014       $ 63,694,407
                                    ============== ================ =============== =============== =============== ================

(a) For the period April 30, 2007 to December 31, 2007.


The accompanying notes are an integral part of these financial statements.

MSF WESTERN ASSET MANAGEMENT               MSF JULIUS BAER        MSF JENNISON                      MSF FI MID CAP
STRATEGIC BOND OPPORTUNITIES           INTERNATIONAL STOCK              GROWTH                       OPPORTUNITIES
                 SUB-ACCOUNT                   SUB-ACCOUNT         SUB-ACCOUNT                         SUB-ACCOUNT
------------------------------- ----------------------------- --------------------------- ---------------------------
       2008             2007           2008           2007         2008           2007         2008           2007
-------------- ---------------- -------------- -------------- ------------ -------------- ------------ --------------
  $ 309,550        $ 209,224      $ 100,532      $ (20,122)     $ 3,359       $ (3,476)    $ (7,982)     $ (16,419)
   (126,028)         608,301        696,273      1,521,435      (20,289)        48,378      (10,048)       221,439
 (1,946,888)        (442,712)    (3,824,986)      (748,154)    (103,478)        (9,662)    (418,111)      (119,294)
-------------- ---------------- -------------- -------------- ------------ -------------- ------------ --------------
 (1,763,366)         374,813     (3,028,181)       753,159     (120,408)        35,240     (436,141)        85,726
-------------- ---------------- -------------- -------------- ------------ -------------- ------------ --------------
    161,161          599,452        185,087        126,044      (14,577)        55,783        8,331         12,353
   (652,514)         453,832         56,425       (298,606)      11,965        (22,418)    (106,743)        52,425
     (5,585)          (6,875)        (4,258)        (5,467)        (268)          (306)        (519)          (664)
 (2,986,099)      (4,270,828)    (1,321,406)    (2,402,482)     (66,031)       (81,051)    (244,695)      (457,335)
-------------- ---------------- -------------- -------------- ------------ -------------- ------------ --------------
 (3,483,037)      (3,224,419)    (1,084,152)    (2,580,511)     (68,911)       (47,992)    (343,626)      (393,221)
-------------- ---------------- -------------- -------------- ------------ -------------- ------------ --------------
 (5,246,403)      (2,849,606)    (4,112,333)    (1,827,352)    (189,319)       (12,752)    (779,767)      (307,495)
 13,291,097       16,140,703      7,395,229      9,222,581      373,688        386,440    1,077,548      1,385,043
-------------- ---------------- -------------- -------------- ------------ -------------- ------------ --------------
$ 8,044,694     $ 13,291,097    $ 3,282,896    $ 7,395,229    $ 184,369      $ 373,688    $ 297,781    $ 1,077,548
============== ================ ============== ============== ============ ============== ============ ==============

The accompanying notes are an integral part of these financial statements.

THE NEW ENGLAND VARIABLE ACCOUNT
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                   MSF RUSSELL                    MSF METLIFE                   MSF METLIFE
                                                    2000 INDEX                    STOCK INDEX           MID CAP STOCK INDEX
                                                   SUB-ACCOUNT                    SUB-ACCOUNT                   SUB-ACCOUNT
                                    ----------------------------- ------------------------------ -----------------------------
                                           2008           2007           2008            2007           2008           2007
                                    -------------- -------------- -------------- --------------- -------------- --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)         $ (6,056)     $ (17,029)      $ 98,095       $ (66,660)      $ (1,823)     $ (24,196)
  Net realized gains (losses)           (19,952)       811,420        593,553       1,496,720        135,130        375,156
  Change in unrealized gains
     (losses) on investments           (682,331)      (798,046)    (7,057,141)       (461,241)      (879,249)      (165,730)
                                    -------------- -------------- -------------- --------------- -------------- --------------
     Net increase (decrease)
       in net assets resulting
       from operations                 (708,339)        (3,655)    (6,365,493)        968,819       (745,942)       185,230
                                    -------------- -------------- -------------- --------------- -------------- --------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners                18,976         64,696        (41,017)        442,551         31,593         74,791
  Net transfers (including
     fixed account)                     (65,002)    (1,298,107)      (625,808)     (1,168,676)        16,891        112,467
  Contract charges                       (1,168)        (1,633)        (9,267)        (11,927)          (936)        (1,197)
  Transfers for contract benefits
     and terminations                  (492,360)      (900,007)    (3,589,146)     (5,324,064)      (839,059)      (710,252)
                                    -------------- -------------- -------------- --------------- -------------- --------------
     Net increase (decrease)
       in net assets resulting from
       contract transactions           (539,554)    (2,135,051)    (4,265,238)     (6,062,116)      (791,511)      (524,191)
                                    -------------- -------------- -------------- --------------- -------------- --------------
     Net increase (decrease)
       in net assets                 (1,247,893)    (2,138,706)   (10,630,731)     (5,093,297)    (1,537,453)      (338,961)
NET ASSETS:
  Beginning of period                 2,496,888      4,635,594     19,936,407      25,029,704      2,684,348      3,023,309
                                    -------------- -------------- -------------- --------------- -------------- --------------
  End of period                     $ 1,248,995    $ 2,496,888    $ 9,305,676    $ 19,936,407    $ 1,146,895    $ 2,684,348
                                    ============== ============== ============== =============== ============== ==============

(a) For the period April 30, 2007 to December 31, 2007.

The accompanying notes are an integral part of these financial statements.

        MSF MORGAN STANLEY           MSF LEHMAN BROTHERS          MSF NEUBERGER BERMAN    MSF FRANKLIN TEMPLETON
                EAFE INDEX          AGGREGATE BOND INDEX                 MID CAP VALUE          SMALL CAP GROWTH
               SUB-ACCOUNT                   SUB-ACCOUNT                   SUB-ACCOUNT               SUB-ACCOUNT
----------------------------- ----------------------------- ----------------------------- -------------------------
       2008           2007           2008           2007           2008           2007         2008         2007
-------------- -------------- -------------- -------------- -------------- -------------- ------------ ------------
   $ 29,880       $ 19,337       $ 75,252       $ 74,417      $ (31,653)     $ (69,736)    $ (5,722)   $ (12,367)
     76,506        718,724          4,727        (28,165)      (351,168)       779,814      (32,277)     135,264
 (1,164,852)      (438,616)         6,936         60,177     (1,967,594)      (480,173)    (179,280)     (84,680)
-------------- -------------- -------------- -------------- -------------- -------------- ------------ ------------
 (1,058,466)       299,445         86,915        106,429     (2,350,415)       229,905     (217,279)      38,217
-------------- -------------- -------------- -------------- -------------- -------------- ------------ ------------
     27,361        110,424         32,326         74,800         86,303        168,652        9,358       17,477
   (200,393)       311,734        549,098        313,335        114,557       (710,282)    (124,405)     (55,692)
     (1,038)        (1,365)        (1,466)        (1,239)        (2,143)        (2,801)        (258)        (403)
   (567,687)    (1,217,197)      (759,994)      (894,632)    (1,082,534)    (1,692,168)    (171,749)    (298,204)
-------------- -------------- -------------- -------------- -------------- -------------- ------------ ------------
   (741,757)      (796,404)      (180,036)      (507,736)      (883,817)    (2,236,599)    (287,054)    (336,822)
-------------- -------------- -------------- -------------- -------------- -------------- ------------ ------------
 (1,800,223)      (496,959)       (93,121)      (401,307)    (3,234,232)    (2,006,694)    (504,333)    (298,605)
  3,001,304      3,498,263      2,259,334      2,660,641      5,413,201      7,419,895      715,588    1,014,193
-------------- -------------- -------------- -------------- -------------- -------------- ------------ ------------
$ 1,201,081    $ 3,001,304    $ 2,166,213    $ 2,259,334    $ 2,178,969    $ 5,413,201    $ 211,255    $ 715,588
============== ============== ============== ============== ============== ============== ============ ============

The accompanying notes are an integral part of these financial statements.

THE NEW ENGLAND VARIABLE ACCOUNT
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                    MSF BLACKROCK                       MSF MFS                 MSF BLACKROCK
                                                  LARGE CAP VALUE                         VALUE               STRATEGIC VALUE
                                                      SUB-ACCOUNT                   SUB-ACCOUNT                   SUB-ACCOUNT
                                    -------------------------------- ----------------------------- -----------------------------
                                         2008                2007         2008             2007           2008           2007
                                    ------------ ------------------- ------------ ---------------- -------------- --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)       $ (3,617)           $ (6,020)     $ 4,672        $ (10,605)     $ (54,355)    $ (127,607)
  Net realized gains (losses)         (37,181)            125,912      (64,409)         188,759       (270,496)     2,765,557
  Change in unrealized gains
     (losses) on investments         (239,759)            (96,478)    (307,490)        (238,689)    (2,829,473)    (3,062,548)
                                    ------------ ------------------- ------------ ---------------- -------------- --------------
     Net increase (decrease)
       in net assets resulting
       from operations               (280,557)             23,414     (367,227)         (60,535)    (3,154,324)      (424,598)
                                    ------------ ------------------- ------------ ---------------- -------------- --------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners               5,530              25,746       52,259           41,101        136,432        285,830
  Net transfers (including
     fixed account)                  (144,056)            232,595      (44,780)         (54,404)      (711,710)      (987,738)
  Contract charges                       (263)               (345)        (490)            (733)        (4,546)        (6,489)
  Transfers for contract benefits
     and terminations                (395,072)           (384,900)    (351,708)        (447,917)    (1,684,686)    (3,649,281)
                                    ------------ ------------------- ------------ ---------------- -------------- --------------
     Net increase (decrease)
       in net assets resulting from
       contract transactions         (533,861)           (126,904)    (344,719)        (461,953)    (2,264,510)    (4,357,678)
                                    ------------ ------------------- ------------ ---------------- -------------- --------------
     Net increase (decrease)
       in net assets                 (814,418)           (103,490)    (711,946)        (522,488)    (5,418,834)    (4,782,276)
NET ASSETS:
  Beginning of period               1,240,845           1,344,335    1,314,321        1,836,809      9,628,775     14,411,051
                                    ------------ ------------------- ------------ ---------------- -------------- --------------
  End of period                     $ 426,427         $ 1,240,845    $ 602,375      $ 1,314,321    $ 4,209,941    $ 9,628,775
                                    ============ =================== ============ ================ ============== ==============

(a) For the period April 30, 2007 to December 31, 2007.

The accompanying notes are an integral part of these financial statements.

       MSF T. ROWE PRICE           MSF T. ROWE PRICE           MSF OPPENHEIMER               MSF BLACKROCK
        LARGE CAP GROWTH            SMALL CAP GROWTH             GLOBAL EQUITY           AGGRESSIVE GROWTH
             SUB-ACCOUNT                 SUB-ACCOUNT               SUB-ACCOUNT                 SUB-ACCOUNT
--------------------------- --------------------------- ------------------------- ---------------------------
     2008           2007         2008           2007         2008         2007         2008           2007
------------ -------------- ------------ -------------- ------------ ------------ ------------ --------------
$ (12,317)     $ (17,944)    $ (3,342)      $ (4,451)     $ 3,834     $ (3,877)    $ (3,120)      $ (1,225)
  (17,078)       169,872        8,047         10,608      (12,432)      43,833       (4,293)         7,127
 (566,902)       (43,333)    (113,088)        18,318     (271,365)      (3,694)    (134,662)         7,776
------------ -------------- ------------ -------------- ------------ ------------ ------------ --------------
 (596,297)       108,595     (108,383)        24,475     (279,963)      36,262     (142,075)        13,678
------------ -------------- ------------ -------------- ------------ ------------ ------------ --------------
   21,783         37,941        3,960          5,192        8,686       13,041        5,460          2,195
  172,731        221,190       18,418         35,449      116,584      184,440      128,501        140,979
     (470)          (544)        (113)          (139)        (388)        (419)        (114)           (52)
 (322,037)      (378,193)     (48,799)       (86,571)    (261,451)    (167,141)     (21,880)       (29,340)
------------ -------------- ------------ -------------- ------------ ------------ ------------ --------------
 (127,993)      (119,606)     (26,534)       (46,069)    (136,569)      29,921      111,967        113,782
------------ -------------- ------------ -------------- ------------ ------------ ------------ --------------
 (724,290)       (11,011)    (134,917)       (21,594)    (416,532)      66,183      (30,108)       127,460
1,410,474      1,421,485      291,897        313,491      764,080      697,897      199,586         72,126
------------ -------------- ------------ -------------- ------------ ------------ ------------ --------------
$ 686,184    $ 1,410,474    $ 156,980      $ 291,897    $ 347,548    $ 764,080    $ 169,478      $ 199,586
============ ============== ============ ============== ============ ============ ============ ==============

The accompanying notes are an integral part of these financial statements.

THE NEW ENGLAND VARIABLE ACCOUNT
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                                               MSF METLIFE                   MSF METLIFE
                                                 MSF BLACKROCK                CONSERVATIVE               CONSERVATIVE TO
                                                   DIVERSIFIED                  ALLOCATION           MODERATE ALLOCATION
                                                   SUB-ACCOUNT                 SUB-ACCOUNT                   SUB-ACCOUNT
                                    ----------------------------- --------------------------- -----------------------------
                                         2008             2007         2008           2007           2008           2007
                                    ------------ ---------------- ------------ -------------- -------------- --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)        $ 3,273           $ (408)    $ (2,270)      $ (2,288)      $ (1,059)     $ (16,720)
  Net realized gains (losses)         (10,179)           6,283      (25,769)         5,675          8,710         29,988
  Change in unrealized gains
     (losses) on investments          (58,136)          (2,045)     (83,011)         4,807       (277,643)        25,306
                                    ------------ ---------------- ------------ -------------- -------------- --------------
     Net increase (decrease)
       in net assets resulting
       from operations                (65,042)           3,830     (111,050)         8,194       (269,992)        38,574
                                    ------------ ---------------- ------------ -------------- -------------- --------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners                 888              809       19,844            290          6,583          3,520
  Net transfers (including
     fixed account)                    96,317          113,064      540,623        115,164        268,977        242,433
  Contract charges                        (82)             (69)        (310)          (118)          (518)          (419)
  Transfers for contract benefits
     and terminations                 (40,409)             107     (118,838)        (4,448)      (276,001)       (32,881)
                                    ------------ ---------------- ------------ -------------- -------------- --------------
     Net increase (decrease)
       in net assets resulting from
       contract transactions           56,714          113,911      441,319        110,888           (959)       212,653
                                    ------------ ---------------- ------------ -------------- -------------- --------------
     Net increase (decrease)
       in net assets                   (8,328)         117,741      330,269        119,082       (270,951)       251,227
NET ASSETS:
  Beginning of period                 178,163           60,422      189,025         69,943      1,330,576      1,079,349
                                    ------------ ---------------- ------------ -------------- -------------- --------------
  End of period                     $ 169,835        $ 178,163    $ 519,294      $ 189,025    $ 1,059,625    $ 1,330,576
                                    ============ ================ ============ ============== ============== ==============

(a) For the period April 30, 2007 to December 31, 2007.

The accompanying notes are an integral part of these financial statements.

                 MSF METLIFE                    MSF METLIFE                  MSF METLIFE
                    MODERATE                    MODERATE TO                   AGGRESSIVE                      MSF FI
                  ALLOCATION          AGGRESSIVE ALLOCATION                   ALLOCATION                   LARGE CAP
                 SUB-ACCOUNT                    SUB-ACCOUNT                  SUB-ACCOUNT                 SUB-ACCOUNT
------------------------------- ------------------------------ ---------------------------- --------------------------
       2008             2007          2008             2007         2008            2007        2008           2007
-------------- ---------------- ------------- ---------------- ------------ --------------- ----------- --------------
  $ (20,121)       $ (45,437)    $ (10,665)       $ (31,270)    $ (6,546)      $ (12,965)   $ (1,882)      $ (1,785)
   (111,635)         132,860      (104,982)         150,319      (81,725)         94,058      (5,032)         3,004
 (1,078,490)          (6,812)     (507,315)         (82,747)    (308,682)        (65,921)    (74,621)        (2,329)
-------------- ---------------- ------------- ---------------- ------------ --------------- ----------- --------------
 (1,210,246)          80,611      (622,962)          36,302     (396,953)         15,172     (81,535)        (1,110)
-------------- ---------------- ------------- ---------------- ------------ --------------- ----------- --------------
     72,854          104,992        51,938          454,535      174,988          27,961       3,000             --
    645,175        2,658,049      (646,768)         808,633      188,308         297,074       4,824        171,468
     (1,629)          (1,426)         (924)          (1,135)        (557)           (498)        (10)           (11)
 (1,000,547)        (956,676)     (494,412)        (976,720)    (452,652)       (258,761)     (3,972)         1,000
-------------- ---------------- ------------- ---------------- ------------ --------------- ----------- --------------
   (284,147)       1,804,939    (1,090,166)         285,313      (89,913)         65,776       3,842        172,457
-------------- ---------------- ------------- ---------------- ------------ --------------- ----------- --------------
 (1,494,393)       1,885,550    (1,713,128)         321,615     (486,866)         80,948     (77,693)       171,347
  4,219,323        2,333,773     2,615,944        2,294,329      976,183         895,235     173,125          1,778
-------------- ---------------- ------------- ---------------- ------------ --------------- ----------- --------------
$ 2,724,930      $ 4,219,323     $ 902,816      $ 2,615,944    $ 489,317       $ 976,183    $ 95,432      $ 173,125
============== ================ ============= ================ ============ =============== =========== ==============

The accompanying notes are an integral part of these financial statements.

THE NEW ENGLAND VARIABLE ACCOUNT
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                    FIDELITY VIP              MIST LORD ABBETT                    MIST PIMCO
                                                   EQUITY-INCOME                BOND DEBENTURE                  TOTAL RETURN
                                                     SUB-ACCOUNT                   SUB-ACCOUNT                   SUB-ACCOUNT
                                    ------------------------------- ----------------------------- -----------------------------
                                            2008            2007           2008           2007           2008           2007
                                    --------------- --------------- -------------- -------------- -------------- --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)         $ 292,831       $ 111,163       $ 64,993      $ 124,186      $ 202,260      $ 172,644
  Net realized gains (losses)         (1,962,734)      7,123,372        (29,783)        19,406        195,982        (13,077)
  Change in unrealized gains
     (losses) on investments         (15,604,451)     (6,432,256)      (471,115)        13,134       (507,150)       301,724
                                    --------------- --------------- -------------- -------------- -------------- --------------
     Net increase (decrease)
       in net assets resulting
       from operations               (17,274,354)        802,279       (435,905)       156,726       (108,908)       461,291
                                    --------------- --------------- -------------- -------------- -------------- --------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners                398,855         917,719         41,265        102,142        147,478        155,624
  Net transfers (including
     fixed account)                   (1,458,522)     (2,203,896)       (49,180)       436,286      1,067,945        108,047
  Contract charges                       (27,929)        (36,776)        (1,052)        (1,182)        (4,014)        (3,719)
  Transfers for contract benefits
     and terminations                 (7,266,228)    (16,009,713)      (753,686)    (1,087,533)    (2,142,395)    (2,215,269)
                                    --------------- --------------- -------------- -------------- -------------- --------------
     Net increase (decrease)
       in net assets resulting from
       contract transactions          (8,353,824)    (17,332,666)      (762,653)      (550,287)      (930,986)    (1,955,317)
                                    --------------- --------------- -------------- -------------- -------------- --------------
     Net increase (decrease)
       in net assets                 (25,628,178)    (16,530,387)    (1,198,558)      (393,561)    (1,039,894)    (1,494,026)
NET ASSETS:
  Beginning of period                 45,412,894      61,943,281      2,770,181      3,163,742      7,629,945      9,123,971
                                    --------------- --------------- -------------- -------------- -------------- --------------
  End of period                     $ 19,784,716    $ 45,412,894    $ 1,571,623    $ 2,770,181    $ 6,590,051    $ 7,629,945
                                    =============== =============== ============== ============== ============== ==============

(a) For the period April 30, 2007 to December 31, 2007.

The accompanying notes are an integral part of these financial statements.

                 MIST RCM            MIST T. ROWE PRICE                        MIST MFS                   MIST LAZARD
               TECHNOLOGY                MID CAP GROWTH           RESEARCH INTERNATIONAL                      MID CAP
              SUB-ACCOUNT                   SUB-ACCOUNT                      SUB-ACCOUNT                  SUB-ACCOUNT
---------------------------- ----------------------------- -------------------------------- ----------------------------
     2008            2007           2008           2007            2008             2007         2008            2007
------------ --------------- -------------- -------------- --------------- ---------------- ------------ ---------------
 $ 45,762        $ (5,531)     $ (29,265)     $ (40,200)      $ (12,672)        $ (2,033)    $ (2,046)      $ (10,222)
   43,317          78,417         79,804        531,613        (105,315)         530,898      (92,546)         97,909
 (357,785)         26,050     (1,092,352)       (61,904)       (893,786)        (228,427)    (152,124)       (134,026)
------------ --------------- -------------- -------------- --------------- ---------------- ------------ ---------------
 (268,706)         98,936     (1,041,813)       429,509      (1,011,773)         300,438     (246,716)        (46,339)
------------ --------------- -------------- -------------- --------------- ---------------- ------------ ---------------
   17,925          13,625         41,363         38,836          41,190           89,044       10,549          20,286
   (8,927)        231,029         (8,249)       512,303      13,804,303          779,021     (165,523)        273,559
     (288)           (311)        (1,139)        (1,375)         (3,171)          (1,034)        (260)           (378)
  (49,252)       (141,236)      (628,828)      (947,283)     (1,196,797)        (962,263)    (205,241)       (277,911)
------------ --------------- -------------- -------------- --------------- ---------------- ------------ ---------------
  (40,542)        103,107       (596,853)      (397,519)     12,645,525          (95,232)    (360,475)         15,556
------------ --------------- -------------- -------------- --------------- ---------------- ------------ ---------------
 (309,248)        202,043     (1,638,666)        31,990      11,633,752          205,206     (607,191)        (30,783)
  598,846         396,803      2,970,250      2,938,260       2,697,609        2,492,403      887,697         918,480
------------ --------------- -------------- -------------- --------------- ---------------- ------------ ---------------
$ 289,598       $ 598,846    $ 1,331,584    $ 2,970,250    $ 14,331,361      $ 2,697,609    $ 280,506       $ 887,697
============ =============== ============== ============== =============== ================ ============ ===============

The accompanying notes are an integral part of these financial statements.

THE NEW ENGLAND VARIABLE ACCOUNT
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                    MIST MET/AIM           MIST HARRIS OAKMARK     MIST LEGG MASON PARTNERS
                                                SMALL CAP GROWTH                 INTERNATIONAL            AGGRESSIVE GROWTH
                                                     SUB-ACCOUNT                   SUB-ACCOUNT                  SUB-ACCOUNT
                                    ------------------------------- ----------------------------- ----------------------------
                                         2008               2007           2008           2007         2008            2007
                                    ------------ ------------------ -------------- -------------- ------------ ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)       $ (4,777)          $ (6,729)      $ 25,867      $ (37,857)    $ (3,760)       $ (6,468)
  Net realized gains (losses)          15,530             51,222       (142,610)     1,443,007      (97,619)         38,958
  Change in unrealized gains
     (losses) on investments         (165,442)             5,356     (2,036,674)    (1,543,344)     (19,838)        (28,030)
                                    ------------ ------------------ -------------- -------------- ------------ ---------------
     Net increase (decrease)
       in net assets resulting
       from operations               (154,689)            49,849     (2,153,417)      (138,194)    (121,217)          4,460
                                    ------------ ------------------ -------------- -------------- ------------ ---------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners               1,830              7,621         83,953        133,074        7,601           3,590
  Net transfers (including
     fixed account)                   (72,960)            (9,082)      (604,017)       804,966      (50,442)        (31,836)
  Contract charges                       (159)              (165)        (1,926)        (2,850)        (181)           (231)
  Transfers for contract benefits
     and terminations                 (47,355)          (148,772)    (1,668,274)    (1,953,779)    (113,105)       (119,897)
                                    ------------ ------------------ -------------- -------------- ------------ ---------------
     Net increase (decrease)
       in net assets resulting from
       contract transactions         (118,644)          (150,398)    (2,190,264)    (1,018,589)    (156,127)       (148,374)
                                    ------------ ------------------ -------------- -------------- ------------ ---------------
     Net increase (decrease)
       in net assets                 (273,333)          (100,549)    (4,343,681)    (1,156,783)    (277,344)       (143,914)
NET ASSETS:
  Beginning of period                 478,266            578,815      6,720,939      7,877,722      380,937         524,851
                                    ------------ ------------------ -------------- -------------- ------------ ---------------
  End of period                     $ 204,933          $ 478,266    $ 2,377,258    $ 6,720,939    $ 103,593       $ 380,937
                                    ============ ================== ============== ============== ============ ===============

(a) For the period April 30, 2007 to December 31, 2007.

The accompanying notes are an integral part of these financial statements.

      MIST CLARION GLOBAL            MIST OPPENHEIMER           MIST LEGG MASON                 MIST SSGA
              REAL ESTATE        CAPITAL APPRECIATION              VALUE EQUITY                GROWTH ETF
              SUB-ACCOUNT                 SUB-ACCOUNT               SUB-ACCOUNT               SUB-ACCOUNT
---------------------------- --------------------------- ------------------------- -------------------------
      2008           2007         2008           2007         2008         2007        2008          2007
------------- -------------- ------------ -------------- ------------ ------------ ----------- -------------
   $ 8,109       $ (9,569)     $ 4,773       $ (3,032)    $ (2,797)    $ (8,005)       $ 40        $ (352)
  (367,490)     1,100,255       (3,236)        23,527      (32,855)      14,457      (5,186)          408
  (429,280)    (1,751,886)    (141,199)         5,385     (179,886)     (45,273)     (4,447)         (919)
------------- -------------- ------------ -------------- ------------ ------------ ----------- -------------
  (788,661)      (661,200)    (139,662)        25,880     (215,538)     (38,821)     (9,593)         (863)
------------- -------------- ------------ -------------- ------------ ------------ ----------- -------------
    47,960        177,018        1,248         10,527        3,871       10,402         467        26,233
  (205,245)    (1,876,258)     146,826        (12,041)      10,967       66,310     (19,322)        8,834
      (930)        (1,680)        (163)          (188)        (159)        (283)        (11)          (11)
  (611,712)      (939,917)     (87,247)       (78,703)    (102,918)    (162,469)         (3)         (217)
------------- -------------- ------------ -------------- ------------ ------------ ----------- -------------
  (769,927)    (2,640,837)      60,664        (80,405)     (88,239)     (86,040)    (18,869)       34,839
------------- -------------- ------------ -------------- ------------ ------------ ----------- -------------
(1,558,588)    (3,302,037)     (78,998)       (54,525)    (303,777)    (124,861)    (28,462)       33,976
 2,478,624      5,780,661      215,449        269,974      459,400      584,261      38,754         4,778
------------- -------------- ------------ -------------- ------------ ------------ ----------- -------------
 $ 920,036    $ 2,478,624    $ 136,451      $ 215,449    $ 155,623    $ 459,400    $ 10,292      $ 38,754
============= ============== ============ ============== ============ ============ =========== =============

The accompanying notes are an integral part of these financial statements.

THE NEW ENGLAND VARIABLE ACCOUNT
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONCLUDED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                     MIST PIMCO            MIST BLACKROCK                  MIST JANUS
                                            INFLATION PROTECTED            LARGE CAP CORE                       FORTY
                                                    SUB-ACCOUNT               SUB-ACCOUNT                 SUB-ACCOUNT
                                    ------------------------------ ------------------------- ---------------------------
                                           2008            2007         2008      2007 (A)        2008        2007 (A)
                                    -------------- --------------- ------------ ------------ ------------ --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)         $ 20,949         $ 1,997     $ (1,797)    $ (2,834)    $ 18,742         $ (514)
  Net realized gains (losses)           (10,462)          1,802          (12)       6,267      (59,971)        (1,133)
  Change in unrealized gains
     (losses) on investments           (183,743)         23,471     (111,338)      (2,863)    (476,912)         7,532
                                    -------------- --------------- ------------ ------------ ------------ --------------
     Net increase (decrease)
       in net assets resulting
       from operations                 (173,256)         27,270     (113,147)         570     (518,141)         5,885
                                    -------------- --------------- ------------ ------------ ------------ --------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners                37,370          29,531        3,336        4,541       18,008          4,094
  Net transfers (including
     fixed account)                   1,767,237         198,375       (8,850)     320,401      934,138        253,642
  Contract charges                         (556)            (74)         (84)         (65)        (358)           (18)
  Transfers for contract benefits
     and terminations                  (404,928)        (92,439)     (28,172)      (7,038)     (67,336)        (1,683)
                                    -------------- --------------- ------------ ------------ ------------ --------------
     Net increase (decrease)
       in net assets resulting from
       contract transactions          1,399,123         135,393      (33,770)     317,839      884,452        256,035
                                    -------------- --------------- ------------ ------------ ------------ --------------
     Net increase (decrease)
       in net assets                  1,225,867         162,663     (146,917)     318,409      366,311        261,920
NET ASSETS:
  Beginning of period                   420,656         257,993      318,409           --      261,920             --
                                    -------------- --------------- ------------ ------------ ------------ --------------
  End of period                     $ 1,646,523       $ 420,656    $ 171,492    $ 318,409    $ 628,231      $ 261,920
                                    ============== =============== ============ ============ ============ ==============

(a) For the period April 30, 2007 to December 31, 2007.

The accompanying notes are an integral part of these financial statements.

               AMERICAN FUNDS                AMERICAN FUNDS                 AMERICAN FUNDS               AMERICAN FUNDS
                       GROWTH                 GROWTH-INCOME    GLOBAL SMALL CAPITALIZATION                         BOND
                  SUB-ACCOUNT                   SUB-ACCOUNT                    SUB-ACCOUNT                  SUB-ACCOUNT
-------------------------------- ----------------------------- ------------------------------ ----------------------------
       2008              2007           2008           2007           2008            2007         2008            2007
-------------- ----------------- -------------- -------------- -------------- --------------- ------------ ---------------
 $ (100,119)       $ (154,520)      $ (4,888)     $ (24,429)     $ (93,825)      $ 113,766     $ 33,182        $ 38,107
    956,984         4,405,740        202,937      1,701,394       (108,156)      2,530,002      (17,064)         (4,567)
 (6,825,845)       (2,602,504)    (3,143,976)    (1,258,133)    (3,918,138)     (1,636,304)    (102,134)        (23,104)
-------------- ----------------- -------------- -------------- -------------- --------------- ------------ ---------------
 (5,968,980)        1,648,716     (2,945,927)       418,832     (4,120,119)      1,007,464      (86,016)         10,436
-------------- ----------------- -------------- -------------- -------------- --------------- ------------ ---------------
    231,993           473,162        140,321        277,242        119,092         412,399       14,042          19,549
 (2,782,542)        2,383,355       (746,390)      (447,294)    (2,246,961)      3,885,972      171,509         858,714
     (6,632)           (8,500)        (3,980)        (5,384)        (3,354)         (3,804)        (340)           (152)
 (2,711,313)       (5,416,120)    (1,667,143)    (3,132,324)    (1,428,825)     (2,222,164)    (111,822)       (390,512)
-------------- ----------------- -------------- -------------- -------------- --------------- ------------ ---------------
 (5,268,494)       (2,568,103)    (2,277,192)    (3,307,760)    (3,560,048)      2,072,403       73,389         487,599
-------------- ----------------- -------------- -------------- -------------- --------------- ------------ ---------------
(11,237,474)         (919,387)    (5,223,119)    (2,888,928)    (7,680,167)      3,079,867      (12,627)        498,035
 17,494,956        18,414,343      9,183,753     12,072,681     10,630,603       7,550,736      743,867         245,832
-------------- ----------------- -------------- -------------- -------------- --------------- ------------ ---------------
$ 6,257,482      $ 17,494,956    $ 3,960,634    $ 9,183,753    $ 2,950,436    $ 10,630,603    $ 731,240       $ 743,867
============== ================= ============== ============== ============== =============== ============ ===============

The accompanying notes are an integral part of these financial statements.

THE NEW ENGLAND VARIABLE ACCOUNT OF
METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

The New England Variable Account (the "Separate Account"), a separate account of Metropolitan Life Insurance Company (the "Company"), was established by the Board of Directors of New England Mutual Life Insurance Company ("NEMLICO") on July 15, 1987 to support operations of NEMLICO with respect to certain individual variable annuity contracts (the "Contracts"). On August 30, 1996 NEMLICO merged with the Company and the Separate Account became a separate account of the Company. The Company is a direct wholly-owned subsidiary of MetLife, Inc., a Delaware corporation. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and exists in accordance with the regulations of the Massachusetts Department of Insurance.

The Separate Account is divided into Sub-Accounts, each of which is treated as an individual accounting entity for financial reporting purposes. Each Sub-Account invests in shares of the corresponding portfolio, series, or fund (with the same name) of registered investment management companies (the "Trusts"), which are presented below:

Metropolitan Series Fund, Inc. ("MSF")*
Fidelity Variable Insurance Products ("Fidelity VIP") Met Investors Series Trust ("MIST")* American Funds Insurance Series ("American Funds")

* See Note 3 for discussion of additional information on related party transactions.

The assets of each of the Sub-Accounts of the Separate Account are registered in the name of the Company. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Separate Account's assets applicable to the Contracts is not chargeable with liabilities arising out of any other business the Company may conduct.

Purchase payments, less any applicable charges, applied to the Separate Account are invested in one or more Sub-Accounts in accordance with the selection made by the contract owner. The following Sub-Accounts were available for investment as of December 31, 2008:

MSF Zenith Equity Sub-Account
MSF BlackRock Bond Income Sub-Account
MSF BlackRock Money Market Sub-Account
MSF MFS Total Return Sub-Account**
MSF Harris Oakmark Focused Value Sub-Account
MSF FI Value Leaders Sub-Account
MSF Loomis Sayles Small Cap Sub-Account
MSF Western Asset Management US Government
Sub-Account
MSF BlackRock Legacy Large Cap Growth
Sub-Account
MSF Davis Venture Value Sub-Account
MSF Western Asset Management Strategic Bond
Opportunities Sub-Account
MSF Julius Baer International Stock Sub-Account
MSF Jennison Growth Sub-Account
MSF FI Mid Cap Opportunities Sub-Account
MSF Russell 2000 Index Sub-Account
MSF MetLife Stock Index Sub-Account**
MSF MetLife Mid Cap Stock Index Sub-Account
MSF Morgan Stanley EAFE Index Sub-Account
MSF Lehman Brothers Aggregate Bond Index
Sub-Account

MSF Neuberger Berman Mid Cap Value Sub-Account
MSF Franklin Templeton Small Cap Growth
Sub-Account
MSF BlackRock Large Cap Value Sub-Account
MSF MFS Value Sub-Account
MSF BlackRock Strategic Value Sub-Account
MSF T. Rowe Price Large Cap Growth Sub-Account
MSF T. Rowe Price Small Cap Growth Sub-Account
MSF Oppenheimer Global Equity Sub-Account
MSF BlackRock Aggressive Growth Sub-Account
MSF BlackRock Diversified Sub-Account
MSF MetLife Conservative Allocation Sub-Account
MSF MetLife Conservative to Moderate Allocation
Sub-Account
MSF MetLife Moderate Allocation Sub-Account
MSF MetLife Moderate to Aggressive Allocation
Sub-Account
MSF MetLife Aggressive Allocation Sub-Account
MSF FI Large Cap Sub-Account
Fidelity VIP Equity-Income Sub-Account
MIST Lord Abbett Bond Debenture Sub-Account
MIST PIMCO Total Return Sub-Account
MIST RCM Technology Sub-Account

THE NEW ENGLAND VARIABLE ACCOUNT OF
METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

1. ORGANIZATION -- (CONTINUED)

MIST T. Rowe Price Mid Cap Growth Sub-Account
MIST MFS Research International Sub-Account
MIST Lazard Mid Cap Sub-Account
MIST Met/AIM Small Cap Growth Sub-Account
MIST Harris Oakmark International Sub-Account
MIST Legg Mason Partners Aggressive Growth
Sub-Account
MIST Clarion Global Real Estate Sub-Account
MIST Oppenheimer Capital Appreciation Sub-Account
MIST Legg Mason Value Equity Sub-Account

MIST SSgA Growth ETF Sub-Account
MIST SSgA Growth and Income ETF Sub-Account*
MIST PIMCO Inflation Protected Bond Sub-Account
MIST BlackRock Large Cap Core Sub-Account
MIST Janus Forty Sub-Account
American Funds Growth Sub-Account
American Funds Growth-Income Sub-Account
American Funds Global Small Capitalization
Sub-Account
American Funds Bond Sub-Account

* This Sub-Account had no net assets as of December 31, 2008.

** This Sub-Account invests in two or more share classes within the underlying portfolio, series, or fund of the Trusts that may assess 12b-1 fees.

The following Sub-Account ceased operations during the year ended December 31, 2008:

Fidelity VIP Overseas Sub-Account

The operations of the Sub-Accounts were affected by the following changes that occurred during the year ended December 31, 2008:

NAME CHANGES:

OLD NAME

FI International Stock Portfolio
Harris Oakmark Large Cap Value Portfolio
Neuberger Berman Real Estate Portfolio
Cyclical Growth ETF Portfolio
Cyclical Growth and Income ETF Portfolio

NEW NAME

Julius Baer International Stock Portfolio
MFS Value Portfolio
Clarion Global Real Estate Portfolio
SSgA Growth ETF Portfolio
SSgA Growth and Income ETF Portfolio

SUBSTITUTION:

OLD NAME

Fidelity VIP Overseas Portfolio

NEW NAME

MFS Research International Portfolio

This report is prepared for the general information of the contract owners and is not an offer of units of the Separate Account or shares of the Separate Account's underlying investments. It should not be used in connection with any offer except in conjunction with the prospectus for the Separate Account products offered by the Company and the prospectus of the underlying portfolio, series, or fund which collectively contain all the pertinent information, including additional information on charges and expenses.

THE NEW ENGLAND VARIABLE ACCOUNT OF
METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
The financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") applicable to variable annuity separate accounts registered as unit investment trusts.

SECURITY TRANSACTIONS
Security transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.

SECURITY VALUATION
The Sub-Accounts' investment in shares of the portfolio, series or fund of the Trusts is valued at fair value based on the closing net asset value or price per share as determined by the Trusts as of the end of the year. All changes in fair value are recorded as changes in unrealized gains (losses) on investments in the statements of operations of the applicable Sub-Accounts.

FEDERAL INCOME TAXES
The operations of the Separate Account form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited under the Contracts. Accordingly, no charge is being made to the Separate Account for federal income taxes. The Company will periodically review the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Contracts.

ANNUITY PAYOUTS
Net assets allocated to Contracts in the payout period are computed according to industry standard mortality tables. The assumed investment return ranges from 3.5 percent to 5.0 percent. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Separate Account by the Company to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

PURCHASE PAYMENTS
Purchase payments received from contract owners by the Company are credited as accumulation units as of the end of the valuation period in which received, as provided in the prospectus, and are reported as contract transactions on the statements of changes in net assets of the applicable Sub-Accounts.

NET TRANSFERS
Funds transferred by the contract owner into or out of Sub-Accounts within the Separate Account or into or out of the fixed account (an investment option in the Company's general account) are recorded on a net basis as net transfers in the statements of changes in net assets of the applicable Sub-Accounts.

USE OF ESTIMATES
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

THE NEW ENGLAND VARIABLE ACCOUNT OF
METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

2. SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS
In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, FAIR VALUE MEASUREMENTS ("SFAS 157"). SFAS 157 defines fair value, establishes a consistent framework for measuring fair value, establishes a fair value hierarchy based on the observability of inputs used to measure fair value, and requires enhanced disclosures about fair value measurements.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available. The Separate Account has categorized its assets based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. SFAS 157 defines the input levels as follows:

Level 1 Unadjusted quoted prices in active markets for identical assets.
Level 2 Quoted prices in markets that are not active or inputs that are observable either directly or indirectly.
Level 3 Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets.

Effective January 1, 2008, the Separate Account adopted SFAS 157 and applied the provisions of the statement prospectively to assets measured at fair value. The adoption of SFAS 157 had no impact on the fair value of items measured at fair value. Each Sub-Account invests in shares of open-end mutual funds which calculate a daily net asset value based on the value of the underlying securities in its portfolios. As a result, and as required by law, shares of open-end mutual funds are purchased and redeemed at their quoted daily net asset values as reported by the Trusts at the close of each business day. On that basis, the fair value measurements of all shares held by the Separate Account are reported as Level 1.

Effective January 1, 2007, the Company adopted FASB Interpretation ("FIN") No. 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. The adoption of FIN 48 had no impact on the financial statements of each of the Sub-Accounts.

FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT
In December 2007, the FASB issued SFAS No. 160, NONCONTROLLING INTERESTS IN CONSOLIDATED FINANCIAL STATEMENTS -- AN AMENDMENT OF ACCOUNTING RESEARCH BULLETIN NO. 51 ("SFAS 160"). SFAS 160 defines and establishes accounting and reporting standards for noncontrolling interests in a subsidiary. The pronouncement is effective for fiscal years beginning on or after December 15, 2008. The Separate Account believes the adoption of SFAS 160 will have no material impact on the financial statements of each of the Sub-Accounts.

THE NEW ENGLAND VARIABLE ACCOUNT OF
METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

3. EXPENSES AND RELATED PARTY TRANSACTIONS

The following annual Separate Account charges are asset-based charges and assessed through a daily reduction of unit values, which are recorded as expenses in the accompanying statements of operations of the applicable Sub-Accounts:

MORTALITY AND EXPENSE RISK -- The mortality risk assumed by the Company is the risk that those insured may die sooner than anticipated and therefore, the Company will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is where expenses incurred in issuing and administering the Contracts will exceed the amounts realized from the administrative charges assessed against the Contracts. In addition, the charge compensates the Company for the risk that the investor may live longer than estimated and the Company would be obligated to pay more in income payments than anticipated.

ADMINISTRATIVE -- The Company has responsibility for the administration of the Contracts and the Separate Account. Generally, the administrative charge is related to the maintenance, including distribution, of each contract and the Separate Account.

The table below represents the range of effective annual rates for each respective charge for the year ended December 31, 2008:

Mortality and Expense Risk 0.95% - 1.20%
Administrative                     0.40%


The above referenced charges may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular contract.

A contract administrative charge of $30 is assessed on an annual basis. In addition, most Contracts impose a surrender charge of 1.00% to 6.50%, depending on the contract year, if the contract is partially or fully surrendered within the specified surrender charge period. These charges are assessed through the redemption of units and are recorded as contract charges in the accompanying statements of changes in net assets of the applicable Sub-Accounts.

Certain investments in the various portfolios, series or funds of the MIST and MSF Trusts hold shares which are managed by Met Investors Advisory, LLC and MetLife Advisers, LLC, respectively. Both act in the capacity of investment advisor and are indirect affiliates of the Company.

THE NEW ENGLAND VARIABLE ACCOUNT OF
METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

4. STATEMENTS OF INVESTMENTS

                                                                                               FOR THE YEAR ENDED
                                                             AS OF DECEMBER 31, 2008            DECEMBER 31, 2008
                                                             ----------------------- ----------------------------
                                                                                           COST OF       PROCEEDS
                                                                SHARES      COST ($) PURCHASES ($) FROM SALES ($)
                                                             --------- ------------- ------------- --------------
MSF Zenith Equity Sub-Account                                  282,081   117,659,884     4,774,958     28,814,716
MSF BlackRock Bond Income Sub-Account                          251,865    27,281,498     2,190,346      9,721,175
MSF BlackRock Money Market Sub-Account                         271,243    27,124,340    18,361,526     13,069,972
MSF MFS Total Return Sub-Account                               239,024    32,982,567     4,485,046     10,467,046
MSF Harris Oakmark Focused Value Sub-Account                   100,742    21,276,372     2,675,552      7,377,164
MSF FI Value Leaders Sub-Account                                83,033    15,149,083     1,903,679      4,551,523
MSF Loomis Sayles Small Cap Sub-Account                        111,552    22,875,972     4,447,328      7,414,840
MSF Western Asset Management U.S. Government Sub-Account       315,033     3,825,759       659,924      1,943,503
MSF BlackRock Legacy Large Cap Growth Sub-Account            1,083,054    24,329,112       470,546      8,375,823
MSF Davis Venture Value Sub-Account                          1,306,677    35,744,124     1,509,633     14,797,590
MSF Western Asset Management Strategic Bond Opportunities
  Sub-Account                                                  778,782     9,566,269       828,186      3,934,551
MSF Julius Baer International Stock Sub-Account                420,897     4,709,548     1,246,314      1,561,715
MSF Jennison Growth Sub-Account                                 23,615       259,942       160,100        201,161
MSF FI Mid Cap Opportunities Sub-Account                        32,381       550,619        45,424        396,935
MSF Russell 2000 Index Sub-Account                             142,914     1,946,252       223,775        672,471
MSF MetLife Stock Index Sub-Account                            423,477    13,258,564     1,186,264      4,719,250
MSF MetLife Mid Cap Stock Index Sub-Account                    133,684     1,768,060       700,822      1,290,638
MSF Morgan Stanley EAFE Index Sub-Account                      130,415     1,847,374       344,075        967,220
MSF Lehman Brothers Aggregate Bond Index Sub-Account           198,386     2,109,838     1,096,182      1,200,860
MSF Neuberger Berman Mid Cap Value Sub-Account                 200,284     4,038,173       605,588      1,469,106
MSF Franklin Templeton Small Cap Growth Sub-Account             38,019       380,041        78,789        320,427
MSF BlackRock Large Cap Value Sub-Account                       49,416       630,325       195,114        717,000
MSF MFS Value Sub-Account                                       65,207       849,030     1,429,507      1,550,702
MSF BlackRock Strategic Value Sub-Account                      496,460     8,120,576     1,000,425      2,594,744
MSF T. Rowe Price Large Cap Growth Sub-Account                  76,166     1,111,922       401,140        470,333
MSF T. Rowe Price Small Cap Growth Sub-Account                  17,866       251,135       140,477        121,493
MSF Oppenheimer Global Equity Sub-Account                       35,251       564,880       262,426        371,352
MSF BlackRock Aggressive Growth Sub-Account                     11,377       294,084       201,859         93,017
MSF BlackRock Diversified Sub-Account                           12,960       226,085       113,130         50,357
MSF MetLife Conservative Allocation Sub-Account                 55,486       596,041       816,827        372,340
MSF MetLife Conservative to ModerateAllocation Sub-Account     119,734     1,262,103       566,889        552,341
MSF MetLife Moderate Allocation Sub-Account                    325,559     3,679,407     1,409,072      1,667,703
MSF MetLife Moderate to Aggressive Allocation Sub-Account      114,725     1,344,880       329,897      1,400,676
MSF MetLife Aggressive Allocation Sub-Account                   67,221       764,298       461,060        532,036
MSF FI Large Cap Sub-Account                                    11,923       172,309        12,847         10,868
Fidelity VIP Equity-Income Sub-Account                       1,501,131    34,726,109     1,129,073      9,152,931
MIST Lord Abbett Bond Debenture Sub-Account                    162,708     1,965,700       467,897      1,131,101
MIST PIMCO Total Return Sub-Account                            574,052     6,673,196     2,844,414      3,375,857
MIST RCM Technology Sub-Account                                123,773       576,700       353,365        238,647
MIST T. Rowe Price Mid Cap Growth Sub-Account                  256,587     2,143,035       831,364      1,181,352
MIST MFS Research International Sub-Account                  1,935,449    15,150,986    14,613,744      1,747,996
MIST Lazard Mid Cap Sub-Account                                 40,726       521,272       128,288        445,534
MIST Met/AIM Small Cap Growth Sub-Account                       24,937       326,736        94,090        181,557
MIST Harris Oakmark International Sub-Account                  279,685     4,464,608     1,707,578      3,033,237
MIST Legg Mason Partners Aggressive Growth Sub-Account          23,078       168,916        43,975        201,251
MIST Clarion Global Real Estate Sub-Account                    124,849     1,970,097       617,682      1,192,919
MIST Oppenheimer Capital Appreciation Sub-Account               35,083       263,310       327,598        197,151
MIST Legg Mason Value Equity Sub-Account                        33,908       347,339        51,065        127,836
MIST SSgA Growth ETF Sub-Account                                 1,327        15,613         1,984         20,301
MIST PIMCO Inflation Protected Bond Sub-Account                168,016     1,803,991     2,350,218        928,025
MIST BlackRock Large Cap Core Sub-Account                       26,070       285,739        21,815         45,978
MIST Janus Forty Sub-Account                                    14,438     1,097,651     1,197,647        282,099

THE NEW ENGLAND VARIABLE ACCOUNT OF
METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

4. STATEMENTS OF INVESTMENTS -- (CONTINUED)

                                                                                         FOR THE YEAR ENDED
                                                       AS OF DECEMBER 31, 2008            DECEMBER 31, 2008
                                                       ----------------------- ----------------------------
                                                                                     COST OF       PROCEEDS
                                                        SHARES        COST ($) PURCHASES ($) FROM SALES ($)
                                                       ------- --------------- ------------- --------------
American Funds Growth Sub-Account                      188,087      10,703,716     2,184,708      6,303,697
American Funds Growth - Income Sub-Account             164,275       6,044,291       900,929      2,764,973
American Funds Global Small Capitalization Sub-Account 267,501       6,702,804     1,638,769      4,500,694
American Funds Bond Sub-Account                         78,048         854,820       369,803        261,358

This page is intentionally left blank.

THE NEW ENGLAND VARIABLE ACCOUNT OF
METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. SCHEDULES OF UNITS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                             MSF ZENITH               MSF BLACKROCK               MSF BLACKROCK
                                                 EQUITY                 BOND INCOME                MONEY MARKET
                                            SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
                               --------------------------- --------------------------- ---------------------------
                                     2008          2007          2008          2007          2008          2007
                               ------------- ------------- ------------- ------------- ------------- -------------
Units beginning of year         6,395,674     8,240,794     6,912,297     8,836,157     8,598,465    10,160,104
Units issued and transferred
  from other funding options      191,015       641,258       337,529     1,275,048     8,964,366     7,104,739
Units redeemed and transferred
  to other funding options     (1,463,319)   (2,486,378)   (2,052,253)   (3,198,908)   (7,035,213)   (8,666,378)
                               ------------- ------------- ------------- ------------- ------------- -------------
Units end of year               5,123,370     6,395,674     5,197,573     6,912,297    10,527,618     8,598,465
                               ============= ============= ============= ============= ============= =============
                                                                  MSF WESTERN ASSET
                                      MSF LOOMIS SAYLES                  MANAGEMENT        MSF BLACKROCK LEGACY
                                              SMALL CAP             U.S. GOVERNMENT            LARGE CAP GROWTH
                                            SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
                               --------------------------- --------------------------- ---------------------------
                                     2008          2007          2008          2007          2008          2007
                               ------------- ------------- ------------- ------------- ------------- -------------
Units beginning of year         8,686,276    11,214,003     3,044,141     4,363,089    11,489,750    15,773,509
Units issued and transferred
  from other funding options      396,770       739,015       376,712       547,209       444,150     1,001,877
Units redeemed and transferred
  to other funding options     (2,581,722)   (3,266,742)   (1,205,351)   (1,866,157)   (3,120,895)   (5,285,636)
                               ------------- ------------- ------------- ------------- ------------- -------------
Units end of year               6,501,324     8,686,276     2,215,502     3,044,141     8,813,005    11,489,750
                               ============= ============= ============= ============= ============= =============
                                           MSF JENNISON              MSF FI MID CAP            MSF RUSSELL 2000
                                                 GROWTH               OPPORTUNITIES                       INDEX
                                            SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
                               --------------------------- --------------------------- ---------------------------
                                     2008          2007          2008          2007          2008          2007
                               ------------- ------------- ------------- ------------- ------------- -------------
Units beginning of year           675,749       769,861       526,638       721,960     1,394,194     2,509,970
Units issued and transferred
  from other funding options      319,738       213,640        51,019       141,764        94,577       168,879
Units redeemed and transferred
  to other funding options       (463,907)     (307,752)     (246,653)     (337,086)     (422,996)   (1,284,655)
                               ------------- ------------- ------------- ------------- ------------- -------------
Units end of year                 531,580       675,749       331,004       526,638     1,065,775     1,394,194
                               ============= ============= ============= ============= ============= =============
                                    MSF LEHMAN BROTHERS        MSF NEUBERGER BERMAN      MSF FRANKLIN TEMPLETON
                                   AGGREGATE BOND INDEX               MID CAP VALUE            SMALL CAP GROWTH
                                            SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
                               --------------------------- --------------------------- ---------------------------
                                     2008          2007          2008          2007          2008          2007
                               ------------- ------------- ------------- ------------- ------------- -------------
Units beginning of year         1,627,912     2,017,197     2,020,919     2,819,937       638,144       930,741
Units issued and transferred
  from other funding options      741,095       745,749       331,867       721,261        32,954       127,074
Units redeemed and transferred
  to other funding options       (871,254)   (1,135,034)     (782,856)   (1,520,279)     (345,729)     (419,671)
                               ------------- ------------- ------------- ------------- ------------- -------------
Units end of year               1,497,753     1,627,912     1,569,930     2,020,919       325,369       638,144
                               ============= ============= ============= ============= ============= =============

(a) For the period April 30, 2007 to December 31, 2007.

                 MSF MFS              MSF HARRIS OAKMARK                MSF FI VALUE
            TOTAL RETURN                   FOCUSED VALUE                     LEADERS
             SUB-ACCOUNT                     SUB-ACCOUNT                 SUB-ACCOUNT
--------------------------- ------------------------------- ---------------------------
      2008          2007          2008              2007          2008          2007
------------- ------------- ------------- ----------------- ------------- -------------
 7,476,771     9,533,793     7,543,367        11,067,302     5,964,174     7,820,601
   205,537       927,727       310,680           741,518       180,287       631,395
(1,944,758)   (2,984,749)   (2,547,613)       (4,265,453)   (1,722,503)   (2,487,822)
------------- ------------- ------------- ----------------- ------------- -------------
 5,737,550     7,476,771     5,306,434         7,543,367     4,421,958     5,964,174
============= ============= ============= ================= ============= =============
                                       MSF WESTERN ASSET
       MSF DAVIS VENTURE                      MANAGEMENT             MSF JULIUS BAER
                   VALUE    STRATEGIC BOND OPPORTUNITIES         INTERNATIONAL STOCK
             SUB-ACCOUNT                     SUB-ACCOUNT                 SUB-ACCOUNT
--------------------------- ------------------------------- ---------------------------
      2008          2007          2008              2007          2008          2007
------------- ------------- ------------- ----------------- ------------- -------------
15,849,913    21,188,246     6,055,761         7,547,508     3,618,640     4,911,817
   701,065     1,933,735       330,391         1,161,746       366,085       395,309
(4,742,303)   (7,272,068)   (2,014,550)       (2,653,493)   (1,070,448)   (1,688,486)
------------- ------------- ------------- ----------------- ------------- -------------
11,808,675    15,849,913     4,371,602         6,055,761     2,914,277     3,618,640
============= ============= ============= ================= ============= =============
             MSF METLIFE             MSF METLIFE MID CAP          MSF MORGAN STANLEY
             STOCK INDEX                     STOCK INDEX                  EAFE INDEX
             SUB-ACCOUNT                     SUB-ACCOUNT                 SUB-ACCOUNT
--------------------------- ------------------------------- ---------------------------
      2008          2007          2008              2007          2008          2007
------------- ------------- ------------- ----------------- ------------- -------------
 4,213,449     5,494,828     1,615,495         1,929,883     1,789,208     2,273,795
   111,031       419,085       349,819           257,181       166,127       473,607
(1,157,278)   (1,700,464)     (865,629)         (571,569)     (699,670)     (958,194)
------------- ------------- ------------- ----------------- ------------- -------------
 3,167,202     4,213,449     1,099,685         1,615,495     1,255,665     1,789,208
============= ============= ============= ================= ============= =============
           MSF BLACKROCK                         MSF MFS               MSF BLACKROCK
         LARGE CAP VALUE                           VALUE             STRATEGIC VALUE
             SUB-ACCOUNT                     SUB-ACCOUNT                 SUB-ACCOUNT
--------------------------- ------------------------------- ---------------------------
      2008          2007          2008              2007          2008          2007
------------- ------------- ------------- ----------------- ------------- -------------
   838,835       925,880       928,569         1,229,916     4,660,179     6,643,140
   147,849       289,609       125,939           156,808       330,493       524,392
  (536,874)     (376,654)     (404,732)         (458,155)   (1,637,618)   (2,507,353)
------------- ------------- ------------- ----------------- ------------- -------------
   449,810       838,835       649,776           928,569     3,353,054     4,660,179
============= ============= ============= ================= ============= =============

THE NEW ENGLAND VARIABLE ACCOUNT OF
METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. SCHEDULES OF UNITS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                      MSF T. ROWE PRICE           MSF T. ROWE PRICE             MSF OPPENHEIMER
                                       LARGE CAP GROWTH            SMALL CAP GROWTH               GLOBAL EQUITY
                                            SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
                               --------------------------- --------------------------- ---------------------------
                                    2008           2007          2008          2007        2008            2007
                               ------------ -------------- ------------- ------------- ----------- ---------------
Units beginning of year           92,365        100,235        18,251        21,181      37,573          35,975
Units issued and transferred
  from other funding options      26,267         42,660         7,128         7,101      12,633          17,759
Units redeemed and transferred
  to other funding options       (40,099)       (50,530)       (9,755)      (10,031)    (21,063)        (16,161)
                               ------------ -------------- ------------- ------------- ----------- ---------------
Units end of year                 78,533         92,365        15,624        18,251      29,143          37,573
                               ============ ============== ============= ============= =========== ===============
                                                                                                    MSF METLIFE
                               MSF METLIFE CONSERVATIVE                 MSF METLIFE                 MODERATE TO
                                 TO MODERATE ALLOCATION         MODERATE ALLOCATION       AGGRESSIVE ALLOCATION
                                            SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
                               --------------------------- --------------------------- ---------------------------
                                    2008           2007          2008          2007        2008            2007
                               ------------ -------------- ------------- ------------- ----------- ---------------
Units beginning of year          113,293         95,025       345,479       196,707     206,402         185,461
Units issued and transferred
  from other funding options      53,745         37,084       126,678       254,901      28,578         142,088
Units redeemed and transferred
  to other funding options       (50,396)       (18,816)     (155,260)     (106,129)   (123,697)       (121,147)
                               ------------ -------------- ------------- ------------- ----------- ---------------
Units end of year                116,642        113,293       316,897       345,479     111,283         206,402
                               ============ ============== ============= ============= =========== ===============
                                       MIST LORD ABBETT                  MIST PIMCO                    MIST RCM
                                         BOND DEBENTURE                TOTAL RETURN                  TECHNOLOGY
                                            SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
                               --------------------------- --------------------------- ---------------------------
                                    2008           2007          2008          2007        2008            2007
                               ------------ -------------- ------------- ------------- ----------- ---------------
Units beginning of year        1,444,635      1,734,243     5,704,698     7,238,857     932,213         801,471
Units issued and transferred
  from other funding options     228,459        512,289     2,084,595     1,767,639     358,024         688,956
Units redeemed and transferred
  to other funding options      (652,459)      (801,897)   (2,815,331)   (3,301,798)   (467,599)       (558,214)
                               ------------ -------------- ------------- ------------- ----------- ---------------
Units end of year              1,020,635      1,444,635     4,973,962     5,704,698     822,638         932,213
                               ============ ============== ============= ============= =========== ===============
                                           MIST MET/AIM         MIST HARRIS OAKMARK    MIST LEGG MASON PARTNERS
                                       SMALL CAP GROWTH               INTERNATIONAL           AGGRESSIVE GROWTH
                                            SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
                               --------------------------- --------------------------- ---------------------------
                                    2008           2007          2008          2007        2008            2007
                               ------------ -------------- ------------- ------------- ----------- ---------------
Units beginning of year          297,398        394,379     3,416,198     3,910,701     479,274         666,205
Units issued and transferred
  from other funding options      42,685         56,099       580,295     1,153,980      83,720          81,826
Units redeemed and transferred
  to other funding options      (129,269)      (153,080)   (1,926,626)   (1,648,483)   (346,231)       (268,757)
                               ------------ -------------- ------------- ------------- ----------- ---------------
Units end of year                210,814        297,398     2,069,867     3,416,198     216,763         479,274
                               ============ ============== ============= ============= =========== ===============

(a) For the period April 30, 2007 to December 31, 2007.

           MSF BLACKROCK              MSF BLACKROCK                 MSF METLIFE
       AGGRESSIVE GROWTH                DIVERSIFIED     CONSERVATIVE ALLOCATION
             SUB-ACCOUNT                SUB-ACCOUNT                 SUB-ACCOUNT
--------------------------- -------------------------- ---------------------------
      2008          2007          2008         2007          2008          2007
------------- ------------- ------------- ------------ ------------- -------------
     3,917         1,679         4,028        1,423        16,703         6,437
     4,316         3,209         2,532        3,913        73,200        22,711
    (2,007)         (971)       (1,373)      (1,308)      (35,573)      (12,445)
------------- ------------- ------------- ------------ ------------- -------------
     6,226         3,917         5,187        4,028        54,330        16,703
============= ============= ============= ============ ============= =============
             MSF METLIFE                     MSF FI                FIDELITY VIP
   AGGRESSIVE ALLOCATION                  LARGE CAP               EQUITY-INCOME
             SUB-ACCOUNT                SUB-ACCOUNT                 SUB-ACCOUNT
--------------------------- -------------------------- ---------------------------
      2008          2007          2008         2007          2008          2007
------------- ------------- ------------- ------------ ------------- -------------
    75,279        70,333         9,736          102     6,818,806     9,316,053
    40,312        44,157           929       11,549       219,588       727,582
   (51,362)      (39,211)         (784)      (1,915)   (1,787,290)   (3,224,829)
------------- ------------- ------------- ------------ ------------- -------------
    64,229        75,279         9,881        9,736     5,251,104     6,818,806
============= ============= ============= ============ ============= =============
      MIST T. ROWE PRICE          MIST MFS RESEARCH                 MIST LAZARD
          MID CAP GROWTH              INTERNATIONAL                     MID CAP
             SUB-ACCOUNT                SUB-ACCOUNT                 SUB-ACCOUNT
--------------------------- -------------------------- ---------------------------
      2008          2007          2008         2007          2008          2007
------------- ------------- ------------- ------------ ------------- -------------
 3,030,185     3,478,719     1,483,739    1,532,140       564,267       560,353
   745,271     1,275,717     6,716,530      818,507        57,142       259,514
(1,490,048)   (1,724,251)   (1,113,915)    (866,908)     (328,481)     (255,600)
------------- ------------- ------------- ------------ ------------- -------------
 2,285,408     3,030,185     7,086,354    1,483,739       292,928       564,267
============= ============= ============= ============ ============= =============
     MIST CLARION GLOBAL           MIST OPPENHEIMER             MIST LEGG MASON
             REAL ESTATE       CAPITAL APPRECIATION                VALUE EQUITY
             SUB-ACCOUNT                SUB-ACCOUNT                 SUB-ACCOUNT
--------------------------- -------------------------- ---------------------------
      2008          2007          2008         2007          2008          2007
------------- ------------- ------------- ------------ ------------- -------------
   151,768       296,783        16,529       23,353       481,759       569,853
    34,489        90,051        23,107        8,148        54,781       146,029
   (88,355)     (235,066)      (20,007)     (14,972)     (173,533)     (234,123)
------------- ------------- ------------- ------------ ------------- -------------
    97,902       151,768        19,629       16,529       363,007       481,759
============= ============= ============= ============ ============= =============

THE NEW ENGLAND VARIABLE ACCOUNT OF
METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. SCHEDULES OF UNITS -- (CONCLUDED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                 MIST SSGA                  MIST PIMCO       MIST BLACKROCK
                                                GROWTH ETF    INFLATION PROTECTED BOND       LARGE CAP CORE
                                               SUB-ACCOUNT                 SUB-ACCOUNT          SUB-ACCOUNT
                               ------------------------------ --------------------------- --------------------
                                     2008             2007       2008             2007      2008    2007 (A)
                               ------------- ---------------- ---------- ---------------- --------- ----------
Units beginning of year             3,256              418     34,598           23,194    39,929         --
Units issued and transferred
  from other funding options          144            3,254    191,323           21,117     1,493     47,645
Units redeemed and transferred
  to other funding options         (2,092)            (416)   (78,495)          (9,713)   (6,651)    (7,716)
                               ------------- ---------------- ---------- ---------------- --------- ----------
Units end of year                   1,308            3,256    147,426           34,598    34,771     39,929
                               ============= ================ ========== ================ ========= ==========
                                            AMERICAN FUNDS              AMERICAN FUNDS
                               GLOBAL SMALL CAPITALIZATION                        BOND
                                               SUB-ACCOUNT                 SUB-ACCOUNT
                               ------------------------------ -------------------------
                                     2008             2007       2008             2007
                               ------------- ---------------- ---------- --------------
Units beginning of year         3,066,945        2,603,049     47,928           16,105
Units issued and transferred
  from other funding options      446,031        2,122,540     22,791           87,953
Units redeemed and transferred
  to other funding options     (1,652,004)      (1,658,644)   (17,905)         (56,130)
                               ------------- ---------------- ---------- --------------
Units end of year               1,860,972        3,066,945     52,814           47,928
                               ============= ================ ========== ==============

(a) For the period April 30, 2007 to December 31, 2007.

       MIST JANUS            AMERICAN FUNDS           AMERICAN FUNDS
            FORTY                    GROWTH            GROWTH-INCOME
      SUB-ACCOUNT               SUB-ACCOUNT              SUB-ACCOUNT
-------------------- ------------------------- ------------------------
  2008    2007 (A)        2008         2007        2008         2007
--------- ---------- ------------ ------------ ----------- ------------
 1,445         --    1,039,149    1,209,256     802,576    1,090,620
 6,612      1,672      108,737      390,148      74,324      134,867
(1,999)      (227)    (473,823)    (560,255)   (311,019)    (422,911)
--------- ---------- ------------ ------------ ----------- ------------
 6,058      1,445      674,063    1,039,149     565,881      802,576
========= ========== ============ ============ =========== ============

THE NEW ENGLAND VARIABLE ACCOUNT OF
METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS

The following table is a summary of unit values and units outstanding for the Contracts, net investment income ratios, and expense ratios, excluding expenses for the underlying portfolio, series, or fund for each of the five years in the period ended December 31, 2008:

                                                         AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                      ------------------------------------ --------------------------------------------------
                                                 UNIT VALUE(1)             INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                     LOWEST TO         NET        INCOME        LOWEST TO        LOWEST TO
                                           UNITS   HIGHEST ($)  ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                      ---------- ------------- ----------- ------------- ---------------- -------------------
MSF Zenith Equity Sub-Account    2008  5,123,370         15.40  78,903,521          2.74             1.35           (39.35)
                                 2007  6,395,674         25.39 162,411,701          0.78             1.35             3.84
                                 2006  8,240,794         24.46 201,535,593          0.54             1.35             6.83
                                 2005 10,182,730         22.89 233,110,020          0.91             1.35             9.00
                                 2004 12,226,277         21.06 257,534,175          0.45             1.35            10.00
MSF BlackRock Bond Income        2008  5,197,573          4.97  25,816,080          5.35             1.35            (4.73)
  Sub-Account                    2007  6,912,297          5.21  36,036,242          3.36             1.35             4.86
                                 2006  8,836,157          4.97  43,924,380          5.97             1.35             3.02
                                 2005 11,755,871          4.83  56,734,152          4.09             1.35             1.00
                                 2004 14,315,028          4.78  68,371,238          4.17             1.35             3.00
MSF BlackRock Money Market       2008 10,527,618          2.58  27,124,252          2.82             1.35             1.51
  Sub-Account                    2007  8,598,465          2.54  21,832,738          4.91             1.35             3.62
                                 2006 10,160,104          2.45  24,889,366          4.70             1.35             3.41
                                 2005 11,692,252          2.37  27,695,490          2.93             1.35             2.00
                                 2004 13,750,470          2.33  32,083,917          0.93             1.35            (0.40)
MSF MFS Total Return Sub-Account 2008  5,737,550  3.79 - 36.73  25,708,050          3.71             1.35 (23.31) - (23.20)
                                 2007  7,476,771  4.93 - 47.90  44,065,269          2.24             1.35      2.82 - 2.97
                                 2006  9,533,793  4.79 - 46.59  54,741,467          3.68             1.35    10.54 - 10.71
                                 2005 11,994,608  4.33 - 42.14  63,051,270          1.74             1.35             2.00
                                 2004 14,298,539  4.25 - 41.49  73,427,888          2.74             1.35     9.00 - 10.00
MSF Harris Oakmark Focused Value 2008  5,306,434          2.01  10,671,486          0.39             1.35           (46.73)
  Sub-Account                    2007  7,543,367          3.78  28,479,313          0.60             1.35            (8.09)
                                 2006 11,067,302          4.11  45,463,646          0.32             1.35            11.11
                                 2005 15,082,174          3.70  55,842,434          0.04             1.35             9.00
                                 2004 17,850,076          3.41  60,907,204          0.04             1.35             8.00
MSF FI Value Leaders Sub-Account 2008  4,421,958          2.00   8,843,656          2.00             1.35           (39.77)
                                 2007  5,964,174          3.32  19,803,938          0.99             1.35             2.79
                                 2006  7,820,601          3.23  25,262,321          1.14             1.35            10.43
                                 2005  9,989,698          2.93  29,221,014          1.14             1.35             9.00
                                 2004 11,960,914          2.68  32,034,882          1.27             1.35            12.00
MSF Loomis Sayles Small Cap      2008  6,501,324          2.31  15,034,967            --             1.35           (36.76)
  Sub-Account                    2007  8,686,276          3.66  31,763,903          0.09             1.35            10.39
                                 2006 11,214,003          3.31  37,146,475            --             1.35            15.12
                                 2005 14,142,458          2.88  40,693,356            --             1.35             6.00
                                 2004 17,031,459          2.73  46,441,102            --             1.35            15.00
MSF Western Asset Management     2008  2,215,502          1.69   3,755,138          4.51             1.35            (1.70)
  U.S. Government Sub-Account    2007  3,044,141          1.72   5,248,841          2.88             1.35             2.95
                                 2006  4,363,089          1.67   7,307,623          3.68             1.35             2.77
                                 2005  6,502,652          1.63  10,597,578          1.47             1.35             0.40
                                 2004  8,280,133          1.62  13,445,563          1.35             1.35             2.00

THE NEW ENGLAND VARIABLE ACCOUNT OF
METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                            AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                         ------------------------------------ --------------------------------------------------
                                                    UNIT VALUE(1)             INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                        LOWEST TO         NET        INCOME        LOWEST TO        LOWEST TO
                                              UNITS   HIGHEST ($)  ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                         ---------- ------------- ----------- ------------- ---------------- -------------------
MSF BlackRock Legacy Large Cap      2008  8,813,005          2.08  18,314,335          0.47             1.35           (37.36)
  Growth Sub-Account                2007 11,489,750          3.32  38,118,592          0.21             1.35            17.12
                                    2006 15,773,509          2.83  44,682,864          0.13             1.35             2.74
                                    2005 20,859,044          2.76  57,515,631          0.41             1.35             6.00
                                    2004 26,138,148          2.61  68,265,809            --             1.35             7.00
MSF Davis Venture Value             2008 11,808,675          2.40  28,394,014          1.42             1.35           (40.17)
  Sub-Account                       2007 15,849,913          4.02  63,694,407          0.83             1.35             3.17
                                    2006 21,188,246          3.90  82,532,466          0.87             1.35            13.05
                                    2005 27,115,258          3.45  93,427,996          0.69             1.35             9.00
                                    2004 31,718,177          3.17 100,429,136          0.60             1.35            11.00
MSF Western Asset Management        2008  4,371,602          1.84   8,044,694          4.25             1.35           (16.16)
  Strategic Bond Opportunities      2007  6,055,761          2.19  13,291,097          2.79             1.35             2.63
  Sub-Account                       2006  7,547,508          2.14  16,140,703          5.25             1.35             4.04
                                    2005  9,875,642          2.06  20,376,343          3.19             1.35             1.00
                                    2004 10,937,014          2.03  22,241,876          3.03             1.35             5.00
MSF Julius Baer International Stock 2008  2,914,277          1.13   3,282,896          3.19             1.35           (44.88)
  Sub-Account                       2007  3,618,640          2.04   7,395,229          1.12             1.35             8.84
                                    2006  4,911,817          1.88   9,222,581          1.51             1.35            14.93
                                    2005  6,730,348          1.63  10,995,343          0.62             1.35            16.00
                                    2004  7,767,091          1.40  10,898,899          1.32             1.35            17.00
MSF Jennison Growth Sub-Account     2008    531,580          0.35     184,369          2.55             1.35           (37.28)
  (Commenced 5/1/2005)              2007    675,749          0.55     373,688          0.42             1.35            10.17
                                    2006    769,861          0.50     386,440            --             1.35             1.38
                                    2005    991,791          0.50     491,055            --             1.35            20.00
MSF FI Mid Cap Opportunities        2008    331,004          0.90     297,781          0.11             1.35           (56.03)
  Sub-Account                       2007    526,638          2.05   1,077,548            --             1.35             6.65
                                    2006    721,960          1.92   1,385,043            --             1.35            10.07
                                    2005  1,176,309          1.74   2,050,295            --             1.35             5.00
                                    2004  1,541,689          1.66   2,553,431          0.37             1.35            15.00
MSF Russell 2000 Index Sub-Account  2008  1,065,775          1.17   1,248,995          1.01             1.35           (34.56)
                                    2007  1,394,194          1.79   2,496,888          0.88             1.35            (3.03)
                                    2006  2,509,970          1.85   4,635,594          0.61             1.35            16.01
                                    2005  2,680,424          1.59   4,266,654          0.56             1.35             3.00
                                    2004  3,134,429          1.55   4,847,786          0.34             1.35            16.00
MSF MetLife Stock Index             2008  3,167,202   2.78 - 2.95   9,305,676          2.01             1.35 (38.10) - (37.95)
  Sub-Account                       2007  4,213,449   4.49 - 4.75  19,936,407          1.07             1.35      3.56 - 3.82
                                    2006  5,494,828   4.33 - 4.58  25,029,704          2.05             1.35     7.82 - 20.08
                                    2005  6,992,131   3.81 - 4.02  27,950,740          1.58             1.35             3.00
                                    2004  8,622,466   3.70 - 3.89  33,394,879          0.88             1.35             9.00
MSF MetLife Mid Cap Stock Index     2008  1,099,685          1.04   1,146,895          1.24             1.35           (37.23)
  Sub-Account                       2007  1,615,495          1.66   2,684,348          0.55             1.35             6.07
                                    2006  1,929,883          1.57   3,023,309          0.95             1.35             8.36
                                    2005  2,116,694          1.45   3,060,364          0.44             1.35            11.00
                                    2004  2,717,715          1.31   3,555,183          0.32             1.35            14.00

THE NEW ENGLAND VARIABLE ACCOUNT OF
METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                          AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                        ----------------------------------- -------------------------------------------------
                                                   UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3) TOTAL RETURN(4)
                                                       LOWEST TO        NET        INCOME        LOWEST TO       LOWEST TO
                                             UNITS   HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)     HIGHEST (%)
                                        ---------- ------------- ---------- ------------- ---------------- ------------------
MSF Morgan Stanley EAFE Index      2008  1,255,665          0.96  1,201,081          2.77             1.35          (42.98)
  Sub-Account                      2007  1,789,208          1.68  3,001,304          1.93             1.35            9.03
                                   2006  2,273,795          1.54  3,498,263          1.56             1.35           23.77
                                   2005  1,944,621          1.24  2,417,180          1.38             1.35           11.00
                                   2004  1,826,817          1.12  2,038,523          0.53             1.35            7.00
MSF Lehman Brothers Aggregate      2008  1,497,753          1.45  2,166,213          4.40             1.35            4.21
  Bond Index Sub-Account           2007  1,627,912          1.39  2,259,334          4.68             1.35            5.22
                                   2006  2,017,197          1.32  2,660,641          4.58             1.35            2.42
                                   2005  2,955,905          1.29  3,806,481          3.53             1.35            0.50
                                   2004  3,912,876          1.28  5,014,859          3.01             1.35            2.00
MSF Neuberger Berman Mid Cap       2008  1,569,930          1.39  2,178,969          0.56             1.35          (48.18)
  Value Sub-Account                2007  2,020,919          2.68  5,413,201          0.34             1.35            1.80
                                   2006  2,819,937          2.63  7,419,895          0.28             1.35            9.71
                                   2005  3,510,461          2.40  8,419,268          0.11             1.35           10.00
                                   2004  3,117,716          2.17  6,771,046          0.09             1.35           21.00
MSF Franklin Templeton Small Cap   2008    325,369          0.65    211,255            --             1.35          (42.10)
  Growth Sub-Account               2007    638,144          1.12    715,588            --             1.35            2.91
                                   2006    930,741          1.09  1,014,193            --             1.35            8.25
                                   2005  1,538,267          1.01  1,548,256            --             1.35            3.00
                                   2004  1,732,426          0.98  1,692,499            --             1.35           10.00
MSF BlackRock Large Cap Value      2008    449,810          0.95    426,427          0.84             1.35          (35.91)
  Sub-Account                      2007    838,835          1.48  1,240,845          0.93             1.35            1.88
                                   2006    925,880          1.45  1,344,335          1.17             1.35           18.35
                                   2005    728,482          1.23    898,718          0.95             1.35            4.00
                                   2004    814,439          1.18    963,618            --             1.35           12.00
MSF MFS Value Sub-Account          2008    649,776          0.93    602,375          1.83             1.35          (34.50)
                                   2007    928,569          1.42  1,314,321          0.70             1.35           (5.22)
                                   2006  1,229,916          1.49  1,836,809          0.73             1.35           16.36
                                   2005  1,942,044          1.28  2,492,590          0.57             1.35           (3.00)
                                   2004  2,328,338          1.32  3,076,363          0.45             1.35           10.00
MSF BlackRock Strategic Value      2008  3,353,054          1.26  4,209,941          0.56             1.35          (39.23)
  Sub-Account                      2007  4,660,179          2.07  9,628,775          0.32             1.35           (4.48)
                                   2006  6,643,140          2.17 14,411,051          0.33             1.35           15.17
                                   2005  9,545,846          1.88 17,980,544            --             1.35            3.00
                                   2004 12,250,899          1.83 22,456,742            --             1.35           14.00
MSF T. Rowe Price Large Cap Growth 2008     78,533          8.74    686,184          0.31             1.35          (42.78)
  Sub-Account                      2007     92,365         15.27  1,410,474          0.19             1.35            7.68
                                   2006    100,235         14.18  1,421,485          0.10             1.35           11.37
                                   2005     81,410         12.73  1,036,633          0.33             1.35            5.00
                                   2004     15,970         12.14    193,844            --             1.35            3.00
MSF T. Rowe Price Small Cap Growth 2008     15,624         10.05    156,980            --             1.35          (37.17)
  Sub-Account                      2007     18,251         15.99    291,897            --             1.35            8.06
                                   2006     21,181         14.80    313,491            --             1.35            2.24
                                   2005      7,208         14.48    104,345            --             1.35            9.00
                                   2004      1,999         13.25     26,493            --             1.35           (0.40)

THE NEW ENGLAND VARIABLE ACCOUNT OF
METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                           AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                         ----------------------------------- -------------------------------------------------
                                                    UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3) TOTAL RETURN(4)
                                                        LOWEST TO        NET        INCOME        LOWEST TO       LOWEST TO
                                              UNITS   HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)     HIGHEST (%)
                                         ---------- ------------- ---------- ------------- ---------------- ------------------
MSF Oppenheimer Global Equity       2008     29,143         11.93    347,548          2.00             1.35          (41.36)
  Sub-Account                       2007     37,573         20.34    764,080          0.86             1.35            4.83
                                    2006     35,975         19.40    697,897          2.17             1.35           14.80
                                    2005     27,123         16.90    453,284          0.35             1.35           14.00
                                    2004      7,408         14.77    109,405            --             1.35           15.00
MSF BlackRock Aggressive            2008      6,226         27.22    169,478            --             1.35          (46.57)
  Sub-Account                       2007      3,917         50.95    199,586            --             1.35           18.62
                                    2006      1,679         42.95     72,126            --             1.35            5.04
                                    2005      1,725         40.89     90,968            --             1.35            9.00
                                    2004      1,917         37.53     71,931            --             1.35           11.00
MSF BlackRock Diversified           2008      5,187         32.74    169,835          2.84             1.35          (25.97)
  Sub-Account                       2007      4,028         44.23    178,163          1.05             1.35            4.19
                                    2006      1,423         42.45     60,422          2.13             1.35            8.77
                                    2005        847         39.03     33,026          1.69             1.35            1.00
                                    2004      3,078         38.47    118,381            --             1.35            8.00
MSF MetLife Conservative Allocation 2008     54,330          9.56    519,294          1.00             1.35          (15.54)
  Sub-Account                       2007     16,703         11.32    189,025            --             1.35            4.15
  (Commenced 5/1/2005)              2006      6,437         10.87     69,943          3.33             1.35            5.46
                                    2005      4,181         10.30     43,077          0.54             1.35            3.00
MSF MetLife Conservative to         2008    116,642          9.08  1,059,625          1.26             1.35          (22.65)
  Moderate Allocation Sub-Account   2007    113,293         11.74  1,330,576            --             1.35            3.40
  (Commenced 5/1/2005)              2006     95,025         11.36  1,079,349          0.18             1.35            7.96
                                    2005      2,381         10.52     23,021          0.66             1.35            5.00
MSF MetLife Moderate Allocation     2008    316,897          8.60  2,724,930          0.78             1.35          (29.59)
  Sub-Account                       2007    345,479         12.21  4,219,323          0.01             1.35            2.94
  (Commenced 5/1/2005)              2006    196,707         11.86  2,333,773          1.62             1.35           10.34
                                    2005     55,018         10.75    591,563          0.72             1.35            8.00
MSF MetLife Moderate to Aggressive  2008    111,283          8.11    902,816          0.68             1.35          (35.99)
  Allocation Sub-Account            2007    206,402         12.67  2,615,944          0.03             1.35            2.45
  (Commenced 5/1/2005)              2006    185,461         12.37  2,294,329          1.29             1.35           12.69
                                    2005    364,640         10.98    400,268          0.49             1.35           10.00
MSF MetLife Aggressive Allocation   2008     64,229          7.62    489,317          0.54             1.35          (41.25)
  Sub-Account                       2007     75,279         12.97    976,183          0.07             1.35            1.88
  (Commenced 5/1/2005)              2006     70,333         12.73    895,235          0.66             1.35           14.11
                                    2005      5,881         11.15     65,599          0.62             1.35           12.00
MSF FI Large Cap Sub-Account        2008      9,881          9.66     95,432            --             1.35          (45.69)
  (Commenced 5/1/2006)              2007      9,736         17.78    173,125            --             1.35            2.32
                                    2006        102         17.38      1,778            --             1.35            1.39
Fidelity VIP Equity-Income          2008  5,251,104          3.77 19,784,716          2.21             1.35          (43.43)
  Sub-Account                       2007  6,818,806          6.66 45,412,894          1.56             1.35            0.16
                                    2006  9,316,053          6.65 61,943,281          3.30             1.35           18.59
                                    2005 11,581,766          5.61 64,938,426          1.68             1.35            4.00
                                    2004 14,157,642          5.37 76,002,174          1.59             1.35           10.00

THE NEW ENGLAND VARIABLE ACCOUNT OF
METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                           AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                         ----------------------------------- -------------------------------------------------
                                                    UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3) TOTAL RETURN(4)
                                                        LOWEST TO        NET        INCOME        LOWEST TO       LOWEST TO
                                              UNITS   HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)     HIGHEST (%)
                                         ---------- ------------- ---------- ------------- ---------------- ------------------
MIST Lord Abbett Bond Debenture     2008  1,020,635          1.54  1,571,623          4.29             1.35          (19.70)
  Sub-Account                       2007  1,444,635          1.92  2,770,181          5.43             1.35            5.11
                                    2006  1,734,243          1.82  3,163,742          6.51             1.35            7.69
                                    2005  1,703,182          1.69  2,885,089          3.85             1.35            0.10
                                    2004  2,034,793          1.69  3,442,169          3.48             1.35            7.00
MIST PIMCO Total Return             2008  4,973,962          1.32  6,590,051          4.01             1.35           (0.94)
  Sub-Account                       2007  5,704,698          1.34  7,629,945          3.44             1.35            6.11
                                    2006  7,238,857          1.26  9,123,971          2.84             1.35            3.08
                                    2005  9,921,514          1.22 12,127,489            --             1.35            1.00
                                    2004 10,375,749          1.21 12,571,414          6.11             1.35            4.00
MIST RCM Technology Sub-Account     2008    822,638          0.35    289,598         11.70             1.35          (45.20)
                                    2007    932,213          0.64    598,846            --             1.35           29.75
                                    2006    801,471          0.50    396,803            --             1.35            3.94
                                    2005  1,063,605          0.48    506,636            --             1.35           10.00
                                    2004  1,483,587          0.43    645,196            --             1.35           (6.00)
MIST T. Rowe Price Mid Cap Growth   2008  2,285,408          0.58  1,331,584            --             1.35          (40.56)
  Sub-Account                       2007  3,030,185          0.98  2,970,250            --             1.35           16.05
                                    2006  3,478,719          0.84  2,938,260            --             1.35            4.74
                                    2005  4,259,980          0.81  3,435,218            --             1.35           13.00
                                    2004  4,662,191          0.71  3,324,272            --             1.35           16.00
MIST MFS Research International     2008  7,086,354   1.03 - 2.22 14,331,361          1.00             1.35  (43.14) - 1.10
  Sub-Account                       2007  1,483,739          1.82  2,697,609          1.27             1.35           11.76
                                    2006  1,532,140          1.63  2,492,403          1.72             1.35           24.87
                                    2005  1,537,678          1.30  2,003,923          0.36             1.35           15.00
                                    2004  1,475,628          1.13  1,674,549            --             1.35           18.00
MIST Lazard Mid Cap Sub-Account     2008    292,928          0.96    280,506          0.97             1.35          (39.13)
                                    2007    564,267          1.57    887,697          0.34             1.35           (4.02)
                                    2006    560,353          1.64    918,480          0.33             1.35           13.14
                                    2005    723,642          1.45  1,048,198          0.06             1.35            7.00
                                    2004    752,748          1.36  1,022,944            --             1.35           13.00
MIST Met/AIM Small Cap Growth       2008    210,814          0.97    204,933            --             1.35          (39.55)
  Sub-Account                       2007    297,398          1.61    478,266            --             1.35            9.57
                                    2006    394,379          1.47    578,815            --             1.35           12.66
                                    2005    676,224          1.30    880,979            --             1.35            7.00
                                    2004    804,334          1.22    980,997            --             1.35            5.00
MIST Harris Oakmark International   2008  2,069,867          1.15  2,377,258          1.91             1.35          (41.62)
  Sub-Account                       2007  3,416,198          1.97  6,720,939          0.90             1.35           (2.33)
                                    2006  3,910,701          2.01  7,877,722          2.49             1.35           27.26
                                    2005  3,605,951          1.58  5,707,993          0.08             1.35           13.00
                                    2004  2,171,825          1.40  3,049,548          0.02             1.35           19.00
MIST Legg Mason Partners Aggressive 2008    216,763          0.48    103,593            --             1.35          (39.87)
  Growth Sub-Account                2007    479,274          0.79    380,937            --             1.35            0.89
                                    2006    666,205          0.79    524,851            --             1.35           (3.05)
                                    2005    601,342          0.81    488,191            --             1.35           12.00
                                    2004    501,479          0.73    363,024            --             1.35            7.00

THE NEW ENGLAND VARIABLE ACCOUNT OF
METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                        AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                       ---------------------------------- -------------------------------------------------
                                                 UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3) TOTAL RETURN(4)
                                                     LOWEST TO        NET        INCOME        LOWEST TO       LOWEST TO
                                           UNITS   HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)     HIGHEST (%)
                                       --------- ------------- ---------- ------------- ---------------- ------------------
MIST Clarion Global Berman        2008    97,902          9.40    920,036          1.79             1.35          (42.46)
  Real Estate Sub-Account         2007   151,768         16.33  2,478,624          1.15             1.35          (16.15)
                                  2006   296,783         19.48  5,780,661          0.89             1.35           35.74
                                  2005   179,430         14.35  2,574,662            --             1.35           12.00
                                  2004   124,242         12.84  1,595,016          3.13             1.35           28.00
MIST Oppenheimer Capital          2008    19,629          6.95    136,451          3.34             1.35          (46.67)
  Appreciation Sub-Account        2007    16,529         13.03    215,449            --             1.35           12.75
  (Commenced 5/1/2005)            2006    23,353         11.56    269,974          0.10             1.35            6.18
                                  2005    15,340         10.89    166,970            --             1.35            9.00
MIST Legg Mason Value Equity      2008   363,007          0.43    155,623          0.36             1.35          (55.04)
  Sub-Account                     2007   481,759          0.95    459,400            --             1.35           (6.99)
  (Commenced 5/1/2006)            2006   569,853          1.03    584,261          0.12             1.35            6.84
MIST SSgA Growth ETF Sub-Account 2008      1,308          7.87     10,292          1.51             1.35          (33.87)
  (Commenced 5/1/2006)            2007     3,256         11.90     38,754            --             1.35            4.20
                                  2006       418         11.42      4,778          2.65             1.35            6.47
MIST PIMCO Inflation Protected    2008   147,426         11.17  1,646,523          3.04             1.35           (8.14)
  Bond Sub-Account                2007    34,598         12.16    420,656          2.05             1.35            9.30
  (Commenced 5/1/2006)            2006    23,194         11.12    257,993            --             1.35            1.30
MIST BlackRock Large Cap Core     2008    34,771          4.93    171,492          0.57             1.35          (38.15)
  Sub-Account                     2007    39,929          7.97    318,409            --             1.35           (0.04)
  (Commenced 4/30/2007)
MIST Janus Forty Sub-Account      2008     6,058        103.70    628,231          4.05             1.35          (42.78)
  (Commenced 4/30/2007)           2007     1,445        181.22    261,920            --             1.35           20.51
American Funds Growth Sub-Account 2008   674,063          9.28  6,257,482          0.69             1.60          (44.86)
                                  2007 1,039,149         16.84 17,494,956          0.77             1.60           10.56
                                  2006 1,209,256         15.23 18,414,343          0.73             1.60            8.47
                                  2005 1,495,932         14.04 21,002,067          0.67             1.60           14.00
                                  2004 1,591,757         12.28 19,548,543          0.17             1.60           11.00
American Funds Growth-Income      2008   565,881          7.00  3,960,634          1.50             1.60          (38.84)
  Sub-Account                     2007   802,576         11.44  9,183,753          1.38             1.60            3.37
                                  2006 1,090,620         11.07 12,072,681          1.43             1.60           13.38
                                  2005 1,398,749          9.76 13,656,471          1.29             1.60            4.00
                                  2004 1,505,699          9.37 14,118,603          0.88             1.60            9.00
American Funds Global Small       2008 1,860,972          1.59  2,950,436            --             1.60          (54.26)
  Capitalization Sub-Account      2007 3,066,945          3.47 10,630,603          2.90             1.60           19.49
                                  2006 2,603,049          2.90  7,550,736          0.47             1.60           22.09
                                  2005 2,375,165          2.38  5,643,563          0.96             1.60           23.00
                                  2004 2,043,263          1.93  3,935,380            --             1.60           19.00

THE NEW ENGLAND VARIABLE ACCOUNT OF
METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONCLUDED)

6. FINANCIAL HIGHLIGHTS -- (CONCLUDED)

                                                   AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                     ------------------------------- -------------------------------------------------
                                            UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3) TOTAL RETURN(4)
                                                LOWEST TO        NET        INCOME        LOWEST TO       LOWEST TO
                                      UNITS   HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)     HIGHEST (%)
                                     ------ ------------- ---------- ------------- ---------------- ------------------
American Funds Bond Sub-Account 2008 52,814         13.85    731,240          6.02             1.60          (10.79)
  (Commenced 5/1/2006)          2007 47,928         15.52    743,867          8.17             1.60            1.68
                                2006 16,105         15.26    245,832          1.83             1.60            4.90

(1) The Company sells a number of variable annuity products which have unique combinations of features and fees that are charged against the contract owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.

(2) These amounts represent the dividends, excluding distributions of capital gains, received by the Sub-Account from the underlying portfolio, series, or fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk charges, that are assessed against contract owner accounts either through reductions in the unit values the redemption of units. The recognition of investment income by the Sub-Account is affected by the timing of the declaration of dividends the underlying portfolio, series, or fund in which the Sub-Account invests.

(3) These amounts represent the annualized contract expenses of each of the applicable Sub-Accounts, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying portfolio, series, or fund have been excluded.

(4) These amounts represent the total return for the period indicated, including changes in the value of the underlying portfolio, series, or fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. The total return presented as a range of minimum to maximum returns, based on minimum and maximum returns within each product grouping of the applicable Sub-Accounts.


7. SUBSEQUENT EVENT

The Company anticipates merging the Separate Account with and into Metropolitan Life Separate Account E, which is another separate account of the Company, on or about November 9, 2009, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Contracts.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Metropolitan Life Insurance Company:

     We have audited the accompanying consolidated balance sheets of Metropolitan Life Insurance Company and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Metropolitan Life Insurance Company and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note 1, the Company changed its method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008, and changed its method of accounting for deferred acquisition costs and for income taxes as required by accounting guidance adopted on January 1, 2007.

/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

New York, New York
April 3, 2009

(November 2, 2009 as to Note 21)

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2008 AND 2007
                 (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)

                                                                  2008         2007
                                                                --------     --------
ASSETS
Investments:
  Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $135,428 and $148,865,
     respectively)............................................  $122,229     $152,266
  Equity securities available-for-sale, at estimated fair
     value (cost: $2,931 and $3,897, respectively)............     2,298        4,167
  Trading securities, at estimated fair value (cost: $281 and
     $456, respectively)......................................       277          457
  Mortgage and consumer loans, net............................    42,105       39,180
  Policy loans................................................     7,881        7,677
  Real estate and real estate joint ventures held-for-
     investment...............................................     6,255        5,484
  Real estate held-for-sale...................................         1           39
  Other limited partnership interests.........................     4,732        4,945
  Short-term investments......................................     7,598          603
  Other invested assets.......................................     9,916        4,375
                                                                --------     --------
     Total investments........................................   203,292      219,193
Cash and cash equivalents.....................................    10,279        1,927
Accrued investment income.....................................     2,079        2,451
Premiums and other receivables................................    28,290       24,077
Deferred policy acquisition costs and value of business
  acquired....................................................    10,871        8,628
Current income tax recoverable................................        75           --
Deferred income tax assets....................................     2,557           --
Other assets..................................................     4,517        6,361
Assets of subsidiaries held-for-sale..........................        --       22,037
Separate account assets.......................................    72,259       89,703
                                                                --------     --------
     Total assets.............................................  $334,219     $374,377
                                                                ========     ========

LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES:
  Future policy benefits......................................  $ 98,183     $ 93,752
  Policyholder account balances...............................    93,308       81,003
  Other policyholder funds....................................     5,483        5,535
  Policyholder dividends payable..............................     1,023          991
  Policyholder dividend obligation............................        --          789
  Short-term debt.............................................       414          357
  Long-term debt..............................................     2,722        2,687
  Current income tax payable..................................        --          359
  Deferred income tax liability...............................        --          985
  Payables for collateral under securities loaned and other
     transactions.............................................    18,649       28,952
  Other liabilities...........................................    29,433       28,005
  Liabilities of subsidiaries held-for-sale...................        --       19,958
  Separate account liabilities................................    72,259       89,703
                                                                --------     --------
     Total liabilities........................................   321,474      353,076
                                                                --------     --------
CONTINGENCIES, COMMITMENTS AND GUARANTEES (NOTE 13)

STOCKHOLDER'S EQUITY:
Common stock, par value $0.01 per share; 1,000,000,000 shares authorized; 494,466,664 shares issued and outstanding at
  both December 31, 2008 and 2007.............................         5            5
Additional paid-in capital....................................    14,437       14,426
Retained earnings.............................................     7,298        5,529
Accumulated other comprehensive income (loss).................    (8,995)       1,341
                                                                --------     --------
     Total stockholder's equity...............................    12,745       21,301
                                                                --------     --------
     Total liabilities and stockholder's equity...............  $334,219     $374,377
                                                                ========     ========




        See accompanying notes to the consolidated financial statements.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
                                  (IN MILLIONS)

                                                           2008      2007      2006
                                                         -------   -------   -------
REVENUES
Premiums...............................................  $18,444   $16,435   $15,936
Universal life and investment-type product policy
  fees.................................................    2,285     2,246     2,183
Net investment income..................................   11,122    12,582    11,518
Other revenues.........................................    1,882       934       833
Net investment gains (losses)..........................    3,472      (287)     (834)
                                                         -------   -------   -------
  Total revenues.......................................   37,205    31,910    29,636
                                                         -------   -------   -------
EXPENSES
Policyholder benefits and claims.......................   20,699    18,275    17,647
Interest credited to policyholder account balances.....    3,181     3,515     2,993
Policyholder dividends.................................    1,716     1,687     1,671
Other expenses.........................................    6,582     5,127     5,096
                                                         -------   -------   -------
  Total expenses.......................................   32,178    28,604    27,407
                                                         -------   -------   -------
Income from continuing operations before provision for
  income tax...........................................    5,027     3,306     2,229
Provision for income tax...............................    1,651     1,054       557
                                                         -------   -------   -------
Income from continuing operations......................    3,376     2,252     1,672
Income (loss) from discontinued operations, net of
  income tax...........................................     (289)      180       254
                                                         -------   -------   -------
Net income.............................................  $ 3,087   $ 2,432   $ 1,926
                                                         =======   =======   =======




        See accompanying notes to the consolidated financial statements.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                 CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
                                  (IN MILLIONS)

                                                                         ACCUMULATED OTHER COMPREHENSIVE INCOME
                                                                                         (LOSS)
                                                                        ---------------------------------------
                                                                              NET         FOREIGN      DEFINED
                                                  ADDITIONAL              UNREALIZED      CURRENCY     BENEFIT
                                          COMMON    PAID-IN   RETAINED    INVESTMENT    TRANSLATION     PLANS
                                           STOCK    CAPITAL   EARNINGS  GAINS (LOSSES)  ADJUSTMENTS  ADJUSTMENT    TOTAL
                                          ------  ----------  --------  --------------  -----------  ----------  --------
Balance at January 1, 2006..............    $ 5    $ 13,808    $ 2,749      $ 1,809        $ 137       $   (41)  $ 18,467
Treasury stock transactions, net -- by
  subsidiary............................                 12                                                            12
Capital contributions from MetLife, Inc.
  (Notes 2 and 15)......................                489                                                           489
Excess tax benefits related to stock-
  based compensation....................                 34                                                            34
Dividends on common stock...............                          (863)                                              (863)
Comprehensive income:
  Net income............................                         1,926                                              1,926
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments, net of
       income tax.......................                                        (20)                                  (20)
     Unrealized investment gains
       (losses), net of related offsets
       and income tax...................                                        (93)                                  (93)
     Foreign currency translation
       adjustments, net of income tax...                                                       7                        7
     Additional minimum pension
       liability adjustment, net of
       income tax.......................                                                                   (18)       (18)
                                                                                                                 --------
     Other comprehensive income (loss)..                                                                             (124)
                                                                                                                 --------
  Comprehensive income..................                                                                            1,802
                                                                                                                 --------
  Adoption of SFAS 158, net of income
     tax................................                                                                  (749)      (749)
                                            ---    --------    -------     --------        -----      --------   --------
Balance at December 31, 2006............      5      14,343      3,812        1,696          144          (808)    19,192
Cumulative effect of changes in
  accounting principles, net of income
  tax (Note 1)..........................                          (215)                                              (215)
                                            ---    --------    -------     --------        -----      --------   --------
Balance at January 1, 2007..............      5      14,343      3,597        1,696          144          (808)    18,977
Treasury stock transactions, net -- by
  subsidiary............................                 10                                                            10
Capital contributions from MetLife, Inc.
  (Notes 2 and 15)......................                  7                                                             7
Excess proceeds received on sale of
  interests in affiliate (Note 15)......                 30                                                            30
Excess tax benefits related to stock-
  based compensation....................                 36                                                            36
Dividends on common stock...............                          (500)                                              (500)
Comprehensive income:
  Net income............................                         2,432                                              2,432
  Other comprehensive income:
     Unrealized gains (losses) on
       derivative instruments, net of
       income tax.......................                                        (15)                                  (15)
     Unrealized investment gains
       (losses), net of related offsets
       and income tax...................                                       (339)                                 (339)
     Foreign currency translation
       adjustments, net of income tax...                                                     139                      139
     Defined benefit plans adjustment,
       net of income tax................                                                                   524        524
                                                                                                                 --------
     Other comprehensive income.........                                                                              309
                                                                                                                 --------
  Comprehensive income..................                                                                            2,741
                                            ---    --------    -------     --------        -----      --------   --------
Balance at December 31, 2007............      5      14,426      5,529        1,342          283          (284)    21,301
Treasury stock transactions, net -- by
  subsidiary............................                (11)                                                          (11)
Capital contributions from MetLife, Inc.
  (Note 15).............................                 13                                                            13
Excess tax benefits related to stock-
  based compensation....................                  9                                                             9
Dividend of interests in subsidiary
  (Note 2)..............................                        (1,318)                                            (1,318)
Comprehensive loss:
  Net income............................                         3,087                                              3,087
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments, net of
       income tax.......................                                        272                                   272
     Unrealized investment gains
       (losses), net of related offsets
       and income tax...................                                     (9,315)                               (9,315)
     Foreign currency translation
       adjustments, net of income tax...                                                    (140)                    (140)
     Defined benefit plans adjustment,
       net of income tax................                                                                (1,153)    (1,153)
                                                                                                                 --------
     Other comprehensive income (loss)..                                                                          (10,336)
                                                                                                                 --------
  Comprehensive loss....................                                                                           (7,249)
                                            ---    --------    -------     --------        -----      --------   --------
Balance at December 31, 2008............     $5     $14,437    $ 7,298     $ (7,701)       $ 143      $ (1,437)  $ 12,745
                                            ===    ========    =======     ========        =====      ========   ========




        See accompanying notes to the consolidated financial statements.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
                                  (IN MILLIONS)


                                                          2008       2007       2006
                                                        --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income............................................  $  3,087   $  2,432   $  1,926
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization expenses..............       258        368        308
  Amortization of premiums and accretion of discounts
     associated with investments, net.................      (660)      (592)      (467)
  (Gains) losses from sales of investments and
     businesses, net..................................    (2,868)       420        687
  Undistributed equity earnings of real estate joint
     ventures and other limited partnership
     interests........................................       524       (433)      (376)
  Interest credited to policyholder account balances..     3,289      3,777      3,247
  Universal life and investment-type product policy
     fees.............................................    (2,285)    (2,246)    (2,183)
  Change in accrued investment income.................       316       (201)      (295)
  Change in premiums and other receivables............    (1,734)       228     (3,565)
  Change in deferred policy acquisition costs, net....      (100)      (598)      (672)
  Change in insurance-related liabilities.............     5,117      4,022      3,743
  Change in trading securities........................        74        188       (196)
  Change in income tax payable........................       630        715        144
  Change in other assets..............................     2,828       (232)       772
  Change in other liabilities.........................     1,827     (1,309)     1,109
  Other, net..........................................       161         51        (37)
                                                        --------   --------   --------
Net cash provided by operating activities.............    10,464      6,590      4,145
                                                        --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Sales, maturities and repayments of:
     Fixed maturity securities........................    68,089     73,576     73,351
     Equity securities................................     2,140      1,265        858
     Mortgage and consumer loans......................     5,238      8,085      7,632
     Real estate and real estate joint ventures.......       159        503        847
     Other limited partnership interests..............       404        764      1,253
  Purchases of:
     Fixed maturity securities........................   (56,251)   (73,375)   (90,163)
     Equity securities................................    (1,094)    (2,204)      (731)
     Mortgage and consumer loans......................    (8,819)   (11,891)   (10,535)
     Real estate and real estate joint ventures.......    (1,071)    (1,369)    (1,069)
     Other limited partnership interests..............    (1,163)    (1,459)    (1,551)
  Net change in short-term investments................    (6,967)       582       (362)
  Purchases of subsidiaries...........................        --         --       (193)
  (Payments) proceeds from sales of businesses........        (4)        25         48
  Dividend of subsidiary..............................      (270)        --         --
  Excess proceeds received on sale of interests in
     affiliate........................................        --         30         --
  Net change in other invested assets.................    (1,831)    (1,587)    (1,084)
  Net change in policy loans..........................      (193)      (149)      (176)
  Net change in property, equipment and leasehold
     improvements.....................................      (171)       (88)      (109)
  Other, net..........................................        --         22         (4)
                                                        --------   --------   --------
Net cash used in investing activities.................  $ (1,804)  $ (7,270)  $(21,988)
                                                        --------   --------   --------




        See accompanying notes to the consolidated financial statements.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

              CONSOLIDATED STATEMENTS OF CASH FLOWS -- (CONTINUED) FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
                                  (IN MILLIONS)


                                                           2008       2007       2006
                                                         --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Policyholder account balances:
     Deposits..........................................  $ 58,338   $ 39,125   $ 37,411
     Withdrawals.......................................   (48,818)   (34,135)   (31,366)
  Net change in short-term debt........................        57       (476)       380
  Long-term debt issued................................        27      1,705          8
  Long-term debt repaid................................       (21)      (894)      (112)
  Collateral financing arrangements issued.............        --         --        850
  Shares subject to mandatory redemption...............        --       (131)        --
  Debt issuance costs..................................        --         (8)       (13)
  Net change in payables for collateral under
     securities loaned and other transactions..........   (10,303)    (3,167)    11,110
  Capital contribution from MetLife, Inc. .............        --          7         93
  Dividends on common stock............................        --       (500)      (863)
  Other, net...........................................         8         30         13
                                                         --------   --------   --------
Net cash (used in) provided by financing activities....      (712)     1,556     17,511
                                                         --------   --------   --------
Change in cash and cash equivalents....................     7,948        876       (332)
Cash and cash equivalents, beginning of year...........     2,331      1,455      1,787
                                                         --------   --------   --------
CASH AND CASH EQUIVALENTS, END OF YEAR.................  $ 10,279   $  2,331   $  1,455
                                                         ========   ========   ========
Cash and cash equivalents, subsidiaries held-for-sale,
  beginning of year....................................  $    404   $    164   $    129
                                                         ========   ========   ========
CASH AND CASH EQUIVALENTS, SUBSIDIARIES HELD-FOR-SALE,
  END OF YEAR..........................................  $     --   $    404   $    164
                                                         ========   ========   ========
Cash and cash equivalents, from continuing operations,
  beginning of year....................................  $  1,927   $  1,291   $  1,658
                                                         ========   ========   ========
CASH AND CASH EQUIVALENTS, FROM CONTINUING OPERATIONS,
  END OF YEAR..........................................  $ 10,279   $  1,927   $  1,291
                                                         ========   ========   ========
Supplemental disclosures of cash flow information:
  Net cash paid during the year for:
     Interest..........................................  $    268   $    332   $    256
                                                         ========   ========   ========
     Income tax........................................  $    494   $  1,010   $    197
                                                         ========   ========   ========
  Non-cash transactions during the year:
     Dividend of subsidiary:
       Assets disposed.................................  $ 22,135   $     --   $     --
       Less: liabilities disposed......................   (20,689)        --         --
                                                         --------   --------   --------
       Net assets disposed.............................     1,446         --         --
       Add: cash disposed..............................       270         --         --
       Less: dividend of interests in subsidiary.......    (1,318)        --         --
                                                         --------   --------   --------
       Loss on dividend of interests in subsidiary.....  $    398   $     --   $     --
                                                         ========   ========   ========
     Fixed maturity securities received in connection
       with insurance contract commutation.............  $    115   $     --   $     --
                                                         ========   ========   ========
     Capital contribution from MetLife, Inc. ..........  $     13   $     --   $     --
                                                         ========   ========   ========
     Real estate acquired in satisfaction of debt......  $     --   $     --   $      6
                                                         ========   ========   ========
     Contribution of other intangible assets, net of
       deferred income tax.............................  $     --   $     --   $    377
                                                         ========   ========   ========
     Excess of net assets over purchase price for
       subsidiary......................................  $     --   $     --   $     19
                                                         ========   ========   ========
     Issuance of secured demand note collateral
       agreement.......................................  $     25   $     --   $     --
                                                         ========   ========   ========




        See accompanying notes to the consolidated financial statements.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.  BUSINESS, BASIS OF PRESENTATION, AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES

  BUSINESS

     Metropolitan Life Insurance Company and its subsidiaries (collectively, "MLIC" or the "Company") is a leading provider of individual insurance, employee benefits and financial services with operations throughout the United States. The Company offers life insurance and annuities to individuals, as well as group insurance and retirement & savings products and services to corporations and other institutions. The Company is organized into two operating segments:
Institutional and Individual, as well as Corporate & Other. Metropolitan Life Insurance Company is a wholly-owned subsidiary of MetLife, Inc.

  BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of Metropolitan Life Insurance Company and its subsidiaries as well as partnerships and joint ventures in which the Company has control. Closed block assets, liabilities, revenues and expenses are combined on a line-by-line basis with the assets, liabilities, revenues and expenses outside the closed block based on the nature of the particular item. See Note 9. Intercompany accounts and transactions have been eliminated.

     In addition, the Company has invested in certain structured transactions that are variable interest entities ("VIEs") under Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46(r), Consolidation of Variable Interest Entities -- An Interpretation of Accounting Research Bulletin No. 51 ("FIN 46(r)"). These structured transactions include asset-backed securitizations, trust preferred securities, joint ventures, limited partnerships and limited liability companies. The Company is required to consolidate those VIEs for which it is deemed to be the primary beneficiary. The Company reconsiders whether it is the primary beneficiary for investments designated as VIEs on a quarterly basis.

     The Company uses the equity method of accounting for investments in equity securities in which it has more than a 20% interest and for real estate joint ventures and other limited partnership interests in which it has more than a minor equity interest or more than a minor influence over the joint venture's or partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint venture's or the partnership's operations.

     Minority interest related to consolidated entities included in other liabilities was $83 million and $162 million at December 31, 2008 and 2007, respectively. There was also minority interest of $1.5 billion included in liabilities of subsidiaries held-for-sale at December 31, 2007.

     Certain amounts in the prior year periods' consolidated financial statements have been reclassified to conform with the 2008 presentation. See
Note 18 for reclassifications related to discontinued operations.

     Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements. The most critical estimates include those used in determining:

          (i) the estimated fair value of investments in the absence of quoted market values;

          (ii)   investment impairments;

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

          (iii)  the recognition of income on certain investment entities;

          (iv) the application of the consolidation rules to certain investments;

          (v) the existence and estimated fair value of embedded derivatives requiring bifurcation;

          (vi)   the estimated fair value of and accounting for derivatives;

          (vii) the capitalization and amortization of deferred policy acquisition costs ("DAC") and the establishment and amortization of value of business acquired ("VOBA");

          (viii) the liability for future policyholder benefits;

          (ix) accounting for income taxes and the valuation of deferred tax assets;

          (x)    accounting for reinsurance transactions;

          (xi)   accounting for employee benefit plans; and

          (xii)  the liability for litigation and regulatory matters.

     A description of such critical estimates is incorporated within the discussion of the related accounting policies which follow. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's businesses and operations. Actual results could differ from these estimates.

  Fair Value

     As described below, certain assets and liabilities are measured at estimated fair value on the Company's consolidated balance sheets. In addition, the footnotes to the consolidated financial statements include disclosures of estimated fair values. Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In many cases, the exit price and the transaction (or entry) price will be the same at initial recognition. However, in certain cases, the transaction price may not represent fair value. Under SFAS 157, fair value of a liability is based on the amount that would be paid to transfer a liability to a third party with the same credit standing. SFAS 157 requires that fair value be a market-based measurement in which the fair value is determined based on a hypothetical transaction at the measurement date, considered from the perspective of a market participant. When quoted prices are not used to determine fair value, SFAS 157 requires consideration of three broad valuation techniques: (i) the market approach, (ii) the income approach, and (iii) the cost approach. The approaches are not new, but SFAS 157 requires that entities determine the most appropriate valuation technique to use, given what is being measured and the availability of sufficient inputs. SFAS 157 prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available. The Company has categorized its assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset or liability's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. SFAS 157 defines the input levels as follows:

          Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities. The Company defines active markets based on average trading volume for equity securities. The size of the bid/ask spread is used as an indicator of market activity for fixed maturity securities.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

          Level 2 Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities other than quoted prices in Level 1; quoted prices in markets that are not active; or other inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

          Level 3 Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of estimated fair value requires significant management judgment or estimation.

     The measurement and disclosures under SFAS 157 in the accompanying consolidated financial statements and footnotes exclude certain items such as nonfinancial assets and nonfinancial liabilities initially measured at estimated fair value in a business combination, reporting units measured at estimated fair value in the first step of a goodwill impairment test and indefinite-lived intangible assets measured at estimated fair value for impairment assessment. The effective date for these items was deferred to January 1, 2009.

     Prior to adoption of SFAS 157, estimated fair value was determined based solely upon the perspective of the reporting entity. Therefore, methodologies used to determine the estimated fair value of certain financial instruments prior to January 1, 2008, while being deemed appropriate under existing accounting guidance, may not have produced an exit value as defined in SFAS 157.

  Investments

     The Company's principal investments are in fixed maturity and equity securities, trading securities, mortgage and consumer loans, policy loans, real estate, real estate joint ventures and other limited partnership interests, short-term investments, and other invested assets. The accounting policies related to each are as follows:

          Fixed Maturity and Equity Securities. The Company's fixed maturity and equity securities are classified as available-for-sale, except for trading securities, and are reported at their estimated fair value.

          Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income (loss), net of policyholder related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales of securities are determined on a specific identification basis.

          Interest income on fixed maturity securities is recorded when earned using an effective yield method giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. These dividends and interest income are recorded in net investment income.

          Included within fixed maturity securities are loan-backed securities including mortgage-backed and asset-backed securities. Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed and asset-backed securities are estimated by management using inputs obtained from third party specialists, including broker-dealers, and based on management's knowledge of the current market. For credit-sensitive mortgage-backed and asset-backed securities and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     For all other mortgage-backed and asset-backed securities, the effective yield is recalculated on a retrospective basis.

          The cost or amortized cost of fixed maturity and equity securities is adjusted for impairments in value deemed to be other-than-temporary in the period in which the determination is made. These impairments are included within net investment gains (losses) and the cost basis of the fixed maturity and equity securities is reduced accordingly. The Company does not change the revised cost basis for subsequent recoveries in value.

          The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in estimated fair value. The Company's review of its fixed maturity and equity securities for impairments includes an analysis of the total gross unrealized losses by three categories of securities: (i) securities where the estimated fair value had declined and remained below cost or amortized cost by less than 20%; (ii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for less than six months; and (iii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for six months or greater. An extended and severe unrealized loss position on a fixed maturity security may not have any impact on the ability of the issuer to service all scheduled interest and principal payments and the Company's evaluation of recoverability of all contractual cash flows, as well as the Company's ability and intent to hold the security, including holding the security until the earlier of a recovery in value, or until maturity. In contrast, for certain equity securities, greater weight and consideration are given by the Company to a decline in market value and the likelihood such market value decline will recover. See also Note 3.

          Additionally, management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used by the Company in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the market value has been below cost or amortized cost; (ii) the potential for impairments of securities when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; (vi) the Company's ability and intent to hold the security for a period of time sufficient to allow for the recovery of its value to an amount equal to or greater than cost or amortized cost (See also Note 3);
     (vii) unfavorable changes in forecasted cash flows on mortgage-backed and asset-backed securities; and (viii) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

          In periods subsequent to the recognition of an other-than-temporary impairment on a debt security, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into net investment income over the remaining term of the debt security in a prospective manner based on the amount and timing of estimated future cash flows.

          The Company purchases and receives beneficial interests in special purpose entities ("SPEs"), which enhance the Company's total return on its investment portfolio principally by providing equity-based returns on debt securities. These investments are generally made through structured notes and similar instruments (collectively, "Structured Investment Transactions"). The Company has not guaranteed the performance, liquidity or obligations of the SPEs and its exposure to loss is limited to its carrying value of the beneficial interests in the SPEs. The Company does not consolidate such SPEs as it has determined it is not the primary beneficiary. These Structured Investment Transactions are included in fixed maturity securities and their

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     income is generally recognized using the retrospective interest method. Impairments of these investments are included in net investment gains (losses).

          Trading Securities. The Company's trading securities portfolio, principally consisting of fixed maturity and equity securities, supports investment strategies that involve the active and frequent purchase and sale of securities and the execution of short sale agreements, and supports asset and liability matching strategies for certain insurance products. Trading securities and short sale agreement liabilities are recorded at estimated fair value with subsequent changes in estimated fair value recognized in net investment income. Related dividends and investment income are also included in net investment income.

          Securities Lending. Securities loaned transactions, whereby blocks of securities, which are included in fixed maturity securities and short-term investments, are loaned to third parties, are treated as financing arrangements and the associated liability is recorded at the amount of cash received. The Company generally obtains collateral in an amount equal to 102% of the estimated fair value of the securities loaned. The Company monitors the estimated fair value of the securities loaned on a daily basis with additional collateral obtained as necessary. Substantially all of the Company's securities loaned transactions are with large brokerage firms and commercial banks. Income and expenses associated with securities loaned transactions are reported as investment income and investment expense, respectively, within net investment income.

          Mortgage and Consumer Loans. Mortgage and consumer loans held-for-investment are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, net of valuation allowances. Interest income is accrued on the principal amount of the loan based on the loan's contractual interest rate. Amortization of premiums and discounts is recorded using the effective yield method. Interest income, amortization of premiums and discounts, and prepayment fees are reported in net investment income. Loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Based on the facts and circumstances of the individual loans being impaired, valuation allowances are established for the excess carrying value of the loan over either: (i) the present value of expected future cash flows discounted at the loan's original effective interest rate, (ii) the estimated fair value of the loan's underlying collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or (iii) the loan's estimated fair value. The Company also establishes allowances for loan losses when a loss contingency exists for pools of loans with similar characteristics, such as mortgage loans based on similar property types or loan to value risk factors. A loss contingency exists when the likelihood that a future event will occur is probable based on past events. Interest income earned on impaired loans is accrued on the principal amount of the loan based on the loan's contractual interest rate. However, interest ceases to be accrued for loans on which interest is generally more than 60 days past due and/or when the collection of interest is not considered probable. Cash receipts on such impaired loans are recorded as a reduction of the recorded investment. Gains and losses from the sale of loans and changes in valuation allowances are reported in net investment gains (losses).

          Certain mortgage loans previously designated as held-for-investment have been designated as held-for-sale to reflect a change in the Company's intention as it relates to holding such loans. At the time of transfer, such loans are recorded at the lower of amortized cost or estimated fair value less expected disposition costs determined on an individual loan basis. Amortized cost is determined in the same manner as mortgage loans held-for-investment described above. The amount by which amortized cost exceeds estimated fair value less expected disposition costs is accounted for as a valuation allowance. Changes in such valuation allowance are recognized in net investment gains (losses).

          Policy Loans. Policy loans are stated at unpaid principal balances. Interest income on such loans is recorded as earned using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

          Real Estate. Real estate held-for-investment, including related improvements, is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset (typically 20 to 55 years). Rental income is recognized on a straight-line basis over the term of the respective leases. The Company classifies a property as held-for-sale if it commits to a plan to sell a property within one year and actively markets the property in its current condition for a price that is reasonable in comparison to its estimated fair value. The Company classifies the results of operations and the gain or loss on sale of a property that either has been disposed of or classified as held-for-sale as discontinued operations, if the ongoing operations of the property will be eliminated from the ongoing operations of the Company and if the Company will not have any significant continuing involvement in the operations of the property after the sale. Real estate held-for-sale is stated at the lower of depreciated cost or estimated fair value less expected disposition costs. Real estate is not depreciated while it is classified as held-for-sale. The Company periodically reviews its properties held-for-investment for impairment and tests properties for recoverability whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable and the carrying value of the property exceeds its estimated fair value. Properties whose carrying values are greater than their undiscounted cash flows are written down to their estimated fair value, with the impairment loss included in net investment gains (losses). Impairment losses are based upon the estimated fair value of real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Real estate acquired upon foreclosure of commercial and agricultural mortgage loans is recorded at the lower of estimated fair value or the carrying value of the mortgage loan at the date of foreclosure.

          Real Estate Joint Ventures and Other Limited Partnership
     Interests. The Company uses the equity method of accounting for investments in real estate joint ventures and other limited partnership interests consisting of leveraged buy-out funds, hedge funds and other private equity funds in which it has more than a minor equity interest or more than a minor influence over the joint ventures or partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint ventures or the partnership's operations. The Company reports the distributions from real estate joint ventures and other limited partnership interests accounted for under the cost method and equity in earnings from real estate joint ventures and other limited partnership interests accounted for under the equity method in net investment income. In addition to the investees performing regular evaluations for the impairment of underlying investments, the Company routinely evaluates its investments in real estate joint ventures and other limited partnerships for impairments. The Company considers its cost method investments for other-than-temporary impairment when the carrying value of real estate joint ventures and other limited partnership interests exceeds the net asset value. The Company takes into consideration the severity and duration of this excess when deciding if the cost method investment is other-than-temporarily impaired. For equity method investees, the Company considers financial and other information provided by the investee, other known information and inherent risks in the underlying investments, as well as future capital commitments, in determining whether an impairment has occurred. When an other-than-temporary impairment is deemed to have occurred, the Company records a realized capital loss within net investment gains (losses) to record the investment at its estimated fair value.

          Short-term Investments. Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of acquisition and are stated at amortized cost, which approximates estimated fair value, or stated at estimated fair value, if available. Short-term investments also include investments in affiliated money market pools.

          Other Invested Assets. Other invested assets consist principally of freestanding derivatives with positive estimated fair values, leveraged leases, loans to affiliates, tax credit partnerships, funds withheld at interest and joint venture investments.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

          Freestanding derivatives with positive estimated fair values are more fully described in the derivatives accounting policy which follows.

          Leveraged leases are recorded net of non-recourse debt. The Company participates in lease transactions which are diversified by industry, asset type and geographic area. The Company recognizes income on the leveraged leases by applying the leveraged lease's estimated rate of return to the net investment in the lease. The Company regularly reviews residual values and impairs them to expected values as needed.

          Loans to affiliates consist of loans to the Company's affiliates, some of which are regulated, to meet their capital requirements. Such loans are carried at amortized cost.

          Tax credit partnerships are established for the purpose of investing in low-income housing and other social causes, where the primary return on investment is in the form of tax credits and are also accounted for on the equity method. Joint venture investments represent the Company's investments in entities that engage in insurance underwriting activities and are accounted for on the equity method. The Company reports the equity in earnings of joint venture investments and tax credit partnerships in net investment income.

          Funds withheld represent amounts contractually withheld by ceding companies in accordance with reinsurance agreements. The Company records a funds withheld receivable rather than the underlying investments. The Company recognizes interest on funds withheld at rates defined by the terms of the agreement which may be contractually specified or directly related to the investment portfolio and records it in net investment income.

          Estimates and Uncertainties. The Company's investments are exposed to four primary sources of risk: credit, interest rate, liquidity risk, and market valuation. The financial statement risks, stemming from such investment risks, are those associated with the determination of estimated fair values, the diminished ability to sell certain investments in times of strained market conditions, the recognition of impairments, the recognition of income on certain investments, and the potential consolidation of VIEs. The use of different methodologies, assumptions and inputs relating to these financial statement risks may have a material effect on the amounts presented within the consolidated financial statements.

          When available, the estimated fair value of the Company's fixed maturity and equity securities are based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management judgment.

          When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies. The market standard valuation methodologies utilized include: discounted cash flow methodologies, matrix pricing or other similar techniques. The assumptions and inputs in applying these market standard valuation methodologies include, but are not limited to: interest rates, credit standing of the issuer or counterparty, industry sector of the issuer, coupon rate, call provisions, sinking fund requirements, maturity, estimated duration and management's assumptions regarding liquidity and estimated future cash flows. Accordingly, the estimated fair values are based on available market information and management's judgments about financial instruments.

          The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Such observable inputs include benchmarking prices for similar assets in active, liquid markets, quoted prices in markets that are not active and observable yields and spreads in the market.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

          When observable inputs are not available, the market standard valuation methodologies for determining the estimated fair value of certain types of securities that trade infrequently, and therefore have little or no price transparency, rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. These unobservable inputs can be based in large part on management judgment or estimation, and cannot be supported by reference to market activity. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what other market participants would use when pricing such securities.

          Certain mortgages have been designated as held-for-sale which are recorded at the lower of amortized cost or estimated fair value less expected disposition costs determined on an individual loan basis. For these loans, estimated fair value is determined using independent broker quotations or, when the loan is in foreclosure or otherwise determined to be collateral dependent, the estimated fair value of the underlying collateral estimated using internal models.

          Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. The Company's ability to sell securities, or the price ultimately realized for these securities, depends upon the demand and liquidity in the market and increases the use of judgment in determining the estimated fair value of certain securities.

          The determination of the amount of allowances and impairments, as applicable, is described previously by investment type. The determination of such allowances and impairments is highly subjective and is based upon the Company's periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available. Management updates its evaluations regularly and reflects changes in allowances and impairments in operations as such evaluations are revised.

          The recognition of income on certain investments (e.g., loan-backed securities, including mortgage-backed and asset-backed securities, certain structured investment transactions, trading securities, etc.) is dependent upon market conditions, which could result in prepayments and changes in amounts to be earned.

          The accounting rules under FIN 46(r) for the determination of when an entity is a VIE and when to consolidate a VIE are complex. The determination of the VIE's primary beneficiary requires an evaluation of the contractual rights and obligations associated with each party involved in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party involved in the entity. FIN 46(r) defines the primary beneficiary as the entity that will absorb a majority of a VIE's expected losses, receive a majority of a VIE's expected residual returns if no single entity absorbs a majority of expected losses, or both.

          When determining the primary beneficiary for structured investment products such as asset-backed securitizations and collateralized debt obligations, the Company uses historical default probabilities based on the credit rating of each issuer and other inputs including maturity dates, industry classifications and geographic location. Using computational algorithms, the analysis simulates default scenarios resulting in a range of expected losses and the probability associated with each occurrence. For other investment structures such as trust preferred securities, joint ventures, limited partnerships and limited liability companies, the Company gains an understanding of the design of the VIE and generally uses a qualitative approach to determine if it is the primary beneficiary. This approach includes an analysis of all contractual rights and obligations held by all parties including profit and loss allocations, repayment or residual value guarantees, put and call options and other derivative instruments. If the primary beneficiary of a VIE can not be identified using this qualitative approach, the Company calculates the expected losses and expected residual returns of the VIE using a probability-weighted cash flow model. The use of different methodologies, assumptions and

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     inputs in the determination of the primary beneficiary could have a material effect on the amounts presented within the consolidated financial statements.

  Derivative Financial Instruments

     Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter market. The Company uses a variety of derivatives, including swaps, forwards, futures and option contracts, to manage the risk associated with variability in cash flows or changes in estimated fair values related to the Company's financial instruments. The Company also uses derivative instruments to hedge its currency exposure associated with net investments in certain foreign operations. To a lesser extent, the Company uses credit derivatives, such as credit default swaps, to synthetically replicate investment risks and returns which are not readily available in the cash market. The Company also purchases certain securities, issues certain insurance policies and investment contracts and engages in certain reinsurance contracts that have embedded derivatives.

     Freestanding derivatives are carried on the Company's consolidated balance sheet either as assets within other invested assets or as liabilities within other liabilities at estimated fair value as determined through the use of quoted market prices for exchange-traded derivatives or through the use of pricing models for over-the-counter derivatives. The determination of estimated fair value, when quoted market values are not available, is based on market standard valuation methodologies and inputs that are assumed to be consistent with what other market participants would use when pricing the instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk (including the counterparties to the contract), volatility, liquidity and changes in estimates and assumptions used in the pricing models.

     The significant inputs to the pricing models for most over-the-counter derivatives are inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Significant inputs that are observable generally include: interest rates, foreign currency exchange rates, interest rate curves, credit curves and volatility. However, certain over-the-counter derivatives may rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. Significant inputs that are unobservable generally include: independent broker quotes, credit correlation assumptions, references to emerging market currencies and inputs that are outside the observable portion of the interest rate curve, credit curve, volatility or other relevant market measure. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what other market participants would use when pricing such instruments. Most inputs for over-the-counter derivatives are mid market inputs but, in certain cases, bid level inputs are used when they are deemed more representative of exit value. Market liquidity as well as the use of different methodologies, assumptions and inputs may have a material effect on the estimated fair values of the Company's derivatives and could materially affect net income.

     The credit risk of both the counterparty and the Company are considered in determining the estimated fair value for all over-the-counter derivatives after taking into account the effects of netting agreements and collateral arrangements. Credit risk is monitored and consideration of any potential credit adjustment is based on a net exposure by counterparty. This is due to the existence of netting agreements and collateral arrangements which effectively serve to mitigate credit risk. The Company values its derivative positions using the standard swap curve which includes a credit risk adjustment. This credit risk adjustment is appropriate for those parties that execute trades at pricing levels consistent with the standard swap curve. As the Company and its significant derivative counterparties consistently execute trades at such pricing levels, additional credit risk adjustments are not currently required in the valuation process. The need for such additional credit risk adjustments is monitored by the Company. The Company's ability to consistently execute at such pricing levels is in part due to the netting agreements and collateral arrangements that are in place with all of its significant derivative counterparties. The evaluation of the requirement to make an additional credit risk adjustments is performed by the Company each reporting period.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting, changes in the estimated fair value of the derivative are generally reported in net investment gains (losses) except for those in net investment income for economic hedges of equity method investments in joint ventures, or for all derivatives held in relation to the trading portfolios. The fluctuations in estimated fair value of derivatives which have not been designated for hedge accounting can result in significant volatility in net income.

     To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either: (i) a hedge of the estimated fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"); (ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"); or (iii) a hedge of a net investment in a foreign operation. In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method which will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship. Assessments of hedge effectiveness and measurements of ineffectiveness are also subject to interpretation and estimation and different interpretations or estimates may have a material effect on the amount reported in net income.

     The accounting for derivatives is complex and interpretations of the primary accounting standards continue to evolve in practice. Judgment is applied in determining the availability and application of hedge accounting designations and the appropriate accounting treatment under these accounting standards. If it was determined that hedge accounting designations were not appropriately applied, reported net income could be materially affected. Differences in judgment as to the availability and application of hedge accounting designations and the appropriate accounting treatment may result in a differing impact on the consolidated financial statements of the Company from that previously reported.

     Under a fair value hedge, changes in the estimated fair value of the hedging derivative, including amounts measured as ineffectiveness, and changes in the estimated fair value of the hedged item related to the designated risk being hedged, are reported within net investment gains (losses). The estimated fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item. However, balances that are not scheduled to settle until maturity are included in the estimated fair value of derivatives.

     Under a cash flow hedge, changes in the estimated fair value of the hedging derivative measured as effective are reported within other comprehensive income
(loss), a separate component of stockholder's equity, and the deferred gains or losses on the derivative are reclassified into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item. Changes in the estimated fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses). The estimated fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item. However, balances that are not scheduled to settle until maturity are included in the estimated fair value of derivatives.

     In a hedge of a net investment in a foreign operation, changes in the estimated fair value of the hedging derivative that are measured as effective are reported within other comprehensive income (loss) consistent with the translation adjustment for the hedged net investment in the foreign operation. Changes in the estimated fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses).

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; (iv) a hedged firm commitment no longer meets the definition of a firm commitment; or (v) the derivative is de-designated as a hedging instrument.

     When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the consolidated balance sheet at its estimated fair value, with changes in estimated fair value recognized currently in net investment gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in other comprehensive income (loss) related to discontinued cash flow hedges are released into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item.

     When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur by the end of the specified time period or the hedged item no longer meets the definition of a firm commitment, the derivative continues to be carried on the consolidated balance sheet at its estimated fair value, with changes in estimated fair value recognized currently in net investment gains (losses). Any asset or liability associated with a recognized firm commitment is derecognized from the consolidated balance sheet, and recorded currently in net investment gains (losses). Deferred gains and losses of a derivative recorded in other comprehensive income (loss) pursuant to the cash flow hedge of a forecasted transaction are recognized immediately in net investment gains (losses).

     In all other situations in which hedge accounting is discontinued, the derivative is carried at its estimated fair value on the consolidated balance sheet, with changes in its estimated fair value recognized in the current period as net investment gains (losses).

     The Company is also a party to financial instruments that contain terms which are deemed to be embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated. If the instrument would not be accounted for in its entirety at estimated fair value and it is determined that the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract, and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative. Such embedded derivatives are carried on the consolidated balance sheet at estimated fair value with the host contract and changes in their estimated fair value are reported currently in net investment gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses). Additionally, the Company may elect to carry an entire contract on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) if that contract contains an embedded derivative that requires bifurcation. There is a risk that embedded derivatives requiring bifurcation may not be identified and reported at estimated fair value in the consolidated financial statements and that their related changes in estimated fair value could materially affect reported net income.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents.

  Property, Equipment, Leasehold Improvements and Computer Software

     Property, equipment and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using either the straight-line or sum-of-the-years-digits method over the estimated useful lives of the assets, as appropriate. The estimated life for company occupied real estate property is generally 40 years. Estimated lives generally range from five to ten years for leasehold improvements and three to seven years for all other property and equipment. The cost basis of the property, equipment and leasehold improvements was $1.4 billion and $1.2 billion at December 31, 2008 and 2007, respectively. Accumulated depreciation and amortization of property, equipment and leasehold improvements was $720 million and $609 million at December 31, 2008 and 2007, respectively. Related depreciation and amortization expense was $111 million, $105 million and $97 million for the years ended December 31, 2008, 2007 and 2006, respectively.

     Computer software, which is included in other assets, is stated at cost, less accumulated amortization. Purchased software costs, as well as certain internal and external costs incurred to develop internal-use computer software during the application development stage, are capitalized. Such costs are amortized generally over a four-year period using the straight-line method. The cost basis of computer software was $1.2 billion and $1.1 billion at December 31, 2008 and 2007, respectively. Accumulated amortization of capitalized software was $862 million and $742 million at December 31, 2008 and 2007, respectively. Related amortization expense was $117 million, $97 million and $90 million for the years ended December 31, 2008, 2007 and 2006, respectively.

  Deferred Policy Acquisition Costs and Value of Business Acquired

     The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that vary with and relate to the production of new business are deferred as DAC. Such costs consist principally of commissions and agency and policy issuance expenses. VOBA is an intangible asset that reflects the estimated fair value of in-force contracts in a life insurance company acquisition and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the business in-force at the acquisition date. VOBA is based on actuarially determined projections, by each block of business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns and other factors. Actual experience on the purchased business may vary from these projections. The recovery of DAC and VOBA is dependent upon the future profitability of the related business. DAC and VOBA are aggregated in the financial statements for reporting purposes.

     DAC and VOBA on life insurance or investment-type contracts are amortized in proportion to gross premiums, gross margins or gross profits, depending on the type of contract as described below.

     The Company amortizes DAC and VOBA related to non-participating and non-dividend-paying traditional contracts (term insurance, non-participating whole life insurance, non-medical health insurance, and traditional group life insurance) over the entire premium paying period in proportion to the present value of actual historic and expected future gross premiums. The present value of expected premiums is based upon the premium requirement of each policy and assumptions for mortality, morbidity, persistency, and investment returns at policy issuance, or policy acquisition, as it relates to VOBA, that include provisions for adverse deviation and are consistent with the assumptions used to calculate future policyholder benefit liabilities. These assumptions are not revised after policy issuance or acquisition unless the DAC or VOBA balance is deemed to be unrecoverable from future expected

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


profits. Absent a premium deficiency, variability in amortization after policy issuance or acquisition is caused only by variability in premium volumes.

     The Company amortizes DAC and VOBA related to participating, dividend-paying traditional contracts over the estimated lives of the contracts in proportion to actual and expected future gross margins. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The future gross margins are dependent principally on investment returns, policyholder dividend scales, mortality, persistency, expenses to administer the business, creditworthiness of reinsurance counterparties, and certain economic variables, such as inflation. For participating contracts (dividend paying traditional contracts within the closed block) future gross margins are also dependent upon changes in the policyholder dividend obligation. Of these factors, the Company anticipates that investment returns, expenses, persistency, and other factor changes and policyholder dividend scales are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross margins with the actual gross margins for that period. When the actual gross margins change from previously estimated gross margins, the cumulative DAC and VOBA amortization is re- estimated and adjusted by a cumulative charge or credit to current operations. When actual gross margins exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross margins are below the previously estimated gross margins. Each reporting period, the Company also updates the actual amount of business in-force, which impacts expected future gross margins. When expected future gross margins are below those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross margins are above the previously estimated expected future gross margins. Total DAC and VOBA amortization during a particular period may increase or decrease depending upon the relative size of the amortization change resulting from the adjustment to DAC and VOBA for the update of actual gross margins and the re-estimation of expected future gross margins. Each period, the Company also reviews the estimated gross margins for each block of business to determine the recoverability of DAC and VOBA balances.

     The Company amortizes DAC and VOBA related to fixed and variable universal life contracts and fixed and variable deferred annuity contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, the effect of any hedges used, and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses, and persistency are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits. When expected future gross profits are below those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross profits are above the previously estimated expected future gross profits. Total DAC and VOBA amortization during a particular period may increase or decrease depending upon the relative size of the amortization change resulting from the adjustment to DAC and VOBA for the update of actual gross profits and the re-estimation of expected future gross profits. Each period, the Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC and VOBA balances.

     Separate account rates of return on variable universal life contracts and variable deferred annuity contracts affect in-force account balances on such contracts each reporting period which can result in significant fluctuations

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


in amortization of DAC and VOBA. Returns that are higher than the Company's long-term expectation produce higher account balances, which increases the Company's future fee expectations and decreases future benefit payment expectations on minimum death and living benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company's long-term expectation. The Company's practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. The Company monitors these changes and only changes the assumption when its long-term expectation changes.

     The Company also reviews periodically other long-term assumptions underlying the projections of estimated gross margins and profits. These include investment returns, policyholder dividend scales, interest crediting rates, mortality, persistency, and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross margins and profits which may have significantly changed. If the update of assumptions causes expected future gross margins and profits to increase, DAC and VOBA amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross margins and profits to decrease.

     Prior to 2007, DAC related to any internally replaced contract was generally expensed at the date of replacement. As described more fully in "Adoption of New Accounting Pronouncements," effective January 1, 2007, the Company adopted Statement of Position ("SOP") 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts ("SOP 05-1"). Under SOP 05-1, an internal replacement is defined as a modification in product benefits, features, rights or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by election or coverage within a contract. If the modification substantially changes the contract, the DAC is written off immediately through income and any new deferrable costs associated with the replacement contract are deferred. If the modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are expensed.

  Sales Inducements

     The Company has two different types of sales inducements which are included in other assets: (i) the policyholder receives a bonus whereby the policyholder's initial account balance is increased by an amount equal to a specified percentage of the customer's deposit; and (ii) the policyholder receives a higher interest rate using a dollar cost averaging method than would have been received based on the normal general account interest rate credited. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC. The amortization of sales inducements is included in interest credited to policyholder account balances. Each year the Company reviews the deferred sales inducements to determine the recoverability of these balances.

  Value of Distribution Agreements and Customer Relationships Acquired

     Value of distribution agreements ("VODA") is reported in other assets and represents the present value of future profits associated with the expected future business derived from the distribution agreements. Value of customer relationships acquired ("VOCRA") is also reported in other assets and represents the present value of the expected future profits associated with the expected future business acquired through existing customers of the acquired company or business. The VODA and VOCRA associated with past acquisitions are amortized over useful life ranging from 10 to 30 years and such amortization is included in other expenses. Each year the Company reviews VODA and VOCRA to determine the recoverability of these balances.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Goodwill

     Goodwill, which is included in other assets, is the excess of cost over the estimated fair value of net assets acquired. Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. The Company performs its annual goodwill impairment testing during the third quarter of each year based upon data as of the close of the second quarter.

     Impairment testing is performed using the fair value approach, which requires the use of estimates and judgment, at the "reporting unit" level. A reporting unit is the operating segment or a business one level below the operating segment, if discrete financial information is prepared and regularly reviewed by management at that level.

     For purposes of goodwill impairment testing, if the carrying value of a reporting unit's goodwill exceeds its estimated fair value, there is an indication of impairment and the implied fair value of the goodwill is determined in the same manner as the amount of goodwill that would be determined in a business acquisition. The excess of the carrying value of goodwill over the implied fair value of goodwill is recognized as an impairment and recorded as a charge against net income.

     In performing its goodwill impairment tests, when management believes meaningful comparable market data are available, the estimated fair values of the reporting units are determined using a market multiple approach. When relevant comparables are not available, the Company uses a discounted cash flow model. For reporting units which are particularly sensitive to market assumptions, such as the annuities and variable & universal life reporting units within the Individual segment, the Company may corroborate its estimated fair values by using additional valuation methodologies.

     The key inputs, judgments and assumptions necessary in determining estimated fair value include current book value (with and without accumulated other comprehensive income), the level of economic capital required to support the mix of business, long term growth rates, comparative market multiples, the level of interest rates, credit spreads, equity market levels and the discount rate management believes appropriate to the risk associated with the respective reporting unit.

     Estimates of fair value are inherently uncertain and represent only management's reasonable expectation regarding future developments. These estimates and the judgments and assumptions upon which the estimates are based will, in all likelihood, differ in some respects from actual future results. Declines in the estimated fair value of the Company's reporting units could result in goodwill impairments in future periods.

     Management continues to evaluate current market conditions that may affect the estimated fair value of the Company's reporting units to assess whether any goodwill impairment exists. Continued deteriorating or adverse market conditions for certain reporting units may have an impact on the estimated fair value of these reporting units and could result in future impairments of goodwill.

     See Note 6 for further consideration of goodwill impairment testing during 2008.

  Liability for Future Policy Benefits and Policyholder Account Balances

     The Company establishes liabilities for amounts payable under insurance policies, including traditional life insurance, traditional annuities and non-medical health insurance. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, policy lapse, renewal, retirement, disability incidence, disability terminations, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. Utilizing these assumptions, liabilities are established on a block of business basis.

     Future policy benefit liabilities for participating traditional life insurance policies are equal to the aggregate of (i) net level premium reserves for death and endowment policy benefits (calculated based upon the non-forfeiture interest rate, ranging from 3% to 7%, and mortality rates guaranteed in calculating the cash surrender values described in such contracts); and (ii) the liability for terminal dividends.

     Future policy benefits for non-participating traditional life insurance policies are equal to the aggregate of the present value of expected future benefit payments and related expenses less the present value of expected future net premiums. Assumptions as to mortality and persistency are based upon the Company's experience when the basis of the liability is established. Interest rate assumptions for the aggregate future policy benefit liabilities range from 2% to 7%.

     Participating business represented approximately 8% and 9% of the Company's life insurance in-force, and 17% and 16% of the number of life insurance policies in-force, at December 31, 2008 and 2007, respectively. Participating policies represented approximately 32% and 33%, 36% and 36%, and 34% and 33% of gross and net life insurance premiums for the years ended December 31, 2008, 2007 and 2006, respectively. The percentages indicated are calculated excluding the business of the reinsurance segment.

     Future policy benefit liabilities for individual and group traditional fixed annuities after annuitization are equal to the present value of expected future payments. Interest rate assumptions used in establishing such liabilities range from 2% to 11%.

     Future policy benefit liabilities for non-medical health insurance are calculated using the net level premium method and assumptions as to future morbidity, withdrawals and interest, which provide a margin for adverse deviation. Interest rate assumptions used in establishing such liabilities range from 4% to 7%.

     Future policy benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. Interest rate assumptions used in establishing such liabilities range from 3% to 8%.

     Liabilities for unpaid claims and claim expenses are included in future policyholder benefits and represent the amount estimated for claims that have been reported but not settled and claims incurred but not reported. Liabilities for unpaid claims are estimated based upon the Company's historical experience and other actuarial assumptions that consider the effects of current developments, anticipated trends and risk management programs. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

     The Company establishes future policy benefit liabilities for minimum death and income benefit guarantees relating to certain annuity contracts and secondary and paid-up guarantees relating to certain life policies as follows:

     - Guaranteed minimum death benefit ("GMDB") liabilities are determined by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the GMDB liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility are consistent with

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


       the historical experience of the Standard & Poor's ("S&P") 500 Index. The benefit assumptions used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

     - Guaranteed minimum income benefit ("GMIB") liabilities are determined by estimating the expected value of the income benefits in excess of the projected account balance at any future date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used for estimating the GMIB liabilities are consistent with those used for estimating the GMDB liabilities. In addition, the calculation of guaranteed annuitization benefit liabilities incorporates an assumption for the percentage of the potential annuitizations that may be elected by the contractholder. Certain GMIBs have settlement features that result in a portion of that guarantee being accounted for as an embedded derivative and are recorded in policyholder account balances as described below.

     Liabilities for universal and variable life secondary guarantees and paid-up guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balances, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the secondary and paid-up guarantee liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility for variable products are consistent with historical S&P experience. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

     The Company establishes policyholder account balances for guaranteed minimum benefit riders relating to certain variable annuity products as follows:

     - Guaranteed minimum withdrawal benefit riders ("GMWB") guarantee the contractholder a return of their purchase payment via partial withdrawals, even if the account value is reduced to zero, provided that the contractholder's cumulative withdrawals in a contract year do not exceed a certain limit. The initial guaranteed withdrawal amount is equal to the initial benefit base as defined in the contract (typically, the initial purchase payments plus applicable bonus amounts). The GMWB is an embedded derivative, which is measured at estimated fair value separately from the host variable annuity product.

     - Guaranteed minimum accumulation benefit riders ("GMAB") provide the contractholder, after a specified period of time determined at the time of issuance of the variable annuity contract, with a minimum accumulation of their purchase payments even if the account value is reduced to zero. The initial guaranteed accumulation amount is equal to the initial benefit base as defined in the contract (typically, the initial purchase payments plus applicable bonus amounts). The GMAB is an embedded derivative, which is measured at estimated fair value separately from the host variable annuity product.

     For GMWB, GMAB and certain GMIB, the initial benefit base is increased by additional purchase payments made within a certain time period and decreases by benefits paid and/or withdrawal amounts. After a specified period of time, the benefit base may also increase as a result of an optional reset as defined in the contract.

     At the inception, the GMWB, GMAB and certain GMIB are accounted for as embedded derivatives with changes in estimated fair value reported in net investment gains (losses).

     The Company attributes to the embedded derivative a portion of the expected future rider fees to be collected from the policyholder equal to the present value of expected future guaranteed benefits. Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The fair value for these riders is estimated using the present value of future benefits minus the present value of future fees using actuarial and capital market assumptions related to the projected cash flows over the expected lives of the contracts. The projections of future benefits and future fees require capital market and actuarial assumptions including expectations concerning policyholder behavior. A risk neutral valuation methodology is used under which the cash flows from the riders are projected under multiple capital market scenarios using observable risk free rates. Beginning in 2008, the valuation of these embedded derivatives now includes an adjustment for the Company's own credit and risk margins for non-capital market inputs. The Company's own credit adjustment is determined taking into consideration publicly available information relating to the Company's debt as well as its claims paying ability. Risk margins are established to capture the non-capital market risks of the instrument which represent the additional compensation a market participant would require to assume the risks related to the uncertainties of such actuarial assumptions as annuitization, premium persistency, partial withdrawal and surrenders. The establishment of risk margins requires the use of significant management judgment.

     These riders may be more costly than expected in volatile or declining equity markets. Market conditions including, but not limited to, changes in interest rates, equity indices, market volatility and foreign currency exchange rates, changes in the Company's own credit standing; and variations in actuarial assumptions regarding policyholder behavior, and risk margins related to non-capital market inputs may result in significant fluctuations in the estimated fair value of the riders that could materially affect net income.

     The Company periodically reviews its estimates of actuarial liabilities for future policy benefits and compares them with its actual experience. Differences between actual experience and the assumptions used in pricing these policies, guarantees and riders and in the establishment of the related liabilities result in variances in profit and could result in losses. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

     Policyholder account balances relate to investment-type contracts, universal life-type policies and certain guaranteed minimum benefit riders. Investment-type contracts principally include traditional individual fixed annuities in the accumulation phase and, non-variable group annuity contracts. Policyholder account balances for these contracts are equal to: (i) policy account values, which consist of an accumulation of gross premium payments; (ii) credited interest, ranging from 1% to 17%, less expenses, mortality charges, and withdrawals; and (iii) fair value adjustments relating to business combinations.

  Other Policyholder Funds

     Other policyholder funds include policy and contract claims, unearned revenue liabilities, premiums received in advance, policyholder dividends due and unpaid, and policyholder dividends left on deposit.

     The liability for policy and contract claims generally relates to incurred but not reported death, disability, long-term care and dental claims, as well as claims which have been reported but not yet settled. The liability for these claims is based on the Company's estimated ultimate cost of settling all claims. The Company derives estimates for the development of incurred but not reported claims principally from actuarial analyses of historical patterns of claims and claims development for each line of business. The methods used to determine these estimates are continually reviewed. Adjustments resulting from this continuous review process and differences between estimates and payments for claims are recognized in policyholder benefits and claims expense in the period in which the estimates are changed or payments are made.

     The unearned revenue liability relates to universal life-type and investment-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and amortized using the product's estimated gross profits and margins, similar to DAC. Such amortization is recorded in universal life and investment-type product policy fees.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company accounts for the prepayment of premiums on its individual life, group life and health contracts as premium received in advance and applies the cash received to premiums when due.

     Also included in other policyholder funds are policyholder dividends due and unpaid on participating policies and policyholder dividends left on deposit. Such liabilities are presented at amounts contractually due to policyholders.

  Recognition of Insurance Revenue and Related Benefits

     Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due from policyholders. Policyholder benefits and expenses are provided against such revenues to recognize profits over the estimated lives of the policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into operations in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments.

     Premiums related to non-medical health and disability contracts are recognized on a pro rata basis over the applicable contract term.

     Deposits related to universal life-type and investment-type products are credited to policyholder account balances. Revenues from such contracts consist of amounts assessed against policyholder account balances for mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. Amounts that are charged to operations include interest credited and benefit claims incurred in excess of related policyholder account balances.

     Premiums, policy fees, policyholder benefits and expenses are presented net of reinsurance.

     The portion of fees allocated to embedded derivatives described previously is recognized within net investment gains (losses) as part of the estimated fair value of embedded derivative.

  Other Revenues

     Other revenues include, in addition to items described elsewhere herein, advisory fees, broker-dealer commissions and fees, and administrative service fees. Such fees and commissions are recognized in the period in which services are performed. Other revenues also include changes in account value relating to corporate-owned life insurance ("COLI"). Under certain COLI contracts, if the Company reports certain unlikely adverse results in its consolidated financial statements, withdrawals would not be immediately available and would be subject to market value adjustment, which could result in a reduction of the account value.

  Policyholder Dividends

     Policyholder dividends are approved annually by Metropolitan Life Insurance Company and its insurance subsidiaries' boards of directors. The aggregate amount of policyholder dividends is related to actual interest, mortality, morbidity and expense experience for the year, as well as management's judgment as to the appropriate level of statutory surplus to be retained by the insurance subsidiaries.

  Income Taxes

     The Company joins with MetLife, Inc. and its includable life insurance and non-life insurance subsidiaries in filing a consolidated U.S. federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended (the "Code"). The Company participates in a tax sharing agreement with MetLife, Inc. Under the agreement, current income tax expense (benefit) is computed on a separate return basis and provides that members shall make payments (receive reimbursement) to (from) MetLife, Inc. to the extent that their incomes (losses and other credits) contribute to (reduce) the consolidated income tax expense. The consolidating companies

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


are reimbursed for net operating losses or other tax attributes they have generated when utilized in the consolidated return.

     The Company's accounting for income taxes represents management's best estimate of various events and transactions.

     Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

     The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Significant judgment is required in determining whether valuation allowances should be established as well as the amount of such allowances. When making such determination, consideration is given to, among other things, the following:

          (i) future taxable income exclusive of reversing temporary differences and carryforwards;

          (ii)   future reversals of existing taxable temporary differences;

          (iii)  taxable income in prior carryback years; and

          (iv)   tax planning strategies.

     The Company may be required to change its provision for income taxes in certain circumstances. Examples of such circumstances include when the ultimate deductibility of certain items is challenged by taxing authorities (See also
Note 12) or when estimates used in determining valuation allowances on deferred tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the consolidated financial statements in the year these changes occur.

     As described more fully in "Adoption of New Accounting Pronouncements," the Company adopted FIN No. 48, Accounting for Uncertainty in Income Taxes -- An Interpretation of FASB Statement No. 109 ("FIN 48") effective January 1, 2007. Under FIN 48, the Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included within other liabilities and are charged to earnings in the period that such determination is made.

     The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax.

  Reinsurance

     The Company enters into reinsurance agreements primarily as a purchaser of reinsurance for its various insurance products and also as a provider of reinsurance for some insurance products issued by third parties.

     For each of its reinsurance agreements, the Company determines if the agreement provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid (received), and the liabilities ceded (assumed) related to the underlying contracts is considered the net cost of reinsurance at the inception of the reinsurance agreement. The net cost of reinsurance is recorded as an adjustment to DAC and recognized as a component of other expenses on a basis consistent with the way the acquisition costs on the underlying reinsured contracts would be recognized. Subsequent amounts paid (received) on the reinsurance of in-force blocks, as well as amounts paid (received) related to new business, are recorded as ceded (assumed) premiums and ceded (assumed) future policy benefit liabilities are established.

     For prospective reinsurance of short-duration contracts that meet the criteria for reinsurance accounting, amounts paid (received) are recorded as ceded (assumed) premiums and ceded (assumed) unearned premiums and are reflected as a component of premiums and other receivables (future policy benefits). Such amounts are amortized through earned premiums over the remaining contract period in proportion to the amount of protection provided. For retroactive reinsurance of short-duration contracts that meet the criteria of reinsurance accounting, amounts paid (received) in excess of (which do not exceed) the related insurance liabilities ceded (assumed) are recognized immediately as a loss. Any gains on such retroactive agreements are deferred and recorded in other liabilities. The gains are amortized primarily using the recovery method.

     The assumptions used to account for both long and short-duration reinsurance agreements are consistent with those used for the underlying contracts. Ceded policyholder and contract related liabilities, other than those currently due, are reported gross on the balance sheet.

     Amounts currently recoverable under reinsurance agreements are included in premiums and other receivables and amounts currently payable are included in other liabilities. Such assets and liabilities relating to reinsurance agreements with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance agreement.

     Premiums, fees and policyholder benefits and claims include amounts assumed under reinsurance agreements and are net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in other revenues.

     If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in other liabilities and deposits made are included within other assets. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as other revenues or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenues or other expenses, as appropriate.

     Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed previously.

  Employee Benefit Plans

     The Company sponsors and administers various qualified and non-qualified defined benefit pension plans and other postretirement employee benefit plans covering eligible employees and sales representatives who meet specified eligibility requirements of the sponsor and its participating affiliates. A December 31 measurement date is used for all of the Company's defined benefit pension and other postretirement benefit plans.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Pension benefits are provided utilizing either a traditional formula or cash balance formula. The traditional formula provides benefits based upon years of credited service and either final average or career average earnings. The cash balance formula utilizes hypothetical or notional accounts which credit participants with benefits equal to a percentage of eligible pay, as well as earnings credits, determined annually based upon the average annual rate of interest on 30-year Treasury securities, for each account balance. At December 31, 2008, virtually all the obligations are calculated using the traditional formula.

     The Company also provides certain postemployment benefits and certain postretirement medical and life insurance benefits for retired participants. Participants that were hired prior to 2003 (or, in certain cases, rehired during or after 2003) and meet age and service criteria while working for the Company, may become eligible for these other postretirement benefits, at various levels, in accordance with the applicable plans. Virtually all retirees, or their beneficiaries, contribute a portion of the total cost of postretirement medical benefits. Participants hired after 2003 are not eligible for any employer subsidy for postretirement medical benefits.

     SFAS No. 87, Employers' Accounting for Pensions ("SFAS 87"), as amended, established the accounting for pension plan obligations. Under SFAS 87, the projected pension benefit obligation ("PBO") is defined as the actuarially calculated present value of vested and non-vested pension benefits accrued based on future salary levels. The accumulated pension benefit obligation ("ABO") is the actuarial present value of vested and non-vested pension benefits accrued based on current salary levels. Obligations, both PBO and ABO, of the defined benefit pension plans are determined using a variety of actuarial assumptions, from which actual results may vary, as described below.

     SFAS No. 106, Employers' Accounting for Postretirement Benefits Other than Pensions, as amended, established the accounting for expected postretirement plan benefit obligations ("EPBO") which represents the actuarial present value of all other postretirement benefits expected to be paid after retirement to employees and their dependents. Unlike for pensions, the EPBO is not recorded in the financial statements but is used in measuring the periodic expense. The accumulated postretirement plan benefit obligations ("APBO") represents the actuarial present value of future other postretirement benefits attributed to employee services rendered through a particular date and is the valuation basis upon which liabilities are established. The APBO is determined using a variety of actuarial assumptions, from which actual results may vary, as described below.

     Prior to December 31, 2006, the funded status of the pension and other postretirement plans, which is the difference between the estimated fair value of plan assets and the PBO for pension plans and the APBO for other postretirement plans (collectively, the "Benefit Obligations"), was offset by the unrecognized actuarial gains or losses, prior service cost and transition obligations to determine prepaid or accrued benefit cost, as applicable. The net amount was recorded as a prepaid or accrued benefit cost, as applicable. Further, for pension plans, if the ABO exceeded the estimated fair value of the plan assets, that excess was recorded as an additional minimum pension liability with a corresponding intangible asset. Recognition of the intangible asset was limited to the amount of any unrecognized prior service cost. Any additional minimum pension liability in excess of the allowable intangible asset was charged, net of income tax, to accumulated other comprehensive income.

     As described more fully in "Adoption of New Accounting Pronouncements," effective December 31, 2006, the Company adopted SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans -- an amendment of FASB Statements No. 87, 88, 106, and SFAS No. 132(r) ("SFAS 158"). Effective with the adoption of SFAS 158 on December 31, 2006, the Company recognizes the funded status of the Benefit Obligations for each of its plans on the consolidated balance sheet. The actuarial gains or losses, prior service costs and credits, and the remaining net transition asset or obligation that had not yet been included in net periodic benefit costs at December 31, 2006 are now charged, net of income tax, to accumulated other comprehensive income. Additionally, these changes eliminated the additional minimum pension liability provisions of SFAS 87.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Net periodic benefit cost is determined using management estimates and actuarial assumptions to derive service cost, interest cost, and expected return on plan assets for a particular year. Net periodic benefit cost also includes the applicable amortization of any prior service cost (credit) arising from the increase (decrease) in prior years' benefit costs due to plan amendments or initiation of new plans. These costs are amortized into net periodic benefit cost over the expected service years of employees whose benefits are affected by such plan amendments. Actual experience related to plan assets and/or the benefit obligations may differ from that originally assumed when determining net periodic benefit cost for a particular period, resulting in gains or losses. To the extent such aggregate gains or losses exceed 10 percent of the greater of the benefit obligations or the market-related asset value of the plans, they are amortized into net periodic benefit cost over the expected service years of employees expected to receive benefits under the plans.

     The obligations and expenses associated with these plans require an extensive use of assumptions such as the discount rate, expected rate of return on plan assets, rate of future compensation increases, healthcare cost trend rates, as well as assumptions regarding participant demographics such as rate and age of retirements, withdrawal rates and mortality. Management, in consultation with its external consulting actuarial firm, determines these assumptions based upon a variety of factors such as historical performance of the plan and its assets, currently available market and industry data, and expected benefit payout streams. The assumptions used may differ materially from actual results due to, among other factors, changing market and economic conditions and changes in participant demographics. These differences may have a significant effect on the Company's consolidated financial statements and liquidity.

     The Company also sponsors defined contribution savings and investment plans ("SIP") for substantially all employees under which a portion of participant contributions are matched. Applicable matching contributions are made each payroll period. Accordingly, the Company recognizes compensation cost for current matching contributions. As all contributions are transferred currently as earned to the SIP trust, no liability for matching contributions is recognized in the consolidated balance sheets.

  Stock-Based Compensation

     Stock-based compensation recognized in the Company's consolidated results of operations is allocated from MetLife, Inc. The accounting policies described below represent those that MetLife, Inc. applies in determining such allocated expenses.

     Effective January 1, 2006, MetLife, Inc. adopted, using the modified prospective transition method, SFAS No. 123 (revised 2004), Share-Based Payment ("SFAS 123(r)"). In accordance with this guidance the cost of all stock-based transactions is measured at fair value and recognized over the period during which a grantee is required to provide goods or services in exchange for the award. Although the terms of MetLife, Inc.'s stock-based plans do not accelerate vesting upon retirement, or the attainment of retirement eligibility, the requisite service period subsequent to attaining such eligibility is considered nonsubstantive. Accordingly, MetLife, Inc. recognizes compensation expense related to stock-based awards over the shorter of the requisite service period or the period to attainment of retirement eligibility. Prior to January 1, 2006, MetLife, Inc. recognized stock-based compensation over the vesting period of the grant or award, including grants or awards to retirement-eligible employees. An estimation of future forfeitures of stock-based awards is incorporated into the determination of compensation expense when recognizing expense over the requisite service period. Prior to January 1, 2006, MetLife, Inc. recognized the corresponding reduction of stock compensation in the period in which the forfeitures occurred.

     Stock-based awards granted after December 31, 2002 but prior to January 1, 2006 were accounted for on a prospective basis using the fair value accounting method prescribed by SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), as amended by SFAS No. 148, Accounting for Stock-Based Compensation -- Transition and Disclosure. The fair value method prescribed by SFAS 123 required compensation expense to be measured based on the fair value of the equity instrument at the grant or award date. Stock-based compensation was recognized over the vesting period of the grant or award, including grants or awards to retirement-eligible employees.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Foreign Currency

     Balance sheet accounts of foreign operations are translated at the exchange rates in effect at each year-end and income and expense accounts are translated at the average rates of exchange prevailing during the year. The local currencies of foreign operations generally are the functional currencies unless the local economy is highly inflationary. Translation adjustments are charged or credited directly to other comprehensive income (loss). Gains and losses from foreign currency transactions are reported as net investment gains (losses) in the period in which they occur.

  Discontinued Operations

     The results of operations of a component of the Company that either has been disposed of or is classified as held-for-sale are reported in discontinued operations if the operations and cash flows of the component have been or will be eliminated from the ongoing operations of the Company as a result of the disposal transaction and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction.

  Litigation Contingencies

     The Company is a party to a number of legal actions and is involved in a number of regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. On a quarterly and annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's consolidated financial statements. It is possible that an adverse outcome in certain of the Company's litigation and regulatory investigations, or the use of different assumptions in the determination of amounts recorded, could have a material effect upon the Company's consolidated net income or cash flows in particular quarterly or annual periods.

  Separate Accounts

     Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. Assets within the Company's separate accounts primarily include: mutual funds, fixed maturity and equity securities, mortgage loans, derivatives, hedge funds, other limited partnership interests, short-term investments, and cash and cash equivalents. The Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if: (i) such separate accounts are legally recognized; (ii) assets supporting the contract liabilities are legally insulated from the Company's general account liabilities; (iii) investments are directed by the contractholder; and
(iv) all investment performance, net of contract fees and assessments, is passed through to the contractholder. The Company reports separate account assets meeting such criteria at their fair value which is based on the estimated fair values of the underlying assets comprising the portfolios of an individual separate account. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line in the consolidated statements of income. Separate accounts not meeting the above criteria are combined on a line-by-line basis with the Company's general account assets, liabilities, revenues and expenses and the accounting for these investments is consistent with the methodologies described herein for similar financial instruments held within the general account.

     The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Fair Value

     Effective January 1, 2008, the Company adopted SFAS 157 which defines fair value, establishes a consistent framework for measuring fair value, establishes a fair value hierarchy based on the observability of inputs used to measure fair value, and requires enhanced disclosures about fair value measurements and applied the provisions of the statement prospectively to assets and liabilities measured at fair value. The adoption of SFAS 157 changed the valuation of certain freestanding derivatives by moving from a mid to bid pricing convention as it relates to certain volatility inputs as well as the addition of liquidity adjustments and adjustments for risks inherent in a particular input or valuation technique. The adoption of SFAS 157 also changed the valuation of the Company's embedded derivatives, most significantly the valuation of embedded derivatives associated with certain riders on variable annuity contracts. The change in valuation of embedded derivatives associated with riders on annuity contracts resulted from the incorporation of risk margins associated with non capital market inputs and the inclusion of the Company's own credit standing in their valuation. At January 1, 2008, the impact of adopting SFAS 157 on assets and liabilities measured at estimated fair value was $13 million ($8 million, net of income tax) and was recognized as a change in estimate in the accompanying consolidated statement of income where it was presented in the respective income statement caption to which the item measured at estimated fair value is presented. There were no significant changes in estimated fair value of items measured at fair value and reflected in accumulated other comprehensive income (loss). The addition of risk margins and the Company's own credit spread in the valuation of embedded derivatives associated with annuity contracts may result in significant volatility in the Company's consolidated net income in future periods. Note 19 presents the estimated fair value of all assets and liabilities required to be measured at estimated fair value as well as the expanded fair value disclosures required by SFAS 157.

     In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). SFAS 159 permits entities the option to measure most financial instruments and certain other items at fair value at specified election dates and to recognize related unrealized gains and losses in earnings. The fair value option is applied on an instrument-by-instrument basis upon adoption of the standard, upon the acquisition of an eligible financial asset, financial liability or firm commitment or when certain specified reconsideration events occur. The fair value election is an irrevocable election. Effective January 1, 2008, the Company did not elect the fair value option for any instruments.

     Effective January 1, 2008, the Company adopted FASB Staff Position ("FSP") No. FAS 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 ("FSP 157-1"). FSP 157-1 amends SFAS 157 to provide a scope out exception for lease classification and measurement under SFAS No. 13, Accounting for Leases. The Company also adopted FSP No. FAS 157-2, Effective Date of FASB Statement No. 157 which delays the effective date of SFAS 157 for certain nonfinancial assets and liabilities that are recorded at fair value on a nonrecurring basis. The effective date is delayed until January 1, 2009 and impacts balance sheet items including nonfinancial assets and liabilities in a business combination and the impairment testing of goodwill and long-lived assets.

     Effective September 30, 2008, the Company adopted FSP No. FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active ("FSP 157-3"). FSP 157-3 provides guidance on how a company's internal cash flow and discount rate assumptions should be considered in the measurement of fair value when relevant market data does not exist, how observable market information in an inactive market affects fair value measurement and how the use of market quotes should be considered when assessing the relevance of observable and unobservable data available to measure fair value. The adoption of FSP 157-3 did not have a material impact on the Company's consolidated financial statements.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Investments

     Effective December 31, 2008, the Company adopted FSP No. FAS 140-4 and FIN 46(r)-8, Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities ("FSP 140-4 and FIN 46(r)-8"). FSP 140-4 and FIN 46(r)-8 requires additional qualitative and quantitative disclosures about a transferors' continuing involvement in transferred financial assets and involvement in VIEs. The exact nature of the additional required VIE disclosures vary and depend on whether or not the VIE is a qualifying special-purpose entity ("QSPE"). For VIEs that are QSPEs, the additional disclosures are only required for a non-transferor sponsor holding a variable interest or a non-transferor servicer holding a significant variable interest. For VIEs that are not QSPEs, the additional disclosures are only required if the Company is the primary beneficiary, and if not the primary beneficiary, only if the Company holds a significant variable interest or is the sponsor. The Company provided all of the material required disclosures in its consolidated financial statements.

     Effective December 31, 2008, the Company adopted FSP No. EITF 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20 ("FSP EITF 99-20-1"). FSP EITF 99-20-1 amends the guidance in EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets, to more closely align the guidance to determine whether an other-than-temporary impairment has occurred for a beneficial interest in a securitized financial asset with the guidance in SFAS 115, Accounting for Certain Investments in Debt and Equity Securities for debt securities classified as available-for-sale or held-to-maturity. The adoption of FSP EITF 99-20-1 did not have an impact on the Company's consolidated financial statements.

  Derivative Financial Instruments

     Effective December 31, 2008, the Company adopted FSP No. FAS 133-1 and FIN 45-4, Disclosures about Credit Derivatives and Certain Guarantees -- An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161 ("FSP 133-1 and FIN 45-4"). FSP 133-1 and FIN 45-4 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133") to require certain enhanced disclosures by sellers of credit derivatives by requiring additional information about the potential adverse effects of changes in their credit risk, financial performance, and cash flows. It also amends FIN No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others -- An Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34, to require an additional disclosure about the current status of the payment/performance risk of a guarantee. The Company provided all of the material required disclosures in its consolidated financial statements.

     Effective January 1, 2008, the Company adopted SFAS 133 Implementation Issue No. E-23, Clarification of the Application of the Shortcut Method ("Issue E-23"). Issue E-23 amended SFAS 133 by permitting interest rate swaps to have a non-zero fair value at inception when applying the shortcut method of assessing hedge effectiveness, as long as the difference between the transaction price
(zero) and the fair value (exit price), as defined by SFAS 157, is solely attributable to a bid-ask spread. In addition, entities are not precluded from applying the shortcut method of assessing hedge effectiveness in a hedging relationship of interest rate risk involving an interest bearing asset or liability in situations where the hedged item is not recognized for accounting purposes until settlement date as long as the period between trade date and settlement date of the hedged item is consistent with generally established conventions in the marketplace. The adoption of Issue E-23 did not have an impact on the Company's consolidated financial statements.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Effective January 1, 2006, the Company adopted prospectively SFAS No. 155, Accounting for Certain Hybrid Instruments ("SFAS 155"). SFAS 155 amends SFAS 133 and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 140"). SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole, eliminating the need to bifurcate the derivative from its host, if the holder elects to account for the whole instrument on a fair value basis. In addition, among other changes, SFAS 155:

       (i) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133;

      (ii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

     (iii) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

      (iv) amends SFAS 140 to eliminate the prohibition on a QSPE from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial interest.

     The adoption of SFAS 155 did not have a material impact on the Company's consolidated financial statements.

     Effective October 1, 2006, the Company adopted SFAS 133 Implementation Issue No. B40, Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets ("Issue B40"). Issue B40 clarifies that a securitized interest in prepayable financial assets is not subject to the conditions in paragraph 13(b) of SFAS 133, if it meets both of the following criteria: (i) the right to accelerate the settlement if the securitized interest cannot be controlled by the investor; and (ii) the securitized interest itself does not contain an embedded derivative (including an interest rate-related derivative) for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. The adoption of Issue B40 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2006, the Company adopted prospectively SFAS 133 Implementation Issue No. B38, Embedded Derivatives: Evaluation of Net Settlement with Respect to the Settlement of a Debt Instrument through Exercise of an Embedded Put Option or Call Option ("Issue B38") and SFAS 133 Implementation Issue No. B39, Embedded Derivatives: Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor ("Issue B39"). Issue B38 clarifies that the potential settlement of a debtor's obligation to a creditor occurring upon exercise of a put or call option meets the net settlement criteria of SFAS 133. Issue B39 clarifies that an embedded call option, in which the underlying is an interest rate or interest rate index, that can accelerate the settlement of a debt host financial instrument should not be bifurcated and fair valued if the right to accelerate the settlement can be exercised only by the debtor (issuer/borrower) and the investor will recover substantially all of its initial net investment. The adoption of Issues B38 and B39 did not have a material impact on the Company's consolidated financial statements.

  Income Taxes

     Effective January 1, 2007, the Company adopted FIN 48. FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     As a result of the implementation of FIN 48, the Company recognized an $18 million increase in the liability for unrecognized tax benefits and a $16 million decrease in the interest liability for unrecognized tax benefits, as well as a $17 million increase in the liability for unrecognized tax benefits and a $5 million increase in the interest liability for unrecognized tax benefits which are included in liabilities of subsidiaries held-for-sale. The corresponding reduction to the January 1, 2007 balance of retained earnings was $13 million, net of $11 million of minority interest included in liabilities of subsidiaries held-for-sale. See also Note 12.

  Insurance Contracts

     Effective January 1, 2007, the Company adopted SOP 05-1 which provides guidance on accounting by insurance enterprises for DAC on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. SOP 05-1 defines an internal replacement and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. In addition, in February 2007, the American Institute of Certified Public Accountants issued related Technical Practice Aids ("TPAs") to provide further clarification of SOP 05-1. The TPAs became effective concurrently with the adoption of SOP 05-1.

     As a result of the adoption of SOP 05-1 and the related TPAs, if an internal replacement modification substantially changes a contract, then the DAC is written off immediately through income and any new deferrable costs associated with the new replacement are deferred. If a contract modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are immediately expensed.

     The adoption of SOP 05-1 and the related TPAs resulted in a reduction to DAC and VOBA on January 1, 2007 and an acceleration of the amortization period relating primarily to the Company's group life and health insurance contracts that contain certain rate reset provisions. Prior to the adoption of SOP 05-1, DAC on such contracts was amortized over the expected renewable life of the contract. Upon adoption of SOP 05-1, DAC on such contracts is to be amortized over the rate reset period. The impact at January 1, 2007 was a cumulative effect adjustment of $202 million, net of income tax of $116 million, which was recorded as a reduction to retained earnings.

  Defined Benefit and Other Postretirement Plans

     Effective December 31, 2006, MetLife, Inc. adopted SFAS 158. The pronouncement revises financial reporting standards for defined benefit pension and other postretirement benefit plans by requiring the:

       (i) recognition in the statement of financial position of the funded status of defined benefit plans measured as the difference between the estimated fair value of plan assets and the benefit obligation, which is the projected benefit obligation for pension plans and the accumulated postretirement benefit obligation for other postretirement benefit plans;

      (ii) recognition as an adjustment to accumulated other comprehensive income (loss), net of income tax, those amounts of actuarial gains and losses, prior service costs and credits, and net asset or obligation at transition that have not yet been included in net periodic benefit costs at the end of the year of adoption;

     (iii) recognition of subsequent changes in funded status as a component of other comprehensive income;

      (iv) measurement of benefit plan assets and obligations at the date of the statement of financial position; and

       (v) disclosure of additional information about the effects on the employer's statement of financial position.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The adoption of SFAS 158 resulted in a reduction of $749 million, net of income tax, to accumulated other comprehensive income, which is included as a component of total consolidated stockholder's equity. As the Company's measurement date for its pension and other postretirement benefit plans is already December 31 there was no impact of adoption due to changes in measurement date. See also "Summary of Significant Accounting Policies and Critical Accounting Estimates" and Note 14.

  Stock Compensation Plans

     As described previously, effective January 1, 2006, MetLife, Inc. adopted SFAS 123(r) including supplemental application guidance issued by the U.S. Securities and Exchange Commission in Staff Accounting Bulletin ("SAB") No. 107, Share-Based Payment using the modified prospective transition method. In accordance with the modified prospective transition method, results for prior periods have not been restated. SFAS 123(r) requires that the cost of all stock-based transactions be measured at fair value and recognized over the period during which a grantee is required to provide goods or services in exchange for the award. MetLife, Inc. had previously adopted the fair value method of accounting for stock-based awards as prescribed by SFAS 123 on a prospective basis effective January 1, 2003. MetLife, Inc. did not modify the substantive terms of any existing awards prior to adoption of SFAS 123(r).

     Under the modified prospective transition method, compensation expense recognized during the year ended December 31, 2006 includes: (a) compensation expense for all stock-based awards granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation expense for all stock-based awards granted beginning January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(r).

     The adoption of SFAS 123(r) did not have a significant impact on the Company's financial position or results of operations as all stock-based awards accounted for under the intrinsic value method prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees had vested prior to the adoption date and the Company, in conjunction with MetLife, Inc. had adopted the fair value recognition provisions of SFAS 123 on January 1, 2003.

     SFAS 123 allowed forfeitures of stock-based awards to be recognized as a reduction of compensation expense in the period in which the forfeiture occurred. Upon adoption of SFAS 123(r), MetLife, Inc. changed its policy and now incorporates an estimate of future forfeitures into the determination of compensation expense when recognizing expense over the requisite service period. The impact of this change in accounting policy was not significant to the Company's financial position or results of operations as of the date of adoption.

     Additionally, for awards granted after adoption, MetLife, Inc. changed its policy from recognizing expense for stock-based awards over the requisite service period to recognizing such expense over the shorter of the requisite service period or the period to attainment of retirement-eligibility.

     Prior to the adoption of SFAS 123(r), the Company presented tax benefits of deductions resulting from the exercise of stock options within operating cash flows in the consolidated statements of cash flows. SFAS 123(r) requires tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options be classified and reported as a financing cash inflow upon adoption of SFAS 123(r).

  Other Pronouncements

     Effective January 1, 2008, the Company adopted FSP No. FIN 39-1, Amendment of FASB Interpretation No. 39 ("FSP 39-1"). FSP 39-1 amends FASB Interpretation No. 39, Offsetting of Amounts Related to Certain Contracts ("FIN 39"), to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement that

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


have been offset in accordance with FIN 39. FSP 39-1 also amends FIN 39 for certain terminology modifications. Upon adoption of FSP 39-1, the Company did not change its accounting policy of not offsetting fair value amounts recognized for derivative instruments under master netting arrangements. The adoption of FSP 39-1 did not have an impact on the Company's consolidated financial statements.

     Effective January 1, 2008, the Company adopted Emerging Issues Task Force ("EITF") Issue No. 07-6, Accounting for the Sale of Real Estate When the Agreement Includes a Buy-Sell Clause ("EITF 07-6") prospectively. EITF 07-6 addresses whether the existence of a buy-sell arrangement would preclude partial sales treatment when real estate is sold to a jointly owned entity. EITF 07-6 concludes that the existence of a buy-sell clause does not necessarily preclude partial sale treatment under current guidance. The adoption of EITF 07-6 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2007, the Company adopted FSP No. FAS 13-2, Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction ("FSP 13-2"). FSP 13-2 amends SFAS No. 13, Accounting for Leases, to require that a lessor review the projected timing of income tax cash flows generated by a leveraged lease annually or more frequently if events or circumstances indicate that a change in timing has occurred or is projected to occur. In addition, FSP 13-2 requires that the change in the net investment balance resulting from the recalculation be recognized as a gain or loss from continuing operations in the same line item in which leveraged lease income is recognized in the year in which the assumption is changed. The adoption of FSP 13-2 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2007, the Company adopted SFAS No. 156, Accounting for Servicing of Financial Assets -- an amendment of FASB Statement No. 140 ("SFAS 156"). Among other requirements, SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations. The adoption of SFAS 156 did not have an impact on the Company's consolidated financial statements.

     Effective November 15, 2006, the Company adopted SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108"). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of assessing materiality. SAB 108 requires that registrants quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when relevant quantitative and qualitative factors are considered, is material. SAB 108 permits companies to initially apply its provisions by either restating prior financial statements or recording a cumulative effect adjustment to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings for errors that were previously deemed immaterial but are material under the guidance in SAB 108. The adoption of SAB 108 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2006, the Company adopted prospectively EITF Issue No. 05-7, Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues ("EITF 05-7"). EITF 05-7 provides guidance on whether a modification of conversion options embedded in debt results in an extinguishment of that debt. In certain situations, companies may change the terms of an embedded conversion option as part of a debt modification. The EITF concluded that the change in the fair value of an embedded conversion option upon modification should be included in the analysis of EITF Issue No. 96-19, Debtor's Accounting for a Modification or Exchange of Debt Instruments, to determine whether a modification or extinguishment has occurred and that a change in the fair value of a conversion option should be recognized upon the modification as a discount (or premium) associated with the debt, and an increase (or decrease) in additional paid-in capital. The adoption of EITF 05-7 did not have a material impact on the Company's consolidated financial statements.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Effective January 1, 2006, the Company adopted EITF Issue No. 05-8, Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature ("EITF 05-8"). EITF 05-8 concludes that: (i) the issuance of convertible debt with a beneficial conversion feature results in a basis difference that should be accounted for as a temporary difference; and (ii) the establishment of the deferred tax liability for the basis difference should result in an adjustment to additional paid-in capital. EITF 05-8 was applied retrospectively for all instruments with a beneficial conversion feature accounted for in accordance with EITF Issue No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, and EITF Issue No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments. The adoption of EITF 05-8 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2006, the Company adopted SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"). SFAS 154 requires retrospective application to prior periods' financial statements for a voluntary change in accounting principle unless it is deemed impracticable. It also requires that a change in the method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate rather than a change in accounting principle. The adoption of SFAS 154 did not have a material impact on the Company's consolidated financial statements.

  FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Business Combinations

     In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations -- A Replacement of FASB Statement No. 141 ("SFAS 141(r)") and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements -- An Amendment of ARB No. 51 ("SFAS 160"). In April 2009, the FASB also issued FSP 141(r)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies ("FSP 141(r)-1"). Under these pronouncements:

     - All business combinations (whether full, partial or "step" acquisitions) result in all assets and liabilities of an acquired business being recorded at fair value, with limited exceptions.

     - Acquisition costs are generally expensed as incurred; restructuring costs associated with a business combination are generally expensed as incurred subsequent to the acquisition date.

     - The fair value of the purchase price, including the issuance of equity securities, is determined on the acquisition date.

     - Assets acquired and liabilities assumed in a business combination that arise from contingencies are recognized at fair value if the acquisition-date fair value can be reasonably determined. If the fair value is not estimable, an asset or liability is recorded if existence or incurrence at the acquisition date is probable and its amount is reasonably estimable.

     - Certain acquired contingent liabilities are recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies.

     - Changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally affect income tax expense.

     - Noncontrolling interests (formerly known as "minority interests") are valued at fair value at the acquisition date and are presented as equity rather than liabilities.

     - When control is attained on previously noncontrolling interests, the previously held equity interests are remeasured at fair value and a gain or loss is recognized.

     - Purchases or sales of equity interests that do not result in a change in control are accounted for as equity transactions.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     - When control is lost in a partial disposition, realized gains or losses are recorded on equity ownership sold and the remaining ownership interest is remeasured and holding gains or losses are recognized.

     The pronouncements are effective for fiscal years beginning on or after December 15, 2008 and apply prospectively to business combinations after that date. Presentation and disclosure requirements related to noncontrolling interests must be retrospectively applied. The Company will apply the guidance in SFAS 141(r), and FSP 141(r)-1 prospectively on its accounting for future acquisitions and does not expect the adoption of SFAS 160 to have a material impact on the Company's consolidated financial statements.

     In November 2008, the FASB ratified the consensus on EITF Issue No. 08-6, Equity Method Investment Accounting Considerations ("EITF 08-6"). EITF 08-6 addresses a number of issues associated with the impact that SFAS 141(r) and SFAS 160 might have on the accounting for equity method investments, including how an equity method investment should initially be measured, how it should be tested for impairment, and how changes in classification from equity method to cost method should be treated. EITF 08-6 is effective prospectively for fiscal years beginning on or after December 15, 2008. The Company does not expect the adoption of EITF 08-6 to have a material impact on the Company's consolidated financial statements.

     In November 2008, the FASB ratified the consensus on EITF Issue No. 08-7, Accounting for Defensive Intangible Assets ("EITF 08-7"). EITF 08-7 requires that an acquired defensive intangible asset (i.e., an asset an entity does not intend to actively use, but rather, intends to prevent others from using) be accounted for as a separate unit of accounting at time of acquisition, not combined with the acquirer's existing intangible assets. In addition, the EITF concludes that a defensive intangible asset may not be considered immediately abandoned following its acquisition or have indefinite life. The Company will apply the guidance of EITF 08-7 prospectively to its intangible assets acquired after fiscal years beginning on or after December 15, 2008.

     In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets ("FSP 142-3"). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). This change is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(r) and other GAAP. FSP 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The requirement for determining useful lives and related disclosures will be applied prospectively to intangible assets acquired as of, and subsequent to, the effective date.

  Derivative Financial Instruments

     In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities -- An Amendment of FASB Statement No. 133 ("SFAS 161"). SFAS 161 requires enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company will provide all of the material required disclosures in the appropriate future interim and annual periods.

  Other Pronouncements

     In December 2008, the FASB issued FSP No. FAS 132(r)-1, Employers' Disclosures about Postretirement Benefit Plan Assets ("FSP 132(r)-1"). FSP 132(r)-1 amends SFAS No. 132(r), Employers' Disclosures about Pensions and Other Postretirement Benefits to enhance the transparency surrounding the types of assets and associated risks in an employer's defined benefit pension or other postretirement plan. The FSP requires an employer to disclose information about the valuation of plan assets similar to that required under SFAS 157. FSP 132(r)-1 is effective for fiscal years ending after December 15, 2009. The Company will provide all of the material required disclosures in the appropriate future annual period.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     In September 2008, the FASB ratified the consensus on EITF Issue No. 08-5, Issuer's Accounting for Liabilities Measured at Fair Value with a Third-Party Credit Enhancement ("EITF 08-5"). EITF 08-5 concludes that an issuer of a liability with a third-party credit enhancement should not include the effect of the credit enhancement in the fair value measurement of the liability. In addition, EITF 08-5 requires disclosures about the existence of any third-party credit enhancement related to liabilities that are measured at fair value. EITF 08-5 is effective in the first reporting period beginning after December 15, 2008 and will be applied prospectively, with the effect of initial application included in the change in fair value of the liability in the period of adoption. The Company does not expect the adoption of EITF 08-5 to have a material impact on the Company's consolidated financial statements.

     In February 2008, the FASB issued FSP No. FAS 140-3, Accounting for Transfers of Financial Assets and Repurchase Financing Transactions ("FSP 140-3"). FSP 140-3 provides guidance for evaluating whether to account for a transfer of a financial asset and repurchase financing as a single transaction or as two separate transactions. FSP 140-3 is effective prospectively for financial statements issued for fiscal years beginning after November 15, 2008. The Company does not expect the adoption of FSP 140-3 to have a material impact on its consolidated financial statements.

2.  ACQUISITIONS AND DISPOSITIONS

  DISPOSITION OF REINSURANCE GROUP OF AMERICA, INCORPORATED

     On September 12, 2008, MetLife, Inc. completed a tax-free split-off of its majority-owned subsidiary, Reinsurance Group of America, Incorporated ("RGA"). In connection with this transaction, General American Life Insurance Company ("GALIC") dividended to Metropolitan Life Insurance Company and Metropolitan Life Insurance Company dividended to MetLife, Inc. substantially all of its interests in RGA at a value of $1,318 million. The net book value of RGA at the time of the dividend was $1,716 million. The loss recognized in connection with the dividend was $398 million. Metropolitan Life Insurance Company, through its investment in GALIC, retained 3,000,000 shares of RGA Class A common stock. These shares are marketable equity securities which do not constitute significant continuing involvement in the operations of RGA; accordingly, they have been classified within equity securities in the consolidated financial statements of the Company at a cost basis of $157 million which is equivalent to the net book value of the shares. The carrying value will be adjusted to fair value at each subsequent reporting date. The Company has agreed to dispose of the remaining shares of RGA within the next five years. In connection with the Company's agreement to dispose of the remaining shares, the Company also recognized, in its provision for income tax on continuing operations, a deferred tax liability of $16 million which represents the difference between the book and taxable basis of the remaining investment in RGA.

     The impact of the disposition of the Company's investment in RGA is reflected in the Company's consolidated financial statements as discontinued operations. The disposition of RGA results in the elimination of the Company's Reinsurance segment. The Reinsurance segment was comprised of the results of RGA, which at disposition became discontinued operations of Corporate & Other, and the interest on economic capital, which has been reclassified to the continuing operations of Corporate & Other. See Note 18 for reclassifications related to discontinued operations and Note 17 for segment information.

  OTHER ACQUISITIONS AND DISPOSITIONS

     See Note 15 for information on the contribution from MetLife, Inc. in the form of intangible assets related to VOCRA from a 2008 acquisition by MetLife, Inc.

     On October 20, 2006, MetLife, Inc. sold its subsidiary, Citicorp Life Insurance Company and its subsidiary, First Citicorp Life Insurance Company (collectively, "CLIC") to the Company for $135 million in cash consideration. The net assets of CLIC acquired by the Company were $154 million. The excess of the net assets of CLIC received over the purchase price resulted in an increase of $19 million in additional paid-in capital. In connection

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


with the sale and merger of CLIC with and into Metropolitan Life Insurance Company, MetLife, Inc. contributed $17 million to the Company. See Note 15.

     On September 30, 2006, the Company acquired MetLife Retirement Services LLC (formerly, CitiStreet Retirement Services LLC), and its subsidiaries from an affiliate, Metropolitan Tower Life Insurance Company ("MTL") for approximately $58 million in cash consideration settled in the fourth quarter of 2006. The assets acquired are principally comprised of $52 million related to the VOCRA. Further information on VOCRA is described in Note 7.

     On July 1, 2005, MetLife, Inc. completed the acquisition of The Travelers Insurance Company, excluding certain assets, most significantly, Primerica, from Citigroup Inc. ("Citigroup"), and substantially all of Citigroup's international insurance business (collectively, "Travelers"). On September 30, 2006, the Company received a capital contribution, as described in Note 15, from MetLife, Inc. of $377 million in the form of intangible assets related to the VODA of $389 million, net of deferred income tax of $12 million, for which the Company receives the benefit. The VODA originated through MetLife, Inc.'s acquisition of Travelers and was transferred at its amortized cost basis. Further information on VODA is described in Note 7.

     See Note 18 for information on the disposition of SSRM Holdings, Inc ("SSRM").

3.  INVESTMENTS

  FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized gain and loss, estimated fair value of the Company's fixed maturity and equity securities, and the percentage that each sector represents by the respective total holdings at:

                                                      DECEMBER 31, 2008
                                      -------------------------------------------------
                                       COST OR    GROSS UNREALIZED
                                      AMORTIZED   ----------------    ESTIMATED    % OF
                                         COST      GAIN      LOSS    FAIR VALUE   TOTAL
                                      ---------   ------   -------   ----------   -----
                                                        (IN MILLIONS)
U.S. corporate securities...........   $ 49,334   $  770   $ 6,352    $ 43,752     35.8%
Residential mortgage-backed
  securities........................     25,659      539     3,145      23,053     18.9
Foreign corporate securities........     23,898      435     4,109      20,224     16.5
U.S. Treasury/agency securities.....     12,884    3,052        --      15,936     13.0
Commercial mortgage-backed
  securities........................     11,502       11     2,436       9,077      7.4
Asset-backed securities.............      8,490       14     2,193       6,311      5.2
Foreign government securities.......      2,436      464       125       2,775      2.3
State and political subdivision
  securities........................      1,225       31       155       1,101      0.9
Other fixed maturity securities.....         --       --        --          --       --
                                       --------   ------   -------    --------    -----
  Total fixed maturity securities
     (1), (2).......................   $135,428   $5,316   $18,515    $122,229    100.0%
                                       ========   ======   =======    ========    =====
Common stock........................   $  1,358   $   29   $    96    $  1,291     56.2%
Non-redeemable preferred stock (1)..      1,573        1       567       1,007     43.8
                                       --------   ------   -------    --------    -----
  Total equity securities...........   $  2,931   $   30   $   663    $  2,298    100.0%
                                       ========   ======   =======    ========    =====


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                       DECEMBER 31, 2007
                                       ------------------------------------------------
                                                        GROSS
                                        COST OR       UNREALIZED
                                       AMORTIZED   ---------------    ESTIMATED    % OF
                                          COST      GAIN     LOSS    FAIR VALUE   TOTAL
                                       ---------   ------   ------   ----------   -----
                                                         (IN MILLIONS)
U.S. corporate securities............   $ 50,087   $1,488   $1,195    $ 50,380     33.1%
Residential mortgage-backed
  securities.........................     35,773      444      237      35,980     23.6
Foreign corporate securities.........     24,663    1,414      454      25,623     16.8
U.S. Treasury/agency securities......     14,271    1,296        1      15,566     10.2
Commercial mortgage-backed
  securities.........................     12,481      204      100      12,585      8.3
Asset-backed securities..............      7,034       32      309       6,757      4.5
Foreign government securities........      3,855      850       18       4,687      3.1
State and political subdivision
  securities.........................        467       13        9         471      0.3
Other fixed maturity securities......        234       12       29         217      0.1
                                        --------   ------   ------    --------    -----
  Total fixed maturity securities
     (1), (2)........................   $148,865   $5,753   $2,352    $152,266    100.0%
                                        ========   ======   ======    ========    =====
Common stock.........................   $  1,988   $  540   $   93    $  2,435     58.4%
Non-redeemable preferred stock (1)...      1,909       33      210       1,732     41.6
                                        --------   ------   ------    --------    -----
  Total equity securities............   $  3,897   $  573   $  303    $  4,167    100.0%
                                        ========   ======   ======    ========    =====



--------

   (1) The Company classifies perpetual securities that have attributes of both debt and equity as fixed maturity securities if the security has a punitive interest rate step-up feature as it believes in most instances this feature will compel the issuer to redeem the security at the specified call date. Perpetual securities that do not have a punitive interest rate step-up feature are classified as non-redeemable preferred stock. Many of such securities have been issued by non-U.S. financial institutions that are accorded Tier 1 and Upper Tier 2 capital treatment by their respective regulatory bodies and are commonly referred to as "perpetual hybrid securities." Perpetual hybrid securities classified as non-redeemable preferred stock held by the Company at December 31, 2008 and 2007 had an estimated fair value of $885 million and $1,412 million, respectively. In addition, the Company held $122 million and $320 million at estimated fair value, respectively, at December 31, 2008 and 2007 of other perpetual hybrid securities, primarily U.S. financial institutions, also included in non-redeemable preferred stock. Perpetual hybrid securities held by the Company and included within fixed maturity securities (primarily within foreign corporate securities) at December 31, 2008 and 2007 had an estimated fair value of $1,426 million and $2,769 million, respectively. In addition, the Company held $7 million and $20 million at estimated fair value, respectively, at December 31, 2008 and 2007 of other perpetual hybrid securities, primarily U.S. financial institutions, included in fixed maturity securities.

   (2) At December 31, 2008 and 2007 the Company also held $1,495 million and $2,557 million at estimated fair value, respectively, of redeemable preferred stock which have stated maturity dates which are included within fixed maturity securities. These securities are primarily issued by U.S. financial institutions, have cumulative interest deferral features and are commonly referred to as "capital securities" within U.S. corporate securities.

     The Company held foreign currency derivatives with notional amounts of $7.3 billion and $7.8 billion to hedge the exchange rate risk associated with foreign denominated fixed maturity securities at December 31, 2008 and 2007, respectively.

     Below Investment Grade or Non Rated Fixed Maturity Securities. The Company held fixed maturity securities at estimated fair values that were below investment grade or not rated by an independent rating agency

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


that totaled $8.4 billion and $11.6 billion at December 31, 2008 and 2007, respectively. These securities had net unrealized gains (losses) of ($3,275) million and $94 million at December 31, 2008 and 2007, respectively.

     Non-Income Producing Fixed Maturity Securities. Non-income producing fixed maturity securities at estimated fair value were $59 million and $12 million at December 31, 2008 and 2007, respectively. Net unrealized gains (losses) associated with non-income producing fixed maturity securities were ($17) million and $11 million at December 31, 2008 and 2007, respectively.

     Fixed Maturity Securities Credit Enhanced by Financial Guarantee
Insurers. At December 31, 2008, $2,438 million of the estimated fair value of the Company's fixed maturity securities were credit enhanced by financial guarantee insurers of which $1,463 million, $515 million, $426 million and $34 million are included within U.S. corporate securities, asset-backed securities, state and political subdivision securities, and residential mortgage-backed securities, respectively, and 11% and 74% were guaranteed by financial guarantee insurers who were Aa and Baa rated, respectively. Approximately, 68% of the asset-backed securities that are credit enhanced by financial guarantee insurers are asset-backed securities which are backed by sub-prime mortgage loans.

     Concentrations of Credit Risk (Fixed Maturity Securities). The following section contains a summary of the concentrations of credit risk related to fixed maturity securities holdings.

     The Company is not exposed to any concentrations of credit risk of any single issuer greater than 10% of the Company's stockholder's equity, other than securities of the U.S. government and certain U.S. government agencies. At December 31, 2008 and 2007, the Company's holdings in U.S. Treasury and agency fixed maturity securities at estimated fair value were $15.9 billion and $15.6 billion, respectively. As shown in the sector table above, at December 31, 2008, the Company's three largest exposures in its fixed maturity security portfolio were U.S. corporate fixed maturity securities (35.8%), residential mortgage-backed securities (18.9%), and foreign corporate securities (16.5%); and at December 31, 2007, were U.S. corporate fixed maturity securities (33.1%), residential mortgage-backed securities (23.6%), and foreign corporate securities (16.8%).

     Concentrations of Credit Risk (Fixed Maturity Securities) -- U.S. and Foreign Corporate Securities. At December 31, 2008 and 2007, the Company's holdings in U.S. corporate and foreign corporate fixed maturity securities at estimated fair value were $64.0 billion and $76.0 billion, respectively. The Company maintains a diversified portfolio of corporate securities across industries and issuers. The portfolio does not have exposure to any single issuer in excess of 1% of total invested assets. The exposure to the largest single issuer of corporate fixed maturity securities held at December 31, 2008 and 2007 was $992 million and $830 million, respectively. At December 31, 2008 and 2007, the Company's combined holdings in the ten issuers to which it had the greatest exposure totaled $6.2 billion and $5.5 billion, respectively, the total of these ten issuers being less than 3% of the

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


Company's total invested assets at such dates. The table below shows the major industry types that comprise the corporate fixed maturity holdings at:

                                                            DECEMBER 31,
                                              ---------------------------------------
                                                     2008                 2007
                                              ------------------   ------------------
                                               ESTIMATED    % OF    ESTIMATED    % OF
                                              FAIR VALUE   TOTAL   FAIR VALUE   TOTAL
                                              ----------   -----   ----------   -----
                                                           (IN MILLIONS)
Foreign (1).................................    $20,224     31.6%    $25,623     33.7%
Industrial..................................     10,240     16.0      11,782     15.5
Finance.....................................      9,660     15.1      13,034     17.2
Consumer....................................      9,120     14.3      10,779     14.2
Utility.....................................      8,798     13.8       9,123     12.0
Communications..............................      3,810      5.9       5,121      6.7
Other.......................................      2,124      3.3         541      0.7
                                                -------    -----     -------    -----
  Total.....................................    $63,976    100.0%    $76,003    100.0%
                                                =======    =====     =======    =====



--------

   (1) Includes U.S. dollar-denominated debt obligations of foreign obligors, and other fixed maturity foreign investments.

     Concentrations of Credit Risk (Fixed Maturity Securities) -- Residential Mortgage-Backed Securities. The Company's residential mortgage-backed securities consist of the following holdings at:

                                                            DECEMBER 31,
                                              ---------------------------------------
                                                     2008                 2007
                                              ------------------   ------------------
                                               ESTIMATED    % OF    ESTIMATED    % OF
                                              FAIR VALUE   TOTAL   FAIR VALUE   TOTAL
                                              ----------   -----   ----------   -----
                                                           (IN MILLIONS)
Residential mortgage-backed securities:
  Collateralized mortgage obligations.......    $17,343     75.2%    $24,187     67.2%
  Pass-through securities...................      5,710     24.8      11,793     32.8
                                                -------    -----     -------    -----
Total residential mortgage-backed
  securities................................    $23,053    100.0%    $35,980    100.0%
                                                =======    =====     =======    =====



     Collateralized mortgage obligations are a type of mortgage-backed security that creates separate pools or tranches of pass-through cash flows for different classes of bondholders with varying maturities. Pass-through mortgage-backed securities are a type of asset-backed security that is secured by a mortgage or collection of mortgages. The monthly mortgage payments from homeowners pass from the originating bank through an intermediary, such as a government agency or investment bank, which collects the payments, and for fee, remits or passes these payments through to the holders of the pass-through securities.

     At December 31, 2008, the exposures in the Company's residential mortgage-backed securities portfolio consist of agency, prime, and alternative residential mortgage loans ("Alt-A") securities of 66%, 24%, and 10% of the total holdings, respectively. At December 31, 2008 and 2007, $21.3 billion and $35.8 billion, respectively, or 93% and 99% respectively of the residential mortgage-backed securities were rated Aaa/AAA by Moody's Investors Service ("Moody's"), S&P, or Fitch Ratings ("Fitch"). The majority of the agency residential mortgage-backed securities are guaranteed or otherwise supported by the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation or the Government National Mortgage Association. Prime residential mortgage lending includes the origination of residential mortgage loans to the most credit-worthy customers with high quality credit profiles. Alt-A residential mortgage loans are a classification of mortgage loans where the risk profile of the

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


borrower falls between prime and sub-prime. At December 31, 2008 and 2007, the Company's Alt-A residential mortgage-backed securities exposure was $2.3 billion and $4.2 billion, respectively, with an unrealized loss of $1,315 million and $91 million, respectively. At December 31, 2008 and 2007, $1.5 billion and $4.2 billion, respectively, or 64% and 100%, respectively, of the Company's Alt-A residential mortgage-backed securities were rated Aa/AA or better by Moody's, S&P or Fitch. In December 2008, certain Alt-A residential mortgage-backed securities experienced ratings downgrades from investment grade to below investment grade, contributing to the decrease year over year cited above in those securities rated Aa/AA or better. At December 31, 2008 the Company's Alt-A holdings are distributed as follows: 24% 2007 vintage year, 26% 2006 vintage year; and 50% in the 2005 and prior vintage years. In January 2009, Moody's revised its loss projections for Alt-A residential mortgage-backed securities, and the Company anticipates that Moody's will be downgrading virtually all 2006 and 2007 vintage year Alt-A securities to below investment grade, which will increase the percentage of the Company's Alt-A residential mortgage-backed securities portfolio that will be rated below investment grade. Vintage year refers to the year of origination and not to the year of purchase.

     Concentrations of Credit Risk (Fixed Maturity Securities) -- Commercial Mortgage-Backed Securities. At December 31, 2008 and 2007, the Company's holdings in commercial mortgage-backed securities was $9.1 billion and $12.6 billion, respectively, at estimated fair value. At December 31, 2008 and 2007, $8.5 billion and $11.1 billion, respectively, of the estimated fair value, or 94% and 88%, respectively, of the commercial mortgage-backed securities were rated Aaa/AAA by Moody's, S&P, or Fitch. At December 31, 2008, the rating distribution of the Company's commercial mortgage-backed securities holdings was as follows: 94% Aaa, 4% Aa, 1% A, and 1% Baa. At December 31, 2008, 83% of the holdings are in the 2005 and prior vintage years. At December 31, 2008, the Company had no exposure to CMBX securities and its holdings of commercial real estate collateralized debt obligations securities was $46 million at estimated fair value.

     Concentrations of Credit Risk (Fixed Maturity Securities) -- Asset-Backed Securities. At December 31, 2008 and 2007, the Company's holdings in asset-backed securities was $6.3 billion and $6.8 billion, respectively, at estimated fair value. The Company's asset-backed securities are diversified both by sector and by issuer. At December 31, 2008 and 2007, $4.8 billion and $3.8 billion, respectively, or 76% and 56%, respectively, of total asset-backed securities were rated Aaa/AAA by Moody's, S&P or Fitch. At December 31, 2008, the largest exposures in the Company's asset-backed securities portfolio were credit card receivables, residential mortgage-backed securities backed by sub-prime mortgage loans, automobile receivables and student loan receivables of 47%, 12%, 11% and 10% of the total holdings, respectively. Sub-prime mortgage lending is the origination of residential mortgage loans to customers with weak credit profiles. At December 31, 2008 and 2007, the Company had exposure to fixed maturity securities backed by sub-prime mortgage loans with estimated fair values of $0.7 billion and $1.2 billion, respectively, and unrealized losses of $457 million and $119 million, respectively. At December 31, 2008, 49% of the asset-backed securities backed by sub-prime mortgage loans have been guaranteed by financial guarantee insurers, of which 21% and 34% were guaranteed by financial guarantee insurers who were Aa and Baa rated, respectively.

     Concentrations of Credit Risk (Equity Securities). The Company is not exposed to any concentrations of credit risk of any single issuer greater than 10% of the Company's stockholder's equity in its equity securities holdings.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date (excluding scheduled sinking funds), are as follows:

                                                            DECEMBER 31,
                                          -----------------------------------------------
                                                   2008                     2007
                                          ----------------------   ----------------------
                                          AMORTIZED    ESTIMATED   AMORTIZED    ESTIMATED
                                             COST     FAIR VALUE      COST     FAIR VALUE
                                          ---------   ----------   ---------   ----------
                                                           (IN MILLIONS)
Due in one year or less.................   $  3,491    $  3,500     $  2,629    $  2,726
Due after one year through five years...     21,495      19,741       26,725      27,473
Due after five years through ten years..     27,411      24,402       24,349      24,739
Due after ten years.....................     37,380      36,145       39,874      42,006
                                           --------    --------     --------    --------
  Subtotal..............................     89,777      83,788       93,577      96,944
Mortgage-backed and asset-backed
  securities............................     45,651      38,441       55,288      55,322
                                           --------    --------     --------    --------
  Total fixed maturity securities.......   $135,428    $122,229     $148,865    $152,266
                                           ========    ========     ========    ========



     Fixed maturity securities not due at a single maturity date have been included in the above table in the year of final contractual maturity. Actual maturities may differ from contractual maturities due to the exercise of prepayment options.

  NET UNREALIZED INVESTMENT GAINS (LOSSES)

     The components of net unrealized investment gains (losses), included in accumulated other comprehensive income (loss), are as follows:

                                                     YEARS ENDED DECEMBER 31,
                                                   ----------------------------
                                                     2008       2007      2006
                                                   --------   -------   -------
                                                           (IN MILLIONS)
Fixed maturity securities........................  $(13,199)  $ 3,885   $ 4,685
Equity securities................................      (633)      251       483
Derivatives......................................        14      (358)     (238)
Minority interest................................        --      (150)     (159)
Other............................................        56       (22)       --
                                                   --------   -------   -------
  Subtotal.......................................   (13,762)    3,606     4,771
                                                   --------   -------   -------
Amounts allocated from:
  Insurance liability loss recognition...........        (1)     (366)     (806)
  DAC and VOBA...................................     2,000      (420)     (239)
  Policyholder dividend obligation...............        --      (789)   (1,062)
                                                   --------   -------   -------
     Subtotal....................................     1,999    (1,575)   (2,107)
                                                   --------   -------   -------
Deferred income tax..............................     4,062      (689)     (968)
                                                   --------   -------   -------
  Subtotal.......................................     6,061    (2,264)   (3,075)
                                                   --------   -------   -------
Net unrealized investment gains (losses).........  $ (7,701)  $ 1,342   $ 1,696
                                                   ========   =======   =======


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The changes in net unrealized investment gains (losses) are as follows:

                                                YEARS ENDED DECEMBER 31,
                                             ------------------------------
                                               2008       2007       2006
                                             --------   --------   --------
                                                      (IN MILLIONS)
Balance, at January 1,.....................  $  1,342    $ 1,696    $1,809
Unrealized investment gains (losses) during
  the year.................................   (17,455)    (1,165)     (966)
Unrealized investment losses of subsidiary
  at the date of dividend of interests.....        87         --        --
Unrealized investment gains (losses)
  relating to:
  Insurance liability gain (loss)
     recognition...........................       365        440       453
  DAC and VOBA.............................     2,438       (181)      (91)
  DAC and VOBA of subsidiary at date of
     dividend of interests.................       (18)        --        --
  Policyholder dividend obligation.........       789        273       430
  Deferred income tax......................     4,797        279        61
  Deferred income tax of subsidiary at date
     of dividend of interests..............       (46)        --        --
                                             --- ----    -------    ------
Balance, at December 31,...................  $ (7,701)   $ 1,342    $1,696
                                             === ====    =======    ======
Change in net unrealized investment gains
  (losses).................................  $ (9,043)   $  (354)   $ (113)
                                             === ====    =======    ======


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the estimated fair value and gross unrealized loss of the Company's fixed maturity (aggregated by sector) and equity securities in an unrealized loss position, aggregated by length of time that the securities have been in a continuous unrealized loss position at:

                                                                     DECEMBER 31, 2008
                                   -------------------------------------------------------------------------------------
                                                                  EQUAL TO OR GREATER THAN
                                       LESS THAN 12 MONTHS               12 MONTHS                      TOTAL
                                   ---------------------------  ---------------------------  ---------------------------
                                    ESTIMATED       GROSS        ESTIMATED       GROSS        ESTIMATED       GROSS
                                   FAIR VALUE  UNREALIZED LOSS  FAIR VALUE  UNREALIZED LOSS  FAIR VALUE  UNREALIZED LOSS
                                   ----------  ---------------  ----------  ---------------  ----------  ---------------
                                                         (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate securities........    $20,927        $2,988        $11,002        $3,364        $31,929       $ 6,352
Residential mortgage-backed
  securities.....................      6,833         1,958          2,561         1,187          9,394         3,145
Foreign corporate securities.....     10,899         2,370          4,421         1,739         15,320         4,109
U.S. Treasury/agency securities..         34            --             --            --             34            --
Commercial mortgage-backed
  securities.....................      6,828         1,250          2,112         1,186          8,940         2,436
Asset-backed securities..........      3,708           717          2,418         1,476          6,126         2,193
Foreign government securities....        555            86            128            39            683           125
State and political subdivision
  securities.....................        586           117            106            38            692           155
Other fixed maturity securities..         --            --             --            --             --            --
                                     -------        ------        -------        ------        -------       -------
  Total fixed maturity
     securities..................    $50,370        $9,486        $22,748        $9,029        $73,118       $18,515
                                     =======        ======        =======        ======        =======       =======
Equity securities................    $   505        $  199        $   694        $  464        $ 1,199       $   663
                                     =======        ======        =======        ======        =======       =======
Total number of securities in an
  unrealized loss position.......      4,556                        2,038
                                     =======                      =======




                                                                     DECEMBER 31, 2007
                                   -------------------------------------------------------------------------------------
                                                                  EQUAL TO OR GREATER THAN
                                       LESS THAN 12 MONTHS               12 MONTHS                      TOTAL
                                   ---------------------------  ---------------------------  ---------------------------
                                    ESTIMATED       GROSS        ESTIMATED       GROSS        ESTIMATED       GROSS
                                   FAIR VALUE  UNREALIZED LOSS  FAIR VALUE  UNREALIZED LOSS  FAIR VALUE  UNREALIZED LOSS
                                   ----------  ---------------  ----------  ---------------  ----------  ---------------
                                                         (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate securities........    $16,906        $  834        $ 5,621         $361         $22,527        $1,195
Residential mortgage-backed
  securities.....................      9,116           174          3,730           63          12,846           237
Foreign corporate securities.....      6,594           286          3,119          168           9,713           454
U.S. Treasury/agency securities..        124             1            279           --             403             1
Commercial mortgage-backed
  securities.....................      1,613            54          2,200           46           3,813           100
Asset-backed securities..........      4,584           242            740           67           5,324           309
Foreign government securities....        357            13            136            5             493            18
State and political subdivision
  securities.....................        128             6             66            3             194             9
Other fixed maturity securities..         74            29             --           --              74            29
                                     -------        ------        -------         ----         -------        ------
  Total fixed maturity
     securities..................    $39,496        $1,639        $15,891         $713         $55,387        $2,352
                                     =======        ======        =======         ====         =======        ======
Equity securities................    $ 1,778        $  264        $   281         $ 39         $ 2,059        $  303
                                     =======        ======        =======         ====         =======        ======
Total number of securities in an
  unrealized loss position.......      2,767                        2,468
                                     =======                      =======


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  AGING OF GROSS UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized loss and number of securities for fixed maturity and equity securities, where the estimated fair value had declined and remained below cost or amortized cost by less than 20%, or 20% or more at:

                                                                DECEMBER 31, 2008
                                         --------------------------------------------------------------
                                               COST OR                GROSS               NUMBER OF
                                            AMORTIZED COST       UNREALIZED LOSS         SECURITIES
                                         -------------------   -------------------   ------------------
                                         LESS THAN    20% OR   LESS THAN    20% OR   LESS THAN   20% OR
                                            20%        MORE       20%        MORE       20%       MORE
                                         ---------   -------   ---------   -------   ---------   ------
                                                   (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
FIXED MATURITY SECURITIES:
Less than six months..................    $22,435    $31,160     $1,677    $11,043     1,894      1,902
Six months or greater but less than
  nine months.........................      9,681      1,325        941        676       656         97
Nine months or greater but less than
  twelve months.......................     10,482      2,119      1,185      1,165       507        122
Twelve months or greater..............     14,076        355      1,598        230       915         37
                                          -------    -------     ------    -------
  Total...............................    $56,674    $34,959     $5,401    $13,114
                                          =======    =======     ======    =======
EQUITY SECURITIES:
Less than six months..................    $   329    $   757     $   49    $   336       229        410
Six months or greater but less than
  nine months.........................         15        301          2        146         5         22
Nine months or greater but less than
  twelve months.......................          2        340         --        125         1         14
Twelve months or greater..............        118         --          5         --        11         --
                                          -------    -------     ------    -------
  Total...............................    $   464    $ 1,398     $   56    $   607
                                          =======    =======     ======    =======


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                DECEMBER 31, 2007
                                          ------------------------------------------------------------
                                                COST OR               GROSS              NUMBER OF
                                            AMORTIZED COST       UNREALIZED LOSS        SECURITIES
                                          ------------------   ------------------   ------------------
                                          LESS THAN   20% OR   LESS THAN   20% OR   LESS THAN   20% OR
                                             20%       MORE       20%       MORE       20%       MORE
                                          ---------   ------   ---------   ------   ---------   ------
                                                   (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
FIXED MATURITY SECURITIES:
Less than six months...................    $26,208     $819      $  760     $232      1,865        80
Six months or greater but less than
  nine months..........................      8,522        6         397        1        573         3
Nine months or greater but less than
  twelve months........................      5,925       --         344       --        432        --
Twelve months or greater...............     16,249       10         614        4      1,236         6
                                           -------     ----      ------     ----
  Total................................    $56,904     $835      $2,115     $237
                                           =======     ====      ======     ====
EQUITY SECURITIES:
Less than six months...................    $ 1,121     $296      $   96     $ 97        963       394
Six months or greater but less than
  nine months..........................        324       --          37       --        144        --
Nine months or greater but less than
  twelve months........................        353       --          44       --         58         1
Twelve months or greater...............        268       --          29       --         74        --
                                           -------     ----      ------     ----
  Total................................    $ 2,066     $296      $  206     $ 97
                                           =======     ====      ======     ====



     As described more fully in Note 1, the Company performs a regular evaluation, on a security-by-security basis, of its investment holdings in accordance with its impairment policy in order to evaluate whether such securities are other-than-temporarily impaired. One of the criteria which the Company considers in its other-than-temporary impairment analysis is its intent and ability to hold securities for a period of time sufficient to allow for the recovery of their value to an amount equal to or greater than cost or amortized cost. The Company's intent and ability to hold securities considers broad portfolio management objectives such as asset/liability duration management, issuer and industry segment exposures, interest rate views and the overall total return focus. In following these portfolio management objectives, changes in facts and circumstances that were present in past reporting periods may trigger a decision to sell securities that were held in prior reporting periods. Decisions to sell are based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives including liquidity needs or duration targets on asset/liability managed portfolios. The Company attempts to anticipate these types of changes and if a sale decision has been made on an impaired security and that security is not expected to recover prior to the expected time of sale, the security will be deemed other-than-temporarily impaired in the period that the sale decision was made and an other-than-temporary impairment loss will be recognized.

     At December 31, 2008 and 2007, $5.4 billion and $2.1 billion, respectively, of unrealized losses related to fixed maturity securities with an unrealized loss position of less than 20% of cost or amortized cost, which represented 10% and 4%, respectively, of the cost or amortized cost of such securities. At December 31, 2008 and 2007, $56 million and $206 million, respectively, of unrealized losses related to equity securities with an unrealized loss position of less than 20% of cost, which represented 12% and 10%, respectively, of the cost of such securities.

     At December 31, 2008, $13.1 billion and $607 million of unrealized losses related to fixed maturity securities and equity securities, respectively, with an unrealized loss position of 20% or more of cost or amortized cost, which represented 38% and 43% of the cost or amortized cost of such fixed maturity securities and equity securities, respectively. Of such unrealized losses of $13.1 billion and $607 million, $11.0 billion and $336 million related to fixed maturity securities and equity securities, respectively, that were in an unrealized loss position for a period of less than six months. At December 31, 2007, $237 million and $97 million of unrealized losses related to fixed

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


maturity securities and equity securities, respectively, with an unrealized loss position of 20% or more of cost or amortized cost, which represented 28% and 33% of the cost or amortized cost of such fixed maturity securities and equity securities, respectively. Of such unrealized losses of $237 million and $97 million, $232 million and $97 million related to fixed maturity securities and equity securities, respectively, that were in an unrealized loss position for a period of less than six months.

     The Company held 440 fixed maturity securities and 28 equity securities, each with a gross unrealized loss at December 31, 2008 of greater than $10 million. These 440 fixed maturity securities represented 46% or $8.6 billion in the aggregate, of the gross unrealized loss on fixed maturity securities. These 28 equity securities represented 73% or $484 million in the aggregate, of the gross unrealized loss on equity securities. The Company held 13 fixed maturity securities and three equity securities, each with a gross unrealized loss at December 31, 2007 of greater than $10 million. These 13 fixed maturity securities represented 8% or $180 million in the aggregate, of the gross unrealized loss on fixed maturity securities. These three equity securities represented 15% or $44 million in the aggregate, of the gross unrealized loss on equity securities. The fixed maturity and equity securities, each with a gross unrealized loss greater than $10 million increased $8.8 billion during the year ended December 31, 2008. These securities were included in the regular evaluation of whether such securities are other-than-temporarily impaired. Based upon the Company's current evaluation of these securities in accordance with its impairment policy, the cause of the decline being primarily attributable to a rise in market yields caused principally by an extensive widening of credit spreads which resulted from a lack of market liquidity and a short-term market dislocation versus a long-term deterioration in credit quality, and the Company's current intent and ability to hold the fixed maturity and equity securities with unrealized losses for a period of time sufficient for them to recover, the Company has concluded that these securities are not other-than-temporarily impaired.

     In the Company's impairment review process, the duration of, and severity of, an unrealized loss position, such as unrealized losses of 20% or more for equity securities, which was $607 million and $97 million at December 31, 2008 and 2007, respectively, is given greater weight and consideration, than for fixed maturity securities. An extended and severe unrealized loss position on a fixed maturity security may not have any impact on the ability of the issuer to service all scheduled interest and principal payments and the Company's evaluation of recoverability of all contractual cash flows, as well as the Company's ability and intent to hold the security, including holding the security until the earlier of a recovery in value, or until maturity. In contrast, for an equity security, greater weight and consideration is given by the Company to a decline in market value and the likelihood such market value decline will recover.

     Equity securities with an unrealized loss of 20% or more for six months or greater was $271 million at December 31, 2008, of which $269 million of the unrealized losses, or 99%, are for investment grade non-redeemable preferred securities. Of the $269 million of unrealized losses for investment grade non-redeemable preferred securities, $264 million of the unrealized losses, or 98%, was comprised of unrealized losses on investment grade financial services industry non-redeemable preferred securities, of which 86% are rated A or higher.

     Equity securities with an unrealized loss of 20% or more for less than six months was $336 million at December 31, 2008 of which $278 million of the unrealized losses, or 83%, are for non-redeemable preferred securities, of which $274 million, of the unrealized losses, or 99% are for investment grade non-redeemable preferred securities. All of the $274 million of unrealized losses for investment grade non-redeemable preferred securities are for financial services industry non-redeemable preferred securities, of which 87% are rated A or higher.

     There were no equity securities with an unrealized loss of 20% or more for twelve months or greater.

     In connection with the equity securities impairment review process during 2008, the Company evaluated its holdings in non-redeemable preferred securities, particularly those of financial services industry companies. The Company considered several factors including whether there has been any deterioration in credit of the issuer and the likelihood of recovery in value of non-redeemable preferred securities with a severe or an extended unrealized

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


loss. With respect to common stock holdings, the Company considered the duration and severity of the securities in an unrealized loss position of 20% or more; and the duration of securities in an unrealized loss position of 20% or less with in an extended unrealized loss position (i.e., 12 months or more).

     At December 31, 2008, there are $607 million of equity securities with an unrealized loss of 20% or more, of which $547 million of the unrealized losses, or 90%, were for non-redeemable preferred securities. Through December 31, 2008, $543 million of the unrealized losses of 20% or more, or 99%, of the non-redeemable preferred securities were investment grade securities, of which, $538 million of the unrealized losses of 20% or more, or 99%, are investment grade financial services industry non-redeemable preferred securities; and all non-redeemable preferred securities with unrealized losses of 20% or more, regardless of rating, have not deferred any dividend payments.

     Also, the Company believes the unrealized loss position is not necessarily predictive of the ultimate performance of these securities, and with respect to fixed maturity securities, it has the ability and intent to hold until the earlier of the recovery in value, or until maturity, and with respect to equity securities, it has the ability and intent to hold until the recovery in value. Future other-than-temporary impairments will depend primarily on economic fundamentals, issuer performance, changes in collateral valuation, changes in interest rates, and changes in credit spreads. If economic fundamentals and other of the above factors continue to deteriorate, additional other-than-temporary impairments may be incurred in upcoming quarters.

     At December 31, 2008 and 2007, the Company's gross unrealized losses related to its fixed maturity and equity securities of $19.2 billion and $2.7 billion, respectively, were concentrated, calculated as a percentage of gross unrealized loss, as follows:

                                                                DECEMBER 31,
                                                               -------------
                                                               2008     2007
                                                               ----     ----
SECTOR:
  U.S. corporate securities..................................    33%      45%
  Foreign corporate securities...............................    21       17
  Residential mortgage-backed securities.....................    16        9
  Commercial mortgage-backed securities......................    13        4
  Asset-backed securities....................................    11       12
  Other......................................................     6       13
                                                                ---      ---
     Total...................................................   100%     100%
                                                                ===      ===
INDUSTRY:
  Mortgage-backed............................................    29%      13%
  Finance....................................................    24       34
  Consumer...................................................    12        3
  Asset-backed...............................................    11       12
  Utility....................................................    10        9
  Communication..............................................     5        1
  Industrial.................................................     4       20
  Other......................................................     5        8
                                                                ---      ---
     Total...................................................   100%     100%
                                                                ===      ===


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  NET INVESTMENT GAINS (LOSSES)

     The components of net investment gains (losses) are as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                    ---------------------------
                                                      2008      2007      2006
                                                    -------   -------   -------
                                                           (IN MILLIONS)
Fixed maturity securities.........................  $(1,062)   $(284)    $(575)
Equity securities.................................      (90)     133        67
Mortgage and consumer loans.......................      (88)       4       (16)
Real estate and real estate joint ventures........      (18)      45        38
Other limited partnership interests...............     (131)      35         2
Freestanding derivatives..........................    3,257     (526)     (470)
Embedded derivatives..............................    1,744       15         5
Other.............................................     (140)     291       115
                                                    -------    -----     -----
  Net investment gains (losses)...................  $ 3,472    $(287)    $(834)
                                                    =======    =====     =====



     See "-- Related Party Investment Transactions" for discussion of affiliated net investment gains (losses) related to internal asset transfers included in other in the table above. See also Note 8 for discussion of affiliated net investment gains (losses) included in embedded derivatives in the table above.

     Proceeds from sales or disposals of fixed maturity and equity securities and the components of fixed maturity and equity securities net investment gains (losses) are as follows:

                              FIXED MATURITY SECURITIES      EQUITY SECURITIES                TOTAL
                             -------------------------- -------------------------- --------------------------
                               2008     2007     2006     2008     2007     2006     2008     2007     2006
                             -------- -------- -------- -------- -------- -------- -------- -------- --------
                                                               (IN MILLIONS)
Proceeds....................  $42,785  $52,377  $55,090  $1,888    $760     $565    $44,673  $53,137  $55,655
                             ======== ======== ======== ======== ======== ======== ======== ======== ========
Gross investment gains......      631      343      250     412     176      107      1,043      519      357
                             -------- -------- -------- -------- -------- -------- -------- -------- --------
Gross investment losses.....     (911)    (589)    (812)   (218)    (27)     (18)    (1,129)    (616)    (830)
                             -------- -------- -------- -------- -------- -------- -------- -------- --------
Writedowns..................
     Credit-related.........     (668)     (38)     (13)    (38)     --       --       (706)     (38)     (13)
     Other than credit-
       related (1)..........     (114)      --       --    (246)    (16)     (22)      (360)     (16)     (22)
                             -------- -------- -------- -------- -------- -------- -------- -------- --------
     Total writedowns.......     (782)     (38)     (13)   (284)    (16)     (22)    (1,066)     (54)     (35)
                             -------- -------- -------- -------- -------- -------- -------- -------- --------
  Net investment gains
     (losses)...............  $(1,062) $  (284) $  (575) $  (90)   $133     $ 67    $(1,152) $  (151) $  (508)
                             ======== ======== ======== ======== ======== ======== ======== ======== ========



--------

   (1) Other-than credit-related writedowns include items such as equity securities where the primary reason for the writedown was the severity and/or the duration of an unrealized loss position and fixed maturity securities where an interest-rate related writedown was taken.

     The Company periodically disposes of fixed maturity and equity securities at a loss. Generally, such losses are insignificant in amount or in relation to the cost basis of the investment, are attributable to declines in fair value occurring in the period of the disposition or are as a result of management's decision to sell securities based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives.

     Losses from fixed maturity and equity securities deemed other-than-temporarily impaired, included within net investment gains (losses), were $1,066 million, $54 million and $35 million for the years ended December 31, 2008, 2007 and 2006, respectively. The substantial increase in 2008 over 2007 was driven by writedowns totaling

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


$579 million of financial services industry securities holdings, comprised of $361 million of fixed maturity securities and $218 million of equity securities.

     Overall, of the $782 million of fixed maturity security writedowns in 2008, $361 million were on financial services industry services holdings; $180 million were on communication and consumer industries holdings; $61 million on asset-backed (substantially all are backed by or exposed to sub-prime mortgage loans); and $180 million in fixed maturity security holdings that the Company either lacked the intent to hold, or due to extensive credit spread widening, the Company was uncertain of its intent to hold these fixed maturity securities for a period of time sufficient to allow for recovery of the market value decline.

     Included within the $284 million of writedowns on equity securities in 2008 are $218 million related to the financial services industry holdings, (of which, $38 million related to the financial services industry non-redeemable preferred securities) and $66 million across several industries including consumer, communications, industrial and utility.

  NET INVESTMENT INCOME

     The components of net investment income are as follows:

                                                     YEARS ENDED DECEMBER 31,
                                                   ---------------------------
                                                     2008      2007      2006
                                                   -------   -------   -------
                                                          (IN MILLIONS)
Fixed maturity securities........................  $ 8,830   $ 9,671   $ 9,115
Equity securities................................      174       169        42
Trading securities...............................      (21)        6        32
Mortgage and consumer loans......................    2,387     2,376     2,272
Policy loans.....................................      475       460       441
Real estate and real estate joint ventures.......      508       813       741
Other limited partnership interests..............      (92)    1,141       705
Cash, cash equivalents and short-term
  investments....................................      134       144       196
Joint venture investments........................       (1)       (6)       (8)
Other............................................      202       182       202
                                                   -------   -------   -------
  Total investment income........................   12,596    14,956    13,738
Less: Investment expenses........................    1,474     2,374     2,220
                                                   -------   -------   -------
  Net investment income..........................  $11,122   $12,582   $11,518
                                                   =======   =======   =======



     Net investment income from other limited partnership interests, including hedge funds, represents distributions from other limited partnership interests accounted for under the cost method and equity in earnings from other limited partnership interests accounted for under the equity method. Overall for 2008, the net amount recognized by the Company was a loss of $92 million resulting principally from losses on equity method investments. Such earnings and losses recognized for other limited partnership interests are impacted by volatility in the equity and credit markets. Net investment income from trading securities includes interest and dividends earned on trading securities in addition to the net realized and unrealized gains (losses) recognized on trading securities and the short sale agreements liabilities. In 2008, unrealized losses recognized on trading securities, due to the volatility in the equity and credit markets, were in excess of interest and dividends earned.

     For the years ended December 31, 2008, 2007 and 2006, affiliated net investment income included in the table above, was $29 million, $21 million and $20 million, respectively, related to fixed maturity securities; and less than $1 million, $12 million and less than $1 million, respectively, related to equity securities. For the years ended

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


December 31, 2008 and 2007, there was no affiliated investment income related to mortgage loans. For the year ended December 31, 2006, affiliated investment income related to mortgage loans was $112 million, which included the prepayment fees discussed below. See "-- Related Party Investment Transactions" for discussion of affiliated net investment income related to short-term investments included in the table above.

     For the years ended December 31, 2008, 2007 and 2006, affiliated administrative service charges were $67 million, $66 million and $52 million, respectively, which reduced investment expense in the table above.

     In the fourth quarter of 2006, MTL sold its Peter Cooper Village and Stuyvesant Town properties for $5.4 billion. Upon the closing of the transaction, MTL repaid the mortgage of $770 million, including accrued interest, held by the Company on these properties and paid a prepayment fee of $68 million which was recognized as affiliated investment income related to mortgage loans included in the table above.

  SECURITIES LENDING

     The Company participates in securities lending programs whereby blocks of securities, which are included in fixed maturity securities and short-term investments are loaned to third parties, primarily major brokerage firms and commercial banks. The Company generally obtains collateral in an amount equal to 102% of the estimated fair value of the securities loaned. Securities with a cost or amortized cost of $13.4 billion and $26.9 billion and an estimated fair value of $14.7 billion and $27.9 billion were on loan under the program at December 31, 2008 and 2007, respectively. Securities loaned under such transactions may be sold or repledged by the transferee. The Company was liable for cash collateral under its control of $15.1 billion and $28.7 billion at December 31, 2008 and 2007, respectively. Of this $15.1 billion of cash collateral at December 31, 2008, $3.5 billion was on open terms, meaning that the related loaned security could be returned to the Company on the next business day requiring return of cash collateral, and $9.4 billion and $2.2 billion, respectively, were due within 30 days and 60 days. Of the $3.4 billion of estimated fair value of the securities related to the cash collateral on open at December 31, 2008, $3.0 billion were U.S. Treasury and agency securities which, if put to the Company, can be immediately sold to satisfy the cash requirements. The remainder of the securities on loan are primarily U.S. Treasury and agency securities, and very liquid residential mortgage-backed securities. The estimated fair value of the reinvestment portfolio acquired with the cash collateral was $13.1 billion at December 31, 2008, and consisted principally of fixed maturity securities (including residential mortgage-backed, asset-backed, U.S. corporate and foreign corporate securities).

     Security collateral of $95 million on deposit from counterparties in connection with the securities lending transactions at December 31, 2008 may not be sold or repledged and is not reflected in the consolidated financial statements. There was no security collateral on deposit from counterparties in connection with the securities lending transactions at December 31, 2007.

  ASSETS ON DEPOSIT, HELD IN TRUST AND PLEDGED AS COLLATERAL

     The Company had investment assets on deposit with regulatory agencies with an estimated fair value of $1.2 billion and $1.7 billion at December 31, 2008 and 2007, respectively, consisting primarily of fixed maturity and equity securities. The Company also held in trust cash and securities, primarily fixed maturity and equity securities with an estimated fair value of $45 million and $74 million at December 31, 2008 and 2007, respectively, to satisfy collateral requirements.

     The Company has pledged fixed maturity securities in support of its funding agreements with the Federal Home Loan Bank of New York ("FHLB of NY") of $17.8 billion and $4.8 billion at December 31, 2008 and 2007, respectively. The Company has also pledged certain agricultural real estate mortgage loans in connection with funding agreements with the Federal Agricultural Mortgage Corporation with a carrying value of $2.9 billion at

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


both December 31, 2008 and 2007. The nature of these Federal Home Loan Bank and Federal Agricultural Mortgage Corporation arrangements are described in Note 7.

     Certain of the Company's invested assets are pledged as collateral for various derivative transactions as described in Note 4. Certain of the Company's trading securities are pledged to secure liabilities associated with short sale agreements in the trading securities portfolio as described in the following section.

  TRADING SECURITIES

     The Company has a trading securities portfolio to support investment strategies that involve the active and frequent purchase and sale of securities, the execution of short sale agreements and asset and liability matching strategies for certain insurance products. Trading securities and short sale agreement liabilities are recorded at estimated fair value with subsequent changes in estimated fair value recognized in net investment income.

     At December 31, 2008 and 2007, trading securities at estimated fair value were $277 million and $457 million, respectively, and liabilities associated with the short sale agreements in the trading securities portfolio, which were included in other liabilities, were $57 million and $107 million, respectively. The Company had pledged $346 million and $407 million of its assets, at estimated fair value, primarily consisting of trading securities, as collateral to secure the liabilities associated with the short sale agreements in the trading securities portfolio at December 31, 2008 and 2007, respectively.

     Interest and dividends earned on trading securities in addition to the net realized and unrealized gains (losses) recognized on the trading securities and the related short sale agreement liabilities included within net investment income totaled ($21) million, $6 million and $32 million for the years ended December 31, 2008, 2007 and 2006, respectively. Included within unrealized gains (losses) on such trading securities and short sale agreement liabilities are changes in estimated fair value of ($17) million, ($4) million and $3 million for the years ended December 31, 2008, 2007 and 2006, respectively.

  MORTGAGE AND CONSUMER LOANS

     Mortgage and consumer loans are categorized as follows:

                                                           DECEMBER 31,
                                              -------------------------------------
                                                     2008                2007
                                              -----------------   -----------------
                                               AMOUNT   PERCENT    AMOUNT   PERCENT
                                              -------   -------   -------   -------
                                                          (IN MILLIONS)
Commercial mortgage loans...................  $31,492     74.3%   $30,313     77.0%
Agricultural mortgage loans.................   10,826     25.7      8,985     22.8
Consumer loans..............................       12       --         63      0.2
                                              -------    -----    -------    -----
  Total.....................................   42,330    100.0%    39,361    100.0%
                                                         =====               =====
Less: Valuation allowances..................      244                 181
                                              -------             -------
  Total mortgage and consumer loans held-
     for-investment.........................   42,086              39,180
Mortgage loans held-for-sale................       19                  --
                                              -------             -------
  Mortgage and consumer loans, net..........  $42,105             $39,180
                                              =======             =======



     At December 31, 2008, mortgage loans held-for-sale include $19 million of commercial and agricultural mortgage loans held-for-sale which are carried at the lower of amortized cost or estimated fair value. At December 31, 2007, there were no mortgage loans held-for-sale.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company diversifies its mortgage loans by both geographic region and property type to reduce risk of concentration. Mortgage loans are collateralized by properties primarily located in the United States. At December 31, 2008, 20%, 7% and 7% of the value of the Company's mortgage and consumer loans were located in California, Texas and Florida, respectively. Generally, the Company, as the lender, only loans up to 75% of the purchase price of the underlying real estate. As shown in the table above, commercial mortgage loans at December 31, 2008 and 2007 were $31,492 million and $30,313 million, respectively, or 74% and 77%, respectively, of total mortgage and consumer loans prior to valuation allowances. Net of valuation allowances commercial mortgage loans were $31,308 million and $30,158 million, respectively, at December 31, 2008 and 2007 and their diversity across geographic regions and property types is shown below at:

                                                 DECEMBER 31,       DECEMBER 31,
                                                     2008               2007
                                               ----------------   ----------------
                                               CARRYING    % OF   CARRYING    % OF
                                                 VALUE    TOTAL     VALUE    TOTAL
                                               --------   -----   --------   -----
                                                          (IN MILLIONS)
REGION
Pacific......................................   $ 7,586    24.3%   $ 7,334    24.3%
South Atlantic...............................     6,984    22.3      6,586    21.8
Middle Atlantic..............................     5,173    16.5      4,336    14.4
International................................     3,247    10.4      3,495    11.6
West South Central...........................     2,739     8.7      2,578     8.5
East North Central...........................     2,381     7.6      2,640     8.8
New England..................................     1,095     3.5      1,022     3.4
Mountain.....................................       920     2.9        873     2.9
West North Central...........................       664     2.1        893     3.0
East South Central...........................       313     1.0        315     1.0
Other........................................       206     0.7         86     0.3
                                                -------   -----    -------   -----
  Total......................................   $31,308   100.0%   $30,158   100.0%
                                                =======   =====    =======   =====
PROPERTY TYPE
Office.......................................   $13,532    43.2%   $13,612    45.1%
Retail.......................................     7,011    22.4      6,537    21.7
Apartments...................................     3,305    10.6      3,476    11.5
Hotel........................................     2,530     8.1      2,614     8.7
Industrial...................................     2,644     8.4      2,354     7.8
Other........................................     2,286     7.3      1,565     5.2
                                                -------   -----    -------   -----
  Total......................................   $31,308   100.0%   $30,158   100.0%
                                                =======   =====    =======   =====



     Certain of the Company's real estate joint ventures have mortgage loans with the Company. The carrying values of such mortgages were $372 million and $373 million at December 31, 2008 and 2007, respectively.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Information regarding loan valuation allowances for mortgage and consumer loans held-for-investment is as follows:

                                                            YEARS ENDED
                                                            DECEMBER 31,
                                                        -------------------
                                                         2008   2007   2006
                                                        -----   ----   ----
                                                           (IN MILLIONS)
Balance at January 1,.................................  $ 181   $160   $149
Additions.............................................    174     70     28
Deductions............................................   (111)   (49)   (17)
                                                        -----   ----   ----
Balance at December 31,...............................  $ 244   $181   $160
                                                        =====   ====   ====



     A portion of the Company's mortgage and consumer loans held-for-investment was impaired and consisted of the following:

                                                              DECEMBER 31,
                                                             -------------
                                                             2008     2007
                                                             ----     ----
                                                             (IN MILLIONS)
Impaired loans with valuation allowances...................  $232     $552
Impaired loans without valuation allowances................    15        8
                                                             ----     ----
  Subtotal.................................................   247      560
Less: Valuation allowances on impaired loans...............    45       67
                                                             ----     ----
  Impaired loans...........................................  $202     $493
                                                             ====     ====



     The average investment in impaired loans was $315 million, $399 million and $145 million for the years ended December 31, 2008, 2007 and 2006, respectively. Interest income on impaired loans was $10 million, $35 million and $1 million for the years ended December 31, 2008, 2007 and 2006, respectively.

     The investment in restructured loans was $1 million and $2 million at December 31, 2008 and 2007, respectively. Interest income recognized on restructured loans was $1 million or less for each of the years ended December 31, 2008, 2007 and 2006. Gross interest income that would have been recorded in accordance with the original terms of such loans also amounted to $1 million or less for each of the years ended December 31, 2008, 2007 and 2006.

     Mortgage and consumer loans with scheduled payments of 90 days or more past due on which interest is still accruing, had an amortized cost of $2 million and $1 million at December 31, 2008 and 2007, respectively. Mortgage and consumer loans on which interest is no longer accrued had an amortized cost of $10 million and $18 million at December 31, 2008 and 2007, respectively. Mortgage and consumer loans in foreclosure had an amortized cost of $23 million and $6 million at December 31, 2008 and 2007, respectively.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  REAL ESTATE HOLDINGS

     Real estate holdings consisted of the following:

                                                              DECEMBER 31,
                                                           -----------------
                                                             2008      2007
                                                           -------   -------
                                                             (IN MILLIONS)
Real estate..............................................  $ 4,650   $ 4,384
Accumulated depreciation.................................   (1,354)   (1,195)
                                                           -------   -------
Net real estate..........................................    3,296     3,189
Real estate joint ventures...............................    2,959     2,295
                                                           -------   -------
  Real estate and real estate joint ventures.............    6,255     5,484
Real estate held-for sale................................        1        39
                                                           -------   -------
  Total real estate holdings.............................  $ 6,256   $ 5,523
                                                           =======   =======



     Related depreciation expense on real estate was $120 million, $112 million and $107 million for the years ended December 31, 2008, 2007 and 2006, respectively. These amounts include less than $1 million, $2 million and $4 million of depreciation expense related to discontinued operations for the years ended December 31, 2008, 2007 and 2006, respectively.

     There were no impairments recognized on real estate held-for-sale for the year ended December 31, 2008 and 2007. Impairment losses recognized on real estate held-for-sale were $8 million for the year ended December 31, 2006. The carrying value of non-income producing real estate was $27 million and $8 million at December 31, 2008 and 2007, respectively. The Company did not own real estate acquired in satisfaction of debt at December 31, 2008 and 2007.

     The Company diversifies its real estate holdings by both geographic region and property type to reduce risk of concentration. The Company's real estate holdings are primarily located in the United States, and at December 31, 2008, 20%, 14%, 11% and 10% were located in California, Florida, New York and Texas, respectively. Property type diversification is shown in the table below.

     Real estate holdings were categorized as follows:

                                                            DECEMBER 31,
                                                -----------------------------------
                                                      2008               2007
                                                ----------------   ----------------
                                                AMOUNT   PERCENT   AMOUNT   PERCENT
                                                ------   -------   ------   -------
                                                           (IN MILLIONS)
Office........................................  $2,602      42%    $2,627      48%
Apartments....................................   1,495      24      1,058      19
Real estate investment funds..................     936      15        835      15
Industrial....................................     483       8        443       8
Retail........................................     453       7        423       8
Hotel.........................................     170       3         59       1
Land..........................................      62       1         47       1
Agriculture...................................       9      --          9      --
Other.........................................      46      --         22      --
                                                ------     ---     ------     ---
  Total real estate holdings..................  $6,256     100%    $5,523     100%
                                                ======     ===     ======     ===


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  OTHER LIMITED PARTNERSHIP INTERESTS

     The carrying value of other limited partnership interests (which primarily represent ownership interests in pooled investment funds that principally make private equity investments in companies in the United States and overseas) was $4.7 billion and $4.9 billion at December 31, 2008 and 2007, respectively. Included within other limited partnership interests at December 31, 2008 and 2007 are $943 million and $1,189 million, respectively, of hedge funds.

     For the years ended December 31, 2008, 2007 and 2006, net investment income
(loss) from other limited partnership interests was ($92) million, $1,141 million and $705 million and included ($218) million, $71 million and $67 million, respectively of hedge funds. Net investment income (loss) from other limited partnership interests, including hedge funds, decreased by $1,233 million for the year ended 2008, due to volatility in the equity and credit markets.

  OTHER INVESTED ASSETS

     The following table presents the carrying value of the Company's other invested assets at:

                                                            DECEMBER 31,
                                                -----------------------------------
                                                      2008               2007
                                                ----------------   ----------------
                                                CARRYING    % OF   CARRYING    % OF
                                                  VALUE    TOTAL     VALUE    TOTAL
                                                --------   -----   --------   -----
                                                           (IN MILLIONS)
Freestanding derivatives with positive fair
  values......................................   $6,646     67.0%   $1,875     42.9%
Leveraged leases, net of non-recourse debt....    1,704     17.2     1,637     37.4
Loans to affiliates...........................      795      8.0       612     14.0
Tax credit partnerships.......................      476      4.8        --       --
Funds withheld................................       44      0.5        57      1.3
Joint venture investment......................       31      0.3         6      0.1
Other.........................................      220      2.2       188      4.3
                                                 ------    -----    ------    -----
Total.........................................   $9,916    100.0%   $4,375    100.0%
                                                 ======    =====    ======    =====



     See Note 4 regarding freestanding derivatives with positive estimated fair values. Loans to affiliates consist of loans to the Company's affiliates, some of which are regulated, to meet their capital requirements. The estimated fair values are determined by discounting expected future cash flows using capital market interest rates currently available for instruments with similar terms issued to companies of comparable credit quality of the respective affiliates. The joint venture investment is accounted for on the equity method and represents the Company's investment in an insurance underwriting joint venture in China. Tax credit partnerships are established for the purpose of investing in low-income housing and other social causes, where the primary return on investment is in the form of tax credits, and are accounted for under the equity method. Funds withheld represent amounts contractually withheld by ceding companies in accordance with reinsurance agreements.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Leveraged Leases

     Investment in leveraged leases, included in other invested assets, consisted of the following:

                                                             DECEMBER 31,
                                                           ----------------
                                                            2008      2007
                                                           ------   -------
                                                             (IN MILLIONS)
Rental receivables, net..................................  $1,478   $ 1,483
Estimated residual values................................   1,217     1,185
                                                           ------   -------
  Subtotal...............................................   2,695     2,668
Unearned income..........................................    (991)   (1,031)
                                                           ------   -------
  Investment in leveraged leases.........................  $1,704   $ 1,637
                                                           ======   =======



     The Company's deferred income tax liability related to leveraged leases was $962 million and $798 million at December 31, 2008 and 2007, respectively. The rental receivables set forth above are generally due in periodic installments. The payment periods range from one to 15 years, but in certain circumstances are as long as 30 years.

     The components of net income from investment in leveraged leases are as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                        ------------------------
                                                        2008      2007      2006
                                                        ----      ----      ----
                                                              (IN MILLIONS)
Income from investment in leveraged leases (included
  in net investment income)...........................  $ 95      $ 48      $ 55
Less: Income tax expense on leveraged leases..........   (33)      (17)      (18)
                                                        ----      ----      ----
Net income from investment in leveraged leases........  $ 62      $ 31      $ 37
                                                        ====      ====      ====



  VARIABLE INTEREST ENTITIES

     The following table presents the total assets and total liabilities relating to VIEs for which the Company has concluded that it is the primary beneficiary and which are consolidated in the Company's financial statements at December 31, 2008. Generally, creditors or beneficial interest holders of VIEs where the Company is the primary beneficiary have no recourse to the general credit of the Company.


                                                    DECEMBER 31, 2008
                                                  ---------------------
                                                                TOTAL
                                                    TOTAL      LIABILI-
                                                    ASSETS       TIES
                                                  ---------   ---------
                                                      (IN MILLIONS)
Real estate joint ventures (1)..................   $     26    $     15
Other limited partnership interests (2).........         20           3
Other invested assets (3).......................         10           3
                                                  ---------   ---------
Total...........................................        $56         $21
                                                  =========   =========



--------

   (1) Real estate joint ventures include partnerships and other ventures which engage in the acquisition, development, management and disposal of real estate investments. Upon consolidation, the assets and liabilities are reflected at the VIE's carrying amounts. The assets consist of $20 million of real estate and real estate joint ventures held-for-investment, $5 million of cash and cash equivalents and $1 million of other assets. The liabilities of $15 million are included within other liabilities.

   (2) Other limited partnership interests include partnerships established for the purpose of investing in public and private debt and equity securities. Upon consolidation, the assets and liabilities are reflected at the VIE's

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


       carrying amounts. The assets of $20 million are included within other limited partnership interests while the liabilities of $3 million are included within other liabilities.

   (3) Other invested assets include tax-credit partnerships and other investments established for the purpose of investing in low-income housing and other social causes, where the primary return on investment is in the form of tax credits. Upon consolidation, the assets and liabilities are reflected at the VIE's carrying amounts. The assets of $10 million are included within other invested assets. The liabilities consist of $2 million of long-term debt and $1 million of other liabilities.

     The following table presents the carrying amount and maximum exposure to loss relating to VIEs for which the Company holds significant variable interests but is not the primary beneficiary and which have not been consolidated at December 31, 2008:

                                                             DECEMBER 31, 2008
                                                         ------------------------
                                                                        MAXIMUM
                                                          CARRYING      EXPOSURE
                                                         AMOUNT (1)   TO LOSS (2)
                                                         ----------   -----------
                                                               (IN MILLIONS)
Fixed maturity securities available-for-sale:(3)
  Foreign corporate securities.........................    $  362        $  362
  U.S. Treasury/agency securities......................       251           251
Other limited partnership interests....................     2,538         2,965
Other invested assets..................................       310           108
                                                           ------        ------
Total..................................................    $3,461        $3,686
                                                           ======        ======



--------

   (1) See Note 1 for further discussion of the Company's significant accounting policies with regards to the carrying amounts of these investments.

   (2) The maximum exposure to loss relating to the fixed maturity securities available-for-sale is equal to the carrying amounts or carrying amounts of retained interests. The maximum exposure to loss relating to the other limited partnership interests is equal to the carrying amounts plus any unfunded commitments. Such a maximum loss would be expected to occur only upon bankruptcy of the issuer or investee. For certain of its investments in other invested assets, the Company's return is in the form of tax credits which are guaranteed by a creditworthy third party. For such investments, the maximum exposure to loss is equal to the carrying amounts plus any unfunded commitments, reduced by amounts guaranteed by third parties.

   (3) These assets are reflected at fair value within fixed maturity securities available-for-sale.

     As described in Note 13, the Company makes commitments to fund partnership investments in the normal course of business. Excluding these commitments, the Company did not provide financial or other support to investees designated as VIEs during the years ended December 31, 2008, 2007 and 2006.

  RELATED PARTY INVESTMENT TRANSACTIONS

     At December 31, 2008 and 2007, the Company held $229 million and $162 million, respectively, of total invested assets in the Metropolitan Money Market Pool, an affiliated partnership. These amounts are included in short-term investments. Net investment income from these invested assets was $4 million, $12 million and $10 million for the years ended December 31, 2008, 2007 and 2006, respectively.

     The MetLife Intermediate Income Pool (the "MIIP") was formed as a New York general partnership consisting solely of U.S. domestic insurance companies owned directly or indirectly by MetLife, Inc. and is managed by Metropolitan Life Insurance Company. Each partner's investment in the MIIP represents such partner's pro rata ownership interest in the pool. The affiliated companies' ownership interests in the pooled money market securities

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


held by the MIIP was $29 million and $101 million at December 31, 2008 and 2007, respectively. Net investment income allocated to affiliates from the MIIP was $3 million, $7 million, and $8 million for the years ended December 31, 2008, 2007 and 2006, respectively.

     In the normal course of business, the Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. Assets transferred to and from affiliates, inclusive of amounts related to reinsurance agreements, are as follows:

                                                       YEARS ENDED DECEMBER 31,
                                                       ------------------------
                                                       2008      2007      2006
                                                       ----      ----      ----
                                                             (IN MILLIONS)
Estimated fair value of assets transferred to
  affiliates.........................................  $230      $142      $ 97
Amortized cost of assets transferred to affiliates...  $220      $145      $ 99
Net investment gains (losses) recognized on
  transfers..........................................  $ 10      $ (3)     $ (2)
Estimated fair value of assets transferred from
  affiliates.........................................  $ 57      $778      $307


4.  DERIVATIVE FINANCIAL INSTRUMENTS

  TYPES OF DERIVATIVE FINANCIAL INSTRUMENTS

     The following table presents the notional amount and current market or estimated fair value of derivative financial instruments, excluding embedded derivatives, held at:

                                     DECEMBER 31, 2008                 DECEMBER 31, 2007
                              -------------------------------   -------------------------------
                                            CURRENT MARKET                    CURRENT MARKET
                                             OR FAIR VALUE                     OR FAIR VALUE
                              NOTIONAL   --------------------   NOTIONAL   --------------------
                               AMOUNT    ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
                              --------   ------   -----------   --------   ------   -----------
                                                        (IN MILLIONS)
Interest rate swaps.........  $ 20,043   $3,188      $1,090     $ 48,445   $  415      $  614
Interest rate floors........    32,855    1,082          --       32,855      420          --
Interest rate caps..........    21,130       10          --       34,784       44          --
Financial futures...........     3,630        2          58        6,131       35          34
Foreign currency swaps......    14,180    1,245       1,066       16,022      639       1,603
Foreign currency forwards...     1,467       47          21        1,799       41          11
Options.....................     2,365      939          35        1,423      123          --
Financial forwards..........     2,087       --          90        4,769       63           1
Credit default swaps........     4,466      133          60        5,529       52          29
Synthetic GICs..............     4,260       --          --        3,670       --          --
Other.......................       250       --         101          250       43          --
                              --------   ------      ------     --------   ------      ------
  Total.....................  $106,733   $6,646      $2,521     $155,677   $1,875      $2,292
                              ========   ======      ======     ========   ======      ======


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table presents the notional amount of derivative financial instruments by maturity at December 31, 2008:

                                                        REMAINING LIFE
                               ----------------------------------------------------------------
                                                                 AFTER
                                             AFTER ONE YEAR   FIVE YEARS
                               ONE YEAR OR       THROUGH        THROUGH      AFTER
                                   LESS        FIVE YEARS      TEN YEARS   TEN YEARS     TOTAL
                               -----------   --------------   ----------   ---------   --------
                                                         (IN MILLIONS)
Interest rate swaps..........    $   774         $ 8,444        $ 6,950      $3,875    $ 20,043
Interest rate floors.........     12,743             325         19,787          --      32,855
Interest rate caps...........        580          20,550             --          --      21,130
Financial futures............      3,630              --             --          --       3,630
Foreign currency swaps.......      2,130           5,438          5,204       1,408      14,180
Foreign currency forwards....      1,467              --             --          --       1,467
Options......................         --             324          1,967          74       2,365
Financial forwards...........         --              --             --       2,087       2,087
Credit default swaps.........        143           2,791          1,532          --       4,466
Synthetic GICs...............      4,260              --             --          --       4,260
Other........................         --              --            250          --         250
                                 -------         -------        -------      ------    --------
  Total......................    $25,727         $37,872        $35,690      $7,444    $106,733
                                 =======         =======        =======      ======    ========



     Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by the counterparty at each due date.

     The Company commenced the use of inflation swaps during the second quarter of 2008. Inflation swaps are used as an economic hedge to reduce inflation risk generated from inflation-indexed liabilities. Inflation swaps are included in interest rate swaps in the preceding table.

     The Company also enters into basis swaps to better match the cash flows from assets and related liabilities. In a basis swap, both legs of the swap are floating with each based on a different index. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each due date. Basis swaps are included in interest rate swaps in the preceding table.

     Interest rate caps and floors are used by the Company primarily to protect its floating rate liabilities against rises in interest rates above a specified level, and against interest rate exposure arising from mismatches between assets and liabilities (duration mismatches), as well as to protect its minimum rate guarantee liabilities against declines in interest rates below a specified level, respectively.

     In exchange-traded interest rate (Treasury and swap) and equity futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of interest rate and equity securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange.

     Exchange-traded interest rate (Treasury and swap) futures are used primarily to hedge mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, to hedge against changes in

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


value of securities the Company owns or anticipates acquiring, and to hedge against changes in interest rates on anticipated liability issuances by replicating Treasury or swap curve performance. The value of interest rate futures is substantially impacted by changes in interest rates and they can be used to modify or hedge existing interest rate risk.

     Exchange-traded equity futures are used primarily to hedge liabilities embedded in certain variable annuity products offered by the Company.

     Foreign currency derivatives, including foreign currency swaps, foreign currency forwards and currency option contracts, are used by the Company to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets and liabilities denominated in foreign currencies. The Company also uses foreign currency forwards and swaps to hedge the foreign currency risk associated with certain of its net investments in foreign operations.

     In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a fixed exchange rate, generally set at inception, calculated by reference to an agreed upon principal amount. The principal amount of each currency is exchanged at the inception and termination of the currency swap by each party.

     In a foreign currency forward transaction, the Company agrees with another party to deliver a specified amount of an identified currency at a specified future date. The price is agreed upon at the time of the contract and payment for such a contract is made in a different currency at the specified future date.

     The Company enters into currency option contracts that give it the right, but not the obligation, to sell the foreign currency amount in exchange for a functional currency amount within a limited time at a contracted price. The contracts may also be net settled in cash, based on differentials in the foreign exchange rate and the strike price. Currency option contracts are included in options in the preceding table.

     Swaptions are used by the Company to hedge interest rate risk associated with the Company's long-term liabilities, as well as to sell, or monetize, embedded call options in its fixed rate liabilities. A swaption is an option to enter into a swap with an effective date equal to the exercise date of the embedded call and a maturity date equal to the maturity date of the underlying liability. The Company receives a premium for entering into the swaption. Swaptions are included in options in the preceding table.

     The Company enters into financial forwards to buy and sell securities. The price is agreed upon at the time of the contract and payment for such a contract is made at a specified future date.

     Equity variance swaps are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on changes in equity volatility over a defined period. Equity variance swaps are included in financial forwards in the preceding table.

     Swap spread locks are used by the Company to hedge invested assets on an economic basis against the risk of changes in credit spreads. Swap spread locks are forward transactions between two parties whose underlying reference index is a forward starting interest rate swap where the Company agrees to pay a coupon based on a predetermined reference swap spread in exchange for receiving a coupon based on a floating rate. The Company has the option to cash settle with the counterparty in lieu of maintaining the swap after the effective date. Swap spread locks are included in financial forwards in the preceding table.

     Certain credit default swaps are used by the Company to hedge against credit-related changes in the value of its investments and to diversify its credit risk exposure in certain portfolios. In a credit default swap transaction, the Company agrees with another party, at specified intervals, to pay a premium to insure credit risk. If a credit event, as defined by the contract, occurs, generally the contract will require the swap to be settled gross by the delivery of par

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


quantities of the referenced investment equal to the specified swap notional in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered.

     Credit default swaps are also used to synthetically create investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These transactions are a combination of a derivative and a cash instrument such as a U.S. Treasury or Agency security. The Company also enters into certain credit default swaps held in relation to trading portfolios.

     A synthetic guaranteed interest contract ("GIC") is a contract that simulates the performance of a traditional GIC through the use of financial instruments. Under a synthetic GIC, the policyholder owns the underlying assets. The Company guarantees a rate return on those assets for a premium.

     Total rate of return swaps ("TRRs") are swaps whereby the Company agrees with another party to exchange, at specified intervals, the difference between the economic risk and reward of an asset or a market index and LIBOR, calculated by reference to an agreed notional principal amount. No cash is exchanged at the outset of the contract. Cash is paid and received over the life of the contract based on the terms of the swap. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by the counterparty at each due date. TRRs can be used as hedges or to synthetically create investments and are included in the other classification in the preceding table.

  HEDGING

     The following table presents the notional amount and the estimated fair value of derivatives by type of hedge designation at:

                                     DECEMBER 31, 2008                 DECEMBER 31, 2007
                              -------------------------------   -------------------------------
                                              FAIR VALUE                        FAIR VALUE
                              NOTIONAL   --------------------   NOTIONAL   --------------------
                               AMOUNT    ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
                              --------   ------   -----------   --------   ------   -----------
                                                        (IN MILLIONS)
Fair value..................  $  9,357   $1,737      $  539     $  9,301   $  630      $   94
Cash flow...................     2,541      365         137        3,084       23         311
Foreign operations..........       164        1           1          488       --         111
Non-qualifying..............    94,671    4,543       1,844      142,804    1,222       1,776
                              --------   ------      ------     --------   ------      ------
  Total.....................  $106,733   $6,646      $2,521     $155,677   $1,875      $2,292
                              ========   ======      ======     ========   ======      ======



     The following table presents the settlement payments recorded in income for the:

                                                        YEARS ENDED DECEMBER 31,
                                                        ------------------------
                                                        2008      2007      2006
                                                        ----      ----      ----
                                                              (IN MILLIONS)
Qualifying hedges:
  Net investment income...............................  $ 21      $ 24      $ 48
  Interest credited to policyholder account balances..    99       (28)      (26)
Non-qualifying hedges:
  Net investment income...............................    (1)       (5)       --
  Net investment gains (losses).......................   (38)      196       225
                                                        ----      ----      ----
     Total............................................  $ 81      $187      $247
                                                        ====      ====      ====


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  FAIR VALUE HEDGES

     The Company designates and accounts for the following as fair value hedges when they have met the requirements of SFAS 133: (i) interest rate swaps to convert fixed rate investments to floating rate investments; (ii) interest rate swaps to convert fixed rate liabilities to floating rate liabilities; and (iii) foreign currency swaps to hedge the foreign currency fair value exposure of foreign currency denominated investments and liabilities.

     The Company recognized net investment gains (losses) representing the ineffective portion of all fair value hedges as follows:

                                                       YEARS ENDED DECEMBER 31,
                                                      -------------------------
                                                       2008      2007      2006
                                                      -----     -----     -----
                                                            (IN MILLIONS)
Changes in the fair value of derivatives............  $ 336     $ 319     $ 278
Changes in the fair value of the items hedged.......   (337)     (308)     (278)
                                                      -----     -----     -----
Net ineffectiveness of fair value hedging
  activities........................................  $  (1)    $  11     $  --
                                                      =====     =====     =====



     All components of each derivative's gain or loss were included in the assessment of hedge effectiveness. There were no instances in which the Company discontinued fair value hedge accounting due to a hedged firm commitment no longer qualifying as a fair value hedge.

  CASH FLOW HEDGES

     The Company designates and accounts for the following as cash flow hedges when they have met the requirements of SFAS 133: (i) interest rate swaps to convert floating rate investments to fixed rate investments; (ii) interest rate swaps to convert floating rate liabilities to fixed rate liabilities; and (iii) foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated investments and liabilities.

     For the years ended December 31, 2008, 2007, and 2006, the Company did not recognize any net investment gains (losses) which represented the ineffective portion of all cash flow hedges. All components of each derivative's gain or loss were included in the assessment of hedge effectiveness. In certain instances, the Company discontinued cash flow hedge accounting because the forecasted transactions did not occur on the anticipated date or in the additional time period permitted by SFAS 133. The net amounts reclassified into net investment losses for the years ended December 31, 2008, 2007 and 2006 related to such discontinued cash flow hedges were $12 million, $3 million and $3 million, respectively. There were no hedged forecasted transactions, other than the receipt or payment of variable interest payments for the years ended December 31, 2008, 2007, and 2006.

     The following table presents the components of other comprehensive income
(loss), before income tax, related to cash flow hedges:

                                                       YEARS ENDED DECEMBER 31,
                                                      -------------------------
                                                       2008      2007      2006
                                                      -----     -----     -----
                                                            (IN MILLIONS)
Other comprehensive income (loss) balance at January
  1,................................................  $(262)    $(238)    $(207)
Gains (losses) deferred in other comprehensive
  income (loss) on the effective portion of cash
  flow hedges.......................................    483      (185)      (30)
Amounts reclassified to net investment gains
  (losses)..........................................    (93)      150       (15)
Amounts reclassified to net investment income.......      9        12        15
Amortization of transition adjustment...............     --        (1)       (1)
                                                      -----     -----     -----
Other comprehensive income (loss) balance at
  December 31,......................................  $ 137     $(262)    $(238)
                                                      =====     =====     =====


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     At December 31, 2008, $36 million of the deferred net loss on derivatives accumulated in other comprehensive income (loss) is expected to be reclassified to earnings during the year ending December 31, 2009.

  HEDGES OF NET INVESTMENTS IN FOREIGN OPERATIONS

     The Company uses forward exchange contracts, foreign currency swaps, options and non-derivative financial instruments to hedge portions of its net investments in foreign operations against adverse movements in exchange rates. The Company measures ineffectiveness on the forward exchange contracts based upon the change in forward rates. There was no ineffectiveness recorded for the years ended December 31, 2008, 2007 and 2006.

     The Company's consolidated statements of stockholder's equity for the years ended December 31, 2008, 2007 and 2006 include gains (losses) of $157 million, ($144) million and ($7) million, respectively, related to foreign currency contracts and non-derivative financial instruments used to hedge its net investments in foreign operations. At December 31, 2008 and 2007, the cumulative foreign currency translation loss recorded in accumulated other comprehensive income (loss) related to these hedges was $78 million and $235 million, respectively. When net investments in foreign operations are sold or substantially liquidated, the amounts in accumulated other comprehensive income
(loss) are reclassified to the consolidated statements of income, while a pro rata portion will be reclassified upon partial sale of the net investments in foreign operations.

  NON-QUALIFYING DERIVATIVES AND DERIVATIVES FOR PURPOSES OTHER THAN HEDGING

     The Company enters into the following derivatives that do not qualify for hedge accounting under SFAS 133 or for purposes other than hedging: (i) interest rate swaps, purchased caps and floors, and interest rate futures to economically hedge its exposure to interest rates; (ii) foreign currency forwards, swaps and option contracts to economically hedge its exposure to adverse movements in exchange rates; (iii) credit default swaps to economically hedge exposure to adverse movements in credit; (iv) equity futures, interest rate futures and equity variance swaps to economically hedge liabilities embedded in certain variable annuity products; (v) swap spread locks to economically hedge invested assets against the risk of changes in credit spreads; (vi) financial forwards to buy and sell securities to economically hedge its exposure to interest rates;
(vii) synthetic guaranteed interest contracts; (viii) credit default swaps and total rate of return swaps to synthetically create investments; (ix) basis swaps to better match the cash flows of assets and related liabilities; (x) credit default swaps held in relation to trading portfolios; (xi) swaptions to hedge interest rate risk; and (xii) inflation swaps to reduce risk generated from inflation-indexed liabilities.

     The following table presents changes in estimated fair value related to derivatives that do not qualify for hedge accounting:

                                                      YEARS ENDED DECEMBER 31,
                                                     --------------------------
                                                      2008       2007      2006
                                                     ------     -----     -----
                                                            (IN MILLIONS)
Net investment gains (losses), excluding embedded
  derivatives......................................  $3,470     $(738)    $(702)
Net investment income (loss) (1)...................      54        20        --
                                                     ------     -----     -----
  Total............................................  $3,524     $(718)    $(702)
                                                     ======     =====     =====



--------

   (1) Changes in estimated fair value related to economic hedges of equity method investments in joint ventures that do not qualify for hedge accounting and changes in estimated fair value related to derivatives held in relation to trading portfolios.

  EMBEDDED DERIVATIVES

     The Company has certain embedded derivatives that are required to be separated from their host contracts and accounted for as derivatives. These host contracts principally include: variable annuities with guaranteed minimum

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


withdrawal, guaranteed minimum accumulation and certain guaranteed minimum income riders; affiliated ceded reinsurance contracts related to guaranteed minimum withdrawal, guaranteed minimum accumulation and certain guaranteed minimum income riders; funds withheld on ceded reinsurance; and guaranteed interest contracts with equity or bond indexed crediting rates.

     The following table presents the estimated fair value of the Company's embedded derivatives at:

                                                              DECEMBER 31,
                                                           -----------------
                                                             2008      2007
                                                           -------   -------
                                                             (IN MILLIONS)
Net embedded derivatives within asset host contracts:
  Ceded guaranteed minimum benefit riders................  $   797     $ 34
  Call options in equity securities......................      (72)     (15)
                                                           -------   -------
     Net embedded derivatives within asset host
       contracts.........................................  $   725     $ 19
                                                           =======   =======
Net embedded derivatives within liability host contracts:
  Direct guaranteed minimum benefit riders...............  $   298     $  9
  Funds withheld on ceded reinsurance....................   (1,203)      --
  Other..................................................      (83)      52
                                                           -------   -------
     Net embedded derivatives within liability host
       contracts.........................................  $  (988)    $ 61
                                                           =======   =======



     The following table presents changes in the estimated fair value related to embedded derivatives:

                                                      YEARS ENDED DECEMBER 31,
                                                  -------------------------------
                                                    2008        2007        2006
                                                  -------     -------     -------
                                                           (IN MILLIONS)
Net investment gains (losses) (1)...............  $ 1,744       $ 15        $ 5


--------

   (1) Effective January 1, 2008, upon adoption of SFAS 157, the valuation of the Company's guaranteed minimum benefit riders includes an adjustment for the Company's own credit. Included in net investment gains (losses) for the year ended December 31, 2008 are gains of $442 million in connection with this adjustment.

  CREDIT RISK

     The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. Generally, the current credit exposure of the Company's derivative contracts is limited to the net positive estimated fair value of derivative contracts at the reporting date after taking into consideration the existence of netting agreements and any collateral received pursuant to credit support annexes.

     The Company manages its credit risk related to over-the-counter derivatives by entering into transactions with creditworthy counterparties, maintaining collateral arrangements and through the use of master agreements that provide for a single net payment to be made by one counterparty to another at each due date and upon termination. Because exchange traded futures are effected through regulated exchanges, and positions are marked to market on a daily basis, the Company has minimal exposure to credit-related losses in the event of nonperformance by counterparties to such derivative instruments. See Note 19 for a description of the impact of credit risk on the valuation of derivative instruments.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company enters into various collateral arrangements, which require both the pledging and accepting of collateral in connection with its derivative instruments. At December 31, 2008 and 2007, the Company was obligated to return cash collateral under its control of $3,564 million and $233 million, respectively. This unrestricted cash collateral is included in cash and cash equivalents or in short-term investments and the obligation to return it is included in payables for collateral under securities loaned and other transactions in the consolidated balance sheets. At December 31, 2008 and 2007, the Company had also accepted collateral consisting of various securities with a fair market value of $824 million and $98 million, respectively, which are held in separate custodial accounts. The Company is permitted by contract to sell or repledge this collateral, but at December 31, 2008, none of the collateral had been sold or repledged.

     At December 31, 2008 and 2007, the Company provided securities collateral for various arrangements in connection with derivative instruments of $220 million and $162 million, respectively, which is included in fixed maturity securities. The counterparties are permitted by contract to sell or repledge this collateral. In addition, the Company has exchange-traded futures, which require the pledging of collateral. At December 31, 2008 and 2007, the Company pledged securities collateral for exchange-traded futures of $0 and $33 million, respectively, which is included in fixed maturity securities. The counterparties are permitted by contract to sell or repledge this collateral. At December 31, 2008 and 2007, the Company provided cash collateral for exchange-traded futures of $77 million and $0, respectively, which is included in premiums and other receivables.

     In connection with synthetically created investment transactions and credit default swaps held in relation to the trading portfolio, the Company writes credit default swaps for which it receives a premium to insure credit risk. If a credit event, as defined by the contract, occurs generally the contract will require the Company to pay the counterparty the specified swap notional amount in exchange for the delivery of par quantities of the referenced credit obligation. The Company's maximum amount at risk, assuming the value of all referenced credit obligations is zero, was $1,558 million at December 31, 2008. The Company can terminate these contracts at any time through cash settlement with the counterparty at an amount equal to the then current fair value of the credit default swaps. At December 31, 2008, the Company would have paid $35 million to terminate all of these contracts.

     The Company has also entered into credit default swaps to purchase credit protection on certain of the referenced credit obligations in the table below. As a result, the maximum amount of potential future recoveries available to offset the $1,558 million from the table below was $8 million at December 31, 2008.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table presents the estimated fair value, maximum amount of future payments and weighted average years to maturity of written credit default swaps at December 31, 2008:

                                                         DECEMBER 31, 2008
                                         -------------------------------------------------
                                                          MAXIMUM AMOUNT OF     WEIGHTED
                                          FAIR VALUE OF    FUTURE PAYMENTS       AVERAGE
RATING AGENCY DESIGNATION OF REFERENCED  CREDIT DEFAULT      UNDER CREDIT       YEARS TO
CREDIT OBLIGATIONS (1)                        SWAPS       DEFAULT SWAPS (2)   MATURITY (3)
---------------------------------------  --------------   -----------------   ------------
                                                           (IN MILLIONS)
Aaa/Aa/A
  Single name credit default swaps
     (corporate).......................       $  1              $  116             5.0
  Credit default swaps referencing
     indices...........................        (30)              1,112             4.1
                                              ----              ------
     Subtotal..........................        (29)              1,228             4.2
                                              ----              ------
Baa
  Single name credit default swaps
     (corporate).......................          1                 100             2.3
  Credit default swaps referencing
     indices...........................         (5)                215             4.1
                                              ----              ------
     Subtotal..........................         (4)                315             3.5
                                              ----              ------
Ba
  Single name credit default swaps
     (corporate).......................         --                   5             5.0
  Credit default swaps referencing
     indices...........................         --                  --              --
                                              ----              ------
     Subtotal..........................         --                   5             5.0
                                              ----              ------
B
  Single name credit default swaps
     (corporate).......................         --                  --              --
  Credit default swaps referencing
     indices...........................         (2)                 10             5.0
                                              ----              ------
     Subtotal..........................         (2)                 10             5.0
                                              ----              ------
Caa and lower
  Single name credit default swaps
     (corporate).......................         --                  --              --
  Credit default swaps referencing
     indices...........................         --                  --              --
                                              ----              ------
     Subtotal..........................         --                  --              --
                                              ----              ------
In or near default
  Single name credit default swaps
     (corporate).......................         --                  --              --
  Credit default swaps referencing
     indices...........................         --                  --              --
                                              ----              ------
     Subtotal..........................         --                  --              --
                                              ----              ------
                                              $(35)             $1,558             4.1
                                              ====              ======



--------

   (1) The rating agency designations are based on availability and the midpoint of the applicable ratings among Moody's, S&P, and Fitch. If no rating is available from a rating agency, then the MLIC rating is used.

   (2) Assumes the value of the referenced credit obligations is zero.

   (3) The weighted average years to maturity of the credit default swaps is calculated based on weighted average notional amounts.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

5.  DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

     Information regarding DAC and VOBA is as follows:

                                                      DAC      VOBA     TOTAL
                                                    -------   ------   -------
                                                           (IN MILLIONS)
Balance at January 1, 2006........................  $ 8,403    $ 220   $ 8,623
  Capitalizations.................................      936       --       936
                                                    -------   ------   -------
     Subtotal.....................................    9,339      220     9,559
                                                    -------   ------   -------
  Less: Amortization related to:
     Net investment gains (losses)................     (138)      (2)     (140)
     Other expenses...............................      757      (34)      723
                                                    -------   ------   -------
       Total amortization.........................      619      (36)      583
                                                    -------   ------   -------
  Less: Unrealized investment gains (losses)......      105      (14)       91
  Less: Other.....................................       17      (23)       (6)
                                                    -------   ------   -------
Balance at December 31, 2006......................    8,598      293     8,891
  Effect of SOP 05-1 adoption.....................     (195)    (123)     (318)
  Capitalizations.................................      886       --       886
                                                    -------   ------   -------
     Subtotal.....................................    9,289      170     9,459
                                                    -------   ------   -------
  Less: Amortization related to:
     Net investment gains (losses)................     (114)      (1)     (115)
     Other expenses...............................      735       23       758
                                                    -------   ------   -------
       Total amortization.........................      621       22       643
                                                    -------   ------   -------
  Less: Unrealized investment gains (losses)......      110       71       181
  Less: Other.....................................        7       --         7
                                                    -------   ------   -------
Balance at December 31, 2007......................    8,551       77     8,628
  Capitalizations.................................      901       --       901
                                                    -------   ------   -------
       Subtotal...................................    9,452       77     9,529
                                                    -------   ------   -------
  Less: Amortization related to:
     Net investment gains (losses)................      157       (4)      153
     Other expenses...............................      909       19       928
                                                    -------   ------   -------
       Total amortization.........................    1,066       15     1,081
                                                    -------   ------   -------
  Less: Unrealized investment gains (losses)......   (2,274)    (146)   (2,420)
  Less: Other.....................................       (2)      (1)       (3)
                                                    -------   ------   -------
Balance at December 31, 2008......................  $10,662    $ 209   $10,871
                                                    =======   ======   =======



     The estimated future amortization expense allocated to other expenses for the next five years for VOBA is $19 million in 2009, $11 million in 2010, $11 million in 2011, $10 million in 2012, and $10 million in 2013.

     Amortization of VOBA and DAC is attributed to both investment gains and losses and to other expenses for the amount of gross margins or profits originating from transactions other than investment gains and losses. Unrealized

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


investment gains and losses provide information regarding the amount of DAC and VOBA that would have been amortized if such gains and losses had been recognized.

     Information regarding DAC and VOBA by segment and reporting unit is as follows:

                                        DAC                  VOBA                 TOTAL
                                 ----------------   ---------------------   ----------------
                                                         DECEMBER 31,
                                 -----------------------------------------------------------
                                   2008     2007       2008        2007       2008     2007
                                 -------   ------   ---------   ---------   -------   ------
                                                        (IN MILLIONS)
Institutional:
  Group life...................  $    68   $   74   $       8   $       8   $    76   $   82
  Retirement & savings.........       31       32          --          --        31       32
  Non-medical health & other...      898      793          --          --       898      793
                                 -------   ------   ---------   ---------   -------   ------
     Subtotal..................      997      899           8           8     1,005      907
                                 -------   ------   ---------   ---------   -------   ------
Individual:
  Traditional life.............    5,380    3,789         102         (11)    5,482    3,778
  Variable & universal life....    2,095    2,131          65          49     2,160    2,180
  Annuities....................    2,188    1,730          31          27     2,219    1,757
                                 -------   ------   ---------   ---------   -------   ------
     Subtotal..................    9,663    7,650         198          65     9,861    7,715
                                 -------   ------   ---------   ---------   -------   ------
Corporate & Other..............        2        2           3           4         5        6
                                 -------   ------   ---------   ---------   -------   ------
Total..........................  $10,662   $8,551        $209        $ 77   $10,871   $8,628
                                 =======   ======   =========   =========   =======   ======



6.  GOODWILL

     Goodwill, which is included in other assets, is the excess of cost over the estimated fair value of net assets acquired. Information regarding goodwill is as follows:

                                                              DECEMBER 31,
                                                             --------------
                                                             2008      2007
                                                             ----      ----
                                                              (IN MILLIONS)
Balance at beginning of the period.........................  $108      $106
Acquisitions...............................................     3         2
                                                             ----      ----
Balance at the end of the period...........................  $111      $108
                                                             ====      ====


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Information regarding goodwill by segment and reporting unit is as follows:

                                                                DECEMBER 31,
                                                              ---------------
                                                              2008       2007
                                                              ----       ----
                                                               (IN MILLIONS)
Institutional:
  Group life................................................  $  3       $  3
  Retirement & savings......................................     2          2
  Non-medical health & other................................    65         62
                                                              ----       ----
     Subtotal...............................................    70         67
                                                              ----       ----
Individual:
  Traditional life..........................................    24         24
  Variable & universal life.................................     3          3
  Annuities.................................................    10         10
                                                              ----       ----
     Subtotal...............................................    37         37
                                                              ----       ----
Corporate & Other...........................................     4          4
                                                              ----       ----
Total.......................................................  $111       $108
                                                              ====       ====



     As described in more detail in Note 1, the Company performed its annual goodwill impairment tests during the third quarter of 2008 based upon data as of June 30, 2008. Such tests indicated that goodwill was not impaired as of September 30, 2008. Current economic conditions, the sustained low level of equity markets and lower operating earnings projections, particularly for the Individual segment, required management of the Company to consider the impact of these events on the recoverability of its assets, in particular its goodwill. Management concluded it was appropriate to perform an interim goodwill impairment test at December 31, 2008. Based upon the tests performed management concluded no impairment of goodwill had occurred for any of the Company's reporting units at December 31, 2008.

     Management continues to evaluate current market conditions that may affect the estimated fair value of the Company's reporting units to assess whether any goodwill impairment exists. Continued deteriorating or adverse market conditions for certain reporting units may have an impact on the estimated fair value of these reporting units and could result in future impairments of goodwill.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

7.  INSURANCE

  INSURANCE LIABILITIES

     Insurance liabilities are as follows:

                                                                             OTHER
                                  FUTURE POLICY        POLICYHOLDER       POLICYHOLDER
                                     BENEFITS        ACCOUNT BALANCES        FUNDS
                                -----------------   -----------------   ---------------
                                                      DECEMBER 31,
                                -------------------------------------------------------
                                  2008      2007      2008      2007     2008     2007
                                -------   -------   -------   -------   ------   ------
                                                     (IN MILLIONS)
Institutional
  Group life..................  $ 3,345   $ 3,326   $12,975   $13,207   $2,527   $2,359
  Retirement & savings........   28,485    26,119    49,276    38,749       59      213
  Non-medical health & other..   11,436    10,430       501       501      595      595
Individual
  Traditional life............   52,011    51,457        --        --    1,381    1,431
  Variable & universal life...      293       229     6,260     6,121      780      791
  Annuities...................    2,041     1,817    21,761    20,056       17       14
  Other.......................        1        --     2,482     2,368       --        1
Corporate & Other (1).........      571       374        53         1      124      131
                                -------   -------   -------   -------   ------   ------
  Total.......................  $98,183   $93,752   $93,308   $81,003   $5,483   $5,535
                                =======   =======   =======   =======   ======   ======



--------

   (1) Corporate & Other includes intersegment eliminations.

     Affiliated insurance liabilities included in the table above include reinsurance assumed and ceded. Affiliated future policy benefits, included in the table above, were $395 million and $406 million at December 31, 2008 and 2007, respectively. Affiliated policyholder account balances, included in the table above, were $606 million and $613 million at December 31, 2008 and 2007, respectively. Affiliated other policyholder funds, included in the table above, were ($205) million and ($251) million at December 31, 2008 and 2007, respectively.

  VALUE OF DISTRIBUTION AGREEMENTS AND CUSTOMER RELATIONSHIPS ACQUIRED

     Information regarding the VODA and VOCRA, which are reported in other assets, is as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                       --------------------------
                                                       2008       2007       2006
                                                       ----       ----       ----
                                                              (IN MILLIONS)
Balance at January 1,................................  $431       $439       $ --
Acquisitions.........................................     9         --        441
Amortization.........................................   (13)        (8)        (2)
                                                       ----       ----       ----
Balance at December 31,..............................  $427       $431       $439
                                                       ====       ====       ====



     The estimated future amortization expense allocated to other expenses for the next five years for VODA and VOCRA is $15 million in 2009, $19 million in 2010, $22 million in 2011, $25 million in 2012 and $27 million in 2013. See Note 2 for a description of acquisitions and dispositions.

     The value of the identifiable intangibles included in the table above reflects the estimated fair value of the Citigroup/Travelers distribution agreement and customer relationships acquired at the original acquisition date and will be amortized in relation to the expected economic benefits of the agreement. The weighted average

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


amortization period of the intangible assets is 16 years. If actual experience under the distribution agreements or with customer relationships differs from expectations, the amortization of these intangibles will be adjusted to reflect actual experience.

     The use of discount rates was necessary to establish the fair value of the other identifiable intangible assets. In selecting the appropriate discount rates, management considered its weighted average cost of capital as well as the weighted average cost of capital required by market participants. A discount rate of 11.5% was used to value these intangible assets.

  SALES INDUCEMENTS

     Information regarding deferred sales inducements, which are reported in other assets, is as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                       --------------------------
                                                       2008       2007       2006
                                                       ----       ----       ----
                                                              (IN MILLIONS)
Balance at January 1,................................  $132       $121       $ 95
Capitalization.......................................    40         29         31
Amortization.........................................   (28)       (18)        (5)
                                                       ----       ----       ----
Balance at December 31,..............................  $144       $132       $121
                                                       ====       ====       ====



  SEPARATE ACCOUNTS

     Separate account assets and liabilities include two categories of account types: pass-through separate accounts totaling $48.2 billion and $71.4 billion at December 31, 2008 and 2007, respectively, for which the policyholder assumes all investment risk, and separate accounts with a minimum return or account value for which the Company contractually guarantees either a minimum return or account value to the policyholder which totaled $24.1 billion and $18.3 billion at December 31, 2008 and 2007, respectively. The latter category consisted primarily of Met Managed GICs and participating close-out contracts. The average interest rate credited on these contracts was 4.40% and 4.73% at December 31, 2008 and 2007, respectively.

     Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues as universal life and investment-type product policy fees and totaled $1.3 billion, $1.3 billion and $1.2 billion for the years ended December 31, 2008, 2007 and 2006, respectively.

     The Company's proportional interest in separate accounts is included in the consolidated balance sheets as follows:

                                                               DECEMBER 31,
                                                              --------------
                                                              2008      2007
                                                              ----      ----
                                                               (IN MILLIONS)
Fixed maturity securities...................................   $ 5       $ 6
Equity securities...........................................   $16       $35
Cash and cash equivalents...................................  $ --       $ 1


     For the years ended December 31, 2008, 2007 and 2006, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

  OBLIGATIONS UNDER GUARANTEED INTEREST CONTRACT PROGRAM

     The Company issues fixed and floating rate obligations under its GIC program which are denominated in either U.S. dollars or foreign currencies. During the years ended December 31, 2008, 2007 and 2006, the Company issued

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


$5.7 billion, $4.6 billion and $5.2 billion, respectively, and repaid $7.6 billion, $3.7 billion and $1.5 billion, respectively, of GICs under this program. At December 31, 2008 and 2007, GICs outstanding, which are included in policyholder account balances, were $17.3 billion and $19.1 billion, respectively. During the years ended December 31, 2008, 2007 and 2006, interest credited on the contracts, which are included in interest credited to policyholder account balances, was $840 million, $917 million and $672 million, respectively.

  OBLIGATIONS UNDER FUNDING AGREEMENTS

     Metropolitan Life Insurance Company is a member of the FHLB of NY and holds $830 million and $339 million of common stock of the FHLB of NY at December 31, 2008 and 2007, respectively, which is included in equity securities. MLIC has also entered into funding agreements with the FHLB of NY whereby MLIC has issued such funding agreements in exchange for cash and for which the FHLB of NY has been granted a lien on certain MLIC assets, including residential mortgage-backed securities to collateralize MLIC's obligations under the funding agreements. MLIC maintains control over these pledged assets, and may use, commingle, encumber or dispose of any portion of the collateral as long as there is no event of default and the remaining qualified collateral is sufficient to satisfy the collateral maintenance level. Upon any event of default by MLIC, the FHLB of NY's recovery on the collateral is limited to the amount of MLIC's liability to the FHLB of NY. The amount of the Company's liability for funding agreements with the FHLB of NY was $15.2 billion and $4.6 billion at December 31, 2008 and 2007, respectively, which is included in policyholder account balances. The advances on these agreements are collateralized by mortgage-backed securities with estimated fair values of $17.8 billion and $4.8 billion at December 31, 2008 and 2007, respectively.

     Metropolitan Life Insurance Company has issued funding agreements to certain trusts that have issued securities guaranteed as to payment of interest and principal by the Federal Agricultural Mortgage Corporation, a federally chartered instrumentality of the United States. The obligations under these funding agreements are secured by a pledge of certain eligible agricultural real estate mortgage loans and may, under certain circumstances, be secured by other qualified collateral. The amount of the Company's liability for funding agreements issued to such trusts was $2.5 billion at both December 31, 2008 and 2007, which is included in policyholder account balances. The obligations under these funding agreements are collateralized by designated agricultural real estate mortgage loans with estimated fair values of $2.9 billion at both December 31, 2008 and 2007.

     Approximately $3.0 billion of the obligations outstanding at MLIC at December 31, 2008 are subject to a temporary contingent increase in MLIC's borrowing capacity which is scheduled to expire at December 31, 2009. The Company does not expect to have any difficulties in meeting the contingencies associated with the increased capacity.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  LIABILITIES FOR UNPAID CLAIMS AND CLAIM EXPENSES

     Information regarding the liabilities for unpaid claims and claim expenses relating to group accident and non-medical health policies and contracts, which are reported in future policy benefits and other policyholder funds, is as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                    ---------------------------
                                                      2008      2007      2006
                                                    -------   -------   -------
                                                           (IN MILLIONS)
Balance at January 1,.............................  $ 5,174   $ 4,500   $ 4,191
  Less: Reinsurance recoverables..................     (265)     (268)     (295)
                                                    -------   -------   -------
Net balance at January 1,.........................    4,909     4,232     3,896
                                                    -------   -------   -------
Incurred related to:
  Current year....................................    4,063     3,743     2,997
  Prior years.....................................      (86)     (104)      (28)
                                                    -------   -------   -------
                                                      3,977     3,639     2,969
                                                    -------   -------   -------
Paid related to:
  Current year....................................   (2,481)   (2,077)   (1,814)
  Prior years.....................................   (1,002)     (885)     (819)
                                                    -------   -------   -------
                                                     (3,483)   (2,962)   (2,633)
                                                    -------   -------   -------
Net balance at December 31,.......................    5,403     4,909     4,232
  Add: Reinsurance recoverables...................      266       265       268
                                                    -------   -------   -------
Balance at December 31,...........................  $ 5,669   $ 5,174   $ 4,500
                                                    =======   =======   =======



     During 2008, 2007 and 2006, as a result of changes in estimates of insured events in the respective prior year, claims and claim adjustment expenses associated with prior years decreased by $86 million, $104 million and $28 million, respectively, due to improved loss ratios for non-medical health claim liabilities and improved claim management.

  GUARANTEES

     The Company issues annuity contracts which may include contractual guarantees to the contractholder for: (i) return of no less than total deposits made to the contract less any partial withdrawals ("return of net deposits"); and (ii) the highest contract value on a specified anniversary date minus any withdrawals following the contract anniversary, or total deposits made to the contract less any partial withdrawals plus a minimum return ("anniversary contract value" or "minimum return"). The Company also issues annuity contracts that apply a lower rate of funds deposited if the contractholder elects to surrender the contract for cash and a higher rate if the contractholder elects to annuitize ("two tier annuities"). These guarantees include benefits that are payable in the event of death or at annuitization.

     The Company also issues universal and variable life contracts where the Company contractually guarantees to the contractholder a secondary guarantee or a guaranteed paid-up benefit.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Information regarding the types of guarantees relating to annuity contracts and universal and variable life contracts is as follows:

                                                                 DECEMBER 31,
                                       ---------------------------------------------------------------
                                                    2008                             2007
                                       ------------------------------   ------------------------------
                                           IN THE             AT            IN THE             AT
                                       EVENT OF DEATH   ANNUITIZATION   EVENT OF DEATH   ANNUITIZATION
                                       --------------   -------------   --------------   -------------
                                                                (IN MILLIONS)
ANNUITY CONTRACTS (1)
RETURN OF NET DEPOSITS
  Separate account value.............     $   3,177             N/A        $   3,937             N/A
  Net amount at risk (2).............     $     706 (3)         N/A        $       7 (3)         N/A
  Average attained age of
     contractholders.................      60 years             N/A         60 years             N/A
ANNIVERSARY CONTRACT VALUE OR MINIMUM
  RETURN
  Separate account value.............     $  28,448       $   5,693        $  36,404       $   6,524
  Net amount at risk (2).............     $   6,081 (3)   $   2,399 (4)    $     399 (3)   $      86 (4)
  Average attained age of
     contractholders.................      62 years        58 years         62 years        57 years
TWO TIER ANNUITIES
  General account value..............           N/A       $     283              N/A       $     286
  Net amount at risk (2).............           N/A       $      50 (5)          N/A       $      51 (5)
  Average attained age of
     contractholders.................           N/A        60 years              N/A        60 years



                                                                DECEMBER 31,
                                             -------------------------------------------------
                                                       2008                      2007
                                             -----------------------   -----------------------
                                              SECONDARY     PAID-UP     SECONDARY     PAID-UP
                                             GUARANTEES   GUARANTEES   GUARANTEES   GUARANTEES
                                             ----------   ----------   ----------   ----------
                                                               (IN MILLIONS)
UNIVERSAL AND VARIABLE LIFE CONTRACTS (1)
Account value (general and separate
  account).................................   $   4,908    $   1,349    $   6,550    $   1,403
Net amount at risk (2).....................   $ 102,690 (3)$  12,485 (3)$ 103,219 (3)$  13,482 (3)
Average attained age of policyholders......    49 years     55 years     47 years     54 years


--------

   (1) The Company's annuity and life contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed above may not be mutually exclusive.

   (2) The net amount at risk is based on the direct amount at risk (excluding reinsurance).

   (3) The net amount at risk for guarantees of amounts in the event of death is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.

   (4) The net amount at risk for guarantees of amounts at annuitization is defined as the present value of the minimum guaranteed annuity payments available to the contractholder determined in accordance with the terms of the contract in excess of the current account balance.

   (5) The net amount at risk for two tier annuities is based on the excess of the upper tier, adjusted for a profit margin, less the lower tier.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Information regarding the liabilities for guarantees (excluding base policy liabilities) relating to annuity and universal and variable life contracts is as follows:

                                                                UNIVERSAL AND VARIABLE
                                       ANNUITY CONTRACTS            LIFE CONTRACTS
                                  --------------------------   -----------------------
                                  GUARANTEED     GUARANTEED                    PAID
                                     DEATH     ANNUITIZATION    SECONDARY       UP
                                   BENEFITS       BENEFITS     GUARANTEES   GUARANTEES   TOTAL
                                  ----------   -------------   ----------   ----------   -----
                                                          (IN MILLIONS)
Balance at January 1, 2006......      $ 8           $ 7            $ 8          $10       $ 33
Incurred guaranteed benefits....        1            --              1           (1)         1
Paid guaranteed benefits........       (3)           --             --           --         (3)
                                      ---           ---            ---          ---       ----
Balance at December 31, 2006....        6             7              9            9         31
Incurred guaranteed benefits....        4             8              4            3         19
Paid guaranteed benefits........       (2)           --             --           --         (2)
                                      ---           ---            ---          ---       ----
Balance at December 31, 2007....        8            15             13           12         48
Incurred guaranteed benefits....       27            48             14            1         90
Paid guaranteed benefits........       (6)           --             --           --         (6)
                                      ---           ---            ---          ---       ----
Balance at December 31, 2008....      $29           $63            $27          $13       $132
                                      ===           ===            ===          ===       ====



     Excluded from the table above are guaranteed death and annuitization benefit liabilities on the Company's annuity contracts of $66 million, $24 million and $21 million at December 31, 2008, 2007 and 2006, respectively, which were reinsured 100% to an affiliate and had corresponding recoverables from affiliated reinsurers related to such guarantee liabilities.

     Account balances of contracts with insurance guarantees are invested in separate account asset classes as follows:

                                                             DECEMBER 31,
                                                          -----------------
                                                            2008      2007
                                                          -------   -------
                                                            (IN MILLIONS)
Mutual Fund Groupings
  Equity................................................  $12,973   $23,494
  Balanced..............................................    5,342     5,312
  Bond..................................................    2,837     3,430
  Money Market..........................................      419       350
  Specialty.............................................      219       402
                                                          -------   -------
     Total..............................................  $21,790   $32,988
                                                          =======   =======



8.  REINSURANCE

     The Company's Individual segment life insurance operations participate in reinsurance activities in order to limit losses, minimize exposure to large risks, and provide additional capacity for future growth. The Company has historically reinsured the mortality risk on new individual life insurance policies primarily on an excess of retention basis or a quota share basis. Until 2005, the Company reinsured up to 90% of the mortality risk for all new individual life insurance policies that it wrote through its various franchises. This practice was initiated by the different franchises for different products starting at various points in time between 1992 and 2000. During 2005, the Company changed its retention practices for certain individual life insurance policies. Amounts reinsured in prior years remain reinsured under the original reinsurance; however, under the new retention guidelines, the Company

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


reinsures up to 90% of the mortality risk in excess of $1 million for most new individual life insurance policies that it writes through its various franchises and for certain individual life policies the retention limits remained unchanged. On a case by case basis, the Company may retain up to $20 million per life and reinsure 100% of amounts in excess of the Company's retention limits. The Company evaluates its reinsurance programs routinely and may increase or decrease its retention at any time. In addition, the Company reinsures a significant portion of the mortality risk on its individual universal life policies issued since 1983. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specific characteristics.

     The Company's Individual segment also reinsures 90% of the new production of fixed annuities from several affiliates. The Company's Individual segment also reinsures 100% of the living and death benefit riders issued associated with its variable annuities issued since 2004 to an affiliated reinsurer and certain portions of the living and death benefit riders associated with its variable annuities issued prior to 2004 to affiliated and non-affiliated reinsurers. Under these reinsurance agreements, the Company pays a reinsurance premium generally based on rider fees collected from policyholders and receives reimbursements for benefits paid or accrued in excess of account values, subject to certain limitations. The Company enters into similar agreements for new or in-force business depending on market conditions.

     The Institutional segment generally retains most of its risks and does not significantly utilize reinsurance. The Company may, on certain client arrangements, cede particular risks to reinsurers.

     In addition to reinsuring mortality risk as described previously, the Company reinsures other risks, as well as specific coverages. The Company routinely reinsures certain classes of risks in order to limit its exposure to particular travel, avocation and lifestyle hazards. The Company has exposure to catastrophes, which could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of retention and quota share reinsurance arrangements to provide greater diversification of risk and minimize exposure to larger risks.

     The Company reinsures its business through a diversified group of reinsurers. In the event that reinsurers do not meet their obligations to the Company under the terms of the reinsurance agreements, reinsurance balances recoverable could become uncollectible. Cessions under reinsurance arrangements do not discharge the Company's obligations as the primary insurer.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The amounts in the consolidated statements of income are presented net of reinsurance ceded. Information regarding the effect of reinsurance is as follows:

                                                     YEARS ENDED DECEMBER 31,
                                                   ---------------------------
                                                     2008      2007      2006
                                                   -------   -------   -------
                                                          (IN MILLIONS)
PREMIUMS:
  Direct premiums................................  $19,246   $17,411   $16,958
  Reinsurance assumed............................    1,334       951       694
  Reinsurance ceded..............................   (2,136)   (1,927)   (1,716)
                                                   -------   -------   -------
     Net premiums................................  $18,444   $16,435   $15,936
                                                   =======   =======   =======
UNIVERSAL LIFE AND INVESTMENT-TYPE PRODUCT POLICY
  FEES:
  Direct universal life and investment-type
     product policy fees.........................  $ 2,741   $ 2,589   $ 2,460
  Reinsurance assumed............................        7         2         1
  Reinsurance ceded..............................     (463)     (345)     (278)
                                                   -------   -------   -------
     Net universal life and investment-type
       product policy fees.......................  $ 2,285   $ 2,246   $ 2,183
                                                   =======   =======   =======
POLICYHOLDER BENEFITS AND CLAIMS:
  Direct policyholder benefits and claims........  $21,863   $19,454   $18,795
  Reinsurance assumed............................    1,018       530       645
  Reinsurance ceded..............................   (2,182)   (1,709)   (1,793)
                                                   -------   -------   -------
     Net policyholder benefits and claims........  $20,699   $18,275   $17,647
                                                   =======   =======   =======



     Information regarding ceded reinsurance recoverable balances, included in premiums and other receivables is as follows:

                                                             DECEMBER 31,
                                                          -----------------
                                                            2008      2007
                                                          -------   -------
                                                            (IN MILLIONS)
UNAFFILIATED RECOVERABLES:
Future policy benefit recoverables......................  $ 2,817   $ 1,808
Deposit recoverables....................................    2,069     2,516
Claim recoverables......................................      201       197
All other recoverables..................................      290        27
                                                          -------   -------
  Total.................................................  $ 5,377   $ 4,548
                                                          =======   =======
AFFILIATED RECOVERABLES:
Closed block recoverables...............................  $15,862   $16,011
Future policy benefit recoverables......................    2,847     1,866
Claim recoverables......................................      156         6
All other recoverables..................................      478        51
                                                          -------   -------
  Total.................................................  $19,343   $17,934
                                                          =======   =======



     Reinsurance recoverable balances are stated net of allowances for uncollectible balances, which are immaterial. The Company analyzes recent trends in arbitration and litigation outcomes in disputes, if any, with reinsurers.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

The Company also monitors ratings and evaluates the financial strength of the Company's reinsurers by analyzing their financial statements. Recoverability of reinsurance recoverable balances is evaluated based on these analyses.

     Included in the unaffiliated reinsurance recoverables are $1.2 billion at both December 31, 2008 and 2007, related to reinsurance of long-term GICs, structured settlement lump sum contracts and $0.6 billion and $1.1 billion at December 31, 2008 and 2007, respectively, related to the reinsurance of investment-type contracts held by small market defined benefit contribution plans.

     The Company has secured certain reinsurance recoverable balances with various forms of collateral, including secured trusts, funds withheld accounts and irrevocable letters of credit. At December 31, 2008, the Company has $1,811 million of unaffiliated reinsurance recoverable balances secured by funds held in trust as collateral, $353 million of unaffiliated reinsurance recoverable balances secured by funds withheld accounts and $284 million of unaffiliated reinsurance recoverable balances secured through irrevocable letters of credit issued by various financial institutions. All of the affiliated reinsurance recoverable balances except for $1,198 million of reserves and $8 million of other receivables are secured by funds withheld accounts, funds held in trust as collateral or irrevocable letters of credit issued by various financial institutions.

     The Company's five largest unaffiliated reinsurers account for $3,699 million, or 69%, of its total unaffiliated reinsurance recoverable balance of $5,377 million at December 31, 2008. Of these reinsurance recoverable balances, $1,736 million were secured by funds held in trust as collateral, $226 million were secured through irrevocable letters of credit issued by various financial institutions and $212 million of reinsurance recoverable balances were secured by funds withheld accounts.

     Reinsurance balances payable to unaffiliated reinsurers, included in other liabilities, were $1,509 million and $323 million at December 31, 2008 and 2007, respectively. Reinsurance balances payable to affiliated reinsurers, included in liabilities, were $21.0 billion and $20.1 billion at December 31, 2008 and 2007, respectively.

     The Company has reinsurance agreements with certain of MetLife, Inc.'s subsidiaries, including Exeter Reassurance Company, Ltd., Texas Life Insurance Company ("TLIC"), First MetLife Investors Insurance Company, MetLife Insurance Company of Connecticut, MetLife Investors USA Insurance Company, MetLife Investors Insurance Company, MetLife Reinsurance Company of Charleston ("MRC"), MetLife Reinsurance Company of Vermont, and MTL, all of which are related parties. The table below includes amounts related to transactions between these related parties and RGA through September 12, 2008, the date of the Company's dividend of interests in RGA.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table reflects related party reinsurance information:

                                                       YEARS ENDED DECEMBER 31,
                                                       ------------------------
                                                       2008      2007      2006
                                                       ----      ----      ----
                                                             (IN MILLIONS)
Assumed premiums.....................................  $ 28      $ 52      $ 42
Assumed fees, included in universal life and
  investment-type product policy fees................  $  7      $  2      $  1
Interest earned on assumed reinsurance, included in
  other revenues.....................................  $ (5)     $ (4)     $ (3)
Assumed benefits, included in policyholder benefits
  and claims.........................................  $ 99      $ 54      $ 86
Assumed benefits, included in interest credited on
  policyholder account balances......................  $ 22      $ 18      $ 11
Assumed acquisition costs, included in other
  expenses...........................................  $128      $144      $322
Ceded premiums.......................................  $ 46      $113      $116
Ceded fees, included in universal life and
  investment-type product policy fees................  $178      $112      $ 64
Income from deposit contracts, included in other
  revenues (1).......................................  $923      $ --      $ --
Ceded benefits, included in policyholder benefits and
  claims.............................................  $133      $ 80      $ 69
Ceded benefits, included in interest credited to
  policyholder account balances......................  $ 70      $ 65      $ 49
Ceded benefits, included in policyholder dividends...  $ 20      $ 29      $ 27
Interest costs on ceded reinsurance, included in
  other expenses (1).................................  $831      $  5      $ (2)


--------

   (1) In December 2007, the Company ceded a portion of its closed block liabilities on a coinsurance with funds withheld basis to MRC, an affiliate. In connection with this cession, the Company recognized $835 million of interest earned on the deposit included within premiums and other receivables, as well as certain administrative fees, at December 31, 2008. The Company also recognized $911 million of interest expense associated with the funds withheld included in other expenses for the year ended December 31, 2008.

     The Company has ceded risks to another affiliate related to guaranteed minimum benefit riders written by the Company. These ceded reinsurance agreements contain embedded derivatives and changes in their fair value are included within net investment gains (losses). The embedded derivatives ceded are included within premiums and other receivables and were assets of $797 million and $34 million at December 31, 2008 and 2007, respectively. For the years ended December 31, 2008, 2007 and 2006, net investment gains (losses) included $763 million, $42 million and ($18) million, respectively, in changes in estimated fair value of such embedded derivatives.

     Certain contractual features of the closed block agreement with MRC create an embedded derivative, which is separately accounted for at fair value on the Company's consolidated balance sheet. The embedded derivative related to the funds withheld associated with this reinsurance agreement is included within other liabilities and reduced the funds withheld balance by $1,203 million at December 31, 2008. The change in estimated fair value of the embedded derivative, included in net investment gains (losses), was $1,203 million for the year ended December 31, 2008.

     On December 1, 2006, TLIC, an affiliate of the Company, recaptured business previously ceded under a 2002 reinsurance treaty with the Company. The agreement required the Company to assume, on a co-insurance basis, certain structured settlement business from TLIC. On January 5, 2007, the Company transferred cash in the amount of $989 million, which represented $984 million for the fair value of the returned future policy benefits plus $5 million in interest. For the year ended December 31, 2006, as a result of this transaction, the Company recognized an expense of $184 million.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

9.  CLOSED BLOCK

     On April 7, 2000, (the "Demutualization Date"), Metropolitan Life Insurance Company converted from a mutual life insurance company to a stock life insurance company and became a wholly-owned subsidiary of MetLife, Inc. The conversion was pursuant to an order by the New York Superintendent of Insurance (the "Superintendent") approving Metropolitan Life Insurance Company's plan of reorganization, as amended (the "Plan"). On the Demutualization Date, Metropolitan Life Insurance Company established a closed block for the benefit of holders of certain individual life insurance policies of Metropolitan Life Insurance Company. Assets have been allocated to the closed block in an amount that has been determined to produce cash flows which, together with anticipated revenues from the policies included in the closed block, are reasonably expected to be sufficient to support obligations and liabilities relating to these policies, including, but not limited to, provisions for the payment of claims and certain expenses and taxes, and to provide for the continuation of policyholder dividend scales in effect for 1999, if the experience underlying such dividend scales continues, and for appropriate adjustments in such scales if the experience changes. At least annually, the Company compares actual and projected experience against the experience assumed in the then-current dividend scales. Dividend scales are adjusted periodically to give effect to changes in experience.

     The closed block assets, the cash flows generated by the closed block assets and the anticipated revenues from the policies in the closed block will benefit only the holders of the policies in the closed block. To the extent that, over time, cash flows from the assets allocated to the closed block and claims and other experience related to the closed block are, in the aggregate, more or less favorable than what was assumed when the closed block was established, total dividends paid to closed block policyholders in the future may be greater than or less than the total dividends that would have been paid to these policyholders if the policyholder dividend scales in effect for 1999 had been continued. Any cash flows in excess of amounts assumed will be available for distribution over time to closed block policyholders and will not be available to stockholders. If the closed block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from assets outside of the closed block. The closed block will continue in effect as long as any policy in the closed block remains in-force. The expected life of the closed block is over 100 years.

     The Company uses the same accounting principles to account for the participating policies included in the closed block as it used prior to the Demutualization Date. However, the Company establishes a policyholder dividend obligation for earnings that will be paid to policyholders as additional dividends as described below. The excess of closed block liabilities over closed block assets at the effective date of the demutualization (adjusted to eliminate the impact of related amounts in accumulated other comprehensive income) represents the estimated maximum future earnings from the closed block expected to result from operations attributed to the closed block after income taxes. Earnings of the closed block are recognized in income over the period the policies and contracts in the closed block remain in-force. Management believes that over time the actual cumulative earnings of the closed block will approximately equal the expected cumulative earnings due to the effect of dividend changes. If, over the period the closed block remains in existence, the actual cumulative earnings of the closed block is greater than the expected cumulative earnings of the closed block, the Company will pay the excess of the actual cumulative earnings of the closed block over the expected cumulative earnings to closed block policyholders as additional policyholder dividends unless offset by future unfavorable experience of the closed block and, accordingly, will recognize only the expected cumulative earnings in income with the excess recorded as a policyholder dividend obligation. If over such period, the actual cumulative earnings of the closed block is less than the expected cumulative earnings of the closed block, the Company will recognize only the actual earnings in income. However, the Company may change policyholder dividend scales in the future, which would be intended to increase future actual earnings until the actual cumulative earnings equal the expected cumulative earnings.

     Recent experience within the closed block, in particular mortality and investment yields, as well as realized and unrealized losses, has resulted in a reduction of the policyholder dividend obligation to zero during the year

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


ended December 31, 2008. The reduction of the policyholder dividend obligation to zero and the Company's decision to revise the expected policyholder dividend scales, which are based upon statutory results, has resulted in reduction to both actual and expected cumulative earnings of the closed block. This change in the timing of the expected cumulative earnings of the closed block combined with a policyholder dividend obligation of zero has resulted in a reduction in the DAC associated with closed block, which resides outside of the closed block, and a corresponding decrease in the Company's net income of $127 million, net of income tax, for the year ended December 31, 2008. Amortization of the closed block DAC will be based upon actual cumulative earnings rather than expected cumulative earnings of the closed block until such time as the actual cumulative earnings of the closed block exceed the expected cumulative earnings, at which time the policyholder dividend obligation will be reestablished. Actual cumulative earnings less than expected cumulative earnings will result in future reductions to DAC and net income of the Company and increase sensitivity of the Company's net income to movements in closed block results. See also Note 5 for further information regarding DAC.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Information regarding the closed block liabilities and assets designated to the closed block is as follows:

                                                             DECEMBER 31,
                                                          -----------------
                                                            2008      2007
                                                          -------   -------
                                                            (IN MILLIONS)
CLOSED BLOCK LIABILITIES
Future policy benefits..................................  $43,520   $43,362
Other policyholder funds................................      315       323
Policyholder dividends payable..........................      711       709
Policyholder dividend obligation........................       --       789
Payables for collateral under securities loaned and
  other transactions....................................    2,852     5,610
Other liabilities.......................................      254       290
                                                          -------   -------
  Total closed block liabilities........................   47,652    51,083
                                                          -------   -------
ASSETS DESIGNATED TO THE CLOSED BLOCK
Investments:
  Fixed maturity securities available-for-sale, at
     estimated fair value (amortized cost: $27,947 and
     $29,631, respectively).............................   26,205    30,481
  Equity securities available-for-sale, at estimated
     fair value (cost: $280 and $1,555, respectively)...      210     1,875
  Mortgage loans on real estate.........................    7,243     7,472
  Policy loans..........................................    4,426     4,290
  Real estate and real estate joint ventures held-for-
     investment.........................................      381       297
  Short-term investments................................       52        14
  Other invested assets.................................      952       829
                                                          -------   -------
     Total investments..................................   39,469    45,258
Cash and cash equivalents...............................      262       333
Accrued investment income...............................      484       485
Deferred income tax assets..............................    1,632       640
Premiums and other receivables..........................       98       151
                                                          -------   -------
     Total assets designated to the closed block........   41,945    46,867
                                                          -------   -------
Excess of closed block liabilities over assets
  designated to the closed block........................    5,707     4,216
                                                          -------   -------
Amounts included in accumulated other comprehensive
  income (loss):
  Unrealized investment gains (losses), net of income
     tax of ($633) and $424, respectively...............   (1,174)      751
  Unrealized gains (losses) on derivative instruments,
     net of income tax of ($8) and ($19), respectively..      (15)      (33)
  Allocated $284, net of income tax, to policyholder
     dividend obligation at December 31, 2007...........       --      (505)
                                                          -------   -------
Total amounts included in accumulated other
  comprehensive income (loss)...........................   (1,189)      213
                                                          -------   -------
Maximum future earnings to be recognized from closed
  block assets and liabilities..........................  $ 4,518   $ 4,429
                                                          =======   =======


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Information regarding the closed block policyholder dividend obligation is as follows:

                                                         YEARS ENDED DECEMBER 31,
                                                      -----------------------------
                                                       2008       2007        2006
                                                      -----      ------      ------
                                                              (IN MILLIONS)
Balance at January 1,...............................  $ 789      $1,063      $1,607
Impact on revenues, net of expenses and income tax..     --          --        (114)
Change in unrealized investment and derivative gains
  (losses)..........................................   (789)       (274)       (430)
                                                      -----      ------      ------
Balance at December 31,.............................  $  --      $  789      $1,063
                                                      =====      ======      ======



     Information regarding the closed block revenues and expenses is as follows:

                                                           YEARS ENDED DECEMBER 31,
                                                        ------------------------------
                                                         2008        2007        2006
                                                        ------      ------      ------
                                                                 (IN MILLIONS)
REVENUES
  Premiums............................................  $2,787      $2,870      $2,959
  Net investment income and other revenues............   2,248       2,350       2,355
  Net investment gains (losses).......................     (84)         28        (130)
                                                        ------      ------      ------
     Total revenues...................................   4,951       5,248       5,184
                                                        ------      ------      ------
EXPENSES
  Policyholder benefits and claims....................   3,393       3,457       3,474
  Policyholder dividends..............................   1,498       1,492       1,479
  Change in policyholder dividend obligation..........      --          --        (114)
  Other expenses......................................     217         231         247
                                                        ------      ------      ------
     Total expenses...................................   5,108       5,180       5,086
                                                        ------      ------      ------
Revenues, net of expenses before income tax...........    (157)         68          98
Income tax............................................     (68)         21          34
                                                        ------      ------      ------
Revenues, net of expenses and income tax from
  continuing operations...............................     (89)         47          64
Revenues, net of expenses and income tax from
  discontinued operations.............................      --          --           1
                                                        ------      ------      ------
Revenues, net of expenses, income taxes and
  discontinued operations.............................  $  (89)     $   47      $   65
                                                        ======      ======      ======



     The change in the maximum future earnings of the closed block is as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                      ------------------------
                                                       2008     2007     2006
                                                      ------   ------   ------
                                                            (IN MILLIONS)
Balance at December 31,.............................  $4,518   $4,429   $4,480
Less:
  Cumulative effect of a change in accounting
     principle, net of income tax...................      --       (4)      --
Balance at January 1,...............................   4,429    4,480    4,545
                                                      ------   ------   ------
Change during year..................................  $   89   $  (47)  $  (65)
                                                      ======   ======   ======



     Metropolitan Life Insurance Company charges the closed block with federal income taxes, state and local premium taxes, and other additive state or local taxes, as well as investment management expenses relating to the

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

closed block as provided in the Plan. Metropolitan Life Insurance Company also charges the closed block for expenses of maintaining the policies included in the closed block.

10.  LONG-TERM AND SHORT-TERM DEBT

     Long-term and short-term debt outstanding is as follows:

                                      INTEREST RATES
                                 -----------------------                 DECEMBER 31,
                                                WEIGHTED               ---------------
                                     RANGE       AVERAGE    MATURITY    2008     2007
                                 ------------   --------   ---------   ------   ------
                                                                        (IN MILLIONS)
Surplus notes -- affiliated....   3.89%-7.38%     5.66%    2009-2037   $1,394   $1,394
Surplus notes..................   7.63%-7.88%     7.86%    2015-2025      698      697
Capital notes -- affiliated....      7.13%        7.13%    2032-2033      500      500
Other notes with varying
  interest rates...............  4.45%-12.00%     7.95%    2009-2016       66       45
Secured demand
  note -- affiliated...........      0.50%        0.50%       2011         25       --
Capital lease obligations......                                            39       51
                                                                       ------   ------
Total long-term debt...........                                         2,722    2,687
Total short-term debt..........                                           414      357
                                                                       ------   ------
  Total........................                                        $3,136   $3,044
                                                                       ======   ======



     The aggregate maturities of long-term debt at December 31, 2008 for the next five years are $710 million in 2009, $66 million in 2010, $25 million in 2011, $1 million in 2012, less than $1 million in 2013 and $1,920 million thereafter.

     Capital lease obligations are collateralized and rank highest in priority, followed by unsecured senior debt which consists of other notes with varying interest rates. Payments of interest and principal on the Company's surplus notes, which are subordinate to all other obligations, may be made only with the prior approval of the insurance department of the state of domicile.

     Long-term debt, credit facilities and letters of credit of MetLife, Inc. and its subsidiaries contain various covenants. The Company has certain administrative, reporting, legal and financial covenants in several of these arrangements. The Company was in compliance with all covenants at December 31, 2008 and 2007.

  SURPLUS NOTES -- AFFILIATED

     In December 2007, the Company repaid the $800 million surplus note issued in December 2005 with an interest rate of 5.00% to MetLife, Inc. and then issued to MetLife, Inc. a $700 million surplus note with an interest rate of LIBOR plus 1.15%.

     In December 2007, the Company issued a $694 million surplus note to MetLife Capital Trust IV, an affiliate, with an interest rate of 7.38%.

  SECURED DEMAND NOTE -- AFFILIATED

     Effective September 30, 2008, the Company entered into a secured demand note collateral agreement with an affiliate pursuant to which the affiliate pledged securities to the Company to collateralize its obligation to lend $25 million to the Company. The Company has not exercised its right to sell or repledge the collateral.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  SHORT-TERM DEBT

     Short-term debt was $414 million and $357 million at December 31, 2008 and 2007, respectively, which consisted entirely of commercial paper. During the years ended December 31, 2008, 2007 and 2006, the weighted average interest rate of short-term debt was 2.4%, 5.1% and 5.1%, respectively. During the years ended December 31, 2008, 2007 and 2006, the average daily balance of short-term debt was $421 million, $927 million and $768 million, respectively, and was outstanding for an average of 25 days, 25 days and 53 days, respectively.

  INTEREST EXPENSE

     Interest expense related to the Company's indebtedness included in other expenses was $192 million, $190 million and $184 million for the years ended December 31, 2008, 2007 and 2006, respectively, and does not include interest expense on shares subject to mandatory redemption. See Note 11. These amounts include $120 million, $78 million and $76 million of interest expense related to affiliated debt for the years ended December 31, 2008, 2007 and 2006, respectively.

  CREDIT AND COMMITTED FACILITIES AND LETTERS OF CREDIT

     Credit Facility. MetLife Funding, Inc., a subsidiary of the Company, maintains a committed and unsecured credit facility of $2.9 billion at December 31, 2008. When drawn upon, this facility bears interest at varying rates in accordance with the agreement as specified below. This facility can be used for general corporate purposes and, at December 31, 2008, the facility also served as a back-up line of credit for the Company's commercial paper program. This agreement contains various administrative, reporting, legal and financial covenants, including a covenant requiring MetLife, Inc. to maintain a specified minimum consolidated net worth. Management has no reason to believe that its lending counterparties are unable to fulfill their respective contractual obligations.

     Total fees associated with this credit facility were $17 million, of which $11 million related to deferred amendment fees, for the year ended December 31, 2008. Information on this credit facility at December 31, 2008 is as follows:

                                                                   LETTER OF
                                                                     CREDIT                   UNUSED
BORROWER(S)                               EXPIRATION    CAPACITY   ISSUANCES   DRAWDOWNS   COMMITMENTS
-----------                              ------------   --------   ---------   ---------   -----------
                                                                 (IN MILLIONS)
MetLife, Inc. and MetLife Funding,
  Inc. ...............................   June 2012 (1)   $2,850      $2,313       $ --         $537
                                                         ------      ------       ----         ----
  Total...............................                   $2,850      $2,313        $--         $537
                                                         ======      ======       ====         ====



--------

   (1) In December 2008, MetLife, Inc. and MetLife Funding, Inc. entered into an amended and restated $2.85 billion credit agreement with various financial institutions. The agreement amended and restated the $3.0 billion credit agreement entered into in June 2007. Proceeds are available to be used for general corporate purposes, to support their commercial paper programs and for the issuance of letters of credit. All borrowings under the credit agreement must be repaid by June 2012, except that letters of credit outstanding upon termination may remain outstanding until June 2013. The borrowers and the lenders under this facility may agree to extend the term of all or part of the facility to no later than June 2014, except that letters of credit outstanding upon termination may remain outstanding until June 2015. Fees for this agreement include a 0.25% facility fee, 0.075% fronting fee, a letter of credit fee between 1% and 5% based on certain market rates and a 0.05% utilization fee, as applicable, and may vary based on MetLife, Inc.'s senior unsecured ratings. MetLife, Inc. and MetLife Funding, Inc. incurred amendment costs of $11 million related to the $2,850 million amended and restated credit agreement, which have been capitalized and included in other assets. These costs will be amortized over the term of the agreement. MetLife, Inc. did not have any deferred financing costs associated with the original June 2007 credit agreement.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Committed Facility. Missouri Reinsurance (Barbados), Inc., a subsidiary of the Company, maintains a committed facility of $500 million at December 31, 2008. When drawn upon, this facility bears interest at varying rates in accordance with the agreement as specified below. The facility is used for collateral for certain of the Company's reinsurance reserves. This facility contains various administrative, reporting, legal and financial covenants. Management has no reason to believe that its lending counterparties are unable to fulfill their respective contractual obligations.

     Total fees associated with this committed facility were $4 million for the year ended December 31, 2008. Information on the committed facility at December 31, 2008 is as follows:

                                                                    LETTER OF
                                                                      CREDIT       UNUSED     MATURITY
ACCOUNT PARTY/BORROWER(S)      EXPIRATION    CAPACITY   DRAWDOWNS   ISSUANCES   COMMITMENTS    (YEARS)
-------------------------     ------------   --------   ---------   ---------   -----------   --------
                                                            (IN MILLIONS)
Exeter Reassurance Company
  Ltd., MetLife, Inc., &
  Missouri Reinsurance
  (Barbados), Inc. .........  June 2016 (1)    $500        $--         $490         $10           7
                                               ----        ---         ----         ---
  Total.....................                   $500        $--         $490         $10
                                               ====        ===         ====         ===



--------

   (1) Letters of credit and replacements or renewals thereof issued under this facility of $280 million, $10 million and $200 million are set to expire no later than December 2015, March 2016 and June 2016, respectively.

     Letters of Credit. At December 31, 2008, the Company had outstanding $2.8 billion in letters of credit from various financial institutions, of which $490 million and $2.3 billion were part of committed and credit facilities, respectively. As commitments associated with letters of credit and financing arrangements may expire unused, these amounts do not necessarily reflect the Company's actual future cash funding requirements.

11. SHARES SUBJECT TO MANDATORY REDEMPTION AND COMPANY-OBLIGATED MANDATORILY REDEEMABLE SECURITIES OF SUBSIDIARY TRUSTS

     GenAmerica Capital I. In June 1997, GenAmerica Corporation ("GenAmerica") issued $125 million of 8.525% capital securities through a wholly-owned subsidiary trust, GenAmerica Capital I. In October 2007, GenAmerica redeemed these securities which were due to mature on June 30, 2027. As a result of this redemption, the Company recognized additional interest expense of $10 million. Interest expense on these instruments is included in other expenses and was $20 million and $11 million for the years ended December 31, 2007 and 2006, respectively.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

12.  INCOME TAX

     The provision for income tax from continuing operations is as follows:

                                                         YEARS ENDED DECEMBER 31,
                                                       ----------------------------
                                                        2008        2007       2006
                                                       ------      ------      ----
                                                               (IN MILLIONS)
Current:
  Federal............................................  $  (58)     $1,067      $492
  State and local....................................       2          22         5
  Foreign............................................      17           9         8
                                                       ------      ------      ----
  Subtotal...........................................     (39)      1,098       505
                                                       ------      ------      ----
Deferred:
  Federal............................................   1,689         (53)       43
  State and local....................................      --          18        19
  Foreign............................................       1          (9)      (10)
                                                       ------      ------      ----
  Subtotal...........................................   1,690         (44)       52
                                                       ------      ------      ----
Provision for income tax.............................  $1,651      $1,054      $557
                                                       ======      ======      ====



     The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported for continuing operations is as follows:

                                                         YEARS ENDED DECEMBER 31,
                                                      -----------------------------
                                                       2008        2007        2006
                                                      ------      ------      -----
                                                              (IN MILLIONS)
Tax provision at U.S. statutory rate................  $1,759      $1,157      $ 780
Tax effect of:
  Tax-exempt investment income......................    (116)       (160)      (167)
  State and local income tax........................       1          33         19
  Prior year tax....................................      52          38        (26)
  Foreign tax rate differential and change in
     valuation allowance............................     (14)        (18)       (21)
  Other, net........................................     (31)          4        (28)
                                                      ------      ------      -----
Provision for income tax............................  $1,651      $1,054      $ 557
                                                      ======      ======      =====


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following:

                                                              DECEMBER 31,
                                                            ---------------
                                                             2008     2007
                                                            ------   ------
                                                             (IN MILLIONS)
Deferred income tax assets:
  Policyholder liabilities and receivables................  $3,312   $3,005
  Net operating loss carryforwards........................      24       47
  Employee benefits.......................................     616      120
  Tax credit carryforwards................................     298       --
  Net unrealized investment losses........................   4,062       --
  Litigation-related and government mandated..............     264       45
  Other...................................................     111      202
                                                            ------   ------
                                                             8,687    3,419
Less: Valuation allowance.................................      14        8
                                                            ------   ------
                                                             8,673    3,411
                                                            ------   ------
Deferred income tax liabilities:
  Investments, including derivatives......................   3,918    1,493
  DAC.....................................................   2,167    2,207
  Net unrealized investment gains.........................      --      689
  Other...................................................      31        7
                                                            ------   ------
                                                             6,116    4,396
                                                            ------   ------
Net deferred income tax asset/(liability).................  $2,557   $ (985)
                                                            ======   ======



     Domestic net operating loss carryforwards amount to $29 million at December 31, 2008 and will expire beginning in 2024. Foreign net operating loss carryforwards amount to $51 million at December 31, 2008 and were generated in various foreign countries with expiration periods of five years to indefinite expiration. Tax credit carryforwards amount to $298 million at December 31, 2008.

     The Company has recorded a valuation allowance related to tax benefits of certain foreign net operating loss carryforwards. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that the deferred income tax asset for certain foreign net operating loss carryforwards will be not realized. The tax benefit will be recognized when management believes that it is more likely than not that these deferred income tax assets are realizable. In 2008, the Company recorded an increase to the deferred tax valuation allowance of $6 million related to certain foreign net operating loss carryforwards.

     The Company has not established a valuation allowance against the deferred tax asset of $4,062 million recognized in connection with unrealized losses at December 31, 2008. A valuation allowance was not considered necessary based upon the Company's intent and ability to hold such securities until their recovery or maturity and the existence of tax-planning strategies that include sources of future taxable income against which such losses could be offset.

     The Company files income tax returns with the U.S. federal government and various state and local jurisdictions, as well as foreign jurisdictions. The Company is under continuous examination by the Internal Revenue Service ("IRS") and other tax authorities in jurisdictions in which the Company has significant business operations. The income tax years under examination vary by jurisdiction. With a few exceptions, the Company is no

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


longer subject to U.S. federal, state and local, or foreign income tax examinations by tax authorities for years prior to 2000. In 2005, the IRS commenced an examination of the Company's U.S. income tax returns for 2000 through 2002 that is anticipated to be completed in 2009.

     As a result of the implementation of FIN 48 on January 1, 2007, the Company recognized a $18 million increase in the liability for unrecognized tax benefits and a $16 million decrease in the interest liability for unrecognized tax benefits, as well as a $17 million increase in the liability for unrecognized tax benefits and a $5 million increase in the interest liability for unrecognized tax benefits which are included in liabilities of subsidiaries held-for-sale. The corresponding reduction to the January 1, 2007 balance of retained earnings was $13 million, net of $11 million of minority interest included in liabilities of subsidiaries held-for-sale. The Company's total amount of unrecognized tax benefits upon adoption of FIN 48 was $797 million. The Company reclassified, at adoption, $568 million of current income tax payables to the liability for unrecognized tax benefits included within other liabilities. The Company also reclassified, at adoption, $211 million of deferred income tax liabilities, for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility, to the liability for unrecognized tax benefits. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period. The total amount of unrecognized tax benefits at January 1, 2007 that would affect the effective tax rate, if recognized, was $586 million. The Company also had $198 million of accrued interest, included within other liabilities, as of January 1, 2007. The Company classifies interest accrued related to unrecognized tax benefits in interest expense, while penalties are included within income tax expense.

     At December 31, 2007, the Company's total amount of unrecognized tax benefits was $655 million and the total amount of unrecognized tax benefits that would affect the effective tax rate, if recognized, was $475 million. The total amount of unrecognized tax benefits decreased by $142 million from the date of adoption primarily due to settlements reached with the IRS with respect to certain significant issues involving demutualization, post-sale purchase price adjustments and reinsurance offset by additions for tax positions of the current year. As a result of the settlements, items within the liability for unrecognized tax benefits, in the amount of $171 million, were reclassified to current and deferred income taxes, as applicable, and a payment of $156 million was made in December of 2007, with $6 million to be paid in 2009 and the remaining $9 million to be paid in future years.

     At December 31, 2008, the Company's total amount of unrecognized tax benefits was $593 million and the total amount of unrecognized tax benefits that would affect the effective tax rate, if recognized, is $485 million. The total amount of unrecognized tax benefits decreased by $62 million from December 31, 2007 primarily due to settlements reached with the IRS with respect to certain significant issues involving demutualization, leasing and tax credits offset by additions for tax positions of the current year. As a result of the settlements, items within the liability for unrecognized tax benefits, in the amount of $135 million, were reclassified to current and deferred income taxes, as applicable. Of the $135 million reclassified to current and deferred income taxes, $2 million was paid in 2008 and $133 million will be paid in 2009.

     The Company's liability for unrecognized tax benefits will change in the next 12 months pending the outcome of remaining issues associated with the current IRS audit including tax-exempt income and tax credits. Management is working to resolve the remaining audit items directly with IRS auditors as well as through available accelerated IRS resolution programs and may protest any unresolved issues through the IRS appeals process and, possibly, litigation, the timing and extent of which is uncertain. At this time, a reasonable estimate of the range of a payment or change in the liability is between $40 million and $50 million; however, the Company continues to believe that the ultimate resolution of the issues will not result in a material effect on its consolidated financial statements, although the resolution of income tax matters could impact the Company's effective tax rate for a particular future period.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2008 and December 31, 2007, is as follows:

                                                              DECEMBER 31,
                                                             -------------
                                                              2008    2007
                                                             -----   -----
                                                             (IN MILLIONS)
Balance as of beginning of the period......................  $ 655   $ 797
Additions for tax positions of prior years.................      4      32
Reductions for tax positions of prior years................    (33)    (51)
Additions for tax positions of current year................    120      52
Reductions for tax positions of current year...............    (12)     --
Settlements with tax authorities...........................   (135)   (171)
Lapses of statutes of limitations..........................     (6)     (4)
                                                             -----   -----
Balance as of end of the period............................  $ 593   $ 655
                                                             =====   =====



     During the year ended December 31, 2007, the Company recognized $72 million in interest expense associated with the liability for unrecognized tax benefits. At December 31, 2007, the Company had $197 million of accrued interest associated with the liability for unrecognized tax benefits. The $1 million increase, from the date of adoption, in accrued interest associated with the liability for unrecognized tax benefits resulted from an increase of $72 million of interest expense and a $73 million decrease primarily resulting from the aforementioned IRS settlements. During 2007, the $73 million resulting from IRS settlements was reclassified to current income tax payable and will be paid in 2009.

     During the year ended December 31, 2008, the Company recognized $33 million in interest expense associated with the liability for unrecognized tax benefits. At December 31, 2008, the Company had $156 million of accrued interest associated with the liability for unrecognized tax benefits. The $41 million decrease from December 31, 2007 in accrued interest associated with the liability for unrecognized tax benefits resulted from an increase of $33 million of interest expense and a $74 million decrease primarily resulting from the aforementioned IRS settlements. Of the $74 million decrease, $73 million has been reclassified to current income tax payable and the remaining $1 million reduced interest expense. Of the $73 million reclassified to current income tax payable, $4 million was paid in 2008 and the remainder of $69 million will be paid in 2009.

     On September 25, 2007, the IRS issued Revenue Ruling 2007-61, which announced its intention to issue regulations with respect to certain computational aspects of the Dividends Received Deduction ("DRD") on separate account assets held in connection with variable annuity contracts. Revenue Ruling 2007-61 suspended a revenue ruling issued in August 2007 that would have changed accepted industry and IRS interpretations of the statutes governing these computational questions. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other interested parties will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing and substance of any such regulations are unknown at this time. For the years ended December 31, 2008 and 2007, the Company recognized an income tax benefit of $104 million and $113 million, respectively, related to the separate account DRD.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

13.  CONTINGENCIES, COMMITMENTS AND GUARANTEES

CONTINGENCIES

  LITIGATION

     The Company is a defendant in a large number of litigation matters. In some of the matters, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Modern pleading practice in the United States permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with the actual experience of the Company in litigating or resolving through settlement numerous claims over an extended period of time, demonstrate to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value. Thus, unless stated below, the specific monetary relief sought is not noted.

     Due to the vagaries of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time may normally be inherently impossible to ascertain with any degree of certainty. Inherent uncertainties can include how fact finders will view individually and in their totality documentary evidence, the credibility and effectiveness of witnesses' testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

     On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and contingencies to be reflected in the Company's consolidated financial statements. In 2007, the Company received $39 million upon the resolution of an indemnification claim associated with the 2000 acquisition of GALIC, and the Company reduced legal liabilities by $31 million after the settlement of certain cases. The review includes senior legal and financial personnel. Unless stated below, estimates of possible losses or ranges of loss for particular matters cannot in the ordinary course be made with a reasonable degree of certainty. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Liabilities have been established for a number of the matters noted below; in 2007 the Company increased legal liabilities for pending sales practices, employment, and intellectual property litigation matters against the Company. It is possible that some of the matters could require the Company to pay damages or make other expenditures or establish accruals in amounts that could not be estimated at December 31, 2008.

  Demutualization Actions

     Several lawsuits were brought in 2000 challenging the fairness of the Plan and the adequacy and accuracy of Metropolitan Life Insurance Company's disclosure to policyholders regarding the Plan. The actions discussed below name as defendants some or all of Metropolitan Life Insurance Company, MetLife, Inc., and individual directors. Metropolitan Life Insurance Company, MetLife, Inc., and the individual directors believe they have meritorious defenses to the plaintiffs' claims and are contesting vigorously all of the plaintiffs' claims in these actions.

     Fiala, et al. v. Metropolitan Life Ins. Co., et al. (Sup. Ct., N.Y. County, filed March 17, 2000). The plaintiffs in the consolidated state court class action seek compensatory relief and punitive damages against Metropolitan Life Insurance Company, MetLife, Inc., and individual directors. The court has certified a litigation class of present and former policyholders on plaintiffs' claim that defendants violated section 7312 of the New York Insurance Law. Pursuant to the court's order, plaintiffs have given notice to the class of the pendency of this action. Defendants' motion for summary judgment is pending.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     In re MetLife Demutualization Litig. (E.D.N.Y., filed April 18, 2000). In this class action against Metropolitan Life Insurance Company and MetLife, Inc., plaintiffs served a second consolidated amended complaint in 2004. Plaintiffs assert violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 in connection with the Plan, claiming that the Policyholder Information Booklets failed to disclose certain material facts and contained certain material misstatements. They seek rescission and compensatory damages. By orders dated July 19, 2005 and August 29, 2006, the federal trial court certified a litigation class of present and former policyholders. The court has directed the manner and form of notice to the class, but plaintiffs have not yet distributed the notice. Metropolitan Life Insurance Company and MetLife, Inc. have moved for summary judgment, and plaintiffs have moved for partial summary judgment. The court heard oral argument on the parties' motions for summary judgment on September 19, 2008.

  Asbestos-Related Claims

     Metropolitan Life Insurance Company is and has been a defendant in a large number of asbestos-related suits filed primarily in state courts. These suits principally allege that the plaintiff or plaintiffs suffered personal injury resulting from exposure to asbestos and seek both actual and punitive damages. Metropolitan Life Insurance Company has never engaged in the business of manufacturing, producing, distributing or selling asbestos or asbestos-containing products nor has Metropolitan Life Insurance Company issued liability or workers' compensation insurance to companies in the business of manufacturing, producing, distributing or selling asbestos or asbestos-containing products. The lawsuits principally have focused on allegations with respect to certain research, publication and other activities of one or more of Metropolitan Life Insurance Company's employees during the period from the 1920's through approximately the 1950's and allege that Metropolitan Life Insurance Company learned or should have learned of certain health risks posed by asbestos and, among other things, improperly publicized or failed to disclose those health risks. Metropolitan Life Insurance Company believes that it should not have legal liability in these cases. The outcome of most asbestos litigation matters, however, is uncertain and can be impacted by numerous variables, including differences in legal rulings in various jurisdictions, the nature of the alleged injury, and factors unrelated to the ultimate legal merit of the claims asserted against Metropolitan Life Insurance Company. Metropolitan Life Insurance Company employs a number of resolution strategies to manage its asbestos loss exposure, including seeking resolution of pending litigation by judicial rulings and settling individual or groups of claims or lawsuits under appropriate circumstances.

     Claims asserted against Metropolitan Life Insurance Company have included negligence, intentional tort and conspiracy concerning the health risks associated with asbestos. Metropolitan Life Insurance Company's defenses (beyond denial of certain factual allegations) include that: (i) Metropolitan Life Insurance Company owed no duty to the plaintiffs -- it had no special relationship with the plaintiffs and did not manufacture, produce, distribute or sell the asbestos products that allegedly injured plaintiffs; (ii) plaintiffs did not rely on any actions of Metropolitan Life Insurance Company; (iii) Metropolitan Life Insurance Company's conduct was not the cause of the plaintiffs' injuries; (iv) plaintiffs' exposure occurred after the dangers of asbestos were known; and (v) the applicable time with respect to filing suit has expired. During the course of the litigation, certain trial courts have granted motions dismissing claims against Metropolitan Life Insurance Company, while other trial courts have denied Metropolitan Life Insurance Company's motions to dismiss. There can be no assurance that Metropolitan Life Insurance Company will receive favorable decisions on motions in the future. While most cases brought to date have settled, Metropolitan Life Insurance Company intends to continue to defend aggressively against claims based on asbestos exposure, including defending claims at trials.

     The approximate total number of asbestos personal injury claims pending against Metropolitan Life Insurance Company as of the dates indicated, the approximate number of new claims during the years ended on those dates and

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


the approximate total settlement payments made to resolve asbestos personal injury claims at or during those years are set forth in the following table:

                                                           DECEMBER 31,
                                                   ---------------------------
                                                     2008      2007      2006
                                                   -------   -------   -------
                                                   (IN MILLIONS, EXCEPT NUMBER
                                                            OF CLAIMS)
Asbestos personal injury claims at year end......   74,027    79,717    87,070
Number of new claims during the year.............    5,063     7,161     7,870
Settlement payments during the year (1)..........  $  99.0   $  28.2   $  35.5


--------

   (1) Settlement payments represent payments made by Metropolitan Life Insurance Company during the year in connection with settlements made in that year and in prior years. Amounts do not include Metropolitan Life Insurance Company's attorneys' fees and expenses and do not reflect amounts received from insurance carriers.

     In 2005, Metropolitan Life Insurance Company received approximately 18,500 new claims, ending the year with a total of approximately 100,250 claims, and paid approximately $74.3 million for settlements reached in 2005 and prior years. In 2004, Metropolitan Life Insurance Company received approximately 23,900 new claims, ending the year with a total of approximately 108,000 claims, and paid approximately $85.5 million for settlements reached in 2004 and prior years. In 2003, Metropolitan Life Insurance Company received approximately 58,750 new claims, ending the year with a total of approximately 111,700 claims, and paid approximately $84.2 million for settlements reached in 2003 and prior years. The number of asbestos cases that may be brought, the aggregate amount of any liability that Metropolitan Life Insurance Company may incur, and the total amount paid in settlements in any given year are uncertain and may vary significantly from year to year.

     The ability of Metropolitan Life Insurance Company to estimate its ultimate asbestos exposure is subject to considerable uncertainty, and the conditions impacting its liability can be dynamic and subject to change. The availability of reliable data is limited and it is difficult to predict with any certainty the numerous variables that can affect liability estimates, including the number of future claims, the cost to resolve claims, the disease mix and severity of disease in pending and future claims, the impact of the number of new claims filed in a particular jurisdiction and variations in the law in the jurisdictions in which claims are filed, the possible impact of tort reform efforts, the willingness of courts to allow plaintiffs to pursue claims against Metropolitan Life Insurance Company when exposure to asbestos took place after the dangers of asbestos exposure were well known, and the impact of any possible future adverse verdicts and their amounts.

     The ability to make estimates regarding ultimate asbestos exposure declines significantly as the estimates relate to years further in the future. In the Company's judgment, there is a future point after which losses cease to be probable and reasonably estimable. It is reasonably possible that the Company's total exposure to asbestos claims may be materially greater than the asbestos liability currently accrued and that future charges to income may be necessary. While the potential future charges could be material in the particular quarterly or annual periods in which they are recorded, based on information currently known by management, management does not believe any such charges are likely to have a material adverse effect on the Company's financial position.

     During 1998, Metropolitan Life Insurance Company paid $878 million in premiums for excess insurance policies for asbestos-related claims. The excess insurance policies for asbestos-related claims provided for recovery of losses up to $1.5 billion in excess of a $400 million self-insured retention. The Company's initial option to commute the excess insurance policies for asbestos-related claims would have arisen at the end of 2008. On September 29, 2008, Metropolitan Life Insurance Company entered into agreements commuting the excess insurance policies as of September 30, 2008. As a result of the commutation of the policies, Metropolitan Life Insurance Company received cash and securities totaling $632 million. Of this total, Metropolitan Life Insurance Company received $115 million in fixed maturity securities on September 26, 2008, $200 million in cash on

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


October 29, 2008, and $317 million in cash on January 29, 2009. Metropolitan Life Insurance Company recognized a loss on commutation of the policies in the amount of $35.3 million during 2008.

     In the years prior to commutation, the excess insurance policies for asbestos-related claims were subject to annual and per claim sublimits. Amounts exceeding the sublimits during 2007, 2006 and 2005 were approximately $16 million, $8 million and $0, respectively. Amounts were recoverable under the policies annually with respect to claims paid during the prior calendar year. Each asbestos-related policy contained an experience fund and a reference fund that provided for payments to Metropolitan Life Insurance Company at the commutation date if the reference fund was greater than zero at commutation or pro rata reductions from time to time in the loss reimbursements to Metropolitan Life Insurance Company if the cumulative return on the reference fund was less than the return specified in the experience fund. The return in the reference fund was tied to performance of the S&P 500 Index and the Lehman Brothers Aggregate Bond Index. A claim with respect to the prior year was made under the excess insurance policies in each year from 2003 through 2008 for the amounts paid with respect to asbestos litigation in excess of the retention. The foregone loss reimbursements were approximately $62.2 million with respect to claims for the period of 2002 through 2007. Because the policies were commuted as of September 30, 2008, there will be no claims under the policies or forgone loss reimbursements with respect to payments made in 2008 and thereafter.

     The Company believes adequate provision has been made in its consolidated financial statements for all probable and reasonably estimable losses for asbestos-related claims. Metropolitan Life Insurance Company's recorded asbestos liability is based on its estimation of the following elements, as informed by the facts presently known to it, its understanding of current law, and its past experiences: (i) the probable and reasonably estimable liability for asbestos claims already asserted against Metropolitan Life Insurance Company, including claims settled but not yet paid; (ii) the probable and reasonably estimable liability for asbestos claims not yet asserted against Metropolitan Life Insurance Company, but which Metropolitan Life Insurance Company believes are reasonably probable of assertion; and (iii) the legal defense costs associated with the foregoing claims. Significant assumptions underlying Metropolitan Life Insurance Company's analysis of the adequacy of its recorded liability with respect to asbestos litigation include: (i) the number of future claims; (ii) the cost to resolve claims; and (iii) the cost to defend claims.

     Metropolitan Life Insurance Company reevaluates on a quarterly and annual basis its exposure from asbestos litigation, including studying its claims experience, reviewing external literature regarding asbestos claims experience in the United States, assessing relevant trends impacting asbestos liability and considering numerous variables that can affect its asbestos liability exposure on an overall or per claim basis. These variables include bankruptcies of other companies involved in asbestos litigation, legislative and judicial developments, the number of pending claims involving serious disease, the number of new claims filed against it and other defendants, and the jurisdictions in which claims are pending. As previously disclosed, in 2002 Metropolitan Life Insurance Company increased its recorded liability for asbestos-related claims by $402 million from approximately $820 million to $1,225 million. Based upon its regular reevaluation of its exposure from asbestos litigation, Metropolitan Life Insurance Company has updated its liability analysis for asbestos-related claims through December 31, 2008.

  Regulatory Matters

     The Company receives and responds to subpoenas or other inquiries from state regulators, including state insurance commissioners; state attorneys general or other state governmental authorities; federal regulators, including the SEC; federal governmental authorities, including congressional committees; and the Financial Industry Regulatory Authority seeking a broad range of information. The issues involved in information requests and regulatory matters vary widely. Certain regulators have requested information and documents regarding contingent commission payments to brokers, the Company's awareness of any "sham" bids for business, bids and quotes that the Company submitted to potential customers, incentive agreements entered into with brokers, or compensation paid to intermediaries. Regulators also have requested information relating to market timing and late

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


trading of mutual funds and variable insurance products and, generally, the marketing of products. The Company has received a subpoena from the Office of the U.S. Attorney for the Southern District of California asking for documents regarding the insurance broker Universal Life Resources. The Company has been cooperating fully with these inquiries.

     Regulatory authorities in a small number of states have had investigations or inquiries relating to sales of individual life insurance policies or annuities or other products by Metropolitan Life Insurance Company; New England Mutual Life Insurance Company, New England Life Insurance Company and New England Securities Corporation (collectively "New England"); and GALIC. Over the past several years, these and a number of investigations by other regulatory authorities were resolved for monetary payments and certain other relief. The Company may continue to resolve investigations in a similar manner.

     In June 2008, the Environmental Protection Agency issued a Notice of Violation ("NOV") regarding the operations of the Homer City Generating Station, an electrical generation facility. The NOV alleges, among other things, that the electrical generation facility is being operated in violation of certain federal and state Clean Air Act requirements. Homer City OL6 LLC, an entity owned by Metropolitan Life Insurance Company, is a passive investor with a minority interest in the electrical generation facility, which is solely operated by the lessee, EME Homer City Generation L.P. ("EME Homer"). Homer City OL6 LLC and EME Homer are among the respondents identified in the NOV. EME Homer has been notified of its obligation to indemnify Homer City OL6 LLC and Metropolitan Life Insurance Company for any claims resulting from the NOV and has expressly acknowledged its obligation to indemnify Homer City OL6 LLC.

  Other Litigation

     Jacynthe Evoy-Larouche v. Metropolitan Life Ins. Co. (Que. Super. Ct., filed March 1998). This putative class action lawsuit involving sales practices claims was filed against Metropolitan Life Insurance Company in Canada. Plaintiff alleged misrepresentations regarding dividends and future payments for life insurance policies and seeks unspecified damages. Pursuant to a judgment dated March 11, 2009, this lawsuit was dismissed.

     The American Dental Association, et al. v. MetLife Inc., et al. (S.D. Fla., filed May 19, 2003). The American Dental Association and three individual providers have sued MetLife, Inc., Metropolitan Life Insurance Company and other non-affiliated insurance companies in a putative class action lawsuit. The plaintiffs purport to represent a nationwide class of in-network providers who allege that their claims are being wrongfully reduced by downcoding, bundling, and the improper use and programming of software. The complaint alleges federal racketeering and various state law theories of liability. On February 10, 2009, the district court granted the Company's motion to dismiss plaintiffs' second amended complaint, dismissing all of plaintiffs' claims except for breach of contract claims. Plaintiffs had been provided with an opportunity to re-plead the dismissed claims by February 26, 2009. Since plaintiffs never amended these claims, they were dismissed with prejudice on March 2, 2009. By order dated March 20, 2009, the court declined to retain jurisdiction over the remaining breach of contract claims and dismissed the lawsuit.

     In Re Ins. Brokerage Antitrust Litig. (D. N.J., filed February 24,
2005). In this multi-district class action proceeding, plaintiffs' complaint alleged that MetLife, Inc., Metropolitan Life Insurance Company, several non-affiliated insurance companies and several insurance brokers violated the Racketeer Influenced and Corrupt Organizations Act ("RICO"), the Employee Retirement Income Security Act of 1974 ("ERISA"), and antitrust laws and committed other misconduct in the context of providing insurance to employee benefit plans and to persons who participate in such employee benefit plans. In August and September 2007 and January 2008, the court issued orders granting defendants' motions to dismiss with prejudice the federal antitrust, the RICO, and the ERISA claims. In February 2008, the court dismissed the remaining state law claims on jurisdictional grounds. Plaintiffs' appeal from the orders dismissing their RICO and federal antitrust claims is pending with the U.S. Court of Appeals for the Third Circuit. A putative class action alleging that MetLife, Inc. and other non-affiliated defendants violated

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


state laws was transferred to the District of New Jersey but was not consolidated with other related actions. Plaintiffs' motion to remand this action to state court in Florida is pending.

     Metropolitan Life Insurance Company v. Park Avenue Securities, et. al. (FINRA Arbitration, filed May 2006). Metropolitan Life Insurance Company commenced an action against Park Avenue Securities LLC., a registered investment adviser and broker-dealer that is an indirect wholly-owned subsidiary of The Guardian Life Insurance Company of America, alleging misappropriation of confidential and proprietary information and use of prohibited methods to solicit Metropolitan Life Insurance Company customers and recruit Metropolitan Life Insurance Company financial services representatives. On February 12, 2009, a FINRA arbitration panel awarded Metropolitan Life Insurance Company $21 million in damages, including punitive damages and attorneys' fees. Park Avenue Securities may appeal the award.

     Thomas, et al. v. Metropolitan Life Ins. Co., et al. (W.D. Okla., filed January 31, 2007). A putative class action complaint was filed against Metropolitan Life Insurance Company and MetLife Securities, Inc. Plaintiffs assert legal theories of violations of the federal securities laws and violations of state laws with respect to the sale of certain proprietary products by the Company's agency distribution group. Plaintiffs seek rescission, compensatory damages, interest, punitive damages and attorneys' fees and expenses. In January and May 2008, the court issued orders granting the defendants' motion to dismiss in part, dismissing all of plaintiffs' claims except for claims under the Investment Advisers Act. Defendants' motion to dismiss claims under the Investment Advisers Act was denied. The Company will vigorously defend against the remaining claims in this matter.

     Sales Practices Claims. Over the past several years, Metropolitan Life Insurance Company, New England and GALIC have faced numerous claims, including class action lawsuits, alleging improper marketing or sales of individual life insurance policies, annuities, mutual funds or other products. Some of the current cases seek substantial damages, including punitive and treble damages and attorneys' fees. At December 31, 2008, there were approximately 125 sales practices litigation matters pending against the Company. The Company continues to vigorously defend against the claims in these matters. The Company believes adequate provision has been made in its consolidated financial statements for all probable and reasonably estimable losses for sales practices claims against Metropolitan Life Insurance Company, New England, GALIC, MetLife Securities, Inc. and Walnut Street Securities.

  Summary

     Putative or certified class action litigation and other litigation and claims and assessments against the Company, in addition to those discussed previously and those otherwise provided for in the Company's consolidated financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor and taxpayer. Further, state insurance regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

     It is not possible to predict the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses, except as noted previously in connection with specific matters. In some of the matters referred to previously, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's consolidated net income or cash flows in particular quarterly or annual periods.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  INSOLVENCY ASSESSMENTS

     Most of the jurisdictions in which the Company is admitted to transact business require insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. Assets and liabilities held for insolvency assessments are as follows:

                                                                DECEMBER 31,
                                                               --------------
                                                               2008      2007
                                                               ----      ----
                                                                (IN MILLIONS)
Other Assets:
  Premium tax offset for future undiscounted assessments.....   $37       $24
  Premium tax offsets currently available for paid
     assessments.............................................     5         5
                                                                ---       ---
                                                                $42       $29
                                                                ===       ===
Other Liabilities:
  Insolvency assessments.....................................   $57       $41
                                                                ===       ===



     Assessments levied against the Company were $2 million, less than $1 million and $1 million for the years ended December 31, 2008, 2007 and 2006, respectively.

COMMITMENTS

  LEASES

     In accordance with industry practice, certain of the Company's income from lease agreements with retail tenants are contingent upon the level of the tenants' sales revenues. Additionally, the Company, as lessee, has entered into various lease and sublease agreements for office space, data processing and other equipment. Future minimum rental and sublease income, and minimum gross rental payments relating to these lease agreements are as follows:

                                                                           GROSS
                                                     RENTAL   SUBLEASE    RENTAL
                                                     INCOME    INCOME    PAYMENTS
                                                     ------   --------   --------
                                                             (IN MILLIONS)
2009...............................................   $390       $12      $  189
2010...............................................   $347       $ 8      $  190
2011...............................................   $270       $ 8      $  168
2012...............................................   $209       $ 8      $  143
2013...............................................   $170       $ 8      $  129
Thereafter.........................................   $534       $33      $1,061


     During the fourth quarter of 2008, MetLife, Inc. moved certain of its operations in New York from Long Island City to New York City. As a result of this movement of operations and current market conditions, which precluded the immediate and complete sublet of all unused space in both Long Island City and New York City, the Company incurred a lease impairment charge of $38 million which is included within other expenses in Corporate & Other. The impairment charge was determined based upon the present value of the gross rental payments less sublease income discounted at a risk-adjusted rate over the remaining lease terms which range from 15-20 years. The

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Company has made assumptions with respect to the timing and amount of future sublease income in the determination of this impairment charge. Additional impairment charges could be incurred should market conditions deteriorate further or last for a period significantly longer than anticipated.

  COMMITMENTS TO FUND PARTNERSHIP INVESTMENTS

     The Company makes commitments to fund partnership investments in the normal course of business. The amounts of these unfunded commitments were $2.9 billion and $2.8 billion at December 31, 2008 and 2007, respectively. The Company anticipates that these amounts will be invested in partnerships over the next five years.

  MORTGAGE LOAN COMMITMENTS

     The Company commits to lend funds under mortgage loan commitments. The amounts of these mortgage loan commitments were $2.2 billion and $3.3 billion at December 31, 2008 and 2007, respectively.

  COMMITMENTS TO FUND BANK CREDIT FACILITIES, BRIDGE LOANS AND PRIVATE CORPORATE BOND INVESTMENTS

     The Company commits to lend funds under bank credit facilities, bridge loans and private corporate bond investments. The amounts of these unfunded commitments were $611 million and $667 million at December 31, 2008 and 2007, respectively.

GUARANTEES

     In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties pursuant to which it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities, and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation ranging from less than $1 million to $800 million, with a cumulative maximum of $1.1 billion, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future. Management believes that it is unlikely the Company will have to make any material payments under these indemnities, guarantees or commitments.

     In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future.

     During the year ended December 31, 2008, the Company recorded $7 million of additional liabilities for guarantees related to certain investment transactions. The term for these guarantees and their associated liabilities varies, with a maximum of 18 years. The maximum potential amount of future payments the Company could be required to pay under these guarantees is $202 million. During the year ended December 31, 2008, the Company reduced $3 million of previously recorded liabilities related to these investment transactions. The Company's

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


recorded liability was $4 million at December 31, 2008 for indemnities, guarantees and commitments. The Company had no liability for indemnities, guarantees and commitments at December 31, 2007.

     In connection with synthetically created investment transactions, the Company writes credit default swap obligations that generally require payment of principal outstanding due in exchange for the referenced credit obligation. If a credit event, as defined by the contract, occurs the Company's maximum amount at risk, assuming the value of all referenced credit obligations is zero, was $1,558 million at December 31, 2008. The Company can terminate these contracts at any time through cash settlement with the counterparty at an amount equal to the then current fair value of the credit default swaps. As of December 31, 2008, the Company would have paid $35 million to terminate all of these contracts.

     See Note 4 for further disclosures related to credit default swap obligations.

14.  EMPLOYEE BENEFIT PLANS

  PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

     The Company sponsors and administers various qualified and non-qualified defined benefit pension plans and other postretirement employee benefit plans covering employees and sales representatives who meet specified eligibility requirements of the sponsor and its participating affiliates. Participating affiliates are allocated a proportionate share of net expense related to the plans as well as contributions made to the plans. Pension benefits are provided utilizing either a traditional formula or cash balance formula. The traditional formula provides benefits based upon years of credited service and either final average or career average earnings. The cash balance formula utilizes hypothetical or notional accounts which credit participants with benefits equal to a percentage of eligible pay, as well as earnings credits, determined annually, based upon the average annual rate of interest on 30-year U.S. Treasury securities, for each account balance. At December 31, 2008, the majority of active participants are accruing benefits under the cash balance formula; however, approximately 95% of the Company's obligations result from benefits calculated with the traditional formula. The non-qualified pension plans provide supplemental benefits, in excess of amounts permitted by governmental agencies, to certain executive level employees. The Company's proportionate share of net pension expense related to its sponsored pension plans was $49 million for the year ended December 31, 2008.

     The Company also provides certain postemployment benefits and certain postretirement medical and life insurance benefits for retired employees. The other postretirement plans cover eligible employees of the sponsor and its participating affiliates who were hired prior to 2003 (or, in certain cases, rehired during or after 2003) and meet age and service criteria while working for the Company or its participating affiliates, at various levels, in accordance with the applicable plans. Virtually all retirees, or their beneficiaries, contribute a portion of the total cost of postretirement medical benefits. Participating affiliates are allocated a proportionate share of net expense and contributions related to the postemployment and other postretirement plans. Employees hired after 2003 are not eligible for any employer subsidy for postretirement medical benefits. The Company's proportionate share of net other postretirement expense related to its sponsored other postretirement plans was ($8) million for the year ended December 31, 2008.

     As described more fully in Note 1, effective December 31, 2006, MetLife, Inc. adopted SFAS 158. The adoption of SFAS 158 required the recognition of the funded status of defined benefit pension and other postretirement benefit plans and eliminated the additional minimum pension liability provision of SFAS 87. The Company's additional minimum pension liability was $78 million, and the intangible asset was $12 million, at December 31, 2005. The excess of the additional minimum pension liability over the intangible asset of $66 million, $41 million net of income tax, was recorded as a reduction of accumulated other comprehensive income. At December 31, 2006, immediately prior to adopting SFAS 158, the Company's additional minimum pension liability was $92 million. The additional minimum pension liability of $59 million, net of income tax of $33 million, was

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


recorded as a reduction of accumulated other comprehensive income. The change in the additional minimum pension liability of $18 million, net of income tax, was reflected as a component of comprehensive income for the year ended December 31, 2006. Upon adoption of SFAS 158, the Company eliminated the additional minimum pension liability and recognized as an adjustment to accumulated other comprehensive income (loss), net of income tax, those amounts of actuarial gains and losses, prior service costs and credits, and the remaining net transition asset or obligation that had not yet been included in net periodic benefit cost at the date of adoption.

     The following table summarizes the adjustments to the December 31, 2006 consolidated balance sheet as a result of recognizing the funded status of the defined benefit plans:

                                                                 DECEMBER 31, 2006
                                                 -------------------------------------------------
                                                              ADDITIONAL
                                                                MINIMUM
                                                     PRE        PENSION   ADOPTION OF      POST
                                                   SFAS 158    LIABILITY    SFAS 158     SFAS 158
BALANCE SHEET CAPTION                            ADJUSTMENTS  ADJUSTMENT   ADJUSTMENT  ADJUSTMENTS
-----------------------------------------------  -----------  ----------  -----------  -----------
                                                                   (IN MILLIONS)
Other assets: Prepaid pension benefit cost.....     $1,878       $ --       $  (999)     $   879
Other assets: Intangible asset.................     $   12        (12)           --      $    --
Other liabilities: Accrued pension benefit
  cost.........................................     $ (474)       (14)          (66)     $  (554)
Other liabilities: Accrued other postretirement
  benefit plan cost............................     $ (688)        --           (96)     $  (784)
                                                                 ----       -------
  Subtotal.....................................                   (26)       (1,161)
Net liability of subsidiary held-for-sale......                    --           (17)
                                                                 ----       -------
Accumulated other comprehensive income (loss),
  before income tax:
Defined benefit plans..........................     $  (66)       (26)       (1,178)     $(1,270)
Minority interest..............................                    --             8
Deferred income tax............................                     8           421
                                                                 ----       -------
Accumulated other comprehensive income (loss),
  net of income tax:
Defined benefit plans..........................     $  (41)      $(18)      $  (749)     $  (808)
                                                                 ====       =======



     A December 31 measurement date is used for all of the Company's defined benefit pension and other postretirement benefit plans.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  OBLIGATIONS, FUNDED STATUS AND NET PERIODIC BENEFIT COSTS

                                                                DECEMBER 31,
                                                     ---------------------------------
                                                                            OTHER
                                                         PENSION        POSTRETIREMENT
                                                         BENEFITS          BENEFITS
                                                     ---------------   ---------------
                                                      2008     2007     2008     2007
                                                     ------   ------   ------   ------
                                                               (IN MILLIONS)
Change in benefit obligation:
Benefit obligation at beginning of year............  $5,668   $5,854   $1,581   $2,043
  Service cost.....................................     159      158       20       26
  Interest cost....................................     375      348      101      102
  Plan participants' contributions.................      --       --       31       31
  Net actuarial (gains) losses.....................     139     (383)      19     (464)
  Change in benefits...............................       1       39       --       --
  Prescription drug subsidy........................      --       --       10       13
  Benefits paid....................................    (349)    (348)    (146)    (170)
                                                     ------   ------   ------   ------
Benefit obligation at end of year..................   5,993    5,668    1,616    1,581
                                                     ------   ------   ------   ------
Change in plan assets:
Fair value of plan assets at beginning of year.....   6,467    6,228    1,181    1,169
  Actual return on plan assets.....................    (943)     539     (149)      58
  Employer contribution............................     341       48        1        1
  Benefits paid....................................    (349)    (348)     (23)     (47)
                                                     ------   ------   ------   ------
  Fair value of plan assets at end of year.........   5,516    6,467    1,010    1,181
                                                     ------   ------   ------   ------
  Funded status at end of year.....................  $ (477)  $  799   $ (606)  $ (400)
                                                     ======   ======   ======   ======
Amounts recognized in the consolidated balance
  sheet consist of:
  Other assets.....................................  $  208   $1,382   $   --   $   --
  Other liabilities................................    (685)    (583)    (606)    (400)
                                                     ------   ------   ------   ------
  Net amount recognized............................  $ (477)  $  799   $ (606)  $ (400)
                                                     ======   ======   ======   ======
Accumulated other comprehensive (income) loss:
  Net actuarial (gains) losses.....................  $2,196   $  633   $  146   $ (112)
  Prior service cost (credit)......................      44       63     (157)    (194)
                                                     ------   ------   ------   ------
  Accumulated other comprehensive (income) loss....  $2,240   $  696   $  (11)  $ (306)
                                                     ======   ======   ======   ======


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The aggregate projected benefit obligation and aggregate fair value of plan assets for the pension plans were as follows:

                                                             DECEMBER 31,
                                          -------------------------------------------------
                                                            NON-QUALIFIED
                                           QUALIFIED PLAN        PLAN            TOTAL
                                          ---------------   -------------   ---------------
                                           2008     2007     2008    2007    2008     2007
                                          ------   ------   -----   -----   ------   ------
                                                            (IN MILLIONS)
Aggregate fair value of plan assets
  (principally Company contracts).......  $5,516   $6,467   $  --   $  --   $5,516   $6,467
Aggregate projected benefit obligation..   5,308    5,085     685     583    5,993    5,668
                                          ------   ------   -----   -----   ------   ------
Over (under) funded.....................  $  208   $1,382   $(685)  $(583)  $ (477)  $  799
                                          ======   ======   =====   =====   ======   ======



     The accumulated benefit obligation for all defined benefit pension plans was $5,583 million and $5,256 million at December 31, 2008 and 2007, respectively.

     Information for pension plans with an accumulated benefit obligation in excess of plan assets is as follows:

                                                               DECEMBER 31,
                                                              --------------
                                                              2008      2007
                                                              ----      ----
                                                               (IN MILLIONS)
Projected benefit obligation................................  $685      $583
Accumulated benefit obligation..............................  $577      $508
Fair value of plan assets...................................  $ --      $ --


     Information for pension and other postretirement benefit plans with a projected benefit obligation in excess of plan assets is as follows:

                                                          DECEMBER 31,
                                               ---------------------------------
                                                                      OTHER
                                                   PENSION        POSTRETIREMENT
                                                   BENEFITS          BENEFITS
                                               ---------------   ---------------
                                                2008     2007     2008     2007
                                               ------   ------   ------   ------
                                                         (IN MILLIONS)
Projected benefit obligation.................   $685     $583    $1,616   $1,581
Fair value of plan assets....................   $ --     $ --    $1,010   $1,181

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The components of net periodic benefit cost and other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) were as follows:

                                                          YEARS ENDED DECEMBER 31,
                                            ---------------------------------------------------
                                                                                 OTHER
                                                     PENSION                POSTRETIREMENT
                                                    BENEFITS                   BENEFITS
                                            ------------------------   ------------------------
                                             2008     2007     2006     2008     2007     2006
                                            ------   ------   ------   ------   ------   ------
                                                               (IN MILLIONS)
NET PERIODIC BENEFIT COST
  Service cost............................  $  159    $ 158    $ 155    $ 20     $  26    $ 35
  Interest cost...........................     375      348      328     101       102     116
  Expected return on plan assets..........    (517)    (501)    (447)    (88)      (87)    (80)
  Amortization of net actuarial (gains)
     losses...............................      24       68      131      --        --      21
  Amortization of prior service cost
     (credit).............................      15       17        7     (36)      (36)    (37)
                                            ------   ------   ------   ------   ------   ------
     Net periodic benefit cost............      56       90    $ 174      (3)        5    $ 55
                                                              ======                     ======
     Net periodic benefit cost of
       subsidiary held-for-sale...........      --        4               --         1
                                            ------   ------            ------   ------
                                                56       94               (3)        6
                                            ------   ------            ------   ------
OTHER CHANGES IN PLAN ASSETS AND BENEFIT
  OBLIGATIONS RECOGNIZED IN OTHER
  COMPREHENSIVE INCOME (LOSS)
  Net actuarial (gains) losses............   1,563     (424)             258      (440)
  Prior service cost (credit).............     (19)      40               37        --
  Amortization of net actuarial (gains)
     losses...............................     (24)     (68)              --        --
  Amortization of prior service cost
     (credit).............................     (15)     (17)              36        36
                                            -- ---    -----             ----     -----
     Total recognized in other
       comprehensive income (loss)........   1,505     (469)             331      (404)
                                            -- ---    -----             ----     -----
     Total recognized in net periodic
       benefit cost and other
       comprehensive income (loss)........  $1,561    $(375)            $328     $(398)
                                            ======   ======            ======   ======



     The estimated net actuarial losses and prior service cost for the pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next year are $198 million and $9 million, respectively.

     The estimated net actuarial losses and prior service credit for the defined benefit other postretirement benefit plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next year are $10 million and ($36) million, respectively.

     In 2004, the Company adopted the guidance in FSP No. 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, to account for future subsidies to be received under the Prescription Drug Act. The Company began receiving these subsidies during

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


2006. A summary of the reduction to the APBO and related reduction to the components of net periodic other postretirement benefit plan cost is as follows:

                                                            DECEMBER 31,
                                                         ------------------
                                                         2008   2007   2006
                                                         ----   ----   ----
                                                            (IN MILLIONS)
Cumulative reduction in benefit obligation:
  Balance, beginning of year...........................  $299   $328   $298
  Service cost.........................................     5      7      6
  Interest cost........................................    20     19     19
  Net actuarial gains (losses).........................     3    (42)    15
  Prescription drug subsidy............................   (10)   (13)   (10)
                                                         ----   ----   ----
     Balance, end of year..............................  $317   $299   $328
                                                         ====   ====   ====




                                                          YEARS ENDED DECEMBER 31,
                                                          ------------------------
                                                          2008      2007      2006
                                                          ----      ----      ----
                                                                (IN MILLIONS)
Reduction in net periodic benefit cost:
  Service cost..........................................   $ 5       $ 7       $ 6
  Interest cost.........................................    20        19        19
  Amortization of net actuarial gains (losses)..........    --         5        30
                                                           ---       ---       ---
     Total reduction in net periodic benefit cost.......   $25       $31       $55
                                                           ===       ===       ===



     The Company received subsidies of $12 million and $10 million for the years ended December 31, 2008 and 2007, respectively.

  ASSUMPTIONS

     Assumptions used in determining benefit obligations were as follows:

                                                       DECEMBER 31,
                                       -------------------------------------------
                                                                     OTHER
                                             PENSION             POSTRETIREMENT
                                             BENEFITS               BENEFITS
                                       -------------------   ---------------------
                                          2008       2007      2008         2007
                                       ---------   -------   --------     --------
Weighted average discount rate.......    6.60%      6.65%      6.62%        6.65%
Rate of compensation increase........  3.5%-7.5%   4.0%-8%      N/A          N/A


     Assumptions used in determining net periodic benefit cost were as follows:

                                                       DECEMBER 31,
                                ---------------------------------------------------------
                                                                  OTHER POSTRETIREMENT
                                      PENSION BENEFITS                  BENEFITS
                                ---------------------------   ---------------------------
                                  2008      2007      2006      2008      2007      2006
                                -------   -------   -------   -------   -------   -------
Weighted average discount
  rate........................   6.65%     6.00%     5.80%      6.65%     6.00%     5.79%
Weighted average expected rate
  of return on plan assets....   8.25%     8.25%     8.25%      7.33%     7.48%     7.42%
Rate of compensation
  increase....................  3.5%-8%   4.0%-8%   4.0%-8%      N/A       N/A       N/A

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The discount rate is determined annually based on the yield, measured on a yield to worst basis, of a hypothetical portfolio constructed of high quality debt instruments available on the valuation date, which would provide the necessary future cash flows to pay the aggregate projected benefit obligation when due.

     The expected rate of return on plan assets is based on anticipated performance of the various asset sectors in which the plan invests, weighted by target allocation percentages. Anticipated future performance is based on long-term historical returns of the plan assets by sector, adjusted for the Company's long-term expectations on the performance of the markets. While the precise expected return derived using this approach will fluctuate from year to year, the Company's policy is to hold this long-term assumption constant as long as it remains within reasonable tolerance from the derived rate.

     The weighted average expected return on plan assets for use in that plan's valuation in 2009 is currently anticipated to be 8.25% for pension benefits and postretirement medical benefits and 6.25% for postretirement life benefits.

     The assumed healthcare cost trend rates used in measuring the APBO and net periodic benefit cost were as follows:

                                                          DECEMBER 31,
                                ---------------------------------------------------------------
                                             2008                             2007
                                ------------------------------   ------------------------------
Pre-Medicare eligible claims..  8.8% down to 5.8% in 2018 and    8.5% down to 5% in 2014 and
                                gradually decreasing until       remaining constant thereafter
                                2079 reaching the ultimate
                                rate of 4.1%
Medicare eligible claims......  8.8% down to 5.8% in 2018 and    10.5% down to 5% in 2018 and
                                gradually decreasing until       remaining constant thereafter
                                2079 reaching the ultimate
                                rate of 4.1%


     Assumed healthcare cost trend rates may have a significant effect on the amounts reported for healthcare plans. A one-percentage point change in assumed healthcare cost trend rates would have the following effects:

                                                       ONE PERCENT   ONE PERCENT
                                                         INCREASE      DECREASE
                                                       -----------   -----------
                                                             (IN MILLIONS)
Effect on total of service and interest cost
  components.........................................      $ 6           $ (6)
Effect of accumulated postretirement benefit
  obligation.........................................      $76           $(86)


  PLAN ASSETS

     The Company has issued group annuity and life insurance contracts supporting approximately 99% of all pension and other postretirement benefit plans assets.

     The account values of the group annuity and life insurance contracts issued by the Company and held as assets of the pension and other postretirement benefit plans were $6,451 million and $7,565 million at December 31, 2008 and 2007, respectively. The majority of such account values are held in separate accounts established by the Company. Total revenue from these contracts recognized in the consolidated statements of income was $42 million, $47 million and $48 million for the years ended December 31, 2008, 2007 and 2006, respectively, and includes policy charges, net investment income from investments backing the contracts and administrative fees. Total investment income (loss), including realized and unrealized gains and losses, credited to the account balances were ($1,090) million, $603 million and $818 million for the years ended December 31, 2008, 2007 and 2006, respectively. The terms of these contracts are consistent in all material respects with those the Company offers to unaffiliated parties that are similarly situated.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The weighted-average allocations of pension plan and other postretirement benefit plan assets were as follows:

                                                             DECEMBER 31,
                                                     ---------------------------
                                                                       OTHER
                                                                    POSTRETIRE-
                                                       PENSION          MENT
                                                       BENEFITS       BENEFITS
                                                     -----------   -------------
                                                     2008   2007   2008     2007
                                                     ----   ----   ----     ----
ASSET CATEGORY
Equity securities..................................    28%    38%    27%      37%
Fixed maturity securities..........................    51     44     71       58
Other (Real Estate and Alternative Investments)....    21     18      2        5
                                                      ---    ---    ---      ---
  Total............................................   100%   100%   100%     100%
                                                      ===    ===    ===      ===



     The weighted-average target allocations of pension plan and other postretirement benefit plan assets for 2009 are as follows:

                                                        PENSION    OTHER
                                                        -------   -------
ASSET CATEGORY
Equity securities.....................................  25%-45%   30%-45%
Fixed maturity securities.............................  35%-55%   55%-85%
Other (Real Estate and Alternative Investments).......   5%-32%    0%-10%


     Target allocations of assets are determined with the objective of maximizing returns and minimizing volatility of net assets through adequate asset diversification. Adjustments are made to target allocations based on an assessment of the impact of economic factors and market conditions.

  CASH FLOWS

     It is the Company's practice to make contributions to the qualified pension plans to comply with minimum funding requirements of ERISA. In accordance with such practice, no contributions were required for the years ended December 31, 2008 or 2007. No contributions will be required for 2009. The Company made discretionary contributions of $286 million to the qualified pension plans during the year ended December 31, 2008 and did not make discretionary contributions for the year ended December 31, 2007. The Company expects to make additional discretionary contributions of $143 million in 2009.

     Benefit payments due under the non-qualified pension plans are funded from the Company's general assets as they become due under the provision of the plans. These payments totaled $41 million and $48 million for the years ended December 31, 2008 and 2007, respectively. These payments are expected to be at approximately the same level in 2009.

     Other postretirement benefits represent a non-vested, non-guaranteed obligation of the Company and current regulations do not require specific funding levels for these benefits. While the Company has partially funded such plans in advance, it has been the Company's practice to primarily use their general assets, net of participant's contributions, to pay postretirement medical claims as they come due in lieu of utilizing plan assets. Total payments equaled $146 million and $170 million for the years ended December 31, 2008 and 2007, respectively.

     The Company expects to make contributions of $118 million, net of participant's contributions, toward the other postretirement plan obligations in 2009. As noted previously, the Company expects to receive subsidies under the Prescription Drug Act to partially offset such payments.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Gross benefit payments for the next ten years, which reflect expected future service where appropriate, and gross subsidies to be received under the Prescription Drug Act are expected to be as follows:

                                                              OTHER POSTRETIREMENT
                                                                    BENEFITS
                                                          ---------------------------
                                                                  PRESCRIPTION
                                                PENSION               DRUG
                                               BENEFITS   GROSS     SUBSIDIES     NET
                                               --------   -----   ------------   ----
                                                            (IN MILLIONS)
2009.........................................   $  379     $133       $ (15)     $118
2010.........................................   $  393     $138       $ (16)     $122
2011.........................................   $  402     $144       $ (16)     $128
2012.........................................   $  418     $148       $ (17)     $131
2013.........................................   $  431     $152       $ (18)     $134
2014-2018....................................   $2,368     $836       $(107)     $729


  SAVINGS AND INVESTMENT PLANS

     The Company sponsors savings and investment plans for substantially all employees under which a portion of employee contributions are matched. The Company contributed $63 million, $66 million and $71 million for the years ended December 31, 2008, 2007 and 2006, respectively.

15.  EQUITY

  CAPITAL CONTRIBUTIONS

     During the year ended December 31, 2008, MetLife, Inc. contributed and paid $4 million in the form of line of credit fees on the Company's behalf.

     During the year ended December, 31, 2008, in connection with an acquisition by MetLife, Inc., MetLife, Inc. contributed $9 million to the Company in the form of intangible assets and the associated deferred income tax liability, for which the Company receives the benefit. See Note 7.

     On December 12, 2007, MetLife, Inc. contributed $7 million to the Company in connection with the Company's issuance of a surplus note to MetLife Capital Trust IV. See Note 10.

     On October 20, 2006, MetLife, Inc. contributed $17 million to the Company in connection with the sale and merger of CLIC. See Note 2.

     On September 30, 2006, MetLife, Inc. contributed $377 million to the Company in the form of intangible assets. See Note 2.

     On May 1, 2006, GALIC, an indirect insurance subsidiary of the Company, sold its wholly-owned insurance subsidiary, Paragon Life Insurance Company ("Paragon"), to its ultimate parent, MetLife, Inc. Immediately following the sale, MetLife, Inc. merged Paragon, an affiliate of the Company, with and into the Company. In connection with the transaction, MetLife, Inc. contributed $76 million to the Company.

  EXCESS PROCEEDS RECEIVED ON SALE OF INTERESTS IN AFFILIATES

     On November 1, 2007, the Company sold its interests in MetLife Mexico, S.A. and MetLife Pensiones, S.A., both affiliates, to MetLife International Holdings, Inc. ("MIHI"), also an affiliate, at their approximate aggregate fair value of $34 million. The Company's carrying value of the interests at the time of sale was $4 million. The excess cash consideration received from MIHI over the Company's carrying value resulted in an increase of $30 million in additional paid-in capital.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  STOCK-BASED COMPENSATION PLANS

  Overview

     As described more fully in Note 1, effective January 1, 2006, in conjunction with MetLife, Inc., the Company adopted SFAS 123(r), using the modified prospective transition method. The adoption of SFAS 123(r) did not have a significant impact on the Company's financial position or results of operations.

     The stock-based compensation expense recognized by the Company is related to awards under incentive plans of MetLife, Inc., as described herein.

  Description of Plans

     The MetLife, Inc. 2000 Stock Incentive Plan, as amended (the "Stock Incentive Plan"), authorized the granting of awards in the form of options to buy shares of MetLife, Inc.'s common stock ("Stock Options") that either qualify as incentive Stock Options under Section 422A of the Internal Revenue Code or are non-qualified. Under the MetLife, Inc. 2005 Stock and Incentive Compensation Plan, as amended (the "2005 Stock Plan"), awards granted may be in the form of Stock Options, Stock Appreciation Rights, Restricted Stock or Restricted Stock Units, Performance Shares or Performance Share Units, Cash-Based Awards, and Stock-Based Awards (each as defined in the 2005 Stock Plan). The Stock Incentive Plan, 2005 Stock Plan, and the Long-Term Performance Compensation Plan ("LTPCP"), as described below, are hereinafter collectively referred to as the "Incentive Plans."

     The aggregate number of shares of MetLife, Inc. common stock reserved for issuance under the 2005 Stock Plan and the LTPCP is 68,000,000, plus those shares available but not utilized under the Stock Incentive Plan and those shares utilized under the Stock Incentive Plan that are recovered due to forfeiture of Stock Options. Additional shares of MetLife, Inc. common stock carried forward from the Stock Incentive Plan and available for issuance under the 2005 Stock Plan were 12,584,119 at December 31, 2008. Each share issued under the 2005 Stock Plan in connection with a Stock Option or Stock Appreciation Right reduces the number of shares remaining for issuance under that plan by one, and each share issued under the 2005 Stock Plan in connection with awards other than Stock Options or Stock Appreciation Rights reduces the number of shares remaining for issuance under that plan by 1.179 shares. At December 31, 2008, the aggregate number of shares of MetLife, Inc. common stock remaining available for issuance pursuant to the 2005 Stock Plan was 55,654,550.

     Stock Option exercises and other stock-based awards to employees settled in shares are satisfied through the issuance of shares held in treasury by MetLife, Inc. The Company does not issue any of its own shares in satisfaction of stock-based compensation awards to employees.

     MetLife, Inc. allocated 89%, 88% and 90% of stock-based compensation to the Company for the years ended December 31, 2008, 2007 and 2006, respectively. This allocation represents substantially all stock-based compensation recognized in the Company's consolidated results of operations. Accordingly, the discussion herein addresses MetLife, Inc.'s practices for recognizing expense for awards under the Incentive Plans. Underlying awards are expressed in their entirety with related expense amounts representing the resulting allocation to the Company.

     Compensation expense related to awards under the Incentive Plans is recognized based on the number of awards expected to vest, which represents the awards granted less expected forfeitures over the life of the award, as estimated at the date of grant. Unless a material deviation from the assumed rate is observed during the term in which the awards are expensed, any adjustment necessary to reflect differences in actual experience is recognized in the period the award becomes payable or exercisable. Compensation expense of $108 million, $128 million and $130 million, and income tax benefits of $38 million, $45 million and $46 million, related to the Incentive Plans was allocated to the Company for the years ended December 31, 2008, 2007 and 2006, respectively. Compensation expense is principally related to the issuance of Stock Options, Performance Shares and LTPCP arrangements.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Stock Options

     All Stock Options granted had an exercise price equal to the closing price of MetLife, Inc.'s common stock as reported on the New York Stock Exchange on the date of grant, and have a maximum term of ten years. Certain Stock Options granted under the Stock Incentive Plan and the 2005 Stock Plan have or will become exercisable over a three year period commencing with the date of grant, while other Stock Options have or will become exercisable three years after the date of grant.

     A summary of the activity related to Stock Options for the year ended December 31, 2008 is presented below. The aggregate intrinsic value was computed using the closing share price on December 31, 2008 of $34.86 and December 31, 2007 of $61.62, as applicable.

                                                                             WEIGHTED
                                                                             AVERAGE
                                                                            REMAINING      AGGREGATE
                                         SHARES UNDER   WEIGHTED AVERAGE   CONTRACTUAL     INTRINSIC
                                            OPTION       EXERCISE PRICE        TERM          VALUE
                                         ------------   ----------------   -----------   -------------
                                                                             (YEARS)     (IN MILLIONS)
Outstanding at January 1, 2008.........   24,362,746         $38.85            6.18           $555
                                                             ======            ====           ====
  Granted..............................    3,464,075         $59.48
  Exercised............................   (1,372,254)        $32.76
  Cancelled/Expired....................     (142,145)        $44.62
  Forfeited............................     (219,330)        $51.44
                                          ----------
Outstanding at December 31, 2008.......   26,093,092         $41.75            5.73           $ --
                                          ==========         ======            ====           ====
Aggregate number of stock options
  expected to vest at December 31,
  2008.................................   25,503,025         $41.38            5.66           $ --
                                          ==========         ======            ====           ====
Exercisable at December 31, 2008.......   19,405,732         $35.84            4.80           $ --
                                          ==========         ======            ====           ====



     The fair value of Stock Options is estimated on the date of grant using a binomial lattice model. Significant assumptions used in MetLife, Inc.'s binomial lattice model, which are further described below, include: expected volatility of the price of MetLife, Inc.'s common stock; risk-free rate of return; expected dividend yield on MetLife, Inc.'s common stock; exercise multiple; and the post-vesting termination rate.

     Expected volatility is based upon an analysis of historical prices of MetLife, Inc.'s common stock and call options on that common stock traded on the open market. MetLife, Inc. uses a weighted-average of the implied volatility for publicly traded call options with the longest remaining maturity nearest to the money as of each valuation date and the historical volatility, calculated using monthly closing prices of its common stock. MetLife, Inc. chose a monthly measurement interval for historical volatility as it believes this better depicts the nature of employee option exercise decisions being based on longer-term trends in the price of the underlying shares rather than on daily price movements.

     The binomial lattice model used by MetLife, Inc. incorporates different risk-free rates based on the imputed forward rates for U.S. Treasury Strips for each year over the contractual term of the option. The table below presents the full range of rates that were used for options granted during the respective periods.

     Dividend yield is determined based on historical dividend distributions compared to the price of the underlying common stock as of the valuation date and held constant over the life of the Stock Option.

     The binomial model used by MetLife, Inc. incorporates the contractual term of the Stock Options and then factors in expected exercise behavior and a post-vesting termination rate, or the rate at which vested options are exercised or expire prematurely due to termination of employment, to derive an expected life. Exercise behavior in

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


the binomial lattice model used by MetLife, Inc. is expressed using an exercise multiple, which reflects the ratio of exercise price to the strike price of Stock Options granted at which holders of the Stock Options are expected to exercise. The exercise multiple is derived from actual historical exercise activity. The post-vesting termination rate is determined from actual historical exercise experience and expiration activity under the Incentive Plans.

     The following weighted average assumptions, with the exception of risk-free rate, which is expressed as a range, were used to determine the fair value of Stock Options issued during the:

                                                       YEARS ENDED DECEMBER 31,
                                               ---------------------------------------
                                                   2008          2007          2006
                                               -----------   -----------   -----------
Dividend yield...............................     1.21%         0.94%         1.04%
Risk-free rate of return.....................  1.91%-7.21%   4.30%-5.32%   4.17%-4.96%
Expected volatility..........................     24.85%        19.54%        22.00%
Exercise multiple............................      1.73          1.66          1.52
Post-vesting termination rate................     3.05%         3.66%         4.09%
Contractual term (years).....................       10            10            10
Expected life (years)........................       6             6             6
Weighted average exercise price of stock
  options granted............................     $59.47        $62.86        $50.21
Weighted average fair value of stock options
  granted....................................     $17.51        $17.76        $13.84


     Compensation expense related to Stock Option awards expected to vest and granted prior to January 1, 2006 is recognized ratably over the requisite service period, which equals the vesting term. Compensation expense related to Stock Option awards expected to vest and granted on or after January 1, 2006 is recognized ratably over the requisite service period or the period to retirement eligibility, if shorter. Compensation expense of $44 million, $49 million and $51 million related to Stock Options was allocated to the Company for the years ended December 31, 2008, 2007 and 2006, respectively.

     At December 31, 2008, MetLife, Inc. had $43 million of total unrecognized compensation costs related to Stock Options. It is expected that these costs will be recognized over a weighted average period of 1.81 years. The Company's allocated portion of Stock Option expense was 88%.

     MetLife, Inc. allocated to its subsidiaries the tax benefit associated with the deduction allowed for Stock Option exercises. The Company's consolidated results of operations include $12 million, $41 million, and $22 million of such tax benefits for the years ended December 31, 2008, 2007, and 2006, respectively.

  Performance Shares

     Beginning in 2005, MetLife, Inc. awarded certain members of management Performance Shares under (and as defined in) the 2005 Stock Plan. Participants are awarded an initial target number of Performance Shares with the final number of Performance Shares payable being determined by the product of the initial target multiplied by a factor of 0.0 to 2.0. The factor applied is based on measurements of MetLife, Inc.'s performance with respect to: (i) the change in annual net operating earnings per share, as defined; and (ii) the proportionate total shareholder return, as defined, with reference to the three-year performance period relative to other companies in the S&P Insurance Index with reference to the same three-year period. Performance Share awards will normally vest in their entirety at the end of the three-year performance period (subject to certain contingencies) and will be payable entirely in shares of MetLife, Inc.'s common stock.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following is a summary of Performance Share activity for the year ended December 31, 2008:

                                                                     WEIGHTED AVERAGE
                                                                        GRANT DATE
                                                PERFORMANCE SHARES      FAIR VALUE
                                                ------------------   ----------------
Outstanding at January 1, 2008................       2,690,125            $48.39
Granted.......................................         954,075            $57.17
Forfeited.....................................         (89,125)           $57.43
Paid..........................................        (968,425)           $36.87
                                                     ---------
Outstanding at December 31, 2008..............       2,586,650            $55.63
                                                     =========
Performance Shares expected to vest at
  December 31, 2008...........................       2,535,784            $55.56
                                                     =========



     Performance Share amounts above represent aggregate initial target awards and do not reflect potential increases or decreases resulting from the final performance factor to be determined at the end of the respective performance period. At December 31, 2008, the three year performance period for the 2006 Performance Share grants was completed. Included in the immediately preceding table are 812,975 outstanding Performance Shares to which the final performance factor will be applied. The calculation of the performance factor is expected to be finalized during the second quarter of 2009 after all data necessary to perform the calculation is publicly available.

     Performance Share awards are accounted for as equity awards but are not credited with dividend-equivalents for actual dividends paid on MetLife, Inc.'s common stock during the performance period. Accordingly, the estimated fair value of Performance Shares is based upon the closing price of MetLife, Inc.'s common stock on the date of grant, reduced by the present value of estimated dividends to be paid on that stock during the performance period.

     Compensation expense related to initial Performance Shares granted prior to January 1, 2006 and expected to vest is recognized ratably during the performance period. Compensation expense related to initial Performance Shares granted on or after January 1, 2006 and expected to vest is recognized ratably over the performance period or the period to retirement eligibility, if shorter. Performance Shares expected to vest and the related compensation expenses may be further adjusted by the performance factor most likely to be achieved, as estimated by management, at the end of the performance period. Compensation expense of $64 million, $79 million and $67 million, related to Performance Shares was allocated to the Company for the years ended December 31, 2008, 2007 and 2006, respectively.

     At December 31, 2008, MetLife, Inc. had $57 million of total unrecognized compensation costs related to Performance Share awards. It is expected that these costs will be recognized over a weighted average period of 1.65 years. The Company's allocated portion of Performance Share expense was 90%.

  Long-Term Performance Compensation Plan

     Prior to January 1, 2005, MetLife, Inc. granted stock-based compensation to certain members of management under the LTPCP. Each participant was assigned a target compensation amount (an "Opportunity Award") at the inception of the performance period with the final compensation amount determined based on the total shareholder return on MetLife, Inc.'s common stock over the three-year performance period, subject to limited further adjustment approved by MetLife, Inc.'s Board of Directors. Payments on the Opportunity Awards were normally payable in their entirety (subject to certain contingencies) at the end of the three-year performance period, and were paid in whole or in part with shares of MetLife, Inc.'s common stock, as approved by MetLife, Inc.'s Board of Directors. There were no new grants under the LTPCP during the years ended December 31, 2008, 2007 and 2006.

     A portion of each Opportunity Award under the LTPCP was settled in shares of MetLife, Inc.'s common stock while the remainder was settled in cash. The portion of the Opportunity Award settled in shares of MetLife, Inc.'s

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


common stock was accounted for as an equity award with the fair value of the award determined based upon the closing price of its common stock on the date of grant. The compensation expense associated with the equity award, based upon the grant date fair value, was recognized into expense ratably over the respective three-year performance period. The portion of the Opportunity Award settled in cash was accounted for as a liability and was remeasured using the closing price of MetLife, Inc.'s common stock on the final day of each subsequent reporting period during the three-year performance period.

     The final LTPCP performance period concluded during the six months ended June 30, 2007. Final Opportunity Awards in the amount of 618,375 shares of MetLife, Inc.'s common stock and $16 million in cash were paid on April 18, 2007. No significant compensation expense related to LTPCP was recognized during the year ended December 31, 2008 and 2007. Compensation expense of $12 million related to LTPCP Opportunity Awards was allocated to the Company for the year ended December 31, 2006.

  STATUTORY EQUITY AND INCOME

     Each insurance company's state of domicile imposes minimum risk-based capital ("RBC") requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level RBC, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. Metropolitan Life Insurance Company and each of its U.S. insurance subsidiaries exceeded the minimum RBC requirements for all periods presented herein.

     The NAIC has adopted the Codification of Statutory Accounting Principles ("Codification"). Codification is intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. The New York State Department of Insurance (the "Department") has adopted Codification with certain modifications for the preparation of statutory financial statements of insurance companies domiciled in New York. Modifications by the various state insurance departments may impact the effect of Codification on the statutory capital and surplus of Metropolitan Life Insurance Company and its insurance subsidiaries.

     Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt and valuing securities on a different basis.

     In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by the Company are net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within a year. Further, statutory accounting principles do not give recognition to purchase accounting adjustments.

     Statutory net income (loss) of Metropolitan Life Insurance Company, a New York domiciled insurer, was ($338) million, $2.1 billion and $1.0 billion for the years ended December 31, 2008, 2007 and 2006, respectively. Statutory capital and surplus, as filed with the Department, was $11.6 billion and $13.0 billion at December 31, 2008 and 2007, respectively.

  DIVIDEND RESTRICTIONS

     Under New York State Insurance Law, Metropolitan Life Insurance Company is permitted, without prior insurance regulatory clearance, to pay stockholder dividends to MetLife, Inc. as long as the aggregate amount of all such dividends in any calendar year does not exceed the lesser of: (i) 10% of its surplus to policyholders as of the end

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


of the immediately preceding calendar year; or (ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains). Metropolitan Life Insurance Company will be permitted to pay a cash dividend to MetLife, Inc. in excess of the lesser of such two amounts only if it files notice of its intention to declare such a dividend and the amount thereof with the Superintendent and the Superintendent does not disapprove the distribution within 30 days of its filing. Under New York State Insurance Law, the Superintendent has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its shareholders. The Department has established informal guidelines for such determinations. The guidelines, among other things, focus on the insurer's overall financial condition and profitability under statutory accounting practices. During the year ended December 31, 2008, Metropolitan Life Insurance Company distributed shares of RGA stock to MetLife, Inc. as an in-kind extraordinary dividend of $1,318 million. During the year ended December 31, 2007, Metropolitan Life Insurance Company paid to MetLife, Inc. $500 million in ordinary dividends. The maximum amount of dividends which Metropolitan Life Insurance Company may pay to MetLife, Inc. in 2009 without prior regulatory approval is $552 million.

     Stockholder dividends or other distributions proposed to be paid by New England Life Insurance Company ("NELICO") to its parent, Metropolitan Life Insurance Company, must be approved by the Massachusetts Commissioner of Insurance (the "Commissioner") if such dividends or distributions made within the preceding calendar year, exceed the greater of (i) 10% of NELICO's statutory surplus as of the end of the immediately preceding calendar year or (ii) NELICO's statutory net gains from operations for the immediately preceding calendar year. In addition, dividends cannot be paid from a source other than statutory unassigned funds surplus without prior approval of the Commissioner. During the year ended December 31, 2008, NELICO paid a common stockholder dividend of $94 million. During the year ended December 31, 2007, NELICO did not pay any common stockholder dividends. The maximum amount of the dividend which NELICO may pay to Metropolitan Life Insurance Company in 2009 without prior regulatory approval is $19 million.

     For the years ended December 31, 2008, 2007 and 2006, Metropolitan Life Insurance Company received dividends from subsidiaries of $48 million, $60 million and $34 million, respectively.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  OTHER COMPREHENSIVE INCOME (LOSS)

     The following table sets forth the reclassification adjustments required for the years ended December 31, 2008, 2007 and 2006 in other comprehensive income (loss) that are included as part of net income for the current year that have been reported as a part of other comprehensive income (loss) in the current or prior years:

                                                     YEARS ENDED DECEMBER 31,
                                                ---------------------------------
                                                   2008        2007        2006
                                                ---------   ---------   ---------
                                                          (IN MILLIONS)
Holding gains (losses) on investments arising
  during the year.............................   $(18,165)    $(499)      $(926)
Income tax effect of holding gains (losses)...      6,273        221        324
Reclassification adjustments:
  Recognized holding (gains) losses included
     in current year income...................      1,214      (173)        403
  Amortization of premiums and accretion of
     discounts associated with investments....       (504)     (493)       (443)
Income tax effect.............................       (245)       293         14
Allocation of holding losses on investments
  relating to other policyholder amounts......      3,592        532        792
Income tax effect of allocation of holding
  losses to other policyholder amounts........     (1,231)     (235)       (277)
Unrealized investment loss on dividend of
  interests in subsidiary.....................         69         --         --
Deferred income tax on unrealized investment
  loss on dividend of interests in
  subsidiary..................................        (46)        --         --
                                                 --------   ---------   ---------
Net unrealized investment gains (losses), net
  of income tax...............................     (9,043)     (354)       (113)
Foreign currency translation adjustment.......       (140)       139          7
Minimum pension liability adjustment, net of
  income tax..................................         --         --        (18)
Defined benefit plan adjustment, net of income
  tax.........................................     (1,153)       524         --
                                                 --------   ---------   ---------
Other comprehensive income (loss).............   $(10,336)    $  309      $(124)
                                                 ========   =========   =========


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

16.  OTHER EXPENSES

     Information on other expenses is as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                      ------------------------
                                                       2008     2007     2006
                                                      ------   ------   ------
                                                            (IN MILLIONS)
Compensation........................................  $2,616   $2,693   $2,661
Commissions.........................................     914      827      790
Interest and debt issue costs.......................     226      289      244
Interest costs related to funds withheld on ceded
  reinsurance.......................................     911       --       --
Amortization of DAC and VOBA........................   1,081      643      583
Capitalization of DAC...............................    (901)    (886)    (936)
Rent, net of sublease income........................     363      282      259
Minority interest...................................       4       85       14
Insurance tax.......................................     289      297      305
Other...............................................   1,079      897    1,176
                                                      ------   ------   ------
  Total other expenses..............................  $6,582   $5,127   $5,096
                                                      ======   ======   ======



  Amortization and Capitalization of DAC and VOBA

     See Note 5 for deferred acquisition costs by segment and a rollforward of deferred acquisition costs including impacts of amortization and capitalization. See also Note 9 for a description of the DAC amortization impact associated with the closed block.

  Interest and Debt Issue Costs

     See Notes 10 and 11 for attribution of interest expense by debt issuance.

  Lease Impairments

     See Note 13 for description of lease impairments included within other expenses.

  Affiliated Expenses

     See Notes 8 and 20 for description of affiliated expenses included within other expenses.

  Restructuring Charges

     MetLife Inc. has initiated an enterprise-wide cost reduction and revenue enhancement initiative. This initiative is focused on reducing complexity, leveraging scale, increasing productivity, and improving the effectiveness of MetLife Inc.'s and its subsidiaries' operations, as well as providing a foundation for future growth. During the third quarter of 2008, overall severance related restructuring charge of $58 million associated with the termination of certain employees was allocated to the Company in connection with this enterprise-wide initiative. During the fourth quarter of 2008, further severance related restructuring costs of $9 million offset by a $6 million reduction to its third quarter restructuring charge attributable to lower than anticipated costs for variable incentive compensation and for employees whose severance status changed was allocated to the Company. Total restructuring charges incurred in connection with this enterprise-wide initiative during the year ended December 31, 2008 were $61 million and were reflected within Corporate & Other. Estimated restructuring costs may change as management

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


continues to execute its restructuring plans. Restructuring charges associated with this enterprise-wide initiative were as follows:

                                                                YEAR ENDED
                                                            DECEMBER 31, 2008
                                                            -----------------
                                                              (IN MILLIONS)
Balance as of beginning of the period.....................         $--
     Severance charges....................................          67
     Change in severance charge estimates.................          (6)
                                                                   ---
Balance as of end of the period...........................         $61
                                                                   ===
Total restructuring charges incurred......................         $61
                                                                   ===



     Management anticipates further restructuring charges including severance, lease and asset impairments will be incurred during the years ended December 31, 2009 and 2010. However, such restructuring plans are not sufficiently developed to enable MetLife Inc. to make an estimate of such restructuring charges at December 31, 2008.

17.  BUSINESS SEGMENT INFORMATION

     The Company is a leading provider of individual insurance, employee benefits and financial services with operations throughout the United States. Subsequent to the disposition of RGA and the elimination of the Reinsurance segment as described in Notes 2 and 18, the Company's business is divided into two operating segments: Institutional and Individual, as well as Corporate & Other. These segments are managed separately because they provide different products and services, require different strategies and have different technology requirements.

     Institutional offers a broad range of group insurance and retirement & savings products and services, including group life insurance, non-medical health insurance, such as short and long-term disability, long-term care, and dental insurance, and other insurance products and services. Individual offers a wide variety of protection and asset accumulation products, including life insurance, annuities and mutual funds.

     Corporate & Other contains the excess capital not allocated to the business segments, various start-up and run-off entities, as well as interest expense related to the majority of the Company's outstanding debt, expenses associated with certain legal proceedings and income tax audit issues and certain reinsurance agreements with affiliates. Corporate & Other also includes the elimination of all intersegment amounts, which generally relate to intersegment loans, which bear interest rates commensurate with related borrowings, as well as intersegment transactions. The operations of RGA are also reported in Corporate & Other as discontinued operations. Additionally, the Company's asset management business, including amounts reported as discontinued operations, is included in the results of operations for Corporate & Other. See Note 18 for disclosures regarding discontinued operations, including real estate.

     Economic capital is an internally developed risk capital model, the purpose of which is to measure the risk in the business and to provide a basis upon which capital is deployed. The economic capital model accounts for the unique and specific nature of the risks inherent in the Company's businesses. As a part of the economic capital process, a portion of net investment income is credited to the segments based on the level of allocated equity.

     Set forth in the tables below is certain financial information with respect to the Company's segments, as well as Corporate & Other, for the years ended December 31, 2008, 2007 and 2006. The accounting policies of the segments are the same as those of the Company, except for the method of capital allocation and the accounting for gains (losses) from intercompany sales, which are eliminated in consolidation. The Company allocates equity to each segment based upon the economic capital model that allows the Company to effectively manage its capital.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


The Company evaluates the performance of each segment based upon net income excluding net investment gains (losses), net of income tax, adjustments related to net investment gains (losses), net of income tax, the impact from the cumulative effect of changes in accounting, net of income tax and discontinued operations, other than discontinued real estate, net of income tax. The Company allocates certain non-recurring items, such as expenses associated with certain legal proceedings, to Corporate & Other.

                                                                             CORPORATE &
FOR THE YEAR ENDED DECEMBER 31, 2008              INSTITUTIONAL  INDIVIDUAL     OTHER       TOTAL
------------------------------------              -------------  ----------  -----------  --------
                                                                    (IN MILLIONS)
STATEMENT OF INCOME:
REVENUES
Premiums........................................     $ 14,351     $  4,083     $    10    $ 18,444
Universal life and investment-type product
  policy fees...................................          844        1,441          --       2,285
Net investment income...........................        6,189        5,047        (114)     11,122
Other revenues..................................          764          152         966       1,882
Net investment gains (losses)...................          643          634       2,195       3,472
                                                     --------     --------     -------    --------
     Total revenues.............................       22,791       11,357       3,057      37,205
                                                     --------     --------     -------    --------
EXPENSES
Policyholder benefits and claims................       15,537        5,147          15      20,699
Interest credited to policyholder account
  balances......................................        2,136        1,038           7       3,181
Policyholder dividends..........................           --        1,709           7       1,716
Other expenses..................................        2,306        2,737       1,539       6,582
                                                     --------     --------     -------    --------
  Total expenses................................       19,979       10,631       1,568      32,178
                                                     --------     --------     -------    --------
Income from continuing operations before
  provision for income tax......................        2,812          726       1,489       5,027
Provision for income tax........................          968          233         450       1,651
                                                     --------     --------     -------    --------
Income from continuing operations...............        1,844          493       1,039       3,376
Income (loss) from discontinued operations, net
  of income tax.................................            3            4        (296)       (289)
                                                     --------     --------     -------    --------
Net income......................................     $  1,847     $    497     $   743    $  3,087
                                                     ========     ========     =======    ========
BALANCE SHEET:
Total assets....................................     $166,594     $132,527     $35,098    $334,219
DAC and VOBA....................................     $  1,005     $  9,861     $     5    $ 10,871
Separate account assets.........................     $ 45,514     $ 26,745     $    --    $ 72,259
Policyholder liabilities........................     $109,199     $ 88,050     $   748    $197,997
Separate account liabilities....................     $ 45,514     $ 26,745     $    --    $ 72,259

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                           CORPORATE &
FOR THE YEAR ENDED DECEMBER 31, 2007          INSTITUTIONAL   INDIVIDUAL      OTHER        TOTAL
------------------------------------          -------------   ----------   -----------   --------
                                                                 (IN MILLIONS)
STATEMENT OF INCOME:
REVENUES
Premiums....................................     $ 12,358      $  4,073      $     4     $ 16,435
Universal life and investment-type product
  policy fees...............................          763         1,483           --        2,246
Net investment income.......................        6,664         5,552          366       12,582
Other revenues..............................          712           152           70          934
Net investment gains (losses)...............         (269)          (81)          63         (287)
                                                 --------      --------      -------     --------
     Total revenues.........................       20,228        11,179          503       31,910
                                                 --------      --------      -------     --------
EXPENSES
Policyholder benefits and claims............       13,332         4,924           19       18,275
Interest credited to policyholder account
  balances..................................        2,451         1,064           --        3,515
Policyholder dividends......................           --         1,685            2        1,687
Other expenses..............................        2,391         2,290          446        5,127
                                                 --------      --------      -------     --------
  Total expenses............................       18,174         9,963          467       28,604
                                                 --------      --------      -------     --------
Income from continuing operations before
  provision (benefit) for income tax........        2,054         1,216           36        3,306
Provision (benefit) for income tax..........          699           431          (76)       1,054
                                                 --------      --------      -------     --------
Income from continuing operations...........        1,355           785          112        2,252
Income from discontinued operations, net of
  income tax................................           10            --          170          180
                                                 --------      --------      -------     --------
Net income..................................     $  1,365      $    785      $   282     $  2,432
                                                 ========      ========      =======     ========
BALANCE SHEET:
Total assets................................     $170,540      $167,257      $36,580     $374,377
DAC and VOBA................................     $    907      $  7,715      $     6     $  8,628
Separate account assets.....................     $ 49,577      $ 40,143      $   (17)    $ 89,703
Policyholder liabilities....................     $ 95,499      $ 86,065      $   506     $182,070
Separate account liabilities................     $ 49,577      $ 40,143      $   (17)    $ 89,703

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                            CORPORATE &
FOR THE YEAR ENDED DECEMBER 31, 2006           INSTITUTIONAL   INDIVIDUAL      OTHER       TOTAL
------------------------------------           -------------   ----------   -----------   -------
                                                                  (IN MILLIONS)
STATEMENT OF INCOME:
REVENUES
Premiums.....................................     $11,801        $ 4,129       $   6      $15,936
Universal life and investment-type product
  policy fees................................         750          1,433          --        2,183
Net investment income........................       5,810          5,480         228       11,518
Other revenues...............................         677            114          42          833
Net investment gains (losses)................        (348)          (394)        (92)        (834)
                                                  -------        -------    -----------   -------
     Total revenues..........................      18,690         10,762         184       29,636
                                                  -------        -------    -----------   -------
EXPENSES
Policyholder benefits and claims.............      12,918          4,712          17       17,647
Interest credited to policyholder account
  balances...................................       1,944          1,049          --        2,993
Policyholder dividends.......................          --          1,669           2        1,671
Other expenses...............................       2,483          2,213         400        5,096
                                                  -------        -------    -----------   -------
  Total expenses.............................      17,345          9,643         419       27,407
                                                  -------        -------    -----------   -------
Income (loss) from continuing operations
  before provision (benefit) for income tax..       1,345          1,119        (235)       2,229
Provision (benefit) for income tax...........         443            400        (286)         557
                                                  -------        -------    -----------   -------
Income from continuing operations............         902            719          51        1,672
Income from discontinued operations, net of
  income tax.................................          45             19         190          254
                                                  -------        -------    -----------   -------
Net income...................................     $   947        $   738       $ 241      $ 1,926
                                                  =======        =======    ===========   =======



     Net investment income and net investment gains (losses) are based upon the actual results of each segment's specifically identifiable asset portfolio adjusted for allocated equity. Other costs are allocated to each of the segments based upon: (i) a review of the nature of such costs; (ii) time studies analyzing the amount of employee compensation costs incurred by each segment; and (iii) cost estimates included in the Company's product pricing.

     Revenues derived from any customer did not exceed 10% of consolidated revenues for the years ended December 31, 2008, 2007 and 2006. Substantially all of the Company's revenues originated in the United States.

18.  DISCONTINUED OPERATIONS

  REAL ESTATE

     The Company actively manages its real estate portfolio with the objective of maximizing earnings through selective acquisitions and dispositions. Income related to real estate classified as held-for-sale or sold is presented in discontinued operations. These assets are carried at the lower of depreciated cost or estimated fair value less expected disposition costs.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following information presents the components of income from discontinued real estate operations:

                                                         YEARS ENDED DECEMBER 31,
                                                         ------------------------
                                                         2008      2007      2006
                                                         ----      ----      ----
                                                               (IN MILLIONS)
Investment income......................................   $ 6       $16      $ 35
Investment expense.....................................    (3)       (6)      (16)
Net investment gains (losses)..........................     8         7        91
                                                          ---       ---      ----
  Total revenues.......................................    11        17       110
Provision for income tax...............................     4         8        38
                                                          ---       ---      ----
Income from discontinued operations, net of income
  tax..................................................   $ 7       $ 9      $ 72
                                                          ===       ===      ====



     The carrying value of real estate related to discontinued operations was $1 million and $39 million at December 31, 2008 and 2007, respectively.

     The following table presents the discontinued real estate operations by segment:

                                                        YEARS ENDED DECEMBER 31,
                                                        ------------------------
                                                        2008      2007      2006
                                                        ----      ----      ----
                                                              (IN MILLIONS)
Net investment income
  Institutional.......................................   $ 4       $ 8       $15
  Individual..........................................    (1)       --         4
  Corporate & Other...................................    --         2        --
                                                         ---       ---       ---
     Total net investment income......................   $ 3       $10       $19
                                                         ===       ===       ===
Net investment gains (losses)
  Institutional.......................................   $ 2       $ 7       $58
  Individual..........................................     6        --        23
  Corporate & Other...................................    --        --        10
                                                         ---       ---       ---
     Total net investment gains (losses)..............   $ 8       $ 7       $91
                                                         ===       ===       ===



  OPERATIONS

     As more fully described in Note 2, on September 12, 2008, MetLife, Inc. completed a tax-free split-off of its majority-owned subsidiary, RGA. In connection with this transaction, GALIC dividended to Metropolitan Life Insurance Company and Metropolitan Life Insurance Company dividended to MetLife, Inc. substantially all of its interests in RGA. As a result of the dividend of interests in RGA, the Reinsurance segment was eliminated. (See also Note 17). RGA's assets and liabilities were reclassified to assets and liabilities of subsidiaries held-for-sale and its operating results were reclassified to discontinued operations for all periods presented. Interest on economic capital associated with the Reinsurance segment has been reclassified to the continuing operations of Corporate & Other.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following tables present the amounts related to the operations and financial position of RGA that have been reflected as discontinued operations in the consolidated statements of income:

                                                      YEARS ENDED DECEMBER 31,
                                                      ------------------------
                                                       2008     2007     2006
                                                      ------   ------   ------
                                                            (IN MILLIONS)
Premiums............................................  $3,535   $4,910   $4,348
Net investment income...............................     597      908      781
Other revenues......................................      69       77       66
Net investment gains (losses).......................    (249)    (177)       7
                                                      ------   ------   ------
  Total revenues....................................   3,952    5,718    5,202
                                                      ------   ------   ------
Policyholder benefits and claims....................   2,989    3,989    3,490
Interest credited to policyholder account balances..     108      262      254
Other expenses......................................     699    1,226    1,227
                                                      ------   ------   ------
  Total expenses....................................   3,796    5,477    4,971
                                                      ------   ------   ------
Income before provision for income tax..............     156      241      231
Provision for income tax............................      53       84       81
                                                      ------   ------   ------
Income from discontinued operations, net of income
  tax...............................................     103      157      150
Loss in connection with the dividend of interests in
  subsidiary, net of income tax.....................    (398)      --       --
                                                      ------   ------   ------
Income (loss) from discontinued operations, net of
  income tax........................................  $ (295)  $  157   $  150
                                                      ======   ======   ======


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                            DECEMBER 31, 2007
                                                            -----------------
                                                              (IN MILLIONS)
Fixed maturity securities.................................       $ 9,398
Equity securities.........................................           137
Mortgage and consumer loans...............................           832
Policy loans..............................................         1,059
Short-term investments....................................            75
Other invested assets.....................................         4,897
                                                                 -------
  Total investments.......................................        16,398
Cash and cash equivalents.................................           404
Accrued investment income.................................            78
Premiums and other receivables............................         1,440
Deferred policy acquisition costs and VOBA................         3,513
Goodwill..................................................            96
Other assets..............................................            91
Separate account assets...................................            17
                                                                 -------
  Total assets held-for-sale..............................       $22,037
                                                                 =======
Future policy benefits....................................       $ 6,159
Policyholder account balances.............................         6,657
Other policyholder funds..................................         2,297
Long-term debt............................................           528
Collateral financing arrangements.........................           850
Junior subordinated debt securities.......................           399
Shares subject to mandatory redemption....................           159
Current income tax payable................................            33
Deferred income tax liability.............................           941
Other liabilities.........................................         1,918
Separate account liabilities..............................            17
                                                                 -------
  Total liabilities held-for-sale.........................       $19,958
                                                                 =======



     The operations of RGA include direct policies and reinsurance agreements with Metropolitan Life Insurance Company and some of its subsidiaries. These agreements are generally terminable by either party upon 90 days written notice with respect to future new business. Agreements related to existing business generally are not terminable, unless the underlying policies terminate or are recaptured. These direct policies and reinsurance agreements do not constitute significant continuing involvement by the Company with RGA. Included in continuing operations in the Company's consolidated statements of operations are amounts related to these transactions, including ceded amounts that reduced premiums and fees by $117 million, $185 million and $183 million and ceded amounts that reduced policyholder benefits and claims by $90 million, $185 million and $147 million for the years ended December 31, 2008, 2007 and 2006, respectively, that have not been eliminated as these transactions are expected to continue after the RGA disposition. Related amounts included in the Company's consolidated balance sheets include assets totaling $739 million, and liabilities totaling $463 million at December 31, 2007.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     On January 31, 2005, the Company completed the sale of SSRM to a third party for $328 million in cash and stock. The Company reported the operations of SSRM in discontinued operations. Under the terms of the sale agreement, the Company had an opportunity to receive additional payments based on, among other things, certain revenue retention and growth measures. The purchase price was also subject to reduction over five years, depending on retention of certain Company-related business. In the second quarter of 2008, the Company paid $3 million, net of income tax, of which $2 million was accrued in the fourth quarter of 2007, related to the termination of certain Company-related business. Also under the terms of such agreement, the Company had the opportunity to receive additional consideration for the retention of certain customers for a specific period in 2005. Upon finalization of the computation, the Company received a payment of $30 million, net of income tax, in the second quarter of 2006 due to the retention of these specific customer accounts. In the first quarter of 2007, the Company received a payment of $16 million, net of income tax, as a result of the revenue retention and growth measure provision in the sales agreement. In the fourth quarter of 2006, the Company eliminated $4 million of a liability that was previously recorded with respect to the indemnities provided in connection with the sale of SSRM, resulting in a benefit to the Company of $2 million, net of income tax. The Company believes that future payments relating to these indemnities are not probable.

     The following table presents the amounts related to operations of SSRM that have been reflected as discontinued operations in the consolidated statements of income:

                                                          YEARS ENDED DECEMBER 31,
                                                          ------------------------
                                                          2008      2007      2006
                                                          ----      ----      ----
                                                                (IN MILLIONS)
Revenues.............................................      $--       $--       $--
Expenses.............................................       --        --        --
                                                           ---       ---       ---
Income from discontinued operations before provision
  for income tax.....................................       --        --        --
Provision for income tax.............................       --        --        --
Net investment gain (loss), net of income tax........       (1)       14        32
                                                           ---       ---       ---
Income from discontinued operations, net of income
  tax................................................      $(1)      $14       $32
                                                           ===       ===       ===



19.  FAIR VALUE

FAIR VALUE OF FINANCIAL INSTRUMENTS

     As described in Note 1, the Company prospectively adopted the provisions of SFAS 157 effective January 1, 2008. As a result, the methodologies used to determine the estimated fair value for certain financial instruments at December 31, 2008 may have been modified from those utilized at December 31, 2007, which, while being deemed appropriate under existing accounting guidance, may not have produced an exit value as defined in SFAS 157. Accordingly, the estimated fair value of financial instruments, and the description of the methodologies used to derive those estimated fair values, are presented separately at December 31, 2007 and December 31, 2008. Considerable judgment is often required in interpreting market data to develop estimates of fair value and the use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Amounts related to the Company's financial instruments are as follows:

                                                  NOTIONAL   CARRYING    ESTIMATED
DECEMBER 31, 2007                                  AMOUNT      VALUE    FAIR VALUE
-----------------                                 --------   --------   ----------
                                                            (IN MILLIONS)
Assets:
  Fixed maturity securities.....................             $152,266    $152,266
  Equity securities.............................             $  4,167    $  4,167
  Trading securities............................             $    457    $    457
  Mortgage and consumer loans...................             $ 39,180    $ 39,720
  Policy loans..................................             $  7,677    $  7,677
  Short-term investments........................             $    603    $    603
  Cash and cash equivalents.....................             $  1,927    $  1,927
  Accrued investment income.....................             $  2,451    $  2,451
  Assets of subsidiaries held-for-sale..........             $ 11,983    $ 11,992
Liabilities:
  Policyholder account balances.................             $ 70,586    $ 70,913
  Short-term debt...............................             $    357    $    357
  Long-term debt................................             $  2,687    $  2,763
  Payables for collateral under securities
     loaned and other transactions..............             $ 28,952    $ 28,952
  Liabilities of subsidiaries held-for-sale.....             $  6,915    $  6,044
Commitments: (1)
  Mortgage loan commitments.....................   $3,272    $     --    $    (32)
  Commitments to fund bank credit facilities,
     bridge loans and private corporate bond
     investments................................   $  667    $     --    $    (25)


--------

   (1) Commitments are off-balance sheet obligations. Negative estimated fair values represent off-balance sheet liabilities.

     The methods and assumptions used to estimate the fair value of financial instruments are summarized as follows:

     Fixed Maturity Securities, Equity Securities and Trading Securities -- The estimated fair values of publicly held fixed maturity securities and publicly held equity securities are based on quoted market prices or estimates from independent pricing services. However, in cases where quoted market prices are not available, such as for private fixed maturity securities, fair values are estimated using present value or valuation techniques. The determination of estimated fair values is based on: (i) market standard valuation methodologies;
(ii) securities the Company deems to be comparable; and (iii) assumptions deemed appropriate given the circumstances. The fair value estimates based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. Factors considered in estimating fair value include: coupon rate, maturity, estimated duration, call provisions, sinking fund requirements, credit rating, industry sector of the issuer, and quoted market prices of comparable securities.

     Mortgage and Consumer Loans, Mortgage Loan Commitments and Commitments to Fund Bank Credit Facilities, Bridge Loans, and Private Corporate Bond Investments -- Fair values for mortgage and consumer loans are estimated by discounting expected future cash flows, using current interest rates for similar loans with similar

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


credit risk. For mortgage loan commitments and commitments to fund bank credit facilities, bridge loans, and private corporate bond investments the estimated fair value is the net premium or discount of the commitments.

     Policy Loans -- The estimated fair values for policy loans approximate carrying values.

     Cash and Cash Equivalents and Short-term Investments -- The estimated fair values for cash and cash equivalents and short-term investments approximate carrying values due to the short-term maturities of these instruments.

     Accrued Investment Income -- The estimated fair value for accrued investment income approximates carrying value.

     Policyholder Account Balances -- The fair value of policyholder account balances which have final contractual maturities are estimated by discounting expected future cash flows based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the agreements being valued. The estimated fair value of policyholder account balances without final contractual maturities are assumed to equal their current net surrender value.

     Short-term and Long-term Debt -- The estimated fair values of short-term and long-term debt are determined by discounting expected future cash flows using risk rates currently available for debt with similar terms and remaining maturities.

     Payables for Collateral Under Securities Loaned and Other
Transactions -- The estimated fair value for payables for collateral under securities loaned and other transactions approximates carrying value.

     Assets and Liabilities of Subsidiaries Held-For-Sale -- The carrying values of assets and liabilities of subsidiaries held-for-sale reflect those assets and liabilities which were previously determined to be financial instruments and which were reflected in other financial statement captions in the table above in previous periods but have been reclassified to this caption to reflect the discontinued nature of the operations. The estimated fair value of the assets and liabilities of subsidiaries held-for-sale have been determined on a basis consistent with similar instruments as described herein.

     Derivative Financial Instruments -- The estimated fair value of derivative financial instruments, including financial futures, financial forwards, interest rate, credit default and foreign currency swaps, foreign currency forwards, caps, floors, and options are based upon quotations obtained from dealers or other reliable sources. See Note 4 for derivative fair value disclosures.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                  NOTIONAL   CARRYING    ESTIMATED
DECEMBER 31, 2008                                  AMOUNT      VALUE    FAIR VALUE
-----------------                                 --------   --------   ----------
                                                            (IN MILLIONS)
Assets:
  Fixed maturity securities.....................             $122,229    $122,229
  Equity securities.............................             $  2,298    $  2,298
  Trading securities............................             $    277    $    277
  Mortgage and consumer loans, net..............             $ 42,105    $ 41,110
  Policy loans..................................             $  7,881    $  9,675
  Real estate joint ventures (1)................             $     67    $     75
  Other limited partnership interests (1).......             $  1,697    $  2,008
  Short-term investments........................             $  7,598    $  7,598
  Other invested assets: (1)
     Derivative assets..........................   $71,514   $  6,646    $  6,646
     Other......................................             $    875    $    691
  Cash and cash equivalents.....................             $ 10,279    $ 10,279
  Accrued investment income.....................             $  2,079    $  2,079
  Premiums and other receivables (1)............             $ 17,856    $ 18,088
  Separate account assets.......................             $ 72,259    $ 72,259
  Net embedded derivatives within asset host
     contracts (2)..............................             $    797    $    797
Liabilities:
  Policyholder account balances (1).............             $ 70,799    $ 66,232
  Short-term debt...............................             $    414    $    414
  Long-term debt (1)............................             $  2,684    $  1,995
  Payables for collateral under securities
     loaned and other transactions..............             $ 18,649    $ 18,649
  Other liabilities: (1)
     Derivative liabilities.....................   $35,219   $  2,521    $  2,521
     Trading liabilities........................             $     57    $     57
     Other......................................             $ 16,163    $ 16,163
  Separate account liabilities (1)..............             $ 26,214    $ 26,214
  Net embedded derivatives within liability host
     contracts (2)..............................             $   (988)   $   (988)
Commitments: (3)
  Mortgage loan commitments.....................   $ 2,191   $     --    $   (114)
  Commitments to fund bank credit facilities,
     bridge loans and private corporate bond
     investments................................   $   611   $     --    $      4


--------

   (1) Carrying values presented herein differ from those presented on the consolidated balance sheet because certain items within the respective financial statement caption are not considered financial instruments. Financial statement captions omitted from the table above are not considered financial instruments.

   (2) Net embedded derivatives within asset host contracts are presented within premiums and other receivables. Net embedded derivatives within liability host contracts are presented within policyholder account balances and other liabilities. Equity securities also include embedded derivatives of ($72) million.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



   (3) Commitments are off-balance sheet obligations. Negative estimated fair values represent off-balance sheet liabilities.

     The methods and assumptions used to estimate the fair value of financial instruments are summarized as follows:

     Fixed Maturity Securities, Equity Securities and Trading Securities -- When available, the estimated fair value of the Company's fixed maturity, equity and trading securities are based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management judgment.

     When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies. The market standard valuation methodologies utilized include: discounted cash flow methodologies, matrix pricing or other similar techniques. The assumptions and inputs in applying these market standard valuation methodologies include, but are not limited to: interest rates, credit standing of the issuer or counterparty, industry sector of the issuer, coupon rate, call provisions, sinking fund requirements, maturity, estimated duration and management's assumptions regarding liquidity and estimated future cash flows. Accordingly, the estimated fair values are based on available market information and management's judgments about financial instruments.

     The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Such observable inputs include benchmarking prices for similar assets in active, liquid markets, quoted prices in markets that are not active and observable yields and spreads in the market.

     When observable inputs are not available, the market standard valuation methodologies for determining the estimated fair value of certain types of securities that trade infrequently, and therefore have little or no price transparency, rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. These unobservable inputs can be based in large part on management judgment or estimation, and cannot be supported by reference to market activity. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what other market participants would use when pricing such securities.

     The use of different methodologies, assumptions and inputs may have a material effect on the estimated fair values of the Company's securities holdings.

     Mortgage and Consumer Loans -- The Company originates mortgage and consumer loans principally for investment purposes. These loans are primarily carried at amortized cost within the consolidated financial statements. The fair value for mortgage and consumer loans is primarily determined by estimating expected future cash flows and discounting those using current interest rates for similar loans with similar credit risk. Certain mortgage and consumer loans have been impaired to their estimated fair value which is determined using independent broker quotations or, when the loan is in foreclosure or otherwise determined to be collateral dependent, the fair value of the underlying collateral estimated using internal models.

     Policy Loans -- For policy loans with fixed interest rates, estimated fair values are determined using a discounted cash flow model applied to groups of similar policy loans determined by the nature of the underlying insurance liabilities. Cash flow estimates are developed applying a weighted-average interest rate to the outstanding principal balance of the respective group of loans and an estimated average maturity determined through experience studies of the past performance of policyholder repayment behavior for similar loans. These cash flows are discounted using current risk-free interest rates with no adjustment for borrower credit risk as these loans are fully collateralized by the cash surrender value of the underlying insurance policy. The estimated fair value for policy

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


loans with variable interest rates approximates carrying value due to the absence of borrower credit risk and the short time period between interest rate resets, which presents minimal risk of a material change in estimated fair value due to changes in market interest rates.

     Real Estate Joint Ventures and Other Limited Partnership Interests -- Other limited partnerships and real estate joint ventures included in the preceding table consist of those investments accounted for using the cost method. The remaining carrying value recognized in the consolidated balance sheet represents investments in real estate or real estate joint ventures and other limited partnerships accounted for using the equity method, which do not satisfy the definition of financial instruments for which fair value is required to be disclosed.

     The estimated fair values for other limited partnership interests and real estate joint ventures accounted for under the cost method are generally based on the Company's share of the net asset value ("NAV") as provided in the financial statements of the investees. In certain circumstances, management may adjust the NAV by a premium or discount when it has sufficient evidence to support applying such adjustments.

     Short-term Investments -- Certain short term investments do not qualify as securities and are recognized at amortized cost in the consolidated balance sheet. For these instruments, the Company believes that there is minimal risk of material changes in interest rates or credit of the issuer such that estimated fair value approximates carrying value. In light of recent market conditions, short-term investments have been monitored to ensure there is sufficient demand and maintenance of issuer credit quality and the Company has determined additional adjustment is not required. Short-term investments that meet the definition of a security are recognized at fair value in the consolidated balance sheet in the same manner described above for similar instruments that are classified within captions of other major investment classes.

     Other Invested Assets -- Other invested assets in the consolidated balance sheet is principally comprised of freestanding derivatives with positive estimated fair values, leveraged leases, investments in tax credit partnerships, joint venture investments, loans to affiliates and funds withheld at interest. Leveraged leases, investments in tax credit partnerships and joint venture investments, which are accounted for under the equity method, are not financial instruments subject to fair value disclosure. Accordingly, they have been excluded from the preceding table.

     The estimated fair value of derivatives -- with positive and negative estimated fair values -- is described in the respectively labeled section which follows.

     For funds withheld at interest, the Company evaluates the specific facts and circumstances of each instrument to determine the appropriate estimated fair values. These estimated fair values were not materially different from the recognized carrying values.

     The estimated fair value of loans to affiliates is determined by discounting expected future cash flows using market interest rates currently available for instruments with similar terms and remaining maturities.

     Cash and Cash Equivalents -- Due to the short term maturities of cash and cash equivalents, the Company believes there is minimal risk of material changes in interest rates or credit of the issuer such that estimated fair value generally approximates carrying value. In light of recent market conditions, cash and cash equivalent instruments have been monitored to ensure there is sufficient demand and maintenance of issuer credit quality, or sufficient solvency in the case of depository institutions, and the Company has determined additional adjustment is not required.

     Accrued Investment Income -- Due to the short-term until settlement of accrued investment income, the Company believes there is minimal risk of material changes in interest rates or credit of the issuer such that estimated fair value approximates carrying value. In light of recent market conditions, the Company has monitored the credit quality of the issuers and has determined additional adjustment is not required.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Premiums and Other Receivables -- Premiums and other receivables in the consolidated balance sheet is principally comprised of premiums due and unpaid for insurance contracts, amounts recoverable under reinsurance contracts, amounts on deposit with financial institutions to facilitate daily settlements related to certain derivative positions, amounts receivable for securities sold but not yet settled, fees and general operating receivables, and embedded derivatives related to the ceded reinsurance of certain variable annuity riders.

     Premiums receivable and those amounts recoverable under reinsurance treaties determined to transfer sufficient risk are not financial instruments subject to disclosure and thus have been excluded from the amounts presented in the preceding table. Amounts recoverable under ceded reinsurance contracts which the Company has determined do not transfer sufficient risk such that they are accounted for using the deposit method of accounting have been included in the preceding table with the estimated fair value determined as the present value of expected future cash flows under the related contracts discounted using an interest rate determined to reflect the appropriate credit standing of the assuming counterparty.

     The amounts on deposit for derivative settlements essentially represent the equivalent of demand deposit balances and amounts due for securities sold are generally received over very short periods such that the estimated fair values approximate their carrying value. In light of recent market conditions, the Company has monitored the solvency position of the financial institutions and has determined additional adjustments are not required.

     Embedded derivatives recognized in connection with ceded reinsurance of certain variable annuity riders are included in this caption in the consolidated financial statements but excluded from this caption in the preceding table as they are separately presented. The estimated fair value of these embedded derivatives is described in the respectively labeled section which follows.

     Other Assets -- Other assets in the consolidated balance sheet is principally comprised of prepaid expenses, amounts held under corporate owned life insurance, fixed assets, capitalized software, deferred sales inducements, VODA and VOCRA, all of which are not considered financial instruments subject to disclosure.

     Separate Account Assets -- Separate account assets are carried at estimated fair value and reported as a summarized total on the consolidated balance sheet in accordance with Statement of Position ("SOP") 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts ("SOP 03-1"). The estimated fair value of separate account assets are based on the estimated fair value of the underlying assets owned by the separate account. Assets within the Company's separate accounts include: mutual funds, fixed maturity securities, equity securities, mortgage loans, derivatives, hedge funds, other limited partnership interests, short-term investments and cash and cash equivalents. The estimated fair value of mutual funds is based upon quoted prices or reported net assets values provided by the fund manager and are reviewed by management to determine whether such values require adjustment to represent exit value. The estimated fair values of fixed maturity securities, equity securities, derivatives, short-term investments and cash and cash equivalents held by separate accounts are determined on a basis consistent with the methodologies described herein for similar financial instruments held within the general account. The estimated fair value of hedge funds is based upon NAVs provided by the fund manager and are reviewed by management to determine whether such values require adjustment to represent exit value. The estimated fair value of mortgage loans is determined by discounting expected future cash flows, using current interest rates for similar loans with similar credit risk. Other limited partnership interests are valued giving consideration to the value of the underlying holdings of the partnerships and by applying a premium or discount, if appropriate, for factors such as liquidity, bid/ask spreads, the performance record of the fund manager or other relevant variables which may impact the exit value of the particular partnership interest.

     Policyholder Account Balances -- Policyholder account balances in the table above include investment contracts. Embedded derivatives on investment contracts and certain variable annuity riders accounted for as embedded derivatives are included in this caption in the consolidated financial statements but excluded from this

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


caption in the table above as they are separately presented therein. The remaining difference between the amounts reflected as policyholder account balances in the preceding table and those recognized in the consolidated balance sheet represents those amounts due under contracts that satisfy the definition of insurance contracts and are not considered financial instruments.

     The investment contracts primarily include guaranteed interest contracts, certain funding arrangements, fixed deferred annuities, modified guaranteed annuities, fixed term payout annuities, and total control accounts. The fair values for these investment contracts are estimated by discounting best estimate future cash flows using current market risk-free interest rates and adding a spread for the Company's own credit determined using market standard swap valuation models and observable market inputs that take into consideration publicly available information relating to the Company's debt as well as its claims paying ability.

     Short-term and Long-term Debt -- The estimated fair value for short-term debt approximates carrying value due to the short-term nature of these obligations. The estimated fair values of long-term debt securities are generally determined by discounting expected future cash flows using market rates currently available for debt with similar remaining maturities and reflecting the credit risk of the Company including inputs, when available, from actively traded debt of the Company or other companies with similar types of borrowing arrangements. Risk-adjusted discount rates applied to the expected future cash flows can vary significantly based upon the specific terms of each individual arrangement, including, but not limited to: subordinated rights; contractual interest rates in relation to current market rates; the structuring of the arrangement; and the nature and observability of the applicable valuation inputs. Use of different risk-adjusted discount rates could result in different estimated fair values.

     The carrying value of long-term debt presented in the table above differs from the amounts presented in the consolidated balance sheet as it does not include capital leases which are not required to be disclosed at estimated fair value.

     Payables for Collateral Under Securities Loaned and Other
Transactions -- The estimated fair value for payables for collateral under securities loaned and other transactions approximates carrying value. The related agreements to loan securities are short-term in nature such that the Company believes there is limited risk of a material change in market interest rates. Additionally, because borrowers are cross-collateralized by the borrowed securities, the Company believes no additional consideration for changes in its own credit are necessary.

     Other Liabilities -- Other liabilities in the consolidated balance sheet is principally comprised of funds withheld at interest related to certain ceded reinsurance; embedded derivatives within these funds withheld at interest related to certain ceded reinsurance; freestanding derivatives with negative estimated fair values; securities trading liabilities; tax and litigation contingency liabilities; obligations for employee-related benefits; interest due on the Company's debt obligations and on cash collateral held in relation to securities lending; interest and dividends payable; amounts due for securities purchased but not yet settled; amounts due under assumed reinsurance contracts; and general operating accruals and payables.

     The estimated fair value of derivatives -- with positive and negative estimated fair values -- is described in the respectively labeled section which follows.

     The fair value of the embedded derivatives within funds withheld at interest related to certain ceded reinsurance are included in this caption in the consolidated financial statements but excluded from this caption in the preceding table as they are separately presented. The estimated fair value of these embedded derivatives is described in the respectively labeled section which follows.

     The remaining other amounts included in the table above reflect those other liabilities that satisfy the definition of financial instruments subject to disclosure. These items consist primarily of securities trading liabilities; interest and dividends payable; amounts due for securities purchased but not yet settled; and amounts payable under certain ceded reinsurance contracts recognized using the deposit method of accounting. The Company evaluates the

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


specific terms, facts and circumstances of each instrument to determine the appropriate estimated fair values, which were not materially different from the recognized carrying values.

     Separate Account Liabilities -- Separate account liabilities included in the table above represent those balances due to policyholders under contracts that are classified as investment contracts. The difference between the separate account liabilities reflected above and the amounts presented in the consolidated balance sheet represents those contracts classified as insurance contracts which do not satisfy the criteria of financial instruments for which estimated fair value is to be disclosed.

     Separate account liabilities classified as investment contracts primarily represent variable annuities with no significant mortality risk to the Company such that the death benefit is equal to the account balance; funding arrangements related to institutional group life contracts; and certain contracts that provide for benefit funding under institutional retirement & savings products.

     Separate account liabilities, whether related to investment or insurance contracts, are recognized in the consolidated balance sheet at an equivalent summary total of the separate account assets as prescribed by SOP 03-1. Separate account assets, which equal net deposits, net investment income and realized and unrealized capital gains and losses, are fully offset by corresponding amounts credited to the contractholders' liability which is reflected in separate account liabilities. Since separate account liabilities are fully funded by cash flows from the separate account assets which are recognized at estimated fair value as described above, the Company believes the value of those assets approximates the estimated fair value of the related separate account liabilities.

     Derivatives -- The estimated fair value of derivatives is determined through the use of quoted market prices for exchange-traded derivatives or through the use of pricing models for over-the-counter derivatives. The determination of estimated fair value, when quoted market values are not available, is based on market standard valuation methodologies and inputs that are assumed to be consistent with what other market participants would use when pricing the instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk (including the counterparties to the contract), volatility, liquidity and changes in estimates and assumptions used in the pricing models.

     The significant inputs to the pricing models for most over-the-counter derivatives are inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Significant inputs that are observable generally include: interest rates, foreign currency exchange rates, interest rate curves, credit curves and volatility. However, certain over-the-counter derivatives may rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. Significant inputs that are unobservable generally include: independent broker quotes, credit correlation assumptions, references to emerging market currencies and inputs that are outside the observable portion of the interest rate curve, credit curve, volatility or other relevant market measure. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what other market participants would use when pricing such instruments.

     The credit risk of both the counterparty and the Company are considered in determining the estimated fair value for all over-the-counter derivatives after taking into account the effects of netting agreements and collateral arrangements. Credit risk is monitored and consideration of any potential credit adjustment is based on a net exposure by counterparty. This is due to the existence of netting agreements and collateral arrangements which effectively serve to mitigate risk. The Company values its derivative positions using the standard swap curve which includes a credit risk adjustment. This credit risk adjustment is appropriate for those parties that execute trades at pricing levels consistent with the standard swap curve. As the Company and its significant derivative counterparties consistently execute trades at such pricing levels, additional credit risk adjustments are not currently required in the valuation process. The need for such additional credit risk adjustments is monitored by the Company. The

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


Company's ability to consistently execute at such pricing levels is in part due to the netting agreements and collateral arrangements that are in place with all of its significant derivative counterparties.

     Most inputs for over-the-counter derivatives are mid market inputs but, in certain cases, bid level inputs are used when they are deemed more representative of exit value. Market liquidity as well as the use of different methodologies, assumptions and inputs, may have a material effect on the estimated fair values of the Company's derivatives and could materially affect net income.

     Embedded Derivatives within Asset and Liability Host Contracts -- Embedded derivatives principally include certain direct variable annuity riders, certain affiliated ceded reinsurance contracts related to such variable annuity riders, certain guaranteed interest contracts with equity or bond indexed crediting rates and those related to ceded funds withheld on reinsurance. Embedded derivatives are recorded in the financial statements at estimated fair value with changes in estimated fair value adjusted through net income.

     The Company issues certain variable annuity products with guaranteed minimum benefit riders. GMWB, GMAB and certain GMIB riders are embedded derivatives, which are measured at estimated fair value separately from the host variable annuity contract, with changes in estimated fair value reported in net investment gains (losses). These embedded derivatives are classified within policyholder account balances. The fair value for these riders is estimated using the present value of future benefits minus the present value of future fees using actuarial and capital market assumptions related to the projected cash flows over the expected lives of the contracts. A risk neutral valuation methodology is used under which the cash flows from the riders are projected under multiple capital market scenarios using observable risk free rates. Effective January 1, 2008, upon adoption of SFAS 157, the valuation of these riders now includes an adjustment for the Company's own credit and risk margins for non-capital market inputs. The Company's own credit adjustment is determined taking into consideration publicly available information relating to the Company's debt as well as its claims paying ability. Risk margins are established to capture the non-capital market risks of the instrument which represent the additional compensation a market participant would require to assume the risks related to the uncertainties of such actuarial assumptions as annuitization, premium persistency, partial withdrawal and surrenders. The establishment of risk margins requires the use of significant management judgment. These riders may be more costly than expected in volatile or declining equity markets. Market conditions including, but not limited to, changes in interest rates, equity indices, market volatility and foreign currency exchange rates; changes in the Company's own credit standing; and variations in actuarial assumptions regarding policyholder behavior and risk margins related to non-capital market inputs may result in significant fluctuations in the estimated fair value of the riders that could materially affect net income.

     The Company cedes the risks associated with certain of the GMIB, GMAB and GMWB riders described in the preceding paragraph. These reinsurance contracts contain embedded derivatives which are included in premiums and other receivables with changes in estimated fair value reported in net investment gains (losses). The value of the embedded derivatives on the ceded risks is determined using a methodology consistent with that described previously for the riders directly written by the Company.

     In addition to ceding risks associated with riders that are accounted for as embedded derivatives, the Company also cedes to an affiliated reinsurance company certain directly written GMIB riders that are accounted for as insurance (i.e., not as embedded derivatives) but where the reinsurance contract contains an embedded derivative. These embedded derivatives are included in premiums and other receivables with changes in estimated fair value reported in net investment gains (losses). The value of the embedded derivatives on these ceded risks is determined using a methodology consistent with that described previously for the riders directly written by the Company. Because the direct rider is not accounted for at fair value, significant fluctuations in net income may occur as the change in fair value of the embedded derivative on the ceded risk is being recorded in net income without a corresponding and offsetting change in fair value of the direct rider.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The estimated fair value of the embedded equity and bond indexed derivatives contained in certain guaranteed interest contracts is determined using market standard swap valuation models and observable market inputs, including an adjustment for the Company's own credit that takes into consideration publicly available information relating to the Company's debt as well as its claims paying ability. The estimated fair value of these embedded derivatives are included, along with their guaranteed interest contract host, within policyholder account balances with changes in estimated fair value recorded in net investment gains (losses). Changes in equity and bond indices, interest rates and the Company's credit standing may result in significant fluctuations in the estimated fair value of these embedded derivatives that could materially affect net income.

     The estimated fair value of the embedded derivatives within funds withheld at interest liabilities related to certain ceded reinsurance is determined based on the change in estimated fair value of the underlying assets held by the Company in a reference portfolio backing the funds withheld liability. The estimated fair value of the underlying assets is determined as described above in "Fixed Maturity Securities, Equity Securities and Trading Securities" and "Short-term Investments." The fair value of these embedded derivatives is included, along with their funds withheld hosts, in other liabilities with changes in estimated fair value recorded in net investment gains (losses). Changes in the credit spreads on the underlying assets, interest rates and market volatility may result in significant fluctuations in the estimated fair value of these embedded derivatives that could materially affect net income.

     The accounting for embedded derivatives is complex and interpretations of the primary accounting standards continue to evolve in practice. If interpretations change, there is a risk that features previously not bifurcated may require bifurcation and reporting at estimated fair value in the consolidated financial statements and respective changes in estimated fair value could materially affect net income.

     Mortgage Loan Commitments and Commitments to Fund Bank Credit Facilities, Bridge Loans, and Private Corporate Bond Investments -- The estimated fair values for mortgage loan commitments and commitments to fund bank credit facilities, bridge loans and private corporate bond investments reflected in the above table represent the difference between the discounted expected future cash flows using interest rates that incorporate current credit risk for similar instruments on the reporting date and the principal amounts of the original commitments.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

ASSETS AND LIABILITIES MEASURED AT FAIR VALUE

  RECURRING FAIR VALUE MEASUREMENTS

     The fair value of assets and liabilities measured at estimated fair value on a recurring basis, are determined as described in the preceding section. These estimated fair values and their corresponding fair value hierarchy are summarized as follows:

                                                                    DECEMBER 31, 2008
                                           ------------------------------------------------------------------
                                              FAIR VALUE MEASUREMENTS AT REPORTING DATE USING
                                           -----------------------------------------------------
                                            QUOTED PRICES IN
                                           ACTIVE MARKETS FOR                        SIGNIFICANT
                                            IDENTICAL ASSETS    SIGNIFICANT OTHER   UNOBSERVABLE      TOTAL
                                             AND LIABILITIES    OBSERVABLE INPUTS      INPUTS       ESTIMATED
                                                (LEVEL 1)           (LEVEL 2)         (LEVEL 3)    FAIR VALUE
                                           ------------------   -----------------   ------------   ----------
                                                                      (IN MILLIONS)
ASSETS
  Fixed maturity securities:
  U.S. corporate securities..............        $    --             $ 38,663          $ 5,089      $ 43,752
  Residential mortgage-backed
     securities..........................             --               22,680              373        23,053
  Foreign corporate securities...........             --               16,857            3,367        20,224
  U.S. Treasury/agency securities........          7,427                8,461               48        15,936
  Commercial mortgage-backed securities..             --                8,939              138         9,077
  Asset-backed securities................             --                4,824            1,487         6,311
  Foreign government securities..........             --                2,573              202         2,775
  State and political subdivision
     securities..........................             --                1,025               76         1,101
                                                 -------             --------          -------      --------
     Total fixed maturity securities.....          7,427              104,022           10,780       122,229
                                                 -------             --------          -------      --------
Equity securities:
  Common stock...........................            238                  994               59         1,291
  Non-redeemable preferred stock.........             --                   89              918         1,007
                                                 -------             --------          -------      --------
     Total equity securities.............            238                1,083              977         2,298
                                                 -------             --------          -------      --------
  Trading securities.....................             --                  161              116           277
  Short-term investments (1).............          6,812                  695               75         7,582
  Derivative assets (2)..................              2                6,505              139         6,646
  Net embedded derivatives within asset
     host contracts (3)..................             --                   --              797           797
  Separate account assets (4)............         39,767               31,006            1,486        72,259
                                                 -------             --------          -------      --------
     Total assets........................        $54,246             $143,472          $14,370      $212,088
                                                 =======             ========          =======      ========
LIABILITIES
  Derivative liabilities (2).............        $    58             $  2,305          $   158      $  2,521
  Net embedded derivatives within
     liability host contracts (3)........             --                  (83)            (905)         (988)
  Trading liabilities (5)................             57                   --               --            57
                                                 -------             --------          -------      --------
     Total liabilities...................        $   115             $  2,222          $  (747)     $  1,590
                                                 =======             ========          =======      ========



--------

   (1) Short-term investments as presented in the table above differ from the amounts presented in the consolidated balance sheet because certain short-term investments are not measured at estimated fair value (e.g., time deposits, money market funds, etc.).

   (2) Derivative assets are presented within other invested assets and derivatives liabilities are presented within other liabilities. The amounts are presented gross in the table above to reflect the presentation in the consolidated balance sheet, but are presented net for purposes of the rollforward in the following tables.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



   (3) Net embedded derivatives within asset host contracts are presented within premiums and other receivables. Net embedded derivatives within liability host contracts are presented within policyholder account balances and other liabilities. Equity securities also includes embedded derivatives of ($72) million.

   (4) Separate account assets are measured at estimated fair value. Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders whose liability is reflected within separate account liabilities. Separate account liabilities are set equal to the estimated fair value of separate account assets as prescribed by SOP 03-1.

   (5) Trading liabilities are presented within other liabilities.

     The Company has categorized its assets and liabilities into the three-level fair value hierarchy, as defined in Note 1, based upon the priority of the inputs to the respective valuation technique. The following summarizes the types of assets and liabilities included within the three-level fair value hierarchy presented in the preceding table.

     Level 1 This category includes certain U.S. Treasury and agency fixed maturity securities, exchange-traded common stock and certain short-term money market securities. As it relates to derivatives, this level includes financial futures including exchange-traded equity and interest rate futures. Separate account assets classified within this level principally include mutual funds. Also included are assets held within separate accounts which are similar in nature to those classified in this level for the general account.

     Level 2 This category includes fixed maturity and equity securities priced principally by independent pricing services using observable inputs. These fixed maturity securities include most U.S. Treasury and agency securities as well as the majority of U.S. and foreign corporate securities, residential mortgage-backed securities, commercial mortgage-backed securities, asset-backed securities, foreign government securities and state and political subdivision securities. Equity securities classified as Level 2 securities consist principally of non-redeemable preferred stock and certain equity securities where market quotes are available but are not considered actively traded. Short-term investments and trading securities included within Level 2 are of a similar nature to these fixed maturity and equity securities. As it relates to derivatives, this level includes all types of derivative instruments utilized by the Company with the exception of exchange-traded futures included within Level 1 and those derivative instruments with unobservable inputs as described in Level 3. Separate account assets classified within this level are generally similar to those classified within this level for the general account. Hedge funds owned by separate accounts are also included within this level. Embedded derivatives classified within this level include embedded equity derivatives contained in certain guaranteed interest contracts.

     Level 3 This category includes fixed maturity securities priced principally through independent broker quotations or market standard valuation methodologies using inputs that are not market observable or cannot be derived principally from or corroborated by observable market data. This level consists of less liquid fixed maturity securities with very limited trading activity or where less price transparency exists around the inputs to the valuation methodologies including:
             U.S. and foreign corporate securities -- including below investment grade private placements; residential mortgage-backed securities; commercial mortgage-backed securities; asset backed securities -- including all of those supported by sub-prime mortgage loans; foreign government; U.S. Treasury and agency; and state and political subdivision securities. Equity securities classified as Level 3 securities consist principally of common stock of privately held companies and non-redeemable preferred stock where there has been very limited trading activity or where less price transparency exists around the inputs to the valuation. Short-term investments and trading securities included within Level 3 are of a similar nature to these fixed maturity and equity securities. As it relates to derivatives this category includes: financial forwards including swap spread locks with maturities which extend beyond

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


             observable periods; equity variance swaps with unobservable volatility inputs or that are priced via independent broker quotations; foreign currency swaps which are cancelable and priced through independent broker quotations; interest rate swaps with maturities which extend beyond the observable portion of the yield curve; credit default swaps based upon baskets of credits having unobservable credit correlations as well as credit default swaps with maturities which extend beyond the observable portion of the credit curves and credit default swaps priced through independent broker quotes; equity options with unobservable volatility inputs; and interest rate floors referencing unobservable yield curves and/or which include liquidity and volatility adjustments. Separate account assets classified within this level are generally similar to those classified within this level for the general account; however, they also include mortgage loans, and other limited partnership interests. Embedded derivatives classified within this level include embedded derivatives associated with certain variable annuity riders as well as those on the cession of the risks associated with those riders to affiliates; as well as embedded derivatives related to funds withheld on ceded reinsurance.

     A rollforward of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable (Level 3) inputs for year ended December 31, 2008 is as follows:

                                           FAIR VALUE MEASUREMENTS USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
                          ---------------------------------------------------------------------------------------------------------
                                                                TOTAL REALIZED/UNREALIZED
                                                               GAINS (LOSSES) INCLUDED IN:
                                                              -----------------------------    PURCHASES,
                            BALANCE,     IMPACT OF   BALANCE,                     OTHER          SALES,       TRANSFER IN  BALANCE,
                          DECEMBER 31,   SFAS 157   BEGINNING                 COMPREHENSIVE  ISSUANCES AND    AND/OR OUT    END OF
                              2007     ADOPTION (1) OF PERIOD EARNINGS (2, 3) INCOME (LOSS) SETTLEMENTS (4) OF LEVEL 3 (5)  PERIOD
                          ------------ ------------ --------- --------------- ------------- --------------- -------------- --------
                                                                        (IN MILLIONS)
Fixed maturity
  securities.............    $15,066        $--      $15,066       $ (674)       $(3,763)        $(530)          $681       $10,780
Equity securities........      1,527         --        1,527         (128)          (346)          (54)           (22)          977
Trading securities.......        174         --          174          (26)            --           (32)            --           116
Short-term investments...        149         --          149           (2)            --           (72)            --            75
Net derivatives (6)......        134         (1)         133          (60)            --           (92)            --           (19)
Separate account assets
  (7)....................      1,170         --        1,170          (86)            --           (22)           424         1,486
Net embedded derivatives
  (8)....................         25         30           55        1,631             --            16             --         1,702


--------

   (1) Impact of SFAS 157 adoption represents the amount recognized in earnings as a change in estimate upon the adoption of SFAS 157 associated with Level 3 financial instruments held at January 1, 2008. The net impact of adoption on Level 3 assets and liabilities presented in the table above was a $29 million increase to net assets. Such amount was also impacted by a decrease to DAC of $9 million. The impact of adoption of SFAS 157 on RGA -- not reflected in the table above as a result of the reflection of RGA in discontinued operations -- was a net increase of $2 million (i.e., a decrease in Level 3 net embedded derivative liabilities of $17 million offset by a DAC decrease of $15 million) for a total impact of $22 million on Level 3 assets and liabilities. This impact of $22 million along with a $9 million reduction in the estimated fair value of Level 2 freestanding derivatives, results in a total net impact of adoption of SFAS 157 of $13 million as described in Note 1.

   (2) Amortization of premium/discount is included within net investment income which is reported within the earnings caption of total gains/losses. Impairments are included within net investment gains (losses) which is reported within the earnings caption of total gains/losses. Lapses associated with embedded derivatives are included with the earnings caption of total gains/losses.

   (3) Interest and dividend accruals, as well as cash interest coupons and dividends received, are excluded from the rollforward.

   (4) The amount reported within purchases, sales, issuances and settlements is the purchase/issuance price (for purchases and issuances) and the sales/settlement proceeds (for sales and settlements) based upon the actual date purchased/issued or sold/settled. Items purchased/issued and sold/settled in the same period are excluded

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


       from the rollforward. For embedded derivatives, attributed fees are included within this caption along with settlements, if any.

   (5) Total gains and losses (in earnings and other comprehensive income
       (loss)) are calculated assuming transfers in (out) of Level 3 occurred at the beginning of the period. Items transferred in and out in the same period are excluded from the rollforward.

   (6) Freestanding derivative assets and liabilities are presented net for purposes of the rollforward.

   (7) Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders whose liability is reflected within separate account liabilities.

   (8) Embedded derivative assets and liabilities are presented net for purposes of the rollforward.

   (9) Amounts presented do not reflect any associated hedging activities. Actual earnings associated with Level 3, inclusive of hedging activities, could differ materially.

     The table below summarizes both realized and unrealized gains and losses for the year ended December 31, 2008 due to changes in fair value recorded in earnings for Level 3 assets and liabilities:

                                                        TOTAL GAINS AND LOSSES
                                                 ------------------------------------
                                                           CLASSIFICATION OF
                                                  REALIZED/UNREALIZED GAINS (LOSSES)
                                                         INCLUDED IN EARNINGS
                                                 ------------------------------------
                                                     NET            NET
                                                 INVESTMENT     INVESTMENT
                                                   INCOME     GAINS (LOSSES)    TOTAL
                                                 ----------   --------------   ------
                                                             (IN MILLIONS)
Fixed maturity securities......................     $  9          $ (683)      $ (674)
Equity securities..............................       --            (128)        (128)
Trading securities.............................      (26)             --          (26)
Short-term investments.........................        1              (3)          (2)
Net derivatives................................       --             (60)         (60)
Net embedded derivatives.......................       --           1,631        1,631


     The table below summarizes the portion of unrealized gains and losses recorded in earnings for the year ended December 31, 2008 for Level 3 assets and liabilities that are still held at December 31, 2008.

                                                 CHANGES IN UNREALIZED GAINS (LOSSES)
                                                  RELATING TO ASSETS AND LIABILITIES
                                                       HELD AT DECEMBER 31, 2008
                                                 ------------------------------------
                                                     NET            NET
                                                 INVESTMENT     INVESTMENT
                                                   INCOME     GAINS (LOSSES)    TOTAL
                                                 ----------   --------------   ------
                                                             (IN MILLIONS)
Fixed maturity securities......................     $  5          $ (466)      $ (461)
Equity securities..............................       --            (114)        (114)
Trading securities.............................      (18)             --          (18)
Net derivatives................................       --             (93)         (93)
Net embedded derivatives.......................       --           1,632        1,632


  NON-RECURRING FAIR VALUE MEASUREMENTS

     At December 31, 2008, the Company held $204 million in mortgage loans which are carried at estimated fair value based on independent broker quotations or, if the loans were in foreclosure or are otherwise determined to be collateral dependent, on the value of the underlying collateral of which $188 million was related to impaired mortgage loans held-for-investment and $16 million to certain mortgage loans held-for-sale. These impaired

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


mortgage loans were recorded at estimated fair value and represent a nonrecurring fair value measurement. The estimated fair value was categorized as Level 3. Included within net investment gains (losses) for such impaired mortgage loans are net impairments of $56 million for the year ended December 31, 2008.

     At December 31, 2008, the Company held $131 million in cost basis other limited partnership interests which were impaired during the year ended December 31, 2008 based on the underlying limited partnership financial statements. These other limited partnership interests were recorded at estimated fair value and represent a nonrecurring fair value measurement. The estimated fair value was categorized as Level 3. Included within net investment gains (losses) for such other limited partnerships are impairments of $99 million for the year ended December 31, 2008.

20.  RELATED PARTY TRANSACTIONS

     The Company entered into a service agreement with MetLife Group, Inc. ("MetLife Group"), a wholly-owned subsidiary of MetLife Inc., under which MetLife Group provides personnel services, as needed, to support the activities of the Company. MetLife Group charged the Company $2.2 billion, $2.0 billion and $1.9 billion, included in other expenses, for services performed under the service agreement for the years ended December 31, 2008, 2007 and 2006, respectively.

     The Company has entered into agreements with affiliates for services necessary to conduct its activities. Typical services provided under these agreements include distribution services and administrative functions. Expenses incurred by the Company related to these agreements were $667 million, $574 million and $34 million for the years ended December 31, 2008, 2007 and 2006, respectively.

     The Company has entered into agreements with affiliates to provide additional services necessary to conduct their activities. Typical services provided under these agreements include management, policy administrative functions, investment advice and distribution services. Expenses incurred by the Company related to these agreements were $815 million, $791 million and $657 million for the years ended December 31, 2008, 2007 and 2006, respectively, and were reimbursed to the Company by these affiliates. Revenues received from affiliates related to these agreements and recorded in other revenues was $17 million for both years ended December 31, 2008 and 2007. There was no revenue received from affiliates related to these agreements for the year ended December 31, 2006. Revenues received from affiliates related to these agreements and recorded in universal life and investment-type product policy fees was $16 million, $16 million and $17 million for the years ended December 31, 2008, 2007 and 2006, respectively.

     The Company had net payables to affiliates of $229 million and $116 million at December 31, 2008 and 2007, respectively, related to the items discussed above. These payables exclude affiliated reinsurance balances discussed in Note
8. See Notes 3, 7 and 10 for discussion of additional related party transactions.

21.  SUBSEQUENT EVENT

     On September 29, 2009, the Company issued a $217 million surplus note to MetLife Mexico, S.A., an affiliate, with an interest rate of 6.46% which matures in 2014.

     The Company loaned $1.0 billion to Exeter Reassurance Company, Ltd., an affiliate, during the second and third quarters of 2009. The loans were recorded in other invested assets upon issuance. The terms of the loans are as follows:
$500 million which bears interest at 6.44% and matures in 2014; $250 million, which bears interest at 5.33% and matures in 2012; and $250 million which bears interest at 7.44% and matures in 2016. The loans pay interest semi-annually and both principal and interest payments have been guaranteed by MetLife, Inc.

                              ZENITH ACCUMULATOR

                     INDIVIDUAL VARIABLE ANNUITY CONTRACTS
                                   ISSUED BY
                      METROPOLITAN LIFE INSURANCE COMPANY

                         SUPPLEMENT DATED MAY 1, 2009
       TO THE PROSPECTUS DATED APRIL 30, 1999 AS ANNUALLY SUPPLEMENTED.

   The Puerto Rico Internal Revenue Code of 1994, as amended (the "PR Code") provides the following tax treatment for Zenith Accumulator Individual Variable Annuity Contracts ("the Contracts") issued to Contract Owners in the Commonwealth of Puerto Rico. The Contracts will not be offered in Puerto Rico as individual retirement annuities ("IRAs").

1. GENERAL TAX TREATMENT OF ANNUITIES

   For Puerto Rico tax purposes, amounts received as an annuity under an annuity contract are defined as amounts (determined based on a computation with reference to life expectancy and mortality tables) received in periodical installments and payable over a period longer than one year from the annuity starting date.

   Annuity payments generally have two elements: a part that constitutes a return of the annuity's cost (return of capital) and a part that constitutes income.

   From each annuity payment received, taxpayers must include in their gross income for income tax purposes the lower of (a) the annuity payments received during the taxable year, or (b) 3% of the aggregate premiums or consideration paid for the annuity divided by 12 and multiplied by the number of months in respect to which the installment is paid. The excess over the 3% is excluded from gross income until the aggregate premiums or consideration is recovered.

   Once the annuity's cost has been fully recovered, all of the annuity payment constitutes taxable income. There is no penalty tax on early distributions from annuity contracts.

   No gain or loss has to be generally recognized when certain insurance policies are exchanged for other insurance policies. These tax free exchanges include a life insurance contract for another or for an endowment or annuity contract (or a combination thereof). The total amount received, within the same taxable year, from a variable annuity contract issued by an eligible insurance company, may be taxed as a long-term capital gain at the rate in effect at the time of the transaction. Effective July 1, 2007, the rate in effect is 10%.

2. A VARIABLE ANNUITY CONTRACT UNDER NONQUALIFIED PLANS

   A variable annuity contract may be purchased by an employer for an employee under a nonqualified stock bonus, pension, profit sharing or annuity plan. The employer may purchase the variable annuity contract and transfer it to a trust created under the terms of the nonqualified plan or can make contributions to the nonqualified trust in order to provide [a] variable annuity contract[s] for his employees.

   The purchase payments paid or the employer's contributions made to a trust under a plan during a taxable year of the employer which ends within or with a taxable year of the trust, shall be included in the gross income of the employee, if his beneficial interest in the employer's contributions is nonforfeitable at the time the contribution is made. An employee's beneficial interest in the contributions is nonforfeitable if there is no contingency under the plan which may cause the employee to lose his rights in the contribution.

VA-PR-09

   When the contributions are included in the employee's gross income, they are considered part of the consideration paid by him for the annuity. The amounts contributed by the employer constitute consideration paid by the employee which is taken into account for purposes of determining the taxable amount of each annuity payment received.

   The contributions paid by the employer to or under the nonqualified plan for providing retirement benefits to the employees under an annuity or insurance contract are deductible in the taxable year when paid if the employee's rights to or derived from such employer's contribution are nonforfeitable at the time the contribution is made.

   If an amount is paid on behalf of the employee during the taxable year but the rights of the employee therein are forfeitable at the time the amount is paid, no employer deduction is allowable for such amount for any taxable year.

   A nonqualified plan may not be subject to certain rules which apply to a qualified plan such as rules regarding participation, vesting and funding. Thus, nonqualified annuity plans may be used by an employer to provide additional benefits to key employees.

   Since a nonqualified trust is not tax-exempt, the trust itself will be taxable on the income of the trust assets.

3. A VARIABLE ANNUITY CONTRACT UNDER A QUALIFIED PLAN

   A variable annuity contract may be purchased by an employer for an employee under a qualified pension, profit-sharing, stock bonus, annuity, or a cash or deferred arrangement ("CODA") plan established pursuant to Section 1165 of the PR Code. The employer has two alternatives: (1) purchase the annuity contract and transfer the same to the trust under the plan, or (2) make contributions to a trust under a qualified plan for the purpose of providing an annuity contract for an employee.

   Qualified plans must comply with the requirements of Section 1165(a) of the PR Code which include, among others, certain participation requirements.

   The trust created under the qualified plan is exempt from tax on its investment income.

a. Contributions

   The employer is entitled, in determining its net taxable income, to claim a current income tax deduction for contributions made to the trust created under the terms of a qualified plan. However, statutory limitations on the deductibility of contributions made to the trust under a qualified plan limit the amount of funds that may be contributed each year.

b. Distributions

   The amount paid by the employer towards the purchase of the variable annuity contract or contributed to the trust for providing variable annuity contracts for the employees is not required to be included in the income of the employee. However, any amount received or made available to the employee under the qualified plan is includible in the gross income of the employee in the taxable year in which received or made available.

   In such case, the amount paid or contributed by the employer shall not constitute consideration paid by the employee for the variable annuity contract for purposes of determining the amount of annuity payments required to be included in the employee's gross income. Thus, amounts actually distributed or made available to any employee under the qualified plan shall be included in their entirety in the employee's gross income.

   Lump-sum proceeds from a Puerto Rico qualified retirement plan due to separation from service will generally be taxed at a 20% capital gain tax rate to be withheld at the source.

   A special rate of 10% may apply instead, if the plan satisfies the following requirements: (1) the plan's trust is organized under the laws of Puerto Rico, or has a Puerto Rico resident trustee and uses such trustee as paying agent; and (2) after December 31, 2007, 10% of all plan's trust assets attributable to participants which are Puerto Rico residents must be invested in "property located in Puerto Rico" for a three-year period. If those two requirements are not satisfied, the distribution will generally be subject to the 20% tax rate. The three-year period includes the year of the distribution and the two immediately preceding years. Property located in Puerto Rico includes Shares of stock of a Puerto Rico corporation, bonds, notes and other evidence of indebtedness issued by the Commonwealth of Puerto Rico or the instrumentalities thereof.

   The PR Code does not impose a penalty tax in cases of early (premature) distributions from a qualified plan.

c. Rollover

   Deferral of the recognition of income continues upon the receipt of a distribution by a participant from a qualified plan, if the total distribution is contributed to another qualified retirement plan or traditional individual retirement account ("IRA") for the employee's benefit no later than sixty (60) days after the distribution.

4. ERISA CONSIDERATIONS

   In the context of a Puerto Rico qualified retirement plan trust, the IRS has recently held that the transfer of assets and liabilities from a qualified retirement plan trust under the Code to that type of plan would generally be treated as a distribution includible in gross income for U.S. income tax purposes even if the Puerto Rico retirement plan is a plan described in ERISA
Section 1022(i)(l). By contrast, a transfer from a qualified retirement plan trust under the Code to a Puerto Rico qualified retirement plan trust that has made an election under ERISA Section 1022(i)(2) is not treated as a distribution from the transferor plan for U.S. income tax purposes because a Puerto Rico retirement plan that has made an election under ERISA Section 1022(i)(2) is treated as a qualified retirement plan for purposes Code Section 401(a). The IRS has determined that the above described rules prescribing the inclusion in income of transfers of assets and liabilities to a Puerto Rico retirement plan trust described in ERISA Section 1022(i)(l) would be applicable to transfers taking effect after December 31, 2010.

5. A VARIABLE ANNUITY CONTRACT UNDER A KEOGH PLAN

   A variable annuity contract may be purchased for purposes of funding a self employed retirement plan under Section 1165(f) of the PR Code. This plan is commonly known as a Keogh plan or an HR 10 plan.

   This plan permits self-employed individuals and owner-employees to adopt pension plans, profit sharing plans or annuity plans for themselves and their employees. A self-employed individual is any individual who carries on a trade or business as a sole proprietor, an independent contractor or anyone who is in business for himself or herself.

   An owner-employee is any individual who owns all of an unincorporated business. In the case of a corporation of individuals or a special partnership under Subchapter K of the PR Code, an owner-employee is a shareholder or a partner owning more than 10% of the interest in capital or profits.

   Similar to a qualified plan, the variable annuity contract may be purchased and be transferred to a trust, or contributions may be made to the trust for the purpose of providing an annuity contract for the trust beneficiaries.

a. Contributions

   A tax deduction may be claimed for contributions made to the plan. As in other qualified plans, contributions to the plan are subject to certain statutory limits. The limit on the deduction depends on the type of plan selected.

   Such contributions and the income generated from them are not taxable to the owner-employee, his employees or to the self-employed individual until the funds are distributed or made available to them.

   The investment income generated from the contributions made to the plan which are held in a qualified trust is tax exempt to the trust.

b. Distributions

   Distributions made under a qualified self-employed retirement plan will be subject to the rules described under 3(b) and (c) above.

                              ZENITH ACCUMULATOR

                     Individual Variable Annuity Contracts
                                   Issued By
                      Metropolitan Life Insurance Company
                                200 Park Avenue
                           New York, New York 10166

                              Designated Office:
                         Annuity Administrative Office
                                P.O. Box 14594
                           Des Moines, IA 50306-3594

                         SUPPLEMENT DATED MAY 1, 2009
      TO THE PROSPECTUS DATED APRIL 30, 1999 (AS ANNUALLY SUPPLEMENTED).

   This supplement updates certain information in the prospectus dated April 30, 1999 (as annually supplemented), describing individual flexible and single purchase payment variable annuity contracts (the "Contracts") funded by The New England Variable Account (the "Variable Account"). You should read and retain this supplement. Certain additional information about the Contracts is contained in a Statement of Additional Information ("SAI") dated May 1, 2009, as it may be supplemented from time to time, which has been filed with the Securities and Exchange Commission ("SEC") and is incorporated herein by reference. A complete prospectus dated April 30, 1999, and any previous supplements, as well as the Statement of Additional Information, may be obtained free of charge by writing to New England Securities Corporation at 501 Boylston Street, Boston, Massachusetts 02116 or telephoning 1-800-777-5897.

   NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE CONTRACTS OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   THE SEC MAINTAINS A WEBSITE THAT CONTAINS THE SAI, MATERIAL INCORPORATED BY REFERENCE, AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SEC. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

   THE FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA) MAINTAINS A PUBLIC DISCLOSURE PROGRAM FOR INVESTORS. A BROCHURE THAT INCLUDES INFORMATION DESCRIBING THE PROGRAM IS AVAILABLE BY CALLING FINRA'S PUBLIC DISCLOSURE PROGRAM HOTLINE AT 1-800-289-9999, OR BY VISITING FINRA'S WEBSITE AT WWW.FINRA.ORG.

   THE ELIGIBLE FUND PROSPECTUSES ARE ATTACHED. PLEASE READ THEM AND KEEP THEM FOR REFERENCE.

   WE DO NOT GUARANTEE HOW ANY OF THE SUB-ACCOUNTS OR ELIGIBLE FUNDS WILL PERFORM. THE CONTRACTS AND ELIGIBLE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

                                  HIGHLIGHTS

CIVIL UNIONS

   Because the contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation, are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law. Therefore, under current federal law, a purchaser who has or is contemplating a civil union or same sex marriage should note that the rights of a spouse under the spousal continuation provisions of this contract will not be available to such partner or same sex marriage spouse.

                                 EXPENSE TABLE

   The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer cash value between Eligible Fund options. State premium taxes of 0% to 3.5% may also be deducted.

CONTRACT OWNER TRANSACTION EXPENSES

       Sales Charge Imposed on Purchase Payments.................................           None
       Contingent Deferred Sales Charge (as a percentage of Contract Value)       6.5% declining annually--
                                                                                        See Note (1)
       Transfer Fee(2)...........................................................            $10

--------
NOTES:
(1)The Contingent Deferred Sales Charge is a declining percentage of contract value withdrawn, as follows:

                   IF WITHDRAWN DURING CONTRACT YEAR  CHARGE
                   ---------------------------------  ------
                                   1.................  6.5%
                                   2.................  6.0%
                                   3.................  5.5%
                                   4.................  5.0%
                                   5.................  4.5%
                                   6.................  4.0%
                                   7.................  3.5%
                                   8.................  3.0%
                                   9.................  2.0%
                                  10.................  1.0%
                                  11.................    0%

(2)Currently, we do not charge this fee. We reserve the right to impose a charge of $10 on each transfer in excess of four per year.

   The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Eligible Fund fees and expenses.

ANNUAL CONTRACT FEE

                      Administration Contract Charge(1)..... $30

VARIABLE ACCOUNT ANNUAL EXPENSES
(as a percentage of average daily net assets in the sub-accounts)

                                                                       AMERICAN FUNDS
                                                                     BOND SUB-ACCOUNT,
                                                                       AMERICAN FUNDS
                                                                       GROWTH-INCOME
                                                                        SUB-ACCOUNT,
                                                                       AMERICAN FUNDS
                                                                    GROWTH SUB-ACCOUNT,
                                                                     AND AMERICAN FUNDS         ALL
                                                                        GLOBAL SMALL           OTHER
                                                                 CAPITALIZATION SUB-ACCOUNT SUB-ACCOUNTS
                                                                 -------------------------- ------------
       Mortality and Expense Risk Charge(2).....................           1.20%                .95%
                                                                           -----               -----
       Administration Asset Charge..............................            .40%                .40%
                                                                           =====               =====
              Total Variable Account Annual Expenses............           1.60%               1.35%
                                                                           -----               -----

--------
NOTE:
(1)The Administration Contract Charge is not imposed after annuitization.

(2)We are waiving .08% of the Mortality and Expense Risk Charge for the subaccount investing in the BlackRock Large Cap Core Portfolio.

   The next item shows the minimum and maximum total operating expenses charged by the Eligible Funds that you may pay periodically during the time that you own the Contract. Certain Eligible Funds may impose a redemption fee in the future. More detail concerning each Eligible Fund's fees and expenses is contained below and in the prospectus for each Eligible Fund.

RANGE OF ELIGIBLE FUND OPERATING EXPENSES
(as a percentage of average net assets)

                                                                                            MINIMUM* MAXIMUM
                                                                                            -------- -------
TOTAL ANNUAL ELIGIBLE FUND OPERATING EXPENSES
(expenses that are deducted from Eligible Fund assets, including management fees,
  distribution (12b-1) fees, and other expenses)...........................................   .29%    1.28%

                                                                                            MINIMUM* MAXIMUM
                                                                                            -------- -------
NET TOTAL ANNUAL ELIGIBLE FUND OPERATING EXPENSES(1)
(expenses that are deducted from Eligible Fund assets, including management fees, distribution (12b-1) fees, and other expenses after any applicable contractual waiver or
  reimbursement arrangement)...............................................................   .28%    1.22%

--------
NOTE:
(1)The range of Net Total Annual Eligible Fund Operating Expenses takes into account contractual arrangements for certain Eligible Funds that require the investment adviser to reimburse or waive Eligible Fund operating expenses until April 30, 2009, as described in more detail below.

* Does not take into consideration any portfolio of the American Funds Insurance Series, for which an additional Mortality and Expense Risk charge applies.

   The following table shows the annual operating expenses for each Eligible Fund for the year ended December 31, 2008, before and after any applicable contractual expense subsidy and/or expense deferral arrangement.

ANNUAL ELIGIBLE FUND OPERATING EXPENSES (as a percentage of average net assets)(1)

                                                              DISTRIBUTION                                   CONTRACTUAL
                                                                 AND/OR               ACQUIRED      TOTAL    FEE WAIVER
                                                                SERVICE              FUND FEES     ANNUAL      AND/OR
                                                   MANAGEMENT   (12B-1)     OTHER       AND       OPERATING    EXPENSE
UNDERLYING FUND                                       FEE         FEES     EXPENSES EXPENSES/(2)/ EXPENSES  REIMBURSEMENT
---------------                                    ---------- ------------ -------- ------------  --------- -------------
AMERICAN FUNDS INSURANCE SERIES(R)/(4)/
American Funds Bond Fund..........................    .39%        .25%       .01%        0%          .65%         0%
American Funds Global Small Capitalization Fund...    .71%        .25%       .03%        0%          .99%         0%
American Funds Growth Fund........................    .32%        .25%       .01%        0%          .58%         0%
American Funds Growth-Income Fund.................    .27%        .25%       .01%        0%          .53%         0%

FIDELITY(R) VARIABLE INSURANCE PRODUCTS/(4)/
Equity-Income Portfolio...........................    .46%          0%       .11%        0%          .57%         0%

MET INVESTORS SERIES TRUST/(4)/
BlackRock Large Cap Core Portfolio................    .58%        .25%       .04%        0%          .87%         0%
Clarion Global Real Estate Portfolio..............    .63%        .25%       .05%        0%          .93%         0%
Harris Oakmark International Portfolio............    .78%        .15%       .07%        0%         1.00%         0%
Janus Forty Portfolio.............................    .64%        .25%       .04%        0%          .93%         0%
Lazard Mid Cap Portfolio/(5)/.....................    .69%        .25%       .05%        0%          .99%         0%
Legg Mason Partners Aggressive Growth Portfolio...    .63%        .25%       .02%        0%          .90%         0%
Legg Mason Value Equity Portfolio.................    .63%          0%       .04%        0%          .67%         0%
Lord Abbett Bond Debenture Portfolio..............    .50%        .25%       .03%        0%          .78%         0%
Met/AIM Small Cap Growth Portfolio................    .86%        .25%       .03%        0%         1.14%         0%
MFS(R) Research International Portfolio...........    .70%        .25%       .06%        0%         1.01%         0%
Oppenheimer Capital Appreciation Portfolio........    .59%        .25%       .04%        0%          .88%         0%
PIMCO Inflation Protected Bond Portfolio..........    .49%        .25%       .04%        0%          .78%         0%
PIMCO Total Return Portfolio......................    .48%        .25%       .05%        0%          .78%         0%
RCM Technology Portfolio..........................    .88%        .25%       .09%        0%         1.22%         0%
T. Rowe Price Mid Cap Growth Portfolio............    .75%        .25%       .03%        0%         1.03%         0%

                                                    NET TOTAL
                                                      ANNUAL
                                                    OPERATING
UNDERLYING FUND                                    EXPENSES/(3)/
---------------                                    ------------
AMERICAN FUNDS INSURANCE SERIES(R)/(4)/
American Funds Bond Fund..........................      .65%
American Funds Global Small Capitalization Fund...      .99%
American Funds Growth Fund........................      .58%
American Funds Growth-Income Fund.................      .53%

FIDELITY(R) VARIABLE INSURANCE PRODUCTS/(4)/
Equity-Income Portfolio...........................      .57%

MET INVESTORS SERIES TRUST/(4)/
BlackRock Large Cap Core Portfolio................      .87%
Clarion Global Real Estate Portfolio..............      .93%
Harris Oakmark International Portfolio............     1.00%
Janus Forty Portfolio.............................      .93%
Lazard Mid Cap Portfolio/(5)/.....................      .99%
Legg Mason Partners Aggressive Growth Portfolio...      .90%
Legg Mason Value Equity Portfolio.................      .67%
Lord Abbett Bond Debenture Portfolio..............      .78%
Met/AIM Small Cap Growth Portfolio................     1.14%
MFS(R) Research International Portfolio...........     1.01%
Oppenheimer Capital Appreciation Portfolio........      .88%
PIMCO Inflation Protected Bond Portfolio..........      .78%
PIMCO Total Return Portfolio......................      .78%
RCM Technology Portfolio..........................     1.22%
T. Rowe Price Mid Cap Growth Portfolio............     1.03%

                                                 DISTRIBUTION                                   CONTRACTUAL
                                                    AND/OR               ACQUIRED      TOTAL    FEE WAIVER    NET TOTAL
                                                   SERVICE              FUND FEES     ANNUAL      AND/OR        ANNUAL
                                      MANAGEMENT   (12B-1)     OTHER       AND       OPERATING    EXPENSE     OPERATING
UNDERLYING FUND                          FEE         FEES     EXPENSES EXPENSES/(2)/ EXPENSES  REIMBURSEMENT EXPENSES/(3)/
---------------                       ---------- ------------ -------- ------------  --------- ------------- ------------
METROPOLITAN SERIES FUND, INC./(4)/
Artio International Stock
  Portfolio/(6)/.....................    .82%          0%       .13%         0%         .95%        .03%          .92%
Barclays Capital Aggregate Bond
  Index Portfolio/(7)/...............    .25%        .25%       .04%         0%         .54%        .01%          .53%
BlackRock Aggressive Growth
  Portfolio..........................    .72%        .25%       .05%         0%        1.02%          0%         1.02%
BlackRock Bond Income
  Portfolio/(8)/.....................    .38%          0%       .05%         0%         .43%        .01%          .42%
BlackRock Diversified Portfolio......    .45%        .25%       .04%         0%         .74%          0%          .74%
BlackRock Large Cap Value
  Portfolio..........................    .67%        .15%       .05%         0%         .87%          0%          .87%
BlackRock Legacy Large Cap
  Growth Portfolio/(9)/..............    .73%          0%       .05%         0%         .78%        .01%          .77%
BlackRock Money Market
  Portfolio/(10)/....................    .32%          0%       .02%         0%         .34%        .01%          .33%
BlackRock Strategic Value
  Portfolio..........................    .84%          0%       .05%         0%         .89%          0%          .89%
Davis Venture Value Portfolio/(11)/..    .70%          0%       .03%         0%         .73%        .04%          .69%
FI Mid Cap Opportunities
  Portfolio..........................    .68%        .25%       .07%         0%        1.00%          0%         1.00%
FI Value Leaders Portfolio...........    .65%          0%       .06%         0%         .71%          0%          .71%
Jennison Growth Portfolio............    .63%          0%       .04%         0%         .67%          0%          .67%
Loomis Sayles Small Cap Core
  Portfolio/(12)/....................    .90%          0%       .06%         0%         .96%        .05%          .91%
Loomis Sayles Small Cap Growth
  Portfolio/(13)/....................    .90%        .25%       .13%         0%        1.28%        .06%         1.22%
Met/Artisan Mid Cap Value
  Portfolio..........................    .81%          0%       .04%         0%         .85%          0%          .85%
MetLife Mid Cap Stock Index
  Portfolio/(7)/.....................    .25%        .25%       .08%         0%         .58%        .01%          .57%
MetLife Stock Index Portfolio --
  Class A/(7)(14)/...................    .25%          0%       .04%         0%         .29%        .01%          .28%
MetLife Stock Index Portfolio --
  Class B/(7)(15)/...................    .25%        .25%       .04%         0%         .54%        .01%          .53%
MFS(R) Total Return Portfolio --
  Class A/(16)/......................    .53%          0%       .05%         0%         .58%          0%          .58%
MFS(R) Total Return Portfolio --
  Class E/(16)/......................    .53%        .15%       .05%         0%         .73%          0%          .73%
MFS(R) Value Portfolio/(17)/.........    .72%        .15%       .08%         0%         .95%        .07%          .88%
Morgan Stanley EAFE(R) Index
  Portfolio/(18)/....................    .30%        .25%       .12%       .01%         .68%        .01%          .67%
Neuberger Berman Mid Cap Value
  Portfolio..........................    .65%        .25%       .04%         0%         .94%          0%          .94%
Oppenheimer Global Equity
  Portfolio..........................    .52%        .25%       .09%         0%         .86%          0%          .86%
Russell 2000(R) Index Portfolio/(7)/.    .25%        .25%       .07%       .01%         .58%        .01%          .57%
T. Rowe Price Large Cap Growth
  Portfolio..........................    .60%        .25%       .07%         0%         .92%          0%          .92%

                                               DISTRIBUTION                                   CONTRACTUAL
                                                  AND/OR               ACQUIRED      TOTAL    FEE WAIVER    NET TOTAL
                                                 SERVICE              FUND FEES     ANNUAL      AND/OR        ANNUAL
                                    MANAGEMENT   (12B-1)     OTHER       AND       OPERATING    EXPENSE     OPERATING
UNDERLYING FUND                        FEE         FEES     EXPENSES EXPENSES/(2)/ EXPENSES  REIMBURSEMENT EXPENSES/(3)/
---------------                     ---------- ------------ -------- ------------  --------- ------------- ------------
T. Rowe Price Small Cap Growth
  Portfolio........................    .51%        .25%       .08%         0%         .84%          0%          .84%
Western Asset Management Strategic
  Bond Opportunities Portfolio.....    .60%          0%       .05%         0%         .65%          0%          .65%
Western Asset Management U.S.
  Government Portfolio.............    .48%          0%       .04%         0%         .52%          0%          .52%
Zenith Equity Portfolio/(19)/......      0%          0%       .01%       .72%         .73%          0%          .73%

METROPOLITAN FUND-ASSET ALLOCATION
  PORTFOLIOS/(4)/
MetLife Conservative Allocation
  Portfolio/(20)/..................    .10%        .25%       .02%       .56%         .93%        .02%          .91%
MetLife Conservative to Moderate
  Allocation Portfolio/(20)/.......    .09%        .25%       .01%       .61%         .96%          0%          .96%
MetLife Moderate Allocation
  Portfolio/(20)/..................    .07%        .25%         0%       .65%         .97%          0%          .97%
MetLife Moderate to Aggressive
  Allocation Portfolio/(20)/.......    .07%        .25%         0%       .68%        1.00%          0%         1.00%
MetLife Aggressive Allocation
  Portfolio/(20)/..................    .10%        .25%       .03%       .72%        1.10%        .03%         1.07%

MET INVESTORS SERIES TRUST-ETF
  PORTFOLIOS/(4)/
SSgA Growth and Income ETF
  Portfolio/(21)/..................    .33%        .25%       .08%       .20%         .86%        .03%          .83%
SSgA Growth ETF Portfolio/(21)/....    .33%        .25%       .08%       .21%         .87%        .03%          .84%

--------
/(1)/The Eligible Fund expenses used to prepare this table were provided to us by the Eligible Funds. We have not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2008. Current or future expenses may be greater or less than those shown.
/(2)/Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
/(3)/Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus Supplement; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
/(4)/Our Affiliate, Metlife Advisers, LLC ("MetLife Advisers") is the investment manager for the Portfolios of the Metropolitan Series Fund, Inc. (the "Metropolitan Fund"), including the Metropolitan Fund Asset Allocation Portfolios, and for the Portfolios of the Met Investors Series Trust, including the Met Investors Series Trust-ETF Portfolios. Capital Research and Management Company is the investment adviser of the American Funds Insurance Series. Fidelity Management & Research Company is the investment adviser to the Portfolio of the Variable Insurance Products Fund.
/(5)/Other Expenses include 0.02% of deferred expense reimbursement from a prior period.
/(6)/MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.81% for the first $500 million of the Portfolio's average daily net assets and 0.78% for the next $500 million.
/(7)/MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to 0.243%.
/(8)/MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.325% for the Portfolios average daily net assets in excess of $1 billion but less than $2 billion.
/(9)/MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.73% for the first $300 million of the Portfolio's average daily net assets and 0.705% for the next $700 million.

/(10)/MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million. Other expenses include Treasury Guarantee Program expenses of 0.012% incurred for the period September 19, 2008 through December 31, 2008.
/(11)/MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.75% for the first $50 million of the Portfolio's average daily net assets 0.70% for the next $450 million and 0.65% for the next $4 billion, and 0.625% for amounts over $4.5 billion.
/(12)/MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.85% for the first $500 million of the Portfolio's average daily net assets and 0.80% for amounts over $500 million.
/(13)/MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.85% for the first $100 million of the Portfolio's average daily net assets and 0.80% for amounts over $100 million.
/(14)/For Contracts issued prior to May 1, 1995, the MetLife Stock Index
      Portfolio Class A is available. Class A shares of MetLife Stock Index Portfolio were substituted for the Westpeak Stock Index Series on April 27, 2001.
/(15)/For Contracts issued on and after May 1, 1995, the MetLife Stock Index
      Portfolio Class B is available during the accumulation phase and the MetLife Stock Portfolio Class A is available during the annuity phase.
/(16)/For Contracts issued prior to May 1, 1995, the MFS Total Return Portfolio
      Class A is available. For Contracts issued on and after May 1, 1995, the MFS Total Return Portfolio Class E is available during the accumulation phase and the MFS Total Return Portfolio Class A is available during the annuity phase.
/(17)/MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.65% for the first $1.25 billion of the Portfolio's average daily net assets, 0.60% for the next $250 million and 0.50% for amounts over $1.5 billion.
/(18)/MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to 0.293%.
/(19)/This Portfolio is a "fund of funds" that invests equally in two portfolios of the Metropolitan Fund, the FI Value Leaders Portfolio and the Jennison Growth Portfolio, and in one portfolio of the Met Investors Series Trust, the Pioneer Fund Portfolio. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee.
/(20)/The Portfolio is a "fund of funds" that invests substantially all of its assets in other portfolios of the Met Investors Series Trust and the Metropolitan Fund. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee. MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to waive fees or pay all expenses (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) so as to limit net operating expenses of the Portfolio to 0.10% of the average daily net assets of the Class A shares, 0.35% of the average daily net assets of the Class B shares and 0.25% of the average daily net assets of the Class E shares.
/(21)/The Portfolio primarily invests its assets in other investment companies known as exchange-traded funds ("underlying ETFs"). As an investor in an underlying ETF or other investment company, the Portfolio will bear its pro rata portion of the operating expenses of the underlying ETF or other investment company, including the management fee. The Investment Manager has contractually agreed, for the period May 1, 2009 to April 30, 2010, to waive a portion of the management fee equal to 0.03% of the first $500 million of average daily net assets. The Management Fee has been restated to reflect an amended management fee agreement as if the fees had been in effect during the previous fiscal year. Other expenses above include 0.03% of deferred expense reimbursement from a prior period.

EXAMPLE

   The Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, Variable Account annual expenses, and Eligible Fund fees and expenses.(1)

   The Example assumes that you invest $10,000 in a Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the (a) maximum and (b) minimum fees and expenses of any of the Eligible Funds (before reimbursement and/or waiver). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

    (1)If you surrender your Contract or annuitize under a non-life contingency option (with applicable contingent deferred sales charges deducted) at the end of the applicable time period:

                                             1 YEAR 3 YEARS 5 YEARS 10 YEARS
                                             ------ ------- ------- --------
    (a).....................................  $875  $1,379  $1,901   $3,174
    (b).....................................  $782  $1,097  $1,425   $2,186

    (2)If you do NOT surrender your Contract or if you annuitize under a variable life contingency option (no contingent deferred sales charges would be deducted(2)):

                                             1 YEAR 3 YEARS 5 YEARS 10 YEARS
                                             ------ ------- ------- --------
    (a).....................................  $278   $851   $1,450   $3,063
    (b).....................................  $179   $553   $  951   $2,063

   PLEASE REMEMBER THAT THE EXAMPLES ARE SIMPLY ILLUSTRATIONS AND DO NOT REFLECT PAST OR FUTURE EXPENSES. Your actual expenses may be higher or lower than those reflected in the examples depending on the features you choose. Similarly your rate of return may be more or less than the 5% assumed in the examples.
--------
NOTES:
(1)The examples do not reflect transfer fees or premium taxes (which may range up to 3.5%, depending on the jurisdiction). In these examples, the average Administration Contract Charge of 0.118% has been used. (See Note (1) to the first table on p. A-3.)

(2)The same would apply if you elect to annuitize under a fixed life contingency option unless your Contract has been in effect less than five years, in which case the expenses shown in the first three columns of the first example would apply. (See "Contingent Deferred Sales Charge".)

--------------------------------------------------------------------------------
Condensed financial information containing the Accumulation Unit Value history appears at the end of this prospectus (p. A-31).

                                  THE COMPANY

   The Company is a life insurance company and wholly-owned subsidiary of MetLife, Inc., a publicly traded company, whose principal office is at 200 Park Avenue, New York, N.Y. 10166-0188. The Company was organized in 1868 under the laws of the State of New York and has engaged in the life insurance business under its present name since 1868. It operates as a life insurance company in all 50 states, the District of Columbia, Puerto Rico and all provinces of Canada. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and group customers.

   New England Life Insurance Company ('NELICO"), a subsidiary of the Company, provides administrative services for the Contracts and the Variable Account pursuant to an administrative services agreement with the Company. These administrative services include maintenance of Contract Owner records and accounting, valuation, regulatory and reporting services. NELICO is located at 501 Boylston Street, Boston, Massachusetts 02116. The Company's Designated Office for receipt of Purchase Payments, loan repayments, requests and elections, and communications regarding death of the Annuitant, as further described below, is Annuity Administrative Office, P.O. Box 14594 Des Moines, IA 50306-3594.

                      INVESTMENTS OF THE VARIABLE ACCOUNT

   Purchase payments applied to the Variable Account will be invested in one or more of the Eligible Funds listed below, at net asset value without deduction of any sales charge, in accordance with the selection you make in your application. You may change your selection of Eligible Funds for future purchase payments at any time without charge. (See "Requests and Elections.") You also may transfer previously invested amounts among the Eligible Funds, subject to certain conditions. (See "Transfer Privilege.") Your Contract Value may be distributed among no more than 10 accounts (including the Fixed Account) at any time. The Company reserves the right to add or remove Eligible Funds from time to time as investments for the Variable Account. See "Substitution of Investments."

   The investment objectives and policies of certain Eligible Funds are similar to the investment objectives and policies of other funds that may be managed by the same sub-adviser. The investment results of the Eligible Funds, however, may be higher or lower than the results of such other funds. There can be no assurance, and no representation is made, that the investment results of any of the Eligible Funds will be comparable to the investment results of any other fund, even if the other fund has the same sub-adviser.

   You will find complete information about the Eligible Funds, including the risks associated with each, in the accompanying prospectuses. They should be read along with this prospectus.

AMERICAN FUNDS BOND FUND

   The American Funds Bond Fund's investment objective is to maximize current income and preserve capital by investing primarily in fixed-income securities.

AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION FUND

   The American Funds Global Small Capitalization Fund's investment objective is capital appreciation through stocks.

AMERICAN FUNDS GROWTH FUND

   The American Funds Growth Fund's investment objective is capital appreciation through stocks.

AMERICAN FUNDS GROWTH-INCOME FUND

   The American Funds Growth-Income Fund's Investment objective is both capital appreciation and income.

FIDELITY(R) VIP EQUITY-INCOME PORTFOLIO

   The VIP Equity-Income Portfolio's investment objective is reasonable income. The fund will also consider the potential for capital appreciation. The fund's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500/SM/ Index (S&P 500(R)).

ARTIO INTERNATIONAL STOCK PORTFOLIO (FORMERLY JULIUS BAER INTERNATIONAL STOCK PORTFOLIO)

   The Artio International Stock Portfolio's investment objective is long-term growth of capital.

BARCLAYS CAPITAL AGGREGATE BOND INDEX PORTFOLIO (FORMERLY LEHMAN BROTHERS(R) AGGREGATE BOND INDEX PORTFOLIO)

   The Barclays Capital Aggregate Bond Index Portfolio's investment objective is to equal the performance of the Barclays Capital U.S. Aggregate Bond Index.

BLACKROCK AGGRESSIVE GROWTH PORTFOLIO

   The BlackRock Aggressive Growth Portfolio's investment objective is maximum capital appreciation.

BLACKROCK BOND INCOME PORTFOLIO

   The BlackRock Bond Income Portfolio's investment objective is a competitive total return primarily from investing in fixed-income securities.

BLACKROCK DIVERSIFIED PORTFOLIO

   The BlackRock Diversified Portfolio's investment objective is high total return while attempting to limit investment risk and preserve capital.

BLACKROCK LARGE CAP CORE PORTFOLIO

   The BlackRock Large Cap Core Portfolio's investment objective is long-term capital growth.

BLACKROCK LARGE CAP VALUE PORTFOLIO

   The BlackRock Large Cap Value Portfolio's investment objective is long-term growth of capital.

BLACKROCK LEGACY LARGE CAP GROWTH PORTFOLIO

   The BlackRock Legacy Large Cap Growth Portfolio's investment objective is long-term growth of capital.

BLACKROCK MONEY MARKET PORTFOLIO

   The BlackRock Money Market Portfolio's investment objective is a high level of current income consistent with preservation of capital. An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the BlackRock Money Market Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the BlackRock Money Market Portfolio.

   During extended periods of low interest rates, the yields of the subaccount investing in the BlackRock Money Market Portfolio may become extremely low and possibly negative.

BLACKROCK STRATEGIC VALUE PORTFOLIO

   The BlackRock Strategic Value Portfolio's investment objective is high total return, consisting principally of capital appreciation.

CLARION GLOBAL REAL ESTATE PORTFOLIO

   The Clarion Global Real Estate Portfolio's investment objective is total return through investment in real estate securities, emphasizing both capital appreciation and current income.

DAVIS VENTURE VALUE PORTFOLIO

   The Davis Venture Value Portfolio's investment objective is growth of capital.

FI MID CAP OPPORTUNITIES PORTFOLIO

   The FI Mid Cap Opportunities Portfolio's investment objective is long-term growth of capital.

FI VALUE LEADERS PORTFOLIO

   The FI Value Leaders Portfolio's investment objective is long-term growth of capital.

HARRIS OAKMARK INTERNATIONAL PORTFOLIO

   The Harris Oakmark International Portfolio's investment objective is long-term capital appreciation.

JANUS FORTY PORTFOLIO

   The Janus Forty Portfolio's investment objective is capital appreciation.

JENNISON GROWTH PORTFOLIO

   The Jennison Growth Portfolio's investment objective is long-term growth of capital.

LAZARD MID CAP PORTFOLIO

   The Lazard Mid Cap Portfolio's investment objective is long-term growth of capital.

LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO

   The Legg Mason Partners Aggressive Growth Portfolio's investment objective is capital appreciation.

LEGG MASON VALUE EQUITY PORTFOLIO

   The Legg Mason Value Equity Portfolio's investment objective is long-term growth of capital.

LOOMIS SAYLES SMALL CAP CORE PORTFOLIO (FORMERLY LOOMIS SAYLES SMALL CAP PORTFOLIO)

   The Loomis Sayles Small Cap Core Portfolio's investment objective is long-term capital growth from investments in common stocks or other equity securities.

LOOMIS SAYLES SMALL CAP GROWTH PORTFOLIO (FORMERLY FRANKLIN TEMPLETON SMALL CAP GROWTH PORTFOLIO)

   The Loomis Sayles Small Cap Growth Portfolio's investment objective is long-term capital growth.

LORD ABBETT BOND DEBENTURE PORTFOLIO

   The Lord Abbett Bond Debenture Portfolio's investment objective is high current income and the opportunity for capital appreciation to produce a high total return.

MFS(R) RESEARCH INTERNATIONAL PORTFOLIO

   The MFS(R) Research International Portfolio's investment objective is capital appreciation.

MFS(R) TOTAL RETURN PORTFOLIO

   The MFS(R) Total Return Portfolio's investment objective is a favorable total return through investment in a diversified portfolio.

   FOR CONTRACTS ISSUED PRIOR TO MAY 1, 1995, THE MFS TOTAL RETURN PORTFOLIO CLASS A IS AVAILABLE. FOR CONTRACTS ISSUED ON AND AFTER MAY 1, 1995, THE MFS TOTAL RETURN PORTFOLIO CLASS E IS AVAILABLE DURING THE ACCUMULATION PHASE AND THE MFS TOTAL RETURN PORTFOLIO CLASS A IS AVAILABLE DURING THE ANNUITY PHASE. SEE THE EXPENSE TABLE--METROPOLITAN SERIES FUND, INC. (P. A-5) FOR EXPENSE DIFFERENCES FOR THESE CLASSES.

MFS(R) VALUE PORTFOLIO (FORMERLY HARRIS OAKMARK LARGE CAP VALUE PORTFOLIO)

   The MFS(R) Value Portfolio's investment objective is capital appreciation.

MET/AIM SMALL CAP GROWTH PORTFOLIO

   The Met/AIM Small Cap Growth Portfolio's investment objective is long-term growth of capital.

MET/ARTISAN MID CAP VALUE PORTFOLIO (FORMERLY HARRIS OAKMARK FOCUSED VALUE PORTFOLIO)

   The Met/Artisan Mid Cap Value Portfolio's investment objective is long-term capital growth.

METLIFE MID CAP STOCK INDEX PORTFOLIO

   The MetLife Mid Cap Stock Index Portfolio's investment objective is to equal the performance of the Standard & Poor's MidCap 400 Composite Stock Price Index ("S&P MidCap 400 Index").

METLIFE STOCK INDEX PORTFOLIO

   The MetLife Stock Index Portfolio's investment objective is to equal the performance of the Standard & Poor's 500(R) Composite Stock Price Index ("S&P 500 Index").

   FOR CONTRACTS ISSUED PRIOR TO MAY 1, 1995, THE METLIFE STOCK INDEX PORTFOLIO CLASS A IS AVAILABLE. FOR CONTRACTS ISSUED ON AND AFTER MAY 1, 1995, THE METLIFE STOCK INDEX PORTFOLIO CLASS B IS AVAILABLE DURING THE ACCUMULATION PHASE AND THE METLIFE STOCK INDEX PORTFOLIO CLASS A IS AVAILABLE DURING THE ANNUITY PHASE. SEE THE EXPENSE TABLE--METROPOLITAN SERIES FUND, INC. (P. A-5) FOR EXPENSE DIFFERENCES FOR THESE CLASSES.

MORGAN STANLEY EAFE(R) INDEX PORTFOLIO

   The Morgan Stanley EAFE(R) Index Portfolio's investment objective is to equal the performance of the MSCI EAFE(R) Index ("Morgan Stanley Capital International Europe Australasia Far East Index").

NEUBERGER BERMAN MID CAP VALUE PORTFOLIO

   The Neuberger Berman Mid Cap Value Portfolio's investment objective is capital growth.

OPPENHEIMER CAPITAL APPRECIATION PORTFOLIO

   The Oppenheimer Capital Appreciation Portfolio's investment objective is capital appreciation.

OPPENHEIMER GLOBAL EQUITY PORTFOLIO

   The Oppenheimer Global Equity Portfolio's investment objective is capital appreciation.

PIMCO INFLATION PROTECTED BOND PORTFOLIO

   The PIMCO Inflation Protected Bond Portfolio's investment objective is maximum real return, consistent with preservation of capital and prudent investment management.

PIMCO TOTAL RETURN PORTFOLIO

   The PIMCO Total Return Portfolio's investment objective is maximum total return, consistent with the preservation of capital and prudent investment management.

RCM TECHNOLOGY PORTFOLIO

   The RCM Technology Portfolio's investment objective is capital appreciation, no consideration is given to income.

RUSSELL 2000(R) INDEX PORTFOLIO

   The Russell 2000(R) Index Portfolio's investment objective is to equal the return of the Russell 2000(R) Index.

T. ROWE PRICE LARGE CAP GROWTH PORTFOLIO

   The T. Rowe Price Large Cap Growth Portfolio's investment objective is long-term growth of capital and, secondarily, dividend income.

T. ROWE PRICE MID CAP GROWTH PORTFOLIO

   The T. Rowe Price Mid Cap Growth Portfolio's investment objective is long-term growth of capital.

T. ROWE PRICE SMALL CAP GROWTH PORTFOLIO

   The T. Rowe Price Small Cap Growth Portfolio's investment objective is long-term capital growth.

WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES PORTFOLIO

   The Western Asset Management Strategic Bond Opportunities Portfolio's investment objective is to maximize total return consistent with preservation of capital.

WESTERN ASSET MANAGEMENT U.S. GOVERNMENT PORTFOLIO

   The Western Asset Management U.S. Government Portfolio's investment objective is to maximize total return consistent with preservation of capital and maintenance of liquidity.

ZENITH EQUITY PORTFOLIO

   The Zenith Equity Portfolio's investment objective is long-term capital appreciation.

                          ASSET ALLOCATION PORTFOLIOS

METLIFE CONSERVATIVE ALLOCATION PORTFOLIO

   The MetLife Conservative Allocation Portfolio's investment objective is a high level of current income, with growth of capital as a secondary objective.

METLIFE CONSERVATIVE TO MODERATE ALLOCATION PORTFOLIO

   The MetLife Conservative to Moderate Allocation Portfolio's investment objective is a high total return in the form of income and growth of capital, with a greater emphasis on income.

METLIFE MODERATE ALLOCATION PORTFOLIO

   The MetLife Moderate Allocation Portfolio's investment objective is a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.

METLIFE MODERATE TO AGGRESSIVE ALLOCATION PORTFOLIO

   The MetLife Moderate to Aggressive Allocation Portfolio's investment objective is growth of capital.

METLIFE AGGRESSIVE ALLOCATION PORTFOLIO

   The MetLife Aggressive Allocation Portfolio's investment objective is growth of capital.

                       EXCHANGE TRADED FUNDS PORTFOLIOS

SSGA GROWTH AND INCOME ETF PORTFOLIO

   The SSgA Growth and Income ETF Portfolio's investment objective is growth of capital and income.

SSGA GROWTH ETF PORTFOLIO

   The SSgA Growth ETF Portfolio's investment objective is growth of capital.

INVESTMENT ADVICE

   MetLife Advisers, an affiliate of the Company, serves as Investment Adviser for each Portfolio of the Metropolitan Fund and Met Investors Series Trust. The chart below shows the Subadviser of each Portfolio. MetLife Advisers oversees and recommends the hiring or replacement of its Subadvisers and is ultimately responsible for the investment performance of these Eligible Funds. Each Subadviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940.

                               METROPOLITAN FUND

Portfolio                                   Subadviser
---------                                   ----------
BlackRock Aggressive Growth                 BlackRock Advisors, LLC
BlackRock Bond Income                       BlackRock Advisors, LLC
BlackRock Diversified                       BlackRock Advisors, LLC
BlackRock Large Cap Value                   BlackRock Advisors, LLC
BlackRock Legacy Large Cap Growth/(1)/      BlackRock Advisors, LLC
BlackRock Money Market                      BlackRock Advisors, LLC
BlackRock Strategic Value                   BlackRock Advisors, LLC
Davis Venture Value                         Davis Selected Advisers, L.P./(2)/
Artio International Stock/(3)/              Artio Global Management LLC/(3)/
FI Mid Cap Opportunities                    Pyramis Global Advisors, LLC
FI Value Leaders                            Pyramis Global Advisors, LLC
Loomis Sayles Small Cap Growth/(4)/         Loomis, Sayles & Company, L.P./(4)/
Met/Artisan Mid Cap Value/(5)/              Artisan Partners Limited Partnership/(5)/
Jennison Growth                             Jennison Associates LLC
Barclays Capital Aggregate Bond Index/(6)/  MetLife Investment Advisors Company, LLC
Loomis Sayles Small Cap Core/(7)/           Loomis, Sayles & Company, L.P.
MFS(R) Total Return                         Massachusetts Financial Services Company
MFS(R) Value                                Massachusetts Financial Services Company
MetLife Mid Cap Stock Index                 MetLife Investment Advisors Company, LLC
MetLife Stock Index                         MetLife Investment Advisors Company, LLC
Morgan Stanley EAFE(R) Index                MetLife Investment Advisors Company, LLC
Neuberger Berman Mid Cap Value              Neuberger Berman Management LLC
Oppenheimer Global Equity                   OppenheimerFunds, Inc.

Portfolio                                              Subadviser
---------                                              ----------
Russell 2000(R) Index                                  MetLife Investment Advisors Company, LLC
T. Rowe Price Large Cap Growth                         T. Rowe Price Associates, Inc.
T. Rowe Price Small Cap Growth                         T. Rowe Price Associates, Inc.
Western Asset Management Strategic Bond Opportunities  Western Asset Management Company
Western Asset Management U.S. Government               Western Asset Management Company
Zenith Equity/(8)/                                     N/A/(8)/
MetLife Aggressive Allocation/(9)/                     N/A/(9)/
MetLife Conservative Allocation/(9)/                   N/A/(9)/
MetLife Conservative to Moderate Allocation/(9)/       N/A/(9)/
MetLife Moderate Allocation/(9)/                       N/A/(9)/
MetLife Moderate to Aggressive Allocation/(9)/         N/A/(9)/

--------
/(1)/Effective May 4, 2009, FI Large Cap Portfolio of the Metropolitan Fund merged with and into BlackRock Legacy Large Cap Growth Portfolio of the Metropolitan Fund.

/(2)/Davis Selected Advisers, L.P. may delegate any of its responsibilities to Davis Selected Advisers--NY. Inc., a wholly-owned subsidiary.

/(3)/Effective May 1, 2009, the Julius Baer International Stock Portfolio changed its name to Artio International Stock Portfolio and Artio Global Management LLC replaced Julius Baer Investment Management LLC as subadviser.

/(4)/Effective January 5, 2009 the Franklin Templeton Small Cap Growth
     Portfolio changed its name to Loomis Sayles Small Cap Growth Portfolio and Loomis Sayles & Company, L.P. replaced Franklin Advisers, Inc. as subadviser.

/(5)/Effective May 1, 2009 the Harris Oakmark Focused Value Portfolio changed its name to Met/Artisan Mid Cap Value Portfolio and Artisan Partners Limited Partnership replaced Harris Associates L.P. as subadviser.

/(6)/Effective May 1, 2009, the Lehman Brothers(R) Aggregate Bond Index
     Portfolio changed its name to Barclays Capital Aggregate Bond Index Portfolio.

/(7)/Effective May 1, 2009 the Loomis Sayles Small Cap Portfolio changed its name to Loomis Sayles Small Cap Core Portfolio.

/(8)/The Zenith Equity Portfolio is a "fund of funds" that invests equally in three Portfolios: the FI Value Leaders Portfolio and the Jennison Growth Portfolio of the Metropolitan Fund, and the Pioneer Fund Portfolio of the Met Investors Series Trust (together, the "Underlying Portfolios"). The sub-advisers to these Portfolios are Pyramis Global Advisors, LLC, Jennison Associates LLC and Pioneer Investment Management, Inc. respectively. The Zenith Equity Portfolio has its own operating expenses and bears its pro rata portion of the operating expenses of the Underlying Portfolios including the management fee. Contract Owners may be able to realize lower aggregate expenses by investing directly in the Underlying Portfolios instead of investing in the Zenith Equity Portfolio.

/(9)/Metropolitan Fund Asset Allocation Portfolios: The MetLife Conservative
    Allocation Portfolio, the MetLife Conservative to Moderate Allocation Portfolio, the MetLife Moderate Allocation Portfolio, the MetLife Moderate to Aggressive Allocation Portfolio, and the MetLife Aggressive Allocation Portfolio (collectively, the "Asset Allocation Portfolios") are "fund of funds" that invest in Class A shares of a diversified group of other underlying portfolios (Eligible Funds) of the Metropolitan Fund and Met Investors Series Trust. Although there is no subadviser, there is an Asset Allocation Committee of investment professionals at MetLife Advisers that are responsible for the management of the Asset Allocation Portfolios. Each underlying portfolio has its own subadviser.

   For more information regarding the Investment Adviser and the Subadviser of the Metropolitan Fund Portfolios, see the Statement of Additional Information for the Contracts, and also see the Metropolitan Fund prospectus attached at the end of this prospectus and its Statement of Additional Information.

   MetLife Advisers, also serves as Investment Adviser for each Portfolio of the Met Investors Series Trust.

                        MET INVESTORS SERIES TRUST/(1)/

Portfolio                              Subadviser
---------                              ----------
BlackRock Large Cap Core               BlackRock Advisors, LLC
Clarion Global Real Estate             ING Clarion Real Estate Securities, L.P.
Harris Oakmark International           Harris Associates L.P.
Janus Forty Portfolio                  Janus Capital Management LLC
Lazard Mid Cap                         Lazard Asset Management LLC
Legg Mason Partners Aggressive Growth  ClearBridge Advisors, LLC
Legg Mason Value Equity                Legg Mason Capital Management, Inc.
Lord Abbett Bond Debenture             Lord, Abbett & Co. LLC
MFS(R) Research International          Massachusetts Financial Services Company
Met/AIM Small Cap Growth               Invesco Aim Capital Management, Inc.
Oppenheimer Capital Appreciation       OppenheimerFunds, Inc.
PIMCO Inflation Protected Bond         Pacific Investment Management Company LLC
PIMCO Total Return                     Pacific Investment Management Company LLC
RCM Technology                         RCM Capital Management LLC
T. Rowe Price Mid Cap Growth           T. Rowe Price Associates, Inc.
SSgA Growth and Income ETF/(2)/        SSgA Funds Management, Inc./(2)/
SSgA Growth ETF/(2)/                   SSgA Funds Management, Inc./(2)/

--------
/(1)/Prior to May 1, 2009, Met Investors Advisory, LLC was the investment adviser of Met Investors Series Trust. Effective May 1, 2009, Met Investors Advisory, LLC merged with and into MetLife Advisers, LLC.
/(2)/Effective September 2, 2008, the Cyclical Growth and Income ETF Portfolio and the Cyclical Growth ETF Portfolio changed their names to SSgA Growth and Income Portfolio and SSgA Growth ETF Portfolio, respectively, and SSgA Funds Management, Inc. replaced Gallatin Asset Management, Inc. as subadviser.

   For more information regarding the Investment Adviser and the subadviser of the Met Investors Series Trust Portfolios, see the Statement of Additional Information for the Contracts, and also see the Met Investors Series Trust prospectus attached at the end of this prospectus and its Statement of Additional Information.

   Capital Research and Management Company is the Investment Adviser for the American Funds Insurance Series Funds.

   For more information about the Investment Adviser, see the American Funds Insurance Series prospectus attached at the end of this prospectus and its Statement of Additional Information.

   Fidelity Management & Research Company is the Investment Manager for the Portfolio of the Variable Insurance Products Fund.

   For more information about the Investment Manager, see the Variable Insurance Products fund prospectus attached at the end of this prospectus and its Statement of Additional Information which may be obtained free of charge by writing to Fidelity Distributors Corporation, 82 Devonshire Street, Boston, Massachusetts, 02109 or telephoning 1-800-356-5015.

   You can also get information about the Metropolitan Fund, Met Investors Series Trust, American Funds Insurance Series or the Variable Insurance Products Fund (including a copy of the Statement of Additional Information) by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE ELIGIBLE FUNDS

   An investment adviser (other than our affiliate MetLife Advisers, LLC) or subadviser of an Eligible Fund, or its affiliates, may make payments to us and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing and support services with respect to Eligible Funds and, in the Company's role as an intermediary, with respect to the Eligible Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Eligible Fund assets. Contract Owners, through their indirect investment in the Eligible Funds, bear the costs of these advisory fees (see the Eligible Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Eligible Funds attributable to the Contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50%. Additionally, an investment adviser or subadviser of an Eligible Fund or its affiliates may provide us with wholesaling services that assist in the distribution of the Contracts and may pay us and/or certain of our affiliate's amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

   We and/or certain of our affiliated insurance companies have joint ownership interests in our affiliated investment adviser MetLife Advisers, LLC, which is formed as a "limited liability company". Our ownership interest in MetLife Advisers, LLC entitles us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Eligible Funds. We will benefit accordingly from assets allocated to the Eligible Funds to the extent they result in profits to the adviser. (See "FEE TABLE -- Annual Eligible Fund Operating Expenses" for information on the management fees paid by the Eligible Funds and the Statement of Additional Information for the Eligible Funds for information on the management fees paid by the adviser to the subadvisers.) Certain Eligible Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An Eligible Fund's 12b-1 Plan, if any, is described in more detail in the Eligible Fund's prospectus. (See "FEE TABLE -- Annual Eligible Fund Operating Expenses" and "DISTRIBUTION OF THE CONTRACTS.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. Payments under an Eligible Fund's 12b-1 Plan decrease the Eligible Fund's investment return.

   We select the Eligible Funds offered through this Contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment Firm. Another factor we consider during the selection process is whether the Eligible Fund's adviser or subadviser is one of our affiliates or whether the Eligible Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment adviser is a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliate than those that are not, we may be more inclined to offer portfolios advised by our affiliate in the variable insurance products we issue. We review the Eligible Funds periodically and may remove an Eligible Fund or limit its availability to new purchase payments and/or transfers of Contract Value if we determine that the Eligible Fund no longer meets one or more of the selection criteria, and/or if the Eligible Fund has not attracted significant allocations from Contract Owners. In some cases, we have included Eligible Funds based on recommendations made by selling firms. These selling firms may receive payments from the Eligible Funds they recommend and may benefit accordingly from the allocation of Contract Value to such Eligible Funds.

   We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series. (See "DISTRIBUTION OF THE CONTRACTS.")

   WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR ELIGIBLE FUND. YOU BEAR THE RISK OF ANY DECLINE IN THE CONTRACT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE ELIGIBLE FUNDS YOU HAVE CHOSEN.

SHARE CLASSES OF THE ELIGIBLE FUNDS

   The Eligible Funds offer various classes of shares, each of which has a different level of expenses. Attached prospectuses for the Eligible Funds may provide information for share classes that are not available through the Contract. When you consult the attached prospectus for any Eligible Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Contract. The following classes of shares are available under the Contract:

    . For the Metropolitan Fund we offer Class A shares of the Artio International Stock, BlackRock Bond Income, BlackRock Legacy Large Cap Growth, BlackRock Money Market, BlackRock Strategic Value,

       Davis Venture Value, FI Value Leaders, Jennison Growth, Loomis Sayles Small Cap Core, MFS(R) Total Return (for Contracts issued before May 1, 1995 and Contracts in the annuity phase issued on and after May 1,
       1995), Met/Artisan Mid Cap Value, MetLife Stock Index (for Contracts issued before May 1, 1995 and Contracts in the annuity phase issued on and after May 1, 1995), Western Asset Management Strategic Bond Opportunities, Western Asset Management U.S. Government and Zenith Equity Portfolios; Class B shares of the Barclays Capital Aggregate Bond Index, BlackRock Aggressive Growth, BlackRock Diversified, FI Mid Cap Opportunities, Loomis Sayles Small Cap Growth, MetLife Mid Cap Stock Index, MetLife Stock Index (for Contracts issued after May 1, 1995 in the accumulation phase), Morgan Stanley EAFE(R) Index, Neuberger Berman Mid Cap Value, Oppenheimer Global Equity, Russell 2000(R) Index, T. Rowe Price Large Cap Growth, T. Rowe Price Small Cap Growth, MetLife Conservative Allocation, MetLife Conservative to Moderate Allocation, MetLife Moderate Allocation, MetLife Moderate to Aggressive Allocation and MetLife Aggressive Allocation Portfolios; and Class E shares of the MFS(R) Value, BlackRock Large Cap Value and MFS Total Return (for Contracts issued on or after May 1, 1995 in the accumulation phase) Portfolios.

    . For the Met Investors Series Trust, we offer Class B shares for all Portfolios except the Harris Oakmark International Portfolio, which is Class E and the Legg Mason Value Equity, which is Class A.

    .  For the American Funds Insurance Series, we offer Class 2 shares only.

    .  For Fidelity(R) Variable Insurance Products, we offer Initial Class only.

   Additionally, shares of the Eligible Funds may be offered to insurance company separate accounts of both variable annuity and variable life insurance contracts and to Qualified Plans. Due to differences in tax treatment and other considerations, the interests of various contractowners participating in, and the interests of Qualified Plans investing in the Eligible Funds may conflict. The Eligible Funds will monitor events in order to identify the existence of any material irreconcilable conflicts and determine what action, if any, should be taken in response to any such conflict.

TRANSFER PRIVILEGE

--GENERAL

   The Company currently allows an unlimited number of free transfers per Contract Year prior to annuitization. The Company reserves the right to impose a charge of $10 on each transfer in excess of four per year and to limit the number of transfers. After variable annuity payments have commenced, we reserve the right to restrict your transfers to one per Contract year. Currently, we do not impose this limit. The Fixed Account is not available under variable payment options. All transfers are subject to the requirement that the amount of Contract Value transferred be at least $25 (or, if less, the amount of Contract Value held in the sub-account from which the transfer is made) and that, after the transfer is effected, Contract Value be allocated among not more than ten accounts, including the Fixed Account. Transfers will be accomplished at the relative net asset values per share of the particular Eligible Funds next determined after the request is received by the Company's Designated Office. See "Requests and Elections" for information regarding transfers made by written request, by telephone or by fax.

   We reserve the right to restrict transfers out of the Fixed Account with respect to timing, frequency and amount. Currently, we are not imposing these limits but we may reimpose them at any time.

--MARKET TIMING

   Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Eligible Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Eligible Fund and the reflection of that change in the Eligible Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Eligible Funds and may disrupt portfolio management strategy, requiring an Eligible Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Eligible Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

   We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Eligible Funds (i.e., American Funds Global Small Capitalization Fund, Artio International Stock Portfolio, BlackRock Strategic Value Portfolio, Clarion Global Real Estate Portfolio, Loomis Sayles Small Cap Growth Portfolio, Harris Oakmark International Portfolio, Loomis Sayles Small Cap Core Portfolio, Lord Abbett Bond Debenture Portfolio, MFS(R) Research International Portfolio, Met/AIM Small Cap Growth Portfolio, Morgan Stanley EAFE(R) Index Portfolio, Oppenheimer Global Equity Portfolio, Russell 2000(R) Index Portfolio, T. Rowe Price Small Cap Growth Portfolio, and Western Asset Management Strategic Bond Opportunities Portfolio), and we monitor transfer activity in those Eligible Funds (the "Monitored Portfolios"). In addition, as described below, we are required to treat all American Funds Insurance Series portfolios ("American Funds portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap and high yield Eligible Funds, in a 12-month period there were, (1) six or more transfers involving the given category;
(2) cumulative gross transfers involving the given category that exceed the current Contract Value; and (3) two or more "round-trips" involving any Monitored Portfolio in the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria.

   We do not believe that other Eligible Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Eligible Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Eligible Funds, we rely on the underlying Eligible Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

   AMERICAN FUNDS MONITORING POLICY. As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the Contract, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; each additional violation will result in the imposition of a six-month restriction, during which period we will require all transfer requests to or from an American Funds portfolio to be submitted with an original signature. Further, as Monitored Portfolios, all American Funds portfolios also will be subject to our current market timing and excessive trading policies, procedures and restrictions (described below), and transfer restrictions may be imposed upon a violation of either monitoring policy.

   Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Contract Owners or other persons who have an interest in the Contracts, we require all future transfer requests to or from any Monitored Portfolios or other identified Eligible Funds under that Contract to be submitted either (i) in writing with an original signature or (ii) by telephone prior to 10:00 a.m.

   Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

   The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Eligible Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Contract Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Contract Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Eligible Funds and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

   The Eligible Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Eligible Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Eligible Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Eligible Funds, we have entered into a written agreement, as required by SEC regulation, with each Eligible Fund or its principal underwriter that obligates us to provide to the Eligible Fund promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the Eligible Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Eligible Fund.

   In addition, Contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Eligible Funds generally are "omnibus" orders from intermediaries, such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Eligible Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Eligible Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Eligible Funds. If an Eligible Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Eligible Fund may reject the entire omnibus order.

   In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Eligible Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Eligible Fund prospectuses for more details.

PAYMENT ON DEATH PRIOR TO ANNUITIZATION

   The beneficiary may elect to have the Contract's death proceeds paid through an account called the Total Control Account at the time for payment. The Total Control Account is an interest-bearing account through which the beneficiary has complete access to the proceeds, with unlimited check writing privileges. We credit interest to the account at a rate that will not be less than a minimum guaranteed rate. You may also elect to have any Contract surrender proceeds paid into a Total Control Account established for you.

   Assets backing the Total Control Accounts are maintained in our general account and are subject to the claims of our creditors. We will bear the investment experience of such assets; however, regardless of the investment experience of such assets, the interest credited to the Total Control Account will never fall below the applicable guaranteed minimum rate. Because we bear the investment experience of the assets backing the Total Control Accounts, we may receive a profit from these assets. The Total Control Account is not insured by the FDIC or any other governmental agency.

REQUESTS AND ELECTIONS

   We will treat your request for a Contract transaction, or your submission of a purchase payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Annuity Administrative Office before the close of regular trading on the New York Stock Exchange on that day. If we receive it after that time, or if the New York Stock Exchange is not open that day, then we will treat it as received on the next day when the New York Stock Exchange is open. Our designated Annuity Administrative Office is New England Life Insurance Company, c/o Annuity Administrative Office, P.O. Box 14594, Des Moines, IA 50306-3594.

   A request or transaction generally is considered in "good order" if it complies with our administrative procedures and the required information is complete and accurate. A request or transaction may be rejected or delayed if not in good order. If you have any questions, you should contact us or your sales representative before submitting the form or request.

   Subject to our restrictions on "market timing", requests for sub-account transfers, address changes or reallocation of future purchase payments may be made:

    . By telephone (1-800-435-4117), between the hours of 9:00 a.m. and 4:00 p.m. Eastern Time

    .  Through your Registered Representative

    . In writing to New England Life Insurance Company, c/o Annuity Administrative Office, P.O. Box 14594 Des Moines, IA 50306-3594; or

    .  By fax (515) 457-4301

    . For transfers or reallocation of future purchase payments, by Internet at http://www.nef.com.

   If we have not received your request by 4:00 p.m. Eastern Time, even if due to our delay (such as any delay in answering your telephone call), we will treat your request as having been received on the following business day.

   All other requests must be in written form, satisfactory to us. We may allow for a withdrawal, transfer, or reallocation over the telephone or by fax, which may be subject to certain limitations. We may stop offering telephone or fax transactions at any time in our sole discretion.

   We will use reasonable procedures such as requiring certain identifying information, tape recording the telephone instructions, and providing written confirmation of the transaction, in order to confirm that instructions communicated by telephone, Internet or fax are genuine. However, because telephone transactions may be available to anyone who provides certain information about you and your Contract, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you. Any telephone, Internet or fax instructions reasonably believed by us to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this policy, you will bear the risk of loss. If we do not employ reasonable procedures to confirm that instructions communicated by telephone, Internet or fax are genuine, we may be liable for any losses due to unauthorized or fraudulent transactions.

   All other requests and elections under your Contract must be in writing signed by the proper party, must include any necessary documentation and must be received at our Annuity Administrative Office to be effective. If acceptable to us, requests or elections relating to Beneficiaries and ownership will take effect as of the date signed unless we have already acted in reliance on the prior status. We are not responsible for the validity of any written request or election.

   Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience technical difficulties or problems, you should make your request in writing to the Company's Annuity Administrative Office as described above.

   A recording of daily unit values is available by calling 1-800-333-2501.

                               ANNUITY PAYMENTS

   By the time the Annuitant reaches age 95 (age 90 or ten years after issue of your Contract in New York State), and if you do not either elect to extend the maturity date on the Contract, select a pay-out option or withdraw your entire Contract Value, and your Contract was not issued under certain retirement plans, we will automatically issue you a life annuity with a 10 year guarantee.

   During the Annuity Period, the following sub-accounts are currently not available: MFS Total Return (Class E), BlackRock Diversified, T. Rowe Price Large Cap Growth, BlackRock Aggressive Growth, T. Rowe Price Small Cap Growth, Oppenheimer Global Equity, Clarion Global Real Estate, Oppenheimer Capital Appreciation, MetLife Conservative Allocation, MetLife Conservative to Moderate Allocation, MetLife Moderate Allocation, MetLife Moderate to Aggressive Allocation, MetLife Aggressive Allocation, SSgA Growth & Income ETF, SSgA Growth ETF, American Funds Bond and PIMCO Inflation Protected Bond Sub-accounts. For information regarding the impact of Sub-account transfers on the level of annuity payments, see the Statement of Additional Information.

   The availability of certain annuity payment options may be restricted on account of Company policy, administrative procedures and Federal tax law, which among other things, may restrict payment to the life expectancy of the payee or, impose limitations on the payments to the survivor and/or the duration of the guarantee period.

                      AMOUNT OF VARIABLE ANNUITY PAYMENTS

   The annuity purchase rates are used to calculate the basic payment level purchased by the Contract Value. These rates vary according to the age and sex of the Payee. For Contracts issued in situations involving an employer-sponsored plan or where required by state law, we will not take into account the sex of the Payee. If you were issued a Contract with sex-distinct annuity rates prior to the time that state law mandated unisex annuity purchase rates, the annuity purchase rates we use will not be less than the guaranteed sex-distinct rates in the Contract when issued.

                RETIREMENT PLANS OFFERING FEDERAL TAX BENEFITS

   The Federal tax laws provide for a variety of retirement plans offering tax benefits. These plans, which may be funded through the previous purchase of the individual variable annuity contracts offered in this prospectus, include:

      1. Plans qualified under Section 401(a), 401(k), or 403(a) ("Qualified Plans") of the Internal Revenue Code (the "Code"). (At this time, the Contracts are only available on a limited basis to plans qualified under
   Section 401(k). Contracts are not being offered to 401(k) plans unless such plans already own Contracts on participants.);

      2. Annuity purchase plans adopted by public school systems and certain tax-exempt organizations pursuant to Section 403(b) of the Code ("TSA Plans") which are funded solely by salary reduction contributions and which are not otherwise subject to ERISA. (The Contracts are no longer being offered through TSA Plans that are subject to ERISA.);

      3. Individual retirement accounts adopted by or on behalf of individuals pursuant to Section 408(a) of the Code and individual retirement annuities purchased pursuant to Section 408(b) of the Code (both of which may be referred to as "IRAs"), including simplified employee pension plans, which are specialized IRAs that meet the requirements of Section 408(k) of the Code ("SEPs" and "SARSEPs"). SARSEPs are only allowed if owned prior to January 1, 1997;

      4. Roth Individual Retirement Accounts under Section 408A of the Code ("Roth IRAs"). (In some states Roth IRAs are available under this Contract only if you have an existing IRA.)

      5. Eligible deferred compensation plans (within the meaning of Section 457 of the Code) for employees of state and local governments and tax-exempt organizations ("Section 457 Plans"); and

      6. Governmental plans (within the meaning of Section 414(d) of the Code) for governmental employees, including Federal employees ("Governmental Plans").

   An investor should consult a qualified tax or other advisor as to the suitability of a Contract as a funding vehicle for retirement plans qualifying for tax benefited treatment, as to the rules underlying such plans and as to the state and Federal tax aspects of such plans. At this time, the Contracts are not being offered to plans qualified under Section 401(k) of the Code unless such plans already own Contracts on participants, and are no longer being offered through TSA Plans that are subject to ERISA. The Company will not provide all the administrative support appropriate for 401(k) plans or TSA Plans subject to ERISA. Accordingly, the Contract should NOT be purchased for use with such plans.

   For any tax qualified account (E.G. 401(k) plan or IRA), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring an annuity contract within a qualified plan.

   A summary of the Federal tax laws regarding contributions to, and distributions from, the above tax benefited retirement plans may be found below under the heading "Federal Income Tax Considerations--Taxation of Qualified Contracts." It should be understood that should a tax benefited retirement plan lose its qualification for tax-exempt status, employees will lose some of the tax benefits described herein.

   In the case of certain IRAs purchased under Section 408(b) of the Code and Roth IRAs under Section 408A of the Code, the individual variable annuity contracts offered in this prospectus comprise the retirement "plan" itself. These Contracts will be endorsed, if necessary, to comply with Federal and state legislation governing such plans, and such endorsements may alter certain Contract provisions described in this prospectus. Refer to the Contracts and any endorsements for more complete information.

   Because the underlying tax-favored retirement plan itself provides tax deferral, whether or not a variable annuity is purchased, you should consider whether the features and benefits unique to variable annuities are appropriate for your needs when purchasing a Qualified Contract.

                       FEDERAL INCOME TAX CONSIDERATIONS

   The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax advisor. No attempt is made to consider any applicable state tax or other tax laws, or to address any federal estate, or state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract.

   When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money--generally for retirement purposes. Under current federal income tax law, the taxable portion of distributions from variable annuity contracts is taxed at ordinary income tax rates and does not qualify for the reduced tax rate applicable to long-term capital gains and dividends. If you invest in a variable annuity as part of an individual retirement plan, pension plan or employer-sponsored retirement program, your contract is called a QUALIFIED Contract. If your annuity is independent of any formal retirement or pension plan, it is termed a NON-QUALIFIED Contract. The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan.

   Under current federal income tax law, the taxable portion of distributions under qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and qualifying dividends.

   OWNER CONTROL. In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets. Although published guidance in this area does not address certain aspects of the Contracts, we believe that the Owner of a Contract should not be treated as the owner of the separate account assets. We reserve the right to modify the Contracts to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Contracts from being treated as the owners of the underlying separate account assets.

TAXATION OF NON-QUALIFIED CONTRACTS

   NON-NATURAL PERSON. If a non-natural person (e.g., a corporation or a trust) owns a Non-Qualified Contract, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the Contract (generally, the premiums or other consideration paid for the Contract) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

   The following discussion generally applies to Contracts owned by natural persons.

   WITHDRAWALS. When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the account value immediately before the distribution over the Owner's investment in the Contract (generally, the premiums or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the Owner's investment in the Contract.

   It is conceivable that the charges for certain benefits such as the guaranteed death benefit could be considered to be taxable each year as deemed distributions from the Contract to pay for non-annuity benefits. We currently treat these charges as an intrinsic part of the annuity contract and do not tax report these as taxable income. However, it is possible that this may change in the future if we determine that this is required by the IRS. If so, the charge could also be subject to a 10% penalty tax if the taxpayer is under age 59 1/2.

   In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total account balance or accrued benefit under the retirement plan. The "investment in the contract" generally equals the amount of any non-deductible Purchase Payments paid by or on behalf of any individual. In many cases, the "investment in the contract" under a Qualified Contract can be zero.

   PENALTY TAX ON CERTAIN WITHDRAWALS. In the case of a distribution (or a deemed distribution) from a Non-Qualified Contract, there may be imposed a federal tax penalty (in addition to ordinary income tax) equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

    .  made on or after the taxpayer reaches age 59 1/2;

    .  made on or after the death of an Owner;

    .  attributable to the taxpayer's becoming disabled;

    . made as part of a series of substantially equal periodic payment (at least annually) for the life (or life expectancy) of the taxpayer or the joint lives (or life expectancies) of the taxpayer and his or her designated beneficiary; or

    . under certain single premium immediate annuities providing for substantially equal payments made at least annually and where the annuity date is no later than one year from the date of purchase.

   Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult a tax adviser with regard to exceptions from the penalty tax.

   ANNUITY PAYMENTS. Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of any annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income. Once the investment in the Contract has been recovered through the use of the excludable amount, the entire amount of all future payments are includable in taxable income.

   Once income payments commence, you may not be able to transfer withdrawals to another non-qualified annuity contract in a tax-free Section 1035 exchange.

   In general, the amount of each payment under a variable annuity payment option that can be excluded from Federal income tax is the remaining after-tax cost in the amount annuitized at the time such payments commence, divided by the number of expected payments, subject to certain adjustments. No deduction is permitted for any excess of such excludable amount for a year over the annuity payments actually received in that year. However, you may elect to increase the excludable amount attributable to future years by a ratable portion of such excess. Consult your tax advisor as to how to make such election and also as to how to treat the loss due to any unrecovered investment in the contract when the income stream is terminated.

   The federal income tax treatment of an annuity payment option that contains a commutation feature (i.e., an annuity payment option that permits the withdrawal of a commuted value) is uncertain. Specifically, it is possible that
(a) all payments made under the annuity payment option will be taxed as withdrawals, on an income-first basis, rather than as annuity payments, a portion of which would be excludable from income as a return of investment in the contract, or (b) the ability to fully recover the investment in the contract over the annuity payment period may be limited due to the reduction or elimination of future annuity payments that would have each had an excludable amount.

   Additionally, it is uncertain whether the exercise of a commutation feature under a joint and survivor variable life annuity payment option constitutes an exchange into a deferred annuity, thus requiring payout of any remaining interest in the deferred annuity within five years of an owner's death (or the primary annuitant's death where the owner is not a natural person) or over the designated beneficiary's life (or over a period no longer than the beneficiary's remaining life expectancy) with such payments beginning within 12 months of the date of death if an owner dies during the certain period for such payout option. Accordingly, we reserve the right to restrict the availability of the commutation feature or to require the value of all remaining income payments be paid to the designated beneficiary or to the surviving joint annuitant, as the case may be, in a lump sum after proof of an owner's death (or of a primary annuitant's death, where the owner is not a natural person) during the certain period to comply with these tax law requirements.

   Caution: We will treat the application of less than your entire Contract Value under a Non-Qualified Contract to a pay-out option (receiving annuity income payments) as a taxable withdrawal for Federal income tax purposes and also as subject to the 10% penalty tax (if you are under age 591/2) in addition to ordinary income tax. We will then treat the amount of the withdrawal as the purchase price of an income annuity and tax report the annuity income payments received under the rules for variable income annuities. Consult your tax advisor prior to partially annuitizing your contract. At the present time the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is used to convert to income payments. Consult your tax attorney prior to partially annuitizing your Contract.

   Annuity income payments and amount received on the exercise of a withdrawal or partial withdrawal from an annuity option under your non-qualified contract may not be transferred in a tax-free exchange into another annuity contract. In accordance with our procedures, such amounts will instead be taxable under the rules for annuity income payments or withdrawals, whichever is applicable.

   Additionally, if you are under age 591/2 at the time annuity income payments commence and intend the annuity income payments to constitute an exception to the 10% penalty tax, any attempt to make a tax-free transfer or rollover (whether for non-qualified or qualified annuities) prior to the later of (a) age 591/2, or (b) five years after annuity income payments commence, will generally invalidate the exception and subject you to additional penalties and interest.

   The IRS has not furnished explicit guidance as to how the excludable amount is to be determined each year under variable income annuities that permit transfers between investment sub-accounts after the annuity starting date. Consult your own tax advisor.

   TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Contract because of your death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a payout option, they are taxed in the same way as annuity payments. See the Statement of Additional Information as well as "Payment on Death Prior to Annuitization" in the prospectus for a general discussion on the federal income tax rules applicable to how death benefits must be distributed.

   TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT. Where otherwise permitted under the terms of the Contract, a transfer or assignment of ownership of a Contract, the designation or change of an annuitant, the selection of certain maturity dates, or the exchange of a Contract may result in certain adverse tax consequences to you that are not discussed herein. An owner contemplating any such transfer, assignment, exchange, or event should consult a tax advisor as to the tax consequences.

   WITHHOLDING. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

   MULTIPLE CONTRACTS. The tax law provides deferred annuities issued after October 21, 1988 by the same insurance company or an affiliate in the same calendar year to the same owner are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect. Please consult your own tax advisor.

   FURTHER INFORMATION. We believe that the Contracts will qualify as annuity contracts for Federal income tax purposes and the above discussion is based on that assumption. Further details may be found in the Statement of Additional Information under the heading "Tax Status of the Contracts."

TAXATION OF QUALIFIED CONTRACTS

   The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Contract comply with the law.

   INDIVIDUAL RETIREMENT ACCOUNTS (IRA's), as defined in Section 408 of the Internal Revenue Code (Code), permit individuals to make annual contributions of up to the lesser of the applicable dollar amount for the year (for 2009, $5,000 plus, for Owners age 50 or older, $1,000) or the amount of compensation includible in the individual's gross income for the year. The contributions may be deductible in whole or in part, depending on the individual's income. If contributions are being made under a SEP or SARSEP plan of your employer, additional amounts may be contributed as permitted by the Code and the terms of the employer's plan. Distributions from certain retirement plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than non-deductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 591/2, unless an exception applies. The Contract may provide death benefits that could exceed the greater of premiums paid or the Contract Value. The final required minimum distribution income tax regulations generally treat such benefit as part of the annuity contract and not as life insurance and require the value of such benefit to be included in the participant's interest that is subject to the required minimum distribution rules.

   THE IRS HAS APPROVED THE FORM OF THE TRADITIONAL IRA ENDORSEMENT AND SIMPLE IRA ENDORSEMENT FOR USE WITH THE CONTRACT AND CERTAIN RIDERS, INCLUDING RIDERS PROVIDING FOR DEATH BENEFITS IN EXCESS OF PREMIUMS PAID. PLEASE BE AWARE THAT THE IRA OR SIMPLE IRA CONTRACT ISSUED TO YOU MAY DIFFER FROM THE FORM OF THE TRADITIONAL IRA OR SIMPLE IRA APPROVED BY THE IRS BECAUSE OF SEVERAL FACTORS SUCH AS DIFFERENT RIDERS AND STATE INSURANCE REQUIREMENTS. ADDITIONALLY, SUCH APPROVAL AS TO THE FORM OF THE CONTRACT BY THE IRS DOES NOT CONSTITUTE ANY APPROVAL OR ENDORSEMENT AS TO THE INVESTMENT PROGRAM THEREUNDER.

   SIMPLE IRA'S permit certain small employers to establish SIMPLE plans as provided by Section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a percentage of compensation up to $11,500 for 2009. The sponsoring employer is generally required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRA's are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59-1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the plan.

   ROTH IRAS, as described in Code section 408A, permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax, and other special rules apply. The Owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59-1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

   CORPORATE PENSION AND PROFIT-SHARING PLANS under Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant or both may result if the Contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the Contract.

   TAX SHELTERED ANNUITIES under section 403(b) of the Code allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (social security) tax. Distributions of
(1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the close of the last year beginning before January 1, 1989, are not allowed prior to age 59-1/2, severance from employment, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.

   The IRS announced new regulations in 2007 affecting 403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these programs to retain a tax deferred status under 403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under 403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed AFTER September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made AFTER September 24, 2007, to a contract that was funded by a 90-24 transfer ON OR BEFORE September 24, 2007, MAY subject the contract to this new employer requirement.

   In consideration of these regulations, we have determined to only make available the Contract for purchase (including transfers) where your employer currently permits salary reduction contributions to be made to the Contract.

   If your Contract was issued previously as a result of a 90-24 transfer completed on or before September 24, 2007, and you have never made salary reduction contributions into your Contract, we urge you to consult with your tax advisor prior to making additional purchase payments.

   HURRICANE RELIEF. Your plan may provide for "qualified hurricane distributions" pursuant to the Katrina Emergency Tax Relief Act of 2005 and the Gulf Opportunity Zone Act of 2005. Subject to an aggregate limit of $100,000 among all eligible retirement plans, a participant's qualified hurricane distributions are not subject to the 10% early withdrawal penalty that might otherwise apply to a qualified annuity under section 72(t).

   To the extent a participant "repays" a qualified hurricane distribution by contributing within three years of the distribution date to an eligible retirement plan that accepts rollover contributions, it will generally be treated as a timely direct trustee-to-trustee transfer and will not be subject to income tax. To the extent a participant does not repay a qualified hurricane distribution within three years, he or she will include the distribution in gross income ratably over the three-tax year period, beginning with the tax year in which the distribution is received, unless the participant elects to opt out of three-year averaging by including the qualified hurricane distribution in gross income for the year it is received. Consult your independent tax advisor to determine if hurricane relief is available to your particular situation.

   LOANS. Your plan may provide for increased limits and delayed repayment of participant loans, where otherwise permitted by your plan, pursuant to the Katrina Emergency Tax Relief Act of 2005 and the Gulf Opportunity Zone Act of 2005. An eligible retirement plan other than an IRA may allow a plan loan to delay loan repayment by certain individuals impacted by Hurricanes Katrina, Rita and Wilma, whose principal places of abode on certain dates were located in statutorily defined disaster areas and who sustained an economic loss due to the hurricane. Generally, if the due date for any repayment with respect to such loan occurs during a period beginning on September 23, 2005 (for purposes of Hurricane Katrina) or October 23, 2005 (for purposes of Hurricanes Rita and Wilma) and ending on December 31, 2006, then such due date may be delayed for one year. Note: For purposes of these loan rules, an individual cannot be a qualified individual with respect to more than one hurricane. Consult your independent tax advisor to determine if hurricane relief is available to your particular situation.

   SECTION 457(B) PLAN. An eligible section 457 plan, while not actually providing for a qualified plan as that term is normally used, provides for certain eligible deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The Contract can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. Under a non-governmental plan, all such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer which must be a tax-exempt entity under Section 501(c) of the Code. In general, all amounts received under a non-governmental Section 457(b) plan are taxable and are subject to federal income tax withholding as wages.

   LOANS. IF YOUR QUALIFIED PLAN OR TSA PLAN CONTRACT PERMITS LOANS, THE AMOUNT OF SUCH LOANS, THE REPAYMENT TERMS AND THE TREATMENT OF DEFAULTS ARE SUBJECT TO LIMITATIONS AND RULES UNDER SECTION 72(P) OF THE CODE AND THE REGULATIONS THEREUNDER. THE TERMS OF YOUR LOAN WILL BE GOVERNED BY YOUR LOAN AGREEMENT AND THE REQUIREMENTS OF THE TAX LAW (AND ERISA, WHERE APPLICABLE). FAILURE TO SATISFY THESE REQUIREMENTS WILL RESULT IN ADVERSE TAX CONSEQUENCES. CONSULT YOUR TAX ADVISER PRIOR TO APPLYING FOR A LOAN.

   OTHER TAX ISSUES. Qualified Contracts (including Contracts under Section 457(b) plans) have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax adviser for more information about these distribution rules. Failure to meet such rules generally results in the imposition of a 50% excise tax on the amount which should have been, but was not, distributed.

   Under final income tax regulations regarding minimum distribution requirements, in general, the value of all benefits under a deferred annuity (including death benefits in excess of Contract Value, as well as all living benefits) must be added to the Contract Value in computing the amount required to be distributed over the applicable period.

   The final required minimum distribution regulations permit income payments to increase due to "actuarial gain" which includes the investment performance of the underlying assets, as well as changes in actuarial factors and assumptions under certain conditions. Additionally, withdrawals may also be permitted under certain conditions. The new rules are not entirely clear, and you should consult with your own tax advisor to determine whether your variable income annuity will satisfy these rules for your own situation.

   Distributions from Qualified Contracts generally are subject to withholding for the Owner's Federal income tax liability. The withholding rate varies according to the type of distribution and the Owner's tax status. The Owner will be provided the opportunity to elect not to have tax withheld from distributions.

   "Taxable eligible rollover distributions" from section 401(a), 403(a), 403(b) and governmental Section 457(b) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee (or employee's spouse or former spouse as beneficiary or alternate payee) from such a plan, except certain distributions such as distributions required by the Code, distributions in a specified annuity form, or hardship distributions. The 20% withholding does not apply, however, if the employee chooses a "direct rollover" from the plan to a tax-qualified plan, IRA or tax sheltered annuity or to a governmental 457 plan that agrees to separately account for rollover contributions. Effective March 28, 2005, certain mandatory distributions made to participants in an amount in excess of $1,000 must be rolled over to an IRA designated by the Plan, unless the participant elects to receive it in cash or roll it over to a different IRA or eligible retirement plan of his or her own choosing. General transitional rules apply as to when plans have to be amended. Special effective date rules apply for governmental plans and church plans.

   Under recently enacted legislation, you (and after your death, your designated beneficiaries) generally do not have to take the required minimum distribution ("RMD") for 2009. The waiver does not apply to any 2008 payments even if received in 2009, so for those payments, you are still required to receive your first RMD payment by April 1, 2009. In contrast, if your first RMD would have been due by April 1, 2010, you are not required to take such distribution; however, your 2010 RMD is due by December 31, 2010. For after-death RMDs, the five year rule is applied without regard to calendar year 2009. For instance, if you died in 2007, the five year period ends in 2013 instead of 2012. This RMD waiver does not apply if you are receiving annuitized payments under your contract. The RMD rules are complex, so consult with your tax advisor before waiving your 2009 RMD payment.

   TAX CREDITS AND DEDUCTIONS. We may be entitled to certain tax benefits related to the assets of the Variable Account. These tax benefits, which may include foreign tax credits and corporate dividend received deductions, are not passed back to the Variable Account or to Contract Owners since the Company is the owner of the assets from which the tax benefits are derived.

   COMMUTATION FEATURES UNDER ANNUITY PAYMENT OPTIONS. Please be advised that the tax consequences resulting from the election of an annuity payment option containing a commutation feature are uncertain and the IRS may determine that the taxable amount of the annuity payments and withdrawals received for any year COULD

BE GREATER THAN OR LESS THAN THE TAXABLE AMOUNT REPORTED BY THE COMPANY. The exercise of the commutation feature also may result in adverse tax consequences including:

    . The imposition of a 10% penalty tax on the taxable amount of the commuted value, if the taxpayer has not attained age 59 1/2 at the time the withdrawal is made. This 10% penalty tax is in addition to the ordinary income tax on the taxable amount of the commuted value.

    . The retroactive imposition of the 10% penalty tax on annuity payments received prior to the taxpayer attaining age 59 1/2.

    . The possibility that the exercise of the commutation feature could adversely affect the amount excluded from Federal income tax under any annuity payments made after such commutation.

   See also the discussion of commutation features under "Annuity Payments." A payee should consult with his or her own tax advisor prior to electing to annuitize the contract and prior to exercising any commutation feature under an annuity payment option.

   FEDERAL ESTATE TAXES. While no attempt is being made to discuss the Federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

   GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the contract owner. Regulations issued under the Code may require us to deduct the tax from your contract, or from any applicable payment, and pay it directly to the IRS.

   ANNUITY PURCHASES BY RESIDENTS OF PUERTO RICO. In Rev. Rul. 2004-75, 2004-31 I.R.B. 109, the Internal Revenue Service recently announced that income received by residents of Puerto Rico under life insurance or annuity contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States Federal income tax.

   ANNUITY PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. The discussion above provides general information regarding U.S. Federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes they may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state, and foreign taxation with respect to an annuity contract purchase.

POSSIBLE TAX LAW CHANGES

   Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.

   We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity Contract Owners currently receive. We make no guarantee regarding the tax status of any Contract and do not intend the above discussion as tax advice.

                             FINANCIAL STATEMENTS

   Financial statements for the Variable Account and Metropolitan Life Insurance Company are included in the Statement of Additional Information, a copy of which can be obtained by writing to New England Securities Corporation at 501 Boylston Street, Boston, Massachusetts 02116 or telephoning 1-800-356-5015.

                           ACCUMULATION UNIT VALUES
         (FOR AN ACCUMULATION UNIT OUTSTANDING THROUGHOUT THE PERIOD)

                       THE NEW ENGLAND VARIABLE ACCOUNT
                        CONDENSED FINANCIAL INFORMATION

   Set forth below are accumulation unit values through December 31, 2008 for each Sub-account of The New England Variable Account.

                                                1.35% VARIABLE ACCOUNT CHARGE
                                       -----------------------------------------------------------------------
                                                                                         NUMBER OF
                                       ACCUMULATION                                  ACCUMULATION UNITS
                                        UNIT VALUE            ACCUMULATION             OUTSTANDING AT
                                       AT BEGINNING            UNIT VALUE              END OF PERIOD
                                        OF PERIOD           AT END OF PERIOD           (IN THOUSANDS)
                                       ------------         ----------------         ------------------
 Artio International Stock Sub-Account (Class A)/(8)/ (previously Julius Baer International Stock Sub-Account, before that FI International Stock Sub-Account, before that Putnam International Stock Sub-Account and before that Morgan Stanley International Magnum Equity Sub-Account)
    10/31/1994 to 12/31/1994..........     1.402                  1.306                   2,473,991
    1/1/1995 to 12/31/1995............     1.306                  1.299                   9,383,114
    1/1/1996 to 12/31/1996............     1.299                  1.259                  13,845,613
    1/1/1997 to 12/31/1997............     1.259                  1.213                  14,635,944
    1/1/1998 to 12/31/1998............     1.213                  1.466                  13,860,555
    1/1/1999 to 12/31/1999............     1.466                  1.684                  12,308,176
    1/1/2000 to 12/31/2000............     1.684                  1.494                  13,507,918
    1/1/2001 to 12/31/2001............     1.494                  1.170                  12,484,035
    1/1/2002 to 12/31/2002............     1.170                  0.953                  11,478,963
    1/1/2003 to 12/31/2003............     0.953                  1.203                   9,688,303
    1/1/2004 to 12/31/2004............     1.203                  1.403                   7,713,228
    1/1/2005 to 12/31/2005............     1.403                  1.634                   6,649,210
    1/1/2006 to 12/31/2006............     1.634                  1.878                   4,823,394
    1/1/2007 to 12/31/2007............     1.878                  2.044                   3,618,640
    1/1/2008 to 12/31/2008............     2.044                  1.126                   2,767,234
 Barclays Capital Aggregate Bond Index Sub-Account (Class B)/(20)/ (previously Lehman Brothers Aggregate Bond
   Index Sub-Account)
    1/22/2001 to 12/31/2001...........     1.077                  1.131                   2,019,440
    1/1/2002 to 12/31/2002............     1.131                  1.226                   5,543,843
    1/1/2003 to 12/31/2003............     1.226                  1.251                   4,465,718
    1/1/2004 to 12/31/2004............     1.251                  1.281                   3,813,153
    1/1/2005 to 12/31/2005............     1.281                  1.288                   2,859,445
    1/1/2006 to 12/31/2006............     1.288                  1.319                   1,918,121
    1/1/2007 to 12/31/2007............     1.319                  1.388                   1,627,912
    1/1/2008 to 12/31/2008............     1.388                  1.446                   1,375,741
 BlackRock Aggressive Growth Sub-Account (Class B)
    5/1/2004 to 12/31/2004............    33.837                 37.527                       1,917
    1/1/2005 to 12/31/2005............    37.527                 40.888                       2,225
    1/1/2006 to 12/31/2006............    40.888                 42.951                       1,679
    1/1/2007 to 12/31/2007............    42.951                 50.946                       3,918
    1/1/2008 to 12/31/2008............    50.946                 27.221                       6,226

                                                                                NUMBER OF
                                    ACCUMULATION                            ACCUMULATION UNITS
                                     UNIT VALUE         ACCUMULATION          OUTSTANDING AT
                                    AT BEGINNING         UNIT VALUE           END OF PERIOD
                                     OF PERIOD        AT END OF PERIOD        (IN THOUSANDS)
                                    ------------      ----------------      ------------------
 BlackRock Bond Income Sub-Account (Class A)
    10/5/1988 to 12/31/1988.......      1.631               1.634                  299,002
    1/1/1989 to 12/31/1989........      1.634               1.810                4,287,540
    1/1/1990 to 12/31/1990........      1.810               1.930               10,139,527
    1/1/1991 to 12/31/1991........      1.930               2.247               17,797,335
    1/1/1992 to 12/31/1992........      2.247               2.398               28,871,719
    1/1/1993 to 12/31/1993........      2.398               2.664               41,939,487
    1/1/1994 to 12/31/1994........      2.664               2.540               41,657,182
    1/1/1995 to 12/31/1995........      2.540               3.037               42,231,987
    1/1/1996 to 12/31/1996........      3.037               3.134               41,138,874
    1/1/1997 to 12/31/1997........      3.134               3.429               37,260,367
    1/1/1998 to 12/31/1998........      3.429               3.689               38,630,894
    1/1/1999 to 12/31/1999........      3.689               3.622               32,707,422
    1/1/2000 to 12/31/2000........      3.622               3.865               25,348,903
    1/1/2001 to 12/31/2001........      3.865               4.149               25,107,756
    1/1/2002 to 12/31/2002........      4.149               4.439               21,965,782
    1/1/2003 to 12/31/2003........      4.439               4.636               17,110,556
    1/1/2004 to 12/31/2004........      4.636               4.776               13,806,056
    1/1/2005 to 12/31/2005........      4.776               4.826               11,248,007
    1/1/2006 to 12/31/2006........      4.826               4.972                8,289,225
    1/1/2007 to 12/31/2007........      4.972               5.213                6,912,297
    1/1/2008 to 12/31/2008........      5.213               4.967                4,684,401
 BlackRock Diversified Sub-Account (Class B)
    5/1/2004 to 12/31/2004........     35.648              38.475                    3,077
    1/1/2005 to 12/31/2005........     38.475              39.030                      846
    1/1/2006 to 12/31/2006........     39.030              42.454                    1,423
    1/1/2007 to 12/31/2007........     42.454              44.234                    4,028
    1/1/2008 to 12/31/2008........     44.234              32.744                    5,187
 BlackRock Large Cap Core Sub-Account (Class B)
    4/30/2007 to 12/31/2007.......      7.904               7.974                   39,929
    1/1/2008 to 12/31/2008........      7.974               4.932                   34,390
 BlackRock Large Cap Core Sub-Account (Class B)/(14)/ (previously BlackRock Large Cap Sub-Account)
    5/1/2001 to 12/31/2001.........     7.438               6.526                   31,594
    1/1/2002 to 12/31/2002.........     6.526               4.746                   39,946
    1/1/2003 to 12/31/2003.........     4.746               6.083                   80,379
    1/1/2004 to 12/31/2004.........     6.083               6.637                   65,779
    1/1/2005 to 12/31/2005.........     6.637               6.766                   70,894
    1/1/2006 to 12/31/2006.........     6.766               7.599                   50,579
    1/1/2007 to 4/27/2007..........     7.599               7.970                        0
 BlackRock Large Cap Value Sub-Account (Class E)
    5/1/2002 to 12/31/2002.........     1.000               0.793                   73,924
    1/1/2003 to 12/31/2003.........     0.793               1.059                  374,652
    1/1/2004 to 12/31/2004.........     1.059               1.184                  813,927
    1/1/2005 to 12/31/2005.........     1.184               1.235                  722,685
    1/1/2006 to 12/31/2006.........     1.235               1.452                  925,880
    1/1/2007 to 12/31/2007.........     1.452               1.479                  838,835
    1/1/2008 to 12/31/2008.........     1.479               0.948                  449,810
 BlackRock Legacy Large Cap Growth Sub-Account (Class A)
    10/31/1994 to 12/31/1994.......     1.000               0.956                1,857,319

                                                                                  NUMBER OF
                                     ACCUMULATION                             ACCUMULATION UNITS
                                      UNIT VALUE          ACCUMULATION          OUTSTANDING AT
                                     AT BEGINNING          UNIT VALUE           END OF PERIOD
                                      OF PERIOD         AT END OF PERIOD        (IN THOUSANDS)
                                     ------------       ----------------      ------------------
     1/1/1995 to 12/31/1995........      0.956                1.402               24,163,685
     1/1/1996 to 12/31/1996........      1.402                1.566               40,025,594
     1/1/1997 to 12/31/1997........      1.566                1.941               44,518,891
     1/1/1998 to 12/31/1998........      1.941                2.829               49,255,773
     1/1/1999 to 12/31/1999........      2.829                3.744               60,072,709
     1/1/2000 to 12/31/2000........      3.744                3.189               64,809,207
     1/1/2001 to 12/31/2001........      3.189                2.767               53,583,938
     1/1/2002 to 12/31/2002........      2.767                1.825               40,343,771
     1/1/2003 to 12/31/2003........      1.825                2.433               32,774,920
     1/1/2004 to 12/31/2004........      2.433                2.612               26,001,425
     1/1/2005 to 12/31/2005........      2.612                2.757               20,745,322
     1/1/2006 to 12/31/2006........      2.757                2.833               15,541,248
     1/1/2007 to 12/31/2007........      2.833                3.318               11,489,750
     1/1/2008 to 12/31/2008........      3.318                2.078                8,575,721
  BlackRock Legacy Large Cap Growth Sub-Account (Class B)/(21)/ (previously FI Large Cap Sub-Account)
     5/1/2006 to 12/31/2006.........    17.174               17.380                      102
     1/1/2007 to 12/31/2007.........    17.380               17.784                    9,736
     1/1/2008 to 12/31/2008.........    17.784                9.658                    9,881
  BlackRock Money Market Sub-Account (Class A)
     9/29/1988 to 12/31/1988........     1.384                1.408                  915,605
     1/1/1989 to 12/31/1989.........     1.408                1.518                        0
     1/1/1990 to 12/31/1990.........     1.518                1.620               21,629,006
     1/1/1991 to 12/31/1991.........     1.620                1.697               26,332,938
     1/1/1992 to 12/31/1992.........     1.697                1.738               26,759,532
     1/1/1993 to 12/31/1993.........     1.738                1.766               25,016,975
     1/1/1994 to 12/31/1994.........     1.766                1.811               30,220,356
     1/1/1995 to 12/31/1995.........     1.811                1.889               33,015,018
     1/1/1996 to 12/31/1996.........     1.889                1.959               33,412,517
     1/1/1997 to 12/31/1997.........     1.959                2.036               26,785,902
     1/1/1998 to 12/31/1998.........     2.036                2.114               33,716,959
     1/1/1999 to 12/31/1999.........     2.114                2.190               36,481,209
     1/1/2000 to 12/31/2000.........     2.190                2.295               31,587,553
     1/1/2001 to 12/31/2001.........     2.295                2.353               29,851,477
     1/1/2002 to 12/31/2002.........     2.353                2.355               29,978,273
     1/1/2003 to 12/31/2003.........     2.355                2.342               18,712,117
     1/1/2004 to 12/31/2004.........     2.342                2.333               13,448,596
     1/1/2005 to 12/31/2005.........     2.333                2.369               11,440,636
     1/1/2006 to 12/31/2006.........     2.369                2.449                9,821,354
     1/1/2007 to 12/31/2007.........     2.449                2.539                8,598,465
     1/1/2008 to 12/31/2008.........     2.539                2.576               10,227,886
  BlackRock Strategic Value Sub-Account (Class A)
     1/22/2001 to 12/31/2001........     1.234                1.401               11,264,904
     1/1/2002 to 12/31/2002.........     1.401                1.087               13,358,433
     1/1/2003 to 12/31/2003.........     1.087                1.611               12,946,787
     1/1/2004 to 12/31/2004.........     1.611                1.833               12,076,094
     1/1/2005 to 12/31/2005.........     1.833                1.884                9,355,903
     1/1/2006 to 12/31/2006.........     1.884                2.169                6,464,307
     1/1/2007 to 12/31/2007.........     2.169                2.066                4,660,179
     1/1/2008 to 12/31/2008.........     2.066                1.256                3,157,059

                                                                           NUMBER OF
                                   ACCUMULATION                        ACCUMULATION UNITS
                                    UNIT VALUE       ACCUMULATION        OUTSTANDING AT
                                   AT BEGINNING       UNIT VALUE         END OF PERIOD
                                    OF PERIOD      AT END OF PERIOD      (IN THOUSANDS)
                                   ------------    ----------------    ------------------
 Clarion Global Real Estate Sub-Account (Class B)
    5/1/2004 to 12/31/2004.......      9.999            12.818                124,242
    1/1/2005 to 12/31/2005.......     12.818            14.349                179,430
    1/1/2006 to 12/31/2006.......     14.349            19.478                296,783
    1/1/2007 to 12/31/2007.......     19.478            16.332                151,769
    1/1/2008 to 12/31/2008.......     16.332             9.397                 97,041
 Davis Venture Value Sub-Account (Class A)
    10/31/1994 to 12/31/1994.....      1.000             0.963              3,499,719
    1/1/1995 to 12/31/1995.......      0.963             1.323             19,608,688
    1/1/1996 to 12/31/1996.......      1.323             1.643             34,997,024
    1/1/1997 to 12/31/1997.......      1.643             2.163             53,997,107
    1/1/1998 to 12/31/1998.......      2.163             2.442             58,765,470
    1/1/1999 to 12/31/1999.......      2.442             2.831             57,370,889
    1/1/2000 to 12/31/2000.......      2.831             3.059             59,644,558
    1/1/2001 to 12/31/2001.......      3.059             2.681             54,077,372
    1/1/2002 to 12/31/2002.......      2.681             2.212             43,784,343
    1/1/2003 to 12/31/2003.......      2.212             2.856             37,120,735
    1/1/2004 to 12/31/2004.......      2.856             3.166             31,393,749
    1/1/2005 to 12/31/2005.......      3.166             3.446             26,814,147
    1/1/2006 to 12/31/2006.......      3.446             3.895             20,779,165
    1/1/2007 to 12/31/2007.......      3.895             4.019             15,849,913
    1/1/2008 to 12/31/2008.......      4.019             2.405             11,351,260
 FI Mid Cap Opportunities Sub-Account (Class B)/(11)/
    5/1/2002 to 12/31/2002.......      1.000             0.811                      0
    1/1/2003 to 12/31/2003.......      0.811             1.136                765,033
    1/1/2004 to 4/30/2004........      1.136             1.126                900,393
 FI Mid Cap Opportunities Sub-Account (Class B)/(10)/ (previously Janus Mid Cap Sub-Account)
    1/22/2001 to 12/31/2001.......     2.599             1.552              1,630,351
    1/1/2002 to 12/31/2002........     1.552             1.085              1,138,071
    1/1/2003 to 12/31/2003........     1.085             1.437              1,239,384
    1/1/2004 to 12/31/2004........     1.437             1.656              1,530,755
    1/1/2005 to 12/31/2005........     1.656             1.743              1,164,331
    1/1/2006 to 12/31/2006........     1.743             1.918                710,831
    1/1/2007 to 12/31/2007........     1.918             2.046                526,638
    1/1/2008 to 12/31/2008........     2.046             0.900                320,300
 FI Value Leaders Sub-Account (Class A)
    10/1/1993 to 12/31/1993.......     1.105             1.132              3,359,317
    1/1/1994 to 12/31/1994........     1.132             1.103             16,092,325
    1/1/1995 to 12/31/1995........     1.103             1.486             21,168,965
    1/1/1996 to 12/31/1996........     1.486             1.731             26,104,465
    1/1/1997 to 12/31/1997........     1.731             2.279             30,306,103
    1/1/1998 to 12/31/1998........     2.279             2.799             35,514,558
    1/1/1999 to 12/31/1999........     2.799             3.019             35,663,197
    1/1/2000 to 12/31/2000........     3.019             2.825             29,466,287
    1/1/2001 to 12/31/2001........     2.825             2.399             23,466,287
    1/1/2002 to 12/31/2002........     2.399             1.906             17,850,173
    1/1/2003 to 12/31/2003........     1.906             2.387             14,261,808
    1/1/2004 to 12/31/2004........     2.387             2.678             11,794,230
    1/1/2005 to 12/31/2005........     2.678             2.925              9,811,468

                                                                                            NUMBER OF
                                                          ACCUMULATION                  ACCUMULATION UNITS
                                                           UNIT VALUE    ACCUMULATION     OUTSTANDING AT
                                                          AT BEGINNING    UNIT VALUE      END OF PERIOD
                                                           OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                                                          ------------ ---------------- ------------------
   1/1/2006 to 12/31/2006..............................       2.925          3.230           7,639,482
   1/1/2007 to 12/31/2007..............................       3.230          3.320           5,964,175
   1/1/2008 to 12/31/2008..............................       3.320          2.000           4,252,202
Fidelity VIP Equity-Income Sub-Account (Initial Class)
   10/1/1993 to 12/31/1993.............................       1.980          1.992           5,649,743
   1/1/1994 to 12/31/1994..............................       1.992          2.104          25,852,849
   1/1/1995 to 12/31/1995..............................       2.104          2.804          38,010,655
   1/1/1996 to 12/31/1996..............................       2.804          3.162          44,037,798
   1/1/1997 to 12/31/1997..............................       3.162          3.996          45,104,192
   1/1/1998 to 12/31/1998..............................       3.996          4.401          42,926,506
   1/1/1999 to 12/31/1999..............................       4.401          4.617          37,676,846
   1/1/2000 to 12/31/2000..............................       4.617          4.939          28,617,928
   1/1/2001 to 12/31/2001..............................       4.939          4.631          24,545,075
   1/1/2002 to 12/31/2002..............................       4.631          3.794          19,947,966
   1/1/2003 to 12/31/2003..............................       3.794          4.879          16,865,067
   1/1/2004 to 12/31/2004..............................       4.879          5.368          13,982,830
   1/1/2005 to 12/31/2005..............................       5.368          5.607          11,401,848
   1/1/2006 to 12/31/2006..............................       5.607          6.649           9,106,833
   1/1/2007 to 12/31/2007..............................       6.649          6.660           6,818,806
   1/1/2008 to 12/31/2008..............................       6.660          3.768           5,033,446
Harris Oakmark International Sub-Account (Class E)
   5/1/2002 to 12/31/2002..............................       1.060          0.884               8,900
   1/1/2003 to 12/31/2003..............................       0.884          1.179             952,956
   1/1/2004 to 12/31/2004..............................       1.179          1.404           2,168,632
   1/1/2005 to 12/31/2005..............................       1.404          1.583           3,570,280
   1/1/2006 to 12/31/2006..............................       1.583          2.014           3,872,901
   1/1/2007 to 12/31/2007..............................       2.014          1.967           3,416,198
   1/1/2008 to 12/31/2008..............................       1.967          1.149           2,028,450
Janus Forty Sub-Account (Class B)
   4/30/2007 to 12/31/2007.............................     147.678        181.223               1,446
   1/1/2008 to 12/31/2008..............................     181.223        103.701               5,978
Jennison Growth Sub-Account (Class A)
   5/1/2005 to 12/31/2005..............................       0.411          0.495             980,101
   1/1/2006 to 12/31/2006..............................       0.495          0.502             743,175
   1/1/2007 to 12/31/2007..............................       0.502          0.553             675,749
   1/1/2008 to 12/31/2008..............................       0.553          0.347             452,773
Jennison Growth Sub-Account (Class A)/(12)/ (previously Met/Putnam Voyager Sub-Account)
   1/22/2001 to 12/31/2001...............................     0.753          0.494           2,569,263
   1/1/2002 to 12/31/2002................................     0.494          0.346           2,363,367
   1/1/2003 to 12/31/2003................................     0.346          0.430           2,208,850
   1/1/2004 to 12/31/2004................................     0.430          0.445           1,342,940
   1/1/2005 to 4/30/2005.................................     0.445          0.406           1,146,456
Lazard Mid Cap Sub-Account (Class B)
   5/1/2002 to 12/31/2002................................     1.140          0.967             418,397
   1/1/2003 to 12/31/2003................................     0.967          1.204             749,950
   1/1/2004 to 12/31/2004................................     1.204          1.359             752,154
   1/1/2005 to 12/31/2005................................     1.359          1.449             722,942
   1/1/2006 to 12/31/2006................................     1.449          1.639             559,822
   1/1/2007 to 12/31/2007................................     1.639          1.573             564,267
   1/1/2008 to 12/31/2008................................     1.573          0.958             280,916
Legg Mason Partners Aggressive Growth Sub-Account (Class B)/(9)/ (previously Janus Growth Sub-Account)
   5/1/2001 to 12/31/2001................................     1.000          0.775             344,674

                                                                                       NUMBER OF
                                         ACCUMULATION                              ACCUMULATION UNITS
                                          UNIT VALUE          ACCUMULATION           OUTSTANDING AT
                                         AT BEGINNING          UNIT VALUE            END OF PERIOD
                                          OF PERIOD         AT END OF PERIOD         (IN THOUSANDS)
                                         ------------       ----------------       ------------------
     1/1/2002 to 12/31/2002..........       0.775                0.529                    566,433
     1/1/2003 to 12/31/2003..........       0.529                0.678                    581,098
     1/1/2004 to 12/31/2004..........       0.678                0.725                    499,763
     1/1/2005 to 12/31/2005..........       0.725                0.813                    599,986
     1/1/2006 to 12/31/2006..........       0.813                0.788                    665,493
     1/1/2007 to 12/31/2007..........       0.788                0.795                    479,275
     1/1/2008 to 12/31/2008..........       0.795                0.478                    216,157
  Legg Mason Value Equity Sub-Account (Class A)
     5/1/2006 to 12/31/2006..........       0.955                1.025                    569,853
     1/1/2007 to 12/31/2007..........       1.025                0.954                    481,759
     1/1/2008 to 12/31/2008..........       0.954                0.429                    363,007
  Legg Mason Value Equity Sub-Account (Class A)/(13)/ (previously MFS(R) Investors Trust Sub-Account)
     7/2/2001 to 12/31/2001..........       0.898                0.833                    311,202
     1/1/2002 to 12/31/2002..........       0.833                0.656                    743,289
     1/1/2003 to 12/31/2003..........       0.656                0.788                    835,828
     1/1/2004 to 12/31/2004..........       0.788                0.866                  1,323,979
     1/1/2005 to 12/31/2005..........       0.866                0.916                    860,656
     1/1/2006 to 4/30/2006...........       0.916                0.960                          0
  Legg Mason Value Equity Sub-Account (Class A)/(4)/ (previously MFS(R) Research Managers Sub-Account)
     7/2/2001 to 12/31/2001..........       0.980                0.880                    129,693
     1/1/2002 to 12/31/2002..........       0.880                0.659                    437,219
     1/1/2003 to 12/31/2003..........       0.659                0.807                    703,559
     1/1/2004 to 4/30/2004...........       0.807                0.822                    621,980
  Loomis Sayles Small Cap Core Sub-Account (Class A)/(22)/ (previously Loomis Sayles Small Cap Sub-Account)
     5/2/1994 to 12/31/1994.............    1.000                0.959                  2,988,971
     1/1/1995 to 12/31/1995.............    0.959                1.219                 13,533,326
     1/1/1996 to 12/31/1996.............    1.219                1.572                 26,307,748
     1/1/1997 to 12/31/1997.............    1.572                1.936                 39,442,109
     1/1/1998 to 12/31/1998.............    1.936                1.878                 40,318,239
     1/1/1999 to 12/31/1999.............    1.878                2.441                 32,700,400
     1/1/2000 to 12/31/2000.............    2.441                2.535                 39,281,394
     1/1/2001 to 12/31/2001.............    2.535                2.280                 31,036,981
     1/1/2002 to 12/31/2002.............    2.280                1.764                 24,037,246
     1/1/2003 to 12/31/2003.............    1.764                2.375                 20,108,467
     1/1/2004 to 12/31/2004.............    2.375                2.728                 16,931,562
     1/1/2005 to 12/31/2005.............    2.728                2.877                 14,046,323
     1/1/2006 to 12/31/2006.............    2.877                3.313                 11,044,902
     1/1/2007 to 12/31/2007.............    3.313                3.657                  8,686,276
     1/1/2008 to 12/31/2008.............    3.657                2.313                  6,352,290
  Loomis Sayles Small Cap Growth Sub-Account (Class B)/(18)/ (previously Franklin Templeton Small Cap Growth
    Sub-Account)
     5/1/2001 to 12/31/2001.............    1.000                0.880                    609,228
     1/1/2002 to 12/31/2002.............    0.880                0.625                  1,263,448
     1/1/2003 to 12/31/2003.............    0.625                0.891                  1,909,751
     1/1/2004 to 12/31/2004.............    0.891                0.977                  1,713,732
     1/1/2005 to 12/31/2005.............    0.977                1.007                  1,506,541
     1/1/2006 to 12/31/2006.............    1.007                1.090                    901,547
     1/1/2007 to 12/31/2007.............    1.090                1.121                    638,144
     1/1/2008 to 12/31/2008.............    1.121                0.649                    297,746

                                                                                             NUMBER OF
                                                           ACCUMULATION                  ACCUMULATION UNITS
                                                            UNIT VALUE    ACCUMULATION     OUTSTANDING AT
                                                           AT BEGINNING    UNIT VALUE      END OF PERIOD
                                                            OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                                                           ------------ ---------------- ------------------
Lord Abbett Bond Debenture Sub-Account (Class B)
   5/1/2001 to 12/31/2001.................................    1.389          1.375              199,974
   1/1/2002 to 12/31/2002.................................    1.375          1.349              841,031
   1/1/2003 to 12/31/2003.................................    1.349          1.585            1,736,428
   1/1/2004 to 12/31/2004.................................    1.585          1.692            1,823,231
   1/1/2005 to 12/31/2005.................................    1.692          1.694            1,693,088
   1/1/2006 to 12/31/2006.................................    1.694          1.824            1,718,081
   1/1/2007 to 12/31/2007.................................    1.824          1.918            1,444,634
   1/1/2008 to 12/31/2008.................................    1.918          1.540              989,224
MFS(R) Research International Sub-Account (Class B)
   5/1/2001 to 12/31/2001.................................    0.972          0.848              262,000
   1/1/2002 to 12/31/2002.................................    0.848          0.738              481,522
   1/1/2003 to 12/31/2003.................................    0.738          0.962              928,006
   1/1/2004 to 12/31/2004.................................    0.962          1.134            1,446,531
   1/1/2005 to 12/31/2005.................................    1.134          1.303            1,520,771
   1/1/2006 to 12/31/2006.................................    1.303          1.627            1,515,531
   1/1/2007 to 12/31/2007.................................    1.627          1.818            1,483,739
   1/1/2008 to 12/31/2008.................................    1.818          1.034            1,165,438
MFS(R) Research International Sub-Account (Class A)/(15)/ (previously Fidelity VIP Overseas Sub-Account)
   10/1/1993 to 12/31/1993................................    1.458          1.532           10,878,551
   1/1/1994 to 12/31/1994.................................    1.532          1.538           43,034,544
   1/1/1995 to 12/31/1995.................................    1.538          1.664           41,273,183
   1/1/1996 to 12/31/1996.................................    1.664          1.859           44,846,316
   1/1/1997 to 12/31/1997.................................    1.859          2.046           45,289,247
   1/1/1998 to 12/31/1998.................................    2.046          2.276           40,546,153
   1/1/1999 to 12/31/1999.................................    2.276          3.202           36,251,177
   1/1/2000 to 12/31/2000.................................    3.202          2.556           33,830,970
   1/1/2001 to 12/31/2001.................................    2.556          1.987           26,663,772
   1/1/2002 to 12/31/2002.................................    1.987          1.563           21,187,678
   1/1/2003 to 12/31/2003.................................    1.563          2.211           17,591,860
   1/1/2004 to 12/31/2004.................................    2.211          2.479           14,387,457
   1/1/2005 to 12/31/2005.................................    2.479          2.911           11,693,540
   1/1/2006 to 12/31/2006.................................    2.911          3.392            9,241,542
   1/1/2007 to 12/31/2007.................................    3.392          3.925            7,439,815
   1/1/2008 to 11/7/2008..................................    3.925          2.199                    0
MFS(R) Research International Sub-Account (Class A)/(23)/
   11/7/2008 to 12/31/2008................................    2.198          2.224            5,690,361
MFS(R) Total Return Sub-Account (Class A)/(1)/
   9/21/1988 to 12/31/1988................................    1.042          1.063              731,349
   1/1/1989 to 12/31/1989.................................    1.063          1.249                    0
   1/1/1990 to 12/31/1990.................................    1.249          1.272           18,099,540
   1/1/1991 to 12/31/1991.................................    1.272          1.508           26,478,398
   1/1/1992 to 12/31/1992.................................    1.508          1.588           41,588,546
   1/1/1993 to 12/31/1993.................................    1.588          1.733           60,696,659
   1/1/1994 to 12/31/1994.................................    1.733          1.691           61,961,278
   1/1/1995 to 12/31/1995.................................    1.691          2.190           56,145,463
   1/1/1996 to 12/31/1996.................................    2.190          2.485           52,130,165
   1/1/1997 to 12/31/1997.................................    2.485          3.103           48,490,618
   1/1/1998 to 12/31/1998.................................    3.103          3.664           42,358,784
   1/1/1999 to 12/31/1999.................................    3.664          3.975           37,391,028
   1/1/2000 to 12/31/2000.................................    3.975          3.789           30,014,285

                                                                                       NUMBER OF
                                       ACCUMULATION                                ACCUMULATION UNITS
                                        UNIT VALUE           ACCUMULATION            OUTSTANDING AT
                                       AT BEGINNING           UNIT VALUE             END OF PERIOD
                                        OF PERIOD          AT END OF PERIOD          (IN THOUSANDS)
                                       ------------        ----------------        ------------------
    1/1/2001 to 12/31/2001...........      3.789                 3.596                 24,501,065
    1/1/2002 to 12/31/2002...........      3.596                 3.357                 19,130,634
    1/1/2003 to 12/31/2003...........      3.357                 3.875                 15,049,705
    1/1/2004 to 12/31/2004...........      3.875                 4.253                 13,288,556
    1/1/2005 to 12/31/2005...........      4.253                 4.327                 11,053,293
    1/1/2006 to 12/31/2006...........      4.327                 4.790                  8,690,741
    1/1/2007 to 12/31/2007...........      4.790                 4.932                  7,309,481
    1/1/2008 to 12/31/2008...........      4.932                 3.788                  5,071,888
 MFS(R) Total Return Sub-Account (Class A)/(2)/ (previously Balance Sub-Account)
    10/31/1994 to 12/31/1994.........      1.000                 0.997                  1,736,189
    1/1/1995 to 12/31/1995...........      0.997                 1.227                 10,987,597
    1/1/1996 to 12/31/1996...........      1.227                 1.415                 20,107,324
    1/1/1997 to 12/31/1997...........      1.415                 1.622                 28,677,041
    1/1/1998 to 12/31/1998...........      1.622                 1.747                 30,824,135
    1/1/1999 to 12/31/1999...........      1.747                 1.636                 27,038,754
    1/1/2000 to 12/31/2000...........      1.636                 1.583                 19,606,177
    1/1/2001 to 12/31/2001...........      1.583                 1.492                 17,247,901
    1/1/2002 to 12/31/2002...........      1.492                 1.273                 14,361,234
    1/1/2003 to 12/31/2003...........      1.273                 1.504                 12,665,983
    1/1/2004 to 4/30/2004............      1.504                 1.492                 12,220,963
 MFS(R) Total Return Sub-Account (Class E)/(2)/
    5/1/2004 to 12/31/2004...........     38.200                41.490                    338,825
    1/1/2005 to 12/31/2005...........     41.490                42.144                    294,937
    1/1/2006 to 12/31/2006...........     42.144                46.585                    217,164
    1/1/2007 to 12/31/2007...........     46.585                47.898                    167,289
    1/1/2008 to 12/31/2008...........     47.898                36.732                    120,624
 MFS(R) Value Sub-Account (Class E)
    5/1/2002 to 12/31/2002...........      1.186                 0.973                    793,465
    1/1/2003 to 12/31/2003...........      0.973                 1.203                  2,130,663
    1/1/2004 to 12/31/2004...........      1.203                 1.321                  2,319,472
    1/1/2005 to 12/31/2005...........      1.321                 1.284                  1,934,007
    1/1/2006 to 12/31/2006...........      1.284                 1.493                  1,222,651
    1/1/2007 to 12/31/2007...........      1.493                 1.415                    928,568
    1/1/2008 to 12/31/2008...........      1.415                 0.927                    618,583
 Met/AIM Small Cap Growth Sub-Account (Class B)
    5/1/2002 to 12/31/2002...........      1.122                 0.848                    556,582
    1/1/2003 to 12/31/2003...........      0.848                 1.162                  1,320,114
    1/1/2004 to 12/31/2004...........      1.162                 1.220                    802,132
    1/1/2005 to 12/31/2005...........      1.220                 1.303                    674,289
    1/1/2006 to 12/31/2006...........      1.303                 1.468                    392,663
    1/1/2007 to 12/31/2007...........      1.468                 1.608                    297,398
    1/1/2008 to 12/31/2008...........      1.608                 0.972                    209,723
 Met/Artisan Mid Cap Value Sub-Account (Class A)/(19)/ (previously Harris Oakmark Focused Value Sub-Account)
    10/1/1993 to 12/31/1993...........     1.125                 1.137                  4,515,611
    1/1/1994 to 12/31/1994............     1.137                 1.119                 15,572,344
    1/1/1995 to 12/31/1995............     1.119                 1.439                 19,773,057
    1/1/1996 to 12/31/1996............     1.439                 1.669                 24,345,379
    1/1/1997 to 12/31/1997............     1.669                 1.932                 24,035,279
    1/1/1998 to 12/31/1998............     1.932                 1.802                 21,347,155

                                                                NUMBER OF
                              ACCUMULATION                  ACCUMULATION UNITS
                               UNIT VALUE    ACCUMULATION     OUTSTANDING AT
                              AT BEGINNING    UNIT VALUE      END OF PERIOD
                               OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                              ------------ ---------------- ------------------
     1/1/1999 to 12/31/1999..     1.802          1.784          17,151,815
     1/1/2000 to 12/31/2000..     1.784          2.120          15,593,693
     1/1/2001 to 12/31/2001..     2.120          2.673          23,265,733
     1/1/2002 to 12/31/2002..     2.673          2.404          22,307,958
     1/1/2003 to 12/31/2003..     2.404          3.146          20,350,274
     1/1/2004 to 12/31/2004..     3.146          3.412          17,678,283
     1/1/2005 to 12/31/2005..     3.412          3.703          14,874,735
     1/1/2006 to 12/31/2006..     3.703          4.108          10,785,440
     1/1/2007 to 12/31/2007..     4.108          3.775           7,543,368
     1/1/2008 to 12/31/2008..     3.775          2.011           5,093,889
  MetLife Aggressive Allocation Portfolio (Class B)
     5/1/2005 to 12/31/2005..     9.999         11.154               5,881
     1/1/2006 to 12/31/2006..    11.154         12.728              70,333
     1/1/2007 to 12/31/2007..    12.728         12.967              75,280
     1/1/2008 to 12/31/2008..    12.967          7.618              64,229
  MetLife Conservative Allocation Portfolio (Class B)
     5/1/2005 to 12/31/2005..     9.999         10.303               4,181
     1/1/2006 to 12/31/2006..    10.303         10.866               6,437
     1/1/2007 to 12/31/2007..    10.866         11.317              16,703
     1/1/2008 to 12/31/2008..    11.317          9.558              54,330
  MetLife Conservative to Moderate Allocation Portfolio (Class B)
     5/1/2005 to 12/31/2005..     9.999         10.521               2,188
     1/1/2006 to 12/31/2006..    10.521         11.359              95,025
     1/1/2007 to 12/31/2007..    11.359         11.745             113,293
     1/1/2008 to 12/31/2008..    11.745          9.084             116,642
  MetLife Mid Cap Stock Index Sub-Account (Class B)
     1/22/2001 to 12/31/2001.     1.036          1.031           1,448,527
     1/1/2002 to 12/31/2002..     1.031          0.863           2,232,301
     1/1/2003 to 12/31/2003..     0.863          1.146           2,512,009
     1/1/2004 to 12/31/2004..     1.146          1.308           2,683,144
     1/1/2005 to 12/31/2005..     1.308          1.446           2,080,739
     1/1/2006 to 12/31/2006..     1.446          1.567           1,893,215
     1/1/2007 to 12/31/2007..     1.567          1.662           1,615,496
     1/1/2008 to 12/31/2008..     1.662          1.043           1,061,301
  MetLife Moderate Allocation Portfolio (Class B)
     5/1/2005 to 12/31/2005..     9.999         10.752              55,018
     1/1/2006 to 12/31/2006..    10.752         11.864             196,707
     1/1/2007 to 12/31/2007..    11.864         12.213             345,479
     1/1/2008 to 12/31/2008..    12.213          8.599             316,897
  MetLife Moderate to Aggressive Allocation Portfolio (Class B)
     5/1/2005 to 12/31/2005..     9.999         10.978              36,461
     1/1/2006 to 12/31/2006..    10.978         12.371             185,461
     1/1/2007 to 12/31/2007..    12.371         12.674             206,402
     1/1/2008 to 12/31/2008..    12.674          8.113             111,283
  MetLife Stock Index Sub-Account (Class A)/(5)(7)/
     8/1/1992 to 12/31/1992..     1.592          1.644          21,583,607
     1/1/1993 to 12/31/1993..     1.644          1.780          11,017,884
     1/1/1994 to 12/31/1994..     1.780          1.775          14,282,355
     1/1/1995 to 12/31/1995..     1.775          2.398          15,539,609

                                                                NUMBER OF
                              ACCUMULATION                  ACCUMULATION UNITS
                               UNIT VALUE    ACCUMULATION     OUTSTANDING AT
                              AT BEGINNING    UNIT VALUE      END OF PERIOD
                               OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                              ------------ ---------------- ------------------
     1/1/1996 to 12/31/1996..     2.398          2.898          15,623,253
     1/1/1997 to 12/31/1997..     2.898          3.788          15,874,978
     1/1/1998 to 12/31/1998..     3.788          4.781          15,292,906
     1/1/1999 to 12/31/1999..     4.781          5.678          15,111,062
     1/1/2000 to 12/31/2000..     5.678          5.096          13,740,976
     1/1/2001 to 12/31/2001..     5.096          3.682          14,020,250
     1/1/2002 to 12/31/2002..     3.682          2.822          11,436,136
     1/1/2003 to 12/31/2003..     2.822          3.569           9,542,274
     1/1/2004 to 12/31/2004..     3.569          3.892           7,653,999
     1/1/2005 to 12/31/2005..     3.892          4.018           6,132,270
     1/1/2006 to 12/31/2006..     4.018          4.577           4,820,404
     1/1/2007 to 12/31/2007..     4.577          4.752           3,888,215
     1/1/2008 to 12/31/2008..     4.752          2.949           2,822,363
  MetLife Stock Index Sub-Account (Class B)/(6)/
     1/22/2001 to 12/31/2001.     4.150          3.528             268,034
     1/1/2002 to 12/31/2002..     3.528          2.697             603,435
     1/1/2003 to 12/31/2003..     2.697          3.402             852,620
     1/1/2004 to 12/31/2004..     3.402          3.702             855,202
     1/1/2005 to 12/31/2005..     3.702          3.812             693,290
     1/1/2006 to 12/31/2006..     3.812          4.332             499,931
     1/1/2007 to 12/31/2007..     4.332          4.486             325,234
     1/1/2008 to 12/31/2008..     4.486          2.777             196,680
  Morgan Stanley EAFE(R) Index Sub-Account (Class B)
     1/22/2001 to 12/31/2001.     1.102          0.853             641,779
     1/1/2002 to 12/31/2002..     0.853          0.700           1,349,943
     1/1/2003 to 12/31/2003..     0.700          0.948           1,681,173
     1/1/2004 to 12/31/2004..     0.948          1.116           1,823,231
     1/1/2005 to 12/31/2005..     1.116          1.243           1,939,715
     1/1/2006 to 12/31/2006..     1.243          1.539           2,247,025
     1/1/2007 to 12/31/2007..     1.539          1.677           1,789,208
     1/1/2008 to 12/31/2008..     1.677          0.957           1,206,131
  Neuberger Berman Mid Cap Sub-Account (Class B)
     5/1/2001 to 12/31/2001..     1.543          1.503             245,461
     1/1/2002 to 12/31/2002..     1.503          1.336           2,012,000
     1/1/2003 to 12/31/2003..     1.336          1.795           1,750,230
     1/1/2004 to 12/31/2004..     1.795          2.172           3,099,203
     1/1/2005 to 12/31/2005..     2.172          2.398           3,489,753
     1/1/2006 to 12/31/2006..     2.398          2.631           2,793,921
     1/1/2007 to 12/31/2007..     2.631          2.679           2,020,919
     1/1/2008 to 12/31/2008..     2.679          1.388           1,546,199
  Oppenheimer Capital Appreciation Sub-Account (Class B)
     5/1/2005 to 12/31/2005..    10.024         10.888              15,335
     1/1/2006 to 12/31/2006..    10.888         11.560              23,353
     1/1/2007 to 12/31/2007..    11.560         13.034              16,529
     1/1/2008 to 12/31/2008..    13.034          6.952              19,629
  Oppenheimer Global Equity Sub-Account (Class B)
     5/1/2004 to 12/31/2004..    12.799         14.768               7,408
     1/1/2005 to 12/31/2005..    14.768         16.899              26,823
     1/1/2006 to 12/31/2006..    16.899         19.400              35,975

                                                                             NUMBER OF
                                   ACCUMULATION                          ACCUMULATION UNITS
                                    UNIT VALUE        ACCUMULATION         OUTSTANDING AT
                                   AT BEGINNING        UNIT VALUE          END OF PERIOD
                                    OF PERIOD       AT END OF PERIOD       (IN THOUSANDS)
                                   ------------     ----------------     ------------------
     1/1/2007 to 12/31/2007......     19.400             20.337                  37,572
     1/1/2008 to 12/31/2008......     20.337             11.926                  29,143
  PIMCO Inflation Protection Bond Sub-Account (Class B)
     5/1/2006 to 12/31/2006......     11.012             11.123                  23,194
     1/1/2007 to 12/31/2007......     11.123             12.158                  34,598
     1/1/2008 to 12/31/2008......     12.158             11.168                 147,426
  PIMCO Total Return Sub-Account (Class B)
     5/1/2001 to 12/31/2001......      1.001              1.054               1,887,995
     1/1/2002 to 12/31/2002......      1.054              1.137              12,468,313
     1/1/2003 to 12/31/2003......      1.137              1.170              11,969,667
     1/1/2004 to 12/31/2004......      1.170              1.212              10,308,470
     1/1/2005 to 12/31/2005......      1.212              1.222               9,832,142
     1/1/2006 to 12/31/2006......      1.222              1.260               7,127,107
     1/1/2007 to 12/31/2007......      1.260              1.337               5,704,698
     1/1/2008 to 12/31/2008......      1.337              1.325               4,830,601
  RCM Technology Sub-Account (Class B)
     5/1/2001 to 12/31/2001......      0.823              0.610                 176,284
     1/1/2002 to 12/31/2002......      0.610              0.296                 314,143
     1/1/2003 to 12/31/2003......      0.296              0.461               1,825,498
     1/1/2004 to 12/31/2004......      0.461              0.435               1,483,587
     1/1/2005 to 12/31/2005......      0.435              0.476               1,063,605
     1/1/2006 to 12/31/2006......      0.476              0.495                 801,471
     1/1/2007 to 12/31/2007......      0.495              0.642                 932,213
     1/1/2008 to 12/31/2008......      0.642              0.352                 822,638
  Russell 2000(R) Index Sub-Account (Class B)
     1/22/2001 to 12/31/2001.....      1.203              1.186               1,046,199
     1/1/2002 to 12/31/2002......      1.186              0.929               1,956,327
     1/1/2003 to 12/31/2003......      0.929              1.336               3,302,678
     1/1/2004 to 12/31/2004......      1.336              1.547               3,128,640
     1/1/2005 to 12/31/2005......      1.547              1.592               2,674,744
     1/1/2006 to 12/31/2006......      1.592              1.847               2,502,216
     1/1/2007 to 12/31/2007......      1.847              1.791               1,394,195
     1/1/2008 to 12/31/2008......      1.791              1.172               1,061,072
  SSgA Growth ETF Sub-Account (Class B)/(16)/ (previously the Cyclical Growth ETF Sub-Account)
     5/1/2006 to 12/31/2006.......    10.707             11.423                     418
     1/1/2007 to 12/31/2007.......    11.423             11.902                   3,257
     1/1/2008 to 12/31/2008.......    11.902              7.871                   1,308
  SSgA Growth and Income Sub-Account (Class B)/(17)/ (previously the Cyclical Growth and Income
    ETF Sub-Account)
     5/1/2006 to 12/31/2006.......    10.517             11.168                     422
     1/1/2007 to 12/31/2007.......    11.168             11.612                       0
     1/1/2008 to 12/31/2008.......    11.612              8.585                       0
  T. Rowe Price Large Cap Growth Sub-Account (Class B)
     5/1/2004 to 12/31/2004.......    11.198             12.138                  15,970
     1/1/2005 to 12/31/2005.......    12.138             12.733                  81,410
     1/1/2006 to 12/31/2006.......    12.733             14.182                 100,235
     1/1/2007 to 12/31/2007.......    14.182             15.271                  92,364
     1/1/2008 to 12/31/2008.......    15.271              8.738                  78,533

                                                                NUMBER OF
                              ACCUMULATION                  ACCUMULATION UNITS
                               UNIT VALUE    ACCUMULATION     OUTSTANDING AT
                              AT BEGINNING    UNIT VALUE      END OF PERIOD
                               OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                              ------------ ---------------- ------------------
 T. Rowe Price Mid Cap Growth Sub-Account (Class B)
    5/1/2001 to 12/31/2001...     0.981          0.824             822,978
    1/1/2002 to 12/31/2002...     0.824          0.455           1,945,971
    1/1/2003 to 12/31/2003...     0.455          0.613           3,614,693
    1/1/2004 to 12/31/2004...     0.613          0.713           4,658,094
    1/1/2005 to 12/31/2005...     0.713          0.806           4,162,391
    1/1/2006 to 12/31/2006...     0.806          0.845           3,391,728
    1/1/2007 to 12/31/2007...     0.845          0.980           3,030,184
    1/1/2008 to 12/31/2008...     0.980          0.583           2,231,230
 T. Rowe Price Small Cap Growth Sub-Account (Class B)
    5/1/2004 to 12/31/2004...    12.426         13.252               1,999
    1/1/2005 to 12/31/2005...    13.252         14.476               7,208
    1/1/2006 to 12/31/2006...    14.476         14.800              21,181
    1/1/2007 to 12/31/2007...    14.800         15.993              18,252
    1/1/2008 to 12/31/2008...    15.993         10.048              15,624
 Western Asset Management Strategic Bond Opportunities Sub-Account (Class A)
    10/31/1994 to 12/31/1994.     1.000          0.984           1,124,133
    1/1/1995 to 12/31/1995...     0.984          1.159           6,132,563
    1/1/1996 to 12/31/1996...     1.159          1.307          15,034,554
    1/1/1997 to 12/31/1997...     1.307          1.433          23,074,669
    1/1/1998 to 12/31/1998...     1.433          1.442          24,945,159
    1/1/1999 to 12/31/1999...     1.442          1.443          20,278,882
    1/1/2000 to 12/31/2000...     1.443          1.527          16,337,092
    1/1/2001 to 12/31/2001...     1.527          1.609          14,811,810
    1/1/2002 to 12/31/2002...     1.609          1.740          12,769,969
    1/1/2003 to 12/31/2003...     1.740          1.933          12,195,522
    1/1/2004 to 12/31/2004...     1.933          2.034          10,800,354
    1/1/2005 to 12/31/2005...     2.034          2.063           9,727,358
    1/1/2006 to 12/31/2006...     2.063          2.139           7,388,018
    1/1/2007 to 12/31/2007...     2.139          2.195           6,055,761
    1/1/2008 to 12/31/2008...     2.195          1.840           4,034,283
 Western Asset Management U.S. Government Sub-Account (Class A)
    10/31/1994 to 12/31/1994.     1.000          1.004             910,020
    1/1/1995 to 12/31/1995...     1.004          1.139           4,495,184
    1/1/1996 to 12/31/1996...     1.139          1.161           5,785,148
    1/1/1997 to 12/31/1997...     1.161          1.242           8,616,135
    1/1/1998 to 12/31/1998...     1.242          1.319          12,796,204
    1/1/1999 to 12/31/1999...     1.319          1.304          10,314,952
    1/1/2000 to 12/31/2000...     1.304          1.421           8,874,230
    1/1/2001 to 12/31/2001...     1.421          1.496          10,827,033
    1/1/2002 to 12/31/2002...     1.496          1.593          14,892,461
    1/1/2003 to 12/31/2003...     1.593          1.598          11,075,788
    1/1/2004 to 12/31/2004...     1.598          1.624           8,131,240
    1/1/2005 to 12/31/2005...     1.624          1.630           6,359,030
    1/1/2006 to 12/31/2006...     1.630          1.675           4,200,467
    1/1/2007 to 12/31/2007...     1.675          1.724           3,044,141
    1/1/2008 to 12/31/2008...     1.724          1.695           2,029,424
 Zenith Equity Sub-Account (Class A)/(3)/
    9/16/1988 to 12/31/1988..     4.645          4.612             439,393

                                                                                                    NUMBER OF
                                                                  ACCUMULATION                  ACCUMULATION UNITS
                                                                   UNIT VALUE    ACCUMULATION     OUTSTANDING AT
                                                                  AT BEGINNING    UNIT VALUE      END OF PERIOD
                                                                   OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                                                                  ------------ ---------------- ------------------
   1/1/1989 to 12/31/1989........................................     4.612          5.950                   0
   1/1/1990 to 12/31/1990........................................     5.950          5.666          12,591,788
   1/1/1991 to 12/31/1991........................................     5.666          8.608          21,719,884
   1/1/1992 to 12/31/1992........................................     8.608          7.978          33,645,983
   1/1/1993 to 12/31/1993........................................     7.978          9.050          40,091,665
   1/1/1994 to 12/31/1994........................................     9.050          8.298          43,592,961
   1/1/1995 to 12/31/1995........................................     8.298         11.300          41,663,900
   1/1/1996 to 12/31/1996........................................    11.300         13.496          41,363,155
   1/1/1997 to 12/31/1997........................................    13.496         16.442          40,200,592
   1/1/1998 to 12/31/1998........................................    16.442         21.752          33,502,039
   1/1/1999 to 12/31/1999........................................    21.752         24.831          38,236,116
   1/1/2000 to 12/31/2000........................................    24.831         23.359          27,364,614
   1/1/2001 to 12/31/2001........................................    23.359         19.257          22,565,710
   1/1/2002 to 12/31/2002........................................    19.257         14.832          17,578,438
   1/1/2003 to 12/31/2003........................................    14.832         19.235          14,440,815
   1/1/2004 to 12/31/2004........................................    19.235         21.064          11,979,638
   1/1/2005 to 12/31/2005........................................    21.064         22.892           9,937,720
   1/1/2006 to 12/31/2006........................................    22.892         24.456           7,924,053
   1/1/2007 to 12/31/2007........................................    24.456         25.394           6,395,673
   1/1/2008 to 12/31/2008........................................    25.394         15.401           4,869,966
                                                                           1.60% VARIABLE ACCOUNT CHARGE
                                                                  ------------------------------------------------
American Funds Bond Sub-Account (Class 2)
   5/1/2006 to 12/31/2006........................................    14.561         15.264              16,105
   1/1/2007 to 12/31/2007........................................    15.264         15.520              47,929
   1/1/2008 to 12/31/2008........................................    15.520         13.845              52,814
American Funds Global Small Capitalization Sub-Account (Class 2)
   5/1/2001 to 12/31/2001........................................     1.479          1.345             284,714
   1/1/2002 to 12/31/2002........................................     1.345          1.071           1,031,114
   1/1/2003 to 12/31/2003........................................     1.071          1.619           1,421,682
   1/1/2004 to 12/31/2004........................................     1.619          1.926           2,017,772
   1/1/2005 to 12/31/2005........................................     1.926          2.376           2,351,449
   1/1/2006 to 12/31/2006........................................     2.376          2.901           2,577,549
   1/1/2007 to 12/31/2007........................................     2.901          3.466           3,066,944
   1/1/2008 to 12/31/2008........................................     3.466          1.585           1,832,329
American Funds Growth Sub-Account (Class 2)
   5/1/2001 to 12/31/2001........................................    13.039         11.078             261,891
   1/1/2002 to 12/31/2002........................................    11.078          8.236             986,402
   1/1/2003 to 12/31/2003........................................     8.236         11.089           1,552,153
   1/1/2004 to 12/31/2004........................................    11.089         12.276           1,588,660
   1/1/2005 to 12/31/2005........................................    12.276         14.038           1,492,261
   1/1/2006 to 12/31/2006........................................    14.038         15.228           1,204,731
   1/1/2007 to 12/31/2007........................................    15.228         16.835           1,039,150
   1/1/2008 to 12/31/2008........................................    16.835          9.282             660,933
American Funds Growth-Income Sub-Account (Class 2)
   5/1/2001 to 12/31/2001........................................     8.544          8.240             315,481
   1/1/2002 to 12/31/2002........................................     8.240          6.622             999,190
   1/1/2003 to 12/31/2003........................................     6.622          8.630           1,454,819
   1/1/2004 to 12/31/2004........................................     8.630          9.374           1,495,376
   1/1/2005 to 12/31/2005........................................     9.374          9.763           1,389,278

                                                               NUMBER OF
                             ACCUMULATION                  ACCUMULATION UNITS
                              UNIT VALUE    ACCUMULATION     OUTSTANDING AT
                             AT BEGINNING    UNIT VALUE      END OF PERIOD
                              OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                             ------------ ---------------- ------------------
                                      1.60% VARIABLE ACCOUNT CHARGE
                             ------------------------------------------------
     1/1/2006 to 12/31/2006.     9.763         11.069          1,076,545
     1/1/2007 to 12/31/2007.    11.069         11.442            802,576
     1/1/2008 to 12/31/2008.    11.442          6.998            552,127

--------
/(1)/ For Contracts issued prior to May 1, 1995, and for Contracts in the annuity phase issued on and after May 1, 1995 the MFS(R) Total Return Sub-account Class A is available.
/(2)/ Previously, the Balanced Sub-Account. On April 30, 2004, the Balanced
      Portfolio that had been offered as an Eligible Fund through that date, merged with and into the MFS Total Return Portfolio. Information shown for the MFS Total Return Sub-Account reflects the unit value history of the Balanced Sub-Account through the date of the merger. For Contracts issued on and after May 1, 1995, the MFS Total Return Portfolio Class E is available during the accumulation phase.
/(3)/ Previously, the Capital Growth Sub-account. Effective May 1, 2002, the
      Zenith Equity Portfolio of the New England Zenith Fund changed its investment objective and policies and became a "fund of funds" that invests equally in three other series of the Zenith Fund. On or about April 28, 2003, these series of the Zenith Fund were reorganized into newly established portfolios of the Metropolitan Fund. Effective on or about May 1, 2009, one of these portfolios of the Metropolitan Fund merged with and into a portfolio of Met Investors Series Trust.
/(4)/ Previously, the MFS Research Managers Sub-Account. On April 30, 2004, the
      MFS Research Managers Portfolio that had been offered as an Eligible Fund through that date, merged with and into the MFS Investors Trust Portfolio. On April 28, 2006, the MFS Investors Trust Portfolio merged into the Legg Mason Value Equity Portfolio. Information shown for the Legg Mason Value Equity Sub-Account reflects the unit value history of the MFS Research Managers Sub-Account through the date of the April 30, 2004 merger.
/(5)/ For Contracts issued prior to May 1, 1995, and Contracts in the annuity phase issued on and after May 1, 1995 the MetLife Stock Index Sub-account Class A is available.
/(6)/ For Contracts issued on and after May 1, 1995, the MetLife Stock Index
      Portfolio Class B is available during the accumulation phase.
/(7)/ Previously, the Westpeak Stock Index Sub-account. On April 27, 2001, the
      MetLife Stock Index Portfolio--Class A was substituted for the Westpeak Stock Index Series of the New England Zenith Fund. Information shown for the MetLife Stock Index Sub-account Class A reflects the accumulation unit value history of the Westpeak Stock Index Sub-account through the date of the substitution.
/(8)/ Previously, the Morgan Stanley International Magnum Equity Sub-Account.
      On December 1, 2000, the Putnam International Stock Portfolio was substituted for the Morgan Stanley International Magnum Equity Series of the New England Zenith Fund, which is no longer available for investment under the Contract. Information shown for the FI International Stock Sub-Account reflects the accumulation unit value history of the Morgan Stanley International Equity Sub-Account through the date of the substitution. Effective January 7, 2008, FI International Stock Portfolio changed its name to Julius Baer International Stock Portfolio. Effective May 1, 2009, Julius Baer International Stock Portfolio changed its name to Artio International Stock Portfolio.
/(9)/ Previously, the Janus Growth Sub-Account. On April 28, 2003, the Janus
      Growth Portfolio that had been offered as an Eligible Fund through that date, merged with and into the Janus Aggressive Growth Portfolio. Information shown for the Janus Aggressive Growth Sub-Account is based on the May 1, 2001 inception date of the Janus Growth Sub-Account and reflects the unit value history of the Janus Growth Sub-Account through the date of the merger. Effective October 1, 2006, Janus Aggressive Growth Portfolio changed its name to Legg Mason Aggressive Growth Portfolio. Effective April 30, 2007, Legg Mason Aggressive Growth Portfolio changed its name to Legg Mason Partners Aggressive Growth Portfolio.
/(10)/Previously, the Janus Mid Cap Sub-Account. On April 30, 2004, the FI Mid
      Cap Opportunities Portfolio that had been offered as an Eligible Fund through that date, merged with and into the Janus Mid Cap Portfolio and immediately following the merger, the Janus Mid Cap Portfolio was renamed the FI Mid Cap Opportunities

    Portfolio. Information shown for the FI Mid Cap Opportunities Sub-Account (formerly the Janus Mid Cap Sub-Account) reflects the unit value history of the Janus Mid Cap Sub-Account through the date of the merger.
/(11)/Previously, the FI Mid Cap Opportunities Sub-Account. On April 30, 2004, the FI Mid Cap Opportunities Portfolio that had been offered as an Eligible Fund through that date, merged with and into the Janus Mid Cap Portfolio and immediately following the merger, the Janus Mid Cap Portfolio was renamed the FI Mid Cap Opportunities Portfolio. Information shown reflects the unit value history of the FI Mid Cap Opportunities Portfolio Sub-Account.
/(12)/Previously, the Met/Putnam Voyager Sub-Account. On April 29, 2005, the
      Met/Putnam Voyager Portfolio that had been offered as an Eligible Fund up through that date, merged with and into the Jennison Growth Portfolio. Information shown for the Jennison Growth Sub-Account (formerly the Met/Putnam Voyager Sub-Account) reflects the unit value history of the Met/Putnam Voyager Sub-Account through the date of the merger.
/(13)/Previously the MFS Investors Trust Sub-Account. On April 28, 2006, the
      MFS Investors Trust Portfolio that had been offered as an Eligible Fund up through that date, merged with and into the Legg Mason Value Equity Portfolio. Information shown for the Legg Mason Value Equity Sub-Account (formerly the MFS Investors Trust Sub-Account) reflects the unit value history of the MFS Investors Sub-Account Class A through the date of the merger.
/(14)/Previously, the BlackRock Large Cap Sub-Account. On or about April 30,
      2007, the BlackRock Large Cap Portfolio that had been offered as an Eligible Fund through that date, merged with and into the BlackRock Large Cap Core Portfolio. Information shown for the BlackRock Large Cap Core Sub-Account (formerly the BlackRock Investment Trust Sub-Account) reflects the accumulation unit value history of the BlackRock Large Cap Sub-Account through the date of the merger.
/(15)/Previously, the Fidelity VIP Overseas Sub-Account. On November 7, 2008, the MFS(R) Research International Portfolio--Class A was substituted for the Fidelity VIP Overseas Portfolio--Initial Class. Information shown for the MFS(R) Research International Sub-Account reflects the accumulation unit value history of the Fidelity VIP Overseas Sub-Account through the date of the substitution.
/(16)/Effective September 2, 2008, Cyclical Growth ETF Portfolio changed its name to SSgA Growth Portfolio.
/(17)/Effective September 2, 2008, Cyclical Growth and Income ETF Portfolio
     changed its name to SSgA Growth and Income Portfolio.
/(18)/Effective January 5, 2009, Franklin Templeton Small Cap Growth Portfolio
      changed its name to Loomis Sayles Small Cap Growth Portfolio. /(19)/Effective May 1, 2009, Harris Oakmark Focused Value Portfolio changed its name to Met/Artisan Mid Cap Value Portfolio.
/(20)/Effective May 1, 2009, Lehman Brothers(R) Aggregate Bond Index Portfolio
      changed its name to Barclays Capital Aggregate Bond Index Portfolio. /(21)/Previously, the FI Large Cap Sub-Account. Effective May 4, 2009, the FI
      Large Cap Portfolio that had been offered as an Eligible Fund through that date, merged with and into the BlackRock Legacy Large Cap Growth Portfolio. Information shown for the BlackRock Legacy Large Cap Growth Sub-Account (Class B) reflects the accumulation unit value history of the FI Large Cap Sub-Account through the date of the merger.
/(22)/Effective May 1, 2009 the Loomis Sayles Small Cap Portfolio changed its name to Loomis Sayles Small Cap Core Portfolio.
/(23)/Class A shares of MFS(R) Research International were substituted for the Fidelity VIP Overseas Portfolio Initial Class on November 7, 2008. Class A shares are not available for allocation of new purchase payments or transfer of Contract Value (excluding existing rebalancing or dollar cost averaging programs in existence as of April 28, 2008).

   Information on units and unit values is useful because they affect the calculation of Contract Values. The value of a Contract is determined by multiplying the number of Accumulation Units in each sub-account credited to the Contract by the Accumulation Unit Value of the sub-account. The Accumulation Unit Value of a sub-account depends in part on the net investment experience of the Eligible Fund in which it invests. See "Contract Value and Accumulation Unit Value" for more information.

                                  PREMIUM TAX

   Premium tax rates are subject to change. At present the Company pays premium taxes in the following jurisdictions at the rates shown.

                           CONTRACTS USED WITH TAX
       JURISDICTION       QUALIFIED RETIREMENT PLANS ALL OTHER CONTRACTS
       ------------       -------------------------- -------------------
       California........            0.50%*                 2.35%
       Florida/(1)/......            1.00%                  1.00%
       Maine.............              --                   2.00%
       Nevada............              --                   3.50%
       Puerto Rico.......            1.00%                  1.00%
       South Dakota/(2)/.              --                   1.25%
       West Virginia.....            1.00%                  1.00%
       Wyoming...........              --                   1.00%

--------
* Contracts sold to (S)408(a) IRA Trusts are taxed at 2.35%.

   See "Premium Tax Charges" in the prospectus for more information about how premium taxes affect the Contracts.

/(1)/Annuity premiums are exempt from taxation provided that the tax savings are passed back to the contract holders. Otherwise, they are taxable at 1.0%.
/(2)/Special rate applies for large case life and annuity policies. Rate is 8/100 of 1% for that portion of life insurance premiums exceeding $100,000 per policy annually and 8/100 of 1% for that portion of the annuity considerations received on a contract exceeding $500,000 annually. Special Rate on large case policies is not subject to retaliation. Special tax rate of 1.25% applies to life insurance policies with a face value of $7,000 or less.

                               TABLE OF CONTENTS
                                    OF THE
                      STATEMENT OF ADDITIONAL INFORMATION
                            FOR ZENITH ACCUMULATOR

                                                                    PAGE
                                                                    -----
      HISTORY......................................................  II-3
      INVESTMENT ADVICE............................................  II-3
      DISTRIBUTION OF THE CONTRACTS................................  II-6
      CALCULATION OF PERFORMANCE DATA..............................  II-7
      CALCULATION OF YIELDS........................................  II-8
      NET INVESTMENT FACTOR........................................  II-9
      ANNUITY PAYMENTS............................................. II-10
      HYPOTHETICAL ILLUSTRATIONS OF ANNUITY INCOME PAYOUTS......... II-11
      HISTORICAL ILLUSTRATIONS OF ANNUITY INCOME PAYOUTS........... II-12
      TAX STATUS OF THE CONTRACTS.................................. II-12
      INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM................ II-13
      LEGAL MATTERS................................................ II-13
      FINANCIAL STATEMENTS FOR THE NEW ENGLAND VARIABLE ACCOUNT....     1
      FINANCIAL STATEMENTS FOR METROPOLITAN LIFE INSURANCE COMPANY.    F1

   If you would like a copy of any of the following Statements of Additional Information, please check the appropriate box below and mail to:

   New England Securities Corporation
   501 Boylston Street
   Boston, Massachusetts 02116

       [_]Zenith Accumulator -- The New England Variable Account
       [_]Metropolitan Series Fund, Inc.
       [_]Met Investors Series Trust
       [_]American Funds Insurance Series
       [_]Variable Insurance Products Fund
       [_]My current address is:

                        ----------------   Name    ----
                        Contract Number

                        ----------------   Address ----
                           Signature
                                                   ----
                                                   Zip

                              ZENITH ACCUMULATOR

                     Individual Variable Annuity Contracts
                                   Issued By
                      Metropolitan Life Insurance Company
                                200 Park Avenue
                           New York, New York 10166

                              Designated Office:
                         Annuity Administrative Office
                                P.O. Box 14594
                           Des Moines, IA 50306-3594

                        SUPPLEMENT DATED APRIL 28, 2008
      TO THE PROSPECTUS DATED APRIL 30, 1999 (AS ANNUALLY SUPPLEMENTED).

   This supplement updates certain information in the prospectus dated April 30, 1999 (as annually supplemented), describing individual flexible and single purchase payment variable annuity contracts (the "Contracts") funded by The New England Variable Account (the "Variable Account"). You should read and retain this supplement. Certain additional information about the Contracts is contained in a Statement of Additional Information ("SAI") dated April 28, 2008, as it may be supplemented from time to time, which has been filed with the Securities and Exchange Commission ("SEC") and is incorporated herein by reference. A complete prospectus dated April 30, 1999, and any previous supplements, as well as the Statement of Additional Information, may be obtained free of charge by writing to New England Securities Corporation at 501 Boylston Street, Boston, Massachusetts 02116 or telephoning 1-800-777-5897.

   NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE CONTRACTS OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   THE SEC MAINTAINS A WEBSITE THAT CONTAINS THE SAI, MATERIAL INCORPORATED BY REFERENCE, AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SEC. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

   THE ELIGIBLE FUND PROSPECTUSES ARE ATTACHED. PLEASE READ THEM AND KEEP THEM FOR REFERENCE.

   WE DO NOT GUARANTEE HOW ANY OF THE SUB-ACCOUNTS OR ELIGIBLE FUNDS WILL PERFORM. THE CONTRACTS AND ELIGIBLE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

                                  HIGHLIGHTS

NON-NATURAL PERSONS AS OWNERS

   If the Owner of a non-qualified annuity Contract is not a natural person (e.g., a corporation, partnership or certain trusts) gains under the Contract are generally not eligible for tax deferral.

STATE VARIATIONS

   Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this supplement, because of state law variations. These differences include free look rights, age issuance limitations, transfer rights and limitations, the right to reject purchase payments and the right to assess transfer fees. This supplement updates certain material information in the prospectus. However, there is also a Contract and endorsements which are separate documents from this supplement. If you would like to review a copy of the Contract and endorsements, contact our Annuity Administrative Office.

CIVIL UNIONS

   Because the contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation, are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law.

                                 EXPENSE TABLE

   The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer cash value between Eligible Fund options. State premium taxes of 0% to 3.5% may also be deducted.

CONTRACT OWNER TRANSACTION EXPENSES

       Sales Charge Imposed on Purchase Payments.................................           None
       Contingent Deferred Sales Charge (as a percentage of Contract Value)       6.5% declining annually--
                                                                                        See Note (1)
       Transfer Fee(2)...........................................................            $10

--------
NOTES:
(1)The Contingent Deferred Sales Charge is a declining percentage of contract value withdrawn, as follows:

                   IF WITHDRAWN DURING CONTRACT YEAR  CHARGE
                   ---------------------------------  ------
                                   1.................  6.5%
                                   2.................  6.0%
                                   3.................  5.5%
                                   4.................  5.0%
                                   5.................  4.5%
                                   6.................  4.0%
                                   7.................  3.5%
                                   8.................  3.0%
                                   9.................  2.0%
                                  10.................  1.0%
                                  11.................    0%

(2)Currently, we do not charge this fee. We reserve the right to impose a charge of $10 on each transfer in excess of four per year.

   The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Eligible Fund fees and expenses.

ANNUAL CONTRACT FEE

                      Administration Contract Charge(1)..... $30

VARIABLE ACCOUNT ANNUAL EXPENSES
(as a percentage of average daily net assets in the sub-accounts)

                                                                       AMERICAN FUNDS
                                                                     BOND SUB-ACCOUNT,
                                                                       AMERICAN FUNDS
                                                                       GROWTH-INCOME
                                                                        SUB-ACCOUNT,
                                                                       AMERICAN FUNDS
                                                                    GROWTH SUB-ACCOUNT,
                                                                     AND AMERICAN FUNDS         ALL
                                                                        GLOBAL SMALL           OTHER
                                                                 CAPITALIZATION SUB-ACCOUNT SUB-ACCOUNTS
                                                                 -------------------------- ------------
       Mortality and Expense Risk Charge(2).....................           1.20%                .95%
                                                                           -----               -----
       Administration Asset Charge..............................            .40%                .40%
                                                                           =====               =====
              Total Variable Account Annual Expenses............           1.60%               1.35%
                                                                           -----               -----

--------
NOTE:
(1)The Administration Contract Charge is not imposed after annuitization.

(2)We are waiving .08% of the Mortality and Expense Risk Charge for the subaccount investing in the BlackRock Large Cap Core Portfolio.

   The next item shows the minimum and maximum total operating expenses charged by the Eligible Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Eligible Fund's fees and expenses is contained below and in the prospectus for each Eligible Fund.

RANGE OF ELIGIBLE FUND OPERATING EXPENSES
(as a percentage of average net assets)

                                                                                            MINIMUM MAXIMUM
                                                                                            ------- -------
TOTAL ANNUAL ELIGIBLE FUND OPERATING EXPENSES
(expenses that are deducted from Eligible Fund assets, including management fees,
  distribution (12b-1) fees, and other expenses)...........................................   .29%   1.27%

                                                                                            MINIMUM MAXIMUM
                                                                                            ------- -------
NET TOTAL ANNUAL ELIGIBLE FUND OPERATING EXPENSES(1)
(expenses that are deducted from Eligible Fund assets, including management fees, distribution (12b-1) fees, and other expenses after any applicable contractual waiver or
  reimbursement arrangement)...............................................................   .28%   1.27%

--------
NOTE:
(1)The range of Net Total Annual Eligible Fund Operating Expenses takes into account contractual arrangements for certain Eligible Funds that require the investment adviser to reimburse or waive Eligible Fund operating expenses until April 30, 2009, as described in more detail below.

   The following table shows the annual operating expenses for each Eligible Fund for the year ended December 31, 2007, before and after any applicable contractual expense subsidy or expense deferral arrangement:

ANNUAL ELIGIBLE FUND OPERATING EXPENSES (as a percentage of average net assets)(1)

                                              DISTRIBUTION                                   CONTRACTUAL
                                                 AND/OR               ACQUIRED      TOTAL    FEE WAIVER    NET TOTAL
                                                SERVICE              FUND FEES     ANNUAL      AND/OR        ANNUAL
                                   MANAGEMENT   (12B-1)     OTHER       AND       OPERATING    EXPENSE     OPERATING
UNDERLYING FUND                       FEE         FEES     EXPENSES EXPENSES/(2)/ EXPENSES  REIMBURSEMENT EXPENSES/(3)/
---------------                    ---------- ------------ -------- ------------  --------- ------------- ------------
AMERICAN FUNDS INSURANCE
  SERIES(R)/(4)/
American Funds Bond Fund..........    .40%        .25%       .01%        0%          .66%         0%           .66%
American Funds Global Small
  Capitalization Fund.............    .70%        .25%       .03%        0%          .98%         0%           .98%
American Funds Growth Fund........    .32%        .25%       .01%        0%          .58%         0%           .58%
American Funds Growth-Income
  Fund............................    .26%        .25%       .01%        0%          .52%         0%           .52%

FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS/(4)/
Equity-Income Portfolio...........    .46%          0%       .09%        0%          .55%         0%           .55%
Overseas Portfolio/(5)/...........    .71%          0%       .14%        0%          .85%         0%           .85%

MET INVESTORS SERIES TRUST/(4)/
BlackRock Large Cap Core
  Portfolio.......................    .58%        .25%       .06%        0%          .89%         0%           .89%
Clarion Global Real Estate
  Portfolio.......................    .61%        .25%       .04%        0%          .90%         0%           .90%
Harris Oakmark International
  Portfolio.......................    .77%        .15%       .08%        0%         1.00%         0%          1.00%
Janus Forty Portfolio.............    .65%        .25%       .06%        0%          .96%         0%           .96%
Lazard Mid Cap Portfolio..........    .69%        .25%       .06%        0%         1.00%         0%          1.00%
Legg Mason Partners Aggressive
  Growth Portfolio................    .62%        .25%       .05%        0%          .92%         0%           .92%
Legg Mason Value Equity
  Portfolio.......................    .63%          0%       .04%        0%          .67%         0%           .67%
Lord Abbett Bond Debenture
  Portfolio.......................    .49%        .25%       .04%        0%          .78%         0%           .78%
Met/AIM Small Cap Growth
  Portfolio.......................    .86%        .25%       .06%        0%         1.17%         0%          1.17%
MFS(R) Research International
  Portfolio.......................    .70%        .25%       .09%        0%         1.04%         0%          1.04%
Oppenheimer Capital Appreciation
  Portfolio.......................    .58%        .25%       .06%        0%          .89%         0%           .89%
PIMCO Inflation Protected Bond
  Portfolio.......................    .50%        .25%       .05%        0%          .80%         0%           .80%
PIMCO Total Return Portfolio/(6)/.    .48%        .25%       .04%        0%          .77%         0%           .77%
RCM Technology Portfolio..........    .88%        .25%       .14%        0%         1.27%         0%          1.27%
T. Rowe Price Mid Cap Growth
  Portfolio.......................    .75%        .25%       .05%        0%         1.05%         0%          1.05%

                                                  DISTRIBUTION                                   CONTRACTUAL
                                                     AND/OR               ACQUIRED      TOTAL    FEE WAIVER    NET TOTAL
                                                    SERVICE              FUND FEES     ANNUAL      AND/OR        ANNUAL
                                       MANAGEMENT   (12B-1)     OTHER       AND       OPERATING    EXPENSE     OPERATING
UNDERLYING FUND                           FEE         FEES     EXPENSES EXPENSES/(2)/ EXPENSES  REIMBURSEMENT EXPENSES/(3)/
---------------                        ---------- ------------ -------- ------------  --------- ------------- ------------
METROPOLITAN SERIES FUND, INC./(4)/
BlackRock Aggressive Growth
  Portfolio...........................    .71%        .25%       .05%         0%        1.01%          0%         1.01%
BlackRock Bond Income
  Portfolio/(7)/......................    .38%          0%       .06%         0%         .44%        .01%          .43%
BlackRock Diversified Portfolio.......    .44%        .25%       .06%         0%         .75%          0%          .75%
BlackRock Large Cap Value
  Portfolio...........................    .68%        .15%       .06%         0%         .89%          0%          .89%
BlackRock Legacy Large Cap
  Growth Portfolio....................    .73%          0%       .06%         0%         .79%          0%          .79%
BlackRock Money Market
  Portfolio/(8)/......................    .33%          0%       .07%         0%         .40%        .01%          .39%
BlackRock Strategic Value
  Portfolio...........................    .82%          0%       .06%         0%         .88%          0%          .88%
Davis Venture Value Portfolio.........    .69%          0%       .04%         0%         .73%          0%          .73%
FI Large Cap Portfolio................    .77%        .25%       .07%         0%        1.09%          0%         1.09%
FI Mid Cap Opportunities
  Portfolio...........................    .68%        .25%       .05%         0%         .98%          0%          .98%
FI Value Leaders Portfolio............    .64%          0%       .07%         0%         .71%          0%          .71%
Franklin Templeton Small Cap
  Growth Portfolio....................    .90%        .25%       .11%         0%        1.26%          0%         1.26%
Harris Oakmark Focused Value
  Portfolio...........................    .72%          0%       .04%         0%         .76%          0%          .76%
Jennison Growth Portfolio.............    .63%          0%       .04%         0%         .67%          0%          .67%
Julius Baer International Stock
  Portfolio/(9)/......................    .84%          0%       .12%         0%         .96%        .04%          .92%
Lehman Brothers(R) Aggregate Bond
  Index Portfolio/(10)/...............    .25%        .25%       .05%         0%         .55%        .01%          .54%
Loomis Sayles Small Cap
  Portfolio/(11)/.....................    .90%          0%       .05%         0%         .95%        .05%          .90%
MetLife Mid Cap Stock Index
  Portfolio /(17)/....................    .25%        .25%       .07%       .01%         .58%        .01%          .57%
MetLife Stock Index Portfolio --
  Class A/(12)(17)/...................    .25%          0%       .04%         0%         .29%        .01%          .28%
MetLife Stock Index Portfolio --
  Class B/(13)(17)/...................    .25%        .25%       .04%         0%         .54%        .01%          .53%
MFS(R) Total Return Portfolio --
  Class A/(14)/.......................    .53%          0%       .05%         0%         .58%          0%          .58%
MFS(R) Total Return Portfolio --
  Class E/(14)/.......................    .53%        .15%       .05%         0%         .73%          0%          .73%
MFS(R) Value Portfolio/(15)/..........    .72%        .15%       .05%         0%         .92%        .07%          .85%
Morgan Stanley EAFE(R) Index
  Portfolio/(16)/.....................    .30%        .25%       .12%       .01%         .68%        .01%          .67%
Neuberger Berman Mid Cap Value
  Portfolio...........................    .64%        .25%       .05%         0%         .94%          0%          .94%
Oppenheimer Global Equity
  Portfolio...........................    .51%        .25%       .10%         0%         .86%          0%          .86%
Russell 2000(R) Index Portfolio/(17)/.    .25%        .25%       .07%       .01%         .58%        .01%          .57%

                                                DISTRIBUTION                                   CONTRACTUAL
                                                   AND/OR               ACQUIRED      TOTAL    FEE WAIVER    NET TOTAL
                                                  SERVICE              FUND FEES     ANNUAL      AND/OR        ANNUAL
                                     MANAGEMENT   (12B-1)     OTHER       AND       OPERATING    EXPENSE     OPERATING
UNDERLYING FUND                         FEE         FEES     EXPENSES EXPENSES/(2)/ EXPENSES  REIMBURSEMENT EXPENSES/(3)/
---------------                      ---------- ------------ -------- ------------  --------- ------------- ------------
T. Rowe Price Large Cap Growth
  Portfolio.........................    .60%        .25%       .07%         0%         .92%          0%          .92%
T. Rowe Price Small Cap Growth
  Portfolio.........................    .51%        .25%       .08%         0%         .84%          0%          .84%
Western Asset Management
  Strategic Bond Opportunities
  Portfolio.........................    .61%          0%       .05%         0%         .66%          0%          .66%
Western Asset Management U.S.
  Government Portfolio..............    .49%          0%       .05%         0%         .54%          0%          .54%
Zenith Equity Portfolio/(18)/.......      0%          0%       .01%       .70%         .71%          0%          .71%

METROPOLITAN FUND-ASSET
  ALLOCATION PORTFOLIOS/(4)/
MetLife Conservative Allocation
  Portfolio/(19)(20)/...............    .10%        .25%       .05%       .59%         .99%        .05%          .94%
MetLife Conservative to Moderate
  Allocation Portfolio/(19)(20)/....    .10%        .25%       .01%       .64%        1.00%        .01%          .99%
MetLife Moderate Allocation
  Portfolio/(19)(20)/...............    .08%        .25%       .01%       .67%        1.01%          0%         1.01%
MetLife Moderate to Aggressive
  Allocation Portfolio/(19)(20)/....    .08%        .25%       .01%       .70%        1.04%          0%         1.04%
MetLife Aggressive Allocation
  Portfolio/(19)(20)/...............    .10%        .25%       .04%       .73%        1.12%        .04%         1.08%

MET INVESTORS SERIES TRUST-ETF
  PORTFOLIOS/(4)/
Cyclical Growth and Income ETF
  Portfolio/(21)/...................    .45%        .25%       .09%       .23%        1.02%          0%         1.02%
Cyclical Growth ETF Portfolio/(21)/.    .45%        .25%       .08%       .24%        1.02%          0%         1.02%

--------
/(1)/The Eligible Fund expenses used to prepare this table were provided to us by the Eligible Funds. We have not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2007. Current or future expenses may be greater or less than those shown.
/(2)/Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
/(3)/Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus Supplement; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
/(4)/Our Affiliate, Metlife Advisers, LLC ("MetLife Advisers") is the investment manager for the Portfolios of the Metropolitan Fund, including the Metropolitan Fund Asset Allocation Portfolios. Our Affiliate, Met Investors Advisory LLC ("Met Investors Advisory") is the manager of the Portfolios of the Met Investors Series Trust. Capital Research and Management Company is the investment adviser of the American Funds Insurance Series. Fidelity Management & Research Company is the investment adviser to the Portfolios of the Variable Insurance Products Fund.
/(5)/Effective April 28, 2008, the Fidelity VIP Overseas Portfolio is no longer available for allocations of new purchase payments or transfer of Contract Value (excluding existing rebalancing and dollar cost averaging programs in existence at the time of closing).
/(6)/The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the preceding fiscal year.

/(7)/MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to 0.325% for the amounts over $1 billion but less than $2 billion.
/(8)/MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million.
/(9)/MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.81% for the first $500 million of the Portfolio's average daily net assets and 0.78% for the next $500 million.
/(10)/MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to 0.244%.
/(11)/MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to 0.05%.
/(12)/For Contracts issued prior to May 1, 1995, the MetLife Stock Index
      Portfolio Class A is available. Class A shares of MetLife Stock Index Portfolio were substituted for the Westpeak Stock Index Series on April 27, 2001.
/(13)/For Contracts issued on and after May 1, 1995, the MetLife Stock Index
      Portfolio Class B is available during the accumulation phase and the MetLife Stock Portfolio Class A is available during the annuity phase.
/(14)/For Contracts issued prior to May 1, 1995, the MFS Total Return Portfolio
      Class A is available. For Contracts issued on and after May 1, 1995, the MFS Total Return Portfolio Class E is available during the accumulation phase and the MFS Total Return Portfolio Class A is available during the annuity phase.
/(15)/MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% for the first $1.25 billion of the Portfolio's average daily net assets, 0.60% for the next $250 million and 0.50% for amounts over $1.5 billion.
/(16)/MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to 0.293%.
/(17)/MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to 0.243%.
/(18)/This Portfolio is a "fund of funds" that invests substantially all of its assets in other portfolios of the Metropolitan Fund the FI Value Leaders Portfolio, the Jennison Growth Portfolio and the Capital Guardian U.S. Equity Portfolio. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee.
/(19)/This Portfolio is a "fund of funds" that invests substantially all of its assets in other portfolios of the Metropolitan Fund and the Met Investors Series Trust. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee.
/(20)/MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 29, 2009, to waive fees or pay all expenses (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) so as to limit the net operating expenses of the Portfolio (other than acquired fund fees and expenses, brokerages costs, taxes, interest and any extraordinary expenses to 0.35%.
/(21)/The Portfolio primarily invests its assets in other investment companies known as exchange-traded funds ("underlying ETFs"). As an investor in an underlying ETF or other investment company, the Portfolio will bear its pro rata portion of the operating expenses of the underlying ETF or other investment company, including the management fee.

EXAMPLE

   The Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, Variable Account annual expenses, and Eligible Fund fees and expenses.(1)

   The Example assumes that you invest $10,000 in a Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the (a) maximum and (b) minimum fees and expenses of any of the Eligible Funds (before reimbursement and/or waiver). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

    (1)If you surrender your Contract or annuitize under a non-life contingency option (with applicable contingent deferred sales charges deducted) at the end of the applicable time period:

                                             1 YEAR 3 YEARS 5 YEARS 10 YEARS
                                             ------ ------- ------- --------
    (a).....................................  $873  $1,372  $1,888   $3,150
    (b).....................................  $779  $1,086  $1,407   $2,149

    (2)If you do NOT surrender your Contract or if you annuitize under a variable life contingency option (no contingent deferred sales charges would be deducted(2)):

                                             1 YEAR 3 YEARS 5 YEARS 10 YEARS
                                             ------ ------- ------- --------
    (a).....................................  $275   $844   $1,437   $3,038
    (b).....................................  $175   $542   $  933   $2,025

   PLEASE REMEMBER THAT THE EXAMPLES ARE SIMPLY ILLUSTRATIONS AND DO NOT REFLECT PAST OR FUTURE EXPENSES. Your actual expenses may be higher or lower than those reflected in the examples depending on the features you choose. Similarly your rate of return may be more or less than the 5% assumed in the examples.
--------
NOTES:
(1)The examples do not reflect transfer fees or premium taxes (which may range up to 3.5%, depending on the jurisdiction). In these examples, the average Administration Contract Charge of 0.073% has been used. (See Note (1) to the first table on p. A-3.)

(2)The same would apply if you elect to annuitize under a fixed life contingency option unless your Contract has been in effect less than five years, in which case the expenses shown in the first three columns of the first example would apply. (See "Contingent Deferred Sales Charge".)

--------------------------------------------------------------------------------
Condensed financial information containing the Accumulation Unit Value history appears at the end of this prospectus (p. A-33).

                                  THE COMPANY

   The Company is a life insurance company and wholly-owned subsidiary of MetLife, Inc., a publicly traded company, whose principal office is at One Madison Avenue, New York, N.Y. 10010. The Company was organized in 1868 under the laws of the State of New York and has engaged in the life insurance business under its present name since 1868. It operates as a life insurance company in all 50 states, the District of Columbia, Puerto Rico and all provinces of Canada. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and group customers.

   New England Life Insurance Company ('NELICO"), a subsidiary of the Company, provides administrative services for the Contracts and the Variable Account pursuant to an administrative services agreement with the Company. These administrative services include maintenance of Contract Owner records and accounting, valuation, regulatory and reporting services. NELICO is located at 501 Boylston Street, Boston, Massachusetts 02116. The Company's Designated Office for receipt of Purchase Payments, loan repayments, requests and elections, and communications regarding death of the Annuitant, as further described below, is Annuity Administrative Office, P.O. Box 14594 Des Moines, IA 50306-3594.

                      INVESTMENTS OF THE VARIABLE ACCOUNT

   Purchase payments applied to the Variable Account will be invested in one or more of the Eligible Funds listed below, at net asset value without deduction of any sales charge, in accordance with the selection you make in your application. You may change your selection of Eligible Funds for future purchase payments at any time without charge. (See "Requests and Elections.") You also may transfer previously invested amounts among the Eligible Funds, subject to certain conditions. (See "Transfer Privilege.") Your Contract Value may be distributed among no more than 10 accounts (including the Fixed Account) at any time. The Company reserves the right to add or remove Eligible Funds from time to time as investments for the Variable Account. See "Substitution of Investments."

   The investment objectives and policies of certain Eligible Funds are similar to the investment objectives and policies of other funds that may be managed by the same sub-adviser. The investment results of the Eligible Funds, however, may be higher or lower than the results of such other funds. There can be no assurance, and no representation is made, that the investment results of any of the Eligible Funds will be comparable to the investment results of any other fund, even if the other fund has the same sub-adviser.

   You will find complete information about the Eligible Funds, including the risks associated with each, in the accompanying prospectuses. They should be read along with this prospectus.

AMERICAN FUNDS BOND FUND

   The American Funds Bond Fund's investment objective is to maximize current income and preserve capital by investing primarily in fixed-income securities.

AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION FUND

   The American Funds Global Small Capitalization Fund's investment objective is capital appreciation through stocks.

AMERICAN FUNDS GROWTH FUND

   The American Funds Growth Fund's investment objective is capital appreciation through stocks.

AMERICAN FUNDS GROWTH-INCOME FUND

   The American Funds Growth-Income Fund's Investment objective is both capital appreciation and income.

FIDELITY(R) VIP EQUITY-INCOME PORTFOLIO

   The VIP Equity-Income Portfolio's investment objective is reasonable income. The fund will also consider the potential for capital appreciation. The fund's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500/SM/ Index (S&P 500(R)).

FIDELITY(R) VIP OVERSEAS PORTFOLIO

   The VIP Overseas Portfolio's investment objective is long-term growth of capital.

   Effective April 28, 2008, the Fidelity VIP Overseas Portfolio is no longer available for allocations of new purchase payments or transfer of Contract Value (excluding existing rebalancing and dollar cost averaging programs in existence at the time of closing).

   We intend to substitute the MFS(R) Research International Portfolio (Class
A) of the Met Investors Series Trust for the Fidelity(R) VIP Overseas Portfolio (Initial Class) once we receive necessary approvals. We anticipate these substitutions will occur on or about November 10, 2008. Please see the notice under "Additional Information Regarding Underlying Funds."

BLACKROCK AGGRESSIVE GROWTH PORTFOLIO

   The BlackRock Aggressive Growth Portfolio's investment objective is maximum capital appreciation.

BLACKROCK BOND INCOME PORTFOLIO

   The BlackRock Bond Income Portfolio's investment objective is a competitive total return primarily from investing in fixed-income securities.

BLACKROCK DIVERSIFIED PORTFOLIO

   The BlackRock Diversified Portfolio's investment objective is high total return while attempting to limit investment risk and preserve capital.

BLACKROCK LARGE CAP CORE PORTFOLIO

   The BlackRock Large Cap Core Portfolio's investment objective is long-term capital growth.

BLACKROCK LARGE CAP VALUE PORTFOLIO

   The BlackRock Large Cap Value Portfolio's investment objective is long-term growth of capital.

BLACKROCK LEGACY LARGE CAP GROWTH PORTFOLIO

   The BlackRock Legacy Large Cap Growth Portfolio's investment objective is long-term growth of capital.

BLACKROCK MONEY MARKET PORTFOLIO

   The BlackRock Money Market Portfolio's investment objective is a high level of current income consistent with preservation of capital. An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the BlackRock Money Market Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the BlackRock Money Market Portfolio.

   During extended periods of low interest rates, the yields of the subaccount investing in the BlackRock Money Market Portfolio may become extremely low and possibly negative.

BLACKROCK STRATEGIC VALUE PORTFOLIO

   The BlackRock Strategic Value Portfolio's investment objective is high total return, consisting principally of capital appreciation.

CLARION GLOBAL REAL ESTATE PORTFOLIO (FORMERLY NEUBERGER BERMAN REAL ESTATE PORTFOLIO)

   The Clarion Global Real Estate Portfolio's investment objective is total return through investment in real estate securities, emphasizing both capital appreciation and current income.

DAVIS VENTURE VALUE PORTFOLIO

   The Davis Venture Value Portfolio's investment objective is growth of capital.

FI LARGE CAP PORTFOLIO

   The FI Large Cap Portfolio's investment objective is long-term growth of capital.

FI MID CAP OPPORTUNITIES PORTFOLIO

   The FI Mid Cap Opportunities Portfolio's investment objective is long-term growth of capital.

FI VALUE LEADERS PORTFOLIO

   The FI Value Leaders Portfolio's investment objective is long-term growth of capital.

FRANKLIN TEMPLETON SMALL CAP GROWTH PORTFOLIO

   The Franklin Templeton Small Cap Growth Portfolio's investment objective is long-term capital growth.

HARRIS OAKMARK FOCUSED VALUE PORTFOLIO

   The Harris Oakmark Focused Value Portfolio's investment objective is long-term capital appreciation.

HARRIS OAKMARK INTERNATIONAL PORTFOLIO

   The Harris Oakmark International Portfolio's investment objective is long-term capital appreciation.

JANUS FORTY PORTFOLIO

   The Janus Forty Portfolio's investment objective is capital appreciation.

JENNISON GROWTH PORTFOLIO

   The Jennison Growth Portfolio's investment objective is long-term growth of capital.

JULIUS BAER INTERNATIONAL STOCK PORTFOLIO (FORMERLY FI INTERNATIONAL STOCK PORTFOLIO)

   The Julius Baer International Stock Portfolio's investment objective is long-term growth of capital.

LAZARD MID CAP PORTFOLIO

   The Lazard Mid Cap Portfolio's investment objective is long-term growth of capital.

LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO

   The Legg Mason Partners Aggressive Growth Portfolio's investment objective is capital appreciation.

LEGG MASON VALUE EQUITY PORTFOLIO

   The Legg Mason Value Equity Portfolio's investment objective is long-term growth of capital.

LEHMAN BROTHERS(R) AGGREGATE BOND INDEX PORTFOLIO

   The Lehman Brothers(R) Aggregate Bond Index Portfolio's investment objective is to equal the performance of the Lehman Brothers(R) Aggregate Bond Index.

LOOMIS SAYLES SMALL CAP PORTFOLIO

   The Loomis Sayles Small Cap Portfolio's investment objective is long-term capital growth from investments in common stocks or other equity securities.

LORD ABBETT BOND DEBENTURE PORTFOLIO

   The Lord Abbett Bond Debenture Portfolio's investment objective is high current income and the opportunity for capital appreciation to produce a high total return.

MFS(R) RESEARCH INTERNATIONAL PORTFOLIO

   The MFS(R) Research International Portfolio's investment objective is capital appreciation.

MFS(R) TOTAL RETURN PORTFOLIO

   The MFS(R) Total Return Portfolio's investment objective is a favorable total return through investment in a diversified portfolio.

   FOR CONTRACTS ISSUED PRIOR TO MAY 1, 1995, THE MFS TOTAL RETURN PORTFOLIO CLASS A IS AVAILABLE. FOR CONTRACTS ISSUED ON AND AFTER MAY 1, 1995, THE MFS TOTAL RETURN PORTFOLIO CLASS E IS AVAILABLE DURING THE ACCUMULATION PHASE AND THE MFS TOTAL RETURN PORTFOLIO CLASS A IS AVAILABLE DURING THE ANNUITY PHASE. SEE THE EXPENSE TABLE--METROPOLITAN SERIES FUND, INC. (P. A-5) FOR EXPENSE DIFFERENCES FOR THESE CLASSES.

MFS(R) VALUE PORTFOLIO (FORMERLY HARRIS OAKMARK LARGE CAP VALUE PORTFOLIO)

   The MFS(R) Value Portfolio's investment objective is capital appreciation and reasonable income.

MET/AIM SMALL CAP GROWTH PORTFOLIO

   The Met/AIM Small Cap Growth Portfolio's investment objective is long-term growth of capital.

METLIFE MID CAP STOCK INDEX PORTFOLIO

   The MetLife Mid Cap Stock Index Portfolio's investment objective is to equal the performance of the Standard & Poor's MidCap 400 Composite Stock Price Index ("S&P MidCap 400 Index").

METLIFE STOCK INDEX PORTFOLIO

   The MetLife Stock Index Portfolio's investment objective is to equal the performance of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index").

   FOR CONTRACTS ISSUED PRIOR TO MAY 1, 1995, THE METLIFE STOCK INDEX PORTFOLIO CLASS A IS AVAILABLE. FOR CONTRACTS ISSUED ON AND AFTER MAY 1, 1995, THE METLIFE STOCK INDEX PORTFOLIO CLASS B IS AVAILABLE DURING THE ACCUMULATION PHASE AND THE METLIFE STOCK INDEX PORTFOLIO CLASS A IS AVAILABLE DURING THE ANNUITY PHASE. SEE THE EXPENSE TABLE--METROPOLITAN SERIES FUND, INC. (P. A-5) FOR EXPENSE DIFFERENCES FOR THESE CLASSES.

MORGAN STANLEY EAFE(R) INDEX PORTFOLIO

   The Morgan Stanley EAFE(R) Index Portfolio's investment objective is to equal the performance of the MSCI EAFE(R) Index ("Morgan Stanley Capital International Europe Australasia Far East Index").

NEUBERGER BERMAN MID CAP VALUE PORTFOLIO

   The Neuberger Berman Mid Cap Value Portfolio's investment objective is capital growth.

OPPENHEIMER GLOBAL EQUITY PORTFOLIO

   The Oppenheimer Global Equity Portfolio's investment objective is capital appreciation.

OPPENHEIMER CAPITAL APPRECIATION PORTFOLIO

   The Oppenheimer Capital Appreciation Portfolio's investment objective is capital appreciation.

PIMCO INFLATION PROTECTED BOND PORTFOLIO

   The PIMCO Inflation Protected Bond Portfolio's investment objective is maximum real return, consistent with preservation of capital and prudent investment management.

PIMCO TOTAL RETURN PORTFOLIO

   The PIMCO Total Return Portfolio's investment objective is maximum total return, consistent with the preservation of capital and prudent investment management.

RCM TECHNOLOGY PORTFOLIO

   The RCM Technology Portfolio's investment objective is capital appreciation, no consideration is given to income.

RUSSELL 2000(R) INDEX PORTFOLIO

   The Russell 2000(R) Index Portfolio's investment objective is to equal the return of the Russell 2000(R) Index.

T. ROWE PRICE LARGE CAP GROWTH PORTFOLIO

   The T. Rowe Price Large Cap Growth Portfolio's investment objective is long-term growth of capital and, secondarily, dividend income.

T. ROWE PRICE MID CAP GROWTH PORTFOLIO

   The T. Rowe Price Mid Cap Growth Portfolio's investment objective is long-term growth of capital.

T. ROWE PRICE SMALL CAP GROWTH PORTFOLIO

   The T. Rowe Price Small Cap Growth Portfolio's investment objective is long-term capital growth.

WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES PORTFOLIO

   The Western Asset Management Strategic Bond Opportunities Portfolio's investment objective is to maximize total return consistent with preservation of capital.

WESTERN ASSET MANAGEMENT U.S. GOVERNMENT PORTFOLIO

   The Western Asset Management U.S. Government Portfolio's investment objective is to maximize total return consistent with preservation of capital and maintenance of liquidity.

ZENITH EQUITY PORTFOLIO

   The Zenith Equity Portfolio's investment objective is long-term capital appreciation.

                          ASSET ALLOCATION PORTFOLIOS

METLIFE CONSERVATIVE ALLOCATION PORTFOLIO

   The MetLife Conservative Allocation Portfolio's investment objective is a high level of current income, with growth of capital as a secondary objective.

METLIFE CONSERVATIVE TO MODERATE ALLOCATION PORTFOLIO

   The MetLife Conservative to Moderate Allocation Portfolio's investment objective is a high total return in the form of income and growth of capital, with a greater emphasis on income.

METLIFE MODERATE ALLOCATION PORTFOLIO

   The MetLife Moderate Allocation Portfolio's investment objective is a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.

METLIFE MODERATE TO AGGRESSIVE ALLOCATION PORTFOLIO

   The MetLife Moderate to Aggressive Allocation Portfolio's investment objective is growth of capital.

METLIFE AGGRESSIVE ALLOCATION PORTFOLIO

   The MetLife Aggressive Allocation Portfolio's investment objective is growth of capital.

                       EXCHANGE TRADED FUNDS PORTFOLIOS

CYCLICAL GROWTH AND INCOME ETF PORTFOLIO

   The Cyclical Growth and Income ETF Portfolio's investment objective is growth of capital and income.

CYCLICAL GROWTH ETF PORTFOLIO

   The Cyclical Growth ETF Portfolio's investment objective is growth of capital.

INVESTMENT ADVICE

   MetLife Advisers, an affiliate of the Company, serves as Investment Adviser for each Portfolio of the Metropolitan Fund. The chart below shows the Subadviser of each Portfolio. MetLife Advisers oversees and recommends the hiring or replacement of its Subadvisers and is ultimately responsible for the investment performance of these Eligible Funds. Each Subadviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940.

Portfolio                                Subadviser
---------                                ----------
BlackRock Aggressive Growth              BlackRock Advisors, LLC
BlackRock Bond Income                    BlackRock Advisors, LLC
BlackRock Diversified                    BlackRock Advisors, LLC
BlackRock Large Cap Value                BlackRock Advisors, LLC
BlackRock Legacy Large Cap Growth        BlackRock Advisors, LLC
BlackRock Money Market                   BlackRock Advisors, LLC
BlackRock Strategic Value                BlackRock Advisors, LLC
Davis Venture Value                      Davis Selected Advisers, L.P./(1)/
Julius Baer International Stock          Julius Baer Investment Management LLC/(2)/
FI Large Cap                             Pyramis Global Advisors, LLC/(3)/
FI Mid Cap Opportunities                 Pyramis Global Advisors, LLC/(3)/
FI Value Leaders                         Pyramis Global Advisors, LLC/(3)/
Franklin Templeton Small Cap Growth      Franklin Advisers, Inc.
Harris Oakmark Focused Value             Harris Associates L.P.
Jennison Growth                          Jennison Associates LLC
Lehman Brothers(R) Aggregate Bond Index  MetLife Investment Advisors Company, LLC
Loomis Sayles Small Cap                  Loomis, Sayles & Company, L.P.

Portfolio                                              Subadviser
---------                                              ----------
MFS(R) Total Return                                    Massachusetts Financial Services Company
MFS(R) Value/(4)/                                      Massachusetts Financial Services Company/(4)/
MetLife Mid Cap Stock Index                            MetLife Investment Advisors Company, LLC
MetLife Stock Index                                    MetLife Investment Advisors Company, LLC
Morgan Stanley EAFE(R) Index                           MetLife Investment Advisors Company, LLC
Neuberger Berman Mid Cap Value                         Neuberger Berman Management, Inc.
Oppenheimer Global Equity                              OppenheimerFunds, Inc.
Russell 2000(R) Index                                  MetLife Investment Advisors Company, LLC
T. Rowe Price Large Cap Growth                         T. Rowe Price Associates, Inc.
T. Rowe Price Small Cap Growth                         T. Rowe Price Associates, Inc.
Western Asset Management Strategic Bond Opportunities  Western Asset Management Company
Western Asset Management U.S. Government               Western Asset Management Company
Zenith Equity/(4)/                                     N/A/(5)/
MetLife Aggressive Allocation/(5)/                     N/A/(6)/
MetLife Conservative Allocation/(5)/                   N/A/(6)/
MetLife Conservative to Moderate Allocation/(5)/       N/A/(6)/
MetLife Moderate Allocation/(5)/                       N/A/(6)/
MetLife Moderate to Aggressive Allocation/(5)/         N/A/(6)/

--------
/(1)/Davis Selected Advisers, L.P. may delegate any of its responsibilities to Davis Selected Advisers--NY. Inc., a wholly-owned subsidiary.

/(2)/Effective January 7, 2008, the FI International Stock Portfolio changed its name to Julius Baer International Stock Portfolio and Julius Bear Investment Management LLC replaced Fidelity Management & Research Company as subadviser.

/(3)/Effective April 28, 2008, Pyramis Global Advisors, LLC replaced Fidelity
    Management & Research Company as subadviser.

/(4)/Effective January 7, 2008, the Harris Oakmark Large Cap Value Portfolio changed its name to MFS(R) Value Portfolio and Massachusetts Financial Services Company replaced Harris Associates L.P. as subadviser.

/(5)/The Zenith Equity Portfolio is a "fund of funds" that invests equally in three other Portfolios of the Metropolitan Fund: the FI Value Leaders Portfolio, the Jennison Growth Portfolio and the Capital Guardian U.S. Equity Portfolio (together, the "Underlying Portfolios"). The Zenith Equity Portfolio has its own operating expenses and bears its pro rata portion of the operating expenses of the Underlying Portfolios including the management fee. Contract Owners may be able to realize lower aggregate expenses by investing directly in the Underlying Portfolios instead of investing in the Zenith Equity Portfolio.

/(6)/Metropolitan Fund Asset Allocation Portfolios: The MetLife Conservative
    Allocation Portfolio, the MetLife Conservative to Moderate Allocation Portfolio, the MetLife Moderate Allocation Portfolio, the MetLife Moderate to Aggressive Allocation Portfolio, and the MetLife Aggressive Allocation Portfolio (collectively, the "Asset Allocation Portfolios") are "fund of funds" that invest in Class A shares of a diversified group of other underlying portfolios (Eligible Funds) of the Metropolitan Fund and Met Investors Series Trust. Although there is no subadviser, there is an Asset Allocation Committee of investment professionals at MetLife Advisers that are responsible for the management of the Allocation Portfolios. Each underlying portfolio has its own subadviser.

   For more information regarding the Investment Adviser and the Subadviser of the Metropolitan Fund Portfolios, see the Statement of Additional Information for the Contracts, and also see the Metropolitan Fund prospectus attached at the end of this prospectus and its Statement of Additional Information.

   Met Investors Advisory LLC is an affiliate of the Company and is the Manager (I.E. investment adviser) for the Met Investors Series Trust Portfolios. Each of the Met Investor Series Trust Portfolios also has an Adviser (I.E. subadviser).

 Portfolio                        Adviser (Subadviser)
 ---------                        --------------------
 BlackRock Large Cap Core         BlackRock Advisors, LLC
 Clarion Global Real Estate/(1)/  ING Clarion Real Estate Services, L.P./(1)/
 Harris Oakmark International     Harris Associates L.P.
 Janus Forty Portfolio            Janus Capital Management LLC

Portfolio                              Adviser (Subadviser)
---------                              --------------------
Lazard Mid Cap                         Lazard Asset Management LLC
Legg Mason Partners Aggressive Growth  ClearBridge Advisors, LLC/(3)/
Legg Mason Value Equity                Legg Mason Capital Management, Inc.
Lord Abbett Bond Debenture             Lord, Abbett & Co. LLC
MFS(R) Research International          Massachusetts Financial Services Company
Met/AIM Small Cap Growth               Invesco Aim Capital Management, Inc./(2)/
Oppenheimer Capital Appreciation       OppenheimerFunds, Inc.
PIMCO Inflation Protected Bond         Pacific Investment Management Company LLC
PIMCO Total Return                     Pacific Investment Management Company LLC
RCM Technology                         RCM Capital Management LLC
T. Rowe Price Mid Cap Growth           T. Rowe Price Associates, Inc.
Cyclical Growth and Income ETF         Gallatin Asset Management, Inc.
Cyclical Growth ETF                    Gallatin Asset Management, Inc.

--------
/(1)/Effective April 28, 2008, Neuberger Berman Real Estate Portfolio changed its name to Clarion Global Real Estate Portfolio and ING Clarion Real Estate Services, L.P. replaced Neuberger Berman Management Inc. as subadviser.
/(2)/Effective March 31, 2008, Aim Capital Management, Inc. changed its name to
     Invesco Aim Capital Management, Inc.

   For more information regarding the Manager or Adviser of the Met Investors Series Trust Portfolios, see the Statement of Additional Information for the Contracts, and also see the Met Investors Series Trust prospectus attached at the end of this prospectus and its Statement of Additional Information.

   Capital Research and Management Company is the Investment Adviser for the American Funds Insurance Series Funds.

   For more information about the Investment Adviser, see the American Funds Insurance Series prospectus attached at the end of this prospectus and its Statement of Additional Information.

   Fidelity Management & Research Company is the investment manager for the portfolios of the Variable Insurance Products Fund.

   For more information about the investment manager see the Variable Insurance Products fund prospectus attached at the end of this prospectus and its Statement of Additional Information which may be obtained free of charge by writing to Fidelity Distributors Corporation, 82 Devonshire Street, Boston, Massachusetts, 02109 or telephoning 1-800-356-5015.

   You can also get information about the Metropolitan Fund, Met Investors Series Trust, American Funds Insurance Series or the Variable Insurance Products Fund (including a copy of the Statement of Additional Information) by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE ELIGIBLE FUNDS

   An investment adviser (other than our affiliates MetLife Advisers, LLC; and Met Investors Advisory LLC) or subadviser of an Eligible Fund, or its affiliates, may make payments to us and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing and support services with respect to Eligible Funds and, in the Company's role as an intermediary, with respect to the Eligible Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Eligible Fund assets. Contract Owners, through their indirect investment in the Eligible Funds, bear the costs of these advisory fees (see the Eligible Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Eligible Funds attributable to the Contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50%. Additionally, an investment adviser or subadviser of an Eligible Fund or its affiliates may provide us with wholesaling services that assist in the distribution of the

Contracts and may pay us and/or certain of our affiliate's amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

   We and/or certain of our affiliated insurance companies have joint ownership interests in affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies". Our ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Eligible Funds. We will benefit accordingly from assets allocated to the Eligible Funds to the extent they result in profits to the advisers. (See "FEE TABLE -- Annual Eligible Fund Operating Expenses" for information on the management fees paid by the Eligible Funds and the Statement of Additional Information for the Eligible Funds for information on the management fees paid by the advisers to the subadvisers.) Certain Eligible Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An Eligible Fund's 12b-1 Plan, if any, is described in more detail in the Eligible Fund's prospectus. (See "FEE TABLE -- Annual Eligible Fund Operating Expenses" and "DISTRIBUTION OF THE CONTRACTS.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. Payments under an Eligible Fund's 12b-1 Plan decrease the Eligible Fund's investment return.

   We select the Eligible Funds offered through this Contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment Firm. Another factor we consider during the selection process is whether the Eligible Fund's adviser or subadviser is one of our affiliates or whether the Eligible Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. We review the Eligible Funds periodically and may remove an Eligible Fund or limit its availability to new purchase payments and/or transfers of Contract Value if we determine that the Eligible Fund no longer meets one or more of the selection criteria, and/or if the Eligible Fund has not attracted significant allocations from Contract Owners. In some cases, we have included Eligible Funds based on recommendations made by selling firms. These selling firms may receive payments from the Eligible Funds they recommend and may benefit accordingly from the allocation of Contract Value to such Eligible Funds.

   We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series. (See "DISTRIBUTION OF THE CONTRACTS.")

   WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR ELIGIBLE FUND. YOU BEAR THE RISK OF ANY DECLINE IN THE CONTRACT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE ELIGIBLE FUNDS YOU HAVE CHOSEN.

SHARE CLASSES OF THE ELIGIBLE FUNDS

   The Eligible Funds offer various classes of shares, each of which has a different level of expenses. Attached prospectuses for the Eligible Funds may provide information for share classes that are not available through the Contract. When you consult the attached prospectus for any Eligible Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Contract. The following classes of shares are available under the Contract:

    . For the Metropolitan Fund we offer Class A shares of the BlackRock Bond Income, BlackRock Legacy Large Cap Growth, BlackRock Money Market, BlackRock Strategic Value, Davis Venture Value, Julius Baer International Stock, FI Value Leaders, Harris Oakmark Focused Value, Jennison Growth, Loomis Sayles Small Cap, MFS(R) Total Return (for Contracts issued before May 1, 1995 and Contracts in the annuity phase issued on and after May 1, 1995), MetLife Stock Index (for Contracts issued before May 1, 1995 and Contracts in the annuity phase issued on and after May 1, 1995), Western Asset Management

       Strategic Bond Opportunities, Western Asset Management U.S. Government and Zenith Equity Portfolios; Class B shares of the BlackRock Aggressive Growth, BlackRock Diversified, FI Large Cap Portfolio, FI Mid Cap Opportunities, Franklin Templeton Small Cap Growth, Lehman Brothers(R) Aggregate Bond Index, MetLife Mid Cap Stock Index, MetLife Stock Index (for Contracts issued after May 1, 1995 in the accumulation phase), Morgan Stanley EAFE(R) Index, Neuberger Berman Mid Cap Value, Oppenheimer Global Equity, Russell 2000(R) Index, T. Rowe Price Large Cap Growth, T. Rowe Price Small Cap Growth, MetLife Conservative Allocation, MetLife Conservative to Moderate Allocation, MetLife Moderate Allocation, MetLife Moderate to Aggressive Allocation and MetLife Aggressive Allocation Portfolios; and Class E shares of the MFS(R) Value, BlackRock Large Cap Value and MFS Total Return (for Contracts issued on or after May 1, 1995 in the accumulation phase) Portfolios.

    . For the Met Investors Series Trust, we offer Class B shares for all Portfolios except the Harris Oakmark International Portfolio, which is Class E and the Legg Mason Value Equity, which is Class A.

    .  For the American Funds Insurance Series, we offer Class 2 shares only.

    . For Fidelity(R) Variable Insurance Products, we offer Initial Class only. Effective April 28, 2008, the Fidelity VIP Overseas Portfolio is no longer available for allocations of new purchase payments or transfer of Contract Value (excluding existing rebalancing and dollar cost averaging programs in existence at the time of closing).

   Additionally, shares of the Eligible Funds may be offered to insurance company separate accounts of both variable annuity and variable life insurance contracts and to Qualified Plans. Due to differences in tax treatment and other considerations, the interests of various contractowners participating in, and the interests of Qualified Plans investing in the Eligible Funds may conflict. The Eligible Funds will monitor events in order to identify the existence of any material irreconcilable conflicts and determine what action, if any, should be taken in response to any such conflict.

TRANSFER PRIVILEGE

--GENERAL

   The Company currently allows an unlimited number of free transfers per Contract Year prior to annuitization. The Company reserves the right to impose a charge of $10 on each transfer in excess of four per year and to limit the number of transfers. After variable annuity payments have commenced, we reserve the right to restrict your transfers to one per Contract year. Currently, we do not impose this limit. The Fixed Account is not available under variable payment options. All transfers are subject to the requirement that the amount of Contract Value transferred be at least $25 (or, if less, the amount of Contract Value held in the sub-account from which the transfer is made) and that, after the transfer is effected, Contract Value be allocated among not more than ten accounts, including the Fixed Account. Transfers will be accomplished at the relative net asset values per share of the particular Eligible Funds next determined after the request is received by the Company's Designated Office. See "Requests and Elections" for information regarding transfers made by written request, by telephone or by fax.

   We reserve the right to restrict transfers out of the Fixed Account with respect to timing, frequency and amount. Currently, we are not imposing these limits but we may reimpose them at any time.

--MARKET TIMING

   Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Eligible Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Eligible Fund and the reflection of that change in the Eligible Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Eligible Funds and may disrupt portfolio management strategy, requiring an Eligible Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Eligible Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

   We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Eligible Funds (i.e., American Funds Global Small Capitalization Fund, BlackRock Strategic Value Portfolio, Clarion Global Real Estate Portfolio, Julius Baer International Stock Portfolio, Franklin-Templeton Small Cap Growth Portfolio, Harris Oakmark International Portfolio, Loomis Sayles Small Cap Portfolio, Lord Abbett Bond Debenture Portfolio, MFS(R) Research International Portfolio, Met/AIM Small Cap Growth Portfolio, Morgan Stanley EAFE(R) Index Portfolio, Oppenheimer Global Equity Portfolio, Russell 2000(R) Index Portfolio, T. Rowe Price Small Cap Growth Portfolio, VIP Overseas Portfolio, and Western Asset Management Strategic Bond Opportunities Portfolio), and we monitor transfer activity in those Eligible Funds (the "Monitored Portfolios"). In addition, as described below, we are required to treat all American Funds Insurance Series portfolios ("American Funds portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap and high yield Eligible Funds, in a 12-month period there were, (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current Contract Value; and (3) two or more "round-trips" involving any Monitored Portfolio in the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria.

   We do not believe that other Eligible Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Eligible Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Eligible Funds, we rely on the underlying Eligible Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

   AMERICAN FUNDS MONITORING POLICY. As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the Contract, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; each additional violation will result in the imposition of a six-month restriction, during which period we will require all transfer requests to or from an American Funds portfolio to be submitted with an original signature. Further, as Monitored Portfolios, all American Funds portfolios also will be subject to our current market timing and excessive trading policies, procedures and restrictions (described below), and transfer restrictions may be imposed upon a violation of either monitoring policy.

   Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Contract Owners or other persons who have an interest in the Contracts, we require all future transfer requests to or from any Monitored Portfolios or other identified Eligible Funds under that Contract to be submitted either (i) in writing with an original signature or (ii) by telephone prior to 10:00 a.m.

   Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

   The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Eligible Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Contract Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Contract Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Eligible Funds and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

   The Eligible Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Eligible Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Eligible Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Eligible Funds, we have entered into a written agreement, as required by SEC regulation, with each Eligible Fund or its principal underwriter that obligates us to provide to the Eligible Fund promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the Eligible Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Eligible Fund.

   In addition, Contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Eligible Funds generally are "omnibus" orders from intermediaries, such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Eligible Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Eligible Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Eligible Funds. If an Eligible Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Eligible Fund may reject the entire omnibus order.

   In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Eligible Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Eligible Fund prospectuses for more details.

PURCHASE PAYMENTS

    . If you send your purchase payments or transaction requests to an address other than the one we have designated for receipt of such purchase payments or requests, we may return the purchase payment to you, or there may be a delay in applying the purchase payment or transaction to your Contract.

SUSPENSION OF PAYMENTS

   We will normally pay withdrawal or loan proceeds within seven days after receipt of a request at our Annuity Administrative Office, but we may delay payment, by law, under certain circumstances. We reserve the right to suspend or postpone the payment of any amounts due under the Contract or transfers of Contract Values between subaccounts and the Fixed Account when permitted under applicable federal laws, rules and regulations. Current Federal law permits such suspension or postponement if; (a) the New York Stock Exchange is closed (other than for customary weekend and holiday closings); (b) trading on the Exchange is restricted; (c) an emergency exists, as determined by the Securities and Exchange Commission, so that it is not practicable to dispose of securities held in the Variable Account or to determine the value of its assets, or; (d) the Securities and Exchange Commission by order so permits for the protection of securities holders.

   Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your account. If these laws apply in a particular situation, we would not be allowed to process any requests for withdrawals, surrenders, loan, or death benefits, make transfers, annuitize or continue making payments under your death benefit option until instructions are received from the appropriate regulators. We also may be required to provide additional information about you or your Contract to government regulators.

   We may also withhold payment of surrender or loan proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (I.E., that could still be dishonored by your banking institution). We may use telephone, fax, internet or other means of communication to verify that payment from the Contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

CONTINGENT DEFERRED SALES CHARGE

   A Contingent Deferred Sales Charge will be imposed in the event of certain partial and full surrenders (including surrenders pursuant to a request to divide the assets of the Contract due to divorce) and applications of proceeds to certain payment options prior to the Maturity Date.

REQUESTS AND ELECTIONS

   We will treat your request for a Contract transaction, or your submission of a purchase payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Annuity Administrative Office before the close of regular trading on the New York Stock Exchange on that day. If we receive it after that time, or if the New York Stock Exchange is not open that day, then we will treat it as received on the next day when the New York Stock Exchange is open. Our designated Annuity Administrative Office is New England Life Insurance Company, c/o Annuity Administrative Office, P.O. Box 14594, Des Moines, IA 50306-3594.

   Subject to our restrictions on "market timing", requests for sub-account transfers, address changes or reallocation of future purchase payments may be made:

    . By telephone (1-800-435-4117), between the hours of 9:00 a.m. and 4:00 p.m. Eastern Time

    .  Through your Registered Representative

    . In writing to New England Life Insurance Company, c/o Annuity Administrative Office, P.O. Box 14594 Des Moines, IA 50306-3594; or

    .  By fax (515) 457-4301

    . For transfers or reallocation of future purchase payments, by Internet at http://www.nef.com.

   If we have not received your request by 4:00 p.m. Eastern Time, even if due to our delay (such as any delay in answering your telephone call), we will treat your request as having been received on the following business day.

   All other requests must be in written form, satisfactory to us. We may allow for a withdrawal, transfer, or reallocation over the telephone or by fax, which may be subject to certain limitations. We may stop offering telephone or fax transactions at any time in our sole discretion.

   We will use reasonable procedures such as requiring certain identifying information, tape recording the telephone instructions, and providing written confirmation of the transaction, in order to confirm that instructions communicated by telephone, Internet or fax are genuine. However, because telephone transactions may be available to anyone who provides certain information about you and your Contract, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you. Any telephone, Internet or fax instructions reasonably believed by us to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this policy, you will bear the risk of loss. If we do not employ reasonable procedures to confirm that instructions communicated by telephone, Internet or fax are genuine, we may be liable for any losses due to unauthorized or fraudulent transactions.

   All other requests and elections under your Contract must be in writing signed by the proper party, must include any necessary documentation and must be received at our Annuity Administrative Office to be effective. If acceptable to us, requests or elections relating to Beneficiaries and ownership will take effect as of the date signed unless we have already acted in reliance on the prior status. We are not responsible for the validity of any written request or election.

   Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience technical difficulties or problems, you should make your request in writing to the Company's Annuity Administrative Office as described above.

   A recording of daily unit values is available by calling 1-800-333-2501.

                               ANNUITY PAYMENTS

   By the time the Annuitant reaches age 95 (age 90 or ten years after issue of your Contract in New York State), and if you do not either elect to extend the maturity date on the Contract, select a pay-out option or withdraw your entire Contract Value, and your Contract was not issued under certain retirement plans, we will automatically issue you a life annuity with a 10 year guarantee.

   During the Annuity Period, the following sub-accounts are currently not available: MFS Total Return (Class E), BlackRock Diversified, T. Rowe Price Large Cap Growth, BlackRock Aggressive Growth, T. Rowe Price Small Cap Growth, Oppenheimer Global Equity, Clarion Global Real Estate, Oppenheimer Capital appreciation, FI Large Cap, MetLife Conservative Allocation, MetLife Conservative to Moderate Allocation, MetLife Moderate Allocation, MetLife Moderate to Aggressive Allocation, MetLife Aggressive Allocation, Cyclical Growth & Income ETF, Cyclical Growth ETF, American Funds Bond and PIMCO Inflation Protected Bond Sub-accounts. For information regarding the impact of Sub-account transfers on the level of annuity payments, see the Statement of Additional Information.

                RETIREMENT PLANS OFFERING FEDERAL TAX BENEFITS

   The Federal tax laws provide for a variety of retirement plans offering tax benefits. These plans, which may be funded through the purchase of the individual variable annuity contracts offered in this prospectus, include:

      1. Plans qualified under Section 401(a), 401(k), or 403(a) ("Qualified Plans") of the Internal Revenue Code (the "Code"). (At this time, the Contracts are only available on a limited basis to plans qualified under
   Section 401(k). Contracts are not being offered to 401(k) plans unless such plans already own Contracts on participants.);

      2. Annuity purchase plans adopted by public school systems and certain tax-exempt organizations pursuant to Section 403(b) of the Code ("TSA Plans") which are funded solely by salary reduction contributions and which are not otherwise subject to ERISA. (The Contracts are no longer being offered through TSA Plans that are subject to ERISA.);

      3. Individual retirement accounts adopted by or on behalf of individuals pursuant to Section 408(a) of the Code and individual retirement annuities purchased pursuant to Section 408(b) of the Code (both of which may be referred to as "IRAs"), including simplified employee pension plans, which are specialized IRAs that meet the requirements of Section 408(k) of the Code ("SEPs" and "SARSEPs"). SARSEPs are only allowed if owned prior to January 1, 1997;

      4. Roth Individual Retirement Accounts under Section 408A of the Code ("Roth IRAs"). (In some states Roth IRAs are available under this Contract only if you have an existing IRA.)

      5. Eligible deferred compensation plans (within the meaning of Section 457 of the Code) for employees of state and local governments and tax-exempt organizations ("Section 457 Plans"); and

      6. Governmental plans (within the meaning of Section 414(d) of the Code) for governmental employees, including Federal employees ("Governmental Plans").

   An investor should consult a qualified tax or other advisor as to the suitability of a Contract as a funding vehicle for retirement plans qualifying for tax benefited treatment, as to the rules underlying such plans and as to the state and Federal tax aspects of such plans. At this time, the Contracts are not being offered to plans qualified under Section 401(k) of the Code unless such plans already own Contracts on participants, and are no longer being offered through TSA Plans that are subject to ERISA. The Company will not provide all the administrative support appropriate for 401(k) plans or TSA Plans subject to ERISA. Accordingly, the Contract should NOT be purchased for use with such plans.

   For any tax qualified account (E.G. 401(k) plan or IRA), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring an annuity contract within a qualified plan.

   A summary of the Federal tax laws regarding contributions to, and distributions from, the above tax benefited retirement plans may be found below under the heading "Federal Income Tax Considerations--Taxation of Qualified Contracts." It should be understood that should a tax benefited retirement plan lose its qualification for tax-exempt status, employees will lose some of the tax benefits described herein.

   In the case of certain TSA Plans under Section 403(b)(1) of the Code, IRAs purchased under Section 408(b) of the Code and Roth IRAs under Section 408A of the Code, the individual variable annuity contracts offered in this prospectus comprise the retirement "plan" itself. These Contracts will be endorsed, if necessary, to comply with Federal and state legislation governing such plans, and such endorsements may alter certain Contract provisions described in this prospectus. Refer to the Contracts and any endorsements for more complete information.

   Because the underlying tax-favored retirement plan itself provides tax deferral, whether or not a variable annuity is purchased, you should consider whether the features and benefits unique to variable annuities are appropriate for your needs when purchasing a Qualified Contract.

                       FEDERAL INCOME TAX CONSIDERATIONS

   The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax advisor. No attempt is made to consider any applicable state tax or other tax laws, or to address any federal estate, or state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract.

   When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money--generally for retirement purposes. Under current federal income tax law, the taxable portion of distributions from variable annuity contracts is taxed at ordinary income tax rates and does not qualify for the reduced tax rate applicable to long-term capital gains and dividends. If you invest in a variable annuity as part of an individual retirement plan, pension plan or employer-sponsored retirement program, your contract is called a QUALIFIED Contract. If your annuity is independent of any formal retirement or pension plan, it is termed a NON-QUALIFIED Contract. The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan.

   Under current federal income tax law, the taxable portion of distributions under qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and qualifying dividends.

   OWNER CONTROL. In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets. Although published guidance in this area does not address certain aspects of the Contracts, we believe that the Owner of a Contract should not be treated as the owner of the separate account assets. We reserve the right to modify the Contracts to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Contracts from being treated as the owners of the underlying separate account assets.

TAXATION OF NON-QUALIFIED CONTRACTS

   NON-NATURAL PERSON. If a non-natural person (e.g., a corporation or a trust) owns a Non-Qualified Contract, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the Contract (generally, the premiums or other consideration paid for the Contract) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

   The following discussion generally applies to Contracts owned by natural persons.

   WITHDRAWALS. When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the account value immediately before the distribution over the Owner's investment in the Contract (generally, the premiums or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the Owner's investment in the Contract.

   It is conceivable that the charges for certain benefits such as the guaranteed death benefit could be considered to be taxable each year as deemed distributions from the Contract to pay for non-annuity benefits. We currently treat these charges as an intrinsic part of the annuity contract and do not tax report these as taxable income. However, it is possible that this may change in the future if we determine that this is required by the IRS. If so, the charge could also be subject to a 10% penalty tax if the taxpayer is under age 59 1/2.

   In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total account balance or accrued benefit under the retirement plan. The "investment in the contract" generally equals the amount of any non-deductible Purchase Payments paid by or on behalf of any individual. In many cases, the "investment in the contract" under a Qualified Contract can be zero.

   PENALTY TAX ON CERTAIN WITHDRAWALS. In the case of a distribution (or a deemed distribution) from a Non-Qualified Contract, there may be imposed a federal tax penalty (in addition to ordinary income tax) equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

    .  made on or after the taxpayer reaches age 59 1/2;

    .  made on or after the death of an Owner;

    .  attributable to the taxpayer's becoming disabled;

    . made as part of a series of substantially equal periodic payment (at least annually) for the life (or life expectancy) of the taxpayer or the joint lives (or life expectancies) of the taxpayer and his or her designated beneficiary; or

    . under certain single premium immediate annuities providing for substantially equal payments made at least annually and where the annuity date is no later than one year from the date of purchase.

   Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult a tax adviser with regard to exceptions from the penalty tax.

   ANNUITY PAYMENTS. Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of any annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income. Once the investment in the Contract has been recovered through the use of the excludable amount, the entire amount of all future payments are includable in taxable income.

   Once income payments commence, you may not be able to transfer withdrawals to another non-qualified annuity contract in a tax-free Section 1035 exchange.

   In general, the amount of each payment under a variable annuity payment option that can be excluded from Federal income tax is the remaining after-tax cost in the amount annuitized at the time such payments commence, divided by the number of expected payments, subject to certain adjustments. No deduction is permitted for any excess of such excludable amount for a year over the annuity payments actually received in that year. However, you may elect to increase the excludable amount attributable to future years by a ratable portion of such excess. Consult your tax advisor as to how to make such election and also as to how to treat the loss due to any unrecovered investment in the contract when the income stream is terminated.

   The federal income tax treatment of an annuity payment option that contains a commutation feature (i.e., an annuity payment option that permits the withdrawal of a commuted value) is uncertain. Specifically, it is possible that
(a) all payments made under the annuity payment option will be taxed as withdrawals, on an income-first basis, rather than as annuity payments, a portion of which would be excludable from income as a return of investment in the contract, or (b) the ability to fully recover the investment in the contract over the annuity payment period may be limited due to the reduction or elimination of future annuity payments that would have each had an excludable amount.

   Additionally, it is uncertain whether the exercise of a commutation feature under a joint and survivor variable life annuity payment option constitutes an exchange into a deferred annuity, thus requiring payout of any remaining interest in the deferred annuity within five years of an owner's death (or the primary annuitant's death where the owner is not a natural person) or over the designated beneficiary's life (or over a period no longer than the beneficiary's remaining life expectancy) with such payments beginning within 12 months of the date of death if an owner dies during the certain period for such payout option. Accordingly, we reserve the right to restrict the availability of the commutation feature or to require the value of all remaining income payments be paid to the designated beneficiary or to the surviving joint annuitant, as the case may be, in a lump sum after proof of an owner's death (or of a primary annuitant's death, where the owner is not a natural person) during the certain period to comply with these tax law requirements.

   Caution: We will treat the application of less than your entire Contract Value under a Non-Qualified Contract to a pay-out option (receiving annuity income payments) as a taxable withdrawal for Federal income tax purposes and also as subject to the 10% penalty tax (if you are under age 591/2) in addition to ordinary income tax. We will then treat the amount of the withdrawal as the purchase price of an income annuity and tax report the annuity income payments received under the rules for variable income annuities. Consult your tax advisor prior to partially annuitizing your contract. At the present time the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is used to convert to income payments. Consult your tax attorney prior to partially annuitizing your Contract.

   Annuity income payments and amount received on the exercise of a withdrawal or partial withdrawal from an annuity option under your non-qualified contract may not be transferred in a tax-free exchange into another annuity contract. In accordance with our procedures, such amounts will instead be taxable under the rules for annuity income payments or withdrawals, whichever is applicable.

   Additionally, if you are under age 591/2 at the time annuity income payments commence and intend the annuity income payments to constitute an exception to the 10% penalty tax, any attempt to make a tax-free transfer or rollover (whether for non-qualified or qualified annuities) prior to the later of (a) age 591/2, or (b) five years after annuity income payments commence, will generally invalidate the exception and subject you to additional penalties and interest.

   The IRS has not furnished explicit guidance as to how the excludable amount is to be determined each year under variable income annuities that permit transfers between investment sub-accounts after the annuity starting date. Consult your own tax advisor.

   TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Contract because of your death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a payout option, they are taxed in the same way as annuity payments. See the Statement of Additional Information as well as "Payment on Death Prior to Annuitization" in the prospectus for a general discussion on the federal income tax rules applicable to how death benefits must be distributed.

   TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT. Where otherwise permitted under the terms of the Contract, a transfer or assignment of ownership of a Contract, the designation or change of an annuitant, the selection of certain maturity dates, or the exchange of a Contract may result in certain adverse tax consequences to you that are not discussed herein. An owner contemplating any such transfer, assignment, exchange, or event should consult a tax advisor as to the tax consequences.

   WITHHOLDING. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

   MULTIPLE CONTRACTS. The tax law provides deferred annuities issued after October 21, 1988 by the same insurance company or an affiliate in the same calendar year to the same owner are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect. Please consult your own tax advisor.

   FURTHER INFORMATION. We believe that the Contracts will qualify as annuity contracts for Federal income tax purposes and the above discussion is based on that assumption. Further details may be found in the Statement of Additional Information under the heading "Tax Status of the Contracts."

TAXATION OF QUALIFIED CONTRACTS

   The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Contract comply with the law.

   INDIVIDUAL RETIREMENT ACCOUNTS (IRA's), as defined in Section 408 of the Internal Revenue Code (Code), permit individuals to make annual contributions of up to the lesser of the applicable dollar amount for the year (for 2008, $5,000 plus, for Owners age 50 or older, $1,000) or the amount of compensation includible in the individual's gross income for the year. The contributions may be deductible in whole or in part, depending on the individual's income. If contributions are being made under a SEP or SARSEP plan of your employer, additional amounts may be contributed as permitted by the Code and the terms of the employer's plan. Distributions from certain retirement plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than non-deductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 591/2, unless an exception applies. The Contract may provide death benefits that could exceed the greater of premiums paid or the Contract Value. The final required minimum distribution income tax regulations generally treat such benefit as part of the annuity contract and not as life insurance and require the value of such benefit to be included in the participant's interest that is subject to the required minimum distribution rules.

   THE IRS HAS APPROVED THE FORM OF THE TRADITIONAL IRA ENDORSEMENT AND SIMPLE IRA ENDORSEMENT FOR USE WITH THE CONTRACT AND CERTAIN RIDERS, INCLUDING RIDERS PROVIDING FOR DEATH BENEFITS IN EXCESS OF PREMIUMS PAID. PLEASE BE AWARE THAT THE IRA OR SIMPLE IRA CONTRACT ISSUED TO YOU MAY DIFFER FROM THE FORM OF THE TRADITIONAL IRA OR SIMPLE IRA APPROVED BY THE IRS BECAUSE OF SEVERAL FACTORS SUCH AS DIFFERENT RIDERS AND STATE INSURANCE REQUIREMENTS. ADDITIONALLY, SUCH APPROVAL AS TO THE FORM OF THE CONTRACT BY THE IRS DOES NOT CONSTITUTE ANY APPROVAL OR ENDORSEMENT AS TO THE INVESTMENT PROGRAM THEREUNDER.

   SIMPLE IRA'S permit certain small employers to establish SIMPLE plans as provided by Section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a percentage of compensation up to $10,500 for 2008. The sponsoring employer is generally required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRA's are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59-1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the plan.

   ROTH IRAS, as described in Code section 408A, permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax, and other special rules apply. The Owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59-1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

   CORPORATE PENSION AND PROFIT-SHARING PLANS under Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant or both may result if the Contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the Contract.

   TAX SHELTERED ANNUITIES under section 403(b) of the Code allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (social security) tax. Distributions of
(1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the close of the last year beginning before January 1, 1989, are not allowed prior to age 59-1/2, severance from employment, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.

   Recently, the IRS announced new regulations affecting 403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these programs to retain a tax deferred status under 403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under 403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed AFTER September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made AFTER September 24, 2007, to a contract that was funded by a 90-24 transfer ON OR BEFORE September 24, 2007, MAY subject the contract to this new employer requirement.

   In consideration of these regulations, we have determined to only make available the Contract for purchase (including transfers) where your employer currently permits salary reduction contributions to be made to the Contract.

   If your Contract was issued previously as a result of a 90-24 transfer completed on or before September 24, 2007, and you have never made salary reduction contributions into your Contract, we urge you to consult with your tax advisor prior to making additional purchase payments.

   HURRICANE RELIEF. Your plan may provide for "qualified hurricane distributions" pursuant to the Katrina Emergency Tax Relief Act of 2005 and the Gulf Opportunity Zone Act of 2005. Subject to an aggregate limit of $100,000 among all eligible retirement plans, a participant's qualified hurricane distributions are not subject to the 10% early withdrawal penalty that might otherwise apply to a qualified annuity under section 72(t).

   To the extent a participant "repays" a qualified hurricane distribution by contributing within three years of the distribution date to an eligible retirement plan that accepts rollover contributions, it will generally be treated as a timely direct trustee-to-trustee transfer and will not be subject to income tax. To the extent a participant does not repay a qualified hurricane distribution within three years, he or she will include the distribution in gross income ratably over the three-tax year period, beginning with the tax year in which the distribution is received, unless the participant elects to opt out of three-year averaging by including the qualified hurricane distribution in gross income for the year it is received. Consult your independent tax advisor to determine if hurricane relief is available to your particular situation.

   LOANS. Your plan may provide for increased limits and delayed repayment of participant loans, where otherwise permitted by your plan, pursuant to the Katrina Emergency Tax Relief Act of 2005 and the Gulf Opportunity Zone Act of 2005. An eligible retirement plan other than an IRA may allow a plan loan to delay loan repayment by certain individuals impacted by Hurricanes Katrina, Rita and Wilma, whose principal places of abode on certain dates were located in statutorily defined disaster areas and who sustained an economic loss due to the hurricane. Generally, if the due date for any repayment with respect to such loan occurs during a period beginning on September 23, 2005 (for purposes of Hurricane Katrina) or October 23, 2005 (for purposes of Hurricanes Rita and Wilma) and ending on December 31, 2006, then such due date may be delayed for one year. Note: For purposes of these loan rules, an individual cannot be a qualified individual with respect to more than one hurricane. Consult your independent tax advisor to determine if hurricane relief is available to your particular situation.

   SECTION 457(B) PLAN. An eligible section 457 plan, while not actually providing for a qualified plan as that term is normally used, provides for certain eligible deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The Contract can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. Under a non-governmental plan, all such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer which must be a tax-exempt entity under Section 501(c) of the Code. In general, all amounts received under a non-governmental Section 457(b) plan are taxable and are subject to federal income tax withholding as wages.

   LOANS. IF YOUR QUALIFIED PLAN OR TSA PLAN CONTRACT PERMITS LOANS, THE AMOUNT OF SUCH LOANS, THE REPAYMENT TERMS AND THE TREATMENT OF DEFAULTS ARE SUBJECT TO LIMITATIONS AND RULES UNDER SECTION 72(P) OF THE CODE AND THE REGULATIONS THEREUNDER. THE TERMS OF YOUR LOAN WILL BE GOVERNED BY YOUR LOAN AGREEMENT AND THE REQUIREMENTS OF THE TAX LAW (AND ERISA, WHERE APPLICABLE). FAILURE TO SATISFY THESE REQUIREMENTS WILL RESULT IN ADVERSE TAX CONSEQUENCES. CONSULT YOUR TAX ADVISER PRIOR TO APPLYING FOR A LOAN.

   OTHER TAX ISSUES. Qualified Contracts (including Contracts under Section 457(b) plans) have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax adviser for more information about these distribution rules. Failure to meet such rules generally results in the imposition of a 50% excise tax on the amount which should have been, but was not, distributed.

   Under final income tax regulations regarding minimum distribution requirements, in general, the value of all benefits under a deferred annuity (including death benefits in excess of Contract Value, as well as all living benefits) must be added to the Contract Value in computing the amount required to be distributed over the applicable period.

   The final required minimum distribution regulations permit income payments to increase due to "actuarial gain" which includes the investment performance of the underlying assets, as well as changes in actuarial factors and assumptions under certain conditions. Additionally, withdrawals may also be permitted under certain conditions. The new rules are not entirely clear, and you should consult with your own tax advisor to determine whether your variable income annuity will satisfy these rules for your own situation.

   Distributions from Qualified Contracts generally are subject to withholding for the Owner's Federal income tax liability. The withholding rate varies according to the type of distribution and the Owner's tax status. The Owner will be provided the opportunity to elect not to have tax withheld from distributions.

   "Taxable eligible rollover distributions" from section 401(a), 403(a), 403(b) and governmental Section 457(b) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee (or employee's spouse or former spouse as beneficiary or alternate payee) from such a plan, except certain distributions such as distributions required by the Code, distributions in a specified annuity form, or hardship distributions. The 20% withholding does not apply, however, if the employee chooses a "direct rollover" from the plan to a tax-qualified plan, IRA or tax sheltered annuity or to a governmental 457 plan that agrees to separately account for rollover contributions. Effective March 28, 2005, certain mandatory distributions made to participants in an amount in excess of $1,000 must be rolled over to an IRA designated by the Plan, unless the participant elects to receive it in cash or roll it over to a different IRA or eligible retirement plan of his or her own choosing. General transitional rules apply as to when plans have to be amended. Special effective date rules apply for governmental plans and church plans.

   TAX CREDITS AND DEDUCTIONS. We may be entitled to certain tax benefits related to the assets of the Variable Account. These tax benefits, which may include foreign tax credits and corporate dividend received deductions, are not passed back to the Variable Account or to Contract Owners since the Company is the owner of the assets from which the tax benefits are derived.

   COMMUTATION FEATURES UNDER ANNUITY PAYMENT OPTIONS. Please be advised that the tax consequences resulting from the election of an annuity payment option containing a commutation feature are uncertain and the IRS may determine that the taxable amount of the annuity payments and withdrawals received for any year COULD BE GREATER THAN OR LESS THAN THE TAXABLE AMOUNT REPORTED BY THE COMPANY. The exercise of the commutation feature also may result in adverse tax consequences including:

    . The imposition of a 10% penalty tax on the taxable amount of the commuted value, if the taxpayer has not attained age 59 1/2 at the time the withdrawal is made. This 10% penalty tax is in addition to the ordinary income tax on the taxable amount of the commuted value.

    . The retroactive imposition of the 10% penalty tax on annuity payments received prior to the taxpayer attaining age 59 1/2.

    . The possibility that the exercise of the commutation feature could adversely affect the amount excluded from Federal income tax under any annuity payments made after such commutation.

   See also the discussion of commutation features under "Annuity Payments." A payee should consult with his or her own tax advisor prior to electing to annuitize the contract and prior to exercising any commutation feature under an annuity payment option.

   FEDERAL ESTATE TAXES. While no attempt is being made to discuss the Federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

   GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the contract owner. Regulations issued under the Code may require us to deduct the tax from your contract, or from any applicable payment, and pay it directly to the IRS.

   ANNUITY PURCHASES BY RESIDENTS OF PUERTO RICO. In Rev. Rul. 2004-75, 2004-31 I.R.B. 109, the Internal Revenue Service recently announced that income received by residents of Puerto Rico under life insurance or annuity contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States Federal income tax.

   ANNUITY PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. The discussion above provides general information regarding U.S. Federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes they may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state, and foreign taxation with respect to an annuity contract purchase.

POSSIBLE TAX LAW CHANGES

   Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.

   We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity Contract Owners currently receive. We make no guarantee regarding the tax status of any Contract and do not intend the above discussion as tax advice.

                                 VOTING RIGHTS

   We are the legal owner of the Eligible Fund shares held in the Variable Account and have the right to vote those shares at meetings of the Eligible Fund shareholders. However, to the extent required by Federal securities law, we will give you, as Contract Owner, the right to instruct us how to vote the shares that are attributable to your Contract.

   Prior to annuitization, we determine the number of votes on which you have a right to instruct us, on the basis of your percentage interest in a sub-account and the total number of votes attributable to the sub-account. After annuitization, the number of votes attributable to your Contract is determined on the basis of the reserve for your future annuity payments and the total number of votes attributable to the sub-account. After annuitization the votes attributable to your Contract decrease as reserves underlying your Contract decrease.

   We will determine, as of the record date, if you are entitled to give voting instructions and the number of shares as to which you have a right of instruction. If we do not receive timely instructions from you, we will vote your shares for, against, or withheld from voting on any proposition in the same proportion as the shares held in that sub-account for all policies or contracts for which we have received voting instructions.

   We will vote for Eligible Fund shares held in our general investment account (or any unregistered separate account for which voting privileges are not given) in the same proportion as the aggregate of (i) the shares for which we received voting instructions and (ii) the shares that we vote in proportion to such voting instructions.

   The effect of this proportional voting is that a small number of Contract Owners may control the outcome of a vote.

   New England Securities Corporation, the Distributor, is a member of the Financial Industry Regulatory Authority (FINRA). The Financial Industry Regulatory Authority (FINRA) maintains a Public Disclosure Program for investors. An investor brochure that includes information describing the Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

                               LEGAL PROCEEDINGS

   In the ordinary course of business, MetLife, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

   It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, MetLife does not believe any such action or proceeding will have a material adverse effect upon the Variable Account or upon the ability of New England Securities Corporation to perform its contract with the Variable Account or of MetLife to meet its obligations under the Contracts.

           ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS NOTICE

   NOTE: ON OR ABOUT NOVEMBER 10, 2008, THE COMPANY INTENDS TO REMOVE A CERTAIN VARIABLE INVESTMENT OPTION ("EXISTING FUND") AND SUBSTITUTE A NEW OPTION ("REPLACEMENT FUND") AS SHOWN BELOW.

   The Company believes that the proposed substitution is in the best interest of Contract Owners. The Replacement Fund will have at least similar investment objectives and policies as the Existing Fund. The Company will bear all expenses related to the substitution, and it will have no tax consequences for you. To the extent required by law, approval of the proposed substitution will have been obtained from the SEC and state insurance regulators in certain jurisdictions.

   The proposed substitution and respective adviser and/or sub-adviser for the portfolios are:

             EXISTING FUND AND CURRENT
             ADVISER (WITH CURRENT      REPLACEMENT FUND AND
             SUB-ADVISER AS NOTED)      SUB-ADVISER
             -------------------------  -------------------------
             Fidelity(R) Variable       Met Investors Series
             Insurance Products--VIP    Trust--MFS(R) Research
             Overseas Portfolio         International Portfolio
             (Initial Class)            (Class A)
             Fidelity Management &      Massachusetts Financial
             Research                   Services Company
             Company (Fidelity
             International Investment
             Advisers,
             Fidelity International
             Investment Advisors (UK)
             Limited, Fidelity
             Management & Research
             (U.K.) Inc., Fidelity
             Research & Analysis
             Company, FMR Co., Inc.
             and Fidelity Investments
             Japan Limited)

Please note that:

  . No action is required on your part at this time. You will not need to file a new election or take any immediate action.

  . The elections you have on file for allocating your Contract Value, premium payments and deductions will be redirected to the Replacement Fund unless you change your elections and transfer your funds before the substitution takes place.

  . You may transfer amounts in your Contract among the Eligible Funds and the fixed Account as usual. The substitution itself will not be treated as a transfer for purposes of the transfer provisions of your Contract, subject to the Company's restrictions on transfers to prevent or limit "market timing" activities by Contract Owners or agents of Contract Owners.

  . If you make one transfer from the Existing Fund into one or more other Eligible Fund before the substitution, or from the Replacement Fund after the substitution, any transfer charge that might otherwise be imposed will be waived from the date of this Notice through the date that is 30 days after the substitution.

  . On the effective date of the substitution, your Contract Value in the Eligible Fund will be the same as before the substitution. However, the number of units you receive in the Replacement Fund will be different from the number of units in your Existing Fund, due to the difference in unit values.

  .  There will be no tax consequences to you.

   In connection with the substitution, we will send you a prospectus for Met Investors Series Trust, as well as notice of the actual date of the substitution and confirmation of transfer.

                             FINANCIAL STATEMENTS

   Financial statements for the Variable Account and Metropolitan Life Insurance Company are included in the Statement of Additional Information, a copy of which can be obtained by writing to New England Securities Corporation at 501 Boylston Street, Boston, Massachusetts 02116 or telephoning 1-800-356-5015.

                           ACCUMULATION UNIT VALUES
         (FOR AN ACCUMULATION UNIT OUTSTANDING THROUGHOUT THE PERIOD)

                       THE NEW ENGLAND VARIABLE ACCOUNT
                        CONDENSED FINANCIAL INFORMATION

   Set forth below are accumulation unit values through December 31, 2007 for each Sub-account of The New England Variable Account.

                                                 1.35% VARIABLE ACCOUNT CHARGE
                                        ------------------------------------------------
                                                                          NUMBER OF
                                        ACCUMULATION                  ACCUMULATION UNITS
                                         UNIT VALUE    ACCUMULATION     OUTSTANDING AT
                                        AT BEGINNING    UNIT VALUE      END OF PERIOD
                                         OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                                        ------------ ---------------- ------------------
Fidelity VIP Equity-Income Sub-Account
   10/1/1993* to 12/31/1993............    1.980          1.992            5,649,743
   1/1/1994 to 12/31/1994..............    1.992          2.104           25,852,849
   1/1/1995 to 12/31/1995..............    2.104          2.804           38,010,655
   1/1/1996 to 12/31/1996..............    2.804          3.162           44,037,798
   1/1/1997 to 12/31/1997..............    3.162          3.996           45,104,192
   1/1/1998 to 12/31/1998..............    3.996          4.401           42,926,506
   1/1/1999 to 12/31/1999..............    4.401          4.617           37,676,846
   1/1/2000 to 12/31/2000..............    4.617          4.939           28,617,928
   1/1/2001 to 12/31/2001..............    4.939          4.631           24,545,075
   1/1/2002 to 12/31/2002..............    4.631          3.794           19,947,966
   1/1/2003 to 12/31/2003..............    3.794          4.879           16,865,067
   1/1/2004 to 12/31/2004..............    4.879          5.368           13,982,830
   1/1/2005 to 12/31/2005..............    5.368          5.607           11,401,848
   1/1/2006 to 12/31/2006..............    5.607          6.649            9,106,833
   1/1/2007 to 12/31/2007..............    6.649          6.660            6,818,806
Fidelity VIP Overseas Sub-Account
   10/1/1993* to 12/31/1993............    1.458          1.532           10,878,551
   1/1/1994 to 12/31/1994..............    1.532          1.538           43,034,544
   1/1/1995 to 12/31/1995..............    1.538          1.664           41,273,183
   1/1/1996 to 12/31/1996..............    1.664          1.859           44,846,316
   1/1/1997 to 12/31/1997..............    1.859          2.046           45,289,247
   1/1/1998 to 12/31/1998..............    2.046          2.276           40,546,153
   1/1/1999 to 12/31/1999..............    2.276          3.202           36,251,177
   1/1/2000 to 12/31/2000..............    3.202          2.556           33,830,970
   1/1/2001 to 12/31/2001..............    2.556          1.987           26,663,772
   1/1/2002 to 12/31/2002..............    1.987          1.563           21,187,678
   1/1/2003 to 12/31/2003..............    1.563          2.211           17,591,860
   1/1/2004 to 12/31/2004..............    2.211          2.479           14,387,457
   1/1/2005 to 12/31/2005..............    2.479          2.911           11,693,540
   1/1/2006 to 12/31/2006..............    2.911          3.392            9,241,542
   1/1/2007 to 12/31/2007..............    3.392          3.925            7,439,815

--------
*  Date these Sub-accounts were first available.

                                                                                  NUMBER OF
                                                ACCUMULATION                  ACCUMULATION UNITS
                                                 UNIT VALUE    ACCUMULATION     OUTSTANDING AT
                                                AT BEGINNING    UNIT VALUE      END OF PERIOD
                                                 OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                                                ------------ ---------------- ------------------
BlackRock Aggressive Growth Sub-Account
   5/1/2004* to 12/31/2004.....................     33.837         37.527              1,917
   1/1/2005 to 12/31/2005......................     37.527         40.888              2,225
   1/1/2006 to 12/31/2006......................     40.888         42.951              1,679
   1/1/2007 to 12/31/2007......................     42.951         50.946              3,918
BlackRock Bond Income Sub-Account
   10/5/1988* to 12/31/1988....................      1.631          1.634            299,002
   1/1/1989 to 12/31/1989......................      1.634          1.810          4,287,540
   1/1/1990 to 12/31/1990......................      1.810          1.930         10,139,527
   1/1/1991 to 12/31/1991......................      1.930          2.247         17,797,335
   1/1/1992 to 12/31/1992......................      2.247          2.398         28,871,719
   1/1/1993 to 12/31/1993......................      2.398          2.664         41,939,487
   1/1/1994 to 12/31/1994......................      2.664          2.540         41,657,182
   1/1/1995 to 12/31/1995......................      2.540          3.037         42,231,987
   1/1/1996 to 12/31/1996......................      3.037          3.134         41,138,874
   1/1/1997 to 12/31/1997......................      3.134          3.429         37,260,367
   1/1/1998 to 12/31/1998......................      3.429          3.689         38,630,894
   1/1/1999 to 12/31/1999......................      3.689          3.622         32,707,422
   1/1/2000 to 12/31/2000......................      3.622          3.865         25,348,903
   1/1/2001 to 12/31/2001......................      3.865          4.149         25,107,756
   1/1/2002 to 12/31/2002......................      4.149          4.439         21,965,782
   1/1/2003 to 12/31/2003......................      4.439          4.636         17,110,556
   1/1/2004 to 12/31/2004......................      4.636          4.776         13,806,056
   1/1/2005 to 12/31/2005......................      4.776          4.826         11,248,007
   1/1/2006 to 12/31/2006......................      4.826          4.972          8,289,225
   1/1/2007 to 12/31/2007......................      4.972          5.213          6,912,297
BlackRock Diversified Sub-Account
   5/1/2004* to 12/31/2004.....................     35.648         38.475              3,077
   1/1/2005 to 12/31/2005......................     38.475         39.030                846
   1/1/2006 to 12/31/2006......................     39.030         42.454              1,423
   1/1/2007 to 12/31/2007......................     42.454         44.234              4,028
BlackRock Large Cap Core Sub-Account (Class B)
   4/30/2007* to 12/31/2007....................   7.903839       7.974359             39,929
BlackRock Large Cap Sub-Account/(14)/
   5/1/2001* to 12/31/2001.....................      7.438          6.526             31,594
   1/1/2002 to 12/31/2002......................      6.526          4.746             39,946
   1/1/2003 to 12/31/2003......................      4.746          6.083             80,379
   1/1/2004 to 12/31/2004......................      6.083          6.637             65,779
   1/1/2005 to 12/31/2005......................      6.637          6.766             70,894
   1/1/2006 to 12/31/2006......................      6.766          7.599             50,579
   1/1/2007 to 4/27/2007.......................      7.599          7.970                  0
BlackRock Large Cap Value Sub-Account
   5/1/2002* to 12/31/2002.....................      1.000          0.793             73,924
   1/1/2003 to 12/31/2003......................      0.793          1.059            374,652
   1/1/2004 to 12/31/2004......................      1.059          1.184            813,927
   1/1/2005 to 12/31/2005......................      1.184          1.235            722,685
   1/1/2006 to 12/31/2006......................      1.235          1.452            925,880
   1/1/2007 to 12/31/2007......................      1.452          1.479            838,835

--------
*  Date these Sub-accounts were first available.

                                                                                  NUMBER OF
                                                ACCUMULATION                  ACCUMULATION UNITS
                                                 UNIT VALUE    ACCUMULATION     OUTSTANDING AT
                                                AT BEGINNING    UNIT VALUE      END OF PERIOD
                                                 OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                                                ------------ ---------------- ------------------
BlackRock Legacy Large Cap Growth Sub-Account
   10/31/1994* to 12/31/1994..................      1.000          0.956           1,857,319
   1/1/1995 to 12/31/1995.....................      0.956          1.402          24,163,685
   1/1/1996 to 12/31/1996.....................      1.402          1.566          40,025,594
   1/1/1997 to 12/31/1997.....................      1.566          1.941          44,518,891
   1/1/1998 to 12/31/1998.....................      1.941          2.829          49,255,773
   1/1/1999 to 12/31/1999.....................      2.829          3.744          60,072,709
   1/1/2000 to 12/31/2000.....................      3.744          3.189          64,809,207
   1/1/2001 to 12/31/2001.....................      3.189          2.767          53,583,938
   1/1/2002 to 12/31/2002.....................      2.767          1.825          40,343,771
   1/1/2003 to 12/31/2003.....................      1.825          2.433          32,774,920
   1/1/2004 to 12/31/2004.....................      2.433          2.612          26,001,425
   1/1/2005 to 12/31/2005.....................      2.612          2.757          20,745,322
   1/1/2006 to 12/31/2006.....................      2.757          2.833          15,541,248
   1/1/2007 to 12/31/2007.....................      2.833          3.318          11,489,750
BlackRock Money Market Sub-Account
   9/29/1988* to 12/31/1988...................      1.384          1.408             915,605
   1/1/1989 to 12/31/1989.....................      1.408          1.518                   0
   1/1/1990 to 12/31/1990.....................      1.518          1.620          21,629,006
   1/1/1991 to 12/31/1991.....................      1.620          1.697          26,332,938
   1/1/1992 to 12/31/1992.....................      1.697          1.738          26,759,532
   1/1/1993 to 12/31/1993.....................      1.738          1.766          25,016,975
   1/1/1994 to 12/31/1994.....................      1.766          1.811          30,220,356
   1/1/1995 to 12/31/1995.....................      1.811          1.889          33,015,018
   1/1/1996 to 12/31/1996.....................      1.889          1.959          33,412,517
   1/1/1997 to 12/31/1997.....................      1.959          2.036          26,785,902
   1/1/1998 to 12/31/1998.....................      2.036          2.114          33,716,959
   1/1/1999 to 12/31/1999.....................      2.114          2.190          36,481,209
   1/1/2000 to 12/31/2000.....................      2.190          2.295          31,587,553
   1/1/2001 to 12/31/2001.....................      2.295          2.353          29,851,477
   1/1/2002 to 12/31/2002.....................      2.353          2.355          29,978,273
   1/1/2003 to 12/31/2003.....................      2.355          2.342          18,712,117
   1/1/2004 to 12/31/2004.....................      2.342          2.333          13,448,596
   1/1/2005 to 12/31/2005.....................      2.333          2.369          11,440,636
   1/1/2006 to 12/31/2006.....................      2.369          2.449           9,821,354
   1/1/2007 to 12/31/2007.....................      2.449          2.539           8,598,465
BlackRock Strategic Value Sub-Account
   1/22/2001* to 12/31/2001...................      1.234          1.401          11,264,904
   1/1/2002 to 12/31/2002.....................      1.401          1.087          13,358,433
   1/1/2003 to 12/31/2003.....................      1.087          1.611          12,946,787
   1/1/2004 to 12/31/2004.....................      1.611          1.833          12,076,094
   1/1/2005 to 12/31/2005.....................      1.833          1.884           9,355,903
   1/1/2006 to 12/31/2006.....................      1.884          2.169           6,464,307
   1/1/2007 to 12/31/2007.....................      2.169          2.066           4,660,179
Clarion Global Real Estate Portfolio/(16)/ (previously Neuberger Berman Real Estate Sub-Account)
   5/1/2004* to 12/31/2004.....................     9.999         12.818             124,242
   1/1/2005 to 12/31/2005......................    12.818         14.349             179,430
   1/1/2006 to 12/31/2006......................    14.349         19.478             296,783
   1/1/2007 to 12/31/2007......................    19.478         16.332             151,769

--------
*  Date these Sub-accounts were first available.

                                                                              NUMBER OF
                                            ACCUMULATION                  ACCUMULATION UNITS
                                             UNIT VALUE    ACCUMULATION     OUTSTANDING AT
                                            AT BEGINNING    UNIT VALUE      END OF PERIOD
                                             OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                                            ------------ ---------------- ------------------
Davis Venture Value Sub-Account
   10/31/1994* to 12/31/1994...............     1.000          0.963           3,499,719
   1/1/1995 to 12/31/1995..................     0.963          1.323          19,608,688
   1/1/1996 to 12/31/1996..................     1.323          1.643          34,997,024
   1/1/1997 to 12/31/1997..................     1.643          2.163          53,997,107
   1/1/1998 to 12/31/1998..................     2.163          2.442          58,765,470
   1/1/1999 to 12/31/1999..................     2.442          2.831          57,370,889
   1/1/2000 to 12/31/2000..................     2.831          3.059          59,644,558
   1/1/2001 to 12/31/2001..................     3.059          2.681          54,077,372
   1/1/2002 to 12/31/2002..................     2.681          2.212          43,784,343
   1/1/2003 to 12/31/2003..................     2.212          2.856          37,120,735
   1/1/2004 to 12/31/2004..................     2.856          3.166          31,393,749
   1/1/2005 to 12/31/2005..................     3.166          3.446          26,814,147
   1/1/2006 to 12/31/2006..................     3.446          3.895          20,779,165
   1/1/2007 to 12/31/2007..................     3.895          4.019          15,849,913
FI Large Cap Sub-Account
   5/1/2006* to 12/31/2006.................    17.174         17.380                 102
   1/1/2007 to 12/31/2007..................    17.380         17.784               9,736
FI Mid Cap Opportunities Sub-Account/(11)/
   5/1/2002* to 12/31/2002.................     1.000          0.811                   0
   1/1/2003 to 12/31/2003..................     0.811          1.136             765,033
   1/1/2004 to 4/30/2004...................     1.136          1.126             900,393
FI Mid Cap Opportunities Sub-Account/(10)/ (previously Janus Mid Cap Sub-Account)
   1/22/2001* to 12/31/2001................     2.599          1.552           1,630,351
   1/1/2002 to 12/31/2002..................     1.552          1.085           1,138,071
   1/1/2003 to 12/31/2003..................     1.085          1.437           1,239,384
   1/1/2004 to 12/31/2004..................     1.437          1.656           1,530,755
   1/1/2005 to 12/31/2005..................     1.656          1.743           1,164,331
   1/1/2006 to 12/31/2006..................     1.743          1.918             710,831
   1/1/2007 to 12/31/2007..................     1.918          2.046             526,638
FI Value Leaders Sub-Account
   10/1/1993* to 12/31/1993................     1.105          1.132           3,359,317
   1/1/1994 to 12/31/1994..................     1.132          1.103          16,092,325
   1/1/1995 to 12/31/1995..................     1.103          1.486          21,168,965
   1/1/1996 to 12/31/1996..................     1.486          1.731          26,104,465
   1/1/1997 to 12/31/1997..................     1.731          2.279          30,306,103
   1/1/1998 to 12/31/1998..................     2.279          2.799          35,514,558
   1/1/1999 to 12/31/1999..................     2.799          3.019          35,663,197
   1/1/2000 to 12/31/2000..................     3.019          2.825          29,466,287
   1/1/2001 to 12/31/2001..................     2.825          2.399          23,466,287
   1/1/2002 to 12/31/2002..................     2.399          1.906          17,850,173
   1/1/2003 to 12/31/2003..................     1.906          2.387          14,261,808
   1/1/2004 to 12/31/2004..................     2.387          2.678          11,794,230
   1/1/2005 to 12/31/2005..................     2.678          2.925           9,811,468
   1/1/2006 to 12/31/2006..................     2.925          3.230           7,639,482
   1/1/2007 to 12/31/2007..................     3.230          3.320           5,964,175

--------
*  Date these Sub-accounts were first available.

                                                                                            NUMBER OF
                                                     ACCUMULATION                       ACCUMULATION UNITS
                                                      UNIT VALUE       ACCUMULATION       OUTSTANDING AT
                                                     AT BEGINNING       UNIT VALUE        END OF PERIOD
                                                      OF PERIOD      AT END OF PERIOD     (IN THOUSANDS)
                                                     ------------    ----------------   ------------------
Franklin Templeton Small Cap Growth Sub-Account
   5/1/2001* to 12/31/2001.........................      1.000             0.880               609,228
   1/1/2002 to 12/31/2002..........................      0.880             0.625             1,263,448
   1/1/2003 to 12/31/2003..........................      0.625             0.891             1,909,751
   1/1/2004 to 12/31/2004..........................      0.891             0.977             1,713,732
   1/1/2005 to 12/31/2005..........................      0.977             1.007             1,506,541
   1/1/2006 to 12/31/2006..........................      1.007             1.090               901,547
   1/1/2007 to 12/31/2007..........................      1.090             1.121               638,144
Harris Oakmark Focused Value Sub-Account
   10/1/1993* to 12/31/1993........................      1.125             1.137             4,515,611
   1/1/1994 to 12/31/1994..........................      1.137             1.119            15,572,344
   1/1/1995 to 12/31/1995..........................      1.119             1.439            19,773,057
   1/1/1996 to 12/31/1996..........................      1.439             1.669            24,345,379
   1/1/1997 to 12/31/1997..........................      1.669             1.932            24,035,279
   1/1/1998 to 12/31/1998..........................      1.932             1.802            21,347,155
   1/1/1999 to 12/31/1999..........................      1.802             1.784            17,151,815
   1/1/2000 to 12/31/2000..........................      1.784             2.120            15,593,693
   1/1/2001 to 12/31/2001..........................      2.120             2.673            23,265,733
   1/1/2002 to 12/31/2002..........................      2.673             2.404            22,307,958
   1/1/2003 to 12/31/2003..........................      2.404             3.146            20,350,274
   1/1/2004 to 12/31/2004..........................      3.146             3.412            17,678,283
   1/1/2005 to 12/31/2005..........................      3.412             3.703            14,874,735
   1/1/2006 to 12/31/2006..........................      3.703             4.108            10,785,440
   1/1/2007 to 12/31/2007..........................      4.108             3.775             7,543,368
Harris Oakmark International Sub-Account
   5/1/2002* to 12/31/2002.........................      1.060             0.884                 8,900
   1/1/2003 to 12/31/2003..........................      0.884             1.179               952,956
   1/1/2004 to 12/31/2004..........................      1.179             1.404             2,168,632
   1/1/2005 to 12/31/2005..........................      1.404             1.583             3,570,280
   1/1/2006 to 12/31/2006..........................      1.583             2.014             3,872,901
   1/1/2007 to 12/31/2007..........................      2.014             1.967             3,416,198
Janus Forty Sub-Account
   4/30/2007* to 12/31/2007........................    147.678           181.223                 1,445
Jennison Growth Sub-Account
   5/1/2005* to 12/31/2005.........................      0.411             0.495               980,101
   1/1/2006 to 12/31/2006..........................      0.495             0.502               743,175
   1/1/2007 to 12/31/2007..........................      0.502             0.553               675,749
Jennison Growth Sub-Account/(12)/ (previously Met/Putnam Voyager Sub-Account)
   1/22/2001* to 12/31/2001........................      0.753             0.494             2,569,263
   1/1/2002 to 12/31/2002..........................      0.494             0.346             2,363,367
   1/1/2003 to 12/31/2003..........................      0.346             0.430             2,208,850
   1/1/2004 to 12/31/2004..........................      0.430             0.445             1,342,940
   1/1/2005 to 4/30/2005...........................      0.445             0.406             1,146,456
Julius Baer International Stock/(8)/ (previously FI International Stock Sub-Account, and before that, Putnam
  International Stock Sub-Account)
   10/31/1994* to 12/31/1994........................     1.402             1.306             2,473,991
   1/1/1995 to 12/31/1995...........................     1.306             1.299             9,383,114
   1/1/1996 to 12/31/1996...........................     1.299             1.259            13,845,613

--------
*  Date these Sub-accounts were first available.

                                                                                    NUMBER OF
                                                  ACCUMULATION                  ACCUMULATION UNITS
                                                   UNIT VALUE    ACCUMULATION     OUTSTANDING AT
                                                  AT BEGINNING    UNIT VALUE      END OF PERIOD
                                                   OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                                                  ------------ ---------------- ------------------
   1/1/1997 to 12/31/1997........................    1.259          1.213           14,635,944
   1/1/1998 to 12/31/1998........................    1.213          1.466           13,860,555
   1/1/1999 to 12/31/1999........................    1.466          1.684           12,308,176
   1/1/2000 to 12/31/2000........................    1.684          1.494           13,507,918
   1/1/2001 to 12/31/2001........................    1.494          1.170           12,484,035
   1/1/2002 to 12/31/2002........................    1.170          0.953           11,478,963
   1/1/2003 to 12/31/2003........................    0.953          1.203            9,688,303
   1/1/2004 to 12/31/2004........................    1.203          1.403            7,713,228
   1/1/2005 to 12/31/2005........................    1.403          1.634            6,649,210
   1/1/2006 to 12/31/2006........................    1.634          1.878            4,823,394
   1/1/2007 to 12/31/2007........................    1.878          2.044            3,618,640
Lazard Mid Cap Sub-Account
   5/1/2002* to 12/31/2002.......................    1.140          0.967              418,397
   1/1/2003 to 12/31/2003........................    0.967          1.204              749,950
   1/1/2004 to 12/31/2004........................    1.204          1.359              752,154
   1/1/2005 to 12/31/2005........................    1.359          1.449              722,942
   1/1/2006 to 12/31/2006........................    1.449          1.639              559,822
   1/1/2007 to 12/31/2007........................    1.639          1.573              564,267
Legg Mason Partners Aggressive Growth Sub-Account/(9)/ (previously Janus Growth Sub-Account)
   5/1/2001* to 12/31/2001.......................    1.000          0.775              344,674
   1/1/2002 to 12/31/2002........................    0.775          0.529              566,433
   1/1/2003 to 12/31/2003........................    0.529          0.678              581,098
   1/1/2004 to 12/31/2004........................    0.678          0.725              499,763
   1/1/2005 to 12/31/2005........................    0.725          0.813              599,986
   1/1/2006 to 12/31/2006........................    0.813          0.788              665,493
   1/1/2007 to 12/31/2007........................    0.788          0.795              479,275
Legg Mason Value Equity Sub-Account
   5/1/2006* to 12/31/2006.......................    0.955          1.025              569,853
   1/1/2007 to 12/31/2007........................    1.025          0.954              481,759
Legg Mason Value Equity Sub-Account/(13)/ (previously MFS(R) Investors Trust Sub-Account)
   7/2/2001* to 12/31/2001.......................    0.898          0.833              311,202
   1/1/2002 to 12/31/2002........................    0.833          0.656              743,289
   1/1/2003 to 12/31/2003........................    0.656          0.788              835,828
   1/1/2004 to 12/31/2004........................    0.788          0.866            1,323,979
   1/1/2005 to 12/31/2005........................    0.866          0.916              860,656
   1/1/2006 to 4/30/2006.........................    0.916          0.960                    0
Legg Mason Value Equity Sub-Account/(4)/ (previously MFS(R) Research Managers Trust Sub-Account)
   7/2/2001* to 12/31/2001.......................    0.980          0.880              129,693
   1/1/2002 to 12/31/2002........................    0.880          0.659              437,219
   1/1/2003 to 12/31/2003........................    0.659          0.807              703,559
   1/1/2004 to 4/30/2004.........................    0.807          0.822              621,980
Lehman Brothers Aggregate Bond Index Sub-Account
   1/22/2001* to 12/31/2001......................    1.077          1.131            2,019,440
   1/1/2002 to 12/31/2002........................    1.131          1.226            5,543,843
   1/1/2003 to 12/31/2003........................    1.226          1.251            4,465,718
   1/1/2004 to 12/31/2004........................    1.251          1.281            3,813,153
   1/1/2005 to 12/31/2005........................    1.281          1.288            2,859,445

--------
*  Date these Sub-accounts were first available.

                                                                                NUMBER OF
                                              ACCUMULATION                  ACCUMULATION UNITS
                                               UNIT VALUE    ACCUMULATION     OUTSTANDING AT
                                              AT BEGINNING    UNIT VALUE      END OF PERIOD
                                               OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                                              ------------ ---------------- ------------------
   1/1/2006 to 12/31/2006....................    1.288          1.319            1,918,121
   1/1/2007 to 12/31/2007....................    1.319          1.388            1,627,912
Loomis Sayles Small Cap Sub-Account
   5/2/1994* to 12/31/1994...................    1.000          0.959            2,988,971
   1/1/1995 to 12/31/1995....................    0.959          1.219           13,533,326
   1/1/1996 to 12/31/1996....................    1.219          1.572           26,307,748
   1/1/1997 to 12/31/1997....................    1.572          1.936           39,442,109
   1/1/1998 to 12/31/1998....................    1.936          1.878           40,318,239
   1/1/1999 to 12/31/1999....................    1.878          2.441           32,700,400
   1/1/2000 to 12/31/2000....................    2.441          2.535           39,281,394
   1/1/2001 to 12/31/2001....................    2.535          2.280           31,036,981
   1/1/2002 to 12/31/2002....................    2.280          1.764           24,037,246
   1/1/2003 to 12/31/2003....................    1.764          2.375           20,108,467
   1/1/2004 to 12/31/2004....................    2.375          2.728           16,931,562
   1/1/2005 to 12/31/2005....................    2.728          2.877           14,046,323
   1/1/2006 to 12/31/2006....................    2.877          3.313           11,044,902
   1/1/2007 to 12/31/2007....................    3.313          3.657            8,686,276
Lord Abbett Bond Debenture Sub-Account
   5/1/2001* to 12/31/2001...................    1.389          1.375              199,974
   1/1/2002 to 12/31/2002....................    1.375          1.349              841,031
   1/1/2003 to 12/31/2003....................    1.349          1.585            1,736,428
   1/1/2004 to 12/31/2004....................    1.585          1.692            1,823,231
   1/1/2005 to 12/31/2005....................    1.692          1.694            1,693,088
   1/1/2006 to 12/31/2006....................    1.694          1.824            1,718,081
   1/1/2007 to 12/31/2007....................    1.824          1.918            1,444,634
MFS(R) Research International Sub-Account
   5/1/2001* to 12/31/2001...................    0.972          0.848              262,000
   1/1/2002 to 12/31/2002....................    0.848          0.738              481,522
   1/1/2003 to 12/31/2003....................    0.738          0.962              928,006
   1/1/2004 to 12/31/2004....................    0.962          1.134            1,446,531
   1/1/2005 to 12/31/2005....................    1.134          1.303            1,520,771
   1/1/2006 to 12/31/2006....................    1.303          1.627            1,515,531
   1/1/2007 to 12/31/2007....................    1.627          1.818            1,483,739
MFS(R) Total Return Sub-Account Class A/(1)/
   9/21/1988* to 12/31/1988..................    1.042          1.063              731,349
   1/1/1989 to 12/31/1989....................    1.063          1.249                    0
   1/1/1990 to 12/31/1990....................    1.249          1.272           18,099,540
   1/1/1991 to 12/31/1991....................    1.272          1.508           26,478,398
   1/1/1992 to 12/31/1992....................    1.508          1.588           41,588,546
   1/1/1993 to 12/31/1993....................    1.588          1.733           60,696,659
   1/1/1994 to 12/31/1994....................    1.733          1.691           61,961,278
   1/1/1995 to 12/31/1995....................    1.691          2.190           56,145,463
   1/1/1996 to 12/31/1996....................    2.190          2.485           52,130,165
   1/1/1997 to 12/31/1997....................    2.485          3.103           48,490,618
   1/1/1998 to 12/31/1998....................    3.103          3.664           42,358,784
   1/1/1999 to 12/31/1999....................    3.664          3.975           37,391,028
   1/1/2000 to 12/31/2000....................    3.975          3.789           30,014,285
   1/1/2001 to 12/31/2001....................    3.789          3.596           24,501,065

--------
*  Date these Sub-accounts were first available.

                                                                                   NUMBER OF
                                                 ACCUMULATION                  ACCUMULATION UNITS
                                                  UNIT VALUE    ACCUMULATION     OUTSTANDING AT
                                                 AT BEGINNING    UNIT VALUE      END OF PERIOD
                                                  OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                                                 ------------ ---------------- ------------------
   1/1/2002 to 12/31/2002.......................     3.596          3.357          19,130,634
   1/1/2003 to 12/31/2003.......................     3.357          3.875          15,049,705
   1/1/2004 to 12/31/2004.......................     3.875          4.253          13,288,556
   1/1/2005 to 12/31/2005.......................     4.253          4.327          11,053,293
   1/1/2006 to 12/31/2006.......................     4.327          4.790           8,690,741
   1/1/2007 to 12/31/2007.......................     4.790          4.932           7,309,481
MFS(R) Total Return Sub-Account Class A/(2)/ (previously Balance Sub-Account)
   10/31/1994* to 12/31/1994....................     1.000          0.997           1,736,189
   1/1/1995 to 12/31/1995.......................     0.997          1.227          10,987,597
   1/1/1996 to 12/31/1996.......................     1.227          1.415          20,107,324
   1/1/1997 to 12/31/1997.......................     1.415          1.622          28,677,041
   1/1/1998 to 12/31/1998.......................     1.622          1.747          30,824,135
   1/1/1999 to 12/31/1999.......................     1.747          1.636          27,038,754
   1/1/2000 to 12/31/2000.......................     1.636          1.583          19,606,177
   1/1/2001 to 12/31/2001.......................     1.583          1.492          17,247,901
   1/1/2002 to 12/31/2002.......................     1.492          1.273          14,361,234
   1/1/2003 to 12/31/2003.......................     1.273          1.504          12,665,983
   1/1/2004 to 4/30/2004........................     1.504          1.492          12,220,963
MFS(R) Total Return Sub-Account Class E/(2)/
   5/1/2004* to 12/31/2004......................    38.200         41.490             338,825
   1/1/2005 to 12/31/2005.......................    41.490         42.144             294,937
   1/1/2006 to 12/31/2006.......................    42.144         46.585             217,164
   1/1/2007 to 12/31/2007.......................    46.585         47.898             167,289
MFS(R) Value Portfolio/(15)/ (previously Harris Oakmark Large Cap Value Sub-Account)
   5/1/2002* to 12/31/2002......................     1.186          0.973             793,465
   1/1/2003 to 12/31/2003.......................     0.973          1.203           2,130,663
   1/1/2004 to 12/31/2004.......................     1.203          1.321           2,319,472
   1/1/2005 to 12/31/2005.......................     1.321          1.284           1,934,007
   1/1/2006 to 12/31/2006.......................     1.284          1.493           1,222,651
   1/1/2007 to 12/31/2007.......................     1.493          1.415             928,568
Met/AIM Small Cap Growth Sub-Account
   5/1/2002* to 12/31/2002......................     1.122          0.848             556,582
   1/1/2003 to 12/31/2003.......................     0.848          1.162           1,320,114
   1/1/2004 to 12/31/2004.......................     1.162          1.220             802,132
   1/1/2005 to 12/31/2005.......................     1.220          1.303             674,289
   1/1/2006 to 12/31/2006.......................     1.303          1.468             392,663
   1/1/2007 to 12/31/2007.......................     1.468          1.608             297,398
MetLife Mid Cap Stock Index Sub-Account
   1/22/2001* to 12/31/2001.....................     1.036          1.031           1,448,527
   1/1/2002 to 12/31/2002.......................     1.031          0.863           2,232,301
   1/1/2003 to 12/31/2003.......................     0.863          1.146           2,512,009
   1/1/2004 to 12/31/2004.......................     1.146          1.308           2,683,144
   1/1/2005 to 12/31/2005.......................     1.308          1.446           2,080,739
   1/1/2006 to 12/31/2006.......................     1.446          1.567           1,893,215
   1/1/2007 to 12/31/2007.......................     1.567          1.662           1,615,496
MetLife Stock Index Sub-Account Class A/(5)(7)/
   8/1/1992* to 12/31/1992......................     1.592          1.644          21,583,607
   1/1/1993 to 12/31/1993.......................     1.644          1.780          11,017,884

--------
*  Date these Sub-accounts were first available.

                                                                                NUMBER OF
                                              ACCUMULATION                  ACCUMULATION UNITS
                                               UNIT VALUE    ACCUMULATION     OUTSTANDING AT
                                              AT BEGINNING    UNIT VALUE      END OF PERIOD
                                               OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                                              ------------ ---------------- ------------------
   1/1/1994 to 12/31/1994....................     1.780          1.775          14,282,355
   1/1/1995 to 12/31/1995....................     1.775          2.398          15,539,609
   1/1/1996 to 12/31/1996....................     2.398          2.898          15,623,253
   1/1/1997 to 12/31/1997....................     2.898          3.788          15,874,978
   1/1/1998 to 12/31/1998....................     3.788          4.781          15,292,906
   1/1/1999 to 12/31/1999....................     4.781          5.678          15,111,062
   1/1/2000 to 12/31/2000....................     5.678          5.096          13,740,976
   1/1/2001 to 12/31/2001....................     5.096          3.682          14,020,250
   1/1/2002 to 12/31/2002....................     3.682          2.822          11,436,136
   1/1/2003 to 12/31/2003....................     2.822          3.569           9,542,274
   1/1/2004 to 12/31/2004....................     3.569          3.892           7,653,999
   1/1/2005 to 12/31/2005....................     3.892          4.018           6,132,270
   1/1/2006 to 12/31/2006....................     4.018          4.577           4,820,404
   1/1/2007 to 12/31/2007....................     4.577          4.752           3,888,215
MetLife Stock Index Sub-Account Class B/(6)/
   1/22/2001* to 12/31/2001..................     4.150          3.528             268,034
   1/1/2002 to 12/31/2002....................     3.528          2.697             603,435
   1/1/2003 to 12/31/2003....................     2.697          3.402             852,620
   1/1/2004 to 12/31/2004....................     3.402          3.702             855,202
   1/1/2005 to 12/31/2005....................     3.702          3.812             693,290
   1/1/2006 to 12/31/2006....................     3.812          4.332             499,931
   1/1/2007 to 12/31/2007....................     4.332          4.486             325,234
Morgan Stanley EAFE Index Sub-Account
   1/22/2001* to 12/31/2001..................     1.102          0.853             641,779
   1/1/2002 to 12/31/2002....................     0.853          0.700           1,349,943
   1/1/2003 to 12/31/2003....................     0.700          0.948           1,681,173
   1/1/2004 to 12/31/2004....................     0.948          1.116           1,823,231
   1/1/2005 to 12/31/2005....................     1.116          1.243           1,939,715
   1/1/2006 to 12/31/2006....................     1.243          1.539           2,247,025
   1/1/2007 to 12/31/2007....................     1.539          1.677           1,789,208
Neuberger Berman Mid Cap Sub-Account
   5/1/2001* to 12/31/2001...................     1.543          1.503             245,461
   1/1/2002 to 12/31/2002....................     1.503          1.336           2,012,000
   1/1/2003 to 12/31/2003....................     1.336          1.795           1,750,230
   1/1/2004 to 12/31/2004....................     1.795          2.172           3,099,203
   1/1/2005 to 12/31/2005....................     2.172          2.398           3,489,753
   1/1/2006 to 12/31/2006....................     2.398          2.631           2,793,921
   1/1/2007 to 12/31/2007....................     2.631          2.679           2,020,919
Oppenheimer Capital Appreciation Sub-Account
   5/1/2005* to 12/31/2005...................    10.024         10.888              15,335
   1/1/2006 to 12/31/2006....................    10.888         11.560              23,353
   1/1/2007 to 12/31/2007....................    11.560         13.034              16,529
Oppenheimer Global Equity Sub-Account
   5/1/2004* to 12/31/2004...................    12.799         14.768               7,408
   1/1/2005 to 12/31/2005....................    14.768         16.899              26,823
   1/1/2006 to 12/31/2006....................    16.899         19.400              35,975
   1/1/2007 to 12/31/2007....................    19.400         20.337              37,572

--------
*  Date these Sub-accounts were first available.

                                                                               NUMBER OF
                                             ACCUMULATION                  ACCUMULATION UNITS
                                              UNIT VALUE    ACCUMULATION     OUTSTANDING AT
                                             AT BEGINNING    UNIT VALUE      END OF PERIOD
                                              OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                                             ------------ ---------------- ------------------
PIMCO Inflation Protection Bond Sub-Account
   5/1/2006* to 12/31/2006..................    11.012         11.123              23,194
   1/1/2007 to 12/31/2007...................    11.123         12.158              34,598
PIMCO Total Return Sub-Account
   5/1/2001* to 12/31/2001..................     1.001          1.054           1,887,995
   1/1/2002 to 12/31/2002...................     1.054          1.137          12,468,313
   1/1/2003 to 12/31/2003...................     1.137          1.170          11,969,667
   1/1/2004 to 12/31/2004...................     1.170          1.212          10,308,470
   1/1/2005 to 12/31/2005...................     1.212          1.222           9,832,142
   1/1/2006 to 12/31/2006...................     1.222          1.260           7,127,107
   1/1/2007 to 12/31/2007...................     1.260          1.337           5,704,698
RCM Global Technology Sub-Account
   5/1/2001* to 12/31/2001..................     0.823          0.610             176,284
   1/1/2002 to 12/31/2002...................     0.610          0.296             314,143
   1/1/2003 to 12/31/2003...................     0.296          0.461           1,825,498
   1/1/2004 to 12/31/2004...................     0.461          0.435           1,483,587
   1/1/2005 to 12/31/2005...................     0.435          0.476           1,063,605
   1/1/2006 to 12/31/2006...................     0.476          0.495             801,471
   1/1/2007 to 12/31/2007...................     0.495          0.642             932,213
Russell 2000 Index Sub-Account
   1/22/2001* to 12/31/2001.................     1.203          1.186           1,046,199
   1/1/2002 to 12/31/2002...................     1.186          0.929           1,956,327
   1/1/2003 to 12/31/2003...................     0.929          1.336           3,302,678
   1/1/2004 to 12/31/2004...................     1.336          1.547           3,128,640
   1/1/2005 to 12/31/2005...................     1.547          1.592           2,674,744
   1/1/2006 to 12/31/2006...................     1.592          1.847           2,502,216
   1/1/2007 to 12/31/2007...................     1.847          1.791           1,394,195
T. Rowe Price Large Cap Growth Sub-Account
   5/1/2004* to 12/31/2004..................    11.198         12.138              15,970
   1/1/2005 to 12/31/2005...................    12.138         12.733              81,410
   1/1/2006 to 12/31/2006...................    12.733         14.182             100,235
   1/1/2007 to 12/31/2007...................    14.182         15.271              92,364
T. Rowe Price Mid Cap Growth Sub-Account
   5/1/2001* to 12/31/2001..................     0.981          0.824             822,978
   1/1/2002 to 12/31/2002...................     0.824          0.455           1,945,971
   1/1/2003 to 12/31/2003...................     0.455          0.613           3,614,693
   1/1/2004 to 12/31/2004...................     0.613          0.713           4,658,094
   1/1/2005 to 12/31/2005...................     0.713          0.806           4,162,391
   1/1/2006 to 12/31/2006...................     0.806          0.845           3,391,728
   1/1/2007 to 12/31/2007...................     0.845          0.980           3,030,184
T. Rowe Price Small Growth Sub-Account
   5/1/2004* to 12/31/2004..................    12.426         13.252               1,999
   1/1/2005 to 12/31/2005...................    13.252         14.476               7,208
   1/1/2006 to 12/31/2006...................    14.476         14.800              21,181
   1/1/2007 to 12/31/2007...................    14.800         15.993              18,252
Western Asset Management Strategic Bond Opportunities Sub-Account
   10/31/1994* to 12/31/1994................     1.000          0.984           1,124,133
   1/1/1995 to 12/31/1995...................     0.984          1.159           6,132,563

--------
*  Date these Sub-accounts were first available.

                                                                          NUMBER OF
                                     ACCUMULATION                     ACCUMULATION UNITS
                                      UNIT VALUE       ACCUMULATION     OUTSTANDING AT
                                     AT BEGINNING       UNIT VALUE      END OF PERIOD
                                      OF PERIOD      AT END OF PERIOD   (IN THOUSANDS)
                                     ------------    ---------------- ------------------
   1/1/1996 to 12/31/1996..........      1.159             1.307          15,034,554
   1/1/1997 to 12/31/1997..........      1.307             1.433          23,074,669
   1/1/1998 to 12/31/1998..........      1.433             1.442          24,945,159
   1/1/1999 to 12/31/1999..........      1.442             1.443          20,278,882
   1/1/2000 to 12/31/2000..........      1.443             1.527          16,337,092
   1/1/2001 to 12/31/2001..........      1.527             1.609          14,811,810
   1/1/2002 to 12/31/2002..........      1.609             1.740          12,769,969
   1/1/2003 to 12/31/2003..........      1.740             1.933          12,195,522
   1/1/2004 to 12/31/2004..........      1.933             2.034          10,800,354
   1/1/2005 to 12/31/2005..........      2.034             2.063           9,727,358
   1/1/2006 to 12/31/2006..........      2.063             2.139           7,388,018
   1/1/2007 to 12/31/2007..........      2.139             2.195           6,055,761
Western Asset Management U.S. Government Sub-Account
   10/31/1994* to 12/31/1994........     1.000             1.004             910,020
   1/1/1995 to 12/31/1995...........     1.004             1.139           4,495,184
   1/1/1996 to 12/31/1996...........     1.139             1.161           5,785,148
   1/1/1997 to 12/31/1997...........     1.161             1.242           8,616,135
   1/1/1998 to 12/31/1998...........     1.242             1.319          12,796,204
   1/1/1999 to 12/31/1999...........     1.319             1.304          10,314,952
   1/1/2000 to 12/31/2000...........     1.304             1.421           8,874,230
   1/1/2001 to 12/31/2001...........     1.421             1.496          10,827,033
   1/1/2002 to 12/31/2002...........     1.496             1.593          14,892,461
   1/1/2003 to 12/31/2003...........     1.593             1.598          11,075,788
   1/1/2004 to 12/31/2004...........     1.598             1.624           8,131,240
   1/1/2005 to 12/31/2005...........     1.624             1.630           6,359,030
   1/1/2006 to 12/31/2006...........     1.630             1.675           4,200,467
   1/1/2007 to 12/31/2007...........     1.675             1.724           3,044,141
Zenith Equity Sub-Account/(3)/
   9/16/1988* to 12/31/1988.........     4.645             4.612             439,393
   1/1/1989 to 12/31/1989...........     4.612             5.950                   0
   1/1/1990 to 12/31/1990...........     5.950             5.666          12,591,788
   1/1/1991 to 12/31/1991...........     5.666             8.608          21,719,884
   1/1/1992 to 12/31/1992...........     8.608             7.978          33,645,983
   1/1/1993 to 12/31/1993...........     7.978             9.050          40,091,665
   1/1/1994 to 12/31/1994...........     9.050             8.298          43,592,961
   1/1/1995 to 12/31/1995...........     8.298            11.300          41,663,900
   1/1/1996 to 12/31/1996...........    11.300            13.496          41,363,155
   1/1/1997 to 12/31/1997...........    13.496            16.442          40,200,592
   1/1/1998 to 12/31/1998...........    16.442            21.752          33,502,039
   1/1/1999 to 12/31/1999...........    21.752            24.831          38,236,116
   1/1/2000 to 12/31/2000...........    24.831            23.359          27,364,614
   1/1/2001 to 12/31/2001...........    23.359            19.257          22,565,710
   1/1/2002 to 12/31/2002...........    19.257            14.832          17,578,438
   1/1/2003 to 12/31/2003...........    14.832            19.235          14,440,815
   1/1/2004 to 12/31/2004...........    19.235            21.064          11,979,638
   1/1/2005 to 12/31/2005...........    21.064            22.892           9,937,720
   1/1/2006 to 12/31/2006...........    22.892            24.456           7,924,053
   1/1/2007 to 12/31/2007...........    24.456            25.394           6,395,673

--------
*  Date these Sub-accounts were first available.

                                                                                          NUMBER OF
                                                        ACCUMULATION                  ACCUMULATION UNITS
                                                         UNIT VALUE    ACCUMULATION     OUTSTANDING AT
                                                        AT BEGINNING    UNIT VALUE      END OF PERIOD
                                                         OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                                                        ------------ ---------------- ------------------
MetLife Conservative Allocation Portfolio
   5/1/2005* to 12/31/2005.............................     9.999         10.303              4,181
   1/1/2006 to 12/31/2006..............................    10.303         10.866              6,437
   1/1/2007 to 12/31/2007..............................    10.866         11.317             16,703
MetLife Conservative to Moderate Allocation Portfolio
   5/1/2005* to 12/31/2005.............................     9.999         10.521              2,188
   1/1/2006 to 12/31/2006..............................    10.521         11.359             95,025
   1/1/2007 to 12/31/2007..............................    11.359         11.745            113,293
MetLife Moderate Allocation Portfolio
   5/1/2005* to 12/31/2005.............................     9.999         10.752             55,018
   1/1/2006 to 12/31/2006..............................    10.752         11.864            196,707
   1/1/2007 to 12/31/2007..............................    11.864         12.213            345,479
MetLife Moderate to Aggressive Allocation Portfolio
   5/1/2005* to 12/31/2005.............................     9.999         10.978             36,461
   1/1/2006 to 12/31/2006..............................    10.978         12.371            185,461
   1/1/2007 to 12/31/2007..............................    12.371         12.674            206,402
MetLife Aggressive Allocation Portfolio
   5/1/2005* to 12/31/2005.............................     9.999         11.154              5,881
   1/1/2006 to 12/31/2006..............................    11.154         12.728             70,333
   1/1/2007 to 12/31/2007..............................    12.728         12.967             75,280
Cyclical Growth and Income ETF Sub-Account
   5/1/2006* to 12/31/2006.............................    10.517         11.168                422
   1/1/2007 to 12/31/2007..............................    11.168         11.612                  0
Cyclical Growth ETF Sub-Account
   5/1/2006* to 12/31/2006.............................    10.707         11.423                418
   1/1/2007 to 12/31/2007..............................    11.423         11.902              3,257
                                                                 1.60% VARIABLE ACCOUNT CHARGE
                                                        ------------------------------------------------
American Funds Bond Sub-Account
   5/1/2006* to 12/31/2006.............................    14.561         15.264             16,105
   1/1/2007 to 12/31/2007..............................    15.264         15.520             47,929
American Funds Global Small Capitalization Sub-Account
   5/1/2001* to 12/31/2001.............................     1.479          1.345            284,714
   1/1/2002 to 12/31/2002..............................     1.345          1.071          1,031,114
   1/1/2003 to 12/31/2003..............................     1.071          1.619          1,421,682
   1/1/2004 to 12/31/2004..............................     1.619          1.926          2,017,772
   1/1/2005 to 12/31/2005..............................     1.926          2.376          2,351,449
   1/1/2006 to 12/31/2006..............................     2.376          2.901          2,577,549
   1/1/2007 to 12/31/2007..............................     2.901          3.466          3,066,944
American Funds Growth Sub-Account
   5/1/2001* to 12/31/2001.............................    13.039         11.078            261,891
   1/1/2002 to 12/31/2002..............................    11.078          8.236            986,402
   1/1/2003 to 12/31/2003..............................     8.236         11.089          1,552,153
   1/1/2004 to 12/31/2004..............................    11.089         12.276          1,588,660
   1/1/2005 to 12/31/2005..............................    12.276         14.038          1,492,261
   1/1/2006 to 12/31/2006..............................    14.038         15.228          1,204,731
   1/1/2007 to 12/31/2007..............................    15.228         16.835          1,039,150
American Funds Growth-Income Sub-Account
   5/1/2001* to 12/31/2001.............................     8.544          8.240            315,481
   1/1/2002 to 12/31/2002..............................     8.240          6.622            999,190

--------
*  Date these Sub-accounts were first available.

                                                                NUMBER OF
                             ACCUMULATION                   ACCUMULATION UNITS
                             UNIT VALUE AT   ACCUMULATION     OUTSTANDING AT
                               BEGINNING      UNIT VALUE      END OF PERIOD
                               OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                             ------------- ---------------- ------------------
     1/1/2003 to 12/31/2003.     6.622           8.630          1,454,819
     1/1/2004 to 12/31/2004.     8.630           9.374          1,495,376
     1/1/2005 to 12/31/2005.     9.374           9.763          1,389,278
     1/1/2006 to 12/31/2006.     9.763          11.069          1,076,545
     1/1/2007 to 12/31/2007.    11.069          11.442            802,576

--------
/(1)/ For Contracts issued prior to May 1, 1995, and for Contracts in the annuity phase issued on and after May 1, 1995 the MFS(R) Total Return Sub-account Class A is available.
/(2)/ Previously, the Balanced Sub-Account. On April 30, 2004, the Balanced
      Portfolio that had been offered as an Eligible Fund through that date, merged with and into the MFS Total Return Portfolio. Information shown for the MFS Total Return Sub-Account reflects the unit value history of the Balanced Sub-Account through the date of the merger. For Contracts issued on and after May 1, 1995, the MFS Total Return Portfolio Class E is available during the accumulation phase.
/(3)/ Previously, the Capital Growth Sub-account. Effective May 1, 2002, the
      Zenith Equity Portfolio of the New England Zenith Fund changed its investment objective and policies and became a "fund of funds" that invests equally in three other series of the Zenith Fund. On or about April 28, 2003, these series of the Zenith Fund were reorganized into newly established portfolios of the Metropolitan Fund.
/(4)/ Previously, the MFS Research Managers Sub-Account. On April 30, 2004, the
      MFS Research Managers Portfolio that had been offered as an Eligible Fund through that date, merged with and into the MFS Investors Trust Portfolio. On April 28, 2006, the MFS Investors Trust Portfolio merged into the Legg Mason Value Equity Portfolio. Information shown for the Legg Mason Value Equity Sub-Account reflects the unit value history of the MFS Research Managers Sub-Account through the date of the April 30, 2004 merger.
/(5)/ For Contracts issued prior to May 1, 1995, and Contracts in the annuity phase issued on and after May 1, 1995 the MetLife Stock Index Sub-account Class A is available.
/(6)/ For Contracts issued on and after May 1, 1995, the MetLife Stock Index
      Portfolio Class B is available during the accumulation phase.
/(7)/ Previously, the Westpeak Stock Index Sub-account. On April 27, 2001, the
      MetLife Stock Index Portfolio--Class A was substituted for the Westpeak Stock Index Series of the New England Zenith Fund. Information shown for the MetLife Stock Index Sub-account Class A reflects the accumulation unit value history of the Westpeak Stock Index Sub-account through the date of the substitution.
/(8)/ Previously, the Morgan Stanley International Magnum Equity Sub-Account.
      On December 1, 2000, the Putnam International Stock Portfolio was substituted for the Morgan Stanley International Magnum Equity Series of the New England Zenith Fund, which is no longer available for investment under the Contract. The information shown for the FI International Stock Sub-Account reflects the accumulation unit value history of the Morgan Stanley International Equity Sub-Account through the date of the substitution. Effective January 7, 2008, FI International Stock Portfolio changed its name to Julius Baer International Stock Portfolio.
/(9)/ Previously, the Janus Growth Sub-Account. On April 28, 2003, the Janus
      Growth Portfolio that had been offered as an Eligible Fund through that date, merged with and into the Janus Aggressive Growth Portfolio. Information shown for the Janus Aggressive Growth Sub-Account is based on the May 1, 2001 inception date of the Janus Growth Sub-Account and reflects the unit value history of the Janus Growth Sub-Account through the date of the merger. Effective October 1, 2006, Janus Aggressive Growth Portfolio changed its name to Legg Mason Aggressive Growth Portfolio. Effective April 30, 2007, Legg Mason Aggressive Growth Portfolio changed its name to Legg Mason Partners Aggressive Growth Portfolio.
/(10)/Previously, the Janus Mid Cap Sub-Account. On April 30, 2004, the FI Mid
      Cap Opportunities Portfolio that had been offered as an Eligible Fund through that date, merged with and into the Janus Mid Cap Portfolio and immediately following the merger, the Janus Mid Cap Portfolio was renamed the FI Mid Cap Opportunities Portfolio. Information shown for the FI Mid Cap Opportunities Sub-Account (formerly the Janus Mid Cap Sub-Account) reflects the unit value history of the Janus Mid Cap Sub-Account through the date of the merger.

/(11)/Previously, the FI Mid Cap Opportunities Sub-Account. On April 30, 2004, the FI Mid Cap Opportunities Portfolio that had been offered as an Eligible Fund through that date, merged with and into the Janus Mid Cap Portfolio and immediately following the merger, the Janus Mid Cap Portfolio was renamed the FI Mid Cap Opportunities Portfolio. Information shown reflects the unit value history of the FI Mid Cap Opportunities Portfolio Sub-Account.
/(12)/Previously, the Met/Putnam Voyager Sub-Account. On April 29, 2005, the
      Met/Putnam Voyager Portfolio that had been offered as an Eligible Fund up through that date, merged with and into the Jennison Growth Portfolio. Information shown for the Jennison Growth Sub-Account (formerly the Met/Putnam Voyager Sub-Account) reflects the unit value history of the Met/Putnam Voyager Sub-Account through the date of the merger.
/(13)/Previously the MFS Investors Trust Sub-Account. On April 28, 2006, the
      MFS Investors Trust Portfolio that had been offered as an Eligible Fund up through that date, merged with and into the Legg Mason Value Equity Portfolio. Information shown for the Legg Mason Value Equity Sub-Account (formerly the MFS Investors Trust Sub-Account) reflects the unit value history of the MFS Investors Sub-Account Class A through the date of the merger.
/(14)/On or about April 30, 2007, BlackRock Large Cap Portfolio merged into
      BlackRock Large Cap Core Portfolio.
/(15)/On or about January 7, 2008 Harris Oakmark Large Cap Value Sub-Account of
      the Metropolitan Fund changed its name to MFS(R) Value Sub-Account. /(16)/On or about April 28, 2008, Neuberger Berman Real Estate Sub-Account
      changed its name to Clarion Global Real Estate Sub-Account.

   Information on units and unit values is useful because they affect the calculation of Contract Values. The value of a Contract is determined by multiplying the number of Accumulation Units in each sub-account credited to the Contract by the Accumulation Unit Value of the sub-account. The Accumulation Unit Value of a sub-account depends in part on the net investment experience of the Eligible Fund in which it invests. See "Contract Value and Accumulation Unit Value" for more information.

                                  PREMIUM TAX

   Premium tax rates are subject to change. At present the Company pays premium taxes in the following jurisdictions at the rates shown.

                         CONTRACTS USED WITH TAX
         JURISDICTION   QUALIFIED RETIREMENT PLANS ALL OTHER CONTRACTS
         ------------   -------------------------- -------------------
         California....            0.50%*                 2.35%
         Florida.......            1.00%                  1.00%
         Maine.........              --                   2.00%
         Nevada........              --                   3.50%
         Puerto Rico...            1.00%                  1.00%
         South Dakota..              --                   1.25%
         West Virginia.            1.00%                  1.00%
         Wyoming.......              --                   1.00%

--------
* Contracts sold to (S)408(a) IRA Trusts are taxed at 2.35%.

   See "Premium Tax Charges" in the prospectus for more information about how premium taxes affect the Contracts.

                               TABLE OF CONTENTS
                                    OF THE
                      STATEMENT OF ADDITIONAL INFORMATION
                            FOR ZENITH ACCUMULATOR

                                                                    PAGE
                                                                    -----
      HISTORY......................................................  II-3
      SERVICES RELATING TO THE VARIABLE ACCOUNT AND THE CONTRACTS..  II-3
      INVESTMENT ADVICE............................................  II-3
      DISTRIBUTION OF THE CONTRACTS................................  II-6
      CALCULATION OF PERFORMANCE DATA..............................  II-7
      CALCULATION OF YIELDS........................................  II-8
      NET INVESTMENT FACTOR........................................  II-9
      ANNUITY PAYMENTS............................................. II-10
      HYPOTHETICAL ILLUSTRATIONS OF ANNUITY INCOME PAYOUTS......... II-11
      HISTORICAL ILLUSTRATIONS OF ANNUITY INCOME PAYOUTS........... II-12
      TAX STATUS OF THE CONTRACTS.................................. II-12
      INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM................ II-13
      LEGAL MATTERS................................................ II-13
      FINANCIAL STATEMENTS FOR THE NEW ENGLAND VARIABLE ACCOUNT....     1
      FINANCIAL STATEMENTS FOR METROPOLITAN LIFE INSURANCE COMPANY.    F1

   If you would like a copy of any of the following Statements of Additional Information, please check the appropriate box below and mail to:

   New England Securities Corporation
   501 Boylston Street
   Boston, Massachusetts 02116

       [_]Zenith Accumulator -- The New England Variable Account
       [_]Metropolitan Series Fund, Inc.
       [_]Met Investors Series Trust
       [_]American Funds Insurance Series
       [_]Variable Insurance Products Fund
       [_]My current address is:

                        ----------------   Name    ----
                        Contract Number

                        ----------------   Address ----
                           Signature
                                                   ----
                                                   Zip

                       THE NEW ENGLAND VARIABLE ACCOUNT

                              ZENITH ACCUMULATOR
                 ISSUED BY METROPOLITAN LIFE INSURANCE COMPANY

                       SUPPLEMENT DATED OCTOBER 19, 2007
           TO THE PROSPECTUS DATED APRIL 30, 1999 (AS SUPPLEMENTED)

Recently, the IRS announced new regulations affecting 403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these programs to retain a tax deferred status under 403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under 403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed AFTER September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made AFTER September 24, 2007, to a contract that was funded by a 90-24 transfer ON OR BEFORE September 24, 2007, MAY subject the contract to this new employer requirement.

In consideration of these regulations, we have determined to only make available the Contract for purchase (including transfers) where your employer currently permits salary reduction contributions to be made to the Contract.

If your Contract was issued previously as a result of a 90-24 transfer completed on or before September 24, 2007, and you have never made salary reduction contributions into your Contract, we urge you to consult with your tax advisor prior to making additional purchase payments.

       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

               501 Boylston Street      Telephone (800) 435-4117
               Boston, MA 02116

                              ZENITH ACCUMULATOR

                     Individual Variable Annuity Contracts
                                   Issued By
                      Metropolitan Life Insurance Company
                                200 Park Avenue
                           New York, New York 10166

                              Designated Office:
                         Annuity Administrative Office
                                P.O. Box 14594
                           Des Moines, IA 50306-3594

                        SUPPLEMENT DATED APRIL 30, 2007
      TO THE PROSPECTUS DATED APRIL 30, 1999 (AS ANNUALLY SUPPLEMENTED).

   This supplement updates certain information in the prospectus dated April 30, 1999 (as annually supplemented), describing individual flexible and single purchase payment variable annuity contracts (the "Contracts") funded by The New England Variable Account (the "Variable Account"). You should read and retain this supplement. Certain additional information about the Contracts is contained in a Statement of Additional Information ("SAI") dated April 30, 2007, as it may be supplemented from time to time, which has been filed with the Securities and Exchange Commission ("SEC") and is incorporated herein by reference. A complete prospectus dated April 30, 1999, and any previous supplements, as well as the Statement of Additional Information, may be obtained free of charge by writing to New England Securities Corporation at 501 Boylston Street, Boston, Massachusetts 02116 or telephoning 1-800-777-5897.

   NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE CONTRACTS OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   THE SEC MAINTAINS A WEBSITE THAT CONTAINS THE SAI, MATERIAL INCORPORATED BY REFERENCE, AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SEC. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

   THE ELIGIBLE FUND PROSPECTUSES ARE ATTACHED. PLEASE READ THEM AND KEEP THEM FOR REFERENCE.

   WE DO NOT GUARANTEE HOW ANY OF THE SUB-ACCOUNTS OR ELIGIBLE FUNDS WILL PERFORM. THE CONTRACTS AND ELIGIBLE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

                                  HIGHLIGHTS

NON-NATURAL PERSONS AS OWNERS

   If the Owner of a non-qualified annuity Contract is not a natural person (e.g., a corporation, partnership or certain trusts) gains under the Contract are generally not eligible for tax deferral.

STATE VARIATIONS

   Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this supplement. This supplement updates certain information in the prospectus. Your actual Contract and any endorsements are the controlling documents. If you would like to review a copy of the Contract and endorsements, contact our Annuity Administrative Office.

                                 EXPENSE TABLE

   The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer cash value between Eligible Fund options. State premium taxes may also be deducted.

CONTRACT OWNER TRANSACTION EXPENSES

       Sales Charge Imposed on Purchase Payments.................................           None
       Contingent Deferred Sales Charge (as a percentage of Contract Value)       6.5% declining annually--
                                                                                        See Note (1)
       Transfer Fee(2)...........................................................            $10

--------
NOTES:
(1)The Contingent Deferred Sales Charge is a declining percentage of contract value withdrawn, as follows:

                   IF WITHDRAWN DURING CONTRACT YEAR  CHARGE
                   ---------------------------------  ------
                                   1.................  6.5%
                                   2.................  6.0%
                                   3.................  5.5%
                                   4.................  5.0%
                                   5.................  4.5%
                                   6.................  4.0%
                                   7.................  3.5%
                                   8.................  3.0%
                                   9.................  2.0%
                                  10.................  1.0%
                                  11.................    0%

(2)Currently, we do not charge this fee. We reserve the right to impose a charge of $10 on each transfer in excess of four per year.

   The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Eligible Fund fees and expenses.

ANNUAL CONTRACT FEE

                      Administration Contract Charge(1)..... $30

VARIABLE ACCOUNT ANNUAL EXPENSES
(as a percentage of average daily net assets in the sub-accounts)

                                                                       AMERICAN FUNDS
                                                                     BOND SUB-ACCOUNT,
                                                                       AMERICAN FUNDS
                                                                       GROWTH-INCOME
                                                                        SUB-ACCOUNT,
                                                                       AMERICAN FUNDS
                                                                    GROWTH SUB-ACCOUNT,
                                                                     AND AMERICAN FUNDS         ALL
                                                                        GLOBAL SMALL           OTHER
                                                                 CAPITALIZATION SUB-ACCOUNT SUB-ACCOUNTS
                                                                 -------------------------- ------------
       Mortality and Expense Risk Charge(2).....................           1.20%                .95%
                                                                           -----               -----
       Administration Asset Charge..............................            .40%                .40%
                                                                           =====               =====
              Total Variable Account Annual Expenses............           1.60%               1.35%
                                                                           -----               -----

--------
NOTE:
(1)The Administration Contract Charge is not imposed after annuitization.

(2)We are waiving .08% of the Mortality and Expense Risk Charge for the subaccount investing in the BlackRock Large Cap Core Portfolio.

   The next item shows the minimum and maximum total operating expenses charged by the Eligible Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Eligible Fund's fees and expenses is contained below and in the prospectus for each Eligible Fund.

RANGE OF ELIGIBLE FUND OPERATING EXPENSES
(as a percentage of average net assets)

                                                                                            MINIMUM MAXIMUM
                                                                                            ------- -------
TOTAL ANNUAL ELIGIBLE FUND OPERATING EXPENSES
(expenses that are deducted from Eligible Fund assets, including management fees,
  distribution (12b-1) fees, and other expenses)...........................................   .30%   1.30%

                                                                                            MINIMUM MAXIMUM
                                                                                            ------- -------
NET TOTAL ANNUAL ELIGIBLE FUND OPERATING EXPENSES(1)
(expenses that are deducted from Eligible Fund assets, including management fees, distribution (12b-1) fees, and other expenses after any applicable contractual waiver or
  reimbursement arrangement)...............................................................   .29%   1.30%

--------
NOTE:
(1)The range of Net Total Annual Eligible Fund Operating Expenses takes into account contractual arrangements for certain Eligible Funds that require the investment adviser to reimburse or waive Eligible Fund operating expenses until April 30, 2008, as described in more detail below.

   The following table shows the annual operating expenses for each Eligible Fund for the year ended December 31, 2006, before and after any applicable contractual expense subsidy or expense deferral arrangement:

ANNUAL ELIGIBLE FUND OPERATING EXPENSES (as a percentage of average net assets)(1)

                                                                                                        NET TOTAL
                                                                                                         ANNUAL
                                                                                                        PORTFOLIO
                                                                                                        EXPENSES
                                                                                                        INCLUDING
                                                                      GROSS   CONTRACTUAL  NET TOTAL    ESTIMATED
                                                  12B-1               TOTAL     EXPENSE   CONTRACTUAL  EXPENSES OF
                                    MANAGEMENT DISTRIBUTION  OTHER    ANNUAL  SUBSIDY OR    ANNUAL     UNDERLYING
                                       FEES        FEES     EXPENSES EXPENSES  DEFERRAL   EXPENSES(2) PORTFOLIOS(2)
                                    ---------- ------------ -------- -------- ----------- ----------- -------------

AMERICAN FUNDS INSURANCE SERIES(3)
American Funds Bond Fund...........    .41%        .25%       .01%      .67%       0%         .67%
American Funds Global Small
  Capitalization Fund..............    .72%        .25%       .05%     1.02%       0%        1.02%
American Funds Growth Fund.........    .32%        .25%       .02%      .59%       0%         .59%
American Funds Growth-Income
  Fund.............................    .27%        .25%       .01%      .53%       0%         .53%

FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS(3)
VIP Equity-Income Portfolio........    .47%          0%       .10%      .57%       0%         .57%
VIP Overseas Portfolio.............    .72%          0%       .16%      .88%       0%         .88%

MET INVESTORS SERIES TRUST(3)(4)
BlackRock Large-Cap Core
  Portfolio(5)(6)(7)...............    .63%        .25%       .22%     1.10%       0%        1.10%
Harris Oakmark International
  Portfolio........................    .78%        .15%       .13%     1.06%       0%        1.06%
Janus Forty Portfolio(5)(7)........    .65%        .25%       .06%      .96%       0%         .96%
Lazard Mid-Cap Portfolio...........    .70%        .25%       .06%     1.01%       0%        1.01%
Legg Mason Partners Aggressive
  Growth Portfolio(6)..............    .63%        .25%       .09%      .97%       0%         .97%
Legg Mason Value Equity
  Portfolio(8).....................    .64%          0%       .08%      .72%       0%         .72%
Lord Abbett Bond Debenture
  Portfolio........................    .50%        .25%       .04%      .79%       0%         .79%
MFS(R) Research International
  Portfolio........................    .72%        .25%       .14%     1.11%       0%        1.11%
Met/AIM Small Cap Growth
  Portfolio(6).....................    .87%        .25%       .06%     1.18%       0%        1.18%
Neuberger Berman Real Estate
  Portfolio........................    .64%        .25%       .04%      .93%       0%         .93%
Oppenheimer Capital Appreciation
  Portfolio(6).....................    .57%        .25%       .05%      .87%       0%         .87%
PIMCO Inflation Protected Bond
  Portfolio........................    .50%        .25%       .04%      .79%       0%         .79%
PIMCO Total Return Portfolio.......    .50%        .25%       .05%      .80%       0%         .80%
RCM Technology Portfolio(6)(9).....    .88%        .25%       .15%     1.28%       0%        1.28%
T. Rowe Price Mid-Cap Growth
  Portfolio........................    .75%        .25%       .03%     1.03%       0%        1.03%

                                                                                                         NET TOTAL
                                                                                                          ANNUAL
                                                                                                         PORTFOLIO
                                                                                                         EXPENSES
                                                                                                         INCLUDING
                                                                       GROSS   CONTRACTUAL  NET TOTAL    ESTIMATED
                                                   12B-1               TOTAL     EXPENSE   CONTRACTUAL  EXPENSES OF
                                     MANAGEMENT DISTRIBUTION  OTHER    ANNUAL  SUBSIDY OR    ANNUAL     UNDERLYING
                                        FEES        FEES     EXPENSES EXPENSES  DEFERRAL   EXPENSES(2) PORTFOLIOS(2)
                                     ---------- ------------ -------- -------- ----------- ----------- -------------
METROPOLITAN SERIES FUND, INC.
"METROPOLITAN FUND"(3)(10)
BlackRock Aggressive Growth
  Portfolio.........................    .72%        .25%       .06%     1.03%        0%       1.03%
BlackRock Bond Income
  Portfolio(11).....................    .39%          0%       .07%      .46%      .01%        .45%
BlackRock Diversified Portfolio.....    .44%        .25%       .07%      .76%        0%        .76%
BlackRock Large Cap Value
  Portfolio.........................    .70%        .15%       .11%      .96%        0%        .96%
BlackRock Legacy Large Cap Growth
  Portfolio.........................    .73%          0%       .07%      .80%        0%        .80%
BlackRock Money Market
  Portfolio(13).....................    .34%          0%       .04%      .38%      .01%        .37%
BlackRock Strategic Value
  Portfolio.........................    .82%          0%       .06%      .88%        0%        .88%
Davis Venture Value Portfolio.......    .71%         .0%       .04%      .75%        0%        .75%
FI International Stock Portfolio....    .85%          0%       .13%      .98%        0%        .98%
FI Large Cap Portfolio(29)..........    .78%        .25%       .06%     1.09%        0%       1.09%
FI Mid Cap Opportunities Portfolio..    .68%        .25%       .06%      .99%        0%        .99%
FI Value Leaders Portfolio..........    .64%          0%       .07%      .71%        0%        .71%
Franklin Templeton Small Cap Growth
  Portfolio(14).....................    .90%        .25%       .15%     1.30%        0%       1.30%
Harris Oakmark Focused Value
  Portfolio.........................    .72%          0%       .05%      .77%        0%        .77%
Harris Oakmark Large Cap Value
  Portfolio.........................    .72%        .15%       .06%      .93%        0%        .93%
Jennison Growth Portfolio...........    .63%          0%       .05%      .68%        0%        .68%
Lehman Brothers(R) Aggregate Bond
  Index Portfolio(15)...............    .25%        .25%       .06%      .56%      .01%        .55%
Loomis Sayles Small Cap
  Portfolio(16).....................    .90%          0%       .07%      .97%      .05%        .92%
MFS(R) Total Return Portfolio
  CLASS A(18)(29)...................    .53%          0%       .05%      .58%        0%        .58%
MFS(R) Total Return Portfolio
  CLASS E(18)(29)...................    .53%        .15%       .05%      .73%        0%        .73%
MetLife Mid Cap Stock Index
  Portfolio(17)(21).................    .25%        .25%       .08%      .58%      .01%        .57%
MetLife Stock Index Portfolio
  CLASS A(17)(19)...................    .25%          0%       .05%      .30%      .01%        .29%
MetLife Stock Index Portfolio
  CLASS B(17)(20)...................    .25%        .25%       .05%      .55%      .01%        .54%
Morgan Stanley EAFE(R) Index
  Portfolio(22)(23).................    .30%        .25%       .15%      .70%      .01%        .69%
Neuberger Berman Mid Cap Value
  Portfolio(29).....................    .65%        .25%       .06%      .96%        0%        .96%
Oppenheimer Global Equity
  Portfolio.........................    .53%        .25%       .09%      .87%        0%        .87%

                                                                                                        NET TOTAL
                                                                                                         ANNUAL
                                                                                                        PORTFOLIO
                                                                                                        EXPENSES
                                                                                                        INCLUDING
                                                                      GROSS   CONTRACTUAL  NET TOTAL    ESTIMATED
                                                  12B-1               TOTAL     EXPENSE   CONTRACTUAL  EXPENSES OF
                                    MANAGEMENT DISTRIBUTION  OTHER    ANNUAL  SUBSIDY OR    ANNUAL     UNDERLYING
                                       FEES        FEES     EXPENSES EXPENSES  DEFERRAL   EXPENSES(2) PORTFOLIOS(2)
                                    ---------- ------------ -------- -------- ----------- ----------- -------------
Russell 2000(R) Index
  Portfolio(17)(23)................    .25%        .25%       .11%     .61%       .01%        .60%
T. Rowe Price Large Cap Growth
  Portfolio........................    .60%        .25%       .08%     .93%         0%        .93%
T. Rowe Price Small Cap Growth
  Portfolio........................    .51%        .25%       .07%     .83%         0%        .83%
Western Asset Management Strategic
  Bond Opportunities Portfolio.....    .63%          0%       .07%     .70%         0%        .70%
Western Asset Management
  U.S. Government Portfolio........    .50%          0%       .07%     .57%         0%        .57%
Zenith Equity Portfolio(24)........      0%          0%       .01%     .01%         0%        .01%         .72%

METROPOLITAN FUND-ASSET ALLOCATION
  PORTFOLIOS(3)(10)
MetLife Conservative Allocation
  Portfolio (25)(26)...............    .10%        .25%       .09%     .44%       .09%        .35%         .96%
MetLife Conservative to Moderate
  Allocation Portfolio (25)(26)....    .10%        .25%       .02%     .37%       .02%        .35%        1.00%
MetLife Moderate Allocation
  Portfolio (25)(26)...............    .10%        .25%       .01%     .36%       .01%        .35%        1.05%
MetLife Moderate to Aggressive
  Portfolio (25)(26)...............    .10%        .25%       .01%     .36%       .01%        .35%        1.10%
MetLife Aggressive Allocation
  Portfolio (25)(26)...............    .10%        .25%       .07%     .42%       .07%        .35%        1.10%

MET INVESTORS SERIES TRUST-ETF
  PORTFOLIOS(3)(4)
Cyclical Growth and Income ETF
  Portfolio(27)(28)................    .45%        .25%       .11%     .81%       .01%        .80%        1.05%
Cyclical Growth ETF
  Portfolio(27)(28)................    .45%        .25%       .09%     .79%         0%        .79%        1.03%

--------
NOTES:
(1) The Eligible Fund expenses used to prepare this table were provided to us by the Eligible Funds. We have not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2006. Current or future expenses may be greater or less than those shown.

(2) Net Total Contractual Annual Expenses do not reflect any expense reductions resulting from directed brokerage arrangements or voluntary waivers.

(3) Our Affiliate, MetLife Advisers, LLC ("MetLife Advisers") is the investment manager for the Portfolios of the Metropolitan Fund, including the Metropolitan Fund Asset Allocation Portfolios. Our Affiliate, Met Investors Advisory LLC ("Met Investors Advisory") is the manager of the Portfolios of the Met Investors Series Trust. Capital Research and Management Company is the investment adviser of the American Funds Insurance Series. Fidelity Management & Research Company is the investment advisor to the Portfolios of the Variable Insurance Products Fund.

(4) Other Expenses have been restated to reflect new custodian, fund administration and transfer agent fee schedules, as if these fee schedules had been in effect during the previous fiscal year.

(5) Other Expenses have been restated to reflect the current Met Investors Series Trust fee schedule, as if that schedule had applied to the Portfolio for the entire fiscal year.

(6) The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the previous fiscal year.

(7) This is a new share class for this Portfolio. Operating expenses are estimated based on the expenses of the Class A shares of the Portfolio.

(8) Other Expenses reflect the repayment of fees previously waived or expenses previously paid by the Investment Adviser, under the terms of prior expense limitation agreements, in the amount of 0.02%.

(9) Other Expenses reflect the repayment of fees previously waived or expenses previously paid by the Investment Adviser, under the terms of prior expense limitation agreements, in the amount of 0.04%.

(10) Other Expenses have been restated to reflect current fees, as if current fees had been in effect for the previous fiscal year.

(11) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2007 through April 30, 2008, to reduce the Management Fee to the annual rate of 0.325% for amounts over $1 billion but less than $2 billion.

(12) Other Expenses reflect the repayment of expenses previously paid by the Investment Adviser, under the terms of prior expense limitation agreements, in the amount of 0.02%.

(13) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2007 through April 30, 2008, to reduce the Management Fee to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million.

(14) Other Expenses reflect the repayment of fees previously waived or expenses previously paid by the Investment Adviser, under the terms of prior expense limitation agreements, in the amount of 0.03%.

(15) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2007 through April 30, 2008, to reduce the Management Fee of the Portfolio to 0.244%.

(16) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2007 through April 30, 2008, to reduce the Management Fee of the Portfolio by 0.05%.

(17) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2007 through April 30, 2008, to reduce the Management Fee of the Portfolio to 0.243%.

(18) For Contracts issued prior to May 1, 1995, the MFS Total Return Portfolio Class A is available. For Contracts issued on and after May 1, 1995, the MFS Total Return Portfolio Class E is available during the accumulation phase and the MFS Total Return Portfolio Class A is available during the annuity phase.

(19) For Contracts issued prior to May 1, 1995, the MetLife Stock Index Portfolio Class A is available. Class A shares of MetLife Stock Index Portfolio were substituted for the Westpeak Stock Index Series on April 27, 2001.

(20) For Contracts issued on and after May 1, 1995, the MetLife Stock Index Portfolio Class B is available during the accumulation phase and the MetLife Stock Index Portfolio Class A is available during the annuity phase.

(21) Other Expenses include 0.01% of "Acquired Fund Fees and Expenses," which are fees and expenses attributable to underlying portfolios in which the Portfolio invested during the preceding fiscal year.

(22) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2007 through April 30, 2008, to reduce the Management Fee of the Portfolio to 0.293%.

(23) Other Expenses include 0.02% of "Acquired Fund Fees and Expenses," which are fees and expenses attributable to underlying portfolios in which the Portfolio invested during the preceding fiscal year.

(24) The Zenith Equity Portfolio is a "fund of funds" that invests equally in three other Portfolios of the Metropolitan Fund: the FI Value Leaders Portfolio, the Jennison Growth Portfolio and the Capital Guardian U.S. Equity Portfolio (together, the "Underlying Portfolios"). The Zenith Equity Portfolio has its own operating expenses and bears its pro rata portion of the operating expenses of the Underlying Portfolios including the management fee. For the year ended December 31, 2006, the gross and net total annual operating expenses of the Underlying Portfolios were 0.71%. Contract Owners may be able to realize lower aggregate expenses by investing directly in the Underlying Portfolios instead of investing in the Zenith Equity Portfolio.

(25) These Portfolios are "funds of funds" that invest substantially all of their assets in other portfolios of the Met Investors Series Trust and the Metropolitan Series Fund, Inc. Because the Portfolios invest in other underlying portfolios, each Portfolio will also bear it's pro rata portion of the operating expenses of the underlying portfolios in which the Portfolio invests, including the management fee. The weighted average of the total operating expenses of the underlying portfolios, after any applicable fee waivers and expense reimbursements, as of December 31, 2006, were: 0.61% for the MetLife Conservative Allocation Portfolio, 0.65% for the MetLife Conservative to Moderate Allocation Portfolio, 0.70% for the MetLife Moderate Allocation Portfolio, 0.75% for the MetLife Moderate to Aggressive Allocation Portfolio and 0.75% for the MetLife Aggressive Allocation Portfolio. The total operating expenses of the Portfolios, including the weighted average of the total operating expenses of the underlying portfolios, before any applicable fee waivers and expense reimbursements, as of December 31, 2006, were: 1.05% for the MetLife Conservative Allocation Portfolio, 1.02% for the MetLife Conservative to Moderate Allocation Portfolio, 1.07% for the MetLife Moderate Allocation Portfolio, 1.11% for the MetLife Moderate to Aggressive Allocation Portfolio and 1.18% for the MetLife Aggressive Allocation Portfolio. Contract Owners may be able to realize lower aggregate expenses by investing directly in the underlying portfolios instead of investing in the Portfolios. A Contract Owner who chooses to invest directly in the underlying portfolios would not, however, receive the asset allocation services provided by MetLife Advisers, LLC. (See the fund prospectus for a description of each Portfolio's target allocation.)

(26) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2007 through April 30, 2008, to waive fees or pay all expenses (other than brokerage costs, taxes, interest and any extraordinary expenses) so as to limit net total annual operating expenses of the Portfolio to 0.10%, excluding 12b- fees.

(27) The Portfolio primarily invests its assets in other investment companies known as exchange-traded funds ("Underlying ETFs"). As an investor in an Underlying ETF or other investment company, the Portfolio also will bear its pro-rata portion of the operating expenses of that Underlying ETF or other investment company. The weighted average of the total operating expenses of the Underlying ETFs or other investment companies, based upon the allocation of assets as of December 31, 2006, were: 0.25% for the Cyclical Growth and Income ETF Portfolio, and 0.24% for the Cyclical Growth ETF Portfolio. The total operating expenses of the Portfolio, including the weighted average of the total operating expenses of the Underlying ETFs or other investment companies as of December 31, 2006, before any applicable fee waivers and expense reimbursements, were: 1.06% for the Cyclical Growth and Income ETF Portfolio, and 1.03% for the Cyclical Growth ETF Portfolio. See the prospectus for the portfolios for a description of the allocation targets for each portfolio.

(28) Pursuant to an expense limitation agreement, the Investment Adviser has agreed, for a period of one year commencing May 1, 2007, to limit its fee and to reimburse expenses to the extent necessary to limit total operating expenses to 0.55%, excluding 12b-1 fees.

(29) The Management Fee has been restated to reflect current fees, as if the current fees had been in effect for the previous fiscal year.

EXAMPLE

   The Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, Variable Account annual expenses, and Eligible Fund fees and expenses.(1)

   The Example assumes that you invest $10,000 in a Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the (a) maximum and (b) minimum fees and expenses of any of the Eligible Funds (before reimbursement and/or waiver). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

    (1)If you surrender your Contract or annuitize under a non-life contingency option (with applicable contingent deferred sales charges deducted) at the end of the applicable time period:

                                             1 YEAR 3 YEARS 5 YEARS 10 YEARS
                                             ------ ------- ------- --------
    (a).....................................  $873  $1,371  $1,886   $3,146
    (b).....................................  $778  $1,085  $1,405   $2,144

    (2)If you do NOT surrender your Contract or if you annuitize under a variable life contingency option (no contingent deferred sales charges would be deducted(2)):

                                             1 YEAR 3 YEARS 5 YEARS 10 YEARS
                                             ------ ------- ------- --------
    (a).....................................  $275   $842   $1,435   $3,034
    (b).....................................  $175   $541   $  931   $2,021

   PLEASE REMEMBER THAT THE EXAMPLES ARE SIMPLY ILLUSTRATIONS AND DO NOT REFLECT PAST OR FUTURE EXPENSES. Your actual expenses may be higher or lower than those reflected in the examples depending on the features you choose. Similarly your rate of return may be more or less than the 5% assumed in the examples.
--------
NOTES:
(1)The examples do not reflect transfer fees or premium taxes (which may range up to 3.5%, depending on the jurisdiction). In these examples, the average Administration Contract Charge of 0.068% has been used. (See Note (1) to the first table on p. A-3.)

(2)The same would apply if you elect to annuitize under a fixed life contingency option unless your Contract has been in effect less than five years, in which case the expenses shown in the first three columns of the first example would apply. (See "Contingent Deferred Sales Charge".)

--------------------------------------------------------------------------------
Condensed financial information containing the Accumulation Unit Value history appears at the end of this prospectus (p. A-34).

                                  THE COMPANY

   The Company is a life insurance company and wholly-owned subsidiary of MetLife, Inc., a publicly traded company, whose principal office is at One Madison Avenue, New York, N.Y. 10010. The Company was organized in 1868 under the laws of the State of New York and has engaged in the life insurance business under its present name since 1868. It operates as a life insurance company in all 50 states, the District of Columbia, Puerto Rico and all provinces of Canada. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and group customers.

   New England Life Insurance Company ('NELICO"), a subsidiary of the Company, provides administrative services for the Contracts and the Variable Account pursuant to an administrative services agreement with the Company. These administrative services include maintenance of Contract Owner records and accounting, valuation, regulatory and reporting services. NELICO is located at 501 Boylston Street, Boston, Massachusetts 02116. The Company's Designated Office for receipt of Purchase Payments, loan repayments, requests and elections, and communications regarding death of the Annuitant, as further described below, is Annuity Administrative Office, P.O. Box 14594 Des Moines, IA 50306-3594.

                             THE VARIABLE ACCOUNT

   The amount of the guaranteed death benefit that exceeds the Contract Value is paid from our general account. Benefit amounts paid from the general account are subject to the claims-paying ability of the Company.

                      INVESTMENTS OF THE VARIABLE ACCOUNT

   Purchase payments applied to the Variable Account will be invested in one or more of the Eligible Funds listed below, at net asset value without deduction of any sales charge, in accordance with the selection you make in your application. You may change your selection of Eligible Funds for future purchase payments at any time without charge. (See "Requests and Elections.") You also may transfer previously invested amounts among the Eligible Funds, subject to certain conditions. (See "Transfer Privilege.") Your Contract Value may be distributed among no more than 10 accounts (including the Fixed Account) at any time. The Company reserves the right to add or remove Eligible Funds from time to time as investments for the Variable Account. See "Substitution of Investments."

   The investment objectives and policies of certain Eligible Funds are similar to the investment objectives and policies of other funds that may be managed by the same sub-adviser. The investment results of the Eligible Funds, however, may be higher or lower than the results of such other funds. There can be no assurance, and no representation is made, that the investment results of any of the Eligible Funds will be comparable to the investment results of any other fund, even if the other fund has the same sub-adviser.

   You will find complete information about the Eligible Funds, including the risks associated with each, in the accompanying prospectuses. They should be read along with this prospectus.

AMERICAN FUNDS BOND FUND

   The American Funds Bond Fund's investment objective is to maximize current income and preserve capital by investing primarily in fixed-income securities.

AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION FUND

   The American Funds Global Small Capitalization Fund's investment objective is to seek capital appreciation through stocks.

AMERICAN FUNDS GROWTH FUND

   The American Funds Growth Fund's investment objective is to seek both capital appreciation through stocks.

AMERICAN FUNDS GROWTH-INCOME FUND

   The American Funds Growth-Income Fund's Investment objective is to seek capital appreciation and income.

FIDELITY(R) VIP EQUITY-INCOME PORTFOLIO

   The VIP Equity-Income Portfolio seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund's goal is to achieve a yield which exceeds the composite yield on securities comprising the Standard & Poor's 500/SM/ Index (S&P 500(R)).

FIDELITY(R) VIP OVERSEAS PORTFOLIO

   The VIP Overseas Portfolio seeks long-term growth of capital.

BLACKROCK AGGRESSIVE GROWTH PORTFOLIO

   The BlackRock Aggressive Growth Portfolio's investment objective is maximum capital appreciation.

BLACKROCK BOND INCOME PORTFOLIO

   The BlackRock Bond Income Portfolio's investment objective is a competitive total return primarily from investing in fixed-income securities.

BLACKROCK DIVERSIFIED PORTFOLIO

   The BlackRock Diversified Portfolio's investment objective is high total return while attempting to limit investment risk and preserve capital.

BLACKROCK LARGE-CAP CORE PORTFOLIO (FORMERLY BLACKROCK LARGE CAP PORTFOLIO, WHICH WAS FORMERLY BLACKROCK INVESTMENT TRUST PORTFOLIO)

   The BlackRock Large-Cap Core Portfolio's investment objective is long-term growth of capital and income.

BLACKROCK LARGE CAP VALUE PORTFOLIO

   The BlackRock Large Cap Value Portfolio's investment objective is long-term growth of capital.

BLACKROCK LEGACY LARGE CAP GROWTH PORTFOLIO

   The BlackRock Legacy Large Cap Growth Portfolio's investment objective is long-term growth of capital.

BLACKROCK MONEY MARKET PORTFOLIO

   The BlackRock Money Market Portfolio's investment objective is a high level of current income consistent with preservation of capital. An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the BlackRock Money Market Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the BlackRock Money Market Portfolio.

   During extended periods of low interest rates, the yields of the subaccount investing in the BlackRock Money Market Portfolio may become extremely low and possibly negative.

BLACKROCK STRATEGIC VALUE PORTFOLIO

   The BlackRock Strategic Value Portfolio's investment objective is high total return, consisting principally of capital appreciation.

DAVIS VENTURE VALUE PORTFOLIO

   The Davis Venture Value Portfolio's investment objective is growth of capital.

FI INTERNATIONAL STOCK PORTFOLIO

   The FI International Stock Portfolio's investment objective is long-term growth of capital.

FI LARGE CAP PORTFOLIO

   The FI Large Cap Portfolio's investment objective is long-term growth of capital.

FI MID CAP OPPORTUNITIES PORTFOLIO

   The FI Mid Cap Opportunities Portfolio's investment objective is long-term growth of capital.

FI VALUE LEADERS PORTFOLIO

   The FI Value Leaders Portfolio's investment objective is long-term growth of capital.

FRANKLIN TEMPLETON SMALL CAP GROWTH PORTFOLIO

   The Franklin Templeton Small Cap Growth Portfolio's investment objective is long-term capital growth.

HARRIS OAKMARK FOCUSED VALUE PORTFOLIO

   The Harris Oakmark Focused Value Portfolio's investment objective is long-term capital appreciation.

HARRIS OAKMARK INTERNATIONAL PORTFOLIO

   The Harris Oakmark International Portfolio's investment objective is to seek long-term capital appreciation.

HARRIS OAKMARK LARGE CAP VALUE PORTFOLIO

   The Harris Oakmark Large Cap Value Portfolio's investment objective is long-term capital appreciation.

JANUS FORTY PORTFOLIO

   The Janus Forty Portfolio's investment objective is capital appreciation.

JENNISON GROWTH PORTFOLIO

   The Jennison Growth Portfolio's investment objective is long-term growth of capital.

LAZARD MID-CAP PORTFOLIO

   The Lazard Mid-Cap Portfolio's investment objective is long-term growth of capital.

LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO (FORMERLY LEGG MASON AGGRESSIVE GROWTH PORTFOLIO, WHICH WAS FORMERLY JANUS AGGRESSIVE GROWTH PORTFOLIO)

   The Legg Mason Partners Aggressive Growth Portfolio's investment objective is capital appreciation.

LEGG MASON VALUE EQUITY PORTFOLIO

   The Legg Mason Value Equity Portfolio's investment objective is long-term capital appreciation.

LEHMAN BROTHERS(R) AGGREGATE BOND INDEX PORTFOLIO

   The Lehman Brothers(R) Aggregate Bond Index Portfolio's investment objective is to equal the performance of the Lehman Brothers(R) Aggregate Bond Index.

LOOMIS SAYLES SMALL CAP PORTFOLIO

   The Loomis Sayles Small Cap Portfolio's investment objective is long-term capital growth from investments in common stocks or other equity securities.

LORD ABBETT BOND DEBENTURE PORTFOLIO

   The Lord Abbett Bond Debenture Portfolio's investment objective is to provide high current income and the opportunity for capital appreciation to produce a high total return.

MFS(R) RESEARCH INTERNATIONAL PORTFOLIO

   The MFS(R) Research International Portfolio's investment objective is capital appreciation.

MFS(R) TOTAL RETURN PORTFOLIO

   The MFS(R) Total Return Portfolio's investment objective is a favorable total return through investment in a diversified portfolio.

   FOR CONTRACTS ISSUED PRIOR TO MAY 1, 1995, THE MFS TOTAL RETURN PORTFOLIO CLASS A IS AVAILABLE. FOR CONTRACTS ISSUED ON AND AFTER MAY 1, 1995, THE MFS TOTAL RETURN PORTFOLIO CLASS E IS AVAILABLE DURING THE ACCUMULATION PHASE AND THE MFS TOTAL RETURN PORTFOLIO CLASS A IS AVAILABLE DURING THE ANNUITY PHASE. SEE THE EXPENSE TABLE--METROPOLITAN SERIES FUND, INC. (P. A-5) FOR EXPENSE DIFFERENCES FOR THESE CLASSES.

MET/AIM SMALL CAP GROWTH PORTFOLIO

   The Met/AIM Small Cap Growth Portfolio's investment objective is long-term growth of capital.

METLIFE MID CAP STOCK INDEX PORTFOLIO

   The MetLife Mid Cap Stock Index Portfolio's investment objective is to equal the performance of the Standard & Poor's MidCap 400 Composite Stock Price Index ("S&P MidCap 400 Index").

METLIFE STOCK INDEX PORTFOLIO

   The MetLife Stock Index Portfolio's investment objective is to equal the performance of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index").

   FOR CONTRACTS ISSUED PRIOR TO MAY 1, 1995, THE METLIFE STOCK INDEX PORTFOLIO CLASS A IS AVAILABLE. FOR CONTRACTS ISSUED ON AND AFTER MAY 1, 1995, THE METLIFE STOCK INDEX PORTFOLIO CLASS B IS AVAILABLE DURING THE ACCUMULATION PHASE AND THE METLIFE STOCK INDEX PORTFOLIO CLASS A IS AVAILABLE DURING THE ANNUITY PHASE. SEE THE EXPENSE TABLE--METROPOLITAN SERIES FUND, INC. (P. A-5) FOR EXPENSE DIFFERENCES FOR THESE CLASSES.

MORGAN STANLEY EAFE(R) INDEX PORTFOLIO

   The Morgan Stanley EAFE(R) Index Portfolio's investment objective is to equal the performance of the MSCI EAFE(R) Index ("Morgan Stanley Capital International Europe Australasia Far East Index").

NEUBERGER BERMAN MID CAP VALUE PORTFOLIO

   The Neuberger Berman Mid Cap Value Portfolio's investment objective is capital growth.

NEUBERGER BERMAN REAL ESTATE PORTFOLIO

   The Neuberger Berman Real Estate Portfolio's investment objective is to seek total return through investment in real estate securities, emphasizing both capital appreciation and current income.

OPPENHEIMER GLOBAL EQUITY PORTFOLIO

   The Oppenheimer Global Equity Portfolio's investment objective is capital appreciation.

OPPENHEIMER CAPITAL APPRECIATION PORTFOLIO

   The Oppenheimer Capital Appreciation Portfolio's investment objective is capital appreciation.

PIMCO INFLATION PROTECTED BOND PORTFOLIO

   The PIMCO Inflation Protected Bond Portfolio's investment objective is maximum real return, consistent with preservation of capital and prudent investment management.

PIMCO TOTAL RETURN PORTFOLIO

   The PIMCO Total Return Portfolio's investment objective is to seek maximum total return, consistent with the preservation of capital and prudent investment management.

RCM TECHNOLOGY PORTFOLIO (FORMERLY RCM GLOBAL TECHNOLOGY PORTFOLIO)

   The RCM Technology Portfolio's investment objective is to seek capital appreciation, no consideration is given to income.

RUSSELL 2000(R) INDEX PORTFOLIO

   The Russell 2000(R) Index Portfolio's investment objective is to equal the return of the Russell 2000(R) Index.

T. ROWE PRICE LARGE CAP GROWTH PORTFOLIO

   The T. Rowe Price Large Cap Growth Portfolio's investment objective is long-term growth of capital and, secondarily, dividend income.

T. ROWE PRICE MID-CAP GROWTH PORTFOLIO

   The T. Rowe Price Mid-Cap Growth Portfolio's investment objective is long-term growth of capital.

T. ROWE PRICE SMALL CAP GROWTH PORTFOLIO

   The T. Rowe Price Small Cap Growth Portfolio's investment objective is long-term capital growth.

WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES PORTFOLIO

   The Western Asset Management Strategic Bond Opportunities Portfolio's investment objective is to maximize total return consistent with preservation of capital.

WESTERN ASSET MANAGEMENT U.S. GOVERNMENT PORTFOLIO

   The Western Asset Management U.S. Government Portfolio's investment objective is to maximize total return consistent with preservation of capital and maintenance of liquidity.

ZENITH EQUITY PORTFOLIO

   The Zenith Equity Portfolio's investment objective is long-term capital appreciation.

                          ASSET ALLOCATION PORTFOLIOS

METLIFE CONSERVATIVE ALLOCATION PORTFOLIO

   The MetLife Conservative Allocation Portfolio's investment objective is a high level of current income, with growth of capital as a secondary objective.

METLIFE CONSERVATIVE TO MODERATE ALLOCATION PORTFOLIO

   The MetLife Conservative to Moderate Allocation Portfolio's investment objective is a high total return in the form of income and growth of capital, with a greater emphasis on income.

METLIFE MODERATE ALLOCATION PORTFOLIO

   The MetLife Moderate Allocation Portfolio's investment objective is a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.

METLIFE MODERATE TO AGGRESSIVE ALLOCATION PORTFOLIO

   The MetLife Moderate to Aggressive Allocation Portfolio's investment objective is growth of capital.

METLIFE AGGRESSIVE ALLOCATION PORTFOLIO

   The MetLife Aggressive Allocation Portfolio's investment objective is growth of capital.

                       EXCHANGE TRADED FUNDS PORTFOLIOS

CYCLICAL GROWTH AND INCOME ETF PORTFOLIO

   The Cyclical Growth and Income ETF Portfolio's investment objective is growth of capital and income.

CYCLICAL GROWTH ETF PORTFOLIO

   The Cyclical Growth ETF Portfolio's investment objective is growth of capital.

INVESTMENT ADVICE

   MetLife Advisers, an affiliate of the Company, serves as Investment Adviser for each Portfolio of the Metropolitan Fund. The chart below shows the Subadviser of each Portfolio. MetLife Advisers oversees and recommends the hiring or replacement of its Subadvisers and is ultimately responsible for the investment performance of these Eligible Funds. Each Subadviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940.

Portfolio                                              Subadviser
---------                                              ----------
BlackRock Aggressive Growth                            BlackRock Advisors, LLC/(1)/
BlackRock Bond Income                                  BlackRock Advisors, LLC/(1)/
BlackRock Diversified                                  BlackRock Advisors, LLC/(1)/
BlackRock Large Cap Value                              BlackRock Advisors, LLC/(1)/
BlackRock Legacy Large Cap Growth                      BlackRock Advisors, LLC/(1)/
BlackRock Money Market                                 BlackRock Advisors, LLC/(1)/
BlackRock Strategic Value                              BlackRock Advisors, LLC/(1)/
Davis Venture Value                                    Davis Selected Advisers, L.P./(2)/
FI International Stock                                 Fidelity Management & Research Company
FI Large Cap                                           Fidelity Management & Research Company
FI Mid Cap Opportunities                               Fidelity Management & Research Company
FI Value Leaders                                       Fidelity Management & Research Company
Franklin Templeton Small Cap Growth                    Franklin Advisers, Inc.
Harris Oakmark Focused Value                           Harris Associates L.P.
Harris Oakmark Large Cap Value                         Harris Associates L.P.
Jennison Growth                                        Jennison Associates LLC
Lehman Brothers(R) Aggregate Bond Index                MetLife Investment Advisors Company, LLC/(3)/
Loomis Sayles Small Cap                                Loomis, Sayles & Company, L.P.
MFS(R) Total Return                                    Massachusetts Financial Services Company
MetLife Mid Cap Stock Index                            MetLife Investment Advisors Company, LLC/(3)/
MetLife Stock Index                                    MetLife Investment Advisors Company, LLC/(3)/
Morgan Stanley EAFE(R) Index                           MetLife Investment Advisors Company, LLC/(3)/
Neuberger Berman Mid Cap Value                         Neuberger Berman Management Inc.
Oppenheimer Global Equity                              OppenheimerFunds, Inc.
Russell 2000(R) Index                                  MetLife Investment Advisors Company, LLC/(3)/
T. Rowe Price Large Cap Growth                         T. Rowe Price Associates, Inc.
T. Rowe Price Small Cap Growth                         T. Rowe Price Associates, Inc.
Western Asset Management Strategic Bond Opportunities  Western Asset Management Company
Western Asset Management U.S. Government               Western Asset Management Company
Zenith Equity/(4)/                                     N/A/(4)/
MetLife Aggressive Allocation/(5)/                     N/A/(5)/
MetLife Conservative Allocation/(5)/                   N/A/(5)/
MetLife Conservative to Moderate Allocation/(5)/       N/A/(5)/
MetLife Moderate Allocation/(5)/                       N/A/(5)/
MetLife Moderate to Aggressive Allocation/(5)/         N/A/(5)/

--------
/(1)/Effective September 28, 2006, BlackRock Advisors, LLC replaced BlackRock
     Advisors, Inc. as subadviser.

/(2)/Davis Selected Advisers, L.P. may delegate any of its responsibilities to Davis Selected Advisers--NY. Inc., a wholly-owned subsidiary.

/(3)/Effective April 30, 2007, MetLife Investment Advisors Company, LLC replaced Metropolitan Life Insurance Company as subadviser.


/(4)/The Zenith Equity Portfolio is a "fund of funds" that invests equally in three other Portfolios of the Metropolitan Fund: the FI Value Leaders Portfolio, the Jennison Growth Portfolio and the Capital Guardian U.S. Equity Portfolio (together, the "Underlying Portfolios"). The Zenith Equity Portfolio has its own operating expenses and bears its pro rata portion of the operating expenses of the Underlying Portfolios including the management fee. Contract Owners may be able to realize lower aggregate expenses by investing directly in the Underlying Portfolios instead of investing in the Zenith Equity Portfolio.

/(5)/Metropolitan Fund Asset Allocation Portfolios: The MetLife Conservative
    Allocation Portfolio, the MetLife Conservative to Moderate Allocation Portfolio, the MetLife Moderate Allocation Portfolio, the MetLife Moderate to Aggressive Allocation Portfolio, and the MetLife Aggressive Allocation Portfolio (collectively, the "Asset Allocation Portfolios") are "fund of funds" that invest in Class A shares of a diversified group of other underlying portfolios (Eligible Funds) of the Metropolitan Fund and Met Investors Series Trust. Although there is no subadviser, there is an Asset Allocation Committee of investment professionals at MetLife Advisers that are responsible for the management of the Allocation Portfolios. Each underlying portfolio has its own subadviser.

   For more information regarding the Investment Adviser and the Subadviser of the Metropolitan Fund Portfolios, see the Statement of Additional Information for the Contracts, and also see the Metropolitan Fund prospectus attached at the end of this prospectus and its Statement of Additional Information.

   Met Investors Advisory LLC (formerly Met Investors Advisory Corp.) is an affiliate of the Company and is the Manager (I.E. investment adviser) for the Met Investors Series Trust Portfolios. Each of the Met Investor Series Trust Portfolios also has an Adviser (I.E. subadviser).

Portfolio                                   Adviser (Subadviser)
---------                                   --------------------
BlackRock Large-Cap Core/(1)/               BlackRock Advisors, LLC
Harris Oakmark International                Harris Associates L.P.
Janus Forty Portfolio                       Janus Capital Management LLC
Lazard Mid-Cap                              Lazard Asset Management LLC
Legg Mason Partners Aggressive Growth/(2)/  ClearBridge Advisors, LLC/(3)/
Legg Mason Value Equity                     Legg Mason Capital Management, Inc.
Lord Abbett Bond Debenture                  Lord, Abbett & Co. LLC
MFS(R) Research International               Massachusetts Financial Services Company
Met/AIM Small Cap Growth                    A I M Capital Management, Inc.
Neuberger Berman Real Estate                Neuberger Berman Management Inc.
Oppenheimer Capital Appreciation            OppenheimerFunds, Inc.
PIMCO Inflation Protected Bond              Pacific Investment Management Company LLC
PIMCO Total Return                          Pacific Investment Management Company LLC
RCM Technology/(4)/                         RCM Capital Management LLC
T. Rowe Price Mid-Cap Growth                T. Rowe Price Associates, Inc.
Cyclical Growth and Income ETF              Gallatin Asset Management, Inc.
Cyclical Growth ETF                         Gallatin Asset Management, Inc.

--------
/(1)/Effective October 2, 2006, BlackRock Investment Trust Portfolio of the
     Metropolitan Fund changed its name to BlackRock Large Cap Portfolio. On or about April 30, 2007, BlackRock Large Cap Portfolio of the Metropolitan Fund merged with and into BlackRock Large-Cap Core Portfolio of the Met Investors Series Trust.

/(2)/Effective October 1, 2006, Janus Aggressive Growth Portfolio changed its name to Legg Mason Aggressive Growth Portfolio. Effective April 30, 2007, Legg Mason Aggressive Growth Portfolio changed its name to Legg Mason Partners Aggressive Growth Portfolio.

/(3)/Effective October 2, 2006, ClearBridge Advisors, LLC replaced Janus
     Capital Management, LLC as subadviser.

/(4)/Effective April 30, 2007, RCM Global Technology Portfolio changed its name to RCM Technology Portfolio.

   For more information regarding the Manager or Adviser of the Met Investors Series Trust Portfolios, see the Statement of Additional Information for the Contracts, and also see the Met Investors Series Trust prospectus attached at the end of this prospectus and its Statement of Additional Information.

   Capital Research and Management Company is the Investment Adviser for the American Funds Insurance Series Funds.

   For more information about the Investment Adviser, see the American Funds Insurance Series prospectus attached at the end of this prospectus and its Statement of Additional Information.

   Fidelity Management & Research Company is the investment manager for the portfolios of the Variable Insurance Products Fund.

   For more information about the investment manager see the Variable Insurance Products fund prospectus attached at the end of this prospectus and its Statement of Additional Information which may be obtained free of charge by writing to Fidelity Distributors Corporation, 82 Devonshire Street, Boston, Massachusetts, 02109 or telephoning 1-800-356-5015.

   You can also get information about the Metropolitan Fund, Met Investors Series Trust, American Funds Insurance Series or the Variable Insurance Products Fund (including a copy of the Statement of Additional Information) by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE ELIGIBLE FUNDS

   An investment adviser (other than our affiliates MetLife Advisers, LLC; and Met Investors Advisory LLC) or subadviser of an Eligible Fund, or its affiliates, may make payments to us and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing and support services with respect to Eligible Funds and, in the Company's role as an intermediary, with respect to the Eligible Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Eligible Fund assets. Contract Owners, through their indirect investment in the Eligible Funds, bear the costs of these advisory fees (see the Eligible Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Eligible Funds attributable to the Contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50%. Additionally, an investment adviser or subadviser of an Eligible Fund or its affiliates may provide us with wholesaling services that assist in the distribution of the Contracts and may pay us and/or certain of our affiliate's amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

   We and/or certain of our affiliated insurance companies have joint ownership interests in affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies". Our ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Eligible Funds. We will benefit accordingly from assets allocated to the Eligible Funds to the extent they result in profits to the advisers. (See "FEE TABLE -- Annual Eligible Fund Operating Expenses" for information on the management fees paid by the Eligible Funds and the Statement of Additional Information for the Eligible Funds for information on the management fees paid by the advisers to the subadvisers.) Certain Eligible Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An Eligible Fund's 12b-1 Plan, if any, is described in more detail in the Eligible Fund's prospectus. (See "FEE TABLE -- Annual Eligible Fund Operating Expenses" and "DISTRIBUTION OF THE CONTRACTS.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. Payments under an Eligible Fund's 12b-1 Plan decrease the Eligible Fund's investment return.

   We select the Eligible Funds offered through this Contract based on several criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment Firm. Another factor we consider during the selection process is whether the Eligible Fund's adviser or subadviser is one of our affiliates or whether the Eligible Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. We review the Eligible Funds periodically and may remove an Eligible Fund or limit its availability to new purchase payments and/or transfers of Contract Value if we determine that the Eligible Fund no longer meets one or more of the selection criteria, and/or if the Eligible Fund has not attracted significant allocations from Contract Owners. In some cases, we have included Eligible Funds based on recommendations made by selling firms.

   We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series. (See "DISTRIBUTION OF THE CONTRACTS."

   WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR ELIGIBLE FUND. YOU BEAR THE RISK OF ANY DECLINE IN THE CONTRACT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE ELIGIBLE FUNDS YOU HAVE CHOSEN.

SHARE CLASSES OF THE ELIGIBLE FUNDS

   The Eligible Funds offer various classes of shares, each of which has a different level of expenses. Attached prospectuses for the Eligible Funds may provide information for share classes that are not available through the Contract. When you consult the attached prospectus for any Eligible Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Contract. The following classes of shares are available under the Contract:

    . For the Metropolitan Fund we offer Class A shares of the BlackRock Bond Income, BlackRock Legacy Large Cap Growth, BlackRock Money Market, BlackRock Strategic Value, Davis Venture Value, FI International Stock, FI Value Leaders, Harris Oakmark Focused Value, Jennison Growth, Loomis Sayles Small Cap, MFS(R) Total Return (for Contracts issued before
       May 1, 1995 and Contracts in the annuity phase issued on and after May 1, 1995), MetLife Stock Index (for Contracts issued before May 1, 1995 and Contracts in the annuity phase issued on and after May 1,
       1995), Western Asset Management Strategic Bond Opportunities, Western Asset Management U.S. Government and Zenith Equity Portfolios; Class B shares of the BlackRock Aggressive Growth, BlackRock Diversified, FI Large Cap Portfolio, FI Mid Cap Opportunities, Franklin Templeton Small Cap Growth, Lehman Brothers(R) Aggregate Bond Index, MetLife Mid Cap Stock Index, MetLife Stock Index (for Contracts issued after May 1, 1995 in the accumulation phase), Morgan Stanley EAFE(R) Index, Neuberger Berman Mid Cap Value, Oppenheimer Global Equity, Russell 2000(R) Index,
       T. Rowe Price Large Cap Growth, T. Rowe Price Small Cap Growth,

       MetLife Conservative Allocation, MetLife Conservative to Moderate Allocation, MetLife Moderate Allocation, MetLife Moderate to Aggressive Allocation and MetLife Aggressive Allocation Portfolios; and Class E shares of the Harris Oakmark Large Cap Value, BlackRock Large Cap Value and MFS Total Return (for Contracts issued on or after May 1, 1995 in the accumulation phase) Portfolios.

    . For the Met Investors Series Trust, we offer Class B shares for all Portfolios except the Harris Oakmark International Portfolio, which is Class E and the Legg Mason Value Equity, which is Class A.

    .  For the American Funds Insurance Series, we offer Class 2 shares only.

    .  For Fidelity(R) Variable Insurance Products, we offer Initial Class only.

   Additionally, shares of the Eligible Funds may be offered to insurance company separate accounts of both variable annuity and variable life insurance contracts and to Qualified Plans. Due to differences in tax treatment and other considerations, the interests of various contractowners participating in, and the interests of Qualified Plans investing in the Eligible Funds may conflict. The Eligible Funds will monitor events in order to identify the existence of any material irreconcilable conflicts and determine what action, if any, should be taken in response to any such conflict.

TRANSFER PRIVILEGE

--GENERAL

   The Company currently allows an unlimited number of free transfers per Contract Year prior to annuitization. The Company reserves the right to impose a charge of $10 on each transfer in excess of four per year and to limit the number of transfers. After variable annuity payments have commenced, we reserve the right to restrict your transfers to one per Contract year. Currently, we do not impose this limit. The Fixed Account is not available under variable payment options. All transfers are subject to the requirement that the amount of Contract Value transferred be at least $25 (or, if less, the amount of Contract Value held in the sub-account from which the transfer is made) and that, after the transfer is effected, Contract Value be allocated among not more than ten accounts, including the Fixed Account. Transfers will be accomplished at the relative net asset values per share of the particular Eligible Funds next determined after the request is received by the Company's Designated Office. See "Requests and Elections" for information regarding transfers made by written request, by telephone or by fax.

   We reserve the right to restrict transfers out of the Fixed Account with respect to timing, frequency and amount. Currently, we are not imposing these limits but we may reimpose them at any time.

--MARKET TIMING

   Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Eligible Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Eligible Fund and the reflection of that change in the Eligible Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Eligible Funds and may disrupt portfolio management strategy, requiring an Eligible Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Eligible Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

   We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Eligible Funds (i.e., American Funds Global Small Capitalization Fund, BlackRock Strategic Value Portfolio, FI International Stock Portfolio, Franklin-Templeton Small Cap Growth

Portfolio, Harris Oakmark International Portfolio, Loomis Sayles Small Cap Portfolio, Lord Abbett Bond Debenture Portfolio, MFS(R) Research International Portfolio, Met/AIM Small Cap Growth Portfolio, Morgan Stanley EAFE(R) Index Portfolio, Oppenheimer Global Equity Portfolio, Russell 2000(R) Index Portfolio, T. Rowe Price Small Cap Growth Portfolio, VIP Overseas Portfolio, and Western Asset Management Strategic Bond Opportunities Portfolio), and we monitor transfer activity in those Eligible Funds (the "Monitored Portfolios"). In addition, as described below, we are required to treat all American Funds Insurance Series portfolios ("American Funds portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap and high yield Eligible Funds, in a 12-month period there were, (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current Contract Value; and (3) two or more "round-trips" involving any Monitored Portfolio in the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria.

   We do not believe that other Eligible Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Eligible Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Eligible Funds, we rely on the underlying Eligible Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

   AMERICAN FUNDS MONITORING POLICY. As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the Contract, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; each additional violation will result in the imposition of a six-month restriction, during which period we will require all transfer requests to or from an American Funds portfolio to be submitted with an original signature. Further, as Monitored Portfolios, all American Funds portfolios also will be subject to our current market timing and excessive trading policies, procedures and restrictions (described below), and transfer restrictions may be imposed upon a violation of either monitoring policy.

   Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Contract Owners or other persons who have an interest in the Contracts, we require all future transfer requests to or from any Monitored Portfolios or other identified Eligible Funds under that Contract to be submitted either (i) in writing with an original signature or (ii) by telephone prior to 10:00 a.m.

   Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

   The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Eligible Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Contract Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Contract

Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Eligible Funds and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

   The Eligible Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Eligible Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Eligible Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Eligible Funds, we have entered into a written agreement, as required by SEC regulation, with each Eligible Fund or its principal underwriter that obligates us to provide to the Eligible Fund promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the Eligible Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Eligible Fund.

   In addition, Contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Eligible Funds generally are "omnibus" orders from intermediaries, such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Eligible Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Eligible Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Eligible Funds. If an Eligible Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Eligible Fund may reject the entire omnibus order.

   In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Eligible Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Eligible Fund prospectuses for more details.

DOLLAR COST AVERAGING

   GUARANTEED ACCOUNT. If you have selected an enhanced dollar cost averaging program, and if the selected day for a transfer from the guaranteed account to your selected subaccounts is not a business day, the transfer will be deducted from the enhanced dollar cost averaging option on the selected day but will be applied to the subaccounts on the next business day. Enhanced dollar cost averaging interest will not be credited on the transfer amount between the selected day and the next business day.

PURCHASE PAYMENTS

    . We reserve the right to refuse purchase payments made via personal check in excess of $100,000. Purchase payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a purchase payment may determine how soon subsequent disbursement requests may be filled. (See "Access To Your Money.")

    . We will not accept purchase payments made with cash, money orders or travelers checks.

SUSPENSION OF PAYMENTS

   We will normally pay withdrawal or loan proceeds within seven days after receipt of a request at our Annuity Administrative Office, but we may delay payment, by law, under certain circumstances. We reserve the right to suspend or postpone the payment of any amounts due under the Contract or transfers of Contract Values between subaccounts and the Fixed Account when permitted under applicable federal laws, rules and regulations. Current Federal law permits such suspension or postponement if; (a) the New York Stock Exchange is closed (other than for customary weekend and holiday closings); (b) trading on the Exchange is restricted; (c) an emergency exists, as determined by the Securities and Exchange Commission, so that it is not practicable to dispose of securities held in the Variable Account or to determine the value of its assets, or; (d) the Securities and Exchange Commission by order so permits for the protection of securities holders.

   Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your account. If these laws apply in a particular situation, we would not be allowed to process any requests for withdrawals, surrenders, loan, or death benefits, make transfers, annuitize or continue making payments under your death benefit option until instructions are received from the appropriate regulators. We also may be required to provide additional information about you or your Contract to government regulators.

   We may also withhold payment of surrender or loan proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (I.E., that could still be dishonored by your banking institution). We may use telephone, fax, internet or other means of communication to verify that payment from the Contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

SYSTEMATIC WITHDRAWALS

   If you have selected the Systematic Withdrawal feature and would like to receive your Systematic Withdrawal payment on or about the first of the month, you should make your request by the 20th day of the month.

REQUESTS AND ELECTIONS

   We will treat your request for a Contract transaction, or your submission of a purchase payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Annuity Administrative Office before the close of regular trading on the New York Stock Exchange on that day. If we receive it after that time, or if the New York Stock Exchange is not open that day, then we will treat it as received on the next day when the New York Stock Exchange is open. Our designated Annuity Administrative Office is New England Life Insurance Company, c/o Annuity Administrative Office, P.O. Box 14594, Des Moines, IA 50306-3594.

   Subject to our restrictions on "market timing", requests for sub-account transfers, address changes or reallocation of future purchase payments may be made:

    . By telephone (1-800-435-4117), between the hours of 9:00 a.m. and 4:00 p.m. Eastern Time

    .  Through your Registered Representative

    . In writing to New England Life Insurance Company, c/o Annuity Administrative Office, P.O. Box 14594 Des Moines, IA 50306-3594; or

    .  By fax (515) 457-4301

    . For transfers or reallocation of future purchase payments, by Internet at http://www.nef.com.

   If we have not received your request by 4:00 p.m. Eastern Time, even if due to our delay (such as any delay in answering your telephone call), we will treat your request as having been received on the following business day.

   All other requests must be in written form, satisfactory to us. We may allow for a withdrawal, transfer, or reallocation over the telephone or by fax, which may be subject to certain limitations. We may stop offering telephone or fax transactions at any time in our sole discretion.

   We will use reasonable procedures such as requiring certain identifying information, tape recording the telephone instructions, and providing written confirmation of the transaction, in order to confirm that instructions communicated by telephone, Internet or fax are genuine. However, because telephone transactions may be available to anyone who provides certain information about you and your Contract, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you. Any telephone, Internet or fax instructions reasonably believed by us to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this policy, you will bear the risk of loss. If we do not employ reasonable procedures to confirm that instructions communicated by telephone, Internet or fax are genuine, we may be liable for any losses due to unauthorized or fraudulent transactions.

   All other requests and elections under your Contract must be in writing signed by the proper party, must include any necessary documentation and must be received at our Annuity Administrative Office to be effective. If acceptable to us, requests or elections relating to Beneficiaries and ownership will take effect as of the date signed unless we have already acted in reliance on the prior status. We are not responsible for the validity of any written request or election.

   Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience technical difficulties or problems, you should make your request in writing to the Company's Annuity Administrative Office as described above.

   A recording of daily unit values is available by calling 1-800-333-2501.

                               ANNUITY PAYMENTS

   By the time the Annuitant reaches age 95 (age 90 or ten years after issue of your Contract in New York State), and if you do not either elect to extend the maturity date on the Contract, select a pay-out option or withdraw your entire Contract Value, and your Contract was not issued under certain retirement plans, we will automatically issue you a life annuity with a 10 year guarantee.

   During the Annuity Period, the following sub-accounts are currently not available: MFS Total Return (Class E), BlackRock Diversified, T. Rowe Price Large Cap Growth, BlackRock Aggressive Growth, T. Rowe Price Small Cap Growth, Oppenheimer Global Equity, Neuberger Berman Real Estate, Oppenheimer Capital appreciation, FI Large Cap, MetLife Conservative Allocation, MetLife Conservative to Moderate Allocation, MetLife Moderate Allocation, MetLife Moderate to Aggressive Allocation, MetLife Aggressive Allocation, Cyclical Growth & Income ETF, Cyclical Growth ETF, American Funds Bond and PIMCO Inflation Protected Bond Sub-accounts. For information regarding the impact of Sub-account transfers on the level of annuity payments, see the Statement of Additional Information.

                RETIREMENT PLANS OFFERING FEDERAL TAX BENEFITS

   The Federal tax laws provide for a variety of retirement plans offering tax benefits. These plans, which may be funded through the purchase of the individual variable annuity contracts offered in this prospectus, include:

      1. Plans qualified under Section 401(a), 401(k), or 403(a) ("Qualified Plans") of the Internal Revenue Code (the "Code"). (At this time, the Contracts are only available on a limited basis to plans qualified under

   Section 401(k). Contracts are not being offered to 401(k) plans unless such plans already own Contracts on participants.);

      2. Annuity purchase plans adopted by public school systems and certain tax-exempt organizations pursuant to Section 403(b) of the Code ("TSA Plans") which are funded solely by salary reduction contributions and which are not otherwise subject to ERISA. (The Contracts are no longer being offered through TSA Plans that are subject to ERISA.);

      3. Individual retirement accounts adopted by or on behalf of individuals pursuant to Section 408(a) of the Code and individual retirement annuities purchased pursuant to Section 408(b) of the Code (both of which may be referred to as "IRAs"), including simplified employee pension plans, which are specialized IRAs that meet the requirements of Section 408(k) of the Code ("SEPs" and "SARSEPs"). SARSEPs are only allowed if owned prior to January 1, 1997;

      4. Roth Individual Retirement Accounts under Section 408A of the Code ("Roth IRAs"). (In some states Roth IRAs are available under this Contract only if you have an existing IRA.)

      5. Eligible deferred compensation plans (within the meaning of Section 457 of the Code) for employees of state and local governments and tax-exempt organizations ("Section 457 Plans"); and

      6. Governmental plans (within the meaning of Section 414(d) of the Code) for governmental employees, including Federal employees ("Governmental Plans").

   An investor should consult a qualified tax or other advisor as to the suitability of a Contract as a funding vehicle for retirement plans qualifying for tax benefited treatment, as to the rules underlying such plans and as to the state and Federal tax aspects of such plans. At this time, the Contracts are not being offered to plans qualified under Section 401(k) of the Code unless such plans already own Contracts on participants, and are no longer being offered through TSA Plans that are subject to ERISA. The Company will not provide all the administrative support appropriate for 401(k) plans or TSA Plans subject to ERISA. Accordingly, the Contract should NOT be purchased for use with such plans.

   For any tax qualified account (E.G. 401(k) plan or IRA), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring an annuity contract within a qualified plan.

   A summary of the Federal tax laws regarding contributions to, and distributions from, the above tax benefited retirement plans may be found below under the heading "Federal Income Tax Considerations--Taxation of Qualified Contracts." It should be understood that should a tax benefited retirement plan lose its qualification for tax-exempt status, employees will lose some of the tax benefits described herein.

   In the case of certain TSA Plans under Section 403(b)(1) of the Code, IRAs purchased under Section 408(b) of the Code and Roth IRAs under Section 408A of the Code, the individual variable annuity contracts offered in this prospectus comprise the retirement "plan" itself. These Contracts will be endorsed, if necessary, to comply with Federal and state legislation governing such plans, and such endorsements may alter certain Contract provisions described in this prospectus. Refer to the Contracts and any endorsements for more complete information.

   Because the underlying tax-favored retirement plan itself provides tax deferral, whether or not a variable annuity is purchased, you should consider whether the features and benefits unique to variable annuities are appropriate for your needs when purchasing a Qualified Contract.

                       FEDERAL INCOME TAX CONSIDERATIONS

   The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax advisor. No attempt is made to consider any applicable state tax or other tax laws, or to address any federal estate, or state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract.

   When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money--generally for retirement purposes. Under current federal income tax law, the taxable portion of distributions from variable annuity contracts is taxed at ordinary income tax rates and does not qualify for the reduced tax rate applicable to long-term capital gains and dividends. If you invest in a variable annuity as part of an individual retirement plan, pension plan or employer-sponsored retirement program, your contract is called a QUALIFIED Contract. If your annuity is independent of any formal retirement or pension plan, it is termed a NON-QUALIFIED Contract. The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan.

   Under current federal income tax law, the taxable portion of distributions under qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and qualifying dividends.

   OWNER CONTROL. In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets. Although published guidance in this area does not address certain aspects of the Contracts, we believe that the Owner of a Contract should not be treated as the owner of the separate account assets. We reserve the right to modify the Contracts to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Contracts from being treated as the owners of the underlying separate account assets.

TAXATION OF NON-QUALIFIED CONTRACTS

   NON-NATURAL PERSON. If a non-natural person (e.g., a corporation or a trust) owns a Non-Qualified Contract, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the Contract (generally, the premiums or other consideration paid for the Contract) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

   The following discussion generally applies to Contracts owned by natural persons.

   WITHDRAWALS. When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the account value immediately before the distribution over the Owner's investment in the Contract (generally, the premiums or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the Owner's investment in the Contract.

   It is conceivable that the charges for certain benefits such as the guaranteed death benefit could be considered to be taxable each year as deemed distributions from the Contract to pay for non-annuity benefits. We currently treat these charges as an intrinsic part of the annuity contract and do not tax report these as taxable income. However, it is possible that this may change in the future if we determine that this is required by the IRS. If so, the charge could also be subject to a 10% penalty tax if the taxpayer is under age 59 1/2.

   In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total account balance or accrued benefit under the retirement plan. The "investment in the contract" generally equals the amount of any non-deductible Purchase Payments paid by or on behalf of any individual. In many cases, the "investment in the contract" under a Qualified Contract can be zero.

   PENALTY TAX ON CERTAIN WITHDRAWALS. In the case of a distribution (or a deemed distribution) from a Non-Qualified Contract, there may be imposed a federal tax penalty (in addition to ordinary income tax) equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

    .  made on or after the taxpayer reaches age 59 1/2;

    .  made on or after the death of an Owner;

    .  attributable to the taxpayer's becoming disabled;

    . made as part of a series of substantially equal periodic payment (at least annually) for the life (or life expectancy) of the taxpayer or the joint lives (or life expectancies) of the taxpayer and his or her designated beneficiary; or

    . under certain single premium immediate annuities providing for substantially equal payments made at least annually and where the annuity date is no later than one year from the date of purchase.

   Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult a tax adviser with regard to exceptions from the penalty tax.

   ANNUITY PAYMENTS. Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of any annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income. Once the investment in the Contract has been recovered through the use of the excludable amount, the entire amount of all future payments are includable in taxable income.

   Once income payments commence, you may not be able to transfer withdrawals to another non-qualified annuity contract in a tax-free Section 1035 exchange.

   In general, the amount of each payment under a variable annuity payment option that can be excluded from Federal income tax is the remaining after-tax cost in the amount annuitized at the time such payments commence, divided by the number of expected payments, subject to certain adjustments. No deduction is permitted for any excess of such excludable amount for a year over the annuity payments actually received in that year. However, you may elect to increase the excludable amount attributable to future years by a ratable portion of such excess. Consult your tax advisor as to how to make such election and also as to how to treat the loss due to any unrecovered investment in the contract when the income stream is terminated.

   The federal income tax treatment of an annuity payment option that contains a commutation feature (i.e., an annuity payment option that permits the withdrawal of a commuted value) is uncertain. Specifically, it is possible that
(a) all payments made under the annuity payment option will be taxed as withdrawals, on an income-first basis, rather than as annuity payments, a portion of which would be excludable from income as a return of investment in the contract, or (b) the ability to fully recover the investment in the contract over the annuity payment period may be limited due to the reduction or elimination of future annuity payments that would have each had an excludable amount.

   Additionally, it is uncertain whether the exercise of a commutation feature under a joint and survivor variable life annuity payment option constitutes an exchange into a deferred annuity, thus requiring payout of any remaining interest in the deferred annuity within five years of an owner's death (or the primary annuitant's death where the owner is not a natural person) or over the designated beneficiary's life (or over a period no longer than the beneficiary's remaining life expectancy) with such payments beginning within 12 months of the date of death if an owner dies during the certain period for such payout option. Accordingly, we reserve the right to restrict the availability of the commutation feature or to require the value of all remaining income payments be paid to the designated beneficiary or to the surviving joint annuitant, as the case may be, in a lump sum after proof of an owner's death (or of a primary annuitant's death, where the owner is not a natural person) during the certain period to comply with these tax law requirements.

   Caution: We will treat the application of less than your entire Contract Value under a Non-Qualified Contract to a pay-out option (receiving annuity income payments) as a taxable withdrawal for Federal income tax purposes and also as subject to the 10% penalty tax (if you are under age 591/2) in addition to ordinary income tax. We will then treat the amount of the withdrawal as the purchase price of an income annuity and tax report the annuity income payments received under the rules for variable income annuities. Consult your tax advisor prior to partially annuitizing your contract. At the present time the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is used to convert to income payments. Consult your tax attorney prior to partially annuitizing your Contract.

   Annuity income payments and amount received on the exercise of a withdrawal or partial withdrawal from an annuity option under your non-qualified contract may not be transferred in a tax-free exchange into another annuity contract. In accordance with our procedures, such amounts will instead be taxable under the rules for annuity income payments or withdrawals, whichever is applicable.

   Additionally, if you are under age 591/2 at the time annuity income payments commence and intend the annuity income payments to constitute an exception to the 10% penalty tax, any attempt to make a tax-free transfer or rollover (whether for non-qualified or qualified annuities) prior to the later of (a) age 591/2, or (b) five years after annuity income payments commence, will generally invalidate the exception and subject you to additional penalties and interest.

   The IRS has not furnished explicit guidance as to how the excludable amount is to be determined each year under variable income annuities that permit transfers between investment sub-accounts after the annuity starting date. Consult your own tax advisor.

   TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Contract because of your death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a payout option, they are taxed in the same way as annuity payments. See the Statement of Additional Information as well as "Payment on Death Prior to Annuitization" in the prospectus for a general discussion on the federal income tax rules applicable to how death benefits must be distributed.

   TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT. Where otherwise permitted under the terms of the Contract, a transfer or assignment of ownership of a Contract, the designation or change of an annuitant, the selection of certain maturity dates, or the exchange of a Contract may result in certain adverse tax consequences to you that are not discussed herein. An owner contemplating any such transfer, assignment, exchange, or event should consult a tax advisor as to the tax consequences.

   WITHHOLDING. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

   MULTIPLE CONTRACTS. The tax law provides deferred annuities issued after October 21, 1988 by the same insurance company or an affiliate in the same calendar year to the same owner are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect. Please consult your own tax advisor.

   FURTHER INFORMATION. We believe that the Contracts will qualify as annuity contracts for Federal income tax purposes and the above discussion is based on that assumption. Further details may be found in the Statement of Additional Information under the heading "Tax Status of the Contracts."

TAXATION OF QUALIFIED CONTRACTS

   The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Contract comply with the law.

   INDIVIDUAL RETIREMENT ACCOUNTS (IRA's), as defined in Section 408 of the Internal Revenue Code (Code), permit individuals to make annual contributions of up to the lesser of the applicable dollar amount for the year (for 2007, $4,000 plus, for Owners age 50 or older, $1,000) or the amount of compensation includible in the individual's gross income for the year. The contributions may be deductible in whole or in part, depending on the individual's income. If contributions are being made under a SEP or SARSEP plan of your employer, additional amounts may be contributed as permitted by the Code and the terms of the employer's plan. Distributions from certain retirement plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than non-deductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 591/2, unless an exception applies. The Contract may provide death benefits that could exceed the greater of premiums paid or the Contract Value. The final required minimum distribution income tax regulations generally treat such benefit as part of the annuity contract and not as life insurance and require the value of such benefit to be included in the participant's interest that is subject to the required minimum distribution rules.

   THE IRS HAS APPROVED THE FORM OF THE TRADITIONAL IRA ENDORSEMENT AND SIMPLE IRA ENDORSEMENT FOR USE WITH THE CONTRACT AND CERTAIN RIDERS, INCLUDING RIDERS PROVIDING FOR DEATH BENEFITS IN EXCESS OF PREMIUMS PAID. PLEASE BE AWARE THAT THE IRA OR SIMPLE IRA CONTRACT ISSUED TO YOU MAY DIFFER FROM THE FORM OF THE TRADITIONAL IRA OR SIMPLE IRA APPROVED BY THE IRS BECAUSE OF SEVERAL FACTORS SUCH AS DIFFERENT RIDERS AND STATE INSURANCE REQUIREMENTS. ADDITIONALLY, SUCH APPROVAL AS TO THE FORM OF THE CONTRACT BY THE IRS DOES NOT CONSTITUTE ANY APPROVAL OR ENDORSEMENT AS TO THE INVESTMENT PROGRAM THEREUNDER.

   SIMPLE IRA'S permit certain small employers to establish SIMPLE plans as provided by Section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a percentage of compensation up to $10,500 for 2007. The sponsoring employer is generally required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRA's are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59-1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the plan.

   ROTH IRAS, as described in Code section 408A, permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax, and other special rules apply. The Owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59-1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

   CORPORATE PENSION AND PROFIT-SHARING PLANS under Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant or both may result if the Contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the Contract.

   TAX SHELTERED ANNUITIES under section 403(b) of the Code allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (social security) tax. Distributions of
(1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the close of the last year beginning before January 1, 1989, are not allowed prior to age 59-1/2, severance from employment, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.

   Proposed income tax regulations issued in November 2004 would require certain fundamental changes to these arrangements including (a) a requirement that there be a written plan document in addition to the annuity contract (or section 403(b)(7) custodial account), (b) significant restrictions on the ability of participants to direct proceeds between 403(b) annuity contracts and
(c) new restrictions on withdrawals of amounts attributable to contributions other than elective deferrals.

   The Proposed regulations will generally not be effective until taxable years beginning after December 31, 2007, at the earliest; and may not be relied on until issued in final form. However, certain aspects, including a proposed prohibition on use of life insurance under section 403(b) arrangements and rules affecting payroll taxes on certain types of contributions are currently effective unless revised or revoked in final form.

   HURRICANE RELIEF. Your plan may provide for "qualified hurricane distributions" pursuant to the Katrina Emergency Tax Relief Act of 2005 and the Gulf Opportunity Zone Act of 2005. Subject to an aggregate limit of $100,000 among all eligible retirement plans, a participant's qualified hurricane distributions are not subject to the 10% early withdrawal penalty that might otherwise apply to a qualified annuity under section 72(t).

   To the extent a participant "repays" a qualified hurricane distribution by contributing within three years of the distribution date to an eligible retirement plan that accepts rollover contributions, it will generally be treated as a timely direct trustee-to-trustee transfer and will not be subject to income tax. To the extent a participant does not repay a qualified hurricane distribution within three years, he or she will include the distribution in gross income ratably over the three-tax year period, beginning with the tax year in which the distribution is received, unless the participant elects to opt out of three-year averaging by including the qualified hurricane distribution in gross income for the year it is received. Consult your independent tax advisor to determine if hurricane relief is available to your particular situation.

   LOANS. Your plan may provide for increased limits and delayed repayment of participant loans, where otherwise permitted by your plan, pursuant to the Katrina Emergency Tax Relief Act of 2005 and the Gulf Opportunity Zone Act of 2005. An eligible retirement plan other than an IRA may allow a plan loan to delay loan repayment by certain individuals impacted by Hurricanes Katrina, Rita and Wilma, whose principal places of abode on certain dates were located in statutorily defined disaster areas and who sustained an economic loss due to the hurricane. Generally, if the due date for any repayment with respect to such loan occurs during a period beginning on September 23, 2005 (for purposes of Hurricane Katrina) or October 23, 2005 (for purposes of Hurricanes Rita and Wilma) and ending on December 31, 2006, then such due date may be delayed for one year. Note: For purposes of these loan rules, an individual cannot be a qualified individual with respect to more than one hurricane. Consult your independent tax advisor to determine if hurricane relief is available to your particular situation.

   SECTION 457(B) PLAN. An eligible section 457 plan, while not actually providing for a qualified plan as that term is normally used, provides for certain eligible deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The Contract can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. Under a non-governmental plan, all such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer which must be a tax-exempt entity under Section 501(c) of the Code. In general, all amounts received under a non-governmental Section 457(b) plan are taxable and are subject to federal income tax withholding as wages.

   LOANS. IF YOUR QUALIFIED PLAN OR TSA PLAN CONTRACT PERMITS LOANS, THE AMOUNT OF SUCH LOANS, THE REPAYMENT TERMS AND THE TREATMENT OF DEFAULTS ARE SUBJECT TO LIMITATIONS AND RULES UNDER SECTION 72(P) OF THE CODE AND THE REGULATIONS THEREUNDER. THE TERMS OF YOUR LOAN WILL BE GOVERNED BY YOUR LOAN AGREEMENT AND THE REQUIREMENTS OF THE TAX LAW (AND ERISA, WHERE APPLICABLE). FAILURE TO SATISFY THESE REQUIREMENTS WILL RESULT IN ADVERSE TAX CONSEQUENCES. CONSULT YOUR TAX ADVISER PRIOR TO APPLYING FOR A LOAN.

   OTHER TAX ISSUES. Qualified Contracts (including Contracts under Section 457(b) plans) have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax adviser for more information about these distribution rules. Failure to meet such rules generally results in the imposition of a 50% excise tax on the amount which should have been, but was not, distributed.

   Under final income tax regulations regarding minimum distribution requirements, in general, the value of all benefits under a deferred annuity (including death benefits in excess of Contract Value, as well as all living benefits) must be added to the Contract Value in computing the amount required to be distributed over the applicable period.

   The final required minimum distribution regulations permit income payments to increase due to "actuarial gain" which includes the investment performance of the underlying assets, as well as changes in actuarial factors and assumptions under certain conditions. Additionally, withdrawals may also be permitted under certain conditions. The new rules are not entirely clear, and you should consult with your own tax advisor to determine whether your variable income annuity will satisfy these rules for your own situation.

   Distributions from Qualified Contracts generally are subject to withholding for the Owner's Federal income tax liability. The withholding rate varies according to the type of distribution and the Owner's tax status. The Owner will be provided the opportunity to elect not to have tax withheld from distributions.

   "Taxable eligible rollover distributions" from section 401(a), 403(a), 403(b) and governmental Section 457(b) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee (or employee's spouse or former spouse as beneficiary or alternate payee) from such a plan, except certain distributions such as distributions required by the Code, distributions in a specified annuity form, or hardship distributions. The 20% withholding does not apply, however, if the employee chooses a "direct rollover" from the plan to a tax-qualified plan, IRA or tax sheltered annuity or to a governmental 457 plan that agrees to separately account for rollover contributions. Effective March 28, 2005, certain mandatory distributions made to participants in an amount in excess of $1,000 must be rolled over to an IRA designated by the Plan, unless the participant elects to receive it in cash or roll it over to a different IRA or eligible retirement plan of his or her own choosing. General transitional rules apply as to when plans have to be amended. Special effective date rules apply for governmental plans and church plans.

   TAX CREDITS AND DEDUCTIONS. We may be entitled to certain tax benefits related to the assets of the Variable Account. These tax benefits, which may include foreign tax credits and corporate dividend received deductions, are not passed back to the Variable Account or to Contract Owners since the Company is the owner of the assets from which the tax benefits are derived.

   COMMUTATION FEATURES UNDER ANNUITY PAYMENT OPTIONS. Please be advised that the tax consequences resulting from the election of an annuity payment option containing a commutation feature are uncertain and the IRS may determine that the taxable amount of the annuity payments and withdrawals received for any year COULD BE GREATER THAN OR LESS THAN THE TAXABLE AMOUNT REPORTED BY THE COMPANY. The exercise of the commutation feature also may result in adverse tax consequences including:

    . The imposition of a 10% penalty tax on the taxable amount of the commuted value, if the taxpayer has not attained age 59 1/2 at the time the withdrawal is made. This 10% penalty tax is in addition to the ordinary income tax on the taxable amount of the commuted value.

    . The retroactive imposition of the 10% penalty tax on annuity payments received prior to the taxpayer attaining age 59 1/2.

    . The possibility that the exercise of the commutation feature could adversely affect the amount excluded from Federal income tax under any annuity payments made after such commutation.

   See also the discussion of commutation features under "Annuity Payments." A payee should consult with his or her own tax advisor prior to electing to annuitize the contract and prior to exercising any commutation feature under an annuity payment option.

   FEDERAL ESTATE TAXES. While no attempt is being made to discuss the Federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

   GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the contract owner. Regulations issued under the Code may require us to deduct the tax from your contract, or from any applicable payment, and pay it directly to the IRS.

   ANNUITY PURCHASES BY RESIDENTS OF PUERTO RICO. In Rev. Rul. 2004-75, 2004-31 I.R.B. 109, the Internal Revenue Service recently announced that income received by residents of Puerto Rico under life insurance or annuity contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States Federal income tax.

   ANNUITY PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. The discussion above provides general information regarding U.S. Federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes they may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state, and foreign taxation with respect to an annuity contract purchase.

POSSIBLE TAX LAW CHANGES

   Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.

   We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity Contract Owners currently receive. We make no guarantee regarding the tax status of any Contract and do not intend the above discussion as tax advice.

                                 VOTING RIGHTS

   We are the legal owner of the Eligible Fund shares held in the Variable Account and have the right to vote those shares at meetings of the Eligible Fund shareholders. However, to the extent required by Federal securities law, we will give you, as Contract Owner, the right to instruct us how to vote the shares that are attributable to your Contract.

   Prior to annuitization, we determine the number of votes on which you have a right to instruct us, on the basis of your percentage interest in a sub-account and the total number of votes attributable to the sub-account. After annuitization, the number of votes attributable to your Contract is determined on the basis of the reserve for your future annuity payments and the total number of votes attributable to the sub-account. After annuitization the votes attributable to your Contract decrease as reserves underlying your Contract decrease.

   We will determine, as of the record date, if you are entitled to give voting instructions and the number of shares as to which you have a right of instruction. If we do not receive timely instructions from you, we will vote your shares for, against, or withheld from voting on any proposition in the same proportion as the shares held in that sub-account for all policies or contracts for which we have received voting instructions.

   We will vote for Eligible Fund shares held in our general investment account (or any unregistered separate account for which voting privileges are not given) in the same proportion as the aggregate of (i) the shares for which we received voting instructions and (ii) the shares that we vote in proportion to such voting instructions.

   The effect of this proportional voting is that a small number of Contract Owners may control the outcome of a vote.

                           DISTRIBUTION OF CONTRACTS

   We have entered into a distribution agreement with our affiliate, New England Securities Corporation ("Distributor"), for the distribution and sale of the Contracts. Distributor offers the Contracts through its sales representatives. Distributor may also enter into selling agreements with other affiliated broker-dealers ("selling firms") for the sale of the Contracts. We pay commissions to Distributor for sales of the Contracts by its sales representatives, as well as selling firms. Certain of the Eligible Funds make payments to Distributor under their distribution plans in consideration of services provided and expenses incurred by Distributor in distributing Fund shares (see "Expense Tables" and the Eligible Fund prospectuses). These payments range from 0.15% to 0.25% of Variable Account assets invested in a particular Eligible Fund. Distributor may also receive brokerage commissions on securities transactions initiated by an investment adviser of an Eligible Fund. Additionally, we pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all purchase payments allocated to the American Funds Bond Fund, the American Funds Global Small Capitalization Fund, the American Funds Growth Fund, and the American Funds Growth-Income Fund, for the services it provides in marketing the Funds' shares in connection with the Contract.

   The maximum commission payable for Contract sales by Distributor's sales representatives is 8% of purchase payments. Some sales representatives may elect to receive no or a lower commission when a purchase payment is made along with a quarterly payment based on Contract Value for so long as the Contract remains in effect. We also pay for Distributor's operating and other expenses, including the following sales expenses: sales representative training allowances; compensation and bonuses for the Distributor's management team; advertising expenses; and all other expenses of distributing the Contracts. Distributor pays its sales representatives all of the commissions received for their sales of Contracts; it does not retain any portion of those commissions. We do not currently but reserve the right to pay lower commissions on purchase payments allocated to the Fixed Account and/or Guaranteed Account than we do for purchase payments allocated to the Variable Account. All or a portion of commissions may be returned if the Contract is not continued through the first Contract Year. We may also pay a commission when the Contract is annuitized. The amount of the commission payable upon annuitization will depend on several factors, including the number of years the Contract has been in force.

   Sales representatives and their managers are also eligible for various non-cash compensation programs that the Company offers, such as conferences, trips, prizes, and awards. In addition, Distributor's sales representatives who meet certain productivity, persistency, and length of service standards and/or their managers may be eligible for additional compensation. Other payments may be made for other services that do not directly involve the sale of the Contracts. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

   Distributor also makes payments for the sale of the Contracts to the Managing Partner who supervises the sales representative. Payments to the Managing Partner may vary and depend on a number of factors, including the sales representative's level of sales, as well as the level of sales by all sales representatives in the Managing Partner's agency.

   Distributor's sales representatives and their Managing Partners (and the sales representatives and managers of our affiliates) may also be eligible for additional cash compensation such as bonuses, equity awards (for example, stock options), training allowances, supplemental salary, payments based on a percentage of the Contract Value, financing arrangements, marketing support, medical and retirement benefits and other insurance and non-insurance benefits. The amount of this additional compensation is based on the amount of proprietary products sold. Proprietary products are products issued by the Company and its affiliates. Sales representatives must meet a minimum level of sales of proprietary products in order to be eligible for most of the cash compensation described above. Managing Partners may be eligible for additional cash compensation based on the performance (with emphasis on the sale of proprietary products) of the Sales representatives that the Managing Partner supervises. Managing Partners may pay a portion of their cash Compensation to their Sales representatives.

   In addition to the payments listed above, MetLife makes certain payments to its business unit or to the business unit of its affiliate that is responsible for the operation of the distribution systems through which the Contract is sold. This amount is part of the total compensation paid for the sale of the Contract.

   Receipt of the cash and non-cash compensation described above may provide sales representatives and their Managing Partners with an incentive to favor the sale of proprietary products over similar products issued by non-affiliates.

   The commissions payable for Contract sales by selling firms will not exceed that described above. Selling firms pay their sales representatives all or a portion of the commissions received for their sales of Contracts; some firms may retain a portion of commissions. Sales representatives and their managers are also eligible for various cash benefits and non-cash compensation items (as described above) that we may provide jointly with affiliated selling firms.

   A portion of the payments made to selling firms may be passed on to their sales representatives in accordance with their internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Ask your sales representative for further information about what your sales representative and the selling firm for which he or she works may receive in connection with your purchase of a Contract.

   Commissions and other incentives or payments described above are not charged directly to Contract Owners or the Variable Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the Contract.

   We and Distributor may also enter into preferred distribution arrangements with certain affiliated selling firms such as MetLife Securities, Inc. and/or Metropolitan Life Insurance Company, Walnut Street Securities, Inc. and Tower Square Securities, Inc. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, we and Distributor may pay separate, additional compensation to the selling firm for services the selling firm provides in connection with the distribution of the Contracts. These services may include providing us with access to the distribution network of the selling firm, the hiring and training of the selling firm's sales personnel, the sponsoring of conferences and seminars by the selling firm, or general marketing services performed by the selling firm. The selling firm may also provide other services or incur other costs in connection with distributing the Contracts.

                               LEGAL PROCEEDINGS

   In the ordinary course of business, MetLife, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

   It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, MetLife does not believe any such action or proceeding will have a material adverse effect upon the Variable Account or upon the ability of New England Securities Corporation to perform its contract with the Variable Account or of MetLife to meet its obligations under the Contracts.

                             FINANCIAL STATEMENTS

   Financial statements for the Variable Account and Metropolitan Life Insurance Company are included in the Statement of Additional Information, a copy of which can be obtained by writing to New England Securities Corporation at 501 Boylston Street, Boston, Massachusetts 02116 or telephoning 1-800-356-5015.

                           ACCUMULATION UNIT VALUES
         (FOR AN ACCUMULATION UNIT OUTSTANDING THROUGHOUT THE PERIOD)

                       THE NEW ENGLAND VARIABLE ACCOUNT
                        CONDENSED FINANCIAL INFORMATION

   Set forth below are accumulation unit values through December 31, 2006 for each Sub-account of The New England Variable Account.

                                                    1.35% VARIABLE ACCOUNT CHARGE
                                           ------------------------------------------------
                                                                             NUMBER OF
                                           ACCUMULATION                  ACCUMULATION UNITS
                                            UNIT VALUE    ACCUMULATION     OUTSTANDING AT
                                           AT BEGINNING    UNIT VALUE      END OF PERIOD
                                            OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                                           ------------ ---------------- ------------------
Fidelity(R) VIP Equity-Income Sub-Account
   10/1/1993 to 12/31/1993*...............    1.980          1.992            5,649,743
   1/1/1994 to 12/31/1994.................    1.992          2.104           25,852,849
   1/1/1995 to 12/31/1995.................    2.104          2.804           38,010,655
   1/1/1996 to 12/31/1996.................    2.804          3.162           44,037,798
   1/1/1997 to 12/31/1997.................    3.162          3.996           45,104,192
   1/1/1998 to 12/31/1998.................    3.996          4.401           42,926,506
   1/1/1999 to 12/31/1999.................    4.401          4.617           37,676,846
   1/1/2000 to 12/31/2000.................    4.617          4.939           28,617,928
   1/1/2001 to 12/31/2001.................    4.939          4.631           24,545,075
   1/1/2002 to 12/31/2002.................    4.631          3.794           19,947,966
   1/1/2003 to 12/31/2003.................    3.794          4.879           16,865,067
   1/1/2004 to 12/31/2004.................    4.879          5.368           13,982,830
   1/1/2005 to 12/31/2005.................    5.368          5.607           11,401,848
   1/1/2006 to 12/31/2006.................    5.607          6.649            9,106,833
Fidelity(R) VIP Overseas Sub-Account
   10/1/1993 to 12/31/1993*...............    1.458          1.532           10,878,551
   1/1/1994 to 12/31/1994.................    1.532          1.538           43,034,544
   1/1/1995 to 12/31/1995.................    1.538          1.664           41,273,183
   1/1/1996 to 12/31/1996.................    1.664          1.859           44,846,316
   1/1/1997 to 12/31/1997.................    1.859          2.046           45,289,247
   1/1/1998 to 12/31/1998.................    2.046          2.276           40,546,153
   1/1/1999 to 12/31/1999.................    2.276          3.202           36,251,177
   1/1/2000 to 12/31/2000.................    3.202          2.556           33,830,970
   1/1/2001 to 12/31/2001.................    2.556          1.987           26,663,772
   1/1/2002 to 12/31/2002.................    1.987          1.563           21,187,678
   1/1/2003 to 12/31/2003.................    1.563          2.211           17,591,860
   1/1/2004 to 12/31/2004.................    2.211          2.479           14,387,457
   1/1/2005 to 12/31/2005.................    2.479          2.911           11,693,540
   1/1/2006 to 12/31/2006.................    2.911          3.392            9,241,542

--------
*  Date these Sub-accounts were first available.

                                                                                     NUMBER OF
                                                 ACCUMULATION                    ACCUMULATION UNITS
                                                  UNIT VALUE     ACCUMULATION      OUTSTANDING AT
                                                 AT BEGINNING     UNIT VALUE       END OF PERIOD
                                                  OF PERIOD    AT END OF PERIOD    (IN THOUSANDS)
                                                 ------------  ----------------  ------------------
BlackRock Aggressive Growth Sub-Account
   5/1/2004 to 12/31/2004*.....................     33.837          37.527                1,917
   1/1/2005 to 12/31/2005......................     37.527          40.888                2,225
   1/1/2006 to 12/31/2006......................     40.888          42.951                1,679
BlackRock Bond Income Sub-Account
   10/5/1988 to 12/31/1988*....................      1.631           1.634              299,002
   1/1/1989 to 12/31/1989......................      1.634           1.810            4,287,540
   1/1/1990 to 12/31/1990......................      1.810           1.930           10,139,527
   1/1/1991 to 12/31/1991......................      1.930           2.247           17,797,335
   1/1/1992 to 12/31/1992......................      2.247           2.398           28,871,719
   1/1/1993 to 12/31/1993......................      2.398           2.664           41,939,487
   1/1/1994 to 12/31/1994......................      2.664           2.540           41,657,182
   1/1/1995 to 12/31/1995......................      2.540           3.037           42,231,987
   1/1/1996 to 12/31/1996......................      3.037           3.134           41,138,874
   1/1/1997 to 12/31/1997......................      3.134           3.429           37,260,367
   1/1/1998 to 12/31/1998......................      3.429           3.689           38,630,894
   1/1/1999 to 12/31/1999......................      3.689           3.622           32,707,422
   1/1/2000 to 12/31/2000......................      3.622           3.865           25,348,903
   1/1/2001 to 12/31/2001......................      3.865           4.149           25,107,756
   1/1/2002 to 12/31/2002......................      4.149           4.439           21,965,782
   1/1/2003 to 12/31/2003......................      4.439           4.636           17,110,556
   1/1/2004 to 12/31/2004......................      4.636           4.776           13,806,056
   1/1/2005 to 12/31/2005......................      4.776           4.826           11,248,007
   1/1/2006 to 12/31/2006......................      4.826           4.972            8,289,225
BlackRock Diversified Sub-Account
   5/1/2004 to 12/31/2004*.....................     35.648          38.475                3,077
   1/1/2005 to 12/31/2005......................     38.475          39.030                  846
   1/1/2006 to 12/31/2006......................     39.030          42.454                1,423
BlackRock Large-Cap Core Sub-Account/(14)/ (previously BlackRock Large Cap Sub-Account, before that,
  BlackRock Investment Trust Sub-Account)
   5/1/2001 to 12/31/2001*......................     7.438           6.526               31,594
   1/1/2002 to 12/31/2002.......................     6.526           4.746               39,946
   1/1/2003 to 12/31/2003.......................     4.746           6.083               80,379
   1/1/2004 to 12/31/2004.......................     6.083           6.637               65,779
   1/1/2005 to 12/31/2005.......................     6.637           6.766               70,894
   1/1/2006 to 12/31/2006.......................     6.766           7.599               50,579
BlackRock Large Cap Value Sub-Account
   5/1/2002 to 12/31/2002*......................     1.000           0.793               73,924
   1/1/2003 to 12/31/2003.......................     0.793           1.059              374,652
   1/1/2004 to 12/31/2004.......................     1.059           1.184              813,927
   1/1/2005 to 12/31/2005.......................     1.184           1.235              722,685
   1/1/2006 to 12/31/2006.......................     1.235           1.452              925,880
BlackRock Legacy Large Cap Growth Sub-Account
   10/31/1994 to 12/31/1994*....................     1.000           0.956            1,857,319
   1/1/1995 to 12/31/1995.......................     0.956           1.402           24,163,685
   1/1/1996 to 12/31/1996.......................     1.402           1.566           40,025,594

--------
*  Date these Sub-accounts were first available.

                                                                         NUMBER OF
                                       ACCUMULATION                  ACCUMULATION UNITS
                                        UNIT VALUE    ACCUMULATION     OUTSTANDING AT
                                       AT BEGINNING    UNIT VALUE      END OF PERIOD
                                        OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                                       ------------ ---------------- ------------------
   1/1/1997 to 12/31/1997.............    1.566          1.941           44,518,891
   1/1/1998 to 12/31/1998.............    1.941          2.829           49,255,773
   1/1/1999 to 12/31/1999.............    2.829          3.744           60,072,709
   1/1/2000 to 12/31/2000.............    3.744          3.189           64,809,207
   1/1/2001 to 12/31/2001.............    3.189          2.767           53,583,938
   1/1/2002 to 12/31/2002.............    2.767          1.825           40,343,771
   1/1/2003 to 12/31/2003.............    1.825          2.433           32,774,920
   1/1/2004 to 12/31/2004.............    2.433          2.612           26,001,425
   1/1/2005 to 12/31/2005.............    2.612          2.757           20,745,322
   1/1/2006 to 12/31/2006.............    2.757          2.833           15,541,248
BlackRock Money Market Sub-Account
   9/29/1988 to 12/31/1988*...........    1.384          1.408              915,605
   1/1/1989 to 12/31/1989.............    1.408          1.518                    0
   1/1/1990 to 12/31/1990.............    1.518          1.620           21,629,006
   1/1/1991 to 12/31/1991.............    1.620          1.697           26,332,938
   1/1/1992 to 12/31/1992.............    1.697          1.738           26,759,532
   1/1/1993 to 12/31/1993.............    1.738          1.766           25,016,975
   1/1/1994 to 12/31/1994.............    1.766          1.811           30,220,356
   1/1/1995 to 12/31/1995.............    1.811          1.889           33,015,018
   1/1/1996 to 12/31/1996.............    1.889          1.959           33,412,517
   1/1/1997 to 12/31/1997.............    1.959          2.036           26,785,902
   1/1/1998 to 12/31/1998.............    2.036          2.114           33,716,959
   1/1/1999 to 12/31/1999.............    2.114          2.190           36,481,209
   1/1/2000 to 12/31/2000.............    2.190          2.295           31,587,553
   1/1/2001 to 12/31/2001.............    2.295          2.353           29,851,477
   1/1/2002 to 12/31/2002.............    2.353          2.355           29,978,273
   1/1/2003 to 12/31/2003.............    2.355          2.342           18,712,117
   1/1/2004 to 12/31/2004.............    2.342          2.333           13,448,596
   1/1/2005 to 12/31/2005.............    2.333          2.369           11,440,636
   1/1/2006 to 12/31/2006.............    2.369          2.449            9,821,354
BlackRock Strategic Value Sub-Account
   1/22/2001 to 12/31/2001*...........    1.234          1.401           11,264,904
   1/1/2002 to 12/31/2002.............    1.401          1.087           13,358,433
   1/1/2003 to 12/31/2003.............    1.087          1.611           12,946,787
   1/1/2004 to 12/31/2004.............    1.611          1.833           12,076,094
   1/1/2005 to 12/31/2005.............    1.833          1.884            9,355,903
   1/1/2006 to 12/31/2006.............    1.884          2.169            6,464,307
Davis Venture Value Sub-Account
   10/31/1994 to 12/31/1994*..........    1.000          0.963            3,499,719
   1/1/1995 to 12/31/1995.............    0.963          1.323           19,608,688
   1/1/1996 to 12/31/1996.............    1.323          1.643           34,997,024
   1/1/1997 to 12/31/1997.............    1.643          2.163           53,997,107
   1/1/1998 to 12/31/1998.............    2.163          2.442           58,765,470
   1/1/1999 to 12/31/1999.............    2.442          2.831           57,370,889
   1/1/2000 to 12/31/2000.............    2.831          3.059           59,644,558
   1/1/2001 to 12/31/2001.............    3.059          2.681           54,077,372
   1/1/2002 to 12/31/2002.............    2.681          2.212           43,784,343

--------
*  Date these Sub-accounts were first available.

                                                                                                NUMBER OF
                                                   ACCUMULATION                             ACCUMULATION UNITS
                                                    UNIT VALUE          ACCUMULATION          OUTSTANDING AT
                                                   AT BEGINNING          UNIT VALUE           END OF PERIOD
                                                    OF PERIOD         AT END OF PERIOD        (IN THOUSANDS)
                                                   ------------       ----------------      ------------------
   1/1/2003 to 12/31/2003........................      2.212                2.856               37,120,735
   1/1/2004 to 12/31/2004........................      2.856                3.166               31,393,749
   1/1/2005 to 12/31/2005........................      3.166                3.446               26,814,147
   1/1/2006 to 12/31/2006........................      3.446                3.895               20,779,165
FI International Stock Sub-Account/(8)/ (previously Putnam International Stock Sub-Account)
   10/31/1994 to 12/31/1994*......................     1.402                1.306                2,473,991
   1/1/1995 to 12/31/1995.........................     1.306                1.299                9,383,114
   1/1/1996 to 12/31/1996.........................     1.299                1.259               13,845,613
   1/1/1997 to 12/31/1997.........................     1.259                1.213               14,635,944
   1/1/1998 to 12/31/1998.........................     1.213                1.466               13,860,555
   1/1/1999 to 12/31/1999.........................     1.466                1.684               12,308,176
   1/1/2000 to 12/31/2000.........................     1.684                1.494               13,507,918
   1/1/2001 to 12/31/2001.........................     1.494                1.170               12,484,035
   1/1/2002 to 12/31/2002.........................     1.170                0.953               11,478,963
   1/1/2003 to 12/31/2003.........................     0.953                1.203                9,688,303
   1/1/2004 to 12/31/2004.........................     1.203                1.403                7,713,228
   1/1/2005 to 12/31/2005.........................     1.403                1.634                6,649,210
   1/1/2006 to 12/31/2006.........................     1.634                1.878                4,823,394
FI Large Cap Sub-Account
   5/1/2006* to 12/31/2006........................    17.174               17.380                      102
FI Mid Cap Opportunities Sub-Account/(10)/
   5/1/2002 to 12/31/2002*........................     1.000                0.811                        0
   1/1/2003 to 12/31/2003.........................     0.811                1.136                  765,033
   1/1/2004 to 4/30/2004..........................     1.136                1.126                  900,393
FI Mid Cap Opportunities Sub-Account (previously Janus Mid Cap Sub-Account)/(11)/
   1/22/2001 to 12/31/2001*.......................     2.599                1.552                1,630,351
   1/1/2002 to 12/31/2002.........................     1.552                1.085                1,138,071
   1/1/2003 to 12/31/2003.........................     1.085                1.437                1,239,384
   1/1/2004 to 12/31/2004.........................     1.437                1.656                1,530,755
   1/1/2005 to 12/31/2005.........................     1.656                1.743                1,164,331
   1/1/2006 to 12/31/2006.........................     1.743                1.918                  710,831
FI Value Leaders Sub-Account
   10/1/1993 to 12/31/1993*.......................     1.105                1.132                3,359,317
   1/1/1994 to 12/31/1994.........................     1.132                1.103               16,092,325
   1/1/1995 to 12/31/1995.........................     1.103                1.486               21,168,965
   1/1/1996 to 12/31/1996.........................     1.486                1.731               26,104,465
   1/1/1997 to 12/31/1997.........................     1.731                2.279               30,306,103
   1/1/1998 to 12/31/1998.........................     2.279                2.799               35,514,558
   1/1/1999 to 12/31/1999.........................     2.799                3.019               35,663,197
   1/1/2000 to 12/31/2000.........................     3.019                2.825               29,466,287
   1/1/2001 to 12/31/2001.........................     2.825                2.399               23,466,287
   1/1/2002 to 12/31/2002.........................     2.399                1.906               17,850,173
   1/1/2003 to 12/31/2003.........................     1.906                2.387               14,261,808
   1/1/2004 to 12/31/2004.........................     2.387                2.678               11,794,230
   1/1/2005 to 12/31/2005.........................     2.678                2.925                9,811,468
   1/1/2006 to 12/31/2006.........................     2.925                3.230                7,639,482

--------
*  Date these Sub-accounts were first available.

                                                                                   NUMBER OF
                                                 ACCUMULATION                  ACCUMULATION UNITS
                                                  UNIT VALUE    ACCUMULATION     OUTSTANDING AT
                                                 AT BEGINNING    UNIT VALUE      END OF PERIOD
                                                  OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                                                 ------------ ---------------- ------------------
Franklin Templeton Small Cap Growth Sub-Account
   5/1/2001 to 12/31/2001*......................    1.000          0.880              609,228
   1/1/2002 to 12/31/2002.......................    0.880          0.625            1,263,448
   1/1/2003 to 12/31/2003.......................    0.625          0.891            1,909,751
   1/1/2004 to 12/31/2004.......................    0.891          0.977            1,713,732
   1/1/2005 to 12/31/2005.......................    0.977          1.007            1,506,541
   1/1/2006 to 12/31/2006.......................    1.007          1.090              901,547
Harris Oakmark Focused Value Sub-Account
   10/1/1993 to 12/31/1993*.....................    1.125          1.137            4,515,611
   1/1/1994 to 12/31/1994.......................    1.137          1.119           15,572,344
   1/1/1995 to 12/31/1995.......................    1.119          1.439           19,773,057
   1/1/1996 to 12/31/1996.......................    1.439          1.669           24,345,379
   1/1/1997 to 12/31/1997.......................    1.669          1.932           24,035,279
   1/1/1998 to 12/31/1998.......................    1.932          1.802           21,347,155
   1/1/1999 to 12/31/1999.......................    1.802          1.784           17,151,815
   1/1/2000 to 12/31/2000.......................    1.784          2.120           15,593,693
   1/1/2001 to 12/31/2001.......................    2.120          2.673           23,265,733
   1/1/2002 to 12/31/2002.......................    2.673          2.404           22,307,958
   1/1/2003 to 12/31/2003.......................    2.404          3.146           20,350,274
   1/1/2004 to 12/31/2004.......................    3.146          3.412           17,678,283
   1/1/2005 to 12/31/2005.......................    3.412          3.703           14,874,735
   1/1/2006 to 12/31/2006.......................    3.703          4.108           10,785,440
Harris Oakmark International Sub-Account
   5/1/2002 to 12/31/2002*......................    1.060          0.884                8,900
   1/1/2003 to 12/31/2003.......................    0.884          1.179              952,956
   1/1/2004 to 12/31/2004.......................    1.179          1.404            2,168,632
   1/1/2005 to 12/31/2005.......................    1.404          1.583            3,570,280
   1/1/2006 to 12/31/2006.......................    1.583          2.014            3,872,901
Harris Oakmark Large Cap Value Sub-Account
   5/1/2002 to 12/31/2002*......................    1.186          0.973              793,465
   1/1/2003 to 12/31/2003.......................    0.973          1.203            2,130,663
   1/1/2004 to 12/31/2004.......................    1.203          1.321            2,319,472
   1/1/2005 to 12/31/2005.......................    1.321          1.284            1,934,007
   1/1/2006 to 12/31/2006.......................    1.284          1.493            1,222,651
Jennison Growth Sub-Account/(12)/ (previously Met/Putnam Voyager Sub-Account)
   1/22/2001 to 12/31/2001*.....................    0.753          0.494            2,569,263
   1/1/2002 to 12/31/2002.......................    0.494          0.346            2,363,367
   1/1/2003 to 12/31/2003.......................    0.346          0.430            2,208,850
   1/1/2004 to 12/31/2004.......................    0.430          0.445            1,342,940
   1/1/2005 to 4/30/2005........................    0.445          0.406            1,146,456
Jennison Growth Sub-Account
   5/1/2005 to 12/31/2005*......................    0.411          0.495              980,101
   1/1/2006 to 12/31/2006.......................    0.495          0.502              743,175
Lazard Mid-Cap Sub-Account
   5/1/2002 to 12/31/2002*......................    1.140          0.967              418,397
   1/1/2003 to 12/31/2003.......................    0.967          1.204              749,950
   1/1/2004 to 12/31/2004.......................    1.204          1.359              752,154

--------
*  Date these Sub-accounts were first available.

                                                                                          NUMBER OF
                                                     ACCUMULATION                     ACCUMULATION UNITS
                                                      UNIT VALUE      ACCUMULATION      OUTSTANDING AT
                                                     AT BEGINNING      UNIT VALUE       END OF PERIOD
                                                      OF PERIOD     AT END OF PERIOD    (IN THOUSANDS)
                                                     ------------   ----------------  ------------------
   1/1/2005 to 12/31/2005..........................       1.359            1.449             722,942
   1/1/2006 to 12/31/2006..........................       1.449            1.639             559,822
Legg Mason Partners Aggressive Growth Sub-Account/(9)(16)/ (previously Legg Mason Aggresive Growth Sub-
  Account and before that Janus Aggressive Growth Sub-Account and before that, Janus Growth Sub-Acccount)
   5/1/2001 to 12/31/2001*..........................      1.000            0.775             344,674
   1/1/2002 to 12/31/2002...........................      0.775            0.529             566,433
   1/1/2003 to 12/31/2003...........................      0.529            0.678             581,098
   1/1/2004 to 12/31/2004...........................      0.678            0.725             499,763
   1/1/2005 to 12/31/2005...........................      0.725            0.813             599,986
   1/1/2006 to 12/31/2006...........................      0.813            0.788             665,493
Legg Mason Value Equity Sub-Account (previously MFS(R) Investors Trust Sub-Account Class A)/(13)/
   7/2/2001* to 12/31/2001..........................      0.898            0.833             311,202
   1/1/2002 to 12/31/2002...........................      0.833            0.656             743,289
   1/1/2003 to 12/31/2003...........................      0.656            0.788             835,828
   1/1/2004 to 12/31/2004...........................      0.788            0.866           1,323,979
   1/1/2005 to 12/31/2005...........................      0.866            0.916             860,656
   1/1/2006 to 4/30/2006............................      0.916            0.959                   0
Legg Mason Value Equity Sub-Account (previously MFS(R) Research Managers Sub-Account)/(4)/
   7/2/2001* to 12/31/2001..........................   0.980259         0.880195             129,693
   1/1/2002 to 12/31/2002...........................   0.880195         0.658958             437,219
   1/1/2003 to 12/31/2003...........................   0.658956         0.806814             703,559
   1/1/2004 to 12/31/2004...........................   0.806814         0.822299             621,980
Legg Mason Value Equity Sub-Account
   5/1/2006* to 12/31/2006..........................      0.955            1.025             569,853
Lehman Brothers Aggregate Bond Index Sub-Account
   1/22/2001 to 12/31/2001*.........................      1.077            1.131           2,019,440
   1/1/2002 to 12/31/2002...........................      1.131            1.226           5,543,843
   1/1/2003 to 12/31/2003...........................      1.226            1.251           4,465,718
   1/1/2004 to 12/31/2004...........................      1.251            1.281           3,813,153
   1/1/2005 to 12/31/2005...........................      1.281            1.288           2,859,445
   1/1/2006 to 12/31/2006...........................      1.288            1.319           1,918,121
Loomis Sayles Small Cap Sub-Account
   5/2/1994 to 12/31/1994*..........................      1.000            0.959           2,988,971
   1/1/1995 to 12/31/1995...........................      0.959            1.219          13,533,326
   1/1/1996 to 12/31/1996...........................      1.219            1.572          26,307,748
   1/1/1997 to 12/31/1997...........................      1.572            1.936          39,442,109
   1/1/1998 to 12/31/1998...........................      1.936            1.878          40,318,239
   1/1/1999 to 12/31/1999...........................      1.878            2.441          32,700,400
   1/1/2000 to 12/31/2000...........................      2.441            2.535          39,281,394
   1/1/2001 to 12/31/2001...........................      2.535            2.280          31,036,981
   1/1/2002 to 12/31/2002...........................      2.280            1.764          24,037,246
   1/1/2003 to 12/31/2003...........................      1.764            2.375          20,108,467
   1/1/2004 to 12/31/2004...........................      2.375            2.728          16,931,562
   1/1/2005 to 12/31/2005...........................      2.728            2.877          14,046,323
   1/1/2006 to 12/31/2006...........................      2.877            3.313          11,044,902
Lord Abbett Bond Debenture Sub-Account
   5/1/2001 to 12/31/2001*..........................      1.389            1.375             199,974
   1/1/2002 to 12/31/2002...........................      1.375            1.349             841,031

--------
*  Date these Sub-accounts were first available.

                                                                                   NUMBER OF
                                                 ACCUMULATION                  ACCUMULATION UNITS
                                                  UNIT VALUE    ACCUMULATION     OUTSTANDING AT
                                                 AT BEGINNING    UNIT VALUE      END OF PERIOD
                                                  OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                                                 ------------ ---------------- ------------------
   1/1/2003 to 12/31/2003....................        1.349          1.585           1,736,428
   1/1/2004 to 12/31/2004....................        1.585          1.692           1,823,231
   1/1/2005 to 12/31/2005....................        1.692          1.694           1,693,088
   1/1/2006 to 12/31/2006....................        1.694          1.824           1,718,081
MFS(R) Research International Sub-Account
   5/1/2001 to 12/31/2001*...................        0.972          0.848             262,000
   1/1/2002 to 12/31/2002....................        0.848          0.738             481,522
   1/1/2003 to 12/31/2003....................        0.738          0.962             928,006
   1/1/2004 to 12/31/2004....................        0.962          1.134           1,446,531
   1/1/2005 to 12/31/2005....................        1.134          1.303           1,520,771
   1/1/2006 to 12/31/2006....................        1.303          1.627           1,515,531
MFS(R) Total Return Sub-Account Class A/(1)/
   9/21/1988 to 12/31/1988*..................        1.042          1.063             731,349
   1/1/1989 to 12/31/1989....................        1.063          1.249                   0
   1/1/1990 to 12/31/1990....................        1.249          1.272          18,099,540
   1/1/1991 to 12/31/1991....................        1.272          1.508          26,478,398
   1/1/1992 to 12/31/1992....................        1.508          1.588          41,588,546
   1/1/1993 to 12/31/1993....................        1.588          1.733          60,696,659
   1/1/1994 to 12/31/1994....................        1.733          1.691          61,961,278
   1/1/1995 to 12/31/1995....................        1.691          2.190          56,145,463
   1/1/1996 to 12/31/1996....................        2.190          2.485          52,130,165
   1/1/1997 to 12/31/1997....................        2.485          3.103          48,490,618
   1/1/1998 to 12/31/1998....................        3.103          3.664          42,358,784
   1/1/1999 to 12/31/1999....................        3.664          3.975          37,391,028
   1/1/2000 to 12/31/2000....................        3.975          3.789          30,014,285
   1/1/2001 to 12/31/2001....................        3.789          3.596          24,501,065
   1/1/2002 to 12/31/2002....................        3.596          3.357          19,130,634
   1/1/2003 to 12/31/2003....................        3.357          3.875          15,049,705
   1/1/2004 to 12/31/2004....................        3.875          4.253          13,288,556
   1/1/2005 to 12/31/2005....................        4.253          4.327          11,053,293
   1/1/2006 to 12/31/2006....................        4.327          4.790           8,690,741
MFS(R) Total Return Sub-Account Class A/(2)/ (previously Balanced Sub-Account)
   10/31/1994 to 12/31/1994*....................     1.000          0.997           1,736,189
   1/1/1995 to 12/31/1995.......................     0.997          1.227          10,987,597
   1/1/1996 to 12/31/1996.......................     1.227          1.415          20,107,324
   1/1/1997 to 12/31/1997.......................     1.415          1.622          28,677,041
   1/1/1998 to 12/31/1998.......................     1.622          1.747          30,824,135
   1/1/1999 to 12/31/1999.......................     1.747          1.636          27,038,754
   1/1/2000 to 12/31/2000.......................     1.636          1.583          19,606,177
   1/1/2001 to 12/31/2001.......................     1.583          1.492          17,247,901
   1/1/2002 to 12/31/2002.......................     1.492          1.273          14,361,234
   1/1/2003 to 12/31/2003.......................     1.273          1.504          12,665,983
   1/1/2004 to 4/30/2004........................     1.504          1.492          12,220,963
MFS(R) Total Return Sub-Account Class E/(2)/
   5/1/2004 to 12/31/2004*......................    38.200         41.490             338,825
   1/1/2005 to 12/31/2005.......................    41.490         42.144             294,937
   1/1/2006 to 12/31/2006.......................    42.144         46.585             217,164

--------
*  Date these Sub-accounts were first available.

                                                                                   NUMBER OF
                                                 ACCUMULATION                  ACCUMULATION UNITS
                                                  UNIT VALUE    ACCUMULATION     OUTSTANDING AT
                                                 AT BEGINNING    UNIT VALUE      END OF PERIOD
                                                  OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                                                 ------------ ---------------- ------------------
Met/AIM Small Cap Growth Sub-Account
   5/1/2002 to 12/31/2002*......................    1.122          0.848              556,582
   1/1/2003 to 12/31/2003.......................    0.848          1.162            1,320,114
   1/1/2004 to 12/31/2004.......................    1.162          1.220              802,132
   1/1/2005 to 12/31/2005.......................    1.220          1.303              674,289
   1/1/2006 to 12/31/2006.......................    1.303          1.468              392,663
MetLife Mid Cap Stock Index Sub-Account
   1/22/2001 to 12/31/2001*.....................    1.036          1.031            1,448,527
   1/1/2002 to 12/31/2002.......................    1.031          0.863            2,232,301
   1/1/2003 to 12/31/2003.......................    0.863          1.146            2,512,009
   1/1/2004 to 12/31/2004.......................    1.146          1.308            2,683,144
   1/1/2005 to 12/31/2005.......................    1.308          1.446            2,080,739
   1/1/2006 to 12/31/2006.......................    1.446          1.567            1,893,215
MetLife Stock Index Sub-Account Class A/(5)(7)/
   8/1/1992 to 12/31/1992*......................    1.592          1.644           21,583,607
   1/1/1993 to 12/31/1993.......................    1.644          1.780           11,017,884
   1/1/1994 to 12/31/1994.......................    1.780          1.775           14,282,355
   1/1/1995 to 12/31/1995.......................    1.775          2.398           15,539,609
   1/1/1996 to 12/31/1996.......................    2.398          2.898           15,623,253
   1/1/1997 to 12/31/1997.......................    2.898          3.788           15,874,978
   1/1/1998 to 12/31/1998.......................    3.788          4.781           15,292,906
   1/1/1999 to 12/31/1999.......................    4.781          5.678           15,111,062
   1/1/2000 to 12/31/2000.......................    5.678          5.096           13,740,976
   1/1/2001 to 12/31/2001.......................    5.096          3.682           14,020,250
   1/1/2002 to 12/31/2002.......................    3.682          2.822           11,436,136
   1/1/2003 to 12/31/2003.......................    2.822          3.569            9,542,274
   1/1/2004 to 12/31/2004.......................    3.569          3.892            7,653,999
   1/1/2005 to 12/31/2005.......................    3.892          4.018            6,132,270
   1/1/2006 to 12/31/2006.......................    4.018          4.577            4,820,404
MetLife Stock Index Sub-Account Class B/(6)/
   1/22/2001 to 12/31/2001*.....................    4.150          3.528              268,034
   1/1/2002 to 12/31/2002.......................    3.528          2.697              603,435
   1/1/2003 to 12/31/2003.......................    2.697          3.402              852,620
   1/1/2004 to 12/31/2004.......................    3.402          3.702              855,202
   1/1/2005 to 12/31/2005.......................    3.702          3.812              693,290
   1/1/2006 to 12/31/2006.......................    3.812          4.332              499,931
Morgan Stanley EAFE(R) Index Sub-Account
   1/22/2001 to 12/31/2001*.....................    1.102          0.853              641,779
   1/1/2002 to 12/31/2002.......................    0.853          0.700            1,349,943
   1/1/2003 to 12/31/2003.......................    0.700          0.948            1,681,173
   1/1/2004 to 12/31/2004.......................    0.948          1.116            1,823,231
   1/1/2005 to 12/31/2005.......................    1.116          1.243            1,939,715
   1/1/2006 to 12/31/2006.......................    1.243          1.539            2,247,025
Neuberger Berman Mid Cap Sub-Account
   5/1/2001 to 12/31/2001*......................    1.543          1.503              245,461
   1/1/2002 to 12/31/2002.......................    1.503          1.336            2,012,000
   1/1/2003 to 12/31/2003.......................    1.336          1.795            1,750,230

--------
*  Date these Sub-accounts were first available.

                                                                                    NUMBER OF
                                                ACCUMULATION                    ACCUMULATION UNITS
                                                 UNIT VALUE     ACCUMULATION      OUTSTANDING AT
                                                AT BEGINNING     UNIT VALUE       END OF PERIOD
                                                 OF PERIOD    AT END OF PERIOD    (IN THOUSANDS)
                                                ------------  ----------------  ------------------
   1/1/2004 to 12/31/2004.....................      1.795           2.172            3,099,203
   1/1/2005 to 12/31/2005.....................      2.172           2.398            3,489,753
   1/1/2006 to 12/31/2006.....................      2.398           2.631            2,793,921
Neuberger Berman Real Estate Sub-Account
   5/1/2004 to 12/31/2004*....................      9.999          12.818              124,242
   1/1/2005 to 12/31/2005.....................     12.818          14.349              179,430
   1/1/2006 to 12/31/2006.....................     14.349          19.478              296,783
Oppenheimer Capital Appreciation Sub-Account
   5/1/2005 to 12/31/2005*....................     10.024          10.888               15,335
   1/1/2006 to 12/31/2006.....................     10.888          11.560               23,353
Oppenheimer Global Equity Sub-Account
   5/1/2004 to 12/31/2004*....................     12.799          14.768                7,408
   1/1/2005 to 12/31/2005.....................     14.768          16.899               26,823
   1/1/2006 to 12/31/2006.....................     16.899          19.400               35,975
PIMCO Inflation Protection Bond Sub-Account
   5/1/2006* to 12/31/2006....................     11.012          11.123               23,194
PIMCO Total Return Sub-Account
   5/1/2001 to 12/31/2001*....................      1.001           1.054            1,887,995
   1/1/2002 to 12/31/2002.....................      1.054           1.137           12,468,313
   1/1/2003 to 12/31/2003.....................      1.137           1.170           11,969,667
   1/1/2004 to 12/31/2004.....................      1.170           1.212           10,308,470
   1/1/2005 to 12/31/2005.....................      1.212           1.222            9,832,142
   1/1/2006 to 12/31/2006.....................      1.222           1.260            7,127,107
RCM Technology Sub-Account/(15)/ (previously RCM Global Technology Sub-Account)
   05/1/2001 to 12/31/2001*....................     0.823           0.610              176,284
   1/1/2002 to 12/31/2002......................     0.610           0.296              314,143
   1/1/2003 to 12/31/2003......................     0.296           0.461            1,825,498
   1/1/2004 to 12/31/2004......................     0.461           0.435            1,483,587
   1/1/2005 to 12/31/2005......................     0.435           0.476            1,063,605
   1/1/2006 to 12/31/2006......................     0.476           0.495              801,471
Russell 2000(R) Index Sub-Account
   1/22/2001 to 12/31/2001*....................     1.203           1.186            1,046,199
   1/1/2002 to 12/31/2002......................     1.186           0.929            1,956,327
   1/1/2003 to 12/31/2003......................     0.929           1.336            3,302,678
   1/1/2004 to 12/31/2004......................     1.336           1.547            3,128,640
   1/1/2005 to 12/31/2005......................     1.547           1.592            2,674,744
   1/1/2006 to 12/31/2006......................     1.592           1.847            2,502,216
T. Rowe Price Large Cap Growth Sub-Account
   5/1/2004 to 12/31/2004*.....................    11.198          12.138               15,970
   1/1/2005 to 12/31/2005......................    12.138          12.733               81,410
   1/1/2006 to 12/31/2006......................    12.733          14.182              100,235
T. Rowe Price Mid Cap Growth Sub-Account
   5/1/2001 to 12/31/2001*.....................     0.981           0.824              822,978
   1/1/2002 to 12/31/2002......................     0.824           0.455            1,945,971
   1/1/2003 to 12/31/2003......................     0.455           0.613            3,614,693
   1/1/2004 to 12/31/2004......................     0.613           0.713            4,658,094
   1/1/2005 to 12/31/2005......................     0.713           0.806            4,162,391
   1/1/2006 to 12/31/2006......................     0.806           0.845            3,391,728

--------
*  Date these Sub-accounts were first available.

                                                                                        NUMBER OF
                                                      ACCUMULATION                  ACCUMULATION UNITS
                                                       UNIT VALUE    ACCUMULATION     OUTSTANDING AT
                                                      AT BEGINNING    UNIT VALUE      END OF PERIOD
                                                       OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                                                      ------------ ---------------- ------------------
T. Rowe Price Small Growth Sub-Account
   5/1/2004 to 12/31/2004*...........................    12.426         13.252               1,999
   1/1/2005 to 12/31/2005............................    13.252         14.476               7,208
   1/1/2006 to 12/31/2006............................    14.476         14.800              21,181
Western Asset Management Strategic Bond Sub-Account
   10/31/1994 to 12/31/1994*.........................     1.000          0.984           1,124,133
   1/1/1995 to 12/31/1995............................     0.984          1.159           6,132,563
   1/1/1996 to 12/31/1996............................     1.159          1.307          15,034,554
   1/1/1997 to 12/31/1997............................     1.307          1.433          23,074,669
   1/1/1998 to 12/31/1998............................     1.433          1.442          24,945,159
   1/1/1999 to 12/31/1999............................     1.442          1.443          20,278,882
   1/1/2000 to 12/31/2000............................     1.443          1.527          16,337,092
   1/1/2001 to 12/31/2001............................     1.527          1.609          14,811,810
   1/1/2002 to 12/31/2002............................     1.609          1.740          12,769,969
   1/1/2003 to 12/31/2003............................     1.740          1.933          12,195,522
   1/1/2004 to 12/31/2004............................     1.933          2.034          10,800,354
   1/1/2005 to 12/31/2005............................     2.034          2.063           9,727,358
   1/1/2006 to 12/31/2006............................     2.063          2.139           7,388,018
Western Asset Management U.S. Government Sub-Account
   10/31/1994 to 12/31/1994*.........................     1.000          1.004             910,020
   1/1/1995 to 12/31/1995............................     1.004          1.139           4,495,184
   1/1/1996 to 12/31/1996............................     1.139          1.161           5,785,148
   1/1/1997 to 12/31/1997............................     1.161          1.242           8,616,135
   1/1/1998 to 12/31/1998............................     1.242          1.319          12,796,204
   1/1/1999 to 12/31/1999............................     1.319          1.304          10,314,952
   1/1/2000 to 12/31/2000............................     1.304          1.421           8,874,230
   1/1/2001 to 12/31/2001............................     1.421          1.496          10,827,033
   1/1/2002 to 12/31/2002............................     1.496          1.593          14,892,461
   1/1/2003 to 12/31/2003............................     1.593          1.598          11,075,788
   1/1/2004 to 12/31/2004............................     1.598          1.624           8,131,240
   1/1/2005 to 12/31/2005............................     1.624          1.630           6,359,030
   1/1/2006 to 12/31/2006............................     1.630          1.675           4,200,467
Zenith Equity Sub-Account/(3)/
   9/16/1988 to 12/31/1988*..........................     4.645          4.612             439,393
   1/1/1989 to 12/31/1989............................     4.612          5.950                   0
   1/1/1990 to 12/31/1990............................     5.950          5.666          12,591,788
   1/1/1991 to 12/31/1991............................     5.666          8.608          21,719,884
   1/1/1992 to 12/31/1992............................     8.608          7.978          33,645,983
   1/1/1993 to 12/31/1993............................     7.978          9.050          40,091,665
   1/1/1994 to 12/31/1994............................     9.050          8.298          43,592,961
   1/1/1995 to 12/31/1995............................     8.298         11.300          41,663,900
   1/1/1996 to 12/31/1996............................    11.300         13.496          41,363,155
   1/1/1997 to 12/31/1997............................    13.496         16.442          40,200,592
   1/1/1998 to 12/31/1998............................    16.442         21.752          33,502,039
   1/1/1999 to 12/31/1999............................    21.752         24.831          38,236,116
   1/1/2000 to 12/31/2000............................    24.831         23.359          27,364,614
   1/1/2001 to 12/31/2001............................    23.359         19.257          22,565,710

--------
*  Date these Sub-accounts were first available.

                                                                                           NUMBER OF
                                                         ACCUMULATION                  ACCUMULATION UNITS
                                                          UNIT VALUE    ACCUMULATION     OUTSTANDING AT
                                                         AT BEGINNING    UNIT VALUE      END OF PERIOD
                                                          OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                                                         ------------ ---------------- ------------------
   1/1/2002 to 12/31/2002...............................     19.257         14.832         17,578,438
   1/1/2003 to 12/31/2003...............................     14.832         19.235         14,440,815
   1/1/2004 to 12/31/2004...............................     19.235         21.064         11,979,638
   1/1/2005 to 12/31/2005...............................     21.064         22.892          9,937,720
   1/1/2006 to 12/31/2006...............................     22.892         24.456          7,924,053
MetLife Conservative Allocation Sub-Account
   5/1/2005 to 12/31/2005*..............................      9.999         10.303              4,181
   1/1/2006 to 12/31/2006...............................     10.303         10.866              6,437
MetLife Conservative to Moderate Allocation Sub-Account
   5/1/2005 to 12/31/2005*..............................      9.999         10.521              2,188
   1/1/2006 to 12/31/2006...............................     10.521         11.359             95,025
MetLife Moderate Allocation Sub-Account
   5/1/2005 to 12/31/2005*..............................      9.999         10.752             55,018
   1/1/2006 to 12/31/2006...............................     10.752         11.864            196,707
MetLife Moderate to Aggressive Allocation Sub-Account
   5/1/2005 to 12/31/2005*..............................      9.999         10.978             36,461
   1/1/2006 to 12/31/2006...............................     10.978         12.371            185,461
MetLife Aggressive Allocation Sub-Account
   5/1/2005 to 12/31/2005*..............................      9.999         11.154              5,881
   1/1/2006 to 12/31/2006...............................     11.154         12.728             70,333
Cyclical Growth and Income ETF Sub-Account
   5/1/2006* to 12/31/2006..............................     10.517         11.168                422
Cyclical Growth ETF Sub-Account
   5/1/2006* to 12/31/2006..............................     10.707         11.423                418

                                                                   1.60 VARIABLE ACCOUNT CHARGE
                                                         ------------------------------------------------
American Funds Bond Sub-Account
   5/1/2006* to 12/31/2006..............................  14.560847      15.263925             16,105
American Funds Global Small Capitalization Sub-Account
   5/1/2001 to 12/31/2001*..............................      1.479          1.345            284,714
   1/1/2002 to 12/31/2002...............................      1.345          1.071          1,031,114
   1/1/2003 to 12/31/2003...............................      1.071          1.619          1,421,682
   1/1/2004 to 12/31/2004...............................      1.619          1.926          2,017,772
   1/1/2005 to 12/31/2005...............................      1.926          2.376          2,351,449
   1/1/2006 to 12/31/2006...............................      2.376          2.901          2,577,549
American Funds Growth Sub-Account
   5/1/2001 to 12/31/2001*..............................     13.039         11.078            261,891
   1/1/2002 to 12/31/2002...............................     11.078          8.236            986,402
   1/1/2003 to 12/31/2003...............................      8.236         11.089          1,552,153
   1/1/2004 to 12/31/2004...............................     11.089         12.276          1,588,660
   1/1/2005 to 12/31/2005...............................     12.276         14.038          1,492,261
   1/1/2006 to 12/31/2006...............................     14.038         15.228          1,204,731
American Funds Growth-Income Sub-Account
   5/1/2001 to 12/31/2001*..............................      8.544          8.240            315,481
   1/1/2002 to 12/31/2002...............................      8.240          6.622            999,190
   1/1/2003 to 12/31/2003...............................      6.622          8.630          1,454,819
   1/1/2004 to 12/31/2004...............................      8.630          9.374          1,495,376

--------
*  Date these Sub-accounts were first available.

                                                               NUMBER OF
                             ACCUMULATION                  ACCUMULATION UNITS
                              UNIT VALUE    ACCUMULATION     OUTSTANDING AT
                             AT BEGINNING    UNIT VALUE      END OF PERIOD
                              OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                             ------------ ---------------- ------------------
     1/1/2005 to 12/31/2005.    9.374           9.763          1,389,278
     1/1/2006 to 12/31/2006.    9.763          11.069          1,076,545

--------
/(1)/ For Contracts issued prior to May 1, 1995, and for Contracts in the annuity phase issued on and after May 1, 1995 the MFS(R) Total Return Sub-account Class A is available.
/(2)/ Previously, the Balanced Sub-Account. On April 30, 2004, the Balanced
      Portfolio that had been offered as an Eligible Fund through that date, merged with and into the MFS Total Return Portfolio. Information shown for the MFS Total Return Sub-Account reflects the unit value history of the Balanced Sub-Account through the date of the merger. For Contracts issued on and after May 1, 1995, the MFS Total Return Portfolio Class E is available during the accumulation phase.
/(3)/ Previously, the Capital Growth Sub-account. Effective May 1, 2002, the
      Zenith Equity Portfolio of the New England Zenith Fund changed its investment objective and policies and became a "fund of funds" that invests equally in three other series of the Zenith Fund. On or about April 28, 2003, these series of the Zenith Fund were reorganized into newly established portfolios of the Metropolitan Fund.
/(4)/ Previously, the MFS Research Managers Sub-Account. On April 30, 2004, the
      MFS Research Managers Portfolio that had been offered as an Eligible Fund through that date, merged with and into the MFS Investors Trust Portfolio. On April 28, 2006, the MFS Investors Trust Portfolio merged into the Legg Mason Value Equity Portfolio. Information shown for the Legg Mason Value Equity Sub-Account reflects the unit value history of the MFS Research Managers Sub-Account through the date of the April 30, 2004 merger.
/(5)/ For Contracts issued prior to May 1, 1995, and Contracts in the annuity phase issued on and after May 1, 1995 the MetLife Stock Index Sub-account Class A is available.
/(6)/ For Contracts issued on and after May 1, 1995, the MetLife Stock Index
      Portfolio Class B is available during the accumulation phase.
/(7)/ Previously, the Westpeak Stock Index Sub-account. On April 27, 2001, the
      MetLife Stock Index Portfolio--Class A was substituted for the Westpeak Stock Index Series of the New England Zenith Fund. Information shown for the MetLife Stock Index Sub-account Class A reflects the accumulation unit value history of the Westpeak Stock Index Sub-account through the date of the substitution.
/(8)/ Previously, the Morgan Stanley International Magnum Equity Sub-Account.
      On December 1, 2000, the Putnam International Stock Portfolio was substituted for the Morgan Stanley International Magnum Equity Series of the New England Zenith Fund, which is no longer available for investment under the Contract. The information shown for the FI International Stock Sub-Account reflects the accumulation unit value history of the Morgan Stanley International Equity Sub-Account through the date of the substitution.
/(9)/ Previously, the Janus Growth Sub-Account. On April 28, 2003, the Janus
      Growth Portfolio that had been offered as an Eligible Fund through that date, merged with and into the Janus Aggressive Growth Portfolio. Information shown for the Janus Aggressive Growth Sub-Account is based on the May 1, 2001 inception date of the Janus Growth Sub-Account and reflects the unit value history of the Janus Growth Sub-Account through the date of the merger.
/(10)/Previously, the Janus Mid Cap Sub-Account. On April 30, 2004, the FI Mid
      Cap Opportunities Portfolio that had been offered as an Eligible Fund through that date, merged with and into the Janus Mid Cap Portfolio and immediately following the merger, the Janus Mid Cap Portfolio was renamed the FI Mid Cap Opportunities Portfolio. Information shown for the FI Mid Cap Opportunities Sub-Account (formerly the Janus Mid Cap Sub-Account) reflects the unit value history of the Janus Mid Cap Sub-Account through the date of the merger.
/(11)/Previously, the FI Mid Cap Opportunities Sub-Account. On April 30, 2004, the FI Mid Cap Opportunities Portfolio that had been offered as an Eligible Fund through that date, merged with and into the Janus Mid Cap Portfolio and immediately following the merger, the Janus Mid Cap Portfolio was renamed the FI Mid Cap Opportunities Portfolio. Information shown reflects the unit value history of the FI Mid Cap Opportunities Portfolio Sub-Account.

/(12)/Previously, the Met/Putnam Voyager Sub-Account. On April 29, 2005, the
      Met/Putnam Voyager Portfolio that had been offered as an Eligible Fund up through that date, merged with and into the Jennison Growth Portfolio. Information shown for the Jennison Growth Sub-Account (formerly the Met/Putnam Voyager Sub-Account) reflects the unit value history of the Met/Putnam Voyager Sub-Account through the date of the merger.
/(13)/Previously the MFS Investors Trust Sub-Account. On April 28, 2006, the
      MFS Investors Trust Portfolio that had been offered as an Eligible Fund up through that date, merged with and into the Legg Mason Value Equity Portfolio. Information shown for the Legg Mason Value Equity Sub-Account (formerly the MFS Investors Trust Sub-Account) reflects the unit value history of the MFS Investors Sub-Account Class A through the date of the merger.
/(14)/Effective October 2, 2006, BlackRock Investment Trust Portfolio changed its name to BlackRock Large Cap Portfolio. On or about April 30, 2007, BlackRock Large Cap Portfolio merged into BlackRock Large-Cap Core Portfolio.
/(15)/Effective April 30, 2007, RCM Global Technology Portfolio changed its name to RCM Technology Portfolio.
/(16)/Effective October 1, 2006, Janus Aggressive Growth Portfolio changed its name to Legg Mason Aggressive Growth Portfolio. Effective April 30, 2007, Legg Mason Aggressive Growth Portfolio changed its name to Legg Mason Partners Aggressive Growth Portfolio.

   Information on units and unit values is useful because they affect the calculation of Contract Values. The value of a Contract is determined by multiplying the number of Accumulation Units in each sub-account credited to the Contract by the Accumulation Unit Value of the sub-account. The Accumulation Unit Value of a sub-account depends in part on the net investment experience of the Eligible Fund in which it invests. See "Contract Value and Accumulation Unit Value" for more information.

                                  PREMIUM TAX

   Premium tax rates are subject to change. At present the Company pays premium taxes in the following jurisdictions at the rates shown.

                         CONTRACTS USED WITH TAX
         JURISDICTION   QUALIFIED RETIREMENT PLANS ALL OTHER CONTRACTS
         ------------   -------------------------- -------------------
         California....            0.50%*                 2.35%
         Florida.......            1.00%                  1.00%
         Maine.........              --                   2.00%
         Nevada........              --                   3.50%
         Puerto Rico...            3.00%                  3.00%
         South Dakota..              --                   1.25%
         West Virginia.            1.00%                  1.00%
         Wyoming.......              --                   1.00%

--------
* Contracts sold to (S)408(a) IRA Trusts are taxed at 2.35%.

   See "Premium Tax Charges" in the prospectus for more information about how premium taxes affect the Contracts.

                               TABLE OF CONTENTS
                                    OF THE
                      STATEMENT OF ADDITIONAL INFORMATION
                            FOR ZENITH ACCUMULATOR

                                                                    PAGE
                                                                    -----
      HISTORY......................................................  II-3
      SERVICES RELATING TO THE VARIABLE ACCOUNT AND THE CONTRACTS..  II-3
      INVESTMENT ADVICE............................................  II-3
      DISTRIBUTION OF THE CONTRACTS................................  II-6
      CALCULATION OF PERFORMANCE DATA..............................  II-6
      CALCULATION OF YIELDS........................................  II-7
      NET INVESTMENT FACTOR........................................  II-9
      ANNUITY PAYMENTS.............................................  II-9
      HYPOTHETICAL ILLUSTRATIONS OF ANNUITY INCOME PAYOUTS......... II-11
      HISTORICAL ILLUSTRATIONS OF ANNUITY INCOME PAYOUTS........... II-11
      TAX STATUS OF THE CONTRACTS.................................. II-12
      INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM................ II-13
      LEGAL MATTERS................................................ II-13
      FINANCIAL STATEMENTS FOR THE NEW ENGLAND VARIABLE ACCOUNT....   F-1
      FINANCIAL STATEMENTS FOR METROPOLITAN LIFE INSURANCE COMPANY.   F-1

   If you would like a copy of any of the following Statements of Additional Information, please check the appropriate box below and mail to:

   New England Securities Corporation
   501 Boylston Street
   Boston, Massachusetts 02116

       [_]Zenith Accumulator -- The New England Variable Account
       [_]Metropolitan Series Fund, Inc.
       [_]Met Investors Series Trust
       [_]American Funds Insurance Series
       [_]Variable Insurance Products Fund
       [_]My current address is:

                        ----------------   Name    ----
                        Contract Number

                        ----------------   Address ----
                           Signature
                                                   ----
                                                   Zip

                              ZENITH ACCUMULATOR

                     Individual Variable Annuity Contracts
                                   Issued By
                      Metropolitan Life Insurance Company
                                200 Park Avenue
                           New York, New York 10166

                              Designated Office:
                         Annuity Administrative Office
                                P.O. Box 14594
                           Des Moines, IA 50306-3594

                         SUPPLEMENT DATED MAY 1, 2006
      TO THE PROSPECTUS DATED APRIL 30, 1999 (AS ANNUALLY SUPPLEMENTED).

   This supplement updates certain information in the prospectus dated April 30, 1999 (as annually supplemented), describing individual flexible and single purchase payment variable annuity contracts (the "Contracts") funded by The New England Variable Account (the "Variable Account"). You should read and retain this supplement. Certain additional information about the Contracts is contained in a Statement of Additional Information ("SAI") dated May 1, 2006, as it may be supplemented from time to time, which has been filed with the Securities and Exchange Commission ("SEC") and is incorporated herein by reference. A complete prospectus dated April 30, 1999, and any previous supplements, as well as the Statement of Additional Information, may be obtained free of charge by writing to New England Securities Corporation at 501 Boylston Street, Boston, Massachusetts 02116 or telephoning 1-800-777-5897.

   NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE CONTRACTS OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   THE SEC MAINTAINS A WEBSITE THAT CONTAINS THE SAI, MATERIAL INCORPORATED BY REFERENCE, AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SEC. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

   THE ELIGIBLE FUND PROSPECTUSES ARE ATTACHED. PLEASE READ THEM AND KEEP THEM FOR REFERENCE.

   WE DO NOT GUARANTEE HOW ANY OF THE SUB-ACCOUNTS OR ELIGIBLE FUNDS WILL PERFORM. THE CONTRACTS AND ELIGIBLE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

                                  HIGHLIGHTS

NON-NATURAL PERSONS AS OWNERS

   If the Owner of a non-qualified annuity Contract is not a natural person (e.g., a corporation, partnership or certain trusts) gains under the Contract are generally not eligible for tax deferral.

STATE VARIATIONS

   Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this supplement. This supplement updates certain information in the prospectus. Your actual Contract and any endorsements are the controlling documents. If you would like to review a copy of the Contract and endorsements, contact our Annuity Administrative Office.

                                 EXPENSE TABLE

   The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer cash value between Eligible Fund options. State premium taxes may also be deducted.

CONTRACT OWNER TRANSACTION EXPENSES

       Sales Charge Imposed on Purchase Payments.................................           None
       Contingent Deferred Sales Charge (as a percentage of Contract Value)       6.5% declining annually--
                                                                                        See Note (1)
       Transfer Fee(2)...........................................................            $10

--------
NOTES:
(1)The Contingent Deferred Sales Charge is a declining percentage of contract value withdrawn, as follows:

                   IF WITHDRAWN DURING CONTRACT YEAR  CHARGE
                   ---------------------------------  ------
                                   1.................  6.5%
                                   2.................  6.0%
                                   3.................  5.5%
                                   4.................  5.0%
                                   5.................  4.5%
                                   6.................  4.0%
                                   7.................  3.5%
                                   8.................  3.0%
                                   9.................  2.0%
                                  10.................  1.0%
                                  11.................    0%

(2)Currently, we do not charge this fee. We reserve the right to impose a charge of $10 on each transfer in excess of four per year.

   The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Eligible Fund fees and expenses.

ANNUAL CONTRACT FEE

                      Administration Contract Charge(1)..... $30

VARIABLE ACCOUNT ANNUAL EXPENSES
(as a percentage of average daily net assets in the sub-accounts)

                                                                       AMERICAN FUNDS
                                                                     BOND SUB-ACCOUNT,
                                                                       AMERICAN FUNDS
                                                                       GROWTH-INCOME
                                                                        SUB-ACCOUNT,
                                                                       AMERICAN FUNDS
                                                                    GROWTH SUB-ACCOUNT,
                                                                     AND AMERICAN FUNDS         ALL
                                                                        GLOBAL SMALL           OTHER
                                                                 CAPITALIZATION SUB-ACCOUNT SUB-ACCOUNTS
                                                                 -------------------------- ------------
       Mortality and Expense Risk Charge........................           1.20%                .95%
                                                                           -----               -----
       Administration Asset Charge..............................            .40%                .40%
                                                                           =====               =====
              Total Variable Account Annual Expenses............           1.60%               1.35%
                                                                           -----               -----

--------
NOTE:
(1)The Administration Contract Charge is not imposed after annuitization.

   The next item shows the minimum and maximum total operating expenses charged by the Eligible Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Eligible Fund's fees and expenses is contained below and in the prospectus for each Eligible Fund.

RANGE OF ELIGIBLE FUND OPERATING EXPENSES
(as a percentage of average net assets)

                                                                                            MINIMUM MAXIMUM
                                                                                            ------- -------
TOTAL ANNUAL ELIGIBLE FUND OPERATING EXPENSES
(expenses that are deducted from Eligible Fund assets, including management fees,
  distribution (12b-1) fees, and other expenses)...........................................   .29%   8.27%

                                                                                            MINIMUM MAXIMUM
                                                                                            ------- -------
NET TOTAL ANNUAL ELIGIBLE FUND OPERATING EXPENSES(1)
(expenses that are deducted from Eligible Fund assets, including management fees, distribution (12b-1) fees, and other expenses after any applicable contractual waiver or
  reimbursement arrangement)...............................................................   .28%   1.44%

--------
NOTE:
(1)The range of Net Total Annual Eligible Fund Operating Expenses takes into account contractual arrangements for certain Eligible Funds that require the investment adviser to reimburse or waive Eligible Fund operating expenses until April 30, 2007, as described in more detail below.

   The following table shows the annual operating expenses for each Eligible Fund for the year ended December 31, 2005, before and after any applicable contractual expense subsidy or expense deferral arrangement:

ANNUAL ELIGIBLE FUND OPERATING EXPENSES (as a percentage of average net assets)(1)

                                                                                                        NET TOTAL
                                                                                                         ANNUAL
                                                                                                        PORTFOLIO
                                                                                                        EXPENSES
                                                                                                        INCLUDING
                                                                      GROSS   CONTRACTUAL  NET TOTAL    ESTIMATED
                                                  12B-1               TOTAL     EXPENSE   CONTRACTUAL  EXPENSES OF
                                    MANAGEMENT DISTRIBUTION  OTHER    ANNUAL  SUBSIDY OR    ANNUAL     UNDERLYING
                                       FEES      FEES(2)    EXPENSES EXPENSES  DEFERRAL   EXPENSES(3) PORTFOLIOS(3)
                                    ---------- ------------ -------- -------- ----------- ----------- -------------
METROPOLITAN SERIES FUND, INC.
"METROPOLITAN FUND"(4)
BlackRock Money Market
  Portfolio(5).....................    .35%          0%       .07%      .42%      .01%        .41%
Western Asset Management U.S.
  Government Portfolio.............    .54%          0%       .07%      .61%        0%        .61%
BlackRock Bond Income
  Portfolio(5).....................    .40%          0%       .07%      .47%        0%        .47%
Lehman Brothers(R) Aggregate Bond
  Index Portfolio(5)...............    .25%        .25%       .06%      .56%      .01%        .55%
Western Asset Management Strategic
  Bond Opportunities Portfolio.....    .65%          0%       .10%      .75%        0%        .75%
BlackRock Diversified Portfolio....    .44%        .25%       .06%      .75%        0%        .75%
MFS(R) Total Return Portfolio
  CLASS (A)(5)(8)..................    .57%          0%       .16%      .73%        0%        .73%
MFS(R) Total Return Portfolio
  CLASS E(5)(8)....................    .57%        .15%       .16%      .88%        0%        .88%
Harris Oakmark Focused Value
  Portfolio........................    .73%          0%       .04%      .77%        0%        .77%
BlackRock Large Cap Value
  Portfolio(5)(7)..................    .70%        .15%       .15%     1.00%        0%       1.00%
Davis Venture Value Portfolio......    .72%         .0%       .04%      .76%        0%        .76%
FI Value Leaders Portfolio.........    .66%          0%       .07%      .73%        0%        .73%
Harris Oakmark Large Cap Value
  Portfolio........................    .72%        .15%       .06%      .93%        0%        .93%
Neuberger Berman Mid Cap Value
  Portfolio........................    .67%        .25%       .09%     1.01%        0%       1.01%
Oppenheimer Global Equity
  Portfolio........................    .60%        .25%       .33%     1.18%        0%       1.18%
BlackRock Strategic Value
  Portfolio........................    .83%          0%       .06%      .89%        0%        .89%
BlackRock Investment Trust
  Portfolio........................    .49%        .25%       .06%      .80%        0%        .80%
MetLife Stock Index Portfolio
  CLASS A(5)(10)...................    .25%          0%       .04%      .29%      .01%        .28%
MetLife Stock Index Portfolio
  CLASS B(5)(11)...................    .25%        .25%       .04%      .54%      .01%        .53%
FI Mid Cap Opportunities Portfolio.    .68%        .25%       .07%     1.00%        0%       1.00%
MetLife Mid Cap Stock Index
  Portfolio(5).....................    .25%        .25%       .09%      .59%      .01%        .58%

                                                                                                         NET TOTAL
                                                                                                          ANNUAL
                                                                                                         PORTFOLIO
                                                                                                         EXPENSES
                                                                                                         INCLUDING
                                                                       GROSS   CONTRACTUAL  NET TOTAL    ESTIMATED
                                                   12B-1               TOTAL     EXPENSE   CONTRACTUAL  EXPENSES OF
                                     MANAGEMENT DISTRIBUTION  OTHER    ANNUAL  SUBSIDY OR    ANNUAL     UNDERLYING
                                        FEES      FEES(2)    EXPENSES EXPENSES  DEFERRAL   EXPENSES(3) PORTFOLIOS(3)
                                     ---------- ------------ -------- -------- ----------- ----------- -------------
FI International Stock Portfolio....    .86%          0%       .20%    1.06%         0%       1.06%
Morgan Stanley EAFE(R) Index
  Portfolio(5)......................    .30%        .25%       .22%     .77%       .01%        .76%
BlackRock Legacy Large Cap Growth
  Portfolio.........................    .73%          0%       .07%     .80%         0%        .80%
FI Large Cap Portfolio(5)(13).......    .80%        .25%       .06%    1.11%         0%       1.11%
Jennison Growth Portfolio...........    .64%          0%       .05%     .69%         0%        .69%
T. Rowe Price Large Cap Growth
  Portfolio.........................    .60%        .25%       .12%     .97%         0%        .97%
Loomis Sayles Small Cap
  Portfolio(5)......................    .90%          0%       .08%     .98%       .05%        .93%
Russell 2000(R) Index Portfolio(5)..    .25%        .25%       .11%     .61%       .01%        .60%
BlackRock Aggressive Growth
  Portfolio.........................    .73%        .25%       .06%    1.04%         0%       1.04%
Franklin Templeton Small Cap Growth
  Portfolio(5)(7)...................    .90%        .25%       .23%    1.38%         0%       1.38%
T. Rowe Price Small Cap Portfolio...    .51%        .25%       .09%     .85%         0%        .85%
Zenith Equity Portfolio(9)..........      0%          0%       .01%     .01%         0%        .01%         .73%

MET INVESTORS SERIES TRUST(4)
PIMCO Total Return Portfolio(7).....    .50%        .25%       .07%     .82%         0%        .82%
Lord Abbett Bond Debenture
  Portfolio.........................    .51%        .25%       .05%     .81%         0%        .81%
PIMCO Inflation Protected Bond
  Portfolio(6)......................    .50%        .25%       .05%     .80%         0%        .80%
Neuberger Berman Real Estate
  Portfolio(6)......................    .67%        .25%       .03%     .95%         0%        .95%
Legg Mason Value Equity Portfolio
  CLASS A(6)(14)....................    .70%          0%      7.57%    8.27%      7.47%        .80%
Lazard Mid-Cap Portfolio(6).........    .70%        .25%       .09%    1.04%         0%       1.04%
Harris Oakmark International
  Portfolio(6)......................    .82%        .15%       .13%    1.10%         0%       1.10%
MFS(R) Research International
  Portfolio(6)(7)...................    .74%        .25%       .23%    1.22%         0%       1.22%
Janus Aggressive Growth
  Portfolio(6)......................    .67%        .25%       .05%     .97%         0%        .97%
Oppenheimer Capital Appreciation
  Portfolio(6)(7)...................    .59%        .25%       .10%     .94%         0%        .94%
T. Rowe Price Mid-Cap Growth
  Portfolio(6)......................    .75%        .25%       .07%    1.07%         0%       1.07%
Met/AIM Small Cap Growth
  Portfolio(6)(7)...................    .90%        .25%       .11%    1.26%         0%       1.26%
RCM Global Technology
  Portfolio(6)(7)...................    .92%        .25%       .27%    1.44%         0%       1.44%
Cyclical Growth and Income ETF
  Portfolio(6)(15)..................    .45%        .25%      3.03%    3.73%      2.93%        .80%        1.13%

                                                                                                           NET TOTAL
                                                                                                            ANNUAL
                                                                                                           PORTFOLIO
                                                                                                           EXPENSES
                                                                                                           INCLUDING
                                                                         GROSS   CONTRACTUAL  NET TOTAL    ESTIMATED
                                                     12B-1               TOTAL     EXPENSE   CONTRACTUAL  EXPENSES OF
                                       MANAGEMENT DISTRIBUTION  OTHER    ANNUAL  SUBSIDY OR    ANNUAL     UNDERLYING
                                          FEES      FEES(2)    EXPENSES EXPENSES  DEFERRAL   EXPENSES(3) PORTFOLIOS(3)
                                       ---------- ------------ -------- -------- ----------- ----------- -------------
Cyclical Growth ETF
  Portfolio(6)(15)....................    .45%        .25%      1.89%    2.59%      1.79%        .80%        1.18%

AMERICAN FUNDS INSURANCE SERIES(4)
American Funds Bond Fund
  Portfolio...........................    .43%        .25%       .01%     .69%         0%        .69%
American Funds Growth-Income
  Fund................................    .28%        .25%       .01%     .54%         0%        .54%
American Funds Global Small
  Capitalization Fund.................    .74%        .25%       .05%    1.04%         0%       1.04%
American Funds Growth Fund............    .33%        .25%       .02%     .60%         0%        .60%

VARIABLE INSURANCE PRODUCTS FUND(4)
VIP Equity-Income Portfolio (Initial
  Class)..............................    .47%          0%       .09%     .56%         0%        .56%
VIP Overseas Portfolio (Initial
  Class)..............................    .72%          0%       .17%     .89%         0%        .89%

METROPOLITAN FUND-ASSET ALLOCATION
  PORTFOLIOS(4)
MetLife Conservative Allocation
  Portfolio CLASS B(5)(12)............    .10%        .25%       .95%    1.30%       .95%        .35%         .98%
MetLife Conservative to Moderate
  Allocation Portfolio
  CLASS B(5)(12)......................    .10%        .25%       .31%     .66%       .31%        .35%        1.00%
MetLife Moderate Allocation Portfolio
  CLASS B(5)(12)......................    .10%        .25%       .19%     .54%       .19%        .35%        1.04%
MetLife Moderate to Aggressive
  Portfolio CLASS B(5)(12)............    .10%        .25%       .24%     .59%       .24%        .35%        1.06%
MetLife Aggressive Allocation
  Portfolio Class B(5)(12)............    .10%        .25%      1.66%    2.01%      1.66%        .35%        1.07%

--------
NOTES:
 (1)The Eligible Fund expenses used to prepare this table were provided to us by the Eligible Funds. We have not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2005. Current or future expenses may be greater or less than those shown.

 (2)The Metropolitan Series Fund, Met Investors Series Trust, and American Funds Insurance Series have each adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. The Distribution Plan is described in more detail in the relevant Fund's prospectus.

 (3)Net Total Contractual Annual Expenses do not reflect any expense reductions resulting from directed brokerage arrangements.

 (4)Our affiliate, MetLife Advisers, LLC ("MetLife Advisers"), is the investment manager for the Portfolios of the Metropolitan Series Fund, Inc. ("Metropolitan Fund") including the Metropolitan Fund -- Asset Allocation Portfolios. Our affiliate, Met Investors Advisory LLC ("Met Investors Advisory") is the manager of the Portfolios of the Met Investors Series Trust. Capital Research and Management Company is the investment adviser of the American Funds Insurance Series. Fidelity Management & Research Company is the investment adviser to the Portfolios of the Variable Insurance Products Fund.

 (5)MetLife Advisers and the Metropolitan Fund have entered into an Expense Agreement under which MetLife Advisers will waive management fees and/or pay expenses (other than brokerage costs, interest, taxes or extraordinary expenses) of certain Portfolios so that total annual expenses of these portfolios will not exceed, at any time prior to April 30, 2006, the following percentages: 1.20% for the FI Large Cap Value Portfolio; .35% for the MetLife Conservative Allocation Portfolio; .35% for the MetLife Conservative to Moderate Allocation Portfolio; .35% for the MetLife Moderate Allocation Portfolio; .35% for the MetLife Moderate to Aggressive Allocation Portfolio; and .35% for the MetLife Aggressive Allocation Portfolio. Under the agreement, if certain conditions are met, MetLife Advisers may be reimbursed for fees waived and expenses paid with respect to the Franklin Templeton Small Cap Growth Portfolio, BlackRock Large Cap Value Portfolio and the Asset Allocation Portfolios if, in the future, actual expenses of these portfolios are less than these expense limits. MetLife Advisers has contractually agreed, until at least April 30, 2007, to reduce the Management Fee by the following percentages: .05% on all assets for the Loomis Sayles Small Cap Portfolio; .006% on all assets for the Lehman Brothers Aggregate Bond Index Portfolio; .007% on all assets for the MetLife Stock Index Portfolio; .007% on all assets for the MetLife Mid Cap Stock Index Portfolio; .007% on all assets for the Russell 2000 Index Portfolio; .007% on all assets for the Morgan Stanley EAFE Index Portfolio; .025% on assets in excess of $1 billion and less than $2 billion for the BlackRock Bond Income Portfolio; .005% on the first $500 million of assets and .015% on the next $500 million of assets for the BlackRock Money Market Portfolio; and .015% on the first $50 million of assets for the T. Rowe Price Large Cap Growth Portfolio. Management fees shown in the table for the MFS Total Return Portfolio have been restated to reflect a new fee schedule that came into effect May 1, 2006.

 (6)Met Investors Advisory and Met Investors Series Trust have entered into an Expense Limitation Agreement under which Met Investors Advisory has agreed to waive or limit its fees and to assume other expenses so that the total annual expenses of each Portfolio (other than interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses) will not exceed, at any time prior to April 30, 2006, the following percentages: .80% for the Cyclical Growth and Income ETF and Cyclical Growth EFT Portfolios; .80% for the Legg Mason Value Equity Portfolio; 1.15% for the Neuberger Berman Real Estate Portfolio; 1.05% for the Lazard Mid-Cap Portfolio; 1.30% for the Met/AIM Small Cap Growth Portfolio; 1.15% for the T. Rowe Price Mid-Cap Growth Portfolio; .90% for the PIMCO Inflation Protected Bond Portfolio; 1.35% for the RCM Global Technology Portfolio; 1.25% for the MFS Research International Portfolio; 1.00% for the Oppenheimer Capital Appreciation Portfolio; 1.25% for the Harris Oakmark International Portfolio and 1.15% for the Janus Aggressive Growth Portfolio. Under certain circumstances, any fees waived or expenses reimbursed by the investment manager may be repaid to the investment manager if, in the future, actual expenses of these Portfolios are less than these expense limits. Due to certain brokerage commission recaptures not shown in the table, actual Net Total Annual Expenses for the RCM Global Technology Portfolio were 1.35% for the year ended December 31, 2005. Management fees shown in the table for the Lazard Mid-Cap Portfolio have been restated to reflect a new fee schedule that came into effect December 19, 2005.

 (7)Certain amounts were recouped by the investment manager during 2005. These amounts are reflected in Other Expenses and per Portfolio are: .02% for the BlackRock Large Cap Value Portfolio; .03% for the Franklin Templeton Small Cap Growth Portfolio; .05% for the Oppenheimer Capital Appreciation Portfolio; .05% for the MFS Research International Portfolio; .04% for the Met/AIM Small Cap Growth Portfolio; .01% for the PIMCO Total Return Portfolio; and .14% for the RCM Global Technology Portfolio.

 (8)For Contracts issued prior to May 1, 1995, the MFS Total Return Portfolio Class A is available. For Contracts issued on and after May 1, 1995, the MFS Total Return Portfolio Class B is available during the accumulation phase and the MFS Total Return Portfolio Class A is available during the annuity phase.

 (9)The Zenith Equity Portfolio is a "fund of funds" that invests equally in three other Portfolios of the Metropolitan Fund: the FI Value Leaders Portfolio, Jennison Growth Portfolio and the Capital Guardian U.S. Equity Portfolio (together, the "Underlying Portfolios"). The Zenith Equity Portfolio has its own operating expenses and bears its pro rata portion of the operating expenses of the Underlying Portfolios including the management fee. The Total Contractual Annual Expenses of the Zenith Equity Portfolio, including the weighted average of the total operating expenses of the Underlying Portfolios (before applicable contractual expense limitations) is .73%. Contract Owners may be able to realize lower aggregate expenses by investing directly in the Underlying Portfolios instead of investing in the Zenith Equity Portfolio.

(10)For Contracts issued prior to May 1, 1995, the MetLife Stock Index Portfolio Class A is available. Class A shares of MetLife Stock Index Portfolio were substituted for the Westpeak Stock Index Series on April 27, 2001.

(11)For Contracts issued on and after May 1, 1995, the MetLife Stock Index Portfolio Class B is available during the accumulation phase and the MetLife Stock Index Portfolio Class A is available during the annuity phase.

(12)The MetLife Conservative Allocation, MetLife Conservative to Moderate Allocation, MetLife Moderate Allocation, MetLife Moderate to Aggressive Allocation, and the MetLife Aggressive Allocation Portfolios (the "Asset Allocation Portfolios") are each "funds of funds" that invest substantially all of their respective assets in other portfolios of the Metropolitan Series Fund, Inc. and/or the Met Investors Series Trust. Because these Asset Allocation Portfolios invest in other underlying portfolios, each of the Asset Allocation Portfolios also will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the investment management fee. The expenses of the underlying portfolios (after any applicable expense limitations) as of December 31, 2005 are .63% for the MetLife Conservative Allocation Portfolio, .65% for the MetLife Conservative to Moderate Allocation Portfolio, .69% for the MetLife Moderate Allocation Portfolio, .71% for the MetLife Moderate to Aggressive Allocation Portfolio, and .72% for the MetLife Aggressive Allocation Portfolio. The Gross Total Annual Expenses of the Asset Allocation Portfolios, including the weighted average of the total operating expenses of the underlying portfolios (before applicable expense limitations) as of December 31, 2005 are: 1.93% for the MetLife Conservative Allocation Portfolio, 1.31% for the MetLife Conservative to Moderate Allocation Portfolio, 1.23% for the MetLife Moderate Allocation Portfolio, 1.30% for the MetLife Moderate to Aggressive Allocation Portfolio, and 2.73% for the MetLife Aggressive Allocation Portfolio. Contract Owners may be able to realize lower aggregate expenses by investing directly in the underlying portfolios instead of the Asset Allocation Portfolios. A Contract Owner who chooses to invest directly in the underlying portfolios would not, however, receive the asset allocation services provided by MetLife Advisers.

(13)Total Annual Expenses for the FI Large Cap Portfolio have been restated to reflect the reorganization of another Portfolio into the FI Large Cap Portfolio, which occurred as of the close of business on April 28, 2006. The FI Large Cap Portfolio's expenses have also been restated to reflect contractual arrangements in effect on May 1, 2006.

(14)Total Annual Expenses for the Legg Mason Value Equity Portfolio are annualized based on the months the Portfolio was in operation in 2005. The Legg Mason Value Equity Portfolio commenced operations on November 1, 2005.

(15)Each Portfolio was designed on established principals of asset allocation. Each Portfolio will primarily invest its assets in other investment companies known as exchange-traded funds ("Underlying ETFs"). As an investor in an Underlying ETF or other investment company, the Portfolio also will bear its pro-rata portion of the operating expenses of that Underlying ETF or other investment company. The expenses of the Underlying ETFs and other investment companies are; 0.33% for Cyclical Growth and Income ETF Portfolio, and 0.38% for the Cyclical Growth ETF Portfolio. The expenses of the Underlying ETFs and other investment companies are based upon the weighted average of the total operating expenses of the Underlying EFTs or other investment company for the year ended December 31, 2005 (or in the case of Vanguard(R) U.S. Spector Index Funds, for the fiscal year ended August 31, 2005) according to such Underlying ETFs' and other investment companies' allocation targets in place as of December 31, 2005. See the prospectus for the portfolios for a description of the allocation targets for each portfolio. Total annual expenses are annualized based on the months the portfolios were in operation (commencement of operations was October 1, 2005).

EXAMPLE

   The Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, Variable Account annual expenses, and Eligible Fund fees and expenses.(1)

   The Example assumes that you invest $10,000 in a Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the (a) maximum and (b) minimum fees and expenses of any of the Eligible Funds (before reimbursement and/or waiver). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

    (1)If you surrender your Contract or annuitize under a non-life contingency option (with applicable contingent deferred sales charges deducted) at the end of the applicable time period:

                                          1 YEAR    3 YEARS   5 YEARS  10 YEARS
                                         --------- --------- --------- ---------
(a)..................................... $1,504.00 $3,136.00 $4,625.00 $7,749.00
(b)..................................... $  778.00 $1,083.00 $1,402.00 $2,137.00

    (2)If you do NOT surrender your Contract or if you annuitize under a variable life contingency option (no contingent deferred sales charges would be deducted(2)):

                                          1 YEAR   3 YEARS   5 YEARS  10 YEARS
                                          ------- --------- --------- ---------
 (a)..................................... $946.00 $2,707.00 $4,307.00 $7,693.00
 (b)..................................... $174.00 $  539.00 $  927.00 $2,013.00

   PLEASE REMEMBER THAT THE EXAMPLES ARE SIMPLY ILLUSTRATIONS AND DO NOT REFLECT PAST OR FUTURE EXPENSES. Your actual expenses may be higher or lower than those reflected in the examples depending on the features you choose. Similarly your rate of return may be more or less than the 5% assumed in the examples.
--------
NOTES:
(1)The examples do not reflect transfer fees or premium taxes (which may range up to 3.5%, depending on the jurisdiction). In these examples, the average Administration Contract Charge of 0.071% has been used. (See Note (1) to the first table on p. A-3.)

(2)The same would apply if you elect to annuitize under a fixed life contingency option unless your Contract has been in effect less than five years, in which case the expenses shown in the first three columns of the first example would apply. (See "Contingent Deferred Sales Charge".)

--------------------------------------------------------------------------------
Condensed financial information containing the Accumulation Unit Value history appears at the end of this prospectus (p. A-32).

                                  THE COMPANY

   The Company is a life insurance company and wholly-owned subsidiary of MetLife, Inc., a publicly traded company, whose principal office is at One Madison Avenue, New York, N.Y. 10010. The Company was organized in 1868 under the laws of the State of New York and has engaged in the life insurance business under its present name since 1868. It operates as a life insurance company in all 50 states, the District of Columbia, Puerto Rico and all provinces of Canada. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and group customers.

   New England Life Insurance Company ('NELICO"), a subsidiary of the Company, provides administrative services for the Contracts and the Variable Account pursuant to an administrative services agreement with the Company. These administrative services include maintenance of Contract Owner records and accounting, valuation, regulatory and reporting services. NELICO is located at 501 Boylston Street, Boston, Massachusetts 02116. The Company's Designated Office for receipt of Purchase Payments, loan repayments, requests and elections, and communications regarding death of the Annuitant, as further described below, is Annuity Administrative Office, P.O. Box 14594 Des Moines, IA 50306-3594.

                      INVESTMENTS OF THE VARIABLE ACCOUNT

   Purchase payments applied to the Variable Account will be invested in one or more of the Eligible Funds listed below, at net asset value without deduction of any sales charge, in accordance with the selection you make in your application. You may change your selection of Eligible Funds for future purchase payments at any time without charge. (See "Requests and Elections.") You also may transfer previously invested amounts among the Eligible Funds, subject to certain conditions. (See "Transfer Privilege.") Your Contract Value may be distributed among no more than 10 accounts (including the Fixed Account) at any time. The Company reserves the right to add or remove Eligible Funds from time to time as investments for the Variable Account. See "Substitution of Investments."

   The investment objectives and policies of certain Eligible Funds are similar to the investment objectives and policies of other funds that may be managed by the same sub-adviser. The investment results of the Eligible Funds, however, may be higher or lower than the results of such other funds. There can be no assurance, and no representation is made, that the investment results of any of the Eligible Funds will be comparable to the investment results of any other fund, even if the other fund has the same sub-adviser.

   You will find complete information about the Eligible Funds, including the risks associated with each, in the accompanying prospectuses. They should be read along with this prospectus.

BLACKROCK MONEY MARKET PORTFOLIO

   The BlackRock Money Market Portfolio's investment objective is a high level of current income consistent with preservation of capital. An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the BlackRock Money Market Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the BlackRock Money Market Portfolio.

   During extended periods of low interest rates, the yields of the subaccount investing in the BlackRock Money Market Portfolio may become extremely low and possibly negative.

WESTERN ASSET MANAGEMENT U.S. GOVERNMENT PORTFOLIO (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT PORTFOLIO)

   The Western Asset Management U.S. Government Portfolio's investment objective is to maximize total return consistent with preservation of capital and maintenance of liquidity.

BLACKROCK BOND INCOME PORTFOLIO

   The BlackRock Bond Income Portfolio's investment objective is a competitive total return primarily from investing in fixed-income securities.

LEHMAN BROTHERS AGGREGATE BOND INDEX PORTFOLIO

   The Lehman Brothers Aggregate Bond Index Portfolio's investment objective is to equal the performance of the Lehman Brothers Aggregate Bond Index.

WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES PORTFOLIO (FORMERLY SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES PORTFOLIO)

   The Western Asset Management Strategic Bond Opportunities Portfolio's investment objective is to maximize total return consistent with preservation of capital.

BLACKROCK DIVERSIFIED PORTFOLIO

   The BlackRock Diversified Portfolio's investment objective is high total return while attempting to limit investment risk and preserve capital.

MFS TOTAL RETURN PORTFOLIO CLASS A AND CLASS E

   The MFS Total Return Portfolio's investment objective is a favorable total return through investment in a diversified portfolio.

   FOR CONTRACTS ISSUED PRIOR TO MAY 1, 1995, THE MFS TOTAL RETURN PORTFOLIO CLASS A IS AVAILABLE. FOR CONTRACTS ISSUED ON AND AFTER MAY 1, 1995, THE MFS TOTAL RETURN PORTFOLIO CLASS E IS AVAILABLE DURING THE ACCUMULATION PHASE AND THE MFS TOTAL RETURN PORTFOLIO CLASS A IS AVAILABLE DURING THE ANNUITY PHASE. SEE THE EXPENSE TABLE--METROPOLITAN SERIES FUND, INC. (P. A-4) FOR EXPENSE DIFFERENCES FOR THESE CLASSES.

HARRIS OAKMARK FOCUSED VALUE PORTFOLIO

   The Harris Oakmark Focused Value Portfolio's investment objective is long-term capital appreciation.

BLACKROCK LARGE CAP VALUE PORTFOLIO

   The BlackRock Large Cap Value Portfolio's investment objective is long-term growth of capital.

DAVIS VENTURE VALUE PORTFOLIO

   The Davis Venture Value Portfolio's investment objective is growth of capital.

FI VALUE LEADERS PORTFOLIO

   The FI Value Leaders Portfolio's investment objective is long-term growth of capital.

HARRIS OAKMARK LARGE CAP VALUE PORTFOLIO

   The Harris Oakmark Large Cap Value Portfolio's investment objective is long-term capital appreciation.

NEUBERGER BERMAN MID CAP VALUE PORTFOLIO

   The Neuberger Berman Mid Cap Value Portfolio's investment objective is capital growth.

OPPENHEIMER GLOBAL EQUITY PORTFOLIO

   The Oppenheimer Global Equity Portfolio's investment objective is capital appreciation.

BLACKROCK STRATEGIC VALUE PORTFOLIO

   The BlackRock Strategic Value Portfolio's investment objective is high total return, consisting principally of capital appreciation.

BLACKROCK INVESTMENT TRUST PORTFOLIO

   The BlackRock Investment Trust Portfolio's investment objective is long-term growth of capital and income.

METLIFE STOCK INDEX PORTFOLIO CLASS A AND CLASS B

   The MetLife Stock Index Portfolio's investment objective is to equal the performance of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index").

   FOR CONTRACTS ISSUED PRIOR TO MAY 1, 1995, THE METLIFE STOCK INDEX PORTFOLIO CLASS A IS AVAILABLE. FOR CONTRACTS ISSUED ON AND AFTER MAY 1, 1995, THE METLIFE STOCK INDEX PORTFOLIO CLASS B IS AVAILABLE DURING THE

ACCUMULATION PHASE AND THE METLIFE STOCK INDEX PORTFOLIO CLASS A IS AVAILABLE DURING THE ANNUITY PHASE. SEE THE EXPENSE TABLE--METROPOLITAN SERIES FUND, INC. (P. A-4) FOR EXPENSE DIFFERENCES FOR THESE CLASSES.

FI MID CAP OPPORTUNITIES PORTFOLIO

   The FI Mid Cap Opportunities Portfolio's investment objective is long-term growth of capital.

METLIFE MID CAP STOCK INDEX PORTFOLIO

   The MetLife Mid Cap Stock Index Portfolio's investment objective is to equal the performance of the Standard & Poor's MidCap 400 Composite Stock Price Index ("S&P MidCap 400 Index").

FI INTERNATIONAL STOCK PORTFOLIO

   The FI International Stock Portfolio's investment objective is long-term growth of capital.

MORGAN STANLEY EAFE INDEX PORTFOLIO

   The Morgan Stanley EAFE Index Portfolio's investment objective is to equal the performance of the MSCI EAFE(R) Index ("Morgan Stanley Capital International Europe Australasia Far East Index").

BLACKROCK LEGACY LARGE CAP GROWTH PORTFOLIO

   The BlackRock Legacy Large Cap Growth Portfolio's investment objective is long-term growth of capital.

FI LARGE CAP PORTFOLIO

   The FI Large Cap Portfolio's investment objective is long-term growth of capital.

JENNISON GROWTH PORTFOLIO

   The Jennison Growth Portfolio's investment objective is to seek long-term growth of capital.

T. ROWE PRICE LARGE CAP GROWTH PORTFOLIO

   The T. Rowe Price Large Cap Growth Portfolio's investment objective is long-term growth of capital and, secondarily, dividend income.

LOOMIS SAYLES SMALL CAP PORTFOLIO

   The Loomis Sayles Small Cap Portfolio's investment objective is long-term capital growth from investments in common stocks or other equity securities.

RUSSELL 2000 INDEX PORTFOLIO

   The Russell 2000 Index Portfolio's investment objective is to equal the return of the Russell 2000 Index.

BLACKROCK AGGRESSIVE GROWTH PORTFOLIO

   The BlackRock Aggressive Growth Portfolio's investment objective is maximum capital appreciation.

FRANKLIN TEMPLETON SMALL CAP GROWTH PORTFOLIO

   The Franklin Templeton Small Cap Growth Portfolio's investment objective is long-term capital growth.

T. ROWE PRICE SMALL CAP GROWTH PORTFOLIO

   The T. Rowe Price Small Cap Growth Portfolio's investment objective is long-term capital growth.

PIMCO TOTAL RETURN PORTFOLIO

   The PIMCO Total Return Portfolio's investment objective is to seek maximum total return, consistent with the preservation of capital and prudent investment management.

LORD ABBETT BOND DEBENTURE PORTFOLIO

   The Lord Abbett Bond Debenture Portfolio's investment objective is to provide high current income and the opportunity for capital appreciation to produce a high total return.

PIMCO INFLATION PROTECTED BOND PORTFOLIO

   The PIMCO Inflation Protected Bond Portfolio's investment objective is maximum real return, consistent with preservation of capital and prudent investment management.

NEUBERGER BERMAN REAL ESTATE PORTFOLIO

   The Neuberger Berman Real Estate Portfolio's investment objective is to seek total return through investment in real estate securities, emphasizing both capital appreciation and current income.

LEGG MASON VALUE EQUITY PORTFOLIO (FORMERLY MFS INVESTORS TRUST PORTFOLIO)

   The Legg Mason Value Equity Portfolio's investment objective is long-term capital appreciation.

LAZARD MID-CAP PORTFOLIO (FORMERLY MET/AIM MID CAP CORE EQUITY PORTFOLIO)

   The Lazard Mid-Cap Portfolio's investment objective is long-term growth of capital.

HARRIS OAKMARK INTERNATIONAL PORTFOLIO

   The Harris Oakmark International Portfolio's investment objective is to seek long-term capital appreciation.

MFS RESEARCH INTERNATIONAL PORTFOLIO

   The MFS Research International Portfolio's investment objective is capital appreciation.

JANUS AGGRESSIVE GROWTH PORTFOLIO

   The Janus Aggressive Growth Portfolio's investment objective is to seek long-term growth of capital.

OPPENHEIMER CAPITAL APPRECIATION PORTFOLIO

   The Oppenheimer Capital Appreciation Portfolio's investment objective is capital appreciation.

T. ROWE PRICE MID-CAP GROWTH PORTFOLIO

   The T. Rowe Price Mid-Cap Growth Portfolio's investment objective is long-term growth of capital.

MET/AIM SMALL CAP GROWTH PORTFOLIO

   The Met/AIM Small Cap Growth Portfolio's investment objective is long-term growth of capital.

RCM GLOBAL TECHNOLOGY PORTFOLIO

   The RCM Global Technology Portfolio's investment objective is to seek capital appreciation, no consideration is given to income.

AMERICAN FUNDS BOND FUND

   The American Funds Bond Fund's investment objective is to maximize current income and preserve capital by investing primarily in fixed-income securities.

AMERICAN FUNDS GROWTH-INCOME FUND

   The American Funds Growth-Income Fund's Investment objective is to seek capital appreciation and income.

AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION FUND

   The American Funds Global Small Capitalization Fund's investment objective is to seek capital appreciation through stocks.

AMERICAN FUNDS GROWTH FUND

   The American Funds Growth Fund's investment objective is to seek capital appreciation through stocks.

METLIFE CONSERVATIVE ALLOCATION PORTFOLIO

   The MetLife Conservative Allocation Portfolio's investment objective is a high level of current income, with growth of capital as a secondary objective.

METLIFE CONSERVATIVE TO MODERATE ALLOCATION PORTFOLIO

   The MetLife Conservative to Moderate Allocation Portfolio's investment objective is a high total return in the form of income and growth of capital, with a greater emphasis on income.

METLIFE MODERATE ALLOCATION PORTFOLIO

   The MetLife Moderate Allocation Portfolio's investment objective is to balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.

METLIFE MODERATE TO AGGRESSIVE ALLOCATION PORTFOLIO

   The MetLife Moderate to Aggressive Allocation Portfolio's investment objective is growth of capital.

METLIFE AGGRESSIVE ALLOCATION PORTFOLIO

   The MetLife Aggressive Allocation Portfolio's investment objective is growth of capital.

ZENITH EQUITY PORTFOLIO

   The Zenith Equity Portfolio's investment objective is long-term capital appreciation.

CYCLICAL GROWTH AND INCOME ETF PORTFOLIO

   The Cyclical Growth and Income ETF Portfolio's investment objective is growth of capital and income.

CYCLICAL GROWTH ETF PORTFOLIO

   The Cyclical Growth ETF Portfolio's investment objective is growth of capital.

VIP EQUITY-INCOME PORTFOLIO

   The VIP Equity-Income Portfolio seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund's goal is to achieve a yield which exceeds the composite yield on securities comprising the Standard & Poor's 500/SM/ Index.

VIP OVERSEAS PORTFOLIO

   The VIP Overseas Portfolio seeks long-term growth of capital.

INVESTMENT ADVICE

   MetLife Advisers, an affiliate of the Company, serves as Investment Adviser for each Portfolio of the Metropolitan Fund. The chart below shows the Subadviser of each Portfolio. MetLife Advisers oversees and recommends the hiring or replacement of its Subadvisers and is ultimately responsible for the investment performance of these Eligible Funds. Each Subadviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940.

Portfolio                                              Subadviser
---------                                              ----------
BlackRock Money Market                                 BlackRock Advisors, Inc.
Western Asset Management U.S. Government/(1)/          Western Asset Management Company/(2)/
BlackRock Bond Income                                  BlackRock Advisors, Inc.
Lehman Brothers Aggregate Bond Index                   Metropolitan Life Insurance Company
Western Asset Management Strategic Bond Opportunities  Western Asset Management Company/(2)/
BlackRock Diversified                                  BlackRock Advisors, Inc.
MFS Total Return                                       Massachusetts Financial Services Company
Harris Oakmark Focused Value                           Harris Associates L.P.
BlackRock Large Cap Value                              BlackRock Advisors, Inc.
Davis Venture Value                                    Davis Selected Advisers, L.P./(3)/
FI Value Leaders                                       Fidelity Management & Research Company
Harris Oakmark Large Cap Value                         Harris Associates L.P.
Neuberger Berman Mid Cap Value                         Neuberger Berman Management Inc.
Oppenheimer Global Equity                              OppenheimerFunds, Inc.
BlackRock Strategic Value                              BlackRock Advisors, Inc.
BlackRock Investment Trust                             BlackRock Advisors, Inc.
MetLife Stock Index                                    Metropolitan Life Insurance Company
FI Mid Cap Opportunities                               Fidelity Management & Research Company
MetLife Mid Cap Stock Index                            Metropolitan Life Insurance Company
FI International Stock                                 Fidelity Management & Research Company
Morgan Stanley EAFE Index                              Metropolitan Life Insurance Company
BlackRock Legacy Large Cap Growth                      BlackRock Advisors, Inc.
FI Large Cap                                           Fidelity Management & Research Company
Jennison Growth                                        Jennison Associates LLC
T. Rowe Price Large Cap Growth                         T. Rowe Price Associates, Inc.
Loomis Sayles Small Cap                                Loomis, Sayles & Company, L.P.

Portfolio                                         Subadviser
---------                                         ----------
Russell 2000 Index                                Metropolitan Life Insurance Company
BlackRock Aggressive Growth                       BlackRock Advisors, Inc.
Franklin Templeton Small Cap Growth               Franklin Advisers, Inc.
T. Rowe Price Small Cap Growth                    T. Rowe Price Associates, Inc.
MetLife Conservative Allocation/(5)/              N/A/(5)/
MetLife Conservative to Moderate Allocation/(5)/  N/A/(5)/
MetLife Moderate Allocation/(5)/                  N/A/(5)/
MetLife Moderate to Aggressive Allocation/(5)/    N/A/(5)/
MetLife Aggressive Allocation/(5)/                N/A/(5)/
Zenith Equity/(4)/                                N/A/(4)/

--------
/(1)/Effective May 1, 2006, Salomon Brothers U.S. Government Portfolio changed its name to Western Asset Management U.S. Government Portfolio and Salomon Brothers Strategic Bond Opportunities Portfolio changed its name to Western Asset Management Strategic Bond Opportunities Portfolio.

/(2)/On May 1, 2006, Western Asset Management Company replaced Salomon Brothers
    Asset Management Inc. as Subadviser.

/(3)/Davis Selected Advisers, L.P. may delegate any of its responsibilities to Davis Selected Advisers--NY. Inc., a wholly-owned subsidiary.

/(4)/The Zenith Equity Portfolio is a "fund of funds" that invests equally in three other Portfolios of the Metropolitan Fund: the FI Value Leaders Portfolio, Jennison Growth Portfolio and the Capital Guardian U.S. Equity Portfolio (together, the "Underlying Portfolios"). The Zenith Equity Portfolio has its own operating expenses and bears its pro rata portion of the operating expenses of the Underlying Portfolios including the management fee. Contract Owners may be able to realize lower aggregate expenses by investing directly in the Underlying Portfolios instead of investing in the Zenith Equity Portfolio.

/(5)/Metropolitan Fund Asset Allocation Portfolios: The MetLife Conservative
    Allocation Portfolio, the MetLife Conservative to Moderate Allocation Portfolio, the MetLife Moderate Allocation Portfolio, the MetLife Moderate to Aggressive Allocation Portfolio, and the MetLife Aggressive Allocation Portfolio (collectively, the "Asset Allocation Portfolios") are "fund of funds" that invest in Class A shares of a diversified group of other underlying portfolios (Eligible Funds) of the Metropolitan Fund and Met Investors Series Trust. Although there is no subadviser, there is an Asset Allocation Committee of investment professionals at MetLife Advisers that are responsible for the management of the Allocation Portfolios. Each underlying portfolio has its own subadviser.

   For more information regarding the Investment Adviser and the Subadviser of the Metropolitan Series Fund Portfolios, see the Statement of Additional Information for the Contracts, and also see the Metropolitan Series Fund prospectus attached at the end of this prospectus and its Statement of Additional Information.

   Met Investors Advisory LLC (formerly Met Investors Advisory Corp.) is an affiliate of the Company and is the Manager (I.E. investment adviser) for the Met Investors Series Trust Portfolios. Each of the Met Investor Series Trust Portfolios also has an Adviser (I.E. subadviser).

   Portfolio                       Adviser (Subadviser)
   ---------                       --------------------
   PIMCO Total Return              Pacific Investment Management Company LLC
   Lord Abbett Bond Debenture      Lord, Abbett & Co. LLC
   PIMCO Inflation Protected Bond  Pacific Investment Management Company LLC
   Neuberger Berman Real Estate    Neuberger Berman Management Inc.
   Legg Mason Value Equity/(3)/    Legg Mason Capital Management, Inc.
   Lazard Mid-Cap/(1)/             Lazard Asset Management LLC/(2)/
   Harris Oakmark International    Harris Associates L.P.
   MFS Research International      Massachusetts Financial Services Company
   Janus Aggressive Growth         Janus Capital Management LLC

       Portfolio                         Adviser (Subadviser)
       ---------                         --------------------
       Oppenheimer Capital Appreciation  OppenheimerFunds, Inc.
       T. Rowe Price Mid-Cap Growth      T. Rowe Price Associates, Inc.
       Met/AIM Small Cap Growth          A I M Capital Management, Inc.
       RCM Global Technology             RCM Capital Management LLC
       Cyclical Growth and Income ETF    Gallatin Asset Management, Inc.
       Cyclical Growth ETF               Gallatin Asset Management, Inc.

--------
/(1)/Effective December 19, 2005, Met/AIM Mid Cap Core Equity Portfolio changed its name to Lazard Mid-Cap Portfolio.

/(2)/Effective December 19, 2005, Lazard Asset Management LLC replaced A I M
     Capital Management, Inc. as Adviser (subadviser).

/(3)/On or about May 1, 2006, MFS Investors Trust Portfolio, which had been offered as an Eligible Fund up to that date, merged with and into Legg Mason Value Equity Portfolio.

   For more information regarding the Manager or Adviser of the Met Investors Series Trust Portfolios, see the Statement of Additional Information for the Contracts, and also see the Met Investors Series Trust prospectus attached at the end of this prospectus and its Statement of Additional Information.

   Capital Research and Management Company is the Investment Adviser for the American Funds Insurance Series Funds.

                     Portfolio                  Subadviser
                     ---------                  ----------
                     American Funds Bond Fund   N/A
                     American Funds
                       Growth-Income            N/A
                     American Funds Global
                       Small Capitalization     N/A
                     American Funds Growth      N/A

   For more information about the Investment Adviser, see the American Funds Insurance Series prospectus attached at the end of this prospectus and its Statement of Additional Information.

   Fidelity Management & Research Company is the investment manager for the portfolios of the Variable Insurance Products Fund.

                       Portfolio          Subadviser
                       ---------          ----------
                       VIP Equity-Income  FMR Co., Inc.
                       VIP Overseas       FMR Co., Inc.

   For more information about the investment manager see the Variable Insurance Products fund prospectus attached at the end of this prospectus and its Statement of Additional Information which may be obtained free of charge by writing to Fidelity Distributors Corporation, 82 Devonshire Street, Boston, Massachusetts, 02109 or telephoning 1-800-356-5015.

   You can also get information about the Metropolitan Fund, Met Investors Series Trust, American Funds Insurance Series or the Variable Insurance Products Fund (including a copy of the Statement of Additional Information) by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE ELIGIBLE FUNDS

   An investment adviser (other than our affiliates MetLife Advisers, LLC; and Met Investors Advisory, LLC) or subadviser of an Eligible Fund, or its affiliates, may compensate us and/or certain of our affiliates for administrative or other services relating to the Eligible Funds. The amount of the compensation is not deducted from Eligible Fund assets and does not decrease the Eligible Fund's investment return. The amount of the compensation is based on a percentage of assets of the Eligible Funds attributable to the Contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50%. Additionally, an investment adviser or subadviser of an Eligible Fund or its affiliates may provide us with wholesaling services that assist in the distribution of the Contracts and may pay us and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or its affiliate) with increased access to persons involved in the distribution of the Contracts.

   We and/or certain of our affiliated insurance companies have membership interests in our affiliated investment advisers MetLife Advisers, LLC, and Met Investors Advisory, LLC, which are formed as "limited liability companies." Our membership interests entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Eligible Fund. We may benefit accordingly from assets allocated to the Eligible Funds to the extent they result in profits to the advisers. (See "EXPENSE TABLE--Annual Eligible Fund Operating Expenses" for information on the management fees paid by the Eligible Funds and the Statement of Additional Information for the Eligible Funds for information on the management fees paid by the advisers to the subadvisers.)

   Certain Eligible Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. The Distribution Plan is described in more detail in the Eligible Fund's prospectus. (See "EXPENSE TABLE--Annual Eligible Fund Operating Expenses" and "DISTRIBUTION OF CONTRACTS.") The payments are deducted from assets of the Eligible Funds and are paid to our distributor, MetLife Investors Distribution Company. These payments decrease the Eligible Fund's investment return.

   We select the Eligible Funds offered through this contract based on several criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Eligible Fund's adviser or subadviser is one of our affiliates or whether the Eligible Fund, its adviser, its subadviser(s), or an affiliate will compensate us or our affiliates for providing certain administrative and other services, as described above. In some cases, we have included Eligible Funds based on recommendations made by selling firms. We review the Eligible Funds periodically and may remove an Eligible Fund or limit its availability to new purchase payments and/or transfers of Contract Value if we determine that the Eligible Fund no longer meets one or more of the selection criteria, and/or if the Eligible Fund has not attracted significant allocations from owners. We do not provide investment advice and do not recommend or endorse any particular Eligible Fund.

   We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series. (See "DISTRIBUTION OF CONTRACTS.")

SHARE CLASSES OF THE ELIGIBLE FUNDS

   The Eligible Funds offer various classes of shares, each of which has a different level of expenses. Attached prospectuses for the Eligible Funds may provide information for share classes that are not available through the Contract. When you consult the attached prospectus for any Eligible Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Contract. The following classes of shares are available under the Contract:

    . For the Metropolitan Fund we offer Class A shares of the BlackRock Money Market, Western Asset Management Strategic Bond Opportunities, Western Asset Management U.S. Government, BlackRock Bond Income, MFS Total Return (for Contracts issued before May 1, 1995 and Contracts in the annuity phase issued on and after May 1, 1995), BlackRock Legacy Large Cap Growth, Zenith Equity, Davis Venture Value, FI Value Leaders, Harris Oakmark Focused Value, Loomis Sayles Small Cap, MetLife Stock Index (for Contracts issued before May 1, 1995 and Contracts in the annuity phase issued on and after May 1, 1995), Jennison Growth, FI International Stock and BlackRock Strategic Value Portfolios; Class B shares of the FI Large Cap Portfolio, FI Mid Cap Opportunities, Lehman Brothers Aggregate Bond Index, MetLife Mid Cap Stock Index, MetLife Stock Index (for Contracts issued after May 1, 1995 in the accumulation phase), Neuberger Berman Mid Cap Value, Franklin Templeton Small Cap Growth, Morgan

       Stanley EAFE Index, Russell 2000 Index, BlackRock Investment Trust, T. Rowe Price Large Cap Growth, T. Rowe Price Small Cap Growth, Oppenheimer Global Equity, BlackRock Aggressive Growth, BlackRock Diversified, Metlife Conservative Allocation, MetLife Conservative to Moderate Allocation, MetLife Moderate Allocation, MetLife Moderate to Aggressive Allocation and MetLife Aggressive Allocation Portfolios; and Class E shares of the Harris Oakmark Large Cap Value, BlackRock Large Cap Value and MFS Total Return (for Contracts issued on or after May 1, 1995 in the accumulation phase) Portfolios.

    . For the Met Investors Series Trust, we offer Class B shares for all Portfolios except the Harris Oakmark International Portfolio, which is Class E.

    .  For the American Funds Insurance Series, we offer Class 2 shares only.

    .  For VIP, we offer Initial Class only.

   Additionally, shares of the Eligible Funds may be offered to insurance company separate accounts of both variable annuity and variable life insurance contracts and to Qualified Plans. Due to differences in tax treatment and other considerations, the interests of various contractowners participating in, and the interests of Qualified Plans investing in the Eligible Funds may conflict. The Eligible Funds will monitor events in order to identify the existence of any material irreconcilable conflicts and determine what action, if any, should be taken in response to any such conflict.

TRANSFER PRIVILEGE

--GENERAL

   The Company currently allows an unlimited number of free transfers per Contract Year prior to annuitization. The Company reserves the right to impose a charge of $10 on each transfer in excess of four per year and to limit the number of transfers. Currently, after variable annuity payments have commenced, you may make one transfer per year without the consent of the Company, and the Fixed Account is not available under variable payment options. All transfers are subject to the requirement that the amount of Contract Value transferred be at least $25 (or, if less, the amount of Contract Value held in the sub-account from which the transfer is made) and that, after the transfer is effected, Contract Value be allocated among not more than ten accounts, including the Fixed Account. Transfers will be accomplished at the relative net asset values per share of the particular Eligible Funds next determined after the request is received by the Company's Designated Office. See "Requests and Elections" for information regarding transfers made by written request, by telephone or by fax.

   Transfers out of the Fixed Account are limited as to timing, frequency and amount.

--MARKET TIMING

   Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Eligible Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Eligible Fund and the reflection of that change in the Eligible Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Eligible Funds and may disrupt portfolio management strategy, requiring an Eligible Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Eligible Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

   We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Eligible Funds (i.e., the Western Asset Management Strategic Bond Opportunities Portfolio, BlackRock Strategic Value Portfolio, Loomis Sayles Small Cap Portfolio, Russell 2000 Index

Portfolio, Franklin Templeton Small Cap Growth Portfolio, T. Rowe Price Small Cap Growth Portfolio, Oppenheimer Global Equity Portfolio, FI International Stock Portfolio, Morgan Stanley EAFE Index Portfolio, Lord Abbett Bond Debenture Portfolio, Met/AIM Small Cap Growth Portfolio, Harris Oakmark International Portfolio, MFS Research International Portfolio, American Funds Global Small Capitalization Fund, and VIP Overseas Portfolio--the "Monitored Portfolios"). We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap, and high-yield Eligible Funds, in a 12-month period there were, (1) six or more transfers (in or out) involving the given category; (2) cumulative gross transfers (in and out) involving the given category that exceed the current Contract Value; and (3) two or more "round-trips" involving the given category. A round-trip is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days in either case subject to certain other criteria.

   We do not believe that other Eligible Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Eligible Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Eligible Funds, we rely on the Eligible Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate any other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

   Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Contract Owners or other persons who have an interest in the Contracts, we require all future transfer requests to or from any Monitored Portfolios or other identified Eligible Funds under that Contract to be submitted either (i) in writing with an original signature or (ii) by telephone prior to 10:00 a.m.

   Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

   The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Eligible Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Contract Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Contract Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Eligible Funds and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

   The Eligible Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Eligible Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Eligible Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Contract Owners and other persons with interests in the Contracts should be aware that we currently may not have the contractual obligation or the operational capacity to apply the frequent trading policies and procedures of the Eligible Funds. However, under rules recently adopted by the Securities and Exchange Commission, effective October 16, 2006, we will be required to (1) enter into a written agreement with each Eligible Fund or its principal underwriter that will obligate us to provide to the Eligible Fund promptly upon request certain information about the trading activity of individual Contract Owners, and (2) execute instructions from the Eligible Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Eligible Fund.

   In addition, Contract Owners and other persons with interests in the Contracts should be aware that some Eligible Funds may receive "omnibus" purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Eligible Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Eligible Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Eligible Funds.

   In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Eligible Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Eligible Fund prospectuses for more details.

REQUESTS AND ELECTIONS

   We will treat your request for a Contract transaction, or your submission of a purchase payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Annuity Administrative Office before the close of regular trading on the New York Stock Exchange on that day. If we receive it after that time, or if the New York Stock Exchange is not open that day, then we will treat it as received on the next day when the New York Stock Exchange is open. Our designated Annuity Administrative Office is New England Life Insurance Company, c/o Annuity Administrative Office, P.O. Box 14594, Des Moines, IA 50306-3594.

   Subject to our restrictions on "market timing", requests for sub-account transfers, address changes or reallocation of future purchase payments may be made:

    . By telephone (1-800-435-4117), between the hours of 9:00 a.m. and 4:00 p.m. Eastern Time

    .  Through your Registered Representative

    . In writing to New England Life Insurance Company, c/o Annuity Administrative Office, P.O. Box 14594 Des Moines, IA 50306-3594; or

    .  By fax (515) 457-4301

    . For transfers or reallocation of future purchase payments, by Internet at http://www.nef.com.

   If we have not received your request by 4:00 p.m. Eastern Time, even if due to our delay (such as any delay in answering your telephone call), we will treat your request as having been received on the following business day.

   All other requests must be in written form, satisfactory to us. Any request for a withdrawal, transfer, or reallocation over the telephone or by fax, may be subject to certain limitations. See "Transfer Privilege--Market Timing" for additional information on such limitations. We may stop offering telephone or fax transactions at any time in our sole discretion.

   We will use reasonable procedures such as requiring certain identifying information, tape recording the telephone instructions, and providing written confirmation of the transaction, in order to confirm that instructions communicated by telephone, Internet or fax are genuine. However, because telephone transactions may be available to anyone who provides certain information about you and your Contract, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you. Any telephone, Internet or fax instructions reasonably believed by us to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this policy, you will bear the risk of loss. If we do not employ reasonable procedures to confirm that instructions communicated by telephone, Internet or fax are genuine, we may be liable for any losses due to unauthorized or fraudulent transactions.

   All other requests and elections under your Contract must be in writing signed by the proper party, must include any necessary documentation and must be received at our Annuity Administrative Office to be effective. If acceptable to us, requests or elections relating to Beneficiaries and ownership will take effect as of the date signed unless we have already acted in reliance on the prior status. We are not responsible for the validity of any written request or election.

   Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience technical difficulties or problems, you should make your request in writing to the Company's Annuity Administrative Office as described above.

   A recording of daily unit values is available by calling 1-800-333-2501.

                               ANNUITY PAYMENTS

   During the Annuity Period, the following sub-accounts are currently not available: MFS Total Return (Class E), BlackRock Diversified, T. Rowe Price Large Cap Growth, BlackRock Aggressive Growth, T. Rowe Price Small Cap Growth, Oppenheimer Global Equity, Neuberger Berman Real Estate, Oppenheimer Capital appreciation, FI Large Cap, MetLife Conservative Allocation, MetLife Conservative to Moderate Allocation, MetLife Moderate Allocation, MetLife Moderate to Aggressive Allocation, MetLife Aggressive Allocation, Cyclical Growth & Income ETF, Cyclical Growth ETF, American Funds Bond and PIMCO Inflation Protected Bond Sub-accounts.

                RETIREMENT PLANS OFFERING FEDERAL TAX BENEFITS

   The Federal tax laws provide for a variety of retirement plans offering tax benefits. These plans, which may be funded through the purchase of the individual variable annuity contracts offered in this prospectus, include:

      1. Plans qualified under Section 401(a), 401(k), or 403(a) ("Qualified Plans") of the Internal Revenue Code (the "Code"). (At this time, the Contracts are only available on a limited basis to plans qualified under
   Section 401(k). Contracts are not being offered to 401(k) plans unless such plans already own Contracts on participants.);

      2. Annuity purchase plans adopted by public school systems and certain tax-exempt organizations pursuant to Section 403(b) of the Code ("TSA Plans") which are funded solely by salary reduction contributions and which are not otherwise subject to ERISA. (The Contracts are no longer being offered through TSA Plans that are subject to ERISA.);

      3. Individual retirement accounts adopted by or on behalf of individuals pursuant to Section 408(a) of the Code and individual retirement annuities purchased pursuant to Section 408(b) of the Code (both of which may be referred to as "IRAs"), including simplified employee pension plans, which are specialized IRAs that meet the requirements of Section 408(k) of the Code ("SEPs" and "SARSEPs"). SARSEPs are only allowed if owned prior to January 1, 1997;

      4. Roth Individual Retirement Accounts under Section 408A of the Code ("Roth IRAs"). (In some states Roth IRAs are available under this Contract only if you have an existing IRA.)

      5. Eligible deferred compensation plans (within the meaning of Section 457 of the Code) for employees of state and local governments and tax-exempt organizations ("Section 457 Plans"); and

      6. Governmental plans (within the meaning of Section 414(d) of the Code) for governmental employees, including Federal employees ("Governmental Plans").

   An investor should consult a qualified tax or other advisor as to the suitability of a Contract as a funding vehicle for retirement plans qualifying for tax benefited treatment, as to the rules underlying such plans and as to the state and Federal tax aspects of such plans. In addition, because the underlying tax-favored retirement plan itself provides tax deferral, whether or not a variable annuity is purchased, you should consider whether the features and benefits unique to variable annuities are appropriate for your needs when purchasing a Qualified Contract. At this time, the Contracts are not being offered to plans qualified under Section 401(k) of the Code unless such plans already own Contracts on participants, and are no longer being offered through TSA Plans that are subject to ERISA. The Company will not provide all the administrative support appropriate for 401(k) plans or TSA Plans subject to ERISA. Accordingly, the Contract should NOT be purchased for use with such plans.

   For any tax qualified account (E.G. 401(k) plan or IRA), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring an annuity contract within a qualified plan.

   A summary of the Federal tax laws regarding contributions to, and distributions from, the above tax benefited retirement plans may be found below under the heading "Federal Income Tax Considerations--Taxation of Qualified Contracts." It should be understood that should a tax benefited retirement plan lose its qualification for tax-exempt status, employees will lose some of the tax benefits described herein.

   In the case of certain TSA Plans under Section 403(b)(1) of the Code, IRAs purchased under Section 408(b) of the Code and Roth IRAs under Section 408A of the Code, the individual variable annuity contracts offered in this prospectus comprise the retirement "plan" itself. These Contracts will be endorsed, if necessary, to comply with Federal and state legislation governing such plans, and such endorsements may alter certain Contract provisions described in this prospectus. Refer to the Contracts and any endorsements for more complete information.

                       FEDERAL INCOME TAX CONSIDERATIONS

   The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax advisor. No attempt is made to consider any applicable state tax or other tax laws, or to address any federal estate, or state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract.

   When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money--generally for retirement purposes. Under current federal income tax law, the taxable portion of distributions from variable annuity contracts is taxed at ordinary income tax rates and does not qualify for the reduced tax rate applicable to long-term capital gains and dividends. If you invest in a variable annuity as part of an individual retirement plan, pension plan or employer-sponsored retirement program, your contract is called a QUALIFIED Contract. If your annuity is independent of any formal retirement or pension plan, it is termed a NON-QUALIFIED Contract. The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan.

   Under current federal income tax law, the taxable portion of distributions under qualified plans (including IRAs) is not eligible for the reduced tax rate (currently 15% in 2006) applicable to long-term capital gains and qualifying dividends.

TAXATION OF NON-QUALIFIED CONTRACTS

   NON-NATURAL PERSON. If a non-natural person (e.g., a corporation or a trust) owns a Non-Qualified Contract, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the Contract (generally, the premiums or other consideration paid for the Contract) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

   The following discussion generally applies to Contracts owned by natural persons.

   WITHDRAWALS. When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the account value immediately before the distribution over the Owner's investment in the Contract (generally, the premiums or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the Owner's investment in the Contract.

   It is conceivable that the charges for certain benefits such as any of the guaranteed death benefits could be considered to be taxable each year as deemed distributions from the Contract to pay for non-annuity benefits. We currently treat these charges as an intrinsic part of the annuity contract and do not tax report these as taxable income. However, it is possible that this may change in the future if we determine that this is required by the IRS. If so, the charge could also be subject to a 10% penalty tax if the taxpayer is under age 59 1/2.

   In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total account balance or accrued benefit under the retirement plan. The "investment in the contract" generally equals the amount of any non-deductible Purchase Payments paid by or on behalf of any individual. In many cases, the "investment in the contract" under a Qualified Contract can be zero.

   PENALTY TAX ON CERTAIN WITHDRAWALS. In the case of a distribution (or a deemed distribution) from a Non-Qualified Contract, there may be imposed a federal tax penalty (in addition to ordinary income tax) equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

    .  made on or after the taxpayer reaches age 59 1/2;

    .  made on or after the death of an Owner;

    .  attributable to the taxpayer's becoming disabled;

    . made as part of a series of substantially equal periodic payment (at least annually) for the life (or life expectancy) of the taxpayer or the joint lives (or life expectancies) of the taxpayer and his or her designated beneficiary; or

    . under certain single premium immediate annuities providing for substantially equal payments made at least annually and where the annuity date is no later than one year from the date of purchase.

   Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult a tax adviser with regard to exceptions from the penalty tax.

   ANNUITY PAYMENTS. Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of any annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income. Once the investment in the Contract has been recovered through the use of the excludable amount, the entire amount of all future payments are includable in taxable income.

   Once income payments commence, you may not be able to transfer withdrawals to another non-qualified annuity contract in a tax-free Section 1035 exchange.

   In general, the amount of each payment under a variable annuity payment option that can be excluded from Federal income tax is the remaining after-tax cost in the amount annuitized at the time such payments commence, divided by the number of expected payments, subject to certain adjustments. No deduction is permitted for any excess of such excludable amount for a year over the annuity payments actually received in that year. However, you may elect to increase the excludable amount attributable to future years by a ratable portion of such excess.

Consult your tax advisor as to how to make such election and also as to how to treat the loss due to any unrecovered investment in the contract when the income stream is terminated.

   The federal income tax treatment of an annuity payment option that contains a commutation feature (i.e., an annuity payment option that permits the withdrawal of a commuted value) is uncertain. Specifically, it is possible that
(a) all payments made under the annuity payment option will be taxed as withdrawals, on an income-first basis, rather than as annuity payments, a portion of which would be excludable from income as a return of investment in the contract, or (b) the ability to fully recover the investment in the contract over the annuity payment period may be limited due to the reduction or elimination of future annuity payments that would have each had an excludable amount.

   Additionally, it is uncertain whether the exercise of a commutation feature under a joint and survivor variable life annuity payment option constitutes an exchange into a deferred annuity, thus requiring payout of any remaining interest in the deferred annuity within five years of an owner's death (or the primary annuitant's death where the owner is not a natural person) or over the designated beneficiary's life (or over a period no longer than the beneficiary's remaining life expectancy) with such payments beginning within 12 months of the date of death if an owner dies during the certain period for such payout option. Accordingly, we reserve the right to restrict the availability of the commutation feature or to require the value of all remaining income payments be paid to the designated beneficiary or to the surviving joint annuitant, as the case may be, in a lump sum after proof of an owner's death (or of a primary annuitant's death, where the owner is not a natural person) during the certain period to comply with these tax law requirements.

   Caution: We will treat the application of less than your entire Contract Value under a Non-Qualified Contract to a pay-out option (receiving annuity income payments) as a taxable withdrawal for Federal income tax purposes and also as subject to the 10% penalty tax (if you are under age 591/2) in addition to ordinary income tax. We will then treat the amount of the withdrawal as the purchase price of an income annuity and tax report the annuity income payments received under the rules for variable income annuities. Consult your tax advisor prior to partially annuitizing your contract. At the present time the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is used to convert to income payments. Consult your tax attorney prior to partially annuitizing your Contract.

   Annuity income payments and amount received on the exercise of a withdrawal or partial withdrawal from an annuity option under your non-qualified contract may not be transferred in a tax-free exchange into another annuity contract. In accordance with our procedures, such amounts will instead be taxable under the rules for annuity income payments or withdrawals, whichever is applicable.

   Additionally, if you are under age 591/2 at the time annuity income payments commence and intend the annuity income payments to constitute an exception to the 10% penalty tax, any attempt to make a tax-free transfer or rollover (whether for non-qualified or qualified annuities) prior to the later of (a) age 591/2, or (b) five years after annuity income payments commence, will generally invalidate the exception and subject you to additional penalties and interest.

   The IRS has not furnished explicit guidance as to how the excludable amount is to be determined each year under variable income annuities that permit transfers between investment sub-accounts after the annuity starting date. Consult your own tax advisor.

   TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Contract because of your death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a payout option, they are taxed in the same way as annuity payments. See the Statement of Additional Information as well as "Payment on Death Prior to Annuitization" in the prospectus for a general discussion on the federal income tax rules applicable to how death benefits must be distributed.

   TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT. Where otherwise permitted under the terms of the Contract, a transfer or assignment of ownership of a Contract, the designation or change of an annuitant, the selection of certain maturity dates, or the exchange of a Contract may result in certain adverse tax consequences to you that are not discussed herein. An owner contemplating any such transfer, assignment, exchange, or event should consult a tax advisor as to the tax consequences.

   WITHHOLDING. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

   MULTIPLE CONTRACTS. All non-qualified deferred annuity Contracts that are issued by us (or our affiliates) to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in such Owner's income when a taxable distribution occurs.

   FURTHER INFORMATION. We believe that the Contracts will qualify as annuity contracts for Federal income tax purposes and the above discussion is based on that assumption. Further details may be found in the Statement of Additional Information under the heading "Tax Status of the Contracts."

TAXATION OF QUALIFIED CONTRACTS

   The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Contract comply with the law.

   INDIVIDUAL RETIREMENT ACCOUNTS (IRA's), as defined in Section 408 of the Internal Revenue Code (Code), permit individuals to make annual contributions of up to the lesser of the applicable dollar amount for the year (for 2006, $4,000 plus, for Owners age 50 or older, $1,000) or the amount of compensation includible in the individual's gross income for the year. The contributions may be deductible in whole or in part, depending on the individual's income. If contributions are being made under a SEP or SARSEP plan of your employer, additional amounts may be contributed as permitted by the Code and the terms of the employer's plan. Distributions from certain retirement plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than non-deductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 591/2, unless an exception applies. Traditional IRAs/SEP, Simple IRAs and Roth IRAs may not invest in life insurance. The Contract may provide death benefits that could exceed the greater of premiums paid or the Contract Value. The final required minimum distribution income tax regulations generally treat such benefit as part of the annuity contract and not as life insurance and require the value of such benefit to be included in the participant's interest that is subject to the required minimum distribution rules.

   THE IRS HAS APPROVED THE FORM OF THE TRADITIONAL IRA ENDORSEMENT AND SIMPLE IRA ENDORSEMENT FOR USE WITH THE CONTRACT AND CERTAIN RIDERS, INCLUDING RIDERS PROVIDING FOR DEATH BENEFITS IN EXCESS OF PREMIUMS PAID. PLEASE BE AWARE THAT THE IRA OR SIMPLE IRA CONTRACT ISSUED TO YOU MAY DIFFER FROM THE FORM OF THE TRADITIONAL IRA OR SIMPLE IRA APPROVED BY THE IRS BECAUSE OF SEVERAL FACTORS SUCH AS DIFFERENT RIDERS AND STATE INSURANCE REQUIREMENTS. ADDITIONALLY, SUCH APPROVAL AS TO THE FORM OF THE CONTRACT BY THE IRS DOES NOT CONSTITUTE ANY APPROVAL OR ENDORSEMENT AS TO THE INVESTMENT PROGRAM THEREUNDER.

   SIMPLE IRA'S permit certain small employers to establish SIMPLE plans as provided by Section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a percentage of compensation up to $10,000 for 2006. The sponsoring employer is generally required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRA's are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59-1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the plan.

   ROTH IRAS, as described in Code section 408A, permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax, and other special rules apply. The Owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59-1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

   CORPORATE PENSION AND PROFIT-SHARING PLANS under Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant or both may result if the Contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the Contract.

   TAX SHELTERED ANNUITIES under section 403(b) of the Code allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (social security) tax. Distributions of
(1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the close of the last year beginning before January 1, 1989, are not allowed prior to age 59-1/2, severance from employment, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.

   Proposed income tax regulations issued in November 2004 would require certain fundamental changes to these arrangements including (a) a requirement that there be a written plan document in addition to the annuity contract (or section 403(b)(7) custodial account), (b) significant restrictions on the ability of participants to direct proceeds between 403(b) annuity contracts and
(c) new restrictions on withdrawals of amounts attributable to contributions other than elective deferrals.

   The Proposed regulations will generally not be effective until taxable years beginning after December 31, 2006, at the earliest; and may not be relied on until issued in final form. However, certain aspects, including a proposed prohibition on use of life insurance under section 403(b) arrangements and rules affecting payroll taxes on certain types of contributions are currently effective unless revised or revoked in final form.

HURRICANE RELIEF

   DISTRIBUTIONS. Your plan may provide for "qualified hurricane distributions" pursuant to the Katrina Emergency Tax Relief Act of 2005 and the Gulf Opportunity Zone Act of 2005. Subject to an aggregate limit of $100,000 among all eligible retirement plans, a participant's qualified hurricane distributions are not subject to the 10% early withdrawal penalty that might otherwise apply to a qualified annuity under section 72(t).

   To the extent a participant "repays" a qualified hurricane distribution by contributing within three years of the distribution date to an eligible retirement plan that accepts rollover contributions, it will generally be treated as a timely direct trustee-to-trustee transfer and will not be subject to income tax. To the extent a participant does not repay a qualified hurricane distribution within three years, he or she will include the distribution in gross income ratably over the three-tax year period, beginning with the tax year in which the distribution is received, unless the participant elects to opt out of three-year averaging by including the qualified hurricane distribution in gross income for the year it is received. Consult your independent tax advisor to determine if hurricane relief is available to your particular situation.

   LOANS. Your plan may provide for increased limits and delayed repayment of participant loans, where otherwise permitted by your plan, pursuant to the Katrina Emergency Tax Relief Act of 2005 and the Gulf Opportunity Zone Act of 2005. An eligible retirement plan other than an IRA may allow a plan loan to delay loan repayment by certain individuals impacted by Hurricanes Katrina, Rita and Wilma, whose principal places of abode on certain dates were located in statutorily defined disaster areas and who sustained an economic loss due to the hurricane. Generally, if the due date for any repayment with respect to such loan occurs during a period beginning on September 23, 2005 (for purposes of Hurricane Katrina) or October 23, 2005 (for purposes of Hurricanes Rita and Wilma) and ending on December 31, 2006, then such due date may be delayed for one year. Note: For purposes of these loan rules, an individual cannot be a qualified individual with respect to more than one hurricane. Consult your independent tax advisor to determine if hurricane relief is available to your particular situation.

   SECTION 457(B) PLANS: an eligible section 457 plan, while not actually providing for a qualified plan as that term is normally used, provides for certain eligible deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The Contract can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. Under a non-governmental plan, all such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer which must be a tax-exempt entity under Section 501(c) of the Code. In general, all amounts received under a non-governmental Section 457(b) plan are taxable and are subject to federal income tax withholding as wages.

   LOANS. IF YOUR QUALIFIED PLAN OR TSA PLAN CONTRACT PERMITS LOANS, THE AMOUNT OF SUCH LOANS, THE REPAYMENT TERMS AND THE TREATMENT OF DEFAULTS ARE SUBJECT TO LIMITATIONS AND RULES UNDER SECTION 72(P) OF THE CODE AND THE REGULATIONS THEREUNDER. THE TERMS OF YOUR LOAN WILL BE GOVERNED BY YOUR LOAN AGREEMENT AND THE REQUIREMENTS OF THE TAX LAW (AND ERISA, WHERE APPLICABLE). FAILURE TO SATISFY THESE REQUIREMENTS WILL RESULT IN ADVERSE TAX CONSEQUENCES. CONSULT YOUR TAX ADVISER PRIOR TO APPLYING FOR A LOAN.

   OTHER TAX ISSUES. Qualified Contracts (including Contracts under Section 457(b) plans) have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax adviser for more information about these distribution rules. Failure to meet such rules generally results in the imposition of a 50% excise tax on the amount which should have been, but was not, distributed.

   Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of Contract Value, as well as all living benefits) must be added to the Contract Value in computing the amount required to be distributed over the applicable period.

   The final required minimum distribution regulations permit income payments to increase due to "actuarial gain" which includes the investment performance of the underlying assets, as well as changes in actuarial factors and assumptions under certain conditions. Additionally, withdrawals may also be permitted under certain conditions. The new rules are not entirely clear, and you should consult with your own tax advisor to determine whether your variable income annuity will satisfy these rules for your own situation.

   Distributions from Qualified Contracts generally are subject to withholding for the Owner's Federal income tax liability. The withholding rate varies according to the type of distribution and the Owner's tax status. The Owner will be provided the opportunity to elect not to have tax withheld from distributions.

   "Eligible rollover distributions" from section 401(a), 403(a), 403(b) and governmental Section 457(b) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee (or employee's spouse or former spouse as beneficiary or alternate payee) from such a plan, except certain distributions such as distributions required by the Code, distributions in a specified annuity form, or hardship distributions. The 20% withholding does not apply, however, if the employee chooses a "direct rollover" from the plan to a tax-qualified plan, IRA or tax sheltered annuity or to a governmental 457 plan that agrees to separately account for rollover contributions. Effective March 28, 2005, certain mandatory distributions made to participants in an amount in excess of $1,000 must be rolled over to an IRA designated by the Plan, unless the participant elects to receive it in cash or roll it over to a different IRA or eligible retirement plan of his or her own choosing. General transitional rules apply as to when plans have to be amended. Special effective date rules apply for governmental plans and church plans.

   FOREIGN TAX CREDITS. To the extent permitted under the federal income tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain of the Eligible Funds to foreign jurisdictions.

   COMMUTATION FEATURES UNDER ANNUITY PAYMENT OPTIONS. Please be advised that the tax consequences resulting from the election of an annuity payment option containing a commutation feature are uncertain and the IRS may determine that the taxable amount of the annuity payments and withdrawals received for any year COULD BE GREATER THAN OR LESS THAN THE TAXABLE AMOUNT REPORTED BY THE COMPANY. The exercise of the commutation feature also may result in adverse tax consequences including:

    . The imposition of a 10% penalty tax on the taxable amount of the commuted value, if the taxpayer has not attained age 59 1/2 at the time the withdrawal is made. This 10% penalty tax is in addition to the ordinary income tax on the taxable amount of the commuted value.

    . The retroactive imposition of the 10% penalty tax on annuity payments received prior to the taxpayer attaining age 59 1/2.

    . The possibility that the exercise of the commutation feature could adversely affect the amount excluded from Federal income tax under any annuity payments made after such commutation.

   See also the discussion of commutation features under "Annuity Payments." A payee should consult with his or her own tax advisor prior to electing to annuitize the contract and prior to exercising any commutation feature under an annuity payment option.

   FEDERAL ESTATE TAXES. While no attempt is being made to discuss the Federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

   GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the contract owner. Regulations issued under the Code may require us to deduct the tax from your contract, or from any applicable payment, and pay it directly to the IRS.

   ANNUITY PURCHASES BY RESIDENTS OF PUERTO RICO. In Rev. Rul. 2004-75, 2004-31 I.R.B. 109, the Internal Revenue Service recently announced that income received by residents of Puerto Rico under life insurance or annuity contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States Federal income tax.

   ANNUITY PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. The discussion above provides general information regarding U.S. Federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes they may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state, and foreign taxation with respect to an annuity contract purchase.

POSSIBLE TAX LAW CHANGES

   Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.

   We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity Contract Owners currently receive. We make no guarantee regarding the tax status of any Contract and do not intend the above discussion as tax advice.

                           DISTRIBUTION OF CONTRACTS

   We have entered into a distribution agreement with our affiliate, New England Securities Corporation ("Distributor"), for the distribution and sale of the Contracts. Distributor offers the Contracts through its sales representatives. Distributor may also enter into selling agreements with other affiliated broker-dealers ("selling firms") for the sale of the Contracts. We pay commissions to Distributor for sales of the Contracts by its sales representatives, as well as selling firms. Certain of the Eligible Funds make payments to Distributor under their distribution plans in consideration of services provided and expenses incurred by Distributor in distributing Fund shares (see "Expense Tables" and the Eligible Fund prospectuses). These payments range from 0.15% to 0.25% of Variable Account assets invested in a particular Eligible Fund. Distributor may also receive brokerage commissions on securities transactions initiated by an investment adviser of an Eligible Fund. Additionally, we pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all purchase payments allocated to the American Funds Bond Fund, the American Funds Growth Fund, the American Funds Growth-Income Fund, and the American Funds Global Small Capitalization Fund for the services it provides in marketing the Funds' shares in connection with the Contract.

   The maximum commission payable for Contract sales by Distributor's sales representatives is 8% of purchase payments. Some sales representatives may elect to receive no or a lower commission when a purchase payment is made along with a quarterly payment based on Contract Value for so long as the Contract remains in effect. We also pay for Distributor's operating and other expenses, including the following sales expenses: sales representative training allowances; compensation and bonuses for the Distributor's management team; advertising expenses; and all other expenses of distributing the Contracts. Distributor pays its sales representatives all of the commissions received for their sales of Contracts; it does not retain any portion of those commissions. We do not currently but reserve the right to pay lower commissions on purchase payments allocated to the Fixed Account and/or Guaranteed Account than we do for purchase payments allocated to the Variable Account. All or a portion of commissions may be returned if the Contract is not continued through the first Contract Year.

   Sales representatives and their managers are also eligible for various non-cash compensation programs that the Company offers, such as conferences, trips, prizes, and awards. In addition, Distributor's sales representatives who meet certain productivity, persistency, and length of service standards and/or their managers may be eligible for additional compensation. Other payments may be made for other services that do not directly involve the sale of the Contracts. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

   Distributor also makes payments for the sale of the Contracts to the Managing Partner who supervises the sales representative. Payments to the Managing Partner may vary and depend on a number of factors, including the sales representative's level of sales, as well as the level of sales by all sales representatives in the Managing Partner's agency.

   Distributor's sales representatives and their Managing Partners (and the sales representatives and managers of our affiliates) may also be eligible for additional cash compensation such as bonuses, equity awards (for example, stock options), training allowances, supplemental salary, payments based on a percentage of the Contract Value, financing arrangements, marketing support, medical and retirement benefits and other insurance and non-insurance benefits. The amount of this additional compensation is based on the amount of proprietary products sold. Proprietary products are products issued by the Company and its affiliates. Sales representatives must meet a minimum level of sales of proprietary products in order to be eligible for most of the cash compensation described above. Managing Partners may be eligible for additional cash compensation based on the performance (with emphasis on the sale of proprietary products) of the Sales representatives that the Managing Partner supervises. Managing Partners may pay a portion of their cash Compensation to their Sales representatives.

   In addition to the payments listed above, MetLife makes certain payments to its business unit or to the business unit of its affiliate that is responsible for the operation of the distribution systems through which the Contract is sold. This amount is part of the total compensation paid for the sale of the Contract.

   Receipt of the cash and non-cash compensation described above may provide sales representatives and their Managing Partners with an incentive to favor the sale of proprietary products over similar products issued by non-affiliates.

   The commissions payable for Contract sales by selling firms will not exceed that described above. Selling firms pay their sales representatives all or a portion of the commissions received for their sales of Contracts; some firms may retain a portion of commissions. Sales representatives and their managers are also eligible for various cash benefits and non-cash compensation items (as described above) that we may provide jointly with affiliated selling firms.

   A portion of the payments made to selling firms may be passed on to their sales representatives in accordance with their internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Ask your sales representative for further information about what your sales representative and the selling firm for which he or she works may receive in connection with your purchase of a Contract.

   Commissions and other incentives or payments described above are not charged directly to Contract Owners or the Variable Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the Contract.

   We and Distributor may also enter into preferred distribution arrangements with certain affiliated selling firms such as Metropolitan Life Insurance Company, Walnut Street Securities, Inc. and Tower Square Securities, Inc.. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, we and Distributor may pay separate, additional compensation to the selling firm for services the selling firm provides in connection with the distribution of the Contracts. These services may include providing us with access to the distribution network of the selling firm, the hiring and training of the selling firm's sales personnel, the sponsoring of conferences and seminars by the selling firm, or general marketing services performed by the selling firm. The selling firm may also provide other services or incur other costs in connection with distributing the Contracts.

                               LEGAL PROCEEDINGS

   In the ordinary course of business, MetLife, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

   It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, MetLife does not believe any such action or proceeding will have a material adverse effect upon the Variable Account or upon the ability of New England Securities Corporation to perform its contract with the Variable Account or of MetLife to meet its obligations under the Contracts.

                             FINANCIAL STATEMENTS

   Financial statements for the Variable Account and Metropolitan Life Insurance Company are included in the Statement of Additional Information, a copy of which can be obtained by writing to New England Securities Corporation at 501 Boylston Street, Boston, Massachusetts 02116 or telephoning 1-800-356-5015.

                           ACCUMULATION UNIT VALUES
         (FOR AN ACCUMULATION UNIT OUTSTANDING THROUGHOUT THE PERIOD)

                       THE NEW ENGLAND VARIABLE ACCOUNT
                        CONDENSED FINANCIAL INFORMATION

   Set forth below are accumulation unit values through December 31, 2005 for each Sub-account of The New England Variable Account.

                                BLACKROCK
                               MONEY MARKET
                               SUB-ACCOUNT
                               ------------
                                 9/29/88*     1/1/89     1/1/90     1/1/91       1/1/92       1/1/93     1/1/94
                                    TO          TO         TO         TO           TO           TO         TO
                                 12/31/88    12/31/89   12/31/90   12/31/91     12/31/92     12/31/93   12/31/94
                               ------------ ---------- ---------- ---------- -------------- ---------- ----------
Accumulation Unit Value at
 beginning of period..........       1.384       1.408      1.518      1.620        1.697        1.738      1.766
Accumulation Unit Value at
 end of period................       1.408       1.518      1.620      1.697        1.738        1.766      1.811
Numberof Accumulation Units
      outstanding at end of
      period..................     915,605   7,661,069 21,629,006 26,332,938   26,759,532   25,016,975 30,220,356

                                  1/1/95      1/1/96     1/1/97     1/1/98       1/1/99       1/1/00     1/1/01
                                    TO          TO         TO         TO           TO           TO         TO
                                 12/31/95    12/31/96   12/31/97   12/31/98     12/31/99     12/31/00   12/31/01
                               ------------ ---------- ---------- ---------- -------------- ---------- ----------
AccumulationUnit Value at
            beginning of
            period............       1.811       1.889      1.959      2.036        2.114        2.190      2.295
AccumulationUnit Value at end
            of period.........       1.889       1.959      2.036      2.114        2.190        2.295      2.353
Numberof Accumulation Units
      outstanding at end of
      period..................  33,015,018  33,412,517 26,785,902 33,716,959   36,481,209   31,587,553 29,851,477

                                                                             WESTERN ASSET
                                                                               MANAGEMENT
                                                                             STRATEGIC BOND
                                                                             OPPORTUNITIES
                                                                             SUB-ACCOUNT(1)
                                                                             --------------
                                  1/1/02      1/1/03     1/1/04     1/1/05     10/31/94*      1/1/95     1/1/96
                                    TO          TO         TO         TO           TO           TO         TO
                                 12/31/02    12/31/03   12/31/04   12/31/05     12/31/94     12/31/95   12/31/96
                               ------------ ---------- ---------- ---------- -------------- ---------- ----------
Accumulation Unit Value at
 beginning of period..........       2.353       2.355      2.342      2.333        1.000        0.984      1.159
Accumulation Unit Value at
 end of period................       2.355       2.342      2.333      2.369        0.984        1.159      1.307
Number of Accumulation Units
 outstanding at end of period.  29,978,273  18,712,117 13,448,596 11,440,636    1,124,133    6,132,563 15,034,554

                                  1/1/97      1/1/98     1/1/99     1/1/00       1/1/01       1/1/02     1/1/03
                                    TO          TO         TO         TO           TO           TO         TO
                                 12/31/97    12/31/98   12/31/99   12/31/00     12/31/01     12/31/02   12/31/03
                               ------------ ---------- ---------- ---------- -------------- ---------- ----------
Accumulation Unit Value at
 beginning of period..........       1.307       1.433      1.442      1.443        1.527        1.609      1.740
Accumulation Unit Value at
 end of period................       1.433       1.442      1.443      1.527        1.609        1.740      1.933
Number of Accumulation Units
 outstanding at end of period.  23,074,669  24,945,159 20,278,882 16,337,092   14,811,810   12,769,969 12,195,522

--------
*  Date these Sub-accounts were first available.

                                                      WESTERN ASSET
                                                        MANAGEMENT
                                                           U.S.
                                                        GOVERNMENT
                                                      SUB-ACCOUNT(1)
                                                      --------------
                                 1/1/04      1/1/05     10/31/94*      1/1/95     1/1/96      1/1/97     1/1/98
                                   TO          TO           TO           TO         TO          TO         TO
                                12/31/04    12/31/05     12/31/94     12/31/95   12/31/96    12/31/97   12/31/98
                               ----------- ---------- -------------- ---------- ----------- ---------- ----------
Accumulation Unit Value at
 beginning of period..........      1.933       2.034        1.000        1.004      1.139       1.161      1.242
Accumulation Unit Value at
 end of period................      2.034       2.063        1.004        1.139      1.161       1.242      1.319
Number of Accumulation Units
 outstanding at end of period. 10,800,354   9,727,358      910,020    4,495,184  5,785,148   8,616,135 12,796,204

                                 1/1/99      1/1/00       1/1/01       1/1/02     1/1/03      1/1/04     1/1/05
                                   TO          TO           TO           TO         TO          TO         TO
                                12/31/99    12/31/00     12/31/01     12/31/02   12/31/03    12/31/04   12/31/05
                               ----------- ---------- -------------- ---------- ----------- ---------- ----------
Accumulation Unit Value at
 beginning of period..........      1.319       1.304        1.421        1.496      1.593       1.598      1.624
Accumulation Unit Value at
 end of period................      1.304       1.421        1.496        1.593      1.598       1.624      1.630
Number of Accumulation Units
 outstanding at end of period. 10,314,952   8,874,230   10,827,033   14,892,461 11,075,788   8,131,240  6,359,030

                                BLACKROCK
                               BOND INCOME
                               SUB-ACCOUNT
                               -----------
                                10/5/88*     1/1/89       1/1/90       1/1/91     1/1/92      1/1/93     1/1/94
                                   TO          TO           TO           TO         TO          TO         TO
                                12/31/88    12/31/89     12/31/90     12/31/91   12/31/92    12/31/93   12/31/94
                               ----------- ---------- -------------- ---------- ----------- ---------- ----------
Accumulation Unit Value at
 beginning of period..........      1.631       1.634        1.810        1.930      2.247       2.398      2.664
Accumulation Unit Value at
 end of period................      1.634       1.810        1.930        2.247      2.398       2.664      2.540
Number of Accumulation Units
 outstanding at end of period.    299,002   4,287,540   10,139,527   17,797,335 28,871,719  41,939,487 41,657,182

                                 1/1/95      1/1/96       1/1/97       1/1/98     1/1/99      1/1/00     1/1/01
                                   TO          TO           TO           TO         TO          TO         TO
                                12/31/95    12/31/96     12/31/97     12/31/98   12/31/99    12/31/00   12/31/01
                               ----------- ---------- -------------- ---------- ----------- ---------- ----------
Accumulation Unit Value at
 beginning of period..........      2.540       3.037        3.134        3.429      3.689       3.622      3.865
Accumulation Unit Value at
 end of period................      3.037       3.134        3.429        3.689      3.622       3.865      4.149
Number of Accumulation Units
 outstanding at end of period. 42,231,987  41,138,874   37,260,367   38,630,894 32,707,422  25,348,903 25,107,756

                                                                                 MFS TOTAL
                                                                                  RETURN
                                                                                SUB-ACCOUNT
                                                                                CLASS A(2)
                                                                                -----------
                                 1/1/02      1/1/03       1/1/04       1/1/05    9/21/88*     1/1/89     1/1/90
                                   TO          TO           TO           TO         TO          TO         TO
                                12/31/02    12/31/03     12/31/04     12/31/05   12/31/88    12/31/89   12/31/90
                               ----------- ---------- -------------- ---------- ----------- ---------- ----------
Accumulation Unit Value at
 beginning of period..........      4.149       4.439        4.636        4.776      1.042       1.063      1.250
Accumulation Unit Value at
 end of period................      4.439       4.636        4.776        4.826      1.063       1.250      1.272
Number of Accumulation Units
 outstanding at end of period. 21,965,782  17,110,556   13,806,056   11,248,007    731,349   9,179,207 18,099,540

                                 1/1/91      1/1/92       1/1/93       1/1/94     1/1/95      1/1/96     1/1/97
                                   TO          TO           TO           TO         TO          TO         TO
                                12/31/91    12/31/92     12/31/93     12/31/94   12/31/95    12/31/96   12/31/97
                               ----------- ---------- -------------- ---------- ----------- ---------- ----------
Accumulation Unit Value at
 beginning of period..........      1.272       1.508        1.588        1.733      1.691       2.190      2.485
Accumulation Unit Value at
 end of period................      1.508       1.588        1.733        1.691      2.190       2.485      3.103
Number of Accumulation Units
 outstanding at end of period. 26,478,398  41,588,546   60,696,659   61,961,278 56,145,463  52,130,165 48,490,618

                                 1/1/98      1/1/99       1/1/00       1/1/01     1/1/02      1/1/03     1/1/04
                                   TO          TO           TO           TO         TO          TO         TO
                                12/31/98    12/31/99     12/31/00     12/31/01   12/31/02    12/31/03   12/31/04
                               ----------- ---------- -------------- ---------- ----------- ---------- ----------
Accumulation Unit Value at
 beginning of period..........      3.103       3.664        3.975        3.789      3.596       3.357      3.875
Accumulation Unit Value at
 end of period................      3.664       3.975        3.789        3.596      3.357       3.875      4.253
Number of Accumulation Units
 outstanding at end of period. 42,358,784  37,391,028   30,014,285   24,501,065 19,130,634  15,049,705 13,288,556

--------
*  Date these Sub-accounts were first available.

                                            MFS TOTAL
                                             RETURN
                                           SUB-ACCOUNT
                                           CLASS A(3)
                                           -----------
                                 1/1/05     10/31/94*     1/1/95       1/1/96     1/1/97       1/1/98       1/1/99
                                   TO          TO           TO           TO         TO           TO           TO
                                12/31/05    12/31/94     12/31/95     12/31/96   12/31/97     12/31/98     12/31/99
                               ----------- ----------- ------------- ---------- ---------- -------------- ----------
Accumulation Unit Value at
 beginning of period..........      4.253       1.000        0.997        1.227      1.415        1.622        1.747
Accumulation Unit Value at
 end of period................      4.327       0.997        1.227        1.415      1.622        1.747        1.636
Number of Accumulation Units
 outstanding at end of period. 11,053,293   1,736,189   10,987,597   20,107,324 28,677,041   30,824,135   27,038,754

                                                                                             MFS TOTAL
                                                                                               RETURN
                                                                                            SUB-ACCOUNT
                                                                                             CLASS E(3)
                                                                                           --------------
                                 1/1/00      1/1/01       1/1/02       1/1/03     1/1/04      05/01/04      1/1/05
                                   TO          TO           TO           TO         TO           TO           TO
                                12/31/00    12/31/01     12/31/02     12/31/03   4/30/04      12/31/04     12/31/05
                               ----------- ----------- ------------- ---------- ---------- -------------- ----------
Accumulation Unit Value at
 beginning of period..........      1.636       1.583        1.492        1.273      1.504       38.200       41.490
Accumulation Unit Value at
 end of period................      1.583       1.492        1.273        1.504      1.492       41.490       42.144
Number of Accumulation Units
 outstanding at end of period. 19,606,177  17,247,901   14,361,234   12,665,983 12,220,963      338,825      294,937

                                BLACKROCK
                                 LEGACY
                                LARGE CAP
                                 GROWTH
                               SUB-ACCOUNT
                               -----------
                                10/31/94*    1/1/95       1/1/96       1/1/97     1/1/98       1/1/99       1/1/00
                                   TO          TO           TO           TO         TO           TO           TO
                                12/31/94    12/31/95     12/31/96     12/31/97   12/31/98     12/31/99     12/31/00
                               ----------- ----------- ------------- ---------- ---------- -------------- ----------
Accumulation Unit Value at
 beginning of period..........      1.000       0.956        1.402        1.566      1.941        2.829        3.744
Accumulation Unit Value at
 end of period................      0.956       1.402        1.556        1.941      2.829        3.744        3.189
Number of Accumulation Units
 outstanding at end of period.  1,857,319  24,163,685   40,025,594   44,518,891 49,255,773   60,072,409   64,809,207

                                                                                           ZENITH EQUITY
                                                                                           SUB-ACCOUNT(4)
                                                                                           --------------
                                 1/1/01      1/1/02       1/1/03       1/1/04     1/1/05      9/16/88*      1/1/89
                                   TO          TO           TO           TO         TO           TO           TO
                                12/31/01    12/31/02     12/31/03     12/31/04   12/31/05     12/31/88     12/31/89
                               ----------- ----------- ------------- ---------- ---------- -------------- ----------
Accumulation Unit Value at
 beginning of period..........      3.189       2.767        1.825        2.433      2.612        4.645        4.612
Accumulation Unit Value at
 end of period................      2.767       1.825        2.433        2.612      2.757        4.612        5.950
Number of Accumulation Units
 outstanding at end of period. 53,583,938  40,343,771   32,774,920   26,001,424 20,745,322      439,393    5,337,778

                                 1/1/90      1/1/91       1/1/92       1/1/93     1/1/94       1/1/95       1/1/96
                                   TO          TO           TO           TO         TO           TO           TO
                                12/31/90    12/31/91     12/31/92     12/31/93   12/31/94     12/31/95     12/31/96
                               ----------- ----------- ------------- ---------- ---------- -------------- ----------
Accumulation Unit Value at
 beginning of period..........      5.950       5.666        8.608        7.978      9.050        8.298       11.300
Accumulation Unit Value at
 end of period................      5.666       8.608        7.978        9.050      8.298       11.300       13.496
Number of Accumulation Units
 outstanding at end of period. 12,591,788  21,719,884   33,645,983   40,091,665 43,592,961   41,663,900   41,363,155

                                 1/1/97      1/1/98       1/1/99       1/1/00     1/1/01       1/1/02       1/1/03
                                   TO          TO           TO           TO         TO           TO           TO
                                12/31/97    12/31/98     12/31/99     12/31/00   12/31/01     12/31/02     12/31/03
                               ----------- ----------- ------------- ---------- ---------- -------------- ----------
Accumulation Unit Value at
 beginning of period..........     13.496      16.442       21.752       24.831     23.359       19.257       14.832
Accumulation Unit Value at
 end of period................     16.442      21.752       24.831       23.359     19.257       14.832       19.235
Number of Accumulation Units
 outstanding at end of period. 40,200,592  33,502,039   38,236,116   27,364,614 22,565,710   17,578,438   14,440,815

                                                           DAVIS
                                                       VENTURE VALUE
                                                        SUB-ACCOUNT
                                                       -------------
                                 1/1/04      1/1/05      10/31/94*     1/1/95     1/1/96       1/1/97       1/1/98
                                   TO          TO           TO           TO         TO           TO           TO
                                12/31/04    12/31/05     12/31/94     12/31/95   12/31/96     12/31/97     12/31/98
                               ----------- ----------- ------------- ---------- ---------- -------------- ----------
Accumulation Unit Value at
 beginning of period..........     19.235      21.064        1.000        0.963      1.323        1.643        2.163
Accumulation Unit Value at
 end of period................     21.064      22.892        0.963        1.323      1.643        2.163        2.442
Number of Accumulation Units
 outstanding at end of period. 11,979,638   9,937,720    3,499,719   19,608,688 34,997,024   53,997,107   58,765,470

--------
*  Date these Sub-accounts were first available.

                                 1/1/99       1/1/00       1/1/01     1/1/02       1/1/03       1/1/04     1/1/05
                                   TO           TO           TO         TO           TO           TO         TO
                                12/31/99     12/31/00     12/31/01   12/31/02     12/31/03     12/31/04   12/31/05
                               ----------- ------------- ---------- ---------- -------------- ---------- -----------
Accumulation Unit Value at
 beginning of period..........      2.442        2.831        3.059      2.681        2.212        2.856      3.166
Accumulation Unit Value at
 end of period................      2.831        3.059        2.681      2.212        2.856        3.166      3.446
Number of Accumulation Units
 outstanding at end of period. 57,370,889   59,644,558   54,077,372 43,784,343   37,120,735   31,393,749 26,814,147

                                 HARRIS
                                 OAKMARK
                                 FOCUSED
                                  VALUE
                               SUB-ACCOUNT
                               -----------
                                10/1/93*      1/1/94       1/1/95     1/1/96       1/1/97       1/1/98     1/1/99
                                   TO           TO           TO         TO           TO           TO         TO
                                12/31/93     12/31/94     12/31/95   12/31/96     12/31/97     12/31/98   12/31/99
                               ----------- ------------- ---------- ---------- -------------- ---------- -----------
Accumulation Unit Value at
 beginning of period..........      1.125        1.137        1.119      1.439        1.669        1.932      1.802
Accumulation Unit Value at
 end of period................      1.137        1.119        1.439      1.669        1.932        1.802      1.784
Number of Accumulation Units
 outstanding at end of period.  4,515,611   15,572,344   19,773,057 24,345,379   24,035,279   21,347,155 17,151,815

                                                                                                           LOOMIS
                                                                                                           SAYLES
                                                                                                          SMALL CAP
                                                                                                         SUB-ACCOUNT
                                                                                                         -----------
                                 1/1/00       1/1/01       1/1/02     1/1/03       1/1/04       1/1/05     5/2/94*
                                   TO           TO           TO         TO           TO           TO         TO
                                12/31/00     12/31/01     12/31/02   12/31/03     12/31/04     12/31/05   12/31/94
                               ----------- ------------- ---------- ---------- -------------- ---------- -----------
Accumulation Unit Value at
 beginning of period..........      1.784        2.120        2.673      2.404        3.146        3.412      1.000
Accumulation Unit Value at
 end of period................      2.120        2.673        2.404      3.146        3.412        3.703      0.959
Number of Accumulation Units
 outstanding at end of period. 15,593,693   23,265,733   22,307,958 20,350,274   17,678,283   14,874,735  2,988,971

                                 1/1/95       1/1/96       1/1/97     1/1/98       1/1/99       1/1/00     1/1/01
                                   TO           TO           TO         TO           TO           TO         TO
                                12/31/95     12/31/96     12/31/97   12/31/98     12/31/99     12/31/00   12/31/01
                               ----------- ------------- ---------- ---------- -------------- ---------- -----------
Accumulation Unit Value at
 beginning of period..........      0.959        1.219        1.572      1.936        1.878        2.441      2.535
Accumulation Unit Value at
 end of period................      1.219        1.572        1.936      1.878        2.441        2.535      2.280
Number of Accumulation Units
 outstanding at end of period. 13,533,326   26,307,748   39,442,109 40,318,239   32,700,400   39,281,394 31,036,981

                                                                                 LEGG MASON
                                                                                VALUE EQUITY
                                                                               SUB-ACCOUNT(5)
                                                                               --------------
                                 1/1/02       1/1/03       1/1/04     1/1/05      7/2/01*       1/1/02     1/1/03
                                   TO           TO           TO         TO           TO           TO         TO
                                12/31/02     12/31/03     12/31/04   12/31/05     12/31/01     12/31/02   12/31/03
                               ----------- ------------- ---------- ---------- -------------- ---------- -----------
Accumulation Unit Value at
 beginning of period..........      2.280        1.764        2.375      2.728        0.898        0.833      0.656
Accumulation Unit Value at
 end of period................      1.764        2.375        2.728      2.877        0.833        0.656      0.788
Number of Accumulation Units
 outstanding at end of period. 24,037,246   20,108,467   16,931,561 14,046,323      311,202      743,289    835,828

                                            LEGG MASON
                                           VALUE EQUITY
                                           PORTFOLIO(15)
                                            SUB-ACCOUNT
                                              CLASS A
                                           -------------
                                 1/1/04      10/31/94*     1/1/95     1/1/96       1/1/97       1/1/98     1/1/99
                                   TO           TO           TO         TO           TO           TO         TO
                                12/31/04     12/31/94     12/31/95   12/31/96     12/31/97     12/31/98   12/31/99
                               ----------- ------------- ---------- ---------- -------------- ---------- -----------
Accumulation Unit Value at
 beginning of period..........      0.788        1.000        0.997      1.227        1.415        1.622      1.747
Accumulation Unit Value at
 end of period................      0.866        0.997        1.227      1.415        1.622        1.747      1.636
Number of Accumulation Units
 outstanding at end of period.  1,323,979    1,736,189   10,987,597 20,107,324   28,677,041   30,824,135 27,038,754

                                                                                                          FI VALUE
                                                                                                           LEADERS
                                                                                                         SUB-ACCOUNT
                                                                                                         -----------
                                 1/1/00       1/1/01       1/1/02     1/1/03       1/1/04       1/1/05    10/1/93*
                                   TO           TO           TO         TO           TO           TO         TO
                                12/31/00     12/31/01     12/31/02   12/31/03     12/31/04     12/31/05   12/31/93
                               ----------- ------------- ---------- ---------- -------------- ---------- -----------
Accumulation Unit Value at
 beginning of period..........      1.636        1.583        1.492      1.273        1.503        0.866      1.105
Accumulation Unit Value at
 end of period................      1.583        1.492        1.273      1.504        1.492        0.916      1.132
Number of Accumulation Units
 outstanding at end of period. 19,606,177   17,247,901   14,361,234 12,665,983   12,220,963      860,656  3,359,317

--------
*  Date these Sub-accounts were first available.

                                 1/1/94     1/1/95       1/1/96        1/1/97       1/1/98       1/1/99       1/1/00
                                   TO         TO           TO            TO           TO           TO           TO
                                12/31/94   12/31/95     12/31/96      12/31/97     12/31/98     12/31/99     12/31/00
                               ---------- ----------- ------------ -------------- ---------- -------------- ----------
Accumulation Unit Value at
 beginning of period..........      1.132      1.103        1.486         1.731        2.279        2.799        3.019
Accumulation Unit Value at
 end of period................      1.103      1.486        1.731         2.279        2.799        3.019        2.825
Number of Accumulation Units
 outstanding at end of period. 16,092,325 21,168,965   26,104,465    30,306,103   35,514,558   35,663,197   29,466,287

                                                                                             METLIFE STOCK
                                                                                               INDEX SUB-
                                                                                                ACCOUNT
                                                                                             CLASS A(6)(7)
                                                                                             --------------
                                 1/1/01     1/1/02       1/1/03        1/1/04       1/1/05      8/1/92*       1/1/93
                                   TO         TO           TO            TO           TO           TO           TO
                                12/31/01   12/31/02     12/31/03      12/31/04     12/31/05     12/31/92     12/31/93
                               ---------- ----------- ------------ -------------- ---------- -------------- ----------
Accumulation Unit Value at
 beginning of period..........      2.825      2.399        1.906         2.387        2.678        1.592        1.644
Accumulation Unit Value at
 end of period................      2.399      1.906        2.387         2.678        2.925        1.644        1.780
Number of Accumulation Units
 outstanding at end of period. 23,927,806 17,850,173   14,261,808    11,794,230    9,811,468   21,583,607   11,017,884

                                 1/1/94     1/1/95       1/1/96        1/1/97       1/1/98       1/1/99       1/1/00
                                   TO         TO           TO            TO           TO           TO           TO
                                12/31/94   12/31/95     12/31/96      12/31/97     12/31/98     12/31/99     12/31/00
                               ---------- ----------- ------------ -------------- ---------- -------------- ----------
Accumulation Unit Value at
 beginning of period..........      1.780      1.775        2.398         2.898        3.788        4.781        5.678
Accumulation Unit Value at
 end of period................      1.775      2.398        2.898         3.788        4.781        5.678        5.096
Number of Accumulation Units
 outstanding at end of period. 14,282,355 15,539,609   15,623,253    15,874,978   15,292,906   15,111,062   13,740,976

                                                                                                   FI
                                                                                             INTERNATIONAL
                                                                                                 STOCK
                                                                                             SUB-ACCOUNT(8)
                                                                                             --------------
                                 1/1/01     1/1/02       1/1/03        1/1/04       1/1/05     10/31/94*      1/1/95
                                   TO         TO           TO            TO           TO           TO           TO
                                12/31/01   12/31/02     12/31/03      12/31/04     12/31/05     12/31/94     12/31/95
                               ---------- ----------- ------------ -------------- ---------- -------------- ----------
Accumulation Unit Value at
 beginning of period..........      5.096      3.682        2.822         3.569        3.892        1.179        1.207
Accumulation Unit Value at
 end of period................      3.682      2.822        3.569         3.892        4.018        1.207        1.265
Number of Accumulation Units
 outstanding at end of period. 14,020,250 11,436,136    9,542,274     7,653,999    6,132,270    2,473,991    9,383,114

                                 1/1/96     1/1/97       1/1/98        1/1/99       1/1/00       1/1/01       1/1/02
                                   TO         TO           TO            TO           TO           TO           TO
                                12/31/96   12/31/97     12/31/98      12/31/99     12/31/00     12/31/01     12/31/02
                               ---------- ----------- ------------ -------------- ---------- -------------- ----------
Accumulation Unit Value at
 beginning of period..........      1.265      1.331        1.296         1.371        1.686        1.494        1.170
Accumulation Unit Value at
 end of period................      1.331      1.296        1.371         1.686        1.494        1.170        0.953
Number of Accumulation Units
 outstanding at end of period. 13,845,613 14,635,944   13,860,555    12,308,176   13,507,918   12,484,035   11,478,963

                                                                      JENNISON
                                                                       GROWTH
                                                                   SUB-ACCOUNT(9)
                                                                   --------------
                                 1/1/03     1/1/04       1/1/05       1/22/01*      1/1/02       1/1/03       1/1/04
                                   TO         TO           TO            TO           TO           TO           TO
                                12/31/03   12/31/04     12/31/05      12/31/01     12/31/02     12/31/03     12/31/04
                               ---------- ----------- ------------ -------------- ---------- -------------- ----------
Accumulation Unit Value at
 beginning of period..........      0.953      1.203        1.403         0.753        0.494        0.346        0.430
Accumulation Unit Value at
 end of period................      1.203      1.403        1.634         0.494        0.346        0.430        0.445
Number of Accumulation Units
 outstanding at end of period.  9,688,303  7,713,228    6,649,210     2,569,263    2,363,367    2,208,850    1,342,940

                                           JENNISON
                                            GROWTH    VIP OVERSEAS
                                          SUB-ACCOUNT SUB-ACCOUNT
                                          ----------- ------------
                                 1/1/05     5/1/05      10/1/93*       1/1/94       1/1/95       1/1/96       1/1/97
                                   TO         TO           TO            TO           TO           TO           TO
                                4/30/05    12/31/05     12/31/93      12/31/94     12/31/95     12/31/96     12/31/97
                               ---------- ----------- ------------ -------------- ---------- -------------- ----------
Accumulation Unit Value at
 beginning of period..........      0.445      0.411        1.458         1.532        1.538        1.664        1.859
Accumulation Unit Value at
 end of period................      0.410      0.495        1.532         1.538        1.664        1.859        2.046
Number of Accumulation Units
 outstanding at end of period.  1,146,456    980,101   10,878,551    43,034,544   41,273,183   44,846,316   45,289,247

--------
*  Date these Sub-accounts were first available.

                                 1/1/98      1/1/99      1/1/00     1/1/01      1/1/02       1/1/03          1/1/04
                                   TO          TO          TO         TO          TO           TO              TO
                                12/31/98    12/31/99    12/31/00   12/31/01    12/31/02     12/31/03        12/31/04
                               ----------- ----------- ---------- ----------- ---------- --------------- ---------------
Accumulation Unit Value at
 beginning of period..........      2.046       2.276       3.202      2.556       1.987        1.563           2.211
Accumulation Unit Value at
 end of period................      2.276       3.202       2.556      1.987       1.563        2.211           2.479
Number of Accumulation Units
 outstanding at end of period. 40,546,153  36,251,177  33,830,970 26,663,772  21,187,687   17,591,860      14,387,457

                                           VIP EQUITY-
                                             INCOME
                                           SUB-ACCOUNT
                                           -----------
                                 1/1/05     10/1/93*     1/1/94     1/1/95      1/1/96       1/1/97          1/1/98
                                   TO          TO          TO         TO          TO           TO              TO
                                12/31/05    12/31/93    12/31/94   12/31/95    12/31/96     12/31/97        12/31/98
                               ----------- ----------- ---------- ----------- ---------- --------------- ---------------
Accumulation Unit Value
 at beginning of period.......      2.478       1.980       1.992      2.104       2.804        3.162           3.996
Accumulation Unit Value
 at end of period.............      2.911       1.992       2.104      2.804       3.162        3.996           4.401
Number of Accumulation
 Units outstanding at end of
 period....................... 11,693,540   5,649,743  25,852,849 38,010,655  44,037,798   45,104,192      42,926,506

                                 1/1/99      1/1/00      1/1/01     1/1/02      1/1/03       1/1/04          1/1/05
                                   TO          TO          TO         TO          TO           TO              TO
                                12/31/99    12/31/00    12/31/01   12/31/02    12/31/03     12/31/04        12/31/05
                               ----------- ----------- ---------- ----------- ---------- --------------- ---------------
Accumulation Unit Value
 at beginning of period.......      4.401       4.617       4.939      4.631       3.794        4.879           5.368
Accumulation Unit Value
 at end of period.............      4.617       4.939       4.631      3.794       4.879        5.368           5.607
Number of Accumulation
 Units outstanding at end of
 period....................... 37,676,846  28,617,928  24,545,075 19,947,966  16,865,067   13,982,830      11,401,848

                                 LEHMAN
                                BROTHERS                                                      JANUS
                                AGGREGATE                                                  AGGRESSIVE
                               BOND INDEX                                                    GROWTH
                               SUB-ACCOUNT                                               SUB-ACCOUNT(10)
                               -----------                                               ---------------
                                01/22/01*    1/1/02      1/1/03     1/1/04      1/1/05      05/01/01*        1/1/02
                                   TO          TO          TO         TO          TO           TO              TO
                                12/31/01    12/31/02    12/31/03   12/31/04    12/31/05     12/31/01        12/31/02
                               ----------- ----------- ---------- ----------- ---------- --------------- ---------------
Accumulation Unit Value
 at beginning of period.......      1.077       1.131       1.226      1.251       1.281            1           0.775
Accumulation Unit Value
 at end of period.............      1.131       1.226       1.251      1.281       1.288        0.775           0.529
Number of Accumulation
 Units outstanding at end of
 period.......................  2,019,440   5,543,843   4,465,718  3,813,153   2,859,445      344,674         566,433

                                                                    METLIFE
                                                                  STOCK INDEX
                                                                  SUB-ACCOUNT
                                                                  CLASS B(11)
                                                                  -----------
                                 1/1/03      1/1/04      1/1/05    01/22/01*    1/1/02       1/1/03          1/1/04
                                   TO          TO          TO         TO          TO           TO              TO
                                12/31/03    12/31/04    12/31/05   12/31/01    12/31/02     12/31/03        12/31/04
                               ----------- ----------- ---------- ----------- ---------- --------------- ---------------
Accumulation Unit Value
 at beginning of period.......      0.529       0.678       0.725      4.150       3.528        2.697           3.402
Accumulation Unit Value
 at end of period.............      0.678       0.725       0.813      3.528       2.697        3.402           3.702
Number of Accumulation
 Units outstanding at end of
 period.......................    581,098     499,763     599,986    268,034     603,435      852,620         855,202

                                            BLACKROCK                                                          FI
                                           INVESTMENT                                                        MID CAP
                                              TRUST                                                       OPPORTUNITIES
                                           SUB-ACCOUNT                                                   SUB-ACCOUNT(12)
                                           -----------                                                   ---------------
                                 1/1/05     05/01/01*    1/1/02     1/1/03      1/1/04       1/1/05          5/1/02*
                                   TO          TO          TO         TO          TO           TO              TO
                                12/31/05    12/31/01    12/31/02   12/31/03    12/31/04     12/31/05        12/31/02
                               ----------- ----------- ---------- ----------- ---------- --------------- ---------------
Accumulation Unit Value
 at beginning of period.......      3.702       7.438       6.526      4.746       6.083        6.637           1.000
Accumulation Unit Value
 at end of period.............      3.812       6.526       4.746      6.083       6.637        6.766           0.811
Number of Accumulation
 Units outstanding at end of
 period.......................    693,290      31,594      39,946     80,379      65,779       70,894         163,429

--------
*  Date these Sub-accounts were first available.

                                                             FI
                                                           MID CAP
                                                        OPPORTUNITIES
                                                       SUB-ACCOUNT(13)
                                                       ---------------
                                 1/1/03      1/1/04       01/22/01*      1/1/02      1/1/03      1/1/04      1/1/05
                                   TO          TO            TO            TO          TO          TO          TO
                                12/31/03    04/30/04      12/31/01      12/31/02    12/31/03    12/31/04    12/31/05
                               ----------- ----------- --------------- ----------- ----------- ----------- -----------
Accumulation Unit Value
 at beginning of period.......      0.811       1.136         2.599         1.552       1.085       1.437       1.656
Accumulation Unit Value
 at end of period.............      1.136       1.126         1.552         1.085       1.437       1.652       1.743
Number of Accumulation
 Units outstanding at end of
 period.......................    765,033     900,393     1,630,351     1,138,071   1,239,384   1,530,755   1,164,331

                                                                                                NEUBERGER
                                 METLIFE                                                         BERMAN
                                 MID CAP                                                         MID CAP
                               STOCK INDEX                                                        VALUE
                               SUB-ACCOUNT                                                     SUB-ACCOUNT
                               -----------                                                     -----------
                                01/22/01*    1/1/02        1/1/03        1/1/04      1/1/05     05/01/01*    1/1/02
                                   TO          TO            TO            TO          TO          TO          TO
                                12/31/01    12/31/02      12/31/03      12/31/04    12/31/05    12/31/01    12/31/02
                               ----------- ----------- --------------- ----------- ----------- ----------- -----------
Accumulation Unit Value
 at beginning of period.......      1.036       1.031         0.863         1.146       1.308       1.542       1.503
Accumulation Unit Value
 at end of period.............      1.031       0.863         1.146        1. 308       1.446       1.503       1.336
Number of Accumulation
 Units outstanding at end of
 period.......................  1,448,527   2,232,301     2,512,009     2,683,144   2,080,739     245,461   2,012,000

                                                                        FRANKLIN
                                                                        TEMPLETON
                                                                        SMALL CAP
                                                                         GROWTH
                                                                       SUB-ACCOUNT
                                                                       -----------
                                 1/1/03      1/1/04        1/1/05       05/01/01*    1/1/02      1/1/03      1/1/04
                                   TO          TO            TO            TO          TO          TO          TO
                                12/31/03    12/31/04      12/31/05      12/31/01    12/31/02    12/31/03    12/31/04
                               ----------- ----------- --------------- ----------- ----------- ----------- -----------
Accumulation Unit Value
 at beginning of period.......      1.336       1.795         2.172             1       0.880       0.625       0.891
Accumulation Unit Value
 at end of period.............      1.795       2.171         2.398         0.880       0.625       0.891       0.977
Number of Accumulation
 Units outstanding at end of
 period.......................  1,750,230   3,099,203     3,489,753       609,228   1,263,448   1,909,751   1,713,731

                                                                                                            BLACKROCK
                                             RUSSELL                                                        STRATEGIC
                                           2000 INDEX                                                         VALUE
                                           SUB-ACCOUNT                                                     SUB-ACCOUNT
                                           -----------                                                     -----------
                                 1/1/05     01/22/01*      1/1/02        1/1/03      1/1/04      1/1/05     01/22/01*
                                   TO          TO            TO            TO          TO          TO          TO
                                12/31/05    12/31/01      12/31/02      12/31/03    12/31/04    12/31/05    12/31/01
                               ----------- ----------- --------------- ----------- ----------- ----------- -----------
Accumulation Unit Value
 at beginning of period.......      0.977       1.203         1.186         0.929       1.336       1.547       1.234
Accumulation Unit Value at
 end of period................      1.007       1.186         0.929         1.336       1.548       1.592       1.401
Number of Accumulation
 Units outstanding at end of
 period.......................  1,506,541   1,046,199     1,956,327     3,302,678  12,076,094   2,674,744  11,264,904

                                                                                     MORGAN
                                                                                     STANLEY
                                                                                   EAFE/INDEX
                                                                                   SUB-ACCOUNT
                                                                                   -----------
                                 1/1/02      1/1/03        1/1/04        1/1/05     01/22/01*    1/1/02      1/1/03
                                   TO          TO            TO            TO          TO          TO          TO
                                12/31/02    12/31/03      12/31/04      12/31/05    12/31/01    12/31/02    12/31/03
                               ----------- ----------- --------------- ----------- ----------- ----------- -----------
Accumulation Unit Value
 at beginning of period.......      1.401       1.087         1.611         1.833       1.102       0.853       0.700
Accumulation Unit Value at
 end of period................      1.087       1.611         1.833         1.884       0.853       0.700       0.948
Number of Accumulation
 Units outstanding at end of
 period....................... 13,358,433  12,946,787     3,128,640     9,355,903     641,779   1,349,943   1,681,173

--------
*  Date these Sub-accounts were first available.

                                                         LORD ABBETT
                                                            BOND
                                                          DEBENTURE
                                                         SUB-ACCOUNT
                                                         -----------
                                 1/1/04       1/1/05      05/01/01*    1/1/02      1/1/03        1/1/04       1/1/05
                                   TO           TO           TO          TO          TO            TO           TO
                                12/31/04     12/31/05     12/31/01    12/31/02    12/31/03      12/31/04     12/31/05
                               ----------- ------------- ----------- ----------- ----------- -------------- -----------
Accumulation Unit Value
 at beginning of period.......      0.948        1.116        1.389       1.375       1.349        1.585         1.692
Accumulation Unit Value at
 end of period................      1.116        1.243        1.375       1.349       1.585        1.692         1.694
Number of Accumulation
 Units outstanding at end of
 period.......................  2,023,819    1,939,715      199,974     841,031   1,736,428    1,823,231     1,693,088

                                  PIMCO
                                  TOTAL                                                      T. ROWE PRICE
                                 RETURN                                                      MID-CAP GROWTH
                               SUB-ACCOUNT                                                    SUB-ACCOUNT
                               -----------                                                   --------------
                                05/01/01*     1/1/02       1/1/03      1/1/04      1/1/05      05/01/01*      1/1/02
                                   TO           TO           TO          TO          TO            TO           TO
                                12/31/01     12/31/02     12/31/03    12/31/04    12/31/05      12/31/01     12/31/02
                               ----------- ------------- ----------- ----------- ----------- -------------- -----------
Accumulation Unit Value
 at beginning of period.......      1.001        1.054        1.137       1.170       1.212        0.981         0.824
Accumulation Unit Value at
 end of period................      1.054        1.137        1.170       1.212       1.222        0.824         0.455
Number of Accumulation
 Units outstanding at end of
 period.......................  1,887,995   12,468,313   11,969,667  10,308,470   9,832,142      822,978     1,945,971

                                                                     RCM GLOBAL
                                                                     TECHNOLOGY
                                                                     SUB-ACCOUNT
                                                                     -----------
                                 1/1/03       1/1/04       1/1/05     05/01/01*    1/1/02        1/1/03       1/1/04
                                   TO           TO           TO          TO          TO            TO           TO
                                12/31/03     12/31/04     12/31/05    12/31/01    12/31/02      12/31/03     12/31/04
                               ----------- ------------- ----------- ----------- ----------- -------------- -----------
Accumulation Unit Value
 at beginning of period.......      0.455        0.613        0.713       0.823       0.610        0.296         0.461
Accumulation Unit Value at
 end of period................      0.613        0.713        0.806       0.610       0.296        0.461         0.435
Number of Accumulation
 Units outstanding at end of
 period.......................  3,614,693    4,658,094    4,162,391     176,284     314,143    1,825,498     1,483,587

                                                                                                             AMERICAN
                                           MFS RESEARCH                                                        FUNDS
                                           INTERNATIONAL                                                    GROWTH FUND
                                            SUB-ACCOUNT                                                     SUB-ACCOUNT
                                           -------------                                                    -----------
                                 1/1/05      05/01/01*     1/1/02      1/1/03      1/1/04        1/1/05      05/01/01*
                                   TO           TO           TO          TO          TO            TO           TO
                                12/31/05     12/31/01     12/31/02    12/31/03    12/31/04      12/31/05     12/31/01
                               ----------- ------------- ----------- ----------- ----------- -------------- -----------
Accumulation Unit Value at
 beginning of period..........      0.435        0.972        0.848       0.738       0.962        1.134        13.039
Accumulation Unit Value at
 end of period................      0.476        0.848        0.738       0.962       1.134        1.303        11.078
Number of Accumulation
 Units outstanding at end of
 period.......................  1,063,605      262,000      481,522     928,006   1,446,531    1,520,771       261,891

                                                                                  AMERICAN
                                                                                    FUNDS
                                                                                   GROWTH-
                                                                                   INCOME
                                                                                 SUB-ACCOUNT
                                                                                 -----------
                                 1/1/02       1/1/03       1/1/04      1/1/05     05/01/01*      1/1/02       1/1/03
                                   TO           TO           TO          TO          TO            TO           TO
                                12/31/02     12/31/03     12/31/04    12/31/05    12/31/01      12/31/02     12/31/03
                               ----------- ------------- ----------- ----------- ----------- -------------- -----------
Accumulation Unit Value at
 beginning of period..........     11.078        8.236       11.089      12.276       8.544        8.240         6.622
Accumulation Unit Value at
 end of period................      8.236       11.089       12.276      14.038       8.240        6.622         8.630
Number of Accumulation
 Units outstanding at end of
 period.......................    986,402    1,552,153    1,588,660   1,492,261     315,481      999,190     1,454,819

--------
*  Date these Sub-accounts were first available.

                                                         AMERICAN FUNDS
                                                          GLOBAL SMALL
                                                         CAPITALIZATION
                                                          SUB-ACCOUNT
                                                         --------------
                                 1/1/04       1/1/05       05/01/01*     1/1/02       1/1/03         1/1/04         1/1/05
                                   TO           TO             TO          TO           TO             TO             TO
                                12/31/04     12/31/05       12/31/01    12/31/02     12/31/03       12/31/04       12/31/05
                               ----------- ------------- -------------- --------- -------------- --------------- -------------
Accumulation Unit Value at
 beginning of period..........      8.630        9.374        1.479         1.345       1.071           1.619          1.926
Accumulation Unit Value at
 end of period................      9.374        9.763        1.345         1.071       1.619           1.926          2.376
Number of Accumulation
 Units outstanding at end of
 period.......................  1,495,376    1,389,278      284,714     1,031,114   1,421,682       2,017,792      2,351,449

                                BLACKROCK                                         HARRIS OAKMARK
                                LARGE CAP                                           LARGE CAP
                                  VALUE                                               VALUE
                               SUB-ACCOUNT                                         SUB-ACCOUNT
                               -----------                                        --------------
                                 5/1/02*      1/1/03         1/1/04      1/1/05      5/1/02*         1/1/03         1/1/04
                                   TO           TO             TO          TO           TO             TO             TO
                                12/31/02     12/31/03       12/31/04    12/31/05     12/31/02       12/31/03       12/31/04
                               ----------- ------------- -------------- --------- -------------- --------------- -------------
Accumulation Unit Value at
 beginning of period..........      1.000        0.793        1.059         1.184       1.186           0.973          1.203
Accumulation Unit Value at
 end of period................      0.793        1.059        1.184         1.235       0.973           1.203          1.321
Number of Accumulation
 Units outstanding at end of
 period.......................     73,924      374,652      813,927       722,685     793,465       2,130,663      2,319.472

                                              HARRIS
                                              OAKMARK                                                LAZARD
                                           INTERNATIONAL                                             MID-CAP
                                            SUB-ACCOUNT                                          SUB-ACCOUNT(14)
                                           -------------                                         ---------------
                                 1/1/05       5/1/02*        1/1/03      1/1/04       1/1/05         5/1/02*        1/1/03
                                   TO           TO             TO          TO           TO             TO             TO
                                12/31/05     12/31/02       12/31/03    12/31/04     12/31/05       12/31/02       12/31/03
                               ----------- ------------- -------------- --------- -------------- --------------- -------------
Accumulation Unit Value at
 beginning of period..........      1.321        1.060        0.884         1.179       1.404           1.140          0.967
Accumulation Unit Value at
 end of period................      1.284        0.884        1.179         1.404       1.583           0.967          1.204
Number of Accumulation
 Units outstanding at end of
 period.......................  1,934,007        8,900      952,956     2,168,632   3,570,280         418,397        749,950

                                                            MET/AIM
                                                           SMALL CAP                                              OPPENHEIMER
                                                             GROWTH                                              GLOBAL EQUITY
                                                          SUB-ACCOUNT                                             SUB-ACCOUNT
                                                         --------------                                          -------------
                                 1/1/04       1/1/05        5/1/02*      1/1/03       1/1/04         1/1/05         5/1/04*
                                   TO           TO             TO          TO           TO             TO             TO
                                12/31/04     12/31/05       12/31/02    12/31/03     12/31/04       12/31/05       12/31/04
                               ----------- ------------- -------------- --------- -------------- --------------- -------------
Accumulation Unit Value at
 beginning of period..........      1.204        1.359        1.122         0.848       1.162           1.220         12.799
Accumulation Unit Value at
 end of period................      1.359        1.449        0.848         1.162       1.220           1.303         14.768
Number of Accumulation
 Units outstanding at end of
 period.......................    752,154      722,942      556,582     1,320,114     802,132         674,289          7.408

                                            OPPENHEIMER    BLACKROCK                                             T. ROWE PRICE
                                              CAPITAL      AGGRESSIVE               BLACKROCK                      LARGE CAP
                                           APPRECIATION      GROWTH                DIVERSIFIED                      GROWTH
                                            SUB-ACCOUNT   SUB-ACCOUNT              SUB-ACCOUNT                    SUB-ACCOUNT
                                           ------------- --------------           --------------                 -------------
                                 1/1/05       5/1/05        5/1/04*      1/1/05      5/1/04*         1/1/05         5/1/04*
                                   TO           TO             TO          TO           TO             TO             TO
                                12/31/05     12/31/05       12/31/04    12/31/05     12/31/04       12/31/05       12/31/04
                               ----------- ------------- -------------- --------- -------------- --------------- -------------
Accumulation Unit Value at
 beginning of period..........     14.768       10.024       33.837        37.527      35.648          38.475         11.198
Accumulation Unit Value at
 end of period................     16.899       10.888       37.527        40.888      38.475          39.030         12.138
Number of Accumulation
 Units outstanding at end of
 period.......................     26,823       15,335        1,917         2,225       3.016             846         15.970

--------
*  Date these Sub-accounts were first available.

                                                                      NEUBERGER                          METLIFE
                                           T. ROWE PRICE               BERMAN               METLIFE    CONSERVATIVE
                                             SMALL CAP               REAL ESTATE          CONSERVATIVE      TO
                                              GROWTH                 SUB-ACCOUNT           ALLOCATION    MODERATE
                                            SUB-ACCOUNT               (CLASS B)           SUB-ACCOUNT  SUB-ACCOUNT
                                           -------------             -----------          ------------ ------------
                                 1/1/05       5/1/04*      1/1/05      5/3/04     1/1/05     5/1/05       5/1/05
                                   TO           TO           TO          TO         TO         TO           TO
                                12/31/05     12/31/04     12/31/05    12/31/04   12/31/05   12/31/05     12/31/05
                               ----------- ------------- ----------- ----------- -------- ------------ ------------
Accumulation Unit Value at
 beginning of period..........   12.138       12.426       13.252        9.999    12.816      9.999        9.999
Accumulation Unit Value at
 end of period................   12.733       13.252       14.476       12.838    14.349     10.303       10.521
Number of Accumulation Units
 outstanding at end of period.   81,410        1.999        7,208      124,242   179,430      4,181        2,188

                                              METLIFE
                                             MODERATE
                                 METLIFE        TO         METLIFE
                                MODERATE    AGGRESSIVE   AGGRESSIVE
                               ALLOCATION   ALLOCATION   ALLOCATION
                               SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT
                               ----------- ------------- -----------
                                 5/1/05       5/1/05       5/1/05
                                   TO           TO           TO
                                12/31/05     12/31/05     12/31/05
                               ----------- ------------- -----------
Accumulation Unit Value at
 beginning of period..........    9.999        9.999        9.999
Accumulation Unit Value at
 end of period................   10.752       10.978       11.154
Number of Accumulation Units
 outstanding at end of period.   55,018       36,461        5,881

--------
  *Date these Sub-accounts were first available.
 /(1)/Effective May 1, 2006, Salomon Brothers Strategic Bond Opportunities
      Portfolio changed its name to Western Asset Management Strategic Bond Opportunities Portfolio, Salomon Brothers U.S. Government Portfolio changed its name to Western Asset Management U.S. Government Portfolio, and Western Asset Management Company replaced Salomon Brothers Asset Management Inc as Subadviser to each Portfolio.
 /(2)/For Contracts issued prior to May 1, 1995, and for Contracts in the annuity phase issued on and after May 1, 1995 the MFS Total Return Sub-account Class A is available.
 /(3)/Previously, the Balanced Sub-account. On April 30, 2004, the Balanced
      Portfolio merged into the MFS Total Return Portfolio. For Contracts issued on and after May 1, 1995, the MFS Total Return Portfolio Class E is available during the accumulation phase.
 /(4)/Previously, the Capital Growth Sub-account. Effective May 1, 2002, the
      Zenith Equity Portfolio of the New England Zenith Fund changed its investment objective and policies and became a "fund of funds" that invests equally in three other series of the Zenith Fund. On or about April 28, 2003, these series of the Zenith Fund were reorganized into newly established portfolios of the Metropolitan Fund.
 /(5)/Previously, the MFS Research Managers Sub-account. On April 30, 2004, the
      MFS Research Managers Portfolio merged into the MFS Investors Trust Portfolio. On or about April 28, 2006, the MFS Investors Trust Portfolio merged into the Legg Mason Value Equity Portfolio.
 /(6)/For Contracts issued prior to May 1, 1995, and Contracts in the annuity phase issued on and after May 1, 1995 the MetLife Stock Index Sub-account Class A is available.
 /(7)/Previously, the Westpeak Stock Index Sub-account. On April 27, 2001, the
      MetLife Stock Index Portfolio--Class A was substituted for the Westpeak Stock Index Series of the New England Zenith Fund. Information shown for the MetLife Stock Index Sub-account Class A reflects the accumulation unit value history of the Westpeak Stock Index Sub-account through the date of the substitution.
 /(8)/Previously, the Morgan Stanley International Magnum Equity Sub-account.
      On December 1, 2000, the Putnam International Stock Portfolio was substituted for the Morgan Stanley International Magnum Equity Series of the New England Zenith Fund, which is no longer available for investment under the Contract. The information shown for the FI International Stock Sub-account, formerly Putnam International Stock Portfolio, reflects the accumulation unit value history of the Morgan Stanley International Magnum Equity Sub-account through the date of the substitution.

/(9)/On or about April 29, 2005, The Met/Putnam Voyager Portfolio that had been offered as an Eligible Fund up through that date, merged that date merged with and into the Jennison Growth Portfolio.
/(10)/Previously, the Janus Growth Subaccount. On April 28, 2003, the Janus
      Growth Portfolio merged into the Janus Aggressive Growth Portfolio. Information shown for the Janus Aggressive Growth Sub-account is based on the May 1, 2001 inception date of the Janus Growth Sub-account and reflects the accumulation unit value history of the Janus Growth Sub-account through the date of the merger.
/(11)/For Contracts issued on and after May 1, 1995, the MetLife Stock Index
      Portfolio Class B is available during the accumulation phase. /(12)/Previously, the FI Mid Cap Opportunities Sub-account. On April 30, 2004, the FI Mid Cap Opportunities Portfolio merged into the Janus Mid Cap Portfolio and immediately following the merger, the Janus Mid Cap Portfolio was renamed the FI Mid Cap Opportunities Portfolio.
/(13)/Previously, the Janus Mid Cap Sub-account. On April 30, 2004, the FI Mid
      Cap Opportunities Portfolio merged into the Janus Mid Cap Portfolio and immediately following the merger, the Janus Mid Cap Portfolio was renamed the FI Mid Cap Opportunities Portfolio. Information shown for the FI Mid Cap Opportunities Sub-account reflects the accumulation unit value history of the Janus Mid Cap Sub-account through the date of the merger. Information shown for the FI Mid Cap Opportunities Sub-account (formerly Janus Mid Cap Sub-account) reflects unit value history of the Janus Mid Cap Sub-account through the date of the merger.
/(14)/Effective April 28, 2005, Met/AIM Mid Cap Core Equity Portfolio changed its name to Lazard Mid Cap Portfolio and effective December 19, 2005, Lazard Asset Investment LLC replaced AIM Capital Management, Inc. as Adviser.
/(15)/On or about April 28, 2006, the MFS Investors Trust Portfolio merged into the Legg Mason Value Equity Portfolio.

   Information on units and unit values is useful because they affect the calculation of Contract Values. The value of a Contract is determined by multiplying the number of Accumulation Units in each sub-account credited to the Contract by the Accumulation Unit Value of the sub-account. The Accumulation Unit Value of a sub-account depends in part on the net investment experience of the Eligible Fund in which it invests. See "Contract Value and Accumulation Unit Value" for more information.

                                  PREMIUM TAX

   Premium tax rates are subject to change. At present the Company pays premium taxes in the following jurisdictions at the rates shown.

                         CONTRACTS USED WITH TAX
         JURISDICTION   QUALIFIED RETIREMENT PLANS ALL OTHER CONTRACTS
         ------------   -------------------------- -------------------
         California....            0.50%*                 2.35%
         Maine.........              --                   2.00%
         Nevada........              --                   3.50%
         Puerto Rico...            3.00%                  3.00%
         South Dakota..              --                   1.25%
         West Virginia.            1.00%                  1.00%
         Wyoming.......              --                   1.00%

--------
* Contracts sold to (S)408(a) IRA Trusts are taxed at 2.35%.

   See "Premium Tax Charges" in the prospectus for more information about how premium taxes affect the Contracts.

                               TABLE OF CONTENTS
                                    OF THE
                      STATEMENT OF ADDITIONAL INFORMATION
                            FOR ZENITH ACCUMULATOR

                                                                    PAGE
                                                                    -----
      HISTORY......................................................  II-3
      SERVICES RELATING TO THE VARIABLE ACCOUNT AND THE CONTRACTS..  II-3
      INVESTMENT ADVICE............................................  II-3
      DISTRIBUTION OF THE CONTRACTS................................  II-5
      CALCULATION OF PERFORMANCE DATA..............................  II-6
      CALCULATION OF YIELDS........................................  II-7
      NET INVESTMENT FACTOR........................................  II-9
      ANNUITY PAYMENTS.............................................  II-9
      HYPOTHETICAL ILLUSTRATIONS OF ANNUITY INCOME PAYOUTS......... II-10
      HISTORICAL ILLUSTRATIONS OF ANNUITY INCOME PAYOUTS........... II-11
      TAX STATUS OF THE CONTRACTS.................................. II-12
      INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM................ II-12
      LEGAL MATTERS................................................ II-13
      FINANCIAL STATEMENTS FOR THE NEW ENGLAND VARIABLE ACCOUNT....  FF-1
      FINANCIAL STATEMENTS FOR METROPOLITAN LIFE INSURANCE COMPANY.   F-1

   If you would like a copy of any of the following Statements of Additional Information, please check the appropriate box below and mail to:

   New England Securities Corporation
   501 Boylston Street
   Boston, Massachusetts 02116

       [_]Zenith Accumulator -- The New England Variable Account
       [_]Metropolitan Series Fund, Inc.
       [_]Met Investors Series Trust
       [_]American Funds Insurance Series
       [_]Variable Insurance Products Fund
       [_]My current address is:

                        ----------------   Name    ----
                        Contract Number

                        ----------------   Address ----
                           Signature
                                                   ----
                                                   Zip

                               ZENITH ACCUMULATOR

                      Individual Variable Annuity Contracts
                                    Issued By
                       Metropolitan Life Insurance Company
                               One Madison Avenue
                            New York, New York 10010

                               Designated Office:
                          Annuity Administrative Office
                                 P.O. Box 14594
                            Des Moines, IA 50306-3594

                          SUPPLEMENT DATED MAY 1, 2005

       TO THE PROSPECTUS DATED APRIL 30, 1999 (AS ANNUALLY SUPPLEMENTED).

This supplement updates certain information in the prospectus dated April 30, 1999 (as annually supplemented), describing individual flexible and single purchase payment variable annuity contracts (the "Contracts") funded by The New England Variable Account (the "Variable Account"). You should read and retain this supplement. Certain additional information about the Contracts is contained in a Statement of Additional Information ("SAI") dated May 1, 2005, as it may be supplemented from time to time, which has been filed with the Securities and Exchange Commission ("SEC") and is incorporated herein by reference. A complete prospectus dated April 30, 1999, and any previous supplements, as well as the Statement of Additional Information, may be obtained free of charge by writing to New England Securities Corporation at 501 Boylston Street, Boston, Massachusetts 02116 or telephoning 1-800-356-5015.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE CONTRACTS OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SEC MAINTAINS A WEBSITE THAT CONTAINS THE SAI, MATERIAL INCORPORATED BY REFERENCE, AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SEC. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

     THE ELIGIBLE FUND PROSPECTUSES ARE ATTACHED. PLEASE READ THEM AND KEEP THEM FOR REFERENCE.

WE DO NOT GUARANTEE HOW ANY OF THE SUB-ACCOUNTS OR ELIGIBLE FUNDS WILL PERFORM. THE CONTRACTS AND ELIGIBLE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

                                   HIGHLIGHTS

NON-NATURAL PERSONS AS OWNERS

If the Owner of a non-qualified annuity Contract is not a natural person (e.g., a corporation, partnership or certain trusts) gains under the Contract are generally not eligible for tax deferral.

STATE VARIATIONS

Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this supplement. This supplement updates certain information in the prospectus. Your actual Contract and any endorsements are the controlling documents. If you would like to review a copy of the Contract and endorsements, contact our Annuity Administrative Office.

                                  EXPENSE TABLE

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer cash value between Eligible Fund options. State premium taxes may also be deducted.

CONTRACT OWNER TRANSACTION EXPENSES

Sales Charge Imposed on Purchase Payments..............................             None
Contingent Deferred Sales Charge (as a percentage of Contract Value)      6.5% declining annually--
                                                                                See Note (1)
Transfer Fee(2)........................................................              $10

----------

NOTES:

(1) The Contingent Deferred Sales Charge is a declining percentage of contract value withdrawn, as follows:

IF WITHDRAWN DURING CONTRACT YEAR   CHARGE
---------------------------------   ------
 1...............................    6.5%
 2...............................    6.0%
 3...............................    5.5%
 4...............................    5.0%
 5...............................    4.5%
 6...............................    4.0%
 7...............................    3.5%
 8...............................    3.0%
 9...............................    2.0%
10...............................    1.0%
11...............................      0%

(2) Currently, we do not charge this fee. We reserve the right to impose a charge of $10 on each transfer in excess of four per year.

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Eligible Fund fees and expenses.

ANNUAL CONTRACT FEE

Administration Contract Charge(1).....   $30

VARIABLE ACCOUNT ANNUAL EXPENSES
(as a percentage of average daily net assets in the sub-accounts)

                                                     AMERICAN FUNDS
                                                     GROWTH-INCOME
                                                      SUB-ACCOUNT,
                                                     AMERICAN FUNDS
                                                  GROWTH SUB-ACCOUNT,
                                                   AND AMERICAN FUNDS           ALL
                                                      GLOBAL SMALL             OTHER
                                               CAPITALIZATION SUB-ACCOUNT   SUB-ACCOUNTS
                                               --------------------------   ------------
Mortality and Expense Risk Charge...........              1.20%                 .95%
                                                          ----                 ----
Administration Asset Charge.................               .40%                 .40%
                                                          ====                 ====
   Total Variable Account Annual Expenses...              1.60%                1.35%
                                                          ----                 ----

----------

NOTE:

(1) The Administration Contract Charge is not imposed after annuitization.

The next item shows the minimum and maximum total operating expenses charged by the Eligible Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Eligible Fund's fees and expenses is contained below and in the prospectus for each Eligible Fund.

RANGE OF ELIGIBLE FUND OPERATING EXPENSES (as a percentage of average net assets)

                                                                                               MINIMUM   MAXIMUM
                                                                                               -------   -------
Total Annual Eligible Fund Operating Expenses
(expenses that are deducted from Eligible Fund assets, including management fees,
   distribution (12b-1) fees, and other expenses)...........................................     .30%     1.40%

                                                                                               MINIMUM   MAXIMUM
                                                                                               -------   -------
Net Total Annual Eligible Fund Operating Expenses(1)
(expenses that are deducted from Eligible Fund assets, including management fees, distribution (12b-1) fees, and other expenses after any applicable contractual waiver or
   reimbursement arrangement)..............................................................      .29%     1.40%

----------

NOTE:

(1) The range of Net Total Annual Eligible Fund Operating Expenses takes into account contractual arrangements for certain Eligible Funds that require the investment adviser to reimburse or waive Eligible Fund operating expenses until April 30, 2006, as described in more detail below.

The following table shows the annual operating expenses for each Eligible Fund for the year ended December 31, 2004, before and after any applicable contractual expense subsidy or expense deferral arrangement (anticipated expenses for 2005 for the MetLife Conservative Allocation, the MetLife Conservative to Moderate Allocation, the MetLife Moderate Allocation, the MetLife Moderate to Aggressive Allocation, and the MetLife Aggressive Allocation Portfolios):

ANNUAL ELIGIBLE FUND OPERATING EXPENSES (as a percentage of average net assets)(1)

                                                                                                      NET TOTAL
                                                                                                       ANNUAL
                                                                                                      PORTFOLIO
                                                                                                      EXPENSES
                                                                                                      INCLUDING
                                                                            CONTRACTUAL  NET TOTAL    ESTIMATED
                                             12B-1              GROSS TOTAL   EXPENSE   CONTRACTUAL  EXPENSES OF
                               MANAGEMENT DISTRIBUTION  OTHER     ANNUAL    SUBSIDY OR    ANNUAL     UNDERLYING
                                  FEES      FEES(2)    EXPENSES  EXPENSES    DEFERRAL   EXPENSES(3) PORTFOLIOS(3)
                               ---------- ------------ -------- ----------- ----------- ----------- -------------
METROPOLITAN SERIES FUND, INC.
  ("METROPOLITAN FUND")(4)
BlackRock Money Market
  Portfolio(5)................    .35%          0%       .07%       .42%       .01%         .41%
Salomon Brothers U.S.
  Government Portfolio........    .55%          0%       .09%       .64%         0%         .64%
BlackRock Bond Income
  Portfolio(5)................    .40%          0%       .06%       .46%         0%         .46%
Lehman Brothers(R) Aggregate
  Bond Index Portfolio(5).....    .25%        .25%       .07%       .57%       .01%         .56%
Salomon Brothers Strategic
  Bond Opportunities
  Portfolio...................    .65%          0%       .12%       .77%         0%         .77%
BlackRock Diversified
  Portfolio...................    .44%        .25%       .06%       .75%         0%         .75%
MFS Total Return Portfolio
  Class A(8)..................    .50%          0%       .14%       .64%         0%         .64%
MFS Total Return Portfolio
  Class E(8)..................    .50%        .15%       .14%       .79%         0%         .79%
BlackRock Large Cap Value
  Portfolio(5)................    .70%        .15%       .23%      1.08%         0%        1.08%
Davis Venture Value
  Portfolio...................    .72%         .0%       .06%       .78%         0%         .78%
FI Value Leaders Portfolio....    .66%         .0%       .08%       .74%         0%         .74%
Harris Oakmark Large Cap
  Value Portfolio.............    .73%        .15%       .06%       .94%         0%         .94%
Harris Oakmark Focused Value
  Portfolio...................    .73%         .0%       .05%       .78%         0%         .78%
Neuberger Berman Mid Cap
  Value Portfolio.............    .68%        .25%       .08%      1.01%         0%        1.01%
BlackRock Investment Trust
  Portfolio...................    .49%        .25%       .05%       .79%         0%         .79%
MetLife Stock Index Portfolio
  Class A(5)(10)..............    .25%          0%       .05%       .30%       .01%         .29%
MetLife Stock Index Portfolio
  Class B(5)(11)..............    .25%        .25%       .05%       .55%       .01%         .54%
MFS Investors Trust
  Portfolio(5)................    .75%          0%       .22%       .97%        .0%         .97%

                                                                                                      NET TOTAL
                                                                                                       ANNUAL
                                                                                                      PORTFOLIO
                                                                                                      EXPENSES
                                                                                                      INCLUDING
                                                                            CONTRACTUAL  NET TOTAL    ESTIMATED
                                             12B-1              GROSS TOTAL   EXPENSE   CONTRACTUAL  EXPENSES OF
                               MANAGEMENT DISTRIBUTION  OTHER     ANNUAL    SUBSIDY OR    ANNUAL     UNDERLYING
                                  FEES      FEES(2)    EXPENSES  EXPENSES    DEFERRAL   EXPENSES(3) PORTFOLIOS(3)
                               ---------- ------------ -------- ----------- ----------- ----------- -------------
BlackRock Strategic Value
  Portfolio...................    .83%          0%       .06%       .89%         0%         .89%
FI Mid Cap Opportunities
  Portfolio...................    .68%        .25%       .07%      1.00%         0%        1.00%
MetLife Mid Cap Stock Index
  Portfolio(5)................    .25%        .25%       .10%       .60%       .01%         .59%
FI International Stock
  Portfolio...................    .86%          0%       .22%      1.08%         0%        1.08%
Morgan Stanley EAFE(R) Index
  Portfolio(5)................    .30%        .25%       .29%       .84%       .01%         .83%
Oppenheimer Global Equity
  Portfolio(5)................    .62%        .25%       .19%      1.06%         0%        1.06%
BlackRock Legacy Large Cap
  Growth Portfolio............    .74%          0%       .06%       .80%         0%         .80%
Jennison Growth Portfolio.....    .65%          0%       .06%       .71%         0%         .71%
T. Rowe Price Large Cap
  Growth Portfolio(5).........    .62%        .25%       .12%       .99%         0%         .99%
Loomis Sayles Small Cap
  Portfolio(5)................    .90%          0%       .08%       .98%       .05%         .93%
Russell 2000(R) Index
  Portfolio(5)................    .25%        .25%       .12%       .62%       .01%         .61%
BlackRock Aggressive Growth
  Portfolio...................    .73%        .25%       .06%      1.04%         0%        1.04%
Franklin Templeton Small Cap
  Growth Portfolio(5).........    .90%        .25%       .25%      1.40%         0%        1.40%
T. Rowe Price Small Cap
  Growth Portfolio............    .52%        .25%       .08%       .85%         0%         .85%
Zenith Equity Portfolio(9)....      0%          0%       .01%       .01%         0%         .01%        .74%
MET INVESTORS SERIES TRUST(4)
PIMCO Total Return
  Portfolio...................    .50%        .25%       .06%       .81%         0%         .81%
Lord Abbett Bond Debenture
  Portfolio...................    .52%        .25%       .06%       .83%         0%         .83%
Neuberger Berman Real Estate
  Portfolio(6)................    .70%        .25%       .03%       .98%         0%         .98%
Met/AIM Mid Cap Core Equity
  Portfolio(6)(7).............    .73%        .25%       .10%      1.08%         0%        1.08%
Harris Oakmark International
  Portfolio(6)(7).............    .84%        .15%       .15%      1.14%         0%        1.14%
MFS Research International
  Portfolio(6)(7).............    .77%        .25%       .30%      1.32%       .07%        1.25%
Janus Aggressive Growth
  Portfolio(6)(7).............    .68%        .25%       .14%      1.07%         0%        1.07%
Oppenheimer Capital
  Appreciation
  Portfolio(6)(7).............    .60%        .25%       .10%       .95%        .0%         .95%

                                                                            CONTRACTUAL  NET TOTAL
                                             12B-1              GROSS TOTAL   EXPENSE   CONTRACTUAL
                               MANAGEMENT DISTRIBUTION  OTHER     ANNUAL    SUBSIDY OR    ANNUAL
                                  FEES      FEES(2)    EXPENSES  EXPENSES    DEFERRAL   EXPENSES(3)
                               ---------- ------------ -------- ----------- ----------- -----------
T. Rowe Price Mid-Cap Growth
  Portfolio(6)(7).............    .75%        .25%       .16%      1.16%       .01%        1.15%
Met/AIM Small Cap Growth
  Portfolio(6)(7).............    .90%        .25%       .14%      1.29%         0%        1.29%
RCM Global Technology
  Portfolio(6)................    .90%        .25%       .01%      1.16%         0%        1.16%
AMERICAN FUNDS INSURANCE
  SERIES(4)
American Funds Growth-
  Income Fund.................    .29%        .25%       .02%       .56%         0%         .56%
American Funds Growth
  Fund........................    .35%        .25%       .01%       .61%         0%         .61%
American Funds Global Small
  Capitalization Fund.........    .77%        .25%       .04%      1.06%         0%        1.06%
VARIABLE INSURANCE PRODUCTS
  FUND(4)
VIP Equity-Income Portfolio
  (Initial Class).............    .47%          0%       .11%       .58%         0%         .58%
VIP Overseas Portfolio
  (Initial Class).............    .72%          0%       .19%       .91%         0%         .91%

                                                                                                       NET TOTAL
                                                                                                        ANNUAL
                                                                                                       PORTFOLIO
                                                                                                       EXPENSES
                                                                                                       INCLUDING
                                                                             CONTRACTUAL  NET TOTAL    ESTIMATED
                                              12B-1              GROSS TOTAL   EXPENSE   CONTRACTUAL  EXPENSES OF
                                MANAGEMENT DISTRIBUTION  OTHER     ANNUAL    SUBSIDY OR    ANNUAL     UNDERLYING
                                   FEES      FEES(2)    EXPENSES  EXPENSES    DEFERRAL   EXPENSES(3) PORTFOLIOS(3)
                                ---------- ------------ -------- ----------- ----------- ----------- -------------
METROPOLITAN FUND-ASSET
  ALLOCATION PORTFOLIOS(4)
MetLife Conservative Allocation
  Portfolio Class B(5)(12).....    .10%        .25%       .25%       .60%       .25%         .35%        1.00%
MetLife Conservative to
  Moderate Allocation Portfolio
  Class B(5)(12)...............    .10%        .25%       .08%       .43%       .08%         .35%        1.02%
MetLife Moderate Allocation
  Portfolio Class B(5)(12).....    .10%        .25%       .05%       .40%       .05%         .35%        1.04%
MetLife Moderate to Aggressive
  Allocation Portfolio
  Class B(5)(12)...............    .10%        .25%       .06%       .41%       .06%         .35%        1.07%
MetLife Aggressive Allocation
  Portfolio Class B(5)(12).....    .10%        .25%       .19%       .54%       .19%         .35%        1.09%

----------

NOTES:

(1) The Eligible Fund expenses used to prepare this table were provided to us by the Eligible Funds. We have not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2004 or estimated for 2005. Current or future expenses may be greater or less than those shown.

(2) The Metropolitan Series Fund, Met Investors Series Trust, and American Funds Insurance Series have each adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. The Distribution Plan is described in more detail in the relevant Fund's prospectus.

(3) Net Total Contractual Annual Expenses do not reflect any expense reductions resulting from directed brokerage arrangements.

(4) Our affiliate, MetLife Advisers, LLC ("MetLife Advisers"), is the investment manager for the Portfolios of the Metropolitan Series Fund, Inc. ("Metropolitan Fund") including the Metropolitan Fund -- Asset Allocation Portfolios. Our affiliate, Met Investors Advisory LLC ("Met Investors Advisory") is the manager of the Portfolios of the Met Investors Series Trust. Capital Research and Management Company is the investment adviser of the American Funds Insurance Series. Fidelity Management & Research Company is the investment adviser to the Portfolios of the Variable Insurance Products Fund.

(5) MetLife Advisers and the Metropolitan Fund have entered into an Expense Agreement under which MetLife Advisers will waive management fees and/or pay expenses (other than brokerage costs, interest, taxes or extraordinary expenses) of certain Portfolios so that total annual expenses of these portfolios will not exceed, at any time prior to April 30, 2006, the following percentages: 1.40% for the Franklin Templeton Small Cap Growth Portfolio; 1.10% for the BlackRock Large Cap Value Portfolio; 1.00% for the MFS Investors Trust Portfolio; .35% for the MetLife Conservative Allocation Portfolio; .35% for the MetLife Conservative to Moderate Allocation Portfolio; .35% for the MetLife Moderate Allocation Portfolio; .35% for the MetLife Moderate to Aggressive Allocation Portfolio; and .35% for the MetLife Aggressive Allocation Portfolio. Under the agreement, if certain conditions are met, MetLife Advisers may be reimbursed for fees waived and expenses paid with respect to the Franklin Templeton Small Cap Growth Portfolio, BlackRock Large Cap Value Portfolio and MFS Investors Trust Portfolio if, in the future, actual expenses of these portfolios are less than these expense limits. MetLife Advisers has contractually agreed, until at least April 30, 2006, to reduce the Management Fee by the following percentages: .05% on all assets for the Loomis Sayles Small Cap Portfolio; .006% on all assets for the Lehman Brothers Aggregate Bond Index Portfolio; .007% on all assets for the MetLife Stock Index Portfolio; .007% on all assets for the MetLife Mid Cap Stock Index Portfolio; .007% on all assets for the Russell 2000 Index Portfolio; .007% on all assets for the Morgan Stanley EAFE Index Portfolio; .025% on assets in excess of $1 billion and less than $2 billion for the BlackRock Bond Income Portfolio; .005% on the first $500 million of assets and .015% on the next $500 million of assets for the BlackRock Money Market Portfolio; and .015% on the first $50 million of assets for the T. Rowe Price Large Cap Growth Portfolio.

(6) Met Investors Advisory and Met Investors Series Trust have entered into an Expense Limitation Agreement under which Met Investors Advisory has agreed to waive or limit its fees and to assume other expenses so that the total annual expenses of each Portfolio (other than interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses) will not exceed, at any time prior to April 30, 2006, the following percentages: 1.15% for the Neuberger Berman Real Estate Portfolio; 1.15% for the Met/AIM Mid Cap Core Equity Portfolio; 1.30% for the Met/AIM Small Cap Growth Portfolio; 1.15% for the T. Rowe Price Mid-Cap Growth Portfolio; 1.35% for the RCM Global Technology Portfolio; 1.25% for the MFS Research International Portfolio; 1.00% for the Oppenheimer Capital Appreciation Portfolio; 1.25% for the Harris Oakmark International Portfolio and 1.15% for the Janus Aggressive Growth Portfolio. Net Total Contractual Annual Expenses for the following Portfolios have been restated to reflect the terms of the Expense Limitation Agreement that became effective May 1, 2005: T. Rowe Price Mid-Cap Growth Portfolio and MFS Research International Portfolio. Under certain circumstances, any fees waived or expenses reimbursed by the investment manager may be repaid to the investment manager if, in the future, actual expenses of these Portfolios are less than these expense limits.

(7) Certain amounts were recouped by the investment manager during 2004. These amounts are reflected in Other Expenses and per Portfolio are: .04% for the Oppenheimer Capital Appreciation Portfolio .05% for the Met/AIM Mid Cap Core Equity Portfolio; .14% for the MFS Research International Portfolio; .06% for the Met/AIM Small Cap Growth Portfolio; .07% for the Janus Aggressive Growth Portfolio; .09% for the T. Rowe Price Mid-Cap Growth Portfolio and .02% for the Harris Oakmark International Portfolio.

(8) For Contracts issued prior to May 1, 1995, the MFS Total Return Portfolio Class A, is available. For Contracts issued on and after May 1, 1995, the MFS Total Return Portfolio Class E is available during the accumulation phase and the MFS Total Return Portfolio Class A is available during the annuity phase.

(9) The Zenith Equity Portfolio is a "fund of funds" that invests equally in three other Portfolios of the Metropolitan Fund: the FI Value Leaders Portfolio, Jennison Growth Portfolio and the Capital Guardian U.S. Equity Portfolio (together, the "Underlying Portfolios"). The Zenith Equity Portfolio has its own operating expenses and bears its pro rata portion of the operating expenses of the Underlying Portfolios including the management fee. The Total Contractual Annual Expenses of the Zenith Equity Portfolio, including the weighted average of the total operating expenses of the Underlying Portfolios (before applicable contractual expense limitations) is .74%. Contract Owners may be able to realize lower aggregate expenses by investing directly in the Underlying Portfolios instead of investing in the Portfolios.

(10) For Contracts issued prior to May 1, 1995, the MetLife Stock Index Portfolio Class A is available. Class A shares of MetLife Stock Index Portfolio were substituted for the Westpeak Stock Index Series on April 27, 2001.

(11) For Contracts issued on and after May 1, 1995, the MetLife Stock Index Portfolio Class B is available during the accumulation phase and the MetLife Stock Index Portfolio Class A is available during the annuity phase.

(12) The MetLife Conservative Allocation, MetLife Conservative to Moderate Allocation, MetLife Moderate Allocation, MetLife Moderate to Aggressive Allocation and the MetLife Aggressive Allocation Portfolios (the "Asset Allocation Portfolios") are each "funds of funds" that invest substantially all of their respective assets in Class A shares of various other underlying portfolios. Each Asset Allocation Portfolio will have its own expenses and will also bear its pro rata portion of the operating expenses of the underlying portfolios in which the Asset Allocation Portfolio invests, including the management fee. The Asset Allocation Portfolios will begin operations on or about May 1, 2005. The estimated expenses of the underlying portfolios (after applicable contractual expense limitations) are .65% for the MetLife Conservative Allocation Portfolio, .67% for the MetLife Conservative to Moderate Allocation Portfolio, .69% for the MetLife Moderate Allocation Portfolio, .72% for the MetLife Moderate to Aggressive Allocation Portfolio, and .74% for the MetLife Aggressive Allocation Portfolio. The estimated Total Contractual Annual Expenses of the Asset Allocation Portfolios, including the weighted average of the total operating expenses of the underlying portfolios (before applicable contractual expense limitations) are: 1.25% for the MetLife Conservative Allocation Portfolio, 1.10% for the MetLife Conservative to Moderate Allocation Portfolio, 1.10% for the MetLife Moderate Allocation Portfolio, 1.13% for the MetLife Moderate to Aggressive Allocation Portfolio, and 1.29% for the MetLife Aggressive Allocation Portfolio. Contract Owners may be able to realize lower aggregate expenses by investing directly in the underlying portfolios instead of the Asset Allocation Portfolios. A Contract Owner who chooses to invest directly in the underlying portfolios would not, however, receive the asset allocation services provided by MetLife Advisers.

EXAMPLE

The Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, Variable Account annual expenses, and Eligible Fund fees and expenses.(1)

The Example assumes that you invest $10,000 in a Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the (a) maximum and (b) minimum fees and expenses of any of the Eligible Funds (before reimbursement and/or waiver). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender your Contract or annuitize under a non-life contingency option (with applicable contingent deferred sales charges deducted) at the end of the applicable time period:

                                         1 YEAR   3 YEARS   5 YEARS  10 YEARS
                                         ------- --------- --------- ---------
(a)..................................... $883.02 $1,402.01 $1,938.69 $3,251.22
(b)..................................... $779.47 $1,088.33 $1,410.85 $2,156.33

(2) If you do not surrender your Contract or if you annuitize under a variable life contingency option (no contingent deferred sales charges would be deducted(2)):

                                         1 YEAR  3 YEARS  5 YEARS  10 YEARS
                                         ------- ------- --------- ---------
(a)..................................... $285.91 $875.62 $1,489.99 $3,140.75
(b)..................................... $175.75 $544.28 $  936.78 $2,033.32

PLEASE REMEMBER THAT THE EXAMPLES ARE SIMPLY ILLUSTRATIONS AND DO NOT REFLECT PAST OR FUTURE EXPENSES. Your actual expenses may be higher or lower than those reflected in the examples depending on the features you choose. Similarly your rate of return may be more or less than the 5% assumed in the examples. NOTES:

(1) The examples do not reflect transfer fees or premium taxes (which may range up to 3.5%, depending on the jurisdiction). In these examples, the average Administration Contract Charge of .083% has been used. (See Note (1) to the first table on p. A-3.)

(2) The same would apply if you elect to annuitize under a fixed life contingency option unless your Contract has been in effect less than five years, in which case the expenses shown in the first three columns of the first example would apply. (See "Contingent Deferred Sales Charge".)

--------------------------------------------------------------------------------

Condensed financial information containing the Accumulation Unit Value history appears at the end of this prospectus (p. A-32).

                                   THE COMPANY

The Company is a life insurance company and wholly-owned subsidiary of MetLife, Inc., a publicly traded company, whose principal office is at One Madison Avenue, New York, N.Y. 10010. The Company was organized in 1868 under the laws of the State of New York and has engaged in the life insurance business under its present name since 1868. It operates as a life insurance company in all 50 states, the District of Columbia, Puerto Rico and all provinces of Canada. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and group customers. The MetLife companies serve approximately nine million individual households in the U.S. and companies and institutions with 33 million employees and members. It also has international insurance operations in 13 countries.

New England Life Insurance Company ("NELICO"), a subsidiary of the Company, provides administrative services for the Contracts and the Variable Account pursuant to an administrative services agreement with the Company. These administrative services include maintenance of Contract Owner records and accounting, valuation, regulatory and reporting services. NELICO is located at 501 Boylston Street, Boston, Massachusetts 02116. The Company's Designated Office for receipt of Purchase Payments, loan repayments, requests and elections, and communications regarding death of the Annuitant, as further described below, is Annuity Administrative Office, P.O. Box 14594 Des Moines, IA 50306-3594.

                       INVESTMENTS OF THE VARIABLE ACCOUNT

Purchase payments applied to the Variable Account will be invested in one or more of the Eligible Funds listed below, at net asset value without deduction of any sales charge, in accordance with the selection you make in your application. You may change your selection of Eligible Funds for future purchase payments at any time without charge. (See "Requests and Elections.") You also may transfer previously invested amounts among the Eligible Funds, subject to certain conditions. (See "Transfer Privilege.") Your Contract Value may be distributed among no more than 10 accounts (including the Fixed Account) at any time. The Company reserves the right to add or remove Eligible Funds from time to time as investments for the Variable Account. See "Substitution of Investments."

The investment objectives and policies of certain Eligible Funds are similar to the investment objectives and policies of other funds that may be managed by the same sub-adviser. The investment results of the Eligible Funds, however, may be higher or lower than the results of such other funds. There can be no assurance, and no representation is made, that the investment results of any of the Eligible Funds will be comparable to the investment results of any other fund, even if the other fund has the same sub-adviser.

You will find complete information about the Eligible Funds, including the risks associated with each, in the accompanying prospectuses. They should be read along with this prospectus.

BLACKROCK MONEY MARKET PORTFOLIO (FORMERLY STATE STREET RESEARCH MONEY MARKET PORTFOLIO)

The BlackRock Money Market Portfolio's investment objective is a high level of current income consistent with preservation of capital. An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the BlackRock Money Market Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the BlackRock Money Market Portfolio.

During extended periods of low interest rates, the yields of the subaccount investing in the BlackRock Money Market Portfolio may become extremely low and possibly negative.

SALOMON BROTHERS U.S. GOVERNMENT PORTFOLIO

The Salomon Brothers U.S. Government Portfolio's investment objective is to maximize total return consistent with preservation of capital and maintenance of liquidity.

BLACKROCK BOND INCOME PORTFOLIO (FORMERLY STATE STREET RESEARCH BOND INCOME PORTFOLIO)

The BlackRock Bond Income Portfolio's investment objective is a competitive total return primarily from investing in fixed-income securities.

LEHMAN BROTHERS AGGREGATE BOND INDEX PORTFOLIO

The Lehman Brothers Aggregate Bond Index Portfolio's investment objective is to equal the performance of the Lehman Brothers Aggregate Bond Index.

SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES PORTFOLIO

The Salomon Brothers Strategic Bond Opportunities Portfolio's investment objective is to maximize total return consistent with preservation of capital.

BLACKROCK DIVERSIFIED PORTFOLIO (FORMERLY STATE STREET RESEARCH DIVERSIFIED PORTFOLIO)

The BlackRock Diversified Portfolio's investment objective is high total return while attempting to limit investment risk and preserve capital.

MFS TOTAL RETURN PORTFOLIO CLASS A AND CLASS E

The MFS Total Return Portfolio's investment objective is a favorable total return through investment in a diversified portfolio.

FOR CONTRACTS ISSUED PRIOR TO MAY 1, 1995, THE MFS TOTAL RETURN PORTFOLIO CLASS A, IS AVAILABLE. FOR CONTRACTS ISSUED ON AND AFTER MAY 1, 1995, THE MFS TOTAL RETURN PORTFOLIO CLASS E IS AVAILABLE DURING THE ACCUMULATION PHASE AND THE MFS TOTAL RETURN PORTFOLIO CLASS A IS AVAILABLE DURING THE ANNUITY PHASE. SEE THE EXPENSE TABLE--METROPOLITAN SERIES FUND, INC. (P. A-4) FOR EXPENSE DIFFERENCES FOR THESE CLASSES.

BLACKROCK LARGE CAP VALUE PORTFOLIO (FORMERLY STATE STREET RESEARCH LARGE CAP VALUE PORTFOLIO)

The BlackRock Large Cap Value Portfolio's investment objective is long-term growth of capital.

DAVIS VENTURE VALUE PORTFOLIO

The Davis Venture Value Portfolio's investment objective is growth of capital.

FI VALUE LEADERS PORTFOLIO

The FI Value Leaders Portfolio's investment objective is long-term growth of capital.

HARRIS OAKMARK LARGE CAP VALUE PORTFOLIO

The Harris Oakmark Large Cap Value Portfolio's investment objective is long-term capital appreciation.

HARRIS OAKMARK FOCUSED VALUE PORTFOLIO

The Harris Oakmark Focused Value Portfolio's investment objective is long-term capital appreciation.

NEUBERGER BERMAN MID CAP VALUE PORTFOLIO (FORMERLY NEUBERGER BERMAN PARTNERS MID CAP VALUE PORTFOLIO)

The Neuberger Berman Mid Cap Value Portfolio's investment objective is capital growth.

BLACKROCK INVESTMENT TRUST PORTFOLIO (FORMERLY STATE STREET RESEARCH INVESTMENT TRUST PORTFOLIO)

The BlackRock Investment Trust Portfolio's investment objective is long-term growth of capital and income.

METLIFE STOCK INDEX PORTFOLIO CLASS A AND CLASS B

The MetLife Stock Index Portfolio's investment objective is to equal the performance of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index").

FOR CONTRACTS ISSUED PRIOR TO MAY 1, 1995, THE METLIFE STOCK INDEX PORTFOLIO
                     -----
CLASS A IS AVAILABLE. FOR CONTRACTS ISSUED ON AND AFTER MAY 1, 1995, THE METLIFE STOCK INDEX PORTFOLIO CLASS B IS AVAILABLE DURING THE ACCUMULATION PHASE AND THE METLIFE STOCK INDEX PORTFOLIO CLASS A IS AVAILABLE DURING THE ANNUITY PHASE. SEE THE EXPENSE TABLE--METROPOLITAN SERIES FUND, INC. (P. A-4) FOR EXPENSE DIFFERENCES FOR THESE CLASSES.

MFS INVESTORS TRUST PORTFOLIO

The MFS Investors Trust Portfolio's investment objective is long-term growth of capital with a secondary objective to seek reasonable current income.

BLACKROCK STRATEGIC VALUE PORTFOLIO (FORMERLY STATE STREET RESEARCH AURORA PORTFOLIO)

The BlackRock Strategic Value Portfolio's investment objective is high total return, consisting principally of capital appreciation.

FI MID CAP OPPORTUNITIES PORTFOLIO

The FI Mid Cap Opportunities Portfolio's investment objective is long-term growth of capital.

METLIFE MID CAP STOCK INDEX PORTFOLIO

The MetLife Mid Cap Stock Index Portfolio's investment objective is to equal the performance of the Standard & Poor's MidCap 400 Composite Stock Price Index ("S&P MidCap 400 Index").

FI INTERNATIONAL STOCK PORTFOLIO

The FI International Stock Portfolio's investment objective is long-term growth of capital.

MORGAN STANLEY EAFE INDEX PORTFOLIO

The Morgan Stanley EAFE Index Portfolio's investment objective is to equal the performance of the MSCI EAFE(R) Index ("Morgan Stanley Capital International Europe Australasia Far East Index").

OPPENHEIMER GLOBAL EQUITY PORTFOLIO (FORMERLY SCUDDER GLOBAL EQUITY PORTFOLIO)

The Oppenheimer Global Equity Portfolio's investment objective is capital appreciation.

BLACKROCK LEGACY LARGE CAP GROWTH (FORMERLY STATE STREET RESEARCH LARGE CAP GROWTH PORTFOLIO)

The BlackRock Legacy Large Cap Growth Portfolio's investment objective is long-term growth of capital.

JENNISON GROWTH PORTFOLIO (FORMERLY MET/PUTNAM VOYAGER PORTFOLIO)

The Jennison Growth Portfolio's investment objective is to seek long-term growth of capital.

T. ROWE PRICE LARGE CAP GROWTH PORTFOLIO

The T. Rowe Price Large Cap Growth Portfolio's investment objective is long-term growth of capital and, secondarily, dividend income.

LOOMIS SAYLES SMALL CAP PORTFOLIO

The Loomis Sayles Small Cap Portfolio's investment objective is long-term capital growth from investments in common stocks or other equity securities.

RUSSELL 2000 INDEX PORTFOLIO

The Russell 2000 Index Portfolio's investment objective is to equal the return of the Russell 2000 Index.

BLACKROCK AGGRESSIVE GROWTH PORTFOLIO (FORMERLY STATE STREET RESEARCH AGGRESSIVE GROWTH PORTFOLIO)

The BlackRock Aggressive Growth Portfolio's investment objective is maximum capital appreciation.

FRANKLIN TEMPLETON SMALL CAP GROWTH PORTFOLIO

The Franklin Templeton Small Cap Growth Portfolio's investment objective is long-term capital growth.

T. ROWE PRICE SMALL CAP GROWTH PORTFOLIO

The T. Rowe Price Small Cap Growth Portfolio's investment objective is long-term capital growth.

PIMCO TOTAL RETURN PORTFOLIO

The PIMCO Total Return Portfolio's investment objective is to seek maximum total return, consistent with the preservation of capital and prudent investment management.

LORD ABBETT BOND DEBENTURE PORTFOLIO

The Lord Abbett Bond Debenture Portfolio's investment objective is to provide high current income and the opportunity for capital appreciation to produce a high total return.

NEUBERGER BERMAN REAL ESTATE PORTFOLIO

The Neuberger Berman Real Estate Portfolio's investment objective is to seek total return through investment in real estate securities, emphasizing both capital appreciation and current income.

MET/AIM MID CAP CORE EQUITY PORTFOLIO

The Met/AIM Mid Cap Core Equity Portfolio's investment objective is long-term growth of capital.

HARRIS OAKMARK INTERNATIONAL PORTFOLIO

The Harris Oakmark International Portfolio's investment objective is to seek long-term capital appreciation.

MFS RESEARCH INTERNATIONAL PORTFOLIO

The MFS Research International Portfolio's investment objective is capital appreciation.

JANUS AGGRESSIVE GROWTH PORTFOLIO

The Janus Aggressive Growth Portfolio's investment objective is to seek long-term growth of capital.

OPPENHEIMER CAPITAL APPRECIATION PORTFOLIO

The Oppenheimer Capital Appreciation Portfolio's investment objective is capital appreciation.

T. ROWE PRICE MID-CAP GROWTH PORTFOLIO

The T. Rowe Price Mid-Cap Growth Portfolio's investment objective is long-term growth of capital.

MET/AIM SMALL CAP GROWTH PORTFOLIO

The Met/AIM Small Cap Growth Portfolio's investment objective is long-term growth of capital.

RCM GLOBAL TECHNOLOGY PORTFOLIO (FORMERLY PIMCO PEA INNOVATIVE PORTFOLIO)

The RCM Global Technology Portfolio's investment objective is to seek capital appreciation, no consideration is given to income.

AMERICAN FUNDS GROWTH-INCOME FUND

The American Funds Growth-Income Fund's Investment objective is to seek capital appreciation and income.

AMERICAN FUNDS GROWTH FUND

The American Funds Growth Fund's investment objective is to seek capital appreciation through stocks.

AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION FUND

The American Funds Global Small Capitalization Fund's investment objective is to seek capital appreciation through stocks.

VIP EQUITY-INCOME PORTFOLIO

The VIP Equity-Income Portfolio seeks reasonable income by investing primarily in income producing equity securities. The fund will also consider the potential for capital appreciation. The fund's goal is to achieve a yield which exceeds the composite yield on securities comprising the Standard & Poor's 500/SM/ Index.

VIP OVERSEAS PORTFOLIO

The VIP Overseas Portfolio seeks long-term growth of capital.

METLIFE CONSERVATIVE ALLOCATION PORTFOLIO

The MetLife Conservative Allocation Portfolio's investment objective is a high level of current income, with growth of capital as a secondary objective.

METLIFE CONSERVATIVE TO MODERATE ALLOCATION PORTFOLIO

The MetLife Conservative to Moderate Allocation Portfolio's investment objective is a high total return in the form of income and growth of capital, with a greater emphasis on income.

METLIFE MODERATE ALLOCATION PORTFOLIO

The MetLife Moderate Allocation Portfolio's investment objective is to balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.

METLIFE MODERATE TO AGGRESSIVE ALLOCATION PORTFOLIO

The MetLife Moderate to Aggressive Allocation Portfolio's investment objective is growth of capital.

METLIFE AGGRESSIVE ALLOCATION PORTFOLIO

The MetLife Aggressive Allocation Portfolio's investment objective is growth of capital.

INVESTMENT ADVICE

MetLife Advisers, an affiliate of the Company, serves as Investment Adviser for each Portfolio of the Metropolitan Fund. The chart below shows the Subadviser of each Portfolio. MetLife Advisers oversees and recommends the hiring or replacement of its Subadvisers and is ultimately responsible for the investment performance of these Eligible Funds. Each Subadviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940.

Portfolio                                           Subadviser
---------                                           ----------
BlackRock Money Market/(2)/                         BlackRock Advisors, Inc./(1)/
Salomon Brothers U.S. Government                    Salomon Brothers Asset Management Inc
BlackRock Bond Income/(2)/                          BlackRock Advisors, Inc./(1)/
Lehman Brothers Aggregate Bond Index                Metropolitan Life Insurance Company
Salomon Brothers Strategic Bond Opportunities/(3)/  Salomon Brothers Asset Management Inc
BlackRock Diversified/(2)/                          BlackRock Advisors, Inc./(1)/
MFS Total Return                                    Massachusetts Financial Services Company
BlackRock Large Cap Value/(2)/                      BlackRock Advisors, Inc./(1)/
Davis Venture Value                                 Davis Selected Advisers, L.P./(4)/
FI Value Leaders                                    Fidelity Management & Research Company
Harris Oakmark Large Cap Value                      Harris Associates L.P.
Harris Oakmark Focused Value                        Harris Associates L.P.
Neuberger Berman Mid Cap Value/(5)/                 Neuberger Berman Management Inc.
BlackRock Investment Trust/(2)/                     BlackRock Advisors, Inc./(1)/
MetLife Stock Index                                 Metropolitan Life Insurance Company
MFS Investors Trust                                 Massachusetts Financial Services Company
BlackRock Strategic Value/(2)/                      BlackRock Advisors, Inc./(1)/
FI Mid Cap Opportunities                            Fidelity Management & Research Company
MetLife Mid Cap Stock Index                         Metropolitan Life Insurance Company
FI International Stock                              Fidelity Management & Research Company
Morgan Stanley EAFE Index                           Metropolitan Life Insurance Company
Oppenheimer Global Equity/(6)/                      OppenheimerFunds, Inc./(5)/
BlackRock Legacy Large Cap Growth/(2)/              BlackRock Advisors, Inc./(1)/
Jennison Growth/(7)/                                Jennison Associates LLC
T. Rowe Price Large Cap Growth                      T. Rowe Price Associates, Inc.
Loomis Sayles Small Cap                             Loomis, Sayles & Company, L.P.
Russell 2000 Index                                  Metropolitan Life Insurance Company
BlackRock Aggressive Growth/(2)/                    BlackRock Advisors, Inc./(1)/
Franklin Templeton Small Cap Growth                 Franklin Advisers, Inc.
T. Rowe Price Small Cap Growth                      T. Rowe Price Associates, Inc.
Zenith Equity/(9)/                                  N/A/(9)/
MetLife Conservative Allocation/(8)/                N/A/(8)/
MetLife Conservative to Moderate Allocation/(8)/    N/A/(8)/
MetLife Moderate Allocation/(8)/                    N/A/(8)/
MetLife Moderate to Aggressive Allocation/(8)/      N/A/(8)/
MetLife Aggressive Allocation/(8)/                  N/A/(8)/

----------

/(1)/ On January 31, 2005, BlackRock Advisors, Inc. replaced State Street
      Research & Management Company as subadviser.

/(2)/ Effective January 31, 2005, State Street Research Money Market Portfolio changed its name to BlackRock Money Market Portfolio; State Street Research Bond Income Portfolio changed its name to BlackRock Bond Income Portfolio; State Street Research Diversified Portfolio changed its name to BlackRock Diversified Portfolio; State Street Research Large Cap Value Portfolio changed its name to BlackRock Large Cap Value Portfolio; State Street Research Investment Trust Portfolio changed its name to BlackRock Investment Trust Portfolio; State Street Research Aurora Portfolio changed its name to BlackRock Strategic Value Portfolio; State Street Research Large Cap Growth Portfolio changed its name to BlackRock Legacy Large Cap Growth Portfolio; and State Street Research Aggressive Growth Portfolio changed its name to BlackRock Aggressive Growth Portfolio.

/(3)/ The Salomon Brothers Strategic Bond Opportunities Portfolio also receives certain investment sub-advisory services from Citigroup Asset Management Limited, a London-based affiliate of Salomon Brothers Asset Management Inc.

/(4)/ Davis Selected Advisers, L.P. may delegate any of its responsibilities to Davis Selected Advisers--NY. Inc., a wholly-owned subsidiary.

/(5)/ Effective May 1, 2005, the Neuberger Berman Partners Mid Cap Value
      Portfolio changed its name to the Neuberger Berman Mid Cap Value
      Portfolio.

/(6)/ Effective May 1, 2005, the Scudder Global Equity Portfolio changed its name to the Oppenheimer Global Equity Portfolio and OppenheimerFunds, Inc. replaced Deutsche Investment Management Americas. Inc. as subadviser.

/(7)/ On or about April 29, 2005, the Met/Putnam Voyager Portfolio that had been offered as an Eligible Fund up through that date, merged with and into the Jennison Growth Portfolio.

/(8)/ Metropolitan Fund Asset Allocation Portfolios: The MetLife Conservative
      Allocation Portfolio, the MetLife Conservative to Moderate Allocation Portfolio, the MetLife Moderate Allocation Portfolio, the MetLife Moderate to Aggressive Allocation Portfolio, and the MetLife Aggressive Allocation Portfolio (collectively, the "Asset Allocation Portfolios") are "fund of funds" that invest in Class A shares of a diversified group of other underlying portfolios (Eligible Funds) of the Metropolitan Fund and Met Investors Series Trust. Although there is no subadviser, there is an Asset Allocation Committee of investment professionals at MetLife Advisers that are responsible for the management of the Allocation Portfolios. Each underlying portfolio has its own subadviser.

/(9)/ The Zenith Equity Portfolio is a "fund of funds" that invests equally in three other Portfolios of the Metropolitan Fund: the FI Value Leaders Portfolio, Jennison Growth Portfolio and the Capital Guardian U.S. Equity Portfolio (together, the "Underlying Portfolios"). The Zenith Equity Portfolio has its own operating expenses and bears its Pro rata Portion of the Operating expenses of the Underlying Portfolios including the management fee. Contract Owners may be able to realize lower aggregate expenses by investing directly in the Underlying Portfolios instead of investing in the Portfolios.

For more information regarding the Investment Adviser and the Subadviser of the Metropolitan Series Fund Portfolios, see the Statement of Additional Information for the Contracts, and also see the Metropolitan Series Fund prospectus attached at the end of this prospectus and its Statement of Additional Information.

Met Investors Advisory LLC (formerly Met Investors Advisory Corp.) is an affiliate of the Company and is the Manager (i.e. investment adviser) for the Met Investors Series Trust Portfolios. Each of the Met Investor Series Trust Portfolios also has an Adviser (i.e. subadviser).

Portfolio                         Adviser (Subadviser)
---------                         --------------------
PIMCO Total Return                Pacific Investment Management Company LLC,
Lord Abbett Bond Debenture        Lord, Abbett & Co. LLC
Neuberger Berman Real Estate      Neuberger Berman Management Inc.
Met/AIM Mid Cap Core Equity       A I M Capital Management, Inc.
Harris Oakmark International      Harris Associates L.P.
MFS Research International        Massachusetts Financial Services Company
Janus Aggressive Growth           Janus Capital Management LLC
Oppenheimer Capital Appreciation  OppenheimerFunds, Inc.
T. Rowe Price Mid-Cap Growth      T. Rowe Price Associates, Inc.
Met/AIM Small Cap Growth          A I M Capital Management, Inc.
RCM Global Technology/(2)/        RCM Capital Management LLC/(1)/
----------
/(1)/ Effective January 15, 2005 RCM Capital Management LLC replaced PEA Capital
      LLC as Adviser (subadviser).

/(2)/ Effective May 1, 2005, PIMCO PEA Innovation Portfolio changed its name to
      RCM Global Technology Portfolio.

For more information regarding the Manager or Adviser of the Met Investors Series Trust Portfolios, see the Statement of Additional Information for the Contracts, and also see the Met Investors Series Trust prospectus attached at the end of this prospectus and its Statement of Additional Information.

Capital Research and Management Company is the Investment Adviser for the American Funds Insurance Series Funds.

Portfolio                  Subadviser
---------                  ----------
American Funds
  Growth-Income               N/A
American Funds Growth         N/A
American Funds Global
  Small Capitalization        N/A

For more information about the Investment Adviser, see the American Funds Insurance Series prospectus attached at the end of this prospectus and its Statement of Additional Information.

Fidelity Management & Research Company is the investment manager for the portfolios of the Variable Insurance Products Fund.

Portfolio           Subadviser
---------           ----------
VIP Equity-Income   FMR Co., Inc.
VIP Overseas        FMR Co., Inc.

For more information about the investment manager see the Variable Insurance Products fund prospectus attached at the end of this prospectus and its Statement of Additional Information which may be obtained free of charge by writing to Fidelity Distributors Corporation, 82 Devonshire Street, Boston, Massachusetts, 02109 or telephoning 1-800-356-5015.

You can also get information about the Metropolitan Fund, Met Investors Series Trust, American Funds Insurance Series or the Variable Insurance Products Fund (including a copy of the Statement of Additional Information) by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE ELIGIBLE FUNDS

An investment adviser (other than our affiliates MetLife Advisers, LLC and Met Investors Advisory, LLC) or subadviser of an Eligible Fund or its affiliates may compensate us and/or certain of our affiliates for administrative or other services relating to the Eligible Funds. The amount of the compensation is not deducted from Eligible Fund assets and does not decrease the Eligible Fund's investment return. The amount of the compensation is based on a percentage of assets of the Eligible Fund attributable to the Contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay us more than others. These percentages currently range up to .11%. Additionally, an investment adviser or subadviser of an Eligible Fund or its affiliates may provide us with wholesaling services that assist in the distribution of the Contracts and may pay us and/or certain affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or other affiliate) with increased access to persons involved in the distribution of the contracts.

We and certain of our affiliated insurance companies are joint owners of our affiliated investment advisers MetLife Advisers and Met Investors Advisory, which are formed as "limited liability companies." Our ownership interests entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Eligible Fund. We may benefit accordingly from assets allocated to the Eligible Funds to the extent they result in profits to the advisers. (See the "FEE TABLE--Annual Eligible Fund Operating Expenses" for information on the management fees paid by the Eligible Funds to the advisers and the Statement of Additional Information for the Eligible Funds for information on the management fees paid by the advisers to the subadvisers).

Certain of the investment portfolios have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. The Distribution Plan is described in more detail in each Eligible Fund's prospectus. (See

"FEE TABLE--Annual Eligible Fund Operating Expenses" and "DISTRIBUTION OF THE CONTRACTS".) The payments are deducted from the assets of the Eligible Funds and are paid to our distributor, New England Securities Corporation. These payments decrease the Eligible Fund's investment return.

We also make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series. See "Distribution of the Contracts."

We select the Eligible Funds offered through this Contract based on several criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Eligible Fund's adviser or subadviser is one of our affiliates or whether the Eligible Fund, its adviser, its subadviser(s), or an affiliate will compensate us or our affiliates for providing certain administrative and other services, as described above. We review the Eligible Funds periodically and may remove an Eligible Fund or limit its availability to new purchase payments and/or transfers of Contract Value if we determine that the Eligible Fund no longer meets one or more of the selection criteria, and/or if the Eligible Fund has not attracted significant allocations from Owners. We do not provide investment advice and do not recommend or endorse any particular Eligible Fund.

SHARE CLASSES OF THE ELIGIBLE FUNDS

The Eligible Funds offer various classes of shares, each of which has a different level of expenses. Attached prospectuses for the Eligible Funds may provide information for share classes that are not available through the Contract. When you consult the attached prospectus for any Eligible Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Contract. The following classes of shares are available under the Contract:

..    For the Metropolitan Fund we offer Class A shares of the BlackRock Money
                                        -------
     Market, Salomon Brothers Strategic Bond Opportunities, Salomon Brothers U.S. Government, BlackRock Bond Income, MFS Total Return (for Contracts issued before May 1, 1995 and Contracts in the annuity phase issued on and after May 1, 1995), BlackRock Legacy Large Cap Growth, Zenith Equity, Davis Venture Value, FI Value Leaders, Harris Oakmark Focused Value, Loomis Sayles Small Cap, MFS Investors Trust, MetLife Stock Index (for Contracts issued before May 1, 1995 and Contracts in the annuity phase issued on and after May 1, 1995), Jennison Growth, FI International Stock and BlackRock Strategic Value Portfolios; Class B shares of the FI Mid Cap Opportunities,
                                 -------
     Lehman Brothers Aggregate Bond Index, MetLife Mid Cap Stock Index, MetLife Stock Index (for Contracts issued after May 1, 1995 in the accumulation phase), Neuberger Berman Mid Cap Value, Franklin Templeton Small Cap Growth, Morgan Stanley EAFE Index, Russell 2000 Index, BlackRock Investment Trust, T. Rowe Price Large Cap Growth, T. Rowe Price Small Cap Growth, Oppenheimer Global Equity, BlackRock Aggressive Growth BlackRock Diversified, Metlife Conservative Allocation, MetLife Conservative to Moderate Allocation, MetLife Moderate Allocation, MetLife Moderate to Aggressive Allocation and MetLife Aggressive Allocation Portfolios; and Class E shares of the Harris Oakmark Large Cap Value, BlackRock Large Cap
     -------
     Value and MFS Total Return (for Contracts issued on or after May 1, 1995 in the accumulation phase) Portfolios.

..    For the Met Investors Series Trust, we offer Class B shares for all
                                                  -------
     Portfolios except the Harris Oakmark International Portfolio which is Class E.

..    For the American Funds Insurance Series, we offer Class 2 shares only.
                                                       -------

..    For VIP, we offer Initial Class only.
                       -------------
Additionally, shares of the Eligible Funds may be offered to insurance company separate accounts of both variable annuity and variable life insurance contracts and to Qualified Plans. Due to differences in tax treatment and other considerations, the interests of various contractowners participating in, and the interests of Qualified Plans investing in the Eligible Funds may conflict. The Eligible Funds will monitor events in order to identify the existence of any material irreconcilable conflicts and determine what action, if any, should be taken in response to any such conflict.

SUBSTITUTION OF INVESTMENTS

If investment in the Eligible Funds or a particular Fund is no longer possible or in the judgment of the Company becomes inappropriate for the purposes of the Contract or for any other reason in our sole discretion, the Company may substitute another Eligible Fund or Funds without your consent. The substituted fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future purchase payments, or both, for some or all classes of Contracts. However, no such substitution will be made without any necessary approval of the Securities and Exchange Commission. Furthermore, we may close sub-accounts to allocation of purchase payments or Contract Value, or both, for some or all classes of Contracts at any time in our sole discretion. If automatic allocations (such as dollar cost averaging, asset rebalancing or purchase payments made through our automated payment program) are being made to a sub-account that is closed or no longer available due to an Eligible Fund liquidation, and if you do not give us other instructions, then any amounts that would have gone into the closed sub-account will be allocated to the State Street Research Money Market Sub-account.

TRANSFER PRIVILEGE

--GENERAL

The Company currently allows an unlimited number of free transfers per Contract Year prior to annuitization. The Company reserves the right to impose a charge of $10 on each transfer in excess of four per year and to limit the number of transfers. Currently, after variable annuity payments have commenced, you may make one transfer per year without the consent of the Company, and the Fixed Account is not available under variable payment options. All transfers are subject to the requirement that the amount of Contract Value transferred be at least $25 (or, if less, the amount of Contract Value held in the sub-account from which the transfer is made) and that, after the transfer is effected, Contract Value be allocated among not more than ten accounts, including the Fixed Account. Transfers will be accomplished at the relative net asset values per share of the particular Eligible Funds next determined after the request is received by the Company's Designated Office. See "Requests and Elections" for information regarding transfers made by written request, by telephone or by fax.

Transfers out of the Fixed Account are limited as to timing, frequency and
--------------------------------------------------------------------------
amount.
-------

--MARKET TIMING

Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Eligible Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Eligible Fund and the reflection of that change in the Eligible Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the underlying Eligible Funds and may disrupt portfolio management strategy, requiring an Eligible Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Eligible Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Eligible Funds (i.e., the Salomon Brothers Strategic Bond Opportunities Portfolio, BlackRock Strategic Value Portfolio, Loomis Sayles Small Cap Portfolio, Russell 2000 Index Portfolio, Franklin Templeton Small Cap Growth Portfolio, T. Rowe Price Small Cap Growth Portfolio, Oppenheimber Global Equity Portfolio, FI International Stock Portfolio, Morgan Stanley EAFE Index Portfolio, Lord Abbett Bond Debenture Portfolio, Met/AIM Small Cap Growth Portfolio, Harris Oakmark International Portfolio, MFS Research International Portfolio, American Funds Global Small Capitalization Fund, and VIP Overseas Portfolio) and we monitor transfer activity in those Eligible Funds (the "Monitored Portfolios"). We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. We do not believe that other Eligible Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Eligible Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Eligible Funds, we rely on the underlying Eligible Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate any other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Contract Owners or other persons who have an interest in the Contracts, we require all future transfer requests to or from any Monitored Portfolios or other identified Eligible Funds under that Contract to be submitted either (i) in writing with an original signature or (ii) by telephone prior to 10:00 a.m. If we impose this restriction on your transfer activity, we will reverse upon discovery any transaction inadvertently processed in contravention of such restrictions. The Contract Value will not be affected by any gain or loss due to the transfer and your Contract Value will be the same as if the transfer had not occurred. You will receive written confirmation of the transactions effecting such reversal.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Eligible Funds that we believe are susceptible to market timing. Our ability to detect such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Contract Owners to avoid such detection. Our ability to restrict such transfer activity may be limited by provisions of the Contract. We do not accommodate market timing in any Eligible Fund and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Contract Owners and other persons with interests in the Contracts.

The Eligible Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the Eligible Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Contract Owners and other persons with interests in the Contracts should be aware that we may not have the contractual obligation or the operational capacity to apply the frequent trading policies and procedures of the Eligible Funds.

In addition, Contract Owners and other persons with interests in the Contracts should be aware that some Eligible Funds may receive "omnibus" purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Eligible Funds in their ability to apply their frequent trading policies and procedures, and we cannot guarantee that the Eligible Funds (and thus Contract Owners) will not be harmed by transfer activity relating to the other insurance companies and/or retirement plans that may invest in the Eligible Funds.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Eligible Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if any entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Eligible Fund prospectuses for more details.

DOLLAR COST AVERAGING

You can make subsequent purchase payments while you have an active dollar cost averaging program in effect, provided, however, that no amount will be allocated to the program without your express direction. Although the dollar cost averaging transfer amount will not be increased, we will increase the number of months over which transfers are made unless otherwise elected in writing.

REQUESTS AND ELECTIONS

We will treat your request for a Contract transaction, or your submission of a purchase payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Annuity Administrative Office before the close of regular trading on the New York Stock Exchange on that day. If we receive it after that time, or if the New York Stock Exchange is not open that day, then we will treat it as received on the next day when the New York Stock Exchange is open. Our designated Annuity Administrative Office is New England Life Insurance Company, c/o Annuity Administrative Office, P.O. Box 14594, Des Moines, IA 50306-3594.

Subject to our restrictions on "market timing", requests for sub-account transfers, address changes or reallocation of future purchase payments may be made:

..    By telephone (1-800-435-4117), between the hours of 9:00 a.m. and 4:00 p.m.
     Eastern Time

..    Through your Registered Representative

..    In writing to New England Life Insurance Company, c/o Annuity
     Administrative Office, P.O. Box 14594 Des Moines, IA 50306-3594; or

..    By fax (515) 457-4301

..    For transfers or reallocation of future purchase payments, by Internet at
     http://www.nef.com.

If we have not received your request by 4:00 p.m. Eastern Time, even if due to our delay (such as any delay in answering your telephone call), we will treat your request as having been received on the following business day.

All other requests must be in written form, satisfactory to us. Any request for a withdrawal, transfer, or reallocation over the telephone or by fax, may be subject to certain limitations. See "Transfer Privilege--Market Timing" for additional information on such limitations. We may stop offering telephone or fax transactions at any time in our sole discretion.

We will use reasonable procedures such as requiring certain identifying information, tape recording the telephone instructions, and providing written confirmation of the transaction, in order to confirm that instructions communicated by telephone, Internet or fax are genuine. However, because telephone transactions may be available to anyone who provides certain information about you and your Contract, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you. Any telephone, Internet or fax instructions reasonably believed by us to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this policy, you will bear the risk of loss. If we do not employ reasonable procedures to confirm that instructions communicated by telephone, Internet or fax are genuine, we may be liable for any losses due to unauthorized or fraudulent transactions.

All other requests and elections under your Contract must be in writing signed by the proper party, must include any necessary documentation and must be received at our Annuity Administrative Office to be effective. If acceptable to us, requests or elections relating to Beneficiaries and ownership will take effect as of the date signed unless we have already acted in reliance on the prior status. We are not responsible for the validity of any written request or election.

Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience technical difficulties or problems, you should make your request in writing to the Company's Annuity Administrative Office as described above.

A recording of daily unit values is available by calling 1-800-333-2501.

                                ANNUITY PAYMENTS

ELECTION OF ANNUITY

We will fix the annuity payments in amount and duration at annuitization by the annuity payment option selected, and by the age and sex of the Payee. For Contracts issued in situations involving an employer-sponsored plan subject to ERISA, we fix annuity payments in amount and duration using the same criteria except we do not take into account the sex of the Payee. (See "Amount of Variable Annuity Payments" in the prospectus)

ANNUITY OPTIONS

Please be advised that the tax consequences resulting from the election of an annuity payment option containing a commutation feature (i.e., an annuity payment option that permits the withdrawal of a commuted value) is uncertain and the IRS may determine that the taxable amount of the annuity payments and withdrawals received for any year COULD BE GREATER THAN OR LESS THAN THE TAXABLE AMOUNT REPORTED BY THE COMPANY. The exercise of the commutation feature also may result in adverse tax consequences including:

..    The imposition of a 10% penalty tax on the taxable amount of the commuted value, if the taxpayer has not attained age 59 1/2 at the time the withdrawal is made. This 10% penalty tax is in addition to the ordinary income tax on the taxable amount of the commuted value.

..    The retroactive imposition of the 10% penalty tax on annuity payments received prior to the taxpayer attaining age 59 1/2.

..    The possibility that the exercise of the commutation feature could adversely affect the amount excluded from Federal income tax under any annuity payments made after such commutation.

A payee should consult with his or her own tax advisor prior to electing to annuitize the contract and prior to exercising any commutation feature under an annuity payment option.

See the section entitled "ASSET-BASED INSURANCE CHARGES, WITHDRAWAL AND OTHER DEDUCTIONS" to find out whether a Withdrawal Charge applies when you annuitize or withdraw the commuted value of any payments certain.

If you are receiving payments under the Variable Income for a Specified Number of Years Option or the Variable Income Payments to Age 100 Option you may convert to an option involving a life contingency.

The availability of certain annuity payment options may be restricted on account of Company policy and Federal tax law, which among other things, may restrict payment to the life expectancy of the payee. In addition, these Federal tax rules may also limit the use in qualified contracts of annuity payment options that contain a commutation feature because, among other things, income payments must be made at least annually to avoid a 50% excise tax.

Accordingly, we reserve the right to restrict the availability under qualified contracts of annuity payment options with commutation features and/or limit the amount that may be withdrawn under such features.

                 RETIREMENT PLANS OFFERING FEDERAL TAX BENEFITS

The Federal tax laws provide for a variety of retirement plans offering tax benefits. These plans, which may be funded through the purchase of the individual variable annuity contracts offered in this prospectus, include:

1. Plans qualified under Section 401(a), 401(k), or 403(a) ("Qualified Plans") of the Internal Revenue Code (the "Code"). (At this time, the Contracts are only available on a limited basis to plans qualified under Section 401(k). Contracts are not being offered to 401(k) plans unless such plans already own Contracts on participants.);

2. Annuity purchase plans adopted by public school systems and certain tax-exempt organizations pursuant to Section 403(b) of the Code ("TSA Plans") which are funded solely by salary reduction contributions and which are not otherwise subject to ERISA. (The Contracts are no longer being offered through TSA Plans that are subject to ERISA.);

3. Individual retirement accounts adopted by or on behalf of individuals pursuant to Section 408(a) of the Code and individual retirement annuities purchased pursuant to Section 408(b) of the Code (both of which may be referred to as "IRAs"), including simplified employee pension plans, which are specialized IRAs that meet the requirements of Section 408(k) of the Code ("SEPs" and "SARSEPs"). SARSEPs are only allowed if owned prior to January 1, 1997;

4. Roth Individual Retirement Accounts under Section 408A of the Code ("Roth IRAs"). (In some states Roth IRAs are available under this Contract only if you have an existing IRA.)

5. Eligible deferred compensation plans (within the meaning of Section 457 of the Code) for employees of state and local governments and tax-exempt organizations ("Section 457 Plans"); and

6. Governmental plans (within the meaning of Section 414(d) of the Code) for governmental employees, including Federal employees ("Governmental Plans").

An investor should consult a qualified tax or other advisor as to the suitability of a Contract as a funding vehicle for retirement plans qualifying for tax benefited treatment, as to the rules underlying such plans and as to the state and Federal tax aspects of such plans. In addition, because the underlying
                                             -----------------------------------
tax-favored retirement plan itself provides tax deferral, whether or not a
--------------------------------------------------------------------------
variable annuity is purchased, you should consider whether the features and
---------------------------------------------------------------------------
benefits unique to variable annuities are appropriate for your needs when
-------------------------------------------------------------------------
purchasing a Qualified Contract. At this time, the Contracts are not being
--------------------------------
offered to plans qualified under Section 401(k) of the Code unless such plans already own Contracts on participants, and are no longer being offered through TSA Plans that are subject to ERISA. The Company will not provide all the administrative support appropriate for 401(k) plans or TSA Plans subject to ERISA. Accordingly, the Contract should NOT be purchased for use with such plans.

For any tax qualified account (e.g. 401(k) plan or IRA), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring an annuity contract within a qualified plan.

A summary of the Federal tax laws regarding contributions to, and distributions from, the above tax benefited retirement plans may be found below under the heading "Federal Income Tax Considerations--Taxation of Qualified Contracts." It should be understood that should a tax benefited retirement plan lose its qualification for tax-exempt status, employees will lose some of the tax benefits described herein.

In the case of certain TSA Plans under Section 403(b)(1) of the Code, IRAs purchased under Section 408(b) of the Code and Roth IRAs under Section 408A of the Code, the individual variable annuity contracts offered in this prospectus comprise the retirement "plan" itself. These Contracts will be endorsed, if necessary, to comply with Federal and state legislation governing such plans, and such endorsements may alter certain Contract provisions described in this prospectus. Refer to the Contracts and any endorsements for more complete information.

                        FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax advisor. No attempt is made to consider any applicable state tax or other tax laws, or to address any federal estate, or state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract.

When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money--generally for retirement purposes. Under current federal income tax law, the taxable portion of distributions from variable annuity contracts is taxed at ordinary income tax rates and does not qualify for the reduced tax rate applicable to long-term capital gains and dividends. If you invest in a variable annuity as part of an individual retirement plan, pension plan or employer-sponsored retirement program, your contract is called a Qualified Contract. If your annuity is independent of any formal retirement or pension plan, it is termed a Non-Qualified Contract. The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan.

Under current federal income tax law, the taxable portion of distributions under qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and qualifying dividends.

TAXATION OF NON-QUALIFIED CONTRACTS

Non-Natural Person. If a non-natural person (e.g., a corporation or a trust) owns a Non-Qualified Contract, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the Contract (generally, the premiums or other consideration paid for the Contract) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

The following discussion generally applies to Contracts owned by natural persons.

Withdrawals. When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the account value immediately before the distribution over the Owner's investment in the Contract (generally, the premiums or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the Owner's investment in the Contract.

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total account balance or accrued benefit under the retirement plan. The "investment in the contract" generally equals the amount of any non-deductible Purchase Payments paid by or on behalf of any individual. In many cases, the "investment in the contract" under a Qualified Contract can be zero.

Penalty Tax on Certain Withdrawals. In the case of a distribution (or a deemed distribution) from a Non-Qualified Contract, there may be imposed a federal tax penalty (in addition to ordinary income tax) equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

..    made on or after the taxpayer reaches age 59 1/2;

..    made on or after the death of an Owner;

..    attributable to the taxpayer's becoming disabled;

..    made as part of a series of substantially equal periodic payment (at least annually) for the life (or life expectancy) of the taxpayer or the joint lives (or life expectancies) of the taxpayer and his or her designated beneficiary; or

..    under certain single premium immediate annuities providing for substantially equal payments made at least annually and where the annuity date is no later than one year from the date of purchase.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult a tax adviser with regard to exceptions from the penalty tax.

Annuity Payments. Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of any annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income. Once the investment in the Contract has been recovered through the use of the excludable amount, the entire amount of all future payments are includable in taxable income.

In general, the amount of each payment under a variable annuity payment option that can be excluded from Federal income tax is the remaining after-tax cost in the amount annuitized at the time such payments commence, divided by the number of expected payments, subject to certain adjustments. No deduction is permitted for any excess of such excludable amount for a year over the annuity payments actually received in that year. However, you may elect to increase the excludable amount attributable to future years by a ratable portion of such excess. Consult your tax advisor as to how to make such election and also as to how to treat the loss due to any unrecovered investment in the contract when the income stream is terminated.

The federal income tax treatment of an annuity payment option that contains a commutation feature (i.e., an annuity payment option that permits the withdrawal of a commuted value) is uncertain. Specifically, it is possible that (a) all payments made under the annuity payment option will be taxed as withdrawals, on an income-first basis, rather than as annuity payments, a portion of which would be excludable from income as a return of investment in the contract, or (b) the ability to fully recover the investment in the contract over the annuity payment period may be limited due to the reduction or elimination of future annuity payments that would have each had an excludable amount.

Additionally, it is uncertain whether the exercise of a commutation feature under a joint and survivor variable life annuity payment option constitutes an exchange into a deferred annuity, thus requiring payout of any remaining interest in the deferred annuity within five years of an owner's death (or the primary annuitant's death where the owner is not a natural person) or over the designated beneficiary's life (or over a period no longer than the beneficiary's remaining life expectancy) with such payments beginning within 12 months of the date of death if an owner dies during the certain period for such payout option. Accordingly, we reserve the right to restrict the availability of the commutation feature or to require the value of all remaining income payments be paid to the designated beneficiary or to the surviving joint annuitant, as the case may be, in a lump sum after proof of an owner's death (or of a primary annuitant's death, where the owner is not a natural person) during the certain period to comply with these tax law requirements.

Caution: We will treat the application of less than your entire Contract Value under a Non-Qualified Contract to a pay-out option (receiving annuity income payments) as a taxable withdrawal for Federal income tax purposes and also as subject to the 10% penalty tax (if you are under age 59 1/2) in addition to ordinary income tax. We will then treat the amount of the withdrawal as the purchase price of an income annuity and tax report the annuity income payments received under the rules for variable income annuities. Consult your tax advisor prior to partially annuitizing your contract.

Annuity income payments and amount received on the exercise of a withdrawal or partial withdrawal from an annuity option under your non-qualified contract may not be transferred in a tax-free exchange into another annuity contract. In accordance with our procedures, such amounts will instead be taxable under the rules for annuity income payments or withdrawals, whichever is applicable.

Additionally, if you are under age 591/2 at the time annuity income payments commence and intend the annuity income payments to constitute an exception to the 10% penalty tax, any attempt to make a tax-free transfer or rollover (whether for non-qualified or qualified annuities) prior to the later of (a) age 59 1/2, or (b) five years after annuity income payments commence, will generally invalidate the exception and subject you to additional penalties and interest.

The IRS has not furnished explicit guidance as to how the excludable amount is to be determined each year under variable income annuities that permit transfers between investment sub-accounts after the annuity starting date. Consult your own tax advisor.

Taxation of Death Benefit Proceeds. Amounts may be distributed from a Contract because of your death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or
(ii) if distributed under a payout option, they are taxed in the same way as annuity payments. See the Statement of Additional Information as well as "Payment on Death Prior to Annuitization" in the prospectus for a general discussion on the federal income tax rules applicable to how death benefits must be distributed.

Transfers, Assignments or Exchanges of a Contract. Where otherwise permitted under the terms of the Contract, a transfer or assignment of ownership of a Contract, the designation or change of an annuitant, the selection of certain maturity dates, or the exchange of a Contract may result in certain adverse tax consequences to you that are not discussed herein. An owner contemplating any such transfer, assignment, exchange, or event should consult a tax advisor as to the tax consequences.

Withholding. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

Multiple Contracts. All non-qualified deferred annuity Contracts that are issued by us (or our affiliates) to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in such Owner's income when a taxable distribution occurs.

Further Information. We believe that the Contracts will qualify as annuity contracts for Federal income tax purposes and the above discussion is based on that assumption. Further details can be found in the Statement of Additional Information under the heading "Tax Status of the Contracts."

TAXATION OF QUALIFIED CONTRACTS

The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Contract comply with the law.

Individual Retirement Accounts (IRA's), as defined in Section 408 of the Internal Revenue Code (Code), permit individuals to make annual contributions of up to the lesser of the applicable dollar amount for the year (for 2005, $4,000 plus, for Owner's age 50 or older, $500) or the amount of compensation includible in the individual's gross income for the year. The contributions may be deductible in whole or in part, depending on the individual's income. If contributions are being made under a SEP or SARSEP plan of your employer, additional amounts may be contributed as permitted by the Code and the terms of the employer's plan. Distributions from certain retirement plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than non-deductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59 1/2, unless an exception applies. THE CONTRACT HAS BEEN SUBMITTED TO THE INTERNAL REVENUE SERVICE FOR A DETERMINATION AS TO ITS QUALIFICATION AS AN IRA. CONSULT A TAX ADVISER.

SIMPLE IRA's permit certain small employers to establish SIMPLE plans as provided by Section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a percentage of compensation up to $10,000 for

2005. The sponsoring employer is generally required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRA's are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59-1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the plan.

Roth IRAs, as described in Code section 408A, permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax, and other special rules apply. The Owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59-1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

Corporate pension and profit-sharing plans under Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant or both may result if the Contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the Contract.

Tax Sheltered Annuities under section 403(b) of the Code allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (social security) tax. Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988;
(2) earnings on those contributions; and (3) earnings on amounts held as of the last year beginning before January 1, 1989, are not allowed prior to age 59-1/2, severance from employment, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.

Proposed income tax regulations issued in November 2004 would require certain fundamental changes to these arrangements including (a) a requirement that there be a written plan document in addition to the annuity contract (or section 403(b)(7) custodial account), (b) significant restrictions on the ability of participants to direct proceeds between 403(b) annuity contracts and (c) new restrictions on withdrawals of amounts attributable to contributions other than elective deferrals.

The Proposed regulations will generally not be effective until taxable years beginning after December 31, 2005, at the earliest; and may not be relied on until issued in final form. However, certain aspects, including a proposed prohibition on use of life insurance under section 403(b) arrangements and rules affecting payroll taxes on certain types of contributions are currently effective unless revised or revoked in final form.

Section 457(b) Plans: an eligible section 457 plan, while not actually providing for a qualified plan as that term is normally used, provides for certain eligible deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The Contract can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. Under a non-governmental plan, all such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer which must be a tax-exempt entity under Section 501(c) of the Code. In general, all amounts received under a non-governmental Section 457(b) plan are taxable and are subject to federal income tax withholding as wages.

Loans. IF YOUR QUALIFIED PLAN OR TSA PLAN CONTRACT PERMITS LOANS, THE AMOUNT OF SUCH LOANS, THE REPAYMENT TERMS AND THE TREATMENT OF DEFAULTS ARE SUBJECT TO LIMITATIONS AND RULES UNDER SECTION 72(P) OF THE

CODE AND THE REGULATIONS THEREUNDER. THE TERMS OF YOUR LOAN WILL BE GOVERNED BY YOUR LOAN AGREEMENT AND THE REQUIREMENTS OF THE TAX LAW (AND ERISA, WHERE APPLICABLE). FAILURE TO SATISFY THESE REQUIREMENTS WILL RESULT IN ADVERSE TAX CONSEQUENCES. CONSULT YOUR TAX ADVISER PRIOR TO APPLYING FOR A LOAN.

Other Tax Issues. Qualified Contracts (including Contracts under Section 457(b) plans) have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax adviser for more information about these distribution rules. Failure to meet such rules generally results in the imposition of a 50% excise tax on the amount which should have been, but was not, distributed.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of Contract Value, as well as all living benefits) must be added to the Contract Value in computing the amount required to be distributed over the applicable period.

The final required minimum distribution regulations permit income payments to increase due to "actuarial gain" which includes the investment performance of the underlying assets, as well as changes in actuarial factors and assumptions under certain conditions. Additionally, withdrawals may also be permitted under certain conditions. The new rules are not entirely clear, and you should consult with your own tax advisor to determine whether your variable income annuity will satisfy these rules for your own situation.

Distributions from Qualified Contracts generally are subject to withholding for the Owner's Federal income tax liability. The withholding rate varies according to the type of distribution and the Owner's tax status. The Owner will be provided the opportunity to elect not to have tax withheld from distributions.

"Eligible rollover distributions" from section 401(a), 403(a), 403(b) and governmental Section 457(b) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee (or employee's spouse or former spouse as beneficiary or alternate payee) from such a plan, except certain distributions such as distributions required by the Code, distributions in a specified annuity form, or hardship distributions. The 20% withholding does not apply, however, if the employee chooses a "direct rollover" from the plan to a tax-qualified plan, IRA or tax sheltered annuity or to a governmental 457 plan that agrees to separately account for rollover contributions. Effective March 28, 2005, certain mandatory distributions made to participants in an amount in excess of $1,000 must be rolled over to an IRA designated by the Plan, unless the participant elects to receive it in cash or roll it over to a different IRA or eligible retirement plan of his or her own choosing. General transitional rules apply as to when plans have to be amended. Special effective date rules apply for governmental plans and church plans.

Foreign Tax Credits. To the extent permitted under the federal income tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain of the Eligible Funds to foreign jurisdictions.

Commutation Features Under Annuity Payment Options. Please be advised that the tax consequences resulting from the election of an annuity payment option containing a commutation feature is uncertain and the IRS may determine that the taxable amount of the annuity payments and withdrawals received for any year COULD BE GREATER THAN OR LESS THAN THE TAXABLE AMOUNT REPORTED BY THE COMPANY. The exercise of the commutation feature also may result in adverse tax consequences including:

..    The imposition of a 10% penalty tax on the taxable amount of the commuted value, if the taxpayer has not attained age 59 1/2 at the time the withdrawal is made. This 10% penalty tax is in addition to the ordinary income tax on the taxable amount of the commuted value.

..    The retroactive imposition of the 10% penalty tax on annuity payments received prior to the taxpayer attaining age 59 1/2.

..    The possibility that the exercise of the commutation feature could adversely affect the amount excluded from Federal income tax under any annuity payments made after such commutation.

See also the discussion of commutation features under "Annuity Payments." A payee should consult with his or her own tax advisor prior to electing to annuitize the contract and prior to exercising any commutation feature under an annuity payment option.

Federal Estate Taxes. While no attempt is being made to discuss the Federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

Generation-skipping transfer tax. Under certain circumstances, the Code may impose a "generation skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the contract owner. Regulations issued under the Code may require us to deduct the tax from your contract, or from any applicable payment, and pay it directly to the IRS.

Annuity purchases by residents of Puerto Rico. In Rev. Rul. 2004-75, 2004-31 I.R.B. 109, the Internal Revenue Service recently announced that income received by residents of Puerto Rico under life insurance or annuity contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States Federal income tax.

Annuity purchases by nonresident aliens and foreign corporations. The discussion above provides general information regarding U.S. Federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes they may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state, and foreign taxation with respect to an annuity contract purchase.

POSSIBLE TAX LAW CHANGES

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity Contract Owners currently receive. We make no guarantee regarding the tax status of any Contract and do not intend the above discussion as tax advice.

                            DISTRIBUTION OF CONTRACTS

We have entered into a distribution agreement with our affiliate, New England Securities Corporation ("Distributor"), for the distribution and sale of the Contracts. Distributor offers the Contracts through its sales representatives. Distributor may also enter into selling agreements with other affiliated broker-dealers ("selling firms") for the sale of the Contracts. We pay commissions to Distributor for sales of the Contracts by its sales representatives, as well as selling firms. Certain of the Eligible Funds make payments to Distributor under their distribution plans in consideration of services provided and expenses incurred by Distributor in distributing Fund shares (see "Expense Tables" and the Eligible Fund prospectuses). These payments range from 0.15% to 0.25% of Variable Account assets invested in a particular Eligible Fund. Distributor may also receive brokerage commissions on securities transactions initiated by an investment adviser of an Eligible Fund. Additionally, we pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all premiums allocated to the American Funds Growth Fund, the American Funds Growth-Income Fund, and the

American Funds Global Small Capitalization Fund for the services it provides in marketing the Funds' shares in connection with the Contract.

The maximum commission payable for Contract sales by Distributor's sales representatives is 8% of purchase payments. Some sales representatives may elect to receive no or a lower commission when a purchase payment is made along with a quarterly payment based on Contract Value for so long as the Contract remains in effect. We also pay for Distributor's operating and other expenses, including the following sales expenses: sales representative training allowances; compensation and bonuses for the Distributor's management team; advertising expenses; and all other expenses of distributing the Contracts. Distributor pays its sales representatives all of the commissions received for their sales of Contracts; it does not retain any portion of those commissions. We do not currently but reserve the right to pay lower commissions on purchase payments allocated to the Fixed Account and/or Guaranteed Account than we do for purchase payments allocated to the Variable Account. All or a portion of commissions may be returned if the Contract is not continued through the first Contract Year.

Sales representatives and their managers are also eligible for various non-cash compensation programs that the Company offers, such as conferences, trips, prizes, and awards. In addition, Distributor's sales representatives who meet certain productivity, persistency, and length of service standards and/or their managers may be eligible for additional compensation. Other payments may be made for other services that do not directly involve the sale of the Contracts. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

Distributor also makes payments for the sale of the Contracts to the Managing Partner who supervises the sales representative. Payments to the Managing Partner's may vary and depend on a number of factors, including the sales representative's level of sales, as well as the level of sales by all sales representatives in the Managing Partner's agency.

Distributor's sales representatives and their Managing Partners (and the sales representatives and managers of our affiliates) may also be eligible for additional cash compensation such as bonuses, equity awards (for example, stock options), training allowances, supplemental salary, payments based on a percentage of the Contract Value, financing arrangements, marketing support, medical and retirement benefits and other insurance and non-insurance benefits. The amount of this additional compensation is based on the amount of proprietary products sold. Proprietary products are products issued by the Company and its affiliates. Sales representatives must meet a minimum level of sales of proprietary products in order to be eligible for most of the cash compensation described above. Managing Partners may be eligible for additional cash compensation based on the performance (with emphasis on the sale of proprietary products) of the Sales representatives that the Managing Partner supervises. Managing Partners may pay a portion of their cash Compensation to their Sales representatives.

In addition to the payments listed above, MetLife makes certain payments to its business unit or to the business unit of its affiliate that is responsible for the operation of the distribution systems through which the Contract is sold. This amount is part of the total compensation paid for the sale of the Contract.

Receipt of the cash and non-cash compensation described above may provide sales representatives and their Managing Partners with an incentive to favor the sale of proprietary products over similar products issued by non-affiliates.

The commissions payable for Contract sales by selling firms will not exceed that described above. Selling firms pay their sales representatives all or a portion of the commissions received for their sales of Contracts; some firms may retain a portion of commissions. Sales representatives and their managers are also eligible for various cash benefits and non-cash compensation items (as described above) that we may provide jointly with affiliated selling firms.

A portion of the payments made to selling firms may be passed on to their sales representatives in accordance with their internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Ask your sales representative for further information about what your sales representative and the selling firm for which he or she works may receive in connection with your purchase of a Contract.

Commissions and other incentives or payments described above are not charged directly to Contract Owners or the Variable Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the Contract.

                                LEGAL PROCEEDINGS

MetLife, like other life insurance companies, is involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or administrative or other proceedings cannot be predicted with certainty, MetLife does not believe that, as of the date of this prospectus, any such litigation or proceedings will have a material adverse effect upon the Variable Account or upon the ability of New England Securities to perform its contract with the Variable Account or of MetLife to meet its obligations under the contracts.

                              FINANCIAL STATEMENTS

Financial statements for the Variable Account and Metropolitan Life Insurance Company are included in the Statement of Additional Information, a copy of which can be obtained by writing to New England Securities Corporation at 501 Boylston Street, Boston, Massachusetts 02116 or telephoning 1-800-356-5015.

                            ACCUMULATION UNIT VALUES
          (FOR AN ACCUMULATION UNIT OUTSTANDING THROUGHOUT THE PERIOD)

                        THE NEW ENGLAND VARIABLE ACCOUNT
                         CONDENSED FINANCIAL INFORMATION

Set forth below are accumulation unit values through December 31, 2004 for each Sub-account of The New England Variable Account.

                                    BLACKROCK
                                  MONEY MARKET
                                 SUB-ACCOUNT(1)
                                 --------------
                                    9/29/88*       1/1/89     1/1/90      1/1/91      1/1/92      1/1/93      1/1/94
                                       TO            TO         TO          TO          TO          TO          TO
                                    12/31/88      12/31/89   12/31/90    12/31/91    12/31/92    12/31/93    12/31/94
                                 --------------  ---------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
  beginning of period..........        1.384         1.408       1.518       1.620       1.697       1.738       1.766
Accumulation Unit Value at
  end of period................        1.408         1.518       1.620       1.697       1.738       1.766       1.811
Number of Accumulation Units
  outstanding at end of
  period.......................      915,605     7,661,069  21,629,006  26,332,938  26,759,532  25,016,975  30,220,356

                                    1/1/95     1/1/96      1/1/97      1/1/98      1/1/99      1/1/00      1/1/01
                                      TO         TO          TO          TO          TO          TO          TO
                                   12/31/95   12/31/96    12/31/97    12/31/98    12/31/99    12/31/00    12/31/01
                                 ----------  ----------  ----------  ----------  ----------  ----------  ----------
AccumulationUnit Value at
  beginning of period..........       1.811       1.889       1.959       2.036       2.114       2.190       2.295
AccumulationUnit Value at end
  of period....................       1.889       1.959       2.036       2.114       2.190       2.295       2.353
Number of Accumulation Units
  outstanding at end of
  period.......................  33,015,018  33,412,517  26,785,902  33,716,959  36,481,209  31,587,553  29,851,477

                                                                         SALOMON
                                                                         BROTHERS
                                                                        STRATEGIC
                                                                           BOND
                                                                      OPPORTUNITIES
                                                                       SUB-ACCOUNT
                                                                      -------------
                                    1/1/02      1/1/03      1/1/04      10/31/94*      1/1/95      1/1/96      1/1/97
                                      TO          TO          TO           TO            TO         TO          TO
                                   12/31/02    12/31/03    12/31/04     12/31/94      12/31/95    12/31/96    12/31/97
                                  ----------  ----------  ----------  -------------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period............       2.353       2.355       2.342         1.000        0.984       1.159      1.307
Accumulation Unit Value at
 end of period..................       2.355       2.342       2.333         0.984        1.159       1.307      1.433
Number of Accumulation Units
 outstanding at end of period...  29,978,273  18,712,117  13,448,596     1,124,133    6,132,563  15,034,554  23,074,669

                                    1/1/98      1/1/99      1/1/00      1/1/01      1/1/02      1/1/03      1/1/04
                                      TO          TO          TO          TO          TO          TO          TO
                                   12/31/98    12/31/99    12/31/00    12/31/01    12/31/02    12/31/03    12/31/04
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period............       1.433       1.442       1.443       1.527       1.609       1.740       1.933
Accumulation Unit Value at
 end of period..................       1.442       1.443       1.527       1.609       1.740       1.933       2.034
Number of Accumulation Units
 outstanding at end of period...  24,945,159  20,278,882  16,337,092  14,811,810  12,769,969  12,195,522  10,800,354

----------
*    Date these Sub-accounts were first available.

                                    SALOMON
                                    BROTHERS
                                      U.S.
                                  GOVERNMENT
                                  SUB-ACCOUNT
                                  -----------
                                   10/31/94*     1/1/95     1/1/96     1/1/97     1/1/98      1/1/99      1/1/00
                                      TO          TO         TO         TO          TO          TO          TO
                                   12/31/94     12/31/95   12/31/96   12/31/97   12/31/98    12/31/99    12/31/00
                                  -----------  ---------  ---------  ---------  ----------  ----------  ---------
Accumulation Unit Value at
 beginning of period............      1.000        1.004      1.139      1.161       1.242       1.319      1.304
Accumulation Unit Value at
 end of period..................      1.004        1.139      1.161      1.242       1.319       1.304      1.421
Number of Accumulation Units
 outstanding at end of period...    910,020    4,495,184  5,785,148  8,616,135  12,796,204  10,314,952  8,874,230

                                                                                    BLACKROCK
                                                                                   BOND INCOME
                                                                                  SUB-ACCOUNT(1)
                                                                                  --------------
                                    1/1/01      1/1/02     1/1/03       1/1/04       10/5/88*       1/1/89     1/1/90
                                      TO          TO         TO           TO            TO            TO         TO
                                   12/31/01    12/31/02   12/31/03     12/31/04      12/31/88      12/31/89   12/31/90
                                  ----------  ----------  ----------  ----------  --------------  ---------  ----------
Accumulation Unit Value at
 beginning of period............       1.421       1.496       1.593       1.598         1.631        1.634      1.810
Accumulation Unit Value at
 end of period..................       1.496       1.593       1.598       1.624         1.634        1.810      1.930
Number of Accumulation Units
 outstanding at end of period...  10,827,033  14,892,461  11,075,788   8,131,240       299,002    4,287,540  10,139,527

                                    1/1/91      1/1/92      1/1/93      1/1/94      1/1/95      1/1/96      1/1/97
                                      TO          TO          TO          TO          TO          TO          TO
                                   12/31/91    12/31/92    12/31/93    12/31/94    12/31/95    12/31/96    12/31/97
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period............       1.930       2.247       2.398       2.664       2.540       3.037       3.134
Accumulation Unit Value at
 end of period..................       2.247       2.398       2.664       2.540       3.037       3.134       3.429
Number of Accumulation Units
 outstanding at end of period...  17,797,335  28,871,719  41,939,487  41,657,182  42,231,987  41,138,874  37,260,367

                                    1/1/98      1/1/99      1/1/00      1/1/01      1/1/02      1/1/03      1/1/04
                                      TO          TO          TO          TO          TO          TO          TO
                                   12/31/98    12/31/99    12/31/00    12/31/01    12/31/02    12/31/03    12/31/04
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period............       3.429       3.689       3.622       3.865       4.149       4.439       4.636
Accumulation Unit Value at
 end of period..................       3.689       3.622       3.865       4.149       4.439       4.636       4.776
Number of Accumulation Units
 outstanding at end of period...  38,630,894  32,707,422  25,348,903  25,107,756  21,965,782  17,110,556  13,806,056

                                   MFS TOTAL
                                    RETURN
                                  SUB-ACCOUNT
                                   CLASS A(2)
                                  -----------
                                    9/21/88*     1/1/89     1/1/90      1/1/91      1/1/92      1/1/93      1/1/94
                                      TO          TO         TO           TO          TO          TO          TO
                                   12/31/88     12/31/89   12/31/90    12/31/91    12/31/92    12/31/93    12/31/94
                                  -----------  ---------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period............      1.042        1.063       1.250       1.272       1.508       1.588       1.733
Accumulation Unit Value at
 end of period..................      1.063        1.250       1.272       1.508       1.588       1.733       1.691
Number of Accumulation Units
 outstanding at end of period...    731,349    9,179,207  18,099,540  26,478,398  41,588,546  60,696,659  61,961,278

                                    1/1/95      1/1/96      1/1/97      1/1/98      1/1/99      1/1/00      1/1/01
                                      TO          TO          TO          TO          TO          TO          TO
                                   12/31/95    12/31/96    12/31/97    12/31/98    12/31/99    12/31/00    12/31/01
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period............       1.691       2.190       2.485       3.103       3.664       3.975       3.789
Accumulation Unit Value at
 end of period..................       2.190       2.485       3.103       3.664       3.975       3.789       3.596
Number of Accumulation Units
 outstanding at end of period...  56,145,463  52,130,165  48,490,618  42,358,784  37,391,028  30,014,285  24,501,065

                                                                       MFS TOTAL
                                                                        RETURN
                                                                      SUB-ACCOUNT
                                                                      CLASS A(3)
                                                                      -----------
                                    1/1/02      1/1/03      1/1/04      10/31/94*    1/1/95      1/1/96      1/1/97
                                      TO          TO          TO           TO          TO          TO          TO
                                   12/31/02    12/31/03    12/31/04     12/31/94    12/31/95    12/31/96    12/31/97
                                  ----------  ----------  ----------  -----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period............       3.596       3.357       3.875       1.000        0.997       1.227       1.415
Accumulation Unit Value at
 end of period..................       3.357       3.875       4.253       0.997        1.227       1.415       1.622
Number of Accumulation Units
 outstanding at end of period...  19,130,634  15,049,705  13,288,556   1,736,189   10,987,597  20,107,324  28,677,041

----------
*    Date these Sub-accounts were first available.

                                    1/1/98      1/1/99      1/1/00      1/1/01      1/1/02      1/1/03      1/1/04
                                      TO          TO          TO          TO          TO          TO          TO
                                   12/31/98    12/31/99    12/31/00    12/31/01    12/31/02    12/31/03    4/30/04
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period............       1.622       1.747       1.636       1.583       1.492       1.273       1.504
Accumulation Unit Value at
 end of period..................       1.747       1.636       1.583       1.492       1.273       1.504       1.492
Number of Accumulation Units
 outstanding at end of period...  30,824,135  27,038,754  19,606,177  17,247,901  14,361,234  12,665,983  12,220,963

                                                 BLACKROCK
                                   MFS TOTAL      LEGACY
                                    RETURN       LARGE CAP
                                  SUB-ACCOUNT     GROWTH
                                  CLASS E(3)   SUB-ACCOUNT(1)
                                  -----------  --------------
                                    05/01/04      10/31/94*      1/1/95      1/1/96      1/1/97      1/1/98      1/1/99
                                       TO            TO            TO          TO          TO          TO          TO
                                    12/31/04      12/31/94      12/31/95    12/31/96    12/31/97    12/31/98    12/31/99
                                  -----------  --------------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period............     38.200           1.000        0.956        1.402       1.566       1.941       2.829
Accumulation Unit Value at
 end of period..................     41.490           0.956        1.402        1.556       1.941       2.829       3.744
Number of Accumulation Units
 outstanding at end of period...    338,825       1,857,319    24,163,685  40,025,594  44,518,891  49,255,773  60,072,409

                                                                                              ZENITH EQUITY
                                                                                              SUB-ACCOUNT(4)
                                                                                              --------------
                                    1/1/00      1/1/01      1/1/02      1/1/03      1/1/04       9/16/88*      1/1/89
                                      TO          TO          TO          TO          TO            TO           TO
                                   12/31/00    12/31/01    12/31/02    12/31/03    12/31/04      12/31/88     12/31/89
                                  ----------  ----------  ----------  ----------  ----------  --------------  ---------
Accumulation Unit Value at
 beginning of period............       3.744       3.189       2.767       1.825       2.433        4.645         4.612
Accumulation Unit Value at
 end of period..................       3.189       2.767       1.825       2.433       2.612        4.612         5.950
Number of Accumulation Units
 outstanding at end of period...  64,809,207  53,583,938  40,343,771  32,774,920  26,001,424      439,393     5,337,778

                                    1/1/90      1/1/91      1/1/92      1/1/93      1/1/94      1/1/95      1/1/96
                                      TO          TO          TO          TO          TO          TO          TO
                                   12/31/90    12/31/91    12/31/92    12/31/93    12/31/94    12/31/95    12/31/96
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period............       5.950       5.666       8.608       7.978       9.050       8.298      11.300
Accumulation Unit Value at
 end of period..................       5.666       8.608       7.978       9.050       8.298      11.300      13.496
Number of Accumulation Units
 outstanding at end of period...  12,591,788  21,719,884  33,645,983  40,091,665  43,592,961  41,663,900  41,363,155

                                    1/1/97      1/1/98      1/1/99      1/1/00      1/1/01      1/1/02      1/1/03
                                      TO          TO          TO          TO          TO          TO          TO
                                   12/31/97    12/31/98    12/31/99    12/31/00    12/31/01    12/31/02    12/31/03
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period............      13.496      16.442      21.752      24.831      23.359      19.257      14.832
Accumulation Unit Value at
 end of period..................      16.442      21.752      24.831      23.359      19.257      14.832      19.235
Number of Accumulation Units
 outstanding at end of period...  40,200,592  33,502,039  38,236,116  27,364,614  22,565,710  17,578,438  14,440,815

                                                  DAVIS
                                              VENTURE VALUE
                                               SUB-ACCOUNT
                                              -------------
                                    1/1/04      10/31/94*      1/1/95      1/1/96      1/1/97      1/1/98      1/1/99
                                      TO            TO           TO          TO          TO          TO          TO
                                   12/31/04      12/31/94     12/31/95    12/31/96    12/31/97    12/31/98    12/31/99
                                  ----------  -------------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period............      19.235        1.000         0.963       1.323       1.643       2.163       2.442
Accumulation Unit Value at
 end of period..................      21.064        0.963         1.323       1.643       2.163       2.442       2.831
Number of Accumulation Units
 outstanding at end of period...  11,979,638    3,499,719    19,608,688  34,997,024  53,997,107  58,765,470  57,370,889

                                                                                                 HARRIS
                                                                                                OAKMARK
                                                                                                FOCUSED
                                                                                                 VALUE
                                                                                              SUB-ACCOUNT
                                                                                              -----------
                                    1/1/00      1/1/01      1/1/02      1/1/03      1/1/04      10/1/93*     1/1/94
                                      TO          TO          TO          TO          TO           TO          TO
                                   12/31/00    12/31/01    12/31/02    12/31/03    12/31/04     12/31/93    12/31/94
                                  ----------  ----------  ----------  ----------  ----------  -----------  ----------
Accumulation Unit Value at
 beginning of period............       2.831       3.059       2.681       2.212       2.856       1.125        1.137
Accumulation Unit Value at
 end of period..................       3.059       2.681       2.212       2.856       3.166       1.137        1.119
Number of Accumulation Units
 outstanding at end of period...  59,644,558  54,077,372  43,784,343  37,120,735  31,393,749   4,515,611   15,572,344

----------
*    Date these Sub-accounts were first available.

                                    1/1/95      1/1/96      1/1/97      1/1/98      1/1/99      1/1/00      1/1/01
                                      TO          TO          TO          TO          TO          TO          TO
                                   12/31/95    12/31/96    12/31/97    12/31/98    12/31/99    12/31/00    12/31/01
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period............       1.119       1.439       1.669       1.932       1.802       1.784       2.120
Accumulation Unit Value at
 end of period..................       1.439       1.669       1.932       1.802       1.784       2.120       2.673
Number of Accumulation Units
 outstanding at end of period...  19,773,057  24,345,379  24,035,279  21,347,155  17,151,815  15,593,693  23,265,733

                                                                        LOOMIS
                                                                        SAYLES
                                                                       SMALL CAP
                                                                      SUB-ACCOUNT
                                                                      -----------
                                    1/1/02      1/1/03      1/1/04      5/2/94*      1/1/95      1/1/96      1/1/97
                                      TO          TO          TO          TO           TO          TO          TO
                                   12/31/02    12/31/03    12/31/04     12/31/94    12/31/95    12/31/96    12/31/97
                                  ----------  ----------  ----------  -----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period............       2.673       2.404       3.146       1.000        0.959       1.219       1.572
Accumulation Unit Value at
 end of period..................       2.404       3.146       3.412       0.959        1.219       1.572       1.936
Number of Accumulation Units
 outstanding at end of period...  22,307,958  20,350,274  17,678,283   2,988,971   13,533,326  26,307,748  39,442,109

                                    1/1/98      1/1/99      1/1/00      1/1/01      1/1/02      1/1/03      1/1/04
                                      TO          TO          TO          TO          TO          TO          TO
                                   12/31/98    12/31/99    12/31/00    12/31/01    12/31/02    12/31/03    12/31/04
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period............       1.936       1.878       2.441       2.535       2.280       1.764       2.375
Accumulation Unit Value at
 end of period..................       1.878       2.441       2.535       2.280       1.764       2.375       2.728
Number of Accumulation Units
 outstanding at end of period...  40,318,239  32,700,400  39,281,394  31,036,981  24,037,246  20,108,467  16,931,561

                                       MFS                                             MFS
                                    INVESTORS                                    INVESTORS TRUST
                                      TRUST                                        SUB-ACCOUNT
                                  SUB-ACCOUNT(5)                                   CLASS A(6)
                                  --------------                                 ---------------
                                      7/2/01*      1/1/02    1/1/03     1/1/04       10/31/94*      1/1/95      1/1/96
                                        TO           TO        TO         TO            TO            TO          TO
                                     12/31/01     12/31/02  12/31/03   12/31/04      12/31/94      12/31/95    12/31/96
                                  --------------  --------  --------  ---------  ---------------  ----------  ----------
Accumulation Unit Value at
 beginning of period............        0.898        0.833     0.656      0.788         1.000         0.997        1.227
Accumulation Unit Value at
 end of period..................        0.833        0.656     0.788      0.866         0.997         1.227        1.415
Number of Accumulation Units
 outstanding at end of period...      311,202      743,289   835,828  1,323,979     1,736,189     10,987,597  20,107,324

                                    1/1/97      1/1/98      1/1/99      1/1/00      1/1/01      1/1/02      1/1/03
                                      TO          TO          TO          TO          TO          TO          TO
                                   12/31/97    12/31/98    12/31/99    12/31/00    12/31/01    12/31/02    12/31/02
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period............       1.415       1.622       1.747       1.636       1.583       1.492       1.273
Accumulation Unit Value at
 end of period..................       1.622       1.747       1.636       1.583       1.492       1.273       1.504
Number of Accumulation Units
 outstanding at end of period...  28,677,041  30,824,135  27,038,754  19,606,177  17,247,901  14,361,234  12,665,983

                                                FI VALUE
                                                 LEADERS
                                              SUB-ACCOUNT
                                              -----------
                                    1/1/04      10/1/93*     1/1/94      1/1/95      1/1/96      1/1/97      1/1/98
                                      TO           TO          TO          TO          TO          TO          TO
                                   12/31/04     12/31/93    12/31/94    12/31/95    12/31/96    12/31/97    12/31/98
                                  ----------  -----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period............       1.503        1.105       1.132       1.103       1.486       1.731       2.279
Accumulation Unit Value at
 end of period..................       1.492        1.132       1.103       1.486       1.731       2.279       2.799
Number of Accumulation Units
 outstanding at end of period...  12,220,963    3,359,317  16,092,325  21,168,965  26,104,465  30,306,103  35,514,558

                                                                                                          METLIFE STOCK
                                                                                                           INDEX SUB-
                                                                                                             ACCOUNT
                                                                                                          CLASS A(6)(7)
                                                                                                          -------------
                                    1/1/99      1/1/00      1/1/01      1/1/02      1/1/03      1/1/04       8/1/92*
                                      TO          TO          TO          TO          TO          TO           TO
                                   12/31/99    12/31/00    12/31/01    12/31/02    12/31/03    12/31/04     12/31/92
                                  ----------  ----------  ----------  ----------  ----------  ----------  -------------
Accumulation Unit Value at
 beginning of period............       2.799       3.019       2.825       2.399       1.906       2.387        1.592
Accumulation Unit Value at
 end of period..................       3.019       2.825       2.399       1.906       2.387       2.678        1.644
Number of Accumulation Units
 outstanding at end of period...  35,663,197  29,466,287  23,927,806  17,850,173  14,261,808  11,794,230   21,583,607

----------
*    Date these Sub-accounts were first available.

                                    1/1/93      1/1/94      1/1/95      1/1/96      1/1/97      1/1/98      1/1/99
                                      TO          TO          TO          TO          TO          TO          TO
                                   12/31/93    12/31/94    12/31/95    12/31/96    12/31/97    12/31/98    12/31/99
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period............       1.644       1.780       1.775       2.398       2.898       3.788       4.781
Accumulation Unit Value at
 end of period..................       1.780       1.775       2.398       2.898       3.788       4.781       5.678
Number of Accumulation Units
 outstanding at end of period...  11,017,884  14,282,355  15,539,609  15,623,253  15,874,978  15,292,906  15,111,062

                                                                                                    FI
                                                                                               INTERNATIONAL
                                                                                                  STOCK
                                                                                              SUB-ACCOUNT(8)
                                                                                              --------------
                                    1/1/00      1/1/01      1/1/02      1/1/03      1/1/04      10/31/94*       1/1/95
                                      TO          TO          TO          TO          TO            TO            TO
                                   12/31/00    12/31/01    12/31/02    12/31/03    12/31/04      12/31/94      12/31/95
                                  ----------  ----------  ----------  ----------  ----------  --------------  ----------
Accumulation Unit Value at
 beginning of period............       5.678       5.096       3.682       2.822       3.569         1.179         1.207
Accumulation Unit Value at
 end of period..................       5.096       3.682       2.822       3.569       3.892         1.207         1.265
Number of Accumulation Units
 outstanding at end of period...  13,740,976  14,020,250  11,436,136   9,542,274   7,653,999     2,473,991     9,383,114

                                    1/1/96      1/1/97      1/1/98      1/1/99      1/1/00      1/1/01      1/1/02
                                      TO          TO          TO          TO          TO          TO          TO
                                   12/31/96    12/31/97    12/31/98    12/31/99    12/31/00    12/31/01    12/31/02
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period............       1.265       1.331       1.296       1.371       1.686       1.494       1.170
Accumulation Unit Value at
 end of period..................       1.331       1.296       1.371       1.686       1.494       1.170       0.953
Number of Accumulation Units
 outstanding at end of period...  13,845,613  14,635,944  13,860,555  12,308,176  13,507,918  12,484,035  11,478,963

                                                              JENNISON
                                                               GROWTH                                       VIP OVERSEAS
                                                          SUB-ACCOUNT(13)                                   SUB-ACCOUNT
                                                          ---------------                                   ------------
                                    1/1/03      1/1/04        1/22/01*       1/1/02     1/1/03     1/1/04     10/1/93*
                                      TO          TO            TO             TO         TO         TO          TO
                                   12/31/03    12/31/04       12/31/01      12/31/02   12/31/03   12/31/04    12/31/93
                                  ----------  ----------  ---------------  ---------  ---------  ---------  ------------
Accumulation Unit Value at
 beginning of period............       0.953       1.203         0.753         0.494      0.346      0.430         1.458
Accumulation Unit Value at
 end of period..................       1.203       1.403         0.494         0.346      0.430      0.445         1.532
Number of Accumulation Units
 outstanding at end of period...   9,688,303   7,713,228     2,569,263     2,363,367  2,208,850  1,342,940    10,878,551


                                    1/1/94      1/1/95      1/1/96      1/1/97      1/1/98      1/1/99      1/1/00
                                      TO          TO          TO          TO          TO          TO          TO
                                   12/31/94    12/31/95    12/31/96    12/31/97    12/31/98    12/31/99    12/31/00
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period............       1.532       1.538       1.664       1.859       2.046       2.276       3.202
Accumulation Unit Value at
 end of period..................       1.538       1.664       1.859       2.046       2.276       3.202       2.556
Number of Accumulation Units
 outstanding at end of period...  43,034,544  41,273,183  44,846,316  45,289,247  40,546,153  36,251,177  33,830,970

                                                                                  VIP EQUITY-
                                                                                    INCOME
                                                                                  SUB-ACCOUNT
                                                                                  -----------
                                    1/1/01      1/1/02      1/1/03      1/1/04      10/1/93*     1/1/94      1/1/95
                                      TO          TO          TO          TO          TO           TO          TO
                                   12/31/01    12/31/02    12/31/03    12/31/04     12/31/93    12/31/94    12/31/95
                                  ----------  ----------  ----------  ----------  -----------  ----------  ----------
Accumulation Unit Value at
 beginning of period............       2.556       1.987       1.563       2.211       1.980        1.992       2.104
Accumulation Unit Value at
 end of period..................       1.987       1.563       2.211       2.479       1.992        2.104       2.804
Number of Accumulation Units
 outstanding at end of period...  26,663,772  21,187,687  17,591,860  14,387,457   5,649,743   25,852,849  38,010,655

                                    1/1/96      1/1/97      1/1/98      1/1/99      1/1/00      1/1/01      1/1/02
                                      TO          TO          TO          TO          TO          TO          TO
                                   12/31/96    12/31/97    12/31/98    12/31/99    12/31/00    12/31/01    12/31/02
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value
 at beginning of period.........       2.804       3.162       3.996       4.401       4.617       4.939       4.631
Accumulation Unit Value
 at end of period...............       3.162       3.996       4.401       4.617       4.939       4.631       3.794
Number of Accumulation Units
 outstanding at end of period...  44,037,798  45,104,192  42,926,506  37,676,846  28,617,928  24,545,075  19,947,966

----------
*    Date these Sub-accounts were first available.

                                                            LEHMAN
                                                           BROTHERS                                         JANUS
                                                           AGGREGATE                                      AGGRESSIVE
                                                          BOND INDEX                                        GROWTH
                                                          SUB-ACCOUNT                                   SUB-ACCOUNT(16)
                                                          -----------                                   ---------------
                                    1/1/03      1/1/04     01/22/01*     1/1/02     1/1/03     1/1/04      05/01/01*
                                      TO          TO          TO           TO         TO        TO            TO
                                   12/31/03    12/31/04    12/31/01     12/31/02   12/31/03   12/31/04     12/31/01
                                  ----------  ----------  -----------  ---------  ---------  ---------  ---------------
Accumulation Unit Value
 at beginning of period.........       3.794       4.879       1.077       1.131      1.226      1.251            1
Accumulation Unit Value
 at end of period...............       4.879       5.368       1.131       1.226      1.251      1.281        0.775
Number of Accumulation
 Units outstanding at end of
 period.........................  16,865,067  13,982,830   2,019,440   5,543,843  4,465,718  3,813,153      344,674

                                                                  METLIFE
                                                                STOCK INDEX
                                                                SUB-ACCOUNT
                                                                CLASS B(9)
                                                                -----------
                                   1/1/02    1/1/03    1/1/04     01/22/01*   1/1/02    1/1/03    1/1/04
                                     TO        TO        TO          TO         TO        TO        TO
                                  12/31/02  12/31/03  12/31/04    12/31/01   12/31/02  12/31/03  12/31/04
                                  --------  --------  --------  -----------  --------  --------  --------
Accumulation Unit Value
 at beginning of period.........     0.775     0.529     0.678      4.150       3.528     2.697     3.402
Accumulation Unit Value
 at end of period...............     0.529     0.678     0.725      3.528       2.697     3.402     3.702
Number of Accumulation
 Units outstanding at end of
 period.........................   566,433   581,098   499,763    268,034     603,435   852,620   855,202

                                     BLACKROCK                                           FI
                                     INVESTMENT                                         MID CAP
                                       TRUST                                        OPPORTUNITIES
                                   SUB-ACCOUNT(1)                                   SUB-ACCOUNT(10)
                                  ---------------                                   --------------
                                     05/01/01*       1/1/02     1/1/03     1/1/04       5/1/02*        1/1/03    1/1/04
                                        TO             TO         TO         TO           TO             TO        TO
                                     12/31/01       12/31/02   12/31/03   12/31/04     12/31/02       12/31/03   04/30/04
                                  ---------------  ---------  ---------  ---------  ---------------  ---------  ---------
Accumulation Unit Value
 at beginning of period.........         7.438         6.526      4.746      6.083         1.000         0.811      1.136
Accumulation Unit Value
 at end of period...............         6.526         4.746      6.083      6.637         0.811         1.136      1.126
Number of Accumulation
 Units outstanding at end of
 period.........................        31,594        39,946     80,379     65,779       163,429       765,033    900,393

                                        FI                                              METLIFE
                                      MID CAP                                           MID CAP
                                   OPPORTUNITIES                                      STOCK INDEX
                                  SUB-ACCOUNT(11)                                     SUB-ACCOUNT
                                  ---------------                                   ---------------
                                    01/22/01*        1/1/02     1/1/03     1/1/04      01/22/01*       1/1/02     1/1/03
                                       TO             TO          TO         TO           TO             TO         TO
                                    12/31/01        12/31/02   12/31/03   12/31/04     12/31/01       12/31/02   12/31/03
                                  ---------------  ---------  ---------  ---------  ---------------  ---------  ---------
Accumulation Unit Value
 at beginning of period.........         2.599         1.552      1.085      1.437         1.036         1.031      0.863
Accumulation Unit Value
 at end of period...............         1.552         1.085      1.437      1.652         1.031         0.863      1.146
Number of Accumulation
 Units outstanding at end of
 period.........................     1,630,351     1,138,071  1,239,384  1,530,755     1,448,527     2,232,301  2,512,009

                                              NEUBERGER                                      FRANKLIN
                                                BERMAN                                        TEMPLETON
                                               MID CAP                                       SMALL CAP
                                                VALUE                                         GROWTH
                                             SUB-ACCOUNT                                    SUB-ACCOUNT
                                             -----------                                    -----------
                                    1/1/04     05/01/01*    1/1/02      1/1/03     1/1/04    05/01/01*    1/1/02
                                      TO          TO          TO          TO         TO          TO         TO
                                   12/31/04    12/31/01    12/31/02    12/31/03   12/31/04    12/31/01    12/31/02
                                  ---------  -----------  ----------  ---------  ---------  -----------  ---------
Accumulation Unit Value
 at beginning of period.........      1.146       1.542        1.503      1.336      1.795            1      0.880
Accumulation Unit Value
 at end of period...............      1.308       1.503        1.336      1.795      2.171        0.880      0.625
Number of Accumulation
 Units outstanding at end of
 period.........................  2,683,144     245,461    2,012,000  1,750,230  3,099,203      609,228  1,263,448

----------
*    Date these Sub-accounts were first available.

                                                                                                          BLACKROCK
                                                           RUSSELL                                        STRATEGIC
                                                         2000 INDEX                                         VALUE
                                                         SUB-ACCOUNT                                    SUB-ACCOUNT(1)
                                                        ------------                                    -------------
                                    1/1/03     1/1/04     01/22/01*     1/1/02     1/1/03      1/1/04      01/22/01*
                                      TO         TO          TO           TO         TO          TO           TO
                                   12/31/03   12/31/04    12/31/01     12/31/02   12/31/03    12/31/04     12/31/01
                                  ---------  ---------  ------------  ---------  ---------  ----------  --------------
Accumulation Unit Value
 at beginning of period.........      0.625      0.891        1.203       1.186      0.929       1.336         1.234
Accumulation Unit Value at
 end of period..................      0.891      0.977        1.186       0.929      1.336       1.548         1.401
Number of Accumulation
 Units outstanding at end of
 period.........................  1,909,751  1,713,731    1,046,199   1,956,327  3,302,678  12,076,094    11,264,904

                                                                       MORGAN
                                                                       STANLEY
                                                                     EAFE/INDEX
                                                                     SUB-ACCOUNT
                                                                     -----------
                                    1/1/02      1/1/03      1/1/04    01/22/01*     1/1/02     1/1/03     1/1/04
                                      TO          TO          TO         TO           TO         TO         TO
                                   12/31/02    12/31/03    12/31/04   12/31/01     12/31/02   12/31/03   12/31/04
                                  ----------  ----------  ---------  -----------  ---------  ---------  ---------
Accumulation Unit Value
 at beginning of period.........       1.401       1.087      1.611      1.102        0.853      0.700      0.948
Accumulation Unit Value at
 end of period..................       1.087       1.611      1.833      0.853        0.700      0.948      1.116
Number of Accumulation
 Units outstanding at end of
 period.........................  13,358,433  12,946,787  3,128,640    641,779    1,349,943  1,681,173  2,023,819

                                  LORD ABBETT                                     PIMCO
                                     BOND                                         TOTAL
                                   DEBENTURE                                     RETURN
                                  SUB-ACCOUNT                                  SUB-ACCOUNT
                                  -----------                                  -----------
                                   05/01/01*    1/1/02     1/1/03     1/1/04    05/01/01*     1/1/02      1/1/03
                                      TO          TO         TO         TO         TO           TO          TO
                                   12/31/01    12/31/02   12/31/03   12/31/04    12/31/01    12/31/02    12/31/03
                                  -----------  --------  ---------  ---------  -----------  ----------  ----------
Accumulation Unit Value
 at beginning of period.........      1.389       1.375      1.349      1.585       1.001        1.054       1.137
Accumulation Unit Value at
 end of period..................      1.375       1.349      1.585      1.692       1.054        1.137       1.170
Number of Accumulation
 Units outstanding at end of
 period.........................    199,974     841,031  1,736,428  1,823,231   1,887,995   12,468,313  11,969,667

                                               T. ROWE PRICE                                       RCM GLOBAL
                                              MID-CAP GROWTH                                      TECHNOLOGY
                                                SUB-ACCOUNT                                     SUB-ACCOUNT(14)
                                              --------------                                    --------------
                                    1/1/04       05/01/01*       1/1/02     1/1/03     1/1/04      05/01/01*      1/1/02
                                      TO            TO            TO         TO         TO            TO            TO
                                   12/31/04      12/31/01      12/31/02    12/31/03   12/31/04      12/31/01     12/31/02
                                  ----------  --------------  ----------  ---------  ---------  ---------------  --------
Accumulation Unit Value
 at beginning of period.........       1.170         0.981         0.824      0.455      0.613         0.823        0.610
Accumulation Unit Value at
 end of period..................       1.212         0.824         0.455      0.613      0.713         0.610        0.296
Number of Accumulation
 Units outstanding at end of
 period.........................  10,308,470       822,978     1,945,971  3,614,693  4,658,094       176,284      314,143

                                                                                                       AMERICAN
                                                         MFS RESEARCH                                   FUNDS
                                                        INTERNATIONAL                                 GROWTH FUND
                                                         SUB-ACCOUNT                                  SUB-ACCOUNT
                                                        -------------                                 -----------
                                    1/1/03     1/1/04     05/01/01*     1/1/02    1/1/03     1/1/04    05/01/01*
                                      TO         TO          TO           TO        TO         TO         TO
                                   12/31/03   12/31/04    12/31/01     12/31/02  12/31/03   12/31/04   12/31/01
                                  ---------  ---------  -------------  --------  --------  ---------  --------------
Accumulation Unit Value at
 beginning of period............      0.296      0.461       0.972        0.848     0.738      0.962     13.039
Accumulation Unit Value at
 end of period..................      0.461      0.435       0.848        0.738     0.962      1.134     11.078
Number of Accumulation
 Units outstanding at end of
 period.........................  1,825,498  1,483,587     262,000      481,522   928,006  1,446,531    261,891

----------
*    Date these Sub-accounts were first available.

                                                                    AMERICAN
                                                                     FUNDS
                                                                    GROWTH-
                                                                     INCOME
                                                                   SUB-ACCOUNT
                                                                  -----------
                                   1/1/02     1/1/03     1/1/04     05/01/01*    1/1/02     1/1/03     1/1/04
                                     TO         TO         TO          TO          TO         TO        TO
                                  12/31/02   12/31/03   12/31/04    12/31/01    12/31/02   12/31/03   12/31/04
                                  --------  ---------  ---------  ------------  --------  ---------  ---------
Accumulation Unit Value at
 beginning of period............    11.078      8.236     11.089       8.544       8.240      6.622      8.630
Accumulation Unit Value at
 end of period..................     8.236     11.089     12.276       8.240       6.622      8.630      9.374
Number of Accumulation
 Units outstanding at end of
 period.........................   986,402  1,552,153  1,588,660     315,481     999,190  1,454,819  1,495,376

                                  AMERICAN FUNDS                                     BLACKROCK
                                   GLOBAL SMALL                                      LARGE CAP
                                  CAPITALIZATION                                       VALUE
                                    SUB-ACCOUNT                                    SUB-ACCOUNT(1)
                                  --------------                                   -------------
                                     05/01/01*      1/1/02     1/1/03     1/1/04       5/1/02*      1/1/03    1/1/04
                                        TO           TO         TO         TO            TO           TO        TO
                                     12/31/01      12/31/02   12/31/03   12/31/04      12/31/02    12/31/03  12/31/04
                                  --------------  ---------  ---------  ---------  --------------  --------  --------
Accumulation Unit Value at
 beginning of period............       1.479          1.345      1.071      1.619       1.000         0.793     1.059
Accumulation Unit Value at
 end of period..................       1.345          1.071      1.619      1.926       0.793         1.059     1.184
Number of Accumulation
 Units outstanding at end of
 period.........................     284,714      1,031,114  1,421,682  2,017,792      73,924       374,652   813,927

                                  HARRIS OAKMARK                            HARRIS
                                    LARGE CAP                              OAKMARK
                                      VALUE                             INTERNATIONAL
                                   SUB-ACCOUNT                           SUB-ACCOUNT
                                  --------------                        -------------
                                      5/1/02*       1/1/03     1/1/04       5/1/02*      1/1/03    1/1/04
                                        TO            TO         TO           TO           TO        TO
                                     12/31/02      12/31/03   12/31/04     12/31/02     12/31/03  12/31/04
                                  --------------  ---------  ---------  -------------  ---------  ---------
Accumulation Unit Value at
 beginning of period............       1.186          0.973      1.203        1.060        0.884      1.179
Accumulation Unit Value at
 end of period..................       0.973          1.203      1.321        0.884        1.179      1.404
Number of Accumulation
 Units outstanding at end of
 period.........................     793,465      2,130,663  2,319.472        8,900      952,956  2,168,632

                                     MET/AIM                               MET/AIM
                                     MID CAP                              SMALL CAP
                                   CORE EQUITY                             GROWTH
                                    SUB-ACCOUNT                          SUB-ACCOUNT
                                  --------------                        -------------
                                      5/1/02*       1/1/03     1/1/04      5/1/02*       1/1/03    1/1/04
                                        TO            TO         TO          TO            TO        TO
                                    12/31/02       12/31/03   12/31/04    12/31/02      12/31/03  12/31/04
                                  --------------  --------- ----------  -------------  ---------  ---------
Accumulation Unit Value at
 beginning of period............       1.140          0.967      1.204        1.122        0.848      1.162
Accumulation Unit Value at
 end of period..................       0.967          1.204      1.359        0.848        1.162      1.220
Number of Accumulation
 Units outstanding at end of
 period.........................     418,397        749,950    752,154      556,582    1,320,114    802,132

                                                                                                                   NEUBERGER
                                                     BLACKROCK                     T. ROWE PRICE  T. ROWE PRICE     BERMAN
                                    OPPENHEIMER      AGGRESSIVE       BLACKROCK      LARGE CAP      SMALL CAP     REAL ESTATE
                                   GLOBAL EQUITY      GROWTH        DIVERSIFIED       GROWTH         GROWTH       SUB-ACCOUNT
                                  SUB-ACCOUNT(12)  SUB-ACCOUNT(1)  SUB-ACCOUNT(1)  SUB-ACCOUNT     SUB-ACCOUNT   (CLASS B)(15)
                                  ---------------  --------------  --------------  -------------  -------------  -------------
                                      5/1/04*         5/1/04*          5/1/04*        5/1/04*        5/1/04*        5/3/04
                                        TO              TO              TO              TO             TO             TO
                                     12/31/04         12/31/04        12/31/04       12/31/04       12/31/04       12/31/04
                                  ---------------  --------------  --------------  -------------  -------------  -------------
Accumulation Unit Value at
 beginning of period............       12.799          33.837          35.648          11.198        12.426           9.999
Accumulation Unit Value at
 end of period..................       14.768          37.527          38.475          12.138        13.252          12.838
Number of Accumulation
 Units outstanding at end of
 period.........................        7.408           1.917           3.016          15.970         1.999         124,242

----------
*     Date these Sub-accounts were first available.

/(1)/ Effective January 31, 2005, State Street Research Money Market Portfolio changed its name to BlackRock Money Market Portfolio; State Street Research Bond Income Portfolio changed its name to BlackRock Bond Income Portfolio; State Street

      Research Diversified Portfolio changed its name to BlackRock Diversified Portfolio; State Street Research Large Cap Value Portfolio changed its name to BlackRock Large Cap Value Portfolio; State Street Research Investment Portfolio changed is name to BlackRock Investment Trust Portfolio; State Street Research Aurora Portfolio changed its name to BlackRock Strategic Value Portfolio; State Street Research Large Cap Growth Portfolio changed its name to BlackRock Legacy Large Cap Growth Portfolio; and State Street Research Aggressive Growth Portfolio changed its name to BlackRock Aggressive Growth Portfolio, and BlackRock Advisors, Inc. replaced State Street Research & Management Company as Subadviser.

/(2)/ For Contracts issued prior to May 1, 1995, and for Contracts in the annuity phase issued on and after May 1, 1995 the MFS Total Return Sub-account Class A is available.

/(3)/ Previously, the Balanced Sub-account. On April 30, 2004, the Balanced
      Portfolio merged into the MFS Total Return Portfolio. For Contracts issued on and after May 1, 1995, the MFS Total Return Portfolio Class E is available during the accumulation phase.

/(4)/ Previously, the Capital Growth Sub-account. Effective May 1, 2002, the
      Zenith Equity Portfolio of the New England Zenith Fund changed its investment objective and policies and became a "fund of funds" that invests equally in three other series of the Zenith Fund. On or about April 28, 2003, these series of the Zenith Fund were reorganized into newly established portfolios of the Metropolitan Fund.

/(5)/ Previously, the MFS Research Managers Sub-account. On April 30, 2004, the
      MFS Research Managers Portfolio merged into the MFS Investors Trust Portfolio.

/(6)/ For Contracts issued prior to May 1, 1995, and Contracts in the annuity phase issued on and after May 1, 1995 the MetLife Stock Index Sub-account Class A is available.

/(7)/ Previously, the Westpeak Stock Index Sub-account. On April 27, 2001, the
      MetLife Stock Index Portfolio--Class A was substituted for the Westpeak Stock Index Series of the New England Zenith Fund. Information shown for the MetLife Stock Index Sub-account Class A reflects the accumulation unit value history of the Westpeak Stock Index Sub-account through the date of the substitution.

/(8)/ Previously, the Morgan Stanley International Magnum Equity Sub-account. On
      December 1, 2000, the Putnam International Stock Portfolio was substituted for the Morgan Stanley International Magnum Equity Series of the New England Zenith Fund, which is no longer available for investment under the Contract. The information shown for the FI International Stock Sub-account, formerly Putnam International Stock Portfolio, reflects the accumulation unit value history of the Morgan Stanley International Magnum Equity Sub-account through the date of the substitution.

/(9)/ For Contracts issued on and after May 1, 1995, the MetLife Stock Index
      Portfolio Class B is available during the accumulation phase.

/(10)/ Previously, the FI Mid Cap Opportunities Sub-account. On April 30, 2004, the FI Mid Cap Opportunities Portfolio merged into the Janus Mid Cap Portfolio and immediately following the merger, the Janus Mid Cap Portfolio was renamed the FI Mid Cap Opportunities Portfolio.

/(11)/ Previously, the Janus Mid Cap Sub-account. On April 30, 2004, the FI Mid
      Cap Opportunities Portfolio merged into the Janus Mid Cap Portfolio and immediately following the merger, the Janus Mid Cap Portfolio was renamed the FI Mid Cap Opportunities Portfolio. Information shown for the FI Mid Cap Opportunities Sub-account reflects the accumulation unit value history of the Janus Mid Cap Sub-account through the date of the merger. Information shown for the FI Mid Cap Opportunities Sub-account (formerly Janus Mid Cap Sub-account) reflects unit value history of the Janus Mid Cap Sub-account through the date of the merger.

/(12)/ Effective May 1, 2005, Scudder Global Equity Portfolio changed its name to Oppenheimer Global Equity Portfolio and OppenheimerFunds, Inc. replaced Deutsche Investment Management Americas, Inc. as Subadviser.

/(13)/ On or about April 29, 2005, The Met/Putnam Voyager Portfolio that had been offered as an Eligible Fund up through that date, merged that date merged with and into the Jennison Growth Portfolio.

/(14)/ Effective May 1, 2005, PIMCO PEA Innovation Subaccount changed its name to RCM Global Technology Subaccount. Effective January 15, 2005, RMC Capital Management LLC replaced PEA Capital LLC as Adviser (Subadviser).

/(15)/ Effective May 1, 2005, Neuberger Partners Mid Cap Value Subaccount changed its name to Neuberger Mid Cap Value Subaccount.

/(16)/ Previously, the Janus Growth Subaccount. On April 28, 2003, the Janus
      Growth Portfolio merged into the Janus Aggressive Growth Portfolio. Information shown for the Janus Aggressive Growth Sub-account is based on the May 1, 2001 inception date of the Janus Growth Sub-account and reflects the accumulation unit value history of the Janus Growth Sub-account through the date of the merger.

Information on units and unit values is useful because they affect the calculation of Contract Values. The value of a Contract is determined by multiplying the number of Accumulation Units in each sub-account credited to the Contract by the Accumulation Unit Value of the sub-account. The Accumulation Unit Value of a sub-account depends in part on the net investment experience of the Eligible Fund in which it invests. See "Contract Value and Accumulation Unit Value" for more information.

                                   PREMIUM TAX

Premium tax rates are subject to change. At present the Company pays premium taxes in the following jurisdictions at the rates shown.

                             CONTRACTS USED WITH TAX
         JURISDICTION       QUALIFIED RETIREMENT PLANS   ALL OTHER CONTRACTS
         ------------       --------------------------   -------------------
         California......              0.50%*                  2.35%
         Maine...........                --                    2.00%
         Nevada..........                --                    3.50%
         Puerto Rico.....              1.00%                   1.00%
         South Dakota....                --                    1.25%
         West Virginia...              1.00%                   1.00%
         Wyoming.........                --                    1.00%
----------
*    Contracts sold to (S)408(a) IRA Trusts are taxed at 2.35%.

See "Premium Tax Charges" in the prospectus for more information about how premium taxes affect the Contracts.

                                TABLE OF CONTENTS

                                     OF THE

                       STATEMENT OF ADDITIONAL INFORMATION

                             FOR ZENITH ACCUMULATOR

                                                                   PAGE
                                                                  -----
HISTORY.........................................................   II-3
SERVICES RELATING TO THE VARIABLE ACCOUNT AND THE CONTRACTS.....   II-3
INVESTMENT ADVICE...............................................   II-3
DISTRIBUTION OF THE CONTRACTS...................................   II-5
CALCULATION OF PERFORMANCE DATA.................................   II-6
CALCULATION OF YIELDS...........................................   II-7
NET INVESTMENT FACTOR...........................................   II-8
ANNUITY PAYMENTS................................................   II-9
HYPOTHETICAL ILLUSTRATIONS OF ANNUITY INCOME PAYOUTS............  II-10
HISTORICAL ILLUSTRATIONS OF ANNUITY INCOME PAYOUTS..............  II-11
TAX STATUS OF THE CONTRACTS.....................................  II-11
EXPERTS.........................................................  II-12
LEGAL MATTERS...................................................  II-12
FINANCIAL STATEMENTS FOR THE NEW ENGLAND VARIABLE ACCOUNT.......   FF-1
FINANCIAL STATEMENTS FOR METROPOLITAN LIFE INSURANCE COMPANY....    F-1

If you would like a copy of any of the following Statements of Additional Information, please check the appropriate box below and mail to:

                       NEW ENGLAND SECURITIES CORPORATION

                               501 BOYLSTON STREET

                           Boston, Massachusetts 02116

[_] Zenith Accumulator -- The New England Variable Account

[_] Metropolitan Series Fund, Inc.

[_] Met Investors Series Trust

[_] American Funds Insurance Series

[_] Variable Insurance Products Fund

[_] My current address is:


-------------------------   -------------------------
Contract Number             Name


-------------------------   -------------------------
Signature                   Address


                            -------------------------
                            Zip

                               ZENITH ACCUMULATOR

                      Individual Variable Annuity Contracts
                                    Issued By
                       Metropolitan Life Insurance Company
                               One Madison Avenue
                            New York, New York 10010

                               Designated Office:
                          Annuity Administrative Office
                                 P.O. Box 14594
                            Des Moines, IA 50306-3594

                          SUPPLEMENT DATED MAY 1, 2004

       TO THE PROSPECTUS DATED APRIL 30, 1999 (AS ANNUALLY SUPPLEMENTED).

This supplement updates certain information in the prospectus dated April 30, 1999 (as annually supplemented), describing individual flexible and single purchase payment variable annuity contracts (the "Contracts") funded by The New England Variable Account (the "Variable Account"). You should read and retain this supplement. Certain additional information about the Contracts is contained in a Statement of Additional Information ("SAI") dated May 1, 2004, as it may be supplemented from time to time, which has been filed with the Securities and Exchange Commission ("SEC") and is incorporated herein by reference. A complete prospectus dated April 30, 1999, and any previous supplements, as well as the Statement of Additional Information, may be obtained free of charge by writing to New England Securities Corporation at 501 Boylston Street, Boston, Massachusetts 02116 or telephoning 1-800-356-5015.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE CONTRACTS OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SEC MAINTAINS A WEBSITE THAT CONTAINS THE SAI, MATERIAL INCORPORATED BY REFERENCE, AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SEC. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

     THE ELIGIBLE FUND PROSPECTUSES ARE ATTACHED. PLEASE READ THEM AND KEEP THEM FOR REFERENCE.

WE DO NOT GUARANTEE HOW ANY OF THE SUB-ACCOUNTS OR ELIGIBLE FUNDS WILL PERFORM. THE CONTRACTS AND ELIGIBLE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

                                   HIGHLIGHTS

NON-NATURAL PERSONS AS OWNERS

If the Owner of a non-qualified annuity Contract is not a natural person (e.g., a corporation, partnership or certain trusts) gains under the Contract are generally not eligible for tax deferral.

STATE VARIATIONS

Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this supplement. This supplement updates certain information in the prospectus. Your actual Contract and any endorsements are the controlling documents. If you would like to review a copy of the Contract and endorsements, contact our Annuity Administrative Office.

                                  EXPENSE TABLE

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer cash value between Eligible Fund options. State premium taxes may also be deducted.

CONTRACT OWNER TRANSACTION EXPENSES

Sales Charge Imposed on Purchase Payments................................           None
Contingent Deferred Sales Charge (as a percentage of Contract Value)      6.5% declining annually--
                                                                                See Note (1)
Transfer Fee(2)..........................................................            $10

----------
NOTES:

(1) The Contingent Deferred Sales Charge is a declining percentage of contract value withdrawn, as follows:

IF WITHDRAWN DURING CONTRACT YEAR CHARGE
--------------------------------- ------
 1...............................  6.5%
 2...............................  6.0%
 3...............................  5.5%
 4...............................  5.0%
 5...............................  4.5%
 6...............................  4.0%
 7...............................  3.5%
 8...............................  3.0%
 9...............................  2.0%
10...............................  1.0%
11...............................    0%

(2) Currently, we do not charge this fee. We reserve the right to impose a charge of $10 on each transfer in excess of four per year.

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Eligible Fund fees and expenses.

ANNUAL CONTRACT FEE

Administration Contract Charge(1)..... $30

VARIABLE ACCOUNT ANNUAL EXPENSES
(as a percentage of average daily net assets in the sub-accounts)

                                                  AMERICAN FUNDS
                                                  GROWTH-INCOME
                                                   SUB-ACCOUNT,
                                                  AMERICAN FUNDS
                                                GROWTH SUB-ACCOUNT,
                                                AND AMERICAN FUNDS         ALL
                                                   GLOBAL SMALL           OTHER
                                            CAPITALIZATION SUB-ACCOUNT SUB-ACCOUNTS
                                            -------------------------- ------------
Mortality and Expense Risk Charge...........           1.20%                .95%
                                                       ----                ----
Administration Asset Charge.................           0.40%                .40%
                                                       ====                ====
   Total Variable Account Annual Expenses...           1.60%               1.35%
                                                       ----                ----

----------
NOTE:

(1)  The Administration Contract Charge is not imposed after annuitization.

The next item shows the minimum and maximum total operating expenses charged by the Eligible Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Eligible Fund's fees and expenses is contained below and in the prospectus for each Eligible Fund.

RANGE OF ELIGIBLE FUND OPERATING EXPENSES (as a percentage of average net assets)

                                                                                             MINIMUM  MAXIMUM
                                                                                             -------  -------
Total Annual Eligible Fund Operating Expenses
(expenses that are deducted from Eligible Fund assets, including management fees,
  distribution (12b-1) fees, and other expenses)..........................................     .31%    1.57%

                                                                                             MINIMUM  MAXIMUM
                                                                                             -------  -------
Net Total Annual Eligible Fund Operating Expenses(1)
(expenses that are deducted from Eligible Fund assets, including management fees, distribution (12b-1) fees, and other expenses after any applicable contractual waiver or
  reimbursement arrangement)..............................................................     .31%    1.40%

----------
NOTE:

(1) The range of Net Total Annual Eligible Fund Operating Expenses takes into account contractual arrangements for certain Eligible Funds that require the investment adviser to reimburse or waive Eligible Fund operating expenses until April 30, 2005, as described in more detail below.

The following table shows the annual operating expenses for each Eligible Fund for the year ended December 31, 2003, before and after any applicable contractual expense subsidy or expense deferral arrangement (anticipated expenses for 2004 for the Neuberger Berman Real Estate Portfolio):

ANNUAL ELIGIBLE FUND OPERATING EXPENSES (as a percentage of average net assets)(1)

                                                                                         CONTRACTUAL  NET TOTAL
                                                          12B-1              GROSS TOTAL   EXPENSE   CONTRACTUAL
                                            MANAGEMENT DISTRIBUTION  OTHER     ANNUAL    SUBSIDY OR    ANNUAL
                                               FEES      FEES(2)    EXPENSES  EXPENSES    DEFERRAL   EXPENSES(3)
                                            ---------- ------------ -------- ----------- ----------- -----------
METROPOLITAN SERIES FUND, INC.(4)
State Street Research Money Market
  Portfolio................................    .35%          0%       .05%       .40%         0%         .40%
Salomon Brothers U.S. Government
  Portfolio................................    .55%          0%       .10%       .65%         0%         .65%
State Street Research Bond Income
  Portfolio................................    .40%          0%       .07%       .47%         0%         .47%
Lehman Brothers(R) Aggregate Bond Index
  Portfolio................................    .25%        .25%       .09%       .59%         0%         .59%
Salomon Brothers Strategic Bond
  Opportunities Portfolio..................    .65%          0%       .16%       .81%         0%         .81%
MFS Total Return Portfolio Class A(7)......    .50%          0%       .19%       .69%         0%         .69%
MFS Total Return Portfolio Class E(7)......    .50%        .15%       .19%       .84%         0%         .84%
State Street Research Diversified
  Portfolio................................    .44%        .25%       .07%       .76%         0%         .76%
Davis Venture Value Portfolio..............    .74%         .0%       .05%       .79%         0%         .79%
FI Value Leaders Portfolio.................    .67%         .0%       .07%       .74%         0%         .74%
Harris Oakmark Large Cap Value Portfolio...    .74%        .15%       .09%       .98%         0%         .98%
State Street Research Large Cap Value
  Portfolio(5).............................    .70%        .15%       .35%      1.20%       .10%        1.10%
MetLife Stock Index Portfolio Class A(9)...    .25%          0%       .06%       .31%         0%         .31%
MetLife Stock Index Portfolio Class B(10)..    .25%        .25%       .06%       .56%         0%         .56%
MFS Investors Trust Portfolio(5)...........    .75%          0%       .36%      1.11%       .11%        1.00%
State Street Research Investment Trust
  Portfolio................................    .49%        .25%       .07%       .81%         0%         .81%
Zenith Equity Portfolio(8).................    .67%          0%       .08%       .75%         0%         .75%
Met/Putnam Voyager Portfolio(5)............    .80%          0%       .27%      1.07%       .07%        1.00%
State Street Research Large Cap Growth
  Portfolio................................    .73%          0%       .07%       .80%         0%         .80%
T. Rowe Price Large Cap Growth Portfolio...    .63%        .25%       .16%      1.04%         0%        1.04%
Harris Oakmark Focused Value Portfolio.....    .75%         .0%       .05%       .80%         0%         .80%
Neuberger Berman Partners Mid Cap Value
  Portfolio................................    .69%        .25%       .11%      1.05%         0%        1.05%
FI Mid Cap Opportunities Portfolio.........    .69%        .25%       .08%      1.02%         0%        1.02%
MetLife Mid Cap Stock Index Portfolio......    .25%        .25%       .15%       .65%         0%         .65%
State Street Research Aggressive Growth
  Portfolio................................    .73%        .25%       .08%      1.06%         0%        1.06%
State Street Research Aurora Portfolio.....    .85%          0%       .08%       .93%         0%         .93%
Loomis Sayles Small Cap Portfolio..........    .90%          0%       .09%       .99%         0%         .99%
Russell 2000(R) Index Portfolio............    .25%        .25%       .22%       .72%         0%         .72%
Franklin Templeton Small Cap Growth
  Portfolio(5).............................    .90%        .25%       .42%      1.57%       .17%        1.40%
T. Rowe Price Small Cap Growth Portfolio...    .52%        .25%       .11%       .88%         0%         .88%

                                                                                        CONTRACTUAL  NET TOTAL
                                                         12B-1              GROSS TOTAL   EXPENSE   CONTRACTUAL
                                           MANAGEMENT DISTRIBUTION  OTHER     ANNUAL    SUBSIDY OR    ANNUAL
                                              FEES      FEES(2)    EXPENSES  EXPENSES    DEFERRAL   EXPENSES(3)
                                           ---------- ------------ -------- ----------- ----------- -----------
Scudder Global Equity Portfolio...........    .64%        .25%       .20%      1.09%         0%        1.09%
FI International Stock Portfolio..........    .86%          0%       .23%      1.09%         0%        1.09%
Morgan Stanley EAFE(R) Index Portfolio....    .30%        .25%       .41%       .96%         0%         .96%
MET INVESTORS SERIES TRUST(4)
PIMCO Total Return Portfolio..............    .50%        .25%       .08%       .83%         0%         .83%
Lord Abbett Bond Debenture Portfolio(6)...    .60%        .25%       .11%       .96%         0%         .96%
Neuberger Berman Real Estate Portfolio....    .70%        .25%       .41%      1.36%       .21%        1.15%
Janus Aggressive Growth Portfolio(6)......    .78%        .25%       .15%      1.18%       .03%        1.15%
Met/AIM Mid Cap Core Equity Portfolio(6)..    .75%        .25%       .19%      1.19%         0%        1.19%
T. Rowe Price Mid-Cap Growth
  Portfolio(6)............................    .75%        .25%       .18%      1.18%         0%        1.18%
Met/AIM Small Cap Growth Portfolio(6).....    .90%        .25%       .21%      1.36%       .06%        1.30%
Harris Oakmark International
  Portfolio(6)............................    .85%        .15%       .33%      1.33%         0%        1.33%
MFS Research International Portfolio(6)...    .80%        .25%       .34%      1.39%       .04%        1.35%
PIMCO PEA Innovation Portfolio(6).........    .95%        .25%       .32%      1.52%       .17%        1.35%
AMERICAN FUNDS INSURANCE SERIES(4)
American Funds Growth-Income Fund.........    .33%        .25%       .01%       .59%         0%         .59%
American Funds Growth Fund................    .37%        .25%       .02%       .64%         0%         .64%
American Funds Global Small Capitalization
  Fund....................................    .80%        .25%       .03%      1.08%         0%        1.08%
VARIABLE INSURANCE PRODUCTS FUND(4)
VIP Equity-Income Portfolio...............    .48%          0%       .09%       .57%         0%         .57%
VIP Overseas Portfolio....................    .73%          0%       .17%       .90%         0%         .90%

----------
NOTES:

(1) The Eligible Fund expenses used to prepare this table were provided to us by the Eligible Funds. We have not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2003. Current or future expenses may be greater or less than those shown.

(2) The Metropolitan Fund, Met Investors Series Trust, and American Funds Insurance Series have each adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. The Distribution Plan is described in more detail in the relevant Fund's prospectus.

(3) Net Total Contractual Annual Expenses do not reflect certain expense reductions that certain Portfolios achieved due to directed brokerage arrangements.

(4) Our affiliate, MetLife Advisers, LLC ("MetLife Advisers"), is the investment manager for the Portfolios of the Metropolitan Series Fund, Inc. ("Metropolitan Fund"). Our affiliate, Met Investors Advisory LLC ("Met Investors Advisory") is the manager of the Portfolios of the Met Investors Series Trust. Capital Research and Management Company is the investment adviser of the American Funds Insurance Series. Fidelity Management & Research Company is the investment adviser to the Portfolios of the Variable Insurance Products Fund.

(5) MetLife Advisers and the Metropolitan Fund have entered into an Expense Agreement under which MetLife Advisers will waive management fees and/or pay expenses (other than brokerage costs, interest, taxes or extraordinary expenses) of certain Portfolios so that total annual expenses of these portfolios will not exceed, at any time prior to April 30, 2005, the following percentages: 1.00% for the Met/Putnam Voyager Portfolio; 1.40% for the Franklin Templeton Small Cap Growth Portfolio; 1.10% for the State Street Research Large Cap Value Portfolio; and 1.00% for the MFS Investors Trust Portfolio. Under the agreement, if certain conditions are met, MetLife Advisers may be reimbursed for fees waived and expenses paid with respect to the Franklin Templeton Small Cap Growth Portfolio, State Street Research Large Cap Value Portfolio, MFS Investors Trust Portfolio and Met/Putnam Voyager Portfolio if, in the future, actual expenses of these Portfolios are less than these limits.

(6) Met Investors Advisory and Met Investors Series Trust have entered into an Expense Limitation Agreement under which Met Investors Advisory has agreed to waive or limit its fees and to assume other expenses so that the total annual expenses of each Portfolio (other than interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses and 12b-1 distribution fees) will not exceed, at any time prior to April 30, 2005, the following percentages: 1.00% for the Lord Abbett Bond Debenture Portfolio; 1.15% for the Neuberger Berman Real Estate Portfolio; 1.20% for the Met/AIM Mid Cap Core Equity Portfolio; 1.30% for the Met/AIM Small Cap Growth Portfolio; 1.20% for the T. Rowe Price Mid-Cap Growth Portfolio; 1.35% for the PIMCO PEA Innovation Portfolio; 1.35% for the MFS Research International Portfolio; 1.35% for the Harris Oakmark International Portfolio and 1.15% for the Janus Aggressive Growth Portfolio. Due to expense waivers in addition to those shown in the table, actual Net Total Contractual Annual Expenses for the year ended December 31, 2003, for the following Portfolios, were: 1.14% for the Janus Aggressive Growth Portfolio, and 1.33% for the MFS Research International Portfolio. Under certain circumstances, any fees waived or expenses reimbursed by the investment manager may be repaid to the investment manager, if in the future actual expenses of these Portfolios are less than these expense limits. Certain amounts were recouped by the investment manager during 2003. These amounts are reflected in Other Expenses and per Portfolio are:

     .01% for the PIMCO Total Return Portfolio; .05% for the Lord Abbett Bond Debenture Portfolio; .04% for the Met/AIM Mid Cap Core Equity Portfolio; .02% for the T. Rowe Price Mid-Cap Growth Portfolio; and .09% for the Harris Oakmark International Portfolio.

(7) For Contracts issued prior to May 1, 1995, the MFS Total Return Portfolio Class A, is available. For Contracts issued on and after May 1, 1995, the MFS Total Return Portfolio Class E is available during the accumulation phase and the MFS Total Return Portfolio Class A is available during the annuity phase.

(8) The Zenith Equity Portfolio is a "fund of funds" that invests equally in three other Portfolios of the Metropolitan Fund: the FI Value Leaders Portfolio, Jennison Growth Portfolio and the Capital Guardian U.S. Equity Portfolio (together, the "Underlying Portfolios"). The Zenith Equity Portfolio does not have a management fee, but has its own operating expenses, and will also bear indirectly the management fees and other expenses of the Underlying Portfolios. Investing in a fund of funds involves some duplication of expenses, and may be more expensive than investing in a Portfolio that is not a fund of funds. MetLife Advisers maintains the equal division of assets among the Underlying Portfolios by rebalancing the Zenith Equity Portfolio's assets each fiscal quarter, however, expenses will fluctuate slightly during the course of each quarter. The Management Fee shown represents the Portfolio's combined pro rata share of the management fees of each of the Underlying Portfolios. The Other Expenses shown consist of .01% attributable to the Zenith Equity Portfolio's other expenses and .07% attributable to the Portfolio's pro rata share of the other expenses of the Underlying Portfolios.

(9)  For Contracts issued prior to May 1, 1995, the MetLife Stock Index
                          -----
     Portfolio Class A is available. Class A shares of MetLife Stock Index Portfolio were substituted for the Westpeak Stock Index Series on April 27, 2001.

(10) For Contracts issued on and after May 1, 1995, the MetLife Stock Index Portfolio Class B is available during the accumulation phase and the MetLife Stock Index Portfolio Class A is available during the annuity phase.

EXAMPLE

The Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, Variable Account annual expenses, and Eligible Fund fees and expenses.(1)

The Example assumes that you invest $10,000 in a Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the (a) maximum and (b) minimum fees and expenses of any of the Eligible Funds (before reimbursement and/or waiver). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1)If you surrender your Contract or annuitize under a non-life contingency option (with applicable contingent deferred sales charges deducted) at the end of the applicable time period:

                                         1 YEAR   3 YEARS   5 YEARS  10 YEARS
                                         ------- --------- --------- ---------
(a)..................................... $899.86 $1,452.33 $2,022.21 $3,418.12
(b)..................................... $781.36 $1,094.13 $1,420.72 $2,177.73

(2)If you do not surrender your Contract or if you annuitize under a variable life contingency option (no contingent deferred sales charges would be deducted(2)):

                                         1 YEAR  3 YEARS  5 YEARS  10 YEARS
                                         ------- ------- --------- ---------
(a)..................................... $303.82 $928.78 $1,577.53 $3,309.62
(b)..................................... $177.76 $550.41 $  947.13 $2,054.66

PLEASE REMEMBER THAT THE EXAMPLES ARE SIMPLY ILLUSTRATIONS AND DO NOT REFLECT PAST OR FUTURE EXPENSES. Your actual expenses may be higher or lower than those reflected in the examples depending on the features you choose. Similarly your rate of return may be more or less than the 5% assumed in the examples. NOTES:

(1) The examples do not reflect transfer fees or premium taxes (which may range up to 3.5%, depending on the jurisdiction). In these examples, the average Administration Contract Charge of .090% has been used. (See Note (1) to the first table on p. A-3.)

(2) The same would apply if you elect to annuitize under a fixed life contingency option unless your Contract has been in effect less than five years, in which case the expenses shown in the first three columns of the first example would apply. (See "Contingent Deferred Sales Charge".)

--------------------------------------------------------------------------------

Condensed financial information containing the Accumulation Unit Value history appears at the end of this prospectus (p. A-24).

                                   THE COMPANY

The Company is a life insurance company and wholly-owned subsidiary of MetLife, Inc., a publicly traded company, whose principal office is at One Madison Avenue, New York, N.Y. 10010. The Company was organized in 1868 under the laws of the State of New York and has engaged in the life insurance business under its present name since 1868. It operates as a life insurance company in all 50 states, the District of Columbia, Puerto Rico and all provinces of Canada. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and group customers. The MetLife companies serve approximately nine million individual households in the U.S. and companies and institutions with 33 million employees and members. It also has international insurance operations in 13 countries.

New England Life Insurance Company ("NELICO"), a subsidiary of the Company, provides administrative services for the Contracts and the Variable Account pursuant to an administrative services agreement with the Company. These administrative services include maintenance of Contract Owner records and accounting, valuation, regulatory and reporting services. NELICO is located at 501 Boylston Street, Boston, Massachusetts 02116. The Company's Designated Office for receipt of Purchase Payments, loan repayments, requests and elections, and communications regarding death of the Annuitant, as further described below, is Annuity Administrative Office, P.O. Box 14594 Des Moines, IA 50306-3594.

                       INVESTMENTS OF THE VARIABLE ACCOUNT

Purchase payments applied to the Variable Account will be invested in one or more of the Eligible Funds listed below, at net asset value without deduction of any sales charge, in accordance with the selection you make in your application. You may change your selection of Eligible Funds for future purchase payments at any time without charge. (See "Requests and Elections.") You also may transfer previously invested amounts among the Eligible Funds, subject to certain conditions. (See "Transfer Privilege.") Your Contract Value may be distributed among no more than 10 accounts (including the Fixed Account) at any time. The Company reserves the right to add or remove Eligible Funds from time to time as investments for the Variable Account. See "Substitution of Investments."

The investment objectives and policies of certain Eligible Funds are similar to the investment objectives and policies of other funds that may be managed by the same sub-adviser. The investment results of the Eligible Funds, however, may be higher or lower than the results of such other funds. There can be no assurance, and no representation is made, that the investment results of any of the Eligible Funds will be comparable to the investment results of any other fund, even if the other fund has the same sub-adviser.

Certain Eligible Funds available under the Contracts were previously series of the New England Zenith Fund. Effective May 1, 2003, however, these series of the New England Zenith Fund were reorganized into newly established portfolios of the Metropolitan Fund. The reorganization did not affect the investment objectives, or policies, investment advisory fees, or investment adviser or subadvisers of any of these series.

You will find complete information about the Eligible Funds, including the risks associated with each, in the accompanying prospectuses. They should be read along with this prospectus.

METROPOLITAN FUND: Currently, there are 31 Portfolios of the Metropolitan Fund that are Eligible Funds under the Contracts offered by this prospectus.

STATE STREET RESEARCH MONEY MARKET PORTFOLIO

The State Street Research Money Market Portfolio's investment objective is the highest possible level of current income consistent with preservation of capital. An investment in the Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Money Market Portfolio seeks to maintain a net asset value of $100 per share, it is possible to lose money by investing in the Money Market Portfolio.

During extended periods of low interest rates, the yields of the Sub-account investing in the State Street Research Money Market Portfolio may become extremely low and possibly negative.

SALOMON BROTHERS U.S. GOVERNMENT PORTFOLIO

The Salomon Brothers U.S. Government Portfolio's investment objective is to maximize total return consistent with preservation of capital and maintenance of liquidity.

STATE STREET RESEARCH BOND INCOME PORTFOLIO

The State Street Research Bond Income Portfolio's investment objective is a competitive total return primarily from investing in fixed-income securities.

LEHMAN BROTHERS AGGREGATE BOND INDEX PORTFOLIO

The Lehman Brothers Aggregate Bond Index Portfolio's investment objective is to equal the performance of the Lehman Brothers Aggregate Bond Index.

SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES PORTFOLIO

The Salomon Brothers Strategic Bond Opportunities Portfolio's investment objective is to maximize total return consistent with preservation of capital.

MFS TOTAL RETURN PORTFOLIO CLASS A AND CLASS E

The MFS Total Return Portfolio's investment objective is a favorable total return through investment in a diversified portfolio.

FOR CONTRACTS ISSUED PRIOR TO MAY 1, 1995, THE MFS TOTAL RETURN PORTFOLIO CLASS A, IS AVAILABLE. FOR CONTRACTS ISSUED ON AND AFTER MAY 1, 1995, THE MFS TOTAL RETURN PORTFOLIO CLASS E IS AVAILABLE DURING THE ACCUMULATION PHASE AND THE MFS TOTAL RETURN CLASS A IS AVAILABLE DURING THE ANNUITY PHASE. SEE THE EXPENSE TABLE--METROPOLITAN SERIES FUND, INC. (P. A-4) FOR EXPENSE DIFFERENCES FOR THESE CLASSES.

STATE STREET RESEARCH DIVERSIFIED PORTFOLIO

The State Street Research Diversified Portfolio's investment objective is high total return while attempting to limit investment risk and preserve capital.

DAVIS VENTURE VALUE PORTFOLIO

The Davis Venture Value Portfolio's investment objective is growth of capital.

FI VALUE LEADERS PORTFOLIO (FORMERLY THE FI STRUCTURED EQUITY)

The FI Value Leaders Portfolio's investment objective is long-term growth of capital.

HARRIS OAKMARK LARGE CAP VALUE PORTFOLIO

The Harris Oakmark Large Cap Value Portfolio's investment objective is long-term capital appreciation.

STATE STREET RESEARCH LARGE CAP VALUE PORTFOLIO

The State Street Research Large Cap Value Portfolio's investment objective is long-term growth of capital.

METLIFE STOCK INDEX PORTFOLIO CLASS A AND CLASS B

The MetLife Stock Index Portfolio's investment objective is to equal the performance of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index").

FOR CONTRACTS ISSUED PRIOR TO MAY 1, 1995, THE METLIFE STOCK INDEX PORTFOLIO
                     -----
CLASS A IS AVAILABLE. FOR CONTRACTS ISSUED ON AND AFTER MAY 1, 1995, THE METLIFE STOCK INDEX PORTFOLIO CLASS B IS AVAILABLE DURING THE ACCUMULATION PHASE AND THE METLIFE STOCK INDEX PORTFOLIO CLASS A IS AVAILABLE DURING THE ANNUITY PHASE. SEE THE EXPENSE TABLE--METROPOLITAN SERIES FUND, INC. (P. A-4) FOR EXPENSE DIFFERENCES FOR THESE CLASSES.

MFS INVESTORS TRUST PORTFOLIO

The MFS Investors Trust Portfolio's investment objective is long-term growth of capital with a secondary objective to seek reasonable current income.

STATE STREET RESEARCH INVESTMENT TRUST PORTFOLIO

The State Street Research Investment Trust Portfolio's investment objective is long-term growth of capital and income.

ZENITH EQUITY PORTFOLIO

The Zenith Equity Portfolio's investment objective is long-term capital appreciation. The Zenith Equity Portfolio seeks to achieve its investment objective by investing in three other Portfolios of the Metropolitan Fund. The investment objective of each of the Capital Guardian U.S. Equity Portfolio, Jennison Growth Portfolio and the FI Structured Equity Portfolio is long-term growth of capital.

MET/PUTNAM VOYAGER PORTFOLIO

The Met/Putnam Voyager Portfolio's investment objective is capital appreciation.

STATE STREET RESEARCH LARGE CAP GROWTH PORTFOLIO (FORMERLY THE ALGER EQUITY GROWTH PORTFOLIO)

The State Street Research Large Cap Growth Portfolio's investment objective is long-term growth of capital.

T. ROWE PRICE LARGE CAP GROWTH PORTFOLIO

The T. Rowe Price Large Cap Growth Portfolio's investment objective is long-term growth of capital and, secondarily, dividend income.

HARRIS OAKMARK FOCUSED VALUE PORTFOLIO

The Harris Oakmark Focused Value Portfolio's investment objective is long-term capital appreciation.

NEUBERGER BERMAN PARTNERS MID CAP VALUE PORTFOLIO

The Neuberger Berman Partners Mid Cap Value Portfolio's investment objective is capital growth.

FI MID CAP OPPORTUNITIES PORTFOLIO (FORMERLY THE JANUS MID CAP PORTFOLIO AND FORMERLY THE FI MID CAP OPPORTUNITIES PORTFOLIO)

The FI Mid Cap Opportunities Portfolio's investment objective is long-term growth of capital.

METLIFE MID CAP STOCK INDEX PORTFOLIO

The MetLife Mid Cap Stock Index Portfolio's investment objective is to equal the performance of the Standard & Poor's MidCap 400 Composite Stock Price Index ("S&P MidCap 400 Index").

STATE STREET RESEARCH AGGRESSIVE GROWTH PORTFOLIO

The State Street Research Aggressive Growth Portfolio's investment objective is maximum capital appreciation.

STATE STREET RESEARCH AURORA PORTFOLIO

The State Street Research Aurora Portfolio's investment objective is high total return, consisting principally of capital appreciation.

LOOMIS SAYLES SMALL CAP PORTFOLIO

The Loomis Sayles Small Cap Portfolio's investment objective is long-term capital growth from investments in common stocks or other equity securities.

RUSSELL 2000 INDEX PORTFOLIO

The Russell 2000 Index Portfolio's investment objective is to equal the return of the Russell 2000 Index.

FRANKLIN TEMPLETON SMALL CAP GROWTH PORTFOLIO

The Franklin Templeton Small Cap Growth Portfolio's investment objective is long-term capital growth.

T. ROWE PRICE SMALL CAP GROWTH PORTFOLIO

The T. Rowe Price Small Cap Growth Portfolio's investment objective is long-term capital growth.

SCUDDER GLOBAL EQUITY PORTFOLIO

The Scudder Global Equity Portfolio's investment objective is long-term growth of capital.

FI INTERNATIONAL STOCK PORTFOLIO (FORMERLY THE PUTNAM INTERNATIONAL STOCK PORTFOLIO)

The Putnam International Stock Portfolio's investment objective is long-term growth of capital.

MORGAN STANLEY EAFE INDEX PORTFOLIO

The Morgan Stanley EAFE Index Portfolio's investment objective is to equal the performance of the MSCI EAFE(R) Index ("Morgan Stanley Capital International Europe Australasia Far East Index").

MET INVESTORS SERIES TRUST: Currently, there are 10 portfolios of the MET Investors Series Trust that are Eligible Funds under the Contracts offered by this prospectus.

PIMCO TOTAL RETURN PORTFOLIO

The PIMCO Total Return Portfolio's investment objective is to seek maximum total return, consistent with the preservation of capital and prudent investment management.

LORD ABBETT BOND DEBENTURE PORTFOLIO

The Lord Abbett Bond Debenture Portfolio's investment objective is to provide high current income and the opportunity for capital appreciation to produce a high total return.

NEUBERGER BERMAN REAL ESTATE PORTFOLIO

The Neuberger Berman Real Estate Portfolio's investment objective is to seek total return through investment in real estate securities, emphasizing both capital appreciation and current income.

JANUS AGGRESSIVE GROWTH PORTFOLIO

The Janus Aggressive Growth Portfolio's investment objective is to seek long-term growth of capital.

MET/AIM MID CAP CORE EQUITY PORTFOLIO

The Met/AIM Mid Cap Core Equity Portfolio's investment objective is long-term growth of capital.

T. ROWE PRICE MID-CAP GROWTH PORTFOLIO

The T. Rowe Price Mid-Cap Growth Portfolio's investment objective is long-term growth of capital.

MET/AIM SMALL CAP GROWTH PORTFOLIO

The Met/AIM Small Cap Growth Portfolio's investment objective is long-term growth of capital.

HARRIS OAKMARK INTERNATIONAL PORTFOLIO

The Harris Oakmark International Portfolio's investment objective is to seek long-term capital appreciation.

MFS RESEARCH INTERNATIONAL PORTFOLIO

The MFS Research International Portfolio's investment objective is capital appreciation.

PIMCO PEA INNOVATION PORTFOLIO (FORMERLY PIMCO INNOVATION PORTFOLIO)

The PIMCO PEA Innovation Portfolio's investment objective is to seek capital appreciation; no consideration is given to income.

AMERICAN FUNDS INSURANCE SERIES: Currently, there are 3 Funds of the American Funds Insurance Series that are Eligible Funds under Contracts offered by this prospectus. Availability of these Funds is subject to any necessary state insurance department approvals.

AMERICAN FUNDS GROWTH-INCOME FUND

The American Funds Growth-Income Fund's investment objective is to seek capital appreciation and income.

AMERICAN FUNDS GROWTH FUND

The American Funds Growth Fund's investment objective is to seek capital appreciation through stocks.

AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION FUND

The American Funds Global Small Capitalization Fund's investment objective is to seek capital appreciation through stocks.

VARIABLE INSURANCE PRODUCTS FUND: Currently, there are two Portfolios of VIP that are Eligible Funds under the Contracts offered by this prospectus.

VIP EQUITY-INCOME PORTFOLIO

The VIP Equity-Income Portfolio seeks reasonable income.

VIP OVERSEAS PORTFOLIO

The VIP Overseas Portfolio seeks long-term growth of capital.

INVESTMENT ADVICE

MetLife Advisers, an affiliate of the Company, serves as Investment Adviser for each Portfolio of the Metropolitan Fund. The chart below shows the Subadviser of each Portfolio. MetLife Advisers oversees and recommends the hiring or replacement of its Subadvisers and is ultimately responsible for the investment performance of these Eligible Funds. Each Subadviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940.

Portfolio                                          Sub-adviser
---------                                          -----------
State Street Research Money Market                 State Street Research & Management Company
Salomon Brothers U.S. Government                   Salomon Brothers Asset Management Inc
State Street Research Bond Income                  State Street Research & Management Company
Lehman Brothers Aggregate Bond Index               Metropolitan Life Insurance Company
Salomon Brothers Strategic Bond Opportunities/(1)/ Salomon Brothers Asset Management Inc
MFS Total Return                                   Massachusetts Financial Services Company
State Street Research Diversified                  State Street Research & Management Company
Davis Venture Value                                Davis Selected Advisers, L.P/(2)/
FI Value Leaders                                   Fidelity Management & Research Company
Harris Oakmark Large Cap Value                     Harris Associates L.P.
State Street Research Large Cap Value              State Street Research & Management Company
MetLife Stock Index                                Metropolitan Life Insurance Company
MFS Investors Trust                                Massachusetts Financial Services Company
State Street Research Investment Trust             State Street Research & Management Company
Met/Putnam Voyager                                 Putnam Investment Management, LLC
Zenith Equity/(3)/                                 N/A/(3)/
State Street Research Large Cap Growth/(4)/        State Street Research & Management Company/(4)/
T. Rowe Price Large Cap Growth                     T. Rowe Price Associates, Inc.
Harris Oakmark Focused Value                       Harris Associates L.P.
Neuberger Berman Partners Mid Cap Value            Neuberger Berman Management Inc.
FI Mid Cap Opportunities/(5)/                      Fidelity Management & Research Company/(6)/
MetLife Mid Cap Stock Index                        Metropolitan Life Insurance Company
State Street Research Aggressive Growth            State Street Research & Management Company
State Street Research Aurora                       State Street Research & Management Company
Loomis Sayles Small Cap                            Loomis Sayles & Company, L.P.
Russell 2000 Index                                 Metropolitan Life Insurance Company
Franklin Templeton Small Cap Growth                Franklin Advisers, Inc.
T. Rowe Price Small Cap Growth                     T. Rowe Price Associates, Inc.
Scudder Global Equity                              Deutsche Investment Management Americas Inc.
FI International Stock/(7)/                        Fidelity Management & Research Company/(7)/
Morgan Stanley EAFE Index                          Metropolitan Life Insurance Company

----------
/(1)/ The Salomon Brothers Strategic Bond Opportunities Portfolio also receives certain investment subadvisory services from Citigroup Asset Management Limited, a London-based affiliate of Salomon Brothers Asset Management Inc.

/(2)/ Davis Selected Advisers, L.P. may delegate any of its responsibilities to Davis Selected Advisers--NY, Inc., a wholly-owned subsidiary.

/(3)/ The Zenith Equity Portfolio is a "fund of funds" that invests equally in three other portfolios of the Metropolitan Fund--the FI Structured Equity Portfolio, the Jennison Growth Portfolio and the Capital Guardian U.S. Equity Portfolio. Fidelity Management & Research Company is the subadviser to the FI Value Leaders Portfolio, Jennison Associates, LLC is the subadviser to the Jennison Growth Portfolio and Capital Guardian Trust Company is the subadviser to the Capital Guardian U.S. Equity Portfolio.

/(4)/ Effective May 1, 2004, Alger Equity Growth Portfolio changed its name to
      State Street Research Large Cap Growth Portfolio and State Street Research and Management Company replaced Fred Alger Management Inc. as subadviser.

/(5)/ On or about April 30, 2004, the FI Mid Cap Opportunities Portfolio that had been offered as an Eligible Fund up to that date merged with and into the Janus Mid Cap Portfolio, which was then renamed the FI Mid Cap Opportunities Portfolio.

/(6)/ Prior to May 1, 2004, Janus Capital Management LLC was the subadviser to this Portfolio (see footnote (5)).

/(7)/ Effective December 16, 2003, Putnam International Stock Portfolio changed its name to FI International Stock Portfolio and Fidelity Management & Research Company replaced Putnam Investment Management, LLC as subadviser.

For more information regarding the Investment Adviser and the Subadviser of the Metropolitan Series Fund Portfolios, see the Statement of Additional Information for the Contracts, and also see the Metropolitan Series Fund prospectus attached at the end of this prospectus and its Statement of Additional Information.

Met Investors Advisory LLC (formerly Met Investors Advisory Corp.) is an affiliate of the Company and is the Manager (i.e. investment adviser) for the Met Investors Series Trust Portfolios. Each of the Met Investors Series Trust Portfolios also has an Adviser (i.e. subadviser). Lord, Abbett & Co. is the Adviser to the Lord Abbett Bond Debenture Portfolio. Pacific Investment Management Company LLC, a subsidiary of Allianz Dresdner Asset Management of America L.P. ("ADAM LP") is the Adviser to the PIMCO Total Return Portfolio. AIM Capital Management, Inc. is the Adviser to the Met/AIM Mid Cap Core Equity and Met/AIM Small Cap Growth Portfolios. Massachusetts Financial Services Company is the Adviser to the MFS Research International Portfolio. T. Rowe Price Associates, Inc. is the Adviser to the T. Rowe Price Mid-Cap Growth Portfolio. PEA Capital LLC (formerly PIMCO Equity Advisors, LLC) is the Adviser to the PIMCO PEA Innovation Portfolio. Janus Capital Management LLC is the Adviser to the Janus Aggressive Growth Portfolio. Harris Associates L.P. is the Adviser to the Harris Oakmark International Portfolio. Neuberger Berman Management Inc. is the Adviser to the Neuberger Berman Real Estate Portfolio. For more information regarding the Manager or Adviser of the Met Investors Series Trust Portfolios, see the Statement of Additional Information about the Contracts, and also see the Met Investors Series Trust prospectus attached at the end of this prospectus and its Statement of Additional Information.

Capital Research and Management Company is the Investment Adviser for the American Funds Insurance Series Funds. For more information about the investment adviser, see the American Funds Insurance Series prospectus attached at the end of this prospectus and its Statement of Additional Information.

The VIP Equity-Income Portfolio and the VIP Overseas Portfolio receive investment advice from Fidelity Management & Research Company. More complete information on the VIP Equity-Income and VIP Overseas Portfolios of the Variable Insurance Products Fund is contained in the attached prospectus of that Fund, which you should read carefully before investing, as well as in the Variable Insurance Products Fund's Statement of Additional Information, which may be obtained free of charge by writing to Fidelity Distributors Corporation, 82 Devonshire Street, Boston, Massachusetts, 02109 or telephoning 1-800-356-5015.

You can also get information about the Metropolitan Fund, Met Investors Series Trust, American Funds Insurance Series or the Variable Insurance Products Fund (including a copy of the Statement of Additional Information) by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

An Investment Adviser or subadviser of an Eligible Fund or its affiliates may compensate the Company and/or certain affiliates for administrative or other services relating to the Eligible Funds. The amount of this compensation is based on a percentage of assets of the Eligible Funds attributable to the Contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some Advisers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50% of assets. We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all premiums allocated to the American Funds Growth Fund, the American Funds Growth-Income Fund, and the American Funds Global Small Capitalization Fund for the services it provides in marketing the Funds' shares in connection with the Contract.

SHARE CLASSES OF THE ELIGIBLE FUNDS

The Eligible Funds offer various classes of shares, each of which has a different level of expenses. Attached prospectuses for the Eligible Funds may provide information for share classes that are not available through the Contract. When you consult the attached prospectus for any Eligible Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Contract. The following classes of shares are available under the Contract:

..    For the Metropolitan Fund we offer Class A shares of the State Street
                                        ----- -
     Research Money Market, Salomon Brothers Strategic Bond Opportunities, Salomon Brothers U.S. Government, State Street Research Bond Income, MFS Total Return (for Contracts issued before May 1, 1995 and Contracts in the annuity phase issued on and after May 1, 1995), State Street Research Large Cap Growth, Zenith Equity, Davis Venture Value, FI Value Leaders, Harris Oakmark Focused Value, Loomis Sayles Small Cap, MFS Investors Trust, MetLife Stock Index (for Contracts issued before May 1, 1995 and Contracts in the annuity phase issued on and after May 1, 1995), Met/Putnam Voyager, FI International Stock and State Street Research Aurora Portfolios; Class B
                                                                         ----- -
     shares of the FI Mid Cap Opportunities, Lehman Brothers Aggregate Bond Index, MetLife Mid Cap Stock Index, MetLife Stock Index (for Contracts issued after May 1, 1995 in the accumulation phase), Neuberger Berman Partners Mid Cap Value, Franklin Templeton Small Cap Growth, Morgan Stanley EAFE Index, Russell 2000 Index, State Street Research Investment Trust, T. Rowe Price Large Cap Growth, T. Rowe Price Small Cap Growth, Scudder Global Equity, State Street Research Aggressive Growth and State Street Research Diversified Portfolios; and Class E shares of the Harris Oakmark Large Cap
                                 ----- -
     Value, State Street Research Large Cap Value and MFS Total Return (for Contracts issued on or after May 1, 1995 in the accumulation phase) Portfolios.

..    For the Met Investors Series Trust, we offer Class B shares for all
                                                  ----- -
     Portfolios except the Harris Oakmark International Portfolio which is Class E.

..    For the American Funds Insurance Series, we offer Class 2 shares only.
                                                       ----- -
..    For VIP, we offer Initial Class only.
                       ------- -----
Additionally, shares of the Eligible Funds may be offered to insurance company separate accounts of both variable annuity and variable life insurance contracts and to Qualified Plans. Due to differences in tax treatment and other considerations, the interests of various contractowners participating in, and the interests of Qualified Plans investing in the Eligible Funds may conflict. The Eligible Funds will monitor events in order to identify the existence of any material irreconcilable conflicts and determine what action, if any, should be taken in response to any such conflict.

SUBSTITUTION OF INVESTMENTS

If investment in the Eligible Funds or a particular Fund is no longer possible or in the judgment of the Company becomes inappropriate for the purposes of the Contract or for any other reason in our sole discretion, the Company may substitute another Eligible Fund or Funds without your consent. The substituted fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future purchase payments, or both, for some or all classes of Contracts. However, no such substitution will be made without any necessary approval of the Securities and Exchange Commission. Furthermore, we may close sub-accounts to allocation of purchase payments or Contract Value, or both, for some or all classes of Contracts at any time in our sole discretion. If automatic allocations (such as dollar cost averaging, asset rebalancing or purchase payments made through our automated payment program) are being made to a sub-account that is closed or no longer available due to an Eligible Fund liquidation, and if you do not give us other instructions, then any amounts that would have gone into the closed sub-account will be allocated to the State Street Research Money Market Sub-account.

TRANSFER PRIVILEGE

--GENERAL

The Company currently allows an unlimited number of free transfers per Contract Year prior to annuitization. The Company reserves the right to impose a charge of $10 on each transfer in excess of four per year and to limit the number of transfers. Currently, after variable annuity payments have commenced, you may make one transfer per year without the consent of the Company, and the Fixed Account is not available under variable payment options. All transfers are subject to the requirement that the amount of Contract Value transferred be at least $25 (or, if less, the amount of Contract Value held in the sub-account from which the transfer is made) and that, after the transfer is effected, Contract Value be allocated among not more than ten accounts, including the Fixed Account. Transfers will be accomplished at the relative net asset values per share of the particular Eligible Funds next determined after the request is received by the Company's Designated Office. See "Requests and Elections" for information regarding transfers made by written request, by telephone or by fax.

Transfers out of the Fixed Account are limited as to timing, frequency and
--------------------------------------------------------------------------
amount.
-------

--MARKET TIMING

We have policies and procedures that attempt to detect transfer activity that may adversely affect other Contract Owners or Eligible Fund shareholders in situations where there is potential for pricing inefficiencies or that involve relatively large single or grouped transactions by one or more Contract Owners (i.e., market timing). We employ various means to try to detect such transfer activity, such as periodically examining the number of transfers and/or the number of "round trip" transfers into and out of particular subaccounts made by Contract Owners within given periods of time and/or investigating transfer activity identified by our Annuity Administrative Office or the Eligible Funds on a case-by-case basis. We may revise these policies and procedures in our sole discretion at any time without prior notice.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective. Our ability to detect such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Contract Owners to avoid such detection. Our ability to restrict such transfer activity may be limited by provisions of the Contract. We apply our policies and procedures without exception, waiver, or special arrangement, although we may vary our policies and procedures among our variable contracts and subaccounts and may be more restrictive with regard to certain contracts or subaccounts than others. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Contract Owners or Eligible Fund shareholders. In addition, we cannot guarantee that the Eligible Funds will not be harmed by transfer activity related to other insurance companies and/or retirement plans that may invest in the Eligible Funds.

Our policies and procedures may result in restrictions being applied to Contract Owner(s). These restrictions may include:

..    requiring you to send us by U.S. mail a signed, written request to make transfers;

..    establishing an earlier submission time for telephone or facsimile requests than for written requests;

..    limiting the number of transfers you may make each Contract Year;

..    charging a transfer or collecting a Fund redemption fee;

..    denying a transfer request from an authorized third party acting on behalf of multiple Contract Owners; and

..    imposing other limitations and modifications where we determine that exercise of the transfer privilege may create a disadvantage to other Contract Owners.

If restrictions are imposed on a Contract Owner, we will reverse upon discovery any transaction inadvertently processed in contravention of such restrictions.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Eligible Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities. You should read the Eligible Fund prospectuses for more details.

SUSPENSION OF PAYMENTS

Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your account. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, loans or death benefits, make transfers, annuitize or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you or your Contract to government regulators.

REQUESTS AND ELECTIONS

We will treat your request for a Contract transaction, or your submission of a purchase payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Annuity Administrative Office before the close of regular trading on the New York Stock Exchange on that day. If we receive it after that time, or if the New York Stock Exchange is not open that day, then we will treat it as received on the next day when the New York Stock Exchange is open. Our designated Annuity Administrative Office is New England Life Insurance Company, c/o Annuity Administrative Office, P.O. Box 14594, Des Moines, IA 50306-3594.

Requests for sub-account transfers, address changes or reallocation of future purchase payments may be made:

..    By telephone (1-800-435-4117), between the hours of 9:00 a.m. and 4:00 p.m.
     Eastern Time

..    Through your Registered Representative

..    In writing to New England Life Insurance Company, c/o Annuity
     Administrative Office, P.O. Box 14594 Des Moines, IA 50306-3594; or

..    By fax (515) 457-4301

If we have not received your request by 4:00 p.m. Eastern Time, even if due to our delay (such as any delay in answering your telephone call), we will treat your request as having been received on the following business day.

All other requests must be in written form, satisfactory to us. Any request for a withdrawal, transfer, or reallocation over the telephone or by fax, may be subject to certain limitations. See "Transfer Privilege--Market Timing" for additional information on such limitations. We may stop offering telephone or fax transactions at any time in our sole discretion.

We will use reasonable procedures such as requiring certain identifying information, tape recording the telephone instructions, and providing written confirmation of the transaction, in order to confirm that instructions communicated by telephone or fax are genuine. However, because telephone transactions may be available to anyone who provides certain information about you and your Contract, you should protect that information. We may not be able to verify that you are the person providing telephone instructions, or that you have authorized any such person to act for you. Any telephone or fax instructions reasonably believed by us to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this policy, you will bear the risk of loss. If we do not employ reasonable procedures to confirm that instructions communicated by telephone or fax are genuine, we may be liable for any losses due to unauthorized or fraudulent transactions.

All other requests and elections under your Contract must be in writing signed by the proper party, must include any necessary documentation and must be received at our Annuity Administrative Office to be effective. If acceptable to us, requests or elections relating to Beneficiaries and ownership will take effect as of the date signed unless we have already acted in reliance on the prior status. We are not responsible for the validity of any written request or election.

Telephone, facsimile, and computer systems may not always be available. Any telephone, facsimile or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience technical difficulties or problems, you should make your request in writing to the Company's Annuity Administrative Office as described above.

A recording of daily unit values is available by calling 1-800-333-2501.

We do not currently offer Internet transactions capability to Contract Owners, but may do so in the future. We will notify you if we begin to offer Internet transactions.

                 RETIREMENT PLANS OFFERING FEDERAL TAX BENEFITS

The Federal tax laws provide for a variety of retirement plans offering tax benefits. These plans, which may be funded through the purchase of the individual variable annuity contracts offered in this prospectus, include:

1. Plans qualified under Section 401(a), 401(k), or 403(a) ("Qualified Plans") of the Internal Revenue Code (the "Code"). (At this time, the Contracts are only available on a limited basis to plans qualified under Section 401(k). Contracts are not being offered to 401(k) plans unless such plans already own Contracts on participants.);

2. Annuity purchase plans adopted by public school systems and certain tax-exempt organizations pursuant to Section 403(b) of the Code ("TSA Plans") which are funded solely by salary reduction contributions and which are not otherwise subject to ERISA. (The Contracts are no longer being offered through TSA Plans that are subject to ERISA.);

3. Individual retirement accounts adopted by or on behalf of individuals pursuant to Section 408(a) of the Code and individual retirement annuities purchased pursuant to Section 408(b) of the Code (both of which may be referred to as "IRAs"), including simplified employee pension plans, which are specialized IRAs that meet the requirements of Section 408(k) of the Code ("SEPs" and "SARSEPs"). SARSEPs are only allowed if owned prior to January 1, 1997;

4. Roth Individual Retirement Accounts under Section 408A of the Code ("Roth IRAs"). (In some states Roth IRAs are available under this Contract only if you have an existing IRA.)

5. Eligible deferred compensation plans (within the meaning of Section 457 of the Code) for employees of state and local governments and tax-exempt organizations ("Section 457 Plans"); and

6. Governmental plans (within the meaning of Section 414(d) of the Code) for governmental employees, including Federal employees ("Governmental Plans").

An investor should consult a qualified tax or other advisor as to the suitability of a Contract as a funding vehicle for retirement plans qualifying for tax benefited treatment, as to the rules underlying such plans and as to the state and Federal tax aspects of such plans. In addition, because the underlying
                                             -----------------------------------
tax-favored retirement plan itself provides tax deferral, whether or not a
--------------------------------------------------------------------------
variable annuity is purchased, you should consider whether the features and
---------------------------------------------------------------------------
benefits unique to variable annuities are appropriate for your needs when
-------------------------------------------------------------------------
purchasing a Qualified Contract. At this time, the Contracts are not being
--------------------------------
offered to plans qualified under Section 401(k) of the Code unless such plans already own Contracts on participants, and are no longer being offered through TSA Plans that are subject to ERISA. The Company will not provide all the administrative support appropriate for 401(k) plans or TSA Plans subject to ERISA. Accordingly, the Contract should NOT be purchased for use with such plans.

For any tax qualified account (e.g. 401(k) plan or IRA), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring an annuity contract within a qualified plan.

A summary of the Federal tax laws regarding contributions to, and distributions from, the above tax benefited retirement plans may be found below under the heading "Federal Income Tax Considerations--Taxation of Qualified Contracts." It should be understood that should a tax benefited retirement plan lose its qualification for tax-exempt status, employees will lose some of the tax benefits described herein.

In the case of certain TSA Plans under Section 403(b)(1) of the Code, IRAs purchased under Section 408(b) of the Code and Roth IRAs under Section 408A of the Code, the individual variable annuity contracts offered in this prospectus comprise the retirement "plan" itself. These Contracts will be endorsed, if necessary, to comply with Federal and state legislation governing such plans, and such endorsements may alter certain Contract provisions described in this prospectus. Refer to the Contracts and any endorsements for more complete information.

                        FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax advisor. No attempt is made to consider any applicable state tax or other tax laws, or to address any federal estate, or state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract.

When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money--generally for retirement purposes. Under current federal income tax law, the taxable portion of distributions from variable annuity contracts is taxed at ordinary income tax rates and does not qualify for the reduced tax rate applicable to long-term capital gains and dividends. If you invest in a variable annuity as part of an individual retirement plan, pension plan or employer-sponsored retirement program, your contract is called a Qualified Contract. If your annuity is independent of any formal retirement or pension plan, it is termed a Non-Qualified Contract. The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan.

Under current federal income tax law, the taxable portion of distributions under qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and qualifying dividends.

TAXATION OF NON-QUALIFIED CONTRACTS

Non-Natural Person. If a non-natural person (e.g., a corporation or a trust) owns a Non-Qualified Contract, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the Contract (generally, the premiums or other consideration paid for the Contract) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

The following discussion generally applies to Contracts owned by natural persons.

Withdrawals. When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the account value immediately before the distribution over the Owner's investment in the Contract (generally, the premiums or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the Owner's investment in the Contract.

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total account balance or accrued benefit under the retirement plan. The "investment in the contract" generally equals the amount of any non-deductible Purchase Payments paid by or on behalf of any individual. In many cases, the "investment in the contract" under a Qualified Contract can be zero.

Penalty Tax on Certain Withdrawals. In the case of a distribution (or a deemed distribution) from a Non-Qualified Contract, there may be imposed a federal tax penalty (in addition to ordinary income tax) equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

..    made on or after the taxpayer reaches age 59 1/2;

..    made on or after the death of an Owner;

..    attributable to the taxpayer's becoming disabled;

..    made as part of a series of substantially equal periodic payment (at least annually) for the life (or life expectancy) of the taxpayer or the joint lives (or life expectancies) of the taxpayer and his or her designated beneficiary; or

..    under certain single premium immediate annuities providing for substantially equal payments made at least annually and where the annuity date is no later than one year from the date of purchase.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult a tax adviser with regard to exceptions from the penalty tax.

Annuity Payments. Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of any annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

The IRS has not furnished explicit guidance as to how the excludable amount is to be determined each year under variable income annuities that permit transfers between investment sub-accounts after the annuity starting date. Consult your own tax advisor.

Taxation of Death Benefit Proceeds. Amounts may be distributed from a Contract because of your death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or
(ii) if distributed under a payout option, they are taxed in the same way as annuity payments. See the Statement of Additional Information as well as "Payment on Death Prior to Annuitization" in the prospectus for a general discussion on the federal income tax rules applicable to how death benefits must be distributed.

Transfers, Assignments or Exchanges of a Contract. Where otherwise permitted under the terms of the Contract, a transfer or assignment of ownership of a Contract, the designation or change of an annuitant, the selection of certain maturity dates, or the exchange of a Contract may result in certain adverse tax consequences to you that are not discussed herein. An owner contemplating any such transfer, assignment, exchange, or event should consult a tax advisor as to the tax consequences.

Withholding. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

Multiple Contracts. All non-qualified deferred annuity Contracts that are issued by us (or our affiliates) to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in such Owner's income when a taxable distribution occurs.

Further Information. We believe that the Contracts will qualify as annuity contracts for Federal income tax purposes and the above discussion is based on that assumption. Further details can be found in the Statement of Additional Information under the heading "Tax Status of the Contracts."

TAXATION OF QUALIFIED CONTRACTS

The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Contract comply with the law.

Individual Retirement Accounts (IRA's), as defined in Section 408 of the Internal Revenue Code (Code), permit individuals to make annual contributions of up to the lesser of the applicable dollar amount for the year (for 2004, $3,000 plus, for Owner's age 50 or older, $500) or the amount of compensation includible in the individual's gross income for the year. The contributions may be deductible in whole or in part, depending on the individual's income. If contributions are being made under a SEP or SARSEP plan of your employer, additional amounts may be contributed as permitted by the Code and the terms of the employer's plan. Distributions from certain retirement plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than non-deductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 591/2, unless an exception applies. THE CONTRACT HAS BEEN SUBMITTED TO THE INTERNAL REVENUE SERVICE FOR A DETERMINATION AS TO ITS QUALIFICATION AS AN IRA. CONSULT A TAX ADVISER.

SIMPLE IRA's permit certain small employers to establish SIMPLE plans as provided by Section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a percentage of compensation up to $9,000 for 2004. The sponsoring employer is generally required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRA's are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59-1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the plan.

Roth IRAs, as described in Code section 408A, permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax, and other special rules apply. The Owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59-1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

Corporate pension and profit-sharing plans under Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant or both may result if the Contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the Contract.

Tax Sheltered Annuities under section 403(b) of the Code allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (social security) tax. Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988;
(2) earnings on those contributions; and (3) earnings on amounts held as of the last year beginning before January 1, 1989, are not allowed prior to age 59-1/2, severance from employment, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.

Section 457(b) Plans: an eligible section 457 plan, while not actually providing for a qualified plan as that term is normally used, provides for certain eligible deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The Contract can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. Under a non-governmental plan, all such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer which must be a tax-exempt entity under Section 501(c) of the Code. In general, all amounts received under a non-governmental Section 457(b) plan are taxable and are subject to federal income tax withholding as wages.

Loans. IF YOUR QUALIFIED PLAN OR TSA PLAN CONTRACT PERMITS LOANS, THE AMOUNT OF SUCH LOANS, THE REPAYMENT TERMS AND THE TREATMENT OF DEFAULTS ARE SUBJECT TO LIMITATIONS AND RULES UNDER SECTION 72(P) OF THE CODE AND THE REGULATIONS THEREUNDER. THE TERMS OF YOUR LOAN WILL BE GOVERNED BY YOUR LOAN AGREEMENT AND THE REQUIREMENTS OF THE TAX LAW (AND ERISA, WHERE APPLICABLE). FAILURE TO SATISFY THESE REQUIREMENTS WILL RESULT IN ADVERSE TAX CONSEQUENCES. CONSULT YOUR TAX ADVISER PRIOR TO APPLYING FOR A LOAN.

Other Tax Issues. Qualified Contracts (including Contracts under Section 457(b) plans) have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax adviser for more information about these distribution rules. Failure to meet such rules generally results in the imposition of a 50% excise tax on the amount which should have been, but was not, distributed.

Distributions from Qualified Contracts generally are subject to withholding for the Owner's Federal income tax liability. The withholding rate varies according to the type of distribution and the Owner's tax status. The Owner will be provided the opportunity to elect not to have tax withheld from distributions.

Taxable "eligible rollover distributions" from section 401(a), 403(a), 403(b) and governmental Section 457(b) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee (or employee's spouse or former spouse as beneficiary or alternate payee) from such a plan, except certain distributions such as distributions required by the Code, distributions in a specified annuity form, or hardship distributions. The 20% withholding does not apply, however, if the employee chooses a "direct rollover" from the plan to a tax-qualified plan, IRA or tax sheltered annuity or to a governmental 457 plan that agrees to separately account for rollover contributions.

Foreign Tax Credits. To the extent permitted under the federal income tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain of the Eligible Funds to foreign jurisdictions.

POSSIBLE TAX LAW CHANGES

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity Contract Owners currently receive. We make no guarantee regarding the tax status of any Contract and do not intend the above discussion as tax advice.

                            DISTRIBUTION OF CONTRACTS

We have entered into a distribution agreement with our affiliate, New England Securities Corporation ("Distributor"), for the distribution and sale of the Contracts. Distributor offers the Contracts through its sales representatives. Distributor may also enter into selling agreements with other affiliated broker-dealers ("selling firms") for the sale of the Contracts. We pay commissions to Distributor for sales of the Contracts by its sales representatives, as well as selling firms. Certain of the Eligible Funds make payments to Distributor under their distribution plans in consideration of services provided and expenses incurred by Distributor in distributing Fund shares (see "Expense Tables" and the Eligible Fund prospectuses). These payments range from 0.15% to 0.25% of Variable Account assets invested in a particular Eligible Fund. Distributor may also receive brokerage commissions on securities transactions initiated by an investment adviser of an Eligible Fund.

The maximum commission payable for Contract sales by Distributor's sales representatives is 8% of purchase payments. Some sales representatives may elect to receive no or a lower commission when a purchase payment is made along with a quarterly payment based on Contract Value for so long as the Contract remains in effect. We also pay for Distributor's operating and other expenses, including the following sales expenses: sales representative training allowances; compensation and bonuses for the Distributor's management team; advertising expenses; and all other expenses of distributing the Contracts. Distributor pays its sales representatives all of the commissions received for their sales of Contracts; it does not retain any portion of those commissions. We do not currently but reserve the right to pay lower commissions on purchase payments allocated to the Fixed Account and/or Guaranteed Account than we do for purchase payments allocated to the Variable Account. All or a portion of commissions may be returned if the Contract is not continued through the first Contract Year.

Because registered representatives of Distributor and their managers are also agents of the Company, they are eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation programs that the Company offers, such as conferences, trips, prizes, and awards. In addition, Distributor's sales representatives who meet certain productivity, persistency, and length of service standards and/or their managers may be eligible for additional compensation. Other payments may be made for other services that do not directly involve the sale of the Contracts. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

The commissions payable for Contract sales by selling firms will not exceed that described above. Selling firms pay their sales representatives all or a portion of the commissions received for their sales of Contracts; some firms may retain a portion of commissions. Sales representatives and their managers are also eligible for various cash benefits and non-cash compensation items (as described above) that we may provide jointly with affiliated selling firms.

A portion of the payments made to selling firms may be passed on to their sales representatives in accordance with their internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Ask your sales representative for further information about what your sales representative and the selling firm for which he or she works may receive in connection with your purchase of a Contract.

Commissions and other incentives or payments described above are not charged directly to Contract Owners or the Variable Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the Contract.

                                LEGAL PROCEEDINGS

MetLife, like other life insurance companies, is involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, MetLife believes that, as of the date of this prospectus, there are no pending or threatened lawsuits that will have a materially adverse impact on it, the Variable Account or New England Securities.

                              FINANCIAL STATEMENTS

Financial statements for the Variable Account and Metropolitan Life Insurance Company are included in the Statement of Additional Information, a copy of which can be obtained by writing to New England Securities Corporation at 501 Boylston Street, Boston, Massachusetts 02116 or telephoning 1-800-356-5015.

                            ACCUMULATION UNIT VALUES
          (FOR AN ACCUMULATION UNIT OUTSTANDING THROUGHOUT THE PERIOD)

                        THE NEW ENGLAND VARIABLE ACCOUNT
                         CONDENSED FINANCIAL INFORMATION

Set forth below are accumulation unit values through December 31, 2003 for each Sub-account of The New England Variable Account.

                              STATE STREET
                                RESEARCH
                              MONEY MARKET
                               SUB-ACCOUNT
                              ------------
                                9/29/88*      1/1/89      1/1/90      1/1/91      1/1/92       1/1/93      1/1/94
                                   TO           TO          TO          TO          TO           TO          TO
                                12/31/88     12/31/89    12/31/90    12/31/91    12/31/92     12/31/93    12/31/94
                              ------------  ----------  ----------  ----------  ----------  -----------  ----------
Accumulation Unit Value at
  beginning of period.......        1.384        1.408       1.518       1.620       1.697        1.738       1.766
Accumulation Unit Value at
  end of period.............        1.408        1.518       1.620       1.697       1.738        1.766       1.811
Number of Accumulation Units
  outstanding at end of
  period....................      915,605    7,661,069  21,629,006  26,332,938  26,759,532   25,016,975  30,220,356

                                1/1/95      1/1/96      1/1/97      1/1/98      1/1/99      1/1/00      1/1/01
                                  TO          TO          TO          TO          TO          TO          TO
                               12/31/95    12/31/96    12/31/97    12/31/98    12/31/99    12/31/00    12/31/01
                              ----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
  beginning of period.......       1.811       1.889       1.959       2.036       2.114       2.190       2.295
Accumulation Unit Value at
  end of period.............       1.889       1.959       2.036       2.114       2.190       2.295       2.353
Number of Accumulation Units
  outstanding at end of
  period....................  33,015,018  33,412,517  26,785,902  33,716,959  36,481,209  31,587,553  29,851,477

                                                         SALOMON
                                                        BROTHERS
                                                        STRATEGIC
                                                          BOND
                                                      OPPORTUNITIES
                                                       SUB-ACCOUNT
                                                      -------------
                                1/1/02      1/1/03      10/31/94*      1/1/95     1/1/96      1/1/97      1/1/98
                                  TO          TO           TO            TO         TO          TO          TO
                               12/31/02    12/31/03     12/31/94      12/31/95   12/31/96    12/31/97    12/31/98
                              ----------  ----------  -------------  ---------  ----------  ----------  ----------
Accumulation Unit Value at
  beginning of period.......       2.353       2.355         1.000       0.984       1.159       1.307       1.433
Accumulation Unit Value at
  end of period.............       2.355       2.342         0.984       1.159       1.307       1.433       1.442
Number of Accumulation Units
  outstanding at end of
  period....................  29,978,273  18,712,117     1,124,133   6,132,563  15,034,554  23,074,669  24,945,159

                                                                                            SALOMON
                                                                                           BROTHERS
                                                                                             U.S.
                                                                                          GOVERNMENT
                                                                                          SUB-ACCOUNT
                                                                                          -----------
                                1/1/99      1/1/00      1/1/01       1/1/02     1/1/03     10/31/94*    1/1/95
                                  TO          TO          TO           TO         TO          TO          TO
                               12/31/99    12/31/00    12/31/01     12/31/02   12/31/03    12/31/94    12/31/95
                              ----------  ----------  ----------  ----------  ----------  -----------  ---------
Accumulation Unit Value at
  beginning of period.......       1.442       1.443       1.527       1.609       1.740      1.000        1.004
Accumulation Unit Value at
  end of period.............       1.443       1.527       1.609       1.740       1.933      1.004        1.139
Number of Accumulation Units
  outstanding at end of
  period....................  20,278,882  16,337,092  14,811,810  12,769,969  12,195,522    910,020    4,495,184

----------
*  Date these Sub-accounts were first available.

                                1/1/96     1/1/97     1/1/98      1/1/99      1/1/00     1/1/01      1/1/02
                                  TO         TO         TO          TO          TO         TO          TO
                               12/31/96   12/31/97   12/31/98    12/31/99    12/31/00   12/31/01    12/31/02
                              ---------  ---------  ----------  ----------  ---------  ----------  ----------
Accumulation Unit Value at
  beginning of period.......      1.139      1.161       1.242       1.319      1.304       1.421       1.496
Accumulation Unit Value at
  end of period.............      1.161      1.242       1.319       1.304      1.421       1.496       1.593
Number of Accumulation Units
  outstanding at end of
  period....................  5,785,148  8,616,135  12,796,204  10,314,952  8,874,230  10,827,033  14,892,461

                                          STATE STREET
                                            RESEARCH
                                           BOND INCOME
                                           SUB-ACCOUNT
                                          ------------
                                1/1/03      10/5/88*      1/1/89     1/1/90      1/1/91      1/1/92      1/1/93
                                  TO           TO           TO         TO          TO          TO          TO
                               12/31/03     12/31/88     12/31/89   12/31/90    12/31/91    12/31/92    12/31/93
                              ----------  ------------  ---------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
  beginning of period.......       1.593       1.631        1.634       1.810       1.930       2.247       2.398
Accumulation Unit Value at
  end of period.............       1.598       1.634        1.810       1.930       2.247       2.398       2.664
Number of Accumulation Units
  outstanding at end of
  period....................  11,075,788     299,002    4,287,540  10,139,527  17,797,335  28,871,719  41,939,487

                                1/1/94      1/1/95      1/1/96      1/1/97      1/1/98      1/1/99      1/1/00
                                  TO          TO          TO          TO          TO          TO          TO
                               12/31/94    12/31/95    12/31/96    12/31/97    12/31/98    12/31/99    12/31/00
                              ----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
  beginning of period.......       2.664       2.540       3.037       3.134       3.429       3.689       3.622
Accumulation Unit Value at
  end of period.............       2.540       3.037       3.134       3.429       3.689       3.622       3.865
Number of Accumulation Units
  outstanding at end of
  period....................  41,657,182  42,231,987  41,138,874  37,260,367  38,630,894  32,707,422  25,348,903

                                                                   MFS TOTAL
                                                                    RETURN
                                                                  SUB-ACCOUNT
                                                                  CLASS A(1)
                                                                  -----------
                                1/1/01      1/1/02      1/1/03      9/21/88*     1/1/89     1/1/90      1/1/91
                                  TO          TO          TO           TO          TO         TO          TO
                               12/31/01    12/31/02    12/31/03     12/31/88    12/31/89   12/31/90    12/31/91
                              ----------  ----------  ----------  -----------  ---------  ----------  ----------
Accumulation Unit Value at
  beginning of period.......       3.865       4.149       4.439      1.042        1.063       1.250       1.272
Accumulation Unit Value at
  end of period.............       4.149       4.439       4.636      1.063        1.250       1.272       1.508
Number of Accumulation Units
  outstanding at end of
  period....................  25,107,756  21,965,782  17,110,556    731,349    9,179,207  18,099,540  26,478,398

                                1/1/92      1/1/93      1/1/94      1/1/95      1/1/96      1/1/97      1/1/98
                                  TO          TO          TO          TO          TO          TO          TO
                               12/31/92    12/31/93    12/31/94    12/31/95    12/31/96    12/31/97    12/31/98
                              ----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
  beginning of period.......       1.508       1.588       1.733       1.691       2.190       2.485       3.103
Accumulation Unit Value at
  end of period.............       1.588       1.733       1.691       2.190       2.485       3.103       3.664
Number of Accumulation Units
  outstanding at end of
  period....................  41,588,546  60,696,659  61,961,278  56,145,463  52,130,165  48,490,618  42,358,784

                                                                                           MFS TOTAL
                                                                                            RETURN
                                                                                          SUB-ACCOUNT
                                                                                          CLASS A(2)
                                                                                          -----------
                                1/1/99      1/1/00      1/1/01      1/1/02      1/1/03     10/31/94*     1/1/95
                                  TO          TO          TO          TO          TO          TO           TO
                               12/31/99    12/31/00    12/31/01    12/31/02    12/31/03    12/31/94     12/31/95
                              ----------  ----------  ----------  ----------  ----------  -----------  ----------
Accumulation Unit Value at
  beginning of period.......       3.664       3.975       3.789       3.596       3.357       1.000        0.997
Accumulation Unit Value at
  end of period.............       3.975       3.789       3.596       3.357       3.875       0.997        1.227
Number of Accumulation Units
  outstanding at end of
period......................  37,391,028  30,014,285  24,501,065  19,130,634  15,049,705   1,736,189   10,987,597

                                1/1/96      1/1/97      1/1/98      1/1/99      1/1/00      1/1/01      1/1/02
                                  TO          TO          TO          TO          TO          TO          TO
                               12/31/96    12/31/97    12/31/98    12/31/99    12/31/00    12/31/01    12/31/02
                              ----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
  beginning of period.......       1.227       1.415       1.622       1.747       1.636       1.583       1.492
Accumulation Unit Value at
  end of period.............       1.415       1.622       1.747       1.636       1.583       1.492       1.273
Number of Accumulation Units
  outstanding at end of
  period....................  20,107,324  28,677,041  30,824,135  27,038,754  19,606,177  17,247,901  14,361,234

----------
*  Date these Sub-accounts were first available.

                                           STATE STREET
                                             RESEARCH
                                             LARGE CAP
                                              GROWTH
                                          SUB-ACCOUNT(3)
                                          --------------
                                1/1/03      10/31/94*       1/1/95      1/1/96      1/1/97      1/1/98      1/1/99
                                  TO            TO            TO          TO          TO          TO          TO
                               12/31/03      12/31/94      12/31/95    12/31/96    12/31/97    12/31/98    12/31/99
                              ----------  --------------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
  beginning of period.......       1.273         1.000         0.956       1.402       1.566       1.941       2.829
Accumulation Unit Value at
  end of period.............       1.504         0.956         1.402       1.556       1.941       2.829       3.744
Number of Accumulation Units
  outstanding at end of
  period....................  12,665,983     1,857,319    24,163,685  40,025,594  44,518,891  49,255,773  60,072,409

                                                                              ZENITH EQUITY
                                                                              SUB-ACCOUNT(4)
                                                                              --------------
                                1/1/00      1/1/01      1/1/02      1/1/03       9/16/88*      1/1/89      1/1/90
                                  TO          TO          TO          TO            TO           TO          TO
                               12/31/00    12/31/01    12/31/02    12/31/03      12/31/88     12/31/89    12/31/90
                              ----------  ----------  ----------  ----------  --------------  ---------  ----------
Accumulation Unit Value at
  beginning of period.......       3.744       3.189       2.767       1.825         4.645        4.612       5.950
Accumulation Unit Value at
  end of period.............       3.189       2.767       1.825       2.433         4.612        5.950       5.666
Number of Accumulation Units
  outstanding at end of
  period....................  64,809,207  53,583,938  40,343,771  32,774,920       439,393    5,337,778  12,591,788

                                1/1/91      1/1/92      1/1/93      1/1/94      1/1/95      1/1/96      1/1/97
                                  TO          TO          TO          TO          TO          TO          TO
                               12/31/91    12/31/92    12/31/93    12/31/94    12/31/95    12/31/96    12/31/97
                              ----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
  beginning of period.......       5.666       8.608       7.978       9.050       8.298      11.300      13.496
Accumulation Unit Value at
  end of period.............       8.608       7.978       9.050       8.298      11.300      13.496      16.442
Number of Accumulation Units
  outstanding at end of
  period....................  21,719,884  33,645,983  40,091,665  43,592,961  41,663,900  41,363,155  40,200,592

                                                                                                          DAVIS
                                                                                                      VENTURE VALUE
                                                                                                       SUB-ACCOUNT
                                                                                                      -------------
                                1/1/98      1/1/99      1/1/00      1/1/01      1/1/02      1/1/03      10/31/94*
                                  TO          TO          TO          TO          TO          TO           TO
                               12/31/98    12/31/99    12/31/00    12/31/01    12/31/02    12/31/03     12/31/94
                              ----------  ----------  ----------  ----------  ----------  ----------  -------------
Accumulation Unit Value at
  beginning of period.......      16.442      21.752      24.831      23.359      19.257      14.832        1.000
Accumulation Unit Value at
  end of period.............      21.752      24.831      23.359      19.257      14.832      19.235        0.963
Number of Accumulation Units
  outstanding at end of
  period....................  33,502,039  38,236,116  27,364,614  22,565,710  17,578,438  14,440,815    3,499,719

                                1/1/95      1/1/96      1/1/97      1/1/98      1/1/99      1/1/00      1/1/01
                                  TO          TO          TO          TO          TO          TO          TO
                               12/31/95    12/31/96    12/31/97    12/31/98    12/31/99    12/31/00    12/31/01
                              ----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
  beginning of period.......       0.963       1.323       1.643       2.163       2.442       2.831       3.059
Accumulation Unit Value at
  end of period.............       1.323       1.643       2.163       2.442       2.831       3.059       2.681
Number of Accumulation Units
  outstanding at end of
  period....................  19,608,688  34,997,024  53,997,107  58,765,470  57,370,889  59,644,558  54,077,372

                                                         HARRIS
                                                        OAKMARK
                                                        FOCUSED
                                                         VALUE
                                                      SUB-ACCOUNT
                                                      -----------
                                1/1/02      1/1/03      10/1/93*     1/1/94      1/1/95      1/1/96      1/1/97
                                  TO          TO           TO          TO          TO          TO          TO
                               12/31/02    12/31/03     12/31/93    12/31/94    12/31/95    12/31/96    12/31/97
                              ----------  ----------  -----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
  beginning of period.......       2.681       2.212       1.125        1.137       1.119       1.439       1.669
Accumulation Unit Value at
  end of period.............       2.212       2.856       1.137        1.119       1.439       1.669       1.932
Number of Accumulation Units
  outstanding at end of
  period....................  43,784,343  37,120,735   4,515,611   15,572,344  19,773,057  24,345,379  24,035,279

                                                                                                         LOOMIS
                                                                                                      SAYLES SMALL
                                                                                                          CAP
                                                                                                       SUB-ACCOUNT
                                                                                                      ------------
                                1/1/98      1/1/99      1/1/00      1/1/01      1/1/02      1/1/03      5/2/94*
                                  TO          TO          TO          TO          TO          TO           TO
                               12/31/98    12/31/99    12/31/00    12/31/01    12/31/02    12/31/03     12/31/94
                              ----------  ----------  ----------  ----------  ----------  ----------  ------------
Accumulation Unit Value at
  beginning of period.......       1.932       1.802       1.784       2.120       2.673       2.404        1.000
Accumulation Unit Value at
  end of period.............       1.802       1.784       2.120       2.673       2.404       3.146        0.959
Number of Accumulation Units
  outstanding at end of
  period....................  21,347,155  17,151,815  15,593,693  23,265,733  22,307,958  20,350,274    2,988,971

----------
*  Date these Sub-accounts were first available.

                                1/1/95      1/1/96      1/1/97      1/1/98      1/1/99       1/1/00      1/1/01
                                  TO          TO          TO          TO          TO           TO          TO
                               12/31/95    12/31/96    12/31/97    12/31/98    12/31/99     12/31/00    12/31/01
                              ----------  ----------  ----------  ----------  ----------  -----------  ----------
Accumulation Unit Value at
  beginning of period.......       0.959       1.219       1.572       1.936       1.878        2.441       2.535
Accumulation Unit Value at
  end of period.............       1.219       1.572       1.936       1.878       2.441        2.535       2.280
Number of Accumulation Units
  outstanding at end of
  period....................  13,533,326  26,307,748  39,442,109  40,318,239  32,700,400   39,281,394  31,036,981

                                                          MFS                                MFS
                                                       INVESTORS                       INVESTORS TRUST
                                                         TRUST                           SUB-ACCOUNT
                                                      SUB-ACCOUNT                        CLASS A(5)
                                                      -----------                      ---------------
                                1/1/02      1/1/03      7/2/01*     1/1/02    1/1/03       10/31/94*      1/1/95
                                  TO          TO          TO          TO        TO            TO            TO
                               12/31/02    12/31/03    12/31/01    12/31/02  12/31/03      12/31/94      12/31/95
                              ----------  ----------  -----------  --------  --------  ---------------  ----------
Accumulation Unit Value at
  beginning of period.......       2.280       1.764       0.898      0.833     0.656         1.000          0.997
Accumulation Unit Value at
  end of period.............       1.764       2.375       0.833      0.656     0.788         0.997          1.227
Number of Accumulation Units
  outstanding at end of
  period....................  24,037,246  20,108,467     311,202    743,289   835,828     1,736,189     10,987,597

                                1/1/96      1/1/97      1/1/98      1/1/99      1/1/00      1/1/01      1/1/02      1/1/03
                                  TO          TO          TO          TO          TO          TO          TO          TO
                               12/31/96    12/31/97    12/31/98    12/31/99    12/31/00    12/31/01    12/31/02    12/31/02
                              ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
  beginning of period.......       1.227       1.415       1.622       1.747       1.636       1.583       1.492       1.273
Accumulation Unit Value at
  end of period.............       1.415       1.622       1.747       1.636       1.583       1.492       1.273       1.504
Number of Accumulation Units
  outstanding at end of
  period....................  20,107,324  28,677,041  30,824,135  27,038,754  19,606,177  17,247,901  14,361,234  12,665,983

                               FI VALUE
                                LEADERS
                              SUB-ACCOUNT
                              -----------
                               10/1/93*      1/1/94      1/1/95      1/1/96      1/1/97      1/1/98      1/1/99
                                  TO           TO          TO          TO          TO          TO          TO
                               12/31/93     12/31/94    12/31/95    12/31/96    12/31/97    12/31/98    12/31/99
                              -----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
  beginning of period.......      1.105         1.132       1.103       1.486       1.731       2.279       2.799
Accumulation Unit Value at
  end of period.............      1.132         1.103       1.486       1.731       2.279       2.799       3.019
Number of Accumulation Units
  outstanding at end of
  period....................   3,359,317   16,092,325  21,168,965  26,104,465  30,306,103  35,514,558  35,663,197

                                                                              METLIFE STOCK
                                                                               INDEX SUB-
                                                                                 ACCOUNT
                                                                              CLASS A(6)(7)
                                                                              -------------
                                1/1/00      1/1/01      1/1/02      1/1/03       8/1/92*       1/1/93      1/1/94
                                  TO          TO          TO          TO           TO            TO          TO
                               12/31/00    12/31/01    12/31/02    12/31/03     12/31/92      12/31/93    12/31/94
                              ----------  ----------  ----------  ----------  -------------  ----------  ----------
Accumulation Unit Value at
  beginning of period.......       3.019       2.825       2.399       1.906         1.592        1.644       1.780
Accumulation Unit Value at
  end of period.............       2.825       2.399       1.906       2.387         1.644        1.780       1.775
Number of Accumulation Units
  outstanding at end of
  period....................  29,466,287  23,927,806  17,850,173  14,261,808    21,583,607   11,017,884  14,282,355


                                1/1/95      1/1/96      1/1/97      1/1/98      1/1/99      1/1/00      1/1/01
                                  TO          TO          TO          TO          TO          TO          TO
                               12/31/95    12/31/96    12/31/97    12/31/98    12/31/99    12/31/00    12/31/01
                              ----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
  beginning of period.......       1.775       2.398       2.898       3.788       4.781       5.678       5.096
Accumulation Unit Value at
  end of period.............       2.398       2.898       3.788       4.781       5.678       5.096       3.682
Number of Accumulation Units
  outstanding at end of
  period....................  15,539,609  15,623,253  15,874,978  15,292,906  15,111,062  13,740,976  14,020,250

                                                      FI INTERNATIONAL
                                                            STOCK
                                                      SUB-ACCOUNT(8)(9)
                                                      -----------------
                                1/1/02      1/1/03        10/31/94*        1/1/95      1/1/96       1/1/97      1/1/98
                                  TO          TO             TO              TO          TO           TO          TO
                               12/31/02    12/31/03       12/31/94        12/31/95    12/31/96     12/31/97    12/31/98
                              ----------  ----------  -----------------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
  beginning of period.......       3.682       2.822          1.179           1.207       1.265       1.331       1.296
Accumulation Unit Value at
  end of period.............       2.822       3.569          1.207           1.265       1.331       1.296       1.371
Number of Accumulation Units
  outstanding at end of
  period....................  11,436,136   9,542,274      2,473,991       9,383,114  13,845,613  14,635,944  13,860,555

----------
*  Date these Sub-accounts were first available.

                                                                                               MET/PUTNAM
                                                                                                 VOYAGER
                                                                                               SUB-ACCOUNT
                                                                                             ---------------
                                   1/1/99      1/1/00      1/1/01      1/1/02      1/1/03       1/22/01*         1/1/02
                                     TO          TO          TO          TO          TO            TO              TO
                                  12/31/99    12/31/00    12/31/01    12/31/02    12/31/03      12/31/01        12/31/02
                                 ---------- ------------ ----------- ---------- ------------ --------------- ---------------
Accumulation Unit Value at
  beginning of period...........      1.371       1.686       1.494       1.170       0.953         0.753           0.494
Accumulation Unit Value at
  end of period.................      1.686       1.494       1.170       0.953       1.203         0.494           0.346
Number of Accumulation Units
  outstanding at end of period.. 12,308,176  13,507,918  12,484,035  11,478,963   9,688,303     2,569,263       2,363,367

                                             VIP OVERSEAS
                                             SUB-ACCOUNT
                                             ------------
                                    1/1/03     10/1/93*     1/1/94      1/1/95      1/1/96        1/1/97          1/1/98
                                      TO          TO          TO          TO          TO            TO              TO
                                   12/31/03    12/31/93    12/31/94    12/31/95    12/31/96      12/31/97        12/31/98
                                  ---------- ------------ ----------- ---------- ------------ --------------- ---------------
Accumulation Unit Value at
  beginning of period............      0.346       1.458       1.532       1.538       1.664         1.859           2.046
Accumulation Unit Value at
  end of period..................      0.430       1.532       1.538       1.664       1.859         2.046           2.276
Number of Accumulation Units
  outstanding at end of period...  2,208,850  10,878,551  43,034,544  41,273,183  44,846,316    45,289,247      40,546,153

                                                                                                VIP EQUITY-
                                                                                                  INCOME
                                                                                                SUB-ACCOUNT
                                                                                              ---------------
                                    1/1/99      1/1/00      1/1/01      1/1/02      1/1/03       10/1/93*         1/1/94
                                      TO          TO          TO          TO          TO            TO              TO
                                   12/31/99    12/31/00    12/31/01    12/31/02    12/31/03      12/31/93        12/31/94
                                  ---------- ------------ ----------- ---------- ------------ --------------- ---------------
Accumulation Unit Value at
  beginning of period............      2.276       3.202       2.556       1.987       1.563         1.980           1.992
Accumulation Unit Value at
  end of period..................      3.202       2.556       1.987       1.563       2.211         1.992           2.104
Number of Accumulation Units
  outstanding at end of period... 36,251,177  33,830,970  26,663,772  21,187,687  17,591,860     5,649,743      25,852,849

                                    1/1/95      1/1/96      1/1/97      1/1/98      1/1/99        1/1/00          1/1/01
                                      TO          TO          TO          TO          TO            TO              TO
                                   12/31/95    12/31/96    12/31/97    12/31/98    12/31/99      12/31/00        12/31/01
                                  ---------- ------------ ----------- ---------- ------------ --------------- ---------------
Accumulation Unit Value at
  beginning of period............      2.104       2.804       3.162       3.996       4.401         4.617           4.939
Accumulation Unit Value at
  end of period..................      2.804       3.162       3.996       4.401       4.617         4.939           4.631
Number of Accumulation Units
  outstanding at end of period... 38,010,655  44,037,798  45,104,192  42,926,506  37,676,846    28,617,928      24,545,075

                                                            LEHMAN
                                                           BROTHERS                                JANUS
                                                           AGGREGATE                            AGGRESSIVE
                                                          BOND INDEX                              GROWTH
                                                          SUB-ACCOUNT                         SUB-ACCOUNT(10)
                                                          -----------                         ---------------
                                    1/1/02      1/1/03     01/22/01*    1/1/02      1/1/03       05/01/01*        1/1/02
                                      TO          TO          TO          TO          TO            TO              TO
                                   12/31/02    12/31/03    12/31/01    12/31/02    12/31/03      12/31/01        12/31/02
                                  ---------- ------------ ----------- ---------- ------------ --------------- ---------------
Accumulation Unit Value
  at beginning of period.........      4.631       3.794       1.077       1.131       1.226             1           0.775
Accumulation Unit Value
  at end of period...............      3.794       4.879       1.131       1.226       1.251         0.775           0.529
Number of Accumulation Units
  outstanding at end of period... 19,947,966  16,865,067   2,019,440   5,543,843   4,465,718       344,674         566,433

                                                                              STATE STREET
                                            METLIFE                             RESEARCH                         FI
                                          STOCK INDEX                          INVESTMENT                      MID CAP
                                          SUB-ACCOUNT                            TRUST                      OPPORTUNITIES
                                          CLASS B(11)                         SUB-ACCOUNT                  SUB-ACCOUNT(13)
                                          ------------                        ------------                 ---------------
                                 1/1/03    01/22/01*     1/1/02      1/1/03    05/01/01*       1/1/02          5/1/02*
                                   TO          TO          TO          TO          TO            TO              TO
                                12/31/03    12/31/01    12/31/02    12/31/03    12/31/01      12/31/02        12/31/02
                               ---------- ------------ ----------- ---------- ------------ --------------- ---------------
Accumulation Unit Value
  at beginning of period......      0.529       4.150       3.528       2.697       7.438         6.526           1.000
Accumulation Unit Value
  at end of period............      0.678       3.528       2.697       3.402       6.526         4.746           0.811
Number of Accumulation
  Units outstanding at end of
  period......................    581,098     268,034     603,435     852,620      31,594        39,946         163,429

----------
*    Date these Sub-accounts were first available.

                                                                FI                                   METLIFE
                                                              MID CAP                                MID CAP
                                                           OPPORTUNITIES                           STOCK INDEX
                                                          SUB-ACCOUNT(12)                          SUB-ACCOUNT
                                                          ---------------                          -----------
                                 1/1/03        1/1/03        01/22/01*       1/1/02      1/1/03     01/22/01*    1/1/02
                                   TO            TO             TO             TO          TO          TO          TO
                                12/31/03      12/31/03       12/31/01       12/31/02    12/31/03    12/31/01    12/31/02
                               ----------- -------------- --------------- ------------ ----------- ----------- -----------
Accumulation Unit Value
  at beginning of period......      0.811        4.746           2.599          1.552       1.085       1.036       1.031
Accumulation Unit Value
  at end of period............      1.136        6.083           1.552          1.085       1.437       1.031       0.863
Number of Accumulation
  Units outstanding at end of
  period......................    765,033       80,379       1,630,351      1,138,071   1,239,384   1,448,527   2,232,301

                                                                                         FRANKLIN
                                             NEUBERGER                                  TEMPLETON
                                               BERMAN                                   SMALL CAP
                                           MID CAP VALUE                                 GROWTH
                                            SUB-ACCOUNT                                SUB-ACCOUNT
                                           --------------                              -----------
                                 1/1/03      05/01/01*        1/1/02         1/1/03     05/01/01*    1/1/02      1/1/03
                                   TO            TO             TO             TO          TO          TO          TO
                                12/31/03      12/31/01       12/31/02       12/31/03    12/31/01    12/31/02    12/31/03
                               ----------- -------------- --------------- ------------ ----------- ----------- -----------
Accumulation Unit Value
  at beginning of period......      0.863        1.478           1.503          1.336           1       0.880       0.625
Accumulation Unit Value
  at end of period............      1.146        1.503           1.336          1.795       0.880       0.625       0.891
Number of Accumulation
  Units outstanding at end of
  period......................  2,512,009      245,461       2,012,000      1,750,230     609,228   1,263,448   1,909,751

                                                                          STATE STREET                           MORGAN
                                 RUSSELL                                    RESEARCH                             STANLEY
                               2000 INDEX                                    AURORA                            EAFE/INDEX
                               SUB-ACCOUNT                                SUB-ACCOUNT                          SUB-ACCOUNT
                               -----------                                ------------                         -----------
                                01/22/01*      1/1/02         1/1/03       01/22/01*     1/1/02      1/1/03     01/22/01*
                                   TO            TO             TO             TO          TO          TO          TO
                                12/31/01      12/31/02       12/31/03       12/31/01    12/31/02    12/31/03    12/31/01
                               ----------- -------------- --------------- ------------ ----------- ----------- -----------
Accumulation Unit Value
  at beginning of period......      1.203        1.186           0.929          1.234       1.401       1.087       1.102
Accumulation Unit Value at
  end of period...............      1.186        0.929           1.336          1.401       1.087       1.611       0.853
Number of Accumulation
  Units outstanding at end of
  period......................  1,046,199    1,956,327       3,302,678     11,264,904  13,358,433  12,946,787     641,779

                                                            LORD ABBETT                               PIMCO
                                                               BOND                                   TOTAL
                                                             DEBENTURE                               RETURN
                                                            SUB-ACCOUNT                            SUB-ACCOUNT
                                                          ---------------                          -----------
                                 1/1/02        1/1/03        05/01/01*       1/1/02      1/1/03     05/01/01*    1/1/02
                                   TO            TO             TO             TO          TO          TO          TO
                                12/31/02      12/31/03       12/31/01       12/31/02    12/31/03    12/31/01    12/31/02
                               ----------- -------------- --------------- ------------ ----------- ----------- -----------
Accumulation Unit Value
  at beginning of period......      0.853        0.700           1.389          1.375       1.349       1.001       1.054
Accumulation Unit Value at
  end of period...............      0.700        0.948           1.375          1.349       1.585       1.054       1.137
Number of Accumulation
  Units outstanding at end of
  period......................  1,349,943    1,681,173         199,974        841,031   1,736,428   1,887,995  12,468,313

                                           T. ROWE PRICE                                PIMCO PEA
                                           MID-CAP GROWTH                              INNOVATION
                                            SUB-ACCOUNT                                SUB-ACCOUNT
                                           --------------                              -----------
                                 1/1/03      05/01/01*        1/1/02         1/1/03     05/01/01*    1/1/02      1/1/03
                                   TO            TO             TO             TO          TO          TO          TO
                                12/31/03      12/31/01       12/31/02       12/31/03    12/31/01    12/31/02    12/31/03
                               ----------- -------------- --------------- ------------ ----------- ----------- -----------
Accumulation Unit Value
  at beginning of period......      1.137        0.981           0.824          0.455       0.823       0.610       0.296
Accumulation Unit Value at
  end of period...............      1.170        0.824           0.455          0.613       0.610       0.296       0.461
Number of Accumulation
  Units outstanding at end of
  period...................... 11,969,667      822,978       1,945,971      3,614,693     176,284     314,143   1,825,498

----------
*    Date these Sub-accounts were first available.

                                                                                                                   AMERICAN
                                                                           AMERICAN                                 FUNDS
                               MFS RESEARCH                                  FUNDS                                 GROWTH-
                               INTERNATIONAL                              GROWTH FUND                               INCOME
                                SUB-ACCOUNT                               SUB-ACCOUNT                            SUB-ACCOUNT
                               -------------                              -----------                           --------------
                                 05/01/01*       1/1/02        1/1/03      05/01/01*      1/1/02       1/1/03     05/01/01*
                                    TO             TO            TO           TO            TO           TO           TO
                                 12/31/01       12/31/02      12/31/03     12/31/01      12/31/02     12/31/03     12/31/01
                               ------------- -------------- ------------- ----------- --------------- --------- --------------
Accumulation Unit Value at
  beginning of period.........       0.972         0.848          0.738       13.039       11.078         8.236      8.544
Accumulation Unit Value at
  end of period...............       0.848         0.738          0.962       11.078        8.236        11.089      8.240
Number of Accumulation
  Units outstanding at end of
  period......................     262,000       481,522        928,006      261,891      986,402     1,552,153    315,481

                                                AMERICAN
                                              FUNDS GLOBAL                                  FI                   STATE STREET
                                                 SMALL                                    MID CAP               RESEARCH LARGE
                                             CAPITALIZATION                            OPPORTUNITIES              CAP VALUE
                                              SUB-ACCOUNT                             SUB-ACCOUNT(12)            SUB-ACCOUNT
                                             --------------                           ---------------           --------------
                                  1/1/03       05/01/01*       1/1/02       1/1/03        5/1/02*      1/1/03      5/1/02*
                                    TO             TO            TO           TO            TO           TO           TO
                                 12/31/03       12/31/01      12/31/02     12/31/03      12/31/02     12/31/03     12/31/02
                               ------------- -------------- ------------- ----------- --------------- --------- --------------
Accumulation Unit Value at
  beginning of period.........       6.622         1.479          1.345        1.071        1.000         0.811      1.000
Accumulation Unit Value at
  end of period...............       8.630         1.345          1.071        1.619        0.811         1.136      0.793
Number of Accumulation
  Units outstanding at end of
  period......................   1,454,819       284,714      1,031,114    1,421,682      163,429       765,033     73,924

                                  HARRIS                                                  MET/AIM
                                  OAKMARK                      HARRIS                     MID CAP
                                 LARGE CAP                     OAKMARK                     CORE                 MET/AIM SMALL
                                   VALUE                    INTERNATIONAL                 EQUITY                  CAP GROWTH
                                SUB-ACCOUNT                  SUB-ACCOUNT                SUB-ACCOUNT              SUB-ACCOUNT
                               -------------                -------------             ---------------           --------------
                                  5/1/02*        1/1/03        5/1/02*      1/1/03        5/1/02*      1/1/03      5/1/02*
                                    TO             TO            TO           TO            TO           TO           TO
                                 12/31/02       12/31/03      12/31/02     12/31/03      12/31/02     12/31/03     12/31/02
                               ------------- -------------- ------------- ----------- --------------- --------- --------------
Accumulation Unit Value at
  beginning of period.........       1.186         0.973          1.060        0.884        1.140         0.967      1.122
Accumulation Unit Value at
  end of period...............       0.973         1.203          0.884        1.179        0.967         1.204      0.848
Number of Accumulation
  Units outstanding at end of
  period......................     793,465     2,130,663          8,900      952,956      418,397       749,950    556,582

                                  1/1/02
                                    TO
                                 12/31/02
                                ---------
Accumulation Unit Value at
  beginning of period.........      8.240
Accumulation Unit Value at
  end of period...............      6.622
Number of Accumulation
  Units outstanding at end of
  period......................    999,190

                                  1/1/03
                                    TO
                                 12/31/03
                                ---------
Accumulation Unit Value at
  beginning of period.........      0.793
Accumulation Unit Value at
  end of period...............      1.059
Number of Accumulation
  Units outstanding at end of
  period......................    374,652

                                  1/1/03
                                    TO
                                 12/31/03
                                ---------
Accumulation Unit Value at
  beginning of period.........      0.848
Accumulation Unit Value at
  end of period...............      1.162
Number of Accumulation
  Units outstanding at end of
  period......................  1,320,114

----------
*    Date these Sub-accounts were first available.

/(1)/ For Contracts issued prior to May 1, 1995, and for Contracts in the annuity phase issued on and after May 1, 1995 the MFS Total Return Sub-account Class A is available.

/(2)/ Previously, the Balanced Sub-account. On or about April 30, 2004, the Balanced Portfolio merged into the MFS Total Return Portfolio. For Contracts issued on and after May 1, 1995, the MFS Total Return Portfolio Class E is available during the accumulation phase.

/(3)/ Previously, the Alger Equity Growth Sub-account. Effective May 1, 2004, the Alger Equity Growth Portfolio changed its name to State Street Research Large Cap Growth Portfolio and State Street Research & Management Company replaced Fred Alger Management, Inc. as subadviser.

/(4)/ Previously, the Capital Growth Sub-account. Effective May 1, 2002, the Zenith Equity Portfolio of the New England Zenith Fund changed its investment objective and policies and became a "fund of funds" that invests equally in three other series of the Zenith Fund. On or about April 28, 2003, these series of the Zenith Fund were reorganized into newly established portfolios of the Metropolitan Fund.

/(5)/ Previously, the MFS Research Managers Sub-account. On or about April 30, 2004, the MFS Research Managers Portfolio merged into the MFS Investors Trust Portfolio.

/(6)/ For Contracts issued prior to May 1, 1995, and Contracts in the annuity phase issued on and after May 1, 1995 the MetLife Stock Index Sub-account Class A is available.

/(7)/ Previously, the Westpeak Stock Index Sub-account. On April 27, 2001, the MetLife Stock Index Portfolio--Class A was substituted for the Westpeak Stock Index Series of the New England Zenith Fund. Information shown for the MetLife Stock Index Sub-account Class A reflects the accumulation unit value history of the Westpeak Stock Index Sub-account through the date of the substitution.

/(8)/ Previously, the Putnam International Stock Sub-account. Effective December 16, 2003, Putnam International Stock Portfolio changed its name to FI International Stock Portfolio and Fidelity Management & Research Company replaced Putnam Investment Management, LLC as subadviser.

/(9)/ Previously, the Morgan Stanley International Magnum Equity Sub-account. On December 1, 2000, the Putnam International Stock Portfolio was substituted for the Morgan Stanley International Magnum Equity Series of the New England Zenith Fund, which is no longer available for investment under the Contract. The information shown for the FI International Stock Sub-account reflects the accumulation unit value history of the Morgan Stanley International Magnum Equity Sub-account through the date of the substitution.

/(10)/ Previously, the Janus Growth Sub-account. On or about April 28, 2003, the
       Janus Growth Portfolio merged into the Janus Aggressive Growth Portfolio. Information shown for the Janus Aggressive Growth Sub-account reflects the accumulation unit value history of the Janus Growth Sub-account through the date of the merger.

/(11)/ For Contracts issued on and after May 1, 1995, the MetLife Stock Index
       Portfolio Class B is available during the accumulation phase.

/(12)/ Previously, the Janus Mid Cap Sub-account. On or about April 30, 2004, the FI Mid Cap Opportunities Portfolio merged into the Janus Mid Cap Portfolio and immediately following the merger, the Janus Mid Cap Portfolio was renamed the FI Mid Cap Opportunities Portfolio. Information shown for the FI Mid Cap Opportunities Sub-account reflects the accumulation unit value history of the Janus Mid Cap Sub-account through the date of the merger.

/(13)/ Previously, the FI Mid Cap Opportunities Sub-account. On or about April
       30, 2004, the FI Mid Cap Opportunities Portfolio merged into the Janus Mid Cap Portfolio and immediately following the merger, the Janus Mid Cap Portfolio was renamed the FI Mid Cap Opportunities Portfolio. Information shown for the FI Mid Cap Opportunities Sub-account reflects the accumulation unit value history of the FI Mid Cap Opportunities Sub-account through the date of the merger.

Information on units and unit values is useful because they affect the calculation of Contract Values. The value of a Contract is determined by multiplying the number of Accumulation Units in each sub-account credited to the Contract by the Accumulation Unit Value of the sub-account. The Accumulation Unit Value of a sub-account depends in part on the net investment experience of the Eligible Fund in which it invests. See "Contract Value and Accumulation Unit Value" for more information.

                                   PREMIUM TAX

Premium tax rates are subject to change. At present the Company pays premium taxes in the following jurisdictions at the rates shown.

                                CONTRACTS USED WITH TAX
            JURISDICTION       QUALIFIED RETIREMENT PLANS  ALL OTHER CONTRACTS
            ------------       --------------------------  -------------------
            California......              0.50%*                  2.35%
            Maine...........                --                    2.00%
            Nevada..........                --                    3.50%
            Puerto Rico.....              1.00%                   1.00%
            South Dakota....                --                    1.25%
            West Virginia...              1.00%                   1.00%
            Wyoming.........                --                    1.00%
----------
*    Contracts sold to (S)408(a) IRA Trusts are taxed at 2.35%.

See "Premium Tax Charges" in the prospectus for more information about how premium taxes affect the Contracts.

                                TABLE OF CONTENTS
                                       OF
                       STATEMENT OF ADDITIONAL INFORMATION

                                                                    PAGE
                                                                   -----
HISTORY........................................................     II-3
SERVICES RELATING TO THE VARIABLE ACCOUNT AND THE CONTRACTS....     II-3
INVESTMENT ADVICE..............................................     II-3
DISTRIBUTION OF THE CONTRACTS..................................     II-5
CALCULATION OF PERFORMANCE DATA................................     II-5
CALCULATION OF YIELDS..........................................     II-6
NET INVESTMENT FACTOR..........................................     II-8
ANNUITY PAYMENTS...............................................     II-8
HYPOTHETICAL ILLUSTRATIONS OF ANNUITY INCOME PAYOUTS...........    II-10
HISTORICAL ILLUSTRATIONS OF ANNUITY INCOME PAYOUTS.............    II-10
TAX STATUS OF THE CONTRACTS....................................    II-11
EXPERTS........................................................    II-12
LEGAL MATTERS..................................................    II-12
FINANCIAL STATEMENTS FOR THE NEW ENGLAND VARIABLE ACCOUNT......     FF-1
FINANCIAL STATEMENTS FOR METROPOLITAN LIFE INSURANCE COMPANY...      F-1

If you would like a copy of the Statement of Additional Information, please complete the request form below and mail to:

New England Securities Corporation
501 Boylston Street
Boston, Massachusetts 02116

Please send a copy of the Statement of Additional Information for The New England Variable Account (Zenith Accumulator) to:


---------------------------------------
NAME


---------------------------------------
STREET


---------------------------------------
CITY STATE ZIP

                 NEW ENGLAND VARIABLE ANNUITY SEPARATE ACCOUNT
AMERICAN FORERUNNER SERIES, AMERICAN GROWTH SERIES AND AMERICAN GROWTH SERIES-I
                 ISSUED BY NEW ENGLAND LIFE INSURANCE COMPANY

                       THE NEW ENGLAND VARIABLE ACCOUNT
                              ZENITH ACCUMULATOR
                 ISSUED BY METROPOLITAN LIFE INSURANCE COMPANY

                      SUPPLEMENT DATED SEPTEMBER 9, 2003
                                      TO
  PROSPECTUSES DATED MAY 1, 2003, MAY 1, 2000 AND APRIL 30, 1999, AS ANNUALLY
                                    UPDATED

   This supplement describes a change to the prospectuses for the American Forerunner Series, American Growth Series, American Growth Series-I and Zenith Accumulator variable annuity contracts.

   The 0% assumed interest rate is no longer available. You may select an assumed interest rate of 3.5% or 5%, if allowed by applicable law or regulation.

   Please retain this supplement with your prospectus for your reference. If you have any questions, please contact your Financial Advisor or New England Life Insurance Company at 800-435-4117.

                 NEW ENGLAND VARIABLE ANNUITY SEPARATE ACCOUNT
                          AMERICAN FORERUNNER SERIES
              AMERICAN GROWTH SERIES AND AMERICAN GROWTH SERIES-I
                 ISSUED BY NEW ENGLAND LIFE INSURANCE COMPANY

                       THE NEW ENGLAND VARIABLE ACCOUNT
                              ZENITH ACCUMULATOR
                 ISSUED BY METROPOLITAN LIFE INSURANCE COMPANY

                      SUPPLEMENT DATED SEPTEMBER 9, 2003
                                      TO
            STATEMENTS OF ADDITIONAL INFORMATION DATED MAY 1, 2003

   This supplement describes a change to the Statements of Additional Information for the American Forerunner Series, American Growth Series, American Growth Series-I and Zenith Accumulator variable annuity contracts.

   The 0% assumed interest rate is no longer available. You may select an assumed interest rate of 3.5% or 5%, if allowed by applicable law or regulation.

   Please retain this supplement with your prospectus for your reference. If you have any questions, please contact your Financial Advisor or New England Life Insurance Company at 800-435-4117.

                               ZENITH ACCUMULATOR

                      Individual Variable Annuity Contracts
                                    Issued By
                       Metropolitan Life Insurance Company
                               One Madison Avenue
                            New York, New York 10010

                               Designated Office:
                          Annuity Administrative Office
                                 P.O. Box 14594
                            Des Moines, IA 50306-3594

                          SUPPLEMENT DATED MAY 1, 2003

       TO THE PROSPECTUS DATED APRIL 30, 1999 (AS ANNUALLY SUPPLEMENTED).

This supplement updates certain information in the prospectus dated April 30, 1999 (as annually supplemented), describing individual flexible and single purchase payment variable annuity contracts (the "Contracts") funded by The New England Variable Account (the "Variable Account"). You should read and retain this supplement. Certain additional information about the Contracts is contained in a Statement of Additional Information ("SAI") dated May 1, 2003, as it may be supplemented from time to time, which has been filed with the Securities and Exchange Commission ("SEC") and is incorporated herein by reference. A complete prospectus dated April 30, 1999, and any previous supplements, as well as the Statement of Additional Information, may be obtained free of charge by writing to New England Securities Corporation at 501 Boylston Street, Boston, Massachusetts 02116 or telephoning 1-800-356-5015.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE CONTRACTS OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SEC MAINTAINS A WEBSITE THAT CONTAINS THE SAI, MATERIAL INCORPORATED BY REFERENCE, AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SEC. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

     THE ELIGIBLE FUND PROSPECTUSES ARE ATTACHED. PLEASE READ THEM AND KEEP THEM FOR REFERENCE.

WE DO NOT GUARANTEE HOW ANY OF THE SUB-ACCOUNTS OR ELIGIBLE FUNDS WILL PERFORM. THE CONTRACTS AND ELIGIBLE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

           YOUR PRIVACY NOTICE IS ON THE LAST TWO PAGES OF THIS BOOK

                                   HIGHLIGHTS

STATE VARIATIONS

Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this supplement. This supplement updates certain information in the prospectus. Your actual Contract and any endorsements are the controlling documents. If you would like to review a copy of the Contract and endorsements, contact our Annuity Administrative Office.

We offer other variable annuity contracts that have different death benefits, contract features, fund selections, and optional programs. However, these other contracts also have different charges that would affect your sub-account performance and contract values. To obtain more information about these other contracts, contact our Annuity Administrative Office or your registered representative.

REPLACEMENT OF CONTRACTS

Generally, it is not advisable to purchase a Contract as a replacement for an existing annuity contract. You should replace an existing contract only when you determine that the Contract is better for you. You may have to pay a surrender charge on your existing contract, and the Contract will impose a new surrender charge period. Before you buy a Contract, ask your registered representative if purchasing a Contract would be advantageous, given the Contract's features, benefits, and charges.

                                  EXPENSE TABLE

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer cash value between Eligible Fund options. State premium taxes may also be deducted.

CONTRACT OWNER TRANSACTION EXPENSES

Sales Charge Imposed on Purchase Payments...           None
Contingent Deferred Sales Charge (as a
percentage of Contract Value)                          6.5%
                                               declining annually--
                                                   See Note (1)

Transfer Fee(2).............................           $10
----------
NOTES:

(1) The Contingent Deferred Sales Charge is a declining percentage of contract value withdrawn, as follows:

IF WITHDRAWN DURING CONTRACT YEAR   CHARGE
---------------------------------   ------
 1...............................    6.5%
 2...............................    6.0%
 3...............................    5.5%
 4...............................    5.0%
 5...............................    4.5%
 6...............................    4.0%
 7...............................    3.5%
 8...............................    3.0%
 9...............................    2.0%
10...............................    1.0%
11...............................      0%

(2) Currently, we do not charge this fee. We reserve the right to impose a charge of $10 on each transfer in excess of four per year.

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Eligible Fund fees and expenses.

ANNUAL CONTRACT FEE

Administration Contract Charge(1)...$30

VARIABLE ACCOUNT ANNUAL EXPENSES
(as a percentage of average daily net assets in the sub-accounts)

                                                      AMERICAN FUNDS
                                                   GROWTH SUB-ACCOUNT,
                                                      AMERICAN FUNDS
                                                      GROWTH-INCOME
                                                       SUB-ACCOUNT
                                                    AND AMERICAN FUNDS           ALL
                                                       GLOBAL SMALL             OTHER
                                                CAPITALIZATION SUB-ACCOUNT   SUB-ACCOUNTS
                                                --------------------------   ------------

Mortality and Expense Risk Charge..............          1.20%                  .95%
                                                         -----                 -----
Administration Asset Charge....................          0.40%                  .40%
                                                         =====                 =====
   Total Variable Account Annual Expenses......          1.60%                 1.35%
                                                         -----                 -----

----------
NOTE:

(1)  The Administration Contract Charge is not imposed after annuitization.

The next item shows the minimum and maximum total operating expenses charged by the Eligible Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Eligible Fund's fees and expenses is contained below and in the prospectus for each Eligible Fund.

RANGE OF ELIGIBLE FUND OPERATING EXPENSES (as a percentage of average net assets)

                                                                        MINIMUM   MAXIMUM
                                                                        -------   -------
Total Annual Eligible Fund Operating Expenses
(expenses that are deducted from Eligible Fund assets, including
management fees, distribution (12b-1) fees, and other expenses)......     .31%     4.67%

                                                                        MAXIMUM   MINIMUM
                                                                        -------   -------
Net Total Annual Eligible Fund Operating Expenses(1)
(expenses that are deducted from Eligible Fund assets, including management fees, distribution (12b-1) fees, and other expenses
after any applicable waiver or reimbursement arrangement)............     .31%     1.40%

----------
NOTE:

(1) The range of Net Total Annual Eligible Fund Operating Expenses takes into account contractual arrangements for certain Eligible Funds that require the investment adviser to reimburse or waive Eligible Fund operating expenses until April 30, 2004, as described in more detail below.

The following table shows the annual operating expenses for each Eligible Fund for the year ended December 31, 2002, before and after any applicable contractual expense subsidy or expense deferral arrangement:

ANNUAL ELIGIBLE FUND OPERATING EXPENSES (AS A PERCENTAGE OF AVERAGE NET ASSETS)

                                                                                                CONTRACTUAL    NET TOTAL
                                                            12B-1                  GROSS TOTAL    EXPENSE     CONTRACTUAL
                                            MANAGEMENT   DISTRIBUTION    OTHER       ANNUAL      SUBSIDY OR     ANNUAL
                                               FEES        FEES(3)      EXPENSES    EXPENSES      DEFERRAL     EXPENSES
                                            ----------   ------------   --------   -----------   ----------  ------------
METROPOLITAN SERIES FUND, INC.(2)
State Street Research Money Market
  Portfolio..............................      .35%            0%         .08%         .43%            0%         .43%
Lehman Brothers(R) Aggregate Bond Index
  Portfolio..............................      .25%          .25%         .09%         .59%            0%         .59%
Salomon Brothers Strategic Bond
  Opportunities Portfolio................      .65%            0%         .20%         .85%            0%         .85%
Salomon Brothers U.S. Government
  Portfolio(4)...........................      .55%            0%         .15%         .70%            0%         .70%
State Street Research Bond Income
  Portfolio..............................      .40%            0%         .11%         .51%            0%         .51%
Balanced Portfolio(5)....................      .70%            0%         .15%         .85%            0%         .85%
MFS Total Return Portfolio(6)............      .50%            0%         .16%         .66%            0%         .66%
Alger Equity Growth Portfolio............      .75%            0%         .04%         .79%            0%         .79%
Davis Venture Value Portfolio(5).........      .75%           .0%         .05%         .80%            0%         .80%
FI Structured Equity Portfolio(5)........      .67%           .0%         .05%         .72%            0%         .72%
Harris Oakmark Large Cap Value
  Portfolio(5)...........................      .75%          .15%         .08%         .98%            0%         .98%
MetLife Stock Index Portfolio Class A(8).      .25%            0%         .06%         .31%            0%         .31%
MetLife Stock Index Portfolio Class B(9).      .25%          .25%         .06%         .56%            0%         .56%
MFS Investors Trust Portfolio(4)(5)......      .75%            0%         .59%        1.34%          .34%        1.00%
MFS Research Managers Portfolio(4)(5)....      .75%            0%         .39%        1.14%          .14%        1.00%
Met/Putnam Voyager Portfolio(4)..........      .80%            0%         .27%        1.07%          .07%        1.00%
State Street Research Investment Trust
  Portfolio(5)...........................      .49%          .25%         .05%         .79%            0%         .79%
State Street Research Large Cap Value
  Portfolio(4)...........................      .70%          .15%        1.63%        2.48%         1.38%        1.10%
Zenith Equity Portfolio(5)(7)............      .68%            0%         .07%         .75%            0%         .75%
FI Mid Cap Opportunities Portfolio(4)....      .80%          .25%        3.62%        4.67%         3.37%        1.30%
Harris Oakmark Focused Value
  Portfolio(5)...........................      .75%           .0%         .07%         .82%            0%         .82%
Janus Mid Cap Portfolio..................      .69%          .25%         .06%        1.00%            0%        1.00%
MetLife Mid Cap Stock Index Portfolio....      .25%          .25%         .18%         .68%            0%         .68%
Neuberger Berman Partners Mid Cap Value
  Portfolio(5)...........................      .69%          .25%         .11%        1.05%            0%        1.05%
Franklin Templeton Small Cap Growth
  Portfolio(4)...........................      .90%          .25%         .61%        1.76%          .36%        1.40%
Loomis Sayles Small Cap Portfolio........      .90%            0%         .07%         .97%            0%         .97%
Russell 2000(R) Index Portfolio..........      .25%          .25%         .24%         .74%            0%         .74%
State Street Research Aurora Portfolio...      .85%            0%         .10%         .95%            0%         .95%
Morgan Stanley EAFE(R) Index
  Portfolio(4)...........................      .30%          .25%         .49%        1.04%          .04%        1.00%
Putnam International Stock Portfolio.....      .90%            0%         .22%        1.12%            0%        1.12%

                                                                                                  CONTRACTUAL    NET TOTAL
                                                             12B-1                  GROSS TOTAL     EXPENSE     CONTRACTUAL
                                             MANAGEMENT   DISTRIBUTION    OTHER        ANNUAL     SUBSIDY OR      ANNUAL
                                                FEES        FEES(3)      EXPENSES     EXPENSES      DEFERRAL      EXPENSES
                                             ----------   ------------   --------   -----------   -----------   -----------
MET INVESTORS SERIES TRUST(2)
Lord Abbett Bond Debenture Portfolio(10)...     .60%          .25%         .20%        1.05%          .05%         1.00%
PIMCO Total Return Portfolio...............     .50%          .25%         .15%         .90%            0%          .90%
Janus Aggressive Growth
  Portfolio(10)(11)........................     .80%          .25%         .62%        1.67%          .52%         1.15%
Met/AIM Mid Cap Core Equity
  Portfolio(10)(11)........................     .75%          .25%         .91%        1.91%          .71%         1.20%
T. Rowe Price Mid-Cap Growth
  Portfolio(10)(11)........................     .75%          .25%         .51%        1.51%          .31%         1.20%
Met/AIM Small Cap Growth
  Portfolio(10)(11)........................     .90%          .25%        1.17%        2.32%         1.02%         1.30%
PIMCO Innovation Portfolio(10)(11).........     .95%          .25%         .76%        1.96%          .61%         1.35%
Harris Oakmark International
  Portfolio(10)(11)........................     .85%          .15%        1.42%        2.42%         1.07%         1.35%
MFS Research International Portfolio(10)...     .80%          .25%        1.02%        2.07%          .72%         1.35%
AMERICAN FUNDS INSURANCE SERIES(2)
American Funds Growth Fund.................     .38%          .25%         .02%         .65%            0%          .65%
American Funds Growth-Income Fund..........     .34%          .25%         .01%         .60%            0%          .60%
American Funds Global Small
  Capitalization Fund......................     .80%          .25%         .04%        1.09%            0%         1.09%
VARIABLE INSURANCE PRODUCTS FUND(2)
VIP Overseas Portfolio.....................     .73%            0%         .17%         .90%            0%          .90%
VIP Equity-Income Portfolio................     .48%            0%         .09%         .57%            0%          .57%

----------
NOTES:

(1) The Eligible Fund expenses used to prepare this table were provided to us by the Eligible Funds. We have not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2002. Current or future expenses may be greater or less than those shown.

(2) Our affiliate, MetLife Advisers, LLC ("MetLife Advisers"), is the investment manager for the Portfolios of the Metropolitan Series Fund, Inc. ("Metropolitan Fund"). Our affiliate, Met Investors Advisory LLC ("Met Investors Advisory") is the manager of the Portfolios of the Met Investors Series Trust. Capital Research and Management Company is the investment adviser of the American Funds Insurance Series. Fidelity Management & Research Company is the investment adviser to the Portfolios of the Variable Insurance Products Fund.

(3) The Metropolitan Fund, Met Investors Series Trust, and American Funds Insurance Series have each adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. The Distribution Plan is described in more detail in the relevant Fund's prospectus.

(4) MetLife Advisers and the Metropolitan Fund have entered into an Expense Agreement under which MetLife Advisers will waive management fees and/or pay expenses (other than brokerage costs, interest, taxes or extraordinary expenses) of certain Portfolios so that total annual expenses of these portfolios will not exceed, at any time prior to April 30, 2004, the following percentages: 1.00% for the Met/Putnam Voyager Portfolio; 1.00% for the Morgan Stanley EAFE Index Portfolio; 1.40% for the Franklin Templeton Small Cap Growth Portfolio; 1.10% for the State Street Research Large Cap Value Portfolio; 1.30% for the FI Mid Cap Opportunities Portfolio; and 1.00% for the MFS Investors Trust Portfolio and MFS Research Managers Portfolio. Under the agreement, if certain conditions are met, MetLife Advisers may be reimbursed for fees waived and expenses paid with respect to the Franklin Templeton Small Cap Growth Portfolio, State Street Research Large Cap Value Portfolio, Salomon Brothers U.S. Government Portfolio, FI Mid Cap Opportunities Portfolio, MFS Investors Trust Portfolio and MFS Research Managers Portfolio if, in the future, actual expenses of these portfolios are less than these limits. Net Total Contractual Annual Expenses for the Franklin Templeton Small Cap Growth, State Street Research Large Cap Value, MFS Investors Trust, MFS Research Managers, and FI Mid Cap Opportunities Portfolios have been restated to reflect the terms of the Expense Agreement.

(5) Net Total Contractual Annual Expenses do not reflect certain expense reductions due to directed brokerage arrangements. If we included these reductions, Net Total Contractual Annual Expenses would have been .97% for the Harris Oakmark Large Cap Value Portfolio, .77% for the State Street Research Investment Trust Portfolio, 1.02% for the Neuberger Berman Partners Mid Cap Value Portfolio, .78% for the Davis Venture Value Portfolio, .71% for the FI Structured Equity Portfolio, .68% for the Zenith Equity Portfolio, .83% for the Balanced Portfolio, .98% for the MFS Investors Trust Portfolio, and .93% for the MFS Research Managers Portfolio.

(6) The MFS Total Return Portfolio is not an Eligible Fund for Contracts purchased after May 1, 1995.
               -----

(7) The Zenith Equity Portfolio is a "fund of funds" that invests equally in three other Portfolios of the Metropolitan Fund: the FI Structured Equity Portfolio, Jennison Growth Portfolio and the Capital Guardian U.S. Equity Portfolio (together, the "Underlying Portfolios"). The Zenith Equity Portfolio does not have a management fee, but has its own operating expenses, and will also bear indirectly the management fees and other expenses of the Underlying Portfolios. Investing in a fund of funds involves some duplication of expenses, and may be more expensive than investing in a Portfolio that is not a fund of funds. MetLife Advisers maintains the equal division of assets among the Underlying Portfolios by rebalancing the Zenith Equity Portfolio's assets each fiscal quarter, however, expenses will fluctuate slightly during the course of each quarter. The Management Fee shown represents the Portfolio's combined pro rata share of the management fees of each of the Underlying Portfolios (annualized, in the case of the Jennison Growth Portfolio and the Capital Guardian U.S. Equity Portfolio, from the May 1, 2002 start date for these Portfolios). The Other Expenses shown consist of .02% attributable to the Zenith Equity Portfolio's other expenses (annualized from the Portfolio's May 1, 2002 start date) and .05% attributable to the Portfolio's pro rata share of the other expenses of the Underlying Portfolios (annualized, in the case of the Jennison Growth Portfolio and the Capital Guardian U.S. Equity Portfolio, from the May 1, 2002 start date for these Portfolios).

(8) The MetLife Stock Index Portfolio Class A is only available to Contracts purchased prior to May 1, 1995. Class A shares of MetLife Stock Index Portfolio were substituted for the Westpeak Stock Index Series on April 27, 2001.

(9) The MetLife Stock Index Portfolio Class B is only available to Contracts purchased after May 1, 1995.

(10) Met Investors Advisory and Met Investors Series Trust have entered into an Expense Limitation Agreement under which Met Investors Advisory has agreed to waive or limit its fees and to assume other expenses so that the total annual expenses of each Portfolio (other than interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses and 12b-1 distribution fees) will not exceed, at any time prior to April 30, 2004, the following percentages: 1.00% for the Lord Abbett Bond Debenture Portfolio; 1.20% for the Met/AIM Mid Cap Core Equity Portfolio; 1.30% for the Met/AIM Small Cap Growth Portfolio; 1.20% for the T. Rowe Price Mid-Cap Growth Portfolio; 1.35% for the PIMCO Innovation Portfolio; 1.35% for the MFS Research International Portfolio; 1.35% for the Harris Oakmark International Portfolio and 1.15% for the Janus Aggressive Growth Portfolio. Under certain circumstances, any fees waived or expenses reimbursed by the investment manager may be repaid to the investment manager. Net Total Contractual Annual Expenses for the Lord Abbett Bond Debenture, Janus Aggressive Growth, T. Rowe Price Mid-Cap Growth, MFS Research International, Harris Oakmark International, and Met/AIM Mid Cap Core Equity Portfolios have been restated to reflect the terms of the Expense Limitation Agreement.

(11) Net Total Contractual Annual Expenses do not reflect certain expense reductions due to directed brokerage arrangements. If we included these reductions, Net Total Contractual Annual Expenses would have been 1.11% for the T. Rowe Price Mid-Cap Growth Portfolio, 1.27% for the PIMCO Innovation Portfolio, 1.17% for the Met/AIM Mid Cap Core Equity Portfolio, 1.28% for the Met/AIM Small Cap Growth Portfolio, 1.05% for the Janus Aggressive Growth Portfolio, and 1.32% for the Harris Oakmark International Portfolio.

EXAMPLE

The Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, Variable Account annual expenses, and Eligible Fund fees and expenses.(1)

The Example assumes that you invest $10,000 in a Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the (a) maximum and (b) minimum fees and expenses of any of the Eligible Funds (before reimbursement and/or waiver). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender your Contract or annuitize under a non-life contingency option (with applicable contingent deferred sales charges deducted) at the end of the applicable time period:

                 1 YEAR      3 YEARS     5 YEARS    10 YEARS
                ---------   ---------   ---------   ---------
(a)..........   $1,185.11   $2,276.67   $3,343.79   $5,828.67
(b)..........   $  781.36   $1,094.13   $1,420.72   $2,177.13

(2) If you do not surrender your Contract or if you annuitize under a variable life contingency option (no contingent deferred sales charges would be deducted(2)):

                1 YEAR     3 YEARS     5 YEARS    10 YEARS
                -------   ---------   ---------   ---------
(a)..........   $607.27   $1,799.61   $2,962.96   $5,749.09
(b)..........   $177.76   $  550.41   $  947.13   $2,054.66

PLEASE REMEMBER THAT THE EXAMPLES ARE SIMPLY ILLUSTRATIONS AND DO NOT REFLECT PAST OR FUTURE EXPENSES. Your actual expenses may be higher or lower than those reflected in the examples depending on the features you choose. Similarly your rate of return may be more or less than the 5% assumed in the examples.
----------
NOTES:

(1) The examples do not reflect transfer fees or premium taxes (which may range up to 3.5%, depending on the jurisdiction). In these examples, the average Administration Contract Charge of .087% has been used. (See Note (1) to the first table on p. A-3.)

(2) The same would apply if you elect to annuitize under a fixed life contingency option unless your Contract has been in effect less than five years, in which case the expenses shown in the first three columns of the first example would apply. (See "Contingent Deferred Sales Charge".)
--------------------------------------------------------------------------------
Condensed financial information containing the Accumulation Unit Value history appears at the end of this prospectus (p. A-21).

                                   THE COMPANY

The Company is a life insurance company and wholly-owned subsidiary of MetLife, Inc., a publicly traded company, whose principal office is at One Madison Avenue, New York, N.Y. 10010. The Company was organized in 1868 under the laws of the State of New York and has engaged in the life insurance business under its present name since 1868. It operates as a life insurance company in all 50 states, the District of Columbia, Puerto Rico and all provinces of Canada. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and group customers. The MetLife companies serve approximately nine million individual households in the U.S. and companies and institutions with 33 million employees and members. It also has international insurance operations in 13 countries.

New England Life Insurance Company ('NELICO"), a subsidiary of the Company, provides administrative services for the Contracts and the Variable Account pursuant to an administrative services agreement with the Company. These administrative services include maintenance of Contract Owner records and accounting, valuation, regulatory and reporting services. NELICO is located at 501 Boylston Street, Boston, Massachusetts 02116. The Company's Designated Office for receipt of Purchase Payments, loan repayments, requests and elections, and communications regarding death of the Annuitant, as further described below, is Annuity Administrative Office, P.O. Box 14594 Des Moines, IA 50306-3594.

                       INVESTMENTS OF THE VARIABLE ACCOUNT

Purchase payments applied to the Variable Account will be invested in one or more of the Eligible Funds listed below, at net asset value without deduction of any sales charge, in accordance with the selection you make in your application. You may change your selection of Eligible Funds for future purchase payments at any time without charge. (See "Requests and Elections.") You also may transfer previously invested amounts among the Eligible Funds, subject to certain conditions. (See "Transfer Privilege.") Your Contract Value may be distributed among no more than 10 accounts (including the Fixed Account) at any time. The Company reserves the right to add or remove Eligible Funds from time to time as investments for the Variable Account. See "Substitution of Investments."

The investment objectives and policies of certain Eligible Funds are similar to the investment objectives and policies of other funds that may be managed by the same sub-adviser. The investment results of the Eligible Funds, however, may be higher or lower than the results of such other funds. There can be no assurance, and no representation is made, that the investment results of any of the Eligible Funds will be comparable to the investment results of any other fund, even if the other fund has the same sub-adviser.

Certain Eligible Funds available under the Contracts were previously series of the New England Zenith Fund. Effective May 1, 2003, however, these series of the New England Zenith Fund were reorganized into newly established portfolios of the Metropolitan Fund. The reorganization did not affect the investment objectives, or policies, investment advisory fees, or investment adviser or subadvisers of any of these series.

You will find complete information about the Eligible Funds, including the risks associated with each, in the accompanying prospectuses. They should be read along with this prospectus.

METROPOLITAN FUND: There are 29 Portfolios of the Metropolitan Fund that are Eligible Funds under the Contracts offered by this prospectus. AN ADDITIONAL PORTFOLIO, THE MFS TOTAL RETURN PORTFOLIO, DESCRIBED BELOW, IS AN ELIGIBLE FUND ONLY FOR CONTRACTS ISSUED BEFORE MAY 1, 1995.

STATE STREET RESEARCH MONEY MARKET PORTFOLIO

The State Street Research Money Market Portfolio's investment objective is the highest possible level of current income consistent with preservation of capital. An investment in the Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Money

Market Portfolio seeks to maintain a net asset value of $100 per share, it is possible to lose money by investing in the Money Market Portfolio.

During extended periods of low interest rates, the yields of the Sub-account investing in the State Street Research Money Market Portfolio may become extremely low and possibly negative.

LEHMAN BROTHERS AGGREGATE BOND INDEX PORTFOLIO

The Lehman Brothers Aggregate Bond Index Portfolio's investment objective is to equal the performance of the Lehman Brothers Aggregate Bond Index.

SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES PORTFOLIO

The Salomon Brothers Strategic Bond Opportunities Portfolio's investment objective is a high level of total return consistent with preservation of capital.

SALOMON BROTHERS U.S. GOVERNMENT PORTFOLIO

The Salomon Brothers U.S. Government Portfolio's investment objective is a high level of current income consistent with preservation of capital and maintenance of liquidity.

STATE STREET RESEARCH BOND INCOME PORTFOLIO

The State Street Research Bond Income Portfolio's investment objective is a competitive total return primarily from investing in fixed-income securities.

BALANCED PORTFOLIO

The Balanced Portfolio's investment objective is long-term total return from a combination of capital appreciation and current income.

MFS TOTAL RETURN PORTFOLIO

The MFS Total Return Portfolio's investment objective is a favorable total return through investment in a diversified portfolio.

ALGER EQUITY GROWTH PORTFOLIO

The Alger Equity Growth Portfolio's investment objective is long-term capital appreciation.

DAVIS VENTURE VALUE PORTFOLIO

The Davis Venture Value Portfolio's investment objective is growth of capital.

FI STRUCTURED EQUITY PORTFOLIO

The FI Structured Equity Portfolio's investment objective is long-term growth of capital.

HARRIS OAKMARK LARGE CAP VALUE PORTFOLIO

The Harris Oakmark Large Cap Value Portfolio's investment objective is long-term capital appreciation.

METLIFE STOCK INDEX PORTFOLIO CLASS A AND CLASS B

The MetLife Stock Index Portfolio's investment objective is to equal the performance of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index").

THE METLIFE STOCK INDEX PORTFOLIO CLASS A IS ONLY AVAILABLE TO CONTRACTS PURCHASED PRIOR TO MAY 1, 1995. THE METLIFE STOCK INDEX PORTFOLIO CLASS B IS
          -----
ONLY AVAILABLE TO CONTRACTS PURCHASED AFTER MAY 1, 1995. SEE THE EXPENSE
                                      -----
TABLE--METROPOLITAN SERIES FUND, INC. (P. A-4) FOR EXPENSE DIFFERENCES FOR THESE CLASSES.

MFS INVESTORS TRUST PORTFOLIO

The MFS Investors Trust Portfolio's investment objective is long-term growth of capital with a secondary objective to seek reasonable current income.

MFS RESEARCH MANAGERS PORTFOLIO

The MFS Research Managers Portfolio's investment objective is long-term growth of capital.

MET/PUTNAM VOYAGER PORTFOLIO (FORMERLY THE PUTNAM LARGE CAP GROWTH PORTFOLIO)

The Met/Putnam Voyager Portfolio's investment objective is capital appreciation.

STATE STREET RESEARCH INVESTMENT TRUST PORTFOLIO

The State Street Research Investment Trust Portfolio's investment objective is long-term growth of capital and income.

STATE STREET RESEARCH LARGE CAP VALUE PORTFOLIO

The State Street Research Large Cap Value Portfolio's investment objective is long-term growth of capital.

ZENITH EQUITY PORTFOLIO

The Zenith Equity Portfolio's investment objective is long-term capital appreciation. The Zenith Equity Portfolio seeks to achieve its investment objective by investing in three other Portfolios of the Metropolitan Fund. The investment objective of each of the Capital Guardian U.S. Equity Portfolio, Jennison Growth Portfolio and the FI Structured Equity Portfolio is long-term growth of capital.

FI MID CAP OPPORTUNITIES PORTFOLIO

The FI Mid Cap Opportunities Portfolio's investment objective is long-term growth of capital.

HARRIS OAKMARK FOCUSED VALUE PORTFOLIO

The Harris Oakmark Focused Value Portfolio's investment objective is long-term capital appreciation.

JANUS MID CAP PORTFOLIO

The Janus Mid Cap Portfolio's investment objective is long-term growth of capital.

METLIFE MID CAP STOCK INDEX PORTFOLIO

The MetLife Mid Cap Stock Index Portfolio's investment objective is to equal the performance of the Standard & Poor's MidCap 400 Composite Stock Price Index ("S&P MidCap 400 Index").

NEUBERGER BERMAN PARTNERS MID CAP VALUE PORTFOLIO

The Neuberger Berman Partners Mid Cap Value Portfolio's investment objective is capital growth.

FRANKLIN TEMPLETON SMALL CAP GROWTH PORTFOLIO

The Franklin Templeton Small Cap Growth Portfolio's investment objective is long-term capital growth.

LOOMIS SAYLES SMALL CAP PORTFOLIO

The Loomis Sayles Small Cap Portfolio's investment objective is long-term capital growth from investments in common stocks or other equity securities.

RUSSELL 2000 INDEX PORTFOLIO

The Russell 2000 Index Portfolio's investment objective is to equal the return of the Russell 2000 Index.

STATE STREET RESEARCH AURORA PORTFOLIO

The State Street Research Aurora Portfolio's investment objective is high total return, consisting principally of capital appreciation.

MORGAN STANLEY EAFE INDEX PORTFOLIO

The Morgan Stanley EAFE Index Portfolio's investment objective is to equal the performance of the MSCI EAFE(R) Index ("Morgan Stanley Capital International Europe Australasia Far East Index").

PUTNAM INTERNATIONAL STOCK PORTFOLIO

The Putnam International Stock Portfolio's investment objective is long-term growth of capital.

MET INVESTORS SERIES TRUST: Currently, there are nine portfolios of the MET Investors Series Trust that are Eligible Funds under the Contracts.

LORD ABBETT BOND DEBENTURE PORTFOLIO

The Lord Abbett Bond Debenture Portfolio's investment objective is to provide high current income and the opportunity for capital appreciation to produce a high total return.

PIMCO TOTAL RETURN PORTFOLIO

The PIMCO Total Return Portfolio's investment objective is to seek maximum total return, consistent with the preservation of capital and prudent investment management.

JANUS AGGRESSIVE GROWTH PORTFOLIO

The Janus Aggressive Growth Portfolio's investment objective is long-term growth of capital.

MET/AIM MID CAP CORE EQUITY PORTFOLIO

The Met/AIM Mid Cap Core Equity Portfolio's investment objective is long-term growth of capital.

T. ROWE PRICE MID-CAP GROWTH PORTFOLIO (FORMERLY THE MFS MID CAP GROWTH
PORTFOLIO)

The T. Rowe Price Mid-Cap Growth Portfolio's investment objective is long-term growth of capital.

MET/AIM SMALL CAP GROWTH PORTFOLIO

The Met/AIM Small Cap Growth Portfolio's investment objective is long-term growth of capital.

PIMCO INNOVATION PORTFOLIO

The PIMCO Innovation Portfolio's investment objective is to seek capital appreciation; no consideration is given to income.

HARRIS OAKMARK INTERNATIONAL PORTFOLIO (FORMERLY THE STATE STREET RESEARCH CONCENTRATED INTERNATIONAL PORTFOLIO)

The Harris Oakmark International Portfolio's investment objective is to seek long-term growth of capital.

MFS RESEARCH INTERNATIONAL PORTFOLIO

The MFS Research International Portfolio's investment objective is capital appreciation.

AMERICAN FUNDS INSURANCE SERIES: Currently, there are three Funds of the American Funds Insurance Series that are Eligible Funds under Contracts. Availability of these Funds is subject to any necessary state insurance department approvals.

AMERICAN FUNDS GROWTH FUND

The American Growth Fund's investment objective is to seek capital appreciation through stocks.

AMERICAN FUNDS GROWTH-INCOME FUND

The American Growth-Income Fund's investment objective is to seek capital appreciation and income.

AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION FUND

The American Global Small Capitalization Fund's investment objective is to seek capital appreciation through stocks.

VARIABLE INSURANCE PRODUCTS FUND: Currently, there are two Portfolios of VIP that are Eligible Funds under the Contracts.

VIP OVERSEAS PORTFOLIO

The VIP Overseas Portfolio seeks long-term growth of capital.

VIP EQUITY-INCOME PORTFOLIO

The VIP Equity-Income Portfolio seeks reasonable income.

INVESTMENT ADVICE

MetLife Advisers, an affiliate of the Company, serves as Investment Adviser for each Portfolio of the Metropolitan Fund. The chart below shows the Subadviser of each Portfolio. MetLife Advisers oversees and recommends the hiring or replacement of its Subadvisers and is ultimately responsible for the investment performance of these Eligible Funds. Each Subadviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940.

Portfolio                                         Sub-adviser
---------                                         -----------
State Street Research Money Market                State Street Research & Management Company
Lehman Brothers Aggregate Bond Index              Metropolitan Life Insurance Company
Salomon Brothers Strategic Bond Opportunities*    Salomon Brothers Asset Management Inc
Salomon Brothers U.S. Government                  Salomon Brothers Asset Management Inc
State Street Research Bond Income                 State Street Research & Management Company
MFS Total Return                                  Massachusetts Financial Services Company
Balanced                                          Wellington Management Company, LLP
Alger Equity Growth                               Fred Alger Management, Inc.
Zenith Equity                                     N/A***
Davis Venture Value                               Davis Selected Advisers, L.P.**
FI Structured Equity                              Fidelity Management & Research Company
Harris Oakmark Large Cap Value                    Harris Associates L.P.
MetLife Stock Index                               Metropolitan Life Insurance Company
MFS Investors Trust                               Massachusetts Financial Services Company
MFS Research Managers                             Massachusetts Financial Services Company
Met/Putnam Voyager                                Putnam Investment Management, LLC
State Street Research Investment Trust            State Street Research & Management Company
State Street Research Large Cap Value             State Street Research & Management Company
FI Mid Cap Opportunities                          Fidelity Management & Research Company
Harris Oakmark Focused Value                      Harris Associates L.P.
Janus Mid Cap                                     Janus Capital Management, LLC
MetLife Mid Cap Stock Index                       Metropolitan Life Insurance Company
Neuberger Berman Partners Mid Cap Value           Neuberger Berman Management Inc.
Franklin Templeton Small Cap Growth               Franklin Advisers, Inc.
Loomis Sayles Small Cap                           Loomis Sayles & Company, L.P.
Russell 2000 Index                                Metropolitan Life Insurance Company
State Street Research Aurora                      State Street Research & Management Company
Morgan Stanley EAFE Index                         Metropolitan Life Insurance Company
Putnam International Stock                        Putnam Investment Management, LLC

----------
* The Salomon Brothers Strategic Bond Opportunities Portfolio also receives certain investment subadvisory services from Salomon Brothers Asset Management Limited, a London based affiliate of Salomon Brothers Asset Management Inc.

** Davis Selected Advisers, L.P. may delegate any of its responsibilities to Davis Selected Advisers--NY, Inc., a wholly-owned subsidiary.

*** Effective May 1, 2002, the Zenith Equity Portfolio (formerly the Capital Growth Series of the New England Zenith Fund) became a fund of funds that invests equally in three other portfolios of the Metropolitan Fund--the FI Structured Equity Portfolio, the Jennison Growth Portfolio and the Capital Guardian U.S. Equity Portfolio. Fidelity Management & Research Company is the subadviser to the FI Structured Equity Portfolio, Jennison Associates, LLC is the subadviser to the Jennison Growth Portfolio and Capital Guardian Trust Company is the subadviser to the Capital Guardian U.S. Equity Portfolio. Prior to May 1, 2002, Capital Growth Management Limited Partnership served as subadviser to the Capital Growth Series of the New England Zenith Fund.

For more information regarding the investment adviser and the subadviser of the Metropolitan Series Fund Portfolios, see the Statement of Additional Information about the Contracts, and also see the Metropolitan Series Fund prospectus attached at the end of this prospectus and its Statement of Additional Information.

Met Investors Advisory LLC (formerly Met Investors Advisory Corp.) is an affiliate of the Company and is the Manager (i.e. investment adviser) for the Met Investors Series Trust Portfolios. Each of the Met Investors Series Trust Portfolios also has an Adviser (i.e. subadviser). Lord, Abbett & Co. is the Adviser to the Lord Abbett Bond Debenture Portfolio. Pacific Investment Management Company LLC, a subsidiary of Allianz Dresdner Asset Management of America L.P. ("ADAM LP") is the Adviser to the PIMCO Total Return Portfolio. AIM Capital Management, Inc. is the Adviser to the Met/AIM Mid Cap Core Equity and Met/AIM Small Cap Growth Portfolios. Massachusetts Financial Services Company is the Adviser to the MFS Research International Portfolio. T. Rowe Price Associates, Inc. became the Adviser to the T. Rowe Price Mid-Cap Growth Portfolio on January 1, 2003. Prior to that time, Massachusetts Financial Services Company served as Adviser. PIMCO Equity Advisors, a division of ADAM LP, is the Adviser to the PIMCO Innovation Portfolio. Janus Capital Management LLC is the Adviser to the Janus Aggressive Growth Portfolio. Harris Associates L.P. became the Adviser to the Harris Oakmark International Portfolio on January 1, 2003. Prior to that time State Street Research & Management Company served as Adviser. For more information regarding the Manager or Adviser of the Met Investors Series Trust Portfolios, see the Statement of Additional Information about the Contracts, and also see the Met Investors Series Trust prospectus attached at the end of this prospectus and its Statement of Additional Information.

Capital Research and Management Company is the investment adviser for the American Funds Insurance Series Funds. For more information about the investment adviser, see the American Funds Insurance Series prospectus attached at the end of this prospectus and its Statement of Additional Information.

The VIP Overseas Portfolio and the VIP Equity-Income Portfolio receive investment advice from Fidelity Management & Research Company. More complete information on the VIP Equity-Income and VIP Overseas Portfolios of the Variable Insurance Products Fund is contained in the attached prospectus of that Fund, which you should read carefully before investing, as well as in the Variable Insurance Products Fund's Statement of Additional Information, which may be obtained free of charge by writing to Fidelity Distributors Corporation, 82 Devonshire Street, Boston, Massachusetts, 02109 or telephoning 1-800-356-5015.

You can also get information about the Metropolitan Fund, Met Investors Series Trust, American Funds Insurance Series or the Variable Insurance Products Fund (including a copy of the Statement of Additional Information) by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

An investment adviser or affiliates thereof may compensate NELICO and/or certain affiliates for administrative, distribution, or other services relating to Eligible Funds. This compensation is based on assets of the Eligible Funds attributable to the Contracts and certain other variable insurance products that we and our affiliates issue. We (or our affiliates) may also be compensated with 12b-1 distribution fees from the Eligible Funds, up to .25% of the assets of the Eligible Funds that are attributable to the Contracts. Some Eligible Funds or their advisers (or other affiliates) may pay us more than others and the amounts paid may be significant. New England Securities Corporation ("New England Securities") may also receive brokerage commissions on securities transactions initiated by an investment adviser.

SHARE CLASSES OF THE ELIGIBLE FUNDS

The Eligible Funds offer various classes of shares, each of which has a different level of expenses. Attached prospectuses for the Eligible Funds may provide information for share classes that are not available through the Contract. When you consult the attached prospectus for any Eligible Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Contract. The following classes of shares are available under the Contract:

..    For the Metropolitan Fund we offer Class A shares of the State Street
                                        ----- -
     Research Money Market, Salomon Brothers Strategic Bond Opportunities, Salomon Brothers U.S. Government, State Street Research Bond Income, MFS Total Return, Balanced, Alger Equity Growth, Zenith Equity, Davis Venture Value, FI

     Structured Equity, Harris Oakmark Focused Value, Loomis Sayles Small Cap, MFS Investors Trust, MFS Research Managers, MetLife Stock Index (for Contracts purchased before May 1, 1995), Met/Putnam Voyager, Putnam International Stock and State Street Research Aurora Portfolios; Class B shares of the FI Mid Cap Opportunities, Lehman Brothers Aggregate Bond Index, Janus Mid Cap, MetLife Mid Cap Stock Index, MetLife Stock Index (for Contracts purchased after May 1, 1995), Neuberger Berman Partners Mid Cap Value, Franklin Templeton Small Cap Growth, Morgan Stanley EAFE Index, Russell 2000 Index and State Street Research Investment Trust Portfolios; and Class E shares of the Harris Oakmark Large Cap Value and State Street Research Large Cap Value Portfolios.

..    For the Met Investors Series Trust, we offer Class B shares for all
                                                  ----- -
     Portfolios except the Harris Oakmark International Portfolio which is Class
                                                                           -----
     E.
     -

..    For the American Funds Insurance Series, we offer Class 2 shares only.
                                                       ----- -

..    For VIP, we offer Initial Class only.

Additionally, shares of the Metropolitan Fund Portfolios may be offered to insurance company separate accounts of both variable annuity and variable life insurance contracts and to Qualified Plans. Due to differences in tax treatment and other considerations, the interests of various contractowners participating in, and the interests of Qualified Plans investing in the Metropolitan Fund may conflict. The Metropolitan Fund Board of Directors will monitor events in order to identify the existence of any material irreconcilable conflicts and determine what action, if any, should be taken in response to any such conflict.

SUBSTITUTION OF INVESTMENTS

If investment in the Eligible Funds or a particular Fund is no longer possible or in the judgment of the Company becomes inappropriate for the purposes of the Contract or for any other reason in our sole discretion, the Company may substitute another Eligible Fund or Funds without your consent. The substituted fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future purchase payments, or both, for some or all classes of Contracts. However, no such substitution will be made without any necessary approval of the Securities and Exchange Commission. Furthermore, we may close sub-accounts to allocation of purchase payments or Contract Value, or both, for some or all classes of Contracts at any time in our sole discretion.

TRANSFER PRIVILEGE

The Company currently allows an unlimited number of free transfers per Contract Year prior to annuitization. The Company reserves the right to impose a charge of $10 on each transfer in excess of four per year and to limit the number of transfers. Currently, after variable annuity payments have commenced, you may make one transfer per year without the consent of the Company, and the Fixed Account is not available under variable payment options. All transfers are subject to the requirement that the amount of Contract Value transferred be at least $25 (or, if less, the amount of Contract Value held in the sub-account from which the transfer is made) and that, after the transfer is effected, Contract Value be allocated among not more than ten accounts, including the Fixed Account. Transfers will be accomplished at the relative net asset values per share of the particular Eligible Funds next determined after the request is received by the Company's Designated Office.

Transfers out of the Fixed Account are limited as to timing, frequency and
--------- --- -- --- ----- ------- --- ------- -- -- ------- --------- ---
amount.
-------

We did not design the Contract's transfer privilege to give you a way to speculate on short-term market movements. To prevent excessive transfers that could disrupt the management of the Eligible Funds and increase transaction costs, we may adopt procedures to limit excessive transfer activity. For example, we may impose conditions and limits on, or refuse to accept, transfer requests that we receive from third parties. Third parties include investment advisers or registered representatives acting under power(s) of attorney from one or more Contract owners. In addition, certain Eligible Funds may restrict or refuse purchases or redemptions of their shares as a result of certain market timing activities. You should read the prospectuses of the Eligible Funds for more details.

LOANS

Under current practice, if a Contract loan installment repayment is not made, interest may continue to be charged on any portion of a defaulted loan balance if we are restricted by law from making a full or partial surrender of the Contract to offset the loan.

PREMIUM TAX CHARGE

We also reserve the right to deduct from purchase payments, Contract Value, surrenders or annuity income payments, any taxes (including, but not limited to, premium taxes) paid by us to any government entity relating to the Contracts. Examples of these taxes include, but are not limited to, generation skipping transfer tax or a similar excise tax under federal or state tax law which is imposed on payments we make to certain persons and income tax withholdings on withdrawals and annuity income payments to the extent required by law. We will, at our sole discretion, determine when taxes relate to the Contracts. We may, at our sole discretion, pay taxes when due and deduct that amount from the Contract Value at a later date. Payment at an earlier date does not waive any right we may have to deduct amounts at a later date.

SUSPENSION OF PAYMENTS

Federal laws designed to counter terrorism and prevent money laundering by criminals might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your account. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, or death benefits, make transfers, or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about your account to government regulators.

REQUESTS AND ELECTIONS

We will treat your request for a Contract transaction, or your submission of a purchase payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Annuity Administrative Office before the close of regular trading on the New York Stock Exchange on that day. If we receive it after that time, or if the New York Stock Exchange is not open that day, then we will treat it as received on the next day when the New York Stock Exchange is open. Our designated Annuity Administrative Office is New England Life Insurance Company, c/o Annuity Administrative Office, P.O. Box 14594, Des Moines, IA 50306-3594.

Requests for sub-account transfers, address changes or reallocation of future purchase payments may be made:

..    By telephone (1-800-435-4117), between the hours of 9:00 a.m. and 4:00 p.m.
     Eastern Time

..    Through your Registered Representative

..    In writing to New England Life Insurance Company, c/o Annuity
     Administrative Office, P.O. Box 14594 Des Moines, IA 50306-3594, or

..    By fax (515) 457-4301

All other requests must be in written form, satisfactory to us. We may allow requests for a withdrawal over the telephone.

A recording of daily unit values is available by calling 1-800-333-2501.

                 RETIREMENT PLANS OFFERING FEDERAL TAX BENEFITS

The Federal tax laws provide for a variety of retirement plans offering tax benefits. These plans, which may be funded through the purchase of the individual variable annuity contracts offered in this prospectus, include:

1. Plans qualified under Section 401(a), 401(k), or 403(a) ("Qualified Plans") of the Internal Revenue Code (the "Code"). (At this time, the Contracts are only available on a limited basis to plans qualified under Section 401(k). Contracts are not being offered to 401(k) plans unless such plans already own Contracts on participants.);

2. Annuity purchase plans adopted by public school systems and certain tax-exempt organizations pursuant to Section 403(b) of the Code ("TSA Plans") which are funded solely by salary reduction contributions and which are not otherwise subject to ERISA. (The Contracts are no longer being offered through TSA Plans that are subject to ERISA.);

3. Individual retirement accounts adopted by or on behalf of individuals pursuant to Section 408(a) of the Code and individual retirement annuities purchased pursuant to Section 408(b) of the Code (both of which may be referred to as "IRAs"), including simplified employee pension plans, which are specialized IRAs that meet the requirements of Section 408(k) of the Code ("SEPs" and "SARSEPs"). SARSEPs are only allowed if owned prior to January 1, 1997;

4. Roth Individual Retirement Accounts under Section 408A of the Code ("Roth IRAs"). (In some states Roth IRAs are available under this Contract only if you have an existing IRA.)

5. Eligible deferred compensation plans (within the meaning of Section 457 of the Code) for employees of state and local governments and tax-exempt organizations ("Section 457 Plans"); and

6. Governmental plans (within the meaning of Section 414(d) of the Code) for governmental employees, including Federal employees ("Governmental Plans").

An investor should consult a qualified tax or other advisor as to the suitability of a Contract as a funding vehicle for retirement plans qualifying for tax benefited treatment, as to the rules underlying such plans and as to the state and Federal tax aspects of such plans. In addition, because the underlying
                                             -----------------------------------
tax-favored retirement plan itself provides tax deferral, whether or not a
--------------------------------------------------------------------------
variable annuity is purchased, you should consider whether the features and
---------------------------------------------------------------------------
benefits unique to variable annuities are appropriate for your needs when
-------------------------------------------------------------------------
purchasing a Qualified Contract. At this time, the Contracts are not being
--------------------------------
offered to plans qualified under Section 401(k) of the Code unless such plans already own Contracts on participants, and are no longer being offered through TSA Plans that are subject to ERISA. The Company will not provide all the administrative support appropriate for 401(k) plans or TSA Plans subject to ERISA. Accordingly, the Contract should NOT be purchased for use with such plans.

For any tax qualified account (e.g. 401(k) plan or IRA), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring an annuity contract within a qualified plan.

A summary of the Federal tax laws regarding contributions to, and distributions from, the above tax benefited retirement plans may be found below under the heading "Federal Income Tax Considerations--Taxation of Qualified Contracts." It should be understood that should a tax benefited retirement plan lose its qualification for tax-exempt status, employees will lose some of the tax benefits described herein.

In the case of certain TSA Plans under Section 403(b)(1) of the Code, IRAs purchased under Section 408(b) of the Code and Roth IRAs under Section 408A of the Code, the individual variable annuity contracts offered in this prospectus comprise the retirement "plan" itself. These Contracts will be endorsed, if necessary, to comply with Federal and state legislation governing such plans, and such endorsements may alter certain Contract provisions described in this prospectus. Refer to the Contracts and any endorsements for more complete information.

                        FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax advisor. No attempt is made to consider any applicable state tax or other tax laws, or to address any federal estate, or state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract.

When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money--generally for retirement purposes. If you invest in a variable annuity as part of an individual retirement plan, pension plan or employer-sponsored retirement program, your contract is called a Qualified Contract. If your annuity is independent of any formal retirement or pension plan, it is termed a Non-Qualified Contract. The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan.

TAXATION OF NON-QUALIFIED CONTRACTS

Non-Natural Person. If a non-natural person (e.g., a corporation or a trust) owns a Non-Qualified Contract, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the Contract (generally, the premiums or other consideration paid for the Contract) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

The following discussion generally applies to Contracts owned by natural persons.

Withdrawals. When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the account value immediately before the distribution over the Owner's investment in the Contract (generally, the premiums or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the Owner's investment in the Contract.

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total account balance or accrued benefit under the retirement plan. The "investment in the contract" generally equals the amount of any non-deductible Purchase Payments paid by or on behalf of any individual. In many cases, the "investment in the contract" under a Qualified Contract can be zero.

Penalty Tax on Certain Withdrawals. In the case of a distribution (or a deemed distribution) from a Non-Qualified Contract, there may be imposed a federal tax penalty (in addition to ordinary income tax) equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

..    made on or after the taxpayer reaches age 59 1/2;

..    made on or after the death of an Owner;

..    attributable to the taxpayer's becoming disabled;

..    made as part of a series of substantially equal periodic payment (at least annually) for the life (or life expectancy) of the taxpayer or the joint lives (or life expectancies) of the taxpayer and his or her designated beneficiary; or

..    under certain single premium immediate annuities providing for substantially equal payments made at least annually and where the annuity date is no later than one year from the date of purchase.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult a tax adviser with regard to exceptions from the penalty tax.

Annuity Payments. Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of any annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

The IRS has not furnished explicit guidance as to how the excludable amount is to be determined each year under variable income annuities that permit transfers between investment sub-accounts after the annuity starting date. Consult your own tax advisor.

Taxation of Death Benefit Proceeds. Amounts may be distributed from a Contract because of your death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or
(ii) if distributed under a payout option, they are taxed in the same way as annuity payments.

Transfers, Assignments or Exchanges of a Contract. Where otherwise permitted under the terms of the Contract, a transfer or assignment of ownership of a Contract, the designation or change of an annuitant, the selection of certain maturity dates, or the exchange of a Contract may result in certain adverse tax consequences to you that are not discussed herein. An owner contemplating any such transfer, assignment, exchange, or event should consult a tax advisor as to the tax consequences.

Withholding. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

Multiple Contracts. All non-qualified deferred annuity contracts that are issued by us (or our affiliates) to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in such owner's income when a taxable distribution occurs.

Further Information. We believe that the Contracts will qualify as annuity contracts for Federal income tax purposes and the above discussion is based on that assumption. Further details can be found in the Statement of Additional Information under the heading "Tax Status of the Contracts."

TAXATION OF QUALIFIED CONTRACTS

The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Contract comply with the law.

Individual Retirement Accounts (IRA's), as defined in Section 408 of the Internal Revenue Code (Code), permit individuals to make annual contributions of up to the lesser of the applicable dollar amount for the year (for 2003, $3,000 plus, for Owner's age 50 or older, $500) or the amount of compensation includible in the individual's gross income for the year. The contributions may be deductible in whole or in part, depending on the individual's income. If contributions are being made under a SEP or SARSEP plan of your employer, additional amounts may be contributed as permitted by the Code and the terms of the employer's plan. Distributions from certain retirement plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than non-deductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 591/2, unless an exception applies.
THE CONTRACT HAS BEEN SUBMITTED TO THE INTERNAL REVENUE SERVICE FOR A DETERMINATION AS TO ITS QUALIFICATION AS AN IRA. CONSULT A TAX ADVISER.

SIMPLE IRA's permit certain small employers to establish SIMPLE plans as provided by Section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a percentage of compensation up to $8,000 for 2003 (as may be increased in future years for cost of living adjustments). The sponsoring employer is generally required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRA's are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59-1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the plan.

Roth IRAs, as described in Code section 408A, permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax, and other special rules apply. The Owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59-1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

Corporate pension and profit-sharing plans under Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant or both may result if the Contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the Contract.

Tax Sheltered Annuities under section 403(b) of the Code allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (social security) tax. Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988;
(2) earnings on those contributions; and (3) earnings on amounts held as of the last year beginning before January 1, 1989, are not allowed prior to age 59-1/2, separation from service, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.

Section 457(b) Plans, while not actually providing for a qualified plan as that term is normally used, provides for certain eligible deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The Contract can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. Under a non-governmental plan, all such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer. In general, all amounts received under a non-governmental Section 457(b) plan are taxable and are subject to federal income tax withholding as wages.

Loans. IF YOUR QUALIFIED PLAN OR TSA PLAN CONTRACT PERMITS LOANS, THE AMOUNT OF SUCH LOANS, THE REPAYMENT TERMS AND THE TREATMENT OF DEFAULTS ARE SUBJECT TO LIMITATIONS AND RULES UNDER SECTION 72(P) OF THE CODE AND THE REGULATIONS THEREUNDER. THE TERMS OF YOUR LOAN WILL BE GOVERNED BY YOUR LOAN AGREEMENT AND THE REQUIREMENTS OF THE TAX LAW (AND ERISA, WHERE APPLICABLE). FAILURE TO SATISFY THESE REQUIREMENTS WILL RESULT IN ADVERSE TAX CONSEQUENCES. CONSULT YOUR TAX ADVISER PRIOR TO APPLYING FOR A LOAN.

Other Tax Issues. Qualified Contracts have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax adviser for more information about these distribution roles. Failure to meet such rules generally results in the imposition of a 50% excise tax on the amount which should have been, but was not, distributed.

Distributions from Qualified Contracts generally are subject to withholding for the Owner's federal income tax liability. The withholding rate varies according to the type of distribution and the Owner's tax status. The Owner will be provided the opportunity to elect not to have tax withheld from distributions.

Taxable "eligible rollover distributions" from section 401(a), 403(a), 403(b) and governmental Section 457(b) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee (or employee's spouse or former spouse as beneficiary or alternate payee) from such a plan, except certain distributions such as distributions required by the Code, distributions in a specified annuity form, hardship distributions or certain taxable distributions. The 20% withholding does not apply, however, if the employee chooses a "direct rollover" from the plan to a tax-qualified plan, IRA or tax sheltered annuity or to a governmental 457 plan that agrees to separately account for rollover contributions.

Foreign Tax Credits. To the extent permitted under the federal income tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain of the Eligible Funds to foreign jurisdictions.

POSSIBLE TAX LAW CHANGES

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of any Contract and do not intend the above discussion as tax advice.

                              FINANCIAL STATEMENTS

Financial statements for the Variable Account and Metropolitan Life Insurance Company are included in the Statement of Additional Information, a copy of which can be obtained by writing to New England Securities Corporation at 501 Boylston Street, Boston, Massachusetts 02116 or telephoning 1-800-356-5015.

                            ACCUMULATION UNIT VALUES
          (FOR AN ACCUMULATION UNIT OUTSTANDING THROUGHOUT THE PERIOD)

                        THE NEW ENGLAND VARIABLE ACCOUNT
                         CONDENSED FINANCIAL INFORMATION

Set forth below are accumulation unit values through December 31, 2002 for each Sub-account of The New England Variable Account.

                                STATE STREET
                                  RESEARCH
                                MONEY MARKET
                                SUB-ACCOUNT
                                ------------
                                  9/29/88*     1/1/89      1/1/90      1/1/91      1/1/92      1/1/93      1/1/94
                                     TO          TO          TO          TO          TO          TO          TO
                                  12/31/88    12/31/89    12/31/90    12/31/91    12/31/92    12/31/93    12/31/94
                                ------------  ---------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period..........       1.384        1.408       1.518       1.620       1.697       1.738       1.766
Accumulation Unit Value at
 end of period................       1.408        1.518       1.620       1.697       1.738       1.766       1.811
Numberof Accumulation Units
 outstanding at end of
 period..................          915,605    7,661,069  21,629,006  26,332,938  26,759,532  25,016,975  30,220,356

----------
*  Date these Sub-accounts were first available.

                                STATE STREET
                                 RESEARCH
                                MONEY MARKET
                                SUB-ACCOUNT
                                ------------
                                   1/1/95       1/1/96      1/1/97      1/1/98      1/1/99      1/1/00      1/1/01
                                     TO           TO          TO          TO          TO          TO          TO
                                  12/31/95     12/31/96    12/31/97    12/31/98    12/31/99    12/31/00    12/31/01
                                ------------  ----------  ----------  ----------  ----------  ----------  ----------
AccumulationUnit Value at
 beginning of period..........        1.811        1.889       1.959       2.036      2.114       2.190       2.295
Accumulation Unit Value at
 end of period................        1.889        1.959       2.036       2.114      2.190       2.295       2.353
Number of Accumulation Units
 outstanding at end of
 period.......................   33,015,018   33,412,517  26,785,902  33,716,959  36,481,209  31,587,553  29,851,477

                                                 SALOMON
                                                BROTHERS
                                STATE STREET    STRATEGIC
                                  RESEARCH        BOND
                                MONEY MARKET  OPPORTUNITIES
                                 SUB-ACCOUNT   SUB-ACCOUNT
                                ------------  -------------
                                   1/1/02       10/31/94*      1/1/95      1/1/96      1/1/97      1/1/98      1/1/99
                                     TO            TO            TO          TO          TO          TO          TO
                                  12/31/02      12/31/94      12/31/95    12/31/96    12/31/97    12/31/98    12/31/99
                                ------------  -------------  ---------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period..........        2.353         1.000        0.984       1.159       1.307       1.433       1.442
Accumulation Unit Value at
 end of period................        2.355         0.984        1.159       1.307       1.433       1.442       1.443
Number of Accumulation Units
 outstanding at end of
 period.......................   29,978,273     1,124,133    6,132,563  15,034,554  23,074,669  24,945,159  20,278,882

                                  SALOMON
                                  BROTHERS                               SALOMON
                                  STRATEGIC                             BROTHERS
                                    BOND                                  U.S.
                                OPPORTUNITIES                          GOVERNMENT
                                 SUB-ACCOUNT                           SUB-ACCOUNT
                                -------------                          -----------
                                   1/1/00        1/1/01      1/1/02     10/31/94*     1/1/95    1/1/96     1/1/97
                                     TO            TO          TO          TO           TO        TO         TO
                                  12/31/00      12/31/01    12/31/02    12/31/94     12/31/95  12/31/96   12/31/97
                                -------------  ----------  ----------  -----------  ---------  ---------  ---------
Accumulation Unit Value at
 beginning of period..........        1.443         1.527       1.609      1.000        1.004      1.139      1.161
Accumulation Unit Value at
 end of period................        1.527         1.609       1.740      1.004        1.139      1.161      1.242
Number of Accumulation Units
 outstanding at end of
 period.......................   16,337,092    14,811,810  12,769,969    910,020    4,495,184  5,785,148  8,616,135

                                 SALOMON
                                 BROTHERS                                                   STATE STREET
                                   U.S.                                                       RESEARCH
                                GOVERNMENT                                                  BOND INCOME
                                SUB-ACCOUNT                                                 SUB-ACCOUNT
                                -----------                                                 ------------
                                  1/1/98       1/1/99      1/1/00     1/1/01      1/1/02      10/5/88*      1/1/89
                                    TO           TO          TO         TO          TO           TO           TO
                                 12/31/98     12/31/99    12/31/00   12/31/01    12/31/02     12/31/88     12/31/89
                                -----------  ----------  ---------  ----------  ----------  ------------  ---------
Accumulation Unit Value at
 beginning of period..........        1.242      1.319       1.304       1.421       1.496       1.631        1.634
Accumulation Unit Value at
 end of period................        1.319      1.304       1.421       1.496       1.593       1.634        1.810
Number of Accumulation Units
 outstanding at end of
 period.......................   12,796,204  10,314,952  8,874,230  10,827,033  14,892,461     299,002    4,287,540

                                STATE STREET
                                  RESEARCH
                                 BOND INCOME
                                 SUB-ACCOUNT
                                -------------
                                    1/1/90       1/1/91      1/1/92      1/1/93      1/1/94      1/1/95      1/1/96
                                      TO           TO          TO          TO          TO          TO          TO
                                   12/31/90     12/31/91    12/31/92    12/31/93    12/31/94    12/31/95    12/31/96
                                -------------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period..........         1.810        1.930       2.247       2.398      2.664       2.540       3.037
Accumulation Unit Value at
 end of period................         1.930        2.247       2.398       2.664      2.540       3.037       3.134
Number of Accumulation Units
 outstanding at end of
 period.......................    10,139,527   17,797,335  28,871,719  41,939,487  41,657,182  42,231,987  41,138,874

----------
*  Date these Sub-accounts were first available.

                                STATE STREET
                                RESEARCH BOND                                                                MFS TOTAL
                                   INCOME                                                                    RETURN
                                 SUB-ACCOUNT                                                               SUB-ACCOUNT**
                                -------------                                                              -------------
                                   1/1/97        1/1/98      1/1/99      1/1/00      1/1/01      1/1/02       9/21/88*
                                     TO            TO          TO          TO          TO          TO           TO
                                  12/31/97      12/31/98    12/31/99    12/31/00    12/31/01    12/31/02      12/31/88
                                -------------  ----------  ----------  ----------  ----------  ----------  -------------
Accumulation Unit Value at
 beginning of period..........         3.134        3.429       3.689       3.622       3.865       4.149       1.042
Accumulation Unit Value at
 end of period................         3.429        3.689       3.622       3.865       4.149       4.439       1.063
Number of Accumulation Units
 outstanding at end of
 period.......................    37,260,367   38,630,894  32,707,422  25,348,903  25,107,756  21,965,782     731,349

                                  MFS TOTAL
                                  RETURN
                                SUB-ACCOUNT**
                                -------------
                                    1/1/89       1/1/90      1/1/91      1/1/92      1/1/93      1/1/94      1/1/95
                                      TO           TO          TO          TO          TO          TO          TO
                                   12/31/89     12/31/90    12/31/91    12/31/92    12/31/93    12/31/94    12/31/95
                                -------------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period..........        1.063         1.250       1.272       1.508       1.588       1.733       1.691
Accumulation Unit Value at
 end of period................        1.250         1.272       1.508       1.588       1.733       1.691       2.190
Number of Accumulation Units
 outstanding at end of
 period.......................    9,179,207    18,099,540  26,478,398  41,588,546  60,696,659  61,961,278  56,145,463

                                  MFS TOTAL
                                   RETURN
                                SUB-ACCOUNT**
                                -------------
                                   1/1/96        1/1/97      1/1/98      1/1/99      1/1/00      1/1/01     1/1/02
                                     TO            TO          TO          TO          TO          TO         TO
                                  12/31/96      12/31/97    12/31/98    12/31/99    12/31/00    12/31/01   12/31/02
                                -------------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period..........         2.190        2.485       3.103       3.664       3.975       3.789       3.596
Accumulation Unit Value at
 end of period................         2.485        3.103       3.664       3.975       3.789       3.596       3.357
Number of Accumulation Units
 outstanding at end of
 period.......................    52,130,165   48,490,618  42,358,784  37,391,028  30,014,285  24,501,065  19,130,634

                                 BALANCED
                                SUB-ACCOUNT
                                -----------
                                 10/31/94*     1/1/95      1/1/96      1/1/97      1/1/98      1/1/99      1/1/00
                                     TO          TO          TO          TO          TO          TO          TO
                                  12/31/94    12/31/95    12/31/96    12/31/97    12/31/98    12/31/99    12/31/00
                                -----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period..........        1.000       0.997       1.227       1.415       1.622       1.747       1.636
Accumulation Unit Value at
 end of period................        0.997       1.227       1.415       1.622       1.747       1.636       1.583
Number of Accumulation Units
 outstanding at end of
 period.......................    1,736,189  10,987,597  20,107,324  28,677,041  30,824,135  27,038,754  19,606,177

                                                         ALGER EQUITY
                                 BALANCED                   GROWTH
                                SUB-ACCOUNT               SUB-ACCOUNT
                                -----------              ------------
                                  1/1/01       1/1/02      10/31/94*     1/1/95      1/1/96      1/1/97      1/1/98
                                    TO           TO           TO           TO          TO          TO          TO
                                 12/31/01     12/31/02     12/31/94     12/31/95    12/31/96    12/31/97    12/31/98
                                -----------  ----------  ------------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period..........        1.583       1.492        1.000        0.956       1.402       1.566       1.941
Accumulation Unit Value at
 end of period................        1.492       1.273        0.956        1.402       1.556       1.941       2.829
Number of Accumulation Units
 outstanding at end of
 period.......................   17,247,901  14,361,234    1,857,319   24,163,685  40,025,594  44,518,891  49,255,773

                                ALGER EQUITY                                         ZENITH
                                   GROWTH                                            EQUITY
                                 SUB-ACCOUNT                                      SUB-ACCOUNT(1)
                                ------------                                      --------------
                                   1/1/99       1/1/00      1/1/01      1/1/02       9/16/88*       1/1/89     1/1/90
                                     TO           TO          TO          TO            TO            TO         TO
                                  12/31/99     12/31/00    12/31/01    12/31/02      12/31/88      12/31/89   12/31/90
                                ------------  ----------  ----------  ----------  --------------  ---------  ----------
Accumulation Unit Value at
 beginning of period..........        2.829        3.744      3.189       2.767         4.645         4.612       5.950
Accumulation Unit Value at
 end of period................        3.744        3.189      2.767       1.825         4.612         5.950       5.666
Number of Accumulation Units
 outstanding at end of
 period.......................   60,072,409   64,809,207  53,583,938  40,343,771      439,393     5,337,778  12,591,788

----------
*    Date these Sub-accounts were first available.

**   This Sub-account is only available through Contracts purchased prior to May
                                                                    -----
     1, 1995.

                                  ZENITH
                                  EQUITY
                                SUB-ACCOUNT
                                -----------
                                  1/1/91       1/1/92      1/1/93      1/1/94      1/1/95      1/1/96      1/1/97
                                    TO           TO          TO          TO          TO          TO          TO
                                 12/31/91     12/31/92    12/31/93    12/31/94    12/31/95    12/31/96    12/31/97
                                -----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period..........        5.666       8.608       7.978       9.050       8.298      11.300      13.496
Accumulation Unit Value at
 end of period................        8.608       7.978       9.050       8.298      11.300      13.496      16.442
Number of Accumulation Units
 outstanding at end of
 period.......................   21,719,884  33,645,983  40,091,665  43,592,961  41,663,900  41,363,155  40,200,592

                                                                                                DAVIS
                                  ZENITH                                                       VENTURE
                                  EQUITY                                                        VALUE
                                SUB-ACCOUNT                                                  SUB-ACCOUNT
                                -----------                                                  -----------
                                  1/1/98       1/1/99      1/1/00      1/1/01      1/1/02     10/31/94*     1/1/95
                                    TO           TO          TO          TO          TO          TO           TO
                                 12/31/98     12/31/99    12/31/00    12/31/01    12/31/02    12/31/94     12/31/95
                                -----------  ----------  ----------  ----------  ----------  -----------  ----------
Accumulation Unit Value at
 beginning of period..........       16.442      21.752      24.831      23.359      19.257        1.000       0.963
Accumulation Unit Value at
 end of period................       21.752      24.831      23.359      19.257      14.832        0.963       1.323
Number of Accumulation Units
 outstanding at end of
 period.......................   33,502,039  38,236,116  27,364,614  22,565,710  17,578,438    3,499,719  19,608,688

                                  DAVIS
                                 VENTURE
                                  VALUE
                                SUB-ACCOUNT
                                -----------
                                  1/1/96       1/1/97      1/1/98      1/1/99      1/1/00      1/1/01      1/1/02
                                    TO           TO          TO          TO          TO          TO          TO
                                 12/31/96     12/31/97    12/31/98    12/31/99    12/31/00    12/31/01    12/31/02
                                -----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period..........        1.323       1.643       2.163       2.442       2.831       3.059       2.681
Accumulation Unit Value at
 end of period................        1.643       2.163       2.442       2.831       3.059       2.681       2.212
Number of Accumulation Units
 outstanding at end of
 period.......................   34,997,024  53,997,107  58,765,470  57,370,889  59,644,558  54,077,372  43,784,343

                                  HARRIS
                                  OAKMARK
                                  FOCUSED
                                   VALUE
                                SUB-ACCOUNT
                                -----------
                                 10/1/93*      1/1/94      1/1/95      1/1/96      1/1/97      1/1/98      1/1/99
                                    TO           TO          TO          TO          TO          TO          TO
                                 12/31/93     12/31/94    12/31/95    12/31/96    12/31/97    12/31/98    12/31/99
                                -----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period..........        1.125       1.137       1.119       1.439       1.669       1.932       1.802
Accumulation Unit Value at
 end of period................        1.137       1.119       1.439       1.669       1.932       1.802       1.784
Number of Accumulation Units
 outstanding at end of
 period.......................    4,515,611  15,572,344  19,773,057  24,345,379  24,035,279  21,347,155  17,151,815

                                  HARRIS
                                  OAKMARK                              LOOMIS
                                  FOCUSED                              SAYLES
                                   VALUE                              SMALL CAP
                                SUB-ACCOUNT                          SUB-ACCOUNT
                                -----------                          -----------
                                  1/1/00       1/1/01      1/1/02       5/2/94*     1/1/95      1/1/96      1/1/97
                                    TO           TO          TO           TO          TO          TO          TO
                                 12/31/00     12/31/01    12/31/02     12/31/94    12/31/95    12/31/96    12/31/97
                                -----------  ----------  ----------  -----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period..........        1.784       2.120       2.673       1.000        0.959       1.219       1.572
Accumulation Unit Value at
 end of period................        2.120       2.673       2.404       0.959        1.219       1.572       1.936
Number of Accumulation Units
 outstanding at end of
 period.......................   15,593,693  23,265,733  22,307,958   2,988,971   13,533,326  26,307,748  39,442,109

                                  LOOMIS                                                         MFS
                                  SAYLES                                                      INVESTORS
                                 SMALL CAP                                                      TRUST
                                SUB-ACCOUNT                                                  SUB-ACCOUNT
                                -----------                                                  -----------
                                  1/1/98       1/1/99      1/1/00      1/1/01      1/1/02      7/2/01*     1/1/02
                                    TO           TO          TO          TO          TO          TO          TO
                                 12/31/98     12/31/99    12/31/00    12/31/01    12/31/02    12/31/01    12/31/02
                                -----------  ----------  ----------  ----------  ----------  -----------  --------
Accumulation Unit Value at
 beginning of period..........        1.936       1.878       2.441       2.535       2.280        0.898     0.833
Accumulation Unit Value at
 end of period................        1.878       2.441       2.535       2.280       1.764        0.833     0.656
Number of Accumulation Units
 outstanding at end of
 period.......................   40,318,239  32,700,400  39,281,394  31,036,981  24,037,246      311,202   743,289

----------
*  Date these Sub-accounts were first available.

                                     MFS                       FI
                                  RESEARCH                 STRUCTURED
                                  MANAGERS                   EQUITY
                                 SUB-ACCOUNT              SUB-ACCOUNT
                                -------------            ------------
                                   7/2/01*      1/1/02     10/1/93*      1/1/94      1/1/95      1/1/96      1/1/97
                                     TO           TO          TO           TO          TO          TO          TO
                                  12/31/01     12/31/02    12/31/93     12/31/94    12/31/95    12/31/96    12/31/97
                                -------------  --------  ------------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period..........       0.980        0.880        1.105        1.132       1.103       1.486       1.731
Accumulation Unit Value at
 end of period................       0.880        0.659        1.132        1.103       1.486       1.731       2.279
Number of Accumulation Units
 outstanding at end of
 period.......................     129,693      437,219    3,359,317   16,092,325  21,168,965  26,104,465  30,306,103

                                     FI                                                              METLIFE
                                 STRUCTURED                                                        STOCK INDEX
                                   EQUITY                                                          SUB-ACCOUNT
                                 SUB-ACCOUNT                                                       CLASS A**(2)
                                -------------                                                      ------------
                                   1/1/98        1/1/99        1/1/00        1/1/01      1/1/02       8/1/92*      1/1/93
                                     TO            TO            TO            TO          TO           TO           TO
                                  12/31/98      12/31/99      12/31/00      12/31/01    12/31/02     12/31/92     12/31/93
                                -------------  ----------  --------------  ----------  ----------  ------------  ----------
Accumulation Unit Value at
 beginning of period..........         2.279        2.799          3.019        2.825       2.399        1.592        1.644
Accumulation Unit Value at
 end of period................         2.799        3.019          2.825        2.399       1.906        1.644        1.780
Number of Accumulation Units
 outstanding at end of
 period.......................    35,514,558   35,663,197     29,466,287   23,927,806  17,850,173   21,583,607   11,017,884

                                   METLIFE
                                 STOCK INDEX
                                 SUB-ACCOUNT
                                   CLASS A
                                 -----------
                                   1/1/94       1/1/95        1/1/96        1/1/97      1/1/98        1/1/99        1/1/00
                                     TO           TO            TO            TO          TO            TO            TO
                                  12/31/94     12/31/95      12/31/96      12/31/97    12/31/98      12/31/99      12/31/00
                                ------------  ----------  --------------  ----------  -----------  ------------  ------------
Accumulation Unit Value at
 beginning of period..........         1.780       1.775          2.398        2.898       3.788         4.781         5.678
Accumulation Unit Value at
 end of period................         1.775       2.398          2.898        3.788       4.781         5.678         5.096
Number of Accumulation Units
 outstanding at end of
 period.......................    14,282,355  15,539,609     15,623,253   15,874,978  15,292,906    15,111,062    13,740,976

                                   METLIFE                     PUTNAM
                                 STOCK INDEX               INTERNATIONAL
                                 SUB-ACCOUNT                   STOCK
                                   CLASS A                 SUB-ACCOUNT(3)
                                -------------              --------------
                                   1/1/01        1/1/02      10/31/94*       1/1/95      1/1/96        1/1/97        1/1/98
                                     TO            TO            TO            TO          TO            TO            TO
                                  12/31/01      12/31/02      12/31/94      12/31/95    12/31/96      12/31/97      12/31/98
                                -------------  ----------  --------------  ----------  -----------  ------------  ------------
Accumulation Unit Value at
 beginning of period..........         5.096        3.682          1.179        1.207       1.265         1.331         1.296
Accumulation Unit Value at
 end of period................         3.682        2.822          1.207        1.265       1.331         1.296         1.371
Number of Accumulation Units
 outstanding at end of
 period.......................    14,020,250   11,436,136      2,473,991    9,383,114  13,845,613    14,635,944    13,860,555

                                   PUTNAM
                                INTERNATIONAL                                          MET/PUTNAM
                                    STOCK                                                VOYAGER                  VIP OVERSEAS
                                 SUB-ACCOUNT                                           SUB-ACCOUNT                 SUB-ACCOUNT
                                -------------                                          -----------                ------------
                                   1/1/99        1/1/00        1/1/01        1/1/02      1/22/01       1/1/02       10/1/93*
                                     TO            TO            TO           TO          TO            TO            TO
                                  12/31/99      12/31/00      12/31/01      12/31/02    12/31/01      12/31/02      12/31/93
                                -------------  ----------  --------------  ----------  -----------  ------------  ------------
Accumulation Unit Value at
 beginning of period..........         1.371        1.686          1.494        1.170       0.753         0.494         1.458
Accumulation Unit Value at
 end of period................         1.686        1.494          1.170        0.953       0.494         0.346         1.532
Number of Accumulation Units
 outstanding at end of
 period.......................    12,308,176   13,507,918     12,484,035   11,478,963   2,569,263     2,363,367    10,878,551

                                VIP OVERSEAS
                                 SUB-ACCOUNT
                                -------------
                                   1/1/94        1/1/95        1/1/96        1/1/97      1/1/98        1/1/99        1/1/00
                                     TO            TO            TO            TO          TO            TO            TO
                                  12/31/94      12/31/95      12/31/96      12/31/97    12/31/98      12/31/99      12/31/00
                                -------------  ----------  --------------  ----------  -----------  ------------  ------------
Accumulation Unit Value at
 beginning of period..........        1.532         1.538          1.664        1.859       2.046         2.276         3.202
Accumulation Unit Value at
 end of period................        1.538         1.664          1.859        2.046       2.276         3.202         2.556
Number of Accumulation Units
 outstanding at end of
 period.......................   43,034,544    41,273,183     44,846,316   45,289,247   40,546,153    36,251,177    33,830,970

----------
*    Date these Sub-accounts were first available.

** Met Life Stock Index Portfolio Class A is only available through Contracts purchased prior to May 1, 1995.
               -----

                                                             VIP EQUITY-
                                 VIP OVERSEAS                   INCOME
                                 SUB-ACCOUNT                 SUB-ACCOUNT
                                --------------               ------------
                                    1/1/01        1/1/02       10/1/93*      1/1/94        1/1/95       1/1/96       1/1/97
                                      TO            TO            TO           TO            TO           TO           TO
                                   12/31/01      12/31/02      12/31/93     12/31/94      12/31/95     12/31/96     12/31/97
                                --------------  -----------  ------------  -----------  ------------  -----------  -----------
Accumulation Unit Value at
 beginning of period..........        2.556          1.987         1.980        1.992         2.104        2.804        3.162
Accumulation Unit Value at
 end of period................        1.987          1.563         1.992        2.104         2.804        3.162        3.996
Number of Accumulation Units
 outstanding at end of
 period.......................   26,663,772     21,187,687     5,649,743   25,852,849    38,010,655   44,037,798   45,104,192

                                                                                                        LEHMAN
                                                                                                       BROTHERS
                                 VIP EQUITY-                                                           AGGREGATE
                                    INCOME                                                            BOND INDEX
                                 SUB-ACCOUNT                                                          SUB-ACCOUNT
                                --------------                                                        -----------
                                    1/1/98        1/1/99        1/1/00       1/1/01        1/1/02      01/22/01*     1/1/02
                                      TO            TO            TO           TO            TO           TO           TO
                                   12/31/98      12/31/99      12/31/00     12/31/01      12/31/02     12/31/01     12/31/02
                                --------------  -----------  ------------  -----------  ------------  -----------  -----------
Accumulation Unit Value at
 beginning of period..........        3.996          4.401         4.617        4.939         4.631        1.077        1.131
Accumulation Unit Value at
 end of period................        4.401          4.617         4.939        4.631         3.794        1.131        1.226
Number of Accumulation Units
 outstanding at end of
 period.......................   42,926,506     37,676,846    28,617,928   24,545,075    19,947,966    2,019,440    5,543,843

                                                                                        STATE STREET
                                    JANUS                      METLIFE                    RESEARCH
                                  AGGRESSIVE                 STOCK INDEX                 INVESTMENT                   JANUS
                                    GROWTH                   SUB-ACCOUNT                   TRUST                     MID CAP
                                SUB-ACCOUNT(4)                 CLASS B**                SUB-ACCOUNT                SUB-ACCOUNT
                                --------------               ------------               ------------               -----------
                                  05/01/01*       1/1/02      01/22/01*      1/1/02      05/01/01*      1/1/02      01/22/01*
                                      TO            TO            TO           TO            TO           TO           TO
                                   12/31/01      12/31/02      12/31/01     12/31/02      12/31/01     12/31/02     12/31/01
                                --------------  -----------  ------------  -----------  ------------  -----------  -----------
Accumulation Unit Value
 at beginning of period.......          1            0.775         4.150        3.528         7.438        6.526        2.599
Accumulation Unit Value
 at end of period.............      0.775            0.529         3.528        2.697         6.526        4.746        1.552
Number of Accumulation
 Units outstanding at end of
 period.......................    344,674          566,433       268,034      603,435        31,594       39,946    1,630,351

                                                                            NEUBERGER                  FRANKLIN
                                                  METLIFE                    BERMAN                    TEMPLETON
                                    JANUS         MID CAP                    MID CAP                   SMALL CAP
                                   MID CAP      STOCK INDEX                   VALUE                     GROWTH
                                 SUB-ACCOUNT    SUB-ACCOUNT                SUB-ACCOUNT                SUB-ACCOUNT
                                --------------  -----------                -----------                -----------
                                    1/1/02       01/22/01*      1/1/02      05/01/01*      1/1/02      05/01/01*     1/1/02
                                      TO            TO            TO           TO            TO           TO           TO
                                   12/31/02      12/31/01      12/31/02     12/31/01      12/31/02     12/31/01     12/31/02
                                --------------  -----------  ------------  -----------  ------------  -----------  -----------
Accumulation Unit Value
 at beginning of period.......        1.552          1.036         1.031        1.478         1.503            1        0.880
Accumulation Unit Value
 at end of period.............        1.085          1.031         0.863        1.503         1.336        0.880        0.625
Number of Accumulation
 Units outstanding at end of
 period.......................    1,138,071      1,448,527     2,232,301      245,461     2,012,000      609,228    1,263,448

                                                          STATE STREET                  MORGAN                  LORD ABBETT
                                  RUSSELL                   RESEARCH                   STANLEY                     BOND
                                 2000 INDEX                  AURORA                   EAFE/INDEX                 DEBENTURE
                                SUB-ACCOUNT               SUB-ACCOUNT                SUB-ACCOUNT                SUB-ACCOUNT
                                -----------               ------------               ------------               -----------
                                 01/22/01*     1/1/02      01/22/01*      1/1/02      01/22/01*      1/1/02      05/01/01*
                                     TO          TO            TO           TO            TO           TO           TO
                                  12/31/01    12/31/02      12/31/01     12/31/02      12/31/01     12/31/02     12/31/01
                                -----------  ----------  ------------  -----------  ------------  -----------  -----------
Accumulation Unit Value
 at beginning of period.......        1.203      1.186         1.234        1.401         1.102        0.853        1.389
Accumulation Unit Value at
 end of period................        1.186      0.929         1.401        1.087         0.853        0.700        1.375
Number of Accumulation
 Units outstanding at end of
 period.......................    1,046,199  1,956,327    11,264,904   13,358,433      641,779    1,349,943      199,974

----------
*    Date these Sub-accounts were first available.

** The MetLife Stock Index Sub-account--Class B Portfolio is only available to Contracts purchased on or after May 1, 1995.
                               -----

                                LORD ABBETT                          T. ROWE PRICE
                                    BOND       PIMCO                    MID-CAP                  PIMCO
                                 DEBENTURE     TOTAL                    GROWTH                 INNOVATION
                                SUB-ACCOUNT    RETURN                 SUB-ACCOUNT              SUB-ACCOUNT
                                -----------  ----------              -------------             -----------
                                   1/1/02     05/01/01*    1/1/02      05/01/01*      1/1/02    05/01/01*
                                     TO          TO          TO           TO            TO         TO
                                  12/31/02    12/31/01    12/31/02     12/31/01      12/31/02   12/31/01
                                -----------  ----------  ----------  -------------  ---------  -----------
Accumulation Unit Value
 at beginning of period.......      1.375         1.001       1.054       0.981         0.824      0.823
Accumulation Unit Value at
 end of period................      1.349         1.054       1.137       0.824         0.455      0.610
Number of Accumulation
 Units outstanding at end of
 period.......................    841,031     1,887,995  12,468,313     822,978     1,945,971    176,284

                                     MFS                   AMERICAN                 AMERICAN
                                   RESEARCH              FUNDS GROWTH            FUNDS GROWTH-
                                INTERNATIONAL                FUND                   INCOME
                                 SUB-ACCOUNT             SUB-ACCOUNT              SUB-ACCOUNT
                                -------------            ------------            -------------
                                  05/01/01*     1/1/02    05/01/01*     1/1/02     05/01/01*      1/1/02
                                      TO          TO          TO          TO          TO            TO
                                  12/31/01     12/31/02    12/31/01    12/31/02    12/31/01      12/31/02
                                -------------  --------  ------------  --------  -------------  ----------
Accumulation Unit Value at
 beginning of period..........       0.972        0.848      13.039     11.078         8.544        8.240
Accumulation Unit Value at
 end of period................       0.848        0.738      11.078      8.236         8.240        6.622
Number of Accumulation
 Units outstanding at end of
 period.......................     262,000      481,522     261,891    986,402       315,481      999,190

                                   AMERICAN                                      HARRIS                      MET/AIM
                                 FUNDS GLOBAL        FI         STATE STREET     OAKMARK       HARRIS        MID CAP
                                    SMALL          MID CAP     RESEARCH LARGE   LARGE CAP      OAKMARK        CORE
                                CAPITALIZATION  OPPORTUNITIES    CAP VALUE        VALUE     INTERNATIONAL    EQUITY
                                 SUB-ACCOUNT     SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT
                                --------------  -------------  --------------  -----------  -------------  -----------
                                    1/1/02         5/1/02*         5/1/02*        5/1/02*       5/1/02*      5/1/02*
                                      TO             TO              TO            TO            TO            TO
                                   12/31/02       12/31/02        12/31/02      12/31/02      12/31/02      12/31/02
                                --------------  -------------  --------------  -----------  -------------  -----------
Accumulation Unit Value at
 beginning of period..........         1.345           1.000           1.000        1.186          1.060       1.140
Accumulation Unit Value at
 end of period................         1.071           0.811           0.793        0.973          0.884       0.967
Number of Accumulation
 Units outstanding at end of
 period.......................     1,031,114         163,429          73,924      793,465          8,900     418,397

                                     1/1/02
                                       TO
                                    12/31/02
                                 --------------
Accumulation Unit Value
 at beginning of period.......          0.610
Accumulation Unit Value at
 end of period................          0.296
Number of Accumulation
 Units outstanding at end of
 period.......................        314,143

                                   AMERICAN
                                  FUNDS GLOBAL
                                     SMALL
                                 CAPITALIZATION
                                  SUB-ACCOUNT
                                 --------------
                                   05/01/01*
                                      TO
                                   12/31/01
                                 --------------
Accumulation Unit Value at
 beginning of period..........          1.479
Accumulation Unit Value at
 end of period................          1.345
Number of Accumulation
 Units outstanding at end of
 period.......................        284,714

                                   MET/AIM
                                  SMALL CAP
                                   GROWTH
                                 SUB-ACCOUNT
                                 -----------
                                   5/1/02*
                                     TO
                                  12/31/02
                                 -----------
Accumulation Unit Value at
 beginning of period..........        1.122
Accumulation Unit Value at
 end of period................        0.848
Number of Accumulation
 Units outstanding at end of
 period.......................      556,582
----------
*  Date these Sub-accounts were first available.

(1) Previously, the Capital Growth Sub-account. Effective May 1, 2002, the Zenith Equity Portfolio of the New England Zenith Fund changed its investment objective and policies and became a "fund of funds" that invests equally in three other series of the Zenith Fund. On or about April 28, 2003, these series of the Zenith Fund were reorganized into newly established portfolios of the Metropolitan Fund. In addition, Capital Growth Management Limited Partnership ("CGM") ceased to be the subadviser to the Zenith Equity Series on May 1, 2002.

(2) Previously, the Westpeak Stock Index Sub-account. On April 27, 2001, the MetLife Stock Index Portfolio--Class A (which commenced operations on May 1,
1990) was substituted for the WestPeak Stock Index Series, which is no longer available for investment under the Contract. Information for dates on or before April 27, 2001 reflects the performance of the Westpeak Stock Index Series since its inception on May 1, 1987. The MetLife Stock Index--Class A Sub-Account is only available to Contract Owners who purchased Contracts prior to May 1, 1995.
                                                          -----

(3) Previously, the Morgan Stanley International Magnum Equity Sub-account. On December 1, 2002, the Putnam International Stock Portfolio (which commenced operations on May 1, 1991) was substituted for the Morgan Stanley International Magnum Equity Series of the New England Zenith Fund, which is no longer available for investment under the Contract. The information shown for the periods prior to December 1, 2002 represents the performance of the Morgan Stanley International Magnum Equity Series since its inception on October 31, 1994.

(4) Previously, the Janus Growth Sub-account. On or about April 28, 2003, the Janus Growth Portfolio merged into the Janus Aggressive Growth Portfolio. Information shown for the Janus Aggressive Growth Portfolio is based on the May 1, 2001 inception of the Janus Growth Portfolio, and reflects the performance of the Janus Growth Portfolio through the date of the merger.

Information on units and unit values is useful because they affect the calculation of Contract Values. The value of a Contract is determined by multiplying the number of Accumulation Units in each sub-account credited to the Contract by the Accumulation Unit Value of the sub-account. The Accumulation Unit Value of a sub-account depends in part on the net investment experience of the Eligible Fund in which it invests. See "Contract Value and Accumulation Unit Value" for more information.

                                   PREMIUM TAX

Premium tax rates are subject to change. At present the Company pays premium taxes in the following jurisdictions at the rates shown.

                  CONTRACTS USED WITH TAX
JURISDICTION     QUALIFIED RETIREMENT PLANS    ALL OTHER CONTRACTS
------------     --------------------------    -------------------
California....              0.50%*                    2.35%
Maine.........                --                      2.00%
Nevada........                --                      3.50%
Puerto Rico...              1.00%                     1.00%
South Dakota..                --                      1.25%
West Virginia.              1.00%                     1.00%
Wyoming.......                --                      1.00%

----------
*   Contracts sold to (S)408(a) IRA Trusts are taxed at 2.35%.

See "Premium Tax Charges" in the prospectus for more information about how premium taxes affect the Contracts.

                                TABLE OF CONTENTS

                                       OF

                       STATEMENT OF ADDITIONAL INFORMATION

                                                                           PAGE
                                                                           -----
HISTORY...............................................................      II-3
SERVICES RELATING TO THE VARIABLE ACCOUNT AND THE CONTRACTS.                II-3
PERFORMANCE COMPARISONS...............................................      II-3
INVESTMENT ADVICE.....................................................      II-3
CALCULATION OF PERFORMANCE DATA.......................................      II-5
CALCULATION OF YIELDS.................................................     II-20
NET INVESTMENT FACTOR.................................................     II-22
ANNUITY PAYMENTS......................................................     II-22
HYPOTHETICAL ILLUSTRATIONS OF ANNUITY INCOME PAYOUTS..................     II-23
HISTORICAL ILLUSTRATIONS OF ANNUITY INCOME PAYOUTS....................     II-24
TAX STATUS OF THE CONTRACTS...........................................     II-25
EXPERTS...............................................................     II-25
LEGAL MATTERS.........................................................     II-26
APPENDIX A............................................................     II-27
FINANCIAL STATEMENTS FOR THE NEW ENGLAND VARIABLE ACCOUNT.............      FF-1
FINANCIAL STATEMENTS FOR METROPOLITAN LIFE INSURANCE COMPANY..........       F-1

If you would like a copy of the Statement of Additional Information, please complete the request form below and mail to:

                       NEW ENGLAND SECURITIES CORPORATION

                               501 BOYLSTON STREET

                           Boston, Massachusetts 02116

Please send a copy of the Statement of Additional Information for The New England Variable Account (Zenith Accumulator) to:

-------------------------------------

                                      NAME

-------------------------------------

                                     STREET

-------------------------------------

                                 CITY STATE ZIP

                       METROPOLITAN LIFE INSURANCE COMPANY
                        THE NEW ENGLAND VARIABLE ACCOUNT

                               ZENITH ACCUMULATOR

                        SUPPLEMENT DATED OCTOBER 4, 2002
                                     TO THE
                         PROSPECTUS DATED APRIL 30, 1999
                           AS SUPPLEMENTED MAY 1, 2002

     For Contracts issued in New York, the American Funds Growth Fund, the American Funds Growth-Income Fund and the American Funds Global Small Capitalization Fund, each a Portfolio of the American Funds Insurance Series, are now available as investment options.

     However, these Portfolios will be closed to additional investments during the annuity period. In other words, once annuity payments begin, you cannot transfer any Contract Value to any Portfolio of the American Funds Insurance Series.

VA280

                               ZENITH ACCUMULATOR

                      Individual Variable Annuity Contracts
                                    Issued By
                       Metropolitan Life Insurance Company
                               One Madison Avenue
                            New York, New York 10010

                               DESIGNATED OFFICE:

                          ANNUITY ADMINISTRATIVE OFFICE

                                 P.O. Box 14594

                            Des Moines, IA 50306-3594

                          SUPPLEMENT DATED MAY 1, 2002

       TO THE PROSPECTUS DATED APRIL 30, 1999 (AS ANNUALLY SUPPLEMENTED).

This supplement updates certain information in the prospectus dated April 30, 1999 (as annually supplemented), describing individual flexible and single purchase payment variable annuity contracts (the "Contracts") funded by The New England Variable Account (the "Variable Account"). You should read and retain this supplement. Certain additional information about the Contracts is contained in a Statement of Additional Information ("SAI") dated May 1, 2002, as it may be supplemented from time to time, which has been filed with the Securities and Exchange Commission ("SEC") and is incorporated herein by reference. A complete prospectus dated April 30, 1999, as well as the Statement of Additional Information, may be obtained free of charge by writing to New England Securities Corporation at 399 Boylston Street, Boston, Massachusetts 02116 or telephoning 1-800-365-5015.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE CONTRACTS OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SEC MAINTAINS A WEBSITE THAT CONTAINS THE STATEMENT OF ADDITIONAL INFORMATION, MATERIAL INCORPORATED BY REFERENCE, AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SEC. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

   THE ELIGIBLE FUND PROSPECTUSES ARE ATTACHED. PLEASE READ THEM AND KEEP THEM

FOR REFERENCE.

WE DO NOT GUARANTEE HOW ANY OF THE SUB-ACCOUNTS OR ELIGIBLE FUNDS WILL PERFORM. THE CONTRACTS AND ELIGIBLE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

                                   HIGHLIGHTS

Condensed financial information containing the accumulation unit value history appears at the end of this supplement. Average annual total return information appears at the end of this supplement.

STATE VARIATIONS

Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this supplement. This supplement updates certain information in the prospectus. Your actual Contract and any endorsements are the controlling documents. If you would like to review a copy of the Contract and endorsements, contact our Annuity Administrative Office.

We offer other variable annuity contracts that have different death benefits, contract features, fund selections, and optional programs. However, these other contracts also have different charges that would affect your sub- account performance and contract values. To obtain more information about these other contracts, contact our Annuity Administrative Office or your registered representative.

REPLACEMENT OF CONTRACTS

Generally, it is not advisable to purchase a Contract as a replacement for an existing annuity contract. You should replace an existing contract only when you determine that the Contract is better for you. You may have to pay a surrender charge on your existing contract, and the Contract will impose a new surrender charge period. Before you buy a Contract, ask your registered representative if purchasing a Contract would be advantageous, given the Contract's features, benefits, and charges.

                                  EXPENSE TABLE

The purpose of the table and the examples below is to explain the various costs and expenses you will bear, directly or indirectly, as a Contract Owner. These are deducted from purchase payments, the Variable Account, or the Eligible Funds. In the examples following the table, we assume that you allocated your entire purchase payment to one sub-account, with no transfers.

                                VARIABLE ACCOUNT

CONTRACT OWNER TRANSACTION EXPENSES(1)
   Sales Charge Imposed on Purchases (as a percentage
      of Contract Value)..............................              0%
   Maximum Contingent Deferred Sales Charge(2) (as a
      percentage of Contract Value)...................            6.5%
   Transfer Fee (per Contract Year)(3)................   $0 on the first twelve
                                                          $10 each thereafter
ANNUAL CONTRACT FEE
   Administration Contract Charge (per Contract)(4)...            $30
VARIABLE ACCOUNT ANNUAL EXPENSES(5)
   (as percentage of average net assets)

                                         AMERICAN FUNDS
                                             GROWTH
                                          SUB-ACCOUNT,
                                         AMERICAN FUNDS
                                          GROWTH-INCOME
                                           SUB-ACCOUNT
                                               AND
                                         AMERICAN FUNDS
                                          GLOBAL SMALL        ALL
                                         CAPITALIZATION      OTHER
                                          SUB-ACCOUNT     SUB-ACCOUNTS
                                         --------------   ------------
Mortality and Expense Risk Charge ....        1.20%           .95%
Administration Asset Charge ..........        0.40%           .40%
                                              ----            ---
   Total Variable Account Annual
      Expenses .......................        1.60%          1.35%

                     NEW ENGLAND ZENITH FUND ("ZENITH FUND")

OPERATING EXPENSES FOR THE YEAR ENDED DECEMBER 31, 2001

(ANTICIPATED EXPENSES FOR 2002 FOR THE FI MID CAP OPPORTUNITIES SERIES)

                     (AS A PERCENTAGE OF AVERAGE NET ASSETS)

                                                          OTHER          TOTAL          OTHER          TOTAL
                                           12B-1        EXPENSES       EXPENSES       EXPENSES       EXPENSES
                            MANAGEMENT  DISTRIBUTION     BEFORE         BEFORE          AFTER          AFTER
                               FEE*         FEE       REIMBURSEMENT  REIMBURSEMENT  REIMBURSEMENT  REIMBURSEMENT
                            ----------  ------------  -------------  -------------  -------------  -------------
State Street Research
  Money Market Series
  Class A.................     .35%          N/A          .07%            .42%          .07%            .42%
Salomon Brothers
  Strategic Bond
  Opportunities Series
  Class A.................     .65%          N/A          .19%            .84%          .19%            .84%
Salomon Brothers U.S.
  Government Series
  Class A(6)..............     .55%          N/A          .18%            .73%          .15%            .70%
State Street Research
  Bond Income Series
  Class A.................     .40%          N/A          .09%            .49%          .09%            .49%
MFS Total Return Series
  Class A(7)..............     .50%          N/A          .13%            .63%          .13%            .63%
Balanced Series Class A...     .70%          N/A          .13%            .83%          .13%            .83%
Alger Equity Growth
  Series
  Class A.................     .75%          N/A          .09%            .84%          .09%            .84%
Zenith Equity Series
  Class A(8)..............     .66%          N/A          .09%            .75%          .09%            .75%
Davis Venture Value
  Series Class A(9).......     .75%          N/A          .08%            .83%          .08%            .83%
FI Mid Cap
  Opportunities--Class
  B(6)(12)................     .80%          .25%         .50%           1.55%          .15%           1.20%
FI Structured Equity
  Series Class A(9).......     .68%          N/A          .10%            .78%          .10%            .78%
Harris Oakmark Focused
  Value Series
  Class A(9)..............     .75%          N/A          .12%            .87%          .12%            .87%
Loomis Sayles Small Cap
  Series Class A..........     .90%          N/A          .10%           1.00%          .10%           1.00%
MFS Investors Trust
  Series Class A(6).......     .75%          N/A          .62%           1.37%          .15%            .90%
MFS Research Managers
  Series Class A(6).......     .75%          N/A          .31%           1.06%          .15%            .90%

----------
* Our affiliate, MetLife Advisers, LLC ("MetLife Advisers") formerly New England Investment Management, LLC, is the investment adviser for the Series of the Zenith Fund.

              METROPOLITAN SERIES FUND, INC. ("METROPOLITAN FUND")

OPERATING EXPENSES FOR THE YEAR ENDED DECEMBER 31, 2001

(ANTICIPATED EXPENSES FOR 2002 FOR THE STATE STREET RESEARCH LARGE CAP VALUE PORTFOLIO)

                         (AS A PERCENTAGE OF NET ASSETS)

                                                          OTHER          TOTAL          OTHER          TOTAL
                                           12B-1        EXPENSES       EXPENSES       EXPENSES       EXPENSES
                            MANAGEMENT  DISTRIBUTION     BEFORE         BEFORE          AFTER          AFTER
                               FEE*         FEE       REIMBURSEMENT  REIMBURSEMENT  REIMBURSEMENT  REIMBURSEMENT
                            ----------  ------------  -------------  -------------  -------------  -------------
Lehman Brothers
  Aggregate Bond Index
  Portfolio
  Class B(12).............     .25%         .25%           .13%           .63%          .13%            .63%
Harris Oakmark Large Cap
  Value Portfolio
  Class E(9)(12)..........     .75%         .15%           .11%          1.01%          .11%           1.01%
Janus Growth Portfolio
  Class B(10)(11)(12).....     .80%         .25%          1.46%          2.51%          .15%           1.20%
MetLife Stock Index
  Portfolio
  Class A(13).............     .25%         N/A            .06%           .31%          .06%            .31%
MetLife Stock Index
  Portfolio
  Class B(12)(14).........     .25%         .25%           .06%           .56%          .06%            .56%
Putnam Large Cap Growth
  Portfolio
  Class A(10).............     .80%         N/A            .32%          1.12%          .20%           1.00%
State Street Research
  Investment Trust
  Portfolio
  Class B(9)(12)..........     .48%         .25%           .05%           .78%          .05%            .78%
State Street Research
  Large Cap Value
  Portfolio
  Class E(10)(12).........     .70%         .15%           .86%          1.71%          .15%           1.00%
Janus Mid Cap Portfolio
  Class B(12).............     .67%         .25%           .07%           .99%          .07%            .99%
MetLife Mid Cap Stock
  Index Portfolio
  Class B(10)(12).........     .25%         .25%           .27%           .77%          .20%            .70%
Neuberger Berman
  Partners Mid Cap Value
  Portfolio
  Class B(9)(12)..........     .69%         .25%           .12%          1.06%          .12%           1.06%
Franklin Templeton Small
  Cap Growth Portfolio
  Class B(10)(11)(12).....     .90%         .25%          1.79%          2.94%          .15%           1.30%
Russell 2000 Index
  Portfolio
  Class B(10)(12).........     .25%         .25%           .31%           .81%          .30%            .80%
State Street Research
  Aurora Portfolio
  Class A.................     .85%         N/A            .13%           .98%          .13%            .98%
Morgan Stanley EAFE
  Index Portfolio
  Class B(10)(12).........     .30%         .25%           .52%          1.07%          .45%           1.00%
Putnam International
  Stock Portfolio
  Class A(9)..............     .90%         N/A            .26%          1.16%          .26%           1.16%

----------
* Our affiliate, MetLife Advisers, is the investment adviser for the Portfolios of the Metropolitan Fund. Prior to May 1, 2001, Metropolitan Life Insurance Company ("MetLife") served as investment manager.

                           MET INVESTORS SERIES TRUST

OPERATING EXPENSES FOR THE YEAR ENDED DECEMBER 31, 2001

                     (AS A PERCENTAGE OF AVERAGE NET ASSETS)

                                                          OTHER          TOTAL                         OTHER          TOTAL
                                           12B-1        EXPENSES       EXPENSES      MANAGEMENT      EXPENSES       EXPENSES
                            MANAGEMENT  DISTRIBUTION     BEFORE         BEFORE        FEE AFTER        AFTER          AFTER
                               FEE*         FEE       REIMBURSEMENT  REIMBURSEMENT  REIMBURSEMENT  REIMBURSEMENT  REIMBURSEMENT
                            ----------  ------------  -------------  -------------  -------------  -------------  -------------
Lord Abbett Bond
  Debenture Portfolio
  Class B(12)(15)........       .60%         .25%           .13%           .98%          .57%            .13%           .95%
PIMCO Total Return
  Portfolio
  Class B(11)(12)(15)....       .50%         .25%           .65%          1.40%            0%            .65%           .90%
Met/AIM Mid Cap Core
  Equity Portfolio
  Class B(11)(12)(15)....       .75%         .25%          6.18%          7.18%            0%            .90%          1.15%
Met/AIM Small Cap Growth
  Portfolio
  Class B(11)(12)(15)....       .90%         .25%          4.07%          5.22%            0%           1.05%          1.30%
MFS Mid Cap Growth
  Portfolio
  Class B(11)(12)(15)....       .65%         .25%          1.70%          2.60%            0%            .80%          1.05%
PIMCO Innovation
  Portfolio
  Class B(11)(12)(15)....      1.05%         .25%          2.91%          4.21%            0%           1.10%          1.35%
MFS Research
  International Portfolio
  Class B(11)(12)(15)....       .80%         .25%          4.28%          5.33%            0%           1.00%          1.25%
State Street Research
  Concentrated
  International Portfolio
  Class E(11)(12)(15)....       .85%         .15%          4.59%          5.59%            0%           1.10%          1.25%

----------
* Met Investors Advisory LLC ("Met Investors Advisory") is the manager of the Portfolios of the Met Investors Series Trust.

                         AMERICAN FUNDS INSURANCE SERIES

OPERATING EXPENSES FOR THE YEAR ENDED DECEMBER 31, 2001

                     (AS A PERCENTAGE OF AVERAGE NET ASSETS)

                                                          OTHER          TOTAL          OTHER          TOTAL
                                           12B-1        EXPENSES       EXPENSES       EXPENSES       EXPENSES
                            MANAGEMENT  DISTRIBUTION     BEFORE         BEFORE          AFTER          AFTER
                               FEE*         FEE       REIMBURSEMENT  REIMBURSEMENT  REIMBURSEMENT  REIMBURSEMENT
                            ----------  ------------  -------------  -------------  -------------  -------------
American Funds Growth
  Fund Class 2(12)........     .37%         25%           .01%            .63%          .01%            .63%
American Funds Growth-
  Income Fund
  Class 2(12).............     .33%         25%           .02%            .60%          .02%            .60%
American Funds Global
  Small Capitalization
  Fund Class 2(12)........     .80%         25%           .03%           1.08%          .03%           1.08%

----------
* Capital Research and Management Company is the investment adviser of the American Funds Insurance Series.

                        VARIABLE INSURANCE PRODUCTS FUND

OPERATING EXPENSES FOR THE YEAR ENDED DECEMBER 31, 2001

                     (AS A PERCENTAGE OF AVERAGE NET ASSETS)

                                                                     TOTAL
                                                                   PORTFOLIO
                                             MANAGEMENT   OTHER    OPERATING
                                                FEE*     EXPENSES  EXPENSES
                                             ----------  --------  ---------
VIP Overseas Portfolio Initial Class(16)...     .73%       .19%       .92%
VIP Equity Income Portfolio Initial
 Class(16).................................     .48%       .10%       .58%

----------
* The investment adviser for the Variable Insurance Products Fund ("VIP") is Fidelity Management & Research Company ("FMR").

EXAMPLES

The purpose of the following Examples is to assist you in understanding the expenses that you would pay over time. The Examples (i) are based on the actual charges and expenses for the Variable Account and for each Eligible Fund for the fiscal year ended December 31, 2001 (or anticipated expenses for 2002), as stated in the Fee Table(17); and (ii) assume that current waivers and reimbursements of fund expenses will remain in effect for the periods shown (these waivers and reimbursements, however, may be terminated at any time);

You would pay the following expenses on a $1,000 purchase payment assuming 1) 5% annual return on each Eligible Fund listed below and 2) that a contingent deferred sales charge would apply at the end of each time period because you either surrender your Contract or elect to annuitize under a non-life contingency option:

                                            1 YEAR  3 YEARS  5 YEARS  10 YEARS
                                            ------  -------  -------  --------
State Street Research Money Market........  $78.99  $112.02  $146.50  $227.21
Salomon Brothers Strategic Bond
  Opportunities...........................   82.95   124.08   166.90   270.04
Salomon Brothers U.S. Government..........   81.63   120.07   160.15   255.99
State Street Research Bond Income.........   79.65   114.04   149.93   234.48
MFS Total Return..........................   80.97   118.06   156.75   248.87
Balanced..................................   82.86   123.79   166.42   269.05
Alger Equity Growth.......................   82.95   124.08   166.90   270.04
Zenith Equity.............................   82.11   121.51   162.57   261.03
Davis Venture Value.......................   82.86   123.79   166.42   269.05
FI Mid Cap Opportunities..................   86.34   134.29   184.02   305.23
FI Structured Equity......................   82.39   122.36   164.01   264.05
Harris Oakmark Focused Value..............   83.23   124.94   168.34   273.03
Loomis Sayles Small Cap...................   84.46   128.63   174.55   285.85
MFS Investors Trust.......................   83.52   125.79   169.77   276.00
MFS Research Managers.....................   83.52   125.79   169.77   276.00
Lehman Brothers Aggregate Bond Index......   80.97   118.06   156.75   248.87
Harris Oakmark Large Cap Value............   84.55   128.91   175.03   286.84
Janus Growth..............................   86.34   134.29   184.02   305.23
MetLife Stock Index Class A...............   77.94   108.83   141.09   215.66
MetLife Stock Index Class B...............   80.31   116.06   153.35   241.71
Putnam Large Cap Growth...................   84.46   128.63   174.55   285.85
State Street Research Investment Trust....   82.39   122.36   164.01   264.05
State Street Research Large Cap Value.....   84.46    85.02    86.34    87.27
Janus Mid Cap.............................   84.36   128.35   174.07   284.87
MetLife Mid Cap Stock Index...............   81.63   120.07   160.15   255.99
Neuberger Berman Partners Mid Cap Value...   85.02   130.33   177.40   291.71
Franklin Templeton Small Cap Growth.......   87.27   137.11   188.73   314.76
Russell 2000 Index........................   82.58   122.94   164.97   266.05
State Street Research Aurora Value .......   84.27   128.06   173.59   283.89
Morgan Stanley EAFE Index.................   84.46   128.63   174.55   285.85
Putnam International Stock................   85.96   133.16   182.13   301.39
Lord Abbett Bond Debenture................   83.99   127.21   172.16   280.95
PIMCO Total Return........................   83.52   125.79   169.77   276.00
Met/AIM Mid Cap Core Equity...............   85.87   132.88   181.67   300.43
Met/AIM Small Cap Growth..................   87.27   137.11   188.73   314.76
MFS Mid Cap Growth........................   84.93   130.05   176.92   290.74
PIMCO Innovation..........................   87.74   138.51   191.06   319.48
MFS Research International................   86.81   135.70   186.38   310.01
State Street Research Concentrated
 International............................   86.81   135.70   186.38   310.01
American Funds Growth.....................   83.33   125.22   168.81   274.03
American Funds Growth-Income..............   83.05   124.36   167.37   271.04
American Funds Global Small
  Capitalization..........................   87.55   137.96   190.13   317.60
VIP Overseas..............................   83.70   126.36   170.73   277.98
VIP Equity-Income.........................   80.50   116.64   154.32   243.76

You would pay the following direct and indirect expenses on a $1,000 purchase payment assuming 1) 5% annual return on each Eligible Fund listed below and 2) that no contingent deferred sales charge would apply at the end of each time period because you either do not surrender your Contract or you elect to annuitize under a variable life contingency option(18):

                                            1 YEAR  3 YEARS  5 YEARS  10 YEARS
                                            ------  -------  -------  --------
State Street Research Money Market........  $18.68  $57.79   $ 99.35  $215.01
Salomon Brothers Strategic Bond
  Opportunities...........................   22.90   70.53    120.73   258.35
Salomon Brothers U.S. Government..........   21.49   66.30    113.66   244.13
State Street Research Bond Income.........   19.39   59.93    102.95   222.37
MFS Total Return..........................   20.79   64.18    110.10   236.93
Balanced..................................   22.80   70.23    120.23   257.34
Alger Equity Growth.......................   22.90   70.53    120.73   258.35
Zenith Equity.............................   22.00   67.82    116.19   249.23
Davis Venture Value.......................   22.80   70.23    120.23   257.34
FI Mid Cap Opportunities..................   26.50   81.32    138.68   293.95
FI Structured Equity......................   22.30   68.72    117.70   252.28
Harris Oakmark Focused Value..............   23.20   71.44    122.24   261.37
Loomis Sayles Small Cap...................   24.50   75.34    128.75   274.34
MFS Investors Trust.......................   23.50   72.34    123.74   264.38
MFS Research Managers.....................   23.50   72.34    123.74   264.38
Lehman Brothers Aggregate Bond Index......   20.79   64.18    110.10   236.93
Harris Oakmark Large Cap Value ...........   24.60   75.64    129.25   275.34
Janus Growth Portfolio....................   26.50   81.32    138.68   293.95
MetLife Stock Index Class A...............   17.57   54.43     93.68   203.33
MetLife Stock Index Class B...............   20.09   62.06    106.53   229.68
Putnam Large Cap Growth...................   24.50   75.34    128.75   274.34
State Street Research Investment Trust....   22.30   68.72    117.70   252.28
State Street Research Large Cap Value.....   24.50   75.34    128.75   274.34
Janus Mid Cap.............................   24.40   75.04    128.75   273.35
MetLife Mid Cap Stock Index...............   21.49   66.30    113.66   244.13
Neuberger Berman Partners MidCap Value....   25.10   77.14    131.74   280.27
Franklin Templeton Small Cap Growth.......   27.49   84.30    143.61   303.59
Russell 2000 Index........................   22.50   69.33    118.71   254.31
State Street Research Aurora Value........   24.30   74.74    127.75   272.36
Morgan Stanley EAFE Index.................   24.50   75.34    128.75   274.34
Putnam International Stock................   26.10   80.13    136.70   290.06
Lord Abbett Bond Debenture................   24.00   73.84    126.25   269.38
PIMCO Total Return........................   23.50   72.34    123.74   264.38
Met/AIM Mid Cap Core Equity...............   26.00   79.83    136.21   289.09
Met/AIM Small Cap Growth..................   27.49   84.30    143.61   303.59
MFS Mid Cap Growth........................   25.00   76.84    131.24   279.29
PIMCO Innovation..........................   27.99   85.78    146.06   308.37
MFS Research International................   27.00   82.81    141.15   298.78
State Street Research Concentrated
 International............................   27.00   82.81    141.15   298.78
American Funds Growth Fund................   23.30   71.74    122.74   262.38
American Funds Growth-Income Fund.........   23.00   70.83    121.23   259.36
American Funds Global Small Cap Fund......   27.79   85.19    145.08   306.46
VIP Overseas..............................   23.70   72.94    124.75   266.38
VIP Equity-Income.........................   20.29   62.67    107.55   231.76

NOTES:

(1) Premium tax charges are not shown. They range from 0% (in most states) to 3.5% of Contract Value (or if applicable purchase payments).

(2) We calculate the applicable Contingent Deferred Sales Charge as a percentage of Contract Value. The maximum possible charge, as a percentage of Contract Value, occurs in the first Contract Year and reduces after each Contract Year to 0% by the eleventh Contract Year.

(3) We reserve the right to impose a charge of $10 on each transfer in excess of four per year.

(4) We do not impose this charge after annuitization.

(5) We do not impose these charges on the Fixed Account or after annuitization if annuity payments are made on a fixed basis.

(6) MetLife Advisers and the Zenith Fund have entered into an Expense Agreement under which MetLife Advisers will waive management fees and/or pay expenses attributable to certain series of the Zenith Fund (other than brokerage costs, interest, taxes or extraordinary expenses), so that total annual expenses of these series will not exceed, at any time prior to April 30, 2003, the following percentages: .70% for Salomon Brothers U.S. Government Series; .90% for the MFS Investors Trust Series; .90% for MFS Research Managers Series; and 1.20% for the FI Mid Cap Opportunities Series. Under the agreement, if certain conditions are met, MetLife Advisers may be reimbursed for fees waived or expenses paid if, in the future, actual expenses are less than these expense limits.

(7) The MFS Total Return Series is not an Eligible Fund for Contracts purchased after May 1, 1995.

(8) Effective May 1, 2002, the Zenith Equity Series became a "fund of funds" that invests equally in three other series of the Zenith Fund--the FI Structured Equity Series, the Jennison Growth Series, and the Capital Guardian U.S. Equity Series (together, the "Underlying Series"). The Zenith Equity Series does not have a management fee, but has its own operating expenses, and will also bear indirectly the management fees and other operating expenses of the Underlying Series. Investing in a fund of funds, like the Zenith Equity Series, involves some duplication of expenses, and may be more expensive than investing in a series that is not a fund of funds. The expenses shown for the Zenith Equity Series for the year ended December 31, 2001, have been restated to reflect the impact of such indirect expenses of the Underlying Series, based upon the equal allocation of assets among the three Underlying Series. MetLife Advisers maintains the equal division of assets among the Underlying Series by rebalancing Zenith Equity Series' assets each fiscal quarter. Actual expenses, however, may vary as the allocation of assets to the various Underlying Series will fluctuate slightly during the course of each quarter. The Zenith Fund prospectus provides more specific information on the fees and expenses of the Zenith Equity Series.

(9) Total annual expenses do not reflect expense reductions due to directed brokerage arrangements. If we included these reductions, total annual expenses would have been .82% for the Davis Venture Value; .74% for the FI Structured Equity Series; .84% for the Harris Oakmark Focused Series; .98% for the Harris Oakmark Large Cap Value Portfolio; .75% for the State Street Research Investment Trust Portfolio; .97% for the Neuberger Berman Partners Mid Cap Value Portfolio; and 1.14% for the Putnam International Stock Portfolio.

(10) MetLife Advisers and the Metropolitan Fund have entered into an Expense Agreement under which MetLife Advisers will waive management fees and/or pay expenses (other than brokerage costs, interest, taxes or extraordinary expenses) of certain Portfolios, so that total annual expenses of these portfolios will not exceed, at any time prior to April 30, 2003, the following percentages:
1.00% for the Putnam Large Cap Growth Portfolio; .80% for the Russell 2000 Index Portfolio; .70% for the MetLife Mid Cap Stock Index Portfolio; 1.00% for the Morgan Stanley EAFE Index Portfolio; 1.20% for the Janus Growth Portfolio; 1.30% for the Franklin Templeton Small Cap Growth Portfolio; and 1.00% for the State Street Research Large Cap Value Portfolio. Under the agreement, if certain conditions are met, MetLife Advisers may be reimbursed for fees waived and expenses paid with respect to the Janus Growth Portfolio, the Franklin Templeton Small Cap Growth Portfolio and the State Street Research Large Cap Value Portfolio if, in the future, actual expenses of these portfolios are less than these expense limits.

(11) Total Expenses for the Janus Growth, Franklin Templeton Small Cap Growth, PIMCO Total Return, PIMCO Innovation, MFS Mid Cap Growth, MFS Research International, Met/AIM Mid Cap Core Equity, Met/AIM Small Cap Growth and State Street Research Concentrated International Portfolios are annualized based on the months the Portfolios were in operation in 2001. The Janus Growth and Franklin Templeton Small Cap Growth Portfolios commenced operations on May 1, 2001. The PIMCO Total Return, PIMCO Innovation, MFS Mid Cap Growth and MFS Research International Portfolios commenced operations on February 12, 2001. The Met/AIM Mid Cap Core Equity, Met/AIM Small Cap Growth and State Street Research Concentrated International Portfolios commenced operations on October 9, 2001.

(12) The Zenith Fund, Metropolitan Fund, Met Investors Series Trust and American Funds Insurance Series have adopted Distribution Plans under Rule 12b-1 of the Investment Company Act of 1940. The Distribution Plans are described in more detail in the Eligible Funds' prospectuses.

(13) The MetLife Stock Index Portfolio Class A is only available to Contracts purchased prior to May 1, 1995. Class A shares of the MetLife Stock Index Portfolio were substituted for the Westpeak Stock Index Series on April 27, 2001.

(14) The MetLife Stock Index Portfolio Class B is only available to Contracts purchased after May 1, 1995.

(15) Met Investors Advisory LLC and Met Investors Series Trust have entered into an Expense Limitation Agreement under which Met Investors Advisory has agreed to waive or limit its fees and to assume other expenses so that the total annual expenses of each Portfolio (other than interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, other than extraordinary expenses and 12b-1 fees) will not exceed at any time prior to April 30, 2003, the following percentages: .70% for the Lord Abbett Bond Debenture Portfolio; .65% for the PIMCO Total Return Portfolio; .90% for the Met/AIM Mid Cap Core Equity Portfolio; 1.05% for the Met/AIM Small Cap Growth Portfolio; .80% for the MFS Mid Cap Growth Portfolio; 1.10% for the PIMCO Innovation Portfolio; 1.00% for the MFS Research International Portfolio and 1.10% for the State Street Research Concentrated International Portfolio. Under certain circumstances, any fees waived or expenses reimbursed by the investment manager may, with the approval of the Trust's Board of Trustees, be repaid to the investment manager.

(16) Total annual expenses do not reflect certain expense reductions due to directed brokerage arrangements and custodian interest credits. If we included these reductions, total annual expenses would have been .87% for VIP Overseas Portfolio and .57% for VIP Equity-Income Portfolio.

(17) In these examples, the average Administration Contract Charge of .07% has been used. (See (4), above.)

(18) The same would apply if you elect to annuitize under a fixed life contingency option unless your Contract has been in effect less than five years, in which case the expenses shown in the first three columns of the preceding example would apply. (See "Contingent Deferred Sales Charge.")

                                   THE COMPANY

The Company is a life insurance company and wholly-owned subsidiary of MetLife, Inc., a publicly traded company, whose principal office is at One Madison Avenue, New York, N.Y. 10010. The Company was organized in 1868 under the laws of the State of New York and has engaged in the life insurance business under its present name since 1868. It operates as a life insurance company in all 50 states, the District of Columbia, Puerto Rico and all provinces of Canada. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and group customers. The MetLife companies serve approximately nine million individual households in the U.S. and companies and institutions with 33 million employees and members. It also has international insurance operations in 13 countries.

New England Life Insurance Company ("NELICO"), a subsidiary of the Company, provides administrative services for the Contracts and the Variable Account pursuant to an administrative services agreement with the Company. These administrative services include maintenance of Contract Owner records and accounting, valuation, regulatory and reporting services. NELICO is located at 501 Boylston Street, Boston, Massachusetts 02116. The Company's Designated Office for receipt of Purchase Payments, loan repayments, requests and elections, and communications regarding death of the Annuitant, as further described below, is Annuity Administrative Office, P.O. Box 14594 Des Moines, IA 50306-3594.

                       INVESTMENTS OF THE VARIABLE ACCOUNT

Purchase payments applied to the Variable Account will be invested in one or more of the Eligible Funds listed below, at net asset value without deduction of any sales charge, in accordance with the selection you make in your application. You may change your selection of Eligible Funds for future purchase payments at any time without charge. (See "Requests and Elections.") You also may transfer previously invested amounts among the Eligible Funds, subject to certain conditions. (See "Transfer Privilege.") Your Contract Value may be distributed among no more than 10 accounts (including the Fixed Account) at any time. The Company reserves the right to add or remove Eligible Funds from time to time as investments for the Variable Account. See "Substitution of Investments."

The investment objectives and policies of certain Eligible Funds are similar to the investment objectives and policies of other funds that may be managed by the same sub-adviser. The investment results of the Eligible Funds, however, may be higher or lower than the results of such other funds. There can be no assurance, and no representation is made, that the investment results of any of the Eligible Funds will be comparable to the investment results of any other fund, even if the other fund has the same sub-adviser.

You will find complete information about the Eligible Funds, including the risks associated with each, in the accompanying prospectuses. They should be read along with this prospectus.

NEW ENGLAND ZENITH FUND: There are fourteen Series of the New England Zenith Fund that are Eligible Funds under the Contracts offered by this prospectus. AN ADDITIONAL SERIES, THE MFS TOTAL RETURN SERIES, DESCRIBED BELOW, IS AN ELIGIBLE FUND ONLY FOR CONTRACTS ISSUED BEFORE MAY 1, 1995.

STATE STREET RESEARCH MONEY MARKET SERIES (FORMERLY THE BACK BAY ADVISORS MONEY MARKET SERIES)

The State Street Research Money Market Series' investment objective is the highest possible level of current income consistent with preservation of capital. An investment in the Money Market Series is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Money Market Series seeks to maintain a net asset value of $100 per share, it is possible to lose money by investing in the Money Market Series. During extended periods of low interest rates, the yields of the Sub- account investing in the State Street Research Money Market Series may become extremely low and possibly negative.

SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SERIES

The Salomon Brothers Strategic Bond Opportunities Series' investment objective is a high level of total return consistent with preservation of capital.

SALOMON BROTHERS U.S. GOVERNMENT SERIES

The Salomon Brothers U.S. Government Series' investment objective is a high level of current income consistent with preservation of capital and maintenance of liquidity.

STATE STREET RESEARCH BOND INCOME SERIES (FORMERLY THE BACK BAY ADVISORS BOND INCOME SERIES)

The State Street Research Bond Income Series' investment objective is a competitive total return primarily from investing in fixed-income securities.

MFS TOTAL RETURN SERIES (FORMERLY THE BACK BAY ADVISORS MANAGED SERIES)

The MFS Total Return Series' investment objective is a favorable total return through investment in a diversified portfolio.

BALANCED SERIES

The Balanced Series' investment objective is long-term total return from a combination of capital appreciation and current income.

ALGER EQUITY GROWTH SERIES

The Alger Equity Growth Series' investment objective is long-term capital appreciation.

ZENITH EQUITY SERIES (FORMERLY THE CAPITAL GROWTH SERIES)

The Zenith Equity Series' investment objective is long-term capital appreciation. The Zenith Equity Series seeks to achieve its investment objective by investing in three other Series of the Zenith Fund. The investment objective of each of the Capital Guardian U.S. Equity, Jennison Growth and the FI Structured Equity Series is long-term growth of capital.

DAVIS VENTURE VALUE SERIES

The Davis Venture Value Series' investment objective is growth of capital.

FI MID CAP OPPORTUNITIES SERIES

The FI Mid Cap Opportunities Series' investment objective is long-term growth of capital.

FI STRUCTURED EQUITY SERIES (FORMERLY THE WESTPEAK GROWTH AND INCOME SERIES)

The FI Structured Equity Series' investment objective is long-term growth of capital.

HARRIS OAKMARK FOCUSED VALUE SERIES (FORMERLY THE HARRIS OAKMARK MID CAP VALUE SERIES)

The Harris Oakmark Focused Value Series' investment objective is long-term capital appreciation.

LOOMIS SAYLES SMALL CAP SERIES

The Loomis Sayles Small Cap Series' investment objective is long-term capital growth from investments in common stocks or other equity securities.

MFS INVESTORS TRUST SERIES (FORMERLY THE MFS INVESTORS SERIES)

The MFS Investors Trust Series' investment objective is long-term growth of capital with a secondary objective to seek reasonable current income.

MFS RESEARCH MANAGERS SERIES

The MFS Research Managers Series' investment objective is long-term growth of capital.

METROPOLITAN SERIES FUND, INC.: Currently, there are fourteen Portfolios of the Metropolitan Series Fund that are Eligible Funds under the Contracts. Two additional Portfolios are Eligible Funds for certain Contracts. THE METLIFE STOCK INDEX PORTFOLIO CLASS A IS ONLY AVAILABLE TO CONTRACTS PURCHASED PRIOR TO MAY 1, 1995. THE METLIFE STOCK INDEX PORTFOLIO CLASS B IS ONLY AVAILABLE TO CONTRACTS PURCHASED AFTER MAY 1, 1995. SEE THE EXPENSE TABLE--METROPOLITAN SERIES FUND, INC. (P.A-4) FOR EXPENSE DIFFERENCES FOR THESE CLASSES.

LEHMAN BROTHERS AGGREGATE BOND INDEX PORTFOLIO

The Lehman Brothers Aggregate Bond Index Portfolio's investment objective is to equal the performance of the Lehman Brothers Aggregate Bond Index.

HARRIS OAKMARK LARGE CAP VALUE PORTFOLIO

The Harris Oakmark Large Cap Value Portfolio's investment objective is long-term capital appreciation.

JANUS GROWTH PORTFOLIO

The Janus Growth Portfolio's investment objective is long-term growth of capital.

METLIFE STOCK INDEX PORTFOLIO CLASS A AND CLASS B

The MetLife Stock Index Portfolio's investment objective is to equal the performance of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index").

PUTNAM LARGE CAP GROWTH PORTFOLIO

The Putnam Large Cap Growth Portfolio's investment objective is capital appreciation.

STATE STREET RESEARCH INVESTMENT TRUST PORTFOLIO (FORMERLY THE STATE STREET RESEARCH GROWTH PORTFOLIO)

The State Street Research Investment Trust Portfolio's investment objective is long-term growth of capital and income.

STATE STREET RESEARCH LARGE CAP VALUE PORTFOLIO

The State Street Research Large Cap Value Portfolio's investment objective is long-term growth of capital.

JANUS MID CAP PORTFOLIO

The Janus Mid Cap Portfolio's investment objective is long-term growth of capital.

METLIFE MID CAP STOCK INDEX PORTFOLIO

The MetLife Mid Cap Stock Index Portfolio's investment objective is to equal the performance of the Standard & Poor's MidCap 400 Composite Stock Index ("S&P MidCap 400 Index").

NEUBERGER BERMAN PARTNERS MID CAP VALUE PORTFOLIO

The Neuberger Berman Partners Mid Cap Value Portfolio's investment objective is capital growth.

FRANKLIN TEMPLETON SMALL CAP GROWTH PORTFOLIO

The Franklin Templeton Small Cap Growth Portfolio's investment objective is long-term capital growth.

RUSSELL 2000 INDEX PORTFOLIO

The Russell 2000 Index Portfolio's investment objective is to equal the return of the Russell 2000 Index.

STATE STREET RESEARCH AURORA PORTFOLIO (FORMERLY THE STATE STREET RESEARCH AURORA SMALL CAP VALUE PORTFOLIO)

The State Street Research Aurora Portfolio's investment objective is high total return, consisting principally of capital appreciation.

MORGAN STANLEY EAFE INDEX PORTFOLIO

The Morgan Stanley EAFE Index Portfolio's investment objective is to equal the performance of Morgan Stanley Capital International Europe Australasia Far East Index ("MSCI EAFE Index").

PUTNAM INTERNATIONAL STOCK PORTFOLIO

The Putnam International Stock Portfolio's investment objective is long-term growth of capital.

MET INVESTORS SERIES TRUST: Currently, there are eight portfolios of the MET Investors Series Trust that are Eligible Funds under the Contracts.

LORD ABBETT BOND DEBENTURE PORTFOLIO

The Lord Abbett Bond Debenture Portfolio's investment objective is to provide high current income and the opportunity for capital appreciation to produce a high total return.

PIMCO TOTAL RETURN PORTFOLIO

The PIMCO Total Return Portfolio's investment objective is to seek maximum total return, consistent with the preservation of capital and prudent investment management.

MET/AIM MID CAP CORE EQUITY PORTFOLIO

The Met/AIM Mid Cap Core Equity Portfolio's investment objective is long- term growth of capital.

MET/AIM SMALL CAP GROWTH PORTFOLIO

The Met/AIM Small Cap Growth Portfolio's investment objective is long-term growth of capital.

PIMCO INNOVATION PORTFOLIO

The PIMCO Innovation Portfolio's investment objective is to seek capital appreciation; no consideration is given to income.

MFS MID CAP GROWTH PORTFOLIO

The MFS Mid-Cap Growth Portfolio's investment objective is long-term growth of capital.

MFS RESEARCH INTERNATIONAL PORTFOLIO

The MFS Research International Portfolio's investment objective is capital appreciation.

STATE STREET RESEARCH CONCENTRATED INTERNATIONAL PORTFOLIO

The State Street Research Concentrated International Portfolio's investment objective is long-term growth of capital.

AMERICAN FUNDS INSURANCE SERIES: Currently, there are three Funds of the American Funds Insurance Series that are Eligible Funds under Contracts.

AMERICAN FUNDS GROWTH FUND

The American Growth Fund's investment objective is to seek capital appreciation through stocks.

AMERICAN FUNDS GROWTH-INCOME FUND

The American Growth-Income Fund's investment objective is to seek capital appreciation and income.

AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION FUND

The American Global Small Capitalization Fund's investment objective is to seek capital appreciation through stocks.

VARIABLE INSURANCE PRODUCTS FUND: Currently, there are two Portfolios of VIP that are Eligible Funds under the Contracts.

VIP OVERSEAS PORTFOLIO

The VIP Overseas Portfolio seeks long-term growth of capital. Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market or economic developments and can perform differently than the U.S. market.

VIP EQUITY-INCOME PORTFOLIO

The VIP Equity-Income Portfolio seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund's goal is to achieve a yield which exceeds the composite yield of securities comprising the S&P 500.

INVESTMENT ADVICE

MetLife Advisers, which is an affiliate of the Company, is the investment adviser for each Series of the Zenith Fund. On May 1, 2001, MetLife Advisers became the investment adviser to the Zenith Equity Series. MetLife Advisers oversees and recommends the hiring or replacement of its sub-advisers and is ultimately responsible for the investment performance of these Eligible Funds. The chart below shows the sub-adviser for each series of the Zenith Fund. MetLife Advisers and each sub-adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940.

Series                                                                 Sub-Adviser
------                                                                 -----------
State Street Research Money Market Series             State Street Research & Management Company*
Salomon Brothers Strategic Bond Opportunities Series  Salomon Brothers Asset Management Inc**
Salomon Brothers U.S. Government Series               Salomon Brothers Asset Management Inc
State Street Research Bond Income Series              State Street Research & Management Company*
MFS Total Return Series                               Massachusetts Financial Services Company***
Balanced Series                                       Wellington Management Company, LLP.
Alger Equity Growth Series                            Fred Alger Management, Inc.
Zenith Equity Series                                  N/A****
Davis Venture Value Series                            Davis Selected Advisers, L.P.+
FI Mid Cap Opportunities Series                       Fidelity Management & Research Company
FI Structured Equity Series                           Fidelity Management & Research Company++
Harris Oakmark Focused Value Series                   Harris Associates L.P.
Loomis Sayles Small Cap Series                        Loomis, Sayles & Company, L.P.
MFS Investors Trust Series                            Massachusetts Financial Services Company
MFS Research Managers Series                          Massachusetts Financial Services Company

----------
* State Street Research & Management Company became the sub-adviser on July 1, 2001. Prior to that time, Back Bay Advisors, L.P. served as sub-adviser.

** In connection with Salomon Brothers Asset Management's service as sub-adviser to the Strategic Bond Opportunities Series, Salomon Brothers' London-based affiliate, Salomon Brothers Asset Management Limited, provides certain sub-advisory services to Salomon Brothers Asset Management Inc.

*** Massachusetts Financial Services Company became the sub-adviser on July 1, 2001. Prior to that time, Back Bay Advisors, L.P. served as sub-adviser.

**** Effective May 1, 2002, the Zenith Equity Series (formerly the Capital
     Growth Series) became a fund of funds that invests equally in three other series of the Zenith Fund--the FI Structured Equity Series, the Jennison Growth Series and the Capital Guardian U.S. Equity Series. Fidelity Management & Research Company is the sub-adviser to the FI Structured Equity Series, Jennison Associates, LLC is the sub-adviser to the Jennison Growth Series and Capital Guardian Trust Company is the sub-adviser to the Capital Guardian U.S. Equity Series. Prior to May 1, 2002, Capital Growth Management Limited Partnership served as sub- adviser to the Capital Growth Series.

+ Davis Selected Advisers, L.P. may also delegate any of its responsibilities to Davis Selected Advisers-NY, Inc., a wholly-owned subsidiary of Davis Selected.

++ Fidelity Management & Research Company became the sub-adviser on May 1, 2002. Prior to that time, Westpeak Investment Advisors, L.P. served as sub-adviser.

More complete information on each Series of the Zenith Fund is contained in the attached New England Zenith Fund prospectus, which you should read carefully before investing, as well as in the New England Zenith Fund's Statement of Additional Information, which may be obtained free of charge by writing to New England Securities Corporation, 399 Boylston St., Boston, Massachusetts, 02116 or telephoning 1-800-356-5015.

On May 1, 2001, MetLife Advisers became the investment adviser for the Metropolitan Fund Portfolios. Janus Capital Corporation ("Janus") is the sub-investment manager for the Janus Portfolios. Neuberger Berman Management Inc. ("Neuberger Berman") is the sub-investment manager for the Neuberger Berman Partners Mid Cap Value Portfolio. Putnam Investment Management, LLC is the sub-investment manager of the Putnam Portfolios. State Street Research & Management Company ("State Street Research") is the sub-investment manager for the State Street Research Portfolios. Franklin Advisers, Inc. is the sub-investment manager for the Franklin Templeton Small Cap Growth Portfolio. Harris Associates, L.P. is the sub-investment manager for the Harris Oakmark Large Cap Value Portfolio. Metropolitan Life Insurance Company became the sub-investment manager for the Lehman Brothers Aggregate Bond Index, MetLife Mid Cap Stock Index, MetLife Stock Index, Morgan Stanley EAFE Index and Russell 2000 Index Portfolios on May 1, 2001. Prior to that time, Metropolitan Life Insurance Company was the investment manager. For more information regarding the investment adviser and sub-investment manager of the Metropolitan Fund Portfolios, see the Metropolitan Fund prospectus attached at the end of this prospectus and its Statement of Additional Information.

Met Investors Advisory LLC (formerly Met Investors Advisory Corp.) is an indirect wholly-owned subsidiary of Metropolitan Life Insurance Company and is the Manager (i.e. investment adviser) for the Portfolios of the Met Investors Series Trust Portfolios. Each of the Met Investor Series Trust Portfolios also has an Adviser (i.e. sub-adviser). Lord, Abbett & Co. is the Adviser to the Lord Abbett Bond Debenture Portfolio. Pacific Investment Management Company LLC is the Adviser to the PIMCO Total Return Portfolio. AIM Capital Management, Inc. is the Adviser to the Met/AIM Mid Cap Core Equity and Met/AIM Small Cap Growth Portfolios. Massachusetts Financial Services Company is the Adviser to the MFS Mid Cap Growth and MFS Research International Portfolios. PIMCO Equity Advisors, a division of PIMCO Advisors L.P., is the Adviser to the PIMCO Innovation Portfolio. State Street Research & Management Company is the Adviser to the State Street Research Concentrated International Portfolio. For more information regarding the manager or adviser of the Met Investors Series Trust Portfolios, see the Met Investors Series Trust prospectus attached at the end of this prospectus and its Statement of Additional Information.

Capital Research and Management Company is the investment adviser for the American Funds Insurance Series Funds. For more information about the investment adviser, see the American Funds Insurance Series prospectus attached at the end of this prospectus and its Statement of Additional Information.

The VIP Overseas Portfolio and the VIP Equity-Income Portfolio receive investment advice from Fidelity Management & Research Company. More complete information on the VIP Equity-Income and VIP Overseas Portfolios of the Variable Insurance Products Fund is contained in the attached prospectus of that Fund, which you should read carefully before investing, as well as in the Variable Insurance Products Fund's Statement of Additional Information, which may be obtained free of charge by writing to Fidelity Distributors Corporation, 82 Devonshire Street, Boston, Massachusetts, 02109 or telephoning 1-800-356-5015.

You can also get information about the Zenith Fund, Metropolitan Fund, Met Investors Series Trust, American Funds Insurance Series or the Variable Insurance Products Fund (including a copy of the Statement of Additional Information) by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

An investment adviser or affiliates thereof may compensate NELICO and/or certain affiliates for administrative, distribution, or other services relating to Eligible Funds. This compensation is based on assets of the Eligible Funds attributable to the Contracts and certain other variable insurance products that we and our affiliates issue. We (or our affiliates) may also be compensated with 12b-1 fees from the Eligible Funds, up to .25% of assets. Some Eligible Funds or their advisers (or other affiliates) may pay us more than others and the amounts paid may be significant. New England Securities Corporation ("New England Securities") may also receive brokerage commissions on securities transactions initiated by an investment adviser.

SHARE CLASSES OF THE ELIGIBLE FUNDS

The Eligible Funds offer various classes of shares, each of which has a different level of expenses. Attached prospectuses for the Eligible Funds may provide information for share classes that are not available through the Contract. When you consult the attached prospectus for any Eligible Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Contract. The following classes of shares are available under the Contract:

..    For the Zenith Fund, we offer Class A shares for all Series except the FI
     Mid Cap Opportunities Series which is Class B.

..    For the Metropolitan Fund, we offer Class A shares of MetLife Stock Index
     (for Contracts purchased prior to May 1, 1995), Putnam Large Cap Growth, Putnam International Stock and State Street Research Aurora Portfolios, Class B shares of Lehman Brothers Aggregate Bond Index, Janus Growth, Janus Mid Cap, MetLife Mid Cap Stock Index, MetLife Stock Index (for Contracts purchased after May 1, 1995), Neuberger Berman Partners Mid Cap Value, Franklin Templeton Small Cap Growth, Morgan Stanley EAFE Index, Russell 2000 Index and State Street Research Investment Trust Portfolios and Class E shares of the Harris Oakmark Large Cap Value and State Street Research Large Cap Value Portfolios.

..    For the Met Investors Series Trust, we offer Class B shares for all
     Portfolios except the State Street Research Concentrated International Portfolio which is Class E.

..    For the American Funds Insurance Series, we offer Class 2 shares only.

..    For VIP, we offer Initial Class only.

Additionally, shares of the Zenith Fund Series and the Metropolitan Fund Portfolios may be offered to insurance company separate accounts of both variable annuity and variable life insurance contracts and to Qualified Plans. Due to differences in tax treatment and other considerations, the interests of various contractowners participating in, and the interests of Qualified Plans investing in the Zenith Fund or the Metropolitan Fund may conflict. The Zenith Fund Board of Trustees and the Metropolitan Fund Board of Directors will monitor events in order to identify the existence of any material irreconcilable conflicts and determine what action, if any, should be taken in response to any such conflict.

SUBSTITUTION OF INVESTMENTS

If investment in the Eligible Funds or a particular Fund is no longer possible or in the judgment of the Company becomes inappropriate for the purposes of the Contract or for any other reason in our sole discretion, the Company may substitute another Eligible Fund or Funds without your consent. The substituted fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future purchase payments, or both. However, no such substitution will be made without any necessary approval of the Securities and Exchange Commission. Furthermore, we may close sub-accounts to allocation of purchase payments or Contract Value, or both, at any time in our sole discretion.

LOANS

Under current practice, if a Contract loan installment repayment is not made, interest may continue to be charged on any portion of a defaulted loan balance if we are restricted by law from making a full or partial surrender of the Contract to offset the loan.

Your loan will be deemed to be in default if you fail to make three consecutive loan payments or you fail to make any five loan payments when due, (without any grace period). We will tax report as a distribution or deemed distribution the entire unpaid loan balance on any defaulted loan for the year of the default.

Solely for purposes of section 72(p) of the Code and the regulations thereunder dealing with loans and loan defaults (and not for purposes of the three consecutive or five missed payment default trigger or any tax reporting thereon):

1. an administrative grace period will be granted up to the end of the quarter following the quarter in which any missed payment was due, and

2. any subsequent payment made while a missed payment is outstanding will be applied against the missed payments in the order in which they became due.

The application of the three consecutive missed payment and any five missed payment default event under the terms of your loan may result in a loan default and a taxable deemed distribution or distribution to you earlier than required under the income tax regulations.

PREMIUM TAX CHARGE

We also reserve the right to deduct from purchase payments, Contract Value, surrenders or annuity income payments, any taxes (including, but not limited to, premium taxes) paid by us to any government entity relating to the Contracts. Examples of these taxes include, but are not limited to, generation skipping transfer tax or a similar excise tax under federal or state tax law which is imposed on payments we make to certain persons and income tax withholdings on withdrawals and annuity income payments to the extent required by law. We will, at our sole discretion, determine when taxes relate to the Contracts. We may, at our sole discretion, pay taxes when due and deduct that amount from the Contract Value at a later date. Payment at an earlier date does not waive any right we may have to deduct amounts at a later date.

REQUESTS AND ELECTIONS

We will treat your request for a Contract transaction, or your submission of a purchase payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Annuity Administrative Office before the close of regular trading on the New York Stock Exchange on that day. If we receive it after that time, or if the New York Stock Exchange is not open that day, then we will treat it as received on the next day when the New York Stock Exchange is open. Our designated Annuity Administrative Office is New England Life Insurance Company, c/o Annuity Administrative Office, P.O. Box 14594, Des Moines, IA 50306-3594.

Requests for sub-account transfers, address changes or reallocation of future purchase payments may be made:

..    By telephone (1-800-435-4117), between the hours of 9:00 a.m. and 4:00 p.m.
     Eastern Time

..    Through your Registered Representative

..    In writing to New England Life Insurance Company, c/o Annuity
     Administrative Office, P.O. Box 14594 Des Moines, IA 50306-3594, or

..    By fax (515) 457-4301

All other requests must be in written form, satisfactory to us. We may allow requests for a withdrawal over the telephone.

                 RETIREMENT PLANS OFFERING FEDERAL TAX BENEFITS

The Federal tax laws provide for a variety of retirement plans offering tax benefits. These plans, which may be funded through the purchase of the individual variable annuity contracts offered in this prospectus, include:

1. Plans qualified under Section 401(a), 401(k), or 403(a) ("Qualified Plans") of the Internal Revenue Code (the "Code"). (At this time, the Contracts are only available on a limited basis to plans qualified under Section 401(k). Contracts are not being offered to 401(k) plans unless such plans already own Contracts on participants.);

2. Annuity purchase plans adopted by public school systems and certain tax-exempt organizations pursuant to Section 403(b) of the Code ("TSA Plans") which are funded solely by salary reduction contributions and which are not otherwise subject to ERISA. (The Contracts are no longer being offered through TSA Plans that are subject to ERISA.);

3. Individual retirement accounts adopted by or on behalf of individuals pursuant to Section 408(a) of the Code and individual retirement annuities purchased pursuant to Section 408(b) of the Code (both of which may be referred to as "IRAs"), including simplified employee pension plans, which are specialized IRAs that meet the requirements of Section 408(k) of the Code ("SEPs" and "SARSEPs"). SARSEPs are only allowed if owned prior to January 1, 1997;

4. Roth Individual Retirement Accounts under Section 408A of the Code ("Roth IRAs"). (In some states Roth IRAs are available under this Contract only if you have an existing IRA.)

5. Eligible deferred compensation plans (within the meaning of Section 457 of the Code) for employees of state and local governments and tax- exempt organizations ("Section 457 Plans"); and

6. Governmental plans (within the meaning of Section 414(d) of the Code) for governmental employees, including Federal employees ("Governmental Plans").

An investor should consult a qualified tax or other advisor as to the suitability of a Contract as a funding vehicle for retirement plans qualifying for tax benefited treatment, as to the rules underlying such plans and as to the state and Federal tax aspects of such plans. At this time, the Contracts are not being offered to plans qualified under Section 401(k) of the Code unless such plans already own Contracts on participants, and are no longer being offered through TSA Plans that are subject to ERISA. The Company will not provide all the administrative support appropriate for 401(k) plans or TSA Plans subject to ERISA. Accordingly, the Contract should NOT be purchased for use with such plans.

For any tax qualified account (e.g. 401(k) plan or IRA), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring an annuity contract within a qualified plan.

A summary of the Federal tax laws regarding contributions to, and distributions from, the above tax benefited retirement plans may be found below under the heading "Special Rules for Annuities Purchased for Annuitants Under Retirement Plans Qualifying for Tax Benefited Treatment." It should be understood that should a tax benefited retirement plan lose its qualification for tax-exempt status, employees will lose some of the tax benefits described herein.

In the case of certain TSA Plans under Section 403(b)(1) of the Code, IRAs purchased under Section 408(b) of the Code and Roth IRAs under Section 408A of the Code, the individual variable annuity contracts offered in this prospectus comprise the retirement "plan" itself. These Contracts will be endorsed, if necessary, to comply with Federal and state legislation governing such plans, and such endorsements may alter certain Contract provisions described in this prospectus. Refer to the Contracts and any endorsements for more complete information.

                            FEDERAL INCOME TAX STATUS

The following discussion is intended as a general description of the Federal income tax aspects of the Contracts. It is not intended as tax advice. For more complete information, you should consult a qualified tax advisor.

TAX STATUS OF THE COMPANY AND THE VARIABLE ACCOUNT

The Company is taxed as a life insurance company under the Code. The Variable Account and its operations are part of the Company's total operations and are not taxed separately. Under current law no taxes are payable by the Company on the investment income and capital gains of the Variable Account. Such income and gains will be retained in the Variable Account and will not be taxable until received by the Annuitant or the Beneficiary in the form of annuity payments or other distributions.

The Contracts provide that the Company may make a charge against the assets of the Variable Account as a reserve for taxes which may relate to the operations of the Variable Account.

TAXATION OF THE CONTRACTS

The variable annuity contracts described in this prospectus are considered annuity contracts the taxation of which is governed by the provisions of Section 72 of the Code. As a general proposition, Contract Owners are not subject to current taxation on increases in the value of the Contracts resulting from earnings or gains on the underlying mutual fund shares until they are received by the Annuitant or Beneficiary in the form of distributions or annuity payments. (Exceptions to this rule are discussed below under "Special Rules for Annuities Used by Individuals or with Plans and Trusts Not Qualifying Under the Code for Tax Benefited Treatment.")

Under the general rule of Section 72, to the extent there is an "investment" in the Contract, a portion of each annuity payment is excluded from gross income as a return of such investment. The balance of each annuity payment is includible in gross income and taxable as ordinary income. Once the "investment" in a contract has been fully recovered, the entire amount of each annuity payment is includible in gross income and taxable as ordinary income. In general, earnings on all contributions to the Contract and contributions made to a Contract which are deductible by the contributor will not constitute an "investment" in the Contract under Section 72.

(A) SPECIAL RULES FOR ANNUITIES PURCHASED FOR ANNUITANTS UNDER RETIREMENT PLANS QUALIFYING FOR TAX BENEFITED TREATMENT

Set forth below is a summary of the Federal tax laws applicable to contributions to, and distributions from, retirement plans that qualify for Federal tax benefits. Such plans are defined above under the heading "Retirement Plans Offering Federal Tax Benefits." You should understand that the following summary does not include everything you need to know regarding such tax laws.

The Code provisions and the rules and regulations thereunder regarding retirement trusts and plans, the documents which must be prepared and executed and the requirements which must be met to obtain favorable tax treatment for them are very complex. Some retirement plans are subject to distribution and other requirements that are not incorporated into our Contract administration procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law. An Owner's rights under this Contract may be limited by the terms of the retirement plan with which it is used. A person contemplating the purchase of a Contract for use with a retirement plan qualifying for tax benefited treatment under the Code should consult a qualified tax advisor as to all applicable Federal and state tax aspects of the Contracts and, if applicable, as to the suitability of the Contracts as investments under ERISA.

(i) Plan Contribution Limitations

Statutory limitations on contributions to retirement plans that qualify for Federal tax benefits may limit the amount of money that may be contributed to the Contract in any Contract Year. Any purchase payments attributable to such contributions may be tax deductible to the employer and are not currently taxable to the Annuitants for whom the Contracts are purchased. The contributions to the Contract and any increase in Contract Value attributable to such contributions are not subject to taxation until payments from the Contract are made to the Annuitant or his/her Beneficiaries.

TSA PLANS

Purchase payments attributable to TSA Plans are not includible within the Annuitant's income to the extent such purchase payments do not exceed certain statutory limitations. For more information, the Annuitant should obtain a copy of IRS Publication 571 on TSA Programs for Employees of Public Schools and Certain Tax Exempt Organizations which will better assist the Annuitant in calculating the exclusion allowance and other limitations to which he or she may be subject for any given tax year. Any purchase payments attributable to permissible contributions under Code Section 403(b) (and earnings thereon) are not taxable to the Annuitant until amounts are distributed from the Contract. However, these payments may be subject to FICA (Social Security) and Medicare taxes.

IRAS, SEPS, SARSEPS

The maximum tax deductible purchase payment which may be contributed each year to an IRA is the lesser of a specified annual amount or 100 percent of includible compensation if the taxpayer is not covered under an employer plan. A spousal IRA is available if the taxpayer and spouse file a joint return and the spouse is not yet age 70 1/2. The maximum tax deductible purchase payment which a taxpayer may make to a spousal IRA is a specified annual amount. If covered under an employer plan, taxpayers are permitted to make deductible purchase payments; however, the deductions are phased out and eventually eliminated, depending on the taxpayer's adjusted gross income. A taxpayer may also make nondeductible purchase payments. However, the total of deductible and nondeductible purchase payments may not exceed the limits described above for deductible payments. An IRA is also the vehicle that receives contributions to SEPs and SARSEPs. Maximum contributions (including elective deferrals) to SEPs and SARSEPs are limited. For more information concerning the contributions to IRAs, SEPs and SARSEPs, you should obtain a copy of IRS Publication 590 on Individual Retirement Accounts. For more information concerning contributions to SEPs and SARSEPs you should obtain a copy of IRS publication 560 Retirement Plans for Small Business. In addition to the above, an individual may make a "rollover" contribution into an IRA with the proceeds of distributions from an eligible employer plan.

ROTH IRAS

In some states Roth IRAs are available under this Contract, subject to the following limitations.

Eligible individuals can contribute to a Roth IRA. Contributions to a Roth IRA are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax and other special rules may apply. The maximum purchase payment which may be contributed each year to a Roth IRA is the lesser of a specified annual amount or 100 percent of includible compensation. A spousal Roth IRA is available if the taxpayer and spouse file a joint return. The maximum purchase payment that a taxpayer may make to a spousal Roth IRA is a specified annual amount. Except in the case of a rollover or a transfer, no more than the specified annual amount can be contributed in aggregate to all IRAs and Roth IRAs of either spouse during any tax year. The Roth IRA contribution may be limited depending on the taxpayer's adjusted gross income ("AGI"). The maximum contribution begins to phase out if the taxpayer is single and the taxpayer's AGI is more than $95,000 or if the taxpayer is married and files a joint tax return and the taxpayer's AGI is more than $150,000. The taxpayer may not contribute to a Roth IRA if the taxpayer's AGI is over $110,000 (if the taxpayer is single), $160,000 (if the taxpayer is married and files a joint tax return), or $10,000 (if the taxpayer is married and files separate tax returns). You should consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. To use the Contract in connection with a Roth IRA, you must have an existing Contract that was issued in connection with an IRA.

SECTION 457 PLANS

Generally, under a Section 457 Plan, an employee or executive may defer income under a written agreement in an amount equal to the lesser of 100% of includible compensation or the specified annual amount. The amounts so deferred (including earnings thereon) by an employee or executive electing to contribute to a
Section 457 Plan are includible in gross income only in the tax year in which such amounts are paid (or in the case of non-governmental plans, made available) to that employee or executive or his/her Beneficiary. Distributions from governmental Section 457(b) Plans may be rolled over to a Qualified Plan, TSA, IRA or aother governmental Section 457 Plan. With respect to a Section 457(b) Plan for a nonprofit organization other than a governmental entity, (i) once contributed to the plan, any Contracts purchased with employee contributions remain the sole property of the employer and may be subject to the general creditors of the employer and (ii) the employer retains all ownership rights to the Contract including voting and redemption rights which may accrue to the Contract(s) issued under the plan. The plans may permit participants to specify the form of investment for their deferred compensation account. Depending on the terms of the particular plan, a non-governmental employer may be entitled to draw on deferred amounts for purposes unrelated to its Section 457 Plan obligations.

QUALIFIED PLANS

Code section 401(a) permits employers to establish various types of retirement plans for employees and permits self-employed individuals to establish retirement plans for themselves and their employees. These retirement plans may permit the purchase of the Contracts to accumulate retirement savings under the plans. Adverse tax consequences to the plan, to the participant or to both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments.

(ii) Distributions from the Contract

MANDATORY WITHHOLDING ON CERTAIN DISTRIBUTIONS

Distributions called "eligible rollover distributions" from Qualified Plans and from TSA Plans are subject to mandatory withholding by the plan or payor at the rate of 20%. An eligible rollover distribution is any distribution from a Qualified Plan or a TSA Plan, except for certain distributions such as distributions required by the Code or in a specified annuity form, certain distributions of after-tax contributions, and hardship distributions. Withholding can be avoided by arranging a direct transfer of the eligible rollover distribution to a Qualified Plan, TSA, governmental Section 457(b) Plan or IRA.

QUALIFIED PLANS, TSA PLANS, IRAS, ROTH IRAS, SEPS, SARSEPS AND GOVERNMENTAL
PLANS

Payments made from the Contracts held under a Qualified Plan, TSA Plan, IRA, SEP, SARSEP or Section 457(b) Governmental Plan are taxable under Section 72 of the Code as ordinary income, in the year of receipt. Any amount received in surrender of all or part of the Contract Value prior to annuitization will, subject to restrictions and penalties discussed below, also be included in income in the year of receipt. If there is any "investment in the Contract," a portion of each amount received is excluded from gross income as a return of such investment. Distributions or withdrawals prior to age 59 1/2 may be subject to a penalty tax of 10% of the amount includible in income. This penalty tax does not apply: (i) to distributions of excess contributions or deferrals; (ii) to distributions made on account of the Annuitant's death, retirement, disability or early retirement at or after age 55; (iii) when distribution from the Contract is in the form of substantially equal periodic payments over the owner's life or life expectancy or the joint lives or life expectancies of the owner and a "designated beneficiary." Caution: changes to the payment stream prior to the later of age 59 1/2 or within 5 years (other than by reason of death or disability), causes retroactive imposition of the penalty tax and interest; or (iv) when distribution is made pursuant to a qualified domestic relations order. Additional exceptions may apply in specified circumstances. Distributions from a governmental Section 457 Plan which are attributable to rollover contributions from IRAs, TSAs and other qualified plans may be subject to the 10% penalty tax with the same exceptions as for qualified plans. In the case of IRAs, SEPs and SARSEPS, the exceptions for distributions on account of early retirement at or after age 55 or made pursuant to a qualified domestic relations order do not apply but other exceptions may apply. A tax-free rollover may be made once each year among individual retirement arrangements subject to the conditions and limitations described in the Code.

Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

If the Annuitant dies before distributions begin, distributions must be completed within five years after death, unless payments begin within one year after death and are made over a period not extending beyond the life (or life expectancy) of the Beneficiary. Except under a Roth IRA, if the Annuitant's spouse is the Beneficiary, distributions need not begin until the Annuitant would have reached age 70 1/2. If the Annuitant dies after annuity payments have begun, payments must continue to be made at least as rapidly as payments made before death.

With respect to TSA Plans, elective contributions to the Contract made after December 31, 1988 and any increases in Contract Value after that date may not be distributed prior to attaining age 59 1/2, termination of employment, death or disability. Contributions (but not earnings) made after December 31, 1988 may also be distributed by reason of financial hardship. These restrictions on withdrawal will not apply to the Contract Value as of December 31, 1988. These restrictions are not expected to change the circumstances under which transfers to other investments which qualify for tax free treatment under Section 403(b) of the Code may be made.

Except under a Roth IRA, annuity payments, periodic payments or annual distributions must generally commence by April 1 of the calendar year following the year in which the Annuitant attains age 70 1/2. In the case of a Qualified Plan, TSA Plan or a Section 457 Plan a Governmental Plan, if the Annuitant is not a "five-percent owner" as defined in the Code, these distributions must begin by the later of the date determined by the preceding sentence or April 1 of the year following the year in which the Annuitant retires. Each annual distribution must equal or exceed a "minimum distribution amount" which is determined by minimum distribution rules under the plan. A penalty tax of up to 50% of the amount which should be distributed may be imposed by the IRS for failure to distribute the required minimum distribution amount. The Company currently waives the Contingent Deferred Sales Charge on distributions that are intended to satisfy required minimum distributions, calculated as if this Contract were the participant's only retirement plan asset. This waiver only applies if the required minimum distribution exceeds the free withdrawal amount and no previous surrenders were made during the Contract Year. Rules regarding required minimum distributions apply to IRAs (including SEP and SARSEPs), Qualified Plans, TSA Plans and Section 457 Governmental Plans.

Other restrictions with respect to election, commencement, or distribution of benefits may apply under the Contracts or under the terms of the Qualified Plans in respect of which the Contracts are issued.

SECTION 457 PLANS

When a distribution under a Contract held under a Section 457 Plan is made to the Annuitant, such amounts are taxed as ordinary income in the year in which received. Subject to certain exceptions, the plan must not permit distributions prior to the Annuitant's severance from employment.

Generally, annuity payments, periodic payments or annual distributions must commence by April 1 of the calendar year following the year in which the Annuitant attains age 70 1/2 or the year of retirement and meet other distribution requirements. Minimum distributions under a Section 457 Plan may be further deferred if the Annuitant remains employed with the sponsoring employer. Each annual distribution must equal or exceed a "minimum distribution amount" which is determined by distribution rules under the plan. If the Annuitant dies before distributions begin, the same special distribution rules generally apply in the case of Section 457 Plans as apply in the case of Qualified Plans, TSA Plans, IRAs, SEPs, SARSEPs and Governmental Plans. These rules are discussed above in the immediately preceding section of this prospectus.

(B) SPECIAL RULES FOR ANNUITIES USED BY INDIVIDUALS OR WITH PLANS AND TRUSTS NOT QUALIFYING UNDER THE CODE FOR TAX BENEFITED TREATMENT ("NON-QUALIFIED CONTRACT")

For a Contract held by an individual, any increase in the accumulated value of the Contract is generally not taxable until amounts are received, either in the form of annuity payments as contemplated by the Contract or in a full or partial lump sum settlement of the Company's obligations to the Contract Owner.

Under Section 72(u) of the Code, however, Contracts held by other than a natural person (i.e. those held by a corporation or certain trusts) generally will not be treated as an annuity contract for Federal income tax purposes. This means a Contract Owner who is not a natural person will have to include in income any increase during the taxable year in the accumulated value over the investment in the Contract.

Section 817(h) of the Code requires the investments of the Variable Account to be "adequately diversified" in accordance with Treasury Regulations. Failure to do so means the variable annuity contracts described herein will cease to qualify as annuities for Federal income tax purposes. Regulations specifying the diversification requirements have been issued by the Department of the Treasury, and the Company believes it complies fully with these requirements.

In certain circumstances, owners of variable annuity contracts may be considered the owners, for Federal income tax purposes, of the assets of the separate accounts used to support their contracts. In those circumstances, income and gains from the separate account assets would be includible in the variable contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The ownership rights under the Contract are similar to, but also different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of separate account assets. For example, a Contract Owner has additional flexibility in allocating premium payments and account values. These differences could result in a Contract Owner being treated as the owner of a pro rata portion of the assets of the Variable Account. In addition, the Company does not know what standards will be set forth, if any, in regulations or rulings which the Treasury Department may issue. The Company therefore reserves the right to modify the Contract as necessary to attempt to prevent a Contract Owner from being considered the owner of a pro rata share of the assets of the Variable Account.

Any amount received in a surrender of all or part of the Contract Value (including an amount received as a systematic withdrawal) prior to annuitization will be included in gross income to the extent of any increases in the value of the Contract resulting from earnings or gains on the underlying mutual fund shares.

The Code also imposes a ten percent penalty tax on amounts received under a Contract, before or after annuitization, which are includible in gross income. The penalty tax will not apply to any amount received under the Contract (1) after the taxpayer has attained age 59 1/2, (2) after the death of the Contract Owner, (3) after the Contract Owner has become totally and permanently disabled,
(4) as one of a series of substantially equal periodic payments made for the life (or life expectancy) of the Contract Owner or the joint lives (or life expectancies) of the Contract Owner and a Beneficiary, (Caution: changes to the payment stream prior to the later of age 59 1/2 or within 5 years (other than by reason of death or disability) causes retroactive imposition of the penalty tax plus interest) (5) if the Contract is purchased under certain types of retirement plans or arrangements, (6) allocable to investments in the Contract before August 14, 1982, or (7) if the Contract is an immediate annuity contract.

In the calculation of any increase in value for contracts entered into after October 4, 1988, all Non-qualified deferred annuity contracts issued by the Company or its affiliates to the same Contract Owner within a calendar year will be treated as one contract.

If a Contract Owner or Annuitant dies, the tax law requires certain distributions from the Contract. (See "Payment on Death Prior to Annuitization" in the April 30, 1999 prospectus.) Generally, such amounts are includible in the income of the recipient as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full surrender as described above; or (2) if distributed under an Annuity Option, they are taxed in the same manner as Annuity payments, as described above. For these purposes, the investment in the Contract is not affected by the Contract Owner's (or Annuitant's) death. That is, the investment in the Contract remains the amount of any purchase payments paid which were not excluded from gross income.

A transfer of ownership of a Contract, the designation of an Annuitant, Payee or other Beneficiary who is not also an Owner, the selection of certain Maturity Dates, or the exchange of a Contract may result in certain tax consequences that are not discussed herein. Anyone contemplating any such designation, transfer, assignment, selection, or exchange should contact a competent tax advisor with respect to the potential tax effects of such a transaction.

PAYMENT ON DEATH

Death Proceeds are taxable and generally are included in the income of the recipient as follows:

..    If received under an annuity payment option, they are taxed in the same manner as annuity payments.

..    If distributed in a lump sum, they are taxed in the same manner as a full surrender.

TAX WITHHOLDING

The Code and the laws of certain states require tax withholding on distributions made under annuity contracts, unless the recipient has made an election not to have any amount withheld. The Company provides recipients with an opportunity to instruct it as to whether taxes are to be withheld. We are required to withhold taxes from certain distributions under certain Qualified Contracts.

POSSIBLE CHANGES IN TAXATION

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective prior to the date of the change). A tax adviser should be consulted with respect to legislative developments and their effect on the Contract.

OTHER TAX CONSEQUENCES

As noted above, the foregoing discussion of the Federal income tax consequences is not exhaustive and special rules are provided with respect to other tax situations not discussed in this Prospectus. Further, the Federal income tax consequences discussed herein reflect our understanding of the current law and the law may change. Federal estate and gift tax consequences of ownership or receipt of distributions under the Contract depend on the individual circumstances of each Contract Owner or recipient of a distribution. A competent tax advisor should be consulted for further information.

                       INVESTMENT PERFORMANCE INFORMATION

We may advertise or include in sales literature current and effective yields for the sub-accounts.

YIELDS

The current yield of the State Street Research Money Market Sub-account refers to the annualized income generated by an investment in the Sub-account over a specified 7-day period. The current yield is calculated by assuming that the income generated for that 7-day period is generated each 7-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment is assumed to be reinvested. The effective yield will be slightly higher than the current yield because of the compounding effect of this assumed reinvestment.

The yield of a Sub-account (besides the State Street Research Money Market Sub-account) refers to the annualized income generated by an investment in the Sub-account over a specified 30-day or one-month period. The yield is calculated by assuming the income generated by the investment during that 30- day or one-month period is generated each period over 12 months and is shown as a percentage of the investment.

                FINANCIAL STATEMENTS AND ACCUMULATION UNIT VALUES

Financial statements for the Variable Account and Metropolitan Life Insurance Company are included in the Statement of Additional Information, a copy of which can be obtained by writing to New England Securities Corporation at 399 Boylston Street, Boston, Massachusetts 02116 or telephoning 1-800-356- 5015. Set forth below are accumulation unit values for Sub-accounts of the Variable Account.

                            ACCUMULATION UNIT VALUES
          (FOR AN ACCUMULATION UNIT OUTSTANDING THROUGHOUT THE PERIOD)

                        THE NEW ENGLAND VARIABLE ACCOUNT
                         CONDENSED FINANCIAL INFORMATION

                             STATE STREET
                               RESEARCH
                             MONEY MARKET
                              SUB-ACCOUNT
                             ------------
                               9/29/88*      1/1/89      1/1/90      1/1/91      1/1/92      1/1/93      1/1/94
                                  TO           TO          TO          TO          TO          TO          TO
                               12/31/88     12/31/89    12/31/90    12/31/91    12/31/92    12/31/93    12/31/94
                             ------------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value
  at beginning of period...        1.384        1.408       1.518       1.620       1.697       1.738       1.766
Accumulation Unit Value
  at end of period.........        1.408        1.518       1.620       1.697       1.738       1.766       1.811
Number of Accumulation
  Units outstanding at
  end of period............      915,605    7,661,069  21,629,006  26,332,938  26,759,532  25,016,975  30,220,356

                             STATE STREET
                               RESEARCH
                             MONEY MARKET
                              SUB-ACCOUNT
                             ------------
                                1/1/95       1/1/96      1/1/97      1/1/98      1/1/99      1/1/00      1/1/01
                                  TO           TO          TO          TO          TO          TO          TO
                               12/31/95     12/31/96    12/31/97    12/31/98    12/31/99    12/31/00    12/31/01
                             ------------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value
  at beginning of period...        1.811        1.889       1.959       2.036       2.114       2.190       2.295
Accumulation Unit Value
  at end of period.........        1.889        1.959       2.036       2.114       2.190       2.295       2.353
Number of Accumulation
  Units outstanding at
  end of period............   33,015,018   33,412,517  26,785,902  33,716,959  36,481,209  31,587,553  29,978,672

----------
*    Date these Sub-accounts were first available.

                                SALOMON
                               BROTHERS
                               STRATEGIC
                                 BOND
                             OPPORTUNITIES
                              SUB-ACCOUNT
                             -------------
                               10/31/94*      1/1/95        1/1/96        1/1/97      1/1/98      1/1/99      1/1/00
                                  TO            TO            TO            TO          TO          TO          TO
                               12/31/94      12/31/95      12/31/96      12/31/97    12/31/98    12/31/99    12/31/00
                             -------------  -----------  -------------  ----------  ----------  ----------  ----------
Accumulation Unit Value
  at beginning of period...        1.000         0.984         1.159         1.307       1.433       1.442       1.443
Accumulation Unit Value
  at end of period.........        0.984         1.159         1.307         1.433       1.442       1.443       1.527
Number of Accumulation
  Units outstanding at
  end of period............    1,124,133     6,132,563    15,034,554    23,074,669  24,945,159  20,278,882  16,337,092

                               SALOMON
                               BROTHERS       SALOMON
                               STRATEGIC     BROTHERS
                                 BOND          U.S.
                             OPPORTUNITIES  GOVERNMENT
                              SUB-ACCOUNT   SUB-ACCOUNT
                             -------------  -----------
                                1/1/01       10/31/94*      1/1/95        1/1/96      1/1/97      1/1/98      1/1/99
                                  TO            TO            TO            TO          TO          TO          TO
                               12/31/01      12/31/94      12/31/95      12/31/96    12/31/97    12/31/98    12/31/99
                             -------------  -----------  -------------  ----------  ----------  ----------  ----------
Accumulation Unit Value
  at beginning of period...         1.527        1.000         1.004         1.139       1.161       1.242       1.319
Accumulation Unit Value
  at end of period.........         1.609        1.004         1.139         1.161       1.242       1.319       1.304
Number of Accumulation
  Units outstanding at
  end of period............    14,819,268      910,020     4,495,184     5,785,148   8,616,135  12,796,204  10,314,952

                               SALOMON
                               BROTHERS                   STATE STREET
                                 U.S.                    RESEARCH BOND
                              GOVERNMENT                    INCOME
                              SUB-ACCOUNT                 SUB-ACCOUNT
                             -------------               -------------
                                1/1/00        1/1/01       10/5/88*       1/1/89      1/1/90      1/1/91      1/1/92
                                  TO            TO            TO            TO          TO          TO          TO
                               12/31/00      12/31/01      12/31/88      12/31/89    12/31/90    12/31/91    12/31/92
                             -------------  -----------  -------------  ----------  ----------  ----------  ----------
Accumulation Unit Value
  at beginning of period...        1.304         1.421         1.631         1.634       1.810       1.930       2.247
Accumulation Unit Value
  at end of period.........        1.421         1.496         1.634         1.810       1.930       2.247       2.398
Number of Accumulation
  Units outstanding at
  end of period............    8,874,230    10,827,033       299,002     4,287,540  10,139,527  17,797,335  28,871,719

                             STATE STREET
                             RESEARCH BOND
                                INCOME
                              SUB-ACCOUNT
                             -------------
                                1/1/93        1/1/94        1/1/95        1/1/96      1/1/97      1/1/98      1/1/99
                                  TO            TO            TO            TO          TO          TO          TO
                               12/31/93      12/31/94      12/31/95      12/31/96    12/31/97    12/31/98    12/31/99
                             -------------  -----------  -------------  ----------  ----------  ----------  ----------
Accumulation Unit Value
  at beginning of period...         2.398         2.664         2.540        3.037       3.134       3.429       3.689
Accumulation Unit Value
  at end of period.........         2.664         2.540         3.037        3.134       3.429       3.689       3.622
Number of Accumulation
  Units outstanding at
  end of period............    41,939,487    41,657,182    42,231,987   41,138,874  37,260,367  38,630,894  32,707,422

                             STATE STREET
                             RESEARCH BOND                 MFS TOTAL
                                INCOME                      RETURN
                              SUB-ACCOUNT                SUB-ACCOUNT**
                             -------------               -------------
                                1/1/00        1/1/01       9/21/88*       1/1/89      1/1/90      1/1/91      1/1/92
                                  TO            TO            TO            TO          TO          TO          TO
                               12/31/00      12/31/01      12/31/88      12/31/89    12/31/90    12/31/91    12/31/92
                             -------------  -----------  -------------  ----------  ----------  ----------  ----------
Accumulation Unit Value
  at beginning of period...         3.622         3.865        1.042         1.063       1.250       1.272       1.508
Accumulation Unit Value
  at end of period.........         3.865         4.149        1.063         1.250       1.272       1.508       1.588
Number of Accumulation
  Units outstanding at
  end of period............    25,348,903    25,096,234      731,349     9,179,207  18,099,540  26,478,398  41,588,546

----------
*    Date these Sub-accounts were first available.

** This Sub-account is only available through Contracts purchased prior to May 1, 1995.

                               MFS TOTAL
                                RETURN
                             SUB-ACCOUNT**
                             -------------
                                1/1/93        1/1/94      1/1/95       1/1/96       1/1/97       1/1/98      1/1/99
                                  TO            TO          TO           TO           TO           TO          TO
                               12/31/93      12/31/94    12/31/95     12/31/96     12/31/97     12/31/98    12/31/99
                             -------------  ----------  -----------  -----------  -----------  ----------  ----------
Accumulation Unit Value
  at beginning of period...         1.588        1.733        1.691        2.190        2.485       3.103       3.664
Accumulation Unit Value
  at end of period.........         1.733        1.691        2.190        2.485        3.103       3.664       3.975
Number of Accumulation
  Units outstanding at
  end of period............    60,696,659   61,961,278   56,145,463   52,130,165   48,490,618  42,358,784  37,391,028

                               MFS TOTAL
                                RETURN                   BALANCED
                             SUB-ACCOUNT**              SUB-ACCOUNT
                             -------------              -----------
                                1/1/00        1/1/01     10/31/94*     1/1/95       1/1/96       1/1/97      1/1/98
                                  TO            TO          TO           TO           TO           TO          TO
                               12/31/00      12/31/01    12/31/94     12/31/95     12/31/96     12/31/97    12/31/98
                             -------------  ----------  -----------  -----------  -----------  ----------  ----------
Accumulation Unit Value
  at beginning of period...         3.975        3.789       1.000         0.997        1.227       1.415       1.622
Accumulation Unit Value
  at end of period.........         3.789        3.596       0.997         1.227        1.415       1.622       1.747
Number of Accumulation
  Units outstanding at
  end of period............    30,014,285   24,496,185   1,736,189    10,987,597   20,107,324  28,677,041  30,824,135

                                                                        ALGER
                                                                       EQUITY
                               BALANCED                                GROWTH
                              SUB-ACCOUNT                            SUB-ACCOUNT
                             -------------                           -----------
                                1/1/99        1/1/00      1/1/01      10/31/94*     1/1/95       1/1/96      1/1/97
                                  TO            TO          TO           TO           TO           TO          TO
                               12/31/99      12/31/00    12/31/01     12/31/94     12/31/95     12/31/96    12/31/97
                             -------------  ----------  -----------  -----------  -----------  ----------  ----------
Accumulation Unit Value
  at beginning of period...         1.747        1.636        1.583        1.000        0.956       1.402       1.566
Accumulation Unit Value
  at end of period.........         1.636        1.583        1.492        0.956        1.402       1.556       1.941
Number of Accumulation
  Units outstanding at
  end of period............    27,038,754   19,606,177   17,250,049    1,857,319   24,163,685  40,025,594  44,518,891

                             ALGER EQUITY                                           ZENITH
                                GROWTH                                              EQUITY
                              SUB-ACCOUNT                                         SUB-ACCOUNT
                             -------------                                        -----------
                                1/1/98        1/1/99      1/1/00       1/1/01      9/16/88*      1/1/89      1/1/90
                                  TO            TO          TO           TO           TO           TO          TO
                               12/31/98      12/31/99    12/31/00     12/31/01     12/31/88     12/31/89    12/31/90
                             -------------  ----------  -----------  -----------  -----------  ----------  ----------
Accumulation Unit Value
  at beginning of period...         1.941        2.829        3.744        3.189        4.645       4.612       5.950
Accumulation Unit Value
  at end of period.........         2.829        3.744        3.189        2.767        4.612       5.950       5.666
Number of Accumulation
  Units outstanding at
  end of period............    49,255,773   60,072,409   64,809,207   53,659,494      439,393   5,337,778  12,591,788

                                ZENITH
                                EQUITY
                              SUB-ACCOUNT
                             -------------
                                 1/1/91       1/1/92      1/1/93       1/1/94       1/1/95       1/1/96      1/1/97
                                   TO           TO          TO           TO           TO           TO          TO
                                12/31/91     12/31/92    12/31/93     12/31/94     12/31/95     12/31/96    12/31/97
                             -------------  ----------  -----------  -----------  -----------  ----------  ----------
Accumulation Unit Value
  at beginning of period...         5.666        8.608        7.978        9.050        8.298      11.300      13.496
Accumulation Unit Value
  at end of period.........         8.608        7.978        9.050        8.298       11.300      13.496      16.442
Number of Accumulation
  Units outstanding at
  end of period............    21,719,884   33,645,983   40,091,665   43,592,961   41,663,900  41,363,155  40,200,592

----------
*    Date these Sub-accounts were first available.

** This Sub-account is only available through Contracts purchased prior to May 1, 1995.

                                                                                    DAVIS
                               ZENITH                                              VENTURE
                               EQUITY                                               VALUE
                             SUB-ACCOUNT                                         SUB-ACCOUNT
                             -----------                                         -----------
                               1/1/98       1/1/99       1/1/00       1/1/01      10/31/94*     1/1/95       1/1/96
                                 TO           TO           TO           TO           TO           TO           TO
                              12/31/98     12/31/99     12/31/00     12/31/01     12/31/94     12/31/95     12/31/96
                             -----------  ----------  ------------  -----------  -----------  -----------  ----------
Accumulation Unit Value
  at beginning of period...       16.442      21.752       24.831        23.359       1.000         0.963       1.323
Accumulation Unit Value
  at end of period.........       21.752      24.831       23.359        19.257       0.963         1.323       1.643
Number of Accumulation
  Units outstanding at
  end of period............   33,502,039  38,236,116   27,364,614    22,589,775   3,499,719    19,608,688  34,997,024

                                                                                                 HARRIS
                                DAVIS                                                           OAKMARK
                               VENTURE                                                          FOCUSED
                                VALUE                                                            VALUE
                             SUB-ACCOUNT                                                      SUB-ACCOUNT
                             -----------                                                      -----------
                                1/1/97      1/1/98       1/1/99        1/1/00       1/1/01      10/1/93*     1/1/94
                                  TO          TO           TO            TO           TO           TO          TO
                               12/31/97    12/31/98     12/31/99      12/31/00     12/31/01     12/31/93    12/31/94
                             -----------  ----------  ------------  -----------  -----------  ----------- ----------
Accumulation Unit Value
  at beginning of period...       1.643        2.163        2.442         2.831        3.059       1.125        1.137
Accumulation Unit Value
  at end of period.........       2.163        2.442        2.831         3.059        2.681       1.137        1.119
Number of Accumulation
  Units outstanding at
  end of period............  53,997,107   58,765,470   57,370,889    59,644,558   54,096,701   4,515,611   15,572,344

                                HARRIS
                               OAKMARK
                               FOCUSED
                                VALUE
                             SUB-ACCOUNT
                             -----------
                               1/1/95       1/1/96       1/1/97       1/1/98       1/1/99       1/1/00      1/1/01
                                 TO           TO           TO           TO           TO           TO           TO
                              12/31/95     12/31/96     12/31/97     12/31/98     12/31/99     12/31/00     12/31/01
                             -----------  ----------  ------------  -----------  -----------  -----------  ----------
Accumulation Unit Value
  at beginning of period...        1.119       1.439        1.669        1.932        1.802        1.784         2.12
Accumulation Unit Value
  at end of period.........        1.439       1.669        1.932        1.802        1.784        2.120        2.672
Number of Accumulation
  Units outstanding at
  end of period............   19,773,057  24,345,379   24,035,279   21,347,155   17,151,815   15,593,693   23,328,209

                               LOOMIS
                               SAYLES
                              SMALL CAP
                             SUB-ACCOUNT
                             -----------
                                5/2/94*     1/1/95       1/1/96        1/1/97       1/1/98       1/1/99      1/1/00
                                  TO          TO           TO            TO           TO           TO          TO
                               12/31/94    12/31/95     12/31/96      12/31/97     12/31/98     12/31/99    12/31/00
                             -----------  ----------  ------------  -----------  -----------  -----------  ----------
Accumulation Unit Value
  at beginning of period...       1.000        0.959        1.219         1.572        1.936        1.878       2.441
Accumulation Unit Value
  at end of period.........       0.959        1.219        1.572         1.936        1.878        2.441       2.535
Number of Accumulation
  Units outstanding at
  end of period............   2,988,971   13,533,326   26,307,748    39,442,109   40,318,239   39,281,394  39,281,394

                               LOOMIS         MFS                        FI
                               SAYLES      INVESTORS   MFS RESEARCH  STRUCTURED
                              SMALL CAP      TRUST       MANAGERS      EQUITY
                             SUB-ACCOUNT  SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT
                             -----------  -----------  ------------  -----------
                                1/1/01       7/2/01*      7/2/01*      10/1/93*      1/1/94       1/1/95       1/1/96
                                  TO           TO            TO           TO           TO           TO           TO
                               12/31/01     12/31/01      12/31/01     12/31/93     12/31/94     12/31/95     12/31/96
                             -----------  -----------  ------------  -----------  -----------  -----------  ----------
Accumulation Unit Value
  at beginning of period...        2.535      0.898          0.98         1.105         1.132        1.103       1.486
Accumulation Unit Value
  at end of period.........         2.28      0.883          0.88         1.132         1.103        1.486       1.731
Number of Accumulation
  Units outstanding at
  end of period............   31,083,934    311,202       145,465     3,359,317    16,092,325   21,168,965  26,104,465

----------
*    Date these Sub-accounts were first available.

                                                                                               METLIFE
                             FI STRUCTURED                                                   STOCK INDEX
                                EQUITY                                                       SUB-ACCOUNT
                              SUB-ACCOUNT                                                     CLASS A**
                             -------------                                                   -----------
                                 1/1/97        1/1/98      1/1/99      1/1/00      1/1/01      8/1/92*      1/1/93
                                   TO            TO          TO          TO          TO          TO           TO
                                12/31/97      12/31/98    12/31/99    12/31/00    12/31/01    12/31/92     12/31/93
                             -------------  -----------  ----------  ----------  ----------  -----------  ----------
Accumulation Unit
  Value at beginning of
  period...................        1.731          2.279       2.799       3.019       2.825        1.592       1.644
Accumulation Unit
  Value at end of
  period...................        2.279          2.799       3.019       2.825       2.399        1.644       1.780
Number of Accumulation
  Units outstanding at
  end of period............   30,306,103     35,514,558  35,663,197  29,466,287  23,932,405   21,583,607  11,017,884

                             METLIFE STOCK
                                 INDEX
                              SUB-ACCOUNT
                               CLASS A**
                             -------------
                                1/1/94         1/1/95      1/1/96      1/1/97      1/1/98      1/1/99       1/1/00
                                  TO             TO          TO          TO          TO          TO           TO
                               12/31/94       12/31/95    12/31/96    12/31/97    12/31/98    12/31/99     12/31/00
                             -------------  -----------  ----------  ----------  ----------  -----------  ----------
Accumulation Unit
  Value at beginning of
  period...................         1.780         1.775       2.398       2.898       3.788       4.781        5.678
Accumulation Unit
  Value at end of
  period...................         1.775         2.398       2.898       3.788       4.781       5.678        5.096
Number of Accumulation
  Units outstanding at
  end of period............    14,282,355   15,539,6089  15,623,253  15,874,978  15,292,906  15,111,062   13,740,976

                             METLIFE STOCK     PUTNAM
                                 INDEX      INTERNATIONAL
                              SUB-ACCOUNT       STOCK
                               CLASS A**    SUB-ACCOUNT+
                             -------------  -------------
                                 1/1/01       10/31/94*      1/1/95      1/1/96      1/1/97      1/1/98      1/1/99      1/1/00
                                   TO            TO            TO          TO          TO          TO          TO          TO
                                12/31/01      12/31/94      12/31/95    12/31/96    12/31/97    12/31/98    12/31/99    12/31/00
                             -------------  -------------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit
  Value at beginning of
  period...................         5.096         1.179         1.207       1.265       1.331       1.296       1.371       1.686
Accumulation Unit
  Value at end of
  period...................         3.682         1.207         1.265       1.331       1.296       1.371       1.686       1.494
Number of Accumulation
  Units outstanding at
  end of period............    14,020,250     2,473,991     9,383,114  13,845,613  14,635,944  13,860,555  12,308,176  13,492,682

                                PUTNAM                     PUTNAM
                             INTERNATIONAL                LARGE CAP
                                 STOCK                     GROWTH      OVERSEAS
                              SUB-ACCOUNT+               SUB-ACCOUNT  SUB-ACCOUNT
                             -------------               -----------  -----------
                                 1/1/00        1/1/01       1/22/01     10/1/93*     1/1/94      1/1/95      1/1/96
                                   TO            TO           TO           TO          TO          TO          TO
                                12/31/00      12/31/01     12/31/01     12/31/93    12/31/94    12/31/95    12/31/96
                             -------------  -----------  -----------  -----------  ----------  ----------  ----------
Accumulation Unit
  Value at beginning of
  period...................         1.494         1.494       0.753         1.458       1.532       1.538       1.664
Accumulation Unit
  Value at end of
  period...................         1.170          1.17       0.494         1.532       1.538       1.664       1.859
Number of Accumulation
  Units outstanding at
  end of period............    12,385,212    12,385,212   2,477,760    10,878,551  43,034,544  41,273,183  44,846,316

                                                                                              EQUITY
                               OVERSEAS                                                       INCOME
                              SUB-ACCOUNT                                                   SUB-ACCOUNT
                             -------------                                                  -----------
                                1/1/97        1/1/98      1/1/99      1/1/00      1/1/01     10/1/93*      1/1/94
                                  TO            TO          TO          TO          TO          TO           TO
                               12/31/97      12/31/98    12/31/99    12/31/00    12/31/01    12/31/93     12/31/94
                             -------------  ----------  ----------  ----------  ----------  -----------  ----------
Accumulation Unit
  Value at beginning of
  period...................        1.859         2.046       2.276       3.202       2.556       1.980        1.992
Accumulation Unit
  Value at end of
  period...................        2.046         2.276       3.202       2.556       1.987       1.992        2.104
Number of Accumulation
  Units outstanding at
  end of period............   45,289,247    40,546,153  36,251,177  33,830,970  26,715,225   5,649,743   25,852,849

----------
*    Date these Sub-accounts were first available.

** Previously the Westpeak Stock Index Sub-Account. On April 27, 2001, the MetLife Stock Index Portfolio--Class A was substituted for the Westpeak Stock Index Series, which is no longer available for investment under the Contract. MetLife Stock Index Portfolio--Class A is only available through Contracts purchased prior to May 1, 1995.

+ Previously the Morgan Stanley International Magnum Equity Sub-Account. On December 31, 2000, the Putnam International Stock Portfolio was substituted for the Morgan Stanley International Magnum Equity Series, which is no longer available for investment under the Contract.

                               EQUITY
                               INCOME
                             SUB-ACCOUNT
                             -----------
                                1/1/95       1/1/96        1/1/97       1/1/98        1/1/99        1/1/00       1/1/01
                                  TO           TO            TO           TO            TO            TO           TO
                               12/31/95     12/31/96      12/31/97     12/31/98      12/31/99      12/31/00     12/31/01
                             -----------  ------------  -----------  -----------  -------------  -----------  -----------
Accumulation Unit Value
  at beginning of period...        2.104        2.804         3.162        3.996         4.401         4.617       4.939
Accumulation Unit Value
  at end of period.........        2.804        3.162         3.996        4.401         4.617         4.939       4.631
Number of Accumulation
  Units outstanding at end
  of period................   38,010,655   44,037,798    45,104,192   42,926,506    37,676,846    28,617,928  24,530,116

                                                                       STATE
                               LEHMAN                                  STREET                                  NEUBERGER
                              BROTHERS                    METLIFE     RESEARCH                     METLIFE      BERMAN
                              AGGREGATE                 STOCK INDEX  INVESTMENT                    MID CAP      MID CAP
                             BOND INDEX   JANUS GROWTH  SUB-ACCOUNT     TRUST     JANUS MID CAP  STOCK INDEX     VALUE
                             SUB-ACCOUNT   SUB-ACCOUNT    CLASS B    SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT
                             -----------  ------------  -----------  -----------  -------------  -----------  -----------
                              01/22/01*     05/01/01*    01/22/01*    05/01/01*     01/22/01*     01/22/01*    05/01/01*
                                 TO            TO           TO           TO             TO           TO           TO
                              12/31/01      12/31/01     12/31/01     12/31/01       12/31/01     12/31/01     12/31/01
                             -----------  ------------  -----------  -----------  -------------  -----------  -----------
Accumulation Unit Value
  at beginning of period...       1.077             1        4.149         8.02          2.599        1.036        1.478
Accumulation Unit Value
  at end of period.........       1.131         0.755        3.528        6.526          1.552        1.031        1.503
Number of Accumulation
  Units outstanding at end
  of period................   2,030,131       340,282      268,034       31,594      1,561,722    1,477,934      243,364

                               FRANKLIN                    STATE
                              TEMPLETON                    STREET      MORGAN     LORD ABBETT
                              SMALL CAP   RUSSELL 2000    RESEARCH     STANLEY        BOND                  MFS MID CAP
                               GROWTH        INDEX         AURORA     EAFE/INDEX   DEBENTURE   PIMCO TOTAL   GROWTH
                             SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT     RETURN    SUB-ACCOUNT
                             -----------  ------------  -----------  -----------  -----------  -----------  -----------
                              05/01/01*    01/22/01*     01/22/01*    01/22/01*    05/01/01*    05/01/01*    05/01/01*
                                 TO            TO           TO           TO           TO           TO           TO
                               12/31/01     12/31/01      12/31/01     12/31/01     12/31/01     12/31/01     12/31/01
                             -----------  ------------  -----------  -----------  -----------  -----------  -----------
Accumulation Unit Value
  at beginning of period...          1          1.203         1.234      1.102          1.4        1.001         0.981
Accumulation Unit Value
  at end of period.........       0.88          1.186         1.401      0.853        1.375        1.073         0.824
Number of Accumulation
  Units outstanding at end
  of period................    600,776      1,051,858    11,310,733    639,013      201,510      201,510     1,477,934

                                                                       AMERICAN
                                                          AMERICAN       FUNDS     AMERICAN FUNDS
                                PIMCO     MFS RESEARCH      FUNDS       GROWTH-     GLOBAL SMALL
                             INNOVATION   INTERNATIONAL  GROWTH FUND    INCOME     CAPITALIZATION
                             SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT   SUB-ACCOUNT
                             -----------  -------------  -----------  -----------  --------------
                              05/01/01*     05/01/01*     05/01/01*    05/01/01*     05/01/01*
                                 TO            TO            TO           TO             TO
                              12/31/01      12/31/01      12/31/01     12/31/01       12/31/01
                             -----------  -------------  -----------  -----------  --------------
Accumulation Unit Value
  at beginning of period...      0.823         0.972        13.039        8.544         1.479
Accumulation Unit Value
  at end of period.........       0.61         0.848        11.078        0.824         1.345
Number of Accumulation
  Units outstanding at end
  of period................    172,927       262,661       263,656      315,671       285,228

----------
*    Date these Sub-accounts were first available.

** The MetLife Stock Index Sub-account--Class B Portfolio is only available to Contracts purchased after May 1, 1995.

Information on units and unit values is useful because they affect the calculation of Contract Values. The value of a Contract is determined by multiplying the number of Accumulation Units in each sub-account credited to the Contract by the Accumulation Unit Value of the sub-account. The Accumulation Unit Value of a sub-account depends in part on the net investment experience of the Eligible Fund in which it invests. See "Contract Value and Accumulation Unit Value" for more information.

                                   PREMIUM TAX

Premium tax rates are subject to change. At present the Company pays premium taxes in the following jurisdictions at the rates shown.

                                  CONTRACTS USED WITH TAX
JURISDICTION                     QUALIFIED RETIREMENT PLANS  ALL OTHER CONTRACTS
------------                     --------------------------  -------------------
California.....................             0.50%*                  2.35%
Maine..........................               --                    2.00%
Nevada.........................               --                    3.50%
Puerto Rico....................             1.00%                   1.00%
South Dakota...................               --                    1.25%
West Virginia..................             1.00%                   1.00%
Wyoming........................               --                    1.00%

----------
*    Contracts sold to (S)408(a) IRA Trusts are taxed at 2.35%.

See "Premium Tax Charges" in the prospectus for more information about how premium taxes affect the Contracts.

                               ZENITH ACCUMULATOR

                      Individual Variable Annuity Contracts
                                    Issued By
                       Metropolitan Life Insurance Company
                               One Madison Avenue
                            New York, New York 10010

                               Designated Office:
                       New England Life Insurance Company
                               501 Boylston Street
                           Boston, Massachusetts 02116
                                 (617) 578-2000

                          SUPPLEMENT DATED MAY 1, 2001

       TO THE PROSPECTUS DATED APRIL 30, 1999, AS SUPPLEMENTED MAY 1, 2000

This supplement updates certain information in the prospectus dated April 30, 1999 as supplemented May 1, 2000, describing individual flexible and single purchase payment variable annuity contracts (the "Contracts") funded by The New England Variable Account (the "Variable Account"). You should read and retain this supplement. Certain additional information about the Contracts is contained in a Statement of Additional Information ("SAI") dated May 1, 2001, as it may be supplemented from time to time, which has been filed with the Securities and Exchange Commission ("SEC") and is incorporated herein by reference. A complete prospectus dated May 1, 2000, as well as the Statement of Additional Information, may be obtained free of charge by writing to New England Securities Corporation at 399 Boylston Street, Boston, Massachusetts 02116 or telephoning 1-800-365-5015.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE CONTRACTS OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SEC MAINTAINS A WEBSITE THAT CONTAINS THE STATEMENT OF ADDITIONAL INFORMATION, MATERIAL INCORPORATED BY REFERENCE, AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SEC. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

     THE ELIGIBLE FUND PROSPECTUSES ARE ATTACHED. PLEASE READ THEM AND KEEP THEM FOR REFERENCE.

WE DO NOT GUARANTEE HOW ANY OF THE SUB-ACCOUNTS OR ELIGIBLE FUNDS WILL PERFORM. THE CONTRACTS AND ELIGIBLE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

                                   HIGHLIGHTS

Condensed financial information containing the accumulation unit value history appears at the end of this supplement. Average annual total return information appears at the end of this supplement.

For information concerning compensation paid for the sale of Contracts, see "Distribution of the Contracts."

STATE VARIATIONS

Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this supplement. This supplement updates certain information in the prospectus. Your actual Contract and any endorsements are the controlling documents. If you would like to review a copy of the Contract and endorsements, contact our Home Office.

We offer other variable annuity contracts that have different death benefits, contract features, fund selections, and optional programs. However, these other contracts also have different charges that would affect your sub- account performance and contract values. To obtain more information about these other contracts, contact our Home Office or your registered representative.

                                  EXPENSE TABLE

The purpose of the table and the examples below is to explain the various costs and expenses you will bear, directly or indirectly, as a Contract Owner. These are deducted from purchase payments, the Variable Account, or the Eligible Funds. In the examples following the table, we assume that you allocated your entire purchase payment to one sub-account, with no transfers.

                                VARIABLE ACCOUNT

CONTRACT OWNER TRANSACTION EXPENSES(1)
   Sales Charge Imposed on Purchases (as a percentage
      of Contract Value)...............................              0%
   Maximum Contingent Deferred Sales Charge(2) (as a
      percentage of Contract Value)....................            6.5%
   Transfer Fee (per Contract Year)(3).................   $0 on the first twelve
                                                           $10 each thereafter
ANNUAL CONTRACT FEE
   Administration Contract Charge (per Contract)(4) ...             $30
SEPARATE ACCOUNT ANNUAL EXPENSES(5)
(AS PERCENTAGE OF AVERAGE NET ASSETS)

                                        AMERICAN FUNDS
                                            GROWTH
                                         SUB-ACCOUNT,
                                        AMERICAN FUNDS
                                         GROWTH-INCOME
                                          SUB-ACCOUNT
                                              AND
                                        AMERICAN FUNDS
                                         GLOBAL SMALL        ALL
                                        CAPITALIZATION      OTHER
                                          SUB-ACCOUNT    SUB-ACCOUNTS
                                        --------------   ------------
Mortality and Expense Risk Charge....        1.20%           .95%
Administration Asset Charge..........        0.40%           .40%
                                             ----           ----
   Total Separate Account Annual
      Expenses.......................        1.60%          1.35%

                             NEW ENGLAND ZENITH FUND

OPERATING EXPENSES FOR THE YEAR ENDED DECEMBER 31, 2000

                     (AS A PERCENTAGE OF AVERAGE NET ASSETS)

                                               OTHER           TOTAL           OTHER           TOTAL
                                             EXPENSES        EXPENSES        EXPENSES        EXPENSES
                              MANAGEMENT      BEFORE          BEFORE           AFTER           AFTER
                                 FEE*      REIMBURSEMENT   REIMBURSEMENT   REIMBURSEMENT   REIMBURSEMENT
                              ----------   -------------   -------------   -------------   -------------
Back Bay Advisors Money
   Market Series Class A...      .35%           .06%            .41%            .06%            .41%
Back Bay Advisors Bond
   Income Series Class A...      .40%           .07%            .47%            .07%            .47%
Salomon Brothers
   Strategic Bond
   Opportunities Series
   Class A.................      .65%           .13%            .78%            .13%            .78%
Salomon Brothers U.S.
   Government Series
   Class A(6)..............      .55%           .16%            .71%            .15%            .70%
Back Bay Advisors
   Managed Series
   Class A(7)..............      .50%           .08%            .58%            .08%            .58%
Balanced Series Class A....      .70%           .10%            .80%            .10%            .80%
Alger Equity Growth
   Series
   Class A ................      .75%           .04%            .79%            .04%            .79%
Capital Growth Series
   Class A(8)..............      .62%           .04%            .66%            .04%            .66%
Davis Venture Value
   Series Class A..........      .75%           .04%            .79%            .04%            .79%
Harris Oakmark Mid Cap
   Value
   Series Class A(6).......      .75%           .21%            .96%            .15%            .90%
Loomis Sayles Small Cap
   Series Class A(6)(8)....      .90%           .06%            .96%            .06%            .96%
MFS Investors Trust
   Series Class A(6).......      .75%           .82%           1.57%            .15%            .90%
MFS Research Manager
   Series Class A(6).......      .75%           .50%           1.25%            .15%            .90%
Westpeak Growth and
   Income Series
   Class A(8)..............      .68%           .05%            .73%            .05%            .73%

----------
* Our affiliate, MetLife Advisers, LLC ("MetLife Advisers") formerly New England Investment Management, LLC, is the investment adviser for the Series of the Zenith Fund.

                         METROPOLITAN SERIES FUND, INC.

OPERATING EXPENSES FOR THE YEAR ENDED DECEMBER 31, 2000

(ANTICIPATED EXPENSES FOR 2001 FOR THE JANUS GROWTH AND FRANKLIN TEMPLETON SMALL CAP GROWTH PORTFOLIOS)

                         (AS A PERCENTAGE OF NET ASSETS)

                                                             OTHER           TOTAL           OTHER           TOTAL
                                             12B-1         EXPENSES        EXPENSES        EXPENSES        EXPENSES
                             MANAGEMENT   DISTRIBUTION      BEFORE          BEFORE           AFTER           AFTER
                                FEE*          FEE        REIMBURSEMENT   REIMBURSEMENT   REIMBURSEMENT   REIMBURSEMENT
                             ----------   ------------   -------------   -------------   -------------   -------------
Lehman Brothers
   Aggregate Bond Index
   Portfolio
   Class B(12)............      .25%          .25%           .12%             .62%           .12%             .62%
Janus Growth Portfolio
   Class B(9)(12).........      .80%          .25%           .29%            1.34%           .15%            1.20%
Janus Mid Cap Portfolio
   Class B(12)............      .66%          .25%           .04%             .95%           .04%             .95%
MetLife Mid Cap Stock
   Index Portfolio
   Class B(9)(10)(12).....      .25%          .25%           .58%            1.08%           .20%             .70%
MetLife Stock Index
   Portfolio
   Class A(13)............      .25%           N/A           .03%             .28%           .03%             .28%
MetLife Stock Index
   Portfolio
   Class B(12)(14)........      .25%          .25%           .03%             .53%           .03%             .53%
Neuberger Berman
   Partners Mid Cap Value
   Portfolio
   Class B(9)(12)(15).....      .70%          .25%           .19%            1.14%           .19%            1.14%
Putnam Large Cap Growth
   Portfolio
   Class A(9)(10).........      .80%           N/A           .59%            1.39%           .20%            1.00%
Franklin Templeton Small
   Cap Growth Portfolio
   Class B(9)(12).........      .90%          .25%           .71%            1.86%           .15%            1.30%
Morgan Stanley EAFE
   Index Portfolio
   Class B(9)(12).........      .30%          .25%           .48%            1.03%           .40%             .95%
Putnam International
   Stock Portfolio
   Class A(11)............      .90%           N/A           .24%            1.14%           .24%            1.14%
Russell 2000 Index
   Portfolio
   Class B(9)(12).........      .25%          .25%           .30%             .80%           .30%             .80%
State Street Research
   Aurora Small Cap Value
   Portfolio
   Class A(9)(10).........      .85%           N/A           .49%            1.34%           .20%            1.05%
State Street Research
   Investment Trust
   Portfolio
   Class B(12)(15)........      .47%          .25%           .03%             .75%           .03%             .75%

----------
* Our affiliate, MetLife Advisers is the investment adviser for the Portfolios of the Metropolitan Fund. Prior to May 1, 2001, Metropolitan Life Insurance Company ("MetLife") served as investment manager.

                           MET INVESTORS SERIES TRUST

OPERATING EXPENSES FOR THE YEAR ENDED DECEMBER 31, 2000

(ANTICIPATED EXPENSES FOR 2001 FOR THE PIMCO TOTAL RETURN, MFS MID-CAP GROWTH, MFS RESEARCH INTERNATIONAL AND PIMCO INNOVATION PORTFOLIOS.)

                     (AS A PERCENTAGE OF AVERAGE NET ASSETS)

                                                         OTHER          TOTAL                          OTHER          TOTAL
                                           12B-1        EXPENSES       EXPENSES      MANAGEMENT       EXPENSES      EXPENSES
                            MANAGEMENT  DISTRIBUTION     BEFORE         BEFORE        FEE AFTER        AFTER          AFTER
                               FEE*         FEE       REIMBURSEMENT  REIMBURSEMENT  REIMBURSEMENT  REIMBURSEMENT  REIMBURSEMENT
                            ----------  ------------  -------------  -------------  -------------  -------------  -------------
Lord Abbett Bond
   Debenture Portfolio
   Class B(12)(16)(17)....       .60%         .25%          .10%            .95%          .60%           .10%            .95%
PIMCO Total Return
   Portfolio
   Class B(12)(16)........       .50%         .25%          .24%            .99%          .41%           .24%            .90%
MFS Mid-Cap Growth
   Portfolio
   Class B(12)(16)........       .65%         .25%          .18%           1.08%          .62%           .18%           1.05%
MFS Reasearch
   International Portfolio
   Class B(12)(16)........       .80%         .25%          .29%           1.34%          .71%           .29%           1.25%
PIMCO Innovation
   Portfolio
   Class B(12)(16)........      1.05%         .25%          .41%           1.71%          .69%           .41%           1.35%

----------
* Met Investors Advisory Corp. ("Met Investors Advisory") is the manager of the Portfolios of the Met Investors Series Trust.

                         AMERICAN FUNDS INSURANCE SERIES

OPERATING EXPENSES FOR THE YEAR ENDED DECEMBER 31, 2000

                     (AS A PERCENTAGE OF AVERAGE NET ASSETS)

                                                          OTHER          TOTAL          OTHER          TOTAL
                                           12B-1        EXPENSES       EXPENSES       EXPENSES       EXPENSES
                            MANAGEMENT  DISTRIBUTION     BEFORE         BEFORE          AFTER          AFTER
                               FEE*         FEE       REIMBURSEMENT  REIMBURSEMENT  REIMBURSEMENT  REIMBURSEMENT
                            ----------  ------------  -------------  -------------  -------------  -------------
American Funds Growth
   Fund Class 2(12).......     .36%         25%           .02%            .63%          .02%            .63%
American Funds Growth-
   Income Fund
   Class 2(12)............     .34%         25%           .01%            .60%          .01%            .60%
American Funds Global
   Small Capitalization
   Fund Class 2(12).......     .80%         25%           .06%           1.11%          .06%           1.11%

----------
* Capital Research and Management Company is the investment adviser of the American Funds Insurance Series.

                        VARIABLE INSURANCE PRODUCTS FUND

OPERATING EXPENSES FOR THE YEAR ENDED DECEMBER 31, 2000

                     (AS A PERCENTAGE OF AVERAGE NET ASSETS)

                                                                 TOTAL PORTFOLIO
                                           MANAGEMENT   OTHER       OPERATING
                                              FEE*     EXPENSES     EXPENSES
                                           ----------  --------  ---------------
VIP Overseas Portfolio Initial
   Class(18).............................     .72%       .17%          .89
VIP Equity Income Portfolio Initial
   Class(18).............................     .48%       .08%          .56

----------
* The investment adviser for Variable Insurance Products Fund ("VIP") is Fidelity Management & Research Company ("FMR").

EXAMPLES

The purpose of the following Examples is to assist you in understanding the expenses that you would pay over time. The Examples (i) are based on the actual charges and expenses for the Variable Account and for each Eligible Fund for the fiscal year ended December 31, 2000, as stated in the Fee Table(1); and (ii) assume that current waivers and reimbursements of fund expenses will remain in effect for the periods shown (these waivers and reimbursements, however, may be terminated at any time);

You would pay the following expenses on a $1,000 purchase payment assuming 1) 5% annual return on each Eligible Fund listed below and 2) that a contingent deferred sales charge would apply at the end of each time period because you either surrender your Contract or elect to annuitize under a non-life contingency option:

                                            1 YEAR  3 YEARS  5 YEARS  10 YEARS
                                            ------  -------  -------  --------
Back Bay Advisors Money Market............  $78.84  $111.59  $145.78  $225.68
Back Bay Advisors Bond Income.............   79.42   113.33   148.72   231.93
Salomon Brothers Strategic Bond
   Opportunities..........................   82.34   122.23   163.79   263.58
Salomon Brothers U.S. Government..........   81.59   119.94   159.92   255.52
Back Bay Advisors Managed.................   80.45   116.49   154.09   243.29
Balanced..................................   82.53   122.81   164.75   265.59
Alger Equity Growth.......................   82.44   122.51   164.26   264.58
Capital Growth............................   81.21   118.79   157.99   251.45
Davis Venture Value.......................   82.44   122.51   164.26   264.58
Harris Oakmark Mid Cap Value..............   83.47   125.66   169.55   275.55
Loomis Sayles Small Cap...................   84.03   127.36   172.42   281.47
MFS Investors Trust*......................   83.47   125.66   169.55   275.55
MFS Research Managers*....................   83.47   125.66   169.55   275.55
Westpeak Growth and Income................   81.87   120.80   161.37   258.55
Lehman Brothers Aggregate Bond Index*.....   80.83   117.65   156.04   247.38
Janus Growth*.............................   86.29   134.16   183.80   304.79
Janus Mid Cap*............................   83.94   127.08   171.94   280.48
MetLife Mid Cap Stock Index*..............   81.59   119.94   159.92   255.52
MetLife Stock Index Class A*..............   77.62   107.83   139.37   211.99
MetLife Stock Index Class B*..............   79.98   115.05   151.66   238.14
Neuberger Berman Partners Mid Cap Value*..   85.73   132.46   180.97   299.01
Putnam Large Cap Growth...................   84.41   128.50   174.33   285.39
Franklin Templeton Small Cap Growth*......   87.23   136.98   188.51   314.31
Morgan Stanley EAFE Index*................   83.94   127.08   171.94   280.48
Putnam International Stock................   85.73   132.46   180.97   299.01
Russell 2000 Index*.......................   82.53   122.81   164.75   265.59
State Street Research Aurora Small Cap
   Value*.................................   84.88   129.92   176.71   290.29
State Street Research Investment Trust*...   82.06   121.38   162.34   260.57
Lord Abbett Bond Debenture*...............   83.94   127.08   171.94   280.48
PIMCO Total Return*.......................   83.47   125.66   169.55   275.55
MFS Mid-Cap Growth*.......................   84.88   129.92   176.71   290.29
MFS Research International*...............   86.76   135.57   186.16   309.56
PIMCO Innovation*.........................   87.70   138.39   190.85   319.05
American Funds Growth*....................   83.28   125.09   168.60   273.56
American Funds Growth-Income*.............   83.00   124.23   167.15   270.58
American Funds Global Small
   Capitalization*........................   87.79   138.66   191.31   319.99
VIP Overseas..............................   83.38   125.37   169.07   274.55
VIP Equity-Income.........................   80.26   115.93   153.12   241.23

You would pay the following direct and indirect expenses on a $1,000 purchase payment assuming 1) 5% annual return on each Eligible Fund listed below and 2) that no contingent deferred sales charge would apply at the end of each time period because you either do not surrender your Contract or you elect to annuitize under a variable life contingency option(20):

                                            1 YEAR  3 YEARS  5 YEARS  10 YEARS
                                            ------  -------  -------  --------
Back Bay Advisors Money Market............  $18.53  $57.34   $ 98.60  $213.47
Back Bay Advisors Bond Income.............   19.14   59.18    101.68   219.79
Salomon Brothers Strategic Bond
   Opportunities..........................   22.25   68.58    117.47   251.81
Salomon Brothers U.S. Government..........   21.45   66.16    113.42   243.65
Back Bay Advisors Managed.................   20.24   62.52    107.31   231.28
Balanced..................................   22.45   69.19    118.48   253.84
Alger Equity Growth.......................   22.35   68.88    117.97   252.82
Capital Growth............................   21.05   64.95    111.39   239.54
Davis Venture Value.......................   22.35   68.88    117.97   252.82
Harris Oakmark Mid Cap Value..............   23.45   72.20    123.51   263.92
Loomis Sayles Small Cap...................   24.05   74.00    126.52   269.91
MFS Investors Trust.......................   23.45   72.20    123.51   263.92
MFS Research Managers.....................   23.45   72.20    123.51   263.92
Westpeak Growth and Income................   21.75   67.07    114.94   246.72
Lehman Brothers Aggregate Bond Index*.....   20.64   63.74    109.35   235.42
Janus Growth*.............................   26.45   81.18    138.45   293.50
Janus Mid Cap*............................   23.95   73.70    126.02   268.91
MetLife Mid Cap Stock Index*..............   21.45   66.16    113.42   243.65
MetLife Stock Index Class A*..............   17.23   53.37     91.88   199.62
MetLife Stock Index Class B*..............   19.74   61.00    104.76   226.07
Neuberger Berman Partners MidCap Value*...   25.85   79.39    135.48   287.66
Putnam Large Cap Growth...................   24.45   75.20    128.52   273.88
Franklin Templeton Small Cap Growth*......   27.45   84.16    143.38   303.14
Morgan Stanley EAFE Index*................   23.95   73.70    126.02   268.91
Putnam International Stock................   25.85   79.39    135.48   287.66
Russell 2000 Index*.......................   22.45   69.19    118.48   253.84
State Street Research Aurora Small Cap
   Value*.................................   24.95   76.70    131.01   278.83
State Street Research Investment Trust*...   21.95   67.68    115.95   248.76
Lord Abbett Bond Debenture*...............   23.95   73.70    126.02   268.91
PIMCO Total Return*.......................   23.45   72.20    123.51   263.92
MFS Mid-Cap Growth*.......................   24.95   76.70    131.01   278.83
MFS Research International*...............   26.95   82.67    140.92   298.33
PIMCO Innovation*.........................   27.95   85.65    145.83   307.93
American Funds Growth*....................   23.25   71.60    122.51   261.91
American Funds Growth-Income*.............   22.95   70.69    121.00   258.89
American Funds Global Small
   Capitalization*........................   28.05   85.94    146.32   308.88
VIP Overseas..............................   23.35   71.90    123.01   262.91
VIP Equity-Income.........................   20.04   61.92    106.29   229.20

----------
* Availability is subject to any necessary state insurance department approval.

NOTES:

(1) Premium tax charges are not shown. They range from 0% (in most states) to 3.5% of Contract Value (or if applicable purchase payments).

(2) We calculate the applicable Contingent Deferred Sales Charge as a percentage of Contract Value. The maximum possible charge, as a percentage of Contract Value, occurs in the first Contract Year and reduces after each Contract Year to 0% by the eleventh Contract Year.

(3) We reserve the right to impose a charge of $10 on each transfer in excess of four per year.

(4)  We do not impose this charge after annuitization.

(5) We do not impose these charges on the Fixed Account or after annuitization if annuity payments are made on a fixed basis.

(6) MetLife Advisers (formerly NEIM) voluntarily limits the expenses (other than brokerage costs, interest, taxes or extraordinary expenses) of certain series with either an expense cap or expense deferral arrangement. Under the expense cap, MetLife Advisers bears expenses of the Loomis Sayles Small Cap Series that exceed 1.00% of average daily net assets. Under the expense deferral agreement, MetLife Advisers bears expenses which exceed a certain limit in the year the series incurs them and charges those expenses to the series in a future year if actual expenses of the series are below the limit. The limit on expenses for these series are: .70% of average daily net assets for the Salomon Brothers U.S. Government Series; and .90% of average daily net assets for the Harris Oakmark Mid Cap Value, MFS Investors Trust and MFS Research Managers Series. MetLife Advisers may end these expense limits at any time.

(7) The Back Bay Advisors Managed Series is not an Eligible Fund for Contracts purchased after May 1, 1995.

(8) Total annual expenses do not reflect expense reductions due to directed brokerage arrangements. If we included these reductions, total annual expenses would have been .65% for Capital Growth Series, .95% for Loomis Sayles Small Cap Series and .70% for Westpeak Growth and Income Series.

(9) MetLife Advisers voluntarily pays expenses (other than the management fee, brokerage commissions, amounts payable pursuant to a plan adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940, taxes, interest and other loan costs, and any unusual one-time expenses) of certain Portfolios in excess of a certain percentage of net assets until the earlier of either total net assets of the Portfolio reaching a certain amount or a certain date as follows:

                      SUBSIDIZED EXPENSES
PORTFOLIO                IN EXCESS OF      TOTAL NET ASSETS    DATE
---------             -------------------  ----------------  --------
Morgan Stanley
   EAFE Index......          0.40%           $200 million     4/30/02
Putnam Large Cap
   Growth..........          0.20%           $100 million     4/30/02
MetLife Mid Cap
   Stock Index*....          0.20%           $100 million     6/30/02
Russell 2000
   Index...........          0.30%           $200 million     4/30/02

----------
* MetLife Advisers will continue to pay expenses of the MetLife Mid Cap Stock Index Portfolio through April 30, 2002, irrespective of the total net assets of the Portfolio.

MetLife Advisers will pay the expenses in excess of .20% of the average net assets of the State Street Research Aurora Small Cap Value Portfolio until April 30, 2002.

Prior to November 8, 2000, MetLife (the former investment manager to the Metropolitan Series Fund Inc.'s Portfolios), paid all Expenses in excess of .20% of average net assets of the Neuberger Berman Partners Mid Cap Value Portfolio and .25% of the average net assets for the Morgan Stanley EAFE Index Portfolio until the Portfolios total assets reached $100 million or November 8, 2000 whichever came first.

These subsidies and other prior expense reimbursement arrangements can increase the performance of the Portfolios. MetLife Advisers can terminate these arrangements at any time upon notice to the Board of Directors and to Fund Shareholders.

MetLife Advisers has voluntarily agreed to pay all expenses (other than brokerage commission, taxes, interest and any extraordinary or nonrecurring expenses) for the Janus Growth and the Franklin Templeton Small Cap Growth Portfolios greater than 1.20% and 1.30%, respectively, of the average net assets through April 30, 2002. Such subsidy is subject to each Portfolio's obligation to repay MetLife Advisers in future years, if any, when the Portfolio's total operating expenses fall below the stated expense limit of 1.20% or 1.30%, respectively.

(10) Total Expenses for the MetLife Mid Cap Stock, State Street Research Aurora Small Cap Value and Putnam Large Cap Growth Portfolios are annualized based on the months the Portfolios were in operation in 2000. The MetLife MidCap Stock Index and the State Street Research Aurora Small Cap Value Portfolios commenced operations on July 5, 2000. The Putnam Large Cap Growth Portfolio commenced operations on May 1, 2000.

(11) Until May 1, 2000, the management fee for the Putnam International Stock Portfolio was .75%.

(12) The Metropolitan Fund, Met Investors Series Trust and American Funds Insurance Series have adopted Distribution Plans under Rule 12b-1 of the Investment Company Act of 1940. The Distribution Plans are described in more detail in the Eligible Funds' prospectuses.

(13) The MetLife Stock Index Portfolio Class A is only available to Contracts purchased prior to May 1, 1995. Class A shares of the MetLife Stock Index Portfolio were substituted for the Westpeak Stock Index Series on April 27, 2001.

(14) The MetLife Stock Index Portfolio Class B is only available to Contracts purchased after May 1, 1995.

(15) Total annual expenses do not reflect certain expense reductions due to directed brokerage arrangements. If we included these reductions, total annual expenses would have been 1.01% for Neuberger Berman Partners Mid Cap Value Portfolio and .74% for State Street Research Investment Trust Portfolio.

(16) Met Investors Advisory Corp. and Met Investors Series Trust have entered into a Expense Limitation Agreement whereby, for a period of at least a year from commencement of operations (February 12, 2001) the total of Management Fees and Other Expenses of certain Portfolios will not exceed, in any year in which the Agreement is in effect, the following percentages (excluding 12b-1 fees): .70% for the Lord Abbett Bond Debenture Portfolio; .65% for the PIMCO Total Return Portfolio; .80% for the MFS Mid-Cap Growth Portfolio; 1.00% for the MFS Research International Portfolio; and 1.10% for the PIMCO Innovation Portfolio. Under certain circumstances, any fees waived or expenses reimbursed by the investment manager may, with the approval of the Trust's Board of Trustees, be repaid to the investment manager.

(17) Until January 1, 2001, the management fee for the Lord Abbett Bond Debenture Portfolio was .75%.

(18) Total annual expenses do not reflect certain expense reductions due to directed brokerage arrangements and custodian interest credits. If we included these reductions, total annual expenses would have been .87% for VIP Overseas Portfolio and .55% for VIP Equity-Income Portfolio.

(19) In these examples, the average Administration Contract Charge of .07% has been used. (See (4), above.)

(20) The same would apply if you elect to annuitize under a fixed life contingency option unless your Contract has been in effect less than five years, in which case the expenses shown in the first three columns of the preceding example would apply. (See "Contingent Deferred Sales Charge.")

                                   THE COMPANY

The Company is a life insurance company and wholly-owned subsidiary of MetLife, Inc., a publicly traded company, whose principal office is at One Madison Avenue, New York, N.Y. 10010. The Company was organized in 1868 under the laws of the State of New York and has engaged in the life insurance business under its present name since 1868. It operates as a life insurance company in all 50 states, the District of Columbia, Puerto Rico and all provinces of Canada. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and group customers. The MetLife companies serve approximately nine million individual households in the U.S. and companies and institutions with 33 million employees and members. It also has international insurance operations in 12 countries.

New England Life Insurance Company ("NELICO"), a subsidiary of the Company, provides administrative services for the Contracts and the Variable Account pursuant to an administrative services agreement with the Company. These administrative services include maintenance of Contract Owner records and accounting, valuation, regulatory and reporting services. NELICO, located at 501 Boylston Street, Boston, Massachusetts 02116, is the Company's Designated Office for receipt of Purchase Payments, loan repayments, requests and elections, and communications regarding death of the Annuitant, as further described below.

                       INVESTMENTS OF THE VARIABLE ACCOUNT

Purchase payments applied to the Variable Account will be invested in one or more of the Eligible Funds listed below, at net asset value without deduction of any sales charge, in accordance with the selection you make in your application. You may change your selection of Eligible Funds for future purchase payments at any time without charge. (See "Requests and Elections.") You also may transfer previously invested amounts among the Eligible Funds, subject to certain conditions. (See "Transfer Privilege.") Your Contract Value may be distributed among no more than 10 accounts (including the Fixed Account) at any time. The Company reserves the right to add or remove Eligible Funds from time to time as investments for the Variable Account. See "Substitution of Investments."

The investment objectives and policies of certain Eligible Funds are similar to the investment objectives and policies of other funds that may be managed by the same sub-adviser. The investment results of the Eligible Funds, however, may be higher or lower than the results of such other funds. There can be no assurance, and no representation is made, that the investment results of any of the Eligible Funds will be comparable to the investment results of any other fund, even if the other fund has the same sub-adviser.

You will find complete information about the Eligible Funds, including the risks associated with each, in the accompanying prospectuses. They should be read along with this prospectus.

NEW ENGLAND ZENITH FUND: There are thirteen series of the new england zenith fund that are eligible funds under the contracts offered by this prospectus. AN ADDITIONAL SERIES, THE BACK BAY ADVISORS MANAGED SERIES, DESCRIBED BELOW, IS AN ELIGIBLE FUND ONLY FOR CONTRACTS ISSUED BEFORE MAY 1, 1995.

BACK BAY ADVISORS MONEY MARKET SERIES

The Back Bay Advisors Money Market Series investment objective is the highest possible level of current income consistent with preservation of capital. An investment in the Money Market Series is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Money Market Series seeks to maintain a net asset value of $100 per share, it is possible to lose money by investing in the Money Market Series.

BACK BAY ADVISORS BOND INCOME SERIES

The Back Bay Advisors Bond Income Series investment objective is a high level of current income consistent with protection of capital.

SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SERIES

The Salomon Brothers Strategic Bond Opportunities Series investment objective is a high level of total return consistent with preservation of capital.

SALOMON BROTHERS U.S. GOVERNMENT SERIES

The Salomon Brothers U.S. Government Series investment objective is a high level of current income consistent with preservation of capital and maintenance of liquidity.

BACK BAY ADVISORS MANAGED SERIES

The Back Bay Advisors Managed Series investment objective is a favorable total return through investment in a diversified portfolio.

BALANCED SERIES (FORMERLY LOOMIS SAYLES BALANCED SERIES)

The Balanced Series investment objective is long-term total return from a combination of capital appreciation and current income.

ALGER EQUITY GROWTH SERIES

The Alger Equity Growth Series investment objective is long-term capital appreciation.

CAPITAL GROWTH SERIES

The Capital Growth Series investment objective is the long-term growth of capital through investment primarily in equity securities of companies whose earnings are expected to grow at a faster rate than the United States economy.

DAVIS VENTURE VALUE SERIES

The Davis Venture Value Series investment objective is growth of capital.

HARRIS OAKMARK MID CAP VALUE SERIES (FORMERLY GOLDMAN SACHS MIDCAP VALUE SERIES)

The Harris Oakmark Mid Cap Value Series investment objective is long-term capital appreciation.

LOOMIS SAYLES SMALL CAP SERIES

The Loomis Sayles Small Cap Series investment objective is long-term capital growth from investments in common stocks or other equity securities.

WESTPEAK GROWTH AND INCOME SERIES

The Westpeak Growth and Income Series investment objective is long-term total return through investment in equity securities.

The following two Eligible Funds of the Variable Account are not yet available as of the date of this prospectus. We anticipate that they will become available on or before August 1, 2001. Availability is also subject to any necessary state insurance department approval. You should consult with your registered representative for current information of these two Eligible Funds.

MFS INVESTORS TRUST SERIES (FORMERLY MFS INVESTORS SERIES)

The MFS Investors Trust Series investment objective is long-term growth of capital with a secondary objective to seek reasonable current income.

MFS RESEARCH MANAGERS SERIES

The MFS Research Managers Series investment objective is long-term growth of capital.

METROPOLITAN SERIES FUND, INC.: Currently, there are twelve portfolios of the metropolitan series fund that are eligible funds under the contracts. TWO ADDITIONAL PORTFOLIOS ARE ELIGIBLE FUNDS FOR CERTAIN CONTRACTS. THE METLIFE STOCK INDEX PORTFOLIO CLASS A IS ONLY AVAILABLE TO CONTRACTS PURCHASED PRIOR TO MAY 1, 1995. THE METLIFE STOCK INDEX PORTFOLIO CLASS B IS ONLY AVAILABLE TO CONTRACTS PURCHASED AFTER MAY 1, 1995. SEE THE EXPENSE TABLE--METROPOLITAN SERIES FUND, INC. (P.A-4) FOR EXPENSE DIFFERENCES FOR THESE CLASSES.

LEHMAN BROTHERS AGGREGATE BOND INDEX PORTFOLIO*

The Lehman Brothers Aggregate Bond Index Portfolio's investment objective is to equal the performance of the Lehman Brothers Aggregate Bond Index.

NEUBERGER BERMAN PARTNERS MID CAP VALUE PORTFOLIO*

The Neuberger Berman Partners Mid Cap Value Portfolio's investment objective is capital growth.

JANUS MID CAP PORTFOLIO*

The Janus Mid Cap Portfolio's investment objective is long-term growth of capital.

METLIFE MID CAP STOCK INDEX PORTFOLIO*

The MetLife Mid Cap Stock Index Portfolio's investment objective is to equal the performance of the Standard & Poor's MidCap 400 Composite Stock Index ("S&P MidCap 400 Index").

METLIFE STOCK INDEX PORTFOLIO CLASS A AND CLASS B*

The MetLife Stock Index Portfolio's investment objective is to equal the performance of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index").

JANUS GROWTH PORTFOLIO*

The Janus Growth Portfolio's investment objective is long-term growth of capital.

PUTNAM LARGE CAP GROWTH PORTFOLIO*

The Putnam Large Cap Growth Portfolio's investment objective is capital appreciation.

FRANKLIN TEMPLETON SMALL CAP GROWTH PORTFOLIO*

The Franklin Templeton Small Cap Growth Portfolio's investment objective is long-term capital growth.

MORGAN STANLEY EAFE INDEX PORTFOLIO*

The Morgan Stanley EAFE Index Portfolio's investment objective is to equal the performance of Morgan Stanley Capital International Europe Australasia Far East Index ("MSCI EAFE Index").

PUTNAM INTERNATIONAL STOCK PORTFOLIO*

The Putnam International Stock Portfolio's investment objective is long-term growth of capital.

RUSSELL 2000 INDEX PORTFOLIO*

The Russell 2000 Index Portfolio's investment objective is to equal the return of the Russell 2000 Index.

STATE STREET RESEARCH AURORA SMALL CAP VALUE PORTFOLIO*

The State Street Research Aurora Small Cap Value Portfolio's investment objective is high total return, consisting principally of capital appreciation.

STATE STREET RESEARCH INVESTMENT TRUST PORTFOLIO* (FORMERLY STATE STREET RESEARCH GROWTH PORTFOLIO)

The State Street Research Investment Trust Portfolio's investment objective is long-term growth of capital and income and moderate current income.

MET INVESTORS SERIES TRUST: CURRENTLY, THERE ARE FIVE PORTFOLIOS OF THE MET INVESTORS SERIES TRUST THAT ARE ELIGIBLE FUNDS UNDER THE CONTRACTS.

LORD ABBETT BOND DEBENTURE PORTFOLIO*

The Lord Abbett Bond Debenture Portfolio's investment objective is to provide high current income and the opportunity for capital appreciation to produce a high total return.

PIMCO TOTAL RETURN PORTFOLIO*

The PIMCO Total Return Portfolio's investment objective is to seek maximum total return, consistent with the preservation of capital and prudent investment management.

MFS MID-CAP GROWTH PORTFOLIO*

The MFS Mid-Cap Growth Portfolio's investment objective is long-term growth of capital.

MFS RESEARCH INTERNATIONAL PORTFOLIO*

The MFS Research International Portfolio's investment objective is capital appreciation.

PIMCO INNOVATION PORTFOLIO*

The PIMCO Innovation Portfolio's investment objective is to seek capital appreciation; no consideration is given to income.

AMERICAN FUNDS INSURANCE SERIES: CURRENTLY, THERE ARE THREE FUNDS OF THE AMERICAN FUNDS INSURANCE SERIES THAT ARE ELIGIBLE FUNDS UNDER CONTRACTS.

AMERICAN FUNDS GROWTH FUND*

The American Growth Fund's investment objective is to seek capital appreciation through stocks.

AMERICAN FUNDS GROWTH-INCOME FUND*

The American Growth-Income Fund's investment objective is to seek capital appreciation and income.

AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION FUND*

The American Global Small Capitalization Fund's investment objective is to seek capital appreciation through stocks.

VARIABLE INSURANCE PRODUCTS FUND: Currently, there are two portfolios of vip that are eligible funds under the contracts.

VIP OVERSEAS PORTFOLIO

The VIP Overseas Portfolio seeks long-term growth of capital. Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market or economic developments and can perform differently than the U.S. market.

VIP EQUITY-INCOME PORTFOLIO

The VIP Equity-Income Portfolio seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund seeks a yield which exceeds the composite yield on the securities comprising the S&P 500.

----------
* Availability of these Portfolios is subject to any necessary state insurance department approvals.

INVESTMENT ADVICE

MetLife Advisers (formerly New England Investment Management, LLC), which is an affiliate of the Company, is the investment adviser for the remaining series of the Zenith Fund. Effective May 1, 2001, MetLife Advisers became the investment adviser to the Capital Growth Series, and Capital Growth Management Limited Partnership ("CGM") became the sub-adviser. MetLife Advisers oversees and recommends the hiring or replacement of its sub-advisers and is ultimately responsible for the investment performance of these Eligible Funds. The chart below shows the sub-adviser for each series of the Zenith Fund. MetLife Advisers, CGM and each sub-adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940.

Series                                           Sub-Adviser
------                                           -----------
Back Bay Advisors Money Market
   Series                          Back Bay Advisors, L.P.*
Back Bay Advisors Bond Income
   Series                          Back Bay Advisors, L.P.*
Salomon Brothers Strategic Bond
   Opportunities Series            Salomon Brothers Asset Management Inc**
Salomon Brothers U.S. Government
   Series                          Salomon Brothers Asset Management Inc
Back Bay Advisors Managed Series   Back Bay Advisors, L.P.
Balanced Series                    Wellington Management Company, LLP.
Alger Equity Growth Series         Fred Alger Management, Inc.
Capital Growth Series              Capital Growth Management Limited Partnership
Davis Venture Value Series         Davis Selected Advisers, L.P.***
Harris Oakmark Mid Cap Value
   Series                          Harris Associates L.P.
Loomis Sayles Small Cap Series     Loomis, Sayles & Company, L.P.
MFS Investors Trust Series         Massachusetts Financial Services Company
MFS Research Managers Series       Massachusetts Financial Services Company
Westpeak Growth and Income
   Series                          Westpeak Investment Advisors, L.P.

----------
* CDC IXIS Asset Management North America, L.P. ("CDC IXIS"), the parent of Back Bay Advisors, L.P., has informed MetLife Advisers that CDC IXIS intends to terminate the operations of Back Bay in the near future. MetLife Advisers will be hiring a new sub-adviser for the Series. Affected Contract Owners will receive further information when a new sub-adviser is hired.

** In connection with Salomon Brothers Asset Management's service as sub-adviser to the Strategic Bond Opportunities Series, Salomon Brothers' London-based affiliate, Salomon Brothers Asset Management Limited, provides certain sub-advisory services to Salomon Brothers Asset Management Inc.

*** Davis Selected may also delegate any of its responsibilities to Davis Selected Advisers-NY, Inc., a wholly-owned subsidiary of Davis Selected.

In the case of the Back Bay Advisors Money Market Series, Back Bay Advisors Bond Income Series, Back Bay Advisors Managed Series, Harris Oakmark Mid Cap Value Series, Loomis Sayles Small Cap Series and Westpeak Growth and Income Series, New England Investment Management became the adviser on May 1, 1995.

The Balanced Series' sub-adviser was Loomis, Sayles until May 1, 2000, when Wellington Management Company became the sub-adviser. The Harris Oakmark Mid Cap Value Series' sub-adviser was Loomis, Sayles until May 1, 1998, when Goldman Sachs Asset Management, a separate operating division of Goldman Sachs & Co., became the sub-adviser. Harris Associates became the sub-adviser on May 1, 2000.

More complete information on each Series of the Zenith Fund is contained in the attached New England Zenith Fund prospectus, which you should read carefully before investing, as well as in the New England Zenith Fund's Statement of Additional Information, which may be obtained free of charge by writing to New England Securities Corporation, 399 Boylston St., Boston, Massachusetts, 02116 or telephoning 1-800-356-5015.

Effective May 1, 2001, MetLife Advisers is the investment adviser for the Metropolitan Fund Portfolios. Janus Capital Corporation ("Janus") is the sub-investment manager for the Janus Portfolios. Neuberger Berman Management, Inc. ("Neuberger Berman") is the sub-investment manager for the Neuberger Berman Partners Mid Cap Value Portfolio. Putnam Investment Management, Inc. became the sub-investment manager of the Putnam International Stock Portfolio on January 24, 2000. Prior to that time, Santander Global Advisors, Inc. served as sub-investment manager. State Street Research & Management Company ("State Street Research") is the sub-investment manager for the State Street Research Portfolios. Franklin Advisors, Inc. is the sub-investment manager for the Franklin Templeton Small Cap Growth Portfolio. Metropolitan Life Insurance Company became the sub-investment manager for the Lehman Brothers Aggregate Bond Index, MetLife Mid Cap Stock Index, MetLife Stock Index, Morgan Stanley EAFE Index and Russell 2000 Index Portfolios on May 1, 2001. Prior to that time, Metropolitan Life Insurance Company was the investment manager. For more information regarding the investment adviser and sub-investment manager of the Metropolitan Fund Portfolios, see the Metropolitan Fund prospectus attached at the end of this prospectus and its Statement of Additional Information.

Met Investors Advisory Corp. (formerly known as Security First Investment Management Corp.) is an indirect wholly-owned subsidiary of Metropolitan Life Insurance Company and is the Manager for the Portfolios of the Met Investors Series Trust Portfolios. Lord, Abbett & Co. is the Adviser to the Lord Abbett Bond Debenture Portfolio. Pacific Investment Management Company LLC is the Adviser to the PIMCO Total Return Portfolio. Massachusetts Financial Services Company is the Adviser to the MFS Mid-Cap Growth and MFS Research International Portfolios. PIMCO Equity Advisors, a division of PIMCO Advisors L.P., is the Adviser to the PIMCO Innovation Portfolio. For more information regarding the manager or adviser of the Met Investors Series Trust Portfolios, see the Met Investors Series Trust prospectus attached at the end of this prospectus and its Statement of Additional Information.

Capital Research and Management Company is the investment adviser for the American Funds Insurance Series Funds. For more information about the investment adviser, see the American Funds Insurance Series prospectus attached at the end of this prospectus and its Statement of Additional Information.

The VIP Overseas Portfolio and the VIP Equity-Income Portfolio receive investment advice from Fidelity Management & Research Company. More complete information on the VIP Equity-Income and VIP Overseas Portfolios of the Variable Insurance Products Fund is contained in the attached prospectus of that Fund, which you should read carefully before investing, as well as in the Variable Insurance Products Fund's Statement of Additional Information, which may be obtained free of charge by writing to Fidelity Distributors Corporation, 82 Devonshire Street, Boston, Massachusetts, 02109 or telephoning 1-800-356-5015.

You can also get information about the Zenith Fund, Metropolitan Fund, Met Investors Series Trust, American Funds Insurance Series or the Variable Insurance Products Fund (including a copy of the Statement of Additional Information) by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

An investment adviser or affiliates thereof may compensate NELICO and/or certain affiliates for administrative, distribution, or other services relating to Eligible Funds. We (or our affiliates) may also be compensated with 12b-1 fees from Eligible Funds. This compensation is based on assets of the Eligible Funds attributable to the Contracts and certain other variable insurance products that we and our affiliates issue. Some Eligible Funds or their advisers (or other affiliates) may pay us more than others and the amounts paid may be significant. New England Securities Corporation ("New England Securities") may also receive brokerage commissions on securities transactions initiated by an investment adviser.

SHARE CLASSES OF THE ELIGIBLE FUNDS

The Eligible Funds offer various classes of shares, each of which has a different level of expenses. Attached prospectuses for the Eligible Funds may provide information for share classes that are not available through the Contract. When you consult the attached prospectus for any Eligible Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Contract. The following classes of shares are available under the Contract:

..    For the Zenith Fund, we offer Class A shares only;

..    For the Metropolitan Fund, we offer Class A shares of MetLife Stock Index
     (for Contracts purchased prior to May 1, 1995), Putnam Large Cap Growth, Putnam International Stock and State Street Research Aurora Small Cap Value Portfolios; and Class B shares of Lehman Brothers Aggregate Bond Index, Janus Growth, Janus Mid Cap, MetLife Mid Cap Stock Index, MetLife Stock Index (for Contracts purchased after May 1, 1995), Neuberger Berman Partners Mid Cap Value, Franklin Templeton Small Cap Growth, Morgan Stanley EAFE Index, Russell 2000 Index and State Street Research Investment Trust Portfolios;

..    For the Met Investors Series Trust, we offer Class B shares only; and

..    For the American Funds Insurance Series, we offer Class 2 shares only.

..    For VIP, we offer Initial Class only.

SUBSTITUTION OF INVESTMENTS

If investment in the Eligible Funds or a particular Fund is no longer possible or in the judgment of the Company becomes inappropriate for the purposes of the Contract or for any other reason in our sole discretion, the Company may substitute another Eligible Fund or Funds without your consent. The substituted fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future purchase payments, or both. However, no such substitution will be made without any necessary approval of the Securities and Exchange Commission. Furthermore, we may close sub-accounts to allocation of purchase payments or Contract Value, or both, at any time in our sole discretion.

MARKET TIMING

Certain Eligible Funds may restrict or refuse purchases or redemptions of their shares as a result of certain market timing activities. You should read the prospectuses of these Eligible Funds for more details.

TRANSFER PRIVILEGE

Certain Eligible Funds may restrict or refuse purchases or redemptions of their shares as a result of certain market timing activities. You should read the prospectuses of the Eligible Funds for more information.

ASSET REBALANCING

We offer an asset rebalancing program for Contract Value. Contract Value allocated to the sub-accounts can be expected to increase or decrease at different rates due to market fluctuations. An asset rebalancing program automatically reallocates your Contract Value among the sub-accounts periodically (quarterly, semi-annually or annually) to return the allocation to the allocation percentages you specify. Asset rebalancing is intended to transfer Contract Value from those sub-accounts that have increased in value to those that have declined, or not increased as much, in value. Over time, this method of investing may help you "buy low and sell high," although there can be no assurance that this objective will be achieved. Asset rebalancing does not guarantee profits, nor does it assure that you will not have losses.

You may select an asset rebalancing program when you apply for the Contract or at a later date by contacting our Home Office. You specify the percentage allocations to which your Contract Value will be reallocated among the sub-accounts (excluding the Fixed Account). You may not participate in the asset rebalancing program while you are participating in the dollar cost averaging program. On the last day of each period on which the New York Stock Exchange is open, we will transfer Contract Value among the sub-accounts to the extent necessary to return the allocation to your specifications. Asset rebalancing will continue until you notify us in writing or by telephone at our Home Office. Asset rebalancing cannot continue beyond the Maturity Date or once annuity payments have commenced. Currently, we don't count transfers made under an asset rebalancing program for purposes of the transfer rules.

CHARGES

Add this information to the Administration Charges, Contingent Deferred Sales Charge and other Deductions.

We describe these charges below. The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with the particular Contract. For example, the Contingent Deferred Sales Charge may not fully cover all of the sales and distribution expenses actually incurred by us, and proceeds from other charges, including the mortality and expense risk charge, may be used in part to cover such expenses. We can profit from certain Contract charges. Eligible Fund operating expenses are shown on pages A-3 through A-5.

Add this information to the Mortality and Expense Risk Charge Information.

We deduct a Mortality and Expense Risk Charge from the Variable Account. The charge is at an annual rate of 1.20% of the daily net assets of the American Funds Growth Sub-Account, American Funds Growth-Income Sub-Account and American Funds Global Small Capitalization Sub-Account, and .95% of the daily net assets of each other sub-account. We compute and deduct this charge on a daily basis from the assets in each sub-account. This charge is for the guaranteed annuity rates (so that your annuity payments will not be affected by the mortality rate of others), death benefit, and guarantee of Administration charges, regardless of actual expenses incurred. The charge also compensates us for expense risks we assume to cover Contract maintenance expenses. These expenses may include, but are not limited to, issuing Contracts, maintaining records, making and maintaining sub-accounts available under the Contract and performing accounting, regulatory compliance, and reporting functions. This charge also compensates us for costs associated with the establishment and administration of the Contract, including programs like transfers and dollar cost averaging. The Mortality and Expense Risk Charge as a percentage of Contract Value will not increase over the life of a Contract. The Mortality and Expense Risk Charge will continue to be assessed if annuity payments are made on a variable basis after annuitization. (See "Annuity Payments.")

If the Mortality and Expense Risk Charge is inadequate to cover the actual expenses of mortality, maintenance, and administration, we will bear the loss. If the charge exceeds the actual expenses, we will add the excess to our profit and it may be used to finance distribution expenses.

REQUESTS AND ELECTIONS

We do not currently offer Internet transactions capability to Contract Owners, but may do so in the future. We will notify you if we begin to offer Internet transactions.

Telephone, facsimile, and computer systems may not always be available. Any telephone, facsimile, or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Home Office.

                 RETIREMENT PLANS OFFERING FEDERAL TAX BENEFITS

The Federal tax laws provide for a variety of retirement plans offering tax benefits. These plans, which may be funded through the purchase of the individual variable annuity contracts offered in this prospectus, include:

1. Plans qualified under Section 401(a), 401(k), or 403(a) of the Code ("Qualified Plans") (At this time, the Contracts are only available on a limited basis to plans qualified under Section 401(k). Contracts are not being offered to 401(k) plans unless such plans already own Contracts on participants.);

2. Annuity purchase plans adopted by public school systems and certain tax-exempt organizations pursuant to Section 403(b) of the Code ("TSA Plans") which are funded solely by salary reduction contributions and which are not otherwise subject to ERISA. (The Contracts are no longer being offered through TSA Plans that are subject to ERISA.);

3. Individual retirement accounts adopted by or on behalf of individuals pursuant to Section 408(a) of the Code and individual retirement annuities purchased pursuant to Section 408(b) of the Code (both of which may be referred to as "IRAs"), including simplified employee pension plans, which are specialized IRAs that meet the requirements of Section 408(k) of the Code ("SEPs" and "SARSEPs"). SARSEPs are only allowed if owned prior to January 1, 1999;

4. Roth Individual Retirement Accounts under Section 408A of the Code ("Roth IRAs"). (In some states Roth IRAs are available under this Contract only if you have an existing IRA.)

5. Eligible deferred compensation plans (within the meaning of Section 457 of the Code) for employees of state and local governments and tax- exempt organizations ("Section 457 Plans"); and

6. Governmental plans (within the meaning of Section 414(d) of the Code) for governmental employees, including Federal employees ("Governmental Plans").

An investor should consult a qualified tax or other advisor as to the suitability of a Contract as a funding vehicle for retirement plans qualifying for tax benefited treatment, as to the rules underlying such plans and as to the state and Federal tax aspects of such plans. At this time, the Contracts are not being offered to plans qualified under Section 401(k) of the Code unless such plans already own Contracts on participants, and are no longer being offered through TSA Plans that are subject to ERISA. The Company will not provide all the administrative support appropriate for 401(k) plans or TSA Plans subject to ERISA. Accordingly, the Contract should NOT BE PURCHASED FOR USE WITH SUCH PLANS.

For any tax qualified account e.g. 401(k) plan or IRA, the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring an annuity contract within a qualified plan.

A summary of the Federal tax laws regarding contributions to, and distributions from, the above tax benefited retirement plans may be found below under the heading "Special Rules for Annuities Purchased for Annuitants Under Retirement Plans Qualifying for Tax Benefited Treatment." It should be understood that should a tax benefited retirement plan lose its qualification for tax-exempt status, employees will lose some of the tax benefits described herein.

In the case of certain TSA Plans under Section 403(b)(1) of the Code, IRAs purchased under Section 408(b) of the Code and Roth IRAs under Section 408A of the Code, the individual variable annuity contracts offered in this prospectus comprise the retirement "plan" itself. These Contracts will be endorsed, if necessary, to comply with Federal and state legislation governing such plans, and such endorsements may alter certain Contract provisions described in this prospectus. Refer to the Contracts and any endorsements for more complete information.

                            FEDERAL INCOME TAX STATUS

The following discussion is intended as a general description of the Federal income tax aspects of the Contracts. It is not intended as tax advice. For more complete information, you should consult a qualified tax advisor.

TAX STATUS OF THE COMPANY AND THE VARIABLE ACCOUNT

The Company is taxed as a life insurance company under the Code. The Variable Account and its operations are part of the Company's total operations and are not taxed separately. Under current law no taxes are payable by the Company on the investment income and capital gains of the Variable Account. Such income and gains will be retained in the Variable Account and will not be taxable until received by the Annuitant or the Beneficiary in the form of annuity payments or other distributions.

The Contracts provide that the Company may make a charge against the assets of the Variable Account as a reserve for taxes which may relate to the operations of the Variable Account.

TAXATION OF THE CONTRACTS

The variable annuity contracts described in this prospectus are considered annuity contracts the taxation of which is governed by the provisions of Section 72 of the Code. As a general proposition, Contract Owners are not subject to current taxation on increases in the value of the Contracts resulting from earnings or gains on the underlying mutual fund shares until they are received by the Annuitant or Beneficiary in the form of distributions or annuity payments. (Exceptions to this rule are discussed below under "Special Rules for Annuities Used by Individuals or with Plans and Trusts Not Qualifying Under the Code for Tax Benefited Treatment.")

Under the general rule of Section 72, to the extent there is an "investment" in the Contract, a portion of each annuity payment is excluded from gross income as a return of such investment. The balance of each annuity payment is includible in gross income and taxable as ordinary income. Once the "investment" in a contract has been fully recovered, the entire amount of each annuity payment is includible in gross income and taxable as ordinary income. In general, earnings on all contributions to the Contract and contributions made to a Contract which are deductible by the contributor will not constitute an "investment" in the Contract under Section 72.

(A) SPECIAL RULES FOR ANNUITIES PURCHASED FOR ANNUITANTS UNDER RETIREMENT PLANS QUALIFYING FOR TAX BENEFITED TREATMENT

Set forth below is a summary of the Federal tax laws applicable to contributions to, and distributions from, retirement plans that qualify for Federal tax benefits. Such plans are defined above under the heading "Retirement Plans Offering Federal Tax Benefits." You should understand that the following summary does not include everything you need to know regarding such tax laws.

The Code provisions and the rules and regulations thereunder regarding retirement trusts and plans, the documents which must be prepared and executed and the requirements which must be met to obtain favorable tax treatment for them are very complex. Some retirement plans are subject to distribution and other requirements that are not incorporated into our Contract administration procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law. An Owner's rights under this Contract may be limited by the terms of the retirement plan with which it is used. A person contemplating the purchase of a Contract for use with a retirement plan qualifying for tax benefited treatment under the Code should consult a qualified tax advisor as to all applicable Federal and state tax aspects of the Contracts and, if applicable, as to the suitability of the Contracts as investments under ERISA.

(i) Plan Contribution Limitations

Statutory limitations on contributions to retirement plans that qualify for Federal tax benefits may limit the amount of money that may be contributed to the Contract in any Contract Year. Any purchase payments attributable to such contributions may be tax deductible to the employer and are not currently taxable to the Annuitants for whom the Contracts are purchased. The contributions to the Contract and any increase in Contract Value attributable to such contributions are not subject to taxation until payments from the Contract are made to the Annuitant or his/her Beneficiaries.

TSA PLANS

Purchase payments attributable to TSA Plans are not includible within the Annuitant's income to the extent such purchase payments do not exceed certain statutory limitations, including the "exclusion allowance." The exclusion allowance is a calculation which takes into consideration the Annuitant's includible compensation, number of years of service, and prior years of contributions. For more information, the Annuitant should obtain a copy of IRS Publication 571 on TSA Programs for Employees of Public Schools and Certain Tax Exempt Organizations which will better assist the Annuitant in calculating the exclusion allowance and other limitations to which he or she may be subject for any given tax year. Any purchase payments attributable to permissible contributions under Code Section 403(b) (and earnings thereon) are not taxable to the Annuitant until amounts are distributed from the Contract. However, these payments may be subject to FICA (Social Security) and Medicare taxes.

IRAS, SEPS, SARSEPS

The maximum tax deductible purchase payment which may be contributed each year to an IRA is the lesser of $2,000 or 100 percent of includible compensation if the taxpayer is not covered under an employer plan. A spousal IRA is available if the taxpayer and spouse file a joint return and the spouse is not yet age 70 1/2. The maximum tax deductible purchase payment which a taxpayer may make to a spousal IRA is $2,000. If covered under an employer plan, taxpayers are permitted to make deductible purchase payments; however, for 2001, the deductions are phased out and eventually eliminated, on a pro rata basis, for adjusted gross income between $33,000 and $43,000 for an individual, between $53,000 and $63,000 for the covered spouse of a married couple filing jointly, between $150,000 and $160,000 for the non-covered spouse of a married couple filing jointly, and between $0 and $10,000 for a married person filing separately. A taxpayer may also make nondeductible purchase payments. However, the total of deductible and nondeductible purchase payments may not exceed the limits described above for deductible payments. An IRA is also the vehicle that receives contributions to SEPs and SARSEPs. Maximum contributions (including elective deferrals) to SEPs and SARSEPs are currently limited to the lesser of 15% of compensation (generally up to $170,000 for 2001) or $35,000. For more information concerning the contributions to IRAs, SEPs and SARSEPs, you should obtain a copy of IRS Publication 590 on Individual Retirement Accounts. In addition to the above, an individual may make a "rollover" contribution into an IRA with the proceeds of certain distributions (as defined in the Code) from a Qualified Plan.

ROTH IRAS

In some states Roth IRAs are available under this Contract, subject to the following limitations.

Eligible individuals can contribute to a Roth IRA. Contributions to a Roth IRA are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax and other special rules may apply. The maximum purchase payment which may be contributed each year to a Roth IRA is the lesser of $2,000 or 100 percent of includible compensation. A spousal Roth IRA is available if the taxpayer and spouse file a joint return. The maximum purchase payment that a taxpayer may make to a spousal Roth IRA is $2,000. Except in the case of a rollover or a transfer, no more than $2,000 can be contributed in aggregate to all IRAs and Roth IRAs of either spouse during any tax year. The Roth IRA contribution may be limited to less than $2,000 depending on the taxpayer's adjusted gross income ("AGI"). The maximum contribution begins to phase out if the taxpayer is single and the taxpayer's AGI is more than $95,000 or if the taxpayer is married and files a joint tax return and the taxpayer's AGI is more than $150,000. The taxpayer may not contribute to a Roth IRA if the taxpayer's AGI is over $110,000 (if the taxpayer is single), $160,000 (if the taxpayer is married and files a joint tax return), or $10,000 (if the taxpayer is married and files separate tax returns). You should consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. To use the Contract in connection with a Roth IRA, you must have an existing Contract that was issued in connection with an IRA.

SECTION 457 PLANS

Generally, under a Section 457 Plan, an employee or executive may defer income under a written agreement in an amount equal to the lesser of 33 1/3% of includible compensation or $8,500 for 2001. The amounts so deferred (including earnings thereon) by an employee or executive electing to contribute to a
Section 457 Plan are includible in gross income only in the tax year in which such amounts are paid or made available to that employee or executive or his/her Beneficiary. With respect to a Section 457 Plan for a nonprofit organization other than a governmental entity, (i) once contributed to the plan, any Contracts purchased with employee contributions remain the sole property of the employer and may be subject to the general creditors of the employer and (ii) the employer retains all ownership rights to the Contract including voting and redemption rights which may accrue to the Contract(s) issued under the plan. The plans may permit participants to specify the form of investment for their deferred compensation account. Depending on the terms of the particular plan, a non-governmental employer may be entitled to draw on deferred amounts for purposes unrelated to its Section 457 Plan obligations.

QUALIFIED PLANS

Code section 401(a) permits employers to establish various types of retirement plans for employees and permits self-employed individuals to establish retirement plans for themselves and their employees. These retirement plans may permit the purchase of the Contracts to accumulate retirement savings under the plans. Adverse tax consequences to the plan, to the participant or to both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments.

(ii) Distributions from the Contract

MANDATORY WITHHOLDING ON CERTAIN DISTRIBUTIONS

Distributions called "eligible rollover distributions" from Qualified Plans and from many TSA Plans are subject to mandatory withholding by the plan or payor at the rate of 20%. An eligible rollover distribution is the taxable portion of any distribution from a Qualified Plan or a TSA Plan, except for certain distributions such as distributions required by the Code or in a specified annuity form. After December 31, 1999 permissible hardship withdrawals from TSA and 401(k) plans will no longer be treated as an "eligible rollover distribution." Withholding can be avoided by arranging a direct transfer of the eligible rollover distribution to a Qualified Plan, TSA or IRA.

QUALIFIED PLANS, TSA PLANS, IRAS, ROTH IRAS, SEPS, SARSEPS AND GOVERNMENTAL
PLANS

Payments made from the Contracts held under a Qualified Plan, TSA Plan, IRA, SEP, SARSEP or Governmental Plan are taxable under Section 72 of the Code as ordinary income, in the year of receipt. Any amount received in surrender of all or part of the Contract Value prior to annuitization will, subject to restrictions and penalties discussed below, also be included in income in the year of receipt. If there is any "investment in the Contract," a portion of each amount received is excluded from gross income as a return of such investment. Distributions or withdrawals prior to age 59 1/2 may be subject to a penalty tax of 10% of the amount includible in income. This penalty tax does not apply: (i) to distributions of excess contributions or deferrals; (ii) to distributions made on account of the Annuitant's death, retirement, disability or early retirement at or after age 55; (iii) when distribution from the Contract is in the form of an annuity over the life or life expectancy of the Annuitant (or joint lives or life expectancies of the Annuitant and his or her Beneficiary); or (iv) when distribution is made pursuant to a qualified domestic relations order. Additional exceptions may apply in specified circumstances. In the case of IRAs, SEPs and SARSEPS, the exceptions for distributions on account of early retirement at or after age 55 or made pursuant to a qualified domestic relations order do not apply but other exceptions may apply. A tax-free rollover may be made once each year among individual retirement arrangements subject to the conditions and limitations described in the Code.

Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

If the Annuitant dies before distributions begin, distributions must be completed within five years after death, unless payments begin within one year after death and are made over a period not extending beyond the life (or life expectancy) of the Beneficiary. Except under a Roth IRA, if the Annuitant's spouse is the Beneficiary, distributions need not begin until the Annuitant would have reached age 70 1/2. If the Annuitant dies after annuity payments have begun, payments must continue to be made at least as rapidly as payments made before death.

With respect to TSA Plans, elective contributions to the Contract made after December 31, 1988 and any increases in Contract Value after that date may not be distributed prior to attaining age 59 1/2, termination of employment, death or disability. Contributions (but not earnings) made after December 31, 1988 may also be distributed by reason of financial hardship. These restrictions on withdrawal will not apply to the Contract Value as of December 31, 1988. These restrictions are not expected to change the circumstances under which transfers to other investments which qualify for tax free treatment under Section 403(b) of the Code may be made.

Except under a Roth IRA, annuity payments, periodic payments or annual distributions must generally commence by April 1 of the calendar year following the year in which the Annuitant attains age 70 1/2. In the case of a Qualified Plan or a Governmental Plan, if the Annuitant is not a "five-percent owner" as defined in the Code, these distributions must begin by the later of the date determined by the preceding sentence or April 1 of the year following the year in which the Annuitant retires. Each annual distribution must equal or exceed a "minimum distribution amount" which is determined by minimum distribution rules under the plan. A penalty tax of up to 50% of the amount which should be distributed may be imposed by the IRS for failure to distribute the required minimum distribution amount. The Company currently waives the Contingent Deferred Sales Charge on distributions that are intended to satisfy required minimum distributions, calculated as if this Contract were the participant's only retirement plan asset. This waiver only applies if the required minimum distribution exceeds the free withdrawal amount and no previous surrenders were made during the Contract Year. Rules regarding required minimum distributions apply to IRAs (including SEP and SARSEPs), Qualified Plans, TSA Plans and Governmental Plans.

Other restrictions with respect to election, commencement, or distribution of benefits may apply under the Contracts or under the terms of the Qualified Plans in respect of which the Contracts are issued.

SECTION 457 PLANS

When a distribution under a Contract held under a Section 457 Plan is made to the Annuitant, such amounts are taxed as ordinary income in the year in which received. The plan must not permit distributions prior to the Annuitant's separation from service (except in the case of unforeseen emergency).

Generally, annuity payments, periodic payments or annual distributions must commence by April 1 of the calendar year following the year in which the Annuitant attains age 70 1/2 or the year of retirement and meet other distribution requirements. Minimum distributions under a Section 457 Plan may be further deferred if the Annuitant remains employed with the sponsoring employer. Each annual distribution must equal or exceed a "minimum distribution amount" which is determined by distribution rules under the plan. If the Annuitant dies before distributions begin, the same special distribution rules generally apply in the case of Section 457 Plans as apply in the case of Qualified Plans, TSA Plans, IRAs, SEPs, SARSEPs and Governmental Plans. These rules are discussed above in the immediately preceding section of this prospectus. An exception to these rules provides that if the beneficiary is other than the Annuitant's spouse, distribution must be completed within 15 years of death, regardless of the beneficiary's life expectancy.

(B) SPECIAL RULES FOR ANNUITIES USED BY INDIVIDUALS OR WITH PLANS AND TRUSTS NOT QUALIFYING UNDER THE CODE FOR TAX BENEFITED TREATMENT ("NON-QUALIFIED CONTRACT")

For a Contract held by an individual, any increase in the accumulated value of the Contract is generally not taxable until amounts are received, either in the form of annuity payments as contemplated by the Contract or in a full or partial lump sum settlement of the Company's obligations to the Contract Owner.

Under Section 72(u) of the Code, however, Contracts held by other than a natural person (i.e. Those held by a corporation or certain trusts) generally will not be treated as an annuity contract for federal income tax purposes. This means a Contract Owner who is not a natural person will have to include in income any increase during the taxable year in the accumulated value over the investment in the Contract.

Section 817(h) of the Code requires the investments of the Variable Account to be "adequately diversified" in accordance with Treasury Regulations. Failure to do so means the variable annuity contracts described herein will cease to qualify as annuities for Federal income tax purposes. Regulations specifying the diversification requirements have been issued by the Department of the Treasury, and the Company believes it complies fully with these requirements.

In certain circumstances, owners of variable annuity contracts may be considered the owners, for Federal income tax purposes, of the assets of the separate accounts used to support their contracts. In those circumstances, income and gains from the separate account assets would be includible in the variable contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The ownership rights under the Contract are similar to, but also different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of separate account assets. For example, a Contract Owner has additional flexibility in allocating premium payments and account values. These differences could result in a Contract Owner being treated as the owner of a pro rata portion of the assets of the Variable Account. In addition, the Company does not know what standards will be set forth, if any, in regulations or rulings which the Treasury Department may issue. The Company therefore reserves the right to modify the Contract as necessary to attempt to prevent a Contract Owner from being considered the owner of a pro rata share of the assets of the Variable Account.

Any amount received in a surrender of all or part of the Contract Value (including an amount received as a systematic withdrawal) prior to annuitization will be included in gross income to the extent of any increases in the value of the Contract resulting from earnings or gains on the underlying mutual fund shares.

The Code also imposes a ten percent penalty tax on amounts received under a Contract, before or after annuitization, which are includible in gross income. The penalty tax will not apply to any amount received under the Contract (1) after the taxpayer has attained age 59 1/2, (2) after the death of the Contract Owner, (3) after the Contract Owner has become totally and permanently disabled,
(4) as one of a series of substantially equal periodic payments made for the life (or life expectancy) of the Contract Owner or the joint lives (or life expectancies) of the Contract Owner and a Beneficiary, (5) if the Contract is purchased under certain types of retirement plans or arrangements, (6) allocable to investments in the Contract before August 14, 1982, or (7) if the Contract is an immediate annuity contract.

In the calculation of any increase in value for contracts entered into after October 4, 1988, all Non-qualified deferred annuity contracts issued by the Company or its affiliates to the same Contract Owner within a calendar year will be treated as one contract.

If a Contract Owner or Annuitant dies, the tax law requires certain distributions from the Contract. (See "Payment on Death Prior to Annuitization" in the April 30, 1999 prospectus.) Generally, such amounts are includible in the income of the recipient as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full surrender as described above; or (2) if distributed under an Annuity Option, they are taxed in the same manner as Annuity payments, as described above. For these purposes, the investment in the Contract is not affected by the Contract Owner's (or Annuitant's) death. That is, the investment in the Contract remains the amount of any purchase payments paid which were not excluded from gross income.

A transfer of ownership of a Contract, the designation of an Annuitant, Payee or other Beneficiary who is not also an Owner, the selection of certain Maturity Dates, or the exchange of a Contract may result in certain tax consequences that are not discussed herein. Anyone contemplating any such designation, transfer, assignment, selection, or exchange should contact a competent tax advisor with respect to the potential tax effects of such a transaction.

PAYMENT ON DEATH

Death Proceeds are taxable and generally are included in the income of the recipient as follows:

..    If received under an annuity payment option, they are taxed in the same manner as annuity payments.

..    If distributed in a lump sum, they are taxed in the same manner as a full surrender.

TAX WITHHOLDING

The Code and the laws of certain states require tax withholding on distributions made under annuity contracts, unless the recipient has made an election not to have any amount withheld. The Company provides recipients with an opportunity to instruct it as to whether taxes are to be withheld. We are required to withhold taxes from certain distributions under certain qualified contracts.

POSSIBLE CHANGES IN TAXATION

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective prior to the date of the change). A tax adviser should be consulted with respect to legislative developments and their effect on the Contract.

                          DISTRIBUTION OF THE CONTRACTS

We have entered into a distribution agreement with New England Securities for the distribution and sale of the Contracts. Pursuant to this agreement, New England Securities serves as principal underwriter for the Contracts. New England Securities, a Massachusetts corporation organized in 1968 and an indirect, wholly owned subsidiary of the Company, is located at 399 Boylston Street, Boston, Massachusetts 02116. New England Securities is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 (the "1934 Act"), as well as with the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

New England Securities offers the Contracts through its registered representatives who are registered with the NASD and with the states in which they do business. More information about New England Securities and its registered persons is available at http://www.nasdr.com or by calling 1-800-289-9999. We also can obtain an investor brochure from NASD Regulation describing its Public Disclosure Program. Registered representatives with New England Securities are also licensed as insurance agents in the states in which they do business and are appointed with the Company.

We pay sales commissions for the sale of the Contracts. Sales commissions may vary, but are expected not to exceed 8% of purchase payments. We do not currently but reserve the right to pay lower commissions on purchase payments allocated to the Fixed Account and/or Guaranteed Account than we do for purchase payments allocated to the Variable Account. We pay compensation either as a percentage of purchase payments at the time we receive them, as a percentage of Contract Value on an ongoing basis, or in some cases, a combination of both. All or a portion of commissions may be returned if the Contract is not continued through the first Contract year.

New England Securities may enter into selling agreements with other broker-dealers registered under the 1934 Act to sell the Contracts. Under these agreements, the commissions paid to the broker-dealer on behalf of the registered representative are not expected to exceed those described above; selling firms may retain a portion of commissions.

New England Securities does not retain any override as distributor for the Contracts. However, New England Securities' operating and other expenses are paid for by the Company. Also, New England Securities or an affiliate may receive 12b-1 fees from certain Eligible Funds.

Because registered representatives of New England Securities are also agents of the Company, they are eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation programs that the Company offers, such as conferences, trips, prizes, and awards. Other payments may be made for other services that do not directly involve the sale of the Contracts. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

We intend to recoup commissions and other sales expenses through fees and charges imposed under the Contract. Commissions paid on the Contract, including other incentives or payments, are not charged directly to the Contract Owners or the Variable Account.

                FINANCIAL STATEMENTS AND ACCUMULATION UNIT VALUES

Financial statements for the Variable Account and Metropolitan Life Insurance Company are included in the Statement of Additional Information, a copy of which can be obtained by writing to New England Securities Corporation at 399 Boylston Street, Boston, Massachusetts 02116 or telephoning 1-800-356- 5015. Set forth below are accumulation unit values for Sub-accounts of the Variable Account.

                            ACCUMULATION UNIT VALUES
          (FOR AN ACCUMULATION UNIT OUTSTANDING THROUGHOUT THE PERIOD)

                        THE NEW ENGLAND VARIABLE ACCOUNT
                         CONDENSED FINANCIAL INFORMATION

                        BACK BAY
                        ADVISORS
                      MONEY MARKET
                      SUB-ACCOUNT
                      ------------
                        9/29/88*       1/1/89       1/1/90       1/1/91       1/1/92       1/1/93       1/1/94
                           TO            TO           TO           TO           TO           TO           TO
                        12/31/88      12/31/89     12/31/90     12/31/91     12/31/92     12/31/93     12/31/94
                      ------------   ----------   ----------   ----------   ----------   ----------   ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........        1.384          1.408        1.518        1.620        1.697        1.738        1.766
2. Accumulation
   Unit Value at
   end of period...        1.408          1.518        1.620        1.697        1.738        1.766        1.811
3. Number of
   Accumulation
   Units
   outstanding at
   end of period...      915,605      7,661,069   21,629,006   26,332,938   26,759,532   25,016,975   30,220,356

                        BACK BAY
                        ADVISORS
                      MONEY MARKET
                      SUB-ACCOUNT
                      ------------
                         1/1/95        1/1/96       1/1/97       1/1/98       1/1/99       1/1/00
                           TO            TO           TO           TO           TO           TO
                        12/31/95      12/31/96     12/31/97     12/31/98     12/31/99     12/31/00
                      ------------   ----------   ----------   ----------   ----------   ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........         1.811         1.889        1.959        2.036        2.114        2.190
2. Accumulation
   Unit Value at
   end of period...         1.889         1.959        2.036        2.114        2.190        2.295
3. Number of
   Accumulation
   Units
   outstanding at
   end of period...    33,015,018    33,412,517   26,785,902   33,716,959   36,481,209   31,587,553

                      BACK BAY
                      ADVISORS
                    BOND INCOME
                    SUB-ACCOUNT
                    ------------
                      10/5/88*     1/1/89     1/1/90     1/1/91     1/1/92     1/1/93     1/1/94     1/1/95     1/1/96     1/1/97
                         TO          TO         TO         TO         TO         TO         TO         TO         TO         TO
                      12/31/88    12/31/89   12/31/90   12/31/91   12/31/92   12/31/93   12/31/94   12/31/95   12/31/96   12/31/97
                    ------------ ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........       1.631       1.634      1.810      1.930      2.247      2.398      2.664      2.540      3.037      3.134
2. Accumulation
   Unit Value at
   end of period...       1.634       1.810      1.930      2.247      2.398      2.664      2.540      3.037      3.134      3.429
3. Number of
   Accumulation
   Units
   outstanding at
   end of period...     299,002   4,287,540 10,139,527 17,797,335 28,871,719 41,939,487 41,657,182 42,231,987 41,138,874 37,260,367

----------
*    Date these Sub-accounts were first available.

                                                             SALOMON
                      BACK BAY                               BROTHERS
                      ADVISORS                            STRATEGIC BOND
                     BOND INCOME                          OPPORTUNITIES
                     SUB-ACCOUNT                           SUB-ACCOUNT
                     -----------                          --------------
                       1/1/98       1/1/99      1/1/00      10/31/94*       1/1/95      1/1/96      1/1/97      1/1/98
                         TO           TO          TO            TO            TO          TO          TO          TO
                      12/31/98     12/31/99    12/31/00      12/31/94      12/31/95    12/31/96    12/31/97    12/31/98
                     -----------  ----------  ----------  --------------  ----------  ----------  ----------  -----------
1. Accumulation
   Unit Value at
   beginning of
   period..........        3.429       3.689       3.622         1.000         0.984       1.159       1.307       1.433
2. Accumulation
   Unit Value at
   end of period...        3.689       3.622       3.865         0.984         1.159       1.307       1.433       1.442
3. Number of
   Accumulation
   Units
   outstanding at
   end of period...   38,630,894  32,707,422  25,348,903     1,124,133     6,132,563  15,034,554  23,074,669  24,945,159

                       1/1/99      1/1/00
                         TO          TO
                      12/31/99    12/31/00
                     ----------  ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........       1.442       1.443
2. Accumulation
   Unit Value at
   end of period...       1.443       1.527
3. Number of
   Accumulation
   Units
   outstanding at
   end of period...  20,278,882  16,337,092

                         SALOMON                                                                            BACK BAY
                        BROTHERS                                                                            ADVISORS
                     U.S. GOVERNMENT                                                                          MANAGED
                       SUB-ACCOUNT                                                                        SUB-ACCOUNT**
                     ---------------                                                                      -------------
                        10/31/94*      1/1/95     1/1/96     1/1/97      1/1/98      1/1/99     1/1/00      9/21/88*
                           TO            TO         TO         TO          TO          TO         TO           TO
                        12/31/94      12/31/95   12/31/96   12/31/97    12/31/98    12/31/99   12/31/00     12/31/88
                     ---------------  ---------  ---------  ---------  ----------  ----------  ---------  -------------
1. Accumulation
   Unit Value at
   beginning of
   period..........         1.000         1.004      1.139      1.161       1.242       1.319      1.304        1.042
2. Accumulation
   Unit Value at
   end of period...         1.004         1.139      1.161      1.242       1.319       1.304      1.421        1.063
3. Number of
   Accumulation
   Units
   outstanding at
   end of period...       910,020     4,495,184  5,785,148  8,616,135  12,796,204  10,314,952  8,874,230      731,349

                      1/1/89      1/1/90
                        TO          TO
                     12/31/89    12/31/90
                     ---------  ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........      1.063       1.250
2. Accumulation
   Unit Value at
   end of period...      1.250       1.272
3. Number of
   Accumulation
   Units
   outstanding at
   end of period...  9,179,207  18,099,540

                       BACK BAY
                       ADVISORS
                        MANAGED
                     SUB-ACCOUNT**
                     -------------
                        1/1/91        1/1/92      1/1/93      1/1/94      1/1/95      1/1/96      1/1/97      1/1/98
                          TO            TO          TO          TO          TO          TO          TO          TO
                       12/31/91      12/31/92    12/31/93    12/31/94    12/31/95    12/31/96    12/31/97    12/31/98
                     -------------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........        1.272         1.508       1.588       1.733       1.691       2.190       2.485       3.103
2. Accumulation
   Unit Value at
   end of period...        1.508         1.588       1.733       1.691       2.190       2.485       3.103       3.664
3. Number of
   Accumulation
   Units
   outstanding at
   end of period...   26,478,398    41,588,546  60,696,659  61,961,278  56,145,463  52,130,165  48,490,618  42,358,784

                       1/1/99      1/1/00
                         TO          TO
                      12/31/99    12/31/00
                     ----------  ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........       3.664       3.975
2. Accumulation
   Unit Value at
   end of period...       3.975       3.789
3. Number of
   Accumulation
   Units
   outstanding at
   end of period...  37,391,028  30,014,285

                      BALANCED
                     SUB-ACCOUNT
                     -----------
                      10/31/94*     1/1/95     1/1/96*      1/1/97      1/1/98      1/1/99      1/1/00
                         TO           TO          TO          TO          TO          TO          TO
                      12/31/94     12/31/95    12/31/96    12/31/97    12/31/98    12/31/99    12/31/00
                     -----------  ----------  ----------  ----------  ----------  ----------  ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........       1.000        0.997       1.227       1.415       1.622       1.747       1.636
2. Accumulation
   Unit Value at
   end of period...       0.997        1.227       1.415       1.622       1.747       1.636       1.583
3. Number of
   Accumulation
   Units
   outstanding at
   end of period...   1,736,189   10,987,597  20,107,324  28,677,041  30,824,135  27,038,754  19,606,177

----------
*    Date these Sub-accounts were first available.

** This Sub-account is only available through Contracts purchased prior to May 1, 1995.

                        ALGER
                       EQUITY
                       GROWTH
                     SUB-ACCOUNT
                     -----------
                      10/31/94*     1/1/95      1/1/96      1/1/97      1/1/98      1/1/99      1/1/00
                         TO           TO          TO          TO          TO          TO          TO
                      12/31/94     12/31/95    12/31/96    12/31/97    12/31/98    12/31/99    12/31/00
                     -----------  ----------  ----------  ----------  ----------  ----------  ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........       1.000        0.956       1.402       1.566       1.941       2.829       3.744
2. Accumulation
   Unit Value at
   end of period...       0.956        1.402       1.566       1.941       2.829       3.744       3.189
3. Number of
   Accumulation
   Units
   outstanding at
   end of period...   1,857,319   24,163,685  40,025,594  44,518,891  49,255,773  60,072,409  64,809,207

                       CAPITAL
                       GROWTH
                     SUB-ACCOUNT
                     -----------
                       9/16/88*     1/1/89     1/1/90      1/1/91      1/1/92      1/1/93      1/1/94      1/1/95      1/1/96
                          TO          TO         TO          TO          TO          TO          TO          TO          TO
                       12/31/88    12/31/89   12/31/90    12/31/91    12/31/92    12/31/93    12/31/94    12/31/95    12/31/96
                     -----------  ---------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........      4.645         4.612       5.950       5.666       8.608       7.978       9.050       8.298      11.300
2. Accumulation
   Unit Value at
   end of period...      4.612         5.950       5.666       8.608       7.978       9.050       8.298      11.300      13.496
3. Number of
   Accumulation
   Units
   outstanding at
   end of period...    439,393     5,337,778  12,591,788  21,719,884  33,645,983  40,091,665  43,592,961  41,663,900  41,363,155

                       1/1/97
                         TO
                      12/31/97
                     ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........      13.496
2. Accumulation
   Unit Value at
   end of period...      16.442
3. Number of
   Accumulation
   Units
   outstanding at
   end of period...  40,200,592

                                                             DAVIS
                       CAPITAL                              VENTURE
                       GROWTH                                VALUE
                     SUB-ACCOUNT                          SUB-ACCOUNT
                     -----------                          -----------
                       1/1/98       1/1/99      1/1/00     10/31/94*     1/1/95      1/1/96      1/1/97      1/1/98      1/1/99
                         TO           TO          TO          TO           TO          TO          TO          TO          TO
                      12/31/98     12/31/99    12/31/00    12/31/94     12/31/95    12/31/96    12/31/97    12/31/98    12/31/99
                     -----------  ----------  ----------  -----------  ----------  ----------  ----------  ----------  ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........       16.442      21.752      24.831        1.000       0.963       1.323       1.643       2.163       2.442
2. Accumulation
   Unit Value at
   end of period...       21.752      24.831      23.359        0.963       1.323       1.643       2.163       2.442       2.831
3. Number of
   Accumulation
   Units
   outstanding at
   end of period...   33,502,039  38,236,116  27,364,614    3,499,719  19,608,688  34,997,024  53,997,107  58,765,470  57,370,889

                       1/1/00
                         TO
                      12/31/00
                     ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........       2.831
2. Accumulation
   Unit Value at
   end of period...       3.059
3. Number of
   Accumulation
   Units
   outstanding at
   end of period...  59,644,558

                       HARRIS
                       OAKMARK
                       MID CAP
                        VALUE
                     SUB-ACCOUNT
                     -----------
                       10/1/93*     1/1/94      1/1/95      1/1/96       1/1/97      1/1/98      1/1/99      1/1/00
                          TO          TO          TO          TO           TO          TO          TO          TO
                       12/31/93    12/31/94    12/31/95    12/31/96     12/31/97    12/31/98    12/31/99    12/31/00
                     -----------  ----------  ----------  -----------  ----------  ----------  ----------  ----------
1. Accumulation
   Unit Value
   at beginning
   of period.......       1.125        1.137       1.119       1.439        1.669       1.932       1.802       1.784
2. Accumulation
   Unit Value at
   end of period...       1.137        1.119       1.439       1.669        1.932       1.802       1.784       2.120
3. Number of
   Accumulation
   Units
   outstanding at
   end of period...   4,515,611   15,572,344  19,773,057  24,345,379   24,035,279  21,347,155  17,151,815  15,593,693

----------
*    Date these Sub-accounts were first available.

                       LOOMIS
                       SAYLES
                      SMALL CAP
                     SUB-ACCOUNT
                     -----------
                       5/2/94*      1/1/95      1/1/96      1/1/97      1/1/98      1/1/99      1/1/00
                         TO           TO          TO          TO          TO          TO          TO
                      12/31/94     12/31/95    12/31/96    12/31/97    12/31/98    12/31/99    12/31/00
                     -----------  ----------  ----------  ----------  ----------  ----------  ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........       1.000        0.959       1.219       1.572       1.936       1.878       2.441
2. Accumulation
   Unit Value at
   end of period...       0.959        1.219       1.572       1.936       1.878       2.441       2.535
3. Number of
   Accumulation
   Units
   outstanding at
   end of period...   2,988,971   13,533,326  26,307,748  39,442,109  40,318,239  32,700,411  39,281,394

                      WESTPEAK
                       GROWTH
                     AND INCOME
                     SUB-ACCOUNT
                     -----------
                      10/1/93*      1/1/94      1/1/95      1/1/96      1/1/97      1/1/98      1/1/99      1/1/00
                         TO           TO          TO          TO          TO          TO          TO          TO
                      12/31/93     12/31/94    12/31/95    12/31/96    12/31/97    12/31/98    12/31/99    12/31/00
                     -----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........       1.105        1.132       1.103       1.486       1.731       2.279       2.799       3.019
2. Accumulation
   Unit Value at
   end of period...       1.132        1.103       1.486       1.731       2.279       2.799       3.019       2.825
3. Number of
   Accumulation
   Units
   outstanding at
   end of period...   3,359,317   16,092,325  21,168,965  26,104,465  30,306,103  35,514,558  35,663,197  29,466,287

                       METLIFE
                        STOCK
                        INDEX
                     SUB-ACCOUNT
                      CLASS A**
                     -----------
                       1/1/92*      1/1/93      1/1/94      1/1/95      1/1/96      1/1/97      1/1/98      1/1/99      1/1/00
                         TO           TO          TO          TO          TO          TO          TO          TO          TO
                      12/31/92     12/31/93    12/31/94    12/31/95    12/31/96    12/31/97    12/31/98    12/31/99    12/31/00
                     -----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........       1.592        1.644       1.780       1.775       2.398       2.898       3.788       4.781       5.678
2. Accumulation
   Unit Value at
   end of period...       1.540        1.780       1.775       2.398       2.898       3.788       4.781       5.678       5.096
3. Number of
   Accumulation
   Units
   outstanding at
   end of period...   2,583,607   11,017,884  14,282,355  15,539,608  15,623,253  15,874,978  15,292,906  15,111,062  13,740,976

----------
*    Date these Sub-accounts were first available.

** Previously the Westpeak Stock Index Sub-Account. On April 27, 2001, the MetLife Stock Index Portfolio--Class A was substituted for the Westpeak Stock Index Series, which is no longer available for investment under the Contract. MetLife Stock Index Portfolio--Class A is only available through Contracts purchased prior to May 1, 1995.

                           PUTNAM
                     INTERNATIONAL STOCK
                        SUB-ACCOUNT**
                     -------------------
                          10/31/94*         1/1/95      1/1/96      1/1/97      1/1/98      1/1/99      1/1/00
                             TO               TO          TO          TO          TO          TO          TO
                          12/31/94         12/31/95    12/31/96    12/31/97    12/31/98    12/31/99    12/31/00
                     -------------------  ----------  ----------  ----------  ----------  ----------  ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........            1.000           1.024       1.073       1.129       1.100       1.164       1.431
2. Accumulation
   Unit Value at
   end of period...            1.024           1.073       1.129       1.100       1.164       1.431       1.494
3. Number of
   Accumulation
   Units
   outstanding at
   end of period...        2,916,120      11,062,106  16,322,862  17,243,803  16,325,447  14,501,457  13,492,682

                      OVERSEAS
                     SUB-ACCOUNT
                     -----------
                       10/1/93*     1/1/94      1/1/95      1/1/96      1/1/97      1/1/98      1/1/99      1/1/00
                          TO          TO          TO          TO          TO          TO          TO          TO
                       12/31/93    12/31/94    12/31/95    12/31/96    12/31/97    12/31/98    12/31/99    12/31/00
                     -----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........        1.458       1.532       1.538       1.664       1.859       2.046       2.276       3.202
2. Accumulation
   Unit Value at
   end of period...        1.532       1.538       1.664       1.859       2.046       2.276       3.202       2.556
3. Number of
   Accumulation
   Units
   outstanding at
   end of period...   10,878,551  43,034,544  41,273,183  44,846,316  45,289,247  40,546,153  36,251,177  33,830,970

                       EQUITY-
                       INCOME
                     SUB-ACCOUNT
                     -----------
                       10/1/93*     1/1/94      1/1/95      1/1/96      1/1/97      1/1/98      1/1/99      1/1/00
                          TO          TO          TO          TO          TO          TO          TO          TO
                       12/31/93    12/31/94    12/31/95    12/31/96    12/31/97    12/31/98    12/31/99    12/31/00
                     -----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........       1.980        1.992       2.104       2.804       3.162       3.996       4.401       4.617
2. Accumulation
   Unit Value at
   end of period...       1.992        2.104       2.804       3.162       3.996       4.401       4.617       4.939
3. Number of
   Accumulation
   Units
   outstanding at
   end of period...   5,649,743   25,852,849  38,010,655  44,037,798  45,104,192  42,926,506  37,676,846  28,617,928

----------
*    Date these Sub-accounts were first available.

** Previously the Morgan Stanley International Magnum Equity Sub-Account. On December 1, 2000, the Putnam International Stock Portfolio was substituted for the Morgan Stanley International Magnum Equity Series, which is no longer available for investment under the Contract.

Information on units and unit values is useful because they affect the calculation of Contract Values. The value of a Contract is determined by multiplying the number of Accumulation Units in each sub-account credited to the Contract by the Accumulation Unit Value of the sub-account. The Accumulation Unit Value of a sub-account depends in part on the net investment experience of the Eligible Fund in which it invests. See "Contract Value and Accumulation Unit Value" for more information.

--------------------------------------------------------------------------------

                                   PREMIUM TAX

Premium tax rates are subject to change. At present the Company pays premium taxes in the following jurisdictions at the rates shown.

                                     CONTRACTS USED WITH TAX
JURISDICTION                       QUALIFIED RETIREMENT PLANS  ALL OTHER CONTRACTS
------------                       --------------------------  -------------------
California.......................             0.50%                   2.35%
Maine............................               --                    2.00%
Nevada...........................               --                    3.50%
Puerto Rico......................             1.00%                   1.00%
South Dakota.....................               --                    1.25%
West Virginia....................             1.00%                   1.00%
Wyoming..........................               --                    1.00%

See "Premium Tax Charges" in the prospectus for more information about how premium taxes affect the Contracts.

                              ZENITH ACCUMULATOR

                      METROPOLITAN LIFE INSURANCE COMPANY

                       THE NEW ENGLAND VARIABLE ACCOUNT

                       Supplement dated January 22, 2001

                                      To

                        Prospectuses Dated May 1, 2000

   This supplement updates certain information contained in the prospectuses dated May 1, 2000 and April 30, 1999, as supplemented May 1, 2000.

1. PAGE A-1 OF YOUR PROSPECTUS IS AMENDED TO INCLUDE THE FOLLOWING ELIGIBLE
FUNDS:

METROPOLITAN SERIES FUND, INC. ("METROPOLITAN FUND")

Putnam Large Cap Growth Portfolio
State Street Research Aurora Small Cap Value Portfolio*
Janus Mid Cap Portfolio*

Lehman Brothers(R) Aggregate Bond Index Portfolio*
MetLife Stock Index Portfolio*+

MetLife Mid Cap Stock Index Portfolio*

Morgan Stanley EAFE(R) Index Portfolio*

Russell 2000(R) Index Portfolio*
--------
* Availability is subject to any necessary state insurance department approval. + Available to contracts purchased AFTER May 1, 1995.

2. During the second quarter of 2001, Metropolitan Life Insurance Company anticipates replacing the Westpeak Stock Index Series of the New England Zenith Fund with the MetLife Stock Index Portfolio of the Metropolitan Fund for all contracts purchased prior to May 1, 1995.

3. On December 1, 2000, the Putnam International Stock Portfolio was substituted for the Morgan Stanley International Magnum Equity Series, which is no longer available for investment under the Contract.

4. You may allocate contract value to a maximum of twenty sub-accounts (including the Fixed Account) at any time.

5. THE "EXPENSE TABLE" IS REPLACED WITH THE FOLLOWING:

                                 EXPENSE TABLE

   The purpose of the table and the examples below is to explain the various costs and expenses you will bear, directly or indirectly, as a Contract Owner. These are deducted from purchase payments, the Variable Account, or the Eligible Funds. In the examples following the table, we assume that you allocated your entire purchase payment to one sub-account, with no transfers.

                               VARIABLE ACCOUNT

CONTRACT OWNER TRANSACTION EXPENSES(1)
Sales Charge Imposed on Purchases (as a percentage of Contract Value)...........           0%
Maximum Contingent Deferred Sales Charge(2) (as a percentage of Contract Value).          6.5%
Transfer Fee (per Contract Year)(3)............................................. $0 on the first twelve
                                                                                   $10 each thereafter
ANNUAL CONTRACT FEE
    Administration Contract Charge (per Contract)(4)............................           $30
SEPARATE ACCOUNT ANNUAL EXPENSES(5)
(as percentage of average net assets)
    Mortality and Expense Risk Charge...........................................           .95%
    Administration Asset Charge.................................................           .40%
                                                                                          ----
       Total Separate Account Annual Expenses...................................          1.35%

                            NEW ENGLAND ZENITH FUND

OPERATING EXPENSES FOR THE YEAR ENDED 12/31/99

 (AS A PERCENTAGE OF AVERAGE NET ASSETS)

                                                OTHER                                       TOTAL
                                              EXPENSES    TOTAL EXPENSES OTHER EXPENSES   EXPENSES
                                 MANAGEMENT    BEFORE         BEFORE         AFTER          AFTER
REIMBURSEMENT                      FEES*    REIMBURSEMENT REIMBURSEMENT  REIMBURSEMENT  REIMBURSEMENT
-------------                    ---------- ------------- -------------- -------------- -------------
Back Bay Advisors Money
  Market Series.................    .35%         .05%           .40%          .05%           .40%
Back Bay Advisors Bond Income
  Series........................    .40%         .08%           .48%          .08%           .48%
Salomon Brothers Strategic Bond
  Opportunities Series..........    .65%         .16%           .81%          .16%           .81%
Salomon Brothers U.S.
  Government Series(6)..........    .55%         .17%           .72%          .15%           .70%
Back Bay Advisors Managed
  Series(8).....................    .50%         .08%           .58%          .08%           .58%
Balanced Series.................    .70%         .07%           .77%          .07%           .77%
Alger Equity Growth Series......    .75%         .05%           .80%          .05%           .80%
Capital Growth Series...........    .62%         .04%           .66%          .04%           .66%
Davis Venture Value Series......    .75%         .06%           .81%          .06%           .81%
Harris Oakmark Mid Cap Value
  Series(6).....................    .75%         .13%           .88%          .13%           .88%
Loomis Sayles Small Cap
  Series(6)(7)..................    .90%         .20%          1.10%          .10%          1.00%
Westpeak Growth and Income
  Series........................    .68%         .06%           .74%          .06%           .74%
Westpeak Stock Index
  Series(8).....................    .25%         .10%           .35%          .10%           .35%

--------
* Our affiliate, New England Investment Management, LLC, is the investment adviser for the Series of the Zenith Fund.

                        METROPOLITAN SERIES FUND, INC.

OPERATING EXPENSES FOR THE YEAR ENDED DECEMBER 31, 1999

(ANTICIPATED EXPENSES FOR 2000 FOR THE PUTNAM LARGE CAP GROWTH, STATE STREET RESEARCH AURORA SMALL CAP VALUE AND METLIFE MID CAP STOCK INDEX PORTFOLIOS)

(AS A PERCENTAGE OF NET ASSETS)

      TOTAL                                      OTHER         TOTAL         OTHER         TOTAL
     EXPENSES                      12B-1       EXPENSES      EXPENSES      EXPENSES      EXPENSES
      AFTER          MANAGEMENT DISTRIBUTION    BEFORE        BEFORE         AFTER         AFTER
   REIMBURSEMENT       FEES*        FEE      REIMBURSEMENT REIMBURSEMENT REIMBURSEMENT REIMBURSEMENT
-------------------- ---------- ------------ ------------- ------------- ------------- -------------
Putnam Large
  Cap Growth
  Portfolio(9)......    .80%        N/A           .59%         1.39%          .20%         1.00%
Putnam
  International
  Stock
  Portfolio.........    .90%        N/A           .22%         1.12%          .22%         1.12%
State Street
  Research
  Aurora Small
  Cap Value
  Portfolio(9)......    .85%        N/A           .23%         1.08%          .20%         1.05%
Janus Mid Cap
  Portfolio(9)(10)..    .67%        .25%          .04%          .96%          .04%          .96%
Lehman Brothers
  Aggregate
  Bond Index
  Portfolio(9)(10)..    .25%        .25%          .15%          .65%          .15%          .65%
MetLife Stock
  Index
  Portfolio(10)(11).    .25%        .25%          .04%          .54%          .04%          .54%
MetLife Mid
  Cap Stock
  Index
  Portfolio(9)(10)..    .25%        .25%          .65%         1.15%          .20%          .70%
Morgan Stanley
  EAFE Index
  Portfolio(9)(10)..    .30%        .25%         1.47%         2.02%          .40%          .95%
Russell 2000
  Index
  Portfolio(9)(10)..    .25%        .25%          .64%         1.14%          .30%          .80%

--------
* Metropolitan Life Insurance Company ("MetLife") is the investment adviser for the Portfolios of the Metropolitan Fund.

                       VARIABLE INSURANCE PRODUCTS FUND

OPERATING EXPENSES FOR THE YEAR ENDED DECEMBER 31, 1999

(AS A PERCENTAGE OF AVERAGE NET ASSETS)

                                                                                   TOTAL
                                                                                 PORTFOLIO
                                                             MANAGEMENT  OTHER   OPERATING
                                                               FEES*    EXPENSES EXPENSES
                                                             ---------- -------- ---------
VIP Overseas Portfolio (12).................................    .73%      .18%      .91%
VIP Equity Income Portfolio (12)............................    .48%      .09%      .57%

--------
* The investment adviser for VIP is Fidelity Management & Research Company ("FRM").

6. THE "EXAMPLE" CHART IS AMENDED TO INCLUDE THE FOLLOWING:

EXAMPLE (NOTE: The examples below are hypothetical. Although we base them on the expenses shown in the expense tables above, the examples are not representations of past or future performance or expenses. Actual performance and/or expenses may be more or less than shown.(13)) For purchase payments allocated to each of the Series indicated:

You would pay the following expenses on a $1,000 purchase payment assuming 1) 5% annual return on the underlying New England Zenith Fund Series, Metropolitan Fund Portfolio or VIP Portfolio and 2) that you surrender your Contract or that you elect to annuitize under a period certain option for a specified period of less than 15 years, at the end of each time period (a contingent deferred sales charge will apply at the end of 1 year, 3 years and 5 years):

                                                1 YEAR 3 YEARS 5 YEARS 10 YEARS
                                                ------ ------- ------- --------
 Putnam Large Cap Growth....................... 84.44  128.57  174.45   285.65
 Putnam International Stock.................... 85.57  131.97  180.15   297.33
 State Street Research Aurora Small Cap Value*. 84.91  129.99  176.83   290.53
 Janus Mid Cap*................................ 84.06  127.44  172.55   281.73
 Lehman Brothers Aggregate Bond Index*......... 81.14  118.59  157.62   250.70
 MetLife Stock Index*.......................... 80.10  115.42  152.27   239.43
 MetLife Mid Cap Stock Index*.................. 81.61  120.02  160.05   255.77
 Morgan Stanley EAFE Index*.................... 83.97  127.15  172.07   280.74
 Russell 2000 Index*........................... 82.56  122.87  164.87   265.84
 VIP Overseas.................................. 83.59  126.02  170.15   276.80
 VIP Equity-Income............................. 80.39  116.29  153.74   242.53

You would pay the following expenses on a $1,000 purchase payment assuming 1) 5% annual return on the underlying New England Zenith Fund Series, Metropolitan Fund Portfolio or VIP Portfolio and 2) that you do not surrender your Contract or that you elect to annuitize under a life contingency option, or under a period certain option for a minimum specified period of 15 years, at the end of each time period (no contingent deferred sales charge will apply)(14):

                                                1 YEAR 3 YEARS 5 YEARS 10 YEARS
                                                ------ ------- ------- --------
 Putnam Large Cap Growth....................... 24.48   75.28  128.65   274.14
 Putnam International Stock.................... 25.68   78.87  134.62   285.96
 State Street Research Aurora Small Cap Value*. 24.98   76.78  131.14   279.08
 Janus Mid Cap*................................ 24.08   74.08  126.65   270.17
 Lehman Brothers Aggregate Bond Index*......... 20.97   64.73  111.01   238.78
 MetLife Stock Index*.......................... 19.87   61.39  105.40   227.38
 MetLife Mid Cap Stock Index*.................. 21.47   66.24  113.55   243.91
 Morgan Stanley EAFE Index*.................... 23.98   73.78  126.15   269.17
 Russell 2000 Index*........................... 22.48   69.26  118.61   254.10
 VIP Overseas.................................. 23.58   72.58  124.14   265.18
 VIP Equity-Income............................. 20.17   62.30  106.94   230.51

--------
* Availability of these portfolios is subject to any necessary state insurance department approval.

7. THE "NOTES" TO THE EXPENSE TABLE IS REPLACED WITH THE FOLLOWING:

NOTES:
(1)Premium tax charges are not shown. They range from 0% (in most states) to 3.5% of Contract Value (or if applicable purchase payments).

(2)We calculate the applicable Contingent Deferred Sales Charge as a percentage of Contract Value. The maximum possible charge, as a percentage of Contract Value, occurs in the first Contract Year and reduces after each Contract Year to 0% by the eleventh Contract Year.

(3)We reserve the right to impose a charge of $10 on each transfer in excess of four per year.

(4)We do not impose this charge after annuitization.

(5)We do not impose these charges on the Fixed Account or after annuitization if annuity payments are made on a fixed basis.

(6)New England Investment Management voluntarily limits the expenses (other than brokerage costs, interest, taxes or extraordinary expenses) of certain series with either an expense cap or expense deferral arrangement. Under the expense cap, New England Investment Management bears expenses of the Loomis Sayles Small Cap Series that exceed 1.00% of average daily net assets. Under the expense deferral agreement, New England Investment Management bears expenses which exceed a certain limit in the year the series incurs them and charges those expenses to the series in a future year if actual expenses of the series are below the limit. The limit on expenses for these series are:
   .90% of average daily net assets for the Harris Oakmark Mid Cap Value; and .70% of average daily net assets for the Salomon Brothers U.S. Government Series. New England Investment Management may end these expense limits at any time.

(7)In 1999, the management fee for the Loomis Sayles Small Cap Series was 1.00%.

(8)The Westpeak Stock Index Series and the Back Bay Advisors Managed Series are not Eligible Funds for Contracts purchased after May 1, 1995.

(9)MetLife voluntarily pays expenses (other than the management fee, brokerage commissions, amounts payable pursuant to a plan adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940, taxes, interest and other loan costs, and any unusual one-time expenses) of certain Portfolios in excess of a certain percentage of net assets until the earlier of either total net assets of the Portfolio reaching $100 million or a certain date as follows:

                                                   SUBSIDIZED EXPENSES
   PORTFOLIO                                          IN EXCESS OF      DATE
   ---------                                       ------------------- ------
   Putnam Large Cap Growth........................        0.20%        5/1/02
   State Street Research Aurora Small Cap Value...        0.20%        7/1/02
   MetLife Mid Cap Stock Index....................        0.20%        7/1/02

   Prior to 11/8/00, MetLife paid all Expenses in excess of .25% of the average net assets for the Morgan Stanley EAFE Index Portfolio until the Portfolio's total assets reached $100 million or November 8, 2000 whichever came first. Beginning on 11/8/00, MetLife will pay all expenses in excess of .40% of the average net assets of the Morgan Stanley EAFE Index Portfolio until the Portfolio's assets reach $200 million, or until May 1, 2001, whichever comes first.

   MetLife also paid all Expenses that exceeded .20% of average net assets for the Russell 2000 Index Portfolio until December 3, 1999 and for the Lehman Brothers Aggregate Bond Index Portfolio until July 13, 1999. Beginning on February 22, 2000, MetLife will pay all expenses in excess of 0.30% of the average net assets for the Russell 2000 Index Portfolio until the Portfolio's assets reach $200 million, or until April 30, 2001, whichever comes first. MetLife also paid all Expenses that exceeded .20% of average net assets for the Janus Mid Cap Portfolio until the Portfolio's assets reached $100 million or until March 2, 1999, whichever came first. These subsidies and other prior expense reimbursement arrangements can increase the performance of the Portfolios. MetLife can terminate this arrangement at anytime upon notice to the Board of Directors and to Fund Shareholders.

(10)The Metropolitan Fund has adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. Under the Distribution Plan the Portfolios pay an annual fee to compensate certain other parties for promoting, selling and servicing the shares of the Portfolio. These other parties may include the Insurance Companies (or their affiliates) and other broker-dealers and financial intermediaries involved in the offer and sale of the contracts. The Distribution Plan is described in more detail in the Fund's prospectus.

(11)The MetLife Stock Index Portfolio is only available to contracts purchased after May 1, 1995.

(12)Total annual expenses do not reflect certain expense reductions due to directed brokerage arrangements and custodian interest credits. If we included these reductions, total annual expenses would have been .56% for VIP Equity-Income Portfolio and .87% for VIP Overseas Portfolio.

(13) In these examples, the average Administration Contract Charge of .07% has been used. (See (4), above.)

(14) The same would apply if you elect to annuitize under a fixed life contingency option unless your Contract has been in effect less than five years, in which case the expenses shown in the first three columns of the preceding example would apply. (See "Contingent Deferred Sales Charge.")

8. THE "INVESTMENTS OF THE VARIABLE ACCOUNT" SECTION IS AMENDED TO INCLUDE THE
FOLLOWING:

   PUTNAM LARGE CAP GROWTH PORTFOLIO*

   The Putnam Large Cap Growth Portfolio's investment objective is capital appreciation.

   STATE STREET RESEARCH AURORA SMALL CAP VALUE PORTFOLIO*

   The State Street Research Aurora Small Cap Value Portfolio's investment objective is high total return, consisting principally of capital appreciation.

   JANUS MID CAP PORTFOLIO*

   The Janus Mid Cap Portfolio's investment objective is long-term growth of capital.

   LEHMAN BROTHERS AGGREGATE BOND INDEX PORTFOLIO*

   The Lehman Brothers Aggregate Bond Index Portfolio's investment objective is to equal the performance of the Lehman Brothers Aggregate Bond Index.

   METLIFE STOCK INDEX PORTFOLIO*+

   The MetLife Stock Index Portfolio's investment objective is to equal the performance of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index").

   METLIFE MID CAP STOCK INDEX PORTFOLIO*

   The MetLife Mid Cap Stock Index Portfolio's investment objective is to equal the performance of the Standard & Poor's MidCap 400 Composite Stock Index ("S&P MidCap 400 Index").

   MORGAN STANLEY EAFE INDEX PORTFOLIO*

   The Morgan Stanley EAFE Index Portfolio's investment objective is to equal the performance of Morgan Stanley Capital International Europe Australasia Far East Index ("MSCI EAFE Index").

   RUSSELL 2000 INDEX PORTFOLIO*

   The Russell 2000 Index Portfolio's investment objective is to equal the return of the Russell 2000 Index.

9. THE "INVESTMENT ADVICE" SECTION IS AMENDED TO INCLUDE THE FOLLOWING:

   Putnam Investment Management, Inc. is sub-investment manager of the Putnam Large Cap Growth Portfolio. State Street Research & Management Company is the sub-investment manager for the State Street Research Aurora Small Cap Value Portfolio. Janus Capital Corporation is the sub-investment manager for the Janus Mid Cap Portfolio.

   An investment adviser or affiliates thereof may compensate NELICO and/or certain affiliates for administrative, distribution, or other services relating to the Eligible Funds. We (or our affiliates) may also be compensated with 12b-1 fees from Eligible Funds. This compensation is based on assets of the Eligible Funds attributable to the Contracts and certain other variable insurance products that we and our affiliates issue. Some advisers, affiliates and/or Eligible Funds may pay us more than others.
--------
* Availability of these Portfolios is subject to any necessary state insurance department approvals.

+  Available to contracts purchased AFTER May 1, 1995.

10."THE CONTRACTS" SECTION IS AMENDED TO INCLUDE THE FOLLOWING:

ASSET REBALANCING

   We offer an asset rebalancing program for Contract Value. Contract Value allocated to the sub-accounts can be expected to increase or decrease at different rates due to market fluctuations. An asset rebalancing program automatically reallocates your Contract Value among the sub-accounts periodically (quarterly, semi-annually or annually) to return the allocation to the allocation percentages you specify. Asset rebalancing is intended to transfer Contract Value from those sub-accounts that have increased in value to those that have declined, or not increased as much, in value. Over time, this method of investing may help you "buy low and sell high," although there can be no assurance that this objective will be achieved. Asset rebalancing does not guarantee profits, nor does it assure that you will not have losses.

   You may select an asset rebalancing program when you apply for the contract or at a later date by contacting our Home Office. You specify the percentage allocations to which your contract value will be reallocated among the sub-accounts (excluding the Fixed Account). You may not participate in the asset rebalancing program while you are participating in the dollar cost averaging program. On the last day of each period on which the New York Stock Exchange is open, we will transfer Contract Value among the sub-accounts to the extent necessary to return the allocation to your specifications. Asset rebalancing will continue until you notify us in writing or by telephone at our Home Office. Asset rebalancing cannot continue beyond the Maturity Date or once annuity payments have commenced. Currently, we don't count transfers made under an asset rebalancing program for purposes of the transfer rules.

11.THE "REQUESTS AND ELECTIONS" SECTION IS AMENDED TO INCLUDE THE FOLLOWING:

CONFIRMING TRANSACTIONS

   We will send out written statements confirming that a transaction was recently completed. Certain transactions may be confirmed quarterly. Unless you inform us of any errors within 60 days of receipt, we will consider these communications to be accurate and complete.

12."FUND TOTAL RETURN ADJUSTED FOR CONTRACT CHARGES" CHART IS AMENDED TO
   INCLUDE THE FOLLOWING:

   For purchase payment allocated to the Janus Mid Cap Portfolio

                        PERIOD ENDING DECEMBER 31, 1999
                        -------------------------------
      1 Year...................................................... 108.46%
      Since Inception.............................................  56.01%

   For purchase payment allocated to the Lehman Brothers Aggregate Bond Index Portfolio

                        PERIOD ENDING DECEMBER 31, 1999
                        -------------------------------
      1 Year...................................................... -11.06%
      Since Inception.............................................  -8.98%

   For purchase payment allocated to the MetLife Stock Index Portfolio

                       PERIOD ENDING DECEMBER 31, 1999
                       -------------------------------
      1 Year......................................................  9.85%
      5 Years..................................................... 23.65%
      Since Inception............................................. 15.38%

   For purchase payment allocated to the Morgan Stanley EAFE Index Portfolio

                       PERIOD ENDING DECEMBER 31, 1999
                       -------------------------------
      1 Year...................................................... 13.48%
      Since Inception............................................. 19.11%

   For purchase payment allocated to the Russell 2000 Index Portfolio

                       PERIOD ENDING DECEMBER 31, 1999
                       -------------------------------
      1 Year...................................................... 11.45%
      Since Inception............................................. 14.60%

                               ZENITH ACCUMULATOR

                      Individual Variable Annuity Contracts
                                    Issued By

                       Metropolitan Life Insurance Company
                               One Madison Avenue
                            New York, New York 10010

                               Designated Office:
                       New England Life Insurance Company
                               501 Boylston Street
                           Boston, Massachusetts 02116
                                 (617) 578-2000

                          SUPPLEMENT DATED MAY 1, 2000

                     TO THE PROSPECTUS DATED APRIL 30, 1999

     This supplement updates certain information in the prospectus dated April 30, 1999, describing individual flexible and single purchase payment variable annuity contracts (the "Contracts") funded by The New England Variable Account (the "Variable Account"). You should read and retain this supplement. Certain additional information about the Contracts is contained in a Statement of Additional Information dated May 1, 2000, as it may be supplemented from time to time, which has been filed with the Securities and Exchange Commission and is incorporated herein by reference. A complete prospectus dated May 1, 2000, as well as the Statement of Additional Information, may be obtained free of charge by writing to New England Securities Corporation at 399 Boylston Street, Boston, Massachusetts 02116 or telephoning 1-800-365-5015.

     THE SECURITIES AND EXCHANGE COMMISSION MAINTAINS A WEBSITE THAT CONTAINS THE STATEMENT OF ADDITIONAL INFORMATION, MATERIAL INCORPORATED BY REFERENCE, AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SECURITIES AND EXCHANGE COMMISSION. THE ADDRESS OF THE SITE IS
HTTP://WWW.SEC.GOV.

     THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE ELIGIBLE FUND PROSPECTUSES ARE ATTACHED. PLEASE READ THEM AND KEEP THEM FOR REFERENCE.

     THE CONTRACTS HAVE RISKS INCLUDING POSSIBLE LOSS OF PRINCIPAL. THE CONTRACTS AND ELIGIBLE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

     DURING THE FOURTH QUARTER OF 2000, WE ANTICIPATE REPLACING THE MORGAN STANLEY INTERNATIONAL MAGNUM EQUITY SERIES WITH THE PUTNAM INTERNATIONAL STOCK PORTFOLIO, SUBJECT TO REGULATORY APPROVALS.

                                   HIGHLIGHTS

     Condensed financial information containing the accumulation unit value history appears at the end of this supplement.

                                  EXPENSE TABLE

    The purpose of the table and the examples below is to explain the various costs and expenses you will bear, directly or indirectly, as a Contract Owner. These are deducted from purchase payments, the Variable Account, or the Eligible Funds. In the examples following the table, we assume that you allocated your entire purchase payment to one sub-account, with no transfers.

                                VARIABLE ACCOUNT

CONTRACT OWNER TRANSACTION EXPENSES(1)
  Sales Charge Imposed on Purchases (as a percentage
    of Contract Value)..................................           0%
  Maximum Contingent Deferred Sales Charge(2) (as a
    percentage of Contract Value).......................          6.5%
    Transfer Fee (per Contract Year)(3)................. $0 on the first twelve
                                                          $10 each thereafter
ANNUAL CONTRACT FEE
  Administration Contract Charge (per Contract)(4)......           $30
SEPARATE ACCOUNT ANNUAL EXPENSES(5)
(as percentage of average net assets)
  Mortality and Expense Risk Charge.....................           .95%
  Administration Asset Charge...........................           .40%
                                                                  ----
    Total Separate Account Annual Expenses..............          1.35%

                             NEW ENGLAND ZENITH FUND

OPERATING EXPENSES FOR THE YEAR ENDED DECEMBER 31, 1999
(AS A PERCENTAGE OF AVERAGE NET ASSETS AFTER CURRENT EXPENSE CAP OR EXPENSE DEFERRAL)(6)

                                              SALOMON
                         BACK BAY BACK BAY   BROTHERS     SALOMON
                         ADVISORS ADVISORS   STRATEGIC    BROTHERS  BACK BAY
                          MONEY     BOND       BOND         U.S.    ADVISORS           ALGER EQUITY CAPITAL
                          MARKET   INCOME  OPPORTUNITIES GOVERNMENT  MANAGED  BALANCED    GROWTH    GROWTH
                          SERIES   SERIES     SERIES       SERIES   SERIES(7)  SERIES     SERIES    SERIES
                         -------- -------- ------------- ---------- --------- -------- ------------ -------
Management Fee..........   .35%     .40%        .65%        .55%       .50%     .70%       .75%       .62%
Other Expenses..........   .05%     .08%        .16%        .15%       .08%     .07%       .05%       .04%
                           ---      ---         ---         ---        ---      ---        ---        ---
  Total Series Operating
    Expenses............   .40%     .48%        .81%        .70%       .58%     .77%       .80%       .66%

                                 HARRIS  LOOMIS
                          DAVIS  OAKMARK SAYLES  WESTPEAK  WESTPEAK  MORGAN STANLEY
                         VENTURE MID CAP SMALL    GROWTH     STOCK   INTERNATIONAL
                          VALUE   VALUE   CAP   AND INCOME   INDEX   MAGNUM EQUITY
                         SERIES  SERIES  SERIES   SERIES   SERIES(7)     SERIES
                         ------- ------- ------ ---------- --------- --------------
Management Fee..........   .75%    .75%    .90%    .68%       .25%         .90%
Other Expenses..........   .06%    .13%    .10%    .06%       .10%         .40%
                           ---     ---    ----     ---        ---         ----
  Total Series Operating
    Expenses............   .81%    .88%   1.00%    .74%       .35%        1.30%

                         METROPOLITAN SERIES FUND, INC.

OPERATING EXPENSES FOR THE YEAR ENDED DECEMBER 31, 1999
(AS A PERCENTAGE OF AVERAGE NET ASSETS)(8)

                                                                      PUTNAM
                                                                   INTERNATIONAL
                                                                       STOCK
                                                                     PORTFOLIO
                                                                   -------------
Management Fee....................................................      .90%
Other Expenses....................................................      .22%
                                                                       ----
  Total Portfolio Operating Expenses..............................     1.12%

----------
* Availability of this Portfolio is subject to any necessary state insurance department approvals.

                        VARIABLE INSURANCE PRODUCTS FUND

OPERATING EXPENSES FOR THE YEAR ENDED DECEMBER 31, 1999
(AS A PERCENTAGE OF AVERAGE NET ASSETS PRIOR TO EXPENSE REDUCTIONS)(9)

                                                                          VIP
                                                                VIP     EQUITY-
                                                             OVERSEAS   INCOME
                                                             PORTFOLIO PORTFOLIO
                                                             --------- ---------
Management Fee..............................................    .73%      .48%
Other Expenses..............................................    .18%      .09%
                                                                ---       ---
  Total Portfolio Operating Expenses........................    .91%      .57%

EXAMPLE (NOTE: The examples below are hypothetical. Although we base them on the expenses shown in the expense table above, the examples are not representations of past or future performance or expenses. Actual performance and/or expenses may be more or less than shown.(10)) For purchase payments allocated to each of the Series indicated:

     You would pay the following direct and indirect expenses on a $1,000 purchase payment assuming 1) 5% annual return on the underlying Series and
     2) that a contingent deferred sales charge would apply at the end of each time period because you either surrender your Contract or elect to annuitize under a non-life contingency option:

                                             1 YEAR  3 YEARS  5 YEARS  10 YEARS
                                             ------  -------  -------  --------
 Back Bay Advisors Money Market............  $78.78  $111.38  $145.42  $224.90
 Back Bay Advisors Bond Income.............   79.53   113.69   149.34   233.24
 Salomon Brothers Strategic Bond Opportuni-
   ties....................................   82.65   123.17   165.35   266.84
 Salomon Brothers U.S. Government..........   81.61   120.02   160.05   255.77
 Back Bay Advisors Managed.................   80.48   116.57   154.23   243.55
 Balanced..................................   82.28   122.02   163.43   262.84
 Alger Equity Growth.......................   82.56   122.87   164.87   265.84
 Capital Growth............................   81.23   118.87   158.11   251.72
 Davis Venture Value.......................   82.65   123.17   165.35   266.84
 Harris Oakmark Mid Cap Value..............   83.31   125.17   168.72   273.82
 Loomis Sayles Small Cap...................   84.44   128.57   174.45   285.65
 Westpeak Growth and Income................   81.98   121.16   161.98   259.81
 Westpeak Stock Index......................   78.31   109.93   142.96   219.66
 Morgan Stanley International Equity.......   87.25   137.06   188.63   314.56

     You would pay the following direct and indirect expenses on a $1,000 purchase payment assuming 1) 5% annual return on the underlying Series and
     2) that no contingent deferred sales charge would apply at the end of each time period because you either do not surrender your Contract or you elect to annuitize under a variable life contingency option(11):

                                             1 YEAR  3 YEARS  5 YEARS  10 YEARS
                                             ------  -------  -------  --------
 Back Bay Advisors Money Market............  $18.46  $ 57.12  $ 98.22  $212.68
 Back Bay Advisors Bond Income.............   19.26    59.56   102.33   221.11
 Salomon Brothers Strategic Bond Opportuni-
   ties....................................   22.58    69.57   119.11   255.11
 Salomon Brothers U.S. Government..........   21.47    66.24   113.55   243.91
 Back Bay Advisors Managed.................   20.27    62.60   107.45   231.54
 Balanced..................................   22.18    68.36   117.10   251.06
 Alger Equity Growth.......................   22.48    69.26   118.61   254.10
 Capital Growth............................   21.07    65.03   111.52   239.81
 Davis Venture Value.......................   22.58    69.57   119.11   255.11
 Harris Oakmark Mid Cap Value..............   23.28    71.68   122.64   262.17
 Loomis Sayles Small Cap...................   24.48    75.28   128.65   274.14
 Westpeak Growth and Income................   21.87    67.45   115.58   248.00
 Westpeak Stock Index......................   17.96    55.59    95.64   207.38
 Morgan Stanley International Equity.......   27.47    84.24   143.51   303.39

EXAMPLE (NOTE: The examples below are hypothetical. Although we base them on the expenses shown in the expense table above, the examples are not representations of past or future performance or expenses. Actual performance and/or expenses may be more or less than shown.(10)) For purchase payments allocated to the portfolio indicated:

     You would pay the following direct and indi- rect expenses on a $1,000 purchase payment assuming 1) 5% annual return on the under- lying Portfolio and 2) that a contingent deferred sales charge would apply at the end of each time period because you either sur- render your Contract or elect to annuitize under a non-life contingency option:

                                             1 YEAR  3 YEARS  5 YEARS  10 YEARS
                                             ------  -------  -------  --------
Putnam International Stock Portfolio.......  $85.57  $131.97  $180.15  $297.33

     You would pay the following direct and indirect expenses on a $1,000 purchase payment assuming 1) 5% annual return on the underlying Portfolio and 2) that no contingent deferred sales charge would apply at the end of each time period because you either do not surrender your Contract or you elect to annuitize under a variable life contingency option(11):

                                             1 YEAR  3 YEARS  5 YEARS  10 YEARS
                                             ------  -------  -------  --------
Putnam International Stock Portfolio.......  $25.68  $ 78.87  $134.62  $285.96

EXAMPLE (NOTE: The examples below are hypothetical. Although we base them on the expenses shown in the expense table above, the examples are not representations of past or future performance or expenses. Actual performance and/or expenses may be more or less than shown.(10)) For purchase payments allocated to each of the portfolios indicated

     You would pay the following direct and indi- rect expenses on a $1,000 purchase payment assuming 1) 5% annual return on the under- lying Portfolio and 2) that a contingent deferred sales charge would apply at the end of each time period because you either sur- render your Contract or elect to annuitize under a non-life contingency option:

                                             1 YEAR  3 YEARS  5 YEARS  10 YEARS
                                             ------  -------  -------  --------
VIP Overseas Portfolio.....................  $83.59  $126.02  $170.15  $276.80
VIP Equity-Income Portfolio................   80.39   116.29   153.74   242.53

     You would pay the following direct and indirect expenses on a $1,000 purchase payment assuming 1) 5% annual return on the underlying Portfolio and 2) that no contingent deferred sales charge would apply at the end of each time period because you either do not surrender your Contract or you elect to annuitize under a variable life contingency option(11):

                                             1 YEAR  3 YEARS  5 YEARS  10 YEARS
                                             ------  -------  -------  --------
VIP Overseas Portfolio.....................  $23.58   $72.58  $124.14  $265.18
VIP Equity-Income Portfolio................   20.17    62.30   106.94   230.51

----------
NOTES:
(1) Premium tax charges are not shown. They range from 0% (in most states) to 3.5% of Contract Value (or if applicable purchase payments).

(2) We calculate the applicable Contingent Deferred Sales Charge as a percentage of Contract Value. The maximum possible charge, as a percentage of Contract Value, occurs in the first Contract Year and reduces after each Contract Year to 0% by the eleventh Contract Year.

(3) We reserve the right to impose a charge of $10 on each transfer in excess of four per year.

(4)  We do not impose this charge after annuitization.

(5) We do not impose these charges on the Fixed Account or after annuitization if annuity payments are made on a fixed basis.

(6) Without the applicable expense cap or expense deferral arrangement (described below), Total Series Operating Expenses for the year ended December 31, 1999 would have been: Salomon Brothers U.S. Government Series, .72%. In 1999, the management fee for the Loomis Sayles Small Cap Series was 1.00%, and Total Series Operating Expenses were capped at 1.00%. Without the expense cap, Total Series Operating Expenses would have been 1.10%.

     Our affiliate, New England Investment Management, Inc., is the investment adviser for the series of the Zenith Fund except for the Capital Growth Series. New England Investment Management voluntarily limits the expenses (other than brokerage costs, interest, taxes or extra-ordinary expenses) of certain series with either an expense cap or expense deferral arrangement. Under the expense cap, New England Investment Management bears expenses of the Loomis Sayles Small Cap Series that exceed 1.00% of average daily net assets. Under the expense deferral agreement, New England Investment Management bears expenses which exceed a certain limit, in the year the series incurs them and charges those expenses to the series in a future year if actual expenses of the series are below the limit. The limit on expenses for these Series are: .90% of average daily net assets for the Harris Oakmark Mid Cap Value, MFS Investors and MFS Research Managers Series; .70% of average daily net assets for the Salomon Brothers U.S. Government Series; and 1.30% of average daily net assets for Morgan Stanley International Magnum Equity Series. New England Investment Management may end these expense limits at any time.

(7) The Westpeak Stock Index Series and the Back Bay Advisors Managed Series are not Eligible Funds for Contracts purchased after May 1, 1995.

 (8) Metropolitan Life Insurance Company ("MetLife") is the investment adviser for the Portfolios of the Metropolitan Fund. The Portfolios pay investment management fees to MetLife and also bear other expenses.

 (9) Total annual expenses do not reflect certain expense reductions due to directed brokerage arrangements and custodian interest credits. If we included these reductions, total annual expenses would have been .56% for VIP Equity-Income Portfolio and .87% for VIP Overseas Portfolio.

      The investment adviser for VIP is Fidelity Management & Research Company ("FMR").

(10) In these examples, the average Administration Contract Charge of .07% has been used. (See (4), above.)

(11) The same would apply if you elect to annuitize under a fixed life contingency option unless your Contract has been in effect less than five years, in which case the expenses shown in the first three columns of the preceding example would apply. (See "Contingent Deferred Sales Charge.")

--------------------------------------------------------------------------------

                                   THE COMPANY

     The Company is a life insurance company and wholly-owned subsidiary of MetLife, Inc., a publicly traded company, whose principal office is at One Madison Avenue, New York, N.Y. 10010. The Company was organized in 1868 under the laws of the State of New York and has engaged in the life insurance business under its present name since 1868. It operates as a life insurance company in all 50 states, the District of Columbia, Puerto Rico and all provinces of Canada. The Company has approximately $420 billion of assets under management as of December 31, 1999 on a pro forma basis, including the acquisition of GenAmerica Corp.

     New England Life Insurance Company ("NELICO"), a subsidiary of the Company, provides administrative services for the Contracts and the Variable Account pursuant to an administrative services agreement with the Company. These administrative services include maintenance of Contract Owner records and accounting, valuation, regulatory and reporting services. NELICO, located at 501 Boylston Street, Boston, Massachusetts 02116, is the Company's Designated Office for receipt of Purchase Payments, loan repayments, requests and elections, and communications regarding death of the Annuitant, as further described below.

                       INVESTMENTS OF THE VARIABLE ACCOUNT

     Purchase payments applied to the Variable Account will be invested in one or more of the Eligible Funds listed below, at net asset value without deduction of any sales charge, in accordance with the selection you make in your application. You may change your selection of Eligible Funds for future purchase payments at any time without charge. (See "Requests and Elections.") You also may transfer previously invested amounts among the Eligible Funds, subject to certain conditions. (See "Transfer Privilege.") Your Contract Value may be distributed among no more than 10 accounts (including the Fixed Account) at any time. The Company reserves the right to add or remove Eligible Funds from time to time as investments for the Variable Account. See "Substitution of Investments."

     The investment objectives and policies of certain Eligible Funds are similar to the investment objectives and policies of other funds that may be managed by the same subadviser. The investment results of the Eligible Funds, however, may be higher or lower than the results of such other funds. There can be no assurance, and no representation is made, that the investment results of any of the Eligible Funds will be comparable to the investment results of any other fund, even if the other fund has the same subadviser.

NEW ENGLAND ZENITH FUND: Currently, there are twelve Series of the New England Zenith Fund that are Eligible Funds under the Contracts offered by this prospectus. TWO ADDITIONAL SERIES, THE BACK BAY ADVISORS MANAGED SERIES AND THE WESTPEAK STOCK INDEX SERIES, DESCRIBED BELOW, ARE ELIGIBLE FUNDS ONLY FOR CONTRACTS ISSUED BEFORE MAY 1, 1995.

BACK BAY ADVISORS MONEY MARKET SERIES

     The Back Bay Advisors Money Market Series investment objective is the highest possible level of current income consistent with preservation of capital. An investment in the Money Market Series is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Money Market Series seeks to maintain a net asset value of $100 per share, it is possible to lose money by investing in the Money Market Series.

BACK BAY ADVISORS BOND INCOME SERIES

     The Back Bay Advisors Bond Income Series investment objective is a high level of current income consistent with protection of capital.

SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SERIES

     The Salomon Brothers Strategic Bond Opportunities Series investment objective is a high level of total return consistent with preservation of capital.

SALOMON BROTHERS U.S. GOVERNMENT SERIES

     The Salomon Brothers U.S. Government Series investment objective is a high level of current income consistent with preservation of capital and maintenance of liquidity.

BACK BAY ADVISORS MANAGED SERIES

     The Back Bay Advisors Managed Series investment objective is a favorable total return through investment in a diversified portfolio.

BALANCED SERIES (FORMERLY LOOMIS SAYLES BALANCED SERIES)

     The Balanced Series investment objective is long-term total return from a combination of capital appreciation and current income.

ALGER EQUITY GROWTH SERIES

     The Alger Equity Growth Series investment objective is long-term capital appreciation.

CAPITAL GROWTH SERIES

     The Capital Growth Series investment objective is the long-term growth of capital through investment primarily in equity securities of companies whose earnings are expected to grow at a faster rate than the United States economy.

DAVIS VENTURE VALUE SERIES

     The Davis Venture Value Series investment objective is growth of capital.

HARRIS OAKMARK MID CAP VALUE SERIES (FORMERLY GOLDMAN SACHS MIDCAP VALUE
SERIES)

     The Harris Oakmark Mid Cap Value Series investment objective is long-term capital appreciation.

LOOMIS SAYLES SMALL CAP SERIES

     The Loomis Sayles Small Cap Series investment objective is long-term capital growth from investments in common stocks or their equivalents.

WESTPEAK GROWTH AND INCOME SERIES

     The Westpeak Growth and Income Series investment objective is long-term total return through investment in equity securities.

WESTPEAK STOCK INDEX SERIES

     The Westpeak Stock Index Series investment objective is investment results that correspond to the composite price and yield performance of the S&P 500 Index.

MORGAN STANLEY INTERNATIONAL MAGNUM EQUITY SERIES

     The Morgan Stanley International Magnum Equity Series investment objective is long-term capital appreciation through investment primarily in international equity securities. In addition to the risks associated with equity securities generally, foreign securities present additional risks.

     WE INTEND TO SUBSTITUTE SHARES OF THE METROPOLITAN PUTNAM INTERNATIONAL STOCK PORTFOLIO FOR SHARES OF THIS ELIGIBLE FUND ONCE WE RECEIVE NECESSARY REGULATORY APPROVALS (CURRENTLY ANTICIPATED DURING THE FOURTH QUARTER OF 2000).

METROPOLITAN SERIES FUND, INC.: Currently, there is one Portfolio of the Metropolitan Fund that is an Eligible Fund under the Contracts.

PUTNAM INTERNATIONAL STOCK PORTFOLIO*

     The Putnam International Stock Portfolio's investment objective is long-term growth of capital.

VARIABLE INSURANCE PRODUCTS FUND: Currently, there are two Portfolios of VIP that are Eligible Funds under the Contracts.

VIP OVERSEAS PORTFOLIO

     The VIP Overseas Portfolio seeks long-term growth of capital. Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market or economic developments and can perform differently than the U.S. market.

VIP EQUITY-INCOME PORTFOLIO

     The VIP Equity-Income Portfolio seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund seeks a yield which exceeds the composite yield on the securities comprising the S&P 500.

----------
* Availability of this Portfolio is subject to any necessary state insurance department approvals.

INVESTMENT ADVICE

     The Capital Growth Series receives investment advice from Capital Growth Management Limited Partnership ("CGM"), an affiliate of NELICO. NEIM, which is an indirect, wholly-owned subsidiary of NELICO, is the investment adviser for the remaining series of the Zenith Fund. The chart below shows the sub-adviser for each series of the Zenith Fund. NEIM, CGM and each sub-adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940.

Series                                                  Sub-Adviser
--------                                                -----------
Back Bay Advisors Money Market Series  Back Bay Advisors, L.P.*
Back Bay Advisors Bond Income Series   Back Bay Advisors, L.P.*
Salomon Brothers Strategic Bond
 Opportunities Series                  Salomon Brothers Asset Management Inc***
Salomon Brothers U.S. Government
 Series                                Salomon Brothers Asset Management Inc
Back Bay Advisors Managed Series       Back Bay Advisors, L.P.*
Balanced Series                        Wellington Management Company, LLP.
Alger Equity Growth Series             Fred Alger Management, Inc.
Davis Venture Value Series             Davis Selected Advisers, L.P.**
Harris Oakmark Mid Cap Value Series    Harris Associates L.P.*
Loomis Sayles Small Cap Series         Loomis, Sayles & Company, L.P.*
Westpeak Growth and Income Series      Westpeak Investment Advisors, L.P.*
Westpeak Stock Index Series            Westpeak Investment Advisors, L.P.*
Morgan Stanley International Equity    Morgan Stanley Dean Witter Investment
 Series                                 Management Inc.

----------
*    An affiliate of NELICO

** Davis Selected may also delegate any of its responsibilities to Davis Selected Advisers-NY, Inc., a wholly-owned subsidiary of Davis Selected.

*** In connection with Salomon Brothers Asset Management's service as sub-adviser to the Strategic Bond Opportunities Series, Salomon Brothers' London-based affiliate, Salomon Brothers Asset Management Limited, provides certain sub-advisory services to Salomon Brothers Asset Management Inc.

     In the case of the Back Bay Advisors Money Market Series, Back Bay Advisors Bond Income Series, Back Bay Advisors Managed Series, Westpeak Stock Index Series, Westpeak Growth and Income Series, Harris Oakmark Mid Cap Value Series, and Loomis Sayles Small Cap Series, New England Investment Management became the adviser on May 1, 1995. The Harris Oakmark Mid Cap Value Series' subadviser was Loomis, Sayles until May 1, 1998, when Goldman Sachs Asset Management, a separate operating division of Goldman Sachs & Co., became the subadviser. Harris Associates became the sub-adviser on May 1, 2000. The Balanced Series' sub-adviser was Loomis, Sayles until May 1, 2000, when Wellington Management Company became the subadviser.

     More complete information on each Series of the Zenith Fund is contained in the attached New England Zenith Fund prospectus, which you should read carefully before investing, as well as in the New England Zenith Fund's Statement of Additional Information, which may be obtained free of charge by writing to New England Securities, 399 Boylston St., Boston, Massachusetts, 02116 or telephoning 1-800-356-5015.

     MetLife is the investment adviser for the Metropolitan Series Fund Portfolio. Putnam Investment Management, Inc. is the sub-investment manager of the Putnam International Stock Portfolio. For more information regarding the investment adviser and sub-investment manager of the Metropolitan Series Fund Portfolio, see the Metropolitan Series Fund prospectus attached at the end of this prospectus and its Statement of Additional Information.

     The VIP Overseas Portfolio and the VIP Equity-Income Portfolio receive investment advice from Fidelity Management & Research Company. More complete information on the VIP Equity-Income and VIP Overseas Portfolios of the Variable Insurance Products Fund is contained in the attached prospectus of that Fund, which you should read carefully before investing, as well as in the Variable Insurance Products Fund's Statement of Additional Information, which may be obtained free of charge by writing to Fidelity Distributors Corporation, 82 Devonshire Street, Boston, Massachusetts, 02109 or telephoning 1-800-356-5015.

     You can also get information about the Zenith Fund, Metropolitan Fund or the VIP Fund (including a copy of the SAI) by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

     An investment adviser or affiliates thereof may compensate NELICO and/or certain affiliates for administrative, distribution, or other services relating to Eligible Funds. This compensation is based on assets of the Eligible Funds attributable to the Contracts and certain other variable insurance products that we and our affiliates issue. Some advisers and/or affiliates may pay us more than others. New England Securities may also receive brokerage commissions on securities transactions initiated by an investment adviser.

SUBSTITUTION OF INVESTMENTS

     If investment in the Eligible Funds or a particular Series or Portfolio is no longer possible or in the judgment of the Company becomes inappropriate for the purposes of the Contract or for any other reason in our sole discretion, the Company may substitute another Eligible Fund or Funds without your consent. The substituted fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future purchase payments, or both. However, no such substitution will be made without any necessary approval of the Securities and Exchange Commission. Furthermore, we may close sub-accounts to allocation of purchase payments or Contract Value, or both, at any time in our sole discretion.

TRANSFER PRIVILEGE

     Add this information to the first paragraph.

     Currently, the Company intends to allow one additional transfer, for policy credits the Company has applied to the Back Bay Advisors Money Market Series pursuant to the demutualization plan.

     The Metropolitan Fund may restrict or refuse purchases or redemptions of shares in their Portfolios as a result of certain market timing activities. You should read the prospectus of this Eligible Fund for more details.

                 RETIREMENT PLANS OFFERING FEDERAL TAX BENEFITS

     The Federal tax laws provide for a variety of retirement plans offering tax benefits. These plans, which may be funded through the purchase of the individual variable annuity contracts offered in this prospectus, include:

          1. Plans qualified under Section 401(a), 401(k), or 403(a) of the Code ("Qualified Plans") (At this time, the Contracts are only available on a limited basis to plans qualified under Section 401(k). Contracts are not being offered to 401(k) plans unless such plans already own Contracts on participants.);

          2. Annuity purchase plans adopted by public school systems and certain tax-exempt organizations pursuant to Section 403(b) of the Code ("TSA Plans") which are funded solely by salary reduction contributions and which are not otherwise subject to ERISA. (The Contracts are no longer being offered through TSA Plans that are subject to ERISA.);

          3. Individual retirement accounts adopted by or on behalf of individuals pursuant to Section 408(a) of the Code and individual retirement annuities purchased pursuant to Section 408(b) of the Code (both of which may be referred to as "IRAs"), including simplified employee pension plans, which are specialized IRAs that meet the requirements of
     Section 408(k) of the Code ("SEPs" and "SARSEPs"). SARSEPs are only allowed if owned prior to January 1, 1999;

          4. Roth Individual Retirement Accounts under Section 408A of the Code ("Roth IRAs"). (In some states Roth IRAs are available under this Contract only if you have an existing IRA.)

          5. Eligible deferred compensation plans (within the meaning of Section 457 of the Code) for employees of state and local governments and tax-exempt organizations ("Section 457 Plans"); and

          6. Governmental plans (within the meaning of Section 414(d) of the Code) for governmental employees, including Federal employees ("Governmental Plans").

     An investor should consult a qualified tax or other advisor as to the suitability of a Contract as a funding vehicle for retirement plans qualifying for tax benefited treatment, as to the rules underlying such plans and as to the state and Federal tax aspects of such plans. At this time, the Contracts are not being offered to plans qualified under Section 401(k) of the Code unless such plans already own Contracts on participants, and are no longer being offered through TSA Plans that are subject to ERISA. The Company will not provide all the administrative support appropriate for 401(k) plans or TSA Plans subject to ERISA. Accordingly, the Contract should NOT BE PURCHASED FOR USE WITH SUCH PLANS.

     For any tax qualified account e.g. 401(k) plan or IRA, the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring an annuity contract within a qualified plan.

     A summary of the Federal tax laws regarding contributions to, and distributions from, the above tax benefited retirement plans may be found below under the heading "Special Rules for Annuities Purchased for Annuitants Under Retirement Plans Qualifying for Tax Benefited Treatment." It should be understood that should a tax benefited retirement plan lose its qualification for tax-exempt status, employees will lose some of the tax benefits described herein.

     In the case of certain TSA Plans under Section 403(b)(1) of the Code, IRAs purchased under Section 408(b) of the Code and Roth IRAs under Section 408A of the Code, the individual variable annuity contracts offered in this prospectus comprise the retirement "plan" itself. These Contracts will be endorsed, if necessary, to comply with Federal and state legislation governing such plans, and such endorsements may alter certain Contract provisions described in this prospectus. Refer to the Contracts and any endorsements for more complete information.

                            FEDERAL INCOME TAX STATUS

     The following discussion is intended as a general description of the Federal income tax aspects of the Contracts. It is not intended as tax advice. For more complete information, you should consult a qualified tax advisor.

TAX STATUS OF THE COMPANY AND THE VARIABLE ACCOUNT

     The Company is taxed as a life insurance company under the Code. The Variable Account and its operations are part of the Company's total operations and are not taxed separately. Under current law no taxes are payable by the Company on the investment income and capital gains of the Variable Account. Such income and gains will be retained in the Variable Account and will not be taxable until received by the Annuitant or the Beneficiary in the form of annuity payments or other distributions.

     The Contracts provide that the Company may make a charge against the assets of the Variable Account as a reserve for taxes which may relate to the operations of the Variable Account.

TAXATION OF THE CONTRACTS

     The variable annuity contracts described in this prospectus are considered annuity contracts the taxation of which is governed by the provisions of Section 72 of the Code. As a general proposition, Contract Owners are not subject to current taxation on increases in the value of the Contracts resulting from earnings or gains on the underlying mutual fund shares until they are received by the Annuitant or Beneficiary in the form of distributions or annuity payments. (Exceptions to this rule are discussed below under "Special Rules for Annuities Used by Individuals or with Plans and Trusts Not Qualifying Under the Code for Tax Benefited Treatment.")

     Under the general rule of Section 72, to the extent there is an "investment" in the Contract, a portion of each annuity payment is excluded from gross income as a return of such investment. The balance of each annuity payment is includible in gross income and taxable as ordinary income. Once the "investment" in a contract has been fully recovered, the entire amount of each annuity payment is includible in gross income and taxable as ordinary income. In general, earnings on all contributions to the Contract and contributions made to a Contract which are deductible by the contributor will not constitute an "investment" in the Contract under Section 72.

(A) SPECIAL RULES FOR ANNUITIES PURCHASED FOR ANNUITANTS UNDER RETIREMENT PLANS QUALIFYING FOR TAX BENEFITED TREATMENT

     Set forth below is a summary of the Federal tax laws applicable to contributions to, and distributions from, retirement plans that qualify for Federal tax benefits. Such plans are defined above under the heading "Retirement Plans Offering Federal Tax Benefits." You should understand that the following summary does not include everything you need to know regarding such tax laws.

     The Code provisions and the rules and regulations thereunder regarding retirement trusts and plans, the documents which must be prepared and executed and the requirements which must be met to obtain favorable tax treatment for them are very complex. Some retirement plans are subject to distribution and other requirements that are not incorporated into our Contract administration procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law. An Owner's rights under this Contract may be limited by the terms of the retirement plan with which it is used. A person contemplating the purchase of a Contract for use with a retirement plan qualifying for tax benefited treatment under the Code should consult a qualified tax advisor as to all applicable Federal and state tax aspects of the Contracts and, if applicable, as to the suitability of the Contracts as investments under ERISA.

(i)  Plan Contribution Limitations

     Statutory limitations on contributions to retirement plans that qualify for federal tax benefits may limit the amount of money that may be contributed to the Contract in any Contract Year. Any purchase payments attributable to such contributions may be tax deductible to the employer and are not currently taxable to the Annuitants for whom the Contracts are purchased. The contributions to the Contract and any increase in Contract Value attributable to such contributions are not subject to taxation until payments from the Contract are made to the Annuitant or his/her Beneficiaries.

TSA PLANS

     Purchase payments attributable to TSA Plans are not includible within the Annuitant's income to the extent such purchase payments do not exceed certain statutory limitations, including the "exclusion allowance." The exclusion allowance is a calculation which takes into consideration the Annuitant's includible compensation, number of years of service, and prior years of contributions. For more information, the Annuitant should obtain a copy of IRS Publication 571 on TSA Programs for Employees of Public Schools and Certain Tax Exempt Organizations WHICH WILL BETTER ASSIST THE ANNUITANT IN CALCULATING THE EXCLUSION ALLOWANCE AND OTHER LIMITATIONS TO WHICH HE OR SHE MAY BE SUBJECT FOR ANY GIVEN TAX YEAR. ANY PURCHASE PAYMENTS ATTRIBUTABLE TO PERMISSIBLE CONTRIBUTIONS UNDER CODE SECTION 403(B) (AND EARNINGS THEREON) ARE NOT TAXABLE TO THE ANNUITANT UNTIL AMOUNTS ARE DISTRIBUTED FROM THE CONTRACT. HOWEVER, THESE PAYMENTS MAY BE SUBJECT TO FICA (SOCIAL SECURITY) AND MEDICARE TAXES.

IRAS, SEPS, SARSEPS

     The maximum tax deductible purchase payment which may be contributed each year to an IRA is the lesser of $2,000 or 100 percent of includible compensation if the taxpayer is not covered under an employer plan. A spousal IRA is available if the taxpayer and spouse file a joint return and the spouse is not yet age 70 1/2. The maximum tax deductible purchase payment which a taxpayer may make to a spousal IRA is $2,000. If covered under an employer plan, taxpayers are permitted to make deductible purchase payments; however, for 2000, the deductions are phased out and eventually eliminated, on a pro rata basis, for adjusted gross income between $32,000 and $42,000 for an individual, between $52,000 and $62,000 for the covered spouse of a married couple filing jointly, between $150,000 and $160,000 for the non-covered spouse of a married couple filing jointly, and between $0 and $10,000 for a married person filing separately. A taxpayer may also make nondeductible purchase payments. However, the total of deductible and nondeductible purchase payments may not exceed the limits described above for deductible payments. An IRA is also the vehicle that receives contributions to SEPs and SARSEPs. Maximum contributions (including elective deferrals) to SEPs and SARSEPs are currently limited to the lesser of 15% of compensation (generally up to $170,000 for 2000) or $30,000. For more information concerning the contributions to IRAs, SEPs and SARSEPs, you should obtain a copy of IRS Publication 590 on Individual Retirement Accounts. IN ADDITION TO THE ABOVE, AN INDIVIDUAL MAY MAKE A "ROLLOVER" CONTRIBUTION INTO AN IRA WITH THE PROCEEDS OF CERTAIN DISTRIBUTIONS (AS DEFINED IN THE CODE) FROM A QUALIFIED PLAN.

ROTH IRAS

     In some states Roth IRAs are available under this Contract, subject to the following limitations.

     Eligible individuals can contribute to a Roth IRA. Contributions to a Roth IRA are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax and other special rules may apply. The maximum purchase payment which may be contributed each year to a Roth IRA is the lesser of $2,000 or 100 percent of includible compensation. A spousal Roth IRA is available if the taxpayer and spouse file a joint return. The maximum purchase payment that a taxpayer may make to a spousal Roth IRA is $2,000. Except in the case of a rollover or a transfer, no more than $2,000 can be contributed in aggregate to all IRAs and Roth IRAs of either spouse during any tax year. The Roth IRA contribution may be limited to less than $2,000 depending on the taxpayer's adjusted gross income ("AGI"). The maximum contribution begins to phase out if the taxpayer is single and the taxpayer's AGI is more than $95,000 or if the taxpayer is married and files a joint tax return and the taxpayer's AGI is more than $150,000. The taxpayer may not contribute to a Roth IRA if the taxpayer's AGI is over $110,000 (if the taxpayer is single), $160,000 (if the taxpayer is married and files a joint tax return), or $10,000 (if the taxpayer is married and files separate tax returns). You should consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. To use the Contract in connection with a Roth IRA, you must have an existing Contract that was issued in connection with an IRA.

SECTION 457 PLANS

     Generally, under a Section 457 Plan, an employee or executive may defer income under a written agreement in an amount equal to the lesser of 33 1/3% of includible compensation or $8,000. The amounts so deferred (including earnings thereon) by an employee or executive electing to contribute to a Section 457 Plan are includible in gross income only in the tax year in which such amounts are paid or made available to that employee or executive or his/her Beneficiary. With respect to a Section 457 Plan for a nonprofit organization other than a governmental entity, (i) once contributed to the plan, any Contracts purchased with employee contributions remain the sole property of the employer and may be subject to the general creditors of the employer and (ii) the employer retains all ownership rights to the Contract including voting and redemption rights which may accrue to the Contract(s) issued under the plan. The plans may permit participants to specify the form of investment for their deferred compensation account. Depending on the terms of the particular plan, a non-governmental employer may be entitled to draw on deferred amounts for purposes unrelated to its Section 457 Plan obligations.

QUALIFIED PLANS

     Code section 401(a) permits employers to establish various types of retirement plans for employees and permits self-employed individuals to establish retirement plans for themselves and their employees. These retirement plans may permit the purchase of the Contracts to accumulate retirement savings under the plans. Adverse tax consequences to the plan, to the participant or to both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments.

(ii) Distributions from the Contract

MANDATORY WITHHOLDING ON CERTAIN DISTRIBUTIONS

     Distributions called "eligible rollover distributions" from Qualified Plans and from many TSA Plans are subject to mandatory withholding by the plan or payor at the rate of 20%. An eligible rollover distribution is the taxable portion of any distribution from a Qualified Plan or a TSA Plan, except for certain distributions such as distributions required by the Code or in a specified annuity form. After December 31, 1999 permissible hardship withdrawals from TSA and 401(k) plans will no longer be treated as an "eligible rollover distribution." Withholding can be avoided by arranging a direct transfer of the eligible rollover distribution to a Qualified Plan, TSA or IRA.

QUALIFIED PLANS, TSA PLANS, IRAS, ROTH IRAS, SEPS, SARSEPS AND GOVERNMENTAL
PLANS

     Payments made from the Contracts held under a Qualified Plan, TSA Plan, IRA, SEP, SARSEP or Governmental Plan are taxable under Section 72 of the Code as ordinary income, in the year of receipt. Any amount received in surrender of all or part of the Contract Value prior to annuitization will, subject to restrictions and penalties discussed below, also be included in income in the year of receipt. If there is any "investment in the Contract," a portion of each amount received is excluded from gross income as a return of such investment. Distributions or withdrawals prior to age 59 1/2 may be subject to a penalty tax of 10% of the amount includible in income. This penalty tax does not apply: (i) to distributions of excess contributions or deferrals; (ii) to distributions made on account of the Annuitant's death, retirement, disability or early retirement at or after age 55; (iii) when distribution from the Contract is in the form of an annuity over the life or life expectancy of the Annuitant (or joint lives or life expectancies of the Annuitant and his or her Beneficiary); or (iv) when distribution is made pursuant to a qualified domestic relations order. In the case of IRAs, SEPs and SARSEPS, the exceptions for distributions on account of early retirement at or after age 55 or made pursuant to a qualified domestic relations order do not apply but other exceptions may apply. A tax-free rollover may be made once each year among individual retirement arrangements subject to the conditions and limitations described in the Code.

     Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

     If the Annuitant dies before distributions begin, distributions must be completed within five years after death, unless payments begin within one year after death and are made over a period not extending beyond the life (or life expectancy) of the Beneficiary. Except under a Roth IRA, if the Annuitant's spouse is the Beneficiary, distributions need not begin until the Annuitant would have reached age 70 1/2. If the Annuitant dies after annuity payments have begun, payments must continue to be made at least as rapidly as payments made before death.

     With respect to TSA Plans, elective contributions to the Contract made after December 31, 1988 and any increases in Contract Value after that date may not be distributed prior to attaining age 59 1/2, termination of employment, death or disability. Contributions (but not earnings) made after December 31, 1988 may also be distributed by reason of financial hardship. These restrictions on withdrawal will not apply to the Contract Value as of December 31, 1988. These restrictions are not expected to change the circumstances under which transfers to other investments which qualify for tax free treatment under
Section 403(b) of the Code may be made.

     Except under a Roth IRA, annuity payments, periodic payments or annual distributions must generally commence by April 1 of the calendar year following the year in which the Annuitant attains age 70 1/2. In the case of a Qualified Plan or a Governmental Plan, if the Annuitant is not a "five-percent owner" as defined in the Code, these distributions must begin by the later of the date determined by the preceding sentence or the year in which the Annuitant retires. Each annual distribution must equal or exceed a "minimum distribution amount" which is determined by minimum distribution rules under the plan. A penalty tax of up to 50% of the amount which should be distributed may be imposed by the IRS for failure to distribute the required minimum distribution amount. The Company currently waives the Contingent Deferred Sales Charge on distributions that are intended to satisfy required minimum distributions, calculated as if this Contract were the participant's only retirement plan asset. This waiver only applies if the required minimum distribution exceeds the free withdrawal amount and no previous surrenders were made during the Contract Year. Rules regarding required minimum distributions apply to IRAs (including SEP and SARSEPs), Qualified Plans, TSA Plans and Governmental Plans.

     Other restrictions with respect to election, commencement, or distribution of benefits may apply under the Contracts or under the terms of the Qualified Plans in respect of which the Contracts are issued.

SECTION 457 PLANS

     When a distribution under a Contract held under a Section 457 Plan is made to the Annuitant, such amounts are taxed as ordinary income in the year in which received. The plan must not permit distributions prior to the Annuitant's separation from service (except in the case of unforeseen emergency).

     Generally, annuity payments, periodic payments or annual distributions must commence by April 1 of the calendar year following the year in which the Annuitant attains age 70 1/2 and meet other distribution requirements. Minimum distributions under a Section 457 Plan may be further deferred if the Annuitant remains employed with the sponsoring employer. Each annual distribution must equal or exceed a "minimum distribution amount" which is determined by distribution rules under the plan. If the Annuitant dies before distributions begin, the same special distribution rules generally apply in the case of
Section 457 Plans as apply in the case of Qualified Plans, TSA Plans, IRAs, SEPs, SARSEPs and Governmental Plans. These rules are discussed above in the immediately preceding section of this prospectus. An exception to these rules provides that if the beneficiary is other than the Annuitant's spouse, distribution must be completed within 15 years of death, regardless of the beneficiary's life expectancy.

(B) SPECIAL RULES FOR ANNUITIES USED BY INDIVIDUALS OR WITH PLANS AND TRUSTS NOT QUALIFYING UNDER THE CODE FOR TAX BENEFITED TREATMENT

     For a Contract held by an individual, any increase in the accumulated value of the Contract is generally not taxable until amounts are received, either in the form of annuity payments as contemplated by the Contract or in a full or partial lump sum settlement of the Company's obligations to the Contract Owner.

     Under Section 72(u) of the Code, however, Contracts held by other than a natural person (i.e. those held by a corporation or certain trusts) generally will not be treated as an annuity contract for Federal income tax purposes. This means a Contract Owner who is not a natural person will have to include in income any increase during the taxable year in the accumulated value over the investment in the Contract.

     Section 817(h) of the Code requires the investments of the Variable Account to be "adequately diversified" in accordance with Treasury Regulations. Failure to do so means the variable annuity contracts described herein will cease to qualify as annuities for Federal income tax purposes. Regulations specifying the diversification requirements have been issued by the Department of the Treasury, and the Company believes it complies fully with these requirements.

     In certain circumstances, owners of variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate accounts used to support their contracts. In those circumstances, income and gains from the separate account assets would be includible in the variable contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The ownership rights under the Contract are similar to, but also different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of separate account assets. For example, a Contract Owner has additional flexibility in allocating premium payments and account values. These differences could result in a Contract Owner being treated as the owner of a pro rata portion of the assets of the Variable Account. In addition, the Company does not know what standards will be set forth, if any, in regulations or rulings which the Treasury Department may issue. The Company therefore reserves the right to modify the Contract as necessary to attempt to prevent a Contract Owner from being considered the owner of a pro rata share of the assets of the Variable Account.

     Any amount received in a surrender of all or part of the Contract Value (including an amount received as a systematic withdrawal) prior to annuitization will be included in gross income to the extent of any increases in the value of the Contract resulting from earnings or gains on the underlying mutual fund shares.

     The Code also imposes a ten percent penalty tax on amounts received under a Contract, before or after annuitization, which are includible in gross income. The penalty tax will not apply to any amount received under the Contract (1) after the Contract Owner has attained age 59 1/2, (2) after the death of the Contract Owner, (3) after the Contract Owner has become totally and permanently disabled, (4) as one of a series of substantially equal periodic payments made for the life (or life expectancy) of the Contract Owner or the joint lives (or life expectancies) of the Contract Owner and a Beneficiary, (5) if the Contract is purchased under certain types of retirement plans or arrangements, (6) allocable to investments in the Contract before August 14, 1982, or (7) if the Contract is an immediate annuity contract.

     In the calculation of any increase in value for contracts entered into after October 4, 1988, all annuity contracts issued by the Company or its affiliates to the same Contract Owner within a calendar year will be treated as one contract.

     If a Contract Owner or Annuitant dies, the tax law requires certain distributions from the Contract. (See "Payment on Death Prior to Annuitization" in the April 30, 1999 prospectus.) Generally, such amounts are includible in the income of the recipient as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full surrender as described above; or (2) if distributed under an Annuity Option, they are taxed in the same manner as Annuity payments, as described above. For these purposes, the investment in the Contract is not affected by the Contract Owner's (or Annuitant's) death. That is, the investment in the Contract remains the amount of any purchase payments paid which were not excluded from gross income.

     A transfer of ownership of a Contract, the designation of an Annuitant, Payee or other Beneficiary who is not also an Owner, the selection of certain Maturity Dates, or the exchange of a Contract may result in certain tax consequences that are not discussed herein. Anyone contemplating any such designation, transfer, assignment, selection, or exchange should contact a competent tax advisor with respect to the potential tax effects of such a transaction.

PAYMENT ON DEATH

     Death Proceeds are taxable and generally are included in the income of the recipient as follows:

     . If received under an annuity payment option, they are taxed in the same manner as annuity payments.

     . If distributed in a lump sum, they are taxed in the same manner as a full surrender.

TAX WITHHOLDING

     The Code and the laws of certain states require tax withholding on distributions made under annuity contracts, unless the recipient has made an election not to have any amount withheld. The Company provides recipients with an opportunity to instruct it as to whether taxes are to be withheld.

POSSIBLE CHANGES IN TAXATION

     Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective prior to the date of the change). A tax adviser should be consulted with respect to legislative developments and their effect on the Contract.

--------------------------------------------------------------------------------

                            ACCUMULATION UNIT VALUES

     Financial statements for the Variable Account and Metropolitan Life Insurance Company are included in the Statement of Additional Information, a copy of which can be obtained by writing to New England Securities Corporation at 399 Boylston Street, Boston, Massachusetts 02116 or telephoning 1-800-356-5015. Set forth below are accumulation unit values for Sub-accounts of the Variable Account.

                            ACCUMULATION UNIT VALUES
          (FOR AN ACCUMULATION UNIT OUTSTANDING THROUGHOUT THE PERIOD)

                        THE NEW ENGLAND VARIABLE ACCOUNT
                         CONDENSED FINANCIAL INFORMATION

                  BACK BAY
                  ADVISORS
                   MONEY
                   MARKET
                    SUB-
                  ACCOUNT
                  --------
                  9/29/88*  1/1/89     1/1/90     1/1/91     1/1/92     1/1/93     1/1/94     1/1/95     1/1/96     1/1/97
                     TO       TO         TO         TO         TO         TO         TO         TO         TO         TO
                  12/31/88 12/31/89   12/31/90   12/31/91   12/31/92   12/31/93   12/31/94   12/31/95   12/31/96   12/31/97
                  -------- --------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period.......    1.384      1.408      1.518      1.620      1.697      1.738      1.766      1.811      1.889      1.959
2. Accumulation
   Unit Value at
   end of
   period.......    1.408      1.518      1.620      1.697      1.738      1.766      1.811      1.889      1.959      2.036
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period.......  915,605  7,661,069 21,629,006 26,332,938 26,759,532 25,016,975 30,220,356 33,015,018 33,412,517 26,785,902

                    1/1/98     1/1/99
                      TO         TO
                   12/31/98   12/31/99
                  ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period.......       2.036      2.114
2. Accumulation
   Unit Value at
   end of
   period.......       2.114      2.190
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period.......  33,716,959 36,481,209

                  BACK BAY                  SALOMON
                  ADVISORS                 BROTHERS
                    BOND                   STRATEGIC
                   INCOME                    BOND
                    SUB-                 OPPORTUNITIES
                  ACCOUNT                 SUB-ACCOUNT
                  --------           ---------------------
                  10/5/88*  1/1/89     1/1/90     1/1/91     1/1/92     1/1/93     1/1/94     1/1/95     1/1/96     1/1/97
                     TO       TO         TO         TO         TO         TO         TO         TO         TO         TO
                  12/31/88 12/31/89   12/31/90   12/31/91   12/31/92   12/31/93   12/31/94   12/31/95   12/31/96   12/31/97
                  -------- --------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period.......    1.631      1.634      1.810      1.930      2.247      2.398      2.664      2.540      3.037      3.134
2. Accumulation
   Unit Value at
   end of
   period.......    1.634      1.810      1.930      2.247      2.398      2.664      2.540      3.037      3.134      3.429
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period.......  299,002  4,287,540 10,139,527 17,797,335 28,871,719 41,939,487 41,657,182 42,231,987 41,138,874 37,260,367

                    1/1/98     1/1/99     10/31/94*    1/1/95*    1/1/96     1/1/97     1/1/98     1/1/99
                      TO         TO          TO          TO         TO         TO         TO         TO
                   12/31/98   12/31/99    12/31/94    12/31/95   12/31/96   12/31/97   12/31/98   12/31/99
                  ---------- ---------- ------------- --------- ---------- ---------- ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period.......       3.429      3.689       1.000       0.984      1.159      1.307      1.433      1.442
2. Accumulation
   Unit Value at
   end of
   period.......       3.689      3.622       0.984       1.159      1.307      1.433      1.442      1.443
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period.......  38,630,894 32,707,422   1,124,133   6,132,563 15,034,554 23,074,669 24,945,159 20,278,882

----------
*    Date these sub-accounts were first available.

                   SALOMON
                   BROTHERS                                                      BACK BAY
                     U.S.                                                        ADVISORS
                  GOVERNMENT                                                      MANAGED
                     SUB-                                                          SUB-
                   ACCOUNT                                                       ACCOUNT**
                  ----------                                                     ---------
                  10/31/94*   1/1/95    1/1/96    1/1/97     1/1/98     1/1/99   9/21/88*   1/1/89     1/1/90     1/1/91
                      TO        TO        TO        TO         TO         TO        TO        TO         TO         TO
                   12/31/94  12/31/95  12/31/96  12/31/97   12/31/98   12/31/99  12/31/88  12/31/89   12/31/90   12/31/91
                  ---------- --------- --------- --------- ---------- ---------- --------- --------- ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period.......     1.000       1.004     1.139     1.161      1.242      1.319    1.042      1.063      1.250      1.272
2. Accumulation
   Unit Value at
   end of
   period.......     1.004       1.139     1.161     1.242      1.319      1.304    1.063      1.250      1.272      1.508
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period.......   910,020   4,495,184 5,785,148 8,616,135 12,796,204 10,314,952  731,349  9,179,207 18,099,540 26,478,398

                    1/1/92     1/1/93     1/1/94     1/1/95     1/1/96     1/1/97     1/1/98     1/1/99
                      TO         TO         TO         TO         TO         TO         TO         TO
                   12/31/92   12/31/93   12/31/94   12/31/95   12/31/96   12/31/97   12/31/98   12/31/99
                  ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period.......       1.508      1.588      1.733      1.691      2.190      2.485      3.103      3.664
2. Accumulation
   Unit Value at
   end of
   period.......       1.588      1.733      1.691      2.190      2.485      3.103      3.664      3.975
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period.......  41,588,546 60,696,659 61,961,278 56,145,463 52,130,165 48,490,618 42,358,784 37,391,028

                                                                                         ALGER
                                                                                        EQUITY
                      BALANCED                                                          GROWTH
                        SUB-                                                             SUB-
                       ACCOUNT                                                          ACCOUNT
                      ---------                                                        ---------
                      10/31/94    1/1/95    1/1/96*     1/1/97     1/1/98     1/1/99   10/31/94*   1/1/95     1/1/96     1/1/97
                         TO         TO         TO         TO         TO         TO        TO         TO         TO         TO
                      12/31/94   12/31/95   12/31/96   12/31/97   12/31/98   12/31/99  12/31/94   12/31/95   12/31/96   12/31/97
                      --------- ---------- ---------- ---------- ---------- ---------- --------- ---------- ---------- ----------
1. Accumulation Unit
   Value at
   beginning of
   period.......          1.000      0.997      1.227      1.415      1.622      1.747     1.000      0.956      1.402      1.566
2. Accumulation
   Unit Value at
   end of
   period.......          0.997      1.227      1.415      1.622      1.747      1.636     0.956      1.402      1.566      1.941
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period.......      1,736,189 10,987,597 20,107,324 28,677,041 30,824,135 27,038,754 1,857,319 24,163,685 40,025,594 44,518,891

                        1/1/98     1/1/99
                          TO         TO
                       12/31/98   12/31/99
                      ---------- ----------
1. Accumulation Unit
   Value at
   beginning of
   period.......           1.941      2.829
2. Accumulation
   Unit Value at
   end of
   period.......           2.829      3.744
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period.......      49,255,773 60,072,409

                                      DAVIS
                 CAPITAL             VENTURE
                  GROWTH              VALUE
                   SUB-               SUB-
                 ACCOUNT             ACCOUNT
                 --------           ---------
                 9/16/88*  1/1/89     1/1/90     1/1/91     1/1/92     1/1/93     1/1/94     1/1/95     1/1/96     1/1/97
                    TO       TO         TO         TO         TO         TO         TO         TO         TO         TO
                 12/31/88 12/31/89   12/31/90   12/31/91   12/31/92   12/31/93   12/31/94   12/31/95   12/31/96   12/31/97
                 -------- --------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
1. Accumulation
   Unit Value
   at beginning
   of period....   4.645      4.612      5.950      5.666      8.608      7.978      9.050      8.298     11.300     13.496
2. Accumulation
   Unit Value
   at end of
   period.......   4.612      5.950      5.666      8.608      7.978      9.050      8.298     11.300     13.496     16.442
3. Number of
   Accumulation
   Units
   outstanding
   at end
   of period.... 439,393  5,337,778 12,591,788 21,719,884 33,645,983 40,091,665 43,592,961 41,663,900 41,363,155 40,200,592

                   1/1/98     1/1/99   10/31/94*   1/1/95     1/1/96     1/1/97     1/1/98     1/1/99
                     TO         TO        TO         TO         TO         TO         TO         TO
                  12/31/98   12/31/99  12/31/94   12/31/95   12/31/96   12/31/97   12/31/98   12/31/99
                 ---------- ---------- --------- ---------- ---------- ---------- ---------- ----------
1. Accumulation
   Unit Value
   at beginning
   of period....     21.752     16.442     1.000      0.963      1.323      1.643      2.163      2.442
2. Accumulation
   Unit Value
   at end of
   period.......     24.831     21.752     0.963      1.323      1.643      2.163      2.442      2.831
3. Number of
   Accumulation
   Units
   outstanding
   at end
   of period.... 33,502,039 38,236,116 3,499,719 19,608,688 34,997,024 53,997,107 58,765,470 57,370,889

----------
*    Date these sub-accounts were first available.

** These sub-accounts are only available through Contracts purchased prior to May 1, 1995.

                   HARRIS
                   OAKMARK                         WESTPEAK                                    LOOMIS
                   MID CAP                          GROWTH                                     SAYLES
                    VALUE                         AND INCOME                                  SMALL CAP
                    SUB-                             SUB-                                       SUB-
                   ACCOUNT                         ACCOUNT                                     ACCOUNT
                  ---------                       ----------                                  ---------
                  10/1/93*    1/1/94     1/1/95     1/1/96     1/1/97     1/1/98     1/1/99    5/2/94*    1/1/95     1/1/96
                     TO         TO         TO         TO         TO         TO         TO        TO         TO         TO
                  12/31/93   12/31/94   12/31/95   12/31/96   12/31/97   12/31/98   12/31/99  12/31/94   12/31/95   12/31/96
                  --------- ---------- ---------- ---------- ---------- ---------- ---------- --------- ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period.......      1.125      1.137      1.119      1.439      1.669      1.932      1.802     1.000      0.959      1.219
2. Accumulation
   Unit Value at
   end of
   period.......      1.137      1.119      1.439      1.669      1.932      1.802      1.784     0.959      1.219      1.572
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period.......  4,515,611 15,572,344 19,773,057 24,345,379 24,035,279 21,347,155 17,151,815 2,988,971 13,533,326 26,307,748

                    1/1/97     1/1/98     1/1/99    10/1/93*    1/1/94     1/1/95     1/1/96     1/1/97     1/1/98     1/1/99
                      TO         TO         TO         TO         TO         TO         TO         TO         TO         TO
                   12/31/97   12/31/98   12/31/99   12/31/93   12/31/94   12/31/95   12/31/96   12/31/97   12/31/98   12/31/99
                  ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period.......       1.572      1.936      1.878     1.105       1.132      1.103      1.486      1.731      2.279      2.799
2. Accumulation
   Unit Value at
   end of
   period.......       1.936      1.878      2.441     1.132       1.103      1.486      1.731      2.279      2.799      3.019
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period.......  39,442,109 40,318,239 32,700,411 3,359,317  16,092,325 21,168,965 26,104,465 30,306,103 35,514,558 35,663,197

                                                                                                            MORGAN
                                                                                                            STANLEY
                  WESTPEAK                                                                               INTERNATIONAL
                    STOCK                                                                                   MAGNUM
                    INDEX                                                                                   EQUITY
                    SUB-                                                                                     SUB-
                  ACCOUNT**                                                                                 ACCOUNT
                  ---------                                                                              -------------
                   1/1/92*    1/1/93     1/1/94     1/1/95     1/1/96     1/1/97     1/1/98     1/1/99     10/31/94*     1/1/95
                     TO         TO         TO         TO         TO         TO         TO         TO          TO           TO
                  12/31/92   12/31/93   12/31/94   12/31/95   12/31/96   12/31/97   12/31/98   12/31/99    12/31/94     12/31/95
                  --------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ------------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period.......      1.592      1.644      1.780      1.775      2.398      2.898      3.788      4.781       1.000        1.024
2. Accumulation
   Unit Value at
   end of
   period.......      1.540      1.780      1.775      2.398      2.898      3.788      4.781      5.678       1.024        1.073
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period.......  2,583,607 11,017,884 14,282,355 15,539,608 15,623,253 15,874,978 15,292,906 15,111,062   2,916,120   11,062,106

                    1/1/96     1/1/97     1/1/98     1/1/99
                      TO         TO         TO         TO
                   12/31/96   12/31/97   12/31/98   12/31/99
                  ---------- ---------- ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period.......       1.073      1.129      1.100      1.164
2. Accumulation
   Unit Value at
   end of
   period.......       1.129      1.100      1.164      1.431
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period.......  16,322,862 17,243,803 16,325,447 14,501,457

                                                                                                EQUITY-
                   OVERSEAS                                                                     INCOME
                     SUB-                                                                        SUB-
                   ACCOUNT                                                                      ACCOUNT
                  ----------                                                                   ---------
                   10/1/93*    1/1/94     1/1/95     1/1/96     1/1/97     1/1/98     1/1/99   10/1/93*    1/1/94     1/1/95
                      TO         TO         TO         TO         TO         TO         TO        TO         TO         TO
                   12/31/93   12/31/94   12/31/95   12/31/96   12/31/97   12/31/98   12/31/99  12/31/93   12/31/94   12/31/95
                  ---------- ---------- ---------- ---------- ---------- ---------- ---------- --------- ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period.......       1.458      1.532      1.538      1.664      1.859      2.046      2.276     1.980      1.992      2.104
2. Accumulation
   Unit Value at
   end of
   period.......       1.532      1.538      1.664      1.859      2.046      2.276      3.202     1.992      2.104      2.804
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period.......  10,878,551 43,034,544 41,273,183 44,846,316 45,289,247 40,546,153 36,251,177 5,649,743 25,852,849 38,010,655

                    1/1/96     1/1/97     1/1/98     1/1/99
                      TO         TO         TO         TO
                   12/31/96   12/31/97   12/31/98   12/31/99
                  ---------- ---------- ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period.......       2.804      3.162      3.996      4.401
2. Accumulation
   Unit Value at
   end of
   period.......       3.162      3.996      4.401      4.617
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period.......  44,037,798 45,104,192 42,926,506 37,676,846

----------
*    Date these sub-accounts were first available.

** These sub-accounts are only available through Contracts purchased prior to May 1, 1995.

     Information on units and unit values is useful because they affect the calculation of Contract Values. The value of a Contract is determined by multiplying the number of Accumulation Units in each sub-account credited to the Contract by the Accumulation Unit Value of the sub-account. The Accumulation Unit Value of a sub-account depends in part on the net investment experience of the Eligible Fund in which it invests. See "Contract Value and Accumulation Unit Value" for more information.

--------------------------------------------------------------------------------

                                  PREMIUM TAX

     Premium tax rates are subject to change. At present the Company pays premium taxes in the following jurisdictions at the rates shown.

                                    CONTRACTS USED WITH TAX
JURISDICTION                      QUALIFIED RETIREMENT PLANS ALL OTHER CONTRACTS
--------------                    -------------------------- -------------------
California.......................            0.50%                  2.35%
Maine............................              --                   2.00%
Nevada...........................              --                   3.50%
Puerto Rico......................            1.00%                  1.00%
South Dakota.....................              --                   1.25%
West Virginia....................            1.00%                  1.00%
Wyoming..........................              --                   1.00%

     See "Premium Tax Charges" in the prospectus for more information about how premium taxes affect the Contracts.

                               ZENITH ACCUMULATOR

                      Individual Variable Annuity Contracts
                                    Issued By
                       The New England Variable Account of
                       Metropolitan Life Insurance Company
                               One Madison Avenue
                            New York, New York 10010
                               Designated Office:
                       New England Life Insurance Company
                               501 Boylston Street
                           Boston, Massachusetts 02116
                                 (617) 578-2000

This prospectus describes individual variable annuity contracts (the "Contracts") for individuals and some qualified and non-qualified retirement plans. You may allocate purchase payments to one or more sub-accounts investing in these Eligible Funds of New England Zenith Fund and the Variable Insurance Products Fund.

Loomis Sayles Small Cap      Goldman Sachs Midcap Value   Salomon Brothers
   Series                       Series                       Strategic Bond
Morgan Stanley               Davis Venture Value Series      Opportunities
   International Magnum      Westpeak Growth and Income      Series
   Equity Series                Series                    Back Bay Advisors
VIP Overseas Portfolio       VIP Equity-Income               Bond Income Series
Alger Equity Growth Series      Portfolio                 Salomon Brothers
Capital Growth Series        Loomis Sayles Balanced          U.S. Government
                                Series                       Series
                                                          Back Bay Advisors
                                                             Money Market Series

In most states you may also allocate purchase payments to a Fixed Account. Limits apply to transfers to and from the Fixed Account.

We currently are not offering any new Contracts. However, holders of existing Contracts may continue to make purchase payments.

Please read this prospectus carefully and keep it for reference. This prospectus contains information that you should know before investing.

You can obtain a Statement of Additional Information ("SAI") about the Contracts, dated April 30, 1999. The SAI is filed with the Securities and Exchange Commission and is incorporated by reference in this prospectus. The SAI Table of Contents is on page A-56 of the prospectus. For a free copy of the SAI, write or call New England Securities Corporation, 399 Boylston St., Boston, Massachusetts 02116, 1-800-356-5015.

The Securities and Exchange Commission has not approved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 April 30, 1999

     THE PROSPECTUS FOR THE ELIGIBLE FUNDS IS ATTACHED. PLEASE READ AND KEEP IT FOR REFERENCE.

THE CONTRACTS HAVE RISKS INCLUDING POSSIBLE LOSS OF PRINCIPAL. THE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

                                TABLE OF CONTENTS
                                       OF
                                 THE PROSPECTUS

                                                                             PAGE
                                                                             ----
GLOSSARY OF SPECIAL TERMS USED IN THIS PROSPECTUS.........................    A-4
HIGHLIGHTS................................................................    A-5
EXPENSE TABLE.............................................................    A-7
ACCUMULATION UNIT VALUES..................................................   A-12
HOW THE CONTRACT WORKS....................................................   A-15
THE COMPANY...............................................................   A-16
THE VARIABLE ACCOUNT......................................................   A-16
INVESTMENTS OF THE VARIABLE ACCOUNT.......................................   A-16
   New England Zenith Fund................................................   A-17
   Variable Insurance Products Fund.......................................   A-18
   Investment Advice......................................................   A-18
   Substitution of Investments............................................   A-19
GUARANTEED OPTION.........................................................   A-20
THE CONTRACTS.............................................................   A-20
   Purchase Payments......................................................   A-20
   Allocation of Purchase Payments........................................   A-20
   Contract Value and Accumulation Unit Value.............................   A-21
   Payment on Death Prior to Annuitization................................   A-21
   Transfer Privilege.....................................................   A-24
   Dollar Cost Averaging..................................................   A-24
   Surrenders.............................................................   A-24
   Systematic Withdrawals.................................................   A-25
   Loan Provision for Certain Tax Benefited Retirement Plans..............   A-25
   Disability Benefit Rider...............................................   A-28
   Suspension of Payments.................................................   A-28
   Ownership Rights.......................................................   A-28
   Requests and Elections.................................................   A-29
   Ten Day Right to Review................................................   A-29
ADMINISTRATION CHARGES, CONTINGENT DEFERRED SALES CHARGE AND OTHER
   DEDUCTIONS.............................................................   A-29
   Administration Charges.................................................   A-30
   Mortality and Expense Risk Charge......................................   A-30
   Contingent Deferred Sales Charge.......................................   A-30
   Premium Tax Charges....................................................   A-32
   Other Expenses.........................................................   A-32
   Charges Under Contracts Purchased by Exchanging a Fund I or Preference
      Contract............................................................   A-32
ANNUITY PAYMENTS..........................................................   A-33
   Election of Annuity....................................................   A-33
   Annuity Options........................................................   A-33
AMOUNT OF VARIABLE ANNUITY PAYMENTS.......................................   A-35
   Minimum Annuity Payments...............................................   A-36
   Proof of Age, Sex and Survival.........................................   A-36
RETIREMENT PLANS OFFERING FEDERAL TAX BENEFITS............................   A-36
FEDERAL INCOME TAX STATUS.................................................   A-37
   Tax Status of the Company and the Variable Account.....................   A-37
   Taxation of the Contracts..............................................   A-37
   Special Rules for Annuities Purchased for Annuitants Under Retirement
      Plans Qualifying for Tax Benefited Treatment........................   A-37
   Special Rules for Annuities Used by Individuals or with Plans and
      Trusts Not Qualifying Under the Code for Tax Benefited Treatment....   A-41
   Tax Withholding........................................................   A-42

                                                                             PAGE
                                                                             ----
VOTING RIGHTS.............................................................   A-42
DISTRIBUTION OF CONTRACTS.................................................   A-43
THE FIXED ACCOUNT.........................................................   A-43
   General Description of the Fixed Account...............................   A-44
   Contract Value and Fixed Account Transactions..........................   A-44
YEAR 2000 COMPLIANCE ISSUES...............................................   A-45
FINANCIAL STATEMENTS......................................................   A-45
INVESTMENT PERFORMANCE INFORMATION........................................   A-45
APPENDIX A: CONSUMER TIPS.................................................   A-48
APPENDIX B: PREMIUM TAX...................................................   A-49
APPENDIX C: AVERAGE ANNUAL TOTAL RETURN...................................   A-50

                GLOSSARY OF SPECIAL TERMS USED IN THIS PROSPECTUS

We have tried to make this prospectus as understandable for you as possible. However, in explaining how the Contract works, we use certain terms that have special meanings. These terms are defined below:

ACCOUNT. A sub-account of the Variable Account or the Fixed Account.

ACCUMULATION UNIT. Used to calculate the Contract Value before annuitization.

ANNUITANT. The person on whose life the Contract is issued.

ANNUITIZATION. Application of proceeds under the Contract to an annuity option on the Maturity Date or upon an earlier surrender of the Contract.

ANNUITY UNIT. Used to calculate the dollar amount of annuity payments.

BENEFICIARY. The person designated to receive any benefits under a Contract if a Contract Owner (or Annuitant, if the Contract is not owned by an individual) dies before the Maturity Date.

CONTRACT YEAR. A twelve month period beginning with the date shown on your Contract and with each Contract anniversary thereafter.

DEATH PROCEEDS (PRIOR TO ANNUITIZATION). The amount we pay prior to annuitization, on receipt of due proof of death of a Contract Owner (or of the annuitant if the Contract is not owned by an individual) and election of payment.

DESIGNATED OFFICE. Our Designated Office for receipt of purchase payments, loan repayments, requests and elections, and communications regarding death of the Contract Owner (or Annuitant) is New England Life Insurance Company, located at 501 Boylston Street, Boston, Massachusetts 02116, (800) 435-4117.

FIXED ACCOUNT. A part of the Company's general account to which you can allocate net purchase payments under most Contracts. The Fixed Account provides guarantees of principal and interest.

MATURITY DATE. The date on which annuity payments begin, as stated in the application or as later deferred.

NET PURCHASE PAYMENT. A purchase payment, in which the premium tax and any premium for the disability benefit rider, if applicable has been deducted before allocation to the accounts.

PAYEE. Any person or entity entitled to receive payment under the Contract. The term includes (i) an Annuitant, (ii) a Beneficiary or contingent Beneficiary who becomes entitled to death proceeds, and (iii) on surrender or partial surrender of the Contract, the Contract Owner.

VARIABLE ACCOUNT. A separate investment account of the Company. The Variable Account is divided into sub-accounts; each invests in shares of one Eligible Fund.

VARIABLE ANNUITY. An annuity providing for income payments varying in amount to reflect the investment experience of a separate investment account.

                                   HIGHLIGHTS

TAX DEFERRED VARIABLE ANNUITIES:

Earnings under variable annuities are usually not taxed until paid out. This treatment is intended to encourage you to save for retirement.

THE CONTRACTS:

The Zenith Accumulator provides for variable annuity payments that begin at the Maturity Date, or earlier if you choose to surrender and annuitize. Variable annuity payments fluctuate with the investment results of the Eligible Fund(s). (See "Annuity Payments.")

PURCHASE PAYMENTS:

Currently, the initial minimum purchase payment is $5,000 and the minimum subsequent purchase payment is usually $25. The subsequent purchase payment may be higher in certain cases. We may limit the purchase payments you can make.

OWNERSHIP:

A Purchaser may be an individual, employer, trust, custodian or any entity specified in an eligible employee benefit plan. If the Contract is issued under
Section 408(b) or, generally, under Section 403(b), the Contract Owner must be the Annuitant. Subject to state approval, certain retirement plans qualified under the Internal Revenue Code ("the Code") may purchase the Contract. Tax-deferred arrangements, including qualified plans, purchasing the Contract--which also provides tax deferral on Contract Value--should carefully consider the costs and benefits of the Contracts, including annuity income benefits.

For contract transactions, we rely on instructions from Contract Owners, whether a trustee or custodian of an eligible retirement plan or an individual owner.

INVESTMENT OPTIONS:

You may allocate net purchase payments to the sub-accounts or to the Fixed Account (if available under your Contract). You can allocate your contract value to a maximum of ten Accounts (including the Fixed Account) at any time.

You can change your net purchase payment allocation. We believe that under current tax law you can transfer Contract Value between Accounts without federal income tax.

Currently we allow 12 transfers free of charge per Contract Year prior to annuitization. Additional transfers are $10 each. After variable annuity payments begin, you may make one transfer per year without our consent. The minimum transfer amount is currently $25 (or, if less, the amount of Contract Value held in the sub-account from which the transfer is made). Special limits apply to transfers of Contract Value to and from the Fixed Account. See "The Fixed Account" for a description of transfers involving that account.

CHARGES:

We apply the following charges to your Contract:

..    premium tax charge, in some states

..    mortality and expense risk charge equal to an annual rate of .95% of the
     Variable Account's daily net assets

..    administration asset charge equal to an annual rate of .40% of the Variable
     Account's daily net assets

..    annual contract administration charge of $30

..    a contingent deferred sales charge equal to a maximum of 6.5% of Contract
     Value, on certain full and partial surrenders and certain annuitization transactions.

Certain waivers or reductions may apply. (See "Administration Charges, Contingent Deferred Sales Charge and Other Deductions.")

The Eligible funds are subject to management fees and operating expenses.

We do not deduct a sales charge from purchase payments.

TEN DAY RIGHT TO REVIEW:

After you receive the Contract, you have ten days (more in some states) to return it to us or our agent for cancellation. We will return all purchase payments made (or, in certain states, Contract Value plus any premium taxes deducted from purchase payments.)

PAYMENT ON DEATH:

If a Contract Owner (or the Annuitant, if the Contract is not owned by an individual) dies before annuitization, the Beneficiary receives a death benefit. Death Proceeds equal the greater of purchase payments adjusted for any partial surrenders and the current Contract Value. Each is reduced by any outstanding loan plus accrued interest. (See "Payment on Death Prior to Annuitization.")

SURRENDERS:

Before annuitization you can send us a written request to surrender all or part of your Contract Value. After a partial surrender, the remaining Contract Value must be at least $500. (Special rules apply if the Contract has a loan.) Federal tax laws penalize and may prohibit certain premature distributions from the Contract. (See "Federal Income Tax Status.")

A Contingent Deferred Sales Charge will apply to certain full and partial surrenders and certain annuitization transactions. On full surrender, a pro rata portion of the annual administration contract charge will also be deducted.

In any Contract Year, you may surrender an amount without our deducting Contingent Deferred Sales Charge (the "free withdrawal amount"). The free withdrawal amount is 10% of Contract Value on the date of the Surrender. (See "Surrenders" and "Contingent Deferred Sales Charge.")

                                  EXPENSE TABLE

The purpose of the table and the examples below is to explain the various costs and expenses you will bear, directly or indirectly, as a Contract Owner. These are deducted from purchase payments, the Variable Account, or the Eligible Funds. In the examples following the table, we assume that you allocated your entire purchase payment to one sub-account, with no transfers.

                                VARIABLE ACCOUNT

CONTRACT OWNER TRANSACTION EXPENSES(1)
   Sales Charge Imposed on Purchases (as a percentage
      of Contract Value)...............................             0%
   Maximum Contingent Deferred Sales Charge(2) (as a
      percentage of Contract Value)....................            6.5%
   Transfer Fee (per Contract Year)(3).................   $0 on the first twelve
                                                           $10 each thereafter
ANNUAL CONTRACT FEE
   Administration Contract Charge (per Contract)(4) ...            $30
SEPARATE ACCOUNT ANNUAL EXPENSES(5)
(as percentage of average net assets)
   Mortality and Expense Risk Charge...................            .95%
   Administration Asset Charge.........................            .40%
                                                                   ----
      Total Separate Account Annual Expenses...........            1.35%

                             NEW ENGLAND ZENITH FUND

OPERATING EXPENSES FOR THE YEAR ENDED DECEMBER 31, 1998
(AS A PERCENTAGE OF AVERAGE NET ASSETS AFTER CURRENT EXPENSE CAP OR EXPENSE DEFERRAL)(6)

                            LOOMIS                                         GOLDMAN
                            SAYLES  MORGAN STANLEY                          SACHS    DAVIS    WESTPEAK   WESTPEAK
                            SMALL   INTERNATIONAL   ALGER EQUITY  CAPITAL   MIDCAP  VENTURE    GROWTH      STOCK
                             CAP    MAGNUM EQUITY      GROWTH     GROWTH    VALUE    VALUE   AND INCOME    INDEX
                            SERIES      SERIES         SERIES     SERIES    SERIES   SERIES    SERIES    SERIES(7)
                            ------  --------------  ------------  -------  -------  -------  ----------  ---------
Management Fee..........     1.00%        .90%          .75%        .63%     .75%     .75%      .70%        .25%
Other Expenses..........        0%        .40%          .08%        .03%     .15%     .08%      .08%        .12%
                             ----        ----           ---         ---      ---      ---       ---         ---
   Total Series Operating
      Expenses...........    1.00%       1.30%          .83%        .66%     .90%     .83%      .78%        .37%

                                                    SALOMON
                                                    BROTHERS    BACK BAY   SALOMON    BACK BAY
                             LOOMIS    BACK BAY    STRATEGIC    ADVISORS   BROTHERS   ADVISORS
                             SAYLES    ADVISORS       BOND        BOND       U.S.      MONEY
                            BALANCED   MANAGED   OPPORTUNITIES   INCOME   GOVERNMENT   MARKET
                             SERIES   SERIES(7)     SERIES       SERIES     SERIES     SERIES
                            --------  ---------  -------------  --------  ----------  --------
Management Fee..........      .70%       .50%         .65%        .40%       .55%       .35%
Other Expenses..........       12%       .08%         .20%        .08%       .15%       .10%
                              ---        ---          ---         ---        ---        ---
   Total Series Operating
      Expenses...........     .82%       .58%         .85%        .48%       .70%       .45%

EXAMPLE (NOTE: The examples below are hypothetical. Although we base them on the expenses shown in the expense table above, the examples are not representations of past or future performance or expenses. Actual performance and/or expenses may be more or less than shown.(8)) For purchase payments allocated to each of the Series indicated

You would pay the following direct and indirect expenses on a $1,000 purchase payment assuming 1) 5% annual return on the underlying Series and 2) that a contingent deferred sales charge would apply at the end of each time period because you either surrender your Contract or elect to annuitize under a non-life contingency option:

                                                   1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                                   ------   -------   -------   --------
Loomis Sayles Small Cap.........................   $84.53   $128.87   $174.94   $286.67
Morgan Stanley International Equity.............    87.35    137.34    189.12    315.54
Alger Equity Growth.............................    82.93    124.03    166.81    269.88
Capital Growth..................................    81.34    119.16    158.61    252.77
Goldman Sachs Midcap Value......................    83.59    126.03    170.17    276.83
Davis Venture Value.............................    82.93    124.03    166.81    269.88
Westpeak Growth and Income......................    82.46    122.60    164.41    264.88
Westpeak Stock Index............................    78.59    110.81    144.45    222.85
Loomis Sayles Balanced..........................    82.84    123.75    166.33    268.88
Back Bay Advisors Managed.......................    80.57    116.87    154.72    244.61
Salomon Brothers Strategic Bond Opportunities...    83.12    124.60    167.77    271.86
Back Bay Advisors Bond Income...................    79.63    113.98    149.85    234.31
Salomon Brothers U.S. Government................    81.71    120.31    160.55    256.82
Back Bay Advisors Money Market..................    79.35    113.12    148.38    231.20

You would pay the following direct and indirect expenses on a $1,000 purchase payment assuming 1) 5% annual return on the underlying Series and 2) that no contingent deferred sales charge would apply at the end of each time period because you either do not surrender your Contract or you elect to annuitize under a variable life contingency option(9):

                                                   1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                                   ------   -------   -------   --------
Loomis Sayles Small Cap.........................   $24.58    $75.59   $129.16   $275.17
Morgan Stanley International Equity.............    27.58     84.54    144.02    304.38
Alger Equity Growth.............................    22.88     70.48    120.64    258.18
Capital Growth..................................    21.18     65.34    112.05    240.87
Goldman Sachs Midcap Value......................    23.58     72.59    124.16    265.21
Davis Venture Value.............................    22.88     70.48    120.64    258.18
Westpeak Growth and Income......................    22.38     68.97    118.12    253.12
Westpeak Stock Index............................    18.26     56.52     97.21    210.60
Loomis Sayles Balanced..........................    22.78     70.18    120.14    257.17
Back Bay Advisors Managed.......................    20.37     62.92    107.97    232.62
Salomon Brothers Strategic Bond Opportunities...    23.08     71.08    121.65    260.19
Back Bay Advisors Bond Income...................    19.37     59.87    102.86    222.20
Salomon Brothers U.S. Government................    21.58     66.55    114.08    244.97
Back Bay Advisors Money Market..................    19.07     58.96    101.32    219.05

                        VARIABLE INSURANCE PRODUCTS FUND

OPERATING EXPENSES FOR THE YEAR ENDED DECEMBER 31, 1998

     (AS A PERCENTAGE OF AVERAGE NET ASSETS PRIOR TO EXPENSE REDUCTIONS)(10)

                                                          VIP
                                              VIP       EQUITY-
                                           OVERSEAS     INCOME
                                           PORTFOLIO   PORTFOLIO
                                           ---------   ---------
Management Fee..........................      .74%        .49%
Other Expenses..........................      .17%        .09%
                                              ---         ---
   Total Portfolio Operating Expenses...      .91%        .58%

EXAMPLE (NOTE: The examples below are hypothetical. Although we base them on the expenses shown in the expense table above, the examples are not representations of past or future performance or expenses. Actual performance and/or expenses may be more or less than shown.(11)) For purchase payments allocated to each of the Portfolios indicated

You would pay the following direct and indi- rect expenses on a $1,000 purchase payment assuming 1) 5% annual return on the under- lying Portfolio and 2) that a contingent de- ferred sales charge would apply at the end of each time period because you either sur- render your Contract or elect to annuitize under a non-life contingency option:

                                           1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                           ------   -------   -------   --------
VIP Overseas Portfolio..................   $83.69   $126.31   $170.65   $277.81
VIP Equity-Income Portfolio.............    80.57    116.87    154.72    244.61

You would pay the following direct and indirect expenses on a $1,000 purchase payment assuming 1) 5% annual return on the underlying Portfolio and 2) that no contingent deferred sales charge would apply at the end of each time period because you either do not surrender your Contract or you elect to annuitize under a variable life contingency option(12):

                                           1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                           ------   -------   -------   --------
VIP Overseas Portfolio..................   $23.68    $72.89   $124.66   $266.21
VIP Equity-Income Portfolio.............    20.37     62.92    107.97    232.62

----------
NOTES:

(1) Premium tax charges are not shown. They range from 0% (in most states) to 3.5% of Contract Value (or if applicable purchase payments).

(2) We calculate the applicable Contingent Deferred Sales Charge as a percentage of Contract Value. The maximum possible charge, as a percentage of Contract Value, occurs in the first Contract Year and reduces after each Contract Year to 0% by the eleventh Contract Year.

(3) We reserve the right to impose a charge of $10 on each transfer in excess of four per year.

(4)  We do not impose this charge after annuitization.

(5) We do not impose these charges on the Fixed Account or after annuitization if annuity payments are made on a fixed basis.

(6) For each of these Series other than the Capital Growth Series, Total Series Operating Expenses are based on the amount of such expenses applied against assets, after giving effect to the applicable voluntary expense cap or expense deferral.

     Expense Cap. For the Loomis Sayles Small Cap Series, Total Series Operating
     -----------
     Expenses take into account a voluntary cap on expenses by New England Investment Management, Inc. ("NEIM", formerly known as TNE Advisors, Inc.), the Series' investment adviser, which will bear all expenses that exceed 1.00% of average daily net assets. In the absence of this cap Total Series Operating Expenses for the Loomis Sayles Small Cap Series for the year ended December 31, 1998 would have been 1.10%. Total Series Operating Expenses for the Westpeak Growth and Income, Westpeak Stock Index, Back Bay Advisors Managed, Back Bay Advisors Bond Income and Back Bay Advisors Money Market Series are after giving effect to a voluntary expense cap. For each of these Series, NEIM bears those expenses (other than the management fee) that exceed 0.15% of average daily net assets.

     Expense Deferral. For the seven other Series shown, the Total Series
     ----------------
     Operating Expenses are after giving effect to a voluntary expense deferral. As of May 1, 1998 the Goldman Sachs Midcap Value is subject to the voluntary expense deferral described below, with an annual expense limit of .90% of net assets. Under the deferral, expenses which exceed a certain limit are paid by NEIM in the year in which they are incurred and transferred to the Series in a future year (no more than two fiscal years later) when actual expenses of the Series are below the limit. The limit on expenses for each of these Series is: 1.30% of average daily net assets for the Morgan Stanley International Magnum Equity Series; .90% of average daily net assets for the Alger Equity Growth and Davis Venture Value Series; .85% of average daily net assets for the Loomis Sayles Balanced and Salomon Brothers Strategic Bond Opportunities Series; and .70% of average daily net assets for the Salomon Brothers U.S. Government Series. Absent the expense deferral, Total Series Operating Expenses for these Series for the year ended December 31, 1998 would have been: 1.40% for the Morgan Stanley International Magnum Equity Series; and .77% for Salomon Brothers U.S. Government Series. The expense cap and deferral arrangements are voluntary and may be terminated at any time. (See the attached prospectus of the New England Zenith Fund for more complete information.)

(7) The Westpeak Stock Index Series and the Back Bay Advisors Managed Series are not Eligible Funds for Contracts purchased after May 1, 1995.

(8) In these examples, the average Administration Contract Charge of .08% has been used. (See (4), above.)

(9) The same would apply if you elect to annuitize under a fixed life contingency option unless your Contract has been in effect less than five years, in which case the expenses shown in the first three columns of the preceding example would apply. (See "Contingent Deferred Sales Charge.")

(10) Total Portfolio Operating Expenses for the Variable Insurance Products Portfolios are based on the amount of such expenses incurred during the most recent fiscal year applied against assets at December 31, 1998. They do not reflect certain expense reductions due to directed brokerage arrangements and custodian interest credits. Had these reductions been included, Total Portfolio Operating Expenses would have been

     .89% for the VIP Overseas Portfolio and .57% for the VIP Equity-Income Portfolio. (See the attached prospectus of the Variable Insurance Products Fund for more complete information.) Affiliates of Fidelity Management & Research Company may compensate NELICO and/or certain affiliates for administrative, distribution or other services relating to the VIP Overseas and VIP Equity-Income Portfolios. Such compensation is based on assets of the Portfolios attributable to the Contracts, which are administered by NELICO, and to variable life insurance products issued by NELICO and its affiliates.

(11) In these examples, the average Administration Contract Charge of .08% has been used. (See (4), above.)

(12) The same would apply if you elect to annuitize under a fixed life contingency option unless your Contract has been in effect less than five years, in which case the expenses shown in the first three columns of the preceding example would apply. (See "Contingent Deferred Sales Charge.")

--------------------------------------------------------------------------------

                            ACCUMULATION UNIT VALUES
          (FOR AN ACCUMULATION UNIT OUTSTANDING THROUGHOUT THE PERIOD)

                        THE NEW ENGLAND VARIABLE ACCOUNT
                         CONDENSED FINANCIAL INFORMATION

                                                                             MORGAN
                                                                             STANLEY
                     LOOMIS                                               INTERNATIONAL
                     SAYLES                                                  MAGNUM
                    SMALL CAP                                                EQUITY
                      SUB-                                                    SUB-
                     ACCOUNT                                                 ACCOUNT
                    ---------                                             -------------
                     5/2/94*    1/1/95     1/1/96     1/1/97     1/1/98     10/31/94*     1/1/95     1/1/96     1/1/97     1/1/98
                       TO         TO         TO         TO         TO          TO           TO         TO         TO         TO
                    12/31/94   12/31/95   12/31/96   12/31/97   12/31/98    12/31/94     12/31/95   12/31/96   12/31/97   12/31/98
                    --------- ---------- ---------- ---------- ---------- ------------- ---------- ---------- ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........     1.000      0.959      1.219      1.572      1.936       1.000        1.024      1.073      1.129      1.100
2. Accumulation
   Unit Value at
   end of period...     0.959      1.219      1.572      1.936      1.878       1.024        1.073      1.129      1.100      1.164
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period.......... 2,988,971 13,533,326 26,307,748 39,442,109 40,318,239   2,916,120   11,062,106 16,322,862 17,243,803 16,325,447

                     OVERSEAS
                       SUB-
                     ACCOUNT
                    ----------
                     10/1/93*    1/1/94     1/1/95     1/1/96     1/1/97     1/1/98
                        TO         TO         TO         TO         TO         TO
                     12/31/93   12/31/94   12/31/95   12/31/96   12/31/97   12/31/98
                    ---------- ---------- ---------- ---------- ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........      1.458      1.532      1.538      1.664      1.859      2.046
2. Accumulation
   Unit Value at
   end of period...      1.532      1.538      1.664      1.859      2.046      2.276
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period.......... 10,878,551 43,034,544 41,273,183 44,846,316 45,289,247 40,546,153

                     ALGER
                     EQUITY                                               CAPITAL
                     GROWTH                                                GROWTH
                      SUB-                                                  SUB-
                     ACCOUNT                                              ACCOUNT
                    ---------                                             --------
                    10/31/94*   1/1/95     1/1/96     1/1/97     1/1/98   9/16/88*  1/1/89     1/1/90     1/1/91     1/1/92
                       TO         TO         TO         TO         TO        TO       TO         TO         TO         TO
                    12/31/94   12/31/95   12/31/96   12/31/97   12/31/98  12/31/88 12/31/89   12/31/90   12/31/91   12/31/92
                    --------- ---------- ---------- ---------- ---------- -------- --------- ---------- ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........     1.000      0.956      1.402      1.566      1.941    4.645     4.612      5.950      5.666      8.608
2. Accumulation
   Unit Value at
   end of period...     0.956      1.402      1.566      1.941      2.829    4.612     5.950      5.666      8.608      7.978
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period.......... 1,857,319 24,163,685 40,025,594 44,518,891 49,255,773  439,393 5,337,778 12,591,788 21,719,884 33,645,983

                      1/1/93     1/1/94     1/1/95     1/1/96     1/1/97     1/1/98
                        TO         TO         TO         TO         TO         TO
                     12/31/93   12/31/94   12/31/95   12/31/96   12/31/97   12/31/98
                    ---------- ---------- ---------- ---------- ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........      7.978      9.050      8.298     11.300     13.496     16.442
2. Accumulation
   Unit Value at
   end of period...      9.050      8.298     11.300     13.496     16.442     21.752
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period.......... 40,091,665 43,592,961 41,663,900 41,363,155 40,200,592 38,236,116

                     GOLDMAN
                      SACHS                                                            DAVIS
                     MIDCAP                                                           VENTURE
                      VALUE                                                            VALUE
                      SUB-                                                             SUB-
                     ACCOUNT                                                          ACCOUNT
                    ---------                                                        ---------
                    10/1/93*    1/1/94     1/1/95     1/1/96     1/1/97     1/1/98   10/31/94*   1/1/95     1/1/96     1/1/97
                       TO         TO         TO         TO         TO         TO        TO         TO         TO         TO
                    12/31/93   12/31/94   12/31/95   12/31/96   12/31/97   12/31/98  12/31/94   12/31/95   12/31/96   12/31/97
                    --------- ---------- ---------- ---------- ---------- ---------- --------- ---------- ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........     1.125      1.137      1.119      1.439      1.669      1.932     1.000      0.963      1.323      1.643
2. Accumulation
   Unit Value at
   end of period...     1.137      1.119      1.439      1.669      1.932      1.802     0.963      1.323      1.643      2.163
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period.......... 4,515,611 15,572,344 19,773,057 24,345,379 24,035,279 21,347,155 3,499,719 19,608,688 34,997,024 53,977,107

                                WESTPEAK
                                 GROWTH
                               AND INCOME
                                  SUB-
                                ACCOUNT
                               ----------
                      1/1/98    10/1/93*    1/1/94     1/1/95     1/1/96     1/1/97     1/1/98
                        TO         TO         TO         TO         TO         TO         TO
                     12/31/98   12/31/93   12/31/94   12/31/95   12/31/96   12/31/97   12/31/98
                    ---------- ---------- ---------- ---------- ---------- ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........      2.163      1.105      1.132      1.103      1.486      1.731      2.279
2. Accumulation
   Unit Value at
   end of period...      2.442      1.132      1.103      1.486      1.731      2.279      2.799
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period.......... 58,765,470  3,359,317 16,092,325 21,168,965 26,104,465 30,306,103 35,514,558

----------
*    Date these sub-accounts were first available.

                                                                                      LOOMIS
                     EQUITY-                                                          SAYLES
                     INCOME                                                          BALANCED
                      SUB-                                                             SUB-
                     ACCOUNT                                                          ACCOUNT
                    ---------                                                        ---------
                    10/1/93*    1/1/94     1/1/95     1/1/96     1/1/97     1/1/98   10/31/94    1/1/95    1/1/96*
                       TO         TO         TO         TO         TO         TO        TO         TO         TO
                    12/31/93   12/31/94   12/31/95   12/31/96   12/31/97   12/31/98  12/31/94   12/31/95   12/31/96
                    --------- ---------- ---------- ---------- ---------- ---------- --------- ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........     1.980      1.992      2.104      2.804      3.162      3.996     1.000      0.997      1.227
2. Accumulation
   Unit Value at
   end of period...     1.992      2.104      2.804      3.162      3.996      4.401     0.997      1.227      1.415
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period.......... 5,649,743 25,852,849 38,010,655 44,037,798 45,104,192 42,926,506 1,736,189 10,987,597 20,107,324

                       1/1/97
                         TO     1/1/98 TO
                      12/31/97   12/31/98
                     ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........       1.415      1.622
2. Accumulation
   Unit Value at
   end of period...       1.622      1.747
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period..........  28,677,041 30,824,135

                      SALOMON
                      BROTHERS                                               BACK BAY
                      STRATEGIC                                              ADVISORS
                        BOND                                                   BOND
                    OPPORTUNITIES                                             INCOME
                        SUB-                                                   SUB-
                       ACCOUNT                                               ACCOUNT
                    -------------                                            --------
                      10/31/94*    1/1/95*    1/1/96     1/1/97     1/1/98   10/5/88*  1/1/89     1/1/90     1/1/91     1/1/92
                         TO          TO         TO         TO         TO        TO       TO         TO         TO         TO
                      12/31/94    12/31/95   12/31/96   12/31/97   12/31/98  12/31/88 12/31/89   12/31/90   12/31/91   12/31/92
                    ------------- --------- ---------- ---------- ---------- -------- --------- ---------- ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........       1.000       0.984      1.159      1.307      1.433    1.631     1.634      1.810      1.930      2.247
2. Accumulation
   Unit Value at
   end of period...       0.984       1.159      1.307      1.433      1.442    1.634     1.810      1.930      2.247      2.398
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period..........   1,124,133   6,132,563 15,034,554 23,074,669 24,945,159  299,002 4,287,540 10,139,527 17,797,335 28,871,719

                      1/1/93     1/1/94     1/1/95     1/1/96     1/1/97
                        TO         TO         TO         TO         TO     1/1/98 TO
                     12/31/93   12/31/94   12/31/95   12/31/96   12/31/97   12/31/98
                    ---------- ---------- ---------- ---------- ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........      2.398      2.664      2.540      3.037      3.134      3.429
2. Accumulation
   Unit Value at
   end of period...      2.664      2.540      3.037      3.134      3.429      3.689
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period.......... 41,939,487 41,657,182 42,231,987 41,138,874 37,260,367 38,630,894

                     SALOMON                                            BACK BAY
                     BROTHERS                                           ADVISORS
                       U.S.                                               MONEY
                    GOVERNMENT                                           MARKET
                       SUB-                                               SUB-
                     ACCOUNT                                            ACCOUNT
                    ----------                                          --------
                     10/31/94*  1/1/95    1/1/96    1/1/97     1/1/98   9/29/88*  1/1/89     1/1/90     1/1/91     1/1/92
                        TO        TO        TO        TO         TO        TO       TO         TO         TO         TO
                     12/31/94  12/31/95  12/31/96  12/31/97   12/31/98  12/31/88 12/31/89   12/31/90   12/31/91   12/31/92
                    ---------- --------- --------- --------- ---------- -------- --------- ---------- ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........    1.000       1.004     1.139     1.161      1.242   1.384      1.408      1.518      1.620      1.697
2. Accumulation
   Unit Value at
   end of period...    1.004       1.139     1.161     1.242      1.319   1.408      1.518      1.620      1.697      1.738
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period..........  910,020   4,495,184 5,785,148 8,616,135 12,796,204 915,605  7,661,069 21,629,006 26,322,938 26,759,532

                      1/1/93     1/1/94     1/1/95     1/1/96     1/197      1/1/98
                        TO         TO         TO         TO         TO         TO
                     12/31/93   12/31/94   12/31/95   12/31/96   12/31/97   12/31/98
                    ---------- ---------- ---------- ---------- ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........      1.738      1.766      1.811      1.889      1.959      2.036
2. Accumulation
   Unit Value at
   end of period...      1.766      1.811      1.889      1.959      2.036      2.114
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period.......... 25,016,975 30,220,356 33,015,018 33,412,517 26,785,902 33,716,959

----------
*    Date these sub-accounts were first available.

                    BACK BAY
                    ADVISORS
                     MANAGED
                      SUB-
                    ACCOUNT**
                    ---------
                    9/21/88*   1/1/89     1/1/90     1/1/91     1/1/92     1/1/93     1/1/94     1/1/95     1/1/96     1/1/97
                       TO        TO         TO         TO         TO         TO         TO         TO         TO         TO
                    12/31/88  12/31/89   12/31/90   12/31/91   12/31/92   12/31/93   12/31/94   12/31/95   12/31/96   12/31/97
                    --------- --------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........    1.042      1.063      1.250      1.272      1.508      1.588      1.733      1.691      2.190      2.485
2. Accumulation
   Unit Value at
   end of period...    1.063      1.250      1.272      1.508      1.588      1.733      1.691      2.190      2.485      3.103
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period..........  731,349  9,179,207 18,099,540 26,478,398 41,588,546 60,696,659 61,961,278 56,145,463 52,130,165 48,490,618

                               WESTPEAK
                                 STOCK
                                 INDEX
                                 SUB-
                               ACCOUNT**
                               ---------
                      1/1/98    1/1/92*    1/1/93     1/1/94     1/1/95     1/1/96     1/1/97     1/1/98
                        TO        TO         TO         TO         TO         TO         TO         TO
                     12/31/98  12/31/92   12/31/93   12/31/94   12/31/95   12/31/96   12/31/97   12/31/98
                    ---------- --------- ---------- ---------- ---------- ---------- ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........      3.103     1.592      1.644      1.780      1.775      2.398      2.898      3.788
2. Accumulation
   Unit Value at
   end of period...      3.664     1.540      1.780      1.775      2.398      2,898      3.788      4.781
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period.......... 42,358,784 2,583,607 11,017,884 14,282,355 15,539,608 15,623,253 15,874,978 15,292,906

----------
*    Date these sub-accounts were first available.

** These sub-accounts are only available through Contracts purchased prior to May 1, 1995.

Information on units and unit values is useful because they affect the calculation of Contract Values. The value of a Contract is determined by multiplying the number of Accumulation Units in each sub-account credited to the Contract by the Accumulation Unit Value of the sub-account. The Accumulation Unit Value of a sub-account depends in part on the net investment experience of the Eligible Fund in which it invests. See "Contract Value and Accumulation Unit Value" for more information.

--------------------------------------------------------------------------------

                             HOW THE CONTRACT WORKS

                                                          DAILY DEDUCTION FROM
  PURCHASE PAYMENT             CONTRACT VALUE               VARIABLE ACCOUNT
------------------------    ------------------------    ------------------------

..  You can make a           .  We allocate payments     .  We deduct a Mortality
   one-time investment         to your choice,             and Expense risk
   or establish an             within limits, of           charge of 0.95% on an
   ongoing investment          Eligible Funds and/or       annual basis from the
   program.                    the Fixed Account.          Contract Value daily.
          |
          |                 .  The Contract Value       .  We deduct an
  CHARGES FROM PAYMENT         reflects purchase           Administration Asset
                               payments, investment --->   Charge of 0.40% on an
..  Premium tax charge          experience, interest        annual basis from the
   may apply.           --->   payments, partial           Contract Value daily.
                               surrenders, loans and
..  Premium for                 Contract charges.        .  Investment advisory
   disability benefit                                      fees are deducted
   rider, if elected.       .  The Contract Value          from the Eligible
          |                    invested in the             Fund assets daily.
          |                    Eligible Funds is not
   ADDITIONAL PAYMENTS         guaranteed.                 ANNUAL CONTRACT FEE

..  Any time, (subject to    .  Earnings are             .  We deduct a $30
   Company limits).            accumulated free of         Administration
                        --->   any current income   --->   Contract Charge from
..  Minimum $25.                taxes (see page             the Contract Value on
                               A-37).                      each anniversary
                                                           while Contract is in-
                            .  You may change the          force, other than
         LOANS                 allocation of future        under an annuity
                               payments, within            payment option. We
..  Are available to            limits, at any time.        deduct a pro rata
   participants of                                         portion on full
   certain tax qualified<---.  Prior to                    surrender and at
   pension plans (see          annuitization, you          annuitization.
   page A-25).                 may transfer Contract
                               Value among accounts,        SURRENDER CHARGE
                               within limits, up to
      SURRENDERS               twelve times per         .  Consists of
                               Contract Year without--->   Contingent Deferred
..  You can surrender up        charge (special             Sales Charge (see
   to 10% of Contract          limits apply to             page A-30).
   Value each year             transfers of Contract
   without incurring           Value to and from the
   surrender charges,          Fixed Account).
   subject to any                                          PREMIUM TAX CHARGE
   applicable tax law       .  Allocations of
   restrictions.               payments and             .  Where applicable, is
                               transfers of Contract       deducted from
..  Surrenders are              Value must comply           purchase payments
   taxable to the extent       with the rule that          (currently in South
   of gain.                    Contract Value may be       Dakota) or from
                               allocated among no          Contract Value when
..  Prior to age 59 1/2 a<---   more than ten               annuity payments
   10% penalty tax may         accounts, including         commence.
   apply.                      the Fixed Account, at
                               any time.
                                        |                  ADDITIONAL BENEFITS
                                        |
     DEATH PROCEEDS            RETIREMENT BENEFITS      .  You pay no taxes on
                                                           your investment as
..  Guaranteed not to be     .  Lifetime income             long as it remains in
   less than your total        options.                    the Contract.
   contribution to your
   Contract net of any      .  Fixed and/or variable    .  You can surrender
   prior surrenders and        payout options.             your Contract at any
   outstanding loans.                                      time for its Contract
                            .  Premium tax charge          Value, less any
..  Death proceeds pass         may apply.                  applicable Contingent
   to the beneficiary                                      Deferred Sales Charge
   without probate.                                        (subject to any
                                                           applicable tax law
                                                           restrictions).

                                                        .  If the Contract
                                                           contains the
                                                           disability benefit
                                                           rider and the
                                                           Annuitant becomes
                                                           totally disabled, we
                                                           provide monthly
                                                           benefits.

                                   THE COMPANY

The Company is a mutual life insurance company whose principal office is at One Madison Avenue, New York, N.Y. 10010. The Company was organized in 1866 under the laws of the State of New York and has engaged in the life insurance business under its present name since 1868. It operates as a life insurance company in all 50 states, the District of Columbia, Puerto Rico and all provinces of Canada. The Company has over $330 billion in assets under management.

New England Life Insurance Company ("NELICO"), a subsidiary of the Company, provides administrative services for the Contracts and the Variable Account pursuant to an administrative services agreement with the Company. These administrative services include maintenance of Contract Owner records and accounting, valuation, regulatory and reporting services. NELICO, located at 501 Boylston Street, Boston, Massachusetts 02116, is the Company's Designated Office for receipt of Purchase Payments, loan repayments, requests and elections, and communications regarding death of the Annuitant, as further described below.

                              THE VARIABLE ACCOUNT

The Variable Account was established as a separate investment account on July 15, 1987, and is registered as a unit investment trust under the Investment Company Act of 1940. The Variable Account meets the definition of a "separate account" under Federal securities laws.

Applicable state insurance law provides that the assets in the Variable Account equal to the reserves and other contract liabilities of the Variable Account shall not be chargeable with liabilities arising out of any other business the Company may conduct. The Company believes this means that the assets of the Variable Account equal to its reserves and other contract liabilities are not available to meet the claims of the Company's general creditors and may only be used to support the Contract Values under the Contracts. The income and realized and unrealized capital gains or losses of the Variable Account are credited to or charged against the Variable Account without regard to other income, gains or losses of the Company. All obligations arising under the Contracts are, however, general corporate obligations of the Company.

Purchase payments are allocated within the Variable Account to one or more of the sub-accounts as you elect. The value of Accumulation Units credited to your Contract and the amount of the variable annuity payments depend on the investment experience of the Eligible Fund(s) that you select. The Company does not guarantee the investment performance of the Variable Account. Thus, you bear the full investment risk for all amounts contributed to the Variable Account.

                       INVESTMENTS OF THE VARIABLE ACCOUNT

Purchase payments applied to the Variable Account will be invested in one or more of the Eligible Funds listed below, at net asset value without deduction of any sales charge, in accordance with the selection you make in your application. You may change your selection of Eligible Funds for future purchase payments at any time without charge. (See "Requests and Elections.") You also may transfer previously invested amounts among the Eligible Funds, subject to certain conditions. (See "Transfer Privilege.") Your Contract Value may be distributed among no more than 10 accounts (including the Fixed Account) at any time. The Company reserves the right to add or remove Eligible Funds from time to time as investments for the Variable Account. See "Substitution of Investments."

The investment objectives and policies of certain Eligible Funds are similar to the investment objectives and policies of other funds that may be managed by the same subadviser. The investment results of the Eligible Funds, however, may be higher or lower than the results of such other funds. There can be no assurance, and no representation is made, that the investment results of any of the Eligible Funds will be comparable to the investment results of any other fund, even if the other fund has the same subadviser.

NEW ENGLAND ZENITH FUND: Currently, there are twelve Series of the New England Zenith Fund that are Eligible Funds under the Contracts offered by this prospectus. Two additional Series, the Back Bay Advisors Managed Series and the Westpeak Stock Index Series, described below, are Eligible Funds only for Contracts issued before May 1, 1995.

LOOMIS SAYLES SMALL CAP SERIES

The Loomis Sayles Small Cap Series investment objective is long-term capital growth from investments in common stocks or their equivalent.

MORGAN STANLEY INTERNATIONAL MAGNUM EQUITY SERIES (FORMERLY DRAYCOTT INTERNATIONAL EQUITY SERIES)

The Morgan Stanley International Magnum Equity Series investment objective is long-term capital appreciation through investment primarily in international equity securities. In addition to the risks associated with equity securities generally, foreign securities present additional risks.

ALGER EQUITY GROWTH SERIES

The Alger Equity Growth Series investment objective is long-term capital appreciation.

CAPITAL GROWTH SERIES

The Capital Growth Series investment objective is the long-term growth of capital through investment primarily in equity securities of companies whose earnings are expected to grow at a faster rate than the United States economy.

GOLDMAN SACHS MIDCAP VALUE SERIES (FORMERLY LOOMIS SAYLES AVANTI GROWTH SERIES)

The Goldman Sachs Midcap Value Series investment objective is long-term capital appreciation.

DAVIS VENTURE VALUE SERIES (FORMERLY VENTURE VALUE SERIES)

The Davis Venture Value Series investment objective is growth of capital.

WESTPEAK GROWTH AND INCOME SERIES (FORMERLY WESTPEAK VALUE GROWTH SERIES)

The Westpeak Growth and Income Series investment objective is long-term total return through investment in equity securities.

WESTPEAK STOCK INDEX SERIES

The Westpeak Stock Index Series investment objective is investment results that correspond to the composite price and yield performance of United States publicly traded common stocks.

LOOMIS SAYLES BALANCED SERIES

The Loomis Sayles Balanced Series investment objective is reasonable long- term investment return from a combination of long-term capital appreciation and moderate current income.

BACK BAY ADVISORS MANAGED SERIES

The Back Bay Advisors Managed Series investment objective is a favorable total return through investment in a diversified portfolio.

SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SERIES

The Salomon Brothers Strategic Bond Opportunities Series investment objective is a high level of total return consistent with preservation of capital.

BACK BAY ADVISORS BOND INCOME SERIES

The Back Bay Advisors Bond Income Series investment objective is a high level of current income consistent with protection of capital.

SALOMON BROTHERS U.S. GOVERNMENT SERIES

The Salomon Brothers U.S. Government Series investment objective is a high level of current income consistent with preservation of capital and maintenance of liquidity.

BACK BAY ADVISORS MONEY MARKET SERIES

The Back Bay Advisors Money Market Series investment objective is the highest possible level of current income consistent with preservation of capital. An investment in the Money Market Series is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Money Market Series seeks to maintain a net asset value of $100 per share, it is possible to lose money by investing in the Money Market Series.

VARIABLE INSURANCE PRODUCTS FUND: Currently, there are two Portfolios of the Variable Insurance Products Fund that are Eligible Funds under the Contracts offered by this prospectus.

VIP OVERSEAS PORTFOLIO

The VIP Overseas Portfolio seeks long-term growth of capital. Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market or economic developments and can perform differently than the U.S. market.

VIP EQUITY-INCOME PORTFOLIO

The VIP Equity-Income Portfolio seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund seeks a yield which exceeds the composite yield on the securities comprising the S&P 500.

INVESTMENT ADVICE

The Capital Growth Series receives investment advice from Capital Growth Management Limited Partnership ("CGM"), an affiliate of NELICO. NEIM (formerly TNE Advisers), which is an indirect, wholly-owned subsidiary of NELICO, is the investment adviser for the remaining series of the Zenith Fund. The chart below shows the sub-adviser for each series of the Zenith Fund. NEIM, CGM and each of the sub-advisers are registered with the SEC as investment advisers under the Investment Advisers Act of 1940.

SERIES                                               SUB-ADVISER
------                                               -----------
Loomis Sayles Small Cap Series          Loomis, Sayles & Company, L.P.*
Morgan Stanley International Magnum     Morgan Stanley Dean Witter Investment
   Equity Series                           Management Inc.
Alger Equity Growth Series              Fred Alger Management, Inc.
Goldman Sachs Midcap Value Series       Goldman Sachs Asset Management
Davis Venture Value Series              Davis Selected Advisers, L.P.**
Westpeak Growth and Income Series       Westpeak Investment Advisors, L.P.*
Westpeak Stock Index Series             Westpeak Investment Advisors, L.P.*
Loomis Sayles Balanced Series           Loomis, Sayles & Company, L.P.*
Back Bay Advisors Managed Series        Back Bay Advisors, L.P.*
Salomon Brothers Strategic Bond
   Opportunities Series                 Salomon Brothers Asset Management Inc***
Back Bay Advisors Bond Income Series    Back Bay Advisors, L.P.*
Salomon Brothers U.S. Government
   Series                               Salomon Brothers Asset Management Inc
Back Bay Advisors Money Market Series   Back Bay Advisors, L.P.*

----------

*    An affiliate of NELICO

** Davis Selected may also delegate any of its responsibilities to Davis Selected Advisers-NY, Inc., a wholly-owned subsidiary of Davis Selected.

*** In connection with Salomon Brothers Asset Management's service as sub-adviser to the Strategic Bond Opportunities Series, Salomon Brothers' London-based affiliate, Salomon Brothers Asset Management Limited, provides certain sub-advisory services to Salomon Brothers Asset Management.

In the case of the Back Bay Advisors Money Market Series, Back Bay Advisors Bond Income Series, Back Bay Advisors Managed Series, Westpeak Stock Index Series, Westpeak Growth and Income Series, Goldman Sachs Midcap Value Series and Loomis Sayles Small Cap Series, New England Investment Management (formerly TNE Advisers, Inc.) became the adviser on May 1, 1995. The Morgan Stanley International Magnum Equity Series' sub-adviser was Draycott Partners, Ltd. until May 1, 1997, when Morgan Stanley Dean Witter Investment Management (formerly Morgan Stanley Asset Management) became the sub-adviser.

The Goldman Sachs Midcap Value Series' sub-adviser was Loomis Sayles until May 1, 1998, when Goldman Sachs Asset Management became the sub-adviser.

More complete information on each Series of the New England Zenith Fund is contained in the attached New England Zenith Fund prospectus, which you should read carefully before investing, as well as in the New England Zenith Fund's Statement of Additional Information, which may be obtained free of charge by writing to New England Securities, 399 Boylston St., Boston, Massachusetts, 02116 or telephoning 1-800-356-5015.

The VIP Overseas Portfolio and the VIP Equity-Income Portfolio receive investment advice from Fidelity Management & Research Company. More complete information on the VIP Equity-Income and VIP Overseas Portfolios of the Variable Insurance Products Fund is contained in the attached prospectus of that Fund, which you should read carefully before investing, as well as in the Variable Insurance Products Fund's Statement of Additional Information, which may be obtained free of charge by writing to Fidelity Distributors Corporation, 82 Devonshire Street, Boston, Massachusetts, 02109 or telephoning 1-800-356-5015.

SUBSTITUTION OF INVESTMENTS

If investment in the Eligible Funds or a particular Series or Portfolio is no longer possible or in the judgment of the Company becomes inappropriate for the purposes of the Contract, the Company may substitute another Eligible Fund or Funds without your consent. Substitution may be made with respect to both existing investments and the investment of future purchase payments. However, no such substitution will be made without any necessary approval of the Securities and Exchange Commission.

                                GUARANTEED OPTION

Net purchase payments may also be allocated to the Fixed Account option in states that have approved the Fixed Account option. The Fixed Account is a part of the Company's general account and provides guarantees of principal and interest. (See "The Fixed Account" for more information.)

                                  THE CONTRACTS

The Contracts provide that purchase payments will be invested by the Company in the Eligible Fund(s) you select and that, after annuitization, the Company will make variable annuity payments on a monthly basis, unless you elect otherwise. You assume the risk of investment gain or loss in that the value of your Contract before annuitization and, in the case of a variable payment option, the annuity payments after annuitization will vary with the investment performance of those Eligible Funds in which your Contract is invested.

PURCHASE PAYMENTS

Under current rules, the minimum initial purchase payment for flexible payment Contracts issued in connection with tax-benefited retirement plans other than individual retirement accounts under Section 408(a) of the Code or individual retirement annuities under Section 408(b) of the Code (both referred to as "IRAs") or Roth IRAs under Section 408A of the Code ("Roth IRAs") is $50. For flexible payment Contracts issued in connection with IRAs and Roth IRAs (Roth IRAs will only be available if you have an existing IRA Contract), the Company currently requires a minimum initial purchase payment of $2,000, although the Company requires a minimum initial payment of $100 if monthly payments are to be withdrawn from your bank checking account or New England Cash Management Trust account, a service known as the Master Service Account arrangement ("MSA"). For all other flexible payment Contracts, the minimum initial purchase payment is $5,000, although the Company requires a minimum initial payment of $100 if monthly payments are to be made through MSA. The Company may consent to lower initial purchase payments in certain situations. Additional purchase payments must be at least $25, although the Company currently requires minimum additional purchase payments to be at least $50 if they are made through a group billing arrangement (also known as a "list-bill" arrangement) and $100 per month if they are made through MSA. The Company reserves the right to limit the amount of purchase payments under a Contract in any Contract Year to three times the anticipated annual contribution that you specify in your Contract application. The Company currently limits anticipated annual contributions to $100,000, so that the maximum amount you may contribute in any Contract Year is $300,000, or three times your specified anticipated annual contribution, if less. Except with the consent of the Company, the minimum purchase payment for a single payment Contract is $2,000 for Contracts issued in connection with IRAs and $5,000 for all other Contracts, and the maximum purchase payment for a single payment contract is $1,000,000. Payments in addition to the required minimum purchase payment may also be made on a single payment Contract, subject to the minimums set forth above. The Company reserves the right to limit purchase payments made in any Contract Year or in total under a single payment Contract.

The Company will determine whether to approve applications for new Contracts, and will apply initial purchase payments under new Contracts not later than 2 business days after a completed application (including the initial purchase payment) is received at the Company's Designated Office. If an application is not complete upon receipt, the Company will apply the initial purchase payment not later than 2 business days after it is completed. If an incomplete application is not completed within 5 days after the Company receives it, however, the Company will inform the applicant of the reasons for the delay and will refund any purchase payment unless the applicant consents to allow the Company to retain the purchase payment until the application is made complete. The Company reserves the right to reject any application.

ALLOCATION OF PURCHASE PAYMENTS

Net purchase payments are converted into Accumulation Units of the sub- accounts you select, subject to the limitation that Contract Value may be allocated among no more than 10 accounts, including the Fixed Account, at any time. The number of Accumulation Units of each sub-account to be credited to the Contract is determined by dividing the net purchase payment by the Accumulation Unit Value for the selected sub-accounts next determined following receipt of the purchase payment at the Company's Designated Office (or, in the case of the initial purchase payment, next determined following approval of the Contract application). In the case of an initial purchase payment to be made by exchanging a variable annuity contract issued by New England Variable Annuity Fund I (a "Fund I contract") or New England Retirement Investment Account (a "Preference contract"), the payment will be applied using the Accumulation Unit Value next determined following approval of the Contract application and receipt of the proceeds of the Fund I or Preference contract.

CONTRACT VALUE AND ACCUMULATION UNIT VALUE

The value of a Contract is determined by multiplying the number of Accumulation Units credited to the Contract by the appropriate Accumulation Unit Values. As described below, the Accumulation Unit Value of each sub- account depends on the net investment experience of its corresponding Eligible Fund and reflects fees and expenses borne by the Eligible Fund as well as charges assessed against sub-account assets. The Accumulation Unit Value of each sub-account was set at $1.00 on or about the date on which shares of the corresponding Eligible Fund first became available to investors. The Accumulation Unit Value is determined as of the close of regular trading on the New York Stock Exchange on each day during which the Exchange is open for trading by multiplying the last-determined Accumulation Unit Value by the net investment factor determined as of the close of regular trading on the Exchange on that day. To determine the net investment factor for any sub- account, the Company takes into account the change in net asset value per share of the Eligible Fund held in the sub-account as of the close of regular trading on the Exchange on that day from the net asset value most recently determined, the amount of dividends or other distributions made by that Eligible Fund since the previous determination of net asset value per share, and daily deductions for the Mortality and Expense Risk Charge and Administration Asset Charge, equal, on an annual basis, to 1.35% of the average daily net asset value of the sub-account. The formula for determining the net investment factor is described under the caption "Net Investment Factor" in the Statement of Additional Information.

The net investment factor may be greater or less than one, depending in part upon the investment performance of the Eligible Fund which is the underlying investment of the sub-account, and you bear this investment risk. The net investment results are also affected by the deductions from sub-account assets for the Mortality and Expense Risk Charge and Administration Asset Charge.

Under a Contract with the Fixed Account option, the total Contract Value includes the amount of Contract Value held in the Fixed Account. Under a Contract that permits Contract loans, the Contract Value also includes the amount of Contract Value transferred to the Company's general account (but outside of the Fixed Account) as a result of a loan and any interest credited on that amount. Interest earned on the amount held in the general account as a result of a loan will be credited to the Contract's sub-accounts annually in accordance with the allocation instructions in effect for purchase payments under your Contract on the date of the crediting. (See "Loan Provision for Certain Tax Benefited Retirement Plans.")

PAYMENT ON DEATH PRIOR TO ANNUITIZATION

If the Annuitant dies after annuitization, the amount payable, if any, will be as specified in the annuity payment option selected. Prior to annuitization, the Contract's Death Proceeds are payable to the Beneficiary if the Company receives due proof of death of: (1) the Contract Owner; or (2) the Annuitant, in the case of a Contract that is not owned in an individual capacity.

The Contract's Death Proceeds at any time are the greater of: (1) the sum of all purchase payments adjusted for any partial surrenders; or (2) the current Contract Value. For this purpose, the current Contract Value is the value next determined after the later of the date when the Company receives at the Designated Office: (1) due proof of death; or (2) an election of continuation of the Contract (if available) or of payment either in one sum or under an annuity payment option.

Death Proceeds will be reduced by the amount of any outstanding loan plus accrued interest. (See "Loan Provision for Certain Tax Benefited Retirement Plans.")

Options for Death Proceeds. The Death Proceeds, reduced by the amount of any
--------------------------
outstanding loan plus accrued interest, will be paid in a lump sum or will be applied to provide one or more of the fixed or variable methods of payment available. (See "Annuity Options.") The Contract Owner may elect the form of payment during his or her lifetime (or during the Annuitant's lifetime, if the Contract is not owned in an individual capacity). Such an election, particularly in the case of Contracts issued in connection with retirement plans qualifying for tax benefited treatment, is subject to any applicable requirements of Federal tax law. If the Contract Owner has not made such an election, payment will be in a single sum, unless the Beneficiary elects an annuity payment option within 90 days after receipt by the Company of due proof of the Annuitant's death or elects to apply the amount payable under the Contract to purchase a new Contract. Whether and when such an election is made could affect when the Death Proceeds are deemed to be received under the tax laws.

The Company also intends to make Beneficiary Continuation and Spousal Continuation provisions available under the Contracts, subject to any necessary state approvals. Under these provisions, an eligible Beneficiary would also have the option of continuing the Contract, as further described below. IF EITHER BENEFICIARY OR SPOUSAL CONTINUATION APPLIES TO A CONTRACT, AND AN ELIGIBLE BENEFICIARY DOES NOT MAKE AN ELECTION OF CONTINUATION OF THE CONTRACT OR OF PAYMENT EITHER IN ONE SUM OR UNDER AN ANNUITY PAYMENT OPTION WITHIN 90 DAYS AFTER THE COMPANY RECEIVES DUE PROOF OF DEATH, THE CONTRACT WILL BE CONTINUED UNDER THE APPLICABLE CONTINUATION PROVISION.

For non-tax qualified plans, the Code requires that if any Contract Owner (or, if applicable, the Annuitant) dies prior to annuitization, the Death Proceeds must be either: (1) distributed within five years after the date of death; or
(2) applied to a payment option payable over the life (or over a period not exceeding the life expectancy) of the Beneficiary, provided further that payments under the payment option must begin within one year of the date of death. Special options apply under a non-tax qualified plan for spouses. See "Special Options for Spouses." There are comparable rules for distributions on the death of the Annuitant under tax qualified plans; however, if the Beneficiary under a tax qualified Contract is the Annuitant's spouse, the Code generally allows distributions to begin by the year in which the Annuitant would have reached age 70 1/2 (which may be more or less than five years after the Annuitant's death). See "Taxation of the Contracts-- Special Rules for Annuities Purchased for Annuitants Under Retirement Plans Qualifying for Tax Benefited Treatment--Distributions from the Contract."

If a Contract Owner (or, if applicable, the Annuitant) dies on or after annuitization, the remaining interest in the Contract must be distributed at least as quickly as under the method of distribution in effect on the date of death.

--BENEFICIARY CONTINUATION

In keeping with the Code's general requirement that Death Proceeds must be distributed within five years after the death of a Contract Owner (or, if applicable, the Annuitant), the Beneficiary Continuation provision permits a Beneficiary to hold his or her share of the Death Proceeds (as determined after the Death Proceeds have been reduced by the amount of any outstanding loan plus accrued interest) in the Contract and to continue the Contract for a period ending five years after the date of death, provided that the Beneficiary's share of the Death Proceeds meets the Company's published minimum (currently $5,000 for non-tax qualified Contracts and $2,000 for tax qualified Contracts). THE CONTRACT CANNOT BE CONTINUED FOR ANY BENEFICIARY WHOSE SHARE OF THE DEATH PROCEEDS DOES NOT MEET THE MINIMUM.

The Beneficiary has 90 days after the date the Company receives due proof of death to make an election with respect to his or her share of the Death Proceeds. The Beneficiary may elect either: (1) payment in a single sum; (2) application to a permitted annuity payment option with payments to begin within one year of the date of death; or (3) Beneficiary Continuation, provided that the Beneficiary's share of the Death Proceeds meets the Company's published minimum. IF THE BENEFICIARY DOES NOT MAKE AN ELECTION WITHIN 90 DAYS AFTER THE COMPANY RECEIVES

DUE PROOF OF DEATH, THE CONTRACT WILL BE CONTINUED UNDER THE BENEFICIARY CONTINUATION PROVISION FOR A PERIOD ENDING FIVE YEARS AFTER THE DATE OF DEATH. IF BENEFICIARY CONTINUATION IS NOT AVAILABLE BECAUSE THE BENEFICIARY'S SHARE OF THE DEATH PROCEEDS DOES NOT MEET THE COMPANY'S PUBLISHED MINIMUM, HOWEVER, THE DEATH PROCEEDS WILL BE PAID IN A SINGLE SUM UNLESS THE BENEFICIARY ELECTS AN ANNUITY PAYMENT OPTION WITHIN 90 DAYS AFTER THE COMPANY RECEIVES DUE PROOF OF DEATH.

If the Contract is continued under the Beneficiary Continuation provision, the Death Proceeds (reduced by the amount of any outstanding loan plus accrued interest) become the Contract Value on the date the continuation is effected, and will be allocated among the accounts in the same proportion as they had been prior to the continuation. In addition, the Beneficiary will have the right to make transfers and fully or partially surrender his or her Contract Value, and no contingent deferred sales charge will apply. The Beneficiary cannot, however, make additional purchase payments, take loans or exercise the dollar cost averaging feature. Five years from the date of death of the Contract Owner (or, if applicable, the Annuitant), the Company will pay the Beneficiary's Contract Value to the Beneficiary. If the Beneficiary dies during that five year period, the Beneficiary's death benefit will be the Beneficiary's Contract Value on the date when the Company receives due proof of the Beneficiary's death.

--SPECIAL OPTIONS FOR SPOUSES

Under the Spousal Continuation provision, the Contract may be continued after the death of a Contract Owner (or the Annuitant, in the case of a Contract that is not owned in an individual capacity) if the Contract identifies the deceased spouse as the Contract Owner (or, if applicable, the Annuitant) and the surviving spouse as the primary Beneficiary. In that case, the surviving spouse can elect one of the following three options within 90 days after the Company receives due proof of death of the Contract Owner (or, if applicable, the Annuitant). The surviving spouse may elect: (1) to receive the Death Proceeds (reduced by the amount of any outstanding loan plus accrued interest) either in one sum or under a permitted payment option; (2) to continue the Contract under the Beneficiary Continuation provision; or (3) to continue the Contract under the Spousal Continuation provision with the surviving spouse as the Contract Owner (or, if applicable, the Annuitant). IF THE SURVIVING SPOUSE DOES NOT MAKE AN ELECTION WITHIN 90 DAYS AFTER THE COMPANY RECEIVES DUE PROOF OF DEATH, THE CONTRACT WILL AUTOMATICALLY BE CONTINUED UNDER THE SPOUSAL CONTINUATION PROVISION, WITH THE RESULT THAT THE SURVIVING SPOUSE WILL FOREGO THE RIGHT TO RECEIVE THE DEATH PROCEEDS AT THAT TIME.

Under the Spousal Continuation provision, all terms and conditions of the Contract that applied prior to the death will continue to apply, regardless of whether or not the Contract is qualified for tax benefited treatment under the Code, except that:

a. The surviving spouse will not be permitted to make additional purchase payments or take loans under Contracts issued in connection with a retirement plan qualifying for tax benefited treatment under Section 401 or 403 of the Internal Revenue Code; and

b. The Maturity Date will be reset to a later date, if necessary, based on the age of the surviving spouse. The Maturity Date cannot be reset to an earlier date. In the event the Maturity Date is reset, the new Maturity Date will be the date when the surviving spouse reaches the maximum maturity age under applicable state law. In most states, the maximum maturity age is 95, but the maximum maturity age is 85 in New York and Pennsylvania.

The Spousal Continuation provision will not be available if, at the time of the Contract Owner's death, the surviving spouse is older than the maximum maturity age under applicable state law. In addition, the Spousal Continuation provision will not be available if, at the original Maturity Date, the surviving spouse would be older than the maximum maturity age under applicable state law.

A surviving spouse who elects Beneficiary Continuation, as opposed to Spousal Continuation, under a Contract that is qualified for tax-benefited treatment under the Code must begin to receive distributions from the Contract by the earlier of: (1) five years from the date of death; and (2) the year in which the Contract Owner (or, if applicable, the Annuitant) would have reached age 70 1/2.

If a Contract is subject to a loan at the time the Contract Owner (or, if applicable, the Annuitant) dies, and the Contract is continued under the Spousal Continuation provision, the amount of the outstanding loan plus accrued interest will be treated as a taxable distribution from the Contract to the deceased Contract Owner, and the Contract Value will be reduced accordingly.

TRANSFER PRIVILEGE

It is the position of the Company that you may transfer your Contract Value among accounts without incurring adverse federal income tax consequences. It is not clear, however, whether the Internal Revenue Service will limit the number of transfers between sub-accounts and/or the Fixed Account in an attempt to limit the Contract Owner's incidents of ownership in the assets used to support the Contract. See "Taxation of the Contracts--Special Rules for Annuities Used By Individuals or with Plans and Trusts not Qualifying Under the Code for Tax Benefited Treatment." The Company currently allows 12 free transfers per Contract Year prior to annuitization. Additional transfers are subject to a $10 charge per transfer. The Company reserves the right to impose a charge of $10 on each transfer in excess of four per year and to limit the number of transfers. Currently, after variable annuity payments have commenced, you may make one transfer per year without the consent of the Company, and the Fixed Account is not available under variable payment options. All transfers are subject to the requirement that the amount of Contract Value transferred be at least $25 (or, if less, the amount of Contract Value held in the sub-account from which the transfer is made) and that, after the transfer is effected, Contract Value be allocated among not more than ten accounts, including the Fixed Account. Transfers will be accomplished at the relative net asset values per share of the particular Eligible Funds next determined after the request is received by the Company's Designated Office. See "Requests and Elections" for information regarding transfers made by written request and by telephone.

For special rules regarding transfers involving the Fixed Account, see "The Fixed Account." Transfers out of the Fixed Account are limited as to timing,
                ------------------------------------------------------------
frequency and amount.
--------------------

DOLLAR COST AVERAGING

The Company offers an automated transfer privilege referred to here as dollar cost averaging. Under this feature you may request that a certain amount of your Contract Value be transferred on the same day each month, prior to annuitization, from any one account of your choice (excluding the Fixed Account) to one or more of the other accounts (excluding the Fixed Account) subject to the limitation that Contract Value may not be allocated to more than 10 accounts, including the Fixed Account, at any time. Currently, a minimum of $100 must be transferred to each account that you select under this feature. Transfers made under the dollar cost averaging program will not be counted against the twelve transfers per year which may be made free of charge. You may cancel your use of the dollar cost averaging program at any time prior to the monthly transfer date. (See Appendix A for more information about Dollar Cost Averaging.) Requests related to your use of the dollar cost averaging program should be sent to the Designated Office.

SURRENDERS

Prior to annuitization, you may surrender the Contract for all or part of the Contract Value (reduced by the amount of any outstanding loan plus accrued interest.) (See "Loan Provision for Certain Tax Benefited Retirement Plans.") This right is subject to any restrictions on surrender under applicable laws relating to employee benefit plans or under the terms of the plans themselves. The election to surrender must be in a form conforming to the Company's administrative procedures and must be received at the Company's Designated Office prior to the earlier of the Maturity Date or the Annuitant's death. You may receive the proceeds in cash or apply them to an annuity payment option. If you wish to apply the proceeds to a payment option, you must so indicate in your surrender request; otherwise you will receive the proceeds in a lump sum and may be taxed on them as a full distribution. Payment of surrender proceeds normally will be made within 7 days, subject to the Company's right to suspend payments under certain circumstances. (See "Suspension of Payments.") The Federal tax laws impose penalties upon, and in some cases prohibit, certain premature distributions from the Contracts before or after the date on which annuity payments are to begin. (See "Federal Income Tax Status.") No surrender is permitted in connection with a Contract issued pursuant to the Optional Retirement Program of the University of Texas System prior to the plan participant's death, retirement, or termination of employment in all Texas public institutions of higher education.

On receipt of an election to surrender, the Company will cancel the number of Accumulation Units necessary to equal the dollar amount of the surrender request. On a full surrender, any applicable Administration Contract Charge will be deducted from this amount. Any applicable Contingent Deferred Sales Charge also will be deducted from this amount on a full or partial surrender. Also, any applicable Contingent Deferred Sales Charge will be imposed upon the application of proceeds to an annuity payment option unless you elect (a) a variable life income option (payment options 2, 3 or 6 as described under "Annuity Options") or (b) for Contracts that have been in force at least five years, a fixed life income payment option (comparable to payment options 2, 3 or 6 as described under "Annuity Options" but on a fixed basis). (See "Administration Charges, Contingent Deferred Sales Charge and Other Deductions" and "Annuity Options."') A partial surrender will reduce the Contract Value in the sub-accounts in proportion to the amount of Contract Value in each sub-account, unless you request otherwise. Surrenders and related charges will be based on Accumulation Unit Values next determined after the election is received at the Company's Designated Office or, if surrender proceeds are to be applied to an annuity payment option, at such later date as may be specified in the request for surrender. After a partial surrender, the remaining Contract Value must be at least $500 (unless the Company consents to a lesser amount) or, if the Contract is subject to an outstanding loan, the remaining unloaned Contract Value must be at least 10% of the total Contract Value after the partial surrender or $500, whichever is greater (unless the Company consents to a lesser amount). If the requested partial surrender would not satisfy this requirement, at the Contract Owner's option either the amount of the partial surrender will be reduced or the transaction will be treated as a full surrender and any applicable Contingent Deferred Sales Charge will be deducted from the proceeds.

Any surrender may result in adverse tax consequences. The Company currently waives the Contingent Deferred Sales Charge on distributions that are intended to satisfy required minimum distributions, calculated as if this Contract were the participant's only retirement plan asset. This waiver only applies if the required minimum distribution exceeds the free withdrawal amount and no previous surrenders were made during the Contract Year. You are advised to consult a qualified tax advisor as to the consequences of a distribution. (See "Federal Income Tax Status--Taxation of the Contracts.")

SYSTEMATIC WITHDRAWALS

The Systematic Withdrawal feature available under the Contracts allows the Contract Owner to have a portion of the Contract Value withdrawn automatically at regularly scheduled intervals prior to annuitization. The application for the Systematic Withdrawal feature specifies the applicable terms and conditions of the program. Systematic Withdrawals are processed on the same day each month, depending on your election. If the New York Stock Exchange is closed on the day when the withdrawal is to be made, the withdrawal will be processed on the next business day. The Contingent Deferred Sales Charge will apply to amounts received under the Systematic Withdrawal program in the same manner as it applies to other partial surrenders and surrenders of Contract Value. (See "Contingent Deferred Sales Charge.") Of course, continuing to make purchase payments under the Contract while you are making Systematic Withdrawals means that you could incur any applicable Contingent Deferred Sales Charge on the withdrawals at the same time that you are making the new purchase payments. The Federal tax laws may include systematic withdrawals in the Contract Owner's gross income in the year in which the withdrawal amount is received and will impose a penalty of 10% on certain systematic withdrawals which are premature distributions.

LOAN PROVISION FOR CERTAIN TAX BENEFITED RETIREMENT PLANS

Contract loans are available to participants under TSA Plans that are not subject to ERISA, to trustees of Qualified Plans and to fiduciaries of TSA Plans subject to ERISA in those states where the insurance department has approved the currently applicable Contract loan provision. (The Contracts are only available on a limited basis to plans qualified under Section 401(k) of the Code and are no longer being offered to TSA Plans subject to ERISA. See "Retirement Plans Offering Federal Tax Benefits.")

The Department of Labor has issued regulations (the "ERISA regulations") governing plan participant loans under retirement plans subject to ERISA. Generally, the ERISA regulations will apply to retirement plans that qualify under Sections 401(a) and 401(k) of the Code and employer-sponsored TSA Plans (generally those to which employers make contributions not attributable to salary reduction agreements). YOU AND YOUR EMPLOYER ARE RESPONSIBLE FOR DETERMINING WHETHER YOUR PLAN IS SUBJECT TO AND COMPLIES WITH THE ERISA REGULATIONS ON PARTICIPANT PLAN LOANS.

It is the responsibility of the trustee of a Qualified Plan or fiduciary of a TSA Plan subject to ERISA to ensure that the proceeds of a Contract loan are made available to a participant under a separate plan loan agreement, the terms of which comply with all the plan qualification requirements including the requirements of the ERISA regulations on plan loans. Therefore, the plan loan agreement may differ from the Contract loan provisions and, if you are a participant in a Qualified Plan or a TSA Plan subject to ERISA, you should consult with the fiduciary administering the plan loan program to determine your rights and obligations with respect to plan loans.

The ERISA regulations contain requirements for plan loans relating to their maximum amount, availability, and other matters. Among the rules are the requirements that the loan bear a reasonable rate of interest, be adequately secured, provide a reasonable repayment schedule, and be made available on a basis that does not discriminate in favor of employees who are officers or shareholders or who are highly compensated. These regulations may change from time to time. Failure to comply with these requirements may result in penalties under the Code and under ERISA.

One of the current requirements of the ERISA regulations is that the plan must charge a "commercially reasonable" rate of interest for plan loans. The Contract loan interest rate may not be considered "commercially reasonable" within the meaning of the ERISA regulations, and it is the responsibility of the plan fiduciary to charge the participant any additional interest under the plan loan agreement which may be necessary to make the overall rate charged comply with the regulation. The ERISA regulations also currently require that a loan be adequately secured, but provide that not more than 50% of the participant's vested account balance under the plan may be used as security for the loan. A Contract loan is secured by the portion of the Contract Value which is held in the Company's general account as a result of the loan. The plan fiduciary must ensure that the Contract Value held as security under the Contract, plus any additional portion of the participant's vested account balance which is used as security under the plan loan agreement, does not exceed 50% of the participant's total vested account balance under the plan.

The amount of any loan may not exceed the maximum loan amount as determined under the Company's maximum loan formula. The effect of a loan on your Contract is that a portion of the Contract Value equal to the amount of the loan will be transferred to the Company's general account and will earn interest (which is credited to the Contract) at the effective rate of 4 1/2% per year. This earned interest will be credited to the Contract's sub-accounts (and, if available under your Contract, to the Fixed Account) annually in accordance with the allocation instructions in effect for purchase payments under your Contract on the date of the crediting. Interest charged on the loan will be 6 1/2% per year. Depending on the Company's interpretation of applicable law and on the Company's administrative procedures, the interest rates charged and earned on loaned amounts may be changed (for example, to provide for a variable interest rate) with respect to new loans made. The minimum loan amount is currently $500. Because the amount moved to the general account as a result of the loan does not participate in the Variable Account's investment experience, a Contract loan can have a permanent effect on the Contract Value and Death Proceeds.

The Company will not permit more than one loan at a time on any Contract except where state regulators require otherwise. In addition, the maximum amount for a qualified loan is limited such that the amount of the loan, when added to the outstanding loan balance of all other loans, whenever made, from all other plans of the same employer, does not exceed $50,000 reduced by the excess of the highest outstanding balance of loans under such plans during the one-year period, ending on the day before the date on which the loan is made; over the outstanding balance of loans under such plans on the date the loan is made; or if less the greater of: (1) $10,000; or (2) 50% of the current value of your nonforfeitable, accrued benefits under the plan. Loans must be repaid within 5 years except for certain loans used for the purchase of a principal residence, which must be repaid within 20 years. Repayment of the principal amount and interest on the loan will be required in equal monthly installments by means of repayment procedures established by the Company. Contract loans are subject to applicable retirement program laws and their taxation is determined under the Code. Under current practice, if a Contract loan installment repayment is not made, the Company (unless restricted by law) may make a full or partial surrender of the Contract in the amount of the unpaid installment repayment on the Contract loan or, if there is a default on the Contract loan, in an amount equal to the outstanding loan balance (plus any applicable Contingent Deferred Sales Charge and $30 Administration Contract Charge in each case). (A default on the loan is defined in the loan application and includes, among other things, nonpayment of three consecutive or a total of five installment repayments, or surrender of the Contract.) For TSA Plans that are not subject to ERISA, the current actual distribution will be limited to pre-1989 money unless you are age 59 1/2 or otherwise comply with the legal requirements for permitted distributions under the TSA Contract. If these limitations do not apply (i.e. you are under the age of 59 1/2 or no pre-1989 money is in your Contract) the Company will report the amount of the unpaid installment repayment or default as a deemed distribution for tax purposes, but will postpone an actual distribution from the Contract until the earliest distribution date permitted under the law. An installment repayment of less than the amount billed will not be accepted. A full or partial surrender of the Contract to repay all or part of the loan may result in serious adverse tax consequences for the plan participant (including penalty taxes) and may adversely affect the qualification of the plan or Contract. The trustee of a Qualified Plan or a TSA Plan subject to ERISA will be responsible for reporting to the IRS and advising the participant of any tax consequences resulting from the reduction in the Contract Value caused by the surrender and for determining whether the surrender adversely affects the qualification of the plan. In the case of a TSA Plan not subject to ERISA, the Company will report the default to the IRS as a taxable distribution under the Contract.

The Internal Revenue Service issued proposed regulations in December of 1997, which, if finalized in their present form, would require that if the repayment terms of a loan are not satisfied after the loan has been made due to a failure to make a loan repayment as scheduled, including any applicable grace period, the balance of the loan would be deemed to be distributed. If the loan is treated as a distribution under Code Section 72(p), the proposed regulations state that the amount so distributed is to be treated as a taxable distribution subject to the normal rules of Code Section 72, if the participant's interest in the plan includes after-tax contributions (or other tax basis). A deemed distribution would also be a distribution for purposes of the 10 percent tax in Code Section 72(t). However, a deemed distribution under Section 72(p) would not be treated as an actual distribution for purposes of Code Section 401, the rollover and income averaging provisions of Section 402 and the distribution restrictions of Section 403(b).

Partial surrenders will be restricted by the existence of a loan and, after any partial surrender, the remaining unloaned Contract Value must be at least 10% of the total Contract Value after the partial surrender or $500, whichever is greater (unless the Company consents to a lesser amount). If a partial surrender by the Company to enforce the loan repayment schedule would reduce the unloaned Contract Value below this amount, the Company reserves the right to surrender the entire Contract and apply the Contract Value to the Contingent Deferred Sales Charge, the $30 Administration Contract Charge and the amount owed to the Company under the loan. If at any time an excess Contract loan exists (that is, the Contract loan balance exceeds the Contract Value), the Company has the right to terminate the Contract.

Unless you request otherwise, Contract loans will reduce the amount of the Contract Value in the accounts in proportion to the Contract Value then in each account. If any portion of the Contract loan was attributable to Contract Value in the Fixed Account, then an equal portion of each loan repayment will have to be allocated to the Fixed Account. (For example, if 50% of the loan was attributable to your Fixed Account Contract Value, then 50% of each loan repayment will be allocated to the Fixed Account). Unless you request otherwise, a repayment will be allocated to the sub-accounts in the same proportions to which the loan was attributable to the sub-accounts. (Under certain loans made prior to the date of this prospectus and loans made in South Carolina, repayments will be allocated, unless you request otherwise, according to the allocation instructions in effect for purchase payments under your Contract, pursuant to the terms of the applicable Contract loan endorsement.)

The amount of the death proceeds, the amount payable upon surrender of the Contract and the amount applied on the Maturity Date to provide annuity payments will be reduced by the amount of any outstanding Contract loan plus accrued interest. In these circumstances, the amount of the outstanding contract loan plus accrued interest generally will be taxed as a taxable distribution.

The tax and ERISA rules relating to participant loans under tax benefited retirement plans are complex and in some cases unclear, and they may vary depending on the individual circumstances of each loan. The Company strongly recommends that you, your employer and your plan fiduciary consult a qualified tax advisor regarding the currently applicable tax and ERISA rules before taking any action with respect to loans.

The Company will provide further information regarding loans upon request.

DISABILITY BENEFIT RIDER

A disability benefit rider may be purchased, provided that the Annuitant satisfies any applicable underwriting standards. This feature is available only if you are under age 60 when your Contract is issued and if you plan to make regular annual contributions to the Contract. If the Annuitant becomes totally disabled, the rider provides that the Company will make monthly purchase payments under the Contract, subject to the terms and conditions of the rider.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the payment of any amounts due under the Contract or transfers of Contract Values between sub-accounts when permitted under applicable Federal laws, rules and regulations. Current Federal law permits such suspension or postponement if: (a) the New York Stock Exchange is closed (other than for customary weekend and holiday closings); (b) trading on the Exchange is restricted; (c) an emergency exists such that it is not reasonably practicable to dispose of securities held in the Variable Account or to determine the value of its assets; or (d) the Securities and Exchange Commission by order so permits for the protection of securities holders. Conditions described in (b) and (c) will be decided by or in accordance with rules of the Securities and Exchange Commission.

OWNERSHIP RIGHTS

During the Annuitant's lifetime, all rights under the Contract are vested solely in the Contract Owner unless otherwise provided. Such rights include the right to change the Beneficiary, to change the payment option, to assign the Contract (subject to the restrictions referred to below), and to exercise all other rights, benefits, options and privileges conferred by the Contract or allowed by the Company. Transfer of ownership of the Contract under an ERISA "Pension Plan" to a non-spousal beneficiary may require spousal consent.

Qualified Plans and certain TSA Plans with sufficient employer involvement are deemed to be "Pension Plans" under ERISA and may, therefore, be subject to rules under the Retirement Equity Act of 1984. These rules require that benefits from annuity contracts purchased by a Pension Plan and distributed to or owned by a participant be provided in accordance with certain spousal consent, present value and other requirements which are not enumerated in the Contract. Thus, the tax consequences of the purchase of the Contracts by Pension Plans should be considered carefully.

Those Contracts offered by the prospectus which are designed to qualify for the favorable tax treatment described below under "Federal Income Tax Status" contain restrictions on transfer or assignment, reflecting requirements of the Code which must be satisfied in order to assure continued eligibility for such tax treatment. In accordance with such requirements, ownership of such a Contract may not be changed and the Contract may not be sold, assigned or pledged as collateral for a loan or for any other purpose except under certain limited circumstances. A Contract Owner contemplating a sale, assignment or pledge of the Contract should carefully review its provisions and consult a qualified tax advisor.

If Contracts offered by this prospectus are used in connection with deferred compensation plans or retirement plans not qualifying for favorable Federal tax treatment, such plans may also restrict the exercise of rights by the Contract Owner. A Contract Owner should review the provisions of any such plan.

REQUESTS AND ELECTIONS

Requests for transfers or reallocation of future purchase payments may be made by telephone or written request (which may be telecopied) to the Company at its Designated Office. Written requests for such transfers or changes of allocation must be in a form acceptable to the Company. To request a transfer or change of allocation by telephone, please contact your registered representative, or contact the Company's Designated Office at 1-800-435-4117 between the hours of 9:00 a.m. and 4:00 p.m., Eastern Time. Requests for transfer or reallocation by telephone will be automatically permitted. The Company (or any servicer acting on its behalf) will use reasonable procedures such as requiring certain identifying information from the caller, tape recording the telephone instructions, and providing written confirmation of the transaction, in order to confirm that instructions communicated by telephone are genuine. Any telephone instructions reasonably believed by the Company (or any servicer acting on its behalf) to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this policy, you will bear the risk of loss. If the Company (or any servicer acting on its behalf) does not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, it may be liable for any losses due to unauthorized or fraudulent transactions. All other requests and elections under a Contract must be in writing signed by the proper party, must include any necessary documentation and must be received at the Company's Designated Office to be effective. If acceptable to the Company, requests or elections relating to Beneficiaries and ownership will take effect as of the date signed unless the Company has already acted in reliance on the prior status. The Company is not responsible for the validity of any written request or election.

TEN DAY RIGHT TO REVIEW

Within 10 days (or more where required by applicable state insurance law) of your receipt of an issued Contract you may return it to the Company at its Designated Office for cancellation. Upon cancellation of the Contract, the Company will refund all your purchase payments. If required by the insurance law or regulations of the state in which your Contract is issued, however, the Company will return to you an amount equal to the sum of (1) any difference between the purchase payments made and the amounts allocated to the Variable Account and (2) the Contract Value.

                       ADMINISTRATION CHARGES, CONTINGENT
                   DEFERRED SALES CHARGE AND OTHER DEDUCTIONS

The Company deducts various charges from Contract Value for the services provided, expenses incurred and risks assumed in connection with the Contracts. For example, the Company incurs costs and expenses in connection with issuing Contracts, maintaining Contract Owner records and providing accounting, valuation, regulatory and reporting services. The Company also incurs costs and expenses associated with the marketing, sale and distribution of the Contracts. In addition, the Company assumes mortality and expense risks under the Contracts. In particular, the Company guarantees that the dollar amount of the Administration Contract Charge and the amount of the Administration Asset Charge as a percentage of Contract Value will not increase over the life of a Contract, regardless of the actual expenses. Also, the Company guarantees that, although annuity payments will vary according to the performance of the investments you select, annuity payments will not be affected by the mortality experience (death rate) of persons receiving such payments or of the general population. The Company assumes this mortality risk by virtue of annuity rates in the Contract that cannot be changed. The Company also assumes the risk of making a minimum death benefit payment if the Contract Owner (or, if applicable, the Annuitant) dies prior to annuitization. (See "Payment on Death Prior to Annuitization.") The amount and manner of deduction of Contract charges is described below. The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with the particular Contract. For example, the Contingent Deferred Sales Charge may not fully cover all of the sales and distribution expenses actually incurred by the Company, and proceeds from other charges, including the mortality and expense risk charge, may be used in part to cover such expenses.

ADMINISTRATION CHARGES

The Company deducts two Administration Charges equal, on an annual basis, to $30 per Contract plus .40% of the daily net assets of each sub-account. The Administration Charges will be deducted from each sub-account in the ratio of your interest therein to your total Contract Value. In addition, the Company charges a transfer fee for certain transfers of Contract Value between accounts, as described below.

The annual $30 Administration Contract Charge is deducted from the Contract Value on each Contract anniversary for the prior Contract Year and will be deducted on a pro rata basis at annuitization or at the time of a full surrender if the annuitization or surrender occurs on a date other than a Contract anniversary. The charge is not imposed after annuitization. In those instances in which two Contracts are issued to permit the funding of a spousal IRA, the Administration Contract Charge will be imposed only on the Contract to which the larger purchase payments have been allocated in the Contract application.

The Administration Asset Charge is equal to an annual rate of .40% of net assets and is computed and deducted on a daily basis from each sub-account. As a percentage of net assets, this charge will not increase over the life of a Contract, but the total dollar amount of the charge will vary depending on the level of net assets. The Administration Asset Charge will continue to be assessed after annuitization if annuity payments are made on a variable basis.

Prior to annuitization, the Company currently imposes a transfer fee of $10 for each transfer of Contract Value in excess of 12 per Contract Year. The Company reserves the right to impose a transfer fee of $10 on each transfer in excess of 4 per Contract Year and to limit the number of transfers.

MORTALITY AND EXPENSE RISK CHARGE

The Company deducts a Mortality and Expense Risk Charge from the Variable Account. This Charge is computed and deducted on a daily basis from the assets in each sub-account attributable to the Contracts. The charge is at an annual rate of .95% of the daily net assets of each such sub-account, of which .60% represents a mortality risk charge and .35% represents an expense risk charge. The Mortality and Expense Risk Charge as a percentage of Contract Value will not increase over the life of a Contract. The Mortality and Expense Risk Charge will continue to be assessed after annuitization if annuity payments are made on a variable basis. (See "Annuity Payments.")

CONTINGENT DEFERRED SALES CHARGE

The Company does not make any deductions for sales expenses from purchase payments at the time of purchase. The Contingent Deferred Sales Charge, when applicable, is intended to assist the Company in covering its expenses relating to the sale of the Contracts, including commissions, preparation of sales literature and other promotional activity.

No Contingent Deferred Sales Charge will apply after a Contract reaches its Maturity Date. You select a Maturity Date when applying for your Contract. The Maturity Date selected must be at least 10 years after issue of the Contract. Under current rules, the Company may consent to issue a Contract with a Maturity Date less than 10 years after issue, provided that the Contract Owner is an employer-sponsored pension plan through which

Contracts were purchased prior to May 1, 1994. (See "Election of Annuity" for more information.) A Contingent Deferred Sales Charge will be imposed in the event of certain partial and full surrenders and applications of proceeds to certain payment options prior to the Maturity Date. Up to 10% of the Contract Value on the date of surrender may be surrendered without charge in any one Contract Year. If there is more than one partial surrender in a Contract Year, the amount that may be surrendered without charge is 10% of the Contract Value on the date of the first partial surrender during such year. No charge will be imposed for payments made upon death or application of proceeds to variable life income payment options (payment options 2, 3 or 6 as described under "Annuity Options" below) prior to the Maturity Date. If the Contract has been in force for five years, no charge will be applied upon the election of a fixed life income payment option (comparable to payment options 2, 3 or 6 as described under "Annuity Options" below but on a fixed basis). The Contingent Deferred Sales Charge will be applied upon the election of other forms of payment prior to the Maturity Date. Any such election will be treated as a full surrender for purposes of calculating the applicable Contingent Deferred Sales Charge. The Contingent Deferred Sales Charge applied will equal the following amounts if the transaction occurs in the years indicated:

                     PERCENTAGE OF CONTRACT VALUE WITHDRAWN
              (AFTER FREE WITHDRAWAL OF 10% OF THE CONTRACT VALUE)

                                  CONTRACT YEAR
  ------------------------------------------------------------------------
   1     2     3     4     5     6     7     8     9    10    11 AND AFTER
  ---   ---   ---   ---   ---   ---   ---   ---   ---   ---   ------------
  6.5%  6.0%  5.5%  5.0%  4.5%  4.0%  3.5%  3.0%  2.0%  1.0%       0%

In cases where the Company has consented to issue a Contract with less than 10 years to the Maturity Date, the Contingent Deferred Sales Charge will be calculated as though the year of the Maturity Date is the tenth Contract Year (and the preceding Contract Year is the ninth year, and so forth) resulting in a lower percentage charge for each Contract Year shown in the table above.

In no event will the total Contingent Deferred Sales Charge exceed 8% of the first $50,000 of purchase payments made under the Contract and 6.5% of the amount of purchase payments in excess of $50,000. (For Contracts issued on individuals age 50 or above to employer-sponsored pension plans through which contracts were purchased prior to May 1, 1994, a different Contingent Deferred Sales Charge scale may apply. The applicable scale is indicated on the schedule page of the Contract.)

The following example illustrates the circumstances under which the maximum sales load would apply. It is hypothetical only and is not intended to suggest that these performance results would necessarily be achieved. For historical performance results see the tables starting on page II-4 of the Statement of Additional Information.

EXAMPLE: Assume that you purchased a Contract with a $10,000 single purchase payment and that you surrendered the Contract during the fifth Contract Year when the Contract Value had grown to $19,850.

Using the Contingent Deferred Sales Charge schedule in the chart above, the Contingent Deferred Sales Charge would be: 4.5% X (90% of $19,850), or $804. However, because this is larger than the maximum allowable charge (8% of the $10,000 purchase payment), your actual Contingent Deferred Sales Charge would be only $800.

The Company currently waives the Contingent Deferred Sales Charge on distributions that are intended to satisfy minimum distributions, as required by tax law, calculated as if this Contract were the participant's only retirement plan asset. This waiver only applies if the required minimum distribution exceeds the free withdrawal amount and no previous surrenders were made during the Contract Year. (See "Federal Income Tax Status--Taxation of the Contracts.")

In the case of a partial surrender, the Contingent Deferred Sales Charge is deducted from the Contract Value remaining after the Contract Owner has received the amount requested and is a percentage of the total amount withdrawn. For example, if you requested a partial surrender of $100 (after previously surrendering 10% of the Contract Value free of charge in that Contract Year) and the applicable Contingent Deferred Sales Charge was 5%, the total amount of Contract Value withdrawn in that transaction would be $105.26. After giving effect to a partial surrender, including deduction of the Contingent Deferred Sales Charge, the remaining Contract Value must be at least $500 (unless the Company consents to a lesser amount) or, if the Contract is subject to an outstanding loan, the remaining unloaned Contract Value must be at least 10% of the total Contract Value after the partial surrender or $500, whichever is greater (unless the Company consents to a lesser amount). If the requested partial surrender would not satisfy this requirement, at the Contract Owner's option either the amount of the partial surrender will be reduced or the transaction will be treated as a full surrender and the Contingent Deferred Sales Charge deducted from the proceeds. The Contingent Deferred Sales Charge is deducted from the sub-accounts in the same proportion as the Contract Value that you requested to be surrendered.

The Contingent Deferred Sales Charge will be waived in connection with an exchange by a Contract Owner of one Zenith Accumulator Contract for another Zenith Accumulator Contract.

PREMIUM TAX CHARGES

Various states impose a premium tax on annuity purchase payments received by insurance companies. The Company may deduct these taxes from purchase payments and currently does so for Contracts subject to the insurance tax law of South Dakota. Certain states may require the Company to pay the premium tax at annuitization rather than when purchase payments are received. In those states the Company may deduct the premium tax, calculated as a percentage of Contract Value, on the date when annuity payments are to begin. Deductions for state premium tax charges currently range from 1/2% to 2.00% of the Contract Value or purchase payment for Contracts used with retirement plans qualifying for tax benefited treatment under the Code and from 1.00% to 3.50% of the Contract Value or purchase payment for all other Contracts. The Company may in the future deduct premium taxes under Contracts subject to the insurance tax laws of other states, or the applicable premium tax rates may change. See Appendix B for a list of premium tax rates paid by the Company.

Surrender of a Contract may result in a credit against the premium tax liability of the Company in certain States. In such event, the surrender proceeds will be increased by the amount of such tax credit.

Premium tax rates are subject to being changed by law, administrative interpretations or court decisions. Premium tax amounts will depend on, among other things, the state of residence of the Annuitant and the insurance tax law of the state.

OTHER EXPENSES

A deduction for an investment advisory fee is made from, and certain other expenses are paid out of, the assets of each Eligible Fund. (See "Expense Table.") The prospectuses and Statements of Additional Information of the Eligible Funds describe these deductions and expenses.

CHARGES UNDER CONTRACTS PURCHASED BY EXCHANGING A FUND I OR PREFERENCE CONTRACT

If a Contract is purchased by exchanging a variable annuity contract issued by New England Variable Annuity Fund I (a "Fund I contract") or New England Retirement Investment Account (a "Preference contract"), the sales charges will be calculated as described below. There will be no Contingent Deferred Sales Charge on the transfer of assets from a Fund I or Preference contract to a Zenith Accumulator Contract.

A Contract issued in exchange for a Fund I contract will have no Contingent Deferred Sales Charge. No further purchase payments will be permitted to be made under a Contract purchased by exchanging a Fund I contract. If you purchase a Contract by exchanging a Fund I contract and you also hold or acquire another Zenith Accumulator Contract, the $30 Administration Contract Charge will only be imposed on one of the Contracts. Total asset-based charges (including the investment advisory fee) under Fund I contracts currently equal approximately 1.35%.

A Contract issued in exchange for a Preference contract will have no Contingent Deferred Sales Charge. Although Preference contracts were originally issued subject to a contingent deferred sales charge, there are no longer any Preference contracts subject to such a charge. Preference contracts have asset-based charges of 1.25% for mortality and expense risks, but do not have an asset-based administration charge. Preference contracts impose a $30 annual administration charge.

If you are contemplating an exchange of a Fund I or Preference contract for a Zenith Accumulator Contract, you should compare the charges deducted under your existing contract and under the Zenith Accumulator Contract for mortality and expense risk charges, administrative charges and investment advisory fees.

                                ANNUITY PAYMENTS

ELECTION OF ANNUITY

When applying for a Contract, you select the Maturity Date and an annuity payment option. The Maturity Date selected must be at least 10 years after issue of the Contract. Under current rules, the Company may consent to issue a Contract with a Maturity Date less than 10 years after issue, provided that the Contract Owner is an employer-sponsored pension plan through which Contracts were purchased prior to May 1, 1994. Such Contracts are only available, however, to Annuitants who are age 50 or over at the time of issue. In addition, the applications for such Contracts must satisfy the Company's suitability guidelines and, in the case of Annuitants between the ages of 50 and 58 1/2 at the time of issue, the Maturity Date must be no earlier than the date at which the Annuitant would reach age 59 1/2. Once a Maturity Date is selected, you cannot change it to an earlier date. However, you may surrender the Contract at any time before the Maturity Date and apply the surrender proceeds to an annuity payment option. At any time before the Maturity Date, you may elect to defer the Maturity Date, but you must obtain Company consent to defer if on the later Maturity Date the age of the Annuitant at his or her nearest birthday would be more than seventy-five. You may change the annuity payment option at any time prior to the Maturity Date. You may elect to have annuity payments under a Contract made on a variable basis or on a fixed basis, or you may designate a portion to be paid on a variable basis and a portion on a fixed basis. If you select payments on a fixed basis, the amount of Contract Value applied to the fixed payment option (net of any applicable charges described under "Administration Charges, Contingent Deferred Sales Charge and Other Deductions") will be transferred to the general account of the Company, and the annuity payments will be fixed in amount and duration by the annuity payment option selected, the age of the Payee and, for Contracts issued in New York or Oregon for use in situations not involving an employer- sponsored plan, by the sex of the Payee. (See "Amount of Variable Annuity Payments.")

Requests to defer the Maturity Date, change payment options or make other elections relating to annuity payments should be sent to the Designated Office. Contracts acquired by retirement plans qualifying for tax benefited treatment may be subject to various requirements concerning the time by which benefit payments must commence, the period over which such payments may be made, the annuity payment options that may be selected, and the minimum annual amounts of such payments. Penalty taxes or other adverse tax consequences may occur upon failure to meet such requirements.

ANNUITY OPTIONS

Prior to annuitization, you may elect, subject to any applicable restrictions of Federal tax law, to have payments made under any of the annuity payment options provided in the Contract. Any such election depends upon written notice to (and, for variable annuity payment options to begin during the first Contract Year, consent of) the Company. Requests relating to annuity payment options should be sent to the Designated Office. In the event of your death, without having made an election of an annuity payment option, the beneficiary can elect any of the available options listed below, subject to applicable Federal tax law restrictions. Payments will begin on the Maturity Date, as stated in your application or as subsequently deferred, or, in the case of a full surrender as otherwise specified. Pursuant to your election, the Company shall apply all or any part designated by you of the value of your

Contract, less any applicable Contingent Deferred Sales Charge and Administration Contract Charge, to any one of the annuity payment options described below.

Prior to annuitization (but only if the Annuitant is living), you may elect to apply all or any part of the Death Proceeds under any one of the annuity payment options listed below or in any other manner agreeable to the Company.

The total amount of the Contract Value or Death Proceeds which may be applied to provide annuity payments will be reduced by any applicable charges and by the amount of any outstanding loan plus accrued interest. (See "Loan Provision for Certain Tax Benefited Retirement Plans.")

The Contract provides for the variable annuity payment options listed below.*

First Option: Variable Income for a Specified Number of Years.** The Company will make variable monthly payments for the number of years elected, which may not be more than 30 except with the consent of the Company. THIS OPTION CANNOT BE SELECTED FOR DEATH PROCEEDS.

Second Option: Variable Life Income. The Company will make variable monthly payments which will continue: while the Payee is living***; while the Payee is living but for at least ten years; or while the Payee is living but for at least twenty years. (The latter two alternatives are referred to as Variable Life Income with Period Certain Option.)

Third Option: Variable Life Income, Installment Refund. The Company will make variable monthly payments during the life of the Payee but for a period at least as long as the nearest whole number of months calculated by dividing the amount applied to this Option by the amount of the first monthly payment.

Sixth Option: Variable Life Income for Two Lives. The Company will make variable monthly payments which will continue: while either of two Payees is living (Joint and Survivor Variable Life Income)***, while either of two Payees is living but for at least 10 years (Joint and Survivor Variable Life Income, 10 Years Certain); while two Payees are living, and, after the death of one while the other is still living, two-thirds to the survivor (Joint and 2/3 to Survivor Variable Life Income).*** THIS OPTION CANNOT BE SELECTED FOR DEATH PROCEEDS.

* Your Contract lists a fourth and fifth option . . . however, due to tax law considerations, these options are not available on a fixed or variable basis.

** Application of proceeds under this option upon surrender will result in the imposition of any applicable charge described under "Contingent Deferred Sales Charge."

*** IT IS POSSIBLE UNDER THIS OPTION TO RECEIVE ONLY ONE VARIABLE ANNUITY PAYMENT IF THE PAYEE DIES (OR PAYEES DIE) BEFORE THE DUE DATE OF THE SECOND PAYMENT OR TO RECEIVE ONLY TWO VARIABLE ANNUITY PAYMENTS IF THE PAYEE DIES (OR PAYEES DIE) BEFORE THE DUE DATE OF THE THIRD PAYMENT, AND SO ON.

Comparable fixed payment options are also available for all of the options described above. In addition, other annuity payment options (including other periods certain) may be available from time to time, and you should consult the Company as to their availability. If you do not elect an annuity payment option by the Maturity Date, variable payments under the Contract will be made while the Payee is living but for at least ten years. (This is the Second Option:
Variable Life Income with Period Certain.) If installments under an annuity payment option are less than $20, the Company can change the payment intervals to 3, 6 or 12 months in order to increase each payment to at least $20.

The Payee under the first, second and sixth variable payment option may withdraw the commuted value of the period certain portions of the payments. The commuted value of such payments is calculated based on the assumed interest rate under the Contract. The life income portion of the payment option cannot be commuted, and variable annuity payments based on that portion will resume at the expiration of the period certain if the Annuitant is alive at that time. (See "Amount of Variable Annuity Payments.") In addition, after the death of the Payee under the first, second or third variable payment option or the surviving Payee under the sixth variable payment option, a Payee named to receive any unpaid payments certain may withdraw the commuted value of the payments certain.

The availability of certain annuity payment options may be restricted on account of Company policy and Federal tax law, which among other things, may restrict payment to the life expectancy of the payee.

The Company continues to assess the Mortality and Expense Risk Charge after the Maturity Date if annuity payments are made under any variable annuity payment option, including an option not involving a life contingency and under which the Company bears no mortality risk.

                       AMOUNT OF VARIABLE ANNUITY PAYMENTS

At the Maturity Date (or any other application of proceeds to a payment option), the Contract Value (reduced by any applicable charges and by any outstanding loan plus accrued interest) is applied toward the purchase of monthly annuity payments. The amount of monthly variable payments will be determined on the basis of (i) annuity purchase rates not lower than the rates set forth in the Life Income Tables contained in the Contract that reflect the Payee's age, (ii) the assumed interest rate selected, (iii) the type of payment option selected, and (iv) the investment performance of the Eligible Funds selected. (The Fixed Account is not available under variable payment options.)

The annuity purchase rates are used to calculate the basic payment level purchased by the Contract Value. These rates vary according to the age of the Payee. The higher the Payee's age at annuitization, the greater the basic payment level under options involving life contingencies, because the Payee's life expectancy and thus the period of anticipated income payments will be shorter. With respect to Contracts issued in New York or Oregon for use in situations not involving an employer-sponsored plan, purchase rates used to calculate the basic payment level will also reflect the sex of the Payee. Under such Contracts, a given Contract Value will produce a higher basic payment level for a male Payee than for a female Payee, reflecting the greater life expectancy of the female Payee. If the Contract Owner has selected an annuity payment option that provides for a refund at death of the Payee or that guarantees that payments will be made for the balance of a period of a certain number of years after the death of the Payee, the Contract Value will purchase lower monthly benefits.

The dollar amount of the initial variable annuity payment will be at the basic payment level. The assumed interest rate under the Contract will affect both this basic payment level and the amount by which subsequent payments increase or decrease. Each payment after the first will vary with the difference between the net investment performance of the sub-accounts selected and the assumed interest rate under the Contract. If the actual net investment rate exceeds the assumed interest rate, the dollar amount of the annuity payments will increase. Conversely, if the actual rate is less than the assumed interest rate, the dollar amount of the annuity payments will decrease. If actual investment performance is equal to the assumed interest rate, the monthly payments will remain level.

Unless otherwise provided, the assumed interest rate will be at an annual rate of 3.5%. You may select as an alternative an annual assumed interest rate of 0% or, if allowed by applicable law or regulation, 5%. A higher assumed interest rate will produce a higher first payment, a more slowly rising series of subsequent payments when the actual net investment performance exceeds the assumed interest rate, and a more rapid drop in subsequent payments when the actual net investment performance is less than the assumed interest rate.

You may, even after variable annuity payments have commenced, direct that all or a portion of your investment in one sub-account be transferred to another sub-account of the Variable Account in the manner provided under "Transfer Privilege."

MINIMUM ANNUITY PAYMENTS

Annuity payments will be made monthly. But if any payment would be less than $20, the Company may change the frequency so that payments are at least $20 each.

PROOF OF AGE, SEX AND SURVIVAL

The Company may require proof of age, sex (if applicable) and survival of any person upon the continuation of whose life annuity payments depend.

The foregoing descriptions are qualified in their entirety by reference to the Statement of Additional Information and to the Contract, which contains detailed information about the various forms of annuity payment options available, and other matters also of importance.

                 RETIREMENT PLANS OFFERING FEDERAL TAX BENEFITS

The Federal tax laws provide for a variety of retirement plans offering tax benefits. These plans, which may be funded through the purchase of the individual variable annuity contracts offered in this prospectus, include:

1. Plans qualified under Section 401(a), 401(k), or 403(a) of the Code ("Qualified Plans") (At this time, the Contracts are only available on a limited basis to plans qualified under Section 401(k). Contracts are not being offered to 401(k) plans unless such plans already own Contracts on participants.);

2. Annuity purchase plans adopted by public school systems and certain tax-exempt organizations pursuant to Section 403(b) of the Code ("TSA Plans") which are funded solely by salary reduction contributions and which are not otherwise subject to ERISA. (The Contracts are no longer being offered through TSA Plans that are subject to ERISA.);

3. Individual retirement accounts adopted by or on behalf of individuals pursuant to Section 408(a) of the Code and individual retirement annuities purchased pursuant to Section 408(b) of the Code (both of which may be referred to as "IRAs"), including simplified employee pension plans, which are specialized IRAs that meet the requirements of Section 408(k) of the Code ("SEPs" and "SARSEPs"). SARSEPs are only allowed if owned prior to January 1, 1999;

4. Roth Individual Retirement Accounts under Section 408A of the Code ("Roth IRAs"). (In some states Roth IRAs are available under this Contract only if you have an existing IRA.)

5. Eligible deferred compensation plans (within the meaning of Section 457 of the Code) for employees of state and local governments and tax- exempt organizations ("Section 457 Plans"); and

6. Governmental plans (within the meaning of Section 414(d) of the Code) for governmental employees, including Federal employees ("Governmental Plans").

An investor should consult a qualified tax or other advisor as to the suitability of a Contract as a funding vehicle for retirement plans qualifying for tax benefited treatment, as to the rules underlying such plans and as to the state and Federal tax aspects of such plans. At this time, the Contracts are not being offered to plans qualified under Section 401(k) of the Code unless such plans already own Contracts on participants, and are no longer being offered through TSA Plans that are subject to ERISA. The Company will not provide all the administrative support appropriate for 401(k) plans or TSA Plans subject to ERISA. Accordingly, the Contract should NOT be purchased for use with such plans.

A summary of the Federal tax laws regarding contributions to, and distributions from, the above tax benefited retirement plans may be found below under the heading "Special Rules for Annuities Purchased for Annuitants Under Retirement Plans Qualifying for Tax Benefited Treatment." It should be understood that should a tax benefited retirement plan lose its qualification for tax-exempt status, employees will lose some of the tax benefits described herein.

In the case of certain TSA Plans under Section 403(b)(1) of the Code, IRAs purchased under Section 408(b) of the Code and Roth IRAs under Section 408A of the Code, the individual variable annuity contracts offered in this prospectus comprise the retirement "plan" itself. These Contracts will be endorsed, if necessary, to comply with Federal and state legislation governing such plans, and such endorsements may alter certain Contract provisions described in this prospectus. Refer to the Contracts and any endorsements for more complete information.

                            FEDERAL INCOME TAX STATUS

The following discussion is intended as a general description of the Federal income tax aspects of the Contracts. It is not intended as tax advice. For more complete information, you should consult a qualified tax advisor.

TAX STATUS OF THE COMPANY AND THE VARIABLE ACCOUNT

The Company is taxed as a life insurance company under the Code. The Variable Account and its operations are part of the Company's total operations and are not taxed separately. Under current law no taxes are payable by the Company on the investment income and capital gains of the Variable Account. Such income and gains will be retained in the Variable Account and will not be taxable until received by the Annuitant or the Beneficiary in the form of annuity payments or other distributions.

The Contracts provide that the Company may make a charge against the assets of the Variable Account as a reserve for taxes which may relate to the operations of the Variable Account.

TAXATION OF THE CONTRACTS

The variable annuity contracts described in this prospectus are considered annuity contracts the taxation of which is governed by the provisions of Section 72 of the Code. As a general proposition, Section 72 provides that Contract Owners are not subject to current taxation on increases in the value of the Contracts resulting from earnings or gains on the underlying mutual fund shares until they are received by the Annuitant or Beneficiary in the form of distributions or annuity payments. (Exceptions to this rule are discussed below under "Special Rules for Annuities Used by Individuals or with Plans and Trusts Not Qualifying Under the Code for Tax Benefited Treatment.")

Under the general rule of Section 72, to the extent there is an "investment" in the Contract, a portion of each annuity payment is excluded from gross income as a return of such investment. The balance of each annuity payment is includible in gross income and taxable as ordinary income. In general, earnings on all contributions to the Contract and contributions made to a Contract which are deductible by the contributor will not constitute an "investment" in the Contract under Section 72.

(A) SPECIAL RULES FOR ANNUITIES PURCHASED FOR ANNUITANTS UNDER RETIREMENT PLANS QUALIFYING FOR TAX BENEFITED TREATMENT

Set forth below is a summary of the Federal tax laws applicable to contributions to, and distributions from, retirement plans that qualify for Federal tax benefits. Such plans are defined above under the heading "Retirement Plans Offering Federal Tax Benefits." You should understand that the following summary does not include everything you need to know regarding such tax laws.

The Code provisions and the rules and regulations thereunder regarding retirement trusts and plans, the documents which must be prepared and executed and the requirements which must be met to obtain favorable tax treatment for them are very complex. Some retirement plans are subject to distribution and other requirements that are not incorporated into our Contract administration procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law. An Owner's rights under this Contract may be limited by the terms of the retirement plan with which it is used. A person contemplating the purchase of a Contract for use with a retirement plan qualifying for tax benefited treatment under the Code should consult a qualified tax advisor as to all applicable Federal and state tax aspects of the Contracts and, if applicable, as to the suitability of the Contracts as investments under ERISA.

(i) Plan Contribution Limitations

Statutory limitations on contributions to retirement plans that qualify for federal tax benefits may limit the amount of money that may be contributed to the Contract in any Contract Year. Any purchase payments attributable to such contributions may be tax deductible to the employer and are not currently taxable to the Annuitants for whom the Contracts are purchased. The contributions to the Contract and any increase in Contract Value attributable to such contributions are not subject to taxation until payments from the Contract are made to the Annuitant or his/her Beneficiaries.

TSA PLANS

Purchase payments attributable to TSA Plans are not includible within the Annuitant's income to the extent such purchase payments do not exceed certain statutory limitations, including the "exclusion allowance." The exclusion allowance is a calculation which takes into consideration the Annuitant's includible compensation, number of years of service, and prior years of contributions. For more information, the Annuitant should obtain a copy of IRS Publication 571 on TSA Programs for Employees of Public Schools and Certain Tax Exempt Organizations which will better assist the Annuitant in calculating the exclusion allowance and other limitations to which he or she may be subject for any given tax year. Any purchase payments attributable to permissible contributions under Code Section 403(b) (and earnings thereon) are not taxable to the Annuitant until amounts are distributed from the Contract. However, these payments may be subject to FICA (Social Security) and Medicare taxes.

IRAS, SEPS, SARSEPS

The maximum tax deductible purchase payment which may be contributed each year to an IRA is the lesser of $2,000 or 100 percent of includible compensation if the taxpayer is not covered under an employer plan. A spousal IRA is available if the taxpayer and spouse file a joint return and the spouse is not yet age 70 1/2. The maximum tax deductible purchase payment which a taxpayer may make to a spousal IRA is $2,000. If covered under an employer plan, taxpayers are permitted to make deductible purchase payments; however, for 1999, the deductions are phased out and eventually eliminated, on a pro rata basis, for adjusted gross income between $31,000 and $41,000 for an individual, between $51,000 and $61,000 for the covered spouse of a married couple filing jointly, between $150,000 and $160,000 for the non-covered spouse of a married couple filing jointly, and between $0 and $10,000 for a married person filing separately. A taxpayer may also make nondeductible purchase payments. However, the total of deductible and nondeductible purchase payments may not exceed the limits described above for deductible payments. An IRA is also the vehicle that receives contributions to SEPs and SARSEPs. Maximum contributions (including elective deferrals) to SEPs and SARSEPs are currently limited to the lesser of 15% of compensation (generally up to $160,000 for 1999) or $30,000. For more information concerning the contributions to IRAs, SEPs and SARSEPs, you should obtain a copy of IRS Publication 590 on Individual Retirement Accounts. In addition to the above, an individual may make a "rollover" contribution into an IRA with the proceeds of certain distributions (as defined in the Code) from a Qualified Plan.

ROTH IRAS

In some states Roth IRAs are available under this Contract, subject to the following limitations.

Eligible individuals can contribute to a Roth IRA. Contributions to a Roth IRA are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax and other special rules may apply. The maximum purchase payment which may be contributed each year to a Roth IRA is the lesser of $2,000 or 100 percent of includible compensation. A spousal Roth IRA is available if the taxpayer and spouse file a joint return. The maximum purchase payment that a taxpayer may make to a spousal Roth IRA is $2,000. Except in the case of a rollover or a transfer, no more than $2,000 can be contributed in aggregate to all IRAs and Roth IRAs of either spouse during any tax year. The Roth IRA contribution may be limited to less than $2,000 depending on the taxpayer's adjusted gross income ("AGI"). The maximum contribution begins to phase out if the taxpayer is single and the taxpayer's AGI is more than $95,000 or if the taxpayer is married and files a joint tax return and the taxpayer's AGI is more than $150,000. The taxpayer may not contribute to a Roth IRA if the taxpayer's AGI is over $110,000 (if the taxpayer is single), $160,000 (if the taxpayer is married and files a joint tax return), or $10,000 (if the taxpayer is married and files separate tax returns). You should consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. To use the Contract in connection with a Roth IRA, you must have an existing Contract that was issued in connection with an IRA.

SECTION 457 PLANS

Generally, under a Section 457 Plan, an employee or executive may defer income under a written agreement in an amount equal to the lesser of 33 1/3% of includible compensation or $8,000. The amounts so deferred (including earnings thereon) by an employee or executive electing to contribute to a Section 457 Plan are includible in gross income only in the tax year in which such amounts are paid or made available to that employee or executive or his/her Beneficiary. With respect to a Section 457 Plan for a nonprofit organization other than a governmental entity, (i) once contributed to the plan, any Contracts purchased with employee contributions remain the sole property of the employer and may be subject to the general creditors of the employer and (ii) the employer retains all ownership rights to the Contract including voting and redemption rights which may accrue to the Contract(s) issued under the plan. The plans may permit participants to specify the form of investment for their deferred compensation account. Depending on the terms of the particular plan, a non-governmental employer may be entitled to draw on deferred amounts for purposes unrelated to its Section 457 Plan obligations.

QUALIFIED PLANS

Code section 401(a) permits employers to establish various types of retirement plans for employees and permits self-employed individuals to establish retirement plans for themselves and their employees. These retirement plans may permit the purchase of the Contracts to accumulate retirement savings under the plans. Adverse tax consequences to the plan, to the participant or to both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments.

(ii) Distributions from the Contract

MANDATORY WITHHOLDING ON CERTAIN DISTRIBUTIONS

Distributions called "eligible rollover distributions" from Qualified Plans and from many TSA Plans are subject to mandatory withholding by the plan or payor at the rate of 20%. An eligible rollover distribution is the taxable portion of any distribution from a Qualified Plan or a TSA Plan, except for certain distributions such as distributions required by the Code or in a specified annuity form. After December 31, 1999 permissible hardship withdrawals from TSA and 401(k) plans will no longer be treated as an "eligible rollover distribution." Withholding can be avoided by arranging a direct transfer of the eligible rollover distribution to a Qualified Plan, TSA or IRA.

QUALIFIED PLANS, TSA PLANS, IRAS, ROTH IRAS, SEPS, SARSEPS AND GOVERNMENTAL
PLANS

Payments made from the Contracts held under a Qualified Plan, TSA Plan, IRA, SEP, SARSEP or Governmental Plan are taxable under Section 72 of the Code as ordinary income, in the year of receipt. Any amount received in surrender of all or part of the Contract Value prior to annuitization will, subject to restrictions and penalties discussed below, also be included in income in the year of receipt. If there is any "investment in the Contract," a portion of each amount received is excluded from gross income as a return of such investment. Distributions or withdrawals prior to age 59 1/2 may be subject to a penalty tax of 10% of the amount includible in income. This penalty tax does not apply: (i) to distributions of excess contributions or deferrals; (ii) to distributions made on account of the Annuitant's death, retirement, disability or early retirement at or after age 55; (iii) when distribution from the Contract is in the form of an annuity over the life or life expectancy of the Annuitant (or joint lives or life expectancies of the Annuitant and his or her Beneficiary); or (iv) when distribution is made pursuant to a qualified domestic relations order. In the case of IRAs, SEPs and SARSEPS, the exceptions for distributions on account of early retirement at or after age 55 or made pursuant to a qualified domestic relations order do not apply but other exceptions may apply. A tax-free rollover may be made once each year among individual retirement arrangements subject to the conditions and limitations described in the Code.

Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA.

If the Annuitant dies before distributions begin, distributions must be completed within five years after death, unless payments begin within one year after death and are made over a period not extending beyond the life (or life expectancy) of the Beneficiary. Except under a Roth IRA, if the Annuitant's spouse is the Beneficiary, distributions need not begin until the Annuitant would have reached age 70 1/2. If the Annuitant dies after annuity payments have begun, payments must continue to be made at least as rapidly as payments made before death.

With respect to TSA Plans, elective contributions to the Contract made after December 31, 1988 and any increases in Contract Value after that date may not be distributed prior to attaining age 59 1/2, termination of employment, death or disability. Contributions (but not earnings) made after December 31, 1988 may also be distributed by reason of financial hardship. These restrictions on withdrawal will not apply to the Contract Value as of December 31, 1988. These restrictions are not expected to change the circumstances under which transfers to other investments which qualify for tax free treatment under Section 403(b) of the Code may be made.

Except under a Roth IRA, annuity payments, periodic payments or annual distributions must generally commence by April 1 of the calendar year following the year in which the Annuitant attains age 70 1/2. In the case of a Qualified Plan or a Governmental Plan, if the Annuitant is not a "five-percent owner" as defined in the Code, these distributions must begin by the later of the date determined by the preceding sentence or the year in which the Annuitant retires. Each annual distribution must equal or exceed a "minimum distribution amount" which is determined by minimum distribution rules under the plan. A penalty tax of up to 50% of the amount which should be distributed may be imposed by the IRS for failure to distribute the required minimum distribution amount. The Company currently waives the Contingent Deferred Sales Charge on distributions that are intended to satisfy required minimum distributions, calculated as if this Contract were the participant's only retirement plan asset. This waiver only applies if the required minimum distribution exceeds the free withdrawal amount and no previous surrenders were made during the Contract Year. Rules regarding required minimum distributions apply to IRAs (including SEP and SARSEPs), Qualified Plans, TSA Plans and Governmental Plans.

Other restrictions with respect to election, commencement, or distribution of benefits may apply under the Contracts or under the terms of the Qualified Plans in respect of which the Contracts are issued.

SECTION 457 PLANS

When a distribution under a Contract held under a Section 457 Plan is made to the Annuitant, such amounts are taxed as ordinary income in the year in which received. The plan must not permit distributions prior to the Annuitant's separation from service (except in the case of unforeseen emergency).

Generally, annuity payments, periodic payments or annual distributions must commence by April 1 of the calendar year following the year in which the Annuitant attains age 70 1/2 and meet other distribution requirements. Minimum distributions under a Section 457 Plan may be further deferred if the Annuitant remains employed with the sponsoring employer. Each annual distribution must equal or exceed a "minimum distribution amount" which is determined by distribution rules under the plan. If the Annuitant dies before distributions begin, the same special distribution rules generally apply in the case of Section 457 Plans as apply in the case of Qualified Plans, TSA Plans, IRAs, SEPs, SARSEPs and Governmental Plans. These rules are discussed above in the immediately preceding section of this prospectus. An exception to these rules provides that if the beneficiary is other than the Annuitant's spouse, distribution must be completed within 15 years of death, regardless of the beneficiary's life expectancy.

(B) SPECIAL RULES FOR ANNUITIES USED BY INDIVIDUALS OR WITH PLANS AND TRUSTS NOT QUALIFYING UNDER THE CODE FOR TAX BENEFITED TREATMENT

For a Contract held by an individual, any increase in the accumulated value of the Contract is not taxable until amounts are received, either in the form of annuity payments as contemplated by the Contract or in a full or partial lump sum settlement of the Company's obligations to the Contract Owner.

Under Section 72(u) of the Code, however, Contracts held by other than a natural person (i.e. those held by a corporation or certain trusts) generally will not be treated as an annuity contract for Federal income tax purposes. This means a Contract Owner who is not a natural person will have to include in income any increase during the taxable year in the accumulated value over the investment in the Contract.

Section 817(h) of the Code requires the investments of the Variable Account to be "adequately diversified" in accordance with Treasury Regulations. Failure to do so means the variable annuity contracts described herein will cease to qualify as annuities for Federal income tax purposes. Regulations specifying the diversification requirements have been issued by the Department of the Treasury, and the Company believes it complies fully with these requirements.

In certain circumstances, owners of variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate accounts used to support their contracts. In those circumstances, income and gains from the separate account assets would be includible in the variable contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control for the investments of a segregated asset account may cause the investor [i.e., the Contract Owner], rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular Sub-Accounts without being treated as owners of the underlying assets."

The ownership rights under the Contract are similar to, but also different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of separate account assets. For example, a Contract Owner has additional flexibility in allocating premium payments and account values. These differences could result in a Contract Owner being treated as the owner of a pro rata portion of the assets of the Variable Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Contract as necessary to attempt to prevent a Contract Owner from being considered the owner of a pro rata share of the assets of the Variable Account.

Any amount received in a surrender of all or part of the Contract Value (including an amount received as a systematic withdrawal) prior to annuitization will be included in gross income to the extent of any increases in the value of the Contract resulting from earnings or gains on the underlying mutual fund shares.

The Code also imposes a ten percent penalty tax on amounts received under a Contract, before or after annuitization, which are includible in gross income. The penalty tax will not apply to any amount received under the Contract (1) after the Contract Owner has attained age 59 1/2, (2) after the death of the Contract Owner, (3) after the Contract Owner has become totally and permanently disabled, (4) as one of a series of substantially equal periodic payments made for the life (or life expectancy) of the Contract Owner or the joint lives (or life expectancies) of the Contract Owner and a Beneficiary, (5) if the Contract is purchased under certain types of retirement plans or arrangements, (6) allocable to investments in the Contract before August 14, 1982, or (7) if the Contract is an immediate annuity contract.

In the calculation of any increase in value for contracts entered into after October 4, 1988, all annuity contracts issued by the Company or its affiliates to the same Contract Owner within a calendar year will be treated as one contract.

If a Contract Owner or Annuitant dies, the tax law requires certain distributions from the Contract. (See "Payment on Death Prior to Annuitization.") Generally, such amounts are includible in the income of the recipient as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full surrender as described above; or (2) if distributed under an Annuity Option, they are taxed in the same manner as Annuity payments, as described above. For these purposes, the investment in the Contract is not affected by the Contract Owner's (or Annuitant's) death. That is, the investment in the Contract remains the amount of any purchase payments paid which were not excluded from gross income.

A transfer of ownership of a Contract, the designation of an Annuitant, Payee or other Beneficiary who is not also an Owner, the selection of certain Maturity Dates, or the exchange of a Contract may result in certain tax consequences that are not discussed herein. Anyone contemplating any such designation, transfer, assignment, selection, or exchange should contact a competent tax advisor with respect to the potential tax effects of such a transaction.

TAX WITHHOLDING

The Code and the laws of certain states require tax withholding on distributions made under annuity contracts, unless the recipient has made an election not to have any amount withheld. The Company provides recipients with an opportunity to instruct it as to whether taxes are to be withheld.

POSSIBLE CHANGES IN TAXATION

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective prior to the date of the change). A tax adviser should be consulted with respect to legislative developments and their effect on the Contract.

                                  VOTING RIGHTS

The Company is the legal owner of the Eligible Fund shares held in the Variable Account and has the right to vote those shares at meetings of the Eligible Fund shareholders. However, to the extent required by Federal securities law, the Company will give you, as Contract Owner, the right to instruct the Company how to vote the shares that are attributable to your Contract.

Prior to annuitization, the number of votes as to which you have a right of instruction is determined by applying your percentage interest in a sub- account to the total number of votes attributable to the sub-account. After annuitization, the number of votes attributable to your Contract is determined by applying the percentage interest reflected by the reserve for your Contract to the total number of votes attributable to the sub-account. After annuitization the votes attributable to your Contract decrease as reserves underlying the Contract decrease.

Contract Owners who are entitled to give voting instructions and the number of shares as to which they have a right of instruction will be determined as of the record date for the meeting. All Eligible Fund shares held in any sub- account of the Variable Account, or any other registered (or to the extent voting privileges are granted by the issuing insurance company, unregistered) separate accounts of the Company or any affiliate for which no timely instructions are received will be voted for, against, or withheld from voting on any proposition in the same proportion as the shares held in that sub-account for all policies or contracts for which voting instructions are received.

All Eligible Fund shares held by the general investment account (or any unregistered separate account for which voting privileges are not extended) of the Company or its affiliates will be voted in the same proportion as the aggregate of (i) the shares for which voting instructions are received and (ii) the shares that are voted in proportion to such voting instructions.

The SEC requires the Eligible Funds' Board of Trustees to monitor events to identify conflicts that may arise from the sale of shares to variable life and variable annuity separate accounts of affiliated and, if applicable, unaffiliated insurance companies. Conflicts could arise as a result of changes in state insurance law or Federal income tax law, changes in investment management of any portfolio of the Eligible Funds, or differences between voting instructions given by variable life and variable annuity contract owners, for example. If there is a material conflict, the Boards of Trustees will have an obligation to determine what action should be taken, including the removal of the affected sub-account(s) from the Eligible Fund(s), if necessary. If the Company believes any Eligible Fund action is insufficient, the Company will consider taking other action to protect Contract Owners. There could, however, be unavoidable delays or interruptions of operations of the Variable Account that the Company may be unable to remedy.

Each Contract Owner is a policyholder of the Company and is entitled to vote at the Company's Annual Meeting of Policyholders.

                            DISTRIBUTION OF CONTRACTS

New England Securities, the principal underwriter of the Contracts, is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. Commissions of 3% of purchase payments will be paid by the Company to the New England Securities registered representative involved in the sale of a Contract if the Maturity Date selected at issue is ten or more years after issue of the Contract. Lower commissions will be paid if the Maturity Date selected at issue is less than ten years after issue. A maximum override of .75% of purchase payments made after the first Contract Year will be paid by the Company to the general agent involved in the transaction.

New England Securities may enter into selling agreements with other broker-dealers registered under the Securities Exchange Act of 1934 whose representatives are authorized by applicable law to sell variable annuity contracts. Commissions paid to such broker-dealers will not exceed 3% of purchase payments. Commissions will be paid through the registered broker-dealer, which may also be reimbursed for all or part of the expenses incurred by the broker-dealer in connection with the sale of the Contracts.

                                THE FIXED ACCOUNT

A Fixed Account option is included under Contracts issued in those states where it has been approved by the state insurance department. You may allocate net purchase payments and may transfer Contract Value in the Variable Account to the Fixed Account, which is part of the Company's general account. The Fixed Account offers diversification to a Variable Account contract, allowing the Contract Owner to protect principal and earn, at least, a guaranteed rate of interest.

Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933, and neither the Fixed Account nor the general account has been registered as an investment company under the Investment Company Act of 1940. Therefore, neither the general account, the Fixed

Account nor any interests therein are generally subject to the provisions of these Acts, and the Company has been advised that the staff of the Securities and Exchange Commission does not review disclosures relating to the general account. Disclosures regarding the Fixed Account may, however, be subject to certain generally applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

GENERAL DESCRIPTION OF THE FIXED ACCOUNT

The Company's general account consists of all assets owned by the Company other than those in the Variable Account and the Company's other separate accounts. The Company has sole discretion over the investment of assets in the general account, including those in the Fixed Account. Contract Owners do not share in the actual investment experience of the assets in the Fixed Account. Instead, the Company guarantees that Contract Values in the Fixed Account will be credited with interest at an effective annual net rate of at least 4.5% or 3%, depending on the date when your Contract was issued. The Company is not obligated to credit interest at a rate higher than the minimum guaranteed rate applicable to your Contract, although in its sole discretion it may do so. The Company declares the current interest rate for the Fixed Account periodically. Contract Values in the Fixed Account will be credited with interest daily.

The Company has the right to modify its method of crediting interest. Under its current method, any net purchase payment or portion of Contract Value allocated to the Fixed Account will earn interest at the declared annual rate in effect on the date of the allocation. On each Contract Anniversary, the Company will determine a portion, from 0% to 100%, of your Contract Value in the Fixed Account which will earn interest at the Company's declared annual rate in effect on the Contract Anniversary. The effective interest rate credited at any time to your Contract Value in the Fixed Account will be a weighted average of all the Fixed Account rates for your Contract. (See "Contract Value and Fixed Account Transactions" below for a description of the interest rate which will be applied to Contract loan repayments allocated to the Fixed Account.)

CONTRACT VALUE AND FIXED ACCOUNT TRANSACTIONS

A Contract's total Contract Value will include its Contract Value in the Variable Account, its Contract Value in the Fixed Account and, for Contracts under which Contract loans are available, any of its Contract Value held in the Company's general account (but outside the Fixed Account) as a result of a Contract loan.

The annual $30 Administration Contract Charge will be deducted proportionately from the Contract Value in the Fixed Account and in the Variable Account. Unless you request otherwise, a partial surrender or Contract loan will reduce the Contract Value in the sub-accounts of the Variable Account and the Fixed Account proportionately. Except as described below, amounts in the Fixed Account are subject to the same rights and limitations as are amounts in the Variable Account with respect to transfers, surrenders, partial surrenders and Contract loans. The following special rules apply to transfers and Contract loan repayments involving the Fixed Account.

You may transfer amounts from the Fixed Account to the Variable Account once
----------------------------------------------------------------------------
each year within 30 days after the Contract anniversary. The amount of Contract
-------------------------------------------------------------------------------
Value which may be transferred from the Fixed Account is limited to the greater
-------------------------------------------------------------------------------
of 25% of the Contract Value in the Fixed Account and $1,000, except with the
-----------------------------------------------------------------------------
consent of the Company. Also, after the transfer is effected, Contract Value may
-----------------------
not be allocated among more than ten of the accounts, including the Fixed Account. The Company intends to restrict transfers of Contract Value into the Fixed Account in the following circumstances: (1) for the remainder of a Contract Year if an amount is transferred out of the Fixed Account in that same Contract Year; (2) if the interest rate which would be credited to the transferred amount would be equivalent to an annual effective rate of 3% or 4.5% (whichever is the minimum guaranteed Fixed Account interest rate for your Contract); or (3) if the total Contract Value in the Fixed Account equals or exceeds a maximum amount established by the Company.

If any portion of a Contract loan was attributable to Contract Value in the Fixed Account, then an equal portion of each loan repayment must be allocated to the Fixed Account. (For example, if 50% of the loan was attributable to your Fixed Account Contract Value, then 50% of each loan repayment will be allocated to the Fixed Account.) See "Loan Provision for Certain Tax Benefited Retirement Plans." The rate of interest for each loan repayment applied to the Fixed Account will be the lesser of: (1) the effective interest rate for your Contract on the date the loan repayment is applied to the Fixed Account; and (2) the current Fixed Account interest rate set by the Company in advance for that date.

The Company reserves the right to delay transfers, surrenders, partial surrenders and Contract loans from the Fixed Account for up to six months.

                           YEAR 2000 COMPLIANCE ISSUES

Like all financial services providers, NELICO utilizes systems that may be affected by Year 2000 transition issues, and it relies on a number of third parties, including banks, custodians, and investment managers, that also may be affected. NELICO and its affiliates have developed, and are in the process of implementing, a Year 2000 transition plan, and are confirming that their service providers are also so engaged. The resources that are being devoted to this effort are substantial. It is difficult to predict with precision whether the amount of resources being devoted, or the outcome of these efforts, will have any negative impact. If NELICO or its service providers, or the Eligible Funds are not successful in the Year 2000 transition, computer systems could fail or erroneous results or delays could occur when processing information after December 31, 1999. However, as of the date of this prospectus, it is not anticipated that you will experience negative effects on your investment, or on the Contract services provided, as a result of Year 2000 transition implementation. Currently NELICO has converted its systems to be Year 2000 compliant. NELICO is conducting systems testing and compliance verification which is expected to be complete in mid-1999. There can, however, be no assurance that the other service providers have anticipated every step necessary to avoid any adverse effect on the Variable Account attributable to Year 2000 transition.

                              FINANCIAL STATEMENTS

The financial statements of the Variable Account and the Company may be found in the Statement of Additional Information.

                       INVESTMENT PERFORMANCE INFORMATION

The Company may advertise performance by illustrating hypothetical average annual total returns for each sub-account of the Variable Account, based on the actual investment experience of the Eligible Funds since their inception and for the year-to-date, one, three, five, and ten year periods ending with the date of the illustration. Such performance information will be accompanied by SEC standard performance information for each sub-account, based on the actual investment experience of the sub-account since its inception and for the one, five, and ten year periods ending with the date of the information shown. See "Calculation of Performance Data" in the Statement of Additional Information and Appendix C of this prospectus.

The Company may also illustrate how the average annual total return for a five year period was determined by illustrating the average annual total return for each year in the five year period ending with the date of the illustration. Such illustrations are based on the same assumptions and reflect the same expenses and deductions described in the preceding paragraph. See "Calculation of Performance Data" in the Statement of Additional Information for an example of this type of illustration and Appendix C of this prospectus for more information about how average annual total returns are calculated.

The Company may illustrate what would have been the growth and value of a single $10,000 purchase payment for the Contract if it had been invested in each of the Eligible Funds on the first day of the first month after those Eligible Funds commenced operations. These illustrations show Contract Value and surrender value, calculated in the same manner as when they are used to arrive at average annual total return, as of the end of each year, ending with the date of the illustration. The surrender values reflect the deduction of any applicable Contingent Deferred Sales Charge, but do not reflect the deduction of any premium tax charge. These illustrations may also show annual percentage changes in Contract Value and surrender value, cumulative returns, and annual effective rates of return. The difference between the Contract Value or surrender value at the beginning and at the end of each year is divided by the beginning Contract Value or surrender value to arrive at the annual percentage change. The cumulative return is determined by taking the difference between the $10,000 investment and the ending Contract Value or surrender value and dividing it by $10,000. The annual effective rate of return is calculated in the same manner as average annual total return. See "Calculation of Performance Data" in the Statement of Additional Information for examples of these illustrations and more information about how they are calculated.

The Variable Account may update the performance history of one or more of its sub-accounts on a quarterly basis by illustrating the one, three, five, and ten year values (or since inception, if less) of a single $10,000 purchase payment invested at the beginning of such periods using the same method of calculation described in the preceding paragraph, but using the periods ending with the date of the quarterly illustration. Such illustrations will show the Contract Value at the end of the period and the cumulative return and annual effective rate of return for the period. The illustration may also include the cumulative return and annual effective rate of return of an appropriate securities index and the Consumer Price Index for the same period.

The Company may illustrate what would have been the change in value of a $100 monthly purchase payment plan if the monthly payments had been invested in each of the Eligible Funds on the first day of each month starting with the first day of the first month after those Eligible Funds commenced operations. These illustrations show cumulative payments, Contract Value and surrender value as of the end of each year, ending with the date of the illustration. Surrender values reflect the deduction of any applicable Contingent Deferred Sales Charge. The illustrations also show annual effective rates of return, which represent the compounded annual rates that the hypothetical purchase payments would have had to earn in order to produce the Contract Value and surrender value as of the date of the illustration. See "Calculation of Performance Data" in the Statement of Additional Information for examples of these illustrations and more information about how they are calculated.

The Variable Account may make available illustrations showing historical Contract Values and the annual effective rate of return, based upon hypothetical purchase payment amounts and frequencies, which can be selected by the client. The method of calculation described in the preceding paragraph will be used, but the illustration will reflect the effect of any premium tax charge applicable in the state where the illustration is delivered. The beginning date of the illustration can be selected by the client. Contract Values will be shown as of the end of each calendar year in the period and as of the end of the most recent calendar quarter.

Historical investment performance may also be illustrated by showing the percentage change in the Accumulation Unit Value and annual effective rate of return of a sub-account without reflecting the deduction of any Contingent Deferred Sales Charge, premium tax charge, or the annual $30 Administration Contract Charge, all of which have the effect of reducing historical performance. The percentage change in unit value and annual effective rate of return of each sub-account may be shown from inception of the Eligible Fund to the date of the report and for the year-to-date, one year, three year, five year, and ten year periods ending with the date of the report. The percentage change in unit value and annual effective rate of return also may be compared with the percentage change and annual effective rate for the Dow Jones Industrial Average and S&P 500 Stock Index, as well as other unmanaged indices of stock and bond performance and the Consumer Price Index, as described in the Statement of Additional Information in the Notes to the illustration of Annual Percentage Change in Contract Value and Annual Percentage Change in Surrender Value for a $10,000 Single Purchase Payment Contract. The percentage change is calculated by dividing the difference in unit or index values at the beginning and end of the period by the beginning unit or index value. See the Statement of Additional Information for a description of the method for calculating the annual effective rate of return in this illustration.

In addition, the Company may illustrate how variable annuity income payments under the Contract and commuted values of annuity income options change with investment performance over periods of time; such illustrations may be hypothetical (based on assumed uniform annual rates of return) or historical (based on historical annual returns of the sub- accounts). See "Hypothetical Illustrations of Annuity Income Payouts" and "Historical Illustrations of Annuity Income Payouts" in the Statement of Additional Information for a description of these illustrations.

From time to time the Company may advertise (in sales literature or advertising material) performance rankings of the sub-accounts of the Variable Account assigned by independent services, such as Variable Annuity Research and Data Services ("VARDS"). VARDS monitors and ranks the performance of variable annuity accounts on an industry-wide basis in each of the major categories of investment objectives. The performance analysis prepared by VARDS ranks accounts on the basis of total return calculated using Accumulation Unit Values. Thus, the effect of the Contingent Deferred Sales Charge and Administration Contract Charge assessed under the Contracts is not taken into consideration.

From time to time, articles discussing the Variable Account's investment experience, performance rankings and other characteristics may appear in national publications. Some or all of these publishers or ranking services (including, but not limited to, Lipper Analytical Services, Inc. and Morningstar) may publish their own rankings or performance reviews of variable contract separate accounts, including the Variable Account. References to, reprints or portions of reprints of such articles or rankings may be used by the Company as sales literature or advertising material and may include rankings that indicate the names of other variable contract separate accounts and their investment experience.

The Company is a member of the Insurance Marketplace Standards Association ("IMSA"), and as such may include the IMSA logo and information about IMSA membership in its advertisements. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

                                   APPENDIX A

                                  CONSUMER TIPS

DOLLAR COST AVERAGING

Dollar cost averaging allows a person to take advantage of the historical long-term stock market results, assuming that they continue, although it does not guarantee a profit or protect against a loss. If an investor follows a program of dollar cost averaging on a long-term basis and the stock fund selected performs at least as well as the S&P 500 has historically, it is likely although not guaranteed that the price at which shares are surrendered, for whatever reason, will be higher than the average cost per share.

An investor using dollar cost averaging invests the same amount of money in the same professionally managed fund at regular intervals over a long period of time. Dollar cost averaging keeps an investor from investing too much when the price of shares is high and too little when the price is low. When the price of shares is low, the money invested buys more shares. When it is high, the money invested buys fewer shares. If the investor has the ability and desire to maintain this program over a long period of time (for example, 20 years), and the stock fund chosen follows the historical upward market trends, the price at which the shares are sold should be higher than their average cost. The price could be lower, however, if the fund chosen does not follow these historical trends.

Investors contemplating the use of dollar cost averaging should consider their ability to continue the on-going purchases so that they can take advantage of periods of low price levels.

DIVERSIFICATION

Diversifying investment choices can enhance returns, by providing a wider opportunity for safe returns, and reduce risks, by spreading the chance of loss. Holding a single investment requires of that investment a safe return because a loss may risk the entire investment. By diversifying, on the other hand, an investor can more safely take a chance that some investments will under-perform and that others will over-perform. Thus an investor can potentially earn a better-than-average rate of return on a diversified portfolio than on a single safe investment. This is because, although portions of a diversified investment may be totally lost, other portions may perform at above-average rates that more than compensate for the loss.

MISCELLANEOUS

Toll-free telephone     -- A recording of daily unit values is available by
service:                   calling 1-800-333-2501.

                        -- Fund transfers and changes of future purchase
                           payment allocations can be made by calling 1-800-435-4117.

Written Communications: -- All communications and inquiries regarding address changes, premium payments, billing, fund transfers, surrenders, loans, maturities and any other processing matters relating to your Contract should be directed to:

                           New England Annuities
                           P.O. Box 642
                           Back Bay Annex
                           Boston, Mass 02116

                                   APPENDIX B

                                   PREMIUM TAX

Premium tax rates are subject to change. At present the Company pays premium taxes in the following jurisdictions at the rates shown.

                           CONTRACTS USED WITH TAX
JURISDICTION              QUALIFIED RETIREMENT PLANS   ALL OTHER CONTRACTS
------------              --------------------------   -------------------
California.............              0.50%                    2.35%
Kentucky...............              2.00%                    2.00%
Maine..................                --                     2.00%
Nevada.................                --                     3.50%
Puerto Rico............              1.00%                    1.00%
South Dakota...........                --                     1.25%
West Virginia..........              1.00%                    1.00%
Wyoming................                --                     1.00%

See "Premium Tax Charges" in the prospectus for more information about how premium taxes affect the Contracts.

                                   APPENDIX C

                           AVERAGE ANNUAL TOTAL RETURN

The tables below illustrate hypothetical average annual total returns for each sub-account for the periods shown, based on the actual investment experience of the sub-accounts, and the Eligible Funds during those periods. The tables do not represent what may happen in the future.

The Variable Account was not established until July, 1987. The Contracts were not available until September, 1988. The Capital Growth, Back Bay Advisors Bond Income and Back Bay Advisors Money Market Series commenced operations on August 26, 1983. The Westpeak Growth and Income and Goldman Sachs Midcap Value (formerly the Loomis Sayles Avanti Growth Series) commenced operations on April 30, 1993. The VIP Equity-Income Portfolio commenced operations on October 9, 1986, and the VIP Overseas Portfolio commenced operations on January 28, 1987. The Westpeak Stock Index and Back Bay Advisors Managed Series commenced operations on May 1, 1987. The Loomis Sayles Small Cap Series commenced operations on May 2, 1994. The other Zenith Fund Series (Loomis Sayles Balanced, Morgan Stanley International Magnum Equity, Alger Equity Growth, Davis Venture Value, Salomon Brothers Strategic Bond Opportunities and Salomon Brothers U.S. Government) commenced operations on October 31, 1994.

Calculations of average annual total return are based on the assumption that a single investment of $1,000 was made at the beginning of each period shown. The figures do not reflect the effect of any premium tax charges, which apply in certain states, and which would reduce the results shown.

The average annual total return is related to surrender value and is calculated as follows. The amount of the assumed $1,000 purchase payment for a Contract issued at the beginning of the period is divided by the Accumulation Unit Value of each sub-account at the beginning of the period shown to arrive at the number of Accumulation Units purchased. The number of Accumulation Units is reduced on each Contract anniversary to reflect deduction of the annual $30 Administration Contract Charge from the Contract Value. Each such $30 deduction reduces the number of units held under the Contract by an amount equal to $30 divided by the Accumulation Unit Value on the date of the deduction. The total number of units held under the Contract at the beginning of the last Contract Year covered by the period shown is multiplied by the Accumulation Unit Value on December 31, 1998 to arrive at the Contract Value on that date. This Contract Value is then reduced by the applicable Contingent Deferred Sales Charge and by the portion of the $30 Administration Contract Charge which would be deducted upon surrender on December 31, 1998 to arrive at the surrender value. The average annual total return is the annual compounded rate of return which would produce the surrender value on December 31, 1998. In other words, the average annual total return is the rate which, when added to 1, raised to a power reflecting the number of years in the period shown, and multiplied by the initial $1,000 investment, yields the surrender value at the end of the period. The average annual total returns assume that no premium tax charge has been deducted.

Sub-account average total return, which is calculated in accordance with the SEC standardized formula, uses the inception date of the sub-account through which the Eligible Fund shown is available. Fund total return adjusted for Contract charges uses the inception date of the Eligible Fund shown, and therefore may reflect periods prior to the availablity of the corresponding sub-account under the Contract. THIS INFORMATION DOES NOT INDICATE OR REPRESENT FUTURE PERFORMANCE.

                     SUB-ACCOUNT AVERAGE ANNUAL TOTAL RETURN

     For purchase payment allocated to the Loomis Sayles Small Cap Series:

                      PERIOD ENDING DECEMBER 31, 1998
                      -------------------------------
1 Year.............................................................   -11.09%
Since Inception of the Sub-Account.................................    11.07%

     For purchase payment allocated to the Morgan Stanley International Magnum Equity Series:*

                      PERIOD ENDING DECEMBER 31, 1998
                      -------------------------------
1 Year.............................................................   -2.72%
Since Inception of the Sub-Account.................................    -.28%

     For purchase payment allocated to the VIP Overseas Portfolio:

                        PERIOD ENDING DECEMBER 31, 1998
                        -------------------------------
1 Year.............................................................   2.39%
5 Years............................................................   4.61%
Since Inception of the Sub-Account.................................   5.33%

     For purchase payment allocated to the Alger Equity Growth Series:

                    PERIOD ENDING DECEMBER 31, 1998
                    -------------------------------
1 Year.............................................................   35.09%
Since Inception of the Sub-Account.................................   25.17%

     For purchase payment allocated to the Capital Growth Series:

                      PERIOD ENDING DECEMBER 31, 1998
                      -------------------------------
1 Year.............................................................   22.32%
5 Years............................................................   15.68%
10 Years...........................................................   14.89%
Since Inception of the Sub-Account.................................   14.27%

     For purchase payment allocated to the Goldman Sachs Midcap Value Series:**

                      PERIOD ENDING DECEMBER 31, 1998
                      -------------------------------
1 Year.............................................................   -14.60%
5 Years............................................................     6.31%
Since Inception of the Sub-Account.................................     6.06%

     For purchase payment allocated to the Davis Venture Value Series:

                      PERIOD ENDING DECEMBER 31, 1998
                      -------------------------------
1 Year.............................................................     3.95%
Since Inception of the Sub-Account.................................    20.62%

     For purchase payment allocated to the Westpeak Growth and Income Series:

                      PERIOD ENDING DECEMBER 31, 1998
                      -------------------------------
1 Year.............................................................   13.31%
5 Years............................................................   16.48%
Since Inception of the Sub-Account.................................   16.03%

----------
* The Morgan Stanley International Magnum Equity Series' subadviser was Draycott Partners, Ltd. until May 1, 1997, when Morgan Stanley Dean Witter Investment Management Inc. became the subadviser.

** The Goldman Sachs Midcap Value Series' subadviser was Loomis, Sayles & Company, L.P. until May 1, 1998, when Goldman Sachs Asset Management became the subadviser.

     For purchase payment allocated to the Westpeak Stock Index Series:***

                    PERIOD ENDING DECEMBER 31, 1998
                    -------------------------------
1 Year..............................................................   16.57%
5 Years.............................................................   18.55%
Since Inception of the Sub-Account..................................   14.46%

     For purchase payment allocated to the VIP Equity-Income Portfolio:

                      PERIOD ENDING DECEMBER 31, 1998
                      -------------------------------
1 Year..............................................................    1.35%
5 Years.............................................................   13.97%
Since Inception of the Sub-Account..................................   13.21%

     For purchase payment allocated to the Loomis Sayles Balanced Series:

                        PERIOD ENDING DECEMBER 31, 1998
                        -------------------------------
1 Year..............................................................   -1.00%
Since Inception of the Sub-Account..................................   10.73%

For purchase payment allocated to the Back Bay Advisors Managed Series:***

                      PERIOD ENDING DECEMBER 31, 1998
                      -------------------------------
1 Year..............................................................    8.84%
5 Years.............................................................   12.73%
10 Years............................................................   11.00%
Since Inception of the Sub-Account..................................   10.82%

     For purchase payment allocated to the Salomon Brothers Strategic Bond Opportunities Series:

                      PERIOD ENDING DECEMBER 31, 1998
                      -------------------------------
1 Year..............................................................   -7.61%
Since Inception of the Sub-Account..................................    5.52%

     For purchase payment allocated to the Back Bay Advisors Bond Income Series:

                      PERIOD ENDING DECEMBER 31, 1998
                      -------------------------------
1 Year..............................................................   -1.07%
5 Years.............................................................    3.08%
10 Years............................................................    6.20%
Since Inception of the Sub-Account..................................    6.00%

     For purchase payment allocated to the Salomon Brothers U.S. Government
Series:

                      PERIOD ENDING DECEMBER 31, 1998
                      -------------------------------
1 Year..............................................................   -2.41%
Since Inception of the Sub-Account..................................    3.06%

----------
*** These sub-accounts are only available through Contracts purchased prior to May 1, 1995.

     For purchase payment allocated to the Back Bay Advisors Money Market
Series:

                    PERIOD ENDING DECEMBER 31, 1998
                    -------------------------------
1 Year..............................................................   -4.59%
5 Years.............................................................    -.04%
10 Years............................................................    1.40%
Since Inception of the Sub-Account..................................    1.49%

                 FUND TOTAL RETURN ADJUSTED FOR CONTRACT CHARGES

     For purchase payment allocated to the Loomis Sayles Small Cap Series:

                    PERIOD ENDING DECEMBER 31, 1998
                    -------------------------------
1 Year.............................................................   -11.09%
Since Inception of the Fund........................................    11.07%

     For purchase payment allocated to the Morgan Stanley International Magnum Equity Series:*

                    PERIOD ENDING DECEMBER 31, 1998
                    -------------------------------
1 Year.............................................................   -2.72%
Since Inception of the Fund........................................    -.28%

     For purchase payment allocated to the VIP Overseas Portfolio:

                    PERIOD ENDING DECEMBER 31, 1998
                    -------------------------------
1 Year.............................................................   2.39%
5 Years............................................................   4.61%
10 Years...........................................................   6.21%
Since Inception of the Fund........................................   4.46%

     For purchase payment allocated to the Alger Equity Growth Series:

                    PERIOD ENDING DECEMBER 31, 1998
                    -------------------------------
1 Year.............................................................   35.08%
Since Inception of the Fund........................................   25.17%

     For purchase payment allocated to the Capital Growth Series:

                    PERIOD ENDING DECEMBER 31, 1998
                    -------------------------------
1 Year.............................................................   22.32%
5 Years............................................................   15.68%
10 Years...........................................................   14.89%
Since Inception of the Fund........................................   21.36%

----------
* The Morgan Stanley International Magnum Equity Series' subadviser was Draycott Partners, Ltd. until May 1, 1997, when Morgan Stanley Dean Witter Investment Management Inc. became the subadviser.

     For purchase payment allocated to the Goldman Sachs Midcap Value Series:**

                    PERIOD ENDING DECEMBER 31, 1998
                    -------------------------------
1 Year.............................................................   -14.60%
5 Years............................................................     6.31%
Since Inception of the Fund........................................     7.89%

     For purchase payment allocated to the Davis Venture Value Series:

                      PERIOD ENDING DECEMBER 31, 1998
                      -------------------------------
1 Year.............................................................    3.95%
Since Inception of the Fund........................................   20.62%

     For purchase payment allocated to the Westpeak Growth and Income Series:

                     PERIOD ENDING DECEMBER 31, 1998
                     -------------------------------
1 Year.............................................................   13.31%
5 Years............................................................   16.48%
Since Inception of the Fund........................................   16.88%

     For purchase payments allocated to the Westpeak Stock Index Series:***

                    PERIOD ENDING DECEMBER 31, 1998
                    -------------------------------
1 Year.............................................................   16.57%
5 Years............................................................   18.55%
10 Years...........................................................   15.04%
Since Inception of the Fund........................................   12.14%

For purchase payment allocated to the VIP Equity-Income Portfolio:

                    PERIOD ENDING DECEMBER 31, 1998
                    -------------------------------
1 Year.............................................................    1.35%
5 Years............................................................   13.97%
10 Years...........................................................   10.75%
Since Inception of the Fund........................................   11.87%

     For purchase payment allocated to the Loomis Sayles Balanced Series:

                    PERIOD ENDING DECEMBER 31, 1998
                    -------------------------------
1 Year.............................................................   -1.00%
Since Inception of the Fund........................................   10.73%

     For purchase payments allocated to the Back Bay Advisors Managed Series:***

                      PERIOD ENDING DECEMBER 31, 1998
                      -------------------------------
1 Year.............................................................    8.84%
5 Years............................................................   12.73%
10 Years...........................................................   11.00%
Since Inception of the Fund........................................    9.47%

----------
** The Goldman Sachs Midcap Value Series' subadviser was Loomis, Sayles & Company, L.P. until May 1, 1998, when Goldman Sachs Asset Management became the subadviser.

*** These sub-accounts are only available through Contracts purchased prior to May 1, 1995.

     For purchase payment allocated to the Salomon Brothers Strategic Bond Opportunities Series:

                    PERIOD ENDING DECEMBER 31, 1998
                    -------------------------------
1 Year..............................................................   -7.61%
Since Inception of the Fund.........................................    5.52%

     For purchase payment allocated to the Back Bay Advisors Bond Income Series:

                    PERIOD ENDING DECEMBER 31, 1998
                    -------------------------------
1 Year..............................................................   -1.07%
5 Years.............................................................    3.08%
10 Years............................................................    6.20%
Since Inception of the Fund.........................................    6.99%

For purchase payment allocated to the Salomon Brothers U.S. Government Series:

                    PERIOD ENDING DECEMBER 31, 1998
                    -------------------------------
1 Year..............................................................   -2.41%
Since Inception of the Fund.........................................    3.06%

     For purchase payment allocated to the Back Bay Advisors Money Market
Series:

                    PERIOD ENDING DECEMBER 31, 1998
                    -------------------------------
1 Year..............................................................   -4.59%
5 Years.............................................................    -.04%
10 Years............................................................    1.40%
Since Inception of the Fund.........................................    2.62%

Information is available illustrating the impact of fund performance on annuity payouts. For examples, see "Historical Illustrations of Annuity Income Payments" and "Hypothetical Illustrations of Annuity Income Payments" in the Statement of Additional Information.

                                TABLE OF CONTENTS
                                       OF
                       STATEMENT OF ADDITIONAL INFORMATION

                                                                           PAGE
                                                                           -----
HISTORY.................................................................    II-3
SERVICES RELATING TO THE VARIABLE ACCOUNT AND THE CONTRACTS.............    II-3
PERFORMANCE COMPARISONS.................................................    II-3
CALCULATION OF PERFORMANCE DATA.........................................    II-4
NET INVESTMENT FACTOR...................................................   II-20
ANNUITY PAYMENTS........................................................   II-20
HYPOTHETICAL ILLUSTRATIONS OF ANNUITY INCOME PAYOUTS....................   II-22
HISTORICAL ILLUSTRATIONS OF ANNUITY INCOME PAYOUTS......................   II-25
EXPERTS.................................................................   II-28
LEGAL MATTERS...........................................................   II-28
APPENDIX A..............................................................   II-29
FINANCIAL STATEMENTS....................................................     F-1

If you would like to obtain a copy of the Statement of Additional Information, please complete the request form below and mail to:

New England Securities Corporation
399 Boylston Street
Boston, Massachusetts 02116

...........................................

Please send a copy of the Statement of Additional Information of The New England Variable Account to:

--------------------------------------------------------------------------------
                                      NAME

--------------------------------------------------------------------------------
                                     STREET

--------------------------------------------------------------------------------
                                 CITY STATE ZIP

PART C.   OTHER INFORMATION


ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS


(a)  Financial Statements


     The following financial statements of the Registrant are included in Part B of this Post-Effective Amendment on Form N-4:



     Report of Independent Registered Public Accounting Firm.

     Statement of Assets and Liabilities as of December 31, 2008.

     Statement of Operations for the year ended December 31, 2008.

     Statements of Changes in Net Assets for the years ended December 31, 2008 and 2007.


     Notes to Financial Statements.


     The following financial statements of the Depositor are included in Part B of this Post-Effective Amendment on Form N-4:



     Report of Independent Registered Public Accounting Firm.

     Consolidated Balance Sheets as of December 31, 2008 and 2007.

     Consolidated Statements of Income for the years ended December 31, 2008, 2007 and 2006.

     Consolidated Statements of Stockholder's Equity for the years ended December 31, 2008, 2007 and 2006.

     Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007, and 2006.


     Notes to Consolidated Financial Statements.

(b)  Exhibits

(1) (i) Resolutions of the Board of Directors of New England Mutual Life Insurance Company establishing a new separate account (approved July 15, 1987; and dated on August 31, 1987) for The New England Variable Account are incorporated herein by reference to the Registration Statement on Form N-4 (File Nos. 333-11131/811-05338) filed on August 30, 1996.

     (ii) Resolutions of the Depositor adopting a Plan and Agreement of Merger between Metropolitan Life Insurance Company and New England Mutual Life Insurance Company (approved May 28, 1996; and dated July 15, 1987) for The New England Variable Account are incorporated herein by reference to the Registration Statement on Form N-4 (File Nos. 333-11131/811-05338) filed on August 30, 1996.

     (iii) Resolutions of the Board of Directors of Metropolitan Life Insurance Company establishing Metropolitan Life Separate Account E on September 27, 1983 is incorporated herein by reference to the Registration Statement on Form N-4 for Metropolitan Life Separate Account E (File Nos.
     002-90380/811-04001) filed on February 27, 1996.

(2)  None

(3) (i) Distribution Agreement between New England Securities Corporation, Metropolitan Life Insurance Company and New England Variable Life Insurance Company is incorporated herein by reference to the Registration Statement on Form N-4 (File Nos. 333-11131/811-05338) filed on August 30, 1996.


     (ii) Letter Supplement to the Distribution Agreement (filed herewith)


     (iii) Form of Selling Agreement with other broker-dealers is incorporated herein by reference to Post-Effective Amendment No. 2 to the Registration Statement on Form N-4 for The New England Variable Account (File Nos. 333-11131/811-05338) filed on May 1, 1998.

(4) (i) Form of New England Mutual Life Insurance Company Variable Annuity Contract is incorporated herein by reference to Post-Effective Amendment No. 2 to the Registration Statement on Form N-4 for The New England Variable Account (File Nos. 333-11131/811-05338) filed on May 1, 1998.

     (ii) Form of New England Mutual Life Insurance Company Contract Loan Endorsement is incorporated herein by reference to Post-Effective Amendment No. 2 to the Registration Statement on Form N-4 for The New England Variable Account (File Nos. 333-11131/811-05338) filed on May 1, 1998.

     (iii) Forms of New England Mutual Life Insurance Company Endorsements, (Death of Owner, Individual Retirement Annuity, and Sample of Benefits for Disability of Annuitant) are incorporated herein by reference to Post-Effective Amendment No. 2 to the Registration Statement on Form N-4 for The New England Variable Account (File Nos. 333-11131/811-05338) filed on
     May 1, 1998.

     (iv) Forms of Metropolitan Life Insurance Company Endorsements (New Contract Loan, Spousal/Beneficiary Continuation) are incorporated herein by reference to Post-Effective Amendment No. 2 to the Registration Statement on Form N-4 for The New England Variable Account (File Nos. 333-11131/ 811-05338) filed on May 1, 1998.

     (v) Form of Metropolitan Life Insurance Company Endorsement to New England Mutual Life Insurance Company Variable Annuity Contract (See (4)(i) above) is incorporated herein by reference to the Registration Statement on Form N-4 for The New England Variable Account (File Nos. 333-11131/811-05338) filed on August 30, 1996.

     (vi) Forms of Metropolitan Life Insurance Company Variable Annuity Contract and Application are incorporated herein by reference to the Registration Statement on Form N-4 for The New England Variable Account (File Nos. 333-11131/811-05338) filed on August 30, 1996.

     (vii) Forms of Metropolitan Life Insurance Company Endorsements (Fixed Account, Contract Loans, Tax-Sheltered Annuity, Periodic Reports and Postponement of Surrender) are incorporated herein by reference to the Registration Statement on Form N-4 for The New England Variable Account (File Nos. 333-11131/811-05338) filed on August 30, 1996.

     (viii) Forms of New England Mutual Life Insurance Company Endorsements (Contract Loans, Fixed Account, Tax-Sheltered Annuity and Rider Benefits of Disability of Annuitant and Modification of Variable Life Income Section and New York Endorsement) are incorporated by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-4 for The New England Variable Account (File Nos. 333-11131/811-05338) filed on
     February 26, 1999.

     (ix) Form of Metropolitan Life Insurance Company Endorsement (Roth Individual Retirement Annuity) is incorporated herein by reference to Post-

                                      III-2

     Effective Amendment No. 3 to the Registration Statement for Form N-4 for The New England Variable Account(File Nos. 333-11131/811-05338) filed on February 26, 1999.

     (x) Forms of Endorsements (Fixed Account and Postponement of Fixed Account Values) are incorporated herein by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-4 for The New England Variable Account (File Nos. 333-11131/811-05338) filed on April 26, 1999.

     (xi) Forms of Endorsements (TSA) for Metropolitan Life Insurance Company and New England Life Insurance Company are incorporated herein by reference to Post-Effective Amendment No. 5 to the Registration Statement on Form N-4 for The New England Variable Account (File Nos. 333-11131/811-05338) filed on April 27, 2000.

     (xii) Form of Endorsement (VE-AMF-3 (05/01) Mortality and Expense Charge) is incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4 for The New England Variable Account (File Nos. 333-11131/811-05338) filed on February 27, 2001.

     (xiii) Forms of Endorsements: Tax Sheltered Annuity Endorsement NEL-398.2 (09/02); 401 Plan Endorsement NEL-401.2 (09/02); Simple Individual Retirement Annuity Endorsement (NEL-439.1) (09/02); and Roth Individual Retirement Annuity Endorsement NEL-446.2 (09/02) are incorporated herein by reference to Post-Effective Amendment No. 10 to the Registration Statement on Form N-4 for The New England Variable Account (File Nos. 333-11131/ 811-05338) filed on April 25, 2003.

     (xiv) Form of Endorsement: Individual Retirement Annuity Endorsement ML
     408.2 (9/02) is incorporated herein by reference to Post-Effective Amendment No. 11 to the Registration Statement on Form N-4 for The New England Variable Account (File Nos. 333-11131/811-05338) filed on April 29, 2004.

(5) (i) New England Mutual Life Insurance Company Application is incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-4 for The New England Variable Account (File Nos. 333-11131/811-05338) filed on February 26, 1999.

     (ii) For Metropolitan Life Insurance Company Application see (4)(vi) above.

(6) (i) Amended and Restated Charter of Metropolitan Life Insurance Company, dated October 31, 2001 (effective November 27, 2001) is incorporated herein by reference to the initial Registration Statement for Metropolitan Life Separate Account E on Form N-4 (File Nos. 333-837161/811-04001) filed on March 5, 2002.

     (ii) Amended and Restated By-Laws of Metropolitan Life Insurance Company, effective July 3, 2007, are incorporated herein by reference to the Registration Statement for Metropolitan Life Separate Account E on Form N-4 (File Nos. 333-52366/811-04001) filed on January 17, 2008.


(7)  None.

(8) (i) Participation Agreement Among Variable Insurance Products Fund, Fidelity Distributors Corporation and Metropolitan Life Insurance Company effective July 2, 1991 is incorporated herein by reference to Post Effective Amendment No. 22 to the Registration Statement on Form N-4 for Metropolitan Life Separate Account E (File Nos. 002-90380/811-04001) filed on April 30, 1997.


     (ii) Amendment No. 1 to Participation Agreement (effective July 2, 1991) among Metropolitan Life Insurance Company, Variable Insurance Products Fund and Fidelity Distributors Corporation effective November 1, 1991.

     (iii) Amendment No. 2 to Participation Agreement (effective July 2, 1991) among Metropolitan Life Insurance Company, Variable Insurance Products Fund and Fidelity Distributors Corporation effective December 15, 1994.

     (iv) Notice under Participation Agreements (effective July 2, 1991), as amended, between Variable Insurance Products Fund, Variable Insurance Products Fund II, Fidelity Distributors Corporation and Metropolitan Life Insurance Company dated June 29, 2000.

     (v) Amendment No. 3 to Participation Agreement (effective July 2, 1991) among Metropolitan Life Insurance Company, Variable Insurance Products Fund and Fidelity Distributors Corporation effective September 5, 2000. (filed herewith)



     (vi) Fourth Amendment to Amended and Restated Participation Agreement (effective July 2, 1991) among Metropolitan Life Insurance Company, Variable Insurance Products Fund I and Fidelity Distributors Corporation effective May 1, 2004. (filed herewith)



     (vii) Letter of Amendment and Assignment of Participation Agreements (dated July 1, 1991, as amended) between Variable Insurance Products Fund, Fidelity Distributors Corporation and Metropolitan Life Insurance Company and between Variable Insurance Products Fund II, Fidelity Distributors Corporation and Metropolitan Life Insurance Company consented June 18, 2007. (filed herewith)



     (viii) Amendment No. 5 Dated April 28, 2008 to the Participation Agreements among Metropolitan Life Insurance company Variable Insurance Products Fund I and Variable Insurance Products Fund II (effective July 2, 1991, as amended), Variable Insurance Products Fund III (effective September 1, 2000, as amended), and Fidelity Variable Insurance Products V (effective May 16, 2007). (filed herewith)


                                      III-3

     (ix) Participation Agreement among Met Investors Series Trust, Met Investors Advisory Corp., Met Investors Distribution Company and Metropolitan Life Insurance Company dated April 30, 2001, is incorporated herein by reference to the initial Registration Statement for Metropolitan Life Separate Account E on Form N-4 (File Nos. 333-837161/04001) filed on March 5, 2002.

     (x) First Amendment to Participation Agreement (effective April 30, 2001) among Met Investors Series Trust, Met Investors Advisory LLC, MetLife Investors Distribution Company and Metropolitan Life Insurance Company effective April 30, 2007; and Second Amendment to the Participation Agreement (effective April 30, 2001) among Met Investors Series Trust, MetLife Advisory LLC, MetLife Investors Distribution Company and Metropolitan Life Insurance Company effective May 1, 2009 is incorporated herein by reference to Post-Effective Amendment No. 17 to the Registration Statement on Form N-4 for The New England Variable Account (File Nos. 333-11131/811-05338) filed on April 20, 2009.

     (xi) Fund Participation Agreement among Metropolitan Life Insurance Company, American Funds Insurance Series, and Capital Research and Management Company dated April 30, 2001, is incorporated herein by reference to Metropolitan Life Separate Account E's Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 (File Nos. 333-52366/811-04001) filed on August 3, 2001.



     (xii) Amendment No. 1 Dated May 1, 2006 to the Participation Agreement dated April 30, 2001 among Metropolitan Life Insurance Company, American Funds Insurance Series, and Capital Research and Management Company; Amendment No. 2 Dated as April 28, 2008 to the Participation Agreement dated April 30, 2001, as Previously Amended among Metropolitan Life Insurance Company,American Funds Insurance Series, and Capital Research and Management Company; and Amendment No. 3 dated as of November 10, 2008 to the Participation Agreement dated April 30, 2001, as Previously Amended among Metropolitan Life Insurance Company, American Funds Insurance
     Series, and Capital Research and Management Company. (filed herewith).


     (xiii) Participation Agreement among Metropolitan Series Fund, Inc., MetLife Advisers, LLC, MetLife Investors Distribution Company and Metropolitan Life Insurance Company dated August 31, 2007 is incorporated herein by reference to Post-Effective Amendment No. 15 to the Registration Statement on Form N-4 (File Nos. 333-11131/811-05338) filed on April 18, 2008.



(9)  Opinion and Consent of Counsel. (filed herewith)




(10) Consent of Independent Registered Public Accounting Firm (Deloitte & Touche LLP). (filed herewith)



(11) None

(12) None

(13) Powers of Attorney for Sylvia Mathews Burwell, Eduardo Castro-Wright, Cheryl W. Grise, C. Robert Henrikson, R. Glenn Hubbard, John M. Keane, Alfred F. Kelly, Jr., James M. Kilts, Catherine R. Kinney, Hugh B. Price, David Satcher, Kenton J. Sicchitano, William C. Steere, Jr., Lulu C. Wang, William J. Wheeler, James L. Lipscomb and Peter M. Carlson. (filed herewith)


ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

        Name           Principal Occupation and            Positions and Offices
                            Business Address                   with Depositor

                                      III-4

        Name                             Principal Occupation and                             Positions and Offices
                                             Business Address                                     with Depositor

C. Robert Henrikson        MetLife, Inc and Metropolitan Life Insurance Company   Chairman of the Board, President and Chief
                           Chairman of the Board and Chief Executive Officer      Executive Officer
                           200 Park Avenue
                           New York, NY 10166

Sylvia Mathews Burwell     President, Global Development Program                  Director
                           The Bill and Melinda Gates Foundation
                           1551 Eastlake Avenue East
                           Seattle, WA 98102

Eduardo Castro-Wright      President and Chief Executive Officer                  Director
                           Wal-Mart Stores, USA
                           702 Southwest 8th Street
                           Bentonville, AK 72716

Burton A. Dole, Jr.        Retired Chairman, Dole/Neal LLC                        Director
                           Pauma Valley Country Club
                           15835 Pauma Valley Drive
                           Pauma Valley, CA 92061

Cheryl W. Grise            Retired Executive Vice President                       Director
                           Northeast Utilities
                           24 Stratford Road
                           West Hartford, CT 06117

R. Glenn Hubbard           Dean and Russell L. Carson Professor of Finance and    Director
                           Economics
                           Graduate School of Business
                           Columbia University
                           Uris Hall
                           3022 Broadway
                           New York, NY 10027-6902

John M. Keane              Co-Founder and Senior Managing Director                Director
                           Keane Advisors, LLC
                           2020 K St., N.W., Suite 300
                           Washington, DC 20006

Alfred F. Kelly, Jr.       President                                              Director
                           American Express Company
                           200 Vesey Street
                           New York, NY 10285


                                      III-5

        Name                         Principal Occupation and                        Positions and Offices
                                         Business Address                                with Depositor

James M. Kilts             Partner                                                Director
                           Centerview Partners Management, LLC
                           16 School Street
                           Rye, NY 10580

Catherine R. Kinney        Retired President and Co-Chief Operating Officer       Director
                           NYSE
                           1158 5th Avenue
                           New York, NY 10029

Hugh B. Price              Senior Fellow                                          Director
                           Brookings Institution
                           1775 Massachusetts Avenue, N.W.
                           Washington, DC 20036

David Satcher              Director of Satcher Health Leadership Institute and    Director
                           Center of Excellence on Health Disparities
                           Morehouse School of Medicine
                           720 Westview Drive, S.W.
                           Atlanta, GA 30310-1495

Kenton J. Sicchitano       Retired Global Managing Partner                        Director
                           PricewaterhouseCoopers, LLC
                           25 Phillips Pond Road
                           Natick, MA 01760

William C. Steere, Jr.     Retired Chairman of the Board and Chief                Director
                           Executive Officer
                           Pfizer, Inc.
                           235 East 42nd Street, 22nd Floor
                           New York, NY 10017



                                      III-6

        Name                         Principal Occupation and                        Positions and Offices
                                         Business Address                                with Depositor

Lulu C. Wang               Chief Executive Officer                                Director
                           Tupelo Capital Management LLC
                           767 3rd Avenue, 11th Floor
                           New York, NY 10017


Set forth below is a list of certain principal officers of Metropolitan Life Insurance Company ("Metropolitan Life"). The principal business address of each officer of Metropolitan Life is 200 Park Avenue, New York, New York 10166.



Name                       Position with Metropolitan Life

C. Robert Henrikson        Chairman of the Board, President and Chief Executive
                           Officer

Jeffrey A. Welikson        Senior Vice President and Secretary

Ruth A. Fattori            Executive Vice President and Chief Administrative
                           Officer

Steven A. Kandarian        Executive Vice President and Chief Investment Officer

James L. Lipscomb          Executive Vice President and General Counsel

Maria R. Morris            Executive Vice President, Technology and Operations

William J. Mullaney        President, Institutional Business

Peter M. Carlson           Executive Vice President and Chief Accounting Officer

William J. Toppeta         President, International

Lisa Weber                 President, Individual Business

William J. Wheeler         Executive Vice President and Chief Financial Officer



ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE INSURANCE COMPANY OR REGISTRANT.


     The Registrant is a separate account of Metropolitan Life Insurance Company under the New York Insurance law. Under said law the assets allocated to the separate account are the property of Metropolitan Life Insurance Company. Metropolitan Life Insurance Company is a wholly-owned subsidiary of MetLife, Inc. a publicly traded company. The following outline indicates those persons who are controlled by or under common control with Metropolitan Life Insurance Company. No person is controlled by the Registrant.


                                      III-7

             ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                              AS OF JUNE 30, 2009

The following is a list of subsidiaries of MetLife, Inc. updated as of June 30, 2009. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, (if any)) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.


A.    MetLife Group, Inc. (NY)

B.    MetLife Bank National Association (USA)

C.    Exeter Reassurance Company, Ltd. (Bermuda)

D.    MetLife Taiwan Insurance Company Limited (Taiwan)

E.    Metropolitan Tower Life Insurance Company (DE)

      1.    TH Tower NGP, LLC (DE)

      2. Partners Tower, L.P. (DE) - a 99% limited partnership interest of Partners Tower, L.P. is held by Metropolitan Tower Life Insurance Company and 1% general partnership interest is held by TH Tower NGP, LLC (DE)

      3.    TH Tower Leasing, LLC (DE)

      4.    MetLife Reinsurance Company of Vermont (VT)

      5.    EntreCap Real Estate II LLC (DE)

            a)    PREFCO Dix-Huit LLC (CT)

            b)    PREFCO X Holdings LLC (CT)

            c) PREFCO Ten Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Ten Limited Partnership is held by EntreCap Real Estate II LLC and 0.1% general partnership is held by PREFCO X Holdings LLC.

            d)    PREFCO Vingt LLC (CT)

            e) PREFCO Twenty Limited Partnership (CT) - a 99% limited partnership interest of PREFCO Twenty Limited Partnership is held by EntreCap Real Estate II LLC and 1% general partnership is held by PREFCO Vingt LLC.

     6.     Plaza Drive Properties, LLC (DE)

     7.     MTL Leasing, LLC (DE)

            a)    PREFCO IX Realty LLC (CT)

            b)    PREFCO XIV Holdings LLC (CT)

            c) PREFCO Fourteen Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Fourteen Limited Partnership is held by MTL Leasing, LLC and 0.1% general partnership is held by PREFCO XIV Holdings LLC.

F. MetLife Pensiones Mexico S.A. (Mexico)- 97.4738% is owned by MetLife, Inc. and 2.5262% is owned by MetLife International Holdings, Inc.

G. MetLife Chile Inversiones Limitada (Chile)- 99.9999999% is owned by MetLife, Inc. and 0.0000001% is owned by Natiloportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile)- 99.99% is owned by MetLife Chile Inversiones Limitada and 0.01% is owned by MetLife International Holdings, Inc.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile)- 99.99% is owned by MetLife Chile Seguros de Vida S.A. and 0.01% is owned by MetLife Chile Inversiones Limitada.

H. MetLife Mexico S.A. (Mexico)- 98.70541% is owned by MetLife, Inc., 1.29459% is owned by MetLife International Holdings, Inc.

      1. MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. and 0.01% is owned by MetLife Pensiones Mexico S.A.

            a) Met1 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.

            b) Met2 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.


            c) MetA SIEFORE Adicional, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            d) Met3 SIEFORE Basica, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            e) Met4 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            f) Met5 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

      2. ML Capacitacion Comercial S.A. de C.V. (Mexico) - 99% is owned by MetLife Mexico S.A. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

I. MetLife Mexico Servicios, S.A. de C.V. (Mexico)- 98% is owned by MetLife, Inc. and 2% is owned by MetLife International Holdings, Inc.

J.    Metropolitan Life Seguros de Vida S.A. (Uruguay)

K.    MetLife Securities, Inc. (DE)

L.    Enterprise General Insurance Agency, Inc. (DE)

      1.    MetLife General Insurance Agency of Texas, Inc. (DE)

      2.    MetLife General Insurance Agency of Massachusetts, Inc. (MA)

M.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

N.    MetLife Investors Insurance Company (MO)

O.    First MetLife Investors Insurance Company (NY)

P.    Walnut Street Securities, Inc. (MO)

Q.    Newbury Insurance Company, Limited (BERMUDA)

R.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    MetLife Advisers, LLC (MA)

      3.    MetLife Investors Financial Agency, Inc. (TX)

S.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Mexico Cares, S.A. de C.V. (Mexico)

            a)    Fundacion MetLife Mexico, A.C. (Mexico)

      2.    Natiloportem Holdings, Inc. (DE)

            a)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

                  i) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  ii) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      3. MetLife India Insurance Company Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.


      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.99935% is owned by MetLife International Holdings, Inc. and 0.00065% is owned by Natiloporterm Holdings, Inc.


      5. MetLife Seguros de Vida S.A. (Argentina)- 96.7372% is owned by MetLife Seguros de Vida S.A. and 3.2628% is owned by Natiloportem Holdings, Inc.


      6. MetLife Insurance Company of Korea Limited (South Korea)- 14.64% of MetLife Insurance Company of Korea Limited is owned by MetLife, Mexico, S.A. and 85.36% is owned by Metlife International Holdings, Inc.


      7. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 66.6617540% is owned by MetLife International Holdings, Inc.
            and 33.3382457% is owned by MetLife Worldwide Holdings, Inc. and 0.0000003% is owned by Natiloportem Holdings, Inc.


      8.    MetLife Global, Inc. (DE)

      9. MetLife Administradora de Fundos Multipatrocinados Ltda (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.

      10.   MetLife Insurance Limited (United Kingdom)

      11.   MetLife General Insurance Limited (Australia)

      12.   MetLife Limited (United Kingdom)

      13.   MetLife Insurance S.A./NV (Belgium)

      14.   MetLife Services Limited (United Kingdom)

      15.   MetLife Insurance Limited (Australia)

            a)    MetLife Investments Pty Limited (Australia)

                  i) MetLife Insurance and Investment Trust (Australia) - MetLife Insurance and Investment Trust is a trust vehicle, the trustee of which is MetLife Investment Pty Limited. MetLife Investments Pty Limited is a wholly owned subsidiary of MetLife Insurance Limited.

            b)    MetLife Services (Singapore) PTE Limited (Australia)

      16. MetLife Seguros de Retiro S.A. (Argentina) - 96.8488% is owned by MetLife International Holdings, Inc. and 3.1512% is owned by Natiloportem Holdings, Inc.

      17. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, Inc. and 94.9999% is owned by MetLife International Holdings Inc.

      18. Compania Previsional MetLife S.A. (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.


           (a) Met AFJP S.A. (Argentina) - 75.4088% of the shares of Met AFJP S.A. are held by Compania Previsional MetLife SA, 19.5912% is owned by MetLife Seguros de Vida SA, 3.9689% is held by Natiloportem Holdings, Inc. and 1.0310% is held by MetLife Seguros de Retiro SA.


      19.   MetLife Worldwide Holdings, Inc. (DE)

            a)    MetLife Towarzystwo Ubezpieczen na Zycie Spolka Akcyjna.
                  (Poland)

            b)    MetLife Direct Co., Ltd. (Japan)


            c)    MetLife Limited (Hong Kong)


      20.   MetLife NC Limited (Ireland)


      21.   MetLife Europe Services Limited (Ireland)


T.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

            a) Park Twenty Three Investments Company (United Kingdom)- 1% voting control of Park Twenty Three Investments Company is held by St. James Fleet Investments Two Limited. 1% of the shares of Park Twenty Three Investments Company is held by Metropolitan Life Insurance Company. 99% is owned by 334 Madison Euro Investment, Inc.

                  i) Convent Station Euro Investments Four Company (United Kingdom)- 1% voting control of Convent Station Euro Investments Four Company is held by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company. 99% is owned by Park Twenty Three Investments Company.

      2.    St. James Fleet Investments Two Limited (Cayman Islands)

      3. One Madison Investments (Cayco) Limited (Cayman Islands)- 10.1% voting control of One Madison Investments (Cayco) Limited is held by Convent Station Euro Investments Four Company. 89.9% of the shares of One Madison Investments (Cayco) Limited is held by Metropolitan Life Insurance Company.

      4. CRB Co, Inc. (MA)- AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares and AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB, Co., Inc.

      5.    MLIC Asset Holdings II LLC (DE)

      6.    Thorngate, LLC (DE)

      7.    Alternative Fuel I, LLC (DE)

      8.    Transmountain Land & Livestock Company (MT)

      9.    MetPark Funding, Inc. (DE)

      10.   HPZ Assets LLC (DE)

      11.   Missouri Reinsurance (Barbados), Inc. (Barbados)

      12.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      13.   MetLife Real Estate Cayman Company (Cayman Islands)

      14.   Metropolitan Marine Way Investments Limited (Canada)

      15.   MetLife Private Equity Holdings, LLC (DE)

      16.   23rd Street Investments, Inc. (DE)

            a) Mezzanine Investment Limited Partnership-BDR (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            b) Mezzanine Investment Limited Partnership-LG (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            c) MetLife Capital Credit L.P. (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            d) MetLife Capital Limited Partnership (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

      17.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      18.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

      19.   Bond Trust Account A (MA)

      20.   MetLife Investments Asia Limited (Hong Kong).

      21. MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

      22. MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds 0.01% of MetLife Latin America Asesorias e Inversiones Limitada.

      23.   New England Life Insurance Company (MA)

            a)    New England Securities Corporation (MA)

      24.   GenAmerica Financial, LLC (MO)

            a)    GenAmerica Capital I (DE)

            b)    General American Life Insurance Company (MO)

                  i)   GenAmerica Management Corporation (MO)

      25.   Corporate Real Estate Holdings, LLC (DE)

      26. Ten Park SPC (CAYMAN ISLANDS ) - 1% voting control of Ten Park SPC is held by 23rd Street Investments, Inc.

      27.   MetLife Tower Resources Group, Inc. (DE)

      28.   Headland - Pacific Palisades, LLC (CA)

      29. Headland Properties Associates (CA) - 1% is owned by Headland - Pacific Palisades, LLC and 99% is owned by Metropolitan
            Life Insurance Company.

      30.   Krisman, Inc. (MO)

      31.   Special Multi-Asset Receivables Trust (DE)

      32.   White Oak Royalty Company (OK)

      33.   500 Grant Street GP LLC (DE)

      34. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC

      35.   MetLife Canada/MetVie Canada (Canada)

      36.   MetLife Retirement Services LLC (NJ)

            a)   MetLife Investment Funds Services LLC (NJ)

                 (i)   MetLife Investment Funds Management LLC (NJ)

                (ii)   MetLife Associates LLC (DE)

      37.   Euro CL Investments LLC (DE)

      38.   MEX DF Properties, LLC (DE)

      39. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company

      40.   MetLife Properties Ventures, LLC (DE)

            a)   Citypoint Holdings II Limited (UK)

      41.   Housing Fund Manager, LLC (DE)


            a) MTC Fund I, LLC (DE) 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            b) MTC Fund II, LLC (DE) - 0.01% of MTC Fund II, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            c) MTC Fund III, LLC (DE) - 0.01% of MTC Fund III, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

      42.   MLIC Asset Holdings, LLC (DE)

      43.   85 Brood Street LLC (CT)

      44.   The Building at 575 Fifth LLC (DE)


U.    MetLife Capital Trust IV (DE)

V.    MetLife Insurance Company of Connecticut (CT)

      1.    MetLife Property Ventures Canada ULC (Canada)


      2. Pilgrim Alternative Investments Opportunity Fund I, LLC (DE) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      3.    Pilgrim Alternative Investments Opportunity Fund III Associates, LLC
            (CT) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      4.    Pilgrim Investments Highland Park, LLC (DE)

      5.    Metropolitan Connecticut Properties Ventures, LLC (DE)

            a)    ML/VCC UT West Jordan, LLC (DE)

            b)    ML/VCC Gilroy, LLC (DE)

      6.    MetLife Canadian Property Ventures LLC (NY)

      7.    Euro TI Investments LLC (DE)

      8.    Greenwich Street Investments, LLC (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      9. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MetLife Insurance Company of Connecticut.

      10.   Plaza LLC (CT)

            a)    Tower Square Securities, Inc. (CT)

      11.   TIC European Real Estate LP, LLC (DE)

      12.   MetLife European Holdings, Inc. (UK)

            a) MetLife Europe Limited (IRELAND)

               i) MetLife Pensions Trustees Limited (UK)

            b) MetLife Assurance Limited (UK)

      13.   Travelers International Investments Ltd. (Cayman Islands)

      14.   Euro TL Investments LLC (DE)

      15.   Corrigan TLP LLC (DE)

      16.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

                  i)    Panther Valley, Inc. (NJ)

      17. TRAL & Co. (CT) - TRAL & Co. is a general partnership. Its partners are MetLife Insurance Company of Connecticut and Metropolitan Life Insurance Company.

      18.   Tribeca Distressed Securities, L.L.C. (DE)

      19.   MetLife Investors USA Insurance Comapny (DE)

      20.   TLA Holdings II LLC (DE)


W.    MetLife Reinsurance Company of South Carolina (SC)

X.    MetLife Investment Advisors Company, LLC (DE)

Y.    MetLife Standby I, LLC (DE)

      1.   MetLife Exchange Trust I (DE)

Z.    MetLife Services and Solutions, LLC (DE)

      1.   MetLife Solutions Pte. Ltd. (Singapore)

           i)    MetLife Services East Private Limited (India)


           ii) MetLife Global Operations Support Center Private Limited - 99.99999% is owned by MetLife Solutions Pte. Ltd. and 0.00001% is owned by Natiloportem Holdings, Inc.


AA.   SafeGuard Health Enterprises, Inc. (DE)

      1.   SafeGuard Dental Services, Inc. (DE)

      2.   SafeGuard Health Plans, Inc. (CA)

      3.   SafeHealth Life Insurance Company (CA)

      4.   SafeGuard Health Plans, Inc. (FL)

      5.   SafeGuard Health Plans, Inc. (NV)

      6.   SafeGuard Health Plans, Inc. (TX)

BB.   MetLife Capital Trust X (DE)

CC.   Cova Life Management Company (DE)

DD.   MetLife Reinsurance Company of Charleston (SC)

EE.   Federal Flood Certification Corp (TX)

FF.   MetLife Planos Odontologicos Ltda. (Brazil)

GG.   Metropolitan Realty Management, Inc. (DE)


The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

In addition to the entities shown on the organizational chart, MetLife, Inc. (or where indicated, a subsidiary) also owns interests in the following entities:

1) Metropolitan Life Insurance Company owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

2) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan Life Insurance Company serves as the general partner of the limited partnerships and Metropolitan Life Insurance Company directly owns a 99% limited partnership interest in each MILP. The MILPs have various ownership and/or debt interests in certain companies.

3) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

NOTE: THE METLIFE, INC. ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE JOINT
----
VENTURES AND PARTNERSHIPS OF WHICH METLIFE, INC. AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

ITEM 27. NUMBER OF CONTRACTHOLDERS




As of August 31, 2009, there were 8,264 owners of tax-qualified Contracts and 3,587 owners of non-qualified contracts.




ITEM 28.  INDEMNIFICATION


The Depositor's parent, MetLife, Inc. has secured a Financial Institution Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. MetLife, Inc. also maintains a Directors and Officers Liability and Corporate Reimbursement Insurance Policy insurance coverage with limits of $400 million under which the Depositor and New England Securities Corporation, the Registrant's principal underwriter (the "Underwriter"), as well as certain other subsidiaries of MetLife are covered. A provision in MetLife, Inc.'s by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of certain organizations, including the Depositor and the Underwriter.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by the director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


ITEM 29.  PRINCIPAL UNDERWRITERS

     (a) New England Securities Corporation also serves as principal underwriter for:

         New England Variable Annuity Fund I
         New England Life Retirement Investment Account
         New England Variable Life Separate Account
         New England Variable Annuity Separate Account

     (b) The directors and officers of the Registrant's principal underwriter, New England Securities Corporation, and their addresses are as follows:

                                      III-8


        Name                  Positions and Officers with
                                 Principal Underwriter
John J. Brett(3)              Director, Chairman of the Board and President
Craig W. Markham(4)           Director and Chief Operating Officer
William J. Toppeta(6)         Director
Timothy J. McLinden(6)        Vice President
Steven H. Ashton(7)           Vice President
Virgelan E. Aquino(3)         Vice President
Marc A. Cohn(6)               Vice President and Chief Compliance Officer-Investment Adviser
Richard J. Barquist(2)        Vice President
Robert Begun(3)               Vice President
Dennis J. Damaschke(5)        Vice President
Charles E. Fuller(3)          Vice President
Jeffrey P. Halperin(6)        Vice President
Donald R. Kaplan(11)          Chief Compliance Officer-Broker Dealer
Rebecca C. Kovatch(1)         Vice President
John G. Martinez(3)           Vice President and Financial and Operations
                              Principal
Brian Breneman(2)             Senior Vice President-Individual Distribution
Margaret C. Fechtmann(6)      Director
Michael J. Vietri(10)         Director and Executive Vice President-Individual Business
Kevin J. Paulson(8)           Vice President
Peter J. Renna(5)             Vice President
Kathleen J. Schoos(9)         Vice President
Jeffrey A. Wilk(3)            Vice President
Gwenn L. Carr(6)              Clerk and Secretary
Eric Steigerwalt(6)           Treasurer
Daniel D. Jordan(1)           Assistant Secretary, Assistant Clerk



Principal Business Address:


(1)  New England Life Insurance Company--501 Boylston Street, Boston, MA 02117
(2) MetLife--One MetLife Plaza, 27-01 Queens Plaza North, Long Island City, NY. 11101
(3)  MetLife--485 E US Highway 1 South, 4th Floor, Iselin, NJ 08830
(4)  General American Life Insurance Company--13045 Tesson Ferry Rd.,
     St. Louis, MO, 63128
(5)  MetLife--300 Davidson Avenue, Somerset, NJ 08873


(6)  MetLife--1095 Avenue of the Americas, New York, NY 10036
(7)  MetLife--501 Route 22, Bridgewater, NJ 08807
(8)  MetLife--4700 Westown Parkway, Suite 200, West Des Moines, IA 50266
(9)  MetLife--700 Quaker Lane, Warwick, RI 02886
(10) MetLife--177 South Common Drive, Aurora, IL 60504
(11) MetLife--10 Park Avenue, Morristown, NJ 07962


(c)


         (1)             (2)             (3)            (4)             (5)
                   Net Underwriting  Compensation
 Name of Principal   Discounts and   Redemption or   Brokerage        Other
    Underwriter       Commissions    Annuitization   Commissions   Compensation


    New England
    Securities        $ 173,897           0              0              0
    Corporation



Commissions are paid by the Company directly to agents who are registered representatives of the Principal Underwriter or to broker-dealers that have entered into a selling agreement with the principal underwriter with respect to sales of the Contracts.

                                      III-9

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

     The following companies will maintain possession of the documents required by Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder:

    (a)  Registrant

    (b) New England Life Insurance Company, 501 Boylston Street Boston, Massachusetts 02116

    (c) State Street Bank and Trust Company, 225 Franklin Street Boston, Massachusetts 02110

    (d) New England Securities Corporation, 501 Boylston Street Boston, Massachusetts 02116

    (e) Metropolitan Life Insurance Company, 1095 Avenues of the Americas, New York, NY 10036


    (f)  MetLife, 18210 Crane Nest Drive, Tampa, FL 33647


ITEM 31.  MANAGEMENT SERVICES

    Not applicable

ITEM 32.  UNDERTAKINGS

Registrant hereby makes the following undertakings:

(1) To file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements contained in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

(2) To include either (a) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information or (b) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

(3) To deliver a Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request;

(4) To offer Contracts to participants in the Texas Optional Retirement Program in reliance upon Rule 6c-7 of the Investment Company Act of 1940 and to comply with paragraphs (a)-(d) of that Rule; and

(5) To comply with and rely upon the Securities and Exchange Commission No-Action Letter to the American Council of Life Insurance, dated November 28, 1988, regarding Sections 22(e), 27(c)(1) and 27(d) of the Investment Company Act of 1940.

                                     III-10

                                REPRESENTATIONS

    Depositor hereby makes the following representation:

    Metropolitan Life Insurance Company represents that the fees and charges deducted under the Contracts described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by Metropolitan Life Insurance Company under the Contracts.

                                     III-11

                                   SIGNATURES




       As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of New York, and the State of New York, on the 2nd day of November 2009.





                               METROPOLITAN LIFE SEPARATE ACCOUNT E
                               (Registrant)

                               BY: METROPOLITAN LIFE INSURANCE COMPANY
                               (Depositor)



                               BY: /s/ Paul G. Cellupica
                                   --------------------------------------------
                                   Paul G. Cellupica
                                   Chief Counsel, Securities Regulation and
                                   Corporate Services


                               METROPOLITAN LIFE INSURANCE COMPANY
                               (Depositor)



                               BY: /s/ Paul G. Cellupica
                                   --------------------------------------------
                                   Paul G. Cellupica
                                   Chief Counsel, Securities Regulation and
                                   Corporate Services




                                     III-12

                                   SIGNATURES

     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on November 2, 2009.

      SIGNATURE                        Title
      ---------                        -----


                                    Chairman of the Board,
         *                   President and Chief Executive Officer
--------------------------

   C. ROBERT HENRIKSON

        *                             Executive Vice President and
---------------------------             Chief Financial Officer
   WILLIAM J. WHEELER


        *                             Executive Vice President and
--------------------------              Chief Accounting Officer
    PETER M. CARLSON


        *                             Executive Vice President and
--------------------------                 General Counsel
    JAMES L. LIPSCOMB


        *                             Director
--------------------------
  SYLVIA MATHEWS BURWELL


        *                             Director
--------------------------
   EDUARDO CASTRO-WRIGHT


                                      Director
--------------------------
   BURTON A. DOLE, JR.


        *                             Director
--------------------------
    CHERYL W. GRISE



        *                             Director
--------------------------
    R. GLENN HUBBARD




        *                             Director
--------------------------
     JOHN M. KEANE




                                     III-13

       SIGNATURE                       Title

       ---------                       -----


        *                             Director
--------------------------
    ALFRED F. KELLY, JR.



        *                             Director
--------------------------
      JAMES M. KILTS



        *                             Director
--------------------------
   CATHERINE R. KINNEY



        *                             Director
--------------------------
   HUGH B. PRICE



        *                             Director
--------------------------
    DAVID SATCHER

        *                             Director
--------------------------
  KENTON J. SICCHITANO

        *                             Director
--------------------------
   WILLIAM C. STEERE, JR.


        *                             Director
--------------------------
   LULU C. WANG


 /s/  MICHELE H. ABATE
-----------------------------
 MICHELE H. ABATE
 Attorney-In-Fact

 November 2, 2009



* Metropolitan Life Insurance Company. Executed by Michele H. Abate, Esq., on behalf of those indicated pursuant to Powers of Attorney filed herewith.

                                     III-14

                                  EXHIBIT INDEX


(3)(ii)   Letter Supplement to the Distribution Agreement

(8)(ii) Amendment No. 1 to Participation Agreement with Variable Insurance Products Fund

(8)(iii) Amendment No. 2 to Participation Agreement with Variable Insurance Products Fund

(8)(iv) Notice Under Participation Agreements with Variable Insurance Products Fund and Variable Insurance Products Fund II

(8)(v) Amendment No. 3 to Participation Agreement with Variable Insurance Products Fund

(8)(vi) Amendment No. 4 to Participation Agreement with Variable Insurance Products Fund

(8)(vii) Letter of Amendment and Assignment of Participation Agreements with Variable Insurance Products Fund

(8)(viii) Amendment No. 5 to the Participation Agreements with Variable Insurance Products Fund

(8)(xii)  Amendment Nos. 1, 2 and 3 with American Funds Insurance Series

(9)       Opinion and Consent of Counsel

(10) Consent of Independent Registered Public Accounting Firm (Deloitte & Touche LLP)

(13)      Powers of Attorney